Form 10-K, Exhibit 13
period 1998-12-31
SEMPRA ENERGY
filed 1999-03-09
CIK 1032208

EXHIBIT 13.01


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This section includes management's analysis of operating results from 1996 through 1998, and is intended to provide information about the capital resources, liquidity and financial performance of Sempra Energy and its subsidiaries (the company). This section also focuses on the major factors expected to influence future operating results and discusses investment and financing plans. It should be read in conjunction with the consolidated financial statements included in this Annual Report.
     The company is a California-based Fortune 500 energy-services company whose principal subsidiaries are San Diego Gas & Electric (SDG&E), which provides electric and natural gas service to San Diego County and southern Orange County, and Southern California Gas Company (SoCalGas), the nation's largest natural gas distribution utility, serving 4.8 million meters throughout most of southern California and part of central California. Together, the two utilities serve approximately 7 million meters. Sempra Energy Trading is engaged in the wholesale trading and marketing of natural gas, power and petroleum. Sempra Energy Solutions is engaged in the buying and selling of natural gas for large users, integrated energy-management services targeted at large governmental and commercial facilities, and consumer-market products and services. Sempra Energy Financial invests in limited partnerships representing 1,250 affordable-housing properties throughout the United States. Through other subsidiaries, the company owns and operates interstate and offshore natural gas pipelines and centralized heating and cooling for large building complexes, and is involved in domestic and international energy-utility operations, nonutility electric generation and other energy-related products and services.

BUSINESS COMBINATIONS

Sempra Energy was formed to serve as a holding company for Pacific Enterprises (the parent corporation of the Southern California Gas Company) and Enova Corporation (the parent corporation of San Diego Gas & Electric Company) in connection with a business combination that became effective on June 26, 1998 (the PE/Enova Business Combination). In January 1998, PE and Enova jointly acquired CES/Way International, Inc. Expenses incurred in connection with these business combinations are $85 million, aftertax, and $20 million, aftertax, for the years ended December 31, 1998 and 1997, respectively. These costs consist primarily of employee-related costs, and investment banking, legal, regulatory and consulting fees.
     In connection with the PE/Enova Business Combination, the holders of common stock of PE and Enova became the holders of the company's common stock. PE's common shareholders received 1.5038 shares of the company's common stock for each share of PE common stock, and Enova's common shareholders received one share of the company's common stock for each share of Enova common stock. The preferred stock of PE remained outstanding. The combination was approved by the shareholders of both companies on March 11, 1997, and was a tax-free transaction. The Consolidated Financial Statements of the company gave effect to the combination using the pooling-of-interests method and are preserved as if the companies were combined during all periods included therein.

CAPITAL RESOURCES AND LIQUIDITY

The company's utility operations continue to be a major source of liquidity. In addition, working capital requirements are met primarily through the issuance of short- and long-term debt. Cash requirements primarily include capital investments in the utility operations. Nonutility cash requirements include investments in Sempra Energy Resources, Sempra Energy Utility Ventures, Sempra Energy Solutions, Sempra Energy Trading, CES/Way International, and other domestic and international ventures.
     Additional information on sources and uses of cash during the last three years is summarized in the following condensed statement of consolidated cash flows:
------------------------------------------------------------
SOURCES AND (USES) OF CASH
Year Ended December 31
(Dollars in millions)               1998     1997     1996
------------------------------------------------------------
Operating Activities               $1,323    $918    $1,164
                                   -------------------------
Investing Activities:
   Capital expenditures	              (438)   (397)     (413)
   Acquisitions of subsidiaries      (191)   (206)      (50)
   Other                              (50)      1       (51)
                                   -------------------------
      Total Investing Activities     (679)   (602)     (514)
                                   -------------------------
Financing Activities:
   Common stock dividends            (325)   (301)     (300)
   Sale of common stock                34      17         8
   Repurchase of common stock          (1)   (122)      (24)
   Redemption of preferred stock      (75)      _      (225)
   Long-term debt-net                (356)    382      (155)
   Short-term debt-net               (311)     92        29
                                   -------------------------
      Total Financing Activities   (1,034)     68      (667)
                                   -------------------------
Increase (decrease) in cash
   and cash equivalents             $(390)   $384      $(17)
------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

The increase in cash flows from operating activities in 1998 was primarily due to lower working-capital requirements for natural gas operations in 1998. This was caused by higher throughput compared to 1997, combined with natural gas costs that were lower than amounts being collected in rates, which resulted in overcollected regulatory balancing accounts at year-end 1998. This increase was partially offset by expenses incurred in connection with the business combinations. The fluctuation in cash flows from operations was also affected by electric-industry restructuring, including the acceleration of depreciation of electric-generating assets, offset by recovery of stranded costs via the competition transition charge and the 10-percent rate reduction reflected in customers' bills in 1998.
     The decrease in cash flows from operating activities in 1997 was primarily due to greater working-capital requirements for natural gas operations in 1997. This was caused by natural gas costs being higher than amounts collected in rates, resulting in undercollected regulatory balancing accounts at year-end 1997. The cash flow from electric operations for 1997 was consistent with results from 1996.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash flows from investing activities primarily represent capital expenditures and investments in new businesses.

Capital Expenditures

Capital expenditures were $41 million higher in 1998 than in 1997 due to greater capital spending at the company's corporate center related to facility improvements and equipment purchases, and at SDG&E related to industry-restructuring needs and improvements to the electric distribution system, partially offset by lower capital spending at SoCalGas.
     Capital expenditures were $16 million lower in 1997 than in 1996 due to changes in the scope and timing of several major capital projects primarily related to information systems. SoCalGas had lower capital spending related to the customer information system's being completed in early 1996 and other nonrecurring computer system expenditures in 1996. The decrease was partially offset by higher capital expenditures related to the purchase of a data processing facility and a plant expansion at a non-utility subsidiary. SDG&E's capital expenditures were lower due to changes in scope and timing of several major capital projects.
     At SDG&E, payments to the nuclear-decommissioning trusts are expected to continue until San Onofre Nuclear Generating Station (SONGS) is decommissioned, which is not expected to occur before 2013. Unit 1, although permanently shut down in 1992, was scheduled to be decommissioned concurrently with Units 2 and 3. However, SDG&E and the other owners of SONGS have requested that the CPUC grant authority to begin decommisioning Unit 1 on January 1, 2000. See Note 6 of the notes to the Consolidated Financial Statements for additional information.
     The decision of the CPUC approving the PE/Enova Business Combination required, among other things, that SDG&E divest itself of all its fossil fueled generation facilities. In December 1998, SDG&E entered into agreements to accomplish that. Completion is pending regulatory approvals and is expected during the first half of 1999. See "Electric-Generation Assets" below for further discussion of the divestiture. Anticipated proceeds from these plant assets, net of the assets' book value, the costs of the sales and certain environmental cleanup costs, will be applied for accounting purposes directly to the recovery of SDG&E's other transition costs. On a cash basis, the proceeds will be available for general corporate purposes. However, the divestiture of the facilities will eventually lead to reduced cash flow from operations.
     Capital expenditures at the utilities are estimated to be $419 million in 1999. They will be financed primarily by internally generated funds and will largely represent investment in utility operations. The level of capital expenditures in the next few years will depend heavily on the impact of electric-industry restructuring and the timing and extent of expenditures to comply with environmental requirements.

Investments

In December 1997, PE and Enova jointly acquired Sempra Energy Trading for $225 million. In July 1998, Sempra Energy Trading purchased a subsidiary of Consolidated Natural Gas, a wholesale trading and commercial marketing operation, for $36 million to expand its operation in the eastern United States.
     In December 1997, Sempra Energy Resources and Reliant Energy Power Generation formed El Dorado Energy, a joint venture to build, own and operate a natural gas power plant in Boulder City, Nevada. Sempra Energy Resources invested $19.7 million and $2.3 million in El Dorado Energy in 1998 and 1997, respectively. Total cost of the project is projected to be $263 million. In October 1998, El Dorado Energy obtained a 15-year, $158-million, senior secured credit facility to finance the project. This financing represents approximately 60 percent of the estimated total project costs.
     In September 1997, Sempra Energy Utility Ventures formed a joint venture with Bangor Hydro to build, own and operate a $40 million natural gas distribution system in Bangor, Maine. The project is under construction and is expected to be operational in the fourth quarter of 1999. In December 1997, Sempra Energy Utility Ventures entered into a partnership with Frontier Utilities of North Carolina to build and operate a $55 million natural gas distribution system in North Carolina. Gas delivery began in December 1998. Subsequent to December 31, 1998, Sempra Energy Utilities Ventures acquired 100 percent ownership of the system.
     In May 1997, Sempra Energy Solutions, together with Conectiv Thermal Systems, Inc., formed two joint ventures to provide integrated energy management services to commercial and industrial customers. Specific projects of these joint ventures are described in Note 3 of the notes to Consolidated Financial Statements.
     As noted above, Sempra Energy Solutions acquired CES/Way International, Inc. (CES/Way) in 1998. CES/Way provides energy-efficiency services, including energy audits, engineering design, project management, construction, financing and contract maintenance.
     In March 1998, the company increased its existing investment in two Argentine natural gas utility holding companies from 12.5 percent to 21.5 percent by purchasing an additional interest for $40 million.
     Fluctuations in Sempra Energy's level of investments in the next few years will depend primarily on the activities of its subsidiaries other than SoCalGas and SDG&E.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash used in financing activities increased in 1998 due to greater short- and long-term debt repayments and the redemption of preferred stock in 1998, and the issuance of rate-reduction bonds in 1997, partially offset by the repurchase of common stock in 1997.
     Net cash was provided by financing activities in 1997 compared to net cash being used in 1996 due to the issuance of rate reduction bonds and lower repayments of long-term debt in 1997, and the redemption of preferred stock in 1996, partially offset by the redemption of common stock in 1997.

Long-Term Debt

In December 1997, $658 million of Rate Reduction Bonds were issued on SDG&E's behalf at an average interest rate of 6.26 percent. A portion of the bond proceeds was used to retire variable-rate, taxable Industrial Development Bonds (IDBs). Additional information concerning the Rate Reduction Bonds is provided below under "Electric Industry Restructuring." In 1998, cash was used for the repayment of $247 million of first-mortgage bonds, and $66 million of rate-reduction bonds. Short-term debt repayments included repayment of $94 million of debt issued to finance SoCalGas' Comprehensive Settlement as discussed in Note 14 of the notes to Consolidated Financial Statements.
     In 1997, cash was used for the repayment of $96 million of debt issued to finance the Comprehensive Settlement and repayment of $252 million of SoCalGas' first-mortgage bonds. This was partially offset by the issuance of $120 million in medium-term notes and short-term borrowings used to finance working capital requirements at SoCalGas.
     SDG&E has $83 million of temporary investments that will be maintained into the future to offset, for regulatory purposes, a like amount of long-term debt. The specific debt series being offset consists of variable-rate IDBs. The CPUC has approved specific ratemaking treatment which allows SDG&E to offset IDBs as long as there is at least a like amount of temporary investments. If and when SDG&E requires all or a portion of the $83 million of IDBs to meet future needs for long-term debt, such as to finance new construction, the amount of investments which are being maintained will be reduced below $83 million and the level of IDBs being offset will be reduced by the same amount.

Stock Purchases and Redemptions

The company, through PE and Enova, repurchased $1 million, $122 million and $24 million of common stock in 1998, 1997 and 1996, respectively. The stock repurchase programs of PE and Enova were suspended as a result of the PE/Enova Business Combination. Sempra Energy does not have a stock-repurchase program.
     On February 2, 1998, SoCalGas redeemed all outstanding shares of its 7 3/4% Series Preferred Stock at a cost of $25.09 per share, or $75.3 million including accrued dividends.

Dividends

Dividends paid on common stock amounted to $325 million in 1998, compared to approximately $300 million in 1997 and 1996. The increase in 1998 is the result of the company's paying dividends on its common stock at the rate previously paid by Enova, which, on an equivalent-share basis, is higher than the rate paid by PE.
     Dividends are paid quarterly to shareholders. The payment of future dividends and the amount thereof are within the discretion of the board of directors.

CAPITALIZATION

The debt to capitalization ratio was 50 percent at year-end 1998, below the 54 percent ratio in 1997. The decrease was primarily due to the repayment of debt. The debt to capitalization ratio increased to 54 percent in 1997 from 50 percent in 1996, primarily due to the issuance of SDG&E's Rate Reduction Bonds.



CASH AND CASH EQUIVALENTS

Cash and cash equivalents were $424 million at December 31, 1998. This cash is available for investment in energy-related domestic and international projects, and the retirement of debt and other corporate purposes.
     The company anticipates that cash required in 1999 for capital expenditures and dividend and debt payments will be provided by cash generated from operating activities and existing cash balances.
     In addition to cash from ongoing operations, the company has multiyear credit agreements that permit term borrowings of up to $995 million, of which $43 million is outstanding at December 31, 1998. For further discussion, see Note 4 of the notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

1998 Compared to 1997

Net income for 1998 decreased to $294 million, or $1.24 per share of common stock (diluted) in 1998, compared to net income of $432 million, or $1.82 per share of common stock (diluted) in 1997.
     The decrease in net income is primarily due to the costs associated with the business combinations, and a lower base margin established at SoCalGas in its Performance Based Regulation decision (SoCalGas PBR Decision) which became effective on August 1, 1997, as further described in Note 14 of the notes to Consolidated Financial Statements. Expenses related to the business combinations were $85 million ($0.36 per share) and $20 million ($0.08 per share), aftertax, for 1998 and 1997, respectively.
     Also contributing to lower net income for 1998 were significant start-up costs at Sempra Energy Solutions and at Sempra Energy Trading as discussed under "Other Operations" below.
     For the fourth quarter, net income decreased compared to the prior fourth quarter due to PBR and Demand-Side Management awards in the 1997 quarter, electric seasonality effects compared to 1997, and the factors that affected the annual comparison.
     Book value per share decreased to $12.29 from $12.56, due to common dividends' exceeding the decreased net income in 1998.

1997 Compared to 1996

Net income for 1997 increased to $432 million, or $1.82 per share of common stock (diluted), compared to net income of $427 million, or $1.77 per share (diluted), in 1996. The increase in net income per share is due primarily to the repurchases of common stock, which caused the weighted average number of shares of common stock outstanding to decrease 2 percent in 1997. The increase in net income is primarily due to increased net income from utility operations, partially offset by costs related to the PE/Enova Business Combination and the start-up of unregulated operations.
     Book value per share increased to $12.56 from $12.21, due to net income's exceeding the combined effect of common dividends and the stock repurchases.

UTILITY OPERATIONS

To understand the operations and financial results of SoCalGas and SDG&E, it is important to understand the ratemaking procedures that SoCalGas and SDG&E follow.
     SoCalGas and SDG&E are regulated by the CPUC. It is the responsibility of the CPUC to determine that utilities operate in the best interests of their customers and have the opportunity to earn a reasonable return on investment. In response to utility-industry restructuring, SoCalGas and SDG&E have received approval from the CPUC for PBR.
     PBR replaces the general rate case (GRC) procedure and certain other regulatory proceedings. Under ratemaking procedures in effect prior to PBR, SoCalGas and SDG&E typically filed a GRC with the CPUC every three years. In a GRC, the CPUC establishes a base margin, which is the amount of revenue to be collected from customers to recover authorized operating expenses (other than the cost of fuel, natural gas and purchased power), depreciation, taxes and return on rate base.
     Under PBR, regulators allow income potential to be tied to achieving or exceeding specific performance and productivity measures, rather than relying solely on expanding utility rate base in a market where a utility already has a highly developed infrastructure. See additional discussion of PBR in Note 14 of the notes to Consolidated Financial Statements.
     In September 1996, California enacted a law restructuring California's electric-utility industry. The legislation adopted the December 1995 CPUC policy decision restructuring the industry to stimulate competition and reduce rates. Beginning on March 31, 1998, customers were able to buy their electricity through the California Power Exchange (PX) that obtains power from qualifying facilities, nuclear units and, lastly, from the lowest-bidding suppliers. The PX serves as a wholesale power pool, allowing all energy producers to participate competitively.
     The natural gas industry experienced an initial phase of restructuring during the 1980s by deregulating natural gas sales to noncore customers. In January 1998, the CPUC initiated a project to assess the current market and regulatory framework for California's natural gas industry. The general goals of the plan are to consider reforms to the current regulatory framework emphasizing market-oriented policies.
     See additional discussion of electric-industry and natural gas-industry restructuring below in "Electric-Industry Restructuring" and "Gas-Industry Restructuring" and in Note 14 of the notes to Consolidated Financial Statements.
     The table below summarizes the components of utility natural gas and electric volumes and revenues by customer class for 1998, 1997 and 1996.



GAS SALES, TRANSPORTATION & EXCHANGE
(Dollars in millions, volumes in billion cubic feet)

                           Gas Sales     Transportation & Exchange          Total
                      -----------------------------------------------------------------------
                        Throughput   Revenue   Throughput   Revenue    Throughput   Revenue
                           -----------------------------------------------------------------------
1998:
  Residential                  304    $2,234            3       $11           307    $2,245
  Commercial and Industrial    102       571          329       277           431       848
  Utility Electric Generation*  57         9          139        66           196        75
  Wholesale                                            28         7            28         7
                      -----------------------------------------------------------------------
                               463    $2,814          499      $361           962     3,175
  Balancing accounts and other                                                         (403)
                                                                                    ---------
    Total                                                                            $2,772
---------------------------------------------------------------------------------------------
1997:
  Residential                  268    $1,957            3       $10           271    $1,967
  Commercial and Industrial    102       617          332       273           434       890
  Utility Electric Generation*  49        14          158        76           207        90
  Wholesale                                            18        12            18        12
                           -----------------------------------------------------------------------
                               419    $2,588          511      $371           930     2,959
  Balancing accounts and other                                                            5
                                                                                    ---------
    Total                                                                            $2,964
---------------------------------------------------------------------------------------------
1996:
  Residential                  264    $1,809            3       $10           267    $1,819
  Commercial and Industrial    104       573          314       257           418       830
  Utility Electric Generation*  43         9          139        70           182        79
  Wholesale                                            17        10            17        10
                           -----------------------------------------------------------------------
                               411    $2,391          473      $347           884     2,738
  Balancing accounts and other                                                          (28)
                                                                                                        ---------
    Total                                                                            $2,710
---------------------------------------------------------------------------------------------
* The portion representing SDG&E's sales for electric generation includes margin only.

ELECTRIC DISTRIBUTION
(Dollars in millions, volumes in millions of Kwhrs)
                                  1998                    1997                    1996
                      -----------------------------------------------------------------------
                            Volumes   Revenue      Volumes   Revenue       Volumes   Revenue
                      -----------------------------------------------------------------------
  Residential                6,282      $637        6,125      $684         5,936       $647
  Commercial                 6,821       643        6,940       680         6,467        625
  Industrial                 3,097       233        3,607       268         3,567        261
  Direct access                964        44           -         -             -          -
  Street and highway lighting   85         8           76         7            75          7
  Off-system sales             706        15        4,919       116           650         13
                      -----------------------------------------------------------------------
                            17,955     1,580       21,667     1,755        16,695      1,553
  Balancing and other                    285                     14                       38
                      -----------------------------------------------------------------------
     Total                  17,955    $1,865       21,667    $1,769        16,695     $1,591
                      -----------------------------------------------------------------------



1998 Compared to 1997

Utility natural gas revenues decreased 6 percent in 1998 primarily due to the lower natural gas margin established in the SoCalGas PBR Decision, a decrease in the average cost of natural gas and a decrease in sales to utility electric-generation customers, partially offset by increased sales to residential customers due to colder weather in 1998.
     Electric revenues increased 5 percent in 1998 compared to 1997, primarily due to the recovery of stranded costs via the competition transition charge (CTC), and to alternate costs incurred (including fuel and purchased power) due to the delay from January 1 to March 31, 1998, in the start-up of operations of the PX and Independent System Operator (ISO). These factors were partially offset by a decrease in retail revenue as a result of the 10-percent small customer rate reduction, which became effective in January 1998, and by a decrease in sales to other utilities, due to the start-up of the PX. The 10-percent rate reduction and PX are described further under "Factors Influencing Future Performance" and in Note 14 of the notes to Consolidated Financial Statements.
     Revenues from the ISO/PX reflect sales from the company's power plants and from long-term purchased-power contracts to the ISO/PX commencing April 1, 1998.
     The company's cost of natural gas distributed decreased 18 percent in 1998, largely due to a decrease in the average cost of natural gas purchased, partially offset by increases in sales volume.
     Purchased power decreased 34 percent in 1998 primarily as a result of ISO/PX purchases' replacing short-term energy sources commencing April 1, 1998.
     Depreciation and amortization expense increased 54 percent in 1998, primarily due to the recovery of stranded costs via the CTC. The earnings impact of the increase is offset by CTC revenue (see above).
     Operating expenses increased 16 percent in 1998, primarily due to the higher business-combination costs ($142 million in 1998, compared to $30 million in 1997) and additional operating expenses due to start-up operations in 1998, including the acquisitions of Sempra Energy Trading and CES/Way.

1997 Compared to 1996

Utility natural gas revenues increased 9 percent in 1997 primarily due to an increase in the average unit cost of natural gas, which is recoverable in rates. To a lesser extent, the increase was due to increased throughput to utility electric-generation customers due to increased demand for electricity. The increase was partially offset by an increase in customer purchases of natural gas directly from other suppliers.
     Utility electric revenues increased 11 percent in 1997, primarily due to an increase in sales for resale to other utilities and increased retail sales volume due to weather.
     Utility cost of natural gas distributed increased 22 percent in 1997, largely due to an increase in the average cost of natural gas purchased and increases in sales volume.
     Purchased power increased 42 percent in 1997, primarily due to increased volume, which resulted from lower nuclear-generation availability due to refuelings at SONGS and increased use of purchased power due to decreased purchased-power prices.
     Operating expenses increased 15 percent in 1997, primarily due to the startup of unregulated operations, partially offset by lower utility operating expenses. The extent of this offset was lessened by reduced costs in 1996 from favorable litigation settlements.

FACTORS INFLUENCING FUTURE PERFORMANCE

Performance of the company in the near future will depend primarily on the results of SDG&E and SoCalGas. Because of the ratemaking and regulatory process, electric- and natural gas-industry restructuring, and the changing energy marketplace, there are several factors that will influence future financial performance. These factors are summarized below.

KN Energy Acquisition

On February 22, 1999, the company announced a definitive agreement to acquire KN Energy, Inc., subject to approval by the shareholders of both companies and by various regulatory agencies. See Note 16 of the notes to Consolidated Financial Statements for additional information.

Electric-Industry Restructuring

As discussed above, in September 1996, California enacted a law restructuring California's electric-utility industry (AB 1890). Consumers now have the opportunity to choose to continue to purchase their electricity from the local utility under regulated tariffs, to enter into contracts with other energy service providers (direct access) or to buy their power from the PX that serves as a wholesale power pool allowing all energy producers to participate competitively. The local utility continues to provide distribution service regardless of which source the consumer chooses. See Note 14 of the notes to Consolidated Financial Statements for additional information.

Transition Costs

AB 1890 allows utilities, within certain limits, the opportunity to recover their stranded costs incurred for certain above-market CPUC-approved facilities, contracts and obligations through the establishment of the CTC.
     Utilities are allowed a reasonable opportunity to recover their stranded costs through December 31, 2001. Stranded costs include sunk costs, as well as ongoing costs the CPUC finds reasonable and necessary to maintain generation facilities through December 31, 2001. These costs also include other items SDG&E has accrued under traditional cost-of-service regulation.
     Through December 31, 1998, SDG&E has recovered transition costs of $500 million for nuclear generation and $200 million for nonnuclear generation. Excluding the costs of purchased power and other costs whose recovery is not limited to the pre-2002 period, the balance of SDG&E's stranded assets at December 31, 1998, is $600 million, consisting of $400 million for the power plants and $200 million of related deferred taxes and undercollections. During the 1998-2001 period, recovery of transition costs is limited by a rate cap. See Note 14 of the notes to Consolidated Financial Statements for additional information.



Electric-Generation Assets

In November 1997, SDG&E adopted a plan to auction its power plants and other electric-generating assets so that it could continue to concentrate its business on the transmission and distribution of electricity and natural gas as California opens its electric-utility industry to competition. This plan included the divestiture of SDG&E's fossil-fueled power plants and combustion turbines, its 20-percent interest in SONGS and its portfolio of long-term purchased-power contracts. The power plants, including the interest in SONGS, have a net book value as of December 31, 1998, of $400 million ($100 million for fossil and $300 million for SONGS).
     The March 1998 decision of the CPUC approving the PE/Enova Business Combination required, among other things, the divestiture by SDG&E of its fossil-fueled generation units. On December 11, 1998, SDG&E entered into agreements for the sale of its South Bay Power Plant, Encina Power Plant and 17 combustion-turbine generators. The sales are subject to regulatory approval and are expected to close during the first half of 1999. See Note 14 of the notes to Consolidated Financial Statements for additional information.
     As mentioned above, Sempra Energy Resources and Reliant Energy Power Generation formed a joint venture to build, own and operate a natural gas power plant (El Dorado) in Boulder City, Nevada. The joint venture plans to sell the plant's electricity into the wholesale market, which, in turn, sells to utilities throughout the Western United States. The new plant will employ an advanced combined-cycle gas-turbine technology, enabling it to become one of the most efficient and environmentally friendly power plants in the nation. Its proximity to existing natural gas pipelines and electric transmission lines will allow El Dorado to actively compete in the deregulated electric-generation market. The project, funded equally by the company and Reliant, began in the first quarter of 1998, with an expected operational date set for the fourth quarter of 1999.

Electric Rates

AB 1890 provides for a 10-percent reduction in rates for residential and small commercial customers effective in January 1998, and provided for the issuance of rate-reduction bonds by an agency of the State of California to enable its investor-owned utilities (IOUs) to achieve this rate reduction. In December 1997, $658 million of rate-reduction bonds were issued on behalf of SDG&E at an average interest rate of 6.26 percent. These bonds are being repaid over 10 years by SDG&E's residential and small commercial customers via a nonbypassable charge on their electricity bills. In September 1997, SDG&E and the other California IOUs received a favorable ruling by the Internal Revenue Service on the tax treatment of the bond transaction. The ruling states, among other things, that the receipt of the bond proceeds does not result in gross income to SDG&E at the time of issuance, but rather the proceeds are taxable over the life of the bonds. The Securities and Exchange Commission determined that these bonds should be reflected on the utilities' balance sheets as debt, even though the bonds are not secured by, or payable from, utility assets, but rather by the future revenue streams collected from customers. SDG&E formed a subsidiary, SDG&E Funding LLC, to facilitate the issuance of the rate-reduction bonds. In exchange for the bond proceeds, SDG&E sold to SDG&E Funding LLC all of its rights to the revenue streams. Consequently, the revenue streams are not the property of SDG&E and are not available to creditors of SDG&E.
     AB 1890 also included a rate freeze for all customers. Until the earlier of March 31, 2002, or when transition-cost recovery is complete, SDG&E's average system rate will be held at 9.64 cents per kilowatt-hour, except for the impacts of fuel-cost changes and the 10-percent rate reduction described above. Beginning in 1998, system-average rates were fixed at 9.43 cents per kwh, which includes the maximum permitted increase related to fuel-cost increases and the mandatory rate reduction. SDG&E's ability to recover its transition costs is dependent on its total revenues under the rate freeze exceeding traditional cost-of-service revenues during the transition period by at least the amount of the CTC less the net proceeds from the sale of electric-generating assets. During the transition period, SDG&E will not earn awards from special programs, such as Demand-Side Management, unless total revenues are also adequate to cover the awards. Fuel-price volatility is one of the more significant uncertainties in the ability of SDG&E to recover its transition costs and program awards.
     In early 1999, SDG&E filed with the CPUC for an interim mechanism to deal with electric rates after the rate freeze ends, noting the possibility that the SDG&E rate freeze could end in 1999.

Performance-Based Regulation

As discussed above, under PBR, regulators allow future income potential to be tied to achieving or exceeding specific performance and productivity measures, as well as cost reductions, rather than by relying solely on expanding utility rate base. See additional discussion of PBR in Note 14 of the notes to Consolidated Financial Statements.

Regulatory Accounting Standards

SoCalGas and SDG&E are accounting for the economic effects of regulation on all of their utility operations, except for electric generation, in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Under SFAS No. 71, a regulated entity records a regulatory asset if it is probable that, through the rate-making process, the utility will recover the asset from customers. Regulatory liabilities represent future reductions in revenues for amounts due to customers. See Notes 2 and 14 of the notes to Consolidated Financial Statements for additional information.

Affiliate Transactions

On December 16, 1997, the CPUC adopted rules establishing uniform standards of conduct governing the manner in which California IOUs conduct business with their affiliates. The objective of these rules, which became effective January 1, 1998, is to ensure that the utilities' energy affiliates do not gain an unfair advantage over other competitors in the marketplace and that utility customers do not subsidize affiliate activities.
     The CPUC excluded utility-to-utility transactions between SDG&E and SoCalGas from the affiliate-transaction rules in its March 1998 decision approving the PE/Enova Business Combination. As a result, the affiliate-transaction rules will not substantially impact the company's ability to achieve anticipated synergy savings. See Notes 1 and 14 of the notes to Consolidated Financial Statements for additional information.

Allowed Rate of Return

For 1998, SoCalGas was authorized to earn a rate of return on rate base of 9.49 percent and a rate of return on common equity of 11.6 percent, which is unchanged from 1997. SDG&E was authorized to earn a rate of return on rate base of 9.35 percent and a rate of return on common equity of 11.6 percent, unchanged from 1997. See additional discussion in Note 14 of the notes to Consolidated Financial Statements.

Management Control of Expenses and Investment

In the past, management has been able to control operating expenses and investment within the amounts authorized to be collected in rates.
     It is the intent of management to control operating expenses and investments within the amounts authorized to be collected in rates in the PBR decision. The utilities intend to make the efficiency improvements, changes in operations and cost reductions necessary to achieve this objective and earn their authorized rates of return. However, in view of the earnings-sharing mechanism and other elements of the PBR, it is more difficult to exceed authorized returns to the degree experienced in past years. See additional discussion of PBR in Note 14 of the notes to Consolidated Financial Statements.

Gas-Industry Restructuring

The natural gas industry experienced an initial phase of restructuring during the 1980s by deregulating natural gas sales to noncore customers. On January 21, 1998, the CPUC initiated a project to assess the current market and regulatory framework for California's natural gas industry. The general goals of the plan are to consider reforms to the current regulatory framework emphasizing market-oriented policies benefiting California natural gas consumers. On August 25, 1998, California enacted a law prohibiting the CPUC from enacting any natural gas-industry restructuring decision for core customers prior to January 1, 2000. The CPUC continues to study the issue.

Noncore Bypass

SoCalGas' throughput to enhanced oil recovery (EOR) customers in the Kern County area has decreased significantly since 1992 because of the bypass of SoCalGas' system by competing interstate pipelines. The decrease in revenues from EOR customers has not had a material impact on SoCalGas' earnings.
     Bypass of other markets also may occur, and SoCalGas is fully at risk for a reduction in non-EOR, noncore volumes due to bypass. However, significant additional bypass would require construction of additional facilities by competing pipelines. SoCalGas is continuing to reduce its costs to maintain cost competitiveness in order to retain transportation customers.

Noncore Pricing

To respond to bypass, SoCalGas has received authorization from the CPUC for expedited review of long-term gas-transportation service contracts with some noncore customers at lower-than-tariff rates. In addition, the CPUC approved changes in the methodology that eliminates subsidization of core-customer rates by noncore customers. This allocation flexibility, together with negotiating authority, has enabled SoCalGas to better compete with new interstate pipelines for noncore customers.

Noncore Throughput

SoCalGas' earnings may be adversely impacted if natural gas throughput to its noncore customers varies from estimates adopted by the CPUC in establishing rates. There is a continuing risk that an unfavorable variance in noncore volumes may result from external factors such as weather, electric deregulation, the increased use of hydroelectric power, competing pipeline bypass of SoCalGas' system and a downturn in general economic conditions. In addition, many noncore customers are especially sensitive to the price relationship between natural gas and alternate fuels, as they are capable of readily switching from one fuel to another, subject to air-quality regulations. SoCalGas is at risk for the lost revenue.
     Through July 31, 1999, any favorable earnings effect of higher revenues resulting from higher throughput to noncore customers has been limited as a result of the Comprehensive Settlement discussed in Note 14 of the notes to Consolidated Financial Statements.

Excess Interstate Pipeline Capacity

Existing interstate pipeline capacity into California exceeds current demand by over one billion cubic feet (Bcf) per day. This situation has reduced the market value of the capacity well below the Federal Energy Regulatory Commission's (FERC) tariffs. SoCalGas has exercised its step-down option on both the El Paso and Transwestern systems, thereby reducing its firm interstate capacity obligation from 2.25 Bcf per day to 1.45 Bcf per day.
     FERC-approved settlements have resulted in a reduction in the costs that SoCalGas possibly may have been required to pay for the capacity released back to El Paso and Transwestern that cannot be remarketed. Of the remaining 1.45 Bcf per day of capacity, SoCalGas' core customers use 1.05 Bcf per day at the full FERC tariff rate. The remaining 0.4 Bcf per day of capacity is marketed at significant discounts. Under existing California regulation, unsubscribed capacity costs associated with the remaining 0.4 Bcf per day are recoverable in customer rates. While including the unsubscribed pipeline cost in rates may impact SoCalGas' ability to compete in highly contested markets, SoCalGas does not believe its inclusion will have a significant impact on volumes transported or sold.

ENVIRONMENTAL MATTERS

The company's operations are conducted in accordance with applicable federal, state and local environmental laws and regulations governing such things as hazardous wastes, air and water quality, and the protection of wildlife.
     These costs of compliance are normally recovered in customer rates. Whereas it is anticipated that the environmental costs associated with natural gas operations and with electric transmission and generation operations will continue to be recoverable in rates, the restructuring of the California electric-utility industry, described above under "Electric Industry Restructuring," will change the way utility rates are set and costs associated with electric generation are recovered. Capital costs related to environmental regulatory compliance for electric generation are intended to be included in transition costs for recovery through 2001. However, depending on the final outcome of industry restructuring and the impact of competition, the costs of future compliance with environmental regulations may not be fully recoverable.
     Capital expenditures to comply with environmental laws and regulations were $1 million in 1998, $5 million in 1997 and $9 million in 1996, and are not expected to be significant during the next five years. These projected expenditures primarily consist of the estimated cost of reducing air emissions by retrofitting power plants. This estimate anticipates that SDG&E completes the planned sale of its fossil-fueled power plants during the first half of 1999. Additional information on SDG&E's divestiture of its electric-generating assets is discussed above under "Electric Generation Assets" and in Note 14 of the notes to Consolidated Financial Statements.

Hazardous Substances

In 1994, the CPUC approved the Hazardous Waste Collaborative, a mechanism which allows SoCalGas, SDG&E and other utilities to recover, through rates, costs associated with the cleanup of sites contaminated with hazardous waste. In general, utilities are allowed to recover 90 percent of their cleanup costs and any related costs of litigation through rates. In early 1998, the CPUC modified this mechanism to exclude these costs related to electric-generation activities. These costs are now eligible for inclusion in the Competition Transition Cost (CTC) recovery process described above.
     During the early 1900s, SDG&E, SoCalGas and their predecessors manufactured gas from coal or oil, the sites of which have often become contaminated with the hazardous residual by-products of the process. SDG&E has identified three former manufactured-gas plant sites. One of these sites has been remediated and a site-closure letter has been received from the San Diego County Department of Environmental Health. An environmental site assessment has been conducted and the estimated cost to remediate the other two sites is $6 million. SoCalGas has identified 42 former manufactured-gas plant sites at which it (together with other utilities of these sites) may have clean up obligations. As of December 31, 1998, 12 of these sites have been remediated and a certificate of closure has been received from the California Environmental Protection Agency for 10 of the sites. A preliminary environmental site assessment has been conducted on 39 of the sites and it is estimated that the cost for the remaining sites is $68 million. In addition, other company subsidiaries have been named as potentially responsible parties (PRPs) in relation to two landfills and three industrial waste disposal sites, and it is estimated that the subsidiaries' share of the costs to remediate such sites is $5 million. Ninety percent of SoCalGas' and SDG&E's costs to clean up the gas plants and to meet their PRP obligations, a total estimated to be $75 million, is recoverable through the Hazardous Waste Collaborative mechanism.
     As a part of its sale of the South Bay and Encina power plants and 17 combustion turbines (described above), SDG&E retained limited remediation obligations for contamination existing on these sites upon the closing of the sales. SDG&E's costs to perform its remediation obligations as a part of such sales is estimated to be $10 million. These costs are eligible for inclusion in the CTC recovery process.

Air and Water Quality

California's air quality standards are more restrictive than federal standards. However, due to the sale of the electric-generating power plants, the company's primary air-quality issue compliance with these standards will be less significant in the future.
     In connection with the issuance of operating permits, SDG&E and the other owners of SONGS reached agreement with the California Coastal Commission to mitigate the environmental damage to the marine environment attributed to the cooling-water discharge from SONGS Units 2 and 3. This mitigation program includes an enhanced fish-protection system, a 150-acre artificial reef and restoration of 150 acres of coastal wetlands. In addition, the owners must deposit $3.6 million with the state for the enhancement of marine fish hatchery programs and pay for monitoring and oversight of the mitigation projects. SDG&E's share of the cost is estimated to be $23 million. The pricing structure contained in the CPUC's decision regarding accelerated recovery of SONGS Units 2 and 3 is expected to accommodate most of these added mitigation costs.
     The environmental laws and regulations regarding natural gas affect the operations of customers as well as the company's regulated natural gas entities. Increasingly complex administrative and reporting requirements of environmental agencies applicable to commercial and industrial customers utilizing natural gas are not generally required of those using electricity. However, anticipated advancements in natural gas technologies are expected to enable natural gas equipment to remain competitive with alternate energy sources.
     The transmission and distribution of natural gas require the operation of compressor stations, which are subject to increasingly stringent air-quality standards. Costs to comply with these standards are recovered in rates.

INTERNATIONAL OPERATIONS

Sempra Energy International (SEI) was formed in June 1998, merging the international operations of PE and Enova. Prior to the business combination, PE and Enova were already partners in two natural gas distribution projects in Mexico. In addition, PE held an interest in two natural gas utility holding companies in Argentina.
     SEI develops, operates and invests in energy-infrastructure systems and power-generation facilities outside the United States. SEI has interests in natural gas transmission and distribution projects in Mexico, Argentina and Uruguay and is pursuing projects in other parts of Latin America and in Asia.
     In March 1998, PE increased its existing investment in two Argentine natural gas utility holding companies (Sodigas Pampeana S.A. and Sodigas Sur S.A.) by purchasing an additional 9-percent interest for $40 million. With this purchase, PE's interest in the holding companies was increased to 21.5 percent. The distribution companies serve 1.2 million customers in central and southern Argentina, respectively, and have a combined sendout of 650 million cubic feet per day.
     SEI is part of a binational consortium named Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. (DGN-Mexicali), a Mexican company that won the first license awarded to a private company to build a natural gas distribution system in Mexico. On August 20, 1997, DGN-Mexicali began to deliver natural gas to customers in Mexicali, Baja California. DGN-Mexicali will invest up to $25 million to provide service to 25,000 customers during the first five years of operation. Proxima Gas, S.A. de C.V. (Proxima), a group of prominent Mexican businesspeople, is the project partner. SEI owns a 60-percent interest in the Mexicali project.
     SEI also has partnered with Proxima to form Distribuidora de Gas Natural de Chihuahua, S. de R.L. de C.V. (DGN-Chihuahua), which distributes natural gas to the city of Chihuahua, Mexico and surrounding areas. On July 9, 1997, DGN-Chihuahua assumed ownership of a 16-mile transmission pipeline serving 20 industrial customers. DGN-Chihuahua will invest nearly $50 million to provide service to 50,000 customers in the first five years of operation. SEI owns a 95-percent interest in DGN-Chihuahua.
     On August 27, 1998, SEI was awarded a 10-year agreement by the Mexican Federal Electric Commission to provide natural gas for the Presidente Juarez power plant in Rosarito, Baja California. The contract includes provisions for delivery of up to 300 million cubic feet per day of natural gas transportation services in the United States and construction of a 23-mile pipeline from the U.S.- Mexico border to the plant. This pipeline will also serve other customers in the region. In today's dollars, future revenues under the contract could approach $1 billion.
     In May 1998, PE was awarded a concession by the government of Uruguay to build a natural gas and propane distribution system to serve most of the country, excluding Montevideo. SEI is currently in discussions with regards to the terms of the concession agreement with the Uruguayan government.
     The net losses for international operations were $4 million and $9 million, aftertax, for 1998 and 1997, respectively.

OTHER OPERATIONS

Sempra Energy Trading (SET), a leading natural gas power marketing firm headquartered in Stamford, Connecticut, was jointly acquired by PE and Enova on December 31, 1997. For the year ended December 31, 1998, SET recorded aftertax income of $1 million from its operations and a net loss of $13 million after amortization of costs associated with the acquisition. Additional information concerning SET is provided in Note 10 of the notes to Consolidated Financial Statements.
     Sempra Energy Solutions (Solutions), formed in 1997 as a joint venture of PE and Enova, incorporates several existing unregulated businesses from each of PE and Enova. It is pursuing a variety of opportunities, including buying and selling natural gas for large users, integrated energy-management services targeted at large governmental and commercial facilities, and consumer-market products and services such as earthquake shutoff valves. CES/Way International, Inc. (CES/Way), which was acquired by Solutions in January 1998, provides energy-efficiency services including energy audits, engineering design, project management, construction, financing and contract maintenance.
     Solutions' operating losses were $27 million and $14 million, aftertax, for the years ended December 31, 1998, and 1997, respectively. The losses are primarily due to startup costs.



OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES

Other Income

Other income, which primarily consists of interest income from short-term investments and regulatory-balancing accounts, decreased in 1998 to $44 million from $58 million in 1997. The decrease was a result of lower interest income from short-term investments. The increase to $58 million from $28 million in 1996 was due to higher interest from short-term investments during much of 1997.

Interest Expense

Interest expense for 1998 increased slightly to $207 million from $206 million in 1997. Interest expense for 1997 increased to $206 million from $200 million in 1996, as a result of a higher long-term debt balance.

Income Taxes

Income tax expense for 1998 was $138 million, less than the $301 million for 1997. The effective income tax rate was 32 percent for 1998 and 41 percent for 1997. The decrease in income tax expense is primarily due to the decrease in pretax income, combined with an increase in affordable-housing tax credits.

DERIVATIVE FINANCIAL INSTRUMENTS

The company's policy is to use derivative financial instruments to manage exposure to fluctuations in interest rates, foreign currency exchange rates and energy prices. The company also uses and trades derivative financial instruments in its energy trading and marketing activities. Transactions involving these financial instruments are with reputable firms and major exchanges. The use of these instruments may expose the company to market and credit risks. At times, credit risk may be concentrated with certain counterparties, although counterparty nonperformance is not anticipated.
     Sempra Energy Trading derives a substantial portion of its revenue from risk management and trading activities in natural gas, petroleum and electricity. Profits are earned as SET acts as a dealer in structuring and executing transactions that assist its customers in managing their energy-price risk. In addition, SET may, on a limited basis, take positions in energy markets based on the expectation of future market conditions. These positions include options, forwards, futures and swaps. See Note 10 of the notes to Consolidated Financial Statements and the following "Market Risk Management Activities" section for additional information regarding SET's use of derivative financial instruments.
     The company's regulated operations periodically enter into interest-rate swap and cap agreements to moderate exposure to interest-rate changes and to lower the overall cost of borrowing. These swap and cap agreements generally remain off the balance sheet as they involve the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying principal amounts. The related gains or losses are reflected in the income statement as part of interest expense. The company would be exposed to interest-rate fluctuations on the underlying debt should other parties to the agreement not perform. Such nonperformance is not anticipated. At December 31, 1998, the notional amount of swap transactions associated with the regulated operations totaled $45 million. See Note 5 of the notes to Consolidated Financial Statements for further information regarding these swap transactions.
     The company's regulated operations use energy derivatives to manage natural gas price risk associated with servicing their load requirements. In addition, they make limited use of natural gas derivatives for trading purposes. These instruments include forward contracts, futures, swaps, options and other contracts, with maturities ranging from 30 days to 12 months. In the case of both price-risk management and trading activities, the use of derivative financial instruments by the company's regulated operations is subject to certain limitations imposed by established company policy and regulatory requirements. See Note 10 of the notes to Consolidated Financial Statements and the "Market Risk Management Activities" section below for further information regarding the use of energy derivatives by the company's regulated operations.

MARKET RISK MANAGEMENT ACTIVITIES

Market risk is the risk of erosion of the company's cash flows, net income and asset values due to adverse changes in interest and foreign-currency rates, and in prices for equity and energy. The company has adopted corporate-wide policies governing its market-risk management and trading activities. An Energy Risk Management Oversight Committee, consisting of senior corporate officers, oversees company-wide energy-price risk-management and trading activities to ensure compliance with the company's stated energy risk management and trading policies. In addition, all affiliates have groups that monitor and control energy-price risk management and trading activities independently from the groups responsible for creating or actively managing these risks.
     Along with other tools, the company uses Value at Risk (VaR) to measure its exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence level. The company has adopted the variance/covariance methodology in its calculation of VaR, and uses a 95 percent confidence level. Holding periods are specific to the types of positions being measured, and are determined based on the size of the position or portfolios, market liquidity, tenor and other factors. Historical volatilities and correlations between instruments and positions are used in the calculation.
     The following is a discussion of the company's primary market-risk exposures as of December 31, 1998, including a discussion of how these exposures are managed.

Interest-Rate Risk

The company is exposed to fluctuations in interest rates primarily as a result of its fixed-rate long-term debt. The company has historically funded utility operations through long-term bond issues with fixed interest rates. With the restructuring of the regulatory process, greater flexibility has been permitted within the debt-management process. As a result, recent debt offerings have been selected with short-term maturities to take advantage of yield curves or used a combination of fixed- and floating-rate debt. Interest-rate swaps, subject to regulatory constraints, may be used to adjust interest-rate exposures when appropriate, based upon market conditions.
     A portion of the company's borrowings are denominated in foreign currencies, which expose the company to market risk associated with exchange-rate movements. The company's policy generally is to hedge major foreign-currency cash exposures through swap transactions. These contracts are entered into with major international banks, thereby minimizing the risk of credit loss.
     The VaR on the company's fixed rate long term debt is estimated at approximately $312 million as of December 31, 1998, assuming a one-year holding period. The VaR attributable to currency exchange rates nets to zero as a result of a currency swap that is directly matched to the company's Swiss Franc debt obligation, its only non-dollar-denominated debt.

Energy-Price Risk

Market risk related to physical commodities is based upon potential fluctuations in natural gas, petroleum and electricity commodity exchange prices and basis. The company's market risk is impacted by changes in volatility and liquidity in the markets in which these instruments are traded. The company's regulated and unregulated affiliates are exposed, in varying degrees, to price risk in the natural gas, petroleum and electricity markets. The company's policy is to manage this risk within a framework that considers the unique markets, operating and regulatory environment of each affiliate.

Sempra Energy Trading

Sempra Energy Trading derives a substantial portion of its revenue from risk management and trading activities in natural gas, petroleum and electricity. As such, SET is exposed to price volatility in the domestic and international natural gas, petroleum and electricity markets. SET conducts these activities within a structured and disciplined risk management and control framework that is based on clearly communicated policies and procedures, position limits, active and ongoing management monitoring and oversight, clearly defined roles and responsibilities, and daily risk measurement and reporting.
     Market risk of SET's portfolio is measured using a variety of methods, including VaR. SET computes the VaR of its portfolio based on a three-day holding period. As of December 31, 1998, the diversified VaR of SET's portfolio was $5.3 million.

SDG&E

SDG&E is exposed to market risk in its natural gas purchase, sale and storage activities whenever natural gas prices fall outside the PBR tolerance band. SDG&E manages this risk within the parameters of the company's market-risk management and trading framework. As of December 31, 1998, the total VaR of SDG&E's natural gas positions was not material.
     SDG&E is exposed to market risk on its electricity purchases and sales under the electricity rate cap. See Note 14 of the notes to Consolidated Financial Statements and the discussion under "Factors Influencing Future Performance" for further information regarding the electricity rate cap.

SoCalGas

SoCalGas is exposed to market risk on its natural gas purchase, sale and storage activities whenever natural gas prices fall outside the Gas Cost Incentive Mechanism tolerance band. SoCalGas manages this risk within the parameters of the company's market risk management and trading framework. As of December 31, 1998, the total VaR of SoCalGas' natural gas positions was not material.

Credit Risk

Credit risk relates to the risk of loss that would be incurred as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The company avoids concentration of counterparties and maintains credit policies with regard to counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition (including credit rating), collateral requirements under certain circumstances, and the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty.
     The company monitors credit risk through a credit-approval process and the assignment and monitoring of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry.

YEAR 2000 ISSUES

Most companies are affected by the inability of many automated systems and applications to process the year 2000 and beyond. The Year 2000 issues are the result of computer programs and other automated processes using two digits to identify a year, rather than four digits. Any of the company's computer programs that include date-sensitive software may recognize a date using "00" as representing the year 1900, instead of the year 2000, or "01" as 1901, etc., which could lead to system malfunctions. The Year 2000 issues impact both Information Technology (IT) systems and also non-IT systems, including systems incorporating "embedded processors." To address this problem, in 1996, both Pacific Enterprises and Enova Corporation established company-wide Year 2000 programs. These programs have now been consolidated into the company's overall Year 2000 readiness effort. The company has established a central Year 2000 Program Office, which reports to the company's Chief Information Technology Officer and reports periodically to the audit committee of the board of directors.

The Company's State of Readiness

Sempra Energy is identifying all IT and non-IT systems that might not be Year 2000 ready and categorizing them in the following areas: IT applications, computer hardware and software infrastructure, telecommunications, embedded systems and third parties. The company is currently evaluating its exposure in all of these areas. These systems and applications are being tracked and measured through four key phases: inventory, assessment, remediation/testing, and Year 2000 readiness. Those applications and systems, which, if not appropriately remediated, may have a significant impact on energy delivery, revenue collection or the safety of personnel, customers or facilities, are being assessed and modified/replaced first. The testing effort includes functional testing of Year 2000 dates and validating that changes have not altered existing functionality. The company uses an independent, internal-review process to verify that the appropriate testing has occurred.
     Inventory and assessment for all company systems were completed by January 1999 and ongoing inventory and assessment will be performed, as necessary, on any new applications. The project is on schedule and the company estimates that by June 30, 1999, all critical systems will be suitable for continued use into the year 2000 with no significant operational problems.
     The company's current schedule for Year 2000 testing, readiness and development of contingency plans is subject to change depending upon the remediation and testing phases of the company's compliance effort and upon developments that may arise as the company continues to assess its computer-based systems and operations. In addition, this schedule is dependent upon the efforts of third parties, such as suppliers (including energy producers) and customers. Accordingly, delays by third parties may cause the company's schedule to change.

Costs to Address the Company's Year 2000 Issues

Sempra Energy's budget for the Year 2000 program is $48 million, of which $38 million has been spent. As the company continues to assess its systems and as the remediation and testing efforts progress, cost estimates may change. The company's Year 2000 readiness effort is being funded entirely by operating cash flows.

The Risks of the Company's Year 2000 Issues

Based upon its current assessment and testing of the Year 2000 issue, the company believes the reasonably likely worst-case Year 2000 scenarios would have the following impacts upon Sempra Energy and its operations. With respect to the company's ability to provide energy to its domestic utility customers, the company believes that the reasonably likely worst-case scenario is for small, localized interruptions of natural gas or electrical service which are restored in a timeframe that is within normal service levels. With respect to services that are essential to Sempra Energy's operations, such as customer service, business operations, supplies and emergency response capabilities, the scenario is for minor disruptions of essential services with rapid recovery and all essential information and processes ultimately recovered.
     To assist in preparing for and mitigating these possible scenarios, Sempra Energy is a member of several industry-wide efforts established to deal with Year 2000 problems affecting embedded systems and equipment used by the nation's natural gas and electric power companies. Under these efforts, participating utilities are working together to assess specific vendors' system problems and to test plans. These assessments will be shared by the industry as a whole to facilitate Year 2000 problem solving.
     A portion of this risk is due to the various Year 2000 schedules of critical third-party suppliers and customers. The company is in the process of contacting its critical suppliers and customers to survey their Year 2000 remediation programs. While risks related to the lack of Year 2000 readiness by third parties could materially and adversely affect the company's business, results of operations and financial condition, the company expects its Year 2000 readiness efforts to reduce significantly the company's level of uncertainty about the impact of third party Year 2000 issues on both its IT systems and non-IT systems.



Company's Contingency Plans

Sempra Energy's contingency plans for interruptions related to Year 2000 issues are being incorporated in the company's existing overall emergency preparedness plans. To the extent appropriate, such plans will include emergency backup and recovery procedures, remediation of existing systems parallel with installation of new systems, replacing electronic applications with manual processes, identification of alternate suppliers and increasing inventory levels. The company expects these contingency plans to be completed by June 30, 1999. Due to the speculative and uncertain nature of contingency planning, there can be no assurances that such plans actually will be sufficient to reduce the risk of material impacts on the company's operations due to Year 2000 issues.

NEW ACCOUNTING STANDARDS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-up Activities". This statement is effective for 1999, but is not expected to have a significant effect on the company's Consolidated Financial Statements.
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective January 1, 2000, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. The effect of this standard on the company's Consolidated Financial Statements has not yet been determined.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the definition of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "estimates," "believes," "expects," "anticipates," "plans" and "intends," variations of such words, and similar expressions, are intended to identify forward-looking statements that involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These statements are necessarily based upon various assumptions involving judgments with respect to the future including, among others, local, regional, national and international economic, competitive, political and regulatory conditions and developments, technological developments, capital market conditions, inflation rates, interest rates, energy markets, weather conditions, business and regulatory or legal decisions, the pace of deregulation of retail natural gas and electricity industries, the timing and success of business development efforts, and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. Accordingly, while the company believes that the assumptions are reasonable, there can be no assurance that they will approximate actual experience, or that the expectations will be realized. Readers are urged to carefully review and consider the risks, uncertainties and other factors which affect the company's business described in this annual report and other reports filed by the company from time to time with the Securities and Exchange Commission.







STATEMENT OF MANAGEMENT RESPONSIBILITY FOR
CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The integrity and objectivity of these financial statements and the other financial information in the Annual Report, including the estimates and judgments on which they are based, are the responsibility of management. The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants appointed by the Board of Directors. Their report is shown below. Management has made available to Deloitte & Touche LLP all of the company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.
     Management maintains a system of internal accounting control which it believes is adequate to provide reasonable, but not absolute, assurance that assets are properly safeguarded and accounted for, that transactions are executed in accordance with management's authorization and are properly recorded and reported, and for the prevention and detection of fraudulent financial reporting. The concept of reasonable assurance recognizes that the cost of a system of internal controls should not exceed the benefits derived and that management makes estimates and judgments of these cost/benefit factors.
     Management monitors the system of internal control for compliance through its own review and a strong internal auditing program which also independently assesses the effectiveness of the internal controls. In establishing and maintaining internal controls, the company must exercise judgment in determining whether the benefits derived justify the costs of such controls.
     Management acknowledges its responsibility to provide financial information (both audited and unaudited) that is representative of the company's operations, reliable on a consistent basis, and relevant for a meaningful financial assessment of the company. Management believes that the control process enables it to meet this responsibility.
     Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the company's code of corporate conduct, which is publicized throughout the company. The company maintains a systematic program to assess compliance with this policy.
     The Board of Directors has an Audit Committee composed solely of directors who are not officers or employees. The Committee recommends for approval by the full Board the appointment of the independent auditors. The Committee meets regularly with management, with the company's internal auditors and with the independent auditors. The independent auditors and the internal auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.


/s/ Neal E. Schmale

Neal E. Schmale
Executive Vice President and Chief Financial Officer


/s/ Frank H. Ault

Frank H. Ault
Vice President and Controller




INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the "company") as of December 31, 1998 and 1997, and the related statements of consolidated income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 1998, and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

San Diego, California
January 27, 1999, except for Note 16 as to which the date is February 22, 1999







SEMPRA ENERGY
Statements of Consolidated Income

                                                        Years Ended December 31,
                                                    -------------------------------
(Dollars in millions, except per share amounts)     1998          1997         1996
-----------------------------------------------------------------------------------
Revenues and Other Income
  Utility revenues:
    Natural gas                                $   2,772     $   2,964    $   2,710
    Electric                                       1,865         1,769        1,591
    PX/ISO power                                     500            --           --
  Other operating revenues                           344           336          195
  Other income                                        44            58           28
                                                --------      --------     --------
        Total                                      5,525         5,127        4,524
                                                --------      --------     --------
Expenses
  Cost of natural gas distributed                    954         1,168          958
  PX/ISO power                                       468            --           --
  Purchased power                                    292           441          311
  Electric fuel                                      177           164          134
  Operating expenses                               1,872         1,615        1,405
  Depreciation and amortization                      929           604          587
  Franchise payments and other taxes                 182           178          180
  Preferred dividends of subsidiaries                 12            18           22
                                                --------      --------     --------
        Total                                      4,886         4,188        3,597
                                                --------      --------     --------
Income Before Interest and Income Taxes              639           939          927
Interest                                             207           206          200
                                                --------      --------     --------
Income Before Income Taxes                           432           733          727
Income taxes                                         138           301          300
                                                --------      --------     --------
Net Income                                      $    294      $    432     $    427
                                                ========      ========     ========
Net Income Per Share of Common Stock (Basic)    $   1.24      $   1.83     $   1.77
                                                ========      ========     ========
Net Income Per Share of Common Stock (Diluted)  $   1.24      $   1.82     $   1.77
                                                ========      ========     ========
Common Dividends Declared Per Share             $   1.56      $   1.27     $   1.24
                                                ========      ========     ========



See notes to Consolidated Financial Statements.







SEMPRA ENERGY
Consolidated Balance Sheets

                                                      December 31,
                                                    ----------------
(Dollars in millions)                               1998        1997
--------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                    $    424    $    814
   Accounts receivable - trade                       586         633
   Accounts and notes receivable - other             159         202
   Deferred income taxes                              93          15
   Energy trading assets                             906         587
   Inventories                                       151         111
   Regulatory balancing accounts - net                --         297
   Other                                             139         102
                                                 -------     -------
      Total current assets                         2,458       2,761
                                                 -------     -------

Investments and other assets:
   Regulatory assets                                 980       1,186
   Nuclear-decommissioning trusts                    494         399
   Investments                                       548         429
   Other assets                                      535         439
                                                 -------     -------
      Total investments and other assets           2,557       2,453
                                                 -------     -------

Property, plant and equipment:
   Property, plant and equipment                  11,235      10,902
   Less accumulated depreciation
     and amortization                             (5,794)     (5,360)
                                                 -------     -------
      Total property, plant and
        equipment - net                            5,441       5,542
                                                 -------     -------
      Total assets                              $ 10,456    $ 10,756
                                                 =======     =======



See notes to Consolidated Financial Statements.








SEMPRA ENERGY
Consolidated Balance Sheets

                                                    December 31,
                                                 -----------------
(Dollars in millions)                              1998       1997
------------------------------------------------------------------
Liabilities
Current liabilities:
  Short-term debt                             $     43    $   354
  Accounts payable - trade                         702        625
  Accrued income taxes                              27          5
  Energy trading liabilities                       805        557
  Dividends and interest payable                   168        121
  Regulatory balancing accounts - net              120         --
  Long-term debt due within one year               330        270
  Other                                            271        279
                                               -------    -------
      Total current liabilities                  2,466      2,211
                                               -------    -------
Long-term debt:
  Long-term debt                                 2,795      3,045
  Debt of Employee Stock Ownership Plan             --        130
                                               -------    -------
      Total long-term debt                       2,795      3,175
                                               -------    -------
Deferred credits and other liabilities:
  Customer advances for construction                72         72
  Post-retirement benefits other than pensions     240        248
  Deferred income taxes                            634        741
  Deferred investment tax credits                  147        155
  Deferred credits and other liabilities           985        916
                                               -------    -------
      Total deferred credits and
        other liabilities                        2,078      2,132
                                               -------    -------
Preferred stock of subsidiaries                    204        279
                                               -------    -------
Commitments and contingent liabilities (Note 13)

Shareholders' Equity
Common stock                                     1,883      1,849
Retained earnings                                1,075      1,157
Less deferred compensation relating to
  Employee Stock Ownership Plan                    (45)       (47)
                                               -------    -------
      Total shareholders' equity                 2,913      2,959
                                               -------    -------
      Total liabilities and shareholders'
        equity                                $ 10,456   $ 10,756
                                               =======    =======



See notes to Consolidated Financial Statements.







SEMPRA ENERGY
Statements of Consolidated Cash Flows
                                                               Years Ended December 31
                                                         ---------------------------------
(Dollars in millions)                                      1998        1997         1996
------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                            $     294   $     432   $     427
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                           929         604         587
      Deferred income taxes and investment tax credits       (199)        (16)         26
      Other - net                                            (180)         62          56
      Net changes in other working capital components         479        (164)         68
                                                        ----------   ---------   ---------
        Net cash provided by operating activities           1,323         918       1,164
                                                        ----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant and equipment             (438)       (397)       (413)
  Acquisitions of subsidiaries                               (191)       (206)        (50)
  Contributions to decommissioning trusts                     (22)        (22)        (22)
  Other                                                       (28)         23         (29)
                                                        ---------  -----------  ----------
        Net cash used in investing activities                (679)       (602)       (514)
                                                        ---------  -----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock dividends                                     (325)       (301)       (300)
  Sale of common stock                                         34          17           8
  Repurchase of common stock                                   (1)       (122)        (24)
  Redemption of preferred stock                               (75)         --        (225)
  Issuances of other long-term debt                            75         140         304
  Issuance of rate-reduction bonds                             --         658          --
  Payment on long-term debt                                  (431)       (416)       (459)
  Increase (decrease) in short-term debt - net               (311)         92          29
                                                        ---------  -----------  ----------
Net cash provided by (used in) financing activities        (1,034)         68        (667)
                                                        ---------  -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents             (390)        384         (17)
Cash and Cash Equivalents, January 1                          814         430         447
                                                        ---------  -----------  ----------
Cash and Cash Equivalents, December 31                  $     424   $     814   $     430
                                                        =========  ===========  ==========



See notes to Consolidated Financial Statements.







SEMPRA ENERGY
Statements of Consolidated Cash Flows
                                                               Years Ended December 31
                                                         ---------------------------------
(Dollars in millions)                                      1998        1997         1996
------------------------------------------------------------------------------------------
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
 (Excluding cash and cash equivalents, short-term
   debt and long-term debt due within one year)

  Accounts and notes receivable                         $      90   $    (129)  $     (58)
  Net trading assets                                          (71)         --          --
  Inventories                                                 (40)         (2)         32
  Regulatory balancing accounts                               417          48           9
  Other current assets                                        (26)         41          40
  Accounts payable and other current liabilities              109        (122)         45
                                                         --------    --------     --------
          Net change in other working
           capital components                           $     479   $    (164)  $      68
                                                         ========    ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest (net of amounts capitalized)                $     211   $     193   $      205

   Income taxes (net of refunds)                        $     366   $     274   $      268


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
    Acquisition of Sempra Energy Trading:
      Assets acquired                                   $      --   $    609    $      --
      Cash paid                                                --       (225)          --
                                                       ----------  -----------  ---------
      Liabilities assumed                               $      --   $    384    $      --
                                                       ==========  ===========  =========

    Liabilities assumed for real estate investments     $      36   $    126    $      97
                                                       ==========  ===========  =========

    Nonutility electric generation assets sold:
      Book value of assets sold                         $      --   $     77   $      --
      Cash received                                            --        (20)         --
      Loss on sale                                             --         (6)         --
                                                       ----------  -----------  ---------
      Note receivable obtained                          $      --   $     51   $      --
                                                       ==========  ===========  =========



See notes to Consolidated Financial Statements.







SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY


For the years ended December 31, 1998, 1997, 1996
(Dollars in millions)


                                                          Deferred
                                                          Compensation  Total
                                 Common       Retained    Relating      Shareholders'
                                 Stock        Earnings    to ESOP       Equity
------------------------------------------------------------------------------------
Balance at December 31, 1995     $ 1,968      $  899      $  (52)       $ 2,815

Net income                                       427                        427
Common stock dividends declared                 (300)                      (300)
Sale of common stock                   8                                      8
Repurchase of common stock           (24)                                   (24)
Common stock released
   from ESOP                                                   3              3
Long-term incentive plan               1                                      1
------------------------------------------------------------------------------------
Balance at December 31, 1996       1,953       1,026         (49)         2,930

Net income                                       432                        432
Common stock dividends declared                 (301)                      (301)
Sale of common stock                  17                                     17
Repurchase of common stock          (122)                                  (122)
Common stock released
   from ESOP                                                   2              2
Long-term incentive plan               1                                      1
------------------------------------------------------------------------------------
Balance at December 31, 1997       1,849       1,157         (47)         2,959

Net income                                       294                        294
Common stock dividends declared                 (376)                      (376)
Sale of common stock                  34                                     34
Repurchase of common stock            (1)                                    (1)
Common stock released
   from ESOP                                                   2              2
Long-term incentive plan               1                                      1
------------------------------------------------------------------------------------
Balance at December 31, 1998     $ 1,883      $1,075      $  (45)       $ 2,913
====================================================================================

See notes to Consolidated Financial Statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1     BUSINESS COMBINATION

On June 26, 1998, Enova Corporation (Enova) and Pacific Enterprises
(PE) combined into a new company named Sempra Energy (the company). As a result of the combination, (i) each outstanding share of common stock of Enova was converted into one share of common stock of Sempra Energy, (ii) each outstanding share of common stock of PE was converted into 1.5038 shares of common stock of Sempra Energy and (iii) the preferred stock and preference stock of Enova's principal subsidiary, San Diego Gas & Electric Company (SDG&E); PE; and PE's principal subsidiary, Southern California Gas Company (SoCalGas) remained outstanding. The combination was approved by the shareholders of both companies on March 11, 1997, and was a tax-free transaction.
     As required by the March 1998 decision of the California Public Utilities Commission (CPUC) approving the business combination, SDG&E has entered into agreements to sell its fossil-fueled generation units. The sales are subject to regulatory approvals and are expected to close during the first half of 1999. Additional information concerning the sale of SDG&E's power plants is provided in Note 14. In addition, SoCalGas has sold its options to purchase the California portions of the Kern River and Mojave Pipeline natural gas-transmission facilities. The Federal Energy Regulatory Commission's (FERC) approval of the combination includes conditions that the combined company will not unfairly use any potential market power regarding natural gas transportation to fossil-fueled electric-generation plants. The FERC also specifically noted that the divestiture of SDG&E's fossil-fueled generation plants would eliminate any concerns about vertical market power arising from transactions between SDG&E and SoCalGas.
     The Consolidated Financial Statements are those of the company and its subsidiaries and give effect to the business combination using the pooling-of-interests method and, therefore, are presented as if the companies were combined during all periods included therein. The per-share data shown on the Statements Of Consolidated Income reflect the conversion of Enova common stock and of PE common stock into Sempra Energy common stock as described above. All significant intercompany transactions, including SoCalGas' sales of natural gas transportation and storage to SDG&E, have been eliminated. These sales amounted to approximately $60 million in each of the years presented.
     The results of operations for PE and Enova as reported as separate companies through June 30, 1998, are as follows:

---------------------------------------------------------------
                          Six months
                        ended June 30,
(Dollars in millions)        1998          1997          1996
---------------------------------------------------------------
PACIFIC ENTERPRISES
Revenue and Other Income    $1,263        $2,777        $2,588
Net Income                  $   50        $  180        $  196

ENOVA
Revenue and Other Income    $1,299        $2,224        $1,996
Net Income                  $   68        $  252        $  231
---------------------------------------------------------------

2     SIGNIFICANT ACCOUNTING POLICIES

Property, Plant and Equipment

This primarily represents the buildings, equipment and other facilities used by SDG&E and SoCalGas to provide natural gas and electric utility service. The cost of utility plant includes labor, materials, contract services and related items, and an allowance for funds used during construction. The cost of retired depreciable utility plant, plus removal costs minus salvage value, is charged to accumulated depreciation. Information regarding electric-industry restructuring and its effect on utility plant is included in Note 14. Utility plant balances by major functional categories at December 31, 1998, are: natural gas operations $7.0 billion, electric distribution $2.4 billion, electric transmission $0.7 billion, electric generation $0.6 billion and other electric $0.3 billion. The corresponding amounts at December 31, 1997, were essentially the same. Accumulated depreciation and decommissioning of natural gas and electric utility plant in service at December 31, 1998, are $3.5 billion and $2.2 billion, respectively, and at December 31, 1997, were $3.3 billion and $2.0 billion, respectively. Depreciation expense is based on the straight-line method over the useful lives of the assets or a shorter period prescribed by the CPUC. The provisions for depreciation as a percentage of average depreciable utility plant (by major functional categories) in 1998, 1997, and 1996, respectively are: natural gas operations 4.32, 4.31, 4.35, electric generation 6.49, 5.60, 5.60, electric distribution 4.49, 4.39, 4.38, electric transmission 3.31, 3.28, 3.25, and other electric 6.29, 6.02, 5.95.
The increase for electric generation in 1998 reflects the accelerated recovery of generation facilities. See Note 14 for additional discussion of generation facilities and industry restructuring.

Inventories

Included in inventories at December 31, 1998, are $61 million of utility materials and supplies ($56 million in 1997), and $78 million of natural gas and fuel oil ($47 million in 1997). Materials and supplies are generally valued at the lower of average cost or market; fuel oil and natural gas are valued by the last-in first-out method.

Trading Instruments

Trading assets and trading liabilities are recorded on a trade-date basis at fair value and include option premiums paid and received, and unrealized gains and losses from exchange-traded futures and options, over the counter (OTC) swaps, forwards, and options. Unrealized gains and losses on OTC transactions reflect amounts which would be received from or paid to a third party upon settlement of the contracts. Unrealized gains and losses on OTC transactions are reported separately as assets and liabilities unless a legal right of setoff exists under a master netting arrangement enforceable by law. Revenues are recognized on a trade-date basis and include realized gains and losses, and the net change in unrealized gains and losses.
     Futures and exchange-traded option transactions are recorded as contractual commitments on a trade-date basis and are carried at fair value based on closing exchange quotations. Commodity swaps and forward transactions are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from dealer quotations and underlying commodity-exchange quotations. OTC options are carried at fair value based on the use of valuation models that utilize, among other things, current interest, commodity and volatility rates, as applicable. For long-dated forward transactions, where there are no dealer or exchange quotations, fair values are derived using internally developed valuation methodologies based on available market information. Where market rates are not quoted, current interest, commodity and volatility rates are estimated by reference to current market levels. Given the nature, size and timing of transactions, estimated values may differ from realized values. Changes in the fair value are recorded currently in income.

Effects of Regulation

SDG&E and SoCalGas accounting policies conform with generally accepted accounting principles for regulated enterprises and reflect the policies of the CPUC and the FERC. The company's interstate natural gas transmission subsidiary follows accounting policies authorized by the FERC.
     SDG&E and SoCalGas have been preparing their financial statements in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," under which a regulated utility may record a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. Regulatory liabilities represent future reductions in rates for amounts due to customers. To the extent that portions of the utility operations were no longer subject to SFAS No. 71, or recovery was no longer probable as a result of changes in regulation or their competitive position, the related regulatory assets and liabilities would be written off. In addition, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," affects utility plant and regulatory assets such that a loss must be recognized whenever a regulator excludes all or part of an asset's cost from rate base. As discussed in Note 14, California enacted a law restructuring the electric-utility industry. The law adopts the December 1995 CPUC policy decision, and allows California electric utilities the opportunity to recover existing utility plant and regulatory assets over a transition period that ends in 2001. In 1997, SDG&E ceased the application of SFAS No. 71 with respect to its electric-generation business. The application of SFAS No. 121 continues to be evaluated as industry restructuring progresses. Additional information concerning regulatory assets and liabilities is described below in "Revenues and Regulatory Balancing Accounts" and in Note 14.

Revenues and Regulatory Balancing Accounts

Revenues from utility customers consist of deliveries to customers and the changes in regulatory balancing accounts. The amounts included in regulatory balancing accounts at December 31, 1998, represent a $129 million net payable for SoCalGas combined with a $9 million net receivable for SDG&E. The corresponding amounts at December 31, 1997 were $355 million net receivable and $58 million net payable for SoCalGas and SDG&E, respectively.
     Previously, earnings fluctuations from changes in the costs of fuel oil, purchased energy and natural gas, and consumption levels for electricity and the majority of natural gas were eliminated by balancing accounts authorized by the CPUC. This is still the case for most natural gas operations. However, as a result of California's electric-restructuring law, overcollections recorded in SDG&E's Energy Cost Adjustment Clause and Electric Revenue Adjustment Mechanism balancing accounts were transferred to the Interim Transition Cost Balancing Account, which is being applied to transition cost recovery, and fluctuations in costs and consumption levels can affect earnings from electric operations. Additional information on electric-industry restructuring is included in Note 14.

Regulatory Assets

Regulatory assets include San Onofre Nuclear Generating Station (SONGS), unrecovered premium on early retirement of debt, post-retirement benefit costs, deferred income taxes recoverable in rates and other regulatory-related expenditures that the utilities expect to recover in future rates. See Note 14 for additional information.

Nuclear-Decommissioning Liability

Deferred credits and other liabilities at December 31, 1998, include $146 million ($117 million in 1997) of accumulated decommissioning costs associated with SDG&E's SONGS Unit 1, which was permanently shut down in 1992. Additional information on SONGS Unit 1 decommissioning costs is included in Note 6. The corresponding liability for Units 2 and 3 is included in accumulated depreciation and amortization.

Comprehensive Income

In 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement requires reporting of comprehensive income and its components (revenues, expenses, gains and losses) in any complete presentation of general-purpose financial statements. Comprehensive income describes all changes, except those resulting from investments by owners and distributions to owners, in the equity of a business enterprise from transactions and other events including, as applicable, foreign-currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income was equal to net income for the years ended December 31, 1998, 1997, and 1996.

Quasi-Reorganization

In 1993, PE completed a strategic plan to refocus on its natural gas utility and related businesses. The strategy included the divestiture of its merchandising operations and all of its oil and gas exploration and production business. In connection with the divestitures, PE effected a quasi-reorganization for financial reporting purposes, effective December 31, 1992. Certain of the liabilities established in connection with discontinued operations and the quasi-reorganization will be resolved in future years. Management believes the provisions previously established for these matters are adequate at December 31, 1998.



Use of Estimates in the Preparation of the Financial Statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Consolidated Cash Flows

Cash equivalents are highly liquid investments with original maturities of three months or less, or investments that are readily convertible to cash.

Basis of Presentation

Certain prior-year amounts have been reclassified from the predecessor companies' classifications to conform to the format of these financial statements.

New Accounting Standard

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective January 1, 2000, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. The effect of this standard on the company's Consolidated Financial Statements has not yet been determined.


3     ACQUISITIONS AND JOINT VENTURES

Sempra Energy Trading

In December 1997, PE and Enova jointly acquired Sempra Energy Trading (SET) for $225 million. SET is a wholesale-energy trading company based in Stamford, Connecticut. It participates in marketing and trading physical and financial energy products, including natural gas, power, crude oil and associated commodities.
     In July 1998, SET purchased CNG Energy Services Corporation, a subsidiary of Pittsburgh-based Consolidated Natural Gas Company, for $36 million. The acquisition expands SET's business volume by adding large, commodity-trading contracts with local distribution companies, municipalities and major industrial corporations in the eastern United States.

Sempra Energy Resources

In December 1997, Sempra Energy Resources (SER) in partnership with Reliant Energy Power Generation, formed El Dorado Energy. In April 1998, El Dorado Energy began construction on a 480-megawatt power plant near Boulder City, Nevada. SER invested $2.3 million in 1997 and $19.7 million in 1998 on this $263-million project. In October 1998, El Dorado Energy obtained a $158-million senior secured credit facility, which entails both construction and 15-year term financing for the project. This financing represents approximately 60 percent of estimated total project costs.

Sempra Energy Utility Ventures

In September 1997, Sempra Energy Utility Ventures (SEUV) formed a joint venture with Bangor Hydro to build, own and operate a $40-million natural gas distribution system in Bangor, Maine. Construction began in June 1998. The new Bangor Gas Company expects to begin deliveries in the fourth quarter of 1999.
     In December 1997, SEUV formed Frontier Energy with Frontier Utilities of North Carolina to build and operate a $55-million natural gas distribution system in North Carolina. Natural gas delivery began in December 1998. Subsequent to December 31, 1998, SEUV purchased Frontier Utilities' interest and acquired 100 percent ownership of the system.

Sempra Energy Solutions

In January 1998, Sempra Energy Solutions completed the acquisition of CES/Way International, a national leader in energy-service performance contracting headquartered in Houston, Texas. CES/Way provides energy-efficiency services, including energy audits, engineering design, project management, construction, financing and contract maintenance.
     In May 1997, Sempra Energy Solutions entered into a joint venture agreement with Conectiv Thermal Systems, Inc. (formerly Atlantic Thermal System, Inc.) to form Atlantic-Pacific Las Vegas, with each receiving a 50-percent interest. Atlantic-Pacific Las Vegas provides integrated energy-management services to commercial and industrial customers, including the construction of facilities. In May 1997, Atlantic-Pacific Las Vegas entered into an energy-services agreement with three other parties to finance, own, operate and maintain an integrated thermal-energy production facility at the site of the future Venetian Casino Resort in Las Vegas. Construction costs incurred to date are $48 million.
     A second joint venture agreement was entered into with Conectiv Thermal Systems to form Atlantic-Pacific Glendale in August 1997, with each receiving a 50-percent interest. Atlantic-Pacific Glendale entered into an integrated energy-management services agreement with Dreamworks Animation, LLC to develop, manage and finance the construction and operation of a central chiller plant, emergency power generators and chilled-water distribution and circulation system at Dreamworks' Glendale facilities. The cost of the project, completed in May 1998, was $7 million.

International Natural Gas Projects

Sempra Energy International (SEI) is a wholly owned subsidiary of Sempra Energy. Sempra Energy International and Proxima Gas S.A. de C.V., partners in the Mexican companies Distribuidora de Gas Natural (DGN) de Mexicali and Distribuidora de Gas Natural de Chihuahua, are the licensees to build and operate natural gas distribution systems in Mexicali and Chihuahua. DGN-Mexicali will invest up to $25 million during the first five years of the 30-year license period. DGN-Chihuahua will invest up to $50 million over the first five years of operation. DGN-Mexicali and DGN-Chihuahua assumed ownership of natural gas distribution facilities during the third quarter of 1997. SEI owns interests of 60 and 95 percent in the DGN-Mexicali and DGN-Chihuahua projects, respectively. In August 1998, SEI was awarded a 10-year agreement by the Mexican Federal Electric Commission to provide a complete energy-supply package for a power plant in Rosarito, Baja California. The contract includes provisions for delivery of up to 300 million cubic feet per day of natural gas, transportation services in the U.S. and construction of a 23-mile pipeline from the U.S.-Mexico border to the plant. The pipeline is expected to cost approximately $35 million and take a year to build. Delivery of natural gas is expected to commence in December 1999.
     SEI also has interests in Argentina and Uruguay. In March 1998, SEI increased its existing investment in two Argentine natural gas utility holding companies (Sodigas Pampeana S.A. and Sodigas Sur S.A.) from 12.5 percent to 21.5 percent by purchasing an additional interest for $40 million.


4     SHORT-TERM BORROWINGS

PE has a $300 million multi-year credit agreement. SoCalGas has an additional $400 million multi-year credit agreement. These agreements expire in 2001 and bear interest at various rates based on market rates and the companies' credit ratings. SoCalGas' lines of credit are available to support commercial paper. At December 31, 1998, PE had $43 million of bank loans under the credit agreement outstanding, due and paid in January 1999. SoCalGas' bank line of credit was unused. At December 31, 1997, both bank lines of credit were unused.
     SDG&E has $30 million of bank lines available to support commercial paper and $265 million of bank lines available to support variable-rate, long-term debt. The credit agreements expire at varying dates from 1999 through 2000 and bear interest at various rates based on market rates and the company's credit rating. SDG&E's bank lines of credit were unused at both December 31, 1998, and 1997.
     At December 31, 1998, there were no commercial-paper obligations outstanding. At December 31, 1997, SoCalGas had $354 million of commercial-paper obligations outstanding, of which approximately $94 million related to the restructuring costs associated with certain long-term gas-supply contracts under the Comprehensive Settlement. See Note 14 for additional information.




5     LONG-TERM DEBT

--------------------------------------------------------------
                                             December 31,
(Dollars in millions)                     1998          1997
--------------------------------------------------------------
Long-Term Debt
First mortgage bonds
     5.25% March 1, 1998               $     _     $     100
     7.625% June 15, 2002                    28           80
     6.875% August 15, 2002                 100          100
     5.75% November 15, 2003                100          100
     6.8% June 1, 2015                       14           14
     5.9% June 1, 2018                       71           71
     5.9% September 1, 2018                  93           93
     6.1% and 6.4% September 1, 2018
        and 2019                            118          118
     9.625% April 15, 2020                   10           54
     Variable rates September 1, 2020        58           75
     5.85% June 1, 2021                      60           60
     8.75% October 1, 2021                  150          150
     8.5% April 1, 2022                      10           44
     7.375% March 1, 2023                   100          100
     7.5% June 15, 2023                     125          125
     6.875% November 1, 2025                175          175
     Various rates December 1, 2027         250          250
                                        ----------------------
          Total                           1,462        1,709
Rate-reduction bonds                        592          658
Debt incurred to acquire limited
  partnerships, secured by real estate,
  at 6.8% to 9.0%, payable annually
  through 2008                              305          313
Various unsecured bonds at 4.15%
  to 10% from 1998 to 2006                  453          296
Various unsecured bonds at 5.9%
  or at variable rates (4.3% to 5.0% at
  December 31, 1998) from 2014 to 2023      254          254
Capitalized leases                           76          106
                                        ----------------------
          Total                           3,142        3,336
                                        ----------------------
Less:
Current portion of long-term debt           330          270
Unamortized discount on long-term debt       17           21
                                        ----------------------
                                            347          291
                                        ----------------------
Total                                 $   2,795    $   3,045
--------------------------------------------------------------

     Excluding capital leases, which are described in Note 13, maturities of long-term debt, including PE's Employees Stock Ownership Plan, are $271 million in 1999, $96 million in 2000, $186 million in 2001, $193 million in 2002 and $241 million in 2003. SDG&E and SoCalGas have CPUC authorization to issue an additional $752 million in long-term debt. Although holders of variable-rate bonds may elect to redeem them prior to scheduled maturity, for purposes of determining the maturities listed above, it is assumed the bonds will be held to maturity.

First-Mortgage Bonds

First-mortgage bonds are secured by a lien on substantially all utility plant. In addition, certain non-utility subsidiary assets are pledged as collateral for SoCalGas' first-mortgage bonds. SDG&E and SoCalGas may issue additional first-mortgage bonds upon compliance with the provisions of their bond indentures, which provide for, among other things, the issuance of additional first-mortgage bonds ($1.5 billion as of December 31, 1998).
     During 1998, the company retired $247 million of first-mortgage bonds, of which $147 million was retired prior to scheduled maturity.
     Certain first-mortgage bonds may be called at SDG&E's or SoCalGas' option. SoCalGas has no variable-rate bonds. SDG&E has $188 million of bonds with variable interest-rate provisions that are callable at various dates within one year. Of the company's remaining callable bonds, $10 million are callable in the year 2000, $150 million in 2001, $203 million in 2002, and $624 million in 2003. $242 million of the bonds are not callable.

Rate-Reduction Bonds

In December 1997, $658 million of rate-reduction bonds were issued on behalf of SDG&E at an average interest rate of 6.26 percent. These bonds were issued to facilitate the 10-percent rate reduction mandated by California's electric-restructuring law. See Note 14 for additional information. These bonds are being repaid over 10 years by SDG&E's residential and small commercial customers via a charge on their electricity bills. These bonds are secured by the revenue streams collected from customers and are not secured by, or payable from, utility assets.

Unsecured Debt

Various long-term obligations totaling $707 million are unsecured. During 1998, SoCalGas issued $75 million of unsecured debt in medium-term notes used to finance working capital requirements. Unsecured bonds totaling $124 million have variable-interest-rate provisions.

Debt of Employee Stock Ownership Plan (ESOP) and Trust

The Trust covers substantially all of the company's former PE employees and is used to fund part of their retirement savings program. It has an ESOP feature and holds approximately 3.1 million shares of the company's common stock. The variable-rate ESOP debt held by the Trust bears interest at a rate necessary to place or remarket the notes at par. The balance of this debt was $130 million at December 31, 1998, and is included in the table above as part of the various unsecured bonds at 4.15 percent to 10 percent. Principal is due on November 30, 1999, and interest is payable monthly. The company is obligated to make contributions to the Trust sufficient to satisfy debt service requirements. As the company makes contributions to the Trust, these contributions, plus any dividends paid on the unallocated shares of the company's common stock held by the Trust, will be used to repay the debt. As dividends are increased or decreased, required contributions are reduced or increased, respectively. Interest on ESOP debt amounted to $6 million each in 1998, 1997 and 1996. Dividends used for debt service amounted to $3 million each in 1998, 1997, and 1996, and are deductible only for federal income tax purposes.

Currency Interest-Rate Swaps

SDG&E periodically enters into interest-rate swap and cap agreements to moderate its exposure to interest-rate changes and to lower its overall cost of borrowings. At December 31, 1998, SDG&E had such an agreement, maturing in 2002, with underlying debt of $45 million.


6     FACILITIES UNDER JOINT OWNERSHIP

SONGS and the Southwest Powerlink transmission line are owned jointly with other utilities. The company's interests at December
31, 1998, are:

-----------------------------------------------------------
(Dollars in millions)                         Southwest
Project                            SONGS      Powerlink
-----------------------------------------------------------
Percentage ownership                 20            89
Regulatory assets                $  312             _
Utility plant in service              _        $  217
Accumulated depreciation
  and amortization                    -        $  104
Construction work in progress    $   18        $    1
-----------------------------------------------------------

     The company's share of operating expenses is included in the Statements of Consolidated Income. Each participant in the project must provide its own financing. The amounts specified above for SONGS include nuclear production, transmission and other facilities. $11 million of substation equipment included in these amounts is wholly owned by the company.

SONGS Decommissioning

Objectives, work scope and procedures for the future dismantling and decontamination of the SONGS units must meet the requirements of the Nuclear Regulatory Commission, the Environmental Protection Agency, the California Public Utilities Commission and other regulatory bodies.
     The company's share of decommissioning costs for the SONGS units is estimated to be $425 million in today's dollars and is based on a cost study completed in 1998. Cost studies are performed and updated periodically by outside consultants. Although electric-industry restructuring legislation requires that stranded costs, which include SONGS' costs, be amortized in rates by 2001, the recovery of decommissioning costs is allowed until the time that the costs are fully recovered.
     The amount accrued each year is based on the amount allowed by regulators and is currently being collected in rates. This amount is considered sufficient to cover the company's share of future decommissioning costs. Payments to the nuclear-decommissioning trusts are expected to continue until SONGS is decommissioned, which is not expected to occur before 2013. Unit 1, although permanently shut down in 1992, was scheduled to be decommissioned concurrently with Units 2 and 3. However, the company and the other owners of SONGS have requested that the CPUC grant authority to begin decommissioning Unit 1 on January 1, 2000.
     The amounts collected in rates are invested in externally managed trust funds. The securities held by the trust are considered available for sale and shown on the Consolidated Balance Sheets adjusted to market value. The fair values reflect unrealized gains of $149 million and $89 million at December 31, 1998, and 1997, respectively.
     The Financial Accounting Standards Board is reviewing the accounting for liabilities related to closure and removal of long-lived assets, such as nuclear power plants, including the recognition, measurement and classification of such costs. The Board could require, among other things, that the company's future balance sheets include a liability for the estimated decommissioning costs, and a related increase in the cost of the asset.
     Additional information regarding SONGS is included in Notes 13 and 14.


7     INCOME TAXES

The reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

--------------------------------------------------------------
                                     1998      1997      1996
--------------------------------------------------------------
Statutory federal income tax rate    35.0%     35.0%     35.0%
Depreciation                          6.3       7.1       6.2
State income taxes-net of
  federal income tax benefit          7.4       6.7       6.2
Tax credits                         (12.9)     (5.7)     (4.8)
Equipment leasing activities         (1.5)     (1.1)     (1.4)
Capitalized expenses not deferred     0.2      (1.4)     (2.1)
Other-net                            (2.6)      0.5       2.2
                                   ---------------------------
    Effective income tax rate        31.9%     41.1%     41.3%
--------------------------------------------------------------

The components of income tax expense are as follows:

--------------------------------------------------------------
(Dollars in millions)                  1998     1997     1996
--------------------------------------------------------------
Current:
  Federal                              $278     $236     $183
  State                                  89       63       65
                                   ---------------------------
    Total current taxes                 367      299      248
                                   ---------------------------
Deferred:
  Federal                              (165)       1       52
  State                                 (58)       7        6
                                   ---------------------------
    Total deferred taxes               (223)       8       58
                                   ---------------------------
Deferred investment tax credits-net      (6)      (6)      (6)
                                   ---------------------------
    Total income tax expense           $138     $301     $300
--------------------------------------------------------------

Accumulated deferred income taxes at December 31 result from the following:

--------------------------------------------------------------
(Dollars in millions)                           1998     1997
--------------------------------------------------------------
Deferred Tax Liabilities:
  Differences in financial and
    tax bases of utility plant                  $924   $1,063
  Regulatory balancing accounts                   23      133
  Regulatory assets                               76      120
  Partnership income                              27       21
  Other                                           71       53
                                            ------------------
  Total deferred tax liabilities               1,121    1,390
                                            ------------------
Deferred Tax Assets:
  Unamortized investment tax credits              88       89
  Comprehensive Settlement (see Note 14)          95      117
  Postretirement benefits                         76       90
  Other deferred liabilities                     102      110
  Restructuring costs                             42       54
  Other                                          177      204
                                            ------------------
  Total deferred tax assets                      580      664
                                            ------------------
Net deferred income tax liability                541      726
Current portion (net asset)                       93       15
                                            ------------------
Non-current portion (net liability)             $634     $741
--------------------------------------------------------------


8     EMPLOYEE BENEFIT PLANS

The information presented below describes the plans of the company and its principal subsidiaries. In connection with the PE/Enova
Business Combination described in Note 1, certain of these plans have been or will be replaced or modified, and numerous participants have been or will be transferred from the subsidiaries' plans to those of Sempra Energy.

Pension and Other Postretirement Benefits

The company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two years, and a statement of the funded status as of each year end:



-------------------------------------------------------------------------------------
                                                                        Other
                                        Pension Benefits      Postretirement Benefits
                                       ----------------------------------------------
(Dollars in millions)                     1998      1997            1998       1997
-------------------------------------------------------------------------------------
Weighted-Average Assumptions
as of December 31:

Discount rate                              6.75%     7.07%          6.75%     7.02%
Expected return on plan assets             8.50%     8.13%          8.50%     7.87%
Rate of compensation increase              5.00%     5.00%          5.00%     5.00%
Cost trend of covered
  health-care charges                         _         _           8.00%(1) 7.00%(2)

Change in Benefit Obligation:

Net benefit obligation at January 1        $2,117    $1,981         $ 531     $ 442
Service cost                                   55        53            13        15
Interest cost                                 148       144            36        35
Plan participants' contributions                _         _             1         1
Plan amendments                                18         _             _         _
Actuarial (gain) loss                         (44)       54             _        57
Special termination benefits                   63        13             3         2
Gross benefits paid                          (277)     (128)          (21)      (21)
                                       ----------------------------------------------
Net benefit obligation at December 31       2,080     2,117           563       531
                                       ----------------------------------------------
Change in Plan Assets:

Fair value of plan assets at January 1      2,653     2,373           363       286
Actual return on plan assets                  407       406            64        59
Employer contributions                         13         2            36        38
Plan participants' contributions                _         _             1         1
Gross benefits paid                          (277)     (128)          (21)      (21)
                                       ----------------------------------------------
Fair value of plan assets at December 31    2,796     2,653           443       363
                                       ----------------------------------------------
Funded status at December 31                  716       536          (120)     (168)
Unrecognized net actuarial gain              (926)     (733)         (107)      (66)
Unrecognized prior service cost                73        61           (13)      (14)
Unrecognized net transition obligation          3         4             _         _
                                       ----------------------------------------------
Net liability at December 31 (3)           $ (134)   $ (132)        $(240)    $(248)
-------------------------------------------------------------------------------------

(1) Decreasing to ultimate trend of 6.50% in 2004.
(2) Decreasing to ultimate trend of 6.50% in 1998.
(3) Approximates amounts recognized in the Consolidated Balance Sheets at December
31.




The following table provides the components of net periodic benefit cost for the plans:

-------------------------------------------------------------------------------------
                                                                        Other
                                      Pension Benefits        Postretirement Benefits
                                -----------------------------------------------------
(Dollars in millions)             1998     1997     1996       1998     1997    1996
-------------------------------------------------------------------------------------
Service cost                       $55      $53      $58        $13      $15     $18
Interest cost                      148      144      141         36       35      36
Expected return on assets         (196)    (178)    (161)       (24)     (22)    (19)
Amortization of:
  Transition obligation              1        1        1          2        2       2
  Prior service cost                 6        5        5         (1)      (1)     (1)
  Actuarial (gain) loss            (23)     (18)      (4)         _        1       1
Special termination benefit         63       13        _          3        2       _
Settlement credit                  (30)       _        _          _        _       _
Regulatory adjustment                _        _      (12)         9       12      12
                                -----------------------------------------------------
Total net periodic benefit cost    $24      $20      $28        $38      $44     $49
-------------------------------------------------------------------------------------




     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

------------------------------------------------------------------
(Dollars in millions)                1% Increase       1% Decrease
------------------------------------------------------------------
Effect on total of service
  and interest cost components of
  net periodic postretirement
  health care benefit cost                 $11              $(10)

Effect on the health care component
  of the accumulated postretirement
  benefit obligation                       $72              $(65)
------------------------------------------------------------------

     The projected benefit obligation and accumulated benefit obligation were $55 million and $45 million, respectively, as of December 31, 1998, and $53 million and $44 million, as of December 31, 1997. There were no pension plans with accumulated benefit obligations in excess of plan assets for 1998 or 1997.
     Other postretirement benefits include medical benefits for retirees and their spouses (and Medicare Part B reimbursement for certain retirees) and retiree life insurance.

Savings Plans

Sempra Energy and its subsidiaries offer savings plans, administered by plan trustees, to all eligible employees. Eligibility to participate in the various employer plans ranges from one month to one year of completed service. Employees may contribute, subject to plan provisions, from 1 percent to 15 percent of their regular earnings. Employer contributions, after one year of completed service, are made in shares of company common stock. Employer contribution methods vary by plan, but generally the contribution is equal to 50 percent of the first 6 percent of eligible base salary contributed by employees. During 1998, the SDG&E plan contribution was age-based for represented employees. The employee's contributions, at the direction of the employees, are primarily invested in company stock, mutual funds or guaranteed investment contracts. Employer contributions for the Sempra and SoCalGas plans are partially funded by the Pacific Enterprises Employee Stock Ownership Plan and Trust. Annual expense for the savings plans was $14 million in 1998, $11 million in 1997 and $10 million in 1996.

Employee Stock Ownership Plan

The Pacific Enterprises Employee Stock Ownership Plan and Trust (Trust) covers substantially all employees of PE and SoCalGas and is used to partially fund their retirement savings plan programs. All contributions to the Trust are made by the company, and there are no contributions made by the participants. As the company makes contributions to the ESOP, the ESOP debt service is paid and shares are released in proportion to the total expected debt service.
     Compensation expense is charged and equity is credited for the market value of the shares released. Income-tax deductions are allowed based on the cost of the shares. Dividends on unallocated shares are used to pay debt service and are charged against liabilities. The Trust held 3.1 million and 3.3 million shares of company common stock, with fair values of $77.9 million and $80.3 million, at December 31, 1998, and 1997, respectively.


9     STOCK-BASED COMPENSATION

Sempra Energy has stock-based compensation plans that align employee and shareholder objectives related to the long-term growth of the company. The company's long-term incentive stock compensation plan provides for aggregate awards of Sempra Energy non-qualified stock options, incentive stock options, restricted stock, stock appreciation rights, performance awards, stock payments or dividend equivalents.
     In 1995, Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based compensation," was issued. It encourages a fair-value-based method of accounting for stock-based compensation. As permitted by SFAS No. 123, the company adopted its disclosure-only requirements and continues to account for stock-based compensation in accordance with the provisions of accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."
     In 1998, 102,640 shares of Sempra Energy common stock were awarded to officers. Under the predecessor plan, in each of the last 10 years, Enova awarded between 49,000 and 75,000 shares to key executives. These awards are subject to forfeiture over four years if certain corporate goals are not met. Holders of this stock have voting rights and receive dividends prior to the time the restrictions lapse if, and to the extent, dividends are paid on Sempra Energy common stock. Compensation expense for the issuance of these restricted shares was approximately $2 million in 1998, $1 million in 1997 and $1 million in 1996.
     In 1998, Sempra Energy granted 3,425,800 stock options. The option price is equal to the market price of common stock at the date of grant. The grants, which vest over a four-year period, include options with and without performance-based features. The stock options expire in ten years from the date of grant. All options granted prior to 1997 became immediately exercisable upon approval by PE's shareholders of the business combination with Enova. The options were originally scheduled to vest annually over a service period ranging from three to five years.
     Sempra Energy's plans allow for the granting of dividend equivalents based upon performance goals. This feature provides grantees, upon exercise of the option, with the opportunity to receive all or a portion of the cash dividends that would have been paid on the shares if the shares had been outstanding since the grant date. Dividend equivalents are payable only if corporate goals are met and, for grants prior to July 1, 1998, if the exercise price exceeds the market value of the shares purchased. The percentage of dividends paid as dividend equivalents will depend upon the extent to which the performance goals are met.
     The following information is presented after conversion of PE stock into company stock as described in Note 1.
     Stock option activity is summarized in the following tables.

-----------------------------------------------------------------
Options With Performance Features
-----------------------------------------------------------------
                        Shares       Average        Options
                        Under        Exercise      Exercisable
                        Option        Price        at Year End
-----------------------------------------------------------------
December 31, 1995       846,188       $16.23              _
     Granted          1,030,404        17.95
                     --------------------------------------------
December 31, 1996     1,876,592        17.17         282,063
     Granted          1,040,103        20.37
     Exercised         (359,288)       16.53
     Cancelled          (71,190)       20.37
                     --------------------------------------------
December 31, 1997     2,486,217        18.51       1,513,545
     Granted          2,131,803        25.23
     Exercised         (512,059)       17.12
     Cancelled         (509,301)       23.00
                     --------------------------------------------
December 31, 1998     3,596,660       $22.06       1,387,523
-----------------------------------------------------------------



-----------------------------------------------------------------
Options Without Performance Features
-----------------------------------------------------------------
                        Shares       Average        Options
                        Under        Exercise      Exercisable
                        Option        Price        at Year End
-----------------------------------------------------------------
December 31, 1995     2,302,018       $18.14       1,200,183
     Exercised         (304,520)       15.00
     Cancelled         (125,417)       26.05
                     --------------------------------------------
December 31, 1996     1,872,081        18.12       1,197,687
     Exercised         (493,848)       14.94
     Cancelled          (14,737)       35.24
                     --------------------------------------------
December 31, 1997     1,363,496        19.08       1,363,496
     Granted          1,293,997        26.33
     Exercised         (596,629)       15.72
     Cancelled         (240,632)       29.78
                     --------------------------------------------
December 31, 1998     1,820,232       $23.92         523,661
-----------------------------------------------------------------

Additional information on options outstanding at December 31, 1998, is as follows:

-----------------------------------------------------------------
Outstanding Options
-----------------------------------------------------------------
Range of                 Number        Average         Average
Exercise                     of      Remaining        Exercise
Prices                   Shares           Life           Price
-----------------------------------------------------------------
$12.80-$16.12            623,362           5.55          $15.29
$16.79-$20.36          1,584,272           7.47          $19.03
$24.10-$31.00          3,209,258           9.05          $25.82
                      ----------
                       5,416,892           8.19          $22.64

-----------------------------------------------------------------
Exercisable Options
-----------------------------------------------------------------
Range of                 Number                        Average
Exercise                     of                       Exercise
Prices                   Shares                          Price
-----------------------------------------------------------------
$12.80-$16.12            623,362                         $15.29
$16.79-$20.36          1,109,878                         $18.46
$24.11-$31.00            177,944                         $26.70
                      ----------
                       1,911,184                         $18.20
-----------------------------------------------------------------

     The fair value of each option grant (including the dividend equivalent) was estimated on the date of grant using the modified Black-Scholes option-pricing model. Weighted average fair values for options granted in 1998, 1997, and 1996 were $8.20, $5.23 and $5.00, respectively.
     The assumptions that were used to determine these fair values are as follows:


-----------------------------------------------------------------
                                  Year Ended December 31
                                  1998     1997     1996
-----------------------------------------------------------------
Stock price volatility             16%      18%      19%
Risk-free rate of return          5.6%     6.4%     6.1%
Annual dividend yield               0%       0%       0%
Expected life                  6 Years   3.8 Years  4.3 Years
-----------------------------------------------------------------

     Compensation expense for the stock option grants was $11.7 million, $16.9 million and $5.5 million in 1998, 1997 and 1996, respectively. The differences between compensation cost included in net income and the related cost measured by the fair-value-based method defined in SFAS No. 123 are immaterial.


10     FINANCIAL INSTRUMENTS

Fair Value

The fair values of the company's financial instruments (cash, temporary investments, funds held in trust, notes receivable, investments in limited partnerships, dividends payable, short- and long-term debt, customer deposits, and preferred stock of subsidiaries) are not materially different from the carrying amounts, except for long-term debt and preferred stock of subsidiaries. The carrying amounts and fair values of long-term debt are $3.1 billion and $3.2 billion, respectively, at December 31, 1998, and $3.4 billion and $3.5 billion at December 31, 1997. The carrying amounts and fair values of subsidiaries' preferred stock are $204 million and $182 million, respectively, at December 31, 1998, and $279 million and $258 million, respectively, at December 31, 1997. The fair values of the first-mortgage and other bonds and preferred stock are estimated based on quoted market prices for them or for similar issues. The fair values of long-term notes payable are based on the present value of the future cash flows, discounted at rates available for similar notes with comparable maturities. Included in long-term debt are SDG&E's rate-reduction bonds. The carrying amounts and fair values of the bonds are $592 million and $607 million, respectively, at December 31, 1998.

Off-Balance-Sheet Financial Instruments

The company's policy is to use derivative financial instruments to manage its exposure to fluctuations in interest rates, foreign-currency exchange rates and energy prices. Transactions involving these financial instruments expose the company to market and credit risks which may at times be concentrated with certain counterparties, although counterparty nonperformance is not anticipated. Additional information on this topic is discussed in
Note 2.

Swap Agreements

The company periodically enters into interest-rate-swap and cap agreements to moderate exposure to interest-rate changes and to lower the overall cost of borrowing. These agreements generally remain off the balance sheet as they involve the exchange of fixed- and variable-rate interest payments without the exchange of the underlying principal amounts. The related gains or losses are reflected in the consolidated income statement as part of interest expense.
     At December 31, 1998, and 1997, SDG&E had one interest-rate-swap agreement: a floating-to-fixed-rate swap associated with $45 million of variable-rate bonds maturing in 2002. SDG&E expects to hold this financial instrument to its maturity. This swap agreement has effectively fixed the interest rate on the underlying variable-rate debt at 5.4 percent. SDG&E would be exposed to interest-rate fluctuations on the underlying debt should the counterparty to the agreement not perform. Such nonperformance is not anticipated. This agreement, if terminated, would result in an obligation of $3 million at December 31, 1998, and $2 million at December 31, 1997. Additional information on this topic is included in Note 5.

Energy Derivatives

Information on derivative financial instruments of SET is provided below. The company's regulated operations use energy derivatives for both price-risk management and trading purposes within certain limitations imposed by company policies and regulatory requirements. Energy derivatives are used to mitigate risk and better manage costs. These instruments include forward contracts, swaps, options and other contracts which have maturities ranging from 30 days to 12 months.
     SoCalGas is subject to price risk on its natural gas purchases if its cost exceeds a 2-percent tolerance band above the benchmark price. This is discussed further in Note 14. SoCalGas becomes subject to price risk when positions are incurred during the buying, selling and storage of natural gas. As a result of the Gas Cost Incentive Mechanism (GCIM), SoCalGas enters into a certain amount of gas futures contracts in the open market with the intent of reducing gas costs within the GCIM tolerance band. The CPUC has approved the use of gas futures for managing risk associated with the GCIM. For the years ended December 31, 1998, 1997, and 1996, gains and losses from natural gas futures contracts are not material to SoCalGas' financial statements.

Sempra Energy Trading

SET derives a substantial portion of its revenue from market making and trading activities, as a principal, in natural gas, petroleum and electricity. It quotes bid and offer prices to end users and other market makers. It also earns trading profits as a dealer by structuring and executing transactions that permit its counterparties to manage their risk profiles. In addition, it takes positions in energy markets based on the expectation of future market conditions. These positions may be offset with similar positions or may be offset in the exchange-traded markets. These positions include options, forwards, futures and swaps. These financial instruments represent contracts with counterparties whereby payments are linked to or derived from energy-market indices or on terms predetermined by the contract, which may or may not be physically or financially settled by SET. For the year ended December 31, 1998, substantially all of SET's derivative transactions were held for trading and marketing purposes.
     Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in natural gas, petroleum and electricity commodity-exchange prices and basis. Market risk is also affected by changes in volatility and liquidity in markets in which these instruments are traded.
     SET adjusts the book value of these derivatives to market each month with gains and losses recognized in earnings. These instruments are included in other current assets on the Consolidated Balance Sheet. Certain instruments such as swaps are entered into and closed out within the same month and, therefore, do not have any balance-sheet impact. Gains and losses are included in electric or natural gas revenue or expense, whichever is appropriate, in the Consolidated Income Statements.
     SET also carries an inventory of financial instruments. As trading strategies depend on both market making and proprietary positions, given the relationships between instruments and markets, those activities are managed in concert in order to maximize trading profits.
     SET's credit risk from financial instruments as of December 31, 1998, is represented by the positive fair value of financial instruments after consideration of master netting agreements and collateral. Credit risk disclosures, however, relate to the net accounting losses that would be recognized if all counterparties completely failed to perform their obligations. Options written do not expose SET to credit risk. Exchange-traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.
     The following table approximates the counterparty credit quality and exposure of SET expressed in terms of net replacement value (in millions of dollars):

-----------------------------------------------------------------
                                  Futures,
                               forward and
                                      swap    Purchased
Counterparty credit quality:     contracts      options     Total
-----------------------------------------------------------------
AAA                                  $32           $1         $33
AA                                    41           14          55
A                                    129           19         148
BBB                                  290           26         316
Below investment grade                69            2          71
Exchanges                             30            8          38
-----------------------------------------------------------------
                                    $591          $70        $661
-----------------------------------------------------------------

     Financial instruments with maturities or repricing characteristics of 180 days or less, including cash and cash equivalents, are considered to be short-term and, therefore, the carrying values of these financial instruments approximate their fair values. SET's commodities owned, trading assets and trading liabilities are carried at fair value. The average fair values during the year, based on quarterly observation, for trading assets and trading liabilities which are considered financial instruments with off-balance-sheet risk approximate $952 million and $890 million, respectively. The fair values are net of the amounts offset pursuant to rights of setoff based on qualifying master netting arrangements with counterparties, and do not include the effects of collateral held or pledged.
     As of December 31, 1998, and 1997, SET's trading assets and trading liabilities approximate the following:



-----------------------------------------------------------------
                                                 December 31,
(Dollars in millions)                         1998          1997
-----------------------------------------------------------------
Trading Assets
  Unrealized gains on swaps and forwards      $756          $497
  Due from commodity clearing organization
    and clearing brokers                        75            41
  OTC commodity options purchased               45            33
  Due from trading counterparties               30            16
                                            ---------------------
     Total                                    $906          $587
-----------------------------------------------------------------
Trading Liabilities
  Unrealized losses on swaps and forwards     $740          $487
  Due to trading counterparties                 35            41
  OTC commodity options written                 30            29
                                            ---------------------
     Total                                    $805          $557
-----------------------------------------------------------------

     Notional amounts do not necessarily represent the amounts exchanged by parties to the financial instruments and do not measure SET's exposure to credit or market risks. The notional or contractual amounts are used to summarize the volume of financial instruments, but do not reflect the extent to which positions may offset one another. Accordingly, SET is exposed to much smaller amounts potentially subject to risk. The notional amounts of SET's financial instruments are:

-----------------------------------------------------------------
(Dollars in millions)                                   Total
-----------------------------------------------------------------
Forwards and commodity swaps                           $5,916
Futures and exchange options                            2,915
Options purchased                                       1,320
Options written                                         1,298
                                                   --------------
     Total                                            $11,449
-----------------------------------------------------------------




11     PREFERRED STOCK OF SUBSIDIARIES

-----------------------------------------------------------------
Pacific Enterprises                       Call       December 31,
(Dollars in millions except call price)   Price     1998     1997
-----------------------------------------------------------------
Cumulative preferred
  without par value:
    $4.75 Dividend, 200,000 shares
       authorized and outstanding        $100.00     $20    $20
    $4.50 Dividend, 300,000 shares
       authorized and outstanding        $100.00      30     30
    $4.40 Dividend, 100,000 shares
       authorized and outstanding        $101.50      10     10
    $4.36 Dividend, 200,000 shares
       authorized and outstanding        $101.00      20     20
    $4.75 Dividend, 253 shares
       authorized and outstanding        $101.00       _      _
                                                   --------------
          Total                                      $80    $80
-----------------------------------------------------------------

     All or any part of every series of presently outstanding PE preferred stock is subject to redemption at PE's option at any time upon not less than 30 days' notice, at the applicable redemption price for each series, together with the accrued and accumulated dividends to the date of redemption. All series have one vote per share and cumulative preferences as to dividends. No shares of Unclassified or Class A preferred stock are outstanding.

-----------------------------------------------------------------
SoCalGas                                           December 31,
(Dollars in millions)                             1998     1997
-----------------------------------------------------------------
Not subject to mandatory redemption:
  $25 par value, authorized 1,000,000 shares
    6% Series, 28,664 shares outstanding              $1      $1
    6% Series A, 783,032 shares outstanding           19      19
  Without par value, authorized 10,000,000 shares
    7.75% Series                                       _      75
                                                   --------------
                                                     $20     $95
-----------------------------------------------------------------

     None of SoCalGas' series of preferred stock is callable. All series have one vote per share and cumulative preferences as to dividends. On February 2, 1998, SoCalGas redeemed all outstanding shares of 7.75% Series Preferred Stock at a price per share of $25 plus $0.09 of dividends accruing to the date of redemption. The total cost to SoCalGas was approximately $75.3 million.



-----------------------------------------------------------------
SDG&E                                      Call      December 31,
(Dollars in millions except call price)   Price     1998     1997
-----------------------------------------------------------------
Not subject to mandatory redemption
  $20 par value, authorized
    1,375,000 shares:
       5% Series, 375,000
         shares outstanding              $24.00       $8      $8
       4.50% Series, 300,000
         shares outstanding              $21.20        6       6
       4.40% Series, 325,000
         shares outstanding              $21.00        7       7
       4.60% Series, 373,770
         shares outstanding              $20.25        7       7
  Without par value:
       $1.70 Series, 1,400,000
         shares outstanding              $25.85       35      35
       $1.82 Series, 640,000
         shares outstanding              $26.00       16      16
                                                   --------------
   Total not subject to
     mandatory redemption                            $79     $79
                                                   --------------
Subject to mandatory redemption
  Without par value:
       $1.7625 Series, 1,000,000
         shares outstanding              $25.00      $25     $25
-----------------------------------------------------------------

     All series of SDG&E's preferred stock have cumulative preferences as to dividends. The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation value at par, whereas the no-par-value preferred stock is nonvoting and has a liquidation value of $25 per share. SDG&E is authorized to issue 10,000,000 shares of no-par-value stock (both subject to and not subject to mandatory redemption). All series are currently callable except for the $1.70 and $1.7625 series (callable in 2003). The $1.7625 series has a sinking fund requirement to redeem 50,000 shares per year from 2003 to 2007; the remaining 750,000 shares must be redeemed in 2008.




12     SHAREHOLDERS EQUITY AND EARNINGS PER SHARE

The company's outstanding stock options represent the only forms of potential common stock at December 31, 1998, 1997 and 1996. The reconciliation between basic and diluted EPS is as follows:

-----------------------------------------------------------------
                       Income           Shares           Earnings
                   (in millions)     (in thousands)     Per Share
-----------------------------------------------------------------
1998:
Basic                    $294           236,423           $1.24
Effect of dilutive
  stock options                             701
-----------------------------------------------------------------
Diluted                  $294           237,124           $1.24
-----------------------------------------------------------------
1997:
Basic                    $432           236,662           $1.83
Effect of dilutive
  stock options                             587
-----------------------------------------------------------------
Diluted                  $432           237,249           $1.82
-----------------------------------------------------------------
1996:
Basic                    $427           240,825           $1.77
Effect of dilutive
  stock options                             332
-----------------------------------------------------------------
Diluted                  $427           241,157           $1.77
-----------------------------------------------------------------

     The company is authorized to issue 750,000,000 shares of no par value common stock and 50,000,000 shares of Preferred Stock. At December 31, 1998, there were 240,026,439 shares of common stock outstanding, compared to 235,598,111 shares outstanding at December 31, 1997. No shares of Preferred Stock were issued and outstanding.


13     COMMITMENTS AND CONTINGENCIES

Natural Gas Contracts

The company buys natural gas under several short-term and long-term contracts. Short-term purchases are based on monthly spot-market prices. SoCalGas has commitments for firm pipeline capacity under contracts with pipeline companies that expire at various dates through the year 2006. These agreements provide for payments of an annual reservation charge. SoCalGas recovers such fixed charges in rates.
     SDG&E has long-term capacity contracts with interstate pipelines which expire on various dates between 2007 and 2023. SDG&E has long-term natural gas supply contracts (included in the table below) with four Canadian suppliers that expire between 2001 and 2004. SDG&E has been involved in negotiations and litigation with the suppliers concerning the contracts' terms and prices. SDG&E has settled with three of the suppliers. One of the three is delivering natural gas under the terms of the settlement agreement; the other two have ceased deliveries. The fourth supplier has ceased deliveries pending legal resolution. A U.S. Court of Appeal has upheld a U.S. District Court's invalidation of the contracts with two of these suppliers. If the supply of Canadian natural gas to SDG&E is not resumed to a level approximating the related committed long-term pipeline capacity, SDG&E intends to continue using the capacity in other ways, including the transport of replacement gas and the release of a portion of this capacity to third parties.
     At December 31, 1998, the future minimum payments under natural gas contracts were:

-----------------------------------------------------------------
                               Storage and
(Dollars in millions)       Transportation          Natural Gas
-----------------------------------------------------------------
1999                                $193                $288
2000                                 195                 170
2001                                 197                 175
2002                                 197                 179
2003                                 193                 181
Thereafter                           587                   _
                               ----------------------------------
Total minimum payments            $1,562                $993
-----------------------------------------------------------------

     Total payments under the short-term and long-term contracts were $1.0 billion in 1998, $1.2 billion in 1997, and $1.0 billion in 1996.
     All of SDG&E's gas is delivered through SoCalGas pipelines under a short-term transportation agreement. In addition, SoCalGas provides SDG&E six billion cubic feet of natural gas storage capacity under an agreement expiring March 2000. These agreements are not included in the above table.

Purchased-Power Contracts

SDG&E buys electric power under several long-term contracts. The contracts expire on various dates between 1999 and 2025. Under California's Electric Industry Restructuring law, which is described in Note 14, the California investor-owned electric utilities (IOUs) are obligated to bid their power supply, including owned generation and purchased-power contracts, into the California Power Exchange (PX). As a result, SDG&E's system requirements are met primarily through purchases from the PX.
     At December 31, 1998, the estimated future minimum payments under the long-term contracts were:

-----------------------------------------------------------------
(Dollars in millions)
-----------------------------------------------------------------
1999                                                      $249
2000                                                       211
2001                                                       174
2002                                                       136
2003                                                       135
Thereafter                                               2,001
                                                       ----------
Total minimum payments                                  $2,906
-----------------------------------------------------------------

     These payments for actual purchases represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Total payments, including actual energy payments, under the contracts were $293 million in 1998, $421 million in 1997 and $296 million in 1996. Payments under purchased-power contracts decreased in 1998 as a result of the purchases from the PX, which commenced April 1, 1998.
     SDG&E has entered into agreements to sell its power plants and other electric-generating resources (excluding SONGS), and has announced a plan to auction its long-term purchased power contracts. Additional information on this topic is provided in Note 14.

Leases

The company has leases (primarily operating) on real and personal property expiring at various dates from 1999 to 2030. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 2 percent to 7 percent. The rentals payable under these leases are determined on both fixed and percentage bases, and most leases contain options to extend, which are exercisable by the company. The company also has nuclear fuel, office buildings, a generating facility and other properties that are financed by long-term capital leases. Utility plant includes $177 million at December 31, 1998, and $198 million at December 31, 1997, related to these leases. The associated accumulated amortization is $114 million and $102 million, respectively.
     The minimum rental commitments payable in future years under all noncancellable leases are:

-----------------------------------------------------------------
                                     Operating     Capitalized
(Dollars in millions)                   Leases          Leases
-----------------------------------------------------------------
1999                                     $60             $31
2000                                      58              14
2001                                      55              14
2002                                      52              14
2003                                      51              11
Thereafter                               380               9
                                   ------------------------------
Total future rental commitment          $656              93
Imputed interest (6% to 9%)                              (17)
                                                      -----------
Net commitment                                           $76
-----------------------------------------------------------------

     Rent expense totaled $105 million in 1998, $137 million in 1997 and $146 million in 1996.
     In connection with the quasi-reorganization described in Note 2, PE established reserves of $102 million to fair value operating leases related to its headquarters and other leases at December 31, 1992. The remaining amount of these reserves was $76 million at December 31, 1998. These leases are reflected in the above table.

Environmental Issues

The company believes that its operations are conducted in accordance with federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use, and solid waste disposal. SoCalGas and SDG&E incur significant costs to operate their facilities in compliance with these laws and regulations. The costs of compliance with environmental laws and regulations generally have been recovered in customer rates.
     In 1994, the CPUC approved the Hazardous Waste Collaborative Memorandum account allowing utilities to recover their hazardous waste costs, including those related to Superfund sites or similar sites requiring cleanup. Recovery of 90 percent of cleanup costs and related third-party litigation costs and 70 percent of the related insurance-litigation expenses is permitted. Environmental liabilities that may arise are recorded when remedial efforts are probable and the costs can be estimated.
     The company's capital expenditures to comply with environmental laws and regulations were $1 million in 1998, $5 million in 1997, and $9 million in 1996, and are not expected to be significant during the next five years. These expenditures primarily include the cost of retrofitting SDG&E's power plants to reduce air emissions. These costs will be reduced significantly by SDG&E's sale of its non-nuclear generating facilities. The company has been associated with various sites which may require remediation under federal, state or local environmental laws. The company is unable to determine fully the extent of its responsibility for remediation of these sites until assessments are completed. Furthermore, the number of others that also may be responsible, and their ability to share in the cost of the cleanup, is not known. The company does not anticipate that such costs, net of the portion recoverable in rates, will be significant.
     As discussed in Note 14, restructuring of the California electric-utility industry will change the way utility rates are set and costs are recovered. SDG&E asked that the collaborative account be modified, and that electric generation-related cleanup costs be eligible for transition-cost recovery. The final outcome of this decision is that SDG&E's costs of compliance with environmental regulations may be fully recoverable.

Nuclear Insurance

SDG&E and the co-owners of SONGS have purchased primary insurance of $200 million, the maximum amount available, for public-liability claims. An additional $8.7 billion of coverage is provided by secondary financial protection required by the Nuclear Regulatory Commission and provides for loss sharing among utilities owning nuclear reactors if a costly accident occurs. SDG&E could be assessed retrospective premium adjustments of up to $32 million in the event of a nuclear incident involving any of the licensed, commercial reactors in the United States, if the amount of the loss exceeds $200 million. In the event the public-liability limit stated above is insufficient, the Price-Anderson Act provides for Congress to enact further revenue-raising measures to pay claims, which could include an additional assessment on all licensed reactor operators.
     Insurance coverage is provided for up to $2.8 billion of property damage and decontamination liability. Coverage is also provided for the cost of replacement power, which includes indemnity payments for up to three years, after a waiting period of 17 weeks. Coverage is provided primarily through mutual insurance companies owned by utilities with nuclear facilities. If losses at any of the nuclear facilities covered by the risk-sharing arrangements were to exceed the accumulated funds available from these insurance programs, SDG&E could be assessed retrospective premium adjustments of up to $6 million.



Department of Energy Decommissioning

The Energy Policy Act of 1992 established a fund for the decontamination and decommissioning of the Department of Energy nuclear-fuel-enrichment facilities. Utilities which have used DOE enrichment services are being assessed a total of $2.3 billion, subject to adjustment for inflation, over a 15-year period ending in 2006. Each utility's share is based on its share of enrichment services purchased from the DOE through 1992. SDG&E's annual assessment is approximately $1 million. This assessment is recovered through SONGS revenue.

Litigation

The company is involved in various legal matters, including those arising out of the ordinary course of business. Management believes that these matters will not have a material adverse effect on the company's results of operations, financial condition or liquidity.

Electric Distribution System Conversion

Under a CPUC-mandated program and through franchise agreements with various cities, SDG&E is committed, in varying amounts, to converting overhead distribution facilities to underground. As of December 31, 1998, the aggregate unexpended amount of this commitment was approximately $104 million. Capital expenditures for underground conversions were $17 million in 1998, $17 million in 1997, and $15 million in 1996.

Concentration of Credit Risk

The company maintains credit policies and systems to minimize overall credit risk. These policies include, when applicable, the use of an evaluation of potential counterparties' financial condition and an assignment of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry. SDG&E and SoCalGas grant credit to their utility customers, substantially all of whom are located in their service territories, which together cover most of Southern California and a portion of central California.
     SET monitors and controls its credit-risk exposures through various systems which evaluate its credit risk, and through credit approvals and limits. To manage the level of credit risk, SET deals with a majority of counterparties with good credit standing, enters into master netting arrangements whenever possible and, where appropriate, obtains collateral. Master netting agreements incorporate rights of setoff that provide for the net settlement of subject contracts with the same counterparty in the event of default.


14     REGULATORY MATTERS

Electric-Industry Restructuring

In September 1996, California enacted a law restructuring its electric-utility industry (AB 1890). The legislation adopts the December 1995 CPUC policy decision restructuring the industry to stimulate competition and reduce rates.
     Beginning on March 31, 1998, customers were given the opportunity to choose to continue to purchase their electricity from the local utility under regulated tariffs, to enter into contracts with other energy-service providers (direct access) or to buy their power from the independent Power Exchange (PX) that serves as a wholesale power pool allowing all energy producers to participate competitively. The PX obtains its power from qualifying facilities, from nuclear units and, lastly, from the lowest-bidding suppliers. The California investor-owned electric utilities (IOUs) are obligated to sell their power supply, including owned-generation and purchased-power contracts, to the PX. The IOUs are also obligated to purchase from the PX the power that they distribute. An Independent System Operator (ISO) schedules power transactions and access to the transmission system. The local utility continues to provide distribution service regardless of which source the consumer chooses. An example of these changes in the electric-utility environment is the U.S. Navy, SDG&E's largest customer. The U.S. Navy's contract to purchase energy from SDG&E was not renewed when it expired on September 30, 1998. Instead, the U.S. Navy elected to obtain energy through direct access and SDG&E continues to provide the distribution service.
     Utilities are allowed a reasonable opportunity to recover their stranded costs via a competition transition charge (CTC) to customers through December 31, 2001. Stranded costs include sunk costs, as well as ongoing costs the CPUC finds reasonable and necessary to maintain generation facilities through December 31, 2001. These costs also include other items SDG&E has recorded under traditional cost-of-service regulation. Certain stranded costs, such as those related to reasonable employee-related costs directly caused by restructuring, and purchased-power contracts (including those with qualifying facilities) may be recovered beyond December 31, 2001. To the extent that the opportunity to recover stranded costs is reduced by the costs to accommodate the implementation of direct access and the ISO/PX during the rate freeze, those displaced stranded costs may be recovered after December 31, 2001. Outside of those exceptions, stranded costs not recovered through 2001 will not be collected from customers. Such costs, if any, would be written off as a charge against earnings. Nuclear decommissioning costs are nonbypassable until fully recovered, but are not included as part of transition costs. Additional information is provided in Note 10.
     Through December 31, 1998, SDG&E has recovered transition costs of $500 million for nuclear generation and $200 million for non-nuclear generation. Excluding the costs of purchased power and other costs whose recovery is not limited to the pre-2002 period, the balance of SDG&E's stranded assets at December 31, 1998, is $600 million, consisting of $400 million for the power plants and $200 million of related deferred taxes and undercollections.
     In November 1997, SDG&E announced a plan to auction its power plants and other electric-generating assets. This plan includes the divestiture of SDG&E's fossil power plants and combustion turbines, its 20-percent interest in SONGS and its portfolio of long-term purchased-power contracts. The power plants, including the interest in SONGS, have a net book value as of December 31, 1998, of $400 million ($100 million for fossil and $300 million for SONGS) and a combined generating capacity of 2,400 megawatts. The proceeds from the sales, net of the costs of the sales and certain environmental cleanup costs, will be applied directly to SDG&E's transition costs. The fossil-fuel assets' auction is being separated from the auction of SONGS and the purchased-power contracts. In October 1998 the CPUC issued an interim decision approving the commencement of the fossil fuel assets' auction.
     On December 11, 1998, contracts were executed for the sale of SDG&E's South Bay Power Plant, Encina Power Plant and 17 combustion-turbine generators. The South Bay Power Plant is being sold to the San Diego Unified Port District for $110 million. The Encina Power Plant and the combustion-turbine generators are being sold to a special-purpose entity owned equally by Dynegy Power Corp. and NRG Energy, Inc. for $356 million. The sales are subject to regulatory approval and are expected to close during the first half of 1999.
     During the 1998-2001 period, recovery of transition costs is limited by the rate freeze discussed below. Management believes that rates and the proceeds from the sale of electric-generating assets will be sufficient to recover all of SDG&E's approved transition costs by December 31, 2001, not including the post-2001 purchased-power contracts payments that may be recovered after 2001. However, if 1998-2001 generation costs, principally fuel costs, are greater than anticipated, SDG&E may be unable to recover all of its approved transition costs. This would result in a charge against earnings at the time it ceases to be probable that SDG&E will be able to recover all of the transition costs.
     AB 1890 requires a 10-percent reduction of residential and small commercial customers' rates, beginning in January 1998, and provides for the issuance of rate-reduction bonds by an agency of the state of California to enable the IOUs to achieve this rate reduction. In December 1997, $658 million of rate-reduction bonds were issued on behalf of SDG&E at an average interest rate of 6.26 percent. These bonds are being repaid over 10 years by SDG&E's residential and small commercial customers via a nonbypassable charge on their electric bills. In 1997, SDG&E formed a subsidiary, SDG&E Funding LLC, to facilitate the issuance of the bonds. In exchange for the bond proceeds, SDG&E sold to SDG&E Funding LLC all of its rights to certain revenue streams collected from such customers. Consequently, the transaction is structured to cause such revenue streams not to be the property of SDG&E nor to be available to satisfy any claims of SDG&E's creditors.
     AB 1890 includes a rate freeze for all electric customers. Until the earlier of March 31, 2002, or when transition-cost recovery is complete, SDG&E's system-average rate will be frozen at the June 10, 1996, levels of 9.64 cents per kwh, except for the impact of fuel-cost changes and the 10-percent rate reduction described above. Beginning in 1998, system-average rates were fixed at 9.43 cents per kwh, which includes the maximum permitted increase related to fuel-cost increases and the mandatory rate reduction.
     In early 1999, SDG&E filed with the CPUC for an interim mechanism to deal with electric rates after the rate freeze ends, noting the possibility that the SDG&E rate freeze could end in 1999.
     As discussed in Note 2, SDG&E has been accounting for the economic effects of regulation in accordance with SFAS No. 71. The SEC indicated a concern that California's investor-owned utilities
(IOUs) may not meet the criteria of SFAS No. 71 with respect to their electric-generation regulatory assets. SDG&E has ceased the application of SFAS No. 71 to its generation business, in accordance with the conclusion of the Emerging Issues Task Force of the Financial Accounting Standards Board that the application of SFAS 71 should be discontinued when legislation is issued that determines that a portion of an entity's business will no longer be subject to traditional cost-of-service regulation. The discontinuance of SFAS No. 71 applied to the IOUs' generation business did not result in a write-off of their net regulatory assets since the CPUC has approved the recovery of these assets by the distribution portion of their operations, subject to the rate freeze.
     In October 1997, the FERC approved key elements of the California IOUs' restructuring proposal. This included the transfer by the IOUs of the operational control of their transmission facilities to the ISO, which is under FERC jurisdiction. The FERC also approved the establishment of the California PX to operate as an independent wholesale power pool. The IOUs pay to the PX an upfront restructuring charge (in four annual installments) and an administrative-usage charge for each megawatt hour of volume transacted. SDG&E's share of the restructuring charge is approximately $10 million, which is being recovered as a transition cost. The IOUs have guaranteed $300 million of commercial loans to the ISO and PX for their development and initial start-up. SDG&E's share of the guarantee is $30 million.
     Thus far, electric-industry deregulation has been confined to generation. Transmission and distribution have remained subject to traditional cost-of-service regulation. However, the CPUC is exploring the possibility of opening up electric distribution to competition. During 1999, the CPUC will be conducting a rulemaking, one objective of which may be to develop a coordinated proposal for the state legislature regarding how various distribution competition issues should be addressed. SDG&E and SoCalGas will actively participate in this effort.

Gas Industry Restructuring

The natural gas industry experienced an initial phase of restructuring during the 1980s by deregulating gas sales to noncore customers. On January 21, 1998, the CPUC released a staff report initiating a project to assess the current market and regulatory framework for California's natural gas industry. The general goals of the plan are to consider reforms to the current regulatory framework emphasizing market-oriented policies benefiting California natural gas consumers.
     On August 25, 1998, California adopted a law prohibiting the CPUC from enacting any natural gas industry restructuring decision for customers prior to January 1, 2000. During the implementation moratorium, the CPUC will hold hearings throughout the state and intends to give the California Legislature a report for its review detailing specific recommendations for changing the natural gas market within California. SDG&E and SoCalGas will actively participate in this effort.

Performance-Based Regulation (PBR)

To promote efficient operations and improved productivity and to move away from reasonableness reviews and disallowances, the CPUC has been directing utilities to use PBR. PBR has replaced the general rate case and certain other regulatory proceedings for both SoCalGas and SDG&E. Under PBR, regulators require future income potential to be tied to achieving or exceeding specific performance and productivity measures, as well as cost reductions, rather than relying solely on expanding utility rate base in a market where a utility already has a highly developed infrastructure.
     SoCalGas' PBR is in effect through December 31, 2002; however, the CPUC decision allows for the possibility that changes to the PBR mechanism could be adopted in a decision to be issued in SoCalGas' 1999 Biennial Cost Allocation Proceeding, which is anticipated to become effective before year end 1999. Key elements of the SoCalGas PBR include an initial reduction in base rates, an indexing mechanism that limits future rate increases to the inflation rate less a productivity factor, a sharing mechanism with customers if earnings exceed the authorized rate of return on rate base, and rate refunds to customers if service quality deteriorates. Specifically, the key elements of SoCalGas' PBR include the following:

--Earnings up to 25 basis points in excess of the authorized rate of return on rate base are retained 100 percent by shareholders. Earnings that exceed the authorized rate of return on rate base by greater than 25 basis points are shared between customers and shareholders on a sliding scale that begins with 75 percent of the additional earnings being given back to customers and declining to 0 percent as earned returns approach 300 basis points above authorized amounts. There is no sharing if actual earnings fall below the authorized rate of return. In 1999, SoCalGas is authorized to earn a 9.49 percent return on rate base, the same as in 1998.

--Revenue or base margin per customer is indexed based on inflation less an estimated productivity factor of 2.1 percent in the first year (1998), increasing 0.1 percent per year up to 2.5 percent in the fifth year (2002). This factor includes 1 percent to approximate the projected impact of a declining rate base.

--The CPUC decision allows for pricing flexibility for residential and small commercial customers, with any shortfalls in revenue being borne by shareholders and with any increase in revenue shared between shareholders and customers.

     Under SoCalGas' PBR, annual cost of capital proceedings are replaced by an automatic adjustment mechanism if changes in certain indices exceed established tolerances. The mechanism is triggered if the 12-month trailing average of actual market interest rates increases or decreases by more than 150 basis points and is forecasted to continue to vary by at least 150 basis points for the next year. If this occurs, there would be an automatic adjustment of rates for the change in the cost of capital according to a preestablished formula which applies a percentage of the change to various capital components.
     SDG&E continues to participate in a PBR process for base rates for its electric and natural gas distribution business. In conjunction therewith, in December 1998, a Cost of Service settlement agreement among SDG&E, the CPUC's Office of Ratepayers' Advocates (ORA) and the Utility Consumers' Action Network (UCAN) was approved by the CPUC, resulting in an authorized revenue increase of $12 million (an electric-distribution increase of $18 million and a natural gas decrease of $6 million). The electric-distribution increase does not affect rates during the rate freeze and, therefore, reduces the amount available for transition cost recovery. Revised rates were effective January 1, 1999.
     In January 1999, an administrative law judge's proposed decision was issued on SDG&E's distribution PBR application. The proposed decision recommends a revenue-per-customer indexing mechanism (similar to the indexing mechanism in SoCalGas' PBR) rather than the rate-indexing mechanism proposed by SDG&E. In addition, the proposed decision recommends much tighter earnings sharing bands (similar to SoCalGas'). The performance indicators are as adopted in the settlement agreement, including employee safety, electric reliability, customer satisfaction, call-center responsiveness and electric-system maintenance. SDG&E would be authorized to earn or be penalized up to a maximum of $14.5 million annually as a result of its performance in those areas.

Comprehensive Settlement Of Natural Gas Regulatory Issues

In July 1994, the CPUC approved a comprehensive settlement for SoCalGas (Comprehensive Settlement) of a number of regulatory issues, including rate recovery of a significant portion of the restructuring costs associated with certain long-term contracts with suppliers of California-offshore and Canadian natural gas. In the past, the cost of these supplies had been substantially in excess of SoCalGas' average delivered cost for all natural gas supplies. The restructured contracts substantially reduced the ongoing delivered costs of these supplies. The Comprehensive Settlement permits SoCalGas to recover in utility rates approximately 80 percent of the contract-restructuring costs of $391 million and accelerated amortization of related pipeline assets of approximately $140 million, together with interest, incurred prior to January 1, 1999. In addition to the supply issues, the Comprehensive Settlement addressed the following other regulatory issues:

--Noncore Customer Rates. The Comprehensive Settlement changed the procedures for determining noncore rates to be charged by SoCalGas for the five-year period commencing August 1, 1994. These rates are based upon SoCalGas' recorded throughput to these customers for 1991. SoCalGas will bear the full risk of any declines in noncore deliveries from 1991 levels. Any revenue enhancement from deliveries in excess of 1991 levels will be limited by a crediting account mechanism that will require a credit to customers of 87.5 percent of revenues in excess of certain limits. These annual limits above which the credit is applicable increase from $11 million to $19 million over the five-year period from August 1, 1994, through July 31, 1999. SoCalGas' ability to report as earnings the results from revenues in excess of SoCalGas' authorized return from noncore customers due to volume increases has been limited for the five years beginning August 1, 1994, as a result of the Comprehensive Settlement. The 1999 Biennial Cost Allocation Proceeding is intended to adopt measures to replace this aspect of the Comprehensive Settlement when it expires during 1999.

--Gas Cost Incentive Mechanism (GCIM). On April 1, 1994, SoCalGas implemented a new process for evaluating its natural gas purchases, substantially replacing the previous process of reasonableness reviews. Initially a three-year pilot program, in December 1998 the CPUC extended the GCIM program indefinitely. Automatic annual extensions to the program will continue unless the CPUC issues an order stating otherwise.
     GCIM compares SoCalGas' cost of natural gas with a benchmark level, which is the average price of 30-day firm spot supplies in the basins in which SoCalGas purchases the natural gas. The mechanism permits full recovery of all costs within a "tolerance band" above the benchmark price and refunds all savings within a "tolerance band" below the benchmark price. The costs or savings outside the "tolerance band" are shared equally between customers and shareholders.
     The CPUC approved the use of natural gas futures for managing risk associated with the GCIM. SoCalGas enters into natural gas futures contracts in the open market on a limited basis to mitigate risk and better manage natural gas costs.
     In June 1997, SoCalGas requested a shareholder award of $11 million, which was approved by the CPUC in June 1998 and is included in pretax income in 1998. In June 1998, SoCalGas filed its annual GCIM application with the CPUC requesting an award of $2 million for the annual period ended March 31, 1998. This request was approved by the CPUC in December 1998 and is included in pretax income in 1998.

--Attrition Allowances. The Comprehensive Settlement authorized SoCalGas an annual allowance for increases in operating and maintenance expenses. However, no attrition allowance was authorized for 1997 and beyond, based on an agreement reached as part of the PBR application.
     PE and SoCalGas recorded the impact of the Comprehensive Settlement in 1993. Upon giving effect to liabilities previously recognized by the companies, the costs of the Comprehensive Settlement, including the restructuring of natural gas supply contracts, did not result in any future charge to PE's earnings.

Biennial Cost Allocation Proceeding (BCAP)

In the second quarter of 1997, the CPUC issued a decision on SoCalGas' 1996 BCAP filing. In this decision, the CPUC considered SoCalGas' relinquishments of interstate pipeline capacity on both the El Paso and Transwestern pipelines. This resulted in a reduction in the pipeline demand charges allocated to SoCalGas' customers and surcharges allocated to firm capacity holders through pipeline rate-case settlements adopted at the FERC. However, the CPUC and FERC are reviewing the decision.
     In October 1998, SoCalGas and SDG&E filed 1999 BCAP applications requesting that new rates become effective August 1, 1999 and remain in effect through December 31, 2002. The proposed beginning date follows the conclusion of the Comprehensive Settlement (discussed above), and the proposed end date aligns with the expiration of SoCalGas' and SDG&E's PBRs. The applications seek overall decreases in natural gas revenues of $204 million for SoCalGas and $9 million for SDG&E.

Cost of Capital

Under PBR, annual Cost of Capital proceedings were replaced by an automatic adjustment mechanism if changes in certain indices exceed established tolerances. For 1999, SoCalGas is authorized to earn a rate of return on common equity (ROE) of 11.6 percent and a 9.49 percent return on rate base (ROR), the same as in 1998, unless interest-rate changes are large enough to trigger an automatic adjustment as discussed above under "Performance-Based Regulation." For SDG&E, electric-industry restructuring is changing the method of calculating the utility's annual cost of capital. In May 1998, SDG&E filed with the CPUC its unbundled Cost of Capital application for 1999 rates. The application seeks approval to establish new, separate rates of return for SDG&E's electric-distribution and natural gas businesses. The application proposes a 12.00 percent ROE, which would produce an overall ROR of 9.33 percent. The ORA, UCAN and other intervenors have filed testimony recommending significantly lower RORs. The ORA is recommending an electric ROR of 7.68 percent and a gas ROR of 8.01 percent. A CPUC decision is expected during the second quarter of 1999. In 1998, SDG&E's electric and natural gas distribution operations were authorized to earn an ROE of 11.6 percent and an ROR of 9.35 percent, unchanged from 1997. In addition, the authorized rates of return on nuclear and non-nuclear generating assets are 7.14 percent and 6.75 percent, respectively.

Transactions Between Utilities and Affiliated Companies

On December 16, 1997, the CPUC adopted rules, effective January 1, 1998, establishing uniform standards of conduct governing the manner in which IOUs conduct business with their energy-related affiliates. The objective of the affiliate-transaction rules is to ensure that these affiliates do not gain an unfair advantage over other competitors in the marketplace and that utility customers do not subsidize affiliate activities. The rules establish standards relating to non-discrimination, disclosure and information exchange, and separation of activities.
     The CPUC excluded utility-to-utility transactions between SDG&E and SoCalGas from the affiliate-transaction rules in its March 1998 decision approving the business combination of Enova and PE (see Note 1).


15     SEGMENT INFORMATION

The company, primarily an energy-services company, has three separately managed reportable segments comprised of SoCalGas, SDG&E and Sempra Energy Trading (SET). The two utilities operate in essentially separate service territories under separate regulatory frameworks and rate structures set by the CPUC. As described in
Note 1, SDG&E provides electric and natural gas service to San Diego and southern Orange counties. SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California. SET is based in Stamford, Connecticut, and is engaged in the nationwide wholesale trading and marketing of natural gas, power and petroleum. The accounting policies of the segments are the same as those described in Note 2, and segment performance is evaluated by management based on reported net income. Intersegment transactions generally are recorded the same as sales or transactions with third parties. Utility transactions are primarily based on rates set by the CPUC and FERC.

-----------------------------------------------------------------
                                   For the year ended December 31
(Dollars in millions)                   1998     1997     1996
-----------------------------------------------------------------
Operating Revenues:
  Southern California Gas           $2,427     $2,641     $2,422
  San Diego Gas & Electric           2,749      2,167      1,939
  Sempra Energy Trading                110          _          _
  Intersegment revenues                (59)       (55)       (60)
  All other                            254        316        195
                                   ------------------------------
    Total                           $5,481     $5,069     $4,496
                                   ------------------------------
Interest Revenue:
  Southern California Gas               $4        $16         $5
  San Diego Gas & Electric              40          9          7
  Sempra Energy Trading                  3          _          _
  All other interest                     3         21         23
                                   ------------------------------
    Total interest                      50         46         35
  Sundry income (loss)                  (6)        12         (7)
                                   ------------------------------
    Total other income                 $44        $58        $28
                                   ------------------------------
Depreciation and Amortization:
  Southern California Gas             $254       $251       $248
  San Diego Gas & Electric
    (See Note 14)                      603        324        314
  Sempra Energy Trading                 13          _          _
  All other                             59         29         25
                                   ------------------------------
    Total                             $929       $604       $587
                                   ------------------------------
Interest Expense:
  Southern California Gas              $80        $87        $86
  San Diego Gas & Electric             116         86         91
  Sempra Energy Trading                  5          _          _
  All other                              6         33         23
                                   ------------------------------
    Total                             $207       $206       $200
                                   ------------------------------
Income Tax Expense (Benefit):
  Southern California Gas             $128       $178       $148
  San Diego Gas & Electric             142        219        198
  Sempra Energy Trading                 (9)         _          _
  All other                           (123)       (96)       (46)
                                   ------------------------------
    Total                             $138       $301       $300
                                   ------------------------------
Net Income:
  Southern California Gas             $158       $231       $193
  San Diego Gas & Electric             185        232        216
  Sempra Energy Trading                (13)         _          _
  All other                            (36)       (31)        18
                                   ------------------------------
    Total                             $294       $432       $427
                                   ------------------------------

-----------------------------------------------------------------
                                       At December 31, or for
                                        the year then ended
(Dollars in millions)                  1998     1997     1996
-----------------------------------------------------------------
Assets:
  Southern California Gas           $3,834     $4,205     $4,354
  San Diego Gas & Electric           4,257      4,654      4,161
  Sempra Energy Trading              1,225        846          _
  All other                          1,253      1,181      1,257
  Eliminations                        (113)      (130)       (10)
                                   ------------------------------
    Total                          $10,456    $10,756     $9,762
                                   ------------------------------
Capital Expenditures:
  Southern California Gas             $128       $159       $197
  San Diego Gas & Electric             227        197        209
  Sempra Energy Trading                  _          _          _
  All other                             83         41          7
                                   ------------------------------
    Total                             $438       $397       $413
                                   ------------------------------


Geographic Information:
  Long-lived assets:
    United States                   $5,849     $5,904     $6,647
    Latin America                      140         67         50
                                   ------------------------------
      Total                         $5,989     $5,971     $6,697
                                   ------------------------------
Operating Revenues:
    United States                   $5,474     $5,058     $4,488
    Latin America                        7         11          8
                                   ------------------------------
      Total                         $5,481     $5,069     $4,496
-----------------------------------------------------------------


16     SUBSEQUENT EVENT

On February 22, 1999, the company and KN Energy, Inc. (KN Energy) announced that their respective boards of directors approved the company's acquisition of KN Energy, subject to approval by the shareholders of both companies and by various federal and state regulatory agencies. If the transaction is approved, holders of KN Energy common stock will receive 1.115 shares of company common stock or $25 in cash, or some combination thereof, for each share of KN Energy common stock. In the aggregate, the cash portion of the transaction will constitute not more than 30 percent of the total consideration of $1.7 billion. The companies anticipate that the closing will occur in six to eight months. The transaction will be treated as a purchase for accounting purposes.






Sempra Energy
Quarterly Financial Data (unaudited)
                                                                          Quarter ended
                                                     -------------------------------------------------------
                                                       March 31     June 30     September 30     December 31
Dollars in millions except per share amounts
------------------------------------------------------------------------------------------------------------
1998
Revenues and other income                              $  1,350    $  1,335         $  1,398        $  1,442
Operating expenses                                        1,164       1,249            1,192           1,281
                                                       -----------------------------------------------------
Operating income                                       $    186    $     86         $    206        $    161
                                                       -----------------------------------------------------
Net income                                             $     87    $     31         $     91        $     85
Average common shares outstanding (diluted)               236.4       236.9            237.4           237.6
Net income per common share (diluted)                  $   0.37    $   0.13         $   0.38        $   0.36

1997
Revenues and other income                              $  1,301    $  1,130         $  1,251        $  1,445
Operating expenses                                        1,093         878            1,018           1,199
                                                       -----------------------------------------------------
Operating income                                       $    208    $    252         $    233        $    246
                                                       -----------------------------------------------------
Net income                                             $     98    $    112         $    102        $    120
Average common shares outstanding (diluted)               239.2       236.3            236.2           236.6
Net income per common share (diluted)                  $   0.41    $   0.47         $   0.43        $   0.51
------------------------------------------------------------------------------------------------------------




Quarterly Common Stock Data (unaudited)
                                                  1998                                  1997
                                 --------------------------------------------------------------------------
                                   First    Second    Third    Fourth    First    Second    Third    Fourth
                                  Quarter  Quarter   Quarter  Quarter   Quarter  Quarter   Quarter  Quarter
-----------------------------------------------------------------------------------------------------------
Market price
    High                             *        *       28       29 5/16      *        *        *       *
    Low                              *        *       23 3/4   24 9/16      *        *        *       *
Dividends declared(1)               $0.32    $0.46   $0.39    $0.39        $0.31    $0.45    $0.19   $0.32
-----------------------------------------------------------------------------------------------------------


*Not presented as the formation of Sempra Energy was not completed until June 26, 1998.

(1) Prior to the formation of Sempra Energy on June 26, 1998, dividends declared represents the sum of dividends declared by Pacific Enterprises and Enova Corporation, divided by the sum of the combining companies' shares after the conversion of PE's shares into Sempra Energy shares as described in Note 1 to the notes to Consolidated Financial Statements.
