Form 10-K, Exhibit 13
period 2000-12-31
SEMPRA ENERGY
filed 2001-03-13
CIK 1032208

EXHIBIT 13.01
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This section includes management's discussion and analysis of operating results from 1998 through 2000, and provides information about the capital resources, liquidity and financial performance of Sempra Energy and its subsidiaries (together referred to as "the company"). This section also focuses on the major factors expected to influence future operating results and discusses investment and financing plans. It should be read in conjunction with the consolidated financial statements included in this Annual Report.

The company is a California-based Fortune 500 energy services company whose principal subsidiaries are San Diego Gas & Electric (SDG&E), which provides electric and natural gas service in San Diego County and southern Orange County, and Southern California Gas Company (SoCalGas), the nation's largest natural gas distribution utility, serving 5 million meters throughout most of Southern California and part of central California. Together, the two utilities serve approximately 7 million meters. In addition, Sempra Energy owns and operates other regulated and unregulated subsidiaries. Sempra Energy Trading (SET) is engaged in the wholesale trading and marketing of natural gas, power and petroleum. Sempra Energy International (SEI) develops, operates and invests in energy-infrastructure systems and power-generation facilities outside the United States. Sempra Energy Resources (SER) develops power plants and natural gas storage, production and transportation facilities within the United States. Sempra Energy Financial (SEF) invests in limited partnerships, which own 1,300 affordable-housing properties throughout the United States. Through other subsidiaries, the company owns and operates centralized heating and cooling for large building complexes, and is involved in domestic energy-utility operations and other energy-related products and services.

The uncertainties shaping California's electric industry and business environment significantly affect the company's operations. A flawed electric-industry restructuring plan, electricity supply/demand imbalances, and legislative and regulatory responses, including a temporary rate ceiling on the cost of electricity that SDG&E can pass on to its small-usage customers on a current basis, have materially and adversely affected the timing of revenue collections by SDG&E and related cash flows. These, together with concerns with California utility regulation generally and increased electricity cost undercollections, have significantly impaired the company's access to the capital markets and ability to obtain financing on commercially reasonable terms. In addition, supply/demand imbalances are affecting the price of natural gas in California more than in the rest of the country because of California's dependence on natural gas fired electric generation due to air-quality considerations. These recent developments are continuing to change rapidly. Information as of March 7, 2001, the date this report was prepared, is found herein, primarily under "California Utility Operations" and "Factors Influencing Future Performance" and in Note 14 of the notes to Consolidated Financial Statements.

BUSINESS-COMBINATION COSTS

Sempra Energy was formed to serve as a holding company for Pacific Enterprises (PE), the parent corporation of SoCalGas, and Enova Corporation (Enova), the parent corporation of SDG&E, in connection with a business combination that became effective on June 26, 1998 (the PE/Enova business combination). In connection with the PE/Enova business combination, the holders of common stock of PE and Enova became the holders of the company's common stock. The preferred stock of PE remained outstanding. The combination was a tax-free transaction. Expenses incurred in connection with the PE/Enova business combination were $70 million, aftertax, for the year ended December 31, 1998. No significant expenses were incurred subsequently.

On February 22, 1999, the company and KN Energy, Inc. (KN) announced that their respective boards of directors had approved the company's acquisition of KN. On June 21, 1999, the company terminated its agreement to acquire KN. Expenses incurred in connection with the KN transaction were $11 million, aftertax, all in the year ended December 31, 1999.

In January 1998, PE and Enova jointly acquired CES/Way International, Inc. (CES/Way), which was subsequently renamed Sempra Energy Services. Expenses incurred in connection with the CES/Way acquisition were $15 million, aftertax, all in the year ended December 31, 1998.

The costs of the transactions discussed above and similar, smaller transactions consist primarily of employee-related costs, and investment banking, legal, regulatory and consulting fees. See Note 1 of the notes to Consolidated Financial Statements for additional information.

CAPITAL RESOURCES AND LIQUIDITY

The company's California utility operations have historically been a major source of liquidity. However, higher electric-commodity prices and the inability of SDG&E to bill its small-usage customers on a current basis for the full purchase cost of electricity due to legislative actions, have resulted in a significant decrease in cash flow available from SDG&E's operating activities in 2000. SDG&E had incurred costs in excess of amounts which it can bill its customers on a current basis, or "undercollected costs," of $447 million at December 31, 2000, and $605 million at January 31, 2001. California recently enacted legislation authorizing the California Department of Water Resources (DWR) to purchase electricity for resale to all California investor-owned utility retail end-use customers (including customers of SDG&E), that is intended to halt or substantially slow the growth of cost undercollections by SDG&E and other California Investor-Owned Utilities (IOUs). Consequently, SDG&E believes that its continued accumulation of undercollected costs will depend primarily upon the effects of this legislation and other legislative and regulatory developments. For additional discussion, see "California Utility Operations" herein and Note 14 of the notes to Consolidated Financial Statements.

Additional working capital and other requirements for the California utilities are met primarily through the issuance of long-term debt. Cash requirements at the utilities primarily consist of capital expenditures for utility plant. The company's nonutility cash requirements include additional investments in SET, SEI, SER and other ventures. These requirements are met through the issuance of short-term and long-term debt by the company or its subsidiaries, as well as from cash flow generated from growing nonutility operations. Due to the factors described herein and in Note 14 of the notes to Consolidated Financial Statements regarding high electricity costs, and the company's inability to bill its small-usage customers on a current basis for the full cost of electricity purchases, management is unable to determine whether the sources of funding described above are sufficient to provide for all of the capital expenditures it otherwise would intend to make, after funding its basic liquidity needs, as described below.

Continued purchases by the DWR for resale to SDG&E's customers of substantially all of the electricity that would otherwise be purchased by SDG&E (as further discussed under "California Utility Operations" herein) or dramatic decreases in wholesale electricity prices, favorable action by the CPUC on SDG&E's electric rate surcharge application discussed below and SDG&E's access to the capital markets are required to manage and finance SDG&E's cost undercollections and provide adequate liquidity.

Other company subsidiaries have significant receivables from the other IOUs and from the California Power Exchange (PX) and the Independent System Operator (ISO), which are described under "California Utility Operations." The collection of these receivables may depend on satisfactory resolution of the financial difficulties being experienced by those IOUs as a result of the California electric industry problem discussed above. In addition, the company's ability to fund its subsidiaries' capital expenditure program and liquidity requirements is significantly affected by the company's credit ratings and related ability to obtain financing on commercially reasonable terms.

CASH FLOWS FROM OPERATING ACTIVITIES

The decrease in cash flows from operating activities in 2000 was primarily due to increased net trading assets, SDG&E's refunds to customers for surplus rate-reduction-bond proceeds, SDG&E's cost undercollections related to high electric-commodity prices and energy charges in excess of the 6.5 cents/kWh ceiling in accordance with AB 265 (see "California Utility Operations" below and Note 14 of the notes to Consolidated Financial Statements) and increased accounts receivable. These factors were partially offset by higher overcollected regulatory balancing accounts at SoCalGas, increased accounts payable and lower income tax payments. The increases in accounts receivable and accounts payable were primarily due to higher sales volumes and higher prices for natural gas and purchased power.

The decrease in cash flows from operating activities in 1999 was primarily due to the completion of the recovery of SDG&E's stranded costs in 1999 and to reduced revenues (both the result of the sale of SDG&E's fossil power plants and combustion turbines in the second quarter of 1999) and a return to ratepayers of the previously overcollected regulatory balancing accounts of SoCalGas. This decrease was partially offset by the absence of business-combination expenses and lower income tax payments in 1999. See additional discussion on the sale of the power plants in Note 14 of the notes to Consolidated Financial Statements.

CASH FLOWS FROM INVESTING ACTIVITIES

For 2000, cash flows from investing activities included capital expenditures for utility plant and investments in South America.

For 1999, cash flows from investing activities included proceeds from the sale of SDG&E's two fossil power plants and combustion turbines. The South Bay Power Plant was sold to the San Diego Unified Port District for $110 million. The Encina Power Plant and 17 combustion-turbine generators were sold to Dynegy, Inc. and NRG Energy, Inc. for $356 million.

Capital Expenditures

Capital expenditures were $170 million higher in 2000 compared to 1999 due to investments in gas distribution facilities in the eastern
United States, Canada and Mexico, expenditures for gas turbines, and improvements to SDG&E's electric distribution system and to the California utilities' gas systems.

Capital expenditures were $151 million higher in 1999 compared with 1998 due to investments in gas distribution facilities in Mexico, a gas system expansion at SDG&E and improvements to SDG&E's electric distribution system.

Capital expenditures in 2001 are expected to be comparable to those of 2000. They will include, among other things, capital expenditures for new power plant construction by SER and utility plant improvements. Capital expenditures for power plant construction are intended to be financed by debt issuances. The California utilities' capital expenditures are intended to be financed primarily by operations and debt issuances. SDG&E's capital expenditures are dependent on SDG&E's ability to recover its electricity costs, including the balancing account undercollections referred to above.

SER plans expenditures of up to $1.9 billion over the next five years related to new power plant construction.

Investments

During the three years ended December 31, 2000, the company made various investments and entered into several joint ventures. These include, among others, SEI's additional investment in two Argentinean natural gas utility holding companies (Sodigas Pampeana S.A. and Sodigas Sur S.A.) of $147 million in October 2000. In August 2000, Sempra Energy Solutions (SES) purchased Connectiv Thermal Systems' 50-percent interests in both Atlantic-Pacific Las Vegas and Atlantic-Pacific Glendale for $40 million, thereby acquiring full ownership of these companies. In September 2000, the company acquired a majority interest in Atlantic Electric and Gas in the United Kingdom for $8 million and, in July 1998, purchased a subsidiary of Consolidated Natural Gas for $36 million.

In June 1999, SEI and PSEG Global (PSEG) jointly purchased 90 percent of Chilquinta Energia S.A. (Energia) at a total cost of $840 million. With the January 2000 joint purchase of an additional 9.75 percent, the companies jointly and equally hold 99.98 percent of Energia. In September 1999, the company and PSEG completed their acquisition of
47.5 percent of Luz del Sur S.A.A. SEI's share of the transaction was $108 million. This acquisition, combined with the interest already owned through Energia, increased the companies' total joint and equal ownership to 84.5 percent of Luz del Sur S.A.A.

Sempra Energy's level of investments in the next few years may vary substantially and will depend on the availability of financing and business opportunities that are expected to provide desirable rates of return.

See further discussion of international operations in "International Operations" below and further discussion of investing activities in
Note 3 of the notes to Consolidated Financial Statements.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash was provided by financing activities in 2000 compared to being used in 1999, due to the issuance of long-term and short-term debt in 2000 (excluding that related to the repurchase of common stock), and lower common stock dividends.

Net cash used in financing activities decreased in 1999 from 1998 levels primarily due to lower long-term and short-term debt repayments, greater long-term and short-term debt issuances and the repurchase of preferred stock in 1998.

Long-Term and Short-Term Debt

In 2000, the company issued $500 million of long-term notes and $200 million of mandatorily redeemable trust preferred securities to finance the repurchase of 36.1 million shares of its outstanding common stock. The company issued an additional $300 million of long-term notes during 2000 to reduce short-term debt. The increase in short-term debt primarily represents borrowings through Sempra Energy Global Enterprises (Global), a holding company for many of the company's subsidiaries, to finance the construction of gas distribution systems by SEI; and borrowings by SET to finance increased trading activities. Repayments on long-term debt in 2000 included $10 million of first-mortgage bonds, $65 million of rate-reduction bonds and $51 million of unsecured debt. In addition, during December 2000, $60 million of variable-rate industrial development bonds were put back by the holders and subsequently remarketed in February 2001 at a 7.0 percent fixed interest rate. Between January 24 and February 5, 2001, the company drew down substantially all ($1.3 billion) of its available credit facilities.

In 1999, repayments on long-term debt included $28 million of first-mortgage bonds, $66 million of rate-reduction bonds and $82 million of unsecured notes. The long-term debt issued in 1999 related primarily to the purchase of Energia. See additional discussion in Note 3 of the notes to Consolidated Financial Statements. The increase in short-term debt primarily represents borrowing through Global to finance a portion of SEI's acquisitions.

In 1998, cash was used for the repayment of $247 million of first-mortgage bonds and $66 million of rate-reduction bonds. Short-term debt repayments included repayment of $94 million of debt issued to finance SoCalGas' Comprehensive Settlement as discussed in Note 14 of the notes to Consolidated Financial Statements.

Stock Purchases and Redemptions

As noted above, the company repurchased 36.1 million shares of its common stock at a price of $20.00 per share in 2000. In March 2000, the company's board of directors authorized the optional expenditure of up to $100 million to repurchase additional shares of common stock from time to time in the open market or in privately negotiated transactions. Through December 31, 2000, the company acquired 162,000 shares under this authorization (all in July 2000). In 1998 the company repurchased $1 million of common stock. There were no common stock repurchases in 1999.

On February 2, 1998, SoCalGas redeemed all outstanding shares of its 7.75% Series Preferred Stock at a cost of $25.09 per share, or $75 million including accrued dividends.

Dividends

Dividends paid on common stock amounted to $244 million in 2000, compared to $368 million in 1999 and $325 million in 1998. The decrease in 2000 is due to a reduction in the quarterly dividend to $0.25 per share ($1.00 annualized rate) from its previous level of $0.39 per share ($1.56 annualized rate) and the previously mentioned stock repurchase. The increase in 1999 was the result of the company's paying dividends on its common stock at the rate previously paid by Enova, which, on an equivalent-share basis, is higher than the rate previously paid by PE.

The payment of future dividends and the amount thereof are within the discretion of the company's board of directors. The California Public Utilities Commission's (CPUC) regulation of the California utilities' capital structure limits to $924 million the portion of the company's December 31, 2000, retained earnings that is available for dividends.

Capitalization

Total capitalization at December 31, 2000, was $7.1 billion. The debt-to-capitalization ratio was 59 percent at December 31, 2000.
Significant changes in capitalization during 2000 include the increase in long-term debt and the issuance of mandatorily redeemable trust preferred securities to repurchase common stock.

Cash and Cash Equivalents

Cash and cash equivalents were $637 million at December 31, 2000. This cash is available for investment in domestic and international projects consistent with the company's strategic direction, the retirement of debt, the repurchase of common stock, the payment of dividends and other corporate purposes. However, as discussed above, funds available for these purposes may be limited by SDG&E's ability to recover from its customers on a current basis the full amount of the high electricity prices.

If the impacts of the high electricity costs on a current basis and the company's inability to bill customers for these costs are favorably resolved, the company anticipates that operating cash required in 2001 for common stock dividends and debt payments will be provided by cash generated from operating activities and existing cash balances. Cash required for capital expenditures will be provided by cash generated both from operating activities and from long-term and short-term debt issuances.

In addition to cash generated from ongoing operations, the company has credit agreements that permit short-term borrowings of up to $2.2 billion, of which $566 million is outstanding at December 31, 2000, and/or support its commercial paper. These agreements expire at various dates through 2002. Because of the ramifications of the high electric costs (as discussed in Notes 4 and 14 of the notes to Consolidated Financial Statements), between January 24 and February 5, 2001, the company drew down substantially all ($1.3 billion) of its available credit facilities.

In December 2000, Sempra Energy and certain affiliates filed shelf registrations for public offerings of up to $2.3 billion of certain securities guaranteed by Sempra Energy. As yet, no debt securities have been issued under these registration statements. For additional information see Notes 5 and 14 of the notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

Seasonality

SDG&E's electric sales volume generally is higher in the summer due to air-conditioning demands. Both California utilities' natural gas sales volumes generally are higher in the winter due to heating demands, although that difference is lessening as the use of natural gas to fuel electric generation increases. Sales volumes of the company's South American affiliates are also affected by seasonality, but the timing of its increases and decreases is opposite of those in California since the seasons are reversed in the Southern Hemisphere.

2000 Compared to 1999

Net income for 2000 increased to $429 million, or $2.06 per share of common stock, from $394 million, or $1.66 per share of common stock, in 1999.

The $35 million increase in net income was primarily due to higher earnings achieved by SET and, to a lesser extent, SEI and SER. This increase was partially offset by lower income generated from the California utility operations and higher interest expense. The lower income at the California utilities resulted primarily from the $50 million pretax write off described in Note 14 of the notes to Consolidated Financial Statements. See additional discussion in "California Utility Operations," "International Operations," "Trading Operations" and "Other Operations" below.

For the fourth quarter of 2000, net income was $95 million, or $0.47 per share of common stock, compared with $105 million, or $0.44 per share of common stock, for the fourth quarter of 1999. The decrease in earnings was primarily attributable to increased interest costs and income taxes, partially offset by higher earnings from the company's trading and generation operations. The increase in earnings per share was due to the decrease in weighted average shares for the fourth quarter of 2000 in comparison to the corresponding period in 1999, partially offset by the lower net income.

In 2000, book value per share decreased to $12.35 from $12.58 in 1999, due to the repurchase of 36.1 million shares of common stock in February 2000, at a price higher than book value.

1999 Compared to 1998

Net income for 1999 increased to $394 million, or $1.66 per share of common stock, from $294 million, or $1.24 per share of common stock, in 1998.

The increase was primarily attributable to higher net income at the California utilities as a result of the business-combination costs in 1998, and increased earnings from SET and, to a lesser extent, from SEF and SER.

In 1999, book value per share increased to $12.58 from $12.29 in 1998, primarily due to the settlement of quasi-reorganization issues. See additional discussion in Note 2 of the notes to Consolidated Financial Statements.

CALIFORNIA UTILITY OPERATIONS

To understand the operations and financial results of SoCalGas and SDG&E, it is important to understand the ratemaking procedures that they follow.

SoCalGas and SDG&E are regulated by the CPUC. It is the responsibility of the CPUC to determine that utilities operate in the best interests of their customers and have the opportunity to earn a reasonable return on investment. In 1996, California enacted legislation restructuring California's investor-owned electric utility industry. The legislation and related decisions of the CPUC were intended to stimulate competition and reduce electric rates. The PX served as a wholesale power pool and the ISO scheduled power transactions and access to the transmission system.

A flawed electric-industry restructuring plan, electricity supply/demand imbalances, and legislative and regulatory responses, including the rate ceiling as described in "Factors Influencing Future Performance" below, have materially and adversely affected the timing of revenue collections by the company and related cash flows. Additional legislation passed in early 2001, as well as future legislation and regulatory actions concerning California's energy crisis, could have a significant impact on SDG&E's future operations, liquidity and financial results.

The natural gas industry experienced an initial phase of restructuring during the 1980s by deregulating natural gas sales to noncore customers. The CPUC currently is studying the issue of restructuring for sales to core customers and, as mentioned above, supply/demand imbalances are affecting the price of natural gas in California more than in the rest of the country because of California's dependence on natural gas fired electric generation due to air-quality considerations.

In connection with restructuring of the electric and natural gas industries, SDG&E and SoCalGas received approval from the CPUC for Performance-Based Ratemaking (PBR). Under PBR, income potential is tied to achieving or exceeding specific performance and productivity measures, rather than to expanding utility plant in a market where a utility already has a highly developed infrastructure.

See additional discussion of these situations under "Factors
Influencing Future Performance" and in Note 14 of the notes to Consolidated Financial Statements.

The tables below summarize the California utilities' natural gas and electric volumes and revenues by customer class for the years ended December 31, 2000, 1999 and 1998.


GAS SALES, TRANSPORTATION & EXCHANGE
(Dollars in millions,
volumes in billion cubic feet)

                                    Transportation
                   Gas Sales          & Exchange             Total
             Throughput Revenue  Throughput Revenue  Throughput Revenue
-----------------------------------------------------------------------
2000:
 Residential       284   $2,446           3    $13         287   $2,459
 Commercial and
   industrial      107      760         339    225         446      985
 Utility electric
   generation       -        -          373    130         373      130
 Wholesale          -        -           25     18          25       18
                   ----------------------------------------------------
                   391   $3,206         740   $386       1,131    3,592
Balancing accounts
  and other	     	                                                 (287)
   Total                                                         $3,305
-----------------------------------------------------------------------
1999:
 Residential       313   $2,091           3   $ 10         316   $2,101
 Commercial and
  industrial       105      560         324    243         429      803
 Utility electric
  generation        18        7*        218     83         236       90
 Wholesale          -        -           23     11          23       11
                   ----------------------------------------------------
                   436   $2,658         568   $347       1,004    3,005
 Balancing accounts
  and other                                                         (94)
   Total                                                         $2,911
-----------------------------------------------------------------------
1998:
 Residential       304   $2,234           3   $ 11         307   $2,245
 Commercial and
  industrial       102      571         329    277         431      848
 Utility electric
  generation        57        9*        139     66         196       75
 Wholesale           -        -          28      7          28        7
                   ----------------------------------------------------
                   463   $2,814         499   $361         962    3,175
 Balancing accounts
  and other                                                        (423)
                                                                 ------
   Total                                                         $2,752
-----------------------------------------------------------------------
*This consists of the interdepartmental margin on SDG&E's sales to its power plants prior to their sale in 1999.



ELECTRIC SALES
(Dollars in millions, volumes in million kWhs)

                          2000              1999              1998
                    Volumes  Revenue  Volumes  Revenue  Volumes  Revenue
------------------------------------------------------------------------
Residential           6,304    $ 730    6,327    $ 663    6,282    $ 637
Commercial            6,123      747    6,284      592    6,821      643
Industrial            2,614      310    2,034      154    3,097      233
Direct access         3,308       99    3,212      118      964       44
Street and highway
 lighting                74        7       73        7       85        8
Off-system sales        899       59      383       10      706       15
                     ---------------------------------------------------
                     19,322    1,952   18,313    1,544   17,955    1,580
                     ---------------------------------------------------
Balancing accounts
  and other                      232               274               285
                     ---------------------------------------------------
  Total              19,322   $2,184   18,313   $1,818   17,955   $1,865
------------------------------------------------------------------------


2000 Compared to 1999

Natural gas revenues increased from $2.9 billion in 1999 to $3.3 billion in 2000, primarily due to higher prices for natural gas in 2000 (see discussion of balancing accounts in Note 2 of the notes to Consolidated Financial Statements) and higher utility electric generation (UEG) revenues. The increase in UEG revenues was due to higher demand for electricity in 2000 and the sale of SDG&E's fossil fuel generating plants in the second quarter of 1999. Prior to the plant sale, SDG&E's natural gas revenues from these plants consisted of the margin from the sales. Subsequent to the plant sale, SDG&E gas revenues consist of the price of the natural gas transportation service since the sales now are to unrelated parties. In addition, the generating plants receiving gas transportation from the California utilities are operating at higher capacities than previously, as discussed below.

Electric revenues increased from $1.8 billion in 1999 to $2.2 billion in 2000. The increase was primarily due to higher sales to industrial customers and the effect of higher electric commodity costs, partially offset by the $50 million pretax charge at SDG&E for a potential regulatory disallowance related to the acquisition of wholesale power in the deregulated California market, and the decrease in base electric rates (the noncommodity portion) from the completion of stranded cost recovery. For 2000, SDG&E's electric revenues included an undercollection of $447 million as a result of the 6.5-cent rate cap. In January 2001, SDG&E filed with the CPUC for a temporary electric surcharge to reduce the growing undercollection of electric commodity costs. SDG&E is unable to predict the amount, if any, of the request that the CPUC would grant, or when it would issue a decision. The CPUC has deferred this proceeding pending resolution of the broader issues related to the state-wide high costs. Additional information concerning electric rates is described in "Factors Influencing Future Performance" below and in Note 14 of the notes to Consolidated Financial Statements.

The cost of natural gas distributed increased from $1.2 billion in 1999 to $1.6 billion in 2000. The increase was largely due to higher prices for natural gas. Prices for natural gas have increased due to the increased use of natural gas to fuel electric generation, colder winter weather, and population growth in California. Under the current regulatory framework, changes in core-market natural gas prices do not affect net income, since the actual commodity cost of natural gas for core customers is included in customer rates on a substantially current basis.

The cost of electric fuel and purchased power increased from $0.5 billion in 1999 to $1.3 billion in 2000. The increase was primarily due to the higher cost of electricity from the PX that has resulted from higher demand for electricity and the shortage of power plants in California, higher prices for natural gas used to generate electricity (as described above), the sale of SDG&E's fossil fuel generating plants and warmer weather in California. Additional information concerning the recent supply/demand conditions is provided in Note 14 of the notes to Consolidated Financial Statements. Under the current regulatory framework, changes in on-system prices normally do not affect net income. See the discussions of balancing accounts and electric revenues in Note 2 of the notes to Consolidated Financial Statements.

PX/ISO power revenues have been netted against purchased-power expense. In September 2000, as a result of high electricity costs the CPUC authorized SDG&E to purchase up to 1,900 megawatts of power directly from third-party suppliers under both short-term contracts and long-term contracts. Subsequent to December 31, 2000, the state of California authorized the DWR to purchase all of SDG&E's power requirements not covered by its own generation or by existing contracts. These and related events are discussed more fully in Note 14 of the notes to Consolidated Financial Statements.

Depreciation and amortization expense decreased from $0.8 billion in 1999 to $0.5 billion in 2000 and operating expenses decreased from $1.2 billion in 1999 to $1.1 billion in 2000. The decreases were primarily due to the 1999 sale of SDG&E's fossil fuel generating plants.

1999 Compared to 1998

Natural gas revenues increased from $2.8 billion in 1998 to $2.9 billion in 1999. The increase was primarily due to lower overcollections in 1999 and higher UEG revenues, partially offset by a decrease in residential, commercial and industrial revenues. The increase in UEG revenues was primarily due to the sale of SDG&E's fossil fuel generating plants in the second quarter of 1999, as explained above.

Electric revenues decreased from $1.9 billion in 1998 to $1.8 billion in 1999. The decrease was primarily due to a temporary decrease in base electric rates following the completion of SDG&E's stranded cost recovery as noted above and as more fully described in Note 14 of the notes to Consolidated Financial Statements.

The company's cost of natural gas distributed increased from $1.0 billion in 1998 to $1.2 billion in 1999. The increase was largely due to an increase in the average price of natural gas purchased.

Depreciation and amortization expense decreased from $0.9 billion in 1998 to $0.8 billion in 1999. The decrease was primarily due to the mid-1999 completion of the accelerated recovery of generation assets.

Operating expenses decreased from $1.3 billion in 1998 to $1.2 billion in 1999. The decrease was primarily due to the $117 million of business-combination costs in 1998.

TRADING OPERATIONS

SET, a leading natural gas, petroleum and power marketing firm headquartered in Stamford, Connecticut, was acquired on December 31, 1997. In addition to the transactions described below in "Market Risk," SET also enters into long-term structured transactions, such as the one supporting the SEI agreement referred to below in "International Operations." For the year ended December 31, 2000, SET recorded net income of $155 million compared to net income of $19 million in 1999. The increase in net income in 2000 compared to 1999 was primarily due to increased volatility in the U.S. natural gas and electric power markets, and higher trading volumes. In addition, European crude oil contributed significantly to SET's 2000 earnings. In 1998, a net loss of $13 million was recorded. The improvement in net income in 1999 compared to 1998 is due to greater penetration of all customer segments, resulting in higher volumes traded.

INTERNATIONAL OPERATIONS

SEI was formed in June 1998 to develop, operate and invest in energy-infrastructure systems and power-generation facilities outside the United States. SEI now has interests in natural gas and/or electric transmission and distribution projects in Argentina, Canada, Chile, Mexico, Peru and Uruguay, and is pursuing other projects in Latin America.

In February 2001, SEI announced plans to construct a $350 million, 600-megawatt power plant near Mexicali, Mexico. Construction of the project, named Termoelectrica de Mexicali, is expected to begin in mid-2001, with completion anticipated by mid-2003.

As noted above in "Investments," SEI increased its investment in Sodigas Pampeana S.A. and Sodigas Sur S.A. in 2000 and 1998. These natural gas distribution companies serve 1.3 million customers in central and southern Argentina, respectively, and have a combined sendout of 650 million cubic feet per day. See further discussion at
Note 3 of the notes to Consolidated Financial Statements.

In June 2000, SEI, PG&E Corporation and Proxima Gas S.A de C.V. announced an agreement to construct a $230 million, 215-mile natural gas pipeline which will extend from Arizona to the Rosarito Pipeline south of Tijuana. The pipeline will have the capacity to transport 500 million cubic feet per day of natural gas. Construction of the pipeline is anticipated to begin in early 2002. Agreements have been signed for more than half of the capacity on the pipeline, with natural gas expected to begin flowing by September 2002.

As previously discussed, during 1999 and 2000 SEI and PSEG jointly purchased Energia and 84.5 percent of Luz del Sur S.A.A. See Note 3 of the Notes to Consolidated Financial Statements for a discussion of the acquisitions of Energia and Luz del Sur S.A.A.

In December 1999, Sempra Atlantic Gas (SAG), a subsidiary of SEI, was awarded a 25-year franchise by the provincial government of Nova Scotia to build and operate a natural gas distribution system in Nova Scotia. SAG has invested $23 million and plans to invest $700 million to $800 million over the next seven years to build the system, which will make natural gas available to 78 percent of the 350,000 households in Nova Scotia. Construction of the system began in the fourth quarter of 2000, with delivery of natural gas expected to begin in the second quarter of 2001.

SEI owns 60 percent of Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. (DGN-Mexicali), that holds the first license awarded to a private company to build and operate a natural gas distribution system in Mexico. It plans to invest up to $25 million to provide service to 25,000 customers during the first five years of operation.

SEI owns 95 percent of Distribuidora de Gas Natural de Chihuahua, S. de R.L. de C.V. (DGN-Chihuahua), which distributes natural gas to the city of Chihuahua, Mexico and surrounding areas. On July 9, 1997, SEI's predecessor acquired ownership of a 16-mile transmission pipeline serving 20 industrial customers. SEI plans to invest nearly $50 million to provide service to 50,000 customers in the first five years of operation.

In May 1999, SEI was awarded a 30-year license to build and operate a natural gas distribution system in the La Laguna-Durango zone in north-central Mexico. SEI plans to invest over $40 million in the project during the first five years of operation.

In August 1998, SEI was awarded a 10-year agreement by the Mexican Federal Electric Commission to provide a complete energy-supply package for a power plant in Rosarito, Baja California through a joint venture. As noted above, SET acted as the trading company for the supply of natural gas. The contract includes provisions for delivery of up to 300 million cubic feet per day of natural gas, the related transportation services in the U.S., and construction of a 23-mile pipeline from the U.S.-Mexico border to the plant. Construction of the pipeline was completed in mid-2000 at a cost of $38 million, and SEI began supplying gas to the Rosarito Power Plant in July 2000. The pipeline will also serve as a link for a natural gas distribution system in Tijuana, Baja California, between San Diego and Rosarito.

Net income for international operations in 2000 was $33 million compared to net income of $2 million and a net loss of $4 million for 1999 and 1998, respectively. The increase in net income for 2000 was primarily due to the first full year of results from Luz del Sur S.A.A. and Energia, and improved operating results at Sodigas Pampeana S.A. and Sodigas Sur S.A. The increase in net income for 1999 was primarily due to income from Energia, and lower operating costs and increased sales (as a result of colder weather) in Argentina.

OTHER OPERATIONS

SER develops power plants for the competitive market, as well as owning natural gas storage, production and transportation assets. SER is planning to develop 5,000 to 10,000 megawatts of generation within the next decade in the Southwest, the Northeast, the Gulf States and the Midwest. SER is a 50-percent partner in El Dorado Energy, a 500-megawatt power plant located near Las Vegas, Nevada, which began commercial operation in 2000. SER recorded net income of $33 million, $5 million and $8 million in 2000, 1999 and 1998, respectively. The increase in net income for 2000 is primarily due to earnings from the El Dorado power plant.

SEF invests as a limited partner in affordable-housing properties and alternative-fuel projects. SEF's portfolio includes 1,300 properties throughout the United States. These investments are expected to provide income tax benefits (primarily from income tax credits) over 10-year periods. SEF recorded net income of $28 million in both 2000 and 1999, and $20 million in 1998. SEF's future investment policy is dependent on the company's future income tax position.

SES provides integrated energy-related products and services to commercial, industrial, government, institutional and consumer markets. SES recorded net losses of $23 million, $11 million and $24 million in 2000, 1999 and 1998, respectively. These losses are primarily attributable to ongoing start-up costs.

OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES

Other Income

Other income, which primarily consists of interest income from short-term investments, equity earnings from unconsolidated subsidiaries and interest on regulatory balancing accounts, increased to $106 million in 2000 from $50 million in 1999. The increase was primarily due to improved equity earnings from unconsolidated subsidiaries of SER and SEI, and higher balancing-account interest. Other income increased in 1999 to $50 million from $15 million in 1998, primarily due to increased equity earnings from SEI's unconsolidated subsidiaries.

Interest Expense

Interest expense for 2000 increased to $286 million in 2000 from $229 million in 1999. The increase was primarily due to interest expense incurred on long-term debt issued in connection with the company's common stock repurchase, as described in Notes 5 and 12 of the notes to the Consolidated Financial Statements, and on short-term commercial paper borrowings made in 2000. Interest expense for 1999 increased to $229 million from $197 million in 1998. This increase was primarily due to interest expense on the excess rate-reduction bond liability, as discussed in "Factors Influencing Future Performance" below.

Income Taxes

Income tax expense was $270 million, $179 million and $138 million for 2000, 1999 and 1998, respectively. The effective income tax rates were
38.6 percent, 31.2 percent and 31.9 percent for the same years. The increase in income tax expense for 2000 compared to 1999 was due to the increase in income before taxes combined with lower charitable contributions. (During 1999 SDG&E made a charitable contribution to the San Diego Unified Port District in connection with the sale of the South Bay generating plant.) The increase in income tax expense for 1999 compared to 1998 was due to the increase in income before taxes, partially offset by the charitable contribution to the San Diego Unified Port District. The effective income tax rates for 1998 and 1999 are not significantly different because the effect of leasing and other activities in 1998 was comparable to that of the 1999 charitable contribution.

FACTORS INFLUENCING FUTURE PERFORMANCE

Base results of the company in the near future will depend primarily on the results of the California utilities, while earnings growth and volatility will depend primarily on changes in the utility industry and activities at SEI, SET, SER and other businesses. The factors influencing future performance are summarized below.

Electric Industry Restructuring and Electric Rates

In 1996, California enacted legislation restructuring California's investor-owned electric utility industry. The legislation and related decisions of the CPUC were intended to stimulate competition and reduce electric rates. During the transition period, utilities were allowed to charge frozen rates that were designed to be above current costs by amounts assumed to provide a reasonable opportunity to recover the above-market "stranded" costs of investments in electric-generating assets. The rate freeze was to end for each utility when it completed recovery of its stranded costs, but no later than March 31, 2002. SDG&E completed recovery of its stranded costs in June 1999 and, with its rates no longer frozen, SDG&E's overall rates were initially lower, but became subject to fluctuation with the actual cost of electricity purchases.

A number of factors, including supply/demand imbalances, resulted in abnormally high electric-commodity costs beginning in mid-2000 and continuing into 2001. During the second half of 2000, the average electric-commodity cost was 15.51 cents/kWh (compared to 4.15 cents/kWh in the second half of 1999). This caused SDG&E's monthly customer bills to be substantially higher than normal. In response, legislation enacted in September 2000 imposed a ceiling of 6.5 cents/kWh on the cost of electricity that SDG&E may pass on to its small-usage customers on a current basis. Customers covered under the commodity rate ceiling generally include residential, small-commercial and lighting customers. The ceiling, which was retroactive to June 1, 2000, extends through December 31, 2002 (December 31, 2003 if deemed by the CPUC to be in the public interest). As a result of the ceiling, SDG&E is not able to pass through to its small-usage customers on a current basis the full purchase cost of electricity that it provides. The legislation provides for the future recovery of undercollections in a manner (not specified in the decision) intended to make SDG&E whole for the reasonable and prudent costs of procuring electricity. In the meantime, the amount paid for electricity in excess of the ceiling (the undercollected costs) is accumulated in an interest-bearing balancing account. The undercollection, included in Regulatory Assets on the Consolidated Balance Sheets, was $447 million at December 31, 2000, and $605 million at January 31, 2001, and is expected to increase to $700 million in March 2001, and remain constant thereafter, except for interest, if the DWR continues to purchase SDG&E's power requirements, as more fully described in "California Utility Operations" herein. The rate ceiling has materially and adversely affected SDG&E's revenue collections and its related cash flows and liquidity. SDG&E has fully drawn upon substantially all of its short-term credit facilities. Its ability to access the capital markets and obtain additional financing has been substantially impaired by the financial distress being experienced by other California investor-owned utilities as well as by lender uncertainties concerning California utility regulation generally and the rapid growth of utility cost undercollections. Continued purchases by the DWR for resale to SDG&E's customers of substantially all of the electricity that would otherwise be purchased by SDG&E or dramatic decreases in wholesale electricity prices, favorable action by the CPUC on SDG&E's electric rate surcharge application and SDG&E's access to the capital markets are required to manage and finance SDG&E's cost undercollections and provide adequate liquidity.

Consequently, in January 2001, SDG&E filed an application with the CPUC requesting a temporary electric-rate surcharge of 2.3 cents/kWh, subject to refund, beginning March 1, 2001. The surcharge is intended to provide SDG&E with continued access to financing on commercially reasonable terms by managing the growth of SDG&E's undercollected power costs. The CPUC has deferred this proceeding, pending resolution of the broader issues related to the statewide high costs. In response to the situation facing the California IOUs, the state of California passed legislation to permit its governor to negotiate with the IOUs to acquire their transmission assets. SDG&E has been having discussions with representatives of the governor concerning the possibility of such a transaction and what its terms might be. There is no assurance that these discussions will result in a sale of the transmission assets. SDG&E would consider entering into such a transaction only if the sales price and conditions of the sale and of future operating arrangements are reasonable.

See additional discussion in Note 14 of the notes to Consolidated
Financial Statements.

Natural Gas Restructuring and Gas Rates

The natural gas industry experienced an initial phase of restructuring during the 1980s by deregulating natural gas sales to noncore customers. In January 1998, the CPUC released a staff report initiating a proceeding to assess the current market and regulatory framework for California's natural gas industry. The general goals of the plan are to consider reforms to the current regulatory framework, emphasizing market-oriented policies benefiting California's natural gas consumers. A CPUC decision is expected in 2001.

In October 1999, the state of California enacted a law that requires natural gas utilities to provide "bundled basic gas service" (including transmission, storage, distribution, purchasing, revenue-cycle services and after-meter services) to all core customers, unless the customer chooses to purchase gas from a nonutility provider. The law prohibits the CPUC from unbundling distribution-related gas services (including meter reading and billing) and after-meter services (including leak investigation, inspecting customer piping and appliances, pilot relighting and carbon monoxide investigation) for most customers. The objective is to preserve both customer safety and customer choice.

Supply/demand imbalances have increased the price of natural gas in California more than in the rest of the country because of California's dependence on natural gas fired electric generation due to air-quality considerations. The average price of natural gas at the California/Arizona (CA/AZ) border was $6.25/mmbtu in 2000, compared with $2.33/mmbtu in 1999. On December 11, 2000, the average spot-market price at the CA/AZ border reached a record high of $56.91/mmbtu. Underlying the high natural gas prices are several factors, including the increase in natural gas usage for electric generation, colder winter weather and reduced natural gas supply resulting from historically low storage levels, lower gas production and a major pipeline rupture. In December 2000, SDG&E and SoCalGas filed separately with the Federal Energy Regulatory Commission (FERC) for a reinstitution of price caps on short-term interstate capacity to the CA/AZ border and between the interstate pipelines and California's local distribution companies, effective until March 31, 2001. The FERC responded by issuing extensive data requests, but has not otherwise acted on the requests.

A recent lawsuit, which seeks class-action certification, alleges that Sempra Energy, SoCalGas, SDG&E and El Paso Energy Corp. acted to drive up the price of natural gas for Californians by agreeing to stop a pipeline project that would have brought new and cheaper natural gas supplies into California. Sempra Energy believes the allegations are without merit.

Electric-Generation Assets

El Dorado Energy (El Dorado), of which SER is a 50-percent partner, began commercial operations in May 2000 at its 500-megawatt power plant near Las Vegas, Nevada, generating energy to serve 350,000 households as discussed in "Other Operations" above. Its proximity to existing natural gas pipelines and electric transmission lines allows El Dorado to actively compete in the deregulated electric-generation market.

In December 2000, SER obtained approvals from the appropriate state agencies to construct the Elk Hills Power Project and the Mesquite Power Plant. The Elk Hills Power Project is a 550-megawatt power plant project near Bakersfield, California, in which SER will have a 50 percent interest. It is scheduled to begin construction in the second quarter of 2001 and to be operating in 2002. The plant is expected to generate energy to serve 350,000 households. The Mesquite Power Plant is a 1,200-megawatt project located near Phoenix, Arizona, which is scheduled to begin construction in the second quarter of 2001 and to be operating in 2003. The plant is expected to generate energy to serve 700,000 households.

Construction of the Termoelectrica de Mexicali power plant is expected to begin in mid-2001, with completion anticipated by mid-2003. The 600-megawatt power plant will be located near Mexicali, Mexico.

See additional discussion of these projects in Note 3 of the notes to Consolidated Financial Statements.

Investments and Joint Ventures

As discussed in "International Operations" above, the company has various investments, joint ventures and projects that will impact the company's future performance. These include, among other things, SEI's increased investment in two Argentinean natural gas utility holding companies (Sodigas Pampeana S.A. and Sodigas Sur S.A.), SEI's investment in Energia and Luz del Sur S.A.A., construction of the Baja California pipelines, SEI's investments in several natural gas distribution systems in Mexico, the franchise awarded to SAG to build and operate a natural gas distribution system in Nova Scotia, and the investment in Atlantic Electric and Gas in the United Kingdom. See additional discussion of these investments, joint ventures and projects in Note 3 of the notes to Consolidated Financial Statements.

Performance-Based Regulation (PBR)

To promote efficient operations and improved productivity and to move away from reasonableness reviews and potential disallowances, the CPUC has been directing utilities to use PBR. PBR has replaced the general rate case and certain other regulatory proceedings for both SoCalGas and SDG&E. Under PBR, regulators require future income potential to be tied to achieving or exceeding specific performance and productivity goals, as well as cost reductions, rather than by relying solely on expanding utility plant in a market where a utility already has a highly developed infrastructure. See additional discussion of PBR in "California Utility Operations" above and in Note 14 of the notes to Consolidated Financial Statements.

Allowed Rate of Return

For 2001, SoCalGas is authorized to earn a rate of return on rate base of 9.49 percent and a rate of return on common equity of 11.6 percent, the same as in 2000 and 1999. SDG&E is authorized to earn a rate of return on rate base of 8.75 percent and a rate of return on common equity of 10.6 percent, compared to 9.35 percent and 11.6 percent, respectively, prior to July 1, 1999. Either utility can earn more than the authorized rate by controlling costs below approved levels or by achieving favorable results in certain areas, such as incentive mechanisms. In addition, earnings are affected by changes in sales volumes, except for the majority of SoCalGas' core sales.


Management Control of Expenses and Investment

In the past, management has been able to control operating expenses and investment within the amounts authorized to be collected in rates. However, that effort is now increasing. Due to the ever-increasing financial pressures experienced by SDG&E in the current electric industry environment, in January 2001 SDG&E launched a cash-conservation plan, which includes sales of nonessential property, containment of new hiring, reduction of outside contractors, and deferral of information system and construction projects that do not affect the core reliability of service to customers. While the company is not planning employee layoffs at this time, all expenses and activities not directly tied to the maintenance of essential services and safety will continue to be scrutinized and deferred if possible.

ENVIRONMENTAL MATTERS

The company's operations are subject to federal, state and local environmental laws and regulations governing such things as hazardous wastes, air and water quality, land use, solid-waste disposal, and the protection of wildlife.

Most of the environmental issues faced by the company occur at the California utilities. Utility capital costs to comply with environmental requirements are generally recovered through the depreciation components of customer rates. The utilities' customers generally are responsible for 90 percent of the noncapital costs associated with hazardous substances and the normal operating costs associated with safeguarding air and water quality, disposing properly of solid waste, and protecting endangered species and other wildlife. Therefore, the likelihood of the company's financial position or results of operations being adversely affected in a significant manner is remote.

The environmental issues currently facing the company or resolved during the latest three-year period include investigation and remediation of the California utilities' manufactured-gas sites (21 completed as of December 31, 2000, and 24 to be completed), asbestos and other cleanup at SDG&E's former fossil fuel power plants (all sold in 1999 and actual or estimated cleanup costs included in the transactions), cleanup of third-party waste-disposal sites used by the company, which has been identified as a Potentially Responsible Party (investigations and remediations are continuing), and mitigation of damage to the marine environment caused by the cooling-water discharge from the San Onofre Nuclear Generating Station (the requirements for enhanced fish protection, a 150-acre artificial reef and restoration of 150 acres of coastal wetlands are in process).

MARKET RISK

The company's policy is to use derivative financial instruments to reduce its exposure to fluctuations in interest rates, foreign-currency exchange rates and energy prices. The company also uses and trades derivative financial instruments in its energy trading and marketing activities. Transactions involving these financial instruments are with credit-worthy firms and major exchanges. The use of these instruments exposes the company to market and credit risks which, at times, may be concentrated with certain counterparties.

SET derives a substantial portion of its revenue from risk management and trading activities in natural gas, petroleum and electricity. Profits are earned as SET acts as a dealer in structuring and executing transactions that assist its customers in managing their energy-price risk. In addition, SET may, on a limited basis, take positions in energy markets based on the expectation of future market conditions. These positions include options, forwards, futures and swaps. See Note 10 of the notes to Consolidated Financial Statements and the following "Market-Risk Management Activities" section for additional information regarding SET's use of derivative financial instruments.

The California utilities periodically enter into interest-rate swap and cap agreements to moderate exposure to interest-rate changes and to lower the overall cost of borrowing. These swap and cap agreements generally remain off the balance sheet since they involve the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying principal amounts. The related gains or losses are reflected in the income statement as part of interest expense. The company would be exposed to interest-rate fluctuations on the underlying debt should other parties to the agreement not perform. See the "Interest-Rate Risk" section below for additional information regarding the company's use of interest-rate swap and cap agreements.

The California utilities use energy derivatives to manage natural gas price risk associated with servicing their load requirements. In addition, they make limited use of natural gas derivatives for trading purposes. These instruments can include forward contracts, futures, swaps, options and other contracts, with maturities ranging from 30 days to 12 months. In the case of both price-risk management and trading activities, the use of derivative financial instruments by the California utilities is subject to certain limitations imposed by company policy and regulatory requirements. See Note 10 of the notes to Consolidated Financial Statements and the "Market-Risk Management Activities" section below for further information regarding the use of energy derivatives by the California utilities.

Market-Risk Management Activities

Market risk is the risk of erosion of the company's cash flows, net income and asset values due to adverse changes in interest and foreign-currency rates, and in prices for equity and energy. The company has adopted corporate-wide policies governing its market-risk management and trading activities. An Energy Risk Management Oversight Committee, consisting of senior officers, oversees company-wide energy-price risk management and trading activities to ensure compliance with the company's stated energy-risk management and trading policies. In addition, all affiliates have groups that monitor and control energy-price risk management and trading activities independently from the groups responsible for creating or actively managing these risks.

Along with other tools, the company uses Value at Risk (VaR) to measure its exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence level. The company has adopted the variance/covariance methodology in its calculation of VaR, and uses a 95-percent confidence level. Holding periods are specific to the types of positions being measured, and are determined based on the size of the position or portfolios, market liquidity, purpose and other factors. Historical volatilities and correlations between instruments and positions are used in the calculation. As of December 31, 2000, the VaR on the company's fixed-rate long-term debt and SET's portfolio were $314 million and $7.3 million, respectively, as more fully discussed below.

The following discussion of the company's primary market-risk exposures as of December 31, 2000, includes a discussion of how these exposures are managed.

Interest-Rate Risk

The company is exposed to fluctuations in interest rates primarily as a result of its fixed-rate long-term debt. The company has historically funded utility operations through long-term bond issues with fixed interest rates. With the restructuring of the regulatory process, greater flexibility has been permitted within the debt-management process. As a result, recent debt offerings have been selected with short-term maturities to take advantage of yield curves, or have used a combination of fixed-rate and floating-rate debt. Subject to regulatory constraints, interest-rate swaps may be used to adjust interest-rate exposures when appropriate, based upon market conditions.

At December 31, 2000, the notional amount of interest-rate swap transactions associated with the regulated operations totaled $45 million. See Note 10 of the notes to Consolidated Financial Statements for further information regarding this swap transaction.

The VaR on the company's fixed-rate long-term debt is estimated at approximately $314 million as of December 31, 2000, assuming a one-year holding period.

Energy-Price Risk

Market risk related to physical commodities is based upon potential fluctuations in natural gas, petroleum and electricity prices and basis. The company's market risk is impacted by changes in volatility and liquidity in the markets in which these instruments are traded. The company's regulated and unregulated affiliates are exposed, in varying degrees, to price risk in the natural gas, petroleum and electricity markets. The company's policy is to manage this risk within a framework that considers the unique markets, and operating and regulatory environments of each affiliate.

Sempra Energy Trading

SET derives a substantial portion of its revenue from risk management and trading activities in natural gas, petroleum and electricity. As such, SET is exposed to price volatility in the domestic and international natural gas, petroleum and electricity markets. SET conducts these activities within a structured and disciplined risk management and control framework that is based on clearly communicated policies and procedures, position limits, active and ongoing management monitoring and oversight, clearly defined roles and responsibilities, and daily risk measurement and reporting.

Market risk of SET's portfolio is measured using a variety of methods, including VaR. SET computes the VaR of its portfolio based on the risk incurred in a one-day holding period. As of December 31, 2000, the diversified VaR of SET's portfolio was $7.3 million, compared to $2.6 million at December 31, 1999. The increased VaR results from the increased volatility and activity in the market in 2000 compared to 1999.

SDG&E and SoCalGas

The California utilities may, at times, be exposed to limited market risk in their natural gas purchase, sale and storage activities as a result of activities under SDG&E's gas PBR or SoCalGas' Gas Cost Incentive Mechanism. They manage their risk within the parameters of the company's market-risk management and trading framework. As of December 31, 2000, the total VaR of the California utilities' natural gas positions was not material.

Credit Risk

Credit risk relates to the risk of loss that would be incurred as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. The company avoids concentration of counterparties and maintains credit policies with regard to counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of prospective counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances, and the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty.

The company monitors credit risk through a credit-approval process and the assignment and monitoring of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry.

Almost all of the California utilities' accounts receivable and significant portions of the accounts receivable of the company's other subsidiaries are with customers located in California and, therefore, potentially affected by the high costs of electricity and natural gas in California, as described above in "Factors Influencing Future Performance" and in Note 14 of the notes to Consolidated Financial Statements.

Foreign-Currency-Rate Risk

Foreign-currency-rate risk exists by the nature of the company's global operations. The company has investments in entities whose functional currency is not the U.S. dollar, which exposes the company to foreign-exchange movements, primarily in Latin American currencies. When appropriate, the company may attempt to limit its exposure to changing foreign-exchange rates through both operational and financial market actions. These actions may include entering into forward, option and swap contracts to hedge existing exposures, firm commitments and anticipated transactions. As of December 31, 2000, the company had not entered into any such arrangements.

NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

The adoption of this new standard on January 1, 2001, did not have a material impact on the company's earnings. However, $1.1 billion in current assets, $1.1 billion in noncurrent assets, $6 million in current liabilities, and $238 million in noncurrent liabilities were recorded as of January 1, 2001, in the Consolidated Balance Sheet as fixed-priced contracts and other derivatives. Due to the regulatory environment in which SoCalGas and SDG&E operate, regulatory assets and liabilities were established to the extent that derivative gains and losses are recoverable or payable through future rates. As such, $1.1 billion in current regulatory liabilities, $1.1 billion in noncurrent regulatory liabilities, $5 million in current regulatory assets, and $238 million in noncurrent regulatory assets were recorded as of January 1, 2001, in the Consolidated Balance Sheet. The ongoing effects will depend on future market conditions and the company's hedging activities.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101 - Revenue Recognition. SABs are not rules issued by the SEC. Rather, they represent interpretations and practices followed by SEC staff in administering the disclosure requirements of the federal securities laws. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements; it does not change the existing rules on revenue recognition. SAB 101 sets forth the basic criteria that must be met before revenue should be recorded. Implementation of SAB 101 was required by the fourth quarter of 2000 and had no effect on the company's consolidated financial statements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding SDG&E's ability to finance undercollected costs on reasonable terms and retain its financial strength, estimates of future accumulated undercollected costs, and plans to obtain future financing. The words "estimates," "believes," "expects," "anticipates," "plans," "intends," "may," "would" and "should" or similar expressions, or discussions of strategy or of plans are intended to identify forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in these forward-looking statements.

Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others, local, regional, national and international economic, competitive, political, legislative and regulatory conditions; actions by the CPUC, the California Legislature, the DWR and the FERC; the financial condition of other investor-owned utilities; inflation rates and interest rates; energy markets, including the timing and extent of changes in commodity prices; weather conditions; business, regulatory and legal decisions; the pace of deregulation of retail natural gas and electricity delivery; the timing and success of business-development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. Readers are cautioned not to rely unduly on any forward-looking statements and are urged to review and consider carefully the risks, uncertainties and other factors which affect the company's business described in this Annual Report and other reports filed by the company from time to time with the SEC.


FIVE YEAR SUMMARY
At December 31 or for the years ended December 31
(Dollars in millions except per-share amounts)

                            2000       1999       1998       1997       1996
----------------------------------------------------------------------------
REVENUES AND OTHER INCOME
California utility revenues:
 Gas                    $  3,305    $ 2,911    $ 2,752    $ 2,964    $ 2,710
 Electric                  2,184      1,818      1,865      1,769      1,591
Other operating revenues   1,548        631        364        336        195
Other income                 106         50         15         39         24
                        ----------------------------------------------------
 Total                  $  7,143    $ 5,410    $ 4,996    $ 5,108    $ 4,520
                        ----------------------------------------------------
Income before interest and
 income taxes           $    985    $   802    $   629    $   927    $   927
Net income              $    429    $   394    $   294    $   432    $   427
Net income per
 common share:
 Basic                    $ 2.06     $ 1.66     $ 1.24     $ 1.83     $ 1.77
 Diluted                  $ 2.06     $ 1.66     $ 1.24     $ 1.82     $ 1.77
Dividends declared per
 common share             $ 1.00     $ 1.56     $ 1.56     $ 1.27     $ 1.24
Pretax income/revenue       9.9%      10.7%       8.7%      14.5%      16.2%
Return on common equity    15.7%      13.4%      10.0%      14.7%      14.9%
Effective income tax rate  38.6%      31.2%      31.9%      41.1%      41.3%
Dividend payout ratio:
 Basic                     48.5%      94.0%     125.8%      69.4%      70.1%
 Diluted                   48.5%      94.0%     125.8%      69.8%      70.1%

Price range of
 common shares   $24 7/8-$16 3/16 $26-$17 1/8 $29 5/16-$23 3/4  *      *

AT DECEMBER 31
Current assets          $  6,425    $ 3,015    $ 2,458    $ 2,761    $ 1,592
Total assets            $ 15,612    $11,124    $10,456    $10,756    $ 9,762
Current liabilities     $  7,467    $ 3,236    $ 2,466    $ 2,211    $ 1,572
Long-term debt (excludes
 current portion)       $  3,268    $ 2,902    $ 2,795    $ 3,175    $ 2,704
Shareholders' equity    $  2,494    $ 2,986    $ 2,913    $ 2,959    $ 2,930
Common shares outstanding
 (in millions)             201.9      237.4      237.0      235.6      240.0
Book value per
 common share           $  12.35    $ 12.58    $ 12.29    $ 12.56    $ 12.21
 Price/earnings ratio      11.3       10.5       20.5         *          *
Number of meters (in thousands):
 Natural gas               5,807      5,726      5,639      5,551      5,501
 Electricity               1,238      1,218      1,192      1,178      1,164
----------------------------------------------------------------------------
*Not presented as the formation of Sempra Energy was not completed until June 26, 1998.

Statement of Management's Responsibility for Consolidated Financial Statements

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The integrity and objectivity of these financial statements and the other financial information in the Annual Report, including the estimates and judgments on which they are based, are the responsibility of management. The financial statements have been audited by Deloitte & Touche LLP, independent auditors appointed by the board of directors. Their report is shown on the next page. Management has made available to Deloitte & Touche LLP all of the company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

Management maintains a system of internal control which it believes is adequate to provide reasonable, but not absolute, assurance that assets are properly safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded and that the accounting records may be relied on for the preparation of the consolidated financial statements, and for the prevention and detection of fraudulent financial reporting. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and that management makes estimates and judgments of these cost/benefit factors.

Management monitors the system of internal control for compliance through its own review and a strong internal auditing program, which independently assesses the effectiveness of the internal controls. In establishing and maintaining internal controls, the company must exercise judgment in determining whether the benefits derived justify the costs of such controls. Management believes that the company's system of internal control is adequate to provide assurance that the accompanying financial statements present fairly the company's financial position and results of operations.

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

The board of directors has an audit committee, composed of independent directors, to assist in fulfilling its oversight responsibilities for management's conduct of the company's financial reporting processes. The audit committee meets regularly to discuss financial reporting, internal controls and auditing matters with management, the company's internal auditors and independent auditors, and recommends to the board of directors any appropriate response to those discussions. The audit committee recommends for approval by the full board the appointment of the independent auditors. The independent auditors and the internal auditors periodically meet alone with the audit committee and have free access to the audit committee at any time.

/S/ NEAL E. SCHMALE                /S/ FRANK H. AULT

Neal E. Schmale                    Frank H. Ault
Executive Vice President and       Vice President and Controller
Chief Financial Officer




Independent Auditors' Report

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the "company") as of December 31, 2000 and 1999, and the related statements of consolidated income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/S/ DELOITTE & TOUCHE LLP

San Diego, California
January 26, 2001 (February 27, 2001 as to Notes 3, 4, 5 and 14)





STATEMENTS OF CONSOLIDATED INCOME


For the years ended December 31
(Dollars in millions, except per-share amounts)       2000        1999        1998
                                                      ----        ----        ----
Revenues and Other Income
California utility revenues:
   Natural gas                                     $ 3,305     $ 2,911     $ 2,752
   Electric                                          2,184       1,818       1,865
Other operating revenues                             1,548         631         364
Other income                                           106          50          15
                                                      ----        ----        ----
   Total                                             7,143       5,410       4,996
                                                      ----        ----        ----
Expenses
Cost of natural gas distributed                      1,599       1,164         954
Electric fuel and net purchased power                1,326         536         437
Operating expenses                                   2,464       1,837       1,853
Depreciation and amortization                          563         879         929
Franchise payments and other taxes                     180         181         182
Preferred dividends of subsidiaries                     11          11          12
Trust preferred distributions by subsidiary             15           -           -
                                                      ----        ----        ----
   Total                                             6,158       4,608       4,367
                                                      ----        ----        ----
Income before interest and income taxes                985         802         629
Interest                                               286         229         197
                                                      ----        ----        ----
Income before income taxes                             699         573         432
Income taxes                                           270         179         138
                                                      ----        ----        ----
Net income                                           $ 429       $ 394       $ 294
                                                      ----        ----        ----
Weighted-average number of shares outstanding:
   Basic*                                          208,155     237,245     236,423
   Diluted*                                        208,345     237,553     237,124
Net income per share of common stock (basic)        $ 2.06      $ 1.66      $ 1.24
Net income per share of common stock (diluted)      $ 2.06      $ 1.66      $ 1.24
Common dividends declared per share                 $ 1.00      $ 1.56      $ 1.56

*In thousands of shares

See notes to Consolidated Financial Statements.



CONSOLIDATED BALANCE SHEETS

At December 31
(Dollars in millions)                                  2000          1999
                                                       ----          ----
ASSETS
Current assets:
   Cash and cash equivalents                          $ 637         $ 487
   Accounts receivable - trade                          994           428
   Accounts and notes receivable - other                213           124
   Income taxes receivable                               24           144
   Energy trading assets                              4,083         1,539
   Inventories                                          145           147
   Other                                                329           146
                                                       ----          ----
      Total current assets                            6,425         3,015
                                                       ----          ----
Investments and other assets:
   Regulatory assets                                  1,174           549
   Nuclear-decommissioning trusts                       543           551
   Investments                                        1,288         1,164
   Other assets                                         456           451
                                                       ----          ----
   Total investments and other assets                 3,461         2,715
                                                       ----          ----
Property, plant and equipment:
   Property, plant and equipment                     11,889        11,127
   Less accumulated depreciation and amortization    (6,163)       (5,733)
                                                       ----          ----
     Total property, plant and equipment - net        5,726         5,394
                                                       ----          ----
   Total assets                                     $15,612      $ 11,124
                                                       ----          ----


See notes to Consolidated Financial Statements.



At December 31
(Dollars in millions)

                                                       2000          1999
                                                       ----          ----
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt                                    $ 568         $ 182
   Accounts payable - trade                           1,162           492
   Accounts payable - other                             117            54
   Energy trading liabilities                         3,619         1,365
   Dividends and interest payable                       124           154
   Regulatory balancing accounts - net                  830           346
   Deferred income taxes                                110            67
   Current portion of long-term debt                    368           155
   Other                                                569           421
                                                       ----          ----
      Total current liabilities                       7,467         3,236
                                                       ----          ----
Long-term debt                                        3,268         2,902
                                                       ----          ----
Deferred credits and other liabilities:
   Customer advances for construction                    56            72
   Postretirement benefits other than pensions          152           147
   Deferred income taxes                                826           615
   Deferred investment tax credits                      101           106
   Deferred credits and other liabilities               844           856
                                                       ----          ----
      Total deferred credits and other liabilities    1,979         1,796
                                                       ----          ----
Preferred stock of subsidiaries                         204           204
                                                       ----          ----
Mandatorily redeemable trust preferred securities       200            -
                                                       ----          ----
Commitments and contingent liabilities (Notes 3 and 13)

SHAREHOLDERS' EQUITY
Common stock                                          1,420         1,966
Retained earnings                                     1,162         1,101
Deferred compensation relating to ESOP                  (39)          (42)
Accumulated other comprehensive income (loss)           (49)          (39)
                                                       ----          ----
   Total shareholders' equity                         2,494         2,986
                                                       ----          ----
   Total liabilities and shareholders' equity       $15,612       $11,124
                                                       ----          ----


See notes to Consolidated Financial Statements.





STATEMENTS OF CONSOLIDATED CASH FLOWS


For the years ended December 31
(Dollars in millions)                                 2000        1999        1998
                                                      ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                           $ 429       $ 394       $ 294
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                       563         879         929
   Portion of depreciation arising from sales of
      generating plants                                 -         (303)         -
   Application of balancing accounts to stranded costs  -          (66)        (86)
   Deferred income taxes and investment tax credits    258          86        (229)
   Equity in (income) losses of unconsolidated
      subsidiaries and joint ventures                  (62)          5          19
   Customer refunds paid                              (628)          -           -
   Other - net                                         (88)        (61)       (161)
   Net change in other working capital components      410         254         557
                                                      ----        ----        ----
   Net cash provided by operating activities           882       1,188       1,323
                                                      ----        ----        ----

CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant and equipment     (759)       (589)       (438)
   Investments and acquisitions of subsidiaries       (243)       (639)       (191)
   Net proceeds from sales of generating plants          -         466           -
   Other - net                                          78         (27)        (50)
                                                      ----        ----        ----
      Net cash used in investing activities           (924)       (789)       (679)
                                                      ----        ----        ----

CASH FLOWS FROM FINANCING ACTIVITIES
   Common stock dividends                             (244)       (368)       (325)
   Repurchase of common stock                         (725)          -          (1)
   Sale of common stock                                 12           3          35
   Issuance of trust preferred securities              200           -           -
   Redemption of preferred stock                         -           -         (75)
   Issuances of long-term debt                         813         160          75
   Payment on long-term debt                          (238)       (270)       (431)
   Increase (decrease) in short-term debt - net        386         139        (311)
   Other                                               (12)          -          (1)
                                                      ----        ----        ----
   Net cash provided by (used in) financing activities 192        (336)     (1,034)
                                                      ----        ----        ----
Increase (decrease) in cash and cash equivalents       150          63        (390)
Cash and cash equivalents, January 1                   487         424         814
                                                      ----        ----        ----
Cash and cash equivalents, December 31               $ 637       $ 487       $ 424
                                                      ----        ----        ----

See notes to Consolidated Financial Statements.





For the years ended December 31
(Dollars in millions)
                                                      2000        1999        1998
                                                      ----        ----        ----
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
(Excluding cash and cash equivalents, short-term
   debt and long-term debt due within one year)
Accounts and notes receivable                        $(655)       $188         $ 90
Net trading assets                                    (290)        (73)        (71)
Income taxes                                           120        (171)          22
Regulatory balancing accounts                          522         303          417
Other current assets                                  (181)        (23)          12
Accounts payable                                       733          25           77
Other current liabilities                              161           5           10
                                                      ----        ----         ----
Net change in other working capital components        $410        $254         $557
                                                      ----        ----         ----

SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION
Interest payments, net of amounts capitalized         $297        $281         $211
Income tax payments, net of refunds                   $104        $168         $366

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
   AND FINANCING ACTIVITIES
Liabilities assumed for real estate investments        $ -        $ 34         $ 36



See notes to Consolidated Financial Statements.




STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2000, 1999 and 1998


(Dollars in millions)                                Deferred    Accumulated
                                                 Compensation          Other         Total
                    Comprehensive |Common  Retained  Relating  Comprehensive Shareholders'
                           Income | Stock  Earnings   to ESOP  Income (Loss)        Equity
------------------------------------------------------------------------------------------
Balance at December 31, 1997      |$1,849    $1,157      $(47)      $-             $2,959
Net income/comprehensive          |
      income                 $294 |              294                                  294
Common stock dividends            |
      declared                    |            (376)                                 (376)
Sale of common stock              |     34                                             34
Repurchase of common stock        |    (1)                                             (1)
Long-term incentive plan          |      1                                              1
Common stock released             |
      from ESOP                   |                          2                          2
------------------------------------------------------------------------------------------
Balance at December 31, 1998      |  1,883     1,075       (45)       -             2,913
Net income                   $394 |              394                                  394
Comprehensive income adjustment:  |
Foreign-currency translation      |
      losses                  (42)|                                (42)               (42)
Available-for-sale                |
      Securities               10 |                                  10                10
Pension                        (7)|                                 (7)                (7)
Comprehensive income         $355 |
Common stock dividends            |
      declared                    |            (368)                                 (368)
Quasi-reorganization              |
   adjustment (Note 2)            |    80                                              80
Sale of common stock              |     2                                               2
Long-term incentive plan          |     1                                               1
Common stock released             |
      from ESOP                   |                         3                           3
------------------------------------------------------------------------------------------
Balance at December 31, 1999      | 1,966     1,101       (42)     (39)             2,986
Net income                   $429 |             429                                   429
Comprehensive income adjustment:  |
Foreign-currency translation      |
      Losses                   (2)|                                 (2)                (2)
Available-for-sale securities (10)|                                (10)               (10)
Pension                         2 |                                  2                  2
Comprehensive income         $419 |
Common stock dividends            |
      declared                    |            (201)                                 (201)
Sale of common stock              |    11                                              11
Repurchase of common stock        |  (558)     (167)                                 (725)
Long-term incentive plan          |     1                                               1
Common stock released             |
      from ESOP                   |                         3                           3
------------------------------------------------------------------------------------------
Balance at December 31, 2000       $1,420    $1,162     $ (39)      $ (49)         $2,494
==========================================================================================
See notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1.  BUSINESS COMBINATION

Sempra Energy (the company) was formed as a holding company for Enova Corporation (Enova) and Pacific Enterprises (PE) in connection with a business combination of Enova and PE that was completed on June 26, 1998. As a result of the combination, each outstanding share of common stock of Enova was converted into one share of common stock of Sempra Energy, and each outstanding share of common stock of PE was converted into 1.5038 shares of common stock of Sempra Energy. The preferred stock and preference stock of the combining companies and their subsidiaries remained outstanding.

The Consolidated Financial Statements are those of the company and its subsidiaries and give effect to the business combination using the pooling-of-interests method and, therefore, are presented as if the companies were combined during all periods included therein.

Note 2.  SIGNIFICANT ACCOUNTING POLICIES

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

Revenues and Regulatory Balancing Accounts

Revenues for the California utilities consist of deliveries to customers and the changes in regulatory balancing accounts. The amounts included in regulatory balancing accounts at December 31, 2000, represent net payables of $463 million and $367 million for SoCalGas and SDG&E, respectively. The corresponding amounts at December 31, 1999, were net payables of $154 million and $192 million for SoCalGas and SDG&E, respectively.

Prior to 1998, fluctuations in California utility earnings from changes in the costs of fuel oil, purchased energy and natural gas, and consumption levels for electricity and the majority of natural gas were eliminated by balancing accounts authorized by the CPUC. However, as a result of California's electric-restructuring law, previous overcollections recorded in SDG&E's applicable balancing accounts were applied to recovery of prior generation costs (as described in Note
14), and fluctuations in certain costs and consumption levels can now affect earnings from electric operations. In addition, fluctuations in certain costs and consumption levels can affect earnings from the California utilities' gas operations. Additional information on regulatory matters is included in Note 14.

Sempra Energy Trading (SET) derives a substantial portion of its revenue from market making and trading activities, as a principal, in natural gas, electricity, petroleum and petroleum products. It also earns trading profits as a dealer by structuring and executing transactions that permit its counterparties to manage their risk profiles, and takes positions in energy markets based on the expectation of future market conditions. These positions include options, forwards, futures and swaps. SET adjusts these derivatives to market each month with gains and losses recognized in earnings. See "Trading Instruments" below and Note 10 for additional information. Other subsidiaries recognize revenue on a mark-to-market basis, as energy is delivered to customers or as installations of customer projects progress.

Regulatory Assets

Regulatory assets include SDG&E's undercollected electric-commodity costs accumulated due to the temporary rate ceiling imposed in mid-2000. Regulatory assets also include unrecovered premiums on early retirement of debt, postretirement benefit costs, deferred income taxes recoverable in rates and other expenditures that the utilities expect to recover in future rates. See Note 14 for additional information on the rate ceiling, industry restructuring and other regulatory matters.

Trading Instruments

Trading assets and trading liabilities are recorded on a trade-date basis at fair value and include option premiums paid and received, and unrealized gains and losses from exchange-traded futures and options, over-the-counter (OTC) swaps, forwards, and options. Unrealized gains and losses on OTC transactions reflect amounts which would be received from or paid to a third party upon settlement of the contracts. Unrealized gains and losses on OTC transactions are reported separately as assets and liabilities unless a legal right of setoff exists under a master netting arrangement enforceable by law. Revenues are recognized on a trade-date basis and include realized gains and losses, and the net change in unrealized gains and losses.

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

Inventories

Included in inventories at December 31, 2000, were $77 million of materials and supplies ($67 million in 1999), and $68 million of natural gas and fuel oil ($80 million in 1999). Materials and supplies are generally valued at the lower of average cost or market; fuel oil and natural gas are valued by the last-in first-out method.

Property, Plant and Equipment

This primarily represents the buildings, equipment and other facilities used by SoCalGas and SDG&E to provide natural gas and electric utility service.

The cost of utility plant includes labor, materials, contract services and related items, and an allowance for funds used during construction. The cost of retired depreciable utility plant, plus removal costs minus salvage value, is charged to accumulated depreciation. Information regarding electric industry restructuring and its effect on utility plant is included in Note 14. Utility plant balances by major functional categories at December 31, 2000, were: natural gas operations $7.2 billion, electric distribution $2.7 billion, electric transmission $0.8 billion, and other electric $0.4 billion. The corresponding amounts at December 31, 1999, were: natural gas operations $7.1 billion, electric distribution $2.5 billion, electric transmission $0.7 billion, and other electric $0.4 billion. Accumulated depreciation and decommissioning of natural gas and electric utility plant in service at December 31, 2000, were $4.1 billion and $2.0 billion, respectively, and at December 31, 1999, were $3.8 billion and $1.9 billion, respectively. Depreciation expense is based on the straight-line method over the useful lives of the assets or a shorter period prescribed by the CPUC. The provisions for depreciation as a percentage of average depreciable utility plant (by major functional categories) in 2000, 1999 and 1998, respectively were: natural gas operations 4.29, 4.32, 4.32, electric distribution 4.67, 4.69, 4.49, electric transmission 3.21, 3.50, 3.31, and other electric 8.33, 8.21, 6.29. See Note 14 for discussion of the sale of generation facilities and industry restructuring. The remaining cost amounts ($0.8 billion at December 31, 2000,and $0.4 billion at December 31, 1999) consist of various items of property at other consolidated entities, with various depreciation rates depending on the nature of the items.

Nuclear-Decommissioning Liability

Deferred credits and other liabilities at December 31, 2000, and 1999, include $162 million and $165 million, respectively, of accumulated decommissioning costs associated with SDG&E's interest in San Onofre Nuclear Generating Station (SONGS) Unit 1, which was permanently shut down in 1992. Additional information on SONGS Unit 1 decommissioning costs is included in Note 6. The corresponding liability for Units 2 and 3 is included in accumulated depreciation and amortization.

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

Comprehensive Income

Comprehensive income includes all changes, except those resulting from investments by owners and distributions to owners, in the equity of a business enterprise from transactions and other events including, as applicable, foreign-currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities that are classified as available-for-sale. At December 31, 1999, the company had one such investment, which increased in value during 1999. In October 2000, this investment was sold. These changes are reflected in the Statement of Consolidated Changes in Shareholders' Equity.

Quasi-Reorganization

In 1993, PE divested its merchandising operations and most of its oil and gas exploration and production business. In connection with the divestitures, PE effected a quasi-reorganization for financial reporting purposes, effective December 31, 1992. Certain of the liabilities established in connection with the quasi-reorganization were favorably resolved in November 1999, including unitary tax issues. Excess reserves of $80 million resulting from the favorable resolution of these issues were added to shareholders' equity at that time. Other liabilities established in connection with discontinued operations and the quasi-reorganization will be resolved in future years. Management believes the provisions established for these matters are adequate.

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

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less at the date of purchase.

Basis Of Presentation

Certain prior-year amounts have been reclassified to conform to the current year's presentation.

New Accounting Standards

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposure.

The adoption of this new standard on January 1, 2001, did not have a material impact on the company's earnings. However, $1.1 billion in current assets, $1.1 billion in noncurrent assets, $6 million in current liabilities, and $238 million in noncurrent liabilities were recorded as of January 1, 2001, in the Consolidated Balance Sheet as fixed-priced contracts and other derivatives. Due to the regulatory environment in which SoCalGas and SDG&E operate, regulatory assets and liabilities were established to the extent that derivative gains and losses are recoverable or payable through future rates. As such, $1.1 billion in current regulatory liabilities, $1.1 billion in noncurrent regulatory liabilities, $5 million in current regulatory assets, and $238 million in noncurrent regulatory assets were recorded as of January 1, 2001, in the Consolidated Balance Sheet. The ongoing effects will depend on future market conditions and the company's hedging activities.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101 - Revenue Recognition. SABs are not rules issued by the SEC. Rather, they represent interpretations and practices followed by SEC staff in administering the disclosure requirements of the federal securities laws. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements; it does not change the existing rules on revenue recognition. SAB 101 sets forth the basic criteria that must be met before revenue should be recorded. Implementation of SAB 101 was required by the fourth quarter of 2000 and had no effect on the company's consolidated financial statements.


Note 3.  ACQUISITIONS AND JOINT VENTURES

Sempra Energy International (SEI)

SEI is involved in several investments, joint ventures and projects. In October 2000, SEI increased its existing investment in two Argentinean natural gas utility holding companies (Sodigas Pampeana S.A. and Sodigas Sur S.A.) from 21.5 percent to 43 percent by purchasing an additional interest for $147 million. In June 2000, SEI, PG&E Corporation and Proxima Gas S.A de C.V. announced a joint agreement to construct a $230 million, 215-mile natural gas pipeline which will extend from Arizona to the Rosarito Pipeline south of Tijuana.

In June 1999, SEI and PSEG Global (PSEG) each purchased a 50-percent interest in Chilquinta Energia S.A. (Energia). SEI invested $260 million for the purchase of stock and refinanced $160 million of Energia's long-term debt outstanding. In September 1999, SEI and PSEG completed their acquisition of 47.5 percent of the outstanding shares of Luz del Sur S.A.A., a Peruvian electric company. SEI's share of the transaction was $108 million in cash. Combined with the 37 percent already owned through Energia, the companies' total joint ownership of Luz del Sur S.A.A. increased to 84.5 percent. In December 1999, Sempra Atlantic Gas (SAG), a subsidiary of SEI, was awarded a 25-year franchise by the provincial government of Nova Scotia to build and operate a natural gas distribution system in Nova Scotia. SAG invested $23 million in 2000.

SEI and Proxima Gas S.A. de C.V., partners in the Mexican companies Distribuidora de Gas Natural (DGN) de Mexicali and Distribuidora de Gas Natural de Chihuahua, are the licensees to build and operate natural gas distribution systems in Mexicali and Chihuahua. SEI owns interests of 60 and 95 percent in the DGN-Mexicali and DGN-Chihuahua projects, respectively. In addition, SEI was awarded a 30year license to build and operate, through its subsidiary, DGN de La Laguna Durango, a natural gas distribution system in the La Laguna-Durango zone in north-central Mexico. Through 2000, DGN-Mexicali, DGN-Chihuahua and DGN de La Laguna Durango have invested $18 million, $38 million and $18 million, respectively.

In August 1998, SEI was awarded a 10-year agreement by the Mexican Federal Electric Commission to provide a complete energy-supply package for a power plant in Rosarito, Baja California through a joint venture. SET acted as the trading company for the supply of natural gas. The contract includes provisions for delivery of up to 300 million cubic feet per day of natural gas, the related transportation services in the U.S., and construction of a 23-mile pipeline from the U.S.-Mexico border to the plant. Construction of the Rosarito pipeline was completed in mid-2000 at a cost of $38 million.

In February 2001, SEI announced plans to construct a $350 million, 600-megawatt power plant near Mexicali, Mexico. Construction is expected to begin in mid-2001, with completion anticipated by mid-2003.


Sempra Energy Trading (SET)

In April 2000, SET invested $4 million in Utility.com, the world's first Internet utility company. In July 1998, SET purchased CNG Energy Services Corporation, a subsidiary of Pittsburgh-based Consolidated Natural Gas Company, for $36 million.

Sempra Energy Resources (SER)

In December 2000, SER obtained approvals from the appropriate state agencies to construct the Elk Hills Power Project and the Mesquite Power Plant. The Elk Hills Power Project is a $360 million, 550-megawatt power plant near Bakersfield, California. Mesquite Power is a $630 million, 1200-megawatt project located near Phoenix, Arizona. In mid-2000, El Dorado Energy, a partnership between SER and Reliant Energy Power Generation, completed construction of a $280 million, 500-megawatt merchant power plant near Las Vegas, Nevada.

Sempra Energy Solutions (SES)

In August 2000, SES purchased Connectiv Thermal Systems' 50-percent interests in Atlantic-Pacific Las Vegas and Atlantic-Pacific Glendale for $40 million, thereby acquiring full ownership of these companies. In January 1998, SES completed the acquisition of CES/Way
International (renamed Sempra Energy Services in 1999).

Note 4.  SHORT-TERM BORROWINGS

At December 31, 2000, SoCalGas had a $200 million credit agreement, which was available to support commercial paper. At December 31, 2000, and 1999, SoCalGas' lines of credit were unused. On February 9, 2001, the agreement expired and was replaced on February 27, 2001, with a $170 million, one-year agreement. This agreement bears interest at various rates based on market rates and SoCalGas' credit rating.

At December 31, 2000, SDG&E had $285 million of bank lines available to support commercial paper and variable-rate long-term debt. The credit agreements expire at varying dates in mid-2001, but $200 million of the then outstanding borrowings may be extended at SDG&E's option to a term maturity of an additional year. Any debt under the lines would bear interest at various rates based on market rates and SDG&E's credit rating. SDG&E's bank lines of credit were unused at both December 31, 2000, and 1999.

At December 31, 2000, Sempra Energy Global Enterprises (Global), formerly Sempra Energy Holdings, the intermediate holding company for many of the company's subsidiaries, had a $1.2 billion credit agreement that expires in September 2001 and is extendable at Global's option for an additional year. Borrowings under the agreement bear interest at various rates based on market rates and the credit rating of Sempra Energy. Global's credit agreement is available to support commercial paper and variable-rate, long-term debt. Borrowings and the commercial paper are guaranteed by Sempra Energy. Global had $401 million and $182 million of commercial paper outstanding at December 31, 2000, and 1999, respectively.

Between January 24 and February 5, 2001, the company drew down substantially all ($1.3 billion) of the above credit facilities.

SET has $499 million in various uncommitted lines of credit that expire at varying dates in 2001 and bear interest at various rates based on market rates and the credit rating of SET. At December 31, 2000, SET had $165 million in short-term borrowings outstanding.


Note 5.  LONG-TERM DEBT

December 31 (Dollars in millions)                                   2000      1999
----------------------------------------------------------------------------------
Long-Term Debt
First-mortgage bonds
     7.625% June 15, 2002                                          $  28     $  28
     6.875% August 15, 2002                                          100       100
     5.75% November 15, 2003                                         100       100
     6.8% June 1, 2015                                                14        14
     5.9% June 1, 2018                                                68        68
     5.9% September 1, 2018                                           93        93
     6.1% and 6.4% September 1, 2018 and 2019                        118       118
     Variable rates September 1, 2020                                 58        58
     5.85% June 1, 2021                                               60        60
     8.75% October 1, 2021                                           150       150
     8.5% April 1, 2022                                               10        10
     7.375% March 1, 2023                                            100       100
     7.5% June 15, 2023                                              125       125
     6.875% November 1, 2025                                         175       175
     Various rates December 1, 2027                                  165       225
     9.625% April 15, 2020                                             -        10
                                                                   ---------------
     Total                                                         1,364     1,434
Rate-reduction bonds, various rates (payable annually through 2007)  461       526
Debt incurred to acquire limited partnerships, secured by real
     estate, at 6.8% to 9.0% payable annually through 2009           233       284
Notes payable, 6.95% and 7.95%, payable in 2005 and 2010             800         -
Various unsecured bonds at 5.67% to 6.38% or at variable rates (3.7%
     to 4.1% at December 31, 2000) payable from 2001 to 2028         467       495
Employee Stock Ownership Plan, at variable rates
     (6.80% at December 31, 2000) payable from 2001 to 2015          130       130
Variable rate debt (10.20% at December 31, 2000) payable
     from 2008 to 2011                                               160       160
Capitalized leases                                                    37        43
                                                                   ---------------
Total                                                              3,652     3,072
                                                                   ---------------
Less:
Current portion of long-term debt                                    368       155
Unamortized discount on long-term debt                                16        15
                                                                   ---------------
                                                                     384       170
                                                                   ---------------
Total                                                              $3,268   $2,902
----------------------------------------------------------------------------------


Excluding capital leases, which are described in Note 13, maturities of long-term debt are $368 million in 2001, $234 million in 2002, $277 million in 2003, $100 million in 2004, $94 million in 2005 and $2.5 billion thereafter. Although holders of variable-rate bonds may elect to redeem them prior to scheduled maturity, for purposes of determining the maturities listed above, since redeemed bonds are remarketed and are backed by long-term lines of credit, it is assumed the bonds will be held to maturity. SDG&E has CPUC authorization to issue an additional $938 million in short-term or long-term debt (see discussion under "Recent Shelf Registrations" below) and SoCalGas has CPUC authorization to issue an additional $455 million in long-term debt.

First-Mortgage Bonds

First-mortgage bonds are secured by a lien on substantially all utility plant. SDG&E and SoCalGas may issue additional first-mortgage bonds upon compliance with the provisions of their bond indentures, which permit, among other things, the issuance of an additional $2.2 billion of first-mortgage bonds as of December 31, 2000, subject to CPUC authorization (see discussion under "Recent Shelf Registrations" below).

During May 2000, the company called $10 million of first-mortgage bonds prior to scheduled maturity. During December 2000, $60 million of variable-rate first-mortgage bonds were put back by the holders and subsequently remarketed on February 1, 2001, at a 7.0 percent fixed interest rate.

Callable Bonds

At the company's option, certain bonds may be called at a premium, including $227 million of variable-rate bonds that are callable at various dates in 2001. Of the company's remaining callable bonds, $195 million are callable in 2001, $204 million in 2002 and $621 million in 2003.

Rate-Reduction Bonds

In December 1997, $658 million of rate-reduction bonds were issued on behalf of SDG&E at an average interest rate of 6.26 percent. These bonds were issued to facilitate the 10-percent rate reduction mandated by California's electric-restructuring law. See Note 14 for additional information. These bonds are being repaid over 10 years by SDG&E's residential and small-commercial customers via a charge on their electricity bills. These bonds are secured by the revenue streams collected from customers and are not secured by, or payable from, utility assets.

The sizes of the rate-reduction bond issuances were set so as to make the investor-owned utilities (IOUs) neutral as to the 10-percent rate reduction, and were based on a four-year period to recover stranded costs. Because SDG&E recovered its stranded costs in only 18 months (due to the greater-than-anticipated plant-sale proceeds), the bond sale proceeds were greater than needed. Accordingly, during the third quarter of 2000, SDG&E returned to its customers, via a combination of cash refunds and billing credits, $388 million of surplus bond proceeds in accordance with a June 8, 2000 CPUC decision. The bonds and their repayment schedule are not affected by this refund.

Unsecured Debt

Various long-term obligations totaling $1.3 billion are unsecured at December 31, 2000. In February 2000, the company issued $500 million of long-term 7.95 percent notes due in 2010 to partially finance the self-tender offer described in Note 12. In December 2000, the company issued an additional $300 million in long-term 6.95 percent notes due in 2005 in order to reduce short-term debt. Unsecured bonds totaling $124 million have variable-rate provisions. In July 2000, SoCalGas repaid $30 million of 8.75 percent medium-term notes upon maturity.

Recent Shelf Registrations

In December 2000, Sempra Energy and certain affiliates filed three shelf registrations. Sempra Energy, Global and other affiliates jointly filed a shelf registration for the public offering of up to $1.0 billion of certain securities, guaranteed by Sempra Energy. SDG&E filed a shelf registration for the public offering of up to $800 million of debt securities and requested CPUC authorization to incur additional indebtedness. On February 8, 2001, the CPUC approved SDG&E's financing application, but denied SDG&E authority to issue first-mortgage bonds beyond the $138 million previously authorized. SDG&E has requested a rehearing of this denial. PE and Sempra Energy jointly filed a shelf registration for the public offering of up to $500 million of debt securities of PE, guaranteed by Sempra Energy. Any securities under these shelf registrations are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. At December 31, 2000, no debt securities were issued under these registration statements.

Debt Of Employee Stock Ownership Plan (ESOP) and Trust (Trust)

The Trust covers substantially all of SoCalGas' employees and is used to fund part of the retirement savings plan. The Trust was assumed by Sempra Energy on October 1, 1999, and participation in the ESOP was expanded to include employees of Sempra Energy and some of its unregulated affiliates effective January 1, 2000. In November 1999, the $130 million ESOP debt was refinanced using 15-year notes with a variable interest rate (6.80% at December 31, 2000 and 6.59% at December 31, 1999). The notes are repriced weekly and are subject to buyback, at the holder's option, depending on market demand. Consequently, the notes are classified as "current portion of long-term debt" on the Consolidated Balance Sheets. Interest on ESOP debt amounted to $9 million in 2000 and $6 million in both 1999 and 1998. Dividends used for debt service amounted to $3 million in 2000 and $5 million in both 1999 and 1998.

Interest-Rate Swaps

SDG&E periodically enters into interest-rate swap and cap agreements to moderate its exposure to interest-rate changes and to lower its overall cost of borrowing. At December 31, 2000, SDG&E had such an agreement, maturing in 2002, with underlying debt of $45 million.

Note 6.  FACILITIES UNDER JOINT OWNERSHIP

SONGS and the Southwest Powerlink transmission line are owned jointly with other utilities. The company's interests at December 31, 2000, are:

(Dollars in millions)
                                                           Southwest
Project                                            SONGS   Powerlink
--------------------------------------------------------------------
Percentage ownership                                  20          88
Utility plant in service                            $ 63        $217
Accumulated depreciation
            and amortization                        $ 32        $119
Construction work in progress                       $  5        $  2
--------------------------------------------------------------------

The company's share of operating expenses is included in the Statements of Consolidated Income. Participants in each project must provide their own financing. The amounts specified above for SONGS include nuclear production, transmission and other facilities. Certain substation equipment at SONGS is wholly owned by the company.

SONGS Decommissioning

Objectives, work scope and procedures for the future dismantling and decontamination of the SONGS units must meet the requirements of the Nuclear Regulatory Commission, the Environmental Protection Agency, the CPUC and other regulatory bodies.

The company's share of decommissioning costs for the SONGS units is estimated to be $449 million in current dollars, based on a cost study completed in 1998. Cost studies are updated every three years and approved by the CPUC. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered. The amount accrued each year, which is currently being collected in rates, is based on the amount allowed by regulators. This amount is considered sufficient to cover the company's share of future decommissioning costs. Payments to the nuclear decommissioning trusts are expected to continue until SONGS is fully decommissioned, which is not expected to occur before 2022, or until sufficient funds have been collected.

Unit 1 was permanently shut down in 1992, and physical decommissioning began in January 2000. Several structures have been dismantled, and preparations have been made for major work to be performed in 2001 and beyond. That work will include dismantling, removal and disposal of all Unit 1 equipment and facilities (both nuclear and non-nuclear components), decontamination of the site and construction of an on-site storage facility for Unit 1 spent fuel. These activities are expected to be completed by 2008.

The amounts collected in rates are invested in externally managed trust funds. The securities held by the trust are considered available for sale and the trust is shown on the Consolidated Balance Sheets at market value. These values reflect unrealized gains of $158 million and $164 million at December 31, 2000, and 1999, respectively.

The Financial Accounting Standards Board (FASB) is reviewing the accounting for liabilities related to closure and removal of long-lived assets, such as nuclear power plants, including the recognition, measurement and classification of such costs. The FASB could require, among other things, that the company's future balance sheets include a liability for the estimated decommissioning costs, and a related increase in the carrying value of the asset.

Additional information regarding SONGS is included in Notes 13 and 14.

Note 7.  INCOME TAXES

The reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

-----------------------------------------------------------------------
For the years ended December 31                  2000     1999     1998

Statutory federal income tax rate               35.0%    35.0%    35.0%
Depreciation                                      6.7      7.0      7.5
State income taxes - net of federal income tax
       benefit                                    6.6      6.6      7.4
Tax credits                                    (13.0)   (14.9)   (12.9)
Charitable contribution of plant                    -    (4.4)        -
Other - net                                       3.3      1.9    (5.1)
                                               ------------------------
      Effective income tax rate                 38.6%    31.2%    31.9%
-----------------------------------------------------------------------

The components of income tax expense are as follows:

(Dollars in millions)                            2000     1999     1998
-----------------------------------------------------------------------
Current:
      Federal                                   $ (8)     $ 72     $278
      State                                       (5)       21       89
      Foreign                                      25        -        -
                                                -----------------------
       Total                                       12       93      367
                                                -----------------------
Deferred:
      Federal                                     207       79    (165)
      State                                        57       15     (58)
      Foreign                                     (1)        -        -
       Total                                      263       94    (223)
Deferred investment tax
    credits - net                                 (5)      (8)      (6)
                                                -----------------------
      Total income tax expense                   $270     $179     $138
                                                -----------------------


Accumulated deferred income taxes at December 31 result from the following:

(Dollars in millions)                                     2000     1999

DEFERRED TAX LIABILITIES:
Differences in financial and tax bases of utility
      Plant                                             $  804   $  832
     Balancing accounts and other regulatory assets        521      235
     Partnership income                                     49       37
     Other                                                 276      118
                                                       ----------------
        Total deferred tax liabilities                   1,650    1,222
                                                       ----------------
DEFERRED TAX ASSETS:
      Investment tax credits                                71       74
      General business tax credit carryforward             113       46
      Comprehensive Settlement (see Note 14)                26       42
      Postretirement benefits                               39       69
      Other deferred liabilities                           143       98
      Restructuring costs                                   51       51
      Other                                                271      160
                                                       ----------------
         Total deferred tax assets                         714      540
                                                       ----------------
Net deferred income tax liability                       $  936   $  682
                                                       ----------------

The net liability is recorded on the Consolidated Balance Sheets at December 31 as follows:


(Dollars in millions)                                     2000     1999
-----------------------------------------------------------------------
Current liability                                       $  110   $   67
Noncurrent liability                                       826      615
                                                      -----------------
      Total                                             $  936   $  682
-----------------------------------------------------------------------

The general business tax credit carryforwards expire in 2019 and 2020.

The company has not provided for U.S. income taxes on foreign subsidiaries' undistributed earnings ($104 million at December 31, 2000), which are expected to be reinvested indefinitely. It is not possible to predict the amount of U.S. income taxes that might be payable if these earnings are eventually repatriated.


Note 8.  EMPLOYEE BENEFIT PLANS

The information presented below describes the plans of the company and its principal subsidiaries. In connection with the PE/Enova business combination described in Note 1, certain of these plans have been merged with similar plans or modified, and numerous participants have been transferred among plans of related entities. In connection with voluntary separations related to the business combination, the company recorded a $66 million special termination benefit and a settlement gain of $30 million in 1998.

During 2000, Sempra Energy and most of its subsidiaries participated in another voluntary separation program. As a result, the company recorded a $56 million special termination benefit, a curtailment credit of $2 million, and a settlement gain of $26 million in 2000.

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

The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of assets over the two years, and a statement of the funded status as of each year end:


                                 Pension Benefits    Other Postretirement Benefits
----------------------------------------------------------------------------------
(Dollars in millions)                  2000         1999         2000         1999
----------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
     AS OF DECEMBER 31:
Discount rate                          7.25% (1)    7.75%       7.75%        7.75%
Expected return on plan assets         8.00%        8.00%       7.85%        7.85%
Rate of compensation increase          5.00%        5.00%       5.00%        5.00%
Cost trend of covered health
      care charges                         -            -    7.50% (2)   7.75% (2)
CHANGE IN BENEFIT OBLIGATION:
Net benefit obligation at January 1   $1,962      $2,080        $555          $563
Service cost                              41          48          11            15
Interest cost                            153         142          37            40
Plan participants' contributions           -           -           -             3
Actuarial (gain) loss                    114       (147)        (37)          (44)
Curtailments                             (7)           -           5             -
Settlements                                2           -           -             -
Special termination benefits              54           -           2             -
Gross benefits paid                    (292)       (161)        (22)          (22)
----------------------------------------------------------------------------------
Net benefit obligation at December 31  2,027       1,962         551           555
----------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1 3,427       2,796         548           443
Actual return on plan assets           (247)         789         (25)           96
Employer contributions                    22           3          14            28
Plan participants' contributions           -           -            -            3
Gross benefits paid                    (292)       (161)         (22)         (22)
                                      --------------------------------------------
Fair value of plan assets
   at December 31                      2,910       3,427          515          548
                                      --------------------------------------------
Funded status at December 31             883       1,465         (36)          (7)
Unrecognized net actuarial gain        (945)     (1,627)        (106)        (128)
Unrecognized prior service cost           55          66         (10)         (12)
Unrecognized net transition obligation     2           3            -            -
                                      --------------------------------------------
Net recorded liability at December 31  $ (5)       $(93)       $(152)       $(147)
----------------------------------------------------------------------------------
(1) Discount rate decreased from 7.75% to 7.25%, effective March 1, 2000.
(2) Decreasing to ultimate trend of 6.50% in 2004.


The following table provides the amounts recognized on the Consolidated Balance Sheets at December 31:

                                 Pension Benefits    Other Postretirement Benefits
----------------------------------------------------------------------------------
(Dollars in millions)                  2000         1999         2000         1999
----------------------------------------------------------------------------------
Prepaid benefit cost                   $ 75         $ 13          $ -          $ -
Accrued benefit cost                   (80)        (106)        (152)        (147)
Additional minimum liability           (12)         (18)            -            -
Intangible asset                          4            6            -            -
Accumulated other comprehensive
     income, pretax                       8           12            -            -
                                  ------------------------------------------------
Net recorded liability                $ (5)        $(93)       $(152)       $(147)
----------------------------------------------------------------------------------

The following table provides the components of net periodic benefit cost (income) for the plans:

                                                                   Other
For the years ended December 31   Pension Benefits         Postretirement Benefits
----------------------------------------------------------------------------------
(Dollars in millions)             2000    1999    1998        2000    1999    1998
----------------------------------------------------------------------------------
Service cost                      $ 41    $ 48    $ 55        $ 11    $ 15    $ 13
Interest cost                      153     142     148          37      40      36
Expected return on assets         (239)   (206)   (196)        (37)    (32)    (24)
Amortization of:
      Transition obligation          1       1       1          11      11      11
      Prior service cost             6       6       6          (2)     (1)     (1)
      Actuarial (gain) loss        (55)    (31)    (23)         (8)      2       -
Special termination benefits        54       -      63           2       -       3
Curtailment credit                  (2)      -       -           -       -       -
Settlement credit                  (26)      -     (30)          -       -       -
Regulatory adjustment               18      17       -          26      15       -
                              ----------------------------------------------------
Total net periodic
      benefit cost (income)      $ (49)  $ (23)   $ 24        $ 40    $ 50    $ 38
----------------------------------------------------------------------------------


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percent change in assumed health care cost trend rates would have the following effects:


(Dollars in millions)                                  1% Increase     1% Decrease
----------------------------------------------------------------------------------
Effect on total of service and interest cost
   components of net periodic postretirement
   health care benefit cost                                   $ 8            $ (7)
Effect on the health care component of the
   accumulated other postretirement benefit
   obligation                                                 $74            $(69)
----------------------------------------------------------------------------------

Except for one nonqualified retirement plan, all pension plans had plan assets in excess of accumulated benefit obligations. For that one plan the projected benefit obligation and accumulated benefit obligation were $65 million and $51 million, respectively, as of December 31, 2000, and $67 million and $62 million, respectively, as of December 31, 1999.

Other postretirement benefits include retiree life insurance, medical benefits for retirees and their spouses, and Medicare Part B reimbursement for certain retirees.

Savings Plans

The company offers savings plans, administered by plan trustees, to all eligible employees. Eligibility to participate in the various employer plans ranges from one month to one year of completed service. Employees may contribute, subject to plan provisions, from one percent to 15 percent of their regular earnings. Employer contributions, after one year of completed service, are used to purchase shares of company stock. Employer contribution methods vary by plan, but generally the contribution is equal to 50 percent of the first 6 percent of eligible base salary contributed by employees. The employees' contributions, at the direction of the employees, are primarily invested in company stock, mutual funds, institutional trusts or guaranteed investment contracts. Employer contributions for the Sempra Energy and SoCalGas plans are partially funded by the employee stock ownership plan referred to below. Company contributions to the savings plans were $15 million in 2000, $14 million in 1999 and $14 million in 1998. The fair value of company stock held by the savings plan was $501 million at December 31, 2000, and $391 million at December 31, 1999.

Employee Stock Ownership Plan (ESOP)

All contributions to the Employee Stock Ownership Plan and Trust
(Trust) are made by the company; there are no contributions made by the participants.

As the company makes contributions to the ESOP, the ESOP debt service is paid and shares are released in proportion to the total expected debt service. Compensation expense is charged and equity is credited for the market value of the shares released. Income tax deductions are allowed based on the cost of the shares. Dividends on unallocated shares are used to pay debt service and are applied against the liability. The Trust held 2.8 million and 2.9 million shares of Sempra Energy common stock, with fair values of $65.5 million and $51.1 million, at December 31, 2000, and 1999, respectively.

Note 9.  STOCK-BASED COMPENSATION

Sempra Energy has stock-based compensation plans that align employee and shareholder objectives related to the long-term growth of the company. The company's long-term incentive stock-compensation plan provides for aggregate awards of nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights, performance awards, stock payments or dividend equivalents.

In 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. It encourages a fair-value-based method of accounting for stock-based compensation. As permitted by SFAS No. 123, the company adopted only its disclosure requirements and continues to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

In 1999 and 1998, 85,400 shares and 102,640 shares, respectively, of restricted company stock were awarded to officers. There were no new issues in 2000. Each award is subject to forfeiture after four years if certain corporate goals are not met. Holders of this stock have voting rights and receive dividends prior to the time the restrictions lapse if, and to the extent, dividends are paid on company stock. Compensation expense for the issuance of these restricted shares was approximately $1 million in 2000, $1 million in 1999 and $2 million in 1998.

In 2000, 1999 and 1998 Sempra Energy granted to officers and 175 key employees 4,339,000, 3,442,400 and 3,635,800 stock options, respectively. The option price is equal to the market price of common stock at the date of grant. The grants, which vest over a one to four-year period, include options with and without performance-based dividend equivalents. The stock options expire in 10 years from the date of grant. Compensation expense (or reduction thereof) for the stock option grants (all associated with the options with dividend equivalents) and similar awards was $14 million, ($13 million) and $12 million in 2000, 1999 and 1998, respectively.

Had compensation cost for the stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS No. 123, the company's net income (earnings per share) would have been $378 million ($1.59 per share) and $285 million ($1.20 per share) for 1999 and 1998, respectively. For 2000, the company's net income was not affected and remained at $429 million ($2.06 per share).

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

STOCK OPTION ACTIVITY
                                                 Shares      Average        Options
                                                  Under     Exercise    Exercisable
                                                 Option       Price     at Year End
-----------------------------------------------------------------------------------
OPTIONS WITH DIVIDEND EQUIVALENTS
December 31, 1997                             2,486,217       $18.51      1,513,545
     Granted                                  2,131,803       $25.23
     Exercised                                (512,059)       $17.12
     Cancelled                                (509,301)       $23.00
                                           -------------
December 31, 1998                             3,596,660       $22.06      1,387,523
     Granted                                  1,451,100       $21.00
     Exercised                                (254,886)       $17.32
     Cancelled                                 (99,677)       $23.34
                                           -------------
December 31, 1999                             4,693,197       $21.96      1,844,079
     Exercised                                (399,875)       $18.91
     Cancelled                                (264,749)       $23.39
                                           -------------
December 31, 2000                             4,028,573       $22.17      2,462,574
-----------------------------------------------------------------------------------
OPTIONS WITHOUT DIVIDEND EQUIVALENTS
December 31, 1997                             1,363,496       $19.08      1,363,496
     Granted                                  1,503,997       $26.47
     Exercised                                 (596,629)      $15.72
     Cancelled                                 (240,632)      $29.78
                                            -------------
December 31, 1998                              2,030,232      $24.28        523,661
     Granted                                   1,991,300      $21.00
     Exercised                                  (12,781)      $15.20
     Cancelled                                  (55,746)      $23.25
                                            -------------
December 31, 1999                              3,953,005      $22.67      1,019,056
     Granted                                   4,339,000      $19.03
     Exercised                                  (329,313)     $19.10
     Cancelled                                  (397,271)     $25.07
                                            -------------
December 31, 2000                               7,565,421     $20.61      1,659,244
-----------------------------------------------------------------------------------

Additional information on options outstanding at December 31, 2000, is as follows:

                                                   Number      Average      Average
Range of                                             of       Remaining    Exercise
Exercise Prices                                    Shares       Life          Price
-----------------------------------------------------------------------------------
Outstanding options
$12.80-$16.12                                     422,959       3.40         $15.10
$16.79-$21.00                                   8,203,611       8.34         $19.72
$24.10-$27.92                                   2,967,424       6.83         $25.91
                                              -----------
                                               11,593,994       7.77         $21.14
                                              -----------
Exercisable options
$12.80-$16.12                                     422,959                    $15.10
$16.79-$21.00                                   1,867,161                    $19.96
$24.10-$27.92                                   1,831,698                    $25.86
                                             ------------
                                                4,121,818                    $22.08
-----------------------------------------------------------------------------------

The fair value of each option grant (including dividend equivalents where applicable) was estimated on the date of grant using the modified Black-Scholes option-pricing model. Weighted average fair values for options granted in 2000, 1999 and 1998 were $3.07, $4.24 and $8.20, respectively.

The assumptions that were used to determine these fair values are as follows:

                                                        2000       1999       1998
----------------------------------------------------------------------------------
Stock price volatility                                   20%        19%        16%
Risk-free rate of return                                6.8%       5.5%       5.6%
Annual dividend yield*                                  5.4%      6.11%      5.27%
Expected life                                        6 Years    6 Years    6 Years
----------------------------------------------------------------------------------
*The assumed yield for the options that include dividend equivalents is zero.

Note 10.  FINANCIAL INSTRUMENTS

Fair Value

The fair values of the company's financial instruments (cash, temporary investments, funds held in trust, notes receivable, investments in limited partnerships, dividends payable, short-term and long-term debt, customer deposits, mandatorily redeemable trust preferred securities, and preferred stock of subsidiaries) are not materially different from the carrying amounts, except for long-term debt, mandatorily redeemable trust preferred securities and preferred stock of subsidiaries. The carrying amounts and fair values of long-term debt were $3.7 billion and $3.6 billion, respectively, at December 31, 2000, and $3.1 billion and $3.0 billion, respectively, at December 31, 1999. Included in long-term debt are SDG&E's rate-reduction bonds. The carrying amounts and fair values of the bonds were $461 million and $462 million, respectively, at December 31, 2000, and $526 million and $511 million, respectively, at December 31, 1999. The carrying amounts and fair values of mandatorily redeemable trust preferred securities, at December 31, 2000, were $200 million and $188 million, respectively. There were no issues of the mandatorily redeemable trust preferred securities at December 31, 1999. The carrying amounts and fair values of subsidiaries' preferred stock were $204 million and $146 million, respectively, at December 31, 2000, and $204 million and $167 million, respectively, at December 31, 1999. The fair values of the long-term debt, preferred stock and mandatorily redeemable trust preferred securities were estimated based on quoted market prices for them or for similar issues. In addition, included in long-term debt were notes payable which had carrying amounts and fair values of $237 million and $188 million, respectively, at December 31, 2000. The fair values of these notes payable were estimated based on the present value of the future cash flows, discounted at rates available for similar notes with comparable maturities.

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

Swap Agreements

The company periodically enters into interest-rate swap and cap agreements to moderate exposure to interest-rate changes and to lower the overall cost of borrowing. These agreements generally remain off the balance sheet as they involve the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying principal amounts. The related gains or losses are reflected in the Statements of Consolidated Income as part of interest expense.

At December 31, 2000, and 1999, SDG&E had one interest-rate-swap agreement: a floating-to-fixed-rate swap associated with $45 million of variable-rate bonds maturing in 2002. SDG&E expects to hold this financial instrument to its maturity. This swap agreement has effectively fixed the interest rate on the underlying variable-rate debt at 5.4 percent. SDG&E would be exposed to interest-rate fluctuations on the underlying debt should the counterparty to the agreement not perform. Such nonperformance is not anticipated. This agreement, if terminated, would result in an obligation of $1.3 million at both December 31, 2000, and December 31, 1999. Additional information on this topic is included in Note 5.


Energy Derivatives

The company uses energy derivatives for price-risk management and trading purposes within certain limitations imposed by company policies and regulatory requirements. Information on derivative financial instruments of SoCalGas and SET is provided below. Other business units use energy derivatives to mitigate risk and better manage costs. These instruments include forward contracts, swaps, options and other contracts which have maturities ranging from 30 days to 12 months.

Southern California Gas Company

SoCalGas is subject to price risk on its natural gas purchases if its cost exceeds a 2 percent tolerance band above the benchmark price. This is discussed further in Note 14. SoCalGas becomes subject to price risk when positions are incurred during the buying, selling and storage of natural gas. As a result of its Gas Cost Incentive Mechanism (GCIM), SoCalGas enters into a certain amount of gas futures contracts in the open market with the intent of reducing gas costs within the GCIM tolerance band. The CPUC has approved the use of gas futures for managing risk associated with the GCIM. At December 31, 2000, unrealized gains associated with these activities totaled $72 million. These savings will be passed on to customers during the first quarter of 2001. At December 31, 1999, gains and/or losses from natural gas futures contracts were not material to the company's financial statements.

Sempra Energy Trading

SET derives a substantial portion of its revenue from market making and trading activities, as a principal, in natural gas, electricity, petroleum and petroleum products. It quotes bid and offer prices to other market makers and end users. It also earns trading profits as a dealer by structuring and executing transactions that permit its counterparties to manage their risk profiles. In addition, it takes positions in energy markets based on the expectation of future market conditions. These positions may be offset with similar positions or may be offset in exchange traded markets. These positions include options, forwards, futures and swaps. These financial instruments represent contracts with counterparties whereby payments are linked to or derived from energy market indices or on terms predetermined by the contract, which may or may not be financially settled by SET. For the year ended December 31, 2000, substantially all of SET's derivative transactions were held for trading and marketing purposes.

SET marks these derivatives to market each month, with gains and losses recognized in earnings. These instruments are included in the Consolidated Balance Sheets as energy trading assets or liabilities. Certain instruments, such as swaps, are entered into and closed out within the same month. Net gains and losses on these derivative transactions are included in revenue and other income in the Statements of Consolidated Income.

Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in natural gas, electricity, petroleum and petroleum products commodity exchange prices and basis. Market risk is also affected by changes in volatility and liquidity in markets in which these instruments are traded.

SET also carries an inventory of financial instruments. Since trading strategies depend on both market making and proprietary positions, given the relationships between instruments and markets, those activities are managed in concert in order to maximize trading profits.

SET's credit risk from financial instruments as of December 31, 2000, is represented by the positive fair value of financial instruments after consideration of collateral. Credit risk disclosures, however, relate to the net losses that would be recognized if all counterparties completely failed to perform their obligations. Options written do not expose SET to credit risk. Exchange-traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

The following table approximates the counterparty credit quality and exposure expressed in terms of net replacement value (dollars in millions):

                                         Futures,
                                      forward and         Purchased
Counterparty credit quality:       swap contracts           options           Total
-----------------------------------------------------------------------------------
AAA                                         $  22              $  9            $ 31
AA                                            344                 7             351
A                                           1,008               221           1,229
BBB                                           995               124           1,119
Below investment grade                        299               112             411
Exchanges                                     491                 6             497
                                    -----------------------------------------------
       Total                               $3,159              $479          $3,638
-----------------------------------------------------------------------------------

Financial instruments with maturities or repricing characteristics of 180 days or less, including cash and cash equivalents, are considered short-term and, therefore, the carrying values of these financial instruments approximate their fair values. SET's commodities owned, trading assets and trading liabilities are carried at fair value. Accordingly, SET has determined that all of its financial instruments are recorded at fair value.

Based on quarterly observations, the average fair values during 2000, for trading assets and trading liabilities which are considered financial instruments with off-balance-sheet risk, approximate $2.5 billion and $2.2 billion, respectively.

The carrying value of trading assets and trading liabilities approximates the following:


December 31 (Dollars in millions)                                   2000       1999
-----------------------------------------------------------------------------------
ENERGY TRADING ASSETS
      Unrealized gains on swaps and forwards                      $2,647     $1,244
      Due from trading counterparties                                684         63
      OTC commodity options purchased                                653        108
      Due from commodity clearing organization and clearing brokers   99        124
                                                                  -----------------
      Total                                                       $4,083     $1,539
-----------------------------------------------------------------------------------
ENERGY TRADING LIABILITIES
      Unrealized losses on swaps and forwards                     $2,590     $1,210
      OTC commodity options written                                  612         73
      Due to trading counterparties                                  417         82
                                                                  -----------------
      Total                                                       $3,619   $  1,365
-----------------------------------------------------------------------------------

Notional amounts do not necessarily represent the amounts exchanged by parties to the financial instruments and do not measure SET's exposure to credit or market risks. The notional or contractual amounts are used to summarize the volume of financial instruments, but do not reflect the extent to which positions may offset one another. Accordingly, SET is exposed to much smaller amounts.

The notional amounts of SET's financial instruments at December 31, 2000, were:

(Dollars in millions)                                          Total
--------------------------------------------------------------------
Forwards and commodity swaps                                 $45,656
Options written                                               13,799
Options purchased                                             13,496
Futures and exchange options                                   3,117
                                                          ----------
      Total                                                  $76,068
--------------------------------------------------------------------


Note 11.  PREFERRED STOCK OF SUBSIDIARIES

Pacific Enterprises

December 31 (Dollars in millions except call price)    Call Price      2000    1999
-----------------------------------------------------------------------------------
Cumulative preferred without par value:
$4.75 Dividend, 200,000 shares authorized and
    outstanding                                           $100.00       $20     $20
$4.50 Dividend, 300,000 shares authorized and
    outstanding                                           $100.00        30      30
$4.40 Dividend, 100,000 shares authorized and
    outstanding                                           $101.50        10      10
$4.36 Dividend, 200,000 shares authorized and
    outstanding                                           $101.00        20      20
$4.75 Dividend, 253 shares authorized and outstanding     $101.00         -       -
                                                       ----------------------------
      Total                                                             $80     $80
-----------------------------------------------------------------------------------

All or any part of every series of presently outstanding PE preferred stock is subject to redemption at PE's option at any time upon not less than 30 days' notice, at the applicable redemption price for each series, together with the accrued and accumulated dividends to the date of redemption. All series have one vote per share and cumulative preferences as to dividends. PE is authorized to issue 10,000,000 shares of Preferred Stock and 5,000,000 shares of Class A Preferred Stock. No shares of Class A Preferred Stock are outstanding.

SoCalGas

December 31 (Dollars in millions)                                      2000    1999
-----------------------------------------------------------------------------------
Not subject to mandatory redemption:
     $25 par value, authorized 1,000,000 shares
        6% Series, 28,134 shares outstanding                            $ 1     $ 1
        6% Series A, 783,032 shares outstanding                          19      19
     Without par value, authorized 10,000,000 shares                      -       -
                                                                      -------------
     Total                                                              $20     $20
-----------------------------------------------------------------------------------

None of SoCalGas' series of preferred stock is callable. All series have one vote per share and cumulative preferences as to dividends. On February 2, 1998, SoCalGas redeemed all outstanding shares of 7.75% Series Preferred Stock at a price per share of $25 plus accrued dividends. The total cost to SoCalGas was approximately $75.3 million.


SDG&E

December 31(Dollars in millions except call price)    Call Price      2000    1999
----------------------------------------------------------------------------------
Not subject to mandatory redemption
     $20 par value, authorized 1,375,000 shares:
        5% Series, 375,000 shares outstanding          $24.00          $ 8     $ 8
        4.50% Series, 300,000 shares outstanding       $21.20            6       6
        4.40% Series, 325,000 shares outstanding       $21.00            7       7
        4.60% Series, 373,770 shares outstanding       $20.25            7       7
     Without par value:
        $1.70 Series, 1,400,000 shares outstanding     $25.85           35      35
        $1.82 Series, 640,000 shares outstanding       $26.00           16      16
                                                     -----------------------------
     Total not subject to mandatory redemption                         $79     $79
                                                     -----------------------------
Subject to mandatory redemption
     Without par value: $1.7625 Series,
         1,000,000 shares outstanding                  $25.00          $25     $25
----------------------------------------------------------------------------------

All series of SDG&E's preferred stock have cumulative preferences as to dividends. The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation value at par, whereas the no-par-value preferred stock is nonvoting and has a liquidation value of $25 per share. SDG&E is authorized to issue 10,000,000 shares of no-par-value preferred stock (both subject to and not subject to mandatory redemption). All series are currently callable except for the $1.70 and $1.7625 series (callable in 2003). The $1.7625 Series has a sinking fund requirement to redeem 50,000 shares per year from 2003 to 2007; the remaining 750,000 shares must be redeemed in 2008.

Mandatorily Redeemable Trust Preferred Securities

On February 23, 2000, a wholly owned subsidiary trust of the company issued 8,000,000 shares of preferred stock in the form of 8.90-percent Cumulative Quarterly Income Preferred Securities, Series A (QUIPS). The QUIPS have cumulative preferences as to distributions, are nonvoting and have a par and liquidation value of $25 per share. Cash dividends are paid quarterly and the QUIPS mature on February 23, 2030, subject to extension to a date not later than February 23, 2049, and shortening to a date not earlier than February 23, 2015. The QUIPS are subject to mandatory redemption and the company has guaranteed payments to the extent that the trust does not have funds available to make distributions. The QUIPS are callable on or after February 23, 2005 and there are no sinking fund provisions. The QUIPS are reflected as "Mandatorily redeemable trust preferred securities" on the company's Consolidated Balance Sheets and cash dividend payments are shown as "Trust preferred distributions by subsidiary" on the company's Statements of Consolidated Income. Proceeds of this issuance, together with $500 million of long-term 7.95% notes due 2010 (see Note 5), were used to finance substantially all of the tender offer referred to in Note 12.

Note 12.  SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

The only difference between basic and diluted earnings per share is the effect of common stock options. For 2000, 1999 and 1998, the effect of dilutive options was equivalent to an additional 190,000; 308,000; and 701,000 shares, respectively. This had no effect on earnings per share.

This calculation excludes options covering 6.6 million shares for 2000, and 3.3 million shares for 1999 and 1998 for which the exercise price was greater than the shares' market price.

The company is authorized to issue 750,000,000 shares of no-par-value common stock and 50,000,000 shares of Preferred Stock. Excluding shares held by the ESOP, there were 201,927,524 shares of common stock outstanding at December 31, 2000, compared to 237,408,051 shares at December 31, 1999.

Tender Offer

On February 25, 2000, the company completed a self-tender offer, purchasing 36.1 million shares of its outstanding common stock at $20 per share. In March 2000, the company's board of directors authorized the optional expenditure of up to $100 million to repurchase additional shares of common stock from time to time in the open market or in privately negotiated transactions. Through December 31, 2000, the company acquired 162,000 shares under this authorization (all in July 2000). In 1998 the company repurchased $1 million of common stock. There were no common stock repurchases in 1999.

Note 13.  COMMITMENTS AND CONTINGENCIES

Natural Gas Contracts

The company buys natural gas under short-term and long-term contracts. Short-term purchases are from various Southwest U.S. and Canadian suppliers and are primarily based on monthly spot-market prices. SoCalGas and SDG&E transport gas under long-term firm pipeline capacity agreements that provide for annual reservation charges. SoCalGas and SDG&E recover such fixed charges in rates.

SoCalGas has commitments for firm pipeline capacity under contracts with pipeline companies that expire at various dates through 2006. In 1998, SoCalGas restructured its long-term commodity contracts with suppliers of California offshore and Canadian gas. These contracts expire at the end of 2003. SDG&E has long-term natural gas transportation contracts with various interstate pipelines which expire on various dates between 2007 and 2023.

SDG&E had been involved in negotiations and litigation with four Canadian suppliers concerning contract terms and prices related to long-term natural gas supply contracts. In 1999, SDG&E settled with the last of the four suppliers, terminating the contract. SDG&E continues to purchase natural gas from one of the suppliers under terms of the settlement agreement. SDG&E purchases natural gas on a spot basis to fill its additional long-term pipeline capacity. SDG&E intends to continue using the long-term pipeline capacity in other ways as well, including the transport of replacement natural gas and the release of a portion of this capacity to third parties.

In connection with the new natural gas franchise for Nova Scotia, the company plans to build and operate a natural gas system providing service to 78 percent of the 350,000 households in Nova Scotia. Construction began in October 2000. Total capital expenditures are estimated to be $700 million to $800 million over the next seven years. See Note 3 for additional information.

At December 31, 2000, the future minimum payments under natural gas contracts were:

                                       Storage and             Natural
(Dollars in millions)               Transportation                 Gas
----------------------------------------------------------------------

2001                                          $ 192             $1,376
2002                                            188                394
2003                                            191                279
2004                                            195                  -
2005                                            190                  -
Thereafter                                      249                  -
                                        ------------------------------

Total minimum payments                       $1,205             $2,049
----------------------------------------------------------------------

Total payments under the contracts were $1.6 billion in 2000, and $1.3 billion in 1999 and 1998.

Purchased-Power Contracts

SDG&E buys electric power under several long-term contracts. The contracts expire on various dates between 2001 and 2025. Prior to the electric rate ceiling described in Note 14, the above-market cost of contracts was recovered from virtually all of SDG&E's customers. In general, the market value of these contracts was recovered by bidding them into the California Power Exchange (PX) and receiving revenue from the PX for bids accepted. As of January 1, 2001, SDG&E no longer bid those contracts into the PX in compliance with a FERC order prohibiting sales to the PX. Since then those contracts have been used to serve customers. In late 2000, SDG&E entered into additional contracts to serve customers instead of buying all of its power from the PX. On January 17, 2001, the California Assembly passed a bill (AB
1) to allow the California Department of Water Resources (DWR) to purchase power under long-term contracts for the benefit of California consumers. For additional discussion of this matter see Note 14.

At December 31, 2000, the estimated future minimum payments under the long-term contracts were:


(Dollars in millions)
--------------------------------------------------------------------
2001                                                           $ 320
2002                                                             223
2003                                                             211
2004                                                             162
2005                                                             164
Thereafter                                                     2,295
                                                          ----------
Total minimum payments                                        $3,375
--------------------------------------------------------------------

The payments represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Total payments under the contracts were $257 million in 2000, $251 million in 1999 and $293 million in 1998.

Leases

The company has leases (primarily operating) on real and personal property expiring at various dates from 2001 to 2040. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 2 percent to 6 percent. The rentals payable under these leases are determined on both fixed and percentage bases, and most leases contain extension options which are exercisable by the company. The company also has long-term capital leases for its nuclear fuel and real property. Property, plant and equipment includes $92 million at December 31, 2000, and $83 million at December 31, 1999, related to these leases. The associated accumulated amortization is $55 million and $39 million, respectively.

At December 31, 2000, the minimum rental commitments payable in future years under all noncancellable leases were:

                                            Operating    Capitalized
(Dollars in millions)                          Leases         Leases
--------------------------------------------------------------------
2001                                             $ 61            $26
2002                                               61              6
2003                                               77              3
2004                                              124              3
2005                                              105              2
Thereafter                                        285              3
                                             -----------------------
Total future rental commitment                   $713             43
                                             -------------
Imputed interest (6% to 15%)                                      (6)
                                                           ---------
Net commitment                                                   $37
--------------------------------------------------------------------

During 2000, SER entered into agreements with a lessor to facilitate the development and leasing of several power generation projects. The lessor has an aggregate financing commitment from investors of $1.05 billion. SER, as construction agent for the lessor, is responsible for completing construction by specified completion dates. Upon completion of an individual project, SER is required to make lease payments to the lessor in an amount sufficient to provide a return to the investors. In 2005, SER has the option to extend the lease at fair market value, purchase the project at a fixed amount, or act as remarketing agent for the lessor to sell the project. If SER elects the remarketing option, it may be required to pay the lessor up to 85 percent of the project cost if the proceeds from remarketing are deficient to repay the investors.

Rent expense totaled $102 million in 2000, $108 million in 1999 and $105 million in 1998.

In connection with the quasi-reorganization described in Note 2, PE established reserves of $102 million to fair value operating leases related to its headquarters and other leases at December 31, 1992. The remaining amount of these reserves was $56 million at December 31, 2000. These leases are included in the above table.

Other Commitments and Contingencies

At December 31, 2000, the company had commitments of approximately $450 million for the development of power plant sites and the purchase of the related gas turbines.

At December 31, 2000, commitments for other capital expenditures were approximately $44 million.

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

In 1994, the CPUC approved the Hazardous Waste Collaborative Memorandum account allowing utilities to recover their hazardous waste costs, including those related to Superfund sites or similar sites requiring cleanup. Recovery of 90 percent of cleanup costs and related third-party litigation costs and 70 percent of the related insurance-litigation expenses is permitted. In addition, the company has the opportunity to retain a percentage of any insurance recoveries to offset the 10 percent of costs not recovered in rates. Environmental liabilities that may arise are recorded when remedial efforts are probable and the costs can be estimated.

The company's capital expenditures to comply with environmental laws and regulations were $4 million in 2000, $2 million in 1999 and $1 million in 1998. The increase in 2000 is due to the installation of emission-control equipment on SDG&E's Rainbow compressor facility and the increase in activity at SEI and SAG. Compliance with these regulations over the next five years is not expected to be significant. The company has been associated with various sites, which may require remediation under federal, state or local environmental laws. The company is unable to determine fully the extent of its responsibility for remediation of these sites until assessments are completed. Furthermore, the number of others that also may be responsible, and their ability to share in the cost of the cleanup, is not known.

The environmental issues currently facing the company or resolved during the latest three-year period include investigation and remediation of the California utilities' manufactured-gas sites (21 completed as of December 31, 2000, and 24 to be completed), asbestos and other cleanup at SDG&E's former fossil-fueled power plants (all sold in 1999 and actual or estimated cleanup costs included in the transactions), cleanup of third-party waste-disposal sites used by the company, which has been identified as a Potentially Responsible Party (investigations and remediations are continuing), and mitigation of damage to the marine environment caused by the cooling-water discharge from the San Onofre Nuclear Generating Station (the requirements for enhanced fish protection, a 150-acre artificial reef and restoration of 150 acres of coastal wetlands are in process).

As discussed in Note 14, restructuring of the California electric utility industry has changed the way utility rates are set and costs are recovered. In 1998, the CPUC modified the Hazardous Waste Collaborative mechanism by providing that electric-generation-related cleanup costs be included in transition-cost recovery. The effect of this decision is that SDG&E's costs of compliance with environmental regulations may not be fully recoverable.

Nuclear Insurance

SDG&E and the co-owners of SONGS have purchased primary insurance of $200 million, the maximum amount available, for public-liability claims. An additional $9.3 billion of coverage is provided by secondary financial protection required by the Nuclear Regulatory Commission and provides for loss sharing among utilities owning nuclear reactors if a costly accident occurs. SDG&E could be assessed retrospective premium adjustments of up to $36 million in the event of a nuclear incident involving any of the licensed, commercial reactors in the United States, if the amount of the loss exceeds $200 million. In the event the public-liability limit stated above is insufficient, the Price-Anderson Act provides for Congress to enact further revenue-raising measures to pay claims, which could include an additional assessment on all licensed reactor operators.

Insurance coverage is provided for up to $2.8 billion of property damage and decontamination liability. Coverage is also provided for the cost of replacement power, which includes indemnity payments for up to three years, after a waiting period of 12 weeks. Coverage is provided primarily through mutual insurance companies owned by utilities with nuclear facilities. If losses at any of the nuclear facilities covered by the risk-sharing arrangements were to exceed the accumulated funds available from these insurance programs, SDG&E could be assessed retrospective premium adjustments of up to $4 million.

Department Of Energy Decommissioning

The Energy Policy Act of 1992 established a fund for the decontamination and decommissioning of the Department of Energy (DOE) nuclear fuel enrichment facilities. Utilities which have used DOE enrichment services are being assessed a total of $2.3 billion, subject to adjustment for inflation, over a 15-year period ending in 2006. Each utility's share is based on its share of enrichment services purchased from the DOE through 1992. SDG&E's annual assessment is approximately $1 million. This assessment is recovered through SONGS revenue.

Department Of Energy Nuclear Fuel Disposal

The Nuclear Waste Policy Act of 1982 made the DOE responsible for the disposal of spent nuclear fuel. However, it is uncertain when the DOE will begin accepting spent nuclear fuel from SONGS. Continued delays by the DOE can lead to increased cost of disposal, which could be significant. If this occurs and the company is unable to recover the increased costs from the federal government or from its customers, the company's profitability from SONGS would be adversely affected.

Litigation

A recent lawsuit, which seeks class-action certification, alleges that Sempra Energy, SoCalGas, SDG&E and El Paso Energy Corp. acted to drive up the price of natural gas for Californians by agreeing to stop a pipeline project that would have brought new and cheaper natural gas supplies into California. The company believes the allegations are without merit.

Various recent lawsuits, which seek class-action certification and which are expected to be consolidated, allege that company subsidiaries unlawfully manipulated the electric-energy market. The company believes the allegations are without merit.

Except for the matters referred to above, neither the company nor its subsidiaries are party to, nor is their property the subject of, any material pending legal proceedings other than routine litigation incidental to their businesses. Management believes that these matters will not have a material adverse effect on the company's results of operations, financial condition or liquidity.

Electric Distribution System Conversion

Under a CPUC-mandated program and through franchise agreements with various cities, SDG&E is committed, in varying amounts, to converting overhead distribution facilities to underground. As of December 31, 2000, the aggregate unexpended amount of this commitment was approximately $100 million. Capital expenditures for underground conversions were $26 million in 2000, $20 million in 1999 and $17 million in 1998.

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

Supply/demand imbalances have caused a significant increase in the price of electricity and, although there is currently a temporary ceiling on the cost of electricity that SDG&E may pass on to its customers, once SDG&E is able to pass on these costs, the company may experience an increase in customer credit risk. Additional information on this issue is discussed in Note 14.

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

Note 14.  REGULATORY MATTERS

Electric Industry Restructuring

In 1996, California enacted legislation (AB 1890) restructuring
California's investor-owned electric utility industry. The legislation and related decisions of the CPUC were intended to stimulate competition and reduce electric rates.

As part of the framework for a competitive electric-generation market, the legislation established the PX. The PX served as a wholesale power pool to which the California IOUs were required to sell all of their power supply (including owned generation and purchased-power contracts) and, except to the extent otherwise authorized by the CPUC, from which they were required to buy all of the electricity needed to serve their retail consumers. The PX also purchased power from nonutility generators through an auction process intended to establish competitive market prices for the power that it sells to the IOUs.

The restructuring legislation also established a rate freeze on amounts that the IOUs could charge their customers. The rate freeze was designed to generate revenue levels assumed to be sufficient to provide the IOUs with a reasonable opportunity to recover, by December 31, 2001, their costs of generation and purchased power that are fixed and unavoidable and included in customer rates. Certain costs such as those related to purchased-power contracts (including those with qualifying facilities) may be recovered beyond December 31, 2001. The rate freeze was to end as to each utility when it completed recovery of the costs, but in no event later than March 31, 2002.

In June 1999, SDG&E completed the recovery of its stranded costs, other than the future above-market portion of its purchased-power contracts that were in effect at December 31, 1995, and SONGS costs, both of which will continue to be collected in rates. Recovery of the other costs was effected by, among other things, the sale of SDG&E's fossil power plants and combustion turbines during the quarter ended June 30, 1999. Therefore, SDG&E is no longer subject to the rate freeze imposed by AB 1890.

With the rate freeze no longer applicable, SDG&E lowered its base rates (the portion of its rates not attributable to electric-commodity costs) and began to pass through to its customers, without markup, the cost of electricity purchased from the PX. SDG&E's overall rates were lower than during the rate freeze, but they also became subject to fluctuation with the actual cost of electricity purchases.

A number of factors, including supply/demand imbalances, resulted in abnormally high electric-commodity prices beginning in mid-2000, which caused SDG&E's monthly customer bills to be substantially higher than normal. These conditions and the resultant abnormally high electric-commodity prices continued into 2001. During the second half of 2000, the average electric-commodity cost was 15.51 cents/kWh (compared to 4.15 cents/kWh in the second half of 1999). In December 2000, the average was 17.91 cents/kWh (compared to 3.73 cents/kWh in December
1999).

These higher prices were initially passed through to SDG&E's customers and resulted in customer bills that in most cases were double or triple those from the prior year. This resulted in legislative and regulatory responses.

California Assembly Bill 265 (AB 265), enacted in September 2000, imposes a ceiling of 6.5 cents/kWh on the cost of the electric commodity that SDG&E may pass on to its small-usage customers on a current basis. Customers covered under the commodity rate ceiling generally include residential, small-commercial and lighting customers. This is a "floating cap" that can float downward as prices decrease, but cannot exceed actual commodity costs without the permission of the CPUC. The ceiling, retroactive to June 1, 2000, extends through December 31, 2002, and may be extended through December 31, 2003, if the CPUC determines that it is in the public interest to do so. The legislation also provides for the future recovery of undercollections (the cost of electricity purchased by SDG&E that cannot be passed on to customers on a current basis) resulting from the reasonable and prudent costs of procuring the commodity. In accordance with AB 265, the CPUC is examining the prudence and reasonableness of SDG&E's procurement of wholesale energy on behalf of its customers for the period July 1999 through August 2000. A decision is expected in the third quarter of 2001. Based upon historical experience with the CPUC, SDG&E recorded a $50 million pretax charge during the third quarter of 2000 related to the recent legislative and regulatory actions associated with power acquisition costs.

SDG&E accumulates the amount that it pays for electricity in excess of the ceiling rate (the undercollected costs) in an interest-bearing balancing account. SDG&E expects to amortize these amounts, together with interest, in rates charged to customers following the end of the ceiling period. Due to their long-term nature, these undercollected costs are classified as a noncurrent regulatory asset on the company's Consolidated Balance Sheets. The undercollection was $447 million at December 31, 2000 and $605 million at January 31, 2001. The rate ceiling materially and adversely affects the timing of SDG&E's revenue collections and related cash flows. The rate at which the undercollected costs accumulate will depend primarily upon the effects of the recently enacted AB 1 discussed under "Purchased Power Contracts" in Note 13 and below under "Recent State of California Actions," and other legislative and regulatory developments, wholesale prices for electric power and, to a lesser extent, variations in the volume of electricity used by SDG&E's customers (which is significantly affected by seasonal and other temperature variations) and the availability, price and use of longer-term fixed-price purchase contracts. Because of these and many other factors, the amount of undercollected costs that will accumulate in future periods cannot be estimated with any reasonable certainty. However, as discussed below under "Recent State of California Actions," AB1 could end material growth in SDG&E's cost undercollections.

The rate ceiling has materially and adversely affected SDG&E's revenue collections and its related cash flows and liquidity. SDG&E has fully drawn upon substantially all of its short-term credit facilities. Its ability to access the capital markets and obtain additional financing has been substantially impaired by the financial distress being experienced by other California IOUs as well as by lender uncertainties concerning California utility regulation generally and the rapid growth of utility cost undercollections.

On January 24, 2001, SDG&E filed an application with the CPUC requesting a temporary 2.3 cents/kWh electric rate surcharge, subject to refund, beginning March 1, 2001. The surcharge is intended to provide SDG&E with continued access to financing on commercially reasonable terms by managing the growth of SDG&E's undercollected power costs and to provide for the amortization of the undercollections in customer rates. SDG&E's application also renews a previous request that the CPUC freeze the commodity rate SDG&E can charge its customers at 6.5 cents/kWh instead of using that rate as a ceiling. SDG&E is unable to predict the amount, if any, of the request that the CPUC would grant, or when it would issue a decision. The CPUC has deferred this proceeding pending resolution of the broader issues related to the state-wide high costs.

FERC Actions

On November 1, 2000, the FERC reported its findings from its formal investigation of the electric rates and structure of the ISO/PX, as well as of market-based sellers in the California market. The investigation found no specific abuse of market power by individual generators and determined that constraints within the market structure, such as hedging restrictions imposed by the CPUC, and a long-term shortage of power in the state, resulted in the high electric-commodity prices. Federal regulators proposed several remedies to fix California's flawed market, but stated that past profits from generators and traders could not be ordered refunded to customers. The FERC did state that the high short-term energy rates during the summer of 2000 were "unjust and unreasonable" and left the door open to future customer refunds should specific instances of market abuses be uncovered. The report proposed various remedies and on December 15, 2000, the FERC issued an order adopting these remedies. Among other things, the order allows the California IOUs to buy and sell power outside the PX to afford the IOUs more favorable pricing, to replace the ISO/PX stakeholder governing boards with independent boards, and to require market buyers to schedule 95 percent of their transactions in the day-ahead markets to reduce the over-reliance on the real-time market to meet supply.

The order fails to require sellers to enter into forward contracts at reasonable prices, fails to provide an effective price cap and does not address issues associated with retroactive refund and retroactive remedial authority issues. The IOUs have requested a rehearing, which is pending, of the FERC's decision based on insufficiency of remedies for the wholesale electric market situation.

In connection with reaction to the FERC order, the PX suspended its trading operations on January 31, 2001.

PX/ISO Billings

Although it has experienced substantial undercollections of its costs of purchasing electricity for its customers, SDG&E has nonetheless remained current in paying for its electricity purchases as well as its other payment obligations. However, on February 9, 2001, SDG&E received a "charge-back" billing of $29 million relating to a default by another California utility in paying for power purchased by the other utility from the Independent System Operator (ISO) that schedules power transactions and access to the transmission system. SDG&E believes the charge-back is improper under applicable tariffs. SDG&E and other recipients of the charge-back billings have obtained an order preventing their collection pending the outcome of litigation contesting the charges.

SDG&E may receive additional charge-back billings in respect to defaults in electricity purchase payments by other California IOUs in paying for electricity purchased from the ISO and the PX. It also expects that it may receive billings for its own purchases of electricity from the PX that do not reflect proper compliance by the PX with wholesale price caps ordered by the FERC. These billings are expected to cease in March 2001, since SDG&E is no longer selling electricity to the PX. SDG&E will contest all such billings to the extent that it believes they are inconsistent with applicable tariffs and orders.

Recent State of California Actions

Federal and California officials met with power generators, marketers and utility representatives several times in January 2001 to try to end California's power crisis. The parties conceptually agreed that, among other things, the state of California would buy electricity through long-term contracts at reduced rates, which it would resell to consumers. In order to implement these plans, the California Legislature passed AB 1, signed by the governor on February 1, 2001, to allow the DWR to purchase power via long-term contracts for resale to consumers. The bill authorizes the DWR to enter into long-term contracts of up to 10 years to purchase power and to sell it to consumers at not more than the acquisition costs. This authority ends on December 31, 2002. Repayment will come from utility customers' monthly bills. The bill also authorizes funds from the state's general fund for immediate power purchases and authorizes the DWR to issue up to $10 billion in revenue bonds to purchase power. Ratepayers will pay off these advances and bonds over time. The law also encourages energy conservation by prohibiting higher rates for customers that do not exceed 130 percent of a baseline allotment for energy consumption and setting penalties for businesses that don't reduce their outside lighting. The first state power auction was held in January 2001. In early February 2001, the DWR announced agreements on contracts totaling about 5,000 megawatts and ranging from three years to 10 years. The state is expected to purchase about one-third of the electricity used by the IOUs' customers. Also in early February 2001, the CPUC approved emergency regulations for delivery and payment mechanisms for the sale of electricity procured by the DWR. In an interim agreement between the DWR and SDG&E, effective February 7, 2001, the DWR is purchasing the entire portion of the power used by SDG&E customers that is not provided by SONGS or SDG&E's existing contracts.

SDG&E believes that the DWR's purchase of all of SDG&E's power needs would end material growth in SDG&E's cost undercollections. To the extent that the DWR does not purchase all of SDG&E's power needs, SDG&E may be required to begin again making purchases and to purchase any shortfall at market prices for resale to its customers at SDG&E's ceiling rate (which remains unchanged by the legislation) with any related undercollection continuing to increase SDG&E's total undercollected costs.

The California Legislature continues to remain in emergency session to address the California energy crisis. Various legislative and other proposals that would significantly affect the structure of California's electric industry, the rates that SDG&E and other IOUs may charge their customers and the ability of the utilities to purchase electricity for their customers, and to finance and recover undercollected costs have been advanced. Among these proposals is that of the Governor that would, among other things, have the state of California purchase the IOUs' transmission systems for amounts at least equal to their net book value to provide the IOUs with funds to mitigate the situation. SDG&E has been having discussions with representatives of the governor concerning the possibility of such a transaction and what its terms might be. There is no assurance that these discussions will result in a sale of the transmission assets. SDG&E would consider entering into such a transaction only if the sales price and conditions of the sale and of future operating arrangements are reasonable.

Credit Ratings

Although the credit ratings of the company and SDG&E have not changed, California regulatory uncertainties have led the major credit-rating agencies to change their rating outlooks on most of the company's and SDG&E's securities to negative.

SDG&E Liquidity and Capital Resources

The rate ceiling has materially and adversely affected SDG&E's revenue collections and its related cash flows and liquidity. SDG&E has fully drawn upon substantially all of its short-term credit facilities. Its ability to access the capital markets and obtain additional financing has been substantially impaired by the financial distress being experienced by other California IOUs as well as by lender uncertainties concerning California utility regulation generally and the rapid growth of utility cost undercollections.

Continued purchases by the DWR for resale to SDG&E's customers of substantially all of the electricity that would otherwise be purchased by SDG&E or dramatic decreases in wholesale electricity prices, favorable action by the CPUC on SDG&E's electric-rate-surcharge application and SDG&E's access to the capital markets are required to manage and finance SDG&E's cost undercollections and provide adequate liquidity.

Effect On Other Subsidiaries

Other company subsidiaries have significant receivables from the other IOUs and from the PX/ISO. The collection of these receivables could be dependent on satisfactory resolution of the financial difficulties being experienced by those IOUs as a result of the California electric industry problem discussed above. In addition, the company's ability to fund its subsidiaries' capital expenditure program and liquidity requirements are significantly affected by the company's credit ratings and related ability to obtain financing on commercially reasonable terms. Also see "Natural Gas" below.

Natural Gas

Supply/demand imbalances are affecting the price of natural gas in California more than in the rest of the country because of California's dependence on natural gas fired electric generation due to air-quality considerations. The average price of natural gas at the California/Arizona (CA/AZ) border was $6.25/mmbtu in 2000, compared with $2.33/mmbtu in 1999. On December 11, 2000, the average spot cash gas price at the CA/AZ border reached a record high of $56.91/mmbtu. Underlying the high natural gas prices are several factors, including the increase in natural gas throughput for electric generation (a 40-percent increase in Southern California compared to 1999), colder winter weather and reduced natural gas supply resulting from historically low storage levels, lower natural gas production and a major pipeline rupture. In December 2000, SDG&E and SoCalGas filed separately with the FERC for a reinstitution of price caps on short-term interstate capacity to the CA/AZ border and between the interstate pipelines and California's local distribution companies, effective until March 31, 2001. The California utilities requested that, if the price of natural gas sold into California exceeds 150 percent of the national average, the price should be capped at that level, plus FERC-imposed transportation costs. The FERC responded by issuing extensive data requests, but has not otherwise acted on the requests.

On January 18, 2001, Pacific Gas and Electric Company (PG&E) filed an emergency application with the CPUC requesting that SoCalGas be ordered to purchase natural gas or supply available natural gas to meet PG&E's core procurement needs. Some of PG&E's suppliers are declining to sell natural gas to PG&E due to its poor credit rating. Although SoCalGas has agreed to supply a limited amount of natural gas to PG&E through March 31, 2001 (secured by PG&E customer receivables), it is still urging rejection of the request which, if approved, could severely jeopardize SoCalGas' ability to serve its own customers because of cash flow considerations.

Restructuring Of Electric Distribution

Thus far, the CPUC's electric industry restructuring has been confined to generation. Transmission and distribution have remained subject to traditional cost-of-service regulation. However, the CPUC is exploring the possibility of opening up electric distribution to competition. A CPUC staff report on this issue was submitted to the CPUC in July 2000, with dissenting opinions recommending against changing electric distribution regulation at this time due to the current state of electric industry restructuring. A proposed decision is expected in mid-2001.

Gas Industry Restructuring

The natural gas industry experienced an initial phase of restructuring during the 1980s by deregulating natural gas sales to noncore customers. In January 1998, the CPUC released a staff report initiating a project to assess the current market and regulatory framework for California's natural gas industry. The general goals of the plan are to consider reforms to the current regulatory framework emphasizing market-oriented policies benefiting California's natural gas consumers.

In July 1999, after hearings, the CPUC issued a decision stating which natural gas regulatory changes it found most promising, encouraging parties to submit settlements addressing those changes, and providing for further hearings if necessary.

In October 1999, the state of California enacted a law (AB 1421) which requires that natural gas utilities provide "bundled basic gas service" (including transmission, storage, distribution, purchasing, revenue-cycle services and after-meter services) to all core customers, unless the customer chooses to purchase natural gas from a nonutility provider. The law prohibits the CPUC from unbundling most distribution-related natural gas services (including meter reading) and after-meter services (including leak investigation, inspecting customer piping and appliances, pilot relighting and carbon monoxide investigation) for core customers. The objective is to preserve both customer safety and customer choice.

Between late 1999 and April 2000, several conflicting settlement proposals were filed by various groups of parties that addressed the changes the CPUC found promising in July 1999. The principal issues in dispute included: whether firm, tradable rights to capacity on SoCalGas' major gas transmission lines should be created, with SoCalGas at risk for market demand for the recovery of the cost of these facilities; the extent to which SoCalGas' storage services should be further unbundled and SoCalGas be put at greater risk for recovery of storage costs; the manner in which interstate pipeline capacity held by SoCalGas to serve core markets should be allocated to core customers who purchase gas from energy service providers other than SoCalGas; and the recovery of the utilities' costs to implement whatever regulatory changes are adopted. Additional proposals included improving the access of energy service providers to sell natural gas supply to core customers of SoCalGas and SDG&E.

Certain parties contend that the restructuring process is an appropriate venue for addressing whether SoCalGas should refund retroactively to September 1999 the cost in rates of ownership and operation of one of SoCalGas' storage fields. SoCalGas actively opposes this proposal and the propriety of this venue for its resolution. In November 2000, these parties entered into a settlement with SoCalGas in a related CPUC proceeding that provides for no retroactive refund of the cost in rates of this field. This settlement is pending CPUC approval.

Hearings in the restructuring case were held in mid-2000 and a Proposed Decision (PD) was released in November 2000. A CPUC decision is expected in 2001. The PD does not recommend adoption of shareholder absorption of stranded interstate pipeline costs or retroactive refund of any amount related to the storage field. The PD recommends some, but not all, of the changes proposed by the California utilities. If adopted, the PD is not expected to have a negative earnings impact on the California utilities.

Performance-Based Regulation (PBR)

In recent years, the CPUC has directed utilities to use PBR. To promote efficient operations and improved productivity and to move away from reasonableness reviews and disallowances, PBR has replaced the general rate case and certain other regulatory proceedings for both SoCalGas and SDG&E. Under PBR, regulators generally require future income potential to be tied to achieving or exceeding specific performance and productivity measures, as well as cost reductions, rather than relying solely on expanding utility plant in a market where a utility already has a highly developed infrastructure.

The utilities' PBR mechanisms are in effect through December 31, 2002, at which time the mechanisms will be updated. That update will include, among other things, a reexamination of the companies' reasonable costs of operation in 2003 to be allowed in rates. Key elements of the current mechanisms include an annual indexing mechanism that adjusts rates by the inflation rate less a productivity factor and other adjustments to accommodate major unanticipated events, a sharing mechanism with customers that applies to earnings that exceed the authorized rate of return on rate base, rate refunds to customers if service quality deteriorates or awards if service quality exceeds set standards, and a change in authorized rate of return and customer rates if interest rates change by more than a specified amount. The SoCalGas rate change is triggered if the 12-month trailing average of actual market interest rates increases or decreases by more than 150 basis points and is forecasted to continue to vary by at least 150 basis points for the next year. The SDG&E rate change is triggered by a six-month trailing average and a 100-basis-point change in interest rates. If this occurs, there would be an automatic adjustment of rates for the change in the cost of capital according to a formula which applies a percentage of the change to various capital components.

Comprehensive Settlement Of Natural Gas Regulatory Issues

In July 1994, the CPUC approved a comprehensive settlement for SoCalGas (Comprehensive Settlement) of a number of regulatory issues, including rate recovery of a significant portion of the restructuring costs associated with certain long-term gas-supply contracts. In addition to the supply issues, the Comprehensive Settlement addressed the following other regulatory issues:

**Noncore revenues were governed by the Comprehensive Settlement through July 31, 1999. This treatment was replaced by the 1999
Biennial Cost Allocation Proceeding (BCAP), which went into effect on June 1, 2000. The CPUC's decision on the 1999 BCAP allows balancing account treatment for 75 percent of noncore revenues.

**The Gas Cost Incentive Mechanism (GCIM) for evaluating SoCalGas' natural gas purchases substantially replaced the previous process of reasonableness reviews. GCIM compares SoCalGas' cost of natural gas with a benchmark level, which is the average price of 30-day firm spot supplies in the basins in which SoCalGas purchases natural gas. The mechanism permits full recovery of all costs within a tolerance band above the benchmark price and refunds all savings within a tolerance band below the benchmark price. The costs or savings outside the tolerance band are shared equally between customers and shareholders. The CPUC approved the use of natural gas futures for managing risk associated with the GCIM. SoCalGas enters into natural gas futures contracts in the open market on a limited basis to mitigate risk and better manage natural gas costs.

In 1998 the CPUC approved GCIM-related shareholder awards to SoCalGas totaling $13 million. On June 8, 2000, the CPUC approved an $8 million award for the year ended March 31, 1999, and deferred its decision regarding extending the GCIM beyond March 31, 2000 until an evaluation is performed by its staff. On January 4, 2001, the CPUC's Energy Division issued its evaluation report recommending the continuation of the GCIM with modifications. A CPUC decision is expected by September 2001.

In June 2000, SoCalGas filed its annual GCIM application with the CPUC, requesting an award of $10 million for the year ended March 31, 2000. On October 30, 2000, the CPUC's Office of Ratepayer Advocates recommended approval of the award and the extension of the GCIM beyond March 31, 2000, with certain modifications to the tolerance band and benchmark price. A CPUC decision is expected by September 2001.

Biennial Cost Allocation Proceeding

On November 4, 1999, the CPUC revised its previous decision on SoCalGas' 1996 BCAP, shifting $88 million of pipeline surcharges from the pipeline capacity relinquishments to noncore customers. The noncore customer rate impact of the decision is mitigated by overcollections in the regulatory accounts and is reflected in the rates adopted in the final 1999 BCAP decision.

On April 20, 2000, the CPUC issued a decision on the 1999 BCAP, adopting overall decreases in natural gas revenues of $210 million for SoCalGas and $37 million for SDG&E for transportation rates effective June 1, 2000. For SoCalGas, there is a return to 75/25 (customer/shareholder) balancing account treatment for noncore transportation revenues, excluding certain transactions. In addition, unbundled noncore storage revenues are balanced 50/50 between customers and shareholders. Since the decreases reflect anticipated changes in corresponding costs, they have no effect on net income.

Cost Of Capital

For 2001, SoCalGas is authorized to earn a rate of return on common equity (ROE) of 11.6 percent and a 9.49 percent return on rate base
(ROR), the same as in 2000 and 1999, unless interest-rate changes are large enough to trigger an automatic adjustment as discussed above under "Performance-Based Regulation." For SDG&E, electric industry restructuring has changed the method of calculating the utility's annual cost of capital. In June 1999, the CPUC adopted a 10.6 percent ROE and an 8.75 percent ROR for SDG&E's electric distribution and natural gas businesses. These rates remain in effect for 2000 and 2001. The electric-transmission cost of capital is determined under a separate FERC proceeding. SDG&E is required by its last cost of capital proceeding to file an application on or before May 8, 2001, proposing revisions to its authorized ROE, ROR and capital structure, to be in effect for 2002. The application will, among other things, consider the recent and ongoing financial impacts on SDG&E of electric industry restructuring.

Integration Of Core Gas Purchase Functions

On January 11, 2001, SoCalGas and SDG&E filed an application with the CPUC to integrate their natural gas purchasing departments. The filing calls for a single natural gas acquisition group to purchase natural gas for the two utilities' core gas customers by using their pooled gas portfolio assets. These assets include storage, interstate capacity and natural gas supply contracts. The two utilities would charge their core customers the same natural gas commodity rate from the diversified portfolio. The change would bring increased efficiency to the utilities' core gas purchase functions. The filing requests that this change be effective November 1, 2001. A CPUC decision is not expected until October 2001.

Note 15.  SEGMENT INFORMATION

The company, primarily an energy services company, has three separately managed reportable segments comprised of SoCalGas, SDG&E and SET. The two utilities operate in essentially separate service territories under separate regulatory frameworks and rate structures set by the CPUC. SDG&E provides electric and natural gas service to San Diego and southern Orange counties. SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California. SET is based in Stamford, Connecticut, and is engaged in wholesale trading and marketing of natural gas, power and petroleum in the United States, Canada, Europe and Asia. The accounting policies of the segments are the same as those described in Note 2, and segment performance is evaluated by management based on reported net income. Intersegment transactions generally are recorded the same as sales or transactions with third parties. Utility transactions are primarily based on rates set by the CPUC and FERC.

For the years ended December 31 (Dollars in millions)        2000     1999     1998
-----------------------------------------------------------------------------------
OPERATING REVENUES
Southern California Gas                                    $2,854   $2,569   $2,427
San Diego Gas & Electric                                    2,671    2,207    2,249
Sempra Energy Trading                                         795      450      110
Intersegment revenues                                        (65)     (72)     (59)
All other                                                     782      206      254
                                                         --------------------------
     Total                                                 $7,037   $5,360   $4,981
                                                         --------------------------
INTEREST REVENUE
Southern California Gas                                      $ 27     $ 16      $ 4
San Diego Gas & Electric                                       51       40       31
Sempra Energy Trading                                           8        3        3
All other interest                                           (18)     (26)        2
     Total interest                                            68       33       40
Sundry income (loss)                                           38       17     (25)
                                                         --------------------------
     Total other income                                     $ 106     $ 50     $ 15
                                                         --------------------------
DEPRECIATION AND AMORTIZATION
Southern California Gas                                     $ 263    $ 260    $ 254
San Diego Gas & Electric (See Note 14)                        210      561      603
Sempra Energy Trading                                          32       29       25
All other                                                      58       29       47
                                                         --------------------------
     Total                                                  $ 563    $ 879    $ 929
                                                         --------------------------
INTEREST EXPENSE
Southern California Gas                                      $ 74     $ 60     $ 80
San Diego Gas & Electric                                      118      120      106
Sempra Energy Trading                                          18       15        5
All other                                                      76       34        6
                                                         --------------------------
     Total                                                  $ 286    $ 229    $ 197
                                                         --------------------------
INCOME TAX EXPENSE (BENEFIT)
Southern California Gas                                     $ 183    $ 182    $ 128
San Diego Gas & Electric                                      144      126      142
Sempra Energy Trading                                          63      (7)      (9)
All other                                                   (120)    (122)    (123)
                                                         --------------------------
     Total                                                  $ 270    $ 179    $ 138
                                                         --------------------------
NET INCOME
Southern California Gas                                     $ 206    $ 200    $ 158
San Diego Gas & Electric                                      145      193      185
Sempra Energy Trading                                         155       19     (13)
All other                                                    (77)     (18)     (36)
                                                         --------------------------
     Total                                                  $ 429    $ 394    $ 294
-----------------------------------------------------------------------------------

At December 31 or for the years then ended                   2000     1999     1998
(Dollars in millions)
-----------------------------------------------------------------------------------
ASSETS
     Southern California Gas                               $4,116  $ 3,452  $ 3,834
     San Diego Gas & Electric                               4,734    4,366    4,257
     Sempra Energy Trading                                  4,689    1,981    1,400
     All other                                              2,073    1,325      965
                                                        ---------------------------
       Total                                              $15,612  $11,124  $10,456
                                                        ---------------------------
CAPITAL EXPENDITURES
     Southern California Gas                                $ 198    $ 146    $ 128
     San Diego Gas & Electric                                 324      245      227
     Sempra Energy Trading                                     22       26        -
     All other                                                215      172       83
                                                        ---------------------------
       Total                                               $ 759     $ 589    $ 438
                                                        ---------------------------
GEOGRAPHIC INFORMATION
Long-lived assets:
     United States                                       $ 6,080   $ 5,857  $ 5,849
     Latin America                                           911       701      140
     Canada                                                   23         -        -
                                                        ---------------------------
       Total                                             $ 7,014   $ 6,558  $ 5,989
                                                        ---------------------------
OPERATING REVENUES
     United States                                       $ 6,700   $ 5,280  $ 4,974
     Latin America                                           154        16        7
     Europe                                                  158        62        -
     Canada                                                   14         2        -
     Asia                                                     11         -        -
                                                        ---------------------------
       Total                                             $ 7,037   $ 5,360  $ 4,981
-----------------------------------------------------------------------------------


Quarterly Financial Data (Unaudited)

Quarter ended (Dollars in millions
except per-share amounts)             March 31   June 30  September 30  December 31
-----------------------------------------------------------------------------------
2000
Revenues and other income               $1,460   $ 1,530       $ 1,832       $2,321
Operating expenses                       1,206     1,295         1,605        2,053
                                      ---------------------------------------------
Income before interest and income taxes  $ 254     $ 235         $ 227        $ 268
                                      ---------------------------------------------
Net income                                $113     $ 110         $ 110         $ 95
Average common shares outstanding
       (diluted)                         228.4     201.5         201.5        202.7
Net income per common share (diluted)   $ 0.49    $ 0.55        $ 0.55       $ 0.47
-----------------------------------------------------------------------------------
1999
Revenues and other income               $1,186    $1,512       $ 1,246       $1,466
Operating expenses                         966     1,375           998        1,269
                                      ---------------------------------------------
Income before interest and income taxes  $ 220     $ 137         $ 248        $ 197
                                      ---------------------------------------------
Net income                                $ 99      $ 82         $ 108        $ 105
Average common shares outstanding
       (diluted)                         237.4     237.5         237.8        237.6
Net income per common share (diluted)   $ 0.42     $0.35        $ 0.45        $0.44
-----------------------------------------------------------------------------------
The sum of the quarterly amounts does not equal the annual total due to rounding. Reclassifications have been made to certain of the amounts since they were presented in the Quarterly Reports on Form 10-Q.

QUARTERLY COMMON STOCK DATA (UNAUDITED)
                       First Quarter  Second Quarter  Third Quarter  Fourth Quarter
-----------------------------------------------------------------------------------
2000
Market price
       High               $19 1/4            $19 1/4            $21         $24 7/8
       Low                 16 1/4             16 3/16            17          19 3/8
Dividends
       Declared             $0.25               $0.25         $0.25           $0.25
-----------------------------------------------------------------------------------
1999
Market price
       High                   $26             $24 7/8       $23 3/16        $21 3/4
       Low                 19 1/8              18 1/2             20         17 1/8
Dividends
       Declared             $0.39               $0.39          $0.39          $0.39
-----------------------------------------------------------------------------------