Form 10-K, Exhibit 13
period 2006-12-31
SEMPRA ENERGY
filed 2007-02-23
CIK 1032208

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This section of the 2006 Annual Report includes management's discussion and analysis of operating results from 2004 through 2006, and provides information about the capital resources, liquidity and financial performance of Sempra Energy and its subsidiaries (collectively referred to as "the company"). This section also focuses on the major factors expected to influence future operating results and discusses investment and financing activities and plans. It should be read in conjunction with the Consolidated Financial Statements included in this Annual Report.

OVERVIEW

Sempra Energy

Sempra Energy is a Fortune 500 energy services holding company. Its business units provide electric, natural gas and other energy products and services to its customers. Operations are divided into the Sempra Utilities and Sempra Global, as described below.

Sempra Energy
Sempra Utilities
Sempra Global
Southern California Gas
San Diego Gas & Electric
Sempra Commodities
Sempra Generation
Sempra LNG
Sempra Pipelines & Storage

Summary descriptions of the operating business units are provided below and further detail is provided throughout this section of the Annual Report.

Major 2006 events, some of which may also affect future years, (and the page number where each is discussed) include the following:

•

The 2006 sales of Sempra Generation's Twin Oaks Power plant (Twin Oaks); its Energy Services and Facilities Management businesses; and Sempra Energy Production Company (SEPCO), its exploration and production subsidiary (70);

•

Sale of the Topaz Power Partners (Topaz) power plants in July 2006 (68);

•

The 2006 decisions to sell Sempra Pipelines & Storage's investments in its two Argentine natural gas companies (67), and its domestic natural gas distribution companies, Bangor Gas and Frontier Energy (70);

•

Continued development of the liquefied natural gas (LNG) business (64);

•

Sempra Generation's transfer of the Palomar power plant to San Diego Gas & Electric Company (SDG&E) (102); and

•

Settlements of certain litigation, subject to court approvals (107).

The Sempra Utilities

Southern California Gas Company (SoCalGas) and SDG&E (collectively, the Sempra Utilities) serve 23 million consumers from California's Central Valley to the Mexican border. Natural gas service is provided throughout Southern California and portions of central California through 6.4 million meters. Electric service is provided throughout San Diego County and portions of Orange County, both in Southern California, through 1.4 million meters.

Sempra Global

Sempra Global is a holding company for most of the subsidiaries of Sempra Energy other than the Sempra Utilities. Sempra Global's principal subsidiaries provide the following energy-related products and services:

•

Sempra Commodities is primarily a wholesale and retail trader of physical and financial products, including natural gas, power, petroleum and petroleum products, and other commodities; and also is a trader and wholesaler of base metals;

•

Sempra Generation owns and operates power plants;

•

Sempra LNG is developing receipt terminals for the importation of LNG and has an agreement to supply natural gas to Mexico's government-owned electric utility; and

•

Sempra Pipelines & Storage develops and owns natural gas pipelines and storage facilities in the United States and Mexico, and holds interests in companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. In 2006, the company decided to sell its interests in the Argentine utilities, as discussed in Note 3 of the notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

Overall Operations

Net income was $1.4 billion in 2006, a 53% increase over 2005, and diluted earnings per share was $5.38, an increase of 47%, as described below. The increase in net income and diluted earnings per share was primarily due to Sempra Generation's asset sales and lower litigation expense, offset by the impairment of Sempra Pipelines & Storage's Argentine investments. The smaller percentage increase in diluted earnings per share was due primarily to the higher weighted-average number of shares outstanding primarily resulting from the additional shares of common stock issued in mid-2005 in settlement of the equity unit contracts discussed in Note 12 of the notes to Consolidated Financial Statements.

The following table shows net income and diluted earnings per share for each of the last five years.

(Dollars in millions, except per share amounts)	Net Income	Diluted Earnings Per Share
2006	$ 1,406	$ 5.38
2005	$ 920	$ 3.65
2004	$ 895	$ 3.83
2003	$ 649	$ 3.03
2002	$ 591	$ 2.87

Comparison of Earnings

To assist the reader in understanding the trend of earnings, the following table summarizes the major unusual factors affecting net income and operating income in 2006, 2005 and 2004. The numbers in parentheses are the page numbers where each 2006 item is discussed.

	Net Income			Operating Income
(Dollars in millions)	2006	2005	2004	2006	2005	2004
Reported amounts	$1,406	$920	$895	$1,785	$1,089	$1,272

Unusual items:
Discontinued operations (70):
Loss (income) from operations	27	(16)	18	--	--	--
Loss (gain) on disposal	(342)	9	2	--	--	--
Gain on sale of Topaz power plants (68)	(204)	--	--	--	--	--
Impairment of investments at Sempra Pipelines & Storage (67)	221	--	--	--	--	--
California energy crisis litigation (108)	18	311	84	24	508	140
Resolution of prior years' income tax issues (11)	(45)	(156)	(56)	--	--	--
Other regulatory matters (12)	(25)	(24)	(55)	(39)	(33)	(51)
Tax on repatriation (15)	24	--	--	--	--	--
Turbine impairments	--	38	--	--	63	--
DSM[1] awards settlement	--	(31)	--	--	(49)	--
Sempra Commodities' gain on sale of natural gas storage facilities	--	(41)	--	--	(67)	--
South Bay charitable contribution deduction	--	(23)	--	--	(23)	--
Gains on sale of SoCalGas' partnership property and on partial sale of Luz del Sur	--	--	(14)	--	--	(15)
Resolution of vendor disputes in Argentina	--	--	(12)	--	--	--
Gain on settlement of Cameron liability	--	--	(8)	--	--	--
	$1,080	$987	$854	$1,770	$1,488	$1,346
[1]Demand side management (DSM)

Net Income (Loss) by Business Unit

	Years ended December 31,
(Dollars in millions)	2006		2005		2004
Sempra Utilities
Southern California Gas Company *	$223	16%	$211	23%	$232	26%
San Diego Gas & Electric Company *	237	17	262	28	208	23
Total Sempra Utilities	460	33	473	51	440	49

Sempra Global
Sempra Commodities	504	36	460	50	320	36
Sempra Generation **	375	27	149	16	132	15
Sempra Pipelines & Storage **	(165)	(12)	64	7	64	7
Sempra LNG	(42)	(3)	(25)	(3)	(8)	(1)
Total Sempra Global	672	48	648	70	508	57

Parent and other ***	(41)	(3)	(208)	(22)	(33)	(4)
Income from continuing operations	1,091	78	913	99	915	102
Discontinued operations, net of income tax	315	22	7	1	(20)	(2)
Consolidated net income	$1,406	100%	$920	100%	$895	100%

* After preferred dividends
** Excludes amounts now classified as discontinued operations.

*** Includes after-tax interest expense ($101 million, $104 million and $116 million in 2006, 2005 and 2004, respectively), after-tax litigation expense ($1 million, $193 million and $27 million in 2006, 2005 and 2004, respectively), intercompany eliminations recorded in consolidation and certain corporate costs incurred at Sempra Global.

As a result of the 2006 sale of the majority of its investments in tax-advantaged limited partnerships, as discussed in Note 3 of the notes to Consolidated Financial Statements, the company's Sempra Financial business unit, previously shown separately, is now included in Parent and Other in all periods presented.

Sempra Utility Operations

The Sempra Utilities are subject to regulation by federal, state and local governmental agencies. The primary regulatory agency is the California Public Utilities Commission (CPUC), which regulates utility rates and operations. The Federal Energy Regulatory Commission (FERC) regulates interstate transportation of natural gas and electricity and various related matters. The Nuclear Regulatory Commission regulates nuclear generating plants. Municipalities and other local authorities regulate the location of utility assets, including natural gas pipelines and electric lines. Other business units are also subject to regulation by the FERC, various state commissions, local governmental entities, and various similar authorities in countries other than the United States.

Natural Gas Revenue and Cost of Natural Gas. Natural gas revenues decreased by $490 million (9%) to $4.8 billion in 2006, and the cost of natural gas decreased by $476 million (15%) to $2.8 billion in 2006. The decreases in 2006 were due to lower average costs of natural gas, which are passed on to customers, offset by higher volumes. In addition, natural gas revenues decreased at SoCalGas due to the CPUC's 2005 Cost of Service decision eliminating 2004 revenue sharing (for which $18 million was included in revenue in 2005), $14 million in DSM awards in 2005 and $50 million of lower revenues for recoverable expenses, which are fully offset in other operating expenses. The decreases at SoCalGas were offset by a $52 million increase in authorized base margin indexing and $10 million from the positive resolution in 2006 of a natural gas royalty matter. The company's weighted average cost (including transportation charges) per million British thermal units (mmbtu) of natural gas was $6.54 in 2006, $7.83 in 2005 and $5.94 in 2004.

Natural gas revenues increased by $716 million (16%) to $5.3 billion in 2005, and the cost of natural gas increased by $639 million (25%) to $3.2 billion in 2005 compared to 2004. The increases in 2005 were due to higher natural gas prices, which are passed on to customers, offset by a decrease in volume. In addition, natural gas revenues increased at SoCalGas due to higher authorized base margin of $28 million, the CPUC's decision in 2005 eliminating 2004 revenue sharing, DSM awards and higher revenues for recoverable expenses, as discussed above. SDG&E's natural gas revenues further increased due to $7 million in DSM awards in 2005. Performance awards are discussed in Note 14 of the notes to Consolidated Financial Statements.

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

Electric Revenue and Cost of Electric Fuel and Purchased Power. Electric revenues increased by $347 million (19%) to $2.1 billion in 2006, and the cost of electric fuel and purchased power increased by $97 million (16%) to $721 million in 2006. The increase in revenue was due to $206 million of increased authorized distribution, generation and transmission base margins, $60 million higher revenues for recoverable expenses, which are fully offset in other operating expenses, and the $20 million favorable resolution of a prior year cost recovery issue. The increases were offset by a $28 million DSM awards settlement in 2005 and $23 million from the 2005 Internal Revenue Service (IRS) decision relating to the sale of SDG&E's former South Bay power plant. In addition, electric revenues and costs increased due to the commencement of commercial operations of the Palomar generating plant in 2006, which contributed $112 million to both 2006 revenues and costs, offset by lower purchased power costs.

Electric revenues increased by $131 million (8%) to $1.8 billion in 2005 compared to 2004, and the cost of electric fuel and purchased power increased by $48 million (8%) to $624 million in 2005 compared to 2004. The increase in revenue was due to $41 million of higher revenues for recoverable expenses, the DSM awards settlement in 2005 and the 2005 IRS decision, as discussed above.  In addition, revenues and costs increased $48 million due to higher purchased power costs.

The tables below summarize the Sempra Utilities' natural gas and electric volumes and revenues by customer class for the years ended December 31, 2006, 2005 and 2004.

Natural Gas Sales, Transportation and Exchange

(Volumes in billion cubic feet, dollars in millions)

			Transportation
	Natural Gas Sales		and Exchange		Total
	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2006:
Residential	278	$3,124	1	$5	279	$3,129
Commercial and industrial	124	1,157	276	223	400	1,380
Electric generation plants	--	2	248	118	248	120
Wholesale	--	--	21	8	21	8
	402	$4,283	546	$354	948	4,637
Balancing accounts and other						126
Total						$4,763
2005:
Residential	271	$3,193	1	$6	272	$3,199
Commercial and industrial	123	1,257	273	190	396	1,447
Electric generation plants	1	3	201	88	202	91
Wholesale	--	--	19	6	19	6
	395	$4,453	494	$290	889	4,743
Balancing accounts and other						510
Total						$5,253
2004:
Residential	287	$2,904	2	$7	289	$2,911
Commercial and industrial	126	1,013	276	198	402	1,211
Electric generation plants	--	2	252	90	252	92
Wholesale	--	--	20	6	20	6
	413	$3,919	550	$301	963	4,220
Balancing accounts and other						317
Total						$4,537

Electric Distribution and Transmission

(Volumes in millions of kilowatt-hours, dollars in millions)

	2006		2005		2004
	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Residential	7,501	$910	7,075	$738	7,038	$692
Commercial	6,983	723	6,674	654	6,592	644
Industrial	2,250	180	2,148	141	2,072	133
Direct access	3,390	133	3,213	114	3,441	105
Street and highway lighting	102	10	93	11	97	11
	20,226	1,956	19,203	1,658	19,240	1,585
Balancing accounts and other		180		131		73
Total		$2,136		$1,789		$1,658

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

	Years ended December 31,
(Dollars in millions)	2006		2005		2004
OPERATING REVENUES
Sempra Commodities *	$3,256	67%	$2,724	61%	$1,689	56%
Sempra Generation *	1,454	30	1,708	38	1,472	48
Sempra Pipelines & Storage *	295	6	317	7	260	9
Sempra LNG	(21)	(1)	--	--	--	--

Total Sempra Global	4,984	102	4,749	106	3,421	113
Parent and other **	(122)	(2)	(279)	(6)	(382)	(13)
Total	$4,862	100%	$4,470	100%	$3,039	100%

COST OF SALES
Sempra Commodities *	$1,468	55%	$1,267	49%	$597	37%
Sempra Generation *	1,019	38	1,209	47	1,088	67
Sempra Pipelines & Storage *	233	8	261	10	205	12

Total Sempra Global	2,720	101	2,737	106	1,890	116
Parent and other **	(31)	(1)	(149)	(6)	(261)	(16)
Total	$2,689	100%	$2,588	100%	$1,629	100%

* Does not include unconsolidated affiliates that are part of this business unit.
** Includes intercompany eliminations recorded in consolidation, including the Palomar plant as discussed in Note 13 of the notes to Consolidated Financial Statements.

Increases in 2006 revenues and cost of sales reflect increased trading activity and higher commodity prices at Sempra Commodities, primarily as a result of increased volatility in the natural gas and metals markets, and higher sales to Sempra Generation's merchant customers. The increases were offset by the decreased value of Sempra Generation's sales to the DWR, primarily due to lower natural gas prices.

Increases in 2005 revenues and cost of sales compared to 2004 reflect increased trading activity and higher commodity prices at Sempra Commodities, primarily as a result of increased volatility in the power and natural gas markets, and the increased value of Sempra Generation power sales to the DWR as a result of higher natural gas prices.

Litigation Expenses.  Litigation expenses were $56 million, $551 million and $150 million for 2006, 2005 and 2004, respectively. The higher amount in 2005 was primarily due to increases in litigation reserves related to matters arising from the 2000 - 2001 California energy crisis. Note 15 of the notes to Consolidated Financial Statements provides additional information concerning this matter.

Other Operating Expenses. This table provides a breakdown of other operating expenses by business unit.

	Years ended December 31,
(Dollars in millions)	2006		2005		2004
OTHER OPERATING EXPENSES
Sempra Utilities
Southern California Gas Company	$951	34%	$954	37%	$908	42%
San Diego Gas & Electric Company	774	28	603	23	574	26
Total Sempra Utilities	1,725	62	1,557	60	1,482	68

Sempra Global
Sempra Commodities	869	31	811	32	556	25
Sempra Generation	96	3	99	4	85	4
Sempra Pipelines & Storage	36	1	37	1	38	2
Sempra LNG	38	1	34	1	26	1
Total Sempra Global	1,039	36	981	38	705	32

Parent and other *	50	2	45	2	--	--
Total	$2,814	100%	$2,583	100%	$2,187	100%
* Includes intercompany eliminations recorded in consolidation.

Other operating expenses for 2006 increased primarily due to the growth in Sempra Commodities' revenues noted previously. SDG&E's other operating expenses increased due to $72 million higher recoverable expenses, $33 million related to the 2005 recovery of line losses and grid management charges arising from the favorable settlement with the Independent System Operator (ISO), an independent operator of California's wholesale transmission grid, and increases in other operational costs.

Other operating expenses for 2005 increased compared to 2004 primarily due to an increase in expenses at Sempra Commodities attributable to the growth in revenues noted previously. Other operating expenses at the Sempra Utilities increased due to $59 million of favorable resolutions of regulatory matters in 2004 and $51 million of higher recoverable expenses in 2005, offset by the $42 million net effect related to the 2005 recovery of line losses and grid management charges arising from the favorable settlement with the ISO.

Gains on Sale of Assets, Net.  Net pretax gains on the sale of assets were $1 million, $112 million and $15 million in 2006, 2005 and 2004, respectively. The 2005 gain included $106 million ($67 million after related costs) associated with Sempra Commodities' sale of its two natural gas storage facilities, Bluewater Gas Storage and Pine Prairie Energy Center. 2004 included SoCalGas' $15 million gain on the sale of partnership properties.

Impairment Losses.  Impairments included a $63 million pretax write-down in 2005 of unused gas and steam turbines at Sempra Generation.

Other Income, Net. Other income, net, as discussed further in Note 1 of the notes to Consolidated Financial Statements and which consists primarily of equity earnings from unconsolidated subsidiaries, allowance for equity funds used during construction and regulatory interest, was $381 million, $51 million and $32 million in 2006, 2005 and 2004, respectively. The increase in 2006 was primarily due to the $344 million pretax gain on the sale of the Topaz power plants (by a joint venture 50-percent owned by Sempra Generation). The gain was included in equity earnings from unconsolidated subsidiaries, as discussed in Note 3 of the notes to Consolidated

Financial Statements. The increase in 2005 compared to 2004 was due to higher equity earnings of $14 million at Sempra Generation from the Topaz power plants (resulting from entering into the joint venture in July 2004) and $16 million lower equity losses at Sempra Financial (primarily due to the 2004 sale of an alternative-fuel investment).  The increases were offset by a $12 million decrease in regulatory interest at SoCalGas primarily due to a Cost of Service decision in 2004, and the $13 million pretax gain in 2004 on the settlement of an unpaid portion of the purchase price of the Cameron LNG project for an amount less than the liability (which had been recorded as a derivative).

Interest Income. Interest income was $109 million, $72 million and $69 million in 2006, 2005 and 2004, respectively. The increase in 2006 was primarily due to $12 million from a favorable resolution of a state income tax matter, $13 million from the resolution of an insurance claim at Pacific Enterprises (PE) (the parent company of SoCalGas) related to a quasi-reorganization issue in 2006 as discussed in Note 1 of the notes to Consolidated Financial Statements, higher interest resulting from increases in short-term investments and $6 million from a 2006 income tax audit settlement at SoCalGas. The increases were offset by a decrease at SDG&E due to $12 million lower interest as a result of income tax audit settlements in 2005.

Interest Expense. Interest expense was $351 million, $310 million and $320 million in 2006, 2005 and 2004, respectively. The increase in 2006 was primarily due to increased borrowings at SDG&E to finance the purchase of the Palomar generating plant, increased short-term borrowings at Sempra Commodities, lower capitalized interest at Sempra Generation due to completion of the Palomar generating plant, higher interest expense at SoCalGas associated with the $250 million first mortgage bonds issued in November 2005 and higher variable rates, and interest expense related to the accretion of the California energy crisis litigation settlement liability. The increases were offset by higher capitalized interest at Sempra LNG.

Income Taxes. For the years ended 2006, 2005 and 2004, the company had income tax expense of $641 million, $34 million and $190 million. The effective income tax rates were 33 percent, 4 percent and 18 percent, respectively. The increase in 2006 expense was due to higher pretax income and the higher effective tax rate. The increase in the effective rate was due primarily to $156 million of favorable resolutions of prior years' income tax issues in 2005 compared to $45 million in 2006 and $56 million in 2004, an increased portion of income earned in high tax rate jurisdictions, and lower synthetic fuels credits generated in 2006 compared to 2005 and 2004 as a percentage of income.

Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries.  For the years ended 2006, 2005 and 2004, equity in earnings (losses) of certain unconsolidated subsidiaries, net of tax, as discussed further in Note 3 of the notes to Consolidated Financial Statements, was $(182) million, $55 million and $62 million, respectively.  The 2006 amount included a $221 million impairment loss associated with Sempra Pipelines & Storage's Argentine investments.

Discontinued Operations.  During 2006, Sempra Generation completed the sales of the Twin Oaks Power plant, its Energy Services and Facilities Management businesses, and SEPCO, its exploration and production subsidiary.  In June 2006, Sempra Energy's management decided to sell Bangor Gas and Frontier Energy, Sempra Pipelines & Storage's domestic natural gas distribution companies. In January 2007, Sempra Pipelines & Storage entered into agreements to sell the companies, subject to regulatory approvals.

In 2004, Sempra Energy disposed of its interest in Atlantic Electric & Gas Limited (AEG), a marketer of power and natural gas commodities to commercial and residential customers in the United Kingdom.

Note 4 of the notes to Consolidated Financial Statements provides further details on these discontinued operations.

Net Income. Variations in net income are summarized in the table shown previously under "Comparison of Earnings."

Business Unit Results

Southern California Gas Company

SoCalGas recorded net income of $223 million, $211 million and $232 million in 2006, 2005 and 2004, respectively.  The increase in 2006 was due primarily to the California energy crisis reserve of $57 million recorded in litigation expense in 2005 and $7 million from the positive resolution in 2006 of a natural gas royalty matter, offset by $24 million in 2005 from the favorable resolution of prior years' income tax issues, $11 million from the reversal in 2005 of the 2004 revenue sharing reserve resulting from the CPUC's 2004 Cost of Service decision, higher income tax expense in 2006 of $13 million due to a higher effective tax rate in 2006 (excluding the effect of the resolution of prior years' income tax issues in 2005) and a DSM awards settlement of $9 million in 2005.

The decrease in 2005 compared to 2004 was due primarily to the resolution of the 2004 Cost of Service proceedings (as discussed further in Note 14 of the notes to Consolidated Financial Statements) which favorably affected 2004 net income by $34 million, an increase of $33 million after-tax in California energy crisis litigation expenses and the $9 million after-tax gain from the sale of the Hawaiian Gardens property in 2004, offset by favorable resolution of income tax issues in 2005 of $24 million, higher authorized base margins in 2005 of $17 million after-tax and the DSM awards settlement of $9 million in 2005.

San Diego Gas & Electric Company

SDG&E recorded net income of $237 million, $262 million and $208 million in 2006, 2005 and 2004, respectively. The decrease in 2006 was primarily due to $60 million associated with the favorable resolution of prior years' income tax issues in 2005, the $23 million recovery of costs in 2005 associated with an IRS decision relating to the sale of the South Bay power plant and $22 million related to a DSM awards settlement in 2005. These items were offset by a $42 million increase in earnings from electric generation activities including the commencement of commercial operation of the Palomar generating plant in 2006, $29 million due to the litigation expense in 2005 related to the California energy crisis matter and a $13 million increase in earnings due to lower income tax expense primarily resulting from a lower effective tax rate in 2006 (excluding the effect of the resolution of prior years' income tax issues in 2005). Also, the resolution of regulatory items increased 2006 net income by $25 million as compared to $24 million in 2005. The 2006 regulatory items include a $13 million resolution of prior year cost recovery issue; $8 million due to the CPUC authorization for retroactive recovery on the San Onofre Nuclear Generating Station (SONGS) revenues related to a computational error in the 2004 Cost of Service; and $4 million due to FERC approval to recover prior year ISO charges in 2006. The 2005 regulatory item of $24 million resulted from FERC approval to recover prior year

ISO charges in 2005 (as discussed further in Note 14 of the notes to Consolidated Financial Statements).

The increase in 2005 compared to 2004 was due primarily to the favorable settlement with the ISO, the DSM awards settlement, favorable resolution of income tax issues, and the 2005 IRS decision discussed above, offset by a $17 million increase in after-tax California energy crisis litigation expense, the favorable impact of $21 million from the resolution of the 2004 Cost of Service proceeding and $19 million lower electric transmission and distribution authorized base margins and higher operational costs in 2005.

Sempra Commodities

Sempra Commodities recorded net income of $504 million, $460 million and $320 million in 2006, 2005 and 2004, respectively. The increase in 2006 was due to improved margins (as detailed below) in North America and in natural gas and metals, offset by decreased margins for petroleum and power, the $41 million after-tax gain on the sale of two natural gas storage facilities in 2005 and lower income from synthetic fuels tax-credit operations.  The increase in 2005 compared to 2004 was due to improvements in its North American operations and most product line segments, the gain on the sale of natural gas storage facilities and a $26 million favorable resolution of prior years' income tax issues in 2005. In addition to the effect of changing prices and volumes, earnings variability will continue in future periods as a result of natural gas and oil inventories, and of storage and transportation capacity contracts' not being marked to market while the economically offsetting derivative instruments are marked to market.  Margin, summarized below by geographical region and product line, consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest income/expense, and is used by management in evaluating geographical and product line performance. Margin for 2006 and 2005 includes $110 million and $108 million, respectively, of gains recorded at the time a structured derivative is originated, commonly referred to as "day-one" gains.

	Years ended December 31,
Margin (Dollars in millions)	2006		2005		2004
Geographical:
North America	$1,313	80%	$1,091	81%	$689	67%
Europe and Asia	325	20	255	19	338	33
	$1,638	100%	$1,346	100%	$1,027	100%

Product Line:
Gas	$792	49%	$439	32%	$318	31%
Power	431	26	443	33	170	17
Oil – crude and products	198	12	292	22	268	26
Metals	138	8	54	4	180	17
Other	79	5	118	9	91	9
	$1,638	100%	$1,346	100%	$1,027	100%

The amounts reported as "Other" include synthetic fuels tax-credit operations of $97 million, $110 million and $97 million in 2006, 2005 and 2004, respectively, which contributed $31 million, $36 million and $29 million to net income in 2006, 2005 and 2004, respectively.

A summary of Sempra Commodities' unrealized revenues for trading activities follows:

	Years ended December 31,
(Dollars in millions)	2006	2005	2004
Balance at January 1	$1,488	$1,193	$347
Additions	3,069	1,241	1,606
Realized	(2,644)	(946)	(760)
Balance at December 31	$1,913	$1,488	$1,193

The estimated fair values as of December 31, 2006, and the scheduled maturities related to the unrealized revenues are (dollars in millions):

	Fair Market	Scheduled Maturity (in months)
Source of fair value	Value	0-12	13-24	25-36	>36

Prices actively quoted	$1,746	$959	$575	$47	$165
Prices provided by other
external sources	28	(6)	--	2	32
Prices based on models
and other valuation
methods	(16)	--	--	--	(16)
Over-the-counter (OTC)
revenue	1,758 *	953	575	49	181
Exchange contracts **	155	412	(188)	55	(124)
Total	$1,913	$1,365	$387	$104	$57

* The present value of unrealized revenue to be received from outstanding OTC contracts.
** Cash received (paid) associated with open exchange contracts.

Sempra Generation

Sempra Generation recorded net income of $375 million, $149 million and $132 million in 2006, 2005 and 2004, respectively.  The 2006 increase was primarily due to a $204 million gain from the sale of the Topaz power plants. The 2006 increase was also due to an impairment loss of $38 million in 2005 related to the write-down of unused gas and steam turbines, and in 2006, $10 million of higher earnings related to the construction of the Palomar generating plant for SDG&E, $23 million of higher interest income and $8 million of lower project development expenses, offset by a $35 million decrease in mark-to-market earnings on long-term forward contracts with Sempra Commodities for the sale of power during 2007 to 2012, litigation reserves of $18 million recorded primarily as a result of the April 2006 DWR arbitration decision, which is discussed in Note 15 of the notes to Consolidated Financial Statements, and $12 million of lower earnings from the Topaz power plant operations as a result of their sale. The 2005 increase compared to 2004 was due to $30 million of higher mark-to-market gains on long-term forward contracts with Sempra Commodities, $10 million of higher equity earnings from the Topaz power plant operations (a full year of equity earnings in 2005 compared to six months in 2004), $6 million of higher interest income, and improved earnings attributable to increased sales at its other power plants, offset by the write-down of unused gas and steam turbines.

Sempra Pipelines & Storage

Net income (loss) for Sempra Pipelines & Storage was $(165) million, $64 million and $64 million in 2006, 2005 and 2004, respectively. The decrease in 2006 was primarily due to a

$221 million impairment loss associated with the decision to sell its Argentine investments and $24 million of income tax expense related to repatriation of foreign earnings.

Sempra LNG

Sempra LNG recorded net losses of $42 million, $25 million and $8 million in 2006, 2005 and 2004, respectively.  The increased loss in 2006 was due to a $13 million mark-to-market loss related to a natural gas marketing agreement with Sempra Commodities and higher development and general and administrative expenses. The increased loss in 2005 compared to 2004 was primarily due to higher development and general and administrative expenses and an $8 million after-tax gain in 2004 from the settlement of an unpaid portion of the purchase price of the Cameron LNG project for an amount less than the liability (which had been recorded as a derivative).

Parent and Other

Net losses for Parent and Other were $41 million, $208 million and $33 million in 2006, 2005 and 2004, respectively. Net losses consist primarily of interest expense, litigation expense and tax-related adjustments. Interest expense was $101 million, $104 million and $116 million for 2006, 2005 and 2004, respectively. The decrease in net losses for 2006 was due to $193 million of California energy crisis litigation reserves recorded in 2005, $38 million favorable resolution of a state income tax matter in 2006 and $8 million in interest income related to an insurance claim in 2006, offset by the $42 million favorable resolution of prior years' income tax issues in 2005 and $24 million lower 2006 affordable-housing credits at Sempra Financial. For 2004, net losses included $27 million after-tax of litigation expenses, offset by a reduction in income tax accruals.

Book Value Per Share

Book value per share was $28.67, $23.95 and $20.77, at December 31, 2006, 2005 and 2004, respectively.  The increases in 2006 and 2005 were primarily the result of comprehensive income exceeding dividends. In addition, in 2005, the increase was attributable to sales of additional shares of common stock for a per-share price in excess of its book value, primarily in connection with the equity units described in Note 12 of the notes to Consolidated Financial Statements.

CAPITAL RESOURCES AND LIQUIDITY

A substantial portion of the funding of the company's capital expenditures and its ability to pay dividends is dependent on the relatively stable pattern of earnings by the Sempra Utilities and Sempra Generation's long-term power sale contracts. However, SDG&E is not expected to provide cash over the next few years, as it is planning significant capital expenditures during that time. The availability of capital for other business operations is also greatly affected by Sempra Commodities' liquidity and margin requirements, which fluctuate substantially and, to a lesser extent, the margin requirements at Sempra Generation. The company's expansion also requires the issuances of securities from time to time.

At December 31, 2006, there was $920 million in unrestricted cash and cash equivalents and $6.2 billion in available unused, committed lines of credit to provide liquidity and support commercial paper. Of these lines, $10 million supported variable-rate debt. Management believes that these amounts and cash flows from operations, asset sales and security issuances will be adequate to finance capital expenditures and meet liquidity requirements and to fund shareholder dividends, any new business acquisitions or start-ups, and other commitments. Forecasted capital expenditures for the next five years are discussed in "Future Construction Expenditures and Investments." If cash flows from operations were to be significantly reduced or the company were to be unable to raise funds under acceptable terms, neither of which is considered likely, the company would be required to reduce non-utility capital expenditures, trading operations and/or investments in new businesses. Management continues to regularly monitor the company's ability to finance the needs of its operating, investing and financing activities in a manner consistent with its intention to maintain strong, investment-quality credit ratings.

At the Sempra Utilities, cash flows from operations, security issuances and/or capital contributions by Sempra Energy are expected to continue to be adequate to meet utility capital expenditure requirements. In connection with the purchase of the Palomar generating plant in the first quarter of 2006, SDG&E's dividends to Sempra Energy have been suspended to increase SDG&E's equity, and the level of future common dividends may be affected in order to maintain SDG&E's authorized capital structure during periods of increased capital expenditures. In 2006, the company made a capital contribution of $200 million to SDG&E.

Sempra Commodities provides or requires cash as the level of its net trading assets fluctuates with prices, volumes, margin requirements (which are substantially affected by commodity price fluctuations and are dependent on credit ratings) and the length of its various trading positions. Sempra Commodities' intercompany borrowings were $376 million and $638 million at December 31, 2006 and 2005, respectively, and as high as $1.2 billion and $1.3 billion in 2006 and 2005, respectively. Sempra Commodities’ external debt was $201 million and $103 million at December 31, 2006 and 2005, respectively. Company management continuously monitors the level of Sempra Commodities' cash requirements in light of the company's overall liquidity. Such monitoring includes the procedures discussed in "Market Risk."

Sempra Generation's projects have been financed through a combination of operating cash flow, project financing, funds from the company and external borrowings.  Its 2006 asset sales, discussed in Notes 2, 3 and 4 of the notes to Consolidated Financial Statements, have provided funds to assist in financing company projects.

Sempra Generation's long-term power sale contracts typically contain collateral requirements. The collateral arrangements provide for Sempra Generation and/or the counterparty to post cash, guarantees or letters of credit to the other party for exposure in excess of established thresholds. Sempra Generation may be required to provide collateral when market price movements adversely affect the counterparty's cost of replacement energy supplies were Sempra Generation to fail to deliver the contracted amounts. Sempra Generation had $6 million and $267 million of outstanding collateral requirements under these contracts at December 31, 2006 and 2005, respectively. The significant reduction of the collateral requirements since December 31, 2005 was primarily due to the sale of Twin Oaks in 2006.

Sempra Pipelines & Storage is expected to require funding from the company or external sources, or both, to continue the expansion of its existing natural gas operations in Mexico, its Liberty Gas Storage (Liberty) facility and other natural gas storage projects, its participation in the development of Rockies Express Pipeline (REX), a natural gas pipeline, and its planned development of pipelines to serve Sempra LNG facilities being developed in Baja California, Mexico; Louisiana and Texas, as discussed in Note 2 of the notes to Consolidated Financial Statements. The planned sale of interests in Argentina, as discussed in Note 3 of the notes to Consolidated Financial Statements, is expected to provide cash for company projects.

Sempra LNG requires funding for its development of LNG receiving facilities. While Sempra LNG's $1.25 billion credit facility and other Sempra Energy sources are expected to be adequate for these requirements, the company may decide to use project financing if management determines its use to be advantageous. As the projects currently under construction are put in service, Sempra LNG is expected to provide operating cash flow for further development.

CASH FLOWS FROM OPERATING ACTIVITIES

Net cash provided by operating activities totaled $1.6 billion, $524 million and $1.0 billion for 2006, 2005 and 2004, respectively.

Cash provided by operating activities in 2006 increased by $1.1 billion (211%) to $1.6 billion. The change was primarily due to a $562 million lower increase in net trading assets in 2006, a $170 million increase in overcollected regulatory balancing accounts in 2006 compared to a $321 million decrease in 2005, a $565 million increase in income from continuing operations (adjusted for non-cash items) and a $94 million reduction of accounts receivable in 2006 compared to a $79 million increase in 2005. The increases were offset by a $416 million higher increase in other liabilities in 2005, and a $79 million decrease in current liabilities in 2006 compared to a $189 million increase in 2005.

The 2005 decrease in net cash provided by operating activities compared to 2004 was primarily due to a $650 million higher increase in net trading assets and a $399 million decrease in overcollected regulatory balancing accounts in 2005, offset by a $480 million increase in other liabilities in 2005.

The company made pension plan and other postretirement benefit plan contributions of $35 million and $32 million, respectively, during 2006, $24 million and $45 million, respectively, during 2005 and $27 million and $50 million, respectively, during 2004.

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used in investing activities totaled $866 million, $1.2 billion $610 million for 2006, 2005 and 2004, respectively.

Cash used in investing activities in 2006 decreased by $321 million (27%) to $866 million. The change was primarily attributable to $789 million in proceeds from asset sales, primarily the sales of Twin Oaks, the Energy Services and Facilities Management businesses and SEPCO at Sempra Generation, and a $358 million increase in dividends received from unconsolidated affiliates mainly due to the sale of the Topaz Power plants, offset by a $530 million increase in capital expenditures and $247 million in proceeds from the sale in 2005 of the Bluewater Gas Storage and Pine Prairie Energy Center natural gas storage sites at Sempra Commodities.

Management does not expect that the sale of businesses and investments as discussed in Notes 2, 3 and 4 of the notes to Consolidated Financial Statements will have a material impact on the company's future operating cash flows.

The increase in cash used in investing activities in 2005 compared to 2004 was primarily attributable to a $312 million increase in capital expenditures in 2005, $363 million in proceeds from the sale of U.S. Treasury obligations that previously securitized the synthetic lease for one of Sempra Generation's power plants in 2004 and $157 million in proceeds from the disposal of

AEG's discontinued operations in 2004, offset by $247 million in proceeds from the sale of Sempra Commodities' natural gas storage sites in 2005.

Capital Expenditures and Investments

Expenditures for property, plant and equipment and for investments are presented in the following table.

(Dollars in millions)	Property, plant and equipment	Investments in and acquisitions of subsidiaries
2006	$1,907	$257
2005	$1,377	$86
2004	$1,065	$74
2003	$1,012	$192
2002	$1,195	$429

Capital expenditure information by segment is provided in Note 16 of the notes to Consolidated Financial Statements.

Investment and acquisition costs were $257 million, $86 million and $74 million for 2006, 2005 and 2004, respectively. The 2006 amount included a $128 million investment in industrial development bonds in connection with the Liberty project, discussed in Note 5 of the notes to Consolidated Financial Statements, and a $104 million initial capital contribution to Rockies Express Pipeline LLC (Rockies Express), discussed below, during the first half of 2006. The contribution was returned to Sempra Pipelines & Storage in connection with financing received by Rockies Express during the second quarter of 2006 and was reported in Distribution from Investment on the Statements of Consolidated Cash Flows. The 2005 amount included Sempra Generation's purchase of Reliant Energy's 50-percent interest in El Dorado, as discussed below. The 2004 amount primarily reflected Sempra Generation's investment in Topaz.

Sempra Utilities

Capital expenditures for property, plant and equipment by the Sempra Utilities were $1.5 billion in 2006 compared to $825 million in 2005 and $725 million in 2004. The increase in 2006 was primarily due to the purchase by SDG&E of the Palomar generating plant. This purchase is substantially eliminated in consolidation in 2006, as the capital expenditures were recorded by Sempra Energy over the construction period from 2004 through the first quarter of 2006.

Sempra Generation

Sempra Generation owns and operates power plants in the Pacific Southwest and Mexico, which sell electricity under long-term contracts and into spot market and other competitive markets. It purchases natural gas to fuel its power plants and may also purchase electricity in the open market to satisfy its contractual obligations. The following table lists the megawatt (MW) capacity of each operating power plant.

Power Plant	Maximum Generating Capacity (MW)		Location
Mesquite Power	1,250		Arlington, AZ
Termoeléctrica de Mexicali	625		Mexicali, Baja California, Mexico
El Dorado	480		Boulder City, NV
Elk Hills (50% owned)	275	*	Bakersfield, CA
Total MW in operation	2,630
* Sempra Generation's share

During 2006, Sempra Generation sold its Texas-based power plants and other assets due to the increased market valuation of coal-fired power plants in Texas. The coal-fired assets included the company’s wholly owned Twin Oaks power plant and Coleto Creek, which the company co-owned in the Topaz joint venture with Riverstone Holdings. The joint venture also owned three operating natural gas and oil-fired plants in Laredo, San Benito and Corpus Christi, Texas that it sold in 2006.  Notes 3 and 4 of the notes to Consolidated Financial Statements provide detailed information of the sales.

In July 2005, Sempra Generation purchased Reliant Energy's 50-percent interest in El Dorado for $132 million (including assumed debt), resulting in its having full ownership of the plant.

Additional information concerning Sempra Generation's facilities is provided in Notes 2, 3, 4 and 15 of the notes to Consolidated Financial Statements.

Sempra LNG

Sempra LNG develops and builds, and will operate LNG receipt terminals and sell regasified LNG.

Energía Costa Azul LNG receipt terminal

In early 2005, Sempra LNG began construction of the Energía Costa Azul LNG receipt terminal in Baja California, Mexico, which is expected to begin operations in early 2008 and will be capable of processing 1 billion cubic feet (bcf) of natural gas per day. The terminal is expected to cost approximately $900 million, and expenditures are $600 million through December 31, 2006. Upon commencement of operations, the facility will generate revenue under a terminal services agreement with a customer, utilizing one-half of its capacity, and the company is negotiating for temporary supplies of LNG until LNG supplies begin arriving in 2009 under a 20-year purchase and sale agreement with British Petroleum (BP) (discussed in "Commitments" below) that will fully utilize the remaining capacity.

In January 2005, Sempra LNG was awarded a 15-year natural gas supply contract by Mexico’s government-owned electric utility, the Comisión Federal de Electricidad (CFE). The contract is estimated at $1.4 billion over its life and supports the CFE’s future energy needs in northern Baja California, including the Presidente Juarez power plant in Rosarito. The supply is expected to come from natural gas processed at the Energía Costa Azul terminal. Starting in 2008 and running through 2022, the agreement provides the CFE with an average of about 130 million cubic feet per day of natural gas.

In May 2006, Sempra LNG received non-binding expressions of interest in the potential expansion of its Energía Costa Azul terminal. In 2006, expenditures were $36 million related to the expansion project. The ultimate scope and timing of the expansion project will depend on the outcome of negotiations for binding supply and/or terminal service agreements.

Cameron LNG receipt terminal

In August 2005, Sempra LNG announced an agreement with Eni S.p.A. for 40 percent of the send-out capacity of the Cameron LNG receipt terminal under construction near Hackberry, Louisiana. Combined with other, preliminary non-binding agreements with multiple parties, this allowed the company to begin construction. Construction is expected to be completed in late 2008, with regular capacity revenues starting in early 2009. The terminal is expected to cost approximately $750 million, of which $411 million has been expended through December 31, 2006. In January 2007, Sempra LNG received approval from the FERC for the proposed expansion of the terminal's production capacity to 2.65 bcf of natural gas per day from 1.5 bcf per day. Expenditures related to the proposed expansion were $6 million in 2006. The ultimate scope and timing of the expansion project will depend on the outcome of negotiations for binding supply and/or terminal service agreements.

In March 2006, Sempra LNG executed a terminal services agreement with Merrill Lynch Commodities Inc. (MLC) to bring natural gas to the U.S. Gulf Coast, conditioned on MLC’s obtaining a contract for the supply of LNG.  The 15-year, full-service capacity agreement provides MLC the capability to process 500 million cubic feet per day through Sempra LNG’s Cameron LNG receipt terminal. It had been anticipated that MLC would have a supply of LNG by June 30, 2006, and Sempra LNG and MLC are in the process of negotiating an extension of time for MLC to obtain that supply. Depending on the timing of MLC's finalizing its LNG supply arrangements, Sempra LNG would have the flexibility to fulfill its capacity commitment from either the first phase of Cameron LNG’s development or its expansion.

Port Arthur LNG receipt terminal

In June 2006, Sempra LNG received approval from the FERC to construct the Port Arthur LNG receipt terminal in Texas, which will be capable of processing up to 3 bcf per day of natural gas. The commencement of construction of this facility will depend on the negotiation of sufficient binding supply and/or terminal service agreements to justify its construction.

Additional information concerning Sempra LNG's projects is provided in Note 2 of the notes to Consolidated Financial Statements.

Sempra Pipelines & Storage

In December 2005, Sempra Pipelines & Storage entered into definitive agreements with Kinder Morgan Energy Partners, L.P. (KMP) to jointly pursue through Rockies Express the development of a natural gas pipeline, the REX, that would link producing areas in the Rocky Mountain region to the upper Midwest and the Eastern United States. Also in December 2005, a subsidiary of Sempra Global entered into an agreement with Rockies Express for 200 million cubic feet per day of capacity on the REX, which will have capacity of 1.8 bcf per day. In February 2006, Sempra Pipelines & Storage and KMP announced that they had secured shipper commitments for more than the capacity of the estimated $4.4 billion REX project. In September 2006, the FERC approved proposed rates for the 713-mile western portion of the REX.

In June 2006, Sempra Pipelines & Storage and KMP announced that ConocoPhillips, an integrated petroleum company based in Houston, Texas, had exercised its option to acquire a 25-percent interest in Rockies Express, 24 percent currently and an additional 1-percent interest to be acquired after pipeline construction is completed. This reduced Sempra Pipelines & Storage's ownership interest in the project to 25 percent from its previous one-third ownership interest. KMP currently owns 51 percent of the equity in the project and will own 50 percent when construction, which has begun, is completed. In connection with financing received by Rockies Express in 2006, Sempra Pipelines & Storage and KMP were repaid their initial capital contributions. The company's 25-percent participation in the project is expected to require cash outflow, excluding capitalized interest, of approximately $90 million in 2007, $300 million in 2008 and $170 million in 2009.

In November 2005, EnCana Marketing, a subsidiary of EnCana Corp., entered into an agreement with Rockies Express for 500 million cubic feet per day of natural gas capacity on the REX. During 2006, Rockies Express purchased Segment 1 of the Entrega Pipeline, which runs from the Meeker Hub in Colorado to Wamsutter, Wyoming, and in February 2007, completed Segment 2 of the Entrega Pipeline, which connects Wamsutter to an interconnection with the REX at the Cheyenne Hub in Colorado. The entire Entrega system was placed into service in February 2007. In February 2006, Sempra Pipelines & Storage and KMP entered into an agreement with Overthrust Pipeline Company (Overthrust), a subsidiary of Questar Corp., for a long-term lease to provide REX with capacity for up to 1.5 bcf per day on Overthrust's pipeline. The capacity lease will effectively extend the REX to the Opal Hub in Wyoming.

In 2004, the company acquired the rights to develop Liberty, a salt cavern natural gas storage facility located in Calcasieu Parish, Louisiana. In May 2005, ProLiance Transportation and Storage, LLC (ProLiance) acquired a 25-percent ownership in Liberty. The construction of the facility began in March 2006, and it is expected to be in service in the second quarter of 2007. The facility will provide 17 bcf of working natural gas capacity for storage and will be connected to the Cameron and Port Arthur Pipelines under development by Sempra Pipelines & Storage to connect area LNG regasification terminals to the interstate gas transmission system. The estimated project cost is approximately $175 million, of which $104 million has been expended to date, primarily in 2006.

In September 2006, Sempra Pipelines & Storage and ProLiance jointly acquired three salt caverns representing 10 bcf to 12 bcf of potential natural gas storage capacity in Cameron Parish, Louisiana. Subject to finalization of development plans and regulatory approval, the property will be developed into a natural gas storage project. Sempra Pipelines & Storage will own 75 percent of the project and be responsible for development and operation of the facility. ProLiance will own a 25-percent interest in the project. Once developed, the newly acquired property and caverns would ultimately become an extension of Liberty. The estimated project cost is approximately $191 million, of which $32 million has been expended through December 31, 2006.

Sempra Pipelines & Storage is currently expanding its existing pipelines in Baja California, Mexico, and adding a spur line to connect Sempra LNG’s Energía Costa Azul terminal to an existing Sempra Energy natural gas pipeline in Mexico with interconnection to the U.S. border. The estimated cost of this project is $200 million and is expected to be completed in early 2008.

Additional discussion of investing activities by Sempra Pipelines & Storage, including the $202 million cumulative foreign currency exchange adjustment relating to its investments in Argentina, is provided in Notes 2 and 3 of the notes to Consolidated Financial Statements.

Future Construction Expenditures and Investments

The company expects to make capital expenditures and investments of $2.1 billion in 2007. Significant capital expenditures and investments are expected to include $1.1 billion for Sempra Utility plant improvements and $1.0 billion of capital expenditures at its other subsidiaries, including the development of LNG facilities and natural gas pipelines. These expenditures and investments are expected to be financed by cash flows from operations, the 2006 asset sales and security issuances.

Over the next five years, the company expects to make capital expenditures and investments of $6.6 billion at the Sempra Utilities, and has identified $4.4 billion of capital expenditures at the other subsidiaries, including the development of the LNG facilities and natural gas pipelines.

In December 2005, SDG&E submitted its initial request to the CPUC for a proposed new transmission power line between the San Diego region and the Imperial Valley of southern California.  The proposed line, called the Sunrise Powerlink, would be capable of providing electricity to 650,000 homes and is estimated to cost $1.3 billion, of which SDG&E's participation is expected to be $1.0 billion. Additional information on the Sunrise Powerlink is provided in Note 13 of the notes to Consolidated Financial Statements.

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

SDG&E's involvement with the Otay Mesa power plant is discussed in Note 13 of the notes to Consolidated Financial Statements.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided by (used in) financing activities totaled $(612) million, $1.0 billion and $(389) million for 2006, 2005 and 2004, respectively.

The 2006 change was due to a $600 million issuance of common stock in 2005 in connection with the Equity Units' $600 million purchase contract settlement, $791 million reduction in short-term debt in 2006 compared to $659 million net borrowings in 2005 and a $210 million decrease in issuances of long-term debt in 2006, offset by the redemption of $200 million of mandatorily redeemable preferred securities in 2005, $266 million higher payments on long-term debt in 2005 primarily from the retirement of El Dorado's project finance debt and an $88 million open market repurchase of common stock in the first half of 2005. Additionally, in June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party subject to certain guarantees. Because of the guarantees, the $83 million of proceeds from the transaction has been recorded as a financing rather than as a sale.

The 2005 increase in cash provided by financing activities compared to 2004 was due to a $1.1 billion decrease in payments on long-term debt, a $600 million issuance of common stock in 2005 in connection with the Equity Units' $600 million purchase contract settlement and a $275 million net increase in short-term borrowings, offset by a $235 million decrease in issuances of long-term debt, the redemption of $200 million of mandatorily redeemable preferred securities, an $88 million open market repurchase of common stock in the first half of 2005 and a $73 million increase in dividends paid in 2005.

Long-Term and Short-Term Debt

During 2006, the company's long-term debt increased $293 million to $5.2 billion. At December 31, 2006, the company's long-term debt had a weighted average life to maturity of 9.9 years and a weighted average interest rate of 5.18 percent. In 2006, the company issued $552 million in long-term debt.

In September 2006, SDG&E issued $161 million of variable-rate first mortgage bonds, maturing in 2018, and applied the proceeds in November 2006 to retire an identical amount of first mortgage bonds and related tax-exempt industrial development bonds of a similar weighted-average maturity. The bonds will secure the repayment of tax-exempt industrial development bonds of an identical amount, maturity and interest rate issued by the City of Chula Vista, the proceeds of which have been loaned to SDG&E and will be repaid with payments on the first mortgage bonds.

In June 2006, SDG&E publicly offered and sold $250 million of 6 percent first mortgage bonds, maturing in 2026.

In 2006, Sempra Pipelines & Storage incurred $128 million of long-term debt in order to reduce its property tax related to the Liberty facility in Calcasieu Parish, as discussed in Note 5 of the notes to Consolidated Financial Statements. Related to the debt, Sempra Pipelines & Storage recorded bonds receivable for the same amount.

Payments on long-term debt in 2006 primarily included $161 million of SDG&E's first mortgage bonds and $66 million of rate-reduction bonds. Also in 2006, Sempra Financial repaid $24 million of debt incurred to acquire limited partnership interests.

In November 2005, SDG&E and SoCalGas each publicly offered and sold $250 million of 5.30 percent and 5.75 percent, respectively, first mortgage bonds, maturing in 2015 and 2035, respectively.

In May 2005, SDG&E publicly offered and sold $250 million of 5.35 percent first mortgage bonds, maturing in 2035.

Payments on long-term debt in 2005 included $300 million of notes payable that matured in December 2005 and $66 million related to SDG&E's rate-reduction bonds. Also in 2005, Sempra Generation repaid $122 million of debt assumed in its purchase of the remaining interest in El Dorado and Sempra Financial repaid $28 million of debt incurred to acquire limited partnership interests.

In December 2004, SoCalGas issued $100 million of floating-rate first mortgage bonds maturing in December 2009. The interest rate is based on the 3-month LIBOR rate plus 0.17 percent.

In June 2004, SDG&E issued $251 million of first mortgage bonds and applied the proceeds in July to refund an identical amount of first mortgage bonds and related tax-exempt industrial development bonds of a shorter maturity. The bonds secure the repayment of tax-exempt industrial development bonds of an identical amount, maturity and interest rate issued by the City of Chula Vista, the proceeds of which were loaned to SDG&E and which are repaid with payments on the first mortgage bonds. The bonds were initially issued as auction-rate securities, but SDG&E entered into floating-to-fixed interest-rate swap agreements that effectively changed the bonds' interest rates to fixed rates in September 2004. The swaps are set to expire in 2009.

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

Capital Stock Transactions

During 2005, 19.7 million shares of common stock were issued at $30.52 per share in settlement of the 2002 share purchase contracts included in the company's $600 million of Equity Units. Further discussion of Equity Units is provided in Note 12 of the notes to Consolidated Financial Statements. Also during 2005, the company repurchased common stock for $95 million, including 2.3 million shares of common stock at a cost of $88 million in connection with the share repurchase program discussed in Note 12 of the notes to Consolidated Financial Statements. Cash provided by employee stock option exercises was $79 million, $90 million and $87 million in 2006, 2005 and 2004, respectively.

Dividends

Dividends paid on common stock were $283 million in 2006, $268 million in 2005 and $195 million in 2004. The increases were primarily due to increases in the per-share quarterly dividend from $0.25 in 2004 to $0.29 in 2005 and to $0.30 in 2006. In February 2007, the company's board of directors approved an increase in the quarterly dividend from $0.30 per share to $0.31 per share.

The payment and amount of future dividends are within the discretion of the company's board of directors. The CPUC's regulation of the Sempra Utilities' capital structure limits the amounts that are available for loans and dividends to the company from the Sempra Utilities. At December 31, 2006, SoCalGas could have provided a total (combined loans and dividends) of $78 million to Sempra Energy and no amount was available from SDG&E.

Capitalization

Total capitalization, including short-term debt and the current portion of long-term debt and excluding the rate-reduction bonds (which are non-recourse to the company), at December 31, 2006 was $13.1 billion. The debt-to-capitalization ratio was 41 percent at December 31, 2006. Significant changes affecting capitalization during 2006 included common stock issuances, long-term borrowings and repayments, reductions in short-term borrowings, comprehensive income and dividends.  Additional discussion related to the significant changes is provided in Notes 5 and 12 of the notes to Consolidated Financial Statements and "Results of Operations" above.

Commitments

The following is a summary of the company's principal contractual commitments at December 31, 2006. Additional information concerning commitments is provided above and in Notes 5, 8, 11 and 15 of the notes to Consolidated Financial Statements.

(Dollars in millions)	2007	2008 and 2009	2010 and 2011	Thereafter	Total
Short-term debt	$252	$--	$--	$--	$252
Long-term debt	681	730	782	3,013	5,206
Interest on debt (1)	271	463	341	1,638	2,713
Due to unconsolidated affiliates	--	62	100	--	162
Preferred stock of subsidiaries subject to
mandatory redemption	3	14	--	--	17
Operating leases	117	202	149	162	630
Litigation reserves	110	53	58	79	300
Purchased-power contracts	328	716	621	2,478	4,143
Natural gas contracts	1,518	1,450	952	155	4,075
LNG contract (2)	--	494	2,216	31,032	33,742
Construction commitments	524	131	5	12	672
SONGS decommissioning	15	5	--	334	354
Other asset retirement obligations	20	29	29	731	809
Pension and postretirement benefit
obligations (3)	113	245	319	1,006	1,683
Environmental commitments	40	22	1	4	67
Other	8	11	17	13	49
Totals	$4,000	$4,627	$5,590	$40,657	$54,874

(1)

Expected interest payments were calculated using the stated interest rate for fixed rate obligations, including floating-to-fixed interest rate swaps.  Expected interest payments were calculated based on forward rates in effect at December 31, 2006 for variable rate obligations, including fixed-to-floating interest rate swaps.

(2)

Sempra LNG has a purchase agreement with BP for the supply of 500 million cubic feet of natural gas per day from Indonesia’s Tangguh liquefaction facility to Sempra LNG’s Energía Costa Azul regasification terminal at a price based on the Southern California border index. The expected minimum payments under the contract are based on the Southern California border index price plus an estimated 1 percent escalation per year. Sempra LNG has contracts to sell a portion of the volumes purchased under the BP agreement at prices that are based on the Southern California border index for natural gas.

(3) Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

The table excludes trading liabilities and commitments which are primarily offset by trading assets; contracts between consolidated affiliates; intercompany debt; individual contracts that have annual cash requirements less than $1 million; and employment contracts.

Off Balance-sheet Arrangements

As discussed in Note 5 in regards to Rockies Express project financing and in Note 15 in regards to Chilquinta Energía Finance Co., LLC, an affiliate of the company's Peruvian and Chilean entities, the company has provided guarantees aggregating $223 million at December 31, 2006, to unrelated parties.

Credit Ratings

Credit ratings of the company and its principal subsidiaries remained unchanged at investment grade levels in 2006. As of January 31, 2007, credit ratings for Sempra Energy and its principal subsidiaries were as follows:

	Standard	Moody's Investor
	& Poor's	Services, Inc.	Fitch
SEMPRA ENERGY
Unsecured debt	BBB+	Baa1	A

SDG&E
Secured debt	A+	A1	AA
Unsecured debt	A-	A2	AA-
Preferred stock	BBB+	Baa1	A+
Commercial paper	A-1	P-1	F1+

SOCALGAS
Secured debt	A+	A1	AA
Unsecured debt	A-	A2	AA-
Preferred stock	BBB+	Baa1	A+
Commercial paper	A-1	P-1	F1+

PACIFIC ENTERPRISES
Preferred stock	BBB+	--	A

SEMPRA GLOBAL
Unsecured debt guaranteed by Sempra Energy	--	Baa1	--
Commercial paper guaranteed by Sempra Energy	A-2	P-2	F1

As of January 31, 2007, the company has a stable ratings outlook from all three credit rating agencies.

FACTORS INFLUENCING FUTURE PERFORMANCE

The Sempra Utilities' operations and Sempra Generation's long-term contracts generally provide relatively stable earnings and liquidity. Sempra LNG and Sempra Pipelines & Storage are also expected to provide relatively stable earnings and liquidity upon the completion of their construction programs, but to require substantial funding during the construction period. Sempra Commodities experiences significant volatility in earnings and liquidity requirements. Notes 13 through 15 of the notes to Consolidated Financial Statements describe some of the matters that could affect future performance.

Litigation

Note 15 of the notes to Consolidated Financial Statements describes litigation (primarily cases arising from the California energy crisis and Sempra Generation's contract with the DWR), the ultimate resolution of which could have a material adverse effect on future performance.

Sempra Utilities

Notes 13 and 14 of the notes to Consolidated Financial Statements describe electric and natural gas regulation and rates, and other pending proceedings and investigations.

Sempra Global

Investments

As discussed in "Cash Flows From Investing Activities," the company's investments will significantly impact the company's future performance.

Sempra Generation

In April 2006, Sempra Generation completed the sale of its 305-MW Twin Oaks Power plant for $479 million in cash. In July 2006, Sempra Generation and Riverstone Holdings completed the sale of the jointly owned Topaz power plants, including the 632-MW Coleto Creek Power plant for $1.15 billion in cash. The sales of Sempra Generation's Energy Services and Facilities Management businesses closed in April 2006 and June 2006, respectively, for a combined sales price of $95 million. In July 2006, Sempra Generation sold its exploration and production subsidiary, SEPCO, for $225 million in cash. These five sales contributed nearly $560 million to net income in 2006. Additional information regarding these activities is provided above under "Capital Resources and Liquidity" and in Notes 3 and 4 of the notes to Consolidated Financial Statements.

Sempra Pipelines & Storage

During 2006, Sempra Pipelines & Storage's ownership interest in the Rockies Express natural gas pipeline project was reduced to 25 percent from its previous one-third ownership interest. In addition, an application for FERC authorization to construct the pipeline was filed. Additional information regarding Rockies Express is provided above under "Capital Resources and Liquidity."

In 2006, Sempra Pipelines & Storage began construction of the Liberty natural gas storage facility located in Calcasieu Parish, Louisiana, in which ProLiance has a 25-percent ownership interest. The facility will provide 17 bcf of working natural gas capacity for storage and commercial operations are expected to commence in the second quarter of 2007. In addition, in September 2006, the company and ProLiance jointly acquired three salt caverns representing 10 bcf to 12 bcf of potential natural gas storage capacity in Cameron Parish, Louisiana. Additional information regarding these facilities is provided above under "Capital Resources and Liquidity."

In June 2006, Sempra Energy's management decided to sell Bangor Gas and Frontier Energy, Sempra Pipelines & Storage's natural gas distribution companies. In January 2007, Sempra Pipelines & Storage entered into agreements to sell the companies, subject to regulatory approvals.

The Argentine economic decline and government responses (including Argentina's unilateral, retroactive abrogation of utility agreements early in 2002) are continuing to adversely affect the company's investment in two Argentine utilities. The company has decided to sell its interests in the two utilities. Information regarding this situation is provided in Notes 3 and 15 of the notes to Consolidated Financial Statements.

Sempra LNG

Sempra LNG is in the process of constructing the Energía Costa Azul LNG receiving terminal in Baja California, Mexico and the Cameron LNG receiving terminal in Louisiana. In June 2006, Sempra LNG received approval from the FERC to construct the Port Arthur LNG receipt terminal in Texas. In May 2006, Sempra LNG received non-binding expressions of interest in the potential expansion of its Energía Costa Azul LNG receipt terminal in Baja California, Mexico. Additional information regarding these activities is provided above under "Capital Resources and Liquidity" and in Note 2 of the notes to Consolidated Financial Statements.

Sempra LNG intends to utilize its regasification terminals by entering into long-term firm capacity contracts whereby customers would pay Sempra LNG fees to use Sempra LNG's facilities to regasify the customer's LNG. In other instances, Sempra LNG would enter into long-term supply agreements for the purchase of LNG and regasify it at its terminals for sale to other parties. Reduced availability of LNG due to inadequate supplies, delays in the development of new liquefaction capacity and increased demand are affecting the timing of development of new LNG facilities and expansion of existing facilities, and are likely to delay near-term attainment of full-capacity utilization when facilities under construction become operational. The company's potential LNG suppliers also may be subject to international political and economic pressures and risks which may also affect the supply of LNG.

Other

As noted in Note 7 of the notes to Consolidated Financial Statements, income tax benefits from synthetic fuels credits were partially phased out in 2006. The partial phaseout may extend into 2007, the last year of the program.

In June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party subject to certain guarantees. Because of the guarantees, the transaction has been recorded as a financing transaction rather than as a sale. In the future, the company expects slightly higher income tax rates since the transaction almost completely eliminated the income tax benefits from the company's affordable-housing investments.

Market Risk

Market risk is the risk of erosion of the company's cash flows, net income, asset values and equity due to adverse changes in prices for various commodities, and in interest and foreign-currency rates.

The company has adopted policies governing its market risk management and trading activities of all affiliates. Assisted by the company’s Energy Risk Management Group (ERMG) and the Sempra Utilities’ Risk Management Department (SURMD), the company’s Energy Risk Management Oversight Committee (ERMOC) and each of the Sempra Utilities’ Risk Management Committees (RMC), consisting of senior officers, establish policy for and oversee energy risk management activities and monitor the results of trading and other activities to ensure compliance with the company's stated energy risk management and trading policies. The ERMG and the SURMD receive daily information detailing positions regarding market positions that create credit, liquidity and market risk from all non-CPUC-regulated affiliates and the Sempra

Utilities, respectively. Independently from the company’s energy procurement department, the ERMG and the SURMD monitor energy price risk management and measure and report the market and credit risk associated with these positions.

Along with other tools, the company uses Value at Risk (VaR) to measure its exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. The company has adopted the variance/covariance methodology in its calculation of VaR, and uses both the 95-percent and 99-percent confidence intervals. VaR is calculated independently by the ERMG for all non-CPUC-regulated affiliates and by the SURMD for the Sempra Utilities. Historical and implied volatilities and correlations between instruments and positions are used in the calculation. The Sempra Utilities use energy and natural gas derivatives to manage natural gas and energy price risk associated with servicing load requirements. The use of energy and natural gas derivatives is subject to certain limitations imposed by company policy and is in compliance with risk management and trading activity plans that have been filed and approved by the CPUC. Any costs or gains/losses associated with the use of energy and natural gas derivatives, which use is in compliance with CPUC approved plans, are considered to be commodity costs that are passed on to customers on a substantially concurrent basis.

Following is a summary of Sempra Commodities' trading VaR profile (using a one-day holding period, at the two confidence levels) in millions of dollars:

	95%		99%
December 31, 2006	$13.4		$18.8
2006 range	$5.5	to $ 37.7	$7.8	to $ 53.1
December 31, 2005	$16.5		$23.3
2005 range	$5.7	to $ 27.5	$7.9	to $ 38.3

The 2006 increase in the maximum VaR amounts was due to increased trading volumes.

Revenue recognition is discussed in Notes 1 and 10 of the notes to Consolidated Financial Statements and the additional market risk information regarding derivative instruments is discussed in Note 10 of the notes to Consolidated Financial Statements.

The following discussion of the company's primary market risk exposures as of December 31, 2006 includes a discussion of how these exposures are managed.

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

Sempra Utilities

The Sempra Utilities’ market risk exposure is limited due to CPUC-authorized rate recovery of the costs of commodity purchase, intrastate transportation and storage activity. However, the Sempra Utilities may, at times, be exposed to market risk as a result of SDG&E's natural gas PBR and electric procurement activities or SoCalGas' GCIM, which are discussed in Note 14 of the notes to Consolidated Financial Statements. If commodity prices were to rise too rapidly, it is likely that volumes would decline. This would increase the per-unit fixed costs, which could lead to further volume declines. The Sempra Utilities manage their risk within the parameters of their market risk management framework. As of December 31, 2006, the total VaR of the Sempra Utilities' natural gas and electric positions was not material, and the procurement activities are in compliance with the procurement plans filed with and approved by the CPUC.

Interest Rate Risk

The company is exposed to fluctuations in interest rates primarily as a result of its short-term and long-term debt. Subject to regulatory constraints, interest-rate swaps may be used to adjust interest-rate exposures. The company periodically enters into interest-rate swap agreements to moderate its exposure to interest-rate changes and to lower its overall costs of borrowing.

At December 31, 2006, the Sempra Utilities had $2.4 billion of fixed-rate, long-term debt and $0.4 billion of variable-rate, long-term debt. Interest on fixed-rate utility debt is fully recovered in rates on a historical cost basis and interest on variable-rate debt is provided for in rates on a forecasted basis. At December 31, 2006, utility fixed-rate, long-term debt, after the effects of interest-rate swaps, had a one-year VaR of $235 million and utility variable-rate, long-term debt, after the effects of interest-rate swaps, had a one-year VaR of $6 million. Non-utility long-term debt (fixed-rate and variable-rate) subject to VaR modeling totaled $2.2 billion at December 31, 2006, with a one-year VaR of $64 million, after the effects of interest-rate swaps.

At December 31, 2006, the notional amount of interest-rate swap transactions totaled $1.2 billion. Note 5 of the notes to Consolidated Financial Statements provides further information regarding interest-rate swap transactions.

In addition, the company is subject to the effect of interest-rate fluctuations on the assets of its pension plans, other postretirement plans and the nuclear decommissioning trust. However, the effects of these fluctuations, as they relate to the Sempra Utilities, are expected to be passed on to customers.

Credit Risk

Credit risk is the risk of loss that would be incurred as a result of nonperformance by counterparties of their contractual obligations. As with market risk, the company has adopted policies governing the management of credit risk. Credit risk management is performed by the ERMG and the Sempra Utilities’ credit department and overseen by the ERMOC and the Sempra Utilities’ respective RMC. Using rigorous models, the ERMG, RMD and the company calculate current and potential credit risk to counterparties on a daily basis and monitor actual balances in comparison to approved limits. The company avoids concentration of counterparties whenever possible, and management believes its credit policies associated with counterparties significantly reduce overall credit risk. These policies include an evaluation of prospective counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances, the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty, and other security such as lock-box liens and downgrade triggers. At December 31, 2006, Sempra Commodities’ 20 largest customers had balances totaling $1.3 billion, of which $887 million corresponds to investment-grade customers, with individual customers varying from $34 million to $212 million. The company believes that adequate reserves have been provided for counterparty nonperformance.

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

When operational, development projects at Sempra LNG and Sempra Pipelines & Storage will place significant reliance on the ability of their suppliers to perform on long-term agreements and on the company’s ability to enforce contract terms in the event of non-performance. Also, factors considered in the evaluation of a project for development include the negotiation of customer and supplier agreements, and therefore, reliance on these agreements for future performance. The decision to go forward on development projects may also be based on these agreements.

The company monitors credit risk through a credit approval process and the assignment and monitoring of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry.

As noted above under “Interest Rate Risk”, the company periodically enters into interest-rate swap agreements to moderate exposure to interest-rate changes and to lower the overall cost of borrowing. The company would be exposed to interest-rate fluctuations on the underlying debt should counterparties to the agreement not perform.

Foreign Currency Rate Risk

The company has investments in entities whose functional currency is not the U.S. dollar, exposing the company to foreign exchange movements, primarily in Latin American currencies. As a result of the devaluation of the Argentine peso that began at the end of 2001, Sempra Pipelines & Storage has reduced the carrying value of its Argentine investments downward by a cumulative total of $202 million as of December 31, 2006. These non-cash adjustments continue to occur based on fluctuations in the Argentine peso and, until the decision was made in December 2006 to sell these investments, did not affect net income, but did affect other comprehensive income and accumulated other comprehensive income (loss). Further discussion is provided in Note 3 of the notes to Consolidated Financial Statements.

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

The company's significant accounting policies are described in Note 1 of the notes to Consolidated Financial Statements. The most critical policies, all of which are mandatory under generally accepted accounting principles in the United States of America and the regulations of the Securities and Exchange Commission, are the following:

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Contingencies

Statement of Financial Accounting Standards (SFAS) 5, Accounting for Contingencies, establishes the amounts and timing of when the company provides for contingent losses. The company continuously assesses potential loss contingencies for litigation claims, environmental remediation and other events.

The company accrues losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, the loss is accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain future events and (2) the amounts of the loss can be reasonably estimated. SFAS 5 does not permit the accrual of contingencies that might result in gains.

Details of the company's issues in this area are discussed in Note 15 of the notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Regulatory Accounting

SFAS 71, Accounting for the Effects of Certain Types of Regulation, has a significant effect on the way the Sempra Utilities record assets and liabilities, and the related revenues and expenses that would not be recorded absent the principles contained in SFAS 71.

The Sempra Utilities record a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. Similarly, regulatory liabilities are recorded for amounts recovered in rates in advance of the expenditure. The Sempra Utilities review probabilities associated with regulatory balances whenever new events occur, such as changes in the regulatory environment or the utility’s competitive position, issuance of a regulatory commission order or passage of new legislation. To the extent that circumstances associated with regulatory balances change, the regulatory balances could be adjusted.

Details of the Sempra Utilities’ regulatory assets and liabilities are discussed in Note 1 of the notes to Consolidated Financial Statements.

Income Taxes
SFAS 109, Accounting for Income Taxes, governs the way the company provides for income taxes.

The company’s income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. The anticipated resolution of income tax issues considers past resolutions of the same or similar issue, the status of any income-tax examination in progress and positions taken by taxing authorities with other taxpayers with similar issues. The likelihood of deferred tax recovery is based on analyses of the deferred tax assets and the company's expectation of future taxable income, based on its strategic planning.

Actual income taxes could vary from estimated amounts due to the future impacts of various items including changes in tax laws, the company’s financial condition in future periods, and the resolution of various income tax issues between the company and the various taxing authorities. Details of the company's issues in this area are discussed in Note 7 of the notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Derivatives
SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and related Emerging Issues Task Force (EITF) Issues govern the accounting requirements for derivatives.

The company values derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of hedge accounting, the impact of instruments may be offset in earnings, on the balance sheet, or in other comprehensive income.  The company also utilizes normal purchase or sale accounting for certain contracts. As discussed elsewhere herein, the company uses exchange quotations or other third-party pricing to estimate fair values whenever possible. When no such data is available, it uses internally developed models and other techniques. The assumed collectibility of receivables considers the aging of the receivables, the credit-worthiness of customers and the enforceability of contracts, where applicable.

The application of hedge accounting to certain derivatives and the normal purchase or sale election is made on a contract-by-contract basis. Utilizing hedge accounting or the normal purchase or sale election in a different manner could materially impact reported results. The effects of derivatives’ accounting have a significant impact on the balance sheet of Sempra Commodities and the Sempra Utilities but have no significant effect on the Sempra Utilities' results of operations because of the principles contained in SFAS 71 and the application of the normal purchase or sale election. Details of the company’s financial instruments are discussed in Note 10 of the notes to Consolidated Financial Statements.

Impairments of Long-Lived Assets

SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that long-lived assets be evaluated as necessary for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable or the assets meet the held-for-sale criteria under SFAS 144.

The company uses the best information available to estimate fair value of its long-lived assets and may use more than one source.  Judgment is exercised to estimate the future cash flows, the useful lives of long-lived assets and to determine management’s intent to use the assets.  Management’s intent to use or dispose of assets is subject to re-evaluation and can change over time.

In connection with the evaluation of long-lived assets in accordance with the requirements of SFAS 144, the fair value of the asset can vary if different estimates and assumptions were used in the applied valuation techniques. Discussion of impairment of long-lived assets is included in Note 1 of the notes to Consolidated Financial Statements. In addition, details of the company’s impairment loss relating to Bangor Gas and Frontier Energy are discussed in Note 4 of the notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Impairments of Equity Method Investments

Accounting Principles Board Opinion (APBO) 18, The Equity Method of Accounting for Investments in Common Stock. Investments are generally accounted for under the equity method when the company has an ownership interest of twenty to fifty percent. For the investments the company accounts for under the equity method of accounting, the premium or excess cost over underlying fair value of net assets is referred to as equity method goodwill. In accordance with APBO 18, as amended by SFAS 142, Goodwill and Other Intangible Assets, equity method goodwill is not subject to amortization but rather to impairment testing, as is the equity method investment overall.

The company considers whether the fair value of each equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary.  Therefore, in addition to the annual impairment test of goodwill, the company reevaluates the amount at which the company carries the excess of cost over fair value of net assets accounted for under the equity method.  Unamortized goodwill related to unconsolidated subsidiaries is discussed in Note 1 of the notes to Consolidated Financial Statements.

When calculating estimates of fair or realizable values, the company considers whether it intends to sell the investment or continue to hold it. For certain investments that will be held, critical assumptions include the availability and costs of natural gas, competing fuels (primarily propane) and electricity.

Sempra Pipelines & Storage owns non-controlling interests in two Argentine natural gas distribution companies. In view of continuing disputes with the Argentine government, the company decided to sell its investments in these companies in December 2006. The company recorded a non-cash impairment charge to net income of $221 million in the fourth quarter of 2006.

The company estimated the fair value of its Argentine investments using primarily an income-based valuation approach, including risk assumptions for similar investments. The risk assumptions applied by other market participants to value the investments could vary significantly, which could result in a different impairment charge, and ultimately additional loss or gain upon sale. Further details are discussed in Note 3 of the notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Defined Benefit Plans

The company has funded and unfunded noncontributory defined benefit plans that together cover substantially all of its employees. The company also has other postretirement benefit plans covering substantially all of its employees. The company accounts for its pension and other postretirement benefit plans under SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers’ Accounting for Postretirement Benefits Other than Pensions, respectively, and under SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).

The measurement of the company’s pension and postretirement obligations, and costs and liabilities is dependent on a variety of assumptions used by the company. The critical assumptions used in developing the required estimates include the following key factors: discount rate, expected return on plan assets, health care cost trend rates, mortality rates, rate of compensation increases and payout elections (lump sum or annuity). These assumptions are reviewed on an annual basis prior to the beginning of each year and updated when appropriate. The company considers current market conditions, including interest rates, in making these assumptions.

The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter participant life spans, or more or fewer lump sum versus annuity payout elections made by plan participants. These differences, other than as related to the Sempra Utilities, where rate recovery offsets any effects of the assumptions on net income, may result in a significant impact to the amount of pension and postretirement benefit expense recorded.  For the remaining plans, the approximate annual effect on net income of a 0.25 percent point increase or decrease in the assumed discount rate or the assumed rate of return on plan assets would be less than $1 million in each case. Additional discussion of pension plan assumptions is included in Note 8 of the notes to Consolidated Financial Statements.

Choices among alternative accounting policies that are material to the company's financial statements and information concerning significant estimates have been discussed with the audit committee of the board of directors.

Key non-cash performance indicators for the company's subsidiaries include numbers of customers and quantities of natural gas and electricity sold for the Sempra Utilities, and plant availability factors at Sempra Generation's generating plants. For competitive reasons, Sempra Generation does not disclose its plant availability factors. The Sempra Utilities information is provided in "Overview" and "Results of Operations." Sempra Commodities does not use non-cash performance factors. Its key indicators are profit margins by product line and by geographic area. The table under "Net Income by Business Unit – Sempra Commodities" provides this information for Sempra Commodities. Other than its two small natural gas utilities in the eastern United States, for which the company has entered into agreements in January 2007 to sell, Sempra Pipelines & Storage’s only consolidated operations are in Mexico. The natural gas distribution utility that operates in three separate areas in Mexico has increased its customer count to 101,000 and its sales volume to almost 64 million cubic feet per day in 2006. The pipeline system in Mexico had contracted capacity of 450 million cubic feet per day in 2006 and 2005.

NEW ACCOUNTING STANDARDS

Relevant pronouncements that have recently become effective and have had or may have a significant effect on the company's financial statements are described in Note 1 of the notes to Consolidated Financial Statements.

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

Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others, local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and other environmental and regulatory bodies in the United States and other countries; capital markets conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. Readers are cautioned not to rely unduly on any forward-looking statements and are urged to review and consider carefully the risks, uncertainties and other factors which affect the company's business described in this report and other reports filed by the company from time to time with the Securities and Exchange Commission.

QUARTERLY COMMON STOCK DATA

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Market price
High	$49.54	$47.29	$50.91	$57.35
Low	$44.66	$42.90	$44.42	$50.19

2005
Market price
High	$44.66	$41.71	$47.43	$47.86
Low	$35.53	$37.07	$40.98	$41.10

Dividends declared were $0.30 and $0.29 per share in each quarter in 2006 and 2005, respectively.

PERFORMANCE GRAPH -- COMPARATIVE TOTAL SHAREHOLDER RETURNS

The following graph compares the percentage change in the cumulative total shareholder return on the company's common stock for the period January 1, 2002 through December 31, 2006, with the performance over the same period of the Standard & Poor's 500 Index and the Standard & Poor's 500 Utilities Index.

These returns were calculated assuming an initial investment of $100 in the company's common stock, the S&P 500 Index and the S&P 500 Utilities Index on January 1, 2001, and the reinvestment of all dividends.

FIVE YEAR SUMMARY

(In millions, except per share amounts)	At December 31 or for the years then ended
	2006	2005	2004		2003	2002
Operating revenues
Sempra Utilities:
Natural gas	$4,763	$5,253	$4,537		$4,005	$3,255
Electric	2,136	1,789	1,658		1,786	1,282
Sempra Global and parent	4,862	4,470	3,039		1,906	1,406
Total operating revenues	$11,761	$11,512	$9,234		$7,697	$5,943

Operating income	$1,785	$1,089	$1,272		$1,012	$989

Income from continuing operations before
extraordinary item and cumulative effect
of changes in accounting principles	$1,091	$913	$915		$745	$591
Net income	$1,406	$920	$895		$649	$591

Income per common share from continuing
operations before extraordinary item
and cumulative effect of changes in
accounting principles:
Basic	$4.25	$3.71	$4.01		$3.53	$2.88
Diluted	$4.17	$3.62	$3.92		$3.48	$2.87
Net income per common share:
Basic	$5.48	$3.74	$3.92		$3.07	$2.88
Diluted	$5.38	$3.65	$3.83		$3.03	$2.87

Dividends declared per common share	$1.20	$1.16	$1.00		$1.00	$1.00
Return on common equity	20.6%	16.7%	20.5%		19.3%	21.4%
Effective income tax rate	33%	4%	18%		9%	19%
Price range of common shares	$57.35-	$47.86-	$37.93-		$30.90-	$26.25-
	42.90	35.53	29.51		22.25	15.50
Weighted average rate base:
SoCalGas	$2,477	$2,386	$2,351		$2,268	$2,222
SDG&E	$3,474	$2,902	$2,755		$2,619	$2,452

AT DECEMBER 31
Current assets	$12,016	$13,827	$9,306		$8,310	$7,516
Total assets	$28,949	$29,246	$23,847		$22,053	$20,289
Current liabilities	$10,349	$12,253	$9,183		$8,662	$7,655
Long-term debt (excludes current portion)	$4,525	$4,815	$4,182		$3,828	$4,067
Trust preferred securities	$--	$--	$200	*	$200	$200
Shareholders’ equity	$7,511	$6,160	$4,865		$3,890	$2,825
Common shares outstanding	262.0	257.2	234.2		226.6	204.9
Book value per share	$28.67	$23.95	$20.77		$17.17	$13.79
* The company redeemed these securities in February 2005.

Note 4 of the notes to Consolidated Financial Statements discusses discontinued operations. Note 15 of the notes to Consolidated Financial Statements discusses litigation and other contingencies.

In 2003, the company recorded a $46 million decrease to net income from the cumulative effect of changes in accounting principles. The $46 million included $29 million from the initial effect of EITF 98-10's rescission and $17 million from the consolidation of two variable interest entities pursuant to FASB Interpretation Number 46.

An extraordinary gain of $16 million was recorded in 2002 related to Sempra Commodities’ acquisition of two businesses for amounts less than the fair value of the businesses’ net assets.

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

The board of directors of the company has an Audit Committee composed of five non-management directors. The committee meets periodically with financial management and the internal auditors to review accounting, control, auditing and financial reporting matters.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Company management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of company management, including the principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the company's evaluation under the framework in Internal Control -- Integrated Framework, management concluded that the company's internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, as stated in its report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sempra Energy:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Sempra Energy and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December

31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 21, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of two new accounting standards.

/S/ DELOITTE & TOUCHE LLP

San Diego, California

February 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related statements of consolidated income, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2006, and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, effective December 31, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California

February 21, 2007

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED INCOME

	Years ended December 31,
(Dollars in millions, except per share amounts)	2006	2005	2004
OPERATING REVENUES
Sempra Utilities	$6,899	$7,042	$6,195
Sempra Global and parent	4,862	4,470	3,039
Total operating revenues	11,761	11,512	9,234

OPERATING EXPENSES
Sempra Utilities:
Cost of natural gas	2,756	3,232	2,593
Cost of electric fuel and purchased power	721	624	576
Other cost of sales	2,689	2,588	1,629
Litigation expense	56	551	150
Other operating expenses	2,814	2,583	2,187
Depreciation and amortization	657	626	603
Franchise fees and other taxes	275	246	231
Gains on sale of assets, net	(1)	(112)	(15)
Impairment losses	9	85	8
Total operating expenses	9,976	10,423	7,962
Operating income	1,785	1,089	1,272
Other income, net	381	51	32
Interest income	109	72	69
Interest expense	(351)	(310)	(320)
Preferred dividends of subsidiaries	(10)	(10)	(10)
Income from continuing operations before income taxes and
equity in earnings (losses) of certain unconsolidated subsidiaries	1,914	892	1,043
Income tax expense	641	34	190
Equity in earnings (losses) of certain unconsolidated subsidiaries	(182)	55	62
Income from continuing operations	1,091	913	915
Discontinued operations, net of income tax	315	7	(20)
Net income	$1,406	$920	$895

Basic earnings per share:
Income from continuing operations	$4.25	$3.71	$4.01
Discontinued operations, net of income tax	1.23	0.03	(0.09)
Net income	$5.48	$3.74	$3.92
Weighted-average number of shares outstanding (thousands)	256,477	245,906	228,271

Diluted earnings per share:
Income from continuing operations	$4.17	$3.62	$3.92
Discontinued operations, net of income tax	1.21	0.03	(0.09)
Net income	$5.38	$3.65	$3.83
Weighted-average number of shares outstanding (thousands)	261,368	252,088	233,852

Dividends declared per share of common stock	$1.20	$1.16	$1.00

See notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
(Dollars in millions)

ASSETS
Current assets:
Cash and cash equivalents	$920	$769
Restricted cash	4	12
Trade accounts receivable, net	938	973
Other accounts and notes receivable, net	97	172
Deferred income taxes	270	134
Interest receivable	40	29
Trading-related receivables and deposits, net	3,047	3,370
Derivative trading instruments	4,068	4,502
Commodities owned	1,845	2,498
Inventories	215	205
Regulatory assets	193	255
Other	317	297
Current assets of continuing operations	11,954	13,216
Current assets of discontinued operations	62	611
Total current assets	12,016	13,827

Investments and other assets:
Due from unconsolidated affiliates	--	21
Regulatory assets arising from fixed-price contracts and other derivatives	353	398
Regulatory assets arising from pension and other
postretirement benefit obligations	356	213
Other regulatory assets	472	500
Nuclear decommissioning trusts	702	638
Investments	1,086	1,091
Sundry	789	802
Total investments and other assets	3,758	3,663

Property, plant and equipment:
Property, plant and equipment	18,916	17,136
Less accumulated depreciation and amortization	(5,741)	(5,380)
Property, plant and equipment, net	13,175	11,756
Total assets	$28,949	$29,246

See notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
(Dollars in millions)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt	$252	$1,043
Accounts payable - trade	1,432	1,255
Accounts payable - other	155	139
Income taxes payable	9	86
Trading-related payables	3,211	4,127
Derivative trading instruments	2,304	3,246
Commodities sold with agreement to repurchase	537	634
Dividends and interest payable	145	140
Regulatory balancing accounts, net	332	192
Fixed-price contracts and other derivatives	87	130
Current portion of long-term debt	681	98
Other	1,197	1,012
Current liabilities of continuing operations	10,342	12,102
Current liabilities of discontinued operations	7	151
Total current liabilities	10,349	12,253

Long-term debt	4,525	4,815

Deferred credits and other liabilities:
Due to unconsolidated affiliate	162	162
Customer advances for construction	126	110
Pension and other postretirement benefit obligations, net of plan assets	609	391
Deferred income taxes	412	214
Deferred investment tax credits	67	73
Regulatory liabilities arising from removal obligations	2,330	2,313
Asset retirement obligations	1,128	958
Other regulatory liabilities	221	200
Fixed-price contracts and other derivatives	358	400
Deferred credits and other	972	1,018
Total deferred credits and other liabilities	6,385	5,839

Preferred stock of subsidiaries	179	179

Commitments and contingencies (Note 15)

Shareholders' equity:
Preferred stock (50 million shares authorized; none issued)	--	--
Common stock (750 million shares authorized;
262 million and 257 million shares outstanding at
December 31, 2006 and 2005, respectively; no par value)	3,245	2,958
Retained earnings	4,681	3,588
Deferred compensation	(25)	(28)
Accumulated other comprehensive income (loss)	(390)	(358)
Total shareholders' equity	7,511	6,160
Total liabilities and shareholders' equity	$28,949	$29,246

See notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years ended December 31,
(Dollars in millions)	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$1,091	$913	$915
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	657	626	603
Gains on sale of assets, net	(1)	(112)	(15)
Impairment losses	9	85	8
Deferred income taxes and investment tax credits	77	(298)	7
Non-cash rate reduction bond expense	60	68	75
Equity in income of unconsolidated subsidiaries	(156)	(66)	(36)
Other	38	(6)	23
Quasi-reorganization resolution	12	--	--
Net changes in other working capital components	(183)	(1,196)	(404)
Changes in other assets	20	21	(47)
Changes in other liabilities	42	458	(22)
Net cash provided by continuing operations	1,666	493	1,107
Net cash provided by (used in) discontinued operations	(37)	31	(98)
Net cash provided by operating activities	1,629	524	1,009

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(1,907)	(1,377)	(1,065)
Proceeds from sale of assets from continuing operations	40	277	377
Expenditures for investments and acquisition of subsidiaries,
net of cash acquired	(257)	(86)	(74)
Distribution from investment	104	--	--
Purchases of nuclear decommissioning and other trust assets	(546)	(299)	(319)
Proceeds from sales by nuclear decommissioning
and other trusts	503	262	262
Dividends received from unconsolidated affiliates	431	73	59
Other	(27)	(12)	10
Net cash used in continuing operations	(1,659)	(1,162)	(750)
Net cash provided by (used in) discontinued operations	793	(25)	140
Net cash used in investing activities	(866)	(1,187)	(610)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(283)	(268)	(195)
Issuances of common stock	97	694	110
Repurchases of common stock	(37)	(95)	(5)
Issuances of long-term debt	552	762	997
Payments on long-term debt	(263)	(529)	(1,666)
Redemption of mandatorily redeemable preferred securities	--	(200)	--
Increase (decrease) in short-term debt, net	(791)	659	384
Financing transaction related to Sempra Financial	83	--	--
Other	28	(6)	(14)
Net cash provided by (used in) continuing operations	(614)	1,017	(389)
Net cash provided by discontinued operations	2	--	--
Net cash provided by (used in) financing activities	(612)	1,017	(389)
Increase in cash and cash equivalents	151	354	10
Cash and cash equivalents, January 1	769	415	405
Cash and cash equivalents, December 31	$920	$769	$415

See notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years ended December 31,
(Dollars in millions)	2006	2005	2004

CHANGES IN OTHER WORKING CAPITAL
COMPONENTS
(Excluding cash and cash equivalents, and debt due within
one year)
Accounts and notes receivable	$94	$(79)	$(285)
Net trading assets	(543)	(1,105)	(455)
Income taxes, net	(51)	(76)	(52)
Inventories	(3)	(38)	(27)
Regulatory balancing accounts	170	(321)	78
Regulatory assets and liabilities	4	(4)	(23)
Other current assets	(2)	(42)	(31)
Accounts payable	227	280	299
Other current liabilities	(79)	189	92
Net changes in other working capital components	$(183)	$(1,196)	$(404)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Interest payments, net of amounts capitalized	$337	$294	$317

Income tax payments, net of refunds	$601	$429	$254

SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES
Acquisition of subsidiary:
Assets acquired	$--	$132	$--
Cash paid, net of cash acquired	--	(70)	--
Liabilities assumed	$--	$62	$--

Increase (decrease) in accounts payable from
investments in property, plant and equipment	$(43)	$45	$(11)

See notes to Consolidated Financial Statements.

SEMPRA ENERGY

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

(Dollars in millions)	Comprehensive Income	Common Stock	Retained Earnings	Deferred Compensation Relating to ESOP	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2003		$ 2,028	$ 2,298	$ (35)	$ (401)	$ 3,890
Net income	$895		895			895
Comprehensive income adjustments:
Foreign currency translation adjustments (Note 1)	40				40	40
Pension adjustment	28				28	28
Available-for-sale securities	4				4	4
Financial instruments	(36)				(36)	(36)
Comprehensive income	$ 931
Common stock dividends declared			(232)			(232)
Quasi-reorganization adjustment (Note 1)		86				86
Issuance of common stock		172				172
Tax benefit related to employee stock options		16				16
Repurchase of common stock		(5)				(5)
Common stock released from ESOP		4		3		7
Balance at December 31, 2004		2,301	2,961	(32)	(365)	4,865
Net income	$ 920		920			920
Comprehensive income adjustments:
Foreign currency translation adjustments (Note 1)	30				30	30
Available-for-sale securities	(4)				(4)	(4)
Financial instruments	(19)				(19)	(19)
Comprehensive income	$ 927
Common stock dividends declared			(293)			(293)
Issuance of common stock		720				720
Tax benefit related to employee stock options		26				26
Repurchase of common stock		(95)				(95)
Common stock released from ESOP		6		4		10
Balance at December 31, 2005		2,958	3,588	(28)	(358)	6,160
Net income	$1,406		1,406			1,406
Comprehensive income adjustments:
Foreign currency translation adjustments (Note 1)	(12)				(12)	(12)
Available-for-sale securities	18				18	18
Pension adjustment	(7)				(7)	(7)
Financial instruments	8				8	8
Comprehensive income	$ 1,413
Adjustment to initially apply FASB Statement No. 158 (Notes 1 and 8)					(39)	(39)
Adoption of FASB Statement No. 123(R) (Note 9)		96				96
Common stock dividends declared			(313)			(313)
Quasi-reorganization adjustment (Note 1)		13				13
Issuance of common stock		175				175
Tax benefit related to employee stock options		32				32
Repurchase of common stock		(37)				(37)
Common stock released from ESOP		8		3		11
Balance at December 31, 2006		$ 3,245	$ 4,681	$ (25)	$ (390)	$ 7,511

See notes to Consolidated Financial Statements.

SEMPRA ENERGY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL DATA

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Sempra Energy (the company) a California-based Fortune 500 holding company and its majority-owned subsidiaries. Sempra Energy’s principal subsidiaries are San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas) (collectively referred to herein as the Sempra Utilities) and Sempra Global, which is the holding company for Sempra Commodities, Sempra Generation, Sempra Pipelines & Storage, Sempra LNG and other, smaller businesses.  Investments in affiliated companies over which Sempra Energy has the ability to exercise significant influence, but not control, are accounted for using the equity method. Further discussion of investments in unconsolidated subsidiaries is provided in Note 3. All material intercompany accounts and transactions have been eliminated.

In connection with charges related to litigation, the significant instances of which are discussed in Note 15, Sempra Energy management determines the allocation of the charges among its business units based on the extent of their involvement with the subject of the litigation.

Quasi-Reorganization

In 1993, Pacific Enterprises (PE), the holding company of SoCalGas, effected a quasi-reorganization for financial reporting purposes as of December 31, 1992. Certain of the liabilities established in connection with the quasi-reorganization were favorably resolved in 2004 and 2006, resulting in increases in common equity. Cash received in 2006 from the resolution of an insurance claim related to quasi-reorganization issues was reported in Quasi-reorganization Resolution on the Statements of Consolidated Cash Flows.  The remaining liabilities of $24 million will be resolved in future years, and management believes the provisions established for these matters are adequate.

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period, and the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Although management believes the estimates and assumptions are reasonable, actual amounts ultimately may differ significantly from those estimates.

Basis of Presentation

In accordance with Statement of Financial Accounting Standards (SFAS) 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), certain operations have been reflected as discontinued operations for all periods presented in Sempra Energy’s Statements of Consolidated Income, Consolidated Balance Sheets, and Statements of Consolidated Cash Flows.  See Note 4 for additional information.

Regulatory Matters

Effects of Regulation

The accounting policies of the company's principal utility subsidiaries, SDG&E and SoCalGas, conform with GAAP for regulated enterprises and reflect the policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

The Sempra Utilities prepare their financial statements in accordance with the provisions of SFAS 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71), under which a regulated utility records a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. To the extent that recovery is no longer probable as a result of changes in regulation or the utility's competitive position, the related regulatory assets would be written off. Regulatory liabilities represent reductions in future rates for amounts due to customers. Information concerning regulatory assets and liabilities is provided below in "Revenues," "Regulatory Balancing Accounts" and "Regulatory Assets and Liabilities."

Regulatory Balancing Accounts

The amounts included in regulatory balancing accounts at December 31, 2006, represent net payables (payables net of receivables) of $167 million and $165 million for SoCalGas and SDG&E, respectively. The corresponding amounts at December 31, 2005 were net payables of $13 million and $179 million, respectively. These amounts are returned to customers by reducing future rates.

Except for certain costs subject to balancing account treatment, fluctuations in most operating and maintenance accounts from forecasted amounts approved by the CPUC in establishing rates affect utility earnings. Balancing accounts provide a mechanism for charging utility customers the amount actually incurred for certain costs, primarily commodity costs.  The CPUC has also approved balancing account treatment for variances between forecast and actual for SoCalGas' and SDG&E’s volumes and commodity costs, eliminating the impact on earnings from any throughput and revenue variances from adopted forecast levels. Additional information on regulatory matters is included in Notes 13 and 14.

Regulatory Assets and Liabilities

In accordance with the accounting principles of SFAS 71, the company records regulatory assets and regulatory liabilities as discussed above.

Regulatory assets (liabilities) as of December 31 relate to the following matters:

(Dollars in millions)	2006	2005
SDG&E
Fixed-price contracts and other derivatives	$429	$473
Recapture of temporary rate reduction*	56	116
Deferred taxes recoverable in rates	318	294
Unamortized loss on reacquired debt, net	38	42
Pension and other postretirement benefit obligations	220	165
Removal obligations**	(1,311)	(1,216)
Environmental costs	16	16
Other	18	29
Total	(216)	(81)

SoCalGas
Fixed-price contracts and other derivatives	(1)	49
Environmental remediation	39	39
Unamortized loss on reacquired debt, net	37	40
Removal obligations**	(1,019)	(1,097)
Deferred taxes refundable in rates	(221)	(200)
Employee benefit costs	36	24
Pension and other postretirement benefit obligations	136	48
Other	24	28
Total	(969)	(1,069)

Total	$(1,185)	$(1,150)

* In connection with electric industry restructuring, which is described in Note 13, SDG&E temporarily reduced rates to its small-usage customers. That reduction is being recovered in rates through 2007.

** This is related to SFAS 143, Accounting for Asset Retirement Obligations, which is discussed below in "Asset Retirement Obligations."

Net regulatory assets (liabilities) are recorded on the Consolidated Balance Sheets at December 31 as follows:

(Dollars in millions)	2006	2005
Current regulatory assets	$193	$255
Noncurrent regulatory assets	1,181	1,111
Current regulatory liabilities*	(8)	(3)
Noncurrent regulatory liabilities	(2,551)	(2,513)
Total	$(1,185)	$(1,150)
* Included in Other Current Liabilities.

Regulatory assets arising from fixed-price contracts and other derivatives are offset by corresponding liabilities arising from purchased power and natural gas transportation contracts. The regulatory asset is reduced as payments are made for services under these contracts. Deferred taxes recoverable in rates are based on current regulatory ratemaking and income tax laws. SoCalGas and SDG&E expect to recover net regulatory assets related to deferred income taxes over the lives of the assets that give rise to the accumulated deferred income taxes. The regulatory asset related to the recapture of a temporary rate reduction is amortized simultaneously with the amortization of the related rate reduction bond liability and is expected to be recovered by the end of 2007. The regulatory assets related to unamortized losses on reacquired debt are being recovered over the remaining original amortization periods of the loss on reacquired debt over periods ranging from 3 months to 21 years. Regulatory assets related to environmental costs represent the portion of the company’s environmental liability recognized at the end of the period in excess of the amount that has been recovered through rates charged to customers.  This amount is expected to be recovered in future rates as expenditures are made. Regulatory assets related to pension and other postretirement benefit obligations are offset by corresponding liabilities and are being recovered in rates based on the current regulatory framework.

All of these assets either earn a return, generally at short-term rates, or the cash has not yet been expended and the assets are offset by liabilities that do not incur a carrying cost.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase.

Restricted cash

Restricted cash was $4 million and $12 million at December 31, 2006 and 2005, respectively. The amounts are included in current assets under the caption Restricted Cash and primarily serve as cash collateral for certain debt agreements.

Collection Allowances

The allowance for doubtful accounts was $8 million, $10 million and $8 million at December 31, 2006, 2005 and 2004, respectively. The company recorded provisions for doubtful accounts of $13 million, $13 million and $12 million in 2006, 2005 and 2004, respectively. The company wrote off doubtful accounts of $15 million, $11 million and $34 million in 2006, 2005 and 2004, respectively.

The allowance for realization of trading assets was $53 million, $64 million and $56 million at December 31, 2006, 2005 and 2004, respectively. The company recorded provisions for trading assets of $15 million, $30 million and $3 million in 2006, 2005 and 2004, respectively.  The company wrote off doubtful accounts of $26 million, $22 million and $14 million in 2006, 2005 and 2004, respectively.

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

Futures and exchange-traded option transactions are recorded as contractual commitments on a trade-date basis and carried at current market value based on current closing exchange quotations. Derivative commodity swaps and forward transactions are accounted for as contractual commitments on a trade-date basis and carried at fair value derived from current dealer quotations and underlying commodity-exchange quotations. OTC options are carried at fair value based on the use of valuation models that utilize, among other things, current interest, commodity and volatility rates. For long-dated forward transactions, current market values are derived using internally developed valuation methodologies based on available market information. When there is an absence of observable market data at inception, inception values are not recognized until the related portion of the transaction becomes observable or has been delivered.  Where market rates are not quoted, current interest, commodity and volatility rates are estimated by reference to current market levels. Given the nature, size and timing of transactions, estimated values may differ significantly from realized values. Changes in market values are reflected in net income. Although trading instruments may have scheduled maturities in excess of one year, the actual settlement of these transactions can occur sooner, resulting in the current classification of trading assets and liabilities on the Consolidated Balance Sheets.

Energy transportation and storage contracts are recorded on an accrual basis, and energy commodity inventory is recorded at the lower of cost or market. However, metals inventories continue to be recorded at fair value.

Inventories

At December 31, 2006, inventory shown on the Consolidated Balance Sheets, which does not include Commodities Owned (which is shown as a separate caption on the Consolidated Balance Sheets), included natural gas of $134 million, and materials and supplies of $81 million. The corresponding balances at December 31, 2005 were $140 million and $65 million, respectively. Natural gas at the Sempra Utilities ($132 million and $140 million at December 31, 2006 and 2005, respectively) is valued by the last-in first-out (LIFO) method. When the Sempra Utilities' inventory is consumed, differences between the LIFO valuation and replacement cost are reflected in customer rates. Materials and supplies at the Sempra Utilities are generally valued at the lower of average cost or market.

Income Taxes

Income tax expense includes current and deferred income taxes from operations during the year. In accordance with SFAS 109, Accounting for Income Taxes (SFAS 109), the company records deferred income taxes for temporary differences between the book and tax bases of assets and liabilities.  Investment tax credits from prior years are being amortized to income by the Sempra Utilities over the estimated service lives of the properties. Other credits, mainly low-income housing and synthetic fuels tax credits, are recognized in income as earned. The company follows certain provisions of SFAS 109 that require regulated enterprises to recognize regulatory assets or liabilities to offset deferred tax liabilities and assets, respectively, if it is probable that such amounts will be recovered from, or returned to, customers.

The company follows Accounting Principles Board Opinion (APBO) 23, Accounting for Income Taxes -- Special Areas, in recording deferred taxes for investments in foreign subsidiaries and the undistributed earnings of foreign subsidiaries. "New Accounting Standards" below describes the expected impact of Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.

Property, Plant and Equipment

Property, plant and equipment primarily represents the buildings, equipment and other facilities used by the Sempra Utilities to provide natural gas and electric utility services, and by Sempra Generation and Sempra Pipelines & Storage. It also reflects projects included in construction work in progress at Sempra Pipelines & Storage and Sempra LNG.

The cost of plant includes labor, materials, contract services, and certain expenditures incurred during a major maintenance outage of a generating plant. Maintenance costs are expensed as incurred. In addition, the cost of utility plant includes an allowance for funds used during construction (AFUDC), as discussed below. The cost of non-utility plant includes capitalized interest. The cost of most retired depreciable utility plant minus salvage value is charged to accumulated depreciation.

Property, plant and equipment balances by major functional categories are as follows:

	Property, Plant
	and Equipment at		Depreciation rates for years ended
	December 31,		December 31,
(Dollars in billions)	2006	2005	2006	2005	2004
Sempra Utilities:
Natural gas operations	$9.1	$8.7	3.56%	3.66%	3.65%
Electric distribution	3.7	3.5	4.13%	4.13%	4.11%
Electric transmission	1.2	1.1	3.07%	3.05%	3.06%
Other electric	1.2	0.6	8.70%	9.75%	11.33%
Construction work in progress	0.4	0.8	NA	NA	NA
Total	15.6	14.7
			Estimated Useful Lives
Sempra Global and Parent:
Land and land rights	0.1	--	NA
Machinery and equipment
Generating plant	1.3	1.3	4 to 35 years
Pipelines	0.3	0.3	10 to 40 years
Other	0.2	0.2	3 to 10 years
Construction work in progress
LNG	1.0	0.5	NA
Other	0.1	--	NA
Other	0.3	0.1	1 to 20 years
	3.3	2.4
Total	$18.9	$17.1

Accumulated depreciation and decommissioning of natural gas and electric utility plant in service were $3.6 billion and $1.7 billion, respectively, at December 31, 2006, and were $3.4 billion and $1.6 billion, respectively, at December 31, 2005. Depreciation expense is based on the straight-line method over the useful lives of the assets or, for the Sempra Utilities, a shorter period prescribed by the CPUC. Accumulated depreciation for Sempra Global and Parent was $362 million and $295 million at December 31, 2006 and 2005, respectively, which includes amounts for power plants at Sempra Generation totaling $137 million and $94 million at December 31, 2006 and 2005, respectively. Depreciation expense is computed using the straight-line method over the asset's estimated original composite useful life or the remaining term of the site leases, whichever is shorter.

AFUDC, which represents the cost of debt and equity funds used to finance the construction of utility plant, is added to the cost of utility plant. Although it is not a current source of cash, AFUDC increases income and is recorded partly as an offset to interest expense and partly as a component of Other Income,

Net in the Statements of Consolidated Income. AFUDC amounted to $23 million, $19 million and $18 million for 2006, 2005 and 2004, respectively. Total capitalized carrying costs, including AFUDC and the impact of Sempra Global’s construction projects, were $81 million, $48 million and $27 million for 2006, 2005 and 2004, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Goodwill is not amortized, but is tested annually for impairment in accordance with SFAS 142, Goodwill and Other Intangible Assets (SFAS 142). As of December 31, 2006 and 2005, goodwill included in Noncurrent Sundry Assets on the Consolidated Balance Sheets is recorded as follows:

(Dollars in millions)
Sempra Commodities	$164
Sempra Pipelines & Storage	6
$170

In addition, the unamortized goodwill related to unconsolidated subsidiaries (included in Investments on the Consolidated Balance Sheets), primarily those located in South America, was $254 million and $291 million at December 31, 2006 and 2005, respectively, before foreign-currency translation adjustments. Including foreign-currency translation adjustments, these amounts were $248 million and $258 million, respectively. Other intangible assets were not material at December 31, 2006 or 2005. Additional information concerning the impairment of investments in unconsolidated subsidiaries is provided in Note 3.

Long-Lived Assets

In accordance with SFAS 144, the company periodically evaluates whether events or circumstances have occurred that may affect the recoverability or the estimated useful lives of long-lived assets, the definition of which does not include unconsolidated subsidiaries. Impairment of long-lived assets occurs when the estimated future undiscounted cash flows are less than the carrying amount of the assets. If that comparison indicates that the assets' carrying value may be permanently impaired, the potential impairment is measured based on the difference between the carrying amount and the fair value of the assets based on quoted market prices or, if market prices are not available, on the estimated discounted cash flows. This calculation is performed at the lowest level for which separately identifiable cash flows exist.

During 2005, impairments included pretax write-downs of $66 million at Sempra Generation and $6 million at Sempra Pipelines & Storage for abandoned projects. Sempra Generation recorded a non-cash impairment charge to write down the carrying value of a turbine set (consisting of two gas turbines and one steam turbine) to their estimated fair values. The charge is included in Impairment Losses on the Statements of Consolidated Income. Additional information concerning impairment of long lived assets is provided in Note 4.

Asset Retirement Obligations

The company accounts for its tangible long-lived assets under SFAS 143, Accounting for Asset Retirement Obligations (SFAS 143), and FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS 143 (FIN 47). SFAS 143 and FIN 47 require the company to record an asset retirement obligation for the present value of liabilities of future costs expected to be incurred when assets are retired from service, if the retirement process is legally required and if a reasonable estimate of fair value can be made. It requires recording of the estimated retirement cost over the life of the related asset by depreciating the present value of the obligation (measured at the time of the asset's acquisition) and accreting the discount until the liability is settled. Rate-regulated entities may recognize regulatory assets or liabilities as a result of the timing difference between the recognition of costs as recorded in accordance with SFAS 143 and FIN 47, and costs recovered through the rate-making process. Accordingly, a regulatory liability has been recorded to reflect that the Sempra Utilities have collected the funds from customers more quickly than SFAS 143 and FIN 47 would accrete the retirement liability and depreciate the asset.

Upon the adoption of SFAS 143 and FIN 47, the company recognized asset retirement obligations related to fuel storage tanks, underground natural gas storage facilities and wells, hazardous waste storage facilities, decommissioning of its nuclear power facilities, the California natural gas transmission pipeline, natural gas distribution, electric distribution, and electric transmission systems assets, and the site restoration of certain generation power plants.

The changes in the asset retirement obligations for the years ended December 31, 2006 and 2005 are as follows:

(Dollars in millions)	2006		2005
Balance as of January 1	$977	*	$348
Adoption of FIN 47	--		619
Accretion expense	63		25
Payments	(12)		(16)
Revisions to estimated cash flows	135		1
Balance as of December 31	$1,163	*	$977	*
* The current portion of the obligation is included in Other Current Liabilities on the Consolidated Balance Sheets.

Nuclear Decommissioning Liability

At December 31, 2006 and 2005, SDG&E had asset retirement obligations of $354 million and $339 million, respectively, and related regulatory liabilities of $394 million and $346 million, respectively, related to nuclear decommissioning, in accordance with SFAS 143.

Legal Fees

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees also will be incurred.

Comprehensive Income

Comprehensive income includes all changes in the equity of a business enterprise (except those resulting from investments by owners and distributions to owners), including foreign-currency translation adjustments, amortization of net actuarial loss and prior service cost related to pension and other postretirement benefits plans, changes in minimum pension liability, and certain hedging activities. The components of other comprehensive income, which consist of all these changes other than net income as shown on the Statements of Consolidated Income, are shown in the Statements of Consolidated Comprehensive Income and Changes in Shareholders' Equity.

The components of Accumulated Other Comprehensive Income (Loss), net of income taxes, at December 31, 2006 and 2005 are as follows:

(Dollars in millions)	2006	2005
Foreign-currency translation loss	$(276)	$(264)
Financial instruments, net of $32 and $30 income tax benefit, respectively	(50)	(58)
Unrealized gains on available-for-sale securities, net of $11 income tax	18	--
Unamortized net actuarial loss, net of $57 income tax benefit	(85)	--
Unamortized prior service cost, net of $1 income tax	3	--
Minimum pension liability adjustments, net of $25 income tax benefit	--	(36)
Balance as of December 31	$(390)	$(358)

Revenues

Revenues of the Sempra Utilities are primarily derived from deliveries of electricity and natural gas to customers and changes in related regulatory balancing accounts. Revenues from electricity and natural gas sales and services are recorded under the accrual method and recognized upon delivery. The portion of SDG&E's electric commodity that was procured for its customers by the California Department of Water Resources (DWR) and delivered by SDG&E is not included in SDG&E's revenues or costs. Commodity costs associated with long-term contracts allocated to SDG&E from the DWR also are not included in the Statements of Consolidated Income, since the DWR retains legal and financial responsibility for these contracts. Note 13 includes a discussion of the electric industry restructuring. Natural gas storage contract revenues are accrued on a monthly basis and reflect reservation, storage and injection charges in accordance with negotiated agreements, which have terms of up to 15 years. Included in revenues for the Sempra Utilities are revenues of $2.1 billion, $1.8 billion and $1.7 billion for electric and $4.8 billion, $5.3 billion and $4.5 billion for natural gas for 2006, 2005 and 2004, respectively.  Operating revenues include amounts for services rendered but unbilled (approximately one-half month's deliveries) at the end of each year.  The company presents its operating revenues net of sales taxes.

Additional information concerning utility revenue recognition is discussed above under "Regulatory Matters."

Sempra Commodities generates a substantial portion of its revenues from market making and trading activities as a principal in natural gas, electricity, petroleum, metals and other commodities, for which it quotes bid and ask prices to end users and other market makers. Principal transaction revenues are recognized on a trade-date basis and include realized gains and losses and the net change in the fair value of unrealized gains and losses. Sempra Commodities also earns trading profits as a dealer by structuring and executing transactions. Sempra Commodities utilizes derivative instruments to reduce its exposure to unfavorable changes in market prices which are subject to significant and volatile fluctuation. These instruments include futures, forwards, swaps and options.

Options, which are either exchange-traded or directly negotiated between counterparties, provide the holder with the right to buy from or sell to the other party an agreed amount of a commodity at a specified price within a specified period or at a specified time. As a writer of options, Sempra Commodities generally receives an option premium and manages the risk of an unfavorable change in the value of the underlying commodity by entering into offsetting transactions or by other means.

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

Non-derivative contracts are accounted for on an accrual basis.  Therefore, the related profit or loss will be recognized as the contracts are performed. Derivative instruments are discussed further in Note 10.

Sempra Generation’s revenues are derived primarily from the sale of electric energy to governmental and wholesale power marketing entities and are recognized as the energy is delivered. During 2006, 2005 and 2004, electric energy sales to the DWR accounted for a significant portion of Sempra Generation's revenues.

The consolidated foreign subsidiaries of Sempra Pipelines & Storage, all of which operate in Mexico, recognize revenue as deliveries are made similar to the Sempra Utilities, except that SFAS 71 is not applicable due to the different regulatory environment.

Foreign Currency Translation

The assets and liabilities of the company's foreign operations are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments do not enter into the calculation of net income or retained earnings (unless the operation is being discontinued), but are reflected in Comprehensive Income and in Accumulated Other Comprehensive Income (Loss), a component of shareholders' equity, as described above. To reflect the fluctuation in the value of the Argentine peso, the functional currency of the company's Argentine operations, Sempra Pipelines & Storage adjusted its investment in its two Argentine natural gas utility holding companies downward by $1 million, $3 million and $1 million in 2006, 2005 and 2004, respectively. A similar adjustment has been made to its investment in Chile to reflect the fluctuation in the value of the Chilean peso, the functional currency of the company’s Chilean operations, downward by $15 million in 2006, and upward by $32 million in 2005 and $22 million in 2004. These non-cash adjustments did not affect net income, but did affect Comprehensive Income and Accumulated Other Comprehensive Income (Loss). Smaller adjustments have been made to other operations where the U.S. dollar is not the functional currency. Additional information concerning these investments is described in Note 3.

Currency transaction gains and losses in a currency other than the entity's functional currency are included in the calculation of consolidated net income. The company recorded $1 million of currency transaction losses in 2006, $1 million of currency transaction gains in 2005 and a negligible amount in 2004.

Transactions with Affiliates

Loans to Unconsolidated Affiliates

In December 2001, Sempra Pipelines & Storage issued two U.S. dollar denominated loans totaling $35 million and $22 million to its affiliates Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A., respectively. In June 2006, Sempra Pipelines & Storage collected the outstanding balance from Camuzzi Gas Pampeana S.A.  The loan to Camuzzi Gas del Sur S.A. has a variable interest rate (12.37 percent at December 31, 2006) and is due in June 2007.  The $21 million balance outstanding under the remaining loan is reserved for at December 31, 2006.

Loans from Unconsolidated Affiliates

At both December 31, 2006 and 2005, Sempra Pipelines & Storage had long-term notes payable to unconsolidated affiliates that included $60 million at 6.57 percent due April 1, 2008 and $100 million at

6.73 percent due April 1, 2011. The loans are due to Chilquinta Energía Finance Co. LLC and are secured by Sempra Pipelines & Storage’s investments in Chilquinta Energía S.A. and Luz del Sur S.A.A. (Luz del Sur), which are discussed in Note 3.

In February 2000, the company issued $200 million of preferred stock in the form of 8.90 percent Cumulative Quarterly Income Preferred Securities, Series A (QUIPS). The company redeemed the $200 million of mandatorily redeemable trust preferred securities in February 2005.

Revenues and Expenses with Unconsolidated Affiliates

In 2006, 2005 and 2004, Sempra Commodities recorded $29 million, $85 million and $28 million, respectively, of purchases from Topaz Power Partners (Topaz), an unconsolidated affiliate. Sales to Topaz were $95 million, $213 million and $74 million in 2006, 2005 and 2004, respectively. Topaz sold its power plant assets in July 2006, as discussed in Note 3. Additionally, during the first seven months of 2005 and in all of 2004, Sempra Generation recorded $38 million and $60 million, respectively, in sales to El Dorado, then an unconsolidated affiliate, and recorded $43 million and $71 million, respectively, of purchases from El Dorado for those same periods. Sempra Energy purchased the remaining 50% interest in El Dorado in July 2005 and consolidated El Dorado in its financial statements.

Capitalized Interest

The company recorded $65 million, $33 million and $12 million of capitalized interest for 2006, 2005 and 2004, respectively, including the portion of AFUDC related to debt.

Other Income, Net

Other Income, Net consists of the following:

	Years ended December 31,
(Dollars in millions)	2006	2005	2004
Equity in income (losses) of unconsolidated subsidiaries (Note 3)	$338	$11	$(26)
Regulatory interest, net	(9)	(6)	3
Allowance for equity funds used during construction	16	14	14
Gain on settlement of Cameron liability	--	--	13
Sundry, net	36	32	28
Total	$381	$51	$32

New Accounting Standards

Pronouncements that have recently become effective that are relevant to the company and/or have had or may have a significant effect on the company’s financial statements are described below.

SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)):  Effective January 1, 2006, the company adopted SFAS 123(R), which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS 123(R) revises SFAS 123, Accounting for Stock-Based Compensation, and supersedes APBO 25, Accounting for Stock Issued to Employees (APBO 25). In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 107 (SAB 107) regarding the SEC's interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. The company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). Further discussion of share-based compensation is provided in Note 9.

SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154): SFAS 154 replaces APBO 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. Unless it is impracticable to do so, SFAS 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principle and of changes required by an accounting pronouncement in instances where the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. No such changes have been made by the company in 2006.

SFAS 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS 155): SFAS 155 is an amendment of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 155 amends SFAS 133 to allow financial instruments that have embedded derivatives to be accounted for as a whole, if the holder elects to account for the whole instrument on a fair value basis, and provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for all hybrid financial instruments acquired or issued by the company on or after January 1, 2007.

SFAS 157, "Fair Value Measurements" (SFAS 157): SFAS 157 defines fair value, provides guidance for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. SFAS 157 applies under other standards that require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company is in the process of evaluating the effect of this statement on its financial position and results of operations.

SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -  an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158): SFAS 158 amends SFAS 87, Employers’ Accounting for Pensions, SFAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and SFAS 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the company’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Generally, those changes are reported in the company’s comprehensive income and as a separate component of shareholders’ equity. The initial adoption of this statement did not have a significant impact on the company’s consolidated financial condition or results of operations, because the majority of the underfunding is at the Sempra Utilities where the liabilities are offset by regulatory assets. SFAS 158 is effective for the company’s 2006 Annual Report. Additional information on employee benefit plans is provided in Note 8.

The incremental effect of applying SFAS 158 on the Consolidated Balance Sheets at December 31, 2006 for all of the company’s employee benefit plans is presented in the following table:

(Dollars in millions)	Prior to application of SFAS 158	SFAS 158 application adjustments	After application of SFAS 158
Regulatory assets arising from pension and
other postretirement benefit obligations	$232	$124	$356
Sundry	$846	$(57)	$789
Other current liabilities	$1,179	$18	$1,197
Pension and other postretirement benefit
obligations, net of plan assets	$315	$294	$609
Deferred income taxes	$439	$(27)	$412
Deferred credits and other	$1,151	$(179)	$972
Accumulated other comprehensive
income (loss)	$(351)	$(39)	$(390)

SFAS 159, "The Fair Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" (SFAS 159): SFAS 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The company is in the process of evaluating the application of the fair value option and its effect on its financial position and results of operations.

FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48): FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 addresses how an entity should recognize, measure, classify and disclose in its financial statements uncertain tax positions that it has taken or expects to take in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. While the company has not completed its analysis, it does not expect that this statement will have a significant effect on the company’s consolidated financial statements.

NOTE 2. RECENT ACQUISITION AND INVESTMENT ACTIVITY

Sempra Generation

In March 2006, Sempra Generation completed the construction of the 550-megawatt (MW) Palomar power plant in Escondido, California, at which time it was transferred to SDG&E.

In July 2005, Sempra Generation purchased Reliant Energy's 50-percent interest in El Dorado Energy for $132 million (including assumed debt), resulting in Sempra Generation's having full ownership of the 480-MW El Dorado power plant located in Boulder City, Nevada.

Additional information regarding investment activity at Sempra Generation is provided in Notes 3 and 4.

Sempra LNG

Early in 2005, Sempra LNG began construction on the Energía Costa Azul liquefied natural gas (LNG) receipt terminal in Baja California, Mexico, and the terminal is expected to begin operations in early 2008. It is expected to cost approximately $900 million and will be capable of processing 1 billion cubic feet (bcf) of natural gas per day. Sempra LNG made expenditures of $266 million, $273 million and $29 million in 2006, 2005 and 2004, respectively, related to the terminal.  In addition, $36 million of expenditures were made in 2006 related to the proposed expansion project. The ultimate scope and timing of the expansion project will depend on the outcome of negotiations for binding supply and/or terminal service agreements.  As discussed below, Sempra Pipelines & Storage is expanding its Baja California pipelines to connect Energía Costa Azul to existing natural gas pipelines.

In August 2005, Sempra LNG entered into a contract for the construction of its Cameron LNG receipt terminal in Hackberry, Louisiana. The estimated cost of this project is approximately $750 million, and construction is expected to be completed in late 2008. Sempra LNG made expenditures of $273 million, $60 million and $8 million in 2006, 2005 and 2004, respectively, related to the terminal.   In January 2007, Sempra LNG received approval from the FERC for a possible expansion of the terminal’s production capacity to 2.65 bcf per day of natural gas from 1.5 bcf per day.  Expenditures related to the proposed expansion were $6 million in 2006. The ultimate scope and timing of the expansion project will depend on the outcome of negotiations for binding supply and/or terminal service agreements.

In March 2006, Sempra LNG executed a terminal services agreement with Merrill Lynch Commodities Inc. (MLC) to bring natural gas to the U.S. Gulf Coast, conditioned on MLC’s obtaining a contract for the supply of LNG.  The 15-year, full-service capacity agreement provides MLC the capability to process 500 million cubic feet per day through the Cameron LNG receipt terminal. It had been anticipated that MLC would have a supply of LNG by June 30, 2006, and Sempra LNG and MLC are in the process of negotiating an extension of time for MLC to obtain that supply.  Depending on the timing of MLC's finalizing its LNG supply arrangements, Sempra LNG would have the flexibility to fulfill its capacity commitment from either the first phase of Cameron LNG’s development or its expansion.

Sempra Pipelines & Storage

Sempra Pipelines & Storage is currently expanding its existing pipelines in Baja California, Mexico, and adding a spur line to connect Sempra LNG’s Energía Costa Azul terminal to an existing Sempra Energy natural gas pipeline in Mexico with interconnection to the U.S. border. The estimated cost of this project is $200 million, of which $66 million has been expended through December 31, 2006.  The expansion is expected to be completed in early 2008.

In 2004, Sempra Pipelines & Storage acquired the rights to develop Liberty Gas Storage (Liberty), a salt-cavern natural gas storage facility located in Calcasieu Parish, Louisiana. In May 2005, ProLiance Transportation and Storage, LLC (ProLiance) acquired a 25-percent ownership in Liberty from the company. Sempra Pipelines & Storage and ProLiance currently are finalizing construction of the facility.  Commercial operations are expected to commence in the second quarter of 2007. The facility will provide 17 bcf of working natural gas capacity for storage and will be connected to the Cameron and Port Arthur Pipelines under development by Sempra Pipelines & Storage to connect area LNG regasification terminals to the interstate gas transmission system. The estimated project cost is approximately $175 million, of which $104 million has been expended to date, primarily in 2006.

In September 2006, Sempra Pipelines & Storage and ProLiance jointly acquired three salt caverns representing 10 bcf to 12 bcf of potential natural gas storage capacity in Cameron Parish, Louisiana. Subject to finalization of development plans and regulatory approval, the property will be developed into a natural gas storage project. Sempra Pipelines & Storage will own 75 percent of the project and be responsible for development and operation of the facility. ProLiance will own a 25-percent interest in the project. Once developed, the newly acquired property and caverns would ultimately become an extension of Liberty. The estimated project cost is approximately $191 million, of which $32 million has been expended through December 31, 2006.

In December 2005, Sempra Pipelines & Storage entered into definitive agreements with Kinder Morgan Energy Partners, L.P. (KMP) to jointly pursue through Rockies Express Pipeline LLC (Rockies Express) the development of a proposed natural gas pipeline, the Rockies Express Pipeline (REX), that would link producing areas in the Rocky Mountain region to the upper Midwest and the Eastern United States.

In June 2006, Sempra Pipelines & Storage and KMP announced that ConocoPhillips (Conoco), an integrated petroleum company based in Houston, Texas, had exercised its option to acquire a 25-percent interest in Rockies Express, 24 percent currently and an additional 1-percent interest to be acquired after pipeline construction is completed. This reduced Sempra Pipelines & Storage's ownership interest in the project to 25 percent from its previous one-third ownership interest. KMP currently owns 51 percent of the equity in the project and will own 50 percent when construction, which has begun, is completed. In connection with financing received by Rockies Express in 2006, Sempra Pipelines & Storage and KMP were repaid their initial capital contributions, which was reported in Distribution from Investment on the company’s Statements of Consolidated Cash Flows.

In June 2006, Sempra Energy's management decided to sell Bangor Gas and Frontier Energy, Sempra Pipelines & Storage's domestic natural gas distribution companies.  In January 2007, Sempra Pipelines & Storage entered into agreements to sell the companies, subject to regulatory approvals.  Additional information is provided in Note 4.

Sempra Commodities

In September 2005, Sempra Commodities sold Bluewater Gas Storage, a natural gas storage facility in Michigan, and Pine Prairie Energy Center, a salt-cavern natural gas storage facility in Evangeline Parish, Louisiana, for $253 million.

NOTE 3.  INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

Investments are generally accounted for under the equity method when the company has an ownership interest of 20 to 50 percent. In these cases, the company’s pro rata shares of the subsidiaries’ net assets are included in Investments on the Consolidated Balance Sheets, and are adjusted for the company’s share of each investee’s earnings or losses, dividends and foreign currency translation effects. Equity in earnings of unconsolidated subsidiaries that is recorded before income tax is reported in Other Income, Net on the Statements of Consolidated Income.  Equity earnings recorded net of income tax recorded by the subsidiary are reported in Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries on the Statements of Consolidated Income. The carrying value of unconsolidated subsidiaries is evaluated for impairment based on the requirements of APBO 18, The Equity Method of Accounting for Investments in Common Stock (APBO 18), as amended by SFAS 142.  The company accounts for certain investments in housing partnerships made before May 19, 1995 under the cost method, whereby they had been amortized over ten years based on the expected residual value. The company has no unconsolidated subsidiaries where its ability to influence or control an investee differs from its ownership percentage.

The company’s long-term investment balances and earnings are summarized as follows:

	Investment at
	December 31,
(Dollars in millions)	2006		2005
Equity method investments:
Sempra Pipelines & Storage:
Chilquinta Energía	$440		$430
Luz del Sur	164		150
Sodigas Pampeana and Sodigas Sur	--		88
Sempra Generation:
Elk Hills Power	212		218
Topaz Power Partners	--		51
Housing partnerships	78		121
Total	894		1,058
Cost method investments—housing partnerships	18		24
Investments in unconsolidated subsidiaries	912		1,082
Other	174	*	9
Total long-term investments	$1,086		$1,091

* Other includes Sempra Pipelines & Storage’s $128 million investment in bonds as discussed in "Unsecured Long term Debt" in Note 5.

	Earnings for the
	years ended December 31,
(Dollars in millions)	2006	2005	2004
Equity method investments:
Earnings recorded before tax included in other income:
Elk Hills Power	$1	$3	$3
El Dorado Energy	--	(6)	(13)
Topaz Power Partners:
Earnings from operations	9	28	13
Gain on sale of power plants	344	--	--
Housing partnerships	(17)	(17)	(20)
Sempra Financial synthetic fuels partnerships	--	3	(9)
Rockies Express	1	--	--
Total earnings recorded before tax	$338	$11	$(26)
Earnings recorded net of tax:
Chilquinta Energía	$25	$25	$16
Luz del Sur	24	21	29
Sodigas Pampeana and Sodigas Sur:
Earnings from operations	6	9	17
Impairment loss, net of tax benefit of $86	(221)	--	--
Other	(16)	--	--
Total earnings recorded net of tax	$(182)	$55	$62

For equity method investments, costs in excess of equity in net assets (goodwill) were $248 million and $258 million at December 31, 2006 and 2005, respectively. Amortization thereof ceased in 2002 in accordance with SFAS 142. Costs in excess of the underlying equity in net assets will continue to be reviewed for impairment in accordance with APBO 18, as amended by SFAS 142. Descriptive information concerning each of these investments follows.

Sempra Pipelines & Storage

Sempra Pipelines & Storage and PSEG Global (PSEG), an unaffiliated company, each own a 50-percent interest in Chilquinta Energía S.A., a Chilean electric utility.

On April 1, 2004, Sempra Pipelines & Storage sold a portion of its interest in Luz del Sur, a Peruvian electric utility, for a total of $31 million, reducing its interest to 38 percent. As a result of the sale, Sempra Pipelines & Storage recognized a $5 million after-tax gain in 2004, which is included in Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries on the Statements of Consolidated Income.

Sempra Pipelines & Storage also owns 43 percent of two Argentine natural gas utility holding companies, Sodigas Pampeana and Sodigas Sur. As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent changes in the value of the peso, Sempra Pipelines & Storage had reduced the carrying value of its investment downward by a cumulative total of $202 million as of December 31, 2006. These non-cash adjustments, based on fluctuations in the value of the Argentine peso, did not affect net income, but were recorded in Comprehensive Income and Accumulated Other Comprehensive Income (Loss).

The related Argentine economic decline and government responses (including Argentina’s unilateral, retroactive abrogation of utility agreements early in 2002) continue to adversely affect the operations of these Argentine utilities. In 2002, Sempra Pipelines & Storage initiated arbitration proceedings under the 1994 Bilateral Investment Treaty between the United States and Argentina for recovery of the diminution of the value of its investments that has resulted from Argentine governmental actions. In 2003, Sempra Pipelines & Storage filed its legal brief with the International Center for Settlement of Investment Disputes, outlining its claims for $211 million (previously $258 million). Hearings were held in February 2006 and a decision is expected in early 2007. The company pursued a claim under a $48.5 million political-risk insurance policy to recover a portion of the investments’ diminution in value. In May 2006, a tribunal ruled against the company and rejected the claim.

In December 2006, the company decided to sell its investments in these companies.  The company adjusted its investment to estimated fair value and recorded a non-cash impairment charge to fourth quarter net income of $221 million.  The charge to net income is reported in Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries on the Statements of Consolidated Income.

The following table shows selected financial data for Sodigas Pampeana and Sodigas Sur:

	Years ended December 31,
(Dollars in millions)	2006	2005	2004

Gross revenues	$215	$242	$209
Gross profit	$97	$92	$82
Income from operations	$17	$14	$14
Gain on sale of assets	$1	$1	$--
Net income	$11	$22	$10

	At December 31,
(Dollars in millions)	2006	2005

Current assets	$95	$101
Noncurrent assets	$325	$326
Current liabilities	$166	$177
Noncurrent liabilities	$49	$46

Sempra Generation

The 550-MW Elk Hills Power (Elk Hills) project located near Bakersfield, California began commercial operations in July 2003. Elk Hills is 50-percent owned by Sempra Generation.

The 480-MW El Dorado power plant, located near Las Vegas, Nevada, began commercial operations in May 2000. In July 2005, Sempra Generation, a 50-percent owner at the time, purchased the remaining 50-percent ownership interest in El Dorado for $132 million (including assumed debt) from Reliant Energy Power Generation, who had been the joint venture partner in the El Dorado power plant.  As discussed in Note 15, SDG&E has an option to purchase the El Dorado power plant for book value in 2011, subject to certain regulatory approvals.

In July 2004, Topaz, a 50/50 joint venture between Sempra Generation and Riverstone Holdings, acquired ten Texas power plants from American Electric Power (AEP), including the 632-MW coal-fired Coleto Creek Power Station (Coleto Creek) and three natural gas and oil-fired plants in Laredo, San Benito and Corpus Christi, Texas. Topaz acquired these assets for $432 million in cash and the assumption of various environmental and asset retirement liabilities.

In July 2006, Sempra Generation and Riverstone Holdings sold Coleto Creek for a total of $1.15 billion in cash. The majority of the proceeds from the sale were distributed by Topaz as a dividend to Sempra Generation and Riverstone Holdings. The sale of the plant resulted in a pretax gain of $353 million for the company, which was reported in Equity in Income of Unconsolidated Subsidiaries. In a separate transaction, also in July 2006, Sempra Generation sold its interests in the natural gas plants that it acquired in connection with the Coleto Creek plant. An impairment loss of $9 million pretax related to the sale of the natural gas plants was recorded in 2006. In accordance with GAAP, because the company’s interests in Topaz are reported under the equity method, they are not reported as a discontinued operation.

The following table shows selected financial data for Topaz and ignores any reclassifications necessary for discontinued operations reporting by Topaz:

	Years ended December 31,
(Dollars in millions)	2006*	2005	2004**

Gross revenues	$212	$511	$236
Gross profit	$71	$167	$77
Income from operations	$21	$42	$26
Gain on sale of assets	$705	$11	$--
Net income	$726	$53	$26

	At December 31,
(Dollars in millions)	2006	2005

Current assets	$--	$128
Noncurrent assets	$--	$497
Current liabilities	$--	$65
Noncurrent liabilities	$--	$457

* As noted above, Topaz sold Coleto Creek in July 2006.
** Topaz acquired its generating plants in July 2004.

Sempra Financial

Prior to June 2006, Sempra Financial invested as a limited partner in affordable-housing properties. Sempra Financial’s portfolio included 1,300 properties throughout the United States that provided income tax benefits (primarily from income tax credits) generally over 10-year periods.

In June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party for $83 million subject to certain guarantees. Because of the guarantees, the transaction has been recorded as a financing transaction rather than as a sale, and the company consolidates the investments in the housing partnerships.  In the future, the company expects slightly higher income tax rates since the transaction almost completely eliminated the income tax benefits from the company's affordable-housing investments.

The cost of Sempra Financial’s investment in synthetic fuels income tax credits has been fully recovered for financial statement purposes as a result of a 2004 sale and contingent payments received during 2005.  Additional contingent payments are being recorded as income as they are received.

Sempra Commodities

Available-for-Sale Securities

Sempra Commodities had $55 million and $5 million of available-for-sale securities included in Investments at December 31, 2006 and 2005, respectively. At December 31, 2006, the balance in Accumulated Other Comprehensive Income (Loss) related to these securities was $18 million net of income tax, comprised of $19 million of unrealized gains and $1 million of unrealized losses. At December 31, 2005, the balance in Accumulated Other Comprehensive Income (Loss) included a negligible amount of unrealized gains and losses.

Sempra Commodities recorded $17 million and $6 million in purchases of available-for-sale securities in 2006 and 2005, respectively, and sold $1 million and $4 million of available-for-sale securities in 2006 and 2005, respectively, yielding proceeds of $2 million and $6 million in 2006 and 2005, respectively. The cost basis of the sales was determined by the specific identification method and pretax gains of $1 million and $2 million were realized as a result of the sales in 2006 and 2005, respectively.  Sempra Commodities recorded a $1 million pretax impairment loss in 2006 due to the permanent decline in market value of a single available-for-sale security.

The fair value of securities in an unrealized loss position at December 31, 2006 was $6 million. The unrealized losses were primarily caused by temporary declines in the market values of the securities. The company does not consider these investments to be other than temporarily impaired as of December 31, 2006.

Trading Securities

Securities of $13 million and $12 million were classified as trading securities at December 31, 2006 and 2005, respectively. The December 31, 2005 balance in trading securities included $9 million of securities that were reclassified from available-for-sale securities during 2005 due to changes in their status. Upon reclassification, $5 million related to a previously unrealized pretax gain was recognized in earnings.

The December 31, 2006 balance in trading securities included $3 million of securities that were reclassified from available-for-sale securities and $3 million that were reclassified from other investments during 2006 due to changes in their status. In 2006, Sempra Commodities recorded $19 million of pretax gains related to trading securities, including a pretax gain of $17 million resulting from sales, an unrealized pretax gain of $1 million from the aforementioned transfers to trading securities and an unrealized pretax gain of $1 million related to securities held at December 31, 2006.

NOTE 4.  DISCONTINUED OPERATIONS

In the second quarter of 2006, Sempra Generation sold its 305-MW, coal-fired Twin Oaks Power plant (Twin Oaks) in Texas for $479 million in cash.  Also in the second quarter, Sempra Generation completed the sales of Energy Services, which provided energy-saving facilities, and Facilities Management, which managed building heating and cooling facilities, for a total of $95 million in cash.  In the third quarter, Sempra Generation sold its exploration and production subsidiary, Sempra Energy Production Company (SEPCO), for $225 million in cash.

In June 2006, pursuant to Sempra Energy’s previously announced plan to focus resources on the development of its core businesses, Sempra Energy’s management decided to sell Bangor Gas and Frontier Energy, Sempra Pipelines & Storage’s natural gas distribution companies located in Maine and North Carolina, respectively. In accordance with SFAS 144, the company recorded an after-tax impairment loss of $40 million.  In January 2007, Sempra Pipelines & Storage entered into agreements to sell the companies subject to regulatory approvals.

In 2004, Sempra Energy’s board of directors approved management’s plan to dispose of its interest in Atlantic Electric & Gas Limited (AEG), which marketed power and natural gas commodities to commercial and residential customers in the United Kingdom.  In April of 2004, AEG went into administrative receivership and substantially all of the assets were sold.  This transaction resulted in an after-tax loss of $2 million.  In 2005, AEG’s loss was primarily attributed to foreign currency translation adjustments associated with its remaining assets and liabilities, legal costs and reserves against accounts receivable.  Based on collections in 2006, AEG reported income that primarily relates to reductions in the reserves against accounts receivable.

In accordance with SFAS 144, the above operations have been reported as discontinued for all periods presented in the company’s Consolidated Financial Statements.

Information concerning discontinued operations is summarized below:

(Dollars in millions)	Twin Oaks	Energy Services and Facilities Management	Bangor Gas and Frontier Energy	SEPCO	AEG	Consolidated state tax adjustment	Total

December 31, 2006:

Operating revenues	$22	$35	$12	$20	$--	$--	$89

Income from operations, before
income taxes	$1	$7	$--	$8	$4	$--	$20
Impairment loss	--	--	(68)	--	--	--	(68)
Income tax expense (benefit)	--	3	(26)	3	--	--	(20)
Consolidated state tax adjustment	--	--	--	--	--	1	1
	1	4	(42)	5	4	1	(27)

Gain on disposal, before income
taxes	349	--	--	176	--	--	525
Income tax expense (benefit)	122	(21)	--	73	--	--	174
Consolidated state tax adjustment	--	--	--	--	--	(9)	(9)
	227	21	--	103	--	(9)	342
	$228	$25	$(42)	$108	$4	$(8)	$315

December 31, 2005:

Operating revenues	$79	$110	$12	$24	$--	$--	$225

Income from operations, before
income taxes	$12	$5	$--	$8	$--	$--	$25
Income tax expense	4	2	--	3	--	--	9
	8	3	--	5	--	--	16

Loss on disposal (no income tax
benefit)	--	--	--	--	(9)	--	(9)
	$8	$3	$--	$5	$(9)	$--	$7

December 31, 2004:

Operating revenues	$74	$100	$9	$16	$201	$--	$400

Income (loss) from operations, before
income taxes	$8	$(9)	$1	$10	$(30)	$--	$(20)
Income tax expense (benefit)	3	(3)	1	4	(7)	--	(2)
	5	(6)	--	6	(23)	--	(18)

Loss on disposal, before income tax
benefit	--	--	--	--	(6)	--	(6)
Income tax benefit	--	--	--	--	(4)	--	(4)
	--	--	--	--	(2)	--	(2)
	$5	$(6)	$--	$6	$(25)	$--	$(20)

Balance sheet data are summarized below:

	December 31,	December 31,
(Dollars in millions)	2006	2005

Current assets of discontinued operations:
Twin Oaks	$--	$242
Energy Services and Facilities Management	--	163
Bangor Gas and Frontier Energy	60	100
SEPCO	--	56
AEG	2	50
	$62	$611

Current liabilities of discontinued operations:
Twin Oaks	$--	$44
Energy Services and Facilities Management	--	78
Bangor Gas and Frontier Energy	7	5
SEPCO	--	14
AEG	--	10
	$7	$151

NOTE 5. DEBT AND CREDIT FACILITIES

Committed Lines of Credit

At December 31, 2006, the company had available $6.2 billion in unused, committed lines of credit to provide liquidity and support commercial paper (the major components of which are detailed below).  As of December 31, 2006, $10 million of the lines supported variable-rate debt.

Sempra Global has a $2.5 billion five-year syndicated revolving credit facility expiring in 2010 and a $750 million three-year syndicated revolving credit facility expiring in 2008. The five-year and three-year credit facilities also provide for the issuance of up to $400 million and $500 million, respectively, of letters of credit on behalf of Sempra Global. The amount of borrowings otherwise available under each facility would be reduced by the amount of outstanding letters of credit. Obligations under each facility are guaranteed by Sempra Energy and bear interest at rates varying with market rates and Sempra Energy's credit rating. Each facility requires Sempra Energy to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. At December 31, 2006, Sempra Global had letters of credit of $45 million outstanding under the five-year facility.

Sempra Commodities has a five-year syndicated revolving credit facility expiring in 2010 that provides for up to $1.72 billion of extensions of credit (consisting of borrowings, letters of credit and other credit support accommodations) to Sempra Commodities and certain of its affiliates.   The amount of credit available under the facility is limited to the amount of a borrowing base consisting of receivables, inventories and other assets of Sempra Commodities that secure the credit facility and are valued for purposes of the borrowing base at varying percentages of current market value. Extensions of credit are guaranteed by Sempra Energy subject to a maximum guarantee liability of 20 percent of the lenders' total commitments under the facility. The facility requires Sempra Commodities to meet certain financial tests at the end of each quarter, including current ratio, leverage ratio, senior debt to tangible net worth ratio, and minimum net worth and tangible net worth tests. It also requires Sempra Energy to maintain, at the end of each quarter a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. It also imposes certain other limitations on Sempra Commodities, including limitations on other indebtedness, capital expenditures, liens, transfers of assets, investments, loans, advances, dividends, other distributions, modifications of risk-management policies and transactions with affiliates. At December 31, 2006, Sempra Commodities had no outstanding borrowings under this facility.  At December 31, 2006, letters of credit of $393 million were outstanding under the facility.

In May 2006, Sempra Commodities entered into a $500 million three-year revolving credit facility expiring in 2009 that provides for extensions of credit (consisting of revolving credit borrowings and the issuance of letters of credit and bank guarantees) to Sempra Commodities. Extensions of credit under the facility are guaranteed by Sempra Energy and bear interest at rates varying with market rates plus a fixed credit spread. The facility requires Sempra Energy to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. Sempra Commodities had $80 million of outstanding borrowings and $410 million of outstanding letters of credit under this facility at December 31, 2006.

Sempra LNG has a $1.25 billion five-year syndicated revolving credit facility that expires in 2009. The facility also provides for the issuance of letters of credit not exceeding $200 million outstanding at any one time. Borrowings, letter of credit obligations and other obligations under the facility are guaranteed by Sempra Energy and bear interest at rates varying with market rates and Sempra Energy's credit ratings. The facility requires Sempra Energy to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent.  Sempra LNG had no outstanding borrowings and $85 million of outstanding letters of credit under this facility at December 31, 2006.

The Sempra Utilities have a combined $600 million five-year syndicated revolving credit facility expiring in 2010, under which each utility individually may borrow up to $500 million, subject to a combined borrowing limit for both utilities of $600 million. Borrowings under the agreement bear interest at rates varying with market rates and the borrowing utility's credit rating. The agreement requires each utility to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. Borrowings under the agreement are individual obligations of the borrowing utility and a default by one utility would not constitute a default or preclude borrowings by the other. At December 31, 2006, the Sempra Utilities had no amounts outstanding under this facility. The facility provides support for $72 million of commercial paper outstanding at SDG&E at December 31, 2006.

As discussed in Note 2, Sempra Energy, Conoco and KMP currently hold 25 percent, 24 percent and 51 percent ownership interests, respectively, in Rockies Express. Rockies Express has entered into a $2 billion five-year credit facility expiring in 2011 that provides for revolving extensions of credit that are guaranteed severally by Sempra Energy, Conoco and KMP in proportion to their respective ownership percentages. Borrowings under the facility bear interest at rates varying with market rates plus a margin that varies with the credit ratings of the lowest-rated guarantor. The facility requires each guarantor to comply with various financial and other covenants comparable to those contained in its senior unsecured credit facilities, consisting in the case of Sempra Energy primarily of a requirement that it maintain a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent at the end of each quarter. Rockies Express had a total of $790 million of outstanding borrowings under this facility at December 31, 2006, of which $198 million is guaranteed by Sempra Energy. The fair value of this guarantee is negligible.

Uncommitted Lines of Credit

Under uncommitted facilities, lenders provide credit on a discretionary basis.  Terms are generally consistent with existing credit facilities.  At December 31, 2006, Sempra Commodities had $1.33 billion in various uncommitted lines of credit.  Of the $1.33 billion at December 31, 2006, $777 million of the lines is fully guaranteed by Sempra Energy, and bears interest at rates varying with market rates. The remaining $550 million line is secured by certain assets at Sempra Commodities and guaranteed by Sempra Energy up to 20 percent of the amount of borrowings or credit lines utilized, subject to additional amounts based on the recoverability of Sempra Commodities' collateral. At December 31, 2006, Sempra Commodities had $228 million of letters of credit and $75 million of short-term borrowings outstanding against these lines.

Other Short-term Debt

In addition to its lines of credit and commercial paper, Sempra Commodities had $25 million and $82 million of other short-term debt outstanding at December 31, 2006 and 2005, respectively.

Weighted Average Interest Rates

The company's weighted average interest rates on the total short-term debt outstanding were 5.76 percent and 4.54 percent at December 31, 2006 and 2005, respectively.

Long-term Debt

	December 31,
(Dollars in millions)	2006	2005
First mortgage bonds:
Variable rate (5.54% at December 31, 2006) December 1, 2009	$100	$100
4.375% January 15, 2011	100	100
Variable rates after fixed-to-floating rate swaps (5.18% at December 31, 2006)
January 15, 2011	150	150
4.8% October 1, 2012	250	250
6.8% June 1, 2015	14	14
5.3% November 15, 2015	250	250
5.45% April 15, 2018	250	250
Variable rate (3.30% at December 31, 2006) July 2018	161	--
5.85% June 1, 2021	60	60
6.0% June 1, 2026	250	--
5% to 5.25% December 1, 2027	150	150
2.832% to 2.972%* January and February 2034	176	176
5.35% May 15, 2035	250	250
5.75% November 15, 2035	250	250
3.06%* May 1, 2039	75	75
5.9% June 1, 2018	--	68
5.9% September 1, 2018	--	93
	2,486	2,236
Other long-term debt (unsecured unless otherwise noted):
4.621% Notes May 17, 2007	600	600
6.0% Notes February 1, 2013	400	400
Notes at variable rates after fixed-to-floating swap (8.3% at December 31, 2006)
March 1, 2010	300	300
Notes at variable rates (5.85% at December 31, 2006) May 21, 2008	300	300
4.75% Notes May 15, 2009	300	300
7.95% Notes March 1, 2010	200	200
5.9% June 1, 2014	130	130
Debt payable at 6.3% December 31, 2021	128	--
Employee Stock Ownership Plan
Bonds at 4.213% November 1, 2014	82	82
Bonds at variable rates (5.9% at December 31, 2006) November 1, 2014	10	22
6.37% Rate-reduction bonds, payable through 2007	66	132
5.5% December 1, 2021	60	60
5.3% July 1, 2021	39	39
Notes at 3.92% to 5.05% payable 2010 through 2011	32	--
Debt incurred to acquire limited partnerships, secured by real estate, at 7.52% to
9.35% annually through 2009	24	48
4.9% March 1, 2023	25	25
4.75% May 14, 2016	8	8
5.67% January 18, 2028	5	5
Other debt	21	33
Market value adjustments for interest rate swaps, net (expiring 2010-2011)	(4)	(1)
	5,212	4,919
Current portion of long-term debt	(681)	(98)
Unamortized discount on long-term debt	(6)	(6)
Total	$4,525	$4,815
* After floating-to-fixed rate swaps expiring in 2009.

Excluding market value adjustments for interest-rate swaps, maturities of long-term debt are:

(Dollars in millions)
2007	$681
2008	307
2009	423
2010	513
2011	269
Thereafter	3,023
Total	$5,216

Callable Bonds

At the company's option, certain bonds are callable subject to premiums at various dates: $881 million in 2007 and $282 million after 2011. In addition, $3 billion of bonds are callable subject to make-whole provisions.

First Mortgage Bonds

First mortgage bonds are issued by the Sempra Utilities and secured by a lien on utility plant. The Sempra Utilities may issue additional first mortgage bonds upon compliance with the provisions of their bond indentures, which require, among other things, the satisfaction of pro forma earnings-coverage tests on first mortgage bond interest and the availability of sufficient mortgaged property to support the additional bonds, after giving effect to prior bond redemptions. The most restrictive of these tests (the property test) would permit the issuance, subject to CPUC authorization, of an additional $3.1 billion of first mortgage bonds at December 31, 2006.

In June 2006, SDG&E publicly offered and sold $250 million of 6 percent first mortgage bonds, maturing in 2026.

In September 2006, SDG&E issued $161 million of variable-rate first mortgage bonds, maturing in 2018.  The bonds secure the repayment of tax-exempt industrial development bonds of an identical amount, maturity and interest rate issued by the City of Chula Vista, the proceeds of which have been loaned to SDG&E and will be repaid with payments on the first mortgage bonds. The proceeds from the issuance of the first mortgage bonds were used to retire an identical amount of 5.9 percent first mortgage bonds and related tax-exempt industrial development bonds of a similar weighted-average maturity.

Equity Units

In 2002, the company issued $600 million of Equity Units. The units included $600 million of the company's 5.60 percent senior notes due May 17, 2007. In February 2005, the company remarketed the senior notes for their remaining term at a rate of 4.621 percent.  In March and May 2005, 19.7 million shares of common stock were issued in connection with the settlement of the related common stock purchase contract as discussed in Note 12.

Unsecured Long-term Debt

Various long-term obligations totaling $2.6 billion at December 31, 2006 are unsecured.

In 2006, Sempra Pipelines & Storage, in order to reduce its property tax, incurred $128 million of long-term debt related to its joint development with ProLiance of its Liberty facility in Calcasieu Parish,

Louisiana. The debt is payable to the Calcasieu Parish Industrial Development Board. Related to the debt, the company recorded bonds receivable from the Industrial Development Board for the same amount. Both the financing obligation and the bonds receivable have interest rates of 6.3 percent and are due on December 31, 2021.

Rate-Reduction Bonds

In December 1997, $658 million of rate-reduction bonds were issued on behalf of SDG&E at an average interest rate of 6.26 percent. These bonds were issued to facilitate the 10 percent rate reduction mandated by California's electric-restructuring law, which is described in Note 13. They are being repaid over ten years by SDG&E's residential and small-commercial customers through a specified charge on their electricity bills. These bonds are secured by the revenue streams collected from customers and are not secured by, or payable from, utility property.

Debt of Employee Stock Ownership Plan (ESOP) and Trust (Trust)

The Trust covers substantially all of the employees of the parent organization, SoCalGas and most of Sempra Global's subsidiaries. The Trust is used to fund part of the retirement savings plan described in Note 8. The notes are payable by the Trust and mature in 2014. Of these notes, $81.5 million were repriced at an interest rate of 4.213 percent for a three-year term ending July 1, 2007. The balances of the notes are repriced weekly and subject to repurchase by the company at the holder’s option.  ESOP debt was paid down by $34 million during the last three years when 697,677 shares of company common stock were released from the Trust in order to fund the employer contribution to the company savings plan. Interest on the ESOP debt amounted to $4 million in 2006, $4 million in 2005 and $5 million in 2004. Dividends used for debt service amounted to $2 million in each of 2006, 2005 and 2004.

Interest-Rate Swaps

The company periodically enters into interest-rate swap agreements to moderate its exposure to interest-rate changes and to lower its overall cost of borrowing.

Fair value hedges

During 2004, to balance its mix of fixed and floating-rate debt, Sempra Energy entered into interest-rate swaps that effectively exchanged the fixed rate on $300 million of its $500 million 7.95 percent notes maturing in 2010 for a floating rate. The swaps expire in 2010. During 2003, SoCalGas entered into an interest-rate swap that effectively exchanged the fixed rate on $150 million of its $250 million 4.375 percent first mortgage bonds maturing in 2011 for a floating rate. The swap expires in 2011. At December 31, 2006, market value adjustments of $3 million were recorded as an increase primarily in Fixed-price Contracts and Other Derivatives (in noncurrent liabilities) and an offsetting decrease in Long-term Debt without affecting net income or other comprehensive income. At December 31, 2005, market value adjustments of $14 million were recorded as a decrease primarily in Fixed-price Contracts and Other Derivatives (in noncurrent assets as Sundry) and a corresponding decrease in Long-term Debt without affecting net income or other comprehensive income. There has been no hedge ineffectiveness on these swaps.

Cash flow hedges

In the third quarter of 2005, Sempra Energy Mexico entered into derivative transactions to hedge future interest payments associated with forecasted borrowings of $450 million for facilities related to Sempra LNG's Energía Costa Azul project. The swaps expire in 2027. The fair values of these swaps at December

31, 2006 and 2005, were $12 million and $6 million, respectively. In September 2004, SDG&E entered into interest-rate swaps to exchange the floating rates on its $251 million Chula Vista Series 2004 bonds maturing from 2034 through 2039 for fixed rates. The swaps expire in 2009. The fair values of these swaps at December 31, 2006 and 2005, were $3 million and $4 million, respectively. In 2006 and 2005, pretax income (loss) arising from the ineffective portion of interest-rate cash flow hedges was $(1) million and $4 million, respectively, and was recorded in Other Income, Net on the Statements of Consolidated Income. The effect of interest-rate cash flow hedges on other comprehensive income for the years ended December 31, 2006 and 2005 were gains of $5 million and $4 million, respectively. The balances in Accumulated Other Comprehensive Income (Loss) at December 31, 2006 and 2005, related to interest-rate cash flow hedges were a gain of $9 million and $4 million, respectively.

NOTE 6. FACILITIES UNDER JOINT OWNERSHIP

San Onofre Nuclear Generating Station (SONGS) and the Southwest Powerlink transmission line are owned jointly with other utilities. The company's interests at December 31, 2006 were as follows:

(Dollars in millions)	SONGS	Southwest Powerlink
Percentage ownership	20%	98%
Utility plant in service	$64	$310
Accumulated depreciation and amortization	$8	$162
Construction work in progress	$38	$--

The company, and each of the other owners, holds its interest as an undivided interest as tenants in common in the property. Each owner is responsible for financing its share of each project and participates in decisions concerning operations and capital expenditures.

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

The asset retirement obligation related to decommissioning costs for the SONGS units was $354 million at December 31, 2006. That amount includes the cost to decommission Units 2 and 3, and the remaining cost to complete Unit 1’s decommissioning, which is currently in progress. Decommissioning cost studies are updated every three years, with the most recent update approved by the CPUC in January 2007. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered, and is subject to adjustment every three years based on the costs allowed by regulators. Collections are authorized to continue until 2022, when the Units 2 and 3 NRC operating licenses will terminate and the decommissioning of Units 2 and 3 is expected to begin. At that time, sufficient funds are expected to have been collected to fully decommission SONGS.

Unit 1 was permanently shut down in 1992, and physical decommissioning began in January 2000. Several structures, foundations and large components have been dismantled, removed and disposed of. Spent nuclear fuel has been removed from the Unit 1 Spent Fuel Pool and stored on site in an independent spent fuel storage installation (ISFSI) licensed by the NRC. The remaining major work will include dismantling, removal and disposal of all remaining equipment and facilities (both nuclear and non-nuclear components), and decontamination of the site. These activities are expected to be completed in 2008. The ISFSI will be decommissioned after a permanent storage facility becomes available and the spent fuel is removed from the site by the U.S. Department of Energy. The Unit 1 reactor vessel is expected to remain on site until Units 2 and 3 are decommissioned.

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

The following tables show the fair values and gross unrealized gains and losses for the securities held in the trust funds.

	As of December 31, 2006
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
(Dollars in millions)	Cost	Gains	Losses	Value
Debt securities
U.S. government issues*	$215	$10	$(1)	$224
Municipal bonds**	55	1	--	56
Total debt securities	270	11	(1)	280
Equity securities	142	217	(1)	358
Cash and other securities***	61	3	--	64
Total available-for-sale securities	$473	$231	$(2)	$702

* Maturity dates are 2007-2030.
** Maturity dates are 2007-2037.
*** Maturity dates are 2007-2036.

	As of December 31, 2005
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
(Dollars in millions)	Cost	Gains	Losses	Value
Debt securities
U.S. government issues	$206	$16	$--	$222
Municipal bonds	53	2	(1)	54
Total debt securities	259	18	(1)	276
Equity securities	152	176	(1)	327
Cash and other securities	34	1	--	35
Total available-for-sale securities	$445	$195	$(2)	$638

The following table shows the proceeds from sales of securities in the trust and gross realized gains and losses on those sales.

	Years Ended December 31,
(Dollars in millions)	2006	2005	2004

Proceeds from sales	$474	$223	$237
Gross realized gains	$22	$17	$19
Gross realized losses	$(13)	$(11)	$(7)

Net unrealized gains are included in Asset Retirement Obligations and Regulatory Liabilities Arising from Removal Obligations on the Consolidated Balance Sheets. The company determines the cost of securities in the trust on the basis of specific identification.

The fair value of securities in an unrealized loss position as of December 31, 2006 was $92 million. The unrealized losses were primarily caused by interest rate movements and fluctuations in the market. The company does not consider these investments to be other than temporarily impaired as of December 31, 2006.

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

NOTE 7. INCOME TAXES

Reconciliations of the U.S. statutory federal income tax rate to the effective income tax rate are as follows:

	Years ended December 31,
	2006	2005	2004
Statutory federal income tax rate	35%	35%	35%
Utility depreciation	2	5	4
State income taxes, net of federal income tax benefit	4	3	4
Tax credits	(4)	(14)	(14)
Foreign income taxes	(1)	(3)	(3)
Resolution of Internal Revenue Service audits	(1)	(8)	--
Reduction of prior period state income tax accruals,
net of federal income tax effect	(1)	(6)	(3)
Reduction of interest rate on prior period federal income
tax liabilities, net of tax	--	--	(2)
Utility repair allowance	(1)	(3)	--
Adjustment to prior year estimated tax accruals	(1)	(2)	(1)
Other, net	1	(3)	(2)
Effective income tax rate	33%	4%	18%

The geographic components of Income from Continuing Operations Before Income Taxes and Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries are as follows:

	Years ended December 31,
(Dollars in millions)	2006	2005	2004
Domestic	$1,682	$724	$788
Foreign	232	168	255
Total	$1,914	$892	$1,043

The components of income tax expense are as follows:

	Years ended December 31,
(Dollars in millions)	2006	2005	2004
Current:
Federal	$416	$312	$123
State	96	11	21
Foreign	52	9	39
Total	564	332	183
Deferred:
Federal	90	(208)	10
State	(36)	(78)	(23)
Foreign	28	(6)	26
Total	82	(292)	13
Deferred investment tax credits	(5)	(6)	(6)
Total income tax expense	$641	$34	$190

Accumulated deferred income taxes at December 31 relate to the following:

(Dollars in millions)	2006	2005
Deferred tax liabilities:
Differences in financial and tax bases of depreciable and
amortizable assets	$831	$935
Regulatory balancing accounts	269	254
Unrealized revenue	63	39
Loss on reacquired debt	26	29
Property taxes	27	23
Other	17	8
Total deferred tax liabilities	1,233	1,288
Deferred tax assets:
General business tax credit carryforward	--	236
Credits from alternative minimum tax	101	143
Investment tax credits	46	50
Equity (income) loss	48	(48)
Net operating losses of separate state and foreign entities	95	84
Compensation-related items	165	171
Postretirement benefits	198	133
Other deferred liabilities	63	42
State income taxes	54	39
Bad debt allowance	18	8
Litigation and other accruals not yet deductible	327	346
Other	--	17
Total deferred tax assets	1,115	1,221
Net deferred income tax liability before valuation allowance	118	67
Valuation allowance	24	13
Net deferred income tax liability	$142	$80

The net deferred income tax liability is recorded on the Consolidated Balance Sheets at December 31 as follows:

(Dollars in millions)	2006	2005
Current asset	$(270)	$(134)
Noncurrent liability	412	214
Total	$142	$80

At December 31, 2006, the company had $101 million of alternative minimum tax credits with no expiration date. All of these credits have been included in the calculation of income tax expense in the year they arose.

At December 31, 2006, foreign subsidiaries had $286 million in unused net operating losses available to reduce future income taxes, primarily in Mexico, Canada and the United Kingdom. Significant amounts of these losses become unavailable to reduce future incomes taxes beginning in 2009. Financial statement benefits were recorded on all but $38 million of these losses, primarily by offsetting them against deferred tax liabilities with the same expiration pattern and country of jurisdiction. No benefits were recorded on the $38 million because they were incurred in jurisdictions where utilization is sufficiently in doubt.

At December 31, 2006, the company had not provided for U.S. income taxes on $716 million of foreign subsidiaries' undistributed earnings, since they are expected to be reinvested indefinitely outside the U.S.  It is not possible to predict the amount of U.S. income taxes that might be payable if these earnings were eventually repatriated.

The company believes it has adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. At December 31, 2006, $27 million was accrued for such matters. Although not probable, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, the company does not believe the ultimate resolution of tax issues for all open tax periods will have a materially adverse effect upon its results of operations or financial condition.

Synthetic Fuels Income Tax Credits

In 2004, Sempra Financial sold its investment in an enterprise that earns synthetic fuels income tax credits. That investment comprised one-third of Sempra Energy's synthetic fuels tax credits participation and was sold because the company's alternative minimum tax position defers utilization of the tax credits in the determination of income taxes currently payable.  The transaction was accounted for under the cost-recovery method, whereby subsequent proceeds in excess of the carrying value of the investment are recorded as income as received. As a result of this sale, Sempra Financial will not receive synthetic fuels tax credits. Sempra Commodities continues its operations related to synthetic fuels tax credits.

The Internal Revenue Service (IRS) has conducted various examinations of the partnerships associated with the synthetic fuels tax credits, covering various years as recent as 2000, depending on the partnership. It has reported no change in the credits. From acquisition of the facilities in 1998, the company has generated synthetic fuels tax credits of $493 million through December 31, 2006, of which $59 million were recorded in 2006.

If the annual average wellhead price per barrel of oil for 2007 is $55.82 or more, a partial or complete phase-out of synthetic fuels tax credits will occur.  After 2007, the company will no longer earn synthetic fuels tax credits.

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

During 2004, the company completed an extensive analysis of PE's deferred tax accounts. The analysis resulted in a $72 million reduction of the deferred tax liabilities and an offsetting credit to equity. The credit was recorded to equity because the balances related to tax effects of transactions prior to the quasi-reorganization. In 2004, the company also concluded its outstanding IRS examinations and appeals related to PE and its subsidiaries. As of December 31, 2006, the company's Consolidated Balance Sheets include a net deferred tax asset of $10 million related to remaining reserves arising from the quasi-reorganization.

NOTE 8. EMPLOYEE BENEFIT PLANS

The information presented below covers the employee benefit plans of the company and its principal subsidiaries.

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

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, expected return on plan assets, rates of compensation increase, health care cost trend rates, mortality rates, and other factors. These assumptions are reviewed on an annual basis prior to the beginning of each year and updated when appropriate. The company considers current market conditions, including interest rates, in making these assumptions. The company uses a December 31 measurement date for all of its plans.

In support of its Supplemental Executive Retirement Plan, the company maintains dedicated assets, including investments in life insurance contracts, which totaled $341 million at December 31, 2006.

In the third quarter of 2006, the Pension Protection Act of 2006 was enacted. This Act increases the funding requirements for qualified pension plans beginning in 2008. It also changes certain costs of providing pension benefits, including the interest rate for benefits paid as lump sums and the level of benefits that may be provided through qualified pension plans. The $73 million decrease in the company’s pension obligation due to the plan changes required by this legislation has been recognized in the benefit obligation and in the unrecognized prior service cost at the end of 2006. The unrecognized prior service cost will be amortized to net periodic benefit cost over approximately 13 to 18 years.

Effective March 1, 2007, the pension plans for all employees of Sempra Energy, except the non-represented employees of SoCalGas, will be amended to change the calculation of the benefit for certain participants. The affected participants are those that had an accrued benefit under the SoCalGas or SDG&E pension plans at the date the plans transitioned from a traditional defined benefit plan to a cash balance plan. The transition dates for SoCalGas represented and SDG&E non-represented participants was July 1, 1998, and for SDG&E represented participants it was November 1, 1998. Currently, these participants receive the greater of their accrued benefit in the cash balance plan or the present value of their benefit under the prior plan as of June 30, 2003. After the amendment date, they will receive the greater of the accrued benefit under the cash balance plan, or the present value of their accrued benefit under the prior plan at June 30, 2003 plus the cash balance benefit accrued after that date.  This amendment resulted in a $56 million increase in the company's benefit obligation and in the unrecognized prior service cost at the end of 2006.

Effective January 1, 2006, the pension plans for all employees of Sempra Energy, except the non-represented employees of SoCalGas, were amended to include deferred compensation, beginning January 1, 2006, in pension-eligible earnings. Also effective January 1, 2006, SoCalGas' pension plan for non-represented employees was amended to change the early retirement requirements. The service requirement necessary to qualify for early retirement was changed from 15 years to 10 years for participants currently in or grandfathered to that plan, which had an accrued benefit in SoCalGas' prior pension plan as of June 30, 2003. These two changes resulted in a net $1 million increase in the company's benefit obligation and in the unrecognized prior service cost at the end of 2006.

Effective January 1, 2006, the other postretirement benefit plans for represented and non-represented employees at SDG&E and non-represented employees at SoCalGas were amended to integrate the benefits plan design across the Sempra Utilities, resulting in a net $6 million decrease in the benefit obligation as of December 31, 2005.

SoCalGas' pension plan was amended effective January 1, 2005, to increase the pension formula for service credit in excess of 30 years resulting in an increase in the pension benefit obligation of $3 million.

As discussed in Note 1 under "New Accounting Standards," SFAS 158 is effective for the company's 2006 Annual Report. The company has adopted SFAS 158 on a prospective basis as of December 31, 2006. The effects of the amendments referred to in the four previous paragraphs were recognized in the company's benefit obligation as of December 31, 2006, in accordance with that standard.

The following table provides a reconciliation of the changes in the plans' projected benefit obligations during the latest two years and the fair value of assets, and a statement of the funded status as of the latest two year ends:

			Other
	Pension Benefits		Postretirement Benefits
(Dollars in millions)	2006	2005	2006	2005
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$2,843	$2,694	$869	$922
Service cost	73	62	24	24
Interest cost	158	153	45	48
Plan amendments	(16)	3	--	(6)
Actuarial loss (gain)	25	117	59	(74)
Curtailments	(1)	--	(4)	--
Benefit payments	(197)	(186)	(43)	(46)
Federal subsidy (Medicare Part D)	--	--	2	--
Other	--	--	--	1
Net obligation at December 31	2,885	2,843	952	869

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	2,364	2,340	623	585
Actual return on plan assets	333	186	82	39
Employer contributions	35	24	32	45
Benefit payments	(197)	(186)	(43)	(46)
Fair value of plan assets at December 31	2,535	2,364	694	623

Funded status at December 31	(350)	(479)	(258)	(246)
Unrecognized net actuarial loss	--	344	--	141
Unrecognized prior service cost (credit)	--	68	--	(17)
Net recorded liability at December 31	$(350)	$(67)	$(258)	$(122)

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

The net liability is included in the following captions on the Consolidated Balance Sheets as follows:

			Other
	Pension Benefits		Postretirement Benefits
(Dollars in millions)	2006	2005	2006	2005
Prepaid benefit cost	$--	$80	$--	$--
Noncurrent assets	19	--	--	--
Current liabilities	(18)	--	--	--
Noncurrent liabilities	(351)	(313)	(258)	(121)
Intangible asset	--	5	--	--
Regulatory asset	--	99	--	--
Accumulated other comprehensive
income (loss) - pretax	--	62	--	--
Net recorded liability	$(350)	$(67)	$(258)	$(121)

Amounts recorded in Accumulated Other Comprehensive Income (Loss) in connection with the initial adoption of SFAS 158 as of December 31, 2006, net of tax effects and amounts recorded as regulatory assets, are as follows:

		Other
	Pension	Postretirement
(Dollars in millions)	Benefits	Benefits
Net actuarial loss	$82	$3
Prior service (credit)	(1)	(2)
Total	$81	$1

The accumulated benefit obligations for defined benefit pension plans were $2.7 billion and $2.6 billion at December 31, 2006 and 2005, respectively. The following table provides information concerning pension plans with benefit obligations in excess of plan assets as of December 31.

	Projected Benefit		Accumulated Benefit
	Obligation Exceeds		Obligation Exceeds
	the Fair Value of		the Fair Value of
	Plan Assets		Plan Assets
(Dollars in millions)	2006	2005	2006	2005
Projected benefit obligation	$812	$2,490	$812	$757
Accumulated benefit obligation	$809	$2,258	$809	$752
Fair value of plan assets	$679	$2,189	$679	$616

The following table provides the components of net periodic benefit cost (income) for the years ended December 31:

				Other
	Pension Benefits			Postretirement Benefits
(Dollars in millions)	2006	2005	2004	2006	2005	2004
Service cost	$73	$62	$49	$24	$24	$21
Interest cost	158	153	154	45	48	51
Expected return on assets	(149)	(153)	(154)	(40)	(39)	(36)
Amortization of:
Prior service cost	10	10	9	(3)	(2)	(1)
Actuarial loss	18	17	12	3	7	10
Regulatory adjustment	(38)	(36)	(116)	4	9	2
Transfer of retirees	--	30	--	--	(10)	--
Total net periodic benefit cost (income)	$72	$83	$(46)	$33	$37	$47

The estimated net loss and prior service cost for the pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2007 are each $8 million. The estimated net loss and prior service credit for the other postretirement plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2007 are $7 million and $3 million, respectively.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was enacted in December of 2003. The Act establishes a prescription drug benefit under Medicare (Medicare Part D) and a tax-exempt federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that actuarially is at least equivalent to Medicare Part D. The company and its actuarial advisors determined that benefits provided to certain participants actuarially will be at least equivalent to Medicare Part D, and, accordingly, the company is entitled to a tax-exempt subsidy that reduces the company's accumulated postretirement benefit obligation under the plan at January 1, 2006 by $106 million and reduced the net periodic cost for 2006 by $13 million.

The significant assumptions related to the company's pension and other postretirement benefit plans are as follows:

			Other
	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
WEIGHTED-AVERAGE ASSUMPTIONS USED
TO DETERMINE BENEFIT OBLIGATION
AS OF DECEMBER 31:
Discount rate	5.75%	5.50%	5.85%	5.60%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

WEIGHTED-AVERAGE ASSUMPTIONS USED
TO DETERMINE NET PERIODIC BENEFIT
COSTS FOR YEARS ENDED DECEMBER 31:
Discount rate	5.50%	5.66%	5.60%	5.66%
Expected return on plan assets	7.00%	7.50%	6.85%	6.83%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

The company develops the discount rate assumptions based on the results of a third party modeling tool that matches each plan's expected future benefit payments to a bond yield curve to determine their present value. It then calculates a single equivalent discount rate which produces the same present value. The modeling tool uses an actual portfolio of 500 to 600 non-callable bonds with a Moody’s Aa rating with an outstanding value of at least $50 million to develop the bond yield curve. This reflects over $300 billion in outstanding bonds with approximately 50 issues having maturities in excess of 20 years.

The expected long-term rate of return on plan assets is derived from historical returns for broad asset classes consistent with expectations from a variety of sources, including pension consultants and investment advisors.

	2006	2005
ASSUMED HEALTH CARE COST
TREND RATES AT DECEMBER 31:
Health-care cost trend rate *	9.52%	9.78%
Rate to which the cost trend rate is assumed to
decline (the ultimate trend)	5.50%	5.50%
Year that the rate reaches the ultimate trend	2009	2008

* This is the weighted average of the increases for the company's health plans. The rate for these plans ranged from 8.50% to 10% in 2005 and 2006.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plan costs. A one-percent change in assumed health-care cost trend rates would have the following effects:

(Dollars in millions)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net
periodic postretirement health-care benefit cost	$10	$(8)
Effect on the health-care component of the accumulated other
postretirement benefit obligation	$107	$(88)

Pension Plan Investment Strategy

The asset allocation for the company's pension trust (which includes other postretirement benefit plans, except for those of the Sempra Utilities separately described below) at December 31, 2006 and 2005 and the target allocation for 2007 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2007	2006	2005
U.S. Equity	45%	46%	44%
Foreign Equity	25	24	27
Fixed Income	30	30	29
Total	100%	100%	100%

The company's investment strategy is to stay fully invested at all times and maintain its strategic asset allocation, keeping the investment structure relatively simple. The equity portfolio is balanced to maintain risk characteristics similar to the Morgan Stanley Capital International (MSCI) 2500 index with respect to industry and sector exposures and market capitalization. The foreign equity portfolios are managed to track the MSCI Europe, Pacific Rim and Emerging Markets indexes. Bond portfolios are managed with respect to the Lehman Aggregate Bond Index and Lehman Long Government Credit Bond Index. Other than index weight, the plan does not invest in securities of the company.

Investment Strategy for SoCalGas' Other Postretirement Benefit Plans

The asset allocation for SoCalGas' other postretirement benefit plans at December 31, 2006 and 2005 and the target allocation for 2007 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2007	2006	2005
U.S. Equity	70%	74%	74%
Fixed Income	30	26	26
Total	100%	100%	100%

SoCalGas' other postretirement benefit plans are funded by cash contributions from SoCalGas and the retirees. The asset allocation is designed to match the long-term growth of the plans' liability. These plans are managed using index funds.

Investment Strategy for SDG&E's Postretirement Health Plans

The asset allocation for SDG&E's postretirement health plans at December 31, 2006 and 2005 and the target allocation for 2007 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2007	2006	2005
U.S. Equity	25%	25%	23%
Foreign Equity	5	7	6
Fixed Income	70	68	71
Total	100%	100%	100%

SDG&E's postretirement health plans that are not included in the pension trust (shown above) pay premiums to health maintenance organization and point-of-service plans from company and participant contributions. SDG&E's investment strategy is to match the long-term growth rate of the liability primarily through the use of tax-exempt California municipal bonds.

Future Payments

The company expects to contribute $62 million to its pension plans and $51 million to its other postretirement benefit plans in 2007.

The following table reflects the total benefits expected to be paid for the next 10 years to current employees and retirees from the plans or from the company's assets.

		Other
(Dollars in millions)	Pension Benefits	Postretirement Benefits
2007	$224	$42
2008	$234	$47
2009	$244	$51
2010	$248	$55
2011	$259	$59
2012-2016	$1,370	$346

The expected future Medicare Part D subsidy payments are as follows:

(Dollars in millions)
2007	$2
2008	$2
2009	$3
2010	$3
2011	$3
2012-2016	$20

Savings Plans

The company offers trusteed savings plans to all employees. Participation in the plans is immediate for salary deferrals for all employees except for the represented employees at SoCalGas, who are eligible upon completion of one year of service. Subject to plan provisions, employees may contribute from one percent to 25 percent of their regular earnings, beginning with the start of employment. After one year of each employee's completed service, the company begins to make matching contributions. Employer contribution amounts and methodology vary by plan, but generally the contributions are equal to 50 percent of the first 6 percent of eligible base salary contributed by employees and, if certain company goals are met, an additional amount related to incentive compensation payments.

Employer contributions are initially invested in company common stock but may be transferred by the employee into other investments. Employee contributions are invested in company stock, mutual funds, institutional trusts or guaranteed investment contracts (the same investments to which employees may direct the employer contributions) as elected by the employee. The plan of Elk Hills, a non-wholly owned subsidiary, prohibits investments in stock of the company, and employer matching contributions are invested to mirror the employee-directed contributions. Employer contributions for the Sempra Energy and SoCalGas plans are partially funded by the ESOP referred to below. Company contributions to the savings plans were $31 million in 2006, $29 million in 2005 and $25 million in 2004. The market value of company stock held by the savings plans was $976 million and $824 million at December 31, 2006 and 2005, respectively.

Sempra Commodities also operates defined contribution plans outside of the United States. The contributions made by the company to such plans were $4 million in 2006, $4 million in 2005 and $3 million in 2004.

Employee Stock Ownership Plan

All contributions to the ESOP Trust (described in Note 5) are made by the company; there are no contributions made by the participants. As the company makes contributions, the ESOP debt service is paid and shares are released in proportion to the total expected debt service. Compensation expense is charged and equity is credited for the market value of the shares released. Dividends on unallocated shares are used to pay debt service and are applied against the liability. The Trust held 1.7 million shares and 1.9 million shares, respectively, of Sempra Energy common stock, with fair values of $94 million and $86 million, at December 31, 2006 and 2005, respectively.

NOTE 9. SHARE-BASED COMPENSATION

The company adopted SFAS 123(R) on January 1, 2006. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to the company’s employees and directors based on estimated fair values. The company has share-based compensation plans intended to align employee and shareholder objectives related to the long-term growth of the company. The plans permit a wide variety of share-based awards, including nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights, performance awards, stock payments, and dividend equivalents.

The company currently has the following types of equity awards outstanding:

•

Non-qualified Stock Options: Options have an exercise price equal to the market price of the common stock at the date of grant; are service-based, with vesting over a four-year period (subject to accelerated vesting upon a change in control or in accordance with severance pay agreements); and expire 10 years from the date of grant. Options are subject to forfeiture or earlier expiration upon termination of employment.

•

Non-qualified Stock Options with Dividend Equivalents: Granted only to PE’s employees through March 1998, these options include dividend equivalents which are paid upon the exercise of an otherwise in-the-money option.

•

Restricted Stock: Substantially all restricted stock vests at the end of a four-year period based on Sempra Energy’s total return to shareholders relative to that of market indices (subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control or in accordance with severance pay agreements). Holders of restricted stock have full voting rights. They also have full dividend rights, except for company officers, whose dividends are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock to which the dividends relate.

The company adopted the provisions of SFAS 123(R) using the modified prospective transition method. In accordance with this transition method, the company’s consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). Under the modified prospective transition method, share-based compensation expense for 2006 includes compensation expense for all share-based compensation awards granted prior to, but for which the requisite service had not yet been performed as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Share-based compensation expense for all share-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The company recognizes compensation costs net of an assumed forfeiture rate and recognizes the compensation costs for nonqualified stock options and restricted shares on a straight-line basis over the requisite service period of the award, which is generally four years. The company estimates the forfeiture rate based on its historical experience. On January 1, 2006, the company clarified for most restricted stock awards issued in 2003, 2004, and 2005, that the company will offer to repurchase only enough shares to cover minimum tax withholding requirements upon vesting of the awards. The company accounts for these awards as equity awards in accordance with SFAS 123(R).

Total share-based compensation expense for all of the company’s share-based awards was comprised as follows:

(Dollars in millions, except per share amounts)	2006
Share-based compensation expense, before income taxes	$42
Income tax benefits	(16)
Share-based compensation expense, net of income taxes	$26

Net share-based compensation expense, per common share
Basic	$0.10
Diluted	$0.10

Capitalized compensation cost was $3 million for 2006.

As a result of adopting SFAS 123(R) on January 1, 2006, the company’s net income before income taxes, income from continuing operations, and net income for the year ended December 31, 2006 were $29 million, $18 million and $18 million higher, respectively, and basic and diluted net income per share for the year ended December 31, 2006 were both $0.07 higher than if the company had continued to account for the share-based compensation under APBO 25. In addition, prior to the adoption of SFAS 123(R), the company presented the tax benefit of stock option exercises as operating cash flows. Upon the adoption of SFAS 123(R), the tax benefits resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for those share-based awards are classified as financing cash flows.

As of December 31, 2006, 18,076,566 shares were authorized and available for future grants of share-based awards. In addition, on January 1 of each year, additional shares equal to 1.5 percent of the outstanding shares of Sempra Energy common stock become available for grant. Company practice is to satisfy share-based awards by issuing new shares rather than by open-market purchases.

The company uses a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires the company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the company’s stock price. In accordance with SAB 107, for all share-based compensation awards granted after December 31, 2007, the average expected life will be based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach provided by SAB 107. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. The weighted average fair value for options granted during 2006 was $10.75 per share, using the Black-Scholes model with the following weighted-average assumptions:

2006
Stock price volatility	23%
Risk-free rate of return	4.3%
Annual dividend yield	2.5%
Expected life	6.2 Years

A summary of the non-qualified stock options as of December 31, 2006 and activity for the year then ended follows:

	Shares under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)

Outstanding at December 31, 2005	9,895,711	$25.92
Granted	793,600	$46.11
Exercised	(3,306,937)	$24.03		$79
Forfeited/canceled	(78,939)	$35.44
Outstanding at December 31, 2006	7,303,435	$28.87	5.7	$198

Vested or expected to vest,
at December 31, 2006	7,186,460	$28.74	5.7	$196
Exercisable at December 31, 2006	5,079,135	$25.49	4.8	$155

The aggregate intrinsic value at December 31, 2006 is the total of the difference between the company’s closing stock price and the exercise price for all in-the-money options. The total fair value of shares vested in 2006 was $12 million.

The $5 million of total compensation cost related to non-vested stock options not yet recognized as of December 31, 2006 is expected to be recognized over a weighted-average period of 2.6 years.

Cash received from option exercises during 2006 was $79 million. The tax benefits realized for the share-based payment award deductions, in addition to the $16 million benefit shown above, totaled $29 million for 2006.

The company uses a Monte-Carlo pricing model to estimate the fair value of the restricted stock awards. The company’s determination of fair value is affected by the company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to:

2006
Risk-free rate of return	4.3%
Annual dividend yield	2.6%
Stock price volatility	24%
Historical volatility (S&P 500)	11%

A summary of the company’s restricted stock awards as of December 31, 2006 and the activity during the year is presented below.

	Shares	Weighted Average Grant Date Fair Value

Nonvested at December 31, 2005	3,614,858	$43.82
Granted	920,900	$46.15
Vested	(1,567,755)	$43.29
Forfeited	(96,000)	$45.25
Nonvested at December 31, 2006	2,872,003	$45.81

The $40 million of total compensation cost related to nonvested restricted stock awards not yet recognized as of December 31, 2006 is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested in 2006 was $68 million.

Prior to the adoption of SFAS 123(R), the company recognized share-based compensation expense in accordance with APBO 25, whereby it would have recorded compensation expense only if it had granted options at a discount, which it did not do, and for certain pre-1999 stock option grants that included dividend equivalents. The company provided pro forma disclosure amounts in accordance with SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, as if the fair value method defined by SFAS 123 had been applied to its share-based compensation. The pro forma table below reflects net earnings and basic and diluted net earnings per share for 2005 and 2004, had the company applied the fair value recognition provisions of SFAS 123:

(Dollars in millions, except per share amounts)	2005	2004
Net income as reported	$920	$895
Stock-based employee compensation expense reported in
net income, net of tax	37	24
Total stock-based employee compensation under fair-value
method for all awards, net of tax	(43)	(30)
Pro forma net income	$914	$889

Earnings per share:
Basic - as reported	$3.74	$3.92
Basic - pro forma	$3.72	$3.89
Diluted - as reported	$3.65	$3.83
Diluted - pro forma	$3.63	$3.80

The pro forma effects of estimated share-based compensation expense for stock options on net income and earnings per common share for 2005 and 2004 were estimated at the date of grant using the Black-Scholes model based on the following assumptions:

	2005	2004
Stock price volatility	25%	25%
Risk-free rate of return	3.9%	3.7%
Annual dividend yield	2.8%	3.3%
Expected life	6 Years	6 Years

The Black-Scholes model weighted-average estimated fair values of stock options granted in 2005 and 2004 were $8.28 and $6.32 per share, respectively. The total intrinsic values of options exercised in 2005 and 2004 were $74 million and $54 million, respectively. The total fair values of option shares vested in

2005 and 2004 were $13 million and $14 million, respectively. The weighted average grant-date fair values for restricted stock granted in 2005 and 2004 were $36.49 and $30.57 per share, respectively. The total fair values of restricted stock vested in 2005 and 2004 were $10 million and $8 million, respectively.

NOTE 10. FINANCIAL INSTRUMENTS

Fair Value Hedges

Interest-Rate Swaps

The company periodically enters into interest-rate swap agreements to moderate its exposure to interest-rate changes and to lower its overall cost of borrowing. The company's fair value interest-rate swaps are discussed in Note 5.

Commodity Fair Value Hedges

For commodity derivative instruments designated as fair value hedges, the company recognized net pretax unrealized gains of $265 million, $103 million and $68 million for 2006, 2005 and 2004, respectively, which represent portions of gains on hedging instruments determined to be ineffective. These pretax gains include $179 million in 2006, $98 million in 2005 and $74 million in 2004, which represent time value of money which is excluded for hedge assessment purposes. The ineffectiveness gain related to hedges of commodity inventory is included in Operating Revenues from Sempra Global and Parent in the Statements of Consolidated Income.

Cash Flow Hedges

Interest-Rate Swaps

The company's interest-rate swaps to hedge cash flows are discussed in Note 5.

Other Cash Flow Hedges

For other derivative instruments designated as cash flow hedges, the company recognized a net unrealized pretax gain (loss) of $24 million in 2006, $1 million in 2005 and $(3) million in 2004, which represent portions of gains or losses on hedging instruments determined to be ineffective. The ineffectiveness amounts relate to the potential phase-out of synthetic fuels income tax credits, as well as hedges of natural gas purchases and sales related to transportation and storage capacity arrangements. In 2006, the company also reclassified $39 million of losses from Accumulated Other Comprehensive Income (Loss) due to the expectation that these losses are not expected to be recovered. The gains and losses are included in Operating Revenues from Sempra Global and Parent in the Statements of Consolidated Income.

The balances in Accumulated Other Comprehensive Income (Loss) at December 31, 2006 and 2005 related to all cash flow hedges were losses of $50 million and $57 million, respectively, net of income tax. The company expects that $53 million, which is net of income tax, that is currently recorded in Accumulated Other Comprehensive Income (Loss) related to these cash-flow hedges will be reclassified into earnings in 2007 as the hedged items affect earnings.

Sempra Commodities

The carrying values of trading assets and trading liabilities, primarily at Sempra Commodities, are as follows:

	December 31,
(Dollars in millions)	2006	2005
TRADING ASSETS

Trading-related receivables and deposits, net:
Due from trading counterparties	$2,610	$3,300
Due from commodity clearing organizations and clearing brokers	437	70
	3,047	3,370
Derivative trading instruments:
Unrealized gains on swaps and forwards	2,389	2,554
OTC commodity options purchased	1,679	1,948
	4,068	4,502

Commodities owned	1,845	2,498
Total trading assets	$8,960	$10,370

TRADING LIABILITIES

Trading-related payables	$3,211	$4,127

Derivative trading instruments sold, not yet purchased:
Unrealized losses on swaps and forwards	1,670	2,560
OTC commodity options written	634	686
	2,304	3,246

Commodities sold with agreement to repurchase	537	634
Total trading liabilities	$6,052	$8,007

Based on quarterly measurements, the average fair values during 2006 for trading assets and liabilities approximate $8.9 billion and $6.4 billion, respectively. For 2005, the amounts were $8.8 billion and $7.2 billion, respectively.

Sempra Commodities' credit risk from physical and financial instruments as of December 31, 2006 is represented by their positive fair value after consideration of collateral. Options written do not expose Sempra Commodities to credit risk. Exchange traded futures and options are not deemed to have significant credit exposure since the exchanges guarantee that every contract will be properly settled on a daily basis. Credit risk is also associated with its retail customers.

The following table summarizes the counterparty credit quality and exposure for Sempra Commodities at December 31, 2006 and 2005, expressed in terms of net replacement value. These exposures are net of collateral in the form of customer margin and/or letters of credit of $1.9 billion and $2.3 billion at December 31, 2006 and 2005, respectively.

	December 31,
(Dollars in millions)	2006	2005
Counterparty credit quality*
Commodity exchanges	$437	$70
AAA	19	6
AA	262	440
A	654	1,072
BBB	1,032	1,142
Below investment grade or not rated	1,011	815
Total	$3,415	$3,545

* As determined by rating agencies or by internal models intended to approximate rating agency determinations.

Sempra Utilities

At the Sempra Utilities, the use of derivative instruments is subject to certain limitations imposed by company policy and regulatory requirements. These instruments allow the company to estimate with greater certainty the effective prices to be received by the company and the prices to be charged to its customers. The Sempra Utilities record transactions for natural gas and electric energy contracts in Cost of Natural Gas and Cost of Electric Fuel and Purchased Power, respectively, in the Statements of Consolidated Income. On the Consolidated Balance Sheets, the Sempra Utilities record corresponding regulatory assets and liabilities relating to unrealized gains and losses from these derivative instruments to the extent derivative gains and losses associated with these derivative instruments will be payable or recoverable in future rates.

Fair Value of Financial Instruments

The fair values of certain of the company's financial instruments (cash, temporary investments, notes receivable, dividends payable, short-term debt and customer deposits) approximate their carrying amounts. The following table provides the carrying amounts and fair values of the remaining financial instruments at December 31:

	2006			2005
	Carrying		Fair	Carrying		Fair
(Dollars in millions)	Amount		Value	Amount		Value
Investments in limited partnerships*	$96		$134	$145		$208
Total long-term debt	$5,212		$5,244	$4,919		$4,979
Due to unconsolidated affiliates	$162		$169	$162		$173
Preferred stock of subsidiaries	$196	**	$186	$198	**	$181

* See Note 3.

**  $17 million and $19 million in 2006 and 2005, respectively, of mandatorily redeemable preferred stock of subsidiaries is included in Deferred Credits and Other Liabilities and in Other Current Liabilities on the Consolidated Balance Sheets.

The fair values of investments in limited partnerships were based on the present value of estimated future cash flows, discounted at rates available for similar investments. The fair values of debt incurred to acquire limited partnerships were estimated based on the present value of the future cash flows, discounted at rates available for similar notes with comparable maturities. The fair values of the other long-term debt and preferred stock are based on their quoted market prices or quoted market prices for similar securities.

NOTE 11. PREFERRED STOCK OF SUBSIDIARIES

	Call/
	Redemption	December 31,
	Price	2006	2005
Not subject to mandatory redemption:		(in millions)
Pacific Enterprises:
Without par value, authorized 15,000,000 shares:
$4.75 Dividend, 200,000 shares outstanding	$100.00	$20	$20
$4.50 Dividend, 300,000 shares outstanding	$100.00	30	30
$4.40 Dividend, 100,000 shares outstanding	$101.50	10	10
$4.36 Dividend, 200,000 shares outstanding	$101.00	20	20
$4.75 Dividend, 253 shares outstanding	$101.00	--	--
Total		80	80

SoCalGas:
$25 par value, authorized 1,000,000 shares:
6% Series, 28,041 shares outstanding		1	1
6% Series A, 783,032 shares outstanding		19	19
Total		20	20

SDG&E:
$20 par value, authorized 1,375,000 shares:
5% Series, 375,000 shares outstanding	$24.00	8	8
4.5% Series, 300,000 shares outstanding	$21.20	6	6
4.4% Series, 325,000 shares outstanding	$21.00	7	7
4.6% Series, 373,770 shares outstanding	$20.25	7	7
Without par value:
$1.70 Series, 1,400,000 shares outstanding	$25.595	35	35
$1.82 Series, 640,000 shares outstanding	$26.00	16	16
Total		79	79
Total not subject to mandatory redemption		179	179

Subject to mandatory redemption:
SDG&E:
Without par value: $1.7625 Series, 650,000 and 750,000
shares outstanding at December 31, 2006
and 2005, respectively*	$25.00	17	19
Total preferred stock		$196	$198

* At December 31, 2006 and 2005, $14 million and $16 million, respectively, were included in Deferred Credits and Other Liabilities and $3 million and $3 million, respectively, were included in Other Current Liabilities on the Consolidated Balance Sheets.

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

None of SoCalGas' preferred stock is callable. All series have one vote per share, cumulative preferences as to dividends and liquidation values of $25 per share plus any unpaid dividends. SoCalGas is currently authorized to issue 5 million shares of series preferred stock and 5 million shares of preference stock, both without par value and with cumulative preferences as to dividends and with liquidation value (the preference stock would rank junior to all series of preferred stock), and other rights and privileges that would be established by the board of directors at the time of issuance.

All series of SDG&E's preferred stock have cumulative preferences as to dividends. The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation value at par. The no-par-value preferred stock is nonvoting and has a liquidation value of $25 per share plus any unpaid dividends. SDG&E is authorized to issue 10,000,000 shares of no-par-value preferred stock (both subject to and not subject to mandatory redemption). All series are callable.  The $1.7625 Series has a sinking fund requirement to redeem 50,000 shares at $25 per share in 2007; all remaining shares must be redeemed in 2008. On each of January 15, 2007 and January 15, 2006, SDG&E redeemed 100,000 shares.

During 2006, the SDG&E Board of Directors and shareholders approved an amendment to SDG&E’s articles of incorporation that authorizes SDG&E to issue up to 25 million shares of an additional class of preference shares designated as "Series Preference Stock." The Series Preference Stock is in addition to the Cumulative Preferred Stock, Preference Stock (Cumulative) and Common Stock that SDG&E was otherwise authorized to issue, and when issued would rank junior to the Cumulative Preferred Stock and Preference Stock (Cumulative) having rights, preferences and privileges that would be established by the board at the time of issuance.

NOTE 12.  SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE (EPS)

The following table provides the per share computations for income from continuing operations for the years ended December 31:

	Income (millions) (numerator)	Shares (thousands) (denominator)	Per Share Amounts

2006

Basic EPS	$1,091	256,477	$4.25

Effect of dilutive
securities:
Stock options and
restricted stock awards	--	4,891

Diluted EPS	$1,091	261,368	$4.17

2005

Basic EPS	$913	245,906	$3.71

Effect of dilutive
securities:
Stock options and
restricted stock awards	--	4,308
Equity Units	--	1,874

Diluted EPS	$913	252,088	$3.62

2004

Basic EPS	$915	228,271	$4.01

Effect of dilutive
securities:
Stock options and
restricted stock awards	--	3,595
Equity Units	--	1,986

Diluted EPS	$915	233,852	$3.92

The dilution from common stock options is based on the treasury stock method, whereby the proceeds from the exercise price and unearned compensation as defined by SFAS 123(R) are assumed to be used to repurchase shares on the open market at the average market price for the year. The calculation excludes options for which the exercise price was greater than the average market price for common stock during the year. The company had 789,830 stock options that were outstanding during 2006, but were not included in the computation of diluted EPS for that year because the effect of including these awards would be anti-dilutive, due to the inclusion of unearned compensation in the assumed proceeds. There were no such options in 2005 and 2004.

The dilution from unvested restricted stock awards is based on the treasury stock method, whereby assumed proceeds equivalent to the unearned compensation as defined by SFAS 123(R) related to the awards are assumed to be used to repurchase shares on the open market at the average market price for the year. The company had 850 and 1,566 restricted stock awards that were outstanding during 2006 and 2005, respectively, but were not included in the computation of diluted EPS for the these years because the effect of including these awards would be anti-dilutive.

The company is authorized to issue 750,000,000 shares of no-par-value common stock. In addition, the company is authorized to issue 50,000,000 shares of preferred stock having rights, preferences and privileges that would be established by the Sempra Energy Board of Directors at the time of issuance.

Excluding shares held by the ESOP, common stock activity consisted of the following:

	2006	2005	2004
Common shares outstanding, January 1	257,187,943	234,175,980	226,598,619
Equity Units	--	19,655,999	--
Savings plan issuance	807,258	376,418	1,638,581
Shares released from ESOP	232,650	228,407	236,620
Stock options exercised	3,306,937	4,023,167	4,124,080
Restricted stock issuances	920,900	1,170,800	1,223,000
Common stock investment plan*	352,736	127,983	611,259
Shares repurchased	(706,554)	(2,453,346)	(181,819)
Shares forfeited and other	(96,180)	(117,465)	(74,360)
Common shares outstanding, December 31	262,005,690	257,187,943	234,175,980
* Participants in the Direct Stock Purchase Plan may reinvest dividends to purchase newly issued shares.

Shares of common stock held by the ESOP were 1,683,766, 1,916,416 and 2,144,823 at December 31, 2006, 2005 and 2004, respectively.

The payment of future dividends and the amount thereof are within the discretion of the company's board of directors. The CPUC's regulation of the Sempra Utilities' capital structure limits the amounts that are available for dividends and loans to the company from the Sempra Utilities. At December 31, 2006, SoCalGas could have provided a total of $78 million to Sempra Energy, through dividends and loans, and no amounts were available from SDG&E.

Equity Units

In 2002, the company issued $600 million of Equity Units. The units included $600 million of the company's 5.60 percent senior notes due May 17, 2007 and a contract to purchase shares of the company stock on May 17, 2005 at a price per share determined by the then-prevailing market price. In 2005, 19,655,999 shares of common stock were issued in settlement of the contracts to purchase the company's common stock for $600 million.

Common Stock Repurchase Program

Unrelated to share-based compensation as described in Note 9, on April 6, 2005, the board of directors authorized the expenditure of up to $250 million for the purchase of shares of common stock, at any time and from time to time, in the open market, in negotiated transactions and otherwise, of which $88 million has been expended through December 31, 2006. No such purchases have been made since June 30, 2005.

NOTE 13. ELECTRIC INDUSTRY REGULATION

Background

One legislative response to the 2000 - 2001 power crisis resulted in the purchase by the California DWR of a substantial portion of the power requirements of California's electricity users. In 2001, the DWR entered into long-term contracts with suppliers, including Sempra Generation, to provide power for the utility procurement customers of each of the California investor-owned utilities (IOUs). The CPUC has established the allocation among the IOUs of the power and its administrative responsibility, including collection of power contract costs from utility customers. Beginning on January 1, 2003, the IOUs resumed responsibility for electric commodity procurement above their allocated share of the DWR's long-term contracts.

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

In December 2005, the CPUC approved a draft decision reallocating one of the state's DWR power contracts (Williams Energy "Power D") from SDG&E to Southern California Edison (Edison). The decision was modified to make the reallocation effective January 1, 2007, allowing SDG&E an additional year to plan for and acquire the necessary replacement resources. In December 2006, the CPUC issued a decision adopting the 2007 revenue requirement submitted by the DWR with a revised rate charged to customers and remitted to the DWR, effective January 1, 2007.

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

In March 2006, control and ownership of the 550-MW Palomar generating plant was transferred from Sempra Generation, which built the plant, to SDG&E. The CPUC has approved the revenue requirement for the plant as proposed by SDG&E.

In 2006, the CPUC issued decisions finding that SDG&E's administration of power purchase agreements and procurement of least-cost dispatch power activities were reasonable and prudent during the period October 1, 2003 through December 31, 2005. The decisions further concluded that SDG&E's procurement-related revenue and expenses during this period were reasonable and prudent.

In October 2006, SDG&E, Calpine Corporation (Calpine), Otay Mesa Energy Center, LLC (OMEC), a wholly owned subsidiary of Calpine, and other Calpine affiliates, entered into an agreement, approved in September 2006 by the CPUC, for SDG&E to purchase power from a 573-MW generating facility under development in the Otay Mesa area of SDG&E's service territory. The agreement includes, among other things, an option in favor of SDG&E to purchase the facility for a fixed price at the end of the 10-year power purchase agreement (PPA) and an option in favor of the plant's owners to compel SDG&E to purchase the plant for a lower fixed price at the end of the PPA. The CPUC also approved an additional return to SDG&E to compensate it for the effect on its financial ratios from the expected requirement to consolidate OMEC in accordance with FIN 46(R), Consolidation of Variable Interest Entities. Among other conditions precedent, the transaction also required the approvals of the court having jurisdiction over the Calpine bankruptcy and of the FERC, which were obtained in November 2006 and January 2007, respectively. The remaining conditions precedent are expected to be resolved in the second quarter of 2007. Assuming such resolution is timely attained, the generating facility is expected to be in commercial operation by mid-2009 and annual capacity payments are estimated to be approximately $70 million.

In December 2005, SDG&E filed an application with the CPUC proposing the construction of the Sunrise Powerlink, a 500-kV transmission line between the San Diego region and the Imperial Valley that is estimated to cost $1.3 billion and be able to deliver 1,000 MW by mid-2010. The purpose of the project is to enhance reliability, provide access to renewable resources and lower the cost of certain delivered energy. SDG&E and the Imperial Irrigation District (IID) have entered into a Memorandum of Agreement (MOA) to build the project, subject to the negotiation of a definitive agreement. If the IID participates in the project in accordance with the MOA, SDG&E's share of the project is estimated to be $1 billion. During 2006, SDG&E reached several milestones, including the California Independent System Operator's (ISO) Board of Governors finding the proposed transmission line economically justified and needed to meet the demand for electricity in the region, the CPUC's Energy Division deeming the application complete and the company holding public participation hearings to get input on the project. In November 2006, a ruling was issued establishing the scope of the proceeding and targeting a draft decision to be issued in December 2007 and a final decision to be adopted in early 2008. In response to this ruling, SDG&E submitted supplemental testimony in January 2007 to provide additional information and analyses regarding the Sunrise Powerlink project and its potential benefits. The CPUC will also conduct additional public scoping meetings and plans to issue a draft Environmental Impact Report and Environmental Impact Statement for public comment in August 2007.

California Senate Bill 107, enacted in September 2006, requires California's IOUs to achieve a 20 percent renewable energy portfolio by 2010, instead of 2017 as previously required by state law. SDG&E already had been moving forward to achieve a 20 percent goal by 2010, consistent with California's Energy Action Plan (EAP) and EAP II. As of mid-February 2007, SDG&E has executed renewable energy contracts that are expected to supply approximately 13 percent of SDG&E's projected retail demand by the end of 2010, assuming the suppliers deliver as forecasted and the necessary transmission infrastructure is added. Also in September 2006, additional legislative bills were passed, including Assembly Bill 32 and Senate Bill 1368, mandating cuts in greenhouse gas emissions, which could impact costs and growth at the Sempra Utilities and at Sempra Generation's power plants. Any cost impact at the Sempra Utilities is expected to be recoverable through rates. The CPUC's adoption of an interim Greenhouse Gas Emissions Performance Standard in January 2007 implements Senate Bill 1368 by prohibiting investor-owned utilities (IOUs) from entering into new, or renewing existing, long-term (five years or longer) contracts for electricity from base-loaded sources that emit more carbon dioxide than a modern natural gas plant (1,100 pounds of carbon dioxide per megawatt-hour). All of SDG&E's existing long-term contracts for electricity, with the exception of the supply contract with Portland General Electric for 89 MW that expires in 2013, are from sources that meet this standard. In September 2006, the CPUC issued a ruling initiating Phase II of its Electric Resource Plan Order Instituting Rulemaking (OIR) which will address the long-term electric procurement plans of SDG&E, Edison and Pacific Gas & Electric for the period 2007 - 2016. SDG&E filed its long-term plan with the CPUC in December 2006, including a ten-year resource plan that details its expected portfolio of resources over the planning horizon of 2007 - 2016. The long-term plan incorporates the renewable energy and greenhouse gas emissions standards established by the CPUC and by Senate Bill 1368.  SDG&E's plan identifies, among other details, the need for additional generation resources beginning in 2010, including a baseload plant in 2012. The plan also indicates that SDG&E has an option to acquire the El Dorado power plant owned by Sempra Generation, as discussed in Note 15 under "Other Natural Gas Cases." A CPUC decision on the long-term plan is expected to be issued by the third quarter of 2007.

San Onofre Nuclear Generating Station (SONGS)

In June 2006, the CPUC adopted a decision granting SDG&E an increase in SONGS' electric rate revenues for 2004 and 2005, which resulted in a $13.2 million increase in pretax income in the second quarter of 2006, in response to SDG&E's request for a rehearing to resolve a computational error in the CPUC's 2004 Cost of Service decision which established the revenue requirement for SDG&E's share of the operating costs of SONGS.

In May 2006, the CPUC adopted a decision in Edison's 2006 General Rate Case. In this decision, SDG&E was authorized a $21.8 million increase in its revenue requirement for 2006, which represents SDG&E's share of the cost recovery requested by Edison.

In 2004, Edison, the operator of SONGS, applied for CPUC approval to replace the steam generators at SONGS, stating that the work needed to be done in 2009 and 2010 for Units 2 and 3, respectively, and would require an estimated capital expenditure of $680 million (in 2004 dollars). SDG&E will participate in the steam generator replacement project and retain its 20 percent ownership share of SONGS. During 2006, SDG&E, Edison and the CPUC's Division of Ratepayer Advocates (DRA) reached a settlement, which was subsequently approved by the CPUC, supporting SDG&E's participation in the replacement project as well as full current operating and maintenance cost recovery via balancing account treatment effective January 1, 2007. The parties agreed to defer a requested return on equity (ROE) increase (to 11.6 percent) to the next cost of capital proceeding.

With the end of the Incremental Cost Incentive Mechanism in 2003, SDG&E's SONGS ratebase restarted at $0 on January 1, 2004 and, therefore, SDG&E's earnings from SONGS are now generally limited to a return on new additions to ratebase, including the company's share of costs associated with the planned steam generator replacements discussed above.

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

Transmission Formula Rate

In December 2006, SDG&E made a filing with the FERC seeking permission to extend, with some modifications, its current transmission formula rate filings which are set to expire on June 30, 2007. If approved as filed, SDG&E's base transmission revenue requirement would increase from the current $190 million to $233 million per year. In January 2007, the FERC issued an order accepting SDG&E's proposed formula mechanism, approving SDG&E's request for a 50-basis point premium to its base ROE for participation in the ISO and establishing an effective date for the new formula rate of July 1, 2007, subject to refund, as requested by SDG&E. The current formula rate will remain in effect through June 30, 2007. Issues remaining are base ROE and certain operating and maintenance cost inputs, which will be set for hearing.

NOTE 14. OTHER REGULATORY MATTERS

CPUC Rulemaking Regarding Energy Utilities, Their Holding Companies and Non-Regulated Affiliates

In December 2006, the CPUC adopted a decision modifying the rules governing transactions between energy utilities, their holding companies and non-regulated affiliates and also revising the rules for executive compensation reporting. The purpose of the new rule changes is to strengthen the separation between the utility and its parent company and affiliates by requiring additional reporting and adopting provisions to protect a utility’s financial integrity.

Advanced Metering Infrastructure

In March 2005, SDG&E submitted proposals to the CPUC for installing advanced meters with integrated two-way communications functionality. This capital investment has features that would encourage customers to conserve electricity during times of high prices or capacity constraints, and would also result in various operational efficiency and service improvements. The proposal calls for the replacement of SDG&E's 1.4 million electric customer meters, retrofit of SDG&E's 900,000 natural gas customer meters and installation of a two-way communications network and related information systems. CPUC hearings were held in September 2006, and an all-party settlement was filed on February 9, 2007. This settlement, if approved by the CPUC, adds the beneficial functionalities of remote disconnect and a home area network for all customers, thus increasing the estimated capital investment for this project from $450 million to approximately $500 million. A final CPUC decision is expected in April 2007. If the CPUC approves the project as proposed, meter installations are anticipated to commence in the fourth quarter of 2008 and be completed by early 2011.

Gain On Sale Rulemaking

In May 2006, the CPUC adopted a decision standardizing the treatment of gains and losses on future sales of utility property. It provided for an allocation of 100 percent of the gains and losses from depreciable property to ratepayers and a 50/50 allocation of gains and losses from non-depreciable property between ratepayers and shareholders. Under certain circumstances the CPUC would be able to depart from the standard allocation. The DRA and The Utility Reform Network filed a joint request for rehearing of the decision requesting, among other things, that the CPUC adopt a 90/10 allocation of gains from non-depreciable assets between ratepayers and shareholders. In December 2006, the CPUC denied the request for rehearing, but modified its prior decision revising the allocation between ratepayers and shareholders to 67/33.

General Rate Case

In December 2006, SoCalGas and SDG&E each filed a 2008 General Rate Case (GRC) application to establish their authorized 2008 revenue requirements and the ratemaking mechanisms by which those revenue requirements will change on an annual basis over the subsequent five-year period (2009 - 2013). Not included in the proceeding are fuel and purchased power and natural gas costs. Included in the GRC applications are proposed mechanisms for earnings sharing, as well as performance indicators with a maximum annual reward/penalty of $13 million at SoCalGas and $15 million at SDG&E during the 2008 - 2013 period. Relative to authorized revenue requirements for 2006, the GRC requests represent an increase of $211 million for SoCalGas and $252 million ($39 million for natural gas and $213 million for electric) for SDG&E in 2008. A proceeding schedule will be established in early 2007 and a final CPUC decision is expected in late 2007.

In January 2007, SDG&E filed a Phase II GRC application to update its electric marginal cost, revenue allocation and rate design. SDG&E's application sets forth several new rate design and marginal cost allocation proposals, including various dynamic pricing or time differential rate proposals that will encourage customers to shift their usage from peak demand hours to off-peak hours. Also proposed is a phase out of the rate cap enacted by the California Legislature in 2001 at the height of California's energy crisis. Phase II hearings are expected to take place in the third quarter of 2007 with a final CPUC decision by year-end 2007 and adopted rates placed into effect on January 1, 2008. Phase II applies to SDG&E only for its electric service. SDG&E will pursue a similar process for its natural gas rates and service through the Biennial Cost Allocation Proceeding which is scheduled to be filed in December 2007.

Cost of Capital

In December 2005, the CPUC approved an ROE of 10.7 percent for SDG&E, effective January 1, 2006, an increase from its prior ROE of 10.37 percent. SDG&E’s authorized capital structure remains unchanged at 45.25 percent debt, 5.75 percent preferred stock and 49 percent common equity.

In October 2006, the CPUC approved SDG&E's April 2006 petition to extend to May 2007 its option to file an application to adjust its cost of capital, with any resulting changes in ROE and/or capital structure effective in 2008.

Natural Gas Market OIR

The CPUC considered natural gas market issues, including market design and infrastructure requirements, as part of its Natural Gas Market OIR. A final decision in Phase II of this proceeding was issued in September 2006, reaffirming the adequacy of the capacity of the SoCalGas and SDG&E systems to meet current demand. In particular, the Phase II decision establishes natural gas quality standards that would accommodate regasified LNG supplies. While the decision closed the OIR, several parties, including the South Coast Air Quality Management District (SCAQMD), filed applications with the CPUC for rehearing of the September 2006 decision, contending that the California Environmental Quality Act (CEQA) applies and that impacts on the environment should be fully considered. The CPUC plans to issue a decision on the rehearing requests in March 2007. In January 2007, the SCAQMD filed lawsuits against the CPUC in the California appeals court and the California Supreme Court challenging the CPUC's September 2006 decision and alleging that CEQA was improperly bypassed. The CPUC has asked the courts to hold the matter in abeyance pending its decision in March 2007.

In May 2006, in a related proceeding, the CPUC approved the Sempra Utilities' Phase I proposal to combine the natural gas transmission costs for SDG&E and SoCalGas so that their customers will pay the same rate for natural gas deliveries at any receipt point once LNG deliveries begin at the Otay Mesa interconnection. Phase II of this implementation proceeding addresses the Sempra Utilities' proposal to establish firm access rights and off-system delivery services to ensure that customers have reliable access to diverse supply sources. The CPUC adopted a decision in December 2006 approving the Sempra Utilities' proposals, with modifications, and directing that firm access rights and off-system services be implemented in 2008, one year after implementing tariffs are adopted in early 2007.

Utility Ratemaking Incentive Awards

Performance-Based Regulation (PBR) consists of three primary components. The first is a mechanism to adjust rates in years between general rate cases or cost of service cases. It annually adjusts base rates from those of the prior year to provide for inflation, productivity and customer growth based on the most recent Consumer Price Index forecast, subject to minimum and maximum percentage increases that change annually.

The second component is a mechanism whereby any earnings that exceed a narrow band above authorized net earnings are shared with customers in varying percentages depending upon the amount of the additional earnings.

The third component consists of a series of measures of utility performance. Generally, if performance is outside of a band around specified benchmarks, the utility is rewarded or penalized certain dollar amounts. The three areas that are eligible for incentive awards or penalties are PBR operational incentives based on measurements of safety, reliability and customer service; demand-side management (DSM) rewards based on the effectiveness of the DSM programs; and natural gas procurement rewards or penalties. The 2004 Cost of Service proceeding established formula-based performance measures for customer service, safety and reliability.

PBR, DSM and Gas Cost Incentive Mechanism (GCIM) awards are not included in the company's earnings until CPUC approval of each award is received. During the year ended December 31, 2006, SDG&E included in pretax earnings $5.9 million related to PBR and $12.0 million related to DSM, and SoCalGas included in pretax earnings $0.9 million related to PBR and $2.5 million related to GCIM.

In June 2006, SoCalGas filed its GCIM Year 12 application requesting a shareholder award of $9.8 million. SoCalGas expects a CPUC decision in the first half of 2007. In October 2006, SDG&E submitted its Gas PBR Year 13 annual report to the CPUC requesting a $2.3 million shareholder award. A CPUC decision on the request is expected mid-2007.

The cumulative amount of certain of these awards had been subject to refund based on the outcome of the Border Price Investigation. In December 2006, the CPUC dismissed the Border Price Investigation and determined that these awards are no longer subject to refund or adjustment by virtue of the investigation. Additional discussion of this proceeding is provided in Note 15 under "Legal Proceedings."

CPUC Investigation of Compliance with Affiliate Rules

In November 2004, the CPUC initiated the independent audit (known as the GDS audit) to evaluate energy-related holding company systems and affiliate activities undertaken by Sempra Energy within the service territories of the Sempra Utilities. A draft audit report covering years 1997 through 2003 was provided to the CPUC's Energy Division in December 2005. In mid-2006, the CPUC decided to coordinate this proceeding with the Border Price Investigation, which was resolved and closed in December 2006. Additional discussion of this proceeding is provided in Note 15 under "Legal Proceedings."

NOTE 15. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

At December 31, 2006, the company's reserves for litigation matters were $621 million, of which $519 million related to settlements reached in January 2006 to resolve certain litigation arising out of the 2000 - 2001 California energy crisis. The uncertainties inherent in complex legal proceedings make it difficult to estimate with any degree of certainty the costs and effects of resolving legal matters. Accordingly, costs ultimately incurred may differ materially from estimated costs and could materially adversely affect the company's business, cash flows, results of operations and financial condition.

Continental Forge Settlement

The litigation that is the subject of the January 2006 settlements is frequently referred to as the Continental Forge litigation, although the settlements also include other cases. The Continental Forge class-action and individual antitrust and unfair competition lawsuits alleged that Sempra Energy and the Sempra Utilities unlawfully sought to control natural gas and electricity markets and claimed damages of $23 billion after applicable trebling. A second settlement resolves class-action litigation brought by the Nevada Attorney General in Nevada Clark County District Court involving virtually identical allegations to those in the Continental Forge litigation.

The San Diego County Superior Court entered a final order approving the settlement of the Continental Forge class-action litigation as fair and reasonable on July 20, 2006. The California Attorney General, the DWR, the Utility Consumers Action Network and one class member have filed notices of appeal of the final order. With respect to the individual Continental Forge lawsuits, the Los Angeles City Council has not yet voted to approve the City of Los Angeles' participation in the settlement and it may elect to continue pursuing its individual case against Sempra Energy and the Sempra Utilities. The Nevada Clark County District Court entered an order approving the Nevada class-action settlement in September 2006. Both the California and Nevada settlements must be approved for either settlement to take effect, but the company is permitted to waive this condition. The settlements are not conditioned upon approval by the CPUC, the DWR, or any other governmental or regulatory agency to be effective.

To settle the California and Nevada litigation, the company would make cash payments in installments aggregating $377 million, of which $347 million relates to the Continental Forge and California class action price reporting litigation and $30 million relates to the Nevada antitrust litigation. Of the $377 million, the company paid $83 million in August 2006.

Additional consideration for the California settlement includes an agreement that Sempra LNG would sell to the Sempra Utilities, subject to CPUC approval, regasified LNG from its LNG terminal being constructed in Baja California, Mexico at the California border index price minus $0.02. The Sempra Utilities agreed to seek approval from the CPUC to integrate their natural gas transmission facilities and to develop both firm, tradable natural gas receipt point rights for access to their combined intrastate transmission system and SoCalGas' underground natural gas storage system and filed for approval at the CPUC on July 25, 2006. In addition, Sempra Generation voluntarily would reduce the price that it charges for power and limit the places at which it would deliver power under its contract with the DWR. Based on the expected volumes of power to be delivered under the contract, this discount would have potential value aggregating $300 million over the remaining six-year term of the contract. As a result of recording the price discount of the DWR contract in 2005, earnings reported on the DWR contract for 2006 reflected, and for subsequent years will continue to reflect, original rather than discounted power prices. The price reductions would be reduced by any amounts that exceed a $150 million threshold up to the full amount of the price reduction that Sempra Generation is ordered to pay or incurs as a monetary award, any reduction in future revenues or profits, or any increase in future costs in connection with arbitration proceedings involving the DWR contract.

The reserves recorded for the California and Nevada settlements in 2005 fully provide for the present value of both the cash amounts to be paid in the settlements and the price discount to be provided on electricity to be delivered under the DWR contract. A portion of the reserves was discounted at 7 percent, the rate specified for prepayments in the settlement agreement. For payments not addressed in the agreement and for periods from the settlement date through the estimated date of the first payment, 5 percent was used to approximate the company’s average cost of financing. Of the $377 million discussed above, per the terms of the settlement, $83 million was paid in August 2006 and an additional $83 million will be paid in August 2007. Of the remaining amount, $27.3 million is to be paid on the closing date of the settlement and $26.3 million will be paid on each successive anniversary of the closing date through the seventh anniversary of the closing date.

DWR Contract

The DWR commenced an arbitration proceeding in February 2004 against Sempra Generation with respect to the contract under which Sempra Generation sells electricity to the DWR. Among other things, the DWR disputed a portion of Sempra Generation's billings and its manner of delivering electricity. The DWR also sought rescission of the contract, which expires by its terms in 2011.

In April 2006, the arbitration panel issued its decision. The panel refused to rescind the contract and ruled against the DWR on its most significant claims. However, the panel ruled in favor of the DWR on several contractual issues, including disallowing Sempra Generation's pass through in billings to the DWR of certain amounts for Arizona use taxes, electricity transmission losses and natural gas transportation charges. Sempra Generation recorded an additional pretax charge of $25 million in the first quarter of 2006 to provide for the excess of these amounts over the prior reserve of $48 million. The arbitration panel's ruling is final and binding upon both the DWR and Sempra Generation with respect to the issues that were the subject of the arbitration. The $73 million was paid in the second quarter of 2006.

In February 2006, the DWR commenced another arbitration proceeding against Sempra Generation relating to the manner in which Sempra Generation schedules its Mexicali plant. As relief, the DWR seeks $100 million in damages and an order terminating the contract. If this matter is not otherwise resolved, an arbitration hearing is expected to begin in the second half of 2007.

In 2003, Sempra Generation was awarded summary judgment in its favor in a state civil action between Sempra Generation and the DWR, in which the DWR sought to void its contract with Sempra Generation and sought $100 million in punitive damages. In June 2005, the California Court of Appeal reversed the summary judgment decision, concluding that the contract language was ambiguous and that the claims raised by Sempra Generation's complaint and the DWR's cross-complaint for breach of contract and misrepresentation present triable issues of material fact that must be addressed by further evidence and proceedings in the trial court. The case has now been remanded back to the trial court for further proceedings. The trial court vacated the September 2006 jury trial date in order to further consider motions brought by Sempra Generation that would eliminate or limit the issues to be determined at trial and the relief available to the DWR. In December 2006, the court denied Sempra Generation's motion asking the court to dismiss certain of the DWR claims as being precluded by the April 2006 arbitration. After obtaining the court's permission, the DWR has also filed an amended cross-complaint that contains additional claims and forms of relief.

A number of parties, including the California Energy Oversight Board and the CPUC, filed petitions appealing 2003 FERC orders upholding the DWR's contracts with Sempra Generation and other power suppliers under the Mobile-Sierra doctrine's "public interest" standard of review and the FERC order denying rehearing. On December 19, 2006, the United States Court of Appeals for the Ninth Circuit (Ninth Circuit Court of Appeals) granted the appeals and remanded the cases back to the FERC for additional proceedings consistent with the court's rulings. In particular, the FERC has been instructed to reconsider the appropriate standard to apply in its review of the contracts, and may ultimately apply a more rigorous review upon remand. The company intends to seek additional appellate review of this decision with the United States Supreme Court.

Other Natural Gas Cases

In November 2005, the California Attorney General and the CPUC filed a lawsuit in San Diego County Superior Court alleging that in 1998 Sempra Energy and the Sempra Utilities intentionally misled the CPUC, resulting in the utilities' California natural gas pipeline capacity being used to enable Sempra Energy to deliver natural gas to a power plant in Mexico. Plaintiffs also alleged that due to insufficient utility pipeline capacity, SDG&E curtailed natural gas service to electric generators and others, resulting in increased air pollution and higher electricity prices for California consumers from the use of oil as an alternate fuel source. In September 2006, the parties entered into a settlement that required the Sempra Utilities to pay $2 million for attorneys' fees and costs incurred by the California Attorney General, SDG&E to be given the option to purchase Sempra Generation's El Dorado power plant in 2011 for book value subject to FERC approval, and Sempra Energy to pay approximately $5.7 million to SDG&E electricity customers beginning in 2009 to reduce SDG&E's electric procurement costs. The decisions by SDG&E and the CPUC as to whether the option should be exercised are expected to be made in 2007. In addition to resolving the lawsuit, the settlement included as a condition precedent that the CPUC permanently close the Border Price Investigation and Sempra Energy Affiliate Order Instituting Investigation, which the CPUC did in December 2006. The company recorded after-tax expense of $4 million in the third quarter of 2006 to reflect these settlement costs.

In April 2003, Sierra Pacific Resources and its utility subsidiary Nevada Power filed a lawsuit in U.S. District Court in Las Vegas against major natural gas suppliers, including Sempra Energy, the Sempra Utilities and Sempra Commodities, seeking recovery of damages alleged to aggregate in excess of $150 million (before trebling). The lawsuit alleged that the Sempra Energy defendants conspired with El Paso Natural Gas Company to eliminate competition, prevent the construction of natural gas pipelines to serve Nevada and other Western states, and to manipulate natural gas pipeline capacity and supply and the data provided to price indices. Plaintiffs also asserted a breach of contract claim against Sempra Commodities. The U.S. District Court dismissed the case in November 2004, determining that the FERC had exclusive jurisdiction to resolve claims. The Ninth Circuit Court of Appeals heard oral argument on plaintiffs' appeal on February 13, 2007, and took the matter under submission.

Apart from the claims settled in connection with the Continental Forge settlement, there remain pending 13 state antitrust actions that have been coordinated in San Diego Superior Court against Sempra Energy and one or more of its affiliates (the Sempra Utilities and Sempra Commodities, depending on the lawsuit) and other, unrelated energy companies, alleging that energy prices were unlawfully manipulated by the reporting of artificially inflated natural gas prices to trade publications and by entering into wash trades and churning transactions. The plaintiffs suing the company claim that all of the defendants in the lawsuit have damaged them in the amount of $357 million before trebling.  In June 2005, the court denied the defendants' motion to dismiss on federal preemption and filed rate doctrine grounds. No trial date has been scheduled for these actions.

Pending in the federal court system are five cases against Sempra Energy, Sempra Commodities, the Sempra Utilities and various other companies, which make similar allegations to those in the state proceedings, four of which also include conspiracy allegations similar to those made in the Continental Forge litigation. The Federal District Court has dismissed four of these actions as preempted under federal law. The remaining case, which includes conspiracy allegations, has been stayed. The Ninth Circuit Court of Appeals heard oral argument on plaintiffs' appeal on February 13, 2007, and took the matter under submission.

Electricity Cases

Various antitrust lawsuits, which seek class-action certification, allege that numerous entities, including Sempra Energy and certain subsidiaries (SDG&E, Sempra Commodities and Sempra Generation, depending on the lawsuit), that participated in the wholesale electricity markets unlawfully manipulated those markets. Collectively, these lawsuits allege damages against all defendants in an aggregate amount in excess of $16 billion (before trebling). In January 2003, the federal court dismissed one of these lawsuits, filed by the Snohomish County, Washington Public Utility District against Sempra Energy and certain non-utility subsidiaries, among others, on the grounds that the claims were subject to the filed rate doctrine and preempted by the Federal Power Act. In September 2004, the Ninth Circuit Court of Appeals affirmed the district court's ruling and in June 2005, the U.S. Supreme Court declined to review the decision. The company believes that this decision serves as a precedent for the dismissal of all other lawsuits against the Sempra Energy companies claiming manipulation of the electricity markets. In October 2005, on the basis of federal preemption and Filed Rate grounds, the San Diego Superior Court dismissed with prejudice the initial consolidated cases that claimed that energy companies, such as the Sempra Energy companies, manipulated the wholesale electricity markets. In January 2007, the California Court of Appeals heard oral argument on plaintiff's appeal of the dismissal and is expected to issue its ruling in the case later in 2007.

In May 2003, the Port of Seattle filed a similar complaint against a number of energy companies, including Sempra Energy, Sempra Generation and Sempra Commodities. That action was dismissed by the San Diego U.S. District Court in May 2004. Plaintiff appealed the decision and the Ninth Circuit Court of Appeals affirmed the dismissal in March 2006. In May and June 2004, two lawsuits substantially identical to the Port of Seattle case were filed in Washington and Oregon U.S. District Courts. These cases were transferred to the San Diego U.S. District Court and motions to dismiss were granted in both cases in February 2005, and plaintiffs have appealed. Oral argument on these appeals has not yet been scheduled. In October 2004, another case was filed in Santa Clara Superior Court against Sempra Generation, alleging claims substantively identical to those in the Port of Seattle case. This action was removed to the San Diego U.S. District Court, which dismissed the action in December 2006.  The dismissal was unopposed. A similar action against Sempra Generation, alleging that various entities coerced the DWR into long-term contracts to supply electricity that contained unfair and unreasonable terms in violation of California law, was dismissed with prejudice in September 2005, on federal preemption and Filed Rate grounds. The plaintiff did not appeal this dismissal.

In November 2006, the San Diego U.S. District Court dismissed a lawsuit filed by the California Attorney General in November 2005 against Sempra Commodities alleging illegal market-gaming activities during the California energy crisis and claiming unspecified civil penalties and damages. The court ruled that the attorney general's case could not proceed under federal preemption law, which gives the FERC exclusive authority to regulate wholesale energy markets. The court also rejected the attorney general's attempt to send the case back to state court. The FERC has previously investigated and entered into settlements with numerous energy trading companies, including Sempra Commodities, regarding similar allegations. The California Attorney General filed a notice of appeal of the dismissal in December 2006.

CPUC Border Price Investigation

In November 2002, the CPUC instituted an investigation into the Southern California natural gas market and the price of natural gas delivered to the California - Arizona border between March 2000 and May 2001. SoCalGas, SDG&E and Sempra Energy reached a settlement in May 2006 with Edison that, subject to CPUC review and approval, would resolve disputes between SoCalGas, SDG&E, the other Sempra Energy companies and Edison arising over the last several years regarding the actions and activities being reviewed in the Border Price Investigation. In December 2006, the CPUC adopted a decision approving the settlement and closing the Border Price Investigation with prejudice. The settlement provides for additional transparency for the natural gas storage and procurement activities of SoCalGas and SDG&E, expands and revises SoCalGas' non-core storage program, combines the Sempra Utilities' core gas procurement functions and provides that all natural gas procurement hedging activities by SoCalGas and SDG&E will be outside the procurement incentive mechanisms and paid for by customers.

FERC Refund Proceedings

The FERC is investigating prices charged to buyers in the California Power Exchange (PX) and ISO markets by various electric suppliers. In December 2002, a FERC Administrative Law Judge (ALJ) issued preliminary findings indicating that the PX and ISO owe power suppliers $1.2 billion for the October 2, 2000 through June 20, 2001 period (the $3.0 billion that the California PX and ISO still owe energy companies less $1.8 billion that the energy companies charged California customers in excess of the preliminarily determined competitive market clearing prices). In March 2003, the FERC adopted its ALJ's findings, but changed the calculation of the refund by basing it on a different estimate of natural gas prices. The March 2003 order estimates that the replacement formula for estimating natural gas prices will increase the refund obligations from $1.8 billion to more than $3 billion for the same time period.

Various parties appealed the FERC's order to the Ninth Circuit Court of Appeals. In September 2005, the Court of Appeals held that the FERC did not have jurisdiction to order refunds from governmental entities. SDG&E (and other California IOUs) subsequently filed claims with the various governmental entities to recoup monies paid over and above the just and reasonable rate for power in the 2000 - 2001 time frame. In August 2006, the Court of Appeals held that the FERC had properly established October 2, 2000 through June 20, 2001 as the refund period and had properly excluded certain bilateral transactions between sellers and the DWR from the refund proceedings. However, the court also held that the FERC erred in excluding certain multi-day transactions from the refund proceedings. Finally, while the court upheld the FERC's decision not to extend the refund proceedings to the summer period (prior to October 2, 2000), it found that the FERC had erred in not considering other remedies, such as disgorgement of profits, for tariff violations that are alleged to have occurred prior to October 2, 2000. The Court of Appeals remanded the matter to the FERC for further proceedings.

Sempra Commodities previously established reserves for its estimated refund liability that were adjusted during 2004 and 2005 to reflect, among other things, the estimated effect of the FERC's revision of the benchmark prices it will use to calculate refunds, and Sempra Generation recorded its share of the 2004 and 2005 amounts related to its transactions with Sempra Commodities.

In a separate complaint filed with the FERC in 2002, the California Attorney General challenged the FERC's authority to establish a market-based rate regime, and further contended that, even if such a regime were valid, electricity sellers had failed to comply with the FERC's quarterly reporting requirements. The Attorney General requested that the FERC order refunds from suppliers. The FERC dismissed the complaint and instead ordered sellers to restate their reports. After an appeal by the California Attorney General, the Ninth Circuit Court of Appeals upheld the FERC's authority to establish a market-based rate regime, but ordered remand of the case to the FERC for further proceedings, stating that failure to file transaction-specific quarterly reports gave the FERC authority to order refunds with respect to jurisdictional sellers. In October 2004, the FERC declined to appeal the court's decision. In December 2006, a group of sellers petitioned the United States Supreme Court to review the Ninth Circuit Court of Appeals' decision. The timing and substance of the FERC's response to the remand is not yet known. However, it is possible that the FERC could order refunds or disgorgement of profits for periods in addition to those covered by its prior refund orders and substantially increase the refunds that ultimately may be required to be paid by Sempra Commodities and other power suppliers.

At December 31, 2006, Sempra Commodities is owed approximately $100 million from energy sales made in 2000 and 2001 through the ISO and the PX markets. The collection of these receivables depends on several factors, including the FERC refund case. The company believes adequate reserves have been recorded.

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

In June 2003, the FERC issued several orders requiring various entities to show cause why they should not be found to have violated California ISO and PX tariffs. First, the FERC directed 43 entities, including Sempra Commodities, to show cause why they should not disgorge profits from certain transactions between January 1, 2000 and June 20, 2001 that are asserted to have constituted gaming and/or anomalous market behavior under the California ISO and/or PX tariffs. Second, the FERC directed more than 20 entities, including Sempra Commodities, to show cause why their activities, in partnership or in alliance with others, during the same period did not constitute gaming and/or anomalous market behavior in violation of the tariffs. Remedies for confirmed violations could include disgorgement of profits and revocation of market-based rate authority. In October 2003, Sempra Commodities agreed to pay $7.2 million in full resolution of these investigations. That liability was recorded as of December 31, 2003. The Sempra Commodities settlement was approved by the FERC in August 2004. Certain California parties have sought rehearing on this order and the FERC has not yet responded. As a result of the August 2006 decision of the Court of Appeals in the refund proceedings discussed above, additional litigated FERC proceedings alleging tariff violations and seeking profits disgorgement or other remedies may be commenced.

Other Litigation

The company and several subsidiaries, along with three oil and natural gas companies, the City of Beverly Hills and the Beverly Hills Unified School District, are defendants in a toxic tort lawsuit filed in Los Angeles County Superior Court by approximately 1,000 plaintiffs claiming that various emissions resulted in cancer or fear of cancer. The company has submitted the case to its insurers, who have reserved their rights with respect to coverage. In November 2006, the court granted the defendants' summary judgment motions based on lack of medical causation for the 12 initial plaintiffs scheduled to go to trial first. The court also granted the company's separate summary judgment motion on punitive damages. The court has stayed the case as to the remaining plaintiffs in anticipation of an appeal being filed.

In 1998, Sempra Energy and the Sempra Utilities converted their traditional pension plans (other than the SoCalGas union employee plan) to cash balance plans. In July 2005, a lawsuit was filed against SoCalGas in the U.S. District Court for the Central District of California alleging that the conversion unlawfully discriminated against older employees and failed to provide required disclosure of a reduction in benefits. In October 2005, the court dismissed three of the four causes of action and, in March 2006, dismissed the remaining cause of action. The plaintiffs have appealed the court's ruling.

In May 2003, a federal judge issued an order finding that the DOE's environmental assessment of Sempra Generation's Termoeléctrica de Mexicali (TDM) plant and another, unrelated Mexicali power plant failed to evaluate the plants' environmental impact adequately and called into question the U.S. permits they received to build their cross-border transmission lines. The judge ordered the DOE to conduct additional environmental studies and denied the plaintiffs' request for an injunction blocking operation of the transmission lines, thus allowing the continued operation of the TDM plant. The DOE performed an Environmental Impact Study and the U.S. permits were reissued in April 2005. In August 2005, plaintiff filed an amended complaint that challenges the agency action on the reissued permits, claiming that the government failed to comply with federal environmental regulations in issuing new permits. In November 2006, the court denied the plaintiff's motion for summary judgment and granted the cross motions for summary judgment filed by the government defendants and the intervenors, including TDM. No one has appealed the judge's decision and the time for appeal has passed.

Natural Gas Contracts

The Sempra Utilities buy natural gas under short-term and long-term contracts. Purchases are from various Southwest U.S., U.S. Rockies and Canadian suppliers and are primarily based on monthly spot-market prices. The Sempra Utilities transport natural gas under long-term firm pipeline capacity agreements that provide for annual reservation charges, which are recovered in rates. SoCalGas has commitments with pipeline companies for firm pipeline capacity under contracts that expire at various dates through 2011. Note 14 discusses the CPUC's Gas Market OIR.

SDG&E has natural gas transportation contracts with various interstate pipelines that expire on various dates between 2007 and 2023. SDG&E currently purchases natural gas on a spot basis from Canada, the U.S. Rockies, and the southwestern U.S. to fill its long-term pipeline capacity, and purchases additional spot-market supplies delivered directly to California for its remaining requirements. SDG&E continues its ongoing assessment of its pipeline capacity portfolio, including the release of a portion of this capacity to third parties. In accordance with regulatory directives, SDG&E continues to reconfigure its pipeline capacity portfolio to secure firm transportation rights from a diverse mix of U.S. and Canadian supply sources for its projected core customer natural gas requirements.

At December 31, 2006, the future minimum payments under existing natural gas contracts, primarily for the Sempra Utilities, were:

(Dollars in millions)	Storage and Transportation	Natural Gas	Total
2007	$139	$1,379	$1,518
2008	125	713	838
2009	105	507	612
2010	79	518	597
2011	43	312	355
Thereafter	155	--	155
Total minimum payments	$646	$3,429	$4,075

Total payments under natural gas contracts were $2.9 billion in 2006, $3.5 billion in 2005 and $2.8 billion in 2004.

Sempra LNG has a purchase agreement with British Petroleum (BP) for the supply of 500 million cubic feet of natural gas per day from Indonesia’s Tangguh liquefaction facility to Sempra LNG’s Energía Costa Azul regasification terminal. The contracted volume deliveries under the 20-year agreement commence in 2009 and will supply half of the capacity of Energía Costa Azul. The price of natural gas to be purchased by Sempra LNG is based on the Southern California border index. As of December 31, 2006, minimum payments under this contract are expected to be $494 million in 2009, $1.1 billion in 2010, $1.1 billion in 2011 and $31.0 billion thereafter, based on the Southern California border index price, plus an estimated 1 percent escalation per year.  No minimum payments are expected in 2007 and 2008. Sempra LNG has contracts to sell a portion of the volumes purchased under the BP agreement at prices that are based on the Southern California border index.

Purchased-Power Contracts

For 2007, SDG&E expects to receive 43 percent of its customer power requirements from DWR allocations. Of the remaining requirements, SONGS is expected to account for 20 percent, long-term contracts for 19 percent (of which 5 percent is provided by renewable contracts expiring on various dates through 2025), other SDG&E-owned generation (including Palomar) and tolling contracts for 14 percent and spot market purchases for 4 percent. The long-term contracts expire on various dates through 2032.

Sempra Commodities is committed to purchase $123 million of power in varying amounts through 2014.

At December 31, 2006, the estimated future minimum payments under the long-term contracts (not including the DWR allocations) were:

(Dollars in millions)
2007	$328
2008	340
2009	376
2010	314
2011	307
Thereafter	2,478
Total minimum payments	$4,143

The payments represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Excluding DWR-allocated contracts, total payments under the contracts were $344 million in 2006, $363 million in 2005 and $329 million in 2004.

Leases

The company has operating leases on real and personal property expiring at various dates from 2007 to 2045. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 2 percent to 6 percent. The rentals payable under these leases are determined on both fixed and percentage bases, and most leases contain extension options which are exercisable by the company.

At December 31, 2006, the minimum rental commitments payable in future years under all noncancelable leases were as follows:

(Dollars in millions)
2007	$117
2008	104
2009	98
2010	83
2011	66
Thereafter	162
Total future rental commitments	$630

Rent expense totaled $131 million in 2006, $98 million in 2005 and $88 million in 2004.

Construction Projects

Sempra Global has several subsidiaries which have developed or are in the process of constructing various capital projects in the United States and in Mexico. The following is a summary of commitments related to the projects developed or under development. Additional information is provided in Note 2.

Sempra LNG

In December 2004, Sempra LNG entered into agreements primarily for the construction of the Energía Costa Azul LNG receipt facility and for the project's breakwater. As of December 31, 2006, Sempra LNG expects to make payments under the contracts of $241 million, including $234 million in 2007 and $7 million in 2008. In August 2005, Sempra LNG entered into an agreement with a group of companies for the construction of the Cameron LNG receipt facility. As of December 31, 2006, Sempra LNG expects to make payments under this contract of $194 million in 2007 and $108 million in 2008.

Sempra Pipelines & Storage

During 2006, Sempra Pipelines & Storage entered into agreements for the construction of the Energía Costa Azul spur pipeline. At December 31, 2006, Sempra Pipelines & Storage expects to make payments under these contracts of $64 million in 2007.

Guarantees

As discussed in Note 5, the company is a guarantor on a credit facility entered into by Rockies Express in proportion to the company's ownership percentage in Rockies Express. The company also has guaranteed $25 million related to debt issued by Chilquinta Energía Finance Co., LLC, an unconsolidated affiliate. This guarantee is considered to have an immaterial fair value, due to the expectation that performance will not be required.

Sempra Generation's Contract with the DWR

In May 2001, Sempra Generation entered into a ten-year agreement with the DWR to supply up to 1,900 MW of power to California. Sempra Generation delivers energy to the DWR, primarily from its portfolio of natural gas-fired plants in the western United States and Baja California, Mexico. Additional information concerning this contract is provided under "Legal Proceedings - DWR Contract" above.

Sempra Commodities

In January 2007, Sempra Commodities resolved its dispute in regards to a long-term offtake agreement for copper concentrates, with a minor impact on earnings.

Argentine Investments

As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent further declines, Sempra Pipelines & Storage reduced the carrying value of its investment downward by a cumulative total of $202 million as of December 31, 2006 ($201 million as of December 31, 2005). A decision is expected in early 2007 on Sempra Pipelines & Storage's arbitration proceedings under the 1994 Bilateral Investment Treaty between the United States and Argentina for recovery of the diminution of the value of Sempra Pipelines & Storage's investments that has resulted from Argentine governmental actions. Additional information regarding this investment is provided in Note 3.

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

Electric Distribution System Conversion

Under a CPUC-mandated program, the cost of which is included in utility rates, and through franchise agreements with various cities, SDG&E is committed, in varying amounts, to converting overhead distribution facilities to underground. As of December 31, 2006, the aggregate unexpended amount of this commitment was $51 million. Capital expenditures for underground conversions were $35 million in 2006, $32 million in 2005 and $23 million in 2004.

Environmental Issues

The company's operations are subject to federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use, solid waste disposal and the protection of wildlife. Laws and regulations require that the company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the company has been identified as a Potentially Responsible Party (PRP) under the federal Superfund laws and comparable state laws. The company is required to obtain numerous governmental permits, licenses and other approvals to construct facilities and operate its businesses, and must spend significant sums on environmental monitoring, pollution control equipment and emissions fees.  Increasing national and international concerns regarding global warming and mercury, carbon dioxide, nitrogen oxide and sulfur dioxide emissions could result in requirements for additional pollution control equipment or significant emissions fees or taxes that could adversely affect Sempra Generation. Costs incurred at the Sempra Utilities to operate the facilities in compliance with these laws and regulations generally have been recovered in customer rates.

Significant costs incurred to mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. The company's capital expenditures to comply with environmental laws and regulations were $26 million in 2006, $20 million in 2005 and $22 million in 2004 (includes only the company's share in cases of non-wholly owned affiliates). The cost of compliance with these regulations over the next five years is not expected to be significant.

The company has identified no significant environmental issues outside the United States, except for the now-resolved issue involving the environmental impact studies the DOE conducted of the TDM power plant near Mexicali, Baja California, Mexico. Additional information regarding environmental issues is provided above under "Legal Proceedings."

At the Sempra Utilities, costs that relate to current operations or an existing condition caused by past operations are generally recorded as a regulatory asset due to the probability that these costs will be recovered in rates.

The environmental issues currently facing the company or resolved during the last three years include investigation and remediation of the Sempra Utilities' manufactured-gas sites (35 completed as of December 31, 2006 and 10 to be completed), cleanup of third-party waste-disposal sites used by the company, which has been identified as a PRP (investigations and remediations are continuing) and mitigation of damage to the marine environment caused by the cooling-water discharge from SONGS (the requirements for enhanced fish protection, a 150-acre artificial reef and restoration of 150 acres of coastal wetlands are in process).

Environmental liabilities are recorded when the company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the company has been able to determine whether it is liable or, if the liability is probable, to reasonably estimate the amount or range of amounts of the cost or certain components thereof. Estimates of the company's liability are further subject to other uncertainties, such as the nature and extent of site contamination, evolving remediation standards and imprecise engineering evaluations. The accruals are reviewed periodically and, as investigations and remediation proceed, adjustments are made as necessary. Not including the liability for SONGS marine mitigation, which SDG&E is participating in jointly with Edison, at December 31, 2006, the company's accrued liability for environmental matters was $50 million, of which $38.7 million is related to manufactured-gas sites, $8.9 million to cleanup at SDG&E's former fossil-fueled power plants, $0.9 million to waste-disposal sites used by the company (which has been identified as a PRP) and $1.4 million to other hazardous waste sites. The majority of these accruals are expected to be paid ratably over the next two years. In connection with the issuance of operating permits, SDG&E and the other owners of SONGS previously reached an agreement with the California Coastal Commission to mitigate the environmental damage to the marine environment attributed to the cooling-water discharge from SONGS Units 2 and 3. At December 31, 2006, the estimated amount remaining to be spent by SDG&E through 2050 is $17 million, which is recoverable in rates.

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

SDG&E and the other owners of SONGS have $2.75 billion of nuclear property, decontamination and debris removal insurance and up to $490 million for outage expenses and replacement power costs incurred because of accidental property damage. This coverage is limited to $3.5 million per week for the first 52 weeks and $2.8 million per week for up to 110 additional weeks, after a waiting period of 12 weeks. The insurance is provided through a mutual insurance company, through which insured members are subject to retrospective premium assessments (up to $8.14 million in SDG&E's case).

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

Concentration of Credit Risk

The company maintains credit policies and systems to manage overall credit risk. These policies include an evaluation of potential counterparties' financial condition and an assignment of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry. The Sempra Utilities grant credit to utility customers and counterparties, substantially all of whom are located in their service territories, which together cover most of Southern California and a portion of central California.

As described above, Sempra Generation has a contract with the DWR to supply up to 1,900 MW of power to the state over 10 years, beginning in 2001. Sempra Generation would be at risk for the amounts of outstanding billings and the continued viability of the contract if the DWR were to default on its payments under this contract. The average monthly billing related to this contract is $41 million and is normally collected by the end of the next month.

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

When operational, development projects at Sempra LNG and Sempra Pipelines & Storage will place significant reliance on the ability of their suppliers to perform on long-term agreements and on the company's ability to enforce contract terms in the event of non-performance. Also, factors considered in the evaluation of a project for development include the negotiation of customer and supplier agreements, and therefore, reliance on these agreements for future performance. The decision to go forward on development projects may also be based on these agreements.

NOTE 16.  SEGMENT INFORMATION

The company has five separately managed reportable segments: SoCalGas, SDG&E, Sempra Commodities, Sempra Generation and Sempra Pipelines & Storage. The Sempra Utilities operate in essentially separate service territories under separate regulatory frameworks and rate structures set by the CPUC. SoCalGas is a natural gas distribution utility, serving customers throughout most of southern California and part of central California. SDG&E provides electric service to San Diego and southern

Orange counties and natural gas service to San Diego County. Sempra Commodities, based in Stamford, Connecticut, is primarily a wholesale trader of physical and financial energy products and other commodities, and a trader and wholesaler of metals, serving a broad range of customers in the United States, Canada, Europe and Asia. Sempra Commodities’ business also includes commodity sales on a retail basis to electricity and natural gas consumers. Sempra Generation primarily owns and operates power plants in California, Nevada, Arizona and Mexico. Sempra Pipelines & Storage develops and owns natural gas pipelines and storage facilities in the United States and Mexico, and holds interests in companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. Although the levels of business unit net income of Sempra Pipelines & Storage in the past did not require treatment as a reportable segment, the impairment loss incurred in 2006 on its Argentine investments resulted in a net loss that now requires that Sempra Pipelines & Storage be reported as a segment. Sempra Pipelines & Storage has been reflected as a segment in all periods presented. The “all other” amounts consist primarily of parent organizations and Sempra LNG.

The accounting policies of the segments are described in Note 1, and segment performance is evaluated by management based on reported net income. Sempra Utility transactions are based on rates set by the CPUC and the FERC.

The operations that were discontinued in the first half of 2006, as described in Note 4, had been in the Sempra Generation segment, with the exception of Bangor Gas and Frontier Energy, which were in the Sempra Pipelines & Storage segment. The following tables exclude amounts from discontinued operations, unless otherwise noted.

Sales to the DWR, which is a customer of the Sempra Generation segment and which is discussed in various sections of this Annual Report, comprise 9% of Sempra Energy’s operating revenues in 2006 and 10% in each of 2005 and 2004.

	Years ended December 31,
(Dollars in millions)	2006		2005		2004
OPERATING REVENUES
SoCalGas	$4,181	36%	$4,617	40%	$3,997	43%
SDG&E	2,785	24	2,512	22	2,274	25
Sempra Commodities	3,256	28	2,724	23	1,689	18
Sempra Generation	1,454	12	1,708	15	1,472	16
Sempra Pipelines & Storage	295	2	317	3	260	3
Adjustments and eliminations	(123)	(1)	(141)	(1)	(125)	(1)
Intersegment revenues	(87)	(1)	(225)	(2)	(333)	(4)
Total	$11,761	100%	$11,512	100%	$9,234	100%
INTEREST EXPENSE
SoCalGas	$70		$48		$39
SDG&E	97		74		68
Sempra Commodities	72		49		25
Sempra Generation	19		28		34
Sempra Pipelines & Storage	14		16		17
All other	262		293		310
Intercompany eliminations	(183)		(198)		(173)
Total	$351		$310		$320
INTEREST INCOME
SoCalGas	$29		$12		$4
SDG&E	6		23		25
Sempra Commodities	10		14		10
Sempra Generation	32		5		7
Sempra Pipelines & Storage	18		17		17
All other	197		199		179
Intercompany eliminations	(183)		(198)		(173)
Total	$109		$72		$69
DEPRECIATION AND AMORTIZATION
SoCalGas	$267	41%	$264	42%	$255	42%
SDG&E	291	44	264	42	259	43
Sempra Commodities	25	4	28	5	23	4
Sempra Generation	46	7	39	6	28	5
Sempra Pipelines & Storage	12	2	12	2	12	2
All other	16	2	19	3	26	4
Total	$657	100%	$626	100%	$603	100%
INCOME TAX EXPENSE (BENEFIT)
SoCalGas	$173		$97		$154
SDG&E	152		89		148
Sempra Commodities	294		192		161
Sempra Generation	243		103		87
Sempra Pipelines & Storage	12		3		5
All other	(233)		(450)		(365)
Total	$641		$34		$190
EQUITY IN EARNINGS (LOSSES) OF UNCONSOLIDATED SUBSIDIARIES
Earnings (losses) recorded before tax:
Sempra Generation	$354		$25		$3
Sempra Pipelines & Storage	1		--		--
All other	(17)		(14)		(29)
Total	$338		$11		$(26)
Earnings (losses) recorded net of tax:
Sempra Pipelines & Storage	$(166)		$55		$62
Sempra Commodities	(16)		--		--
Total	$(182)		$55		$62

	At December 31 or years ended December 31,
(Dollars in millions)	2006		2005		2004
NET INCOME
SoCalGas*	$223	16%	$211	23%	$232	26%
SDG&E*	237	17	262	28	208	23
Sempra Commodities	504	36	460	50	320	36
Sempra Generation	375	27	149	16	132	15
Sempra Pipelines & Storage	(165)	(12)	64	7	64	7
Discontinued operations	315	22	7	1	(20)	(2)
All other	(83)	(6)	(233)	(25)	(41)	(5)
Total	$1,406	100%	$920	100%	$895	100%
ASSETS
SoCalGas	$6,359	22%	$6,007	21%	$5,633	24%
SDG&E	7,795	27	7,492	26	6,834	29
Sempra Commodities	9,881	34	11,262	38	7,572	32
Sempra Generation	2,416	8	2,774	9	2,740	11
Sempra Pipelines & Storage	2,215	8	1,775	6	1,207	5
Discontinued operations	62	--	611	2	652	2
All other	1,922	7	567	2	212	1
Intersegment receivables	(1,701)	(6)	(1,242)	(4)	(1,003)	(4)
Total	$28,949	100%	$29,246	100%	$23,847	100%

EXPENDITURES FOR PROPERTY, PLANT & EQUIPMENT
SoCalGas	$413	22%	$361	26%	$311	29%
SDG&E	1,070	56	464	34	414	39
Sempra Commodities	29	2	57	4	126	12
Sempra Generation	40	2	158	12	125	12
Sempra Pipelines & Storage	181	9	18	1	24	2
All other	644	34	319	23	65	6
Intercompany eliminations	(470)	(25)	--	--	--	--
Total	$1,907	100%	$1,377	100%	$1,065	100%

GEOGRAPHIC INFORMATION
Long-lived assets
United States	$12,384	87%	$11,254	88%	$10,627	89%
Latin America	1,865	13	1,493	11	1,177	10
Europe	12	--	100	1	98	1
Total	$14,261	100%	$12,847	100%	$11,902	100%

Operating revenues
United States	$10,407	89%	$10,157	88%	$8,342	90%
Latin America	637	5	658	6	311	4
Europe	638	6	639	6	519	6
Canada	43	--	33	--	37	--
Asia	36	--	25	--	25	--
Total	$11,761	100%	$11,512	100%	$9,234	100%
*after preferred dividends

NOTE 17. QUARTERLY FINANCIAL DATA

	Quarters ended
(Dollars and shares in millions, except per share amounts)	March 31*	June 30	September 30	December 31
2006
Operating revenues	$3,336	$2,486	$2,694	$3,245
Operating expenses	2,924	2,149	2,228	2,675
Operating income	$412	$337	$466	$570

Income from continuing operations	$234	$185	$543	$129
Net income	$255	$373	$653	$125

Basic earnings per share:
Income from continuing operations	$0.91	$0.73	$2.11	$0.50
Net income	$1.00	$1.46	$2.54	$0.48
Average common shares outstanding	254.3	255.7	257.5	258.4

Diluted earnings per share:
Income from continuing operations	$0.90	$0.71	$2.07	$0.49
Net income	$0.99	$1.43	$2.49	$0.47
Average common shares outstanding	259.3	260.3	262.1	263.4
2005
Operating revenues	$2,647	$2,223	$2,710	$3,932
Operating expenses	2,370	2,021	2,544	3,488
Operating income	$277	$202	$166	$444

Income from continuing operations	$221	$119	$216	$357
Net income	$223	$121	$221	$355

Basic earnings per share:**
Income from continuing operations	$0.95	$0.49	$0.85	$1.41
Net income	$0.96	$0.50	$0.87	$1.40
Average common shares outstanding	232.9	243.9	253.0	253.5

Diluted earnings per share:**
Income from continuing operations	$0.92	$0.47	$0.84	$1.39
Net income	$0.92	$0.48	$0.86	$1.38
Average common shares outstanding	241.1	250.1	257.4	257.8

* Amounts reflect the reclassification for presentation of discontinued operations as discussed in Note 4.
** Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

Net income for the second quarter of 2006 included a $227 million gain from the sale of Twin Oaks in results from discontinued operations. In the third quarter of 2006, net income included a $211 million gain from the sale of the Topaz power plants (as discussed in Note 3) and, in discontinued operations, a $104 million gain on the sale of SEPCO. Also in the third quarter of 2006, net income and income from continuing operations included $38 million from the favorable resolution of a state income tax matter.  Net income in the fourth quarter included a $221 million impairment loss associated with Sempra Pipelines & Storage’s Argentine investments and, in discontinued operations, a $35 million impairment loss for Bangor Gas and Frontier Energy. Discontinued operations are discussed further in Note 4.

Operating revenues in the fourth quarter of 2005 included a $78 million pretax mark-to-market gain on long-term forward contracts at Sempra Generation and $23 million pretax related to the 2005 IRS decision relating to the sale of SDG&E's former South Bay power plant. Operating expenses in the fourth quarter of 2005 included $190 million pretax California energy crisis litigation expense and $66 million pretax of Sempra Generation impairment losses, primarily all of which was related to the write-down of unused gas and steam turbines.  Operating expenses for the third quarter of 2005 included $308 million pretax California energy crisis litigation expense and a $98 million pretax gain on the sale of Sempra Commodities natural gas storage facilities. Net income for the third quarter of 2005 included the favorable resolution of prior years’ income tax issues.