Form 10-K, Exhibit 13
period 2007-12-31
SEMPRA ENERGY
filed 2008-02-26
CIK 1032208

Exhibit 13

SEMPRA ENERGY
FINANCIAL REPORT
TABLE OF CONTENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Information Regarding Forward-Looking Statements	40

Quarterly Common Stock Data	41

Performance Graph – Comparative Total Shareholder Returns	42

Five-Year Summary	43

Management’s Responsibility for Financial Statements	44

Management’s Report on Internal Control over Financial Reporting	44

Reports of Independent Registered Public Accounting Firm	45

Sempra Energy Consolidated Financial Statements	48

Notes to Consolidated Financial Statements	54

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This section of the 2007 Annual Report includes management's discussion and analysis of operating results from 2005 through 2007, and provides information about the capital resources, liquidity and financial performance of Sempra Energy and its subsidiaries (collectively referred to as "the company"). This section also focuses on the major factors expected to influence future operating results and discusses investment and financing activities and plans. It should be read in conjunction with the Consolidated Financial Statements included in this Annual Report.

OVERVIEW

Sempra Energy

Sempra Energy is a Fortune 500 energy services holding company. Its business units provide electric, natural gas and other energy products and services to its customers. Operations are divided into the Sempra Utilities and Sempra Global, as described below.

Sempra Energy®
Sempra Utilities
Sempra Global
Southern California Gas
San Diego Gas & Electric
Sempra Commodities
Sempra Generation
Sempra LNG
Sempra Pipelines & Storage

Summary descriptions of the operating business units are provided below and further detail is provided throughout this section of the Annual Report.

Major 2007 issues, some of which may also affect future years (and the page number where each is discussed), included the following:

•

Joint venture agreement in 2007 with The Royal Bank of Scotland plc (RBS) to form RBS Sempra Commodities LLP, a partnership of RBS and Sempra Energy, which is expected to purchase and operate Sempra Energy's commodity-marketing businesses (generally comprising the Sempra Commodities segment) (25);

•

Final regulatory decision increasing San Diego Gas & Electric Company's (SDG&E's) return on equity beginning in 2008 from 10.7 percent to 11.1 percent (110);

•

California Public Utility Commission (CPUC) approval of SDG&E's advanced metering infrastructure project (108);

•

Expected resolution of the regulatory review process setting rates for 2008 and future years for Southern California Gas Company (SoCalGas) and SDG&E (109);

•

Southern California wildfires (112 and 117);

•

Delay in regulatory review process of SDG&E's proposed Sunrise Powerlink project (106);

•

Near-completion of Sempra LNG's Energía Costa Azul liquefied natural gas (LNG) receipt terminal (27); and

•

Continued development of the Rockies Express Pipeline (REX) (26).

The Sempra Utilities

SoCalGas and SDG&E (collectively, the Sempra Utilities) serve 23 million consumers from California's Central Valley to the Mexican border. Natural gas service is provided throughout Southern California and portions of central California through 6.5 million meters. Electric service is provided throughout San Diego County and portions of Orange County, both in Southern California, through 1.4 million meters.

Sempra Global

Sempra Global is a holding company for most of the subsidiaries of Sempra Energy that are not subject to California utility regulation. Sempra Global's principal subsidiaries provide the following energy-related products and services:

•

Sempra Commodities is primarily a wholesale and retail trader of physical and financial products, including natural gas, power, petroleum and petroleum products, and other commodities; and it is also a trader and wholesaler of base metals. On July 9, 2007, the company entered into an agreement with RBS to form a partnership to purchase and operate the company's commodity-marketing businesses, which generally comprise the Sempra Commodities segment. This agreement is discussed in "Factors Influencing Future Performance."

•

Sempra Generation develops, owns and operates electric generation facilities.

•

Sempra LNG is developing receipt terminals for the importation of LNG and has an agreement to supply natural gas to Mexico's government-owned electric utility.

•

Sempra Pipelines & Storage develops and owns natural gas pipelines and storage facilities in the United States and Mexico, and holds interests in companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. The company is currently pursuing the sale of its interests in the Argentine utilities, as discussed in Note 4 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

Overall Operations

Income from continuing operations for 2007 increased by $34 million (3%) over 2006 to $1.125 billion primarily due to higher earnings from SDG&E. In 2006, a $221 million after-tax impairment of Sempra Pipelines & Storage's Argentine investments was offset by a $204 million after-tax gain from Sempra Generation's sale of its investment in Topaz Power Partners (Topaz).

Net income was $1.1 billion in 2007, 22 percent lower than 2006 results. Results for 2006 included $315 million in after-tax income from discontinued operations primarily due to asset sales. Diluted earnings per share was $4.16, a decrease of 23 percent. The decrease in net income primarily resulted from higher income from discontinued operations in 2006 due to asset sales. The asset sales are discussed further in Note 5 of the Notes to Consolidated Financial Statements.

Net income increased $486 million (53%) in 2006 compared to 2005, primarily due to 2006 asset sales, partially offset by the 2006 impairment of Argentine investments. The results for 2005 included litigation expense of $311 million related to a settlement of matters arising from the 2000 - 2001 California energy crisis, partially offset by $156 million related to the favorable resolution of prior years' income tax issues. Additional information is provided in "Business Unit Results" below.

The following table shows income from continuing operations, net income and diluted earnings per share for each of the last five years.

(Dollars in millions, except per share amounts)	Income from Continuing Operations		Net Income	Diluted Earnings Per Share
2007	$ 1,125		$ 1,099	$ 4.16
2006	$ 1,091		$ 1,406	$ 5.38
2005	$ 913		$ 920	$ 3.65
2004	$ 915		$ 895	$ 3.83
2003	$ 745	*	$ 649	$ 3.03
*	Before cumulative effect of changes in accounting principles.

Net Income (Loss) by Business Unit

	Years ended December 31,
(Dollars in millions)	2007		2006		2005
Sempra Utilities
Southern California Gas Company*	$230	21%	$223	16%	$211	23%
San Diego Gas & Electric Company*	283	25	237	17	262	28
Total Sempra Utilities	513	46	460	33	473	51

Sempra Global
Sempra Commodities	499	45	504	36	460	50
Sempra Generation**	162	15	375	27	149	16
Sempra Pipelines & Storage**	64	6	(165)	(12)	64	7
Sempra LNG	(46)	(4)	(42)	(3)	(25)	(3)
Total Sempra Global	679	62	672	48	648	70

Parent and other***	(67)	(6)	(41)	(3)	(208)	(22)
Income from continuing operations	1,125	102	1,091	78	913	99
Discontinued operations, net of income tax	(26)	(2)	315	22	7	1
Consolidated net income	$1,099	100%	$1,406	100%	$920	100%
*	After preferred dividends.
**	Excludes amounts now classified as discontinued operations.
***

Includes after-tax interest expense ($82 million, $101 million and $104 million in 2007, 2006 and 2005, respectively), after-tax litigation expense ($1 million and $193 million in 2006 and 2005, respectively), intercompany eliminations recorded in consolidation and certain corporate costs incurred at Sempra Global.

Regulation

The Sempra Utilities are subject to regulation by federal, state and local governmental agencies. The primary regulatory agency is the CPUC, which regulates utility rates and operations in California, except for SDG&E's electric transmission operations, which are regulated by the Federal Energy Regulatory Commission (FERC). The FERC also regulates interstate transportation of natural gas and various related matters. The Nuclear Regulatory Commission regulates nuclear generating plants. Municipalities and other local authorities regulate the location of utility assets, including natural gas pipelines and electric lines. Other business units are also subject to regulation by the FERC, various state commissions, local governmental entities, and various similar authorities in countries other than the United States.

Sempra Utility Operations

Natural Gas Revenues and Cost of Natural Gas. Natural gas revenues increased by $106 million (2%) to $4.9 billion, and the cost of natural gas remained constant at $2.8 billion in 2007. The increase in revenues in 2007 was primarily due to a $71 million increase in authorized base margin and $34 million of higher revenues for recoverable expenses, which are fully offset in other operating expenses. The company's weighted average cost (including transportation charges) per million British thermal units (MMBtu) of natural gas was $6.49 in 2007, $6.54 in 2006 and $7.83 in 2005.

Natural gas revenues decreased by $490 million (9%) to $4.8 billion, and the cost of natural gas decreased by $476 million (15%) to $2.8 billion in 2006 compared to 2005. The decreases in 2006 were due to lower average costs of natural gas, which are passed on to customers, offset by higher volumes. In addition, natural gas revenues decreased at SoCalGas due to the CPUC's decision in 2005 eliminating 2004 revenue sharing (for which $18 million was included in revenue in 2005), $14 million in demand-side management (DSM) awards in 2005 and $50 million of lower revenues for decreased recoverable expenses. The decreases at SoCalGas were offset by a $52 million increase in authorized base margin and $10 million from the positive resolution in 2006 of a natural gas royalty matter.

Although the current regulatory framework provides that the cost of natural gas purchased for customers and the variations in that cost are passed through to the customers on a substantially concurrent basis, SoCalGas' Gas Cost Incentive Mechanism (GCIM) and SDG&E's natural gas procurement Performance-Based Regulation (PBR) mechanism allow them to share in the savings or costs from buying natural gas for their customers below or above market-based monthly benchmarks. The mechanisms permit full recovery of all costs within a tolerance band around the benchmark price. The costs or savings outside the tolerance band are shared between customers and shareholders. Further discussion is provided in Notes 1 and 15 of the Notes to Consolidated Financial Statements.

Electric Revenues and Cost of Electric Fuel and Purchased Power. Electric revenues increased by $48 million (2%) to $2.2 billion, and the cost of electric fuel and purchased power decreased by $22 million (3%) to $699 million in 2007. The increased revenue in 2007 was primarily due to $33 million from higher authorized transmission and electric generation margins, $22 million from the resolution of a regulatory matter, a $24 million increase in authorized base margin on electric distribution and $12 million of higher revenues for recoverable expenses, which are fully offset in other operating expenses. The increases were offset by $20 million from the favorable resolution of a prior year cost recovery issue in 2006 and $22 million lower recovery of electric fuel and purchased power costs in 2007.

Electric revenues increased by $347 million (19%) to $2.1 billion, and the cost of electric fuel and purchased power increased by $97 million (16%) to $721 million in 2006 compared to 2005. The increase in revenue was due to $206 million of increased authorized distribution, generation and transmission base margins, $60 million of higher revenues for recoverable expenses, and the $20 million favorable resolution of a prior year cost recovery issue. The increases were offset by a $28 million DSM awards settlement in 2005 and $23 million from the 2005 Internal Revenue Service (IRS) decision relating to the sale of SDG&E's former South Bay power plant. In addition, electric revenues and costs increased due to the commencement of commercial operations of the Palomar generating facility in 2006, which contributed $112 million to both 2006 revenues and costs, offset by lower purchased power costs.

The tables below summarize the Sempra Utilities' natural gas and electric volumes and revenues by customer class for the years ended December 31, 2007, 2006 and 2005.

Natural Gas Sales, Transportation and Exchange

(Volumes in billion cubic feet, dollars in millions)

			Transportation
	Natural Gas Sales		and Exchange		Total
	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2007:
Residential	277	$3,065	1	$5	278	$3,070
Commercial and industrial	127	1,159	282	215	409	1,374
Electric generation plants	--	1	264	112	264	113
Wholesale	--	--	19	8	19	8
	404	$4,225	566	$340	970	4,565
Balancing accounts and other						304
Total						$4,869
2006:
Residential	278	$3,124	1	$5	279	$3,129
Commercial and industrial	124	1,157	276	223	400	1,380
Electric generation plants	--	2	248	118	248	120
Wholesale	--	--	21	8	21	8
	402	$4,283	546	$354	948	4,637
Balancing accounts and other						126
Total						$4,763
2005:
Residential	271	$3,193	1	$6	272	$3,199
Commercial and industrial	123	1,257	273	190	396	1,447
Electric generation plants	1	3	201	88	202	91
Wholesale	--	--	19	6	19	6
	395	$4,453	494	$290	889	4,743
Balancing accounts and other						510
Total						$5,253

Electric Distribution and Transmission

(Volumes in millions of kilowatt-hours, dollars in millions)

	2007		2006		2005
	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Residential	7,520	$980	7,501	$910	7,075	$738
Commercial	7,154	852	6,983	723	6,674	654
Industrial	2,264	228	2,250	180	2,148	141
Direct access	3,220	118	3,390	133	3,213	114
Street and highway lighting	107	12	102	10	93	11
	20,265	2,190	20,226	1,956	19,203	1,658
Balancing accounts and other		(6)		180		131
Total		$2,184		$2,136		$1,789

Although commodity costs associated with long-term contracts allocated to SDG&E from the California Department of Water Resources (DWR) (and the revenues to recover those costs) are not included in the Statements of Consolidated Income, as discussed in Note 1 of the Notes to Consolidated Financial Statements, the associated volumes and distribution revenues are included in the above table.

Sempra Global and Parent Operating Revenues and Cost of Sales. The following table provides a breakdown of operating revenues and cost of sales at Sempra Global and the parent companies by business unit.

	Years ended December 31,
(Dollars in millions)	2007		2006		2005
OPERATING REVENUES
Sempra Commodities*	$2,674	61%	$3,256	67%	$2,724	61%
Sempra Generation*	1,476	34	1,454	30	1,708	38
Sempra Pipelines & Storage*	314	7	295	6	317	7
Sempra LNG	(22)	(1)	(21)	(1)	--	--

Total Sempra Global	4,442	101	4,984	102	4,749	106
Parent and other**	(57)	(1)	(122)	(2)	(279)	(6)
Total Operating Revenues	$4,385	100%	$4,862	100%	$4,470	100%

COST OF SALES***
Sempra Generation*	$1,058	81%	$996	82%	$1,067	81%
Sempra Pipelines & Storage*	255	20	233	19	261	20

Total Sempra Global	1,313	101	1,229	101	1,328	101
Parent and other**	(11)	(1)	(8)	(1)	(7)	(1)
Total Cost of Natural Gas, Electric Fuel and Purchased Power	$1,302	100%	$1,221	100%	$1,321	100%

Sempra Commodities*	$988	100%	$1,468	100%	$1,267	100%
Sempra Generation*	1	--	23	2	142	11

Total Sempra Global	989	100	1,491	102	1,409	111
Parent and other**	(1)	--	(23)	(2)	(142)	(11)
Total Other Cost of Sales	$988	100%	$1,468	100%	$1,267	100%
*	Does not include unconsolidated affiliates that are part of this business unit.
**	Includes intercompany eliminations recorded in consolidation, including the Palomar facility as discussed in Note 3 of the Notes to Consolidated Financial Statements.
***	Excludes depreciation, which is shown separately on the Statements of Consolidated Income.

Sempra Global and Parent operating revenues decreased by $477 million (10%) in 2007 to $4.4 billion. The cost of natural gas, electric fuel and purchased power increased $81 million (7%) to $1.3 billion, while other cost of sales decreased $480 million (33%) to $988 million in 2007. The decreases in revenues and other cost of sales were primarily attributable to trading activity at Sempra Commodities, primarily as a result of less volatility in the natural gas markets. The decrease was partially offset by higher Sempra Generation operating revenues and related costs, primarily due to higher merchant customer revenues resulting from increased sales volumes and higher prices.

Sempra Global and Parent operating revenues in 2006 were $4.9 billion, an increase of $392 million (9%) in 2006 compared to 2005. The cost of natural gas, electric fuel and purchased power decreased $100 million (8%) to $1.2 billion, while other cost of sales increased $201 million (16%) to $1.5 billion in 2006. Increases in Sempra Global and Parent operating revenues and other cost of sales in 2006 compared to 2005 reflected increased trading activity and higher commodity prices at Sempra Commodities, primarily as a result of increased volatility in the natural gas and metals markets, and higher sales to merchant customers at Sempra Generation. The increases at Sempra Generation were offset by the decreased value of its sales to the DWR, primarily due to lower natural gas prices.

Other Operating Expenses. This table provides a breakdown of other operating expenses by business unit.

	Years ended December 31,
(Dollars in millions)	2007		2006		2005
OTHER OPERATING EXPENSES
Sempra Utilities
Southern California Gas Company	$1,020	35%	$951	34%	$954	37%
San Diego Gas & Electric Company	797	27	774	28	603	23
Total Sempra Utilities	1,817	62	1,725	62	1,557	60

Sempra Global
Sempra Commodities	860	29	869	31	811	32
Sempra Generation	102	4	96	3	99	4
Sempra Pipelines & Storage	42	1	36	1	37	1
Sempra LNG	42	1	38	1	34	1
Total Sempra Global	1,046	35	1,039	36	981	38

Parent and other*	91	3	50	2	45	2
Total	$2,954	100%	$2,814	100%	$2,583	100%
*						Includes intercompany eliminations recorded in consolidation.

The increase in operating expenses in 2007 was primarily attributable to higher recoverable expenses (offset in revenues) and other operational costs at the Sempra Utilities.

Other operating expenses for 2006 increased compared to 2005 primarily due to the growth in Sempra Commodities' revenues noted previously and increases at SDG&E. SDG&E's other operating expenses increased due to $72 million higher recoverable expenses, $33 million related to the 2005 recovery of line losses and grid management charges arising from a favorable settlement with the Independent System Operator (ISO), an independent operator of California's wholesale transmission grid, and increases in other operational costs.

Litigation Expense. Litigation expense was $73 million, $56 million and $551 million for 2007, 2006 and 2005, respectively. The higher amount in 2005 was primarily due to an increase in litigation reserves related to a settlement of matters arising from the 2000 - 2001 California energy crisis. Note 16 of the Notes to Consolidated Financial Statements provides additional information concerning this matter.

Gains on Sale of Assets, Net. Net pretax gains on the sale of assets were $6 million, $1 million and $112 million in 2007, 2006 and 2005, respectively. The 2005 gain included $106 million ($67 million after related costs) associated with Sempra Commodities' sale of its two natural gas storage facilities, Bluewater Gas Storage and Pine Prairie Energy Center.

Impairment Losses. Impairments included a $63 million pretax write-down in 2005 of unused gas and steam turbines at Sempra Generation.

Other Income, Net. Other income, net, as discussed further in Note 1 of the Notes to Consolidated Financial Statements and which consists primarily of equity earnings from unconsolidated subsidiaries, allowance for equity funds used during construction and regulatory interest, was $81 million, $381 million and $51 million in 2007, 2006 and 2005, respectively. In 2006, the company recorded a $344 million pretax gain on the sale of the Topaz power plants (by a joint venture 50-percent owned by Sempra Generation). The gain was included in equity earnings from unconsolidated subsidiaries, as discussed in Note 4 of the Notes to Consolidated Financial Statements. The decrease in 2007 was partially offset by a

$24 million net pretax gain from interest-rate swaps. Further discussion on the interest-rate swaps related to Sempra LNG's Energía Costa Azul project is provided in Note 11 of the Notes to Consolidated Financial Statements.

Interest Income. Interest income was $72 million, $109 million and $72 million in 2007, 2006 and 2005, respectively. Interest income in 2006 included $12 million from a favorable resolution of a state income tax matter, $13 million from the resolution of an insurance claim at Pacific Enterprises (PE) (the parent company of SoCalGas) related to a quasi-reorganization issue (discussed in Note 1 of the Notes to Consolidated Financial Statements) and $6 million from an income tax audit settlement at SoCalGas.

The increase in 2006 compared to 2005 was primarily due to the items noted above and higher interest resulting from increases in short-term investments, offset by a decrease at SDG&E due to $12 million lower interest as a result of income tax audit settlements in 2005.

Interest Expense. Interest expense was $272 million, $351 million and $310 million in 2007, 2006 and 2005, respectively. The decrease in 2007 was due to $41 million higher capitalized interest at Sempra LNG and Sempra Pipelines & Storage, and $22 million lower interest expense due to repayment and early redemption of long-term debt. The increase in 2006 compared to 2005 was primarily due to increased borrowings at SDG&E to finance the purchase of the Palomar generating facility, increased short-term borrowings at Sempra Commodities, lower capitalized interest at Sempra Generation due to completion of the Palomar generating facility, higher interest expense at SoCalGas associated with the $250 million first mortgage bonds issued in November 2005, higher variable interest rates and interest expense related to the accretion of the California energy crisis litigation settlement liability. The increases were offset by higher capitalized interest at Sempra LNG.

Income Taxes. Income tax expense was $524 million, $641 million and $34 million for 2007, 2006 and 2005, respectively, and the corresponding effective income tax rates were 34 percent, 33 percent and 4 percent. The decrease in 2007 income tax expense was primarily due to lower pretax income. The increase in 2006 expense compared to 2005 was due to higher pretax income and the higher effective tax rate. The increase in the 2006 effective rate was due primarily to $156 million of favorable resolutions of prior years' income tax issues in 2005 compared to $45 million in 2006, an increased portion of income earned in high tax rate jurisdictions, and lower synthetic fuels credits generated in 2006 compared to 2005 as a percentage of income.

Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries. For the years ended 2007, 2006 and 2005, equity in earnings (losses) of certain unconsolidated subsidiaries, net of tax, as discussed further in Note 4 of the Notes to Consolidated Financial Statements, was $99 million, $(182) million and $55 million, respectively. In February 2007, Sempra Commodities sold its interests in an equity-method investment, along with a related cost-basis investment, receiving cash and a 12.7-percent interest in a newly formed entity. The after-tax gain on this transaction, recorded in Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries, was $30 million. The 2006 amount included a $221 million impairment loss associated with Sempra Pipelines & Storage's Argentine investments.

Discontinued Operations. Income (loss) from discontinued operations was $(26) million, $315 million and $7 million in 2007, 2006 and 2005, respectively. Results for 2006 included $351 million in gains from the disposal of Sempra Generation's Twin Oaks Power plant, its Energy Services and Facilities Management businesses, and Sempra Energy Production Company (SEPCO), its exploration and production subsidiary, offset by $42 million, primarily from an impairment loss related to Bangor Gas and Frontier Energy. Note 5 of the Notes to Consolidated Financial Statements provides further details on these discontinued operations.

Net Income. Variations in net income were summarized previously in "Overall Operations."

Business Unit Results

Southern California Gas Company

SoCalGas recorded net income of $230 million, $223 million and $211 million in 2007, 2006 and 2005, respectively. The increase in 2007 was due primarily to $9 million of higher authorized base margins, net of higher operating expenses, and $10 million of lower income tax expense due to a lower effective tax rate in 2007, offset by $7 million from the favorable resolution of a natural gas royalty matter in 2006.

The increase in 2006 compared to 2005 was due primarily to the California energy crisis reserve of $57 million recorded in litigation expense in 2005 and $7 million from the positive resolution in 2006 of a natural gas royalty matter, offset by $24 million in 2005 from the favorable resolution of prior years' income tax issues, $11 million from the reversal in 2005 of the 2004 revenue-sharing reserve resulting from the CPUC's 2004 Cost of Service decision, higher income tax expense in 2006 of $13 million due to a higher effective tax rate in 2006 (excluding the effect of the resolution of prior years' income tax issues in 2005) and a DSM awards settlement of $9 million in 2005.

San Diego Gas & Electric Company

SDG&E recorded net income of $283 million, $237 million and $262 million in 2007, 2006 and 2005, respectively. The increase in 2007 was primarily due to $18 million from the higher favorable resolution of prior years' income tax issues in 2007, $15 million from higher electric transmission earnings and $7 million due to the Palomar electric generation facility operating for twelve months in 2007 as compared to nine months in 2006. Net income in 2007 also included $26 million from the resolution of a regulatory item associated with the disposition of a power plant in a prior year. Regulatory items in 2006 included a $13 million resolution of a prior-year cost recovery issue, $8 million due to the CPUC authorization for retroactive recovery on the San Onofre Nuclear Generating Station (SONGS) revenues related to a computational error in the 2004 Cost of Service, and $4 million due to FERC approval to recover prior-year ISO charges in 2006.

The decrease in 2006 compared to 2005 was primarily due to $60 million associated with the favorable resolution of prior years' income tax issues in 2005, the $23 million recovery of costs in 2005 associated with an IRS decision relating to the sale of the South Bay power plant and $22 million related to a DSM awards settlement in 2005. These items were offset by a $42 million increase in earnings from electric generation activities including the commencement of commercial operation of the Palomar generating facility in 2006, $29 million due to the litigation expense in 2005 related to the California energy crisis matter and a $13 million increase in earnings due to lower income tax expense primarily resulting from a lower effective tax rate in 2006 (excluding the effect of the resolution of prior years' income tax issues in 2005). Resolution of regulatory items was $25 million in 2006 as compared to $24 million in 2005. The 2005 regulatory item of $24 million resulted from FERC approval to recover prior-year ISO charges (as discussed further in Note 16 of the Notes to Consolidated Financial Statements).

Sempra Commodities

Sempra Commodities recorded net income of $499 million, $504 million and $460 million in 2007, 2006 and 2005, respectively. The decrease in 2007 was primarily due to a $19 million net income effect of an increase in reserves related to energy crisis litigation, a $25 million reduction due to the phase-out of synthetic fuels tax credits, and decreased margins in the natural gas market. These decreases were largely offset by increased margins primarily for metals and power. Margin for 2007 also included $32 million in the power product line representing the value of preferred stock received for services rendered. A portion of the decrease in margins was also the result of earnings variability associated with certain commodity inventories and storage and transportation capacity contracts not being marked to market while the corresponding hedges qualify as derivative instruments and are marked to market. Earnings variability will continue in future periods as a result of these factors. Results for 2007 also included an $18 million gain (after related costs) on the sale of equity-method investments.

The increase in 2006 compared to 2005 was due to improved margins in North America and in natural gas and metals, offset by decreased margins for petroleum and power, the $41 million after-tax gain on the sale of two natural gas storage facilities in 2005 and lower income from synthetic fuels tax-credit operations.

Margin by geographical region and product line, presented below, is a key performance measure used by management to evaluate the Sempra Commodities business, and similarly enhances the understanding of the business by investors and investment analysts. Margin represents the contribution to earnings of the Sempra Commodities business relative to its overhead costs, and consists primarily of Operating Revenues less Cost of Sales. Cost of Sales for Sempra Commodities is comprised primarily of transportation and storage costs. Margin also is net of transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

	Years ended December 31,
Margin (Dollars in millions)	2007		2006		2005
Geographical:
North America	$1,202	77%	$1,313	80%	$1,091	81%
Europe and Asia	359	23	325	20	255	19
	$1,561	100%	$1,638	100%	$1,346	100%

Product Line:
Gas	$570	37%	$792	49%	$439	32%
Power	460	29	431	26	443	33
Oil – crude and products	195	12	198	12	292	22
Metals	292	19	138	8	54	4
Other	44	3	79	5	118	9
	$1,561	100%	$1,638	100%	$1,346	100%

For the years ended December 31, 2007, 2006 and 2005, "Other" included synthetic fuels credit operations of $31 million, $97 million and $110 million, respectively, which contributed $6 million, $31 million and $36 million to net income for the same periods, respectively.

Margin is a non-GAAP financial measure and may be different from non-GAAP financial measures used by other companies (GAAP represents accounting principles generally accepted in the United States of America). Management believes this non-GAAP financial measure provides meaningful supplementary information regarding Sempra Commodities' results, as it presents the information used by management to evaluate its performance. As noted above, the calculation of margin is substantively the net of the GAAP financial measures of Revenues and Cost of Sales, adjusted for other transaction-related costs as noted above. Margin has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the company's results under GAAP. Some of the limitations of margin are that it does not reflect other operating expenses and income taxes, and other companies in this industry may calculate this measure differently than presented above. The company compensates for these limitations by relying primarily on GAAP results and by using margin only supplementally. A reconciliation of GAAP information to margin for Sempra Commodities is as follows:

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Revenues	$2,674	$3,256	$2,724
Cost of sales	(988)	(1,468)	(1,267)
	1,686	1,788	1,457
Other related costs	(125)	(150)	(111)
Margin	$1,561	$1,638	$1,346

A summary of Sempra Commodities' unrealized revenues for trading activities follows:

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Balance at January 1	$1,913	$1,488	$1,193
Additions	2,252	3,069	1,241
Realized	(2,981)	(2,644)	(946)
SFAS 157 cumulative effect*	19	--	--
Balance at December 31	$1,203	$1,913	$1,488
*	Notes 2 and 11 of the Notes to Consolidated Financial Statements provide additional information on Statement of Financial Accounting Standards (SFAS) 157.

The estimated fair values as of December 31, 2007, and the scheduled maturities related to the unrealized revenues are (dollars in millions):

	Fair Market	Scheduled Maturity (in months)
Source of fair value	Value	0-12	13-24	25-36	>36
Over-the-counter (OTC) fair value of forwards, swaps and options*	$1,381	$1,074	$95	$23	$189
Exchange contracts**	(178)	(274)	118	(7)	(15)
Total	$1,203	$800	$213	$16	$174
*	The present value of unrealized revenue to be received from outstanding OTC contracts.
**	Cash received (paid) associated with open exchange contracts.

Sempra Generation

Sempra Generation recorded net income of $162 million, $375 million and $149 million in 2007, 2006 and 2005, respectively. Results for 2006 included a $204 million gain from the sale of the Topaz power plants and $6 million of related operational earnings, and $16 million of earnings related to the construction of the Palomar generating facility for SDG&E, offset by $18 million of litigation expense primarily related to the April 2006 DWR arbitration decision, which is discussed in Note 16 of the Notes to Consolidated Financial Statements.

In addition to the gain on the sale of the Topaz power plants and the litigation reserves related to the DWR arbitration decision, the change in 2006 compared to 2005 was also due to a 2005 impairment loss of $38 million related to the write-down of unused gas and steam turbines, and in 2006, $23 million of higher interest income, offset by a $35 million decrease in mark-to-market earnings on long-term forward contracts with Sempra Commodities for the sale of power during 2007 to 2012.

Sempra Pipelines & Storage

Net income (loss) for Sempra Pipelines & Storage was $64 million, $(165) million and $64 million in 2007, 2006 and 2005, respectively. The decrease in 2006 was primarily due to a $221 million impairment loss associated with the decision to sell its Argentine investments and $24 million of income tax expense related to repatriation of foreign earnings.

Sempra LNG

Sempra LNG recorded net losses of $46 million, $42 million and $25 million in 2007, 2006 and 2005, respectively. The increased loss in 2007 compared to 2006 was due to a $2 million increase in mark-to-market loss related to a natural gas marketing agreement with Sempra Commodities and higher development and general and administrative expenses. The increased loss in 2006 compared to 2005 was due to a $13 million mark-to-market loss related to the natural gas marketing agreement and higher development and general and administrative expenses.

Parent and Other

Net losses for Parent and Other were $67 million, $41 million and $208 million in 2007, 2006 and 2005, respectively. Net losses consist primarily of interest expense, litigation expense and tax-related adjustments. Interest expense was $82 million, $101 million and $104 million for 2007, 2006 and 2005, respectively. The increase in net loss for 2007 was due to a $38 million favorable resolution of a state income tax matter in 2006, $12 million for contributions to fund the Sempra Energy Foundation (a private charitable foundation) in 2007 and $8 million in interest income related to an insurance claim in 2006, partially offset by $26 million lower net interest expense in 2007 primarily due to the 2006 Sempra Generation asset sales and a $14 million net gain from interest-rate swaps. The decrease in net losses in 2006 compared to 2005 was due to $193 million of California energy crisis litigation reserves recorded in 2005, the favorable resolution of a state income tax matter in 2006 and interest income from the insurance claim at PE in 2006, offset by the $42 million favorable resolution of prior years' income tax issues in 2005 and $24 million lower 2006 affordable-housing credits at Sempra Financial.

Book Value Per Share

Book value per share was $31.93, $28.67 and $23.95, at December 31, 2007, 2006 and 2005, respectively. The increases in 2007 and 2006 were primarily the result of comprehensive income exceeding dividends.

CAPITAL RESOURCES AND LIQUIDITY

A substantial portion of the funding of the company's capital expenditures and its ability to pay dividends is dependent on the relatively stable pattern of earnings by the Sempra Utilities and Sempra Generation's long-term power sale contracts. However, in order to fund a significant capital expenditures program, SDG&E is not expected to pay common dividends to Sempra Energy over the next few years. The availability of capital for other business operations is also greatly affected by Sempra Commodities' liquidity and margin requirements, which fluctuate substantially. The company's expansion also requires the issuances of securities from time to time.

At December 31, 2007, the company had $668 million in unrestricted cash and cash equivalents, and $5.2 billion in available unused, committed lines of credit to provide liquidity and support commercial paper. Management believes that these amounts and cash flows from operations and security issuances, combined with current cash balances, will be adequate to finance capital expenditures and meet liquidity requirements and to fund shareholder dividends and anticipated share repurchases, any new business acquisitions or start-ups, and other commitments. Forecasted capital expenditures for the next five years are discussed in "Future Construction Expenditures and Investments." If cash flows from operations were to be significantly reduced or the company were to be unable to raise funds under acceptable terms, neither of which is considered likely, the company would be required to reduce non-utility capital expenditures, share repurchases, trading operations and/or investments in new businesses. Management continues to regularly monitor the company's ability to finance the needs of its operating, investing and financing activities in a manner consistent with its intention to maintain strong, investment-quality credit ratings.

As discussed above and in "Factors Influencing Future Performance," the company has entered into an agreement with RBS to form RBS Sempra Commodities LLP (RBS Sempra Commodities), a partnership which will absorb the operations of Sempra Commodities. RBS will provide the joint venture with all growth capital, working-capital requirements and credit support. Accordingly, following the closing of the transaction, the company intends to reduce the amount of available credit under its existing facilities to a level consistent with its reduced liquidity requirements. Also following the closing, the company expects that its board of directors will increase the company’s quarterly common stock dividend to $0.35 per share ($1.40 annually), an increase of $0.03 per share ($0.12 annually) from the $0.32 per share ($1.28 annually) authorized in February 2008, and target an annual dividend payout ratio of 35 percent to 40 percent of net income. As a result of the transaction, the company expects to receive proceeds of approximately $1 billion in cash upon closing, net of its investment in the partnership, and to begin a $1 billion purchase program of the company’s common stock. Following the expected completion of this program in 2008, the company intends to continue purchasing common shares in 2009, up to a total of $1.5 billion to $2 billion in purchases, which may require additional borrowings, including a hybrid capital issuance.

Until completion of the transaction with RBS, Sempra Commodities will continue to provide or require cash as the level of its net trading assets fluctuates with prices, volumes, margin requirements (which are substantially affected by commodity price fluctuations and are dependent on credit ratings) and the length of its various trading positions. At December 31, 2007, Sempra Commodities' intercompany borrowings were $95 million, down from $376 million at December 31, 2006. Sempra Commodities' external debt was $443 million and $201 million at December 31, 2007 and 2006, respectively. Company management continuously monitors the level of Sempra Commodities' cash requirements in light of the company's overall liquidity.

At the Sempra Utilities, cash flows from operations, security issuances and/or capital contributions by Sempra Energy are expected to continue to be adequate to meet utility capital expenditure requirements. As a result of SDG&E's projected capital expenditure program, SDG&E has elected to suspend the payment of dividends on its common stock to Sempra Energy, and the level of future common dividends may be affected during periods of increased capital expenditures. In connection with SDG&E’s purchase of the Palomar generating facility in 2006, the company made a capital contribution of $200 million to SDG&E.

Sempra Generation's projects have been financed through a combination of operating cash flow, project financing, funds from the company and external borrowings. Its 2006 asset sales provided funds to assist in financing company projects.

Sempra Generation's long-term power sale contracts may contain collateral requirements. The DWR contracts do not contain such requirements. The collateral arrangements provide for Sempra Generation and/or the counterparty to post cash, guarantees or letters of credit to the other party for exposure in excess of established thresholds. Sempra Generation may be required to provide collateral when market price movements adversely affect the counterparty's cost of replacement energy supplies were Sempra Generation to fail to deliver the contracted amounts. Sempra Generation had no outstanding collateral requirements under these contracts at December 31, 2007 and 2006.

Sempra Pipelines & Storage is expected to require funding from the company or external sources, or both, to continue the expansion of its existing natural gas operations in Mexico, its Liberty Gas Storage (Liberty) facility and other natural gas storage projects, its participation in the development of REX, a natural gas pipeline, and its planned development of pipelines to serve Sempra LNG facilities being developed in Baja California, Mexico; Louisiana and Texas, as discussed in "Capital Expenditures and Investments." The sale of interests in Argentina, as discussed in Note 4 of the Notes to Consolidated Financial Statements, is expected to provide cash for company projects.

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

CASH FLOWS FROM OPERATING ACTIVITIES

Net cash provided by operating activities totaled $2.1 billion, $1.6 billion and $524 million for 2007, 2006 and 2005, respectively. Cash provided by operating activities in 2007 increased by $459 million (28%). The change was primarily due to a $303 million decrease in net trading assets in 2007 compared to a $543 million increase in 2006 and a $190 million increase in income from continuing operations (adjusted for noncash items), offset by an $82 million decrease in accounts payable in 2007 compared to an increase of $227 million in 2006, a $63 million increase in accounts and notes receivable in 2007 compared to a $94 million decrease in 2006 and a $107 million higher increase in other current assets in 2007 compared to 2006.

The increase in cash provided by operating activities in 2006 compared to 2005 was primarily due to a $562 million lower increase in net trading assets in 2006, a $170 million increase in overcollected regulatory balancing accounts in 2006 compared to a $321 million decrease in 2005, a $565 million increase in income from continuing operations (adjusted for noncash items) and a $94 million reduction in accounts receivable in 2006 compared to a $79 million increase in 2005. The increases were offset by a $416 million higher increase in other liabilities in 2005, and a $79 million decrease in current liabilities in 2006 compared to a $189 million increase in 2005.

The company made pension plan and other postretirement benefit plan contributions of $35 million and $45 million, respectively, during 2007, $35 million and $32 million, respectively, during 2006 and $24 million and $45 million, respectively, during 2005.

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used in investing activities totaled $2.1 billion, $866 million and $1.2 billion for 2007, 2006 and 2005, respectively. Cash used in investing activities in 2007 increased by $1.2 billion (139%). The change was primarily attributable to activity in 2006, which included $789 million in proceeds from asset sales, primarily the sales of Twin Oaks, the Energy Services and Facilities Management businesses and SEPCO at Sempra Generation, and $404 million in dividends received from unconsolidated affiliates related to the sale of the Topaz power plants.

The decrease in cash used in investing activities in 2006 compared to 2005 was primarily attributable to the proceeds from the asset sales and dividends received from unconsolidated subsidiaries in 2006 discussed above, offset by a $530 million increase in capital expenditures and $247 million in proceeds from the sale in 2005 of the Bluewater Gas Storage and Pine Prairie Energy Center natural gas storage sites at Sempra Commodities.

Capital Expenditures and Investments

Expenditures for property, plant and equipment and for investments are presented in the following table.

(Dollars in millions)	Property, plant and equipment	Investments in and acquisitions of subsidiaries
2007	$2,011	$121
2006	$1,907	$257
2005	$1,377	$86
2004	$1,065	$74
2003	$1,012	$192

Capital expenditure information by segment is provided in Note 17 of the Notes to Consolidated Financial Statements.

Investment and acquisition costs were $121 million, $257 million and $86 million for 2007, 2006 and 2005, respectively. The 2007 amount included a contribution of $100 million to Rockies Express Pipeline LLC (Rockies Express) and $21 million for purchases of available-for-sale securities and other investments. The 2006 amount included a $128 million investment in industrial development bonds in connection with the Liberty project, discussed in Note 6 of the Notes to Consolidated Financial Statements, and a $104 million initial capital contribution to Rockies Express during the first half of 2006. The 2006 contribution was returned to Sempra Pipelines & Storage later that year in connection with financing received by Rockies Express during the second quarter of 2006 and was reported in Distributions from Investments on the Statements of Consolidated Cash Flows. The 2005 amount included Sempra Generation's purchase of Reliant Energy's 50-percent interest in El Dorado, discussed below.

Sempra Utilities

Capital expenditures for property, plant and equipment by the Sempra Utilities were $1.2 billion in 2007 compared to $1.5 billion in 2006 and $825 million in 2005. The larger amount in 2006 compared to 2007 and 2005 was primarily due to the addition of the Palomar generating facility in 2006. This purchase is substantially eliminated in consolidation in 2006, as the capital expenditures were recorded by Sempra Energy over the construction period from 2004 through the first quarter of 2006.

Sempra Generation

Sempra Generation develops, owns and operates generation facilities in the Pacific Southwest and Mexico, which sell electricity under long-term contracts and into spot market and other competitive markets. It purchases natural gas to fuel its power plants and may also purchase electricity in the open market to satisfy its contractual obligations. The following table lists the megawatt (MW) capacity of each operating power plant.

Power Plant	Maximum Generating Capacity (MW)		Location
Mesquite Power	1,250		Arlington, AZ
Termoeléctrica de Mexicali	625		Mexicali, Baja California, Mexico
El Dorado	480		Boulder City, NV
Elk Hills (50% owned)	275	*	Bakersfield, CA
Total MW in operation	2,630
* Sempra Generation's share

During 2006, Sempra Generation sold its Texas-based power plants and other assets due to the increased market valuation of coal-fired power plants in Texas. The coal-fired assets included the company’s wholly owned Twin Oaks power plant and Coleto Creek, which the company co-owned in the Topaz joint venture with Riverstone Holdings. The joint venture also owned three operating natural gas and oil-fired plants in Laredo, San Benito and Corpus Christi, Texas, that it sold in 2006. Notes 4 and 5 of the Notes to Consolidated Financial Statements provide detailed information about the sales.

In July 2005, Sempra Generation purchased Reliant Energy's 50-percent interest in El Dorado for $132 million (including assumed debt), resulting in its having full ownership of the plant.

Additional information concerning Sempra Generation's facilities is provided in Notes 3, 4, 5 and 16 of the Notes to Consolidated Financial Statements.

Sempra LNG

Sempra LNG develops and builds, and will operate LNG receipt terminals and sell regasified LNG.

Energía Costa Azul LNG receipt terminal

In early 2005, Sempra LNG began construction of the Energía Costa Azul LNG receipt terminal in Baja California, Mexico, which will be capable of processing 1 billion cubic feet (Bcf) of natural gas per day and is expected to begin operations in the second quarter of 2008. The estimated costs of this project, including capitalized interest, are approximately $975 million (excluding pre-expansion costs, which are $66 million to date) for the base facility and approximately $125 million for a nitrogen-injection facility. The nitrogen-injection facility will allow the terminal to process LNG cargoes from a wider variety of sources and will provide additional revenue from long-term firm capacity payments for the injection service. Through December 31, 2007, Sempra LNG has made expenditures of $936 million related to the terminal (including breakwater) and proposed expansion project, including $298 million, $302 million and $273 million in 2007, 2006 and 2005, respectively.

Cameron LNG receipt terminal

Sempra LNG’s Cameron LNG receipt terminal is currently under construction in Hackberry, Louisiana. The estimated costs of this project, including capitalized interest, are approximately $800 million (excluding pre-expansion costs, which are $41 million to date). Construction is expected to be completed in late 2008, with capacity revenues starting in early 2009. Through December 31, 2007, Sempra LNG has made expenditures of $641 million related to the terminal and proposed expansion project, including $224 million, $279 million and $60 million in 2007, 2006 and 2005, respectively.

Additional information concerning Sempra LNG's projects is provided in "Factors Influencing Future Performance" below.

Sempra Pipelines & Storage

Sempra Pipelines & Storage, Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips are jointly pursuing through Rockies Express the development of a natural gas pipeline, the REX, that would link producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. The project cost is estimated to be $4.9 billion. A subsidiary of Sempra Global entered into an agreement with Rockies Express for 200 million cubic feet per day of capacity on the REX, which will have capacity of 1.8 Bcf per day.

In connection with financing received by Rockies Express in 2006, Sempra Pipelines & Storage and KMP were repaid their initial 2006 capital contributions. The company's 25-percent participation in the project required a contribution to the partnership of $100 million in 2007 and is expected to require cash outflows of approximately $150 million in 2008 and $300 million in 2009.

Liberty, as currently permitted, is a 17 Bcf salt-cavern natural gas storage facility located in Calcasieu Parish, Louisiana. The facility has been under construction by the company and its 25-percent partner, Proliance Transportation and Storage, LLC, and will be connected to the Cameron and Port Arthur Pipelines under development by Sempra Pipelines & Storage to connect area LNG regasification terminals to an interstate gas transmission system. The estimated project cost is approximately $250 million, of which $181 million has been expended through December 31, 2007. Pipeline and compressor systems are currently in operation and can provide transportation services. Liberty is expected to be able to provide 12 Bcf of storage beginning in the second quarter of 2008.

In 2006, the company acquired additional property with 11 Bcf of existing salt dome caverns and the capability to add significant additional capacity by mining new caverns. The newly purchased caverns would allow Liberty to be expanded to at least 28 Bcf of total capacity. Total project costs for Liberty and its expansion are expected to be approximately $450 million to $500 million.

Sempra Pipelines & Storage is currently expanding its existing pipelines in Baja California, Mexico, and adding a spur line to connect Sempra LNG’s Energía Costa Azul terminal to an existing Sempra Energy natural gas pipeline in Mexico with interconnections to the U.S. border. The estimated cost of this project is approximately $200 million. Expenditures were $204 million through December 31, 2007. The expansion is expected to be completed in early 2008, and commercial operation of the pipeline is expected to begin upon completion of Sempra LNG’s Energía Costa Azul terminal in the second quarter of 2008.

Additional information regarding Sempra Pipeline’s projects is provided in "Factors Influencing Future Performance" below.

Future Construction Expenditures and Investments

The company expects to make capital expenditures and investments of $2.1 billion in 2008. Significant capital expenditures and investments are expected to include $1.1 billion for Sempra Utility plant improvements and $1 billion of capital expenditures at its other subsidiaries, including the development of LNG facilities and natural gas pipelines. The $2.1 billion does not include the expected investment in RBS Sempra Commodities. These expenditures and investments are expected to be financed by cash flows from operations, cash on hand and security issuances.

Over the next five years, the company expects to make capital expenditures and investments of $7.1 billion at the Sempra Utilities, and $4.3 billion of capital expenditures at the other subsidiaries, including the development of LNG facilities and natural gas pipelines.

SDG&E has an application on file with the CPUC for the Sunrise Powerlink, a proposed new transmission power line between the San Diego region and the Imperial Valley of Southern California. The proposed line would be able to deliver 1,000 MW and is estimated to cost $1.2 billion. Additional information on the Sunrise Powerlink is provided in Note 14 of the Notes to Consolidated Financial Statements.

Capital expenditure amounts include capitalized interest and the portion of AFUDC (allowance for funds used during construction) related to debt, and exclude the portion of AFUDC related to equity. AFUDC is discussed in Note 1 of the Notes to Consolidated Financial Statements.

Construction, investment and financing programs are periodically reviewed and revised by the company in response to changes in regulation, economic conditions, competition, customer growth, inflation, customer rates, the cost of capital and environmental requirements, as discussed in Notes 14 and 16 of the Notes to Consolidated Financial Statements.

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

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided by (used in) financing activities totaled $(296) million, $(612) million and $1.0 billion for 2007, 2006 and 2005, respectively. Cash used in financing activities in 2007 decreased by $316 million (52%). The change was primarily due to an $812 million increase in short-term debt in 2007 compared to a $791 million decrease in 2006, offset by an $809 million increase in long-term debt payments, a $148 million decrease in issuances of long-term debt, a $148 million increase in common stock repurchases and an $83 million decrease due to proceeds in 2006 from the sale of the company’s interests in affordable-housing projects. The increase in short-term debt was primarily to fund the repayment of maturing long-term debt, and to a lesser extent, from increased borrowings at Sempra Commodities.

The 2006 change from 2005 was due to a $600 million issuance of common stock in 2005 in connection with the Equity Units' $600 million purchase contract settlement, a $791 million reduction in short-term debt in 2006 compared to $659 million of net borrowings in 2005 and a $210 million decrease in issuances of long-term debt in 2006, offset by the redemption of $200 million of mandatorily redeemable preferred securities in 2005, $266 million of higher payments on long-term debt in 2005 primarily from the retirement of El Dorado's project finance debt and an $88 million open-market repurchase of common stock in the first half of 2005. Further discussion of Equity Units is provided in Note 13 of the Notes to Consolidated Financial Statements. Additionally, in June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party subject to certain guarantees. Because of the guarantees, the $83 million of proceeds from the transaction was recorded as a financing rather than as a sale.

Long-Term Debt

During 2007, the company’s long-term debt decreased $646 million to $4.6 billion. At December 31, 2007, the company’s long-term debt had a weighted average life to maturity of 11.8 years and a weighted average interest rate of 5.47 percent. In 2007, the company repaid $1.1 billion and issued $404 million in long-term debt.

In September 2007, SDG&E publicly offered and sold $250 million of 6.125-percent first mortgage bonds, maturing in 2037. SDG&E’s variable interest entity, OMEC LLC, had construction loan borrowings of $63 million.

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

In June 2006, SDG&E publicly offered and sold $250 million of 6-percent first mortgage bonds, maturing in 2026.

In 2006, Sempra Pipelines & Storage incurred $128 million of long-term debt in order to reduce its property tax related to the Liberty facility in Calcasieu Parish, as discussed in Note 6 of the Notes to Consolidated Financial Statements. Related to the debt, Sempra Pipelines & Storage recorded bonds receivable for the same amount.

In November 2005, SDG&E and SoCalGas each publicly offered and sold $250 million of 5.30-percent and 5.75-percent, respectively, first mortgage bonds, maturing in 2015 and 2035, respectively.

In May 2005, SDG&E publicly offered and sold $250 million of 5.35-percent first mortgage bonds, maturing in 2035.

Payments on long-term debt in 2007 primarily consisted of $600 million of notes payable that matured in May 2007, $300 million of notes payable that were due in May 2008 but redeemed in August 2007 and $66 million, the remaining outstanding balance of SDG&E’s rate-reduction bonds.

Payments on long-term debt in 2006 primarily included $161 million of SDG&E's first mortgage bonds and $66 million of rate-reduction bonds. Also in 2006, Sempra Financial repaid $24 million of debt incurred to acquire limited partnership interests.

Payments on long-term debt in 2005 included $300 million of notes payable that matured in December 2005 and $66 million related to SDG&E's rate-reduction bonds. Also in 2005, Sempra Generation repaid

$122 million of debt assumed in its purchase of the remaining interest in El Dorado, and Sempra Financial repaid $28 million of debt incurred to acquire limited partnership interests.

Note 6 of the Notes to Consolidated Financial Statements provides information concerning lines of credit and further discussion of debt activity.

Capital Stock Transactions

During 2007, the company repurchased almost 3 million shares of common stock for $161 million in connection with the share repurchase program authorized in 2005, as discussed in Note 13 of the Notes to Consolidated Financial Statements. Cash provided by employee stock option exercises was $32 million, $79 million and $90 million in 2007, 2006 and 2005, respectively.

During 2005, 19.7 million shares of common stock were issued at $30.52 per share in settlement of the 2002 share purchase contracts included in the company's $600 million of Equity Units. Also during 2005, the company repurchased common stock for $95 million, including 2.3 million shares of common stock at a cost of $88 million in connection with the share repurchase program authorized in 2005.

Dividends

Dividends paid on common stock were $316 million in 2007, $283 million in 2006 and $268 million in 2005. The increases were primarily due to increases in the per-share quarterly dividend from $0.29 in 2005 to $0.30 in 2006 and $0.31 in 2007. In February 2008, the company’s board of directors approved an increase in quarterly dividends from $0.31 per share to $0.32 per share. Following the expected closing of the transaction with RBS, the company expects that its board of directors will increase the company’s quarterly common stock dividend to $0.35 per share ($1.40 annually) and target an annual dividend payment ratio of 35 percent to 40 percent of net income.

The payment and amount of future dividends are at the discretion of the company's board of directors. The CPUC's regulation of the Sempra Utilities' capital structure limits the amounts that are available for loans and dividends to the company from the Sempra Utilities. At December 31, 2007, SoCalGas and SDG&E could have provided a total (combined loans and dividends) of $30 million and $29 million, respectively, to Sempra Energy.

Capitalization

At December 31, 2007, total capitalization, including short-term debt and the current portion of long-term debt, was $14.3 billion. The debt-to-capitalization ratio was 39 percent at December 31, 2007. Significant changes affecting capitalization during 2007 included common stock issuances and repurchases, a net decrease in long-term debt, increases in short-term borrowings, an increase in minority interest, and comprehensive income exceeding dividends. Additional discussion related to the significant changes is provided in Notes 6 and 13 of the Notes to Consolidated Financial Statements and "Results of Operations" above.

Commitments

The following is a summary of the company's principal contractual commitments at December 31, 2007. Additional information concerning commitments is provided above and in Notes 2, 6, 9, 12 and 16 of the Notes to Consolidated Financial Statements.

(Dollars in millions)	2008	2009 and 2010	2011 and 2012	Thereafter	Total
Short-term debt	$1,064	$--	$--	$--	$1,064
Long-term debt	7	936	528	3,089	4,560
Interest on debt (1)	250	439	345	1,864	2,898
Due to unconsolidated affiliates	60	--	102	--	162
Preferred stock of subsidiaries subject to mandatory redemption	14	--	--	--	14
Operating leases	120	214	121	223	678
Litigation reserves	51	53	52	49	205
Purchased-power contracts	399	795	688	2,542	4,424
Natural gas contracts	1,486	1,304	444	236	3,470
LNG contract (2)	--	1,790	2,569	22,223	26,582
Construction commitments	275	8	1	--	284
SONGS decommissioning	10	1	--	400	411
Other asset retirement obligations	19	34	39	655	747
Pension and postretirement benefit obligations (3)	108	201	288	962	1,559
Environmental commitments	40	17	6	4	67
Other	9	28	7	9	53
Totals	$3,912	$5,820	$5,190	$32,256	$47,178

(1)

Expected interest payments were calculated using the stated interest rate for fixed rate obligations, including floating-to-fixed interest-rate swaps. Expected interest payments were calculated based on forward rates in effect at December 31, 2007 for variable rate obligations, including fixed-to-floating interest-rate swaps.

(2)

Sempra LNG has a purchase agreement with Tangguh PSC Contractors (Tangguh PSC) for the supply of 500 million cubic feet of natural gas per day from Indonesia’s Tangguh liquefaction facility to Sempra LNG’s Energía Costa Azul regasification terminal at a price based on the Southern California border index. The expected minimum payments under the contract are based on the Southern California border index price plus an estimated 1 percent escalation per year. Sempra LNG has a contract to sell a portion of the volumes purchased from Tangguh PSC to Mexico’s national electric company, Comisión Federal de Electricidad (CFE) at prices that are based on the Southern California border index for natural gas.

(3)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

The table excludes trading liabilities and commitments, which are primarily offset by trading assets; contracts between consolidated affiliates; intercompany debt; individual contracts that have annual cash requirements less than $1 million; and employment contracts. The table also excludes income tax liabilities of $105 million recorded in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48), because the company is unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. Additional information on FIN 48 is provided in Note 2 of the Notes to Consolidated Financial Statements.

Off Balance-Sheet Arrangements

The company has provided guarantees aggregating $686 million at December 31, 2007, to related parties, including the guarantee related to Rockies Express project financing discussed in Note 6.

Credit Ratings

Credit ratings of the company and its principal subsidiaries remained unchanged at investment grade levels in 2007. As of January 31, 2008, credit ratings for Sempra Energy and its principal subsidiaries were as follows:

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

As of January 31, 2008, the companies have a stable ratings outlook from all three credit rating agencies.

FACTORS INFLUENCING FUTURE PERFORMANCE

The Sempra Utilities' operations and Sempra Generation's long-term contracts generally provide relatively stable earnings and liquidity. However, for the next few years SDG&E is planning to reinvest its earnings in significant capital projects and is not expected to pay common dividends to Sempra Energy during that time. Also, Sempra Generation’s contract with the DWR, which provides a significant portion of Sempra Generation’s revenues, ends in late 2011. Due to the inability to forecast with certainty future electricity prices and the cost of natural gas, contracts entered into to replace this capacity may provide substantially lower revenue. Sempra LNG and Sempra Pipelines & Storage are expected to provide relatively stable earnings and liquidity upon the completion of their construction programs, but to require substantial funding during the construction period. Also, until firm supply or capacity contracts are in place and effective for Sempra LNG’s Cameron and Energía Costa Azul LNG regasification facilities, Sempra LNG will seek to obtain interim LNG supplies, which may result in greater variability in revenues and earnings.

Sempra Commodities experiences significant volatility in earnings and liquidity requirements. In July 2007, the company and RBS entered into an agreement to form a partnership, RBS Sempra Commodities, to purchase and operate the company's commodity-marketing businesses, which generally comprise the company’s Sempra Commodities segment. This transaction will eliminate the company’s requirements for trading guarantees and credit support for this business. The company expects somewhat lower earnings from the commodities business in the near term due to its reduced ownership after the formation of the partnership.

RBS Sempra Commodities has been formed as a United Kingdom limited liability partnership. Due to increased regulatory capital requirements for the partnership, Sempra Energy's expected equity investment in the partnership has increased from $1.3 billion - $1.5 billion to $1.6 billion - $1.7 billion. The partnership concurrently will purchase Sempra Energy’s commodity-marketing subsidiaries at a price (after deducting certain expenses to be paid by Sempra Energy in terminating pre-existing contractual arrangements) equal to their book value computed on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union.

RBS will provide any additional funding required for the ongoing operating expenses of the partnership’s businesses. RBS will also provide all growth capital, credit and liquidity for the partnership, replacing the trading guarantees and credit support currently maintained for these businesses by the company. RBS will terminate or replace Sempra Energy’s credit support arrangements for the commodity-marketing businesses acquired by RBS Sempra Commodities that are reasonably capable of being terminated or replaced. To the extent that Sempra Energy’s credit support arrangements have not been terminated or replaced, RBS will indemnify Sempra Energy for any claims or losses arising in connection with those arrangements.

Sempra Energy and RBS intend that RBS Sempra Commodities will distribute all of its net income on an annual basis, although the distributions are within the discretion of the board of directors of the partnership. Subject to certain limited exceptions, partnership pretax income, calculated in accordance with IFRS, will be allocated as follows:

•

Sempra Energy will receive a preferred 15-percent return on its adjusted equity capital;

•

RBS will receive a preferred 15-percent return on any capital in excess of capital attributable to Sempra Energy that is required by the U.K. Financial Services Authority to be maintained by RBS in respect of the operations of the partnership;

•

Sempra Energy will receive 70 percent of the next $500 million in pretax income, with RBS receiving the remaining 30 percent; and

•

Sempra Energy will receive 30 percent, and RBS 70 percent, of any remaining pretax income.

Any losses of the partnership would be shared equally between Sempra Energy and RBS.

After closing the transaction, the company will account for its investment in the partnership under the equity method, and the company's share of partnership earnings will be reported in the Sempra Commodities segment. In limited cases, earnings allocable to the partnership may be retained by the partnership to replenish capital depleted through losses.

Litigation

Note 16 of the Notes to Consolidated Financial Statements describes litigation, the ultimate resolution of which could have a material adverse effect on future performance.

Sempra Utilities

Notes 14 and 15 of the Notes to Consolidated Financial Statements describe electric and natural gas regulation and rates, and other pending proceedings and investigations.

Sempra Global

Investments

As discussed in "Cash Flows From Investing Activities," the company's investments will significantly impact the company's future performance. In addition to the discussion below, information regarding these investments is provided in "Capital Resources and Liquidity."

Sempra Pipelines & Storage

Rockies Express Pipeline

The Rockies Express project is comprised of three segments: the Entrega Pipeline, REX-West and REX-East. The Entrega Pipeline, which runs from the Meeker Hub in Colorado to Wamsutter, Wyoming, and connects Wamsutter to an interconnection with REX at the Cheyenne Hub in Colorado, was placed into service in February 2007. REX-West extends 713 miles from the Cheyenne Hub to Audrain County in Missouri, and began interim service in January 2008 with full service expected in March 2008. REX-East, which will run 638 miles from Missouri to Clarington, Ohio, is expected to begin interim service in December 2008 and full service in June 2009.

In February 2006, Rockies Express entered into an agreement with Overthrust Pipeline Company (Overthrust), a subsidiary of Questar Corp., for a long-term lease to provide REX with capacity for up to 1.5 Bcf per day on Overthrust's pipeline. The capacity lease effectively extends the REX to the Opal Hub in Wyoming.

Liberty Gas Storage

Liberty, as currently permitted, is a 17 Bcf salt-cavern natural gas storage facility located in Calcasieu Parish, Louisiana. The pipeline and compressor systems are currently in operation and can provide transportation services. Liberty is expected to be able to provide 12 Bcf of storage beginning in the second quarter of 2008.

In 2006, the company acquired additional property with 11 Bcf of existing salt dome caverns and the capability to add significant additional capacity by mining new caverns. The newly purchased caverns would allow Liberty to be expanded to at least 28 Bcf of total capacity. Total project costs for Liberty and its expansion are expected to be approximately $450 million to $500 million.

Luz del Sur

Sempra Pipelines & Storage owns a 38-percent interest in Luz del Sur, a Peruvian electric utility, as discussed in Note 4 of the Notes to Consolidated Financial Statements.  In December 2007, AEI purchased a 38-percent interest in Luz del Sur from Sempra Pipelines & Storage’s previous partner, PSEG Global.  As part of its acquisition from PSEG Global, AEI is required to launch a tender offer to the minority shareholders to purchase their shares at a price as determined by an independent appraiser.

The company expects to make an additional investment in Luz del Sur to maintain ownership of Luz del Sur equal to that of AEI.

Sempra LNG

Energía Costa Azul LNG Receipt Terminal

Sempra LNG’s Energía Costa Azul LNG receipt terminal, with a capacity of 1 Bcf per day, is currently under construction in Baja California, Mexico, and is expected to begin operations in the second quarter of 2008.

Upon commencement of operations, the facility will generate revenue under an agreement with Shell México Gas Natural, utilizing one-half of the terminal’s capacity. It is expected that LNG supplies will begin arriving in 2009 under a 20-year purchase and sale agreement with Tangguh PSC (discussed in "Commitments" above) that will fully utilize the remaining capacity. The company is negotiating for temporary supplies of LNG to utilize the available capacity until the Tangguh PSC supplies arrive.

In January 2005, Sempra LNG was awarded a 15-year natural gas supply contract by Mexico’s government-owned electric utility, the CFE. The contract revenue is estimated at $1.4 billion over its life and supports the CFE’s future energy needs in northern Baja California, including the Presidente Juarez power plant in Rosarito. The supply is expected to come from natural gas processed at the Energía Costa Azul terminal. Starting in 2008 and running through 2022, the agreement provides the CFE with an average of about 130 million cubic feet per day of natural gas.

Approvals from key governmental agencies have been received to expand the terminal capacity to 2.5 Bcf per day. The ultimate scope and timing of a proposed expansion project will depend on the outcome of negotiations for supply and/or terminal service agreements.

Cameron LNG Receipt Terminal

Sempra LNG’s Cameron LNG receipt terminal is currently under construction in Hackberry, Louisiana. Construction is expected to be completed in late 2008 with capacity revenues starting in early 2009. In January 2007, Sempra LNG received approval from the FERC for a possible expansion of the terminal’s production capacity to 2.65 Bcf per day of natural gas from 1.5 Bcf per day. The ultimate scope and timing of the expansion project will depend on the outcome of negotiations for supply and/or terminal service agreements.

In August 2005, Sempra LNG executed a terminal services agreement with ENI USA Gas Marketing LLC (ENI). The 20-year, full-service capacity agreement utilizes over 40 percent of the Cameron terminal and will generate revenue within 90 days upon commencement of operation.

In March 2006, Sempra LNG executed a terminal services agreement with Merrill Lynch Commodities Inc. (MLC) to bring natural gas to the U.S. Gulf Coast, conditioned on MLC’s obtaining a contract for the supply of LNG. The 20-year, full-service capacity agreement provides MLC the capability to process 500,000 MMBtu per day through the Cameron LNG receipt terminal. MLC may terminate the agreement at various dates upon payment of an increasing early termination fee which, while significant, would not be material to the company. Sempra LNG and MLC have amended various provisions since the original agreement was executed, including a recent extension of an interim early-termination date to March 31, 2008. The final date for early termination is June 30, 2008.

Port Arthur LNG Receipt Terminal

In June 2006, Sempra LNG received approval from the FERC to construct the Port Arthur LNG receipt terminal in Texas, which would be capable of processing up to 3 Bcf per day of natural gas. Construction of this facility has been delayed indefinitely until the company has obtained sufficient supply and capacity contracts for the terminal.

Sempra Generation

Sempra Generation is in the final development stages for construction of a proposed 600-MW natural gas-fired generation plant, Catoctin Power, in Adamstown, Maryland. The project has received the permits required for construction. Expenditures on this project have not been significant.

Other

As discussed in Note 8 of the Notes to Consolidated Financial Statements, income tax benefits from synthetic fuels credits were partially phased out in 2006. The partial phase-out extended into 2007, the last year of the program.

Market Risk

Market risk is the risk of erosion of the company's cash flows, net income, asset values and equity due to adverse changes in prices for various commodities, and in interest and foreign-currency rates.

The company has policies governing its market risk management and trading activities. As required by CPUC and FERC affiliate compliance rules, Sempra Energy and the Sempra Utilities maintain separate and independent risk management committees, organizations and processes for each of the Sempra Utilities and for all non-CPUC regulated affiliates to provide oversight of these activities. The committees, consisting of senior officers, establish policy for and oversee energy risk management activities and monitor the results of trading and other activities to ensure compliance with the company's stated energy risk management and trading policies. This includes monitoring daily, detailed information regarding market positions that create credit, liquidity and market risk. Independently from the company’s energy procurement departments, the respective oversight organizations and committees separately monitor energy price risk management and measure and report the credit, liquidity and market risk associated with these positions.

Along with other tools, the company uses Value at Risk (VaR) to measure daily its exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. The company has adopted the variance/covariance methodology in its calculation of VaR, and uses both the 95-percent and 99-percent confidence intervals. VaR is calculated independently by the respective risk management oversight organizations. Historical and implied volatilities and correlations between instruments and positions are used in the calculation.

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

Following is a summary of Sempra Commodities' trading VaR profile (using a one-day holding period, at the two confidence levels) in millions of dollars:

	95%		99%
December 31, 2007	$10.3		$14.5
2007 range	$6.1	to $ 32.1	$8.6	to $ 45.2
December 31, 2006	$13.4		$18.8
2006 range	$5.5	to $ 37.7	$7.8	to $ 53.1

Revenue recognition is discussed in Notes 1 and 11 of the Notes to Consolidated Financial Statements and the additional market-risk information regarding derivative instruments is discussed in Note 11 of the Notes to Consolidated Financial Statements.

The following discussion of the company's primary market-risk exposures as of December 31, 2007 includes a discussion of how these exposures are managed.

Commodity Price Risk

Market risk related to physical commodities is created by volatility in the prices and basis of certain commodities. The company's market risk is impacted by changes in volatility and liquidity in the markets in which these commodities or related financial instruments are traded. The company's various subsidiaries are exposed, in varying degrees, to price risk, primarily in the petroleum, metals, natural gas and electricity markets. The company's policy is to manage this risk within a framework that considers the unique markets and operating and regulatory environments of each subsidiary.

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

Sempra Utilities

The Sempra Utilities’ market-risk exposure is limited due to CPUC-authorized rate recovery of the costs of commodity purchase, intrastate transportation and storage activity. However, the Sempra Utilities may, at times, be exposed to market risk as a result of SDG&E's natural gas PBR and electric procurement activities or SoCalGas' GCIM, which are discussed in Note 15 of the Notes to Consolidated Financial Statements. If commodity prices were to rise too rapidly, it is likely that volumes would decline. This would increase the per-unit fixed costs, which could lead to further volume declines. The Sempra Utilities manage their risk within the parameters of their market risk management framework. As of December 31, 2007, the total VaR of the Sempra Utilities' natural gas and electric positions was not material, and the procurement activities were in compliance with the procurement plans filed with and approved by the CPUC.

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

At December 31, 2007, after the effects of interest-rate swaps, the Sempra Utilities had $2.7 billion of fixed-rate, long-term debt and $418 million of variable-rate, long-term debt. Interest on fixed-rate utility debt is fully recovered in rates on a historical cost basis and interest on variable-rate debt is provided for in rates on a forecasted basis. At December 31, 2007, utility fixed-rate, long-term debt, after the effects of interest-rate swaps, had a one-year VaR of $480 million and utility variable-rate, long-term debt, after the effects of interest-rate swaps, had a one-year VaR of $9 million. Non-utility long-term debt (fixed-rate and variable-rate) subject to VaR modeling totaled $1.5 billion at December 31, 2007, with a one-year VaR of $130 million, after the effects of interest-rate swaps.

At December 31, 2007, the total notional amount of interest-rate swap transactions ranges from $1.9 billion to $2.2 billion (ranges relate to amortizing notional amounts). Note 11 of the Notes to Consolidated Financial Statements provides further information regarding interest-rate swap transactions.

In addition, the company is subject to the effect of interest-rate fluctuations on the assets of its pension plans, other postretirement benefit plans and the nuclear decommissioning trusts. However, the effects of these fluctuations, as they relate to the Sempra Utilities, are expected to be passed on to customers.

Credit Risk

Credit risk is the risk of loss that would be incurred as a result of nonperformance by counterparties of their contractual obligations. As with market risk, the company has policies governing the management of credit risk that are administered by the respective credit departments for each of the Sempra Utilities and for all non-CPUC regulated affiliates and overseen by their separate risk management committees. Using rigorous models, this oversight includes calculating current and potential credit risk on a daily basis and monitoring actual balances in comparison to approved limits. The company avoids concentration of counterparties whenever possible, and management believes its credit policies significantly reduce overall credit risk. These policies include an evaluation of prospective counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances, the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty, and other security such as lock-box liens and downgrade triggers. At December 31, 2007, Sempra Commodities' 20 largest customers had balances totaling $1.13 billion, of which $734 million corresponds to investment-grade customers, with individual customers varying from $212 million to $26 million. The company believes that adequate reserves have been provided for counterparty nonperformance.

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

Foreign Currency Rate Risk

The company has investments in entities whose functional currency is not the U.S. dollar, exposing the company to foreign exchange movements, primarily in Latin American currencies. As a result of the devaluation of the Argentine peso that began at the end of 2001, Sempra Pipelines & Storage has reduced the carrying value of its Argentine investments downward by a cumulative total of $204 million as of December 31, 2007. These noncash adjustments continue to occur based on fluctuations in the Argentine peso and they generally do not affect net income, but affect other comprehensive income and accumulated other comprehensive income (loss). However, in 2006, the impairment of these investments reflected the cumulative effect of currency translation adjustments. Further discussion is provided in Note 4 of the Notes to Consolidated Financial Statements.

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

Because the company does not hedge its net investment in foreign countries, it is susceptible to volatility in other comprehensive income caused by exchange-rate fluctuations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND KEY NONCASH PERFORMANCE INDICATORS

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

Contingencies

SFAS 5, Accounting for Contingencies, establishes the amounts and timing of when the company provides for contingent losses. The company continuously assesses potential loss contingencies for litigation claims, environmental remediation and other events.

The company accrues losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, the loss is accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain future events, and (2) the amounts of the loss can be reasonably estimated. SFAS 5 does not permit the accrual of contingencies that might result in gains.

Details of the company's issues in this area are discussed in Note 16 of the Notes to Consolidated Financial Statements.

Regulatory Accounting

SFAS 71, Accounting for the Effects of Certain Types of Regulation, has a significant effect on the way the Sempra Utilities record assets and liabilities, and the related revenues and expenses that would not be recorded absent the principles contained in SFAS 71.

The Sempra Utilities record a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. Similarly, regulatory liabilities are recorded for amounts recovered in rates in advance of the expenditure. The Sempra Utilities review probabilities associated with regulatory balances whenever new events occur, such as changes in the regulatory environment or the utility's competitive position, issuance of a regulatory commission order or passage of new legislation. To the extent that circumstances associated with regulatory balances change, the regulatory balances could be adjusted.

Details of the Sempra Utilities' regulatory assets and liabilities are discussed in Note 1 of the Notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Income Taxes
SFAS 109, Accounting for Income Taxes, governs the way the company provides for income taxes.

The company's income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. The anticipated resolution of income-tax issues considers past resolutions of the same or similar issue, the status of any income-tax examination in progress and positions taken by taxing authorities with other taxpayers with similar issues. The likelihood of deferred tax recovery is based on analyses of the deferred tax assets and the company's expectation of future taxable income, based on its strategic planning.

Actual income taxes could vary from estimated amounts due to the future impacts of various items including changes in tax laws, the company's financial condition in future periods, and the resolution of various income tax issues between the company and the various taxing authorities. Details of the company's issues in this area are discussed in Note 8 of the Notes to Consolidated Financial Statements.

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 addresses how an entity should recognize, measure, classify and disclose in its financial statements uncertain tax positions that it has taken or expects to take in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

For a position to qualify for benefit recognition under FIN 48, the position must have at least a "more likely than not" chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term "more likely than not" means a likelihood of more than 50 percent. If the company does not have a more likely than not position with respect to a tax position, then the company may not recognize any of the potential tax benefit associated with the position. A tax position that meets the "more likely than not" recognition shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the effective resolution of the tax position.

Unrecognized tax benefits involve management judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect the company’s results of operations, financial position and cash flows.

Additional information related to accounting for uncertainty in income taxes is discussed in Note 2 of the Notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Fair Value Measurements

SFAS 157, Fair Value Measurements, was adopted by the company in the first quarter of 2007. SFAS 157 defines fair value, establishes criteria to be considered when measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not expand the use of fair value accounting in any new circumstances.

Under Emerging Issues Task Force (EITF) Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3), the transaction price presumption prohibited recognition of a trading profit at inception of a derivative unless the positive fair value of that derivative was substantially based on quoted prices or a valuation process incorporating observable inputs. For transactions that did not meet this criterion at inception, trading profits that had been deferred were recognized in the period that inputs to value the derivative became observable or when the contract performed. SFAS 157 nullified this portion of EITF 02-3.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under SFAS 157, the company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities carried at fair value. The company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The company is able to classify fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

The company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Also, for trading contracts, the time between inception and performance of the contract may affect the fair value. The determination of fair value may, therefore, affect the timing of recognition of revenues and net income.

As a result of adopting SFAS 157, the transition adjustment to beginning retained earnings was a gain of $12 million, net of income tax. Additional information relating to fair value measurement is discussed in Notes 2 and 11 of the Notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Fair Value Measurements (continued)

SFAS 157 also: (1) establishes that fair value is based on a hierarchy of inputs into the valuation process (as described in Note 11 of the Notes to Consolidated Financial Statements), (2) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value, (3) precludes the use of a liquidity or blockage factor discount when measuring instruments traded in an actively quoted market at fair value, and (4) requires costs related to acquiring instruments carried at fair value to be recognized as expense when incurred.

The following assets and liabilities are recorded at fair value on a recurring basis as of December 31, 2007: (1) derivatives, (2) certain inventories that are the hedged item in a fair value hedge, (3) certain trust assets, and (4) marketable securities.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as OTC forwards, options and repurchase agreements.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value from the perspective of a market participant. Level 3 instruments include those that may be more structured or otherwise tailored to customers’ needs. At each balance sheet date, the company performs an analysis of all instruments subject to SFAS 157 and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Derivatives
SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and related EITF Issues govern the accounting requirements for derivatives.

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

The application of hedge accounting to certain derivatives and the normal purchase or sale election is made on a contract-by-contract basis. Utilizing hedge accounting or the normal purchase or sale election in a different manner could materially impact reported results of operations. The effects of derivatives' accounting have a significant impact on the balance sheet of Sempra Commodities and the Sempra Utilities but have no significant effect on the Sempra Utilities' results of operations because of the principles contained in SFAS 71 and the application of the normal purchase or sale election. Details of the company's financial instruments are discussed in Note 11 of the Notes to Consolidated Financial Statements.

Impairments of Long-Lived Assets

SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that long-lived assets be evaluated as necessary for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable or the assets meet the held-for-sale criteria under SFAS 144.

Whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable, the company applies SFAS 157 to estimate the fair value of its long-lived assets and may consider data from multiple market participants and multiple valuation methods. Judgment is exercised to estimate the future cash flows and the useful lives of long-lived assets and to determine management's intent to use the assets. Management's intent to use or dispose of assets is subject to re-evaluation and can change over time.

In connection with the evaluation of long-lived assets in accordance with the requirements of SFAS 144, the fair value of the asset can vary if different estimates and assumptions are used in the applied valuation techniques. Discussion of impairment of long-lived assets is included in Note 1 of the Notes to Consolidated Financial Statements. In addition, details of the company's impairment loss relating to Bangor Gas and Frontier Energy are discussed in Note 5 of the Notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Impairments of Equity Method Investments

Under Accounting Principles Board Opinion (APBO) 18, The Equity Method of Accounting for Investments in Common Stock, investments are generally accounted for under the equity method when the company has an ownership interest of 20 to 50 percent. For the investments the company accounts for under the equity method of accounting, the premium or excess cost over underlying fair value of net assets is referred to as equity method goodwill. In accordance with APBO 18, as amended by SFAS 142, Goodwill and Other Intangible Assets, equity method goodwill is not subject to amortization but rather to impairment testing, as is the equity method investment overall.

The company considers whether the fair value of each equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. Therefore, in addition to the annual impairment test of goodwill, the company re-evaluates the amount at which the company carries the excess of cost over fair value of net assets accounted for under the equity method. Unamortized goodwill related to unconsolidated subsidiaries is discussed in Note 1 of the Notes to Consolidated Financial Statements.

When calculating estimates of fair or realizable values, the company considers whether it intends to sell the investment or continue to hold it. For certain investments that will be held, critical assumptions include the availability and costs of natural gas, competing fuels (primarily propane) and electricity.

Sempra Pipelines & Storage owns non-controlling interests in two Argentine natural gas distribution companies. In view of continuing disputes with the Argentine government, the company decided to sell its investments in these companies in December 2006. The company recorded a noncash impairment charge to net income of $221 million in the fourth quarter of 2006.

The company estimated the fair value of its Argentine investments using primarily an income-based valuation approach, including risk assumptions for similar investments. The risk assumptions applied by other market participants to value the investments could vary significantly, which could result in a different impairment charge, and ultimately additional loss or gain upon sale. Further details are discussed in Note 4 of the Notes to Consolidated Financial Statements.

Description	Assumptions & Approach Utilized	Effect if Different Assumptions Used

Defined Benefit Plans

The company has funded and unfunded noncontributory defined benefit plans that together cover substantially all of its employees. The company also has other postretirement benefit plans covering substantially all of its employees. The company accounts for its pension and other postretirement benefit plans under SFAS 87, Employers' Accounting for Pensions, and SFAS 106, Employers' Accounting for Postretirement Benefits Other than Pensions, respectively, and under SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).

The measurement of the company's pension and postretirement obligations, costs and liabilities is dependent on a variety of assumptions used by the company. The critical assumptions used in developing the required estimates include the following key factors: discount rate, expected return on plan assets, health-care cost trend rates, mortality rates, rate of compensation increases and payout elections (lump sum or annuity). These assumptions are reviewed on an annual basis prior to the beginning of each year and updated when appropriate. The company considers current market conditions, including interest rates, in making these assumptions.

The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter participant life spans, or more or fewer lump sum versus annuity payout elections made by plan participants. These differences, other than as related to the Sempra Utilities plans, where rate recovery offsets any effects of the assumptions on net income, may result in a significant impact to the amount of pension and postretirement benefit expense recorded. For the remaining plans, the approximate annual effect on net income of a 0.25 percent point increase or decrease in the assumed discount rate or the assumed rate of return on plan assets would be less than $1 million in each case.

The health-care cost trend rate is 9.48 percent for 2007. Increasing the health-care cost trend rate by one percentage point would increase the accumulated obligation for postretirement benefit plans by $93 million and total service and interest cost by $11 million. Decreasing the health-care cost trend rate by one percentage point would decrease the accumulated obligation by $77 million and total service and interest cost by $9 million.

Additional discussion of pension plan assumptions is included in Note 9 of the Notes to Consolidated Financial Statements.

Choices among alternative accounting policies that are material to the company's financial statements and information concerning significant estimates have been discussed with the audit committee of the board of directors.

Key noncash performance indicators for the company's subsidiaries include number of customers and natural gas volumes and electricity sold for the Sempra Utilities, and plant availability factors at Sempra Generation's generating plants. For competitive reasons, Sempra Generation does not disclose its plant availability factors. The Sempra Utilities information is provided in "Overview" and "Results of Operations." Sempra Commodities does not use noncash performance factors. Its key indicators are profit margins by product line and by geographic area. The table under "Business Unit Results– Sempra Commodities" provides this information for Sempra Commodities. As of December 31, 2007, Sempra Pipelines & Storage's only consolidated operations are in Mexico. The natural gas distribution utility that operates in three separate areas in Mexico had a customer count of 95,600 and sales volume of 51 million cubic feet per day in 2007, which is comparable to amounts in 2006. The pipeline system in Mexico had contracted capacity of 450 million cubic feet per day in 2007 and 2006.

NEW ACCOUNTING STANDARDS

Relevant pronouncements that have recently become effective and have had or may have a significant effect on the company's financial statements are described in Note 2 of the Notes to Consolidated Financial Statements.

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

Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others, local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission, the Federal Reserve Board, the U.K. Financial Services Authority and other regulatory bodies in the United States and other countries; capital markets conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. Readers are cautioned not to rely unduly on any forward-looking statements and are urged to review and consider carefully the risks, uncertainties and other factors which affect the company's business described in this report and other reports filed by the company from time to time with the Securities and Exchange Commission.

QUARTERLY COMMON STOCK DATA

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007
Market price
High	$63.03	$66.38	$62.25	$64.21
Low	$54.73	$57.04	$50.95	$57.62

2006
Market price
High	$49.54	$47.29	$50.91	$57.35
Low	$44.66	$42.90	$44.42	$50.19
Dividends declared were $0.31 and $0.30 per share in each quarter in 2007 and 2006, respectively.

PERFORMANCE GRAPH -- COMPARATIVE TOTAL SHAREHOLDER RETURNS

The following graph compares the percentage change in the cumulative total shareholder return on the company's common stock for the five-year period ending December 31, 2007, with the performance over the same period of the Standard & Poor's 500 Index and the Standard & Poor's Utilities Index.

These returns were calculated assuming an initial investment of $100 in the company's common stock, the S&P 500 Index and the S&P Utilities Index on December 31, 2002, and the reinvestment of all dividends.

FIVE-YEAR SUMMARY

(In millions, except per share amounts)	At December 31 or for the years then ended
	2007	2006	2005	2004		2003
Operating revenues
Sempra Utilities:
Natural gas	$4,869	$4,763	$5,253	$4,537		$4,005
Electric	2,184	2,136	1,789	1,658		1,786
Sempra Global and parent	4,385	4,862	4,470	3,039		1,906
Total operating revenues	$11,438	$11,761	$11,512	$9,234		$7,697
Operating income	$1,679	$1,785	$1,089	$1,272		$1,012

Income from continuing operations before cumulative effect of changes in accounting principles	$1,125	$1,091	$913	$915		$745
Net income	$1,099	$1,406	$920	$895		$649

Income per common share from continuing operations before cumulative effect of changes in accounting principles:
Basic	$4.34	$4.25	$3.71	$4.01		$3.53
Diluted	$4.26	$4.17	$3.62	$3.92		$3.48
Net income per common share:
Basic	$4.24	$5.48	$3.74	$3.92		$3.07
Diluted	$4.16	$5.38	$3.65	$3.83		$3.03

Dividends declared per common share	$1.24	$1.20	$1.16	$1.00		$1.00
Return on common equity	13.9%	20.6%	16.7%	20.5%		19.3%
Effective income tax rate	34%	33%	4%	18%		9%
Price range of common shares	$66.38-	$57.35-	$47.86-	$37.93-		$30.90-
	50.95	42.90	35.53	29.51		22.25
Weighted average rate base:
SoCalGas	$2,642	$2,477	$2,386	$2,351		$2,268
SDG&E	$3,846	$3,474	$2,902	$2,755		$2,619

AT DECEMBER 31
Current assets	$11,338	$12,016	$13,827	$9,306		$8,310
Total assets	$30,091	$28,949	$29,246	$23,847		$22,053
Current liabilities	$10,394	$10,349	$12,253	$9,183		$8,662
Long-term debt (excludes current portion)	$4,553	$4,525	$4,815	$4,182		$3,828
Trust preferred securities	$--	$--	$--	$200	*	$200
Shareholders’ equity	$8,339	$7,511	$6,160	$4,865		$3,890
Common shares outstanding	261.2	262.0	257.2	234.2		226.6
Book value per share	$31.93	$28.67	$23.95	$20.77		$17.17
* The company redeemed these securities in February 2005.

Note 5 of the Notes to Consolidated Financial Statements discusses discontinued operations. Note 16 of the Notes to Consolidated Financial Statements discusses litigation and other contingencies.

In 2003, the company recorded a $46 million decrease to net income from the cumulative effect of changes in accounting principles. The $46 million included $29 million from the initial effect of the rescission of Emerging Issues Task Force Issue 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities and $17 million from the consolidation of two variable interest entities pursuant to FIN 46, Consolidation of Variable Interest Entities - an interpretation of Accounting Research Bulletin No. 51.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Company management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of company management, including the principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the company's evaluation under the framework in Internal Control -- Integrated Framework, management concluded that the company's internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the company’s internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche LLP, as stated in their report, which is included in Item 8.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the internal control over financial reporting of Sempra Energy and subsidiaries (the "Company") as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 25, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of two new accounting standards in 2007.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related statements of consolidated income, comprehensive income and changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements, effective January 1, 2007 and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, effective January 1, 2007. As discussed in Note 9 to the consolidated financial statements, the Company adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2008

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED INCOME
	Years ended December 31,
(Dollars in millions, except per share amounts)	2007	2006	2005
OPERATING REVENUES
Sempra Utilities	$7,053	$6,899	$7,042
Sempra Global and parent	4,385	4,862	4,470
Total operating revenues	11,438	11,761	11,512

OPERATING EXPENSES
Sempra Utilities:
Cost of natural gas	2,763	2,756	3,232
Cost of electric fuel and purchased power	699	721	624
Sempra Global and parent:
Cost of natural gas, electric fuel and purchased power	1,302	1,221	1,321
Other cost of sales	988	1,468	1,267
Litigation expense	73	56	551
Other operating expenses	2,954	2,814	2,583
Depreciation and amortization	686	657	626
Franchise fees and other taxes	295	275	246
Gains on sale of assets, net	(6)	(1)	(112)
Impairment losses	5	9	85
Total operating expenses	9,759	9,976	10,423
Operating income	1,679	1,785	1,089
Other income, net	81	381	51
Interest income	72	109	72
Interest expense	(272)	(351)	(310)
Preferred dividends of subsidiaries	(10)	(10)	(10)
Income from continuing operations before income taxes and equity in earnings (losses) of certain unconsolidated subsidiaries	1,550	1,914	892
Income tax expense	524	641	34
Equity in earnings (losses) of certain unconsolidated subsidiaries	99	(182)	55
Income from continuing operations	1,125	1,091	913
Discontinued operations, net of income tax	(26)	315	7
Net income	$1,099	$1,406	$920

Basic earnings per share:
Income from continuing operations	$4.34	$4.25	$3.71
Discontinued operations, net of income tax	(0.10)	1.23	0.03
Net income	$4.24	$5.48	$3.74
Weighted-average number of shares outstanding (thousands)	259,269	256,477	245,906

Diluted earnings per share:
Income from continuing operations	$4.26	$4.17	$3.62
Discontinued operations, net of income tax	(0.10)	1.21	0.03
Net income	$4.16	$5.38	$3.65
Weighted-average number of shares outstanding (thousands)	264,004	261,368	252,088

Dividends declared per share of common stock	$1.24	$1.20	$1.16

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31, 2007	December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$668	$920
Restricted cash	1	4
Trade accounts receivable, net	960	938
Other accounts and notes receivable, net	114	97
Income taxes receivable	99	--
Deferred income taxes	247	270
Interest receivable	4	40
Trading-related receivables and deposits, net	2,887	3,047
Derivative trading instruments	3,367	4,068
Commodities owned	2,231	1,845
Inventories	224	215
Regulatory assets	106	193
Other	430	317
Current assets of continuing operations	11,338	11,954
Current assets of discontinued operations	--	62
Total current assets	11,338	12,016

Investments and other assets:
Regulatory assets arising from fixed-price contracts and other derivatives	309	353
Regulatory assets arising from pension and other
postretirement benefit obligations	162	356
Other regulatory assets	460	472
Nuclear decommissioning trusts	739	702
Investments	1,243	1,086
Sundry	956	789
Total investments and other assets	3,869	3,758

Property, plant and equipment:
Property, plant and equipment	20,917	18,916
Less accumulated depreciation and amortization	(6,033)	(5,741)
Property, plant and equipment, net	14,884	13,175
Total assets	$30,091	$28,949

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	December 31, 2007	December 31, 2006

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt	$1,064	$252
Accounts payable - trade	1,374	1,432
Accounts payable - other	189	155
Due to unconsolidated affiliate	60	--
Income taxes payable	--	9
Trading-related payables	3,328	3,211
Derivative trading instruments	1,974	2,304
Commodities sold with agreement to repurchase	500	537
Dividends and interest payable	145	145
Regulatory balancing accounts, net	481	332
Fixed-price contracts and other derivatives	62	87
Current portion of long-term debt	7	681
Other	1,210	1,197
Current liabilities of continuing operations	10,394	10,342
Current liabilities of discontinued operations	--	7
Total current liabilities	10,394	10,349

Long-term debt	4,553	4,525

Deferred credits and other liabilities:
Due to unconsolidated affiliate	102	162
Customer advances for construction	153	126
Pension and other postretirement benefit obligations, net of plan assets	434	609
Deferred income taxes	531	412
Deferred investment tax credits	61	67
Regulatory liabilities arising from removal obligations	2,522	2,330
Asset retirement obligations	1,129	1,128
Other regulatory liabilities	265	221
Fixed-price contracts and other derivatives	332	358
Deferred credits and other	949	961
Total deferred credits and other liabilities	6,478	6,374

Preferred stock of subsidiaries	179	179

Minority interests	148	11

Commitments and contingencies (Note 16)

Shareholders' equity:
Preferred stock (50 million shares authorized; none issued)	--	--
Common stock (750 million shares authorized;
261 million and 262 million shares outstanding at
December 31, 2007 and December 31, 2006, respectively; no par value)	3,198	3,245
Retained earnings	5,464	4,681
Deferred compensation	(22)	(25)
Accumulated other comprehensive income (loss)	(301)	(390)
Total shareholders' equity	8,339	7,511
Total liabilities and shareholders' equity	$30,091	$28,949

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years ended December 31,
(Dollars in millions)	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,099	$1,406	$920
Adjustments to reconcile net income to net cash provided by operating activities:
Discontinued operations	26	(315)	(7)
Depreciation and amortization	686	657	626
Gains on sale of assets, net	(6)	(1)	(112)
Impairment losses	5	9	85
Deferred income taxes and investment tax credits	149	77	(298)
Noncash rate-reduction bond expense	55	60	68
Equity in income of unconsolidated subsidiaries	(90)	(156)	(66)
Other	41	38	(6)
Quasi-reorganization resolution	--	12	--
Net changes in other working capital components	25	(183)	(1,196)
Changes in other assets	22	20	21
Changes in other liabilities	79	42	458
Net cash provided by continuing operations	2,091	1,666	493
Net cash provided by (used in) discontinued operations	(3)	(37)	31
Net cash provided by operating activities	2,088	1,629	524

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,011)	(1,907)	(1,377)
Proceeds from sale of assets from continuing operations	103	40	277
Expenditures for investments and acquisition of subsidiary, net of cash acquired	(121)	(257)	(86)
Distributions from investments	18	104	--
Purchases of nuclear decommissioning and other trust assets	(646)	(546)	(299)
Proceeds from sales by nuclear decommissioning
and other trusts	613	503	262
Dividends received from unconsolidated affiliates	--	431	73
Other	(29)	(27)	(12)
Net cash used in continuing operations	(2,073)	(1,659)	(1,162)
Net cash provided by (used in) discontinued operations	--	793	(25)
Net cash used in investing activities	(2,073)	(866)	(1,187)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(316)	(283)	(268)
Issuances of common stock	40	97	694
Repurchases of common stock	(185)	(37)	(95)
Issuances of long-term debt	404	552	762
Payments on long-term debt	(1,072)	(263)	(529)
Redemption of mandatorily redeemable preferred securities	--	--	(200)
Increase (decrease) in short-term debt, net	812	(791)	659
Financing transaction related to Sempra Financial	--	83	--
Other	21	28	(6)
Net cash provided by (used in) continuing operations	(296)	(614)	1,017
Net cash provided by discontinued operations	--	2	--
Net cash provided by (used in) financing activities	(296)	(612)	1,017

Increase (decrease) in cash and cash equivalents	(281)	151	354
Cash and cash equivalents, January 1	920	769	415
Cash assumed in connection with FIN 46(R) initial consolidation	29	--	--
Cash and cash equivalents, December 31	$668	$920	$769

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Years ended December 31,
(Dollars in millions)	2007	2006	2005

CHANGES IN OTHER WORKING CAPITAL
COMPONENTS
(Excluding cash and cash equivalents, and debt due within one year)
Accounts and notes receivable	$(63)	$94	$(79)
Net trading assets	303	(543)	(1,105)
Income taxes, net	(73)	(51)	(76)
Inventories	(9)	(3)	(38)
Regulatory balancing accounts	120	170	(321)
Regulatory assets and liabilities	--	4	(4)
Other current assets	(109)	(2)	(42)
Accounts payable	(82)	227	280
Other current liabilities	(62)	(79)	189
Net changes in other working capital components	$25	$(183)	$(1,196)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Interest payments, net of amounts capitalized	$380	$337	$294

Income tax payments, net of refunds	$443	$601	$429

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
ACTIVITIES
Acquisition of subsidiary:
Assets acquired	$--	$--	$132
Cash paid, net of cash acquired	--	--	(70)
Liabilities assumed	$--	$--	$62

Increase (decrease) in accounts payable from
investments in property, plant and equipment	$81	$(43)	$45

Fair value of stock received for services rendered	$32	$--	$--

Fair value of stock received for sale of investments	$26	$--	$--

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN
SHAREHOLDERS' EQUITY
Years ended December 31, 2007, 2006 and 2005

(Dollars in millions)	Comprehensive Income	Common Stock	Retained Earnings	Deferred Compensation Relating to ESOP	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2004		$ 2,301	$ 2,961	$ (32)	$ (365)	$ 4,865
Net income	$ 920		920			920
Comprehensive income adjustments:
Foreign currency translation adjustments	30				30	30
Available-for-sale securities	(4)				(4)	(4)
Financial instruments	(19)				(19)	(19)
Comprehensive income	$ 927
Common stock dividends declared			(293)			(293)
Issuance of common stock		720				720
Tax benefit related to employee stock options		26				26
Repurchase of common stock		(95)				(95)
Common stock released from ESOP		6		4		10
Balance at December 31, 2005		2,958	3,588	(28)	(358)	6,160
Net income	$ 1,406		1,406			1,406
Comprehensive income adjustments:
Foreign currency translation adjustments	(12)				(12)	(12)
Available-for-sale securities	18				18	18
Pension adjustment	(7)				(7)	(7)
Financial instruments	8				8	8
Comprehensive income	$ 1,413
Adoption of FASB Statement No. 158					(39)	(39)
Adoption of FASB Statement No. 123(R)		96				96
Common stock dividends declared			(313)			(313)
Quasi-reorganization adjustment		13				13
Issuance of common stock		175				175
Tax benefit related to employee stock options		32				32
Repurchase of common stock		(37)				(37)
Common stock released from ESOP		8		3		11
Balance at December 31, 2006		3,245	4,681	(25)	(390)	7,511
Adoption of FASB Statement No. 157			12			12
Adoption of FIN 48			(2)			(2)
Net income	$ 1,099		1,099			1,099
Comprehensive income adjustments:
Foreign currency translation adjustments	38				38	38
Available-for-sale securities	10				10	10
Pension and other post retirement benefits	15				15	15
Financial instruments	26				26	26
Comprehensive income	$ 1,188
Share-based compensation expense		43				43
Common stock dividends declared			(326)			(326)
Quasi-reorganization adjustment		(2)				(2)
Issuance of common stock		62				62
Tax benefit related to employee stock options		26				26
Repurchase of common stock		(185)				(185)
Common stock released from ESOP		9		3		12
Balance at December 31, 2007		$ 3,198	$ 5,464	$ (22)	$ (301)	$ 8,339

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL DATA

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Sempra Energy (the company), a California-based Fortune 500 holding company, its consolidated subsidiaries, and a variable interest entity of which it is the primary beneficiary. Sempra Energy’s principal subsidiaries are San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas) (collectively referred to herein as the Sempra Utilities) and Sempra Global, which is the holding company for Sempra Commodities, Sempra Generation, Sempra Pipelines & Storage, Sempra LNG and other, smaller businesses. Investments in affiliated companies over which Sempra Energy has the ability to exercise significant influence, but not control, are accounted for using the equity method. Further discussion of investments in unconsolidated subsidiaries is provided in Note 4. All material intercompany accounts and transactions have been eliminated.

Quasi-Reorganization

In 1993, Pacific Enterprises (PE), the holding company of SoCalGas, effected a quasi-reorganization for financial reporting purposes as of December 31, 1992. Certain of the liabilities established in connection with the quasi-reorganization were favorably resolved in 2006, resulting in increases in common equity. Cash received in 2006 from the resolution of an insurance claim related to quasi-reorganization issues was reported in Quasi-Reorganization Resolution on the Statements of Consolidated Cash Flows. An adjustment to the liabilities in 2007 resulted in a decrease to equity. The remaining liabilities of $16 million will be resolved in future years, and management believes the provisions established for these matters are adequate.

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

Regulatory Matters

Effects of Regulation

The accounting policies of the company's principal regulated utility subsidiaries, SDG&E and SoCalGas, conform with GAAP for regulated enterprises and reflect the policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

The Sempra Utilities prepare their financial statements in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71), under which a regulated utility records a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. To the extent that recovery is no longer probable as a result of changes in regulation or the utility's competitive position, the related regulatory assets would be written off. Regulatory liabilities represent reductions in future rates for amounts due to customers. Information concerning regulatory assets and liabilities is provided below in "Revenues," "Regulatory Balancing Accounts" and "Regulatory Assets and Liabilities."

Regulatory Balancing Accounts

The amounts included in regulatory balancing accounts at December 31, 2007, represent net payables (payables net of receivables) of $183 million and $298 million for SoCalGas and SDG&E, respectively. The corresponding amounts at December 31, 2006 were net payables of $167 million and $165 million, respectively. These amounts are returned to customers through the reduction of future rates.

Except for certain costs subject to balancing account treatment, fluctuations in most operating and maintenance accounts from forecasted amounts approved by the CPUC in establishing rates affect utility earnings. Balancing accounts provide a mechanism for charging utility customers, over time, the amount actually incurred for certain costs, primarily commodity costs. The CPUC has also approved balancing account treatment for variances between forecast and actual for SoCalGas' and SDG&E’s commodity volumes and costs, eliminating the impact on earnings from any throughput and revenue variances from adopted forecast levels. Additional information on regulatory matters is included in Notes 14 and 15.

Regulatory Assets and Liabilities

In accordance with the accounting principles of SFAS 71, the company records regulatory assets and regulatory liabilities as discussed above.

Regulatory assets (liabilities) as of December 31 relate to the following matters:

(Dollars in millions)	2007	2006
SDG&E
Fixed-price contracts and other derivatives	$361	$429
Recapture of temporary rate reduction*	--	56
Deferred taxes recoverable in rates	312	318
Unamortized loss on reacquired debt, net	34	38
Pension and other postretirement benefit obligations	162	220
Removal obligations**	(1,335)	(1,311)
Environmental costs	11	16
Other	17	18
Total	(438)	(216)

SoCalGas
Fixed-price contracts and other derivatives	(1)	(1)
Environmental costs	43	39
Unamortized loss on reacquired debt, net	34	37
Removal obligations**	(1,187)	(1,019)
Deferred taxes refundable in rates	(231)	(221)
Employee benefit costs	41	36
Pension and other postretirement benefit obligations	(34)	136
Other	22	24
Total	(1,313)	(969)

Total	$(1,751)	$(1,185)
*	In connection with electric industry restructuring, which is described in Note 14, SDG&E temporarily reduced rates to its small-usage customers. That reduction was recovered in rates through 2007.
**	This is related to SFAS 143, Accounting for Asset Retirement Obligations, which is discussed below in "Asset Retirement Obligations."

Net regulatory assets (liabilities) are recorded on the Consolidated Balance Sheets at December 31 as follows:

(Dollars in millions)	2007	2006
Current regulatory assets	$106	$193
Noncurrent regulatory assets	931	1,181
Current regulatory liabilities*	(1)	(8)
Noncurrent regulatory liabilities	(2,787)	(2,551)
Total	$(1,751)	$(1,185)
* Included in Other Current Liabilities.

Regulatory assets arising from fixed-price contracts and other derivatives are offset by corresponding liabilities arising from purchased power and natural gas transportation contracts. The regulatory asset is reduced as payments are made for services under these contracts. Deferred taxes recoverable in rates are based on current regulatory ratemaking and income tax laws. SoCalGas and SDG&E expect to recover net regulatory assets related to deferred income taxes over the lives of the assets that give rise to the accumulated deferred income taxes. The regulatory asset related to the recapture of a temporary rate reduction was amortized simultaneously with the amortization of the related rate-reduction bond liability and was fully recovered by the end of 2007. The regulatory assets related to unamortized losses on reacquired debt are being recovered over the remaining original amortization periods of the loss on reacquired debt over periods ranging from four months to 20 years. Regulatory assets related to environmental costs represent the portion of the company’s environmental liability recognized at the end of the period in excess of the amount that has been recovered through rates charged to customers. This amount is expected to be recovered in future rates as expenditures are made. Regulatory assets related to pension and other postretirement benefit obligations are offset by corresponding liabilities and are being recovered in rates as the costs are incurred.

All of these assets either earn a return, generally at short-term rates, or the cash has not yet been expended and the assets are offset by liabilities that do not incur a carrying cost.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase.

Restricted cash

Restricted cash was $1 million and $4 million at December 31, 2007 and 2006, respectively. The amounts are included in current assets under the caption Restricted Cash and primarily serve as cash collateral for certain debt agreements.

Collection Allowances

The allowance for doubtful accounts was $9 million, $8 million and $10 million at December 31, 2007, 2006 and 2005, respectively. The company recorded provisions for doubtful accounts of $15 million, $13 million and $13 million in 2007, 2006 and 2005, respectively. The company wrote off doubtful accounts of $14 million, $15 million and $11 million in 2007, 2006 and 2005, respectively.

The allowance for realization of trading assets was $48 million, $53 million and $64 million at December 31, 2007, 2006 and 2005, respectively. The company recorded provisions for trading assets of $(2)

million, $15 million and $30 million in 2007, 2006 and 2005, respectively. The company wrote off doubtful accounts of $3 million, $26 million and $22 million in 2007, 2006 and 2005, respectively.

Trading Instruments

Trading assets and trading liabilities (described further in Note 11) include option premiums paid and received, unrealized gains and losses from exchange-traded futures and options, and over-the-counter (OTC) swaps, forwards, options and physical commodities. Trading instruments are recorded by Sempra Commodities on a trade-date basis and the majority of such derivative instruments are adjusted daily to current market value. Unrealized gains and losses on OTC transactions reflect amounts which would be received from or paid to a third party upon net settlement of the contracts. Unrealized gains and losses on OTC transactions are reported separately as assets and liabilities unless a legal right of setoff exists under an enforceable netting arrangement.

The valuation of trading derivatives and commodity trading inventories is discussed in Note 11. Given the nature, size and timing of transactions, estimated values may differ significantly from realized values. Changes in fair values are reflected in net income. Although trading instruments may have scheduled maturities in excess of one year, the actual settlement of these transactions can occur sooner, resulting in the current classification of trading assets and liabilities on the Consolidated Balance Sheets.

Energy transportation and storage contracts are recorded on an accrual basis, and energy commodity inventory is recorded at the lower of cost or market. Fair value hedge accounting may be applied to a portion of these inventories. Metals inventories are recorded at fair value.

Inventories

At December 31, 2007, inventory shown on the Consolidated Balance Sheets, which does not include Commodities Owned (which is shown as a separate caption on the Consolidated Balance Sheets), included natural gas of $130 million, and materials and supplies of $94 million. The corresponding balances at December 31, 2006 were $134 million and $81 million, respectively. Natural gas at the Sempra Utilities ($129 million and $132 million at December 31, 2007 and 2006, respectively) is valued by the last-in first-out (LIFO) method. When the Sempra Utilities' inventory is consumed, differences between the LIFO valuation and replacement cost are reflected in customer rates. Materials and supplies at the Sempra Utilities are generally valued at the lower of average cost or market.

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

The company follows Accounting Principles Board Opinion (APBO) 23, Accounting for Income Taxes -- Special Areas, in recording deferred taxes for investments in foreign subsidiaries and the undistributed earnings of foreign subsidiaries. Note 2 describes the impact of the adoption of Financial Accounting

Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.

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

Property, plant and equipment balances by major functional categories are as follows:

	Property, Plant
	and Equipment at		Depreciation rates for years ended
	December 31,		December 31,
(Dollars in billions)	2007	2006	2007	2006	2005
Sempra Utilities:
Natural gas operations	$9.3	$9.1	3.60%	3.56%	3.66%
Electric distribution	4.0	3.7	4.15%	4.13%	4.13%
Electric transmission	1.4	1.2	2.84%	3.07%	3.05%
Other electric	1.3	1.2	8.50%	8.70%	9.75%
Construction work in progress	0.7	0.4	NA	NA	NA
Total	16.7	15.6
			Estimated Useful Lives
Sempra Global and Parent:
Land and land rights	0.1	0.1	NA
Machinery and equipment
Generating plant	1.4	1.3	4 to 35 years
Pipelines	0.3	0.3	10 to 40 years
Other	0.3	0.2	3 to 10 years
Construction work in progress
LNG (liquefied natural gas)	1.5	1.0	NA
Other	0.4	0.1	NA
Other	0.2	0.3	1 to 20 years
	4.2	3.3
Total	$20.9	$18.9

Accumulated depreciation and decommissioning of natural gas and electric utility plant in service were $3.7 billion and $1.8 billion, respectively, at December 31, 2007, and were $3.6 billion and $1.7 billion, respectively, at December 31, 2006. Depreciation expense is based on the straight-line method over the useful lives of the assets or, for the Sempra Utilities, a shorter period prescribed by the CPUC. Accumulated depreciation for Sempra Global and Parent was $440 million and $362 million at December 31, 2007 and 2006, respectively, which includes amounts for power plants at Sempra Generation totaling $190 million and $137 million at December 31, 2007 and 2006, respectively. Depreciation expense is computed using the straight-line method over the asset's estimated original composite useful life or the remaining term of the site leases, whichever is shorter.

AFUDC, which represents the cost of debt and equity funds used to finance the construction of utility plant, is added to the cost of utility plant. Although it is not a current source of cash, AFUDC increases income and is recorded partly as an offset to interest expense and partly as a component of Other Income, Net in the Statements of Consolidated Income. AFUDC amounted to $31 million, $23 million and $19 million for 2007, 2006 and 2005, respectively. Total capitalized carrying costs, including AFUDC and the impact of Sempra Global’s construction projects, were $131 million, $81 million and $48 million for 2007, 2006 and 2005, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Goodwill is not amortized, but is tested annually for impairment in accordance with SFAS 142, Goodwill and Other Intangible Assets (SFAS 142). As of December 31, 2007 and 2006, goodwill included in Noncurrent Sundry Assets on the Consolidated Balance Sheets is recorded as follows:

(Dollars in millions)
Sempra Commodities	$164
Parent and other	6
$170

In addition, the unamortized goodwill related to unconsolidated subsidiaries (included in Investments on the Consolidated Balance Sheets), primarily those located in South America, was $254 million at both December 31, 2007 and 2006, before foreign-currency translation adjustments. Including foreign-currency translation adjustments, these amounts were $262 million and $248 million at December 31, 2007 and 2006, respectively. Other intangible assets were not material at December 31, 2007 or 2006. Additional information concerning the impairment of investments in unconsolidated subsidiaries is provided in Note 4.

Long-Lived Assets

In accordance with SFAS 144, the company periodically evaluates whether events or circumstances have occurred that may affect the recoverability or the estimated useful lives of long-lived assets, the definition of which does not include unconsolidated subsidiaries. Impairment of long-lived assets occurs when the estimated future undiscounted cash flows are less than the carrying amount of the assets. If that comparison indicates that the assets' carrying value may be permanently impaired, the potential impairment is measured based on the difference between the carrying amount and the fair value of the assets. This calculation is performed at the lowest level for which separately identifiable cash flows exist.

During 2005, impairments included pretax write-downs of $66 million at Sempra Generation and $6 million at Sempra Pipelines & Storage for abandoned projects. Sempra Generation recorded a noncash impairment charge to write down the carrying value of a turbine set (consisting of two gas turbines and one steam turbine) to their estimated fair values. The charge is included in Impairment Losses on the Statements of Consolidated Income. Additional information concerning impairment of long-lived assets is provided in Note 5.

Variable Interest Entities

FIN 46 (revised December 2003), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46(R)), requires an enterprise to consolidate a variable interest entity (VIE), as defined in FIN 46(R), if the company is the primary beneficiary of a VIE’s activities.

SDG&E has entered into a 10-year power purchase agreement with Otay Mesa Energy Center LLC (OMEC LLC) for power generated at the Otay Mesa Energy Center (OMEC), a 573-megawatt (MW) generating facility currently under construction by OMEC LLC, which is expected to be in commercial operation by mid-2009. SDG&E will supply all of the natural gas to fuel the power plant. The agreement provides SDG&E the option to purchase the power plant from OMEC LLC at the end of the contract term in 2019, or upon earlier termination of the purchase power agreement, at a predetermined price subject to adjustments based on performance of the facility. If SDG&E does not exercise its option, OMEC LLC has the right, under certain circumstances, to require SDG&E to purchase the power plant at a predetermined price. As defined in FIN 46(R), OMEC LLC is a VIE, of which SDG&E is the primary beneficiary. Accordingly, the company consolidated OMEC LLC beginning in the second quarter of 2007. The CPUC also approved an additional financial return to SDG&E to compensate it for the effect on its financial ratios from the requirement to consolidate OMEC LLC in accordance with FIN 46(R). OMEC LLC’s equity of $135 million is included in Minority Interests on the Consolidated Balance Sheet at December 31, 2007.

OMEC LLC has a project finance credit facility with third party lenders, secured by the assets of OMEC LLC, that provides for up to $377 million for the construction of OMEC. SDG&E is not a party to the credit agreement. The loan matures in April 2019. Borrowings under the facility bear interest at rates varying with market rates. OMEC LLC had $63 million of outstanding borrowings under this facility at December 31, 2007. In addition, OMEC LLC has entered into interest-rate swap agreements to moderate its exposure to interest-rate changes on this facility. Additional information concerning the interest-rate swaps is provided in Note 11.

Contracts under which SDG&E acquires power from generation facilities otherwise unrelated to SDG&E could result in a requirement for SDG&E to consolidate the entity that owns the facility. In accordance with FIN 46(R), SDG&E is continuing the process of determining whether it has any such situations and, if so, gathering the information that would be needed to perform the consolidation. The effects of this, if any, are not expected to significantly affect the financial position of SDG&E and there would be no effect on results of operations or liquidity.

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

The company has recorded asset retirement obligations related to fuel storage tanks; underground natural gas storage facilities and wells; hazardous waste storage facilities; asbestos-containing construction materials; decommissioning of its nuclear power facilities; the California natural gas transmission pipeline; natural gas transportation and distribution, electric distribution and electric transmission systems assets; and the site restoration of certain generation power plants. The changes in asset retirement obligations for the years ended December 31, 2007 and 2006 are as follows:

(Dollars in millions)	2007	2006
Balance as of January 1*	$1,163	$977
Accretion expense	78	63
Liabilities incurred	2	--
Payments	(21)	(12)
Revision to estimated cash flows	(64)	135
Balance as of December 31*	$1,158	$1,163
*		The current portion of the obligation is included in Other Current Liabilities on the Consolidated Balance Sheets.

Legal Fees

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees also will be incurred.

Comprehensive Income

Comprehensive income includes all changes in the equity of a business enterprise (except those resulting from investments by owners and distributions to owners), including foreign-currency translation adjustments, amortization of net actuarial loss and prior service cost related to pension and other postretirement benefits plans, changes in minimum pension liability and certain hedging activities. The components of other comprehensive income, which consist of all these changes other than net income as shown on the Statements of Consolidated Income, are shown in the Statements of Consolidated Comprehensive Income and Changes in Shareholders' Equity.

The components of Accumulated Other Comprehensive Income (Loss), net of income taxes, at December 31, 2007 and 2006 are as follows:

(Dollars in millions)	2007	2006
Foreign-currency translation loss	$(238)	$(276)
Financial instruments, net of $11 and $32 income tax benefit, respectively	(24)	(50)
Unrealized gains on available-for-sale securities, net of $16 and $11 income tax expense, respectively	28	18
Unamortized net actuarial loss, net of $50 and $57 income tax benefit, respectively	(72)	(85)
Unamortized prior service credit, net of $4 and $1 income tax expense, respectively	5	3
Balance as of December 31	$(301)	$(390)

Revenues

Revenues of the Sempra Utilities are primarily derived from deliveries of electricity and natural gas to customers and changes in related regulatory balancing accounts. Revenues from electricity and natural gas sales and services are recorded under the accrual method and recognized upon delivery and performance. The portion of SDG&E's electric commodity that was procured for its customers by the California Department of Water Resources (DWR) and delivered by SDG&E is not included in SDG&E's revenues or costs. Commodity costs associated with long-term contracts allocated to SDG&E from the DWR also are not included in the Statements of Consolidated Income, since the DWR retains legal and financial responsibility for these contracts. Note 14 includes a discussion of the electric industry restructuring. Natural gas storage contract revenues are accrued on a monthly basis and reflect reservation, storage and injection charges in accordance with negotiated agreements, which have terms of up to 15 years. Included in revenues for the Sempra Utilities are revenues of $2.2 billion, $2.1 billion and $1.8 billion for electric and $4.9 billion, $4.8 billion and $5.3 billion for natural gas for 2007, 2006 and 2005, respectively. Operating revenues include amounts for services rendered but unbilled (approximately one-half month's deliveries) at the end of each year. The company presents its operating revenues net of sales taxes.

Additional information concerning utility revenue recognition is discussed above under "Regulatory Matters."

Sempra Commodities generates a substantial portion of its revenues from market making and trading activities as a principal in natural gas, electricity, petroleum, metals and other commodities, for which it quotes bid and ask prices to end users and other market makers. Sempra Commodities also earns trading profits as a dealer by structuring and executing transactions. Sempra Commodities utilizes derivative instruments to reduce its exposure to unfavorable changes in market prices, which are subject to significant and volatile fluctuation. These instruments include futures, forwards, swaps and options. Principal transaction revenues are recognized on a trade-date basis net of realized gains and losses and the net change in the fair value of unrealized gains and losses related to commodity derivatives used for trading purposes.

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

Sempra Generation’s revenues are derived primarily from the sale of electric energy to governmental and wholesale power marketing entities and are recognized as the energy is delivered. Sempra Generation’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for power and natural gas. During 2007, 2006 and 2005, electric energy sales to the DWR accounted for a significant portion of Sempra Generation's revenues.

The consolidated foreign subsidiaries of Sempra Pipelines & Storage, all of which operate in Mexico, recognize revenue as deliveries are made similar to the Sempra Utilities, except that SFAS 71 is not applicable due to the different regulatory environment.

Other Cost of Sales

Other cost of sales includes primarily the cost of sales of Sempra Commodities, consisting primarily of transportation and storage costs.

Other Operating Expenses

Other operating expenses include operating and maintenance costs, and general and administrative costs, consisting primarily of personnel costs, purchased materials and services and outside services.

Foreign Currency Translation

The assets and liabilities of the company's foreign operations are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments do not enter into the calculation of net income or retained earnings (unless the operation is being discontinued), but are reflected in Comprehensive Income and in Accumulated Other Comprehensive Income (Loss), a component of shareholders' equity, as described above. To reflect the fluctuation in the value of the Chilean peso, the functional currency of the company's Chilean operations, Sempra Pipelines & Storage adjusted its investment in Chile upward by $29 million in 2007, downward by $15 million in 2006 and upward by $32 million in 2005. Sempra Pipelines & Storage also adjusted its investment in Peru to reflect the fluctuation in the value of the Peruvian Nuevo Sol, the functional currency of the company’s Peruvian operations, upward by $8 million and $7 million in 2007 and 2006, respectively, and downward by $5 million in 2005. These noncash adjustments did not affect net income, but did affect Comprehensive Income and Accumulated Other Comprehensive Income (Loss). Smaller adjustments have been made to other operations where the U.S. dollar is not the functional currency. Additional information concerning these investments is described in Note 4.

Currency transaction gains and losses in a currency other than the entity's functional currency are included in the calculation of consolidated net income. The company recorded a negligible amount of currency transaction losses in 2007, $1 million of currency transaction losses in 2006 and $1 million of currency transaction gains in 2005.

Transactions with Affiliates

Loans to Unconsolidated Affiliates

In December 2001, Sempra Pipelines & Storage issued two U.S. dollar-denominated loans totaling $35 million and $22 million to its affiliates Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A., respectively. These companies are affiliates of the company’s Argentine investments discussed in Note 4. In June 2006, Sempra Pipelines & Storage collected the outstanding balance from Camuzzi Gas Pampeana S.A. The loan to Camuzzi Gas del Sur S.A. has a $21 million balance outstanding at a variable interest rate (12.23 percent at December 31, 2007). The loan was due in June 2007 and is fully reserved at December 31, 2007.

Loans from Unconsolidated Affiliates

At both December 31, 2007 and 2006, Sempra Pipelines & Storage had notes payable to an unconsolidated affiliate of $60 million at 6.57 percent due April 1, 2008 and $100 million at 6.73 percent due April 1, 2011. The notes are due to Chilquinta Energía Finance Co. LLC and are secured by Sempra Pipelines & Storage’s investments in Chilquinta Energía S.A. and Luz del Sur S.A.A. (Luz del Sur), which are discussed in Note 4.

Revenues and Expenses with Unconsolidated Affiliates

For the years ended 2007 and 2006, Sempra Commodities recorded $303 million and $173 million, respectively, of sales to its unconsolidated affiliates.

In 2006 and 2005, Sempra Commodities recorded $29 million and $85 million, respectively, of purchases from Topaz Power Partners (Topaz), then an unconsolidated affiliate of Sempra Energy. Sales to Topaz were $95 million and $213 million in 2006 and 2005, respectively. Topaz sold its power plant assets in July 2006, as discussed in Note 4. Additionally, during the first seven months of 2005, Sempra Generation recorded $38 million in sales to and $43 million of purchases from El Dorado, then an unconsolidated affiliate. Sempra Energy purchased the remaining 50-percent interest in El Dorado in July 2005 and consolidated El Dorado in its financial statements.

Capitalized Interest

The company recorded $109 million, $65 million and $33 million of capitalized interest for 2007, 2006 and 2005, respectively, including the portion of AFUDC related to debt.

Other Income, Net

Other Income, Net consists of the following:

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Equity in income (losses) of unconsolidated subsidiaries (see Note 4)	$(9)	$338	$11
Regulatory interest, net	(13)	(9)	(6)
Allowance for equity funds used during construction	22	16	14
Sundry, net*	81	36	32
Total	$81	$381	$51
*			2007 amount includes $24 million net pretax gain from interest-rate swaps, as discussed in Note 11.

NOTE 2. NEW ACCOUNTING STANDARDS

Pronouncements that have recently become effective that have had or may have a significant effect on the company's financial statements are described below.

SFAS 157, "Fair Value Measurements" (SFAS 157): SFAS 157 defines fair value, establishes criteria to be considered when measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not expand the application of fair value accounting to any new circumstances. The company applies recurring fair value measurements to certain assets and liabilities, primarily trading derivatives and certain trading inventories, nuclear decommissioning trusts, marketable securities and other miscellaneous derivatives.

SFAS 157 nullified a portion of Emerging Issues Task Force (EITF) Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). Under EITF 02-3, the transaction price presumption prohibited recognition of a trading profit at inception of a derivative unless the positive fair value of that derivative was substantially based on quoted prices or a valuation process incorporating observable inputs. For transactions that did not meet this criterion at inception, trading profits that had been deferred were recognized in the period that inputs to value the derivative became observable or when the contract performed. SFAS 157 nullified this portion of EITF 02-3. SFAS 157 also: (1) establishes that fair value is based on a hierarchy of inputs into the valuation process (as described in Note 11), (2) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value, (3) precludes the use of a liquidity or blockage factor discount when measuring instruments traded in an actively quoted market at fair value and (4) requires costs relating to acquiring instruments carried at fair value to be recognized as expense when incurred. SFAS 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.

The provisions of SFAS 157 are to be applied prospectively, except for the initial impact on three specific items: (1) changes in fair value measurements of existing derivative financial instruments measured initially using the transaction price under EITF 02-3, (2) existing hybrid financial instruments measured initially at fair value using the transaction price and (3) blockage factor discounts. Adjustments to these items required under SFAS 157 are to be recorded as a transition adjustment to beginning retained earnings in the year of adoption.

The company elected to early-adopt SFAS 157 in the first quarter of 2007. The transition adjustment to beginning retained earnings was a gain of $12 million, net of income tax. SFAS 157 also requires new disclosures regarding the level of pricing observability associated with financial instruments carried at fair value. This additional disclosure is provided in Note 11.

SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" (SFAS 159): SFAS 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item are reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The company does not anticipate electing the fair value option at the adoption of SFAS 159 for its eligible financial assets or liabilities.

SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" (SFAS 160): SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This statement also requires disclosures that clearly identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. SFAS 160 requires retroactive application for the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. The company is in the process of evaluating the effect of this statement on its financial position and results of operations.

SFAS 141 (revised 2007), "Business Combinations" (SFAS 141R): SFAS 141R applies to all transactions or events in which an entity obtains control of one or more businesses, including those combinations achieved without transfer or consideration. In the context of a business combination, SFAS 141R establishes principles and requirements for how the acquirer recognizes assets acquired including goodwill, liabilities assumed, noncontrolling interest in the acquiree, contractual contingencies and contingent consideration measured at fair value. SFAS 141R requires that the acquirer in a business combination achieved in stages recognize identifiable assets and liabilities at the full amounts of their fair values. This statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48): FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 addresses how an entity should recognize, measure, classify and disclose in its financial statements uncertain tax positions that it has taken or expects to take in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Additionally, the FASB issued FASB Staff Position (FSP) FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, which amends FIN 48 to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The company's implementation of FIN 48 as of January 1, 2007 was consistent with the guidance in this FSP.

The company adopted the provisions of FIN 48 on January 1, 2007 and recognized a $2 million decrease in retained earnings. Including this adjustment, the company had unrecognized tax benefits of $110 million as of January 1, 2007. Of this amount, $99 million related to tax positions that, if recognized, would decrease the effective tax rate; however, $47 million related to tax positions that would increase the effective tax rate in subsequent years.

As of December 31, 2007, the company had unrecognized tax benefits of $131 million. Of this amount, $109 million related to tax positions that, if recognized, would decrease the effective tax rate; however, $44 million related to tax positions that would increase the effective tax rate in subsequent years.

A reconciliation of the company's unrecognized tax benefits from January 1, 2007 to December 31, 2007 is provided in the following table:

(Dollars in millions)	2007
Balance as of January 1, 2007	$110
Increase in prior period tax positions	53
Decrease in prior period tax positions	(16)
Increase in current period tax positions	8
Decrease in current period tax positions	(2)
Settlements with taxing authorities	(16)
Expirations of statutes of limitations	(6)
Balance as of December 31, 2007	$131

It is reasonably possible that the company’s unrecognized tax benefits could decrease by up to $20 million within the next 12 months due to the expiration of statutes of limitations on tax assessments, by up to $30 million due to the potential resolution of audit issues with various federal, state and foreign taxing authorities, and by up to $10 million due to the impact of federal and state timing items affecting taxable income.

Effective January 1, 2007, the company’s policy is to recognize accrued interest and penalties on accrued tax balances as components of tax expense. Prior to the adoption of FIN 48, the company accrued interest expense and penalties as components of tax expense and interest income as a component of interest income. As of January 1, 2007, the company had accrued a total of $11 million of such interest expense and $2 million of penalties. As of December 31, 2007, the company had accrued a total of $7 million of interest benefit and $2 million of penalties. Amounts accrued for interest expense and penalties associated with income taxes are included in income tax expense on the Statements of Consolidated Income and in various income tax balances on the Consolidated Balance Sheets.

The company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The company remains subject to examination by U.S. federal and major state tax jurisdictions only for years after 2001. Certain major foreign income tax returns from 1995 through the present are open to examination.

In addition, the company has filed federal and state refund claims for tax years back to 1998. The pre-2002 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11): EITF 06-11 requires that the tax benefit related to dividends paid on employee share-based payment awards classified as equity be recorded as an increase to additional paid-in capital. EITF 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The company does not expect the adoption of EITF 06-11 to have a material impact on its financial position or results of operations.

NOTE 3. RECENT INVESTMENT ACTIVITY

Sempra Commodities

On July 9, 2007, the company and The Royal Bank of Scotland plc (RBS) entered into an agreement to form a partnership, RBS Sempra Commodities LLP (RBS Sempra Commodities or the partnership), to purchase and operate Sempra Energy’s commodity-marketing businesses, which generally comprise the Sempra Commodities segment. The closing is subject to customary closing conditions and the approval of regulatory authorities including the U.K. Financial Services Authority (FSA), the U.S. Federal Reserve Board and the FERC. The required approvals by the FERC and the FSA were issued in September 2007 and November 2007, respectively. The transaction is expected to close in April 2008.

RBS Sempra Commodities has been formed as a United Kingdom limited liability partnership. Due to increased regulatory capital requirements for the partnership, Sempra Energy's expected equity investment in the partnership has increased from $1.3 billion - $1.5 billion to $1.6 billion - $1.7 billion. The partnership concurrently will purchase Sempra Energy’s commodity-marketing subsidiaries at a price (after deducting certain expenses to be paid by Sempra Energy in terminating pre-existing contractual arrangements) equal to their book value computed on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union. The company’s investment in the partnership will be made principally from the proceeds of the sale of the subsidiaries to the partnership.

Financial information for the Sempra Commodities segment, which generally comprises the company's commodity-marketing businesses, is provided in Note 17.

In September 2005, Sempra Commodities sold Bluewater Gas Storage, a natural gas storage facility in Michigan, and Pine Prairie Energy Center, a salt-cavern natural gas storage facility in Evangeline Parish, Louisiana, for $253 million.

Additional information regarding investment activity at Sempra Commodities is provided in Note 4.

Sempra Generation

In March 2006, Sempra Generation completed the construction of the 550-MW Palomar generating facility in Escondido, California, at which time it was transferred to SDG&E.

In July 2005, Sempra Generation purchased Reliant Energy’s 50-percent interest in El Dorado Energy for $132 million (including assumed debt), resulting in Sempra Generation’s having full ownership of the 480-MW El Dorado power plant located in Boulder City, Nevada.

Additional information regarding investment activity at Sempra Generation is provided in Notes 4 and 5.

Sempra Pipelines & Storage

Sempra Pipelines & Storage has a 25-percent interest in Rockies Express Pipeline LLC (Rockies Express) as discussed in Note 4. In connection with financing received by Rockies Express in 2006, Sempra Pipelines & Storage and KMP were repaid their initial capital contributions, which was reported in Distributions from Investments on the company’s Statements of Consolidated Cash Flows. The company made a contribution of $100 million to Rockies Express in 2007.

NOTE 4. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

Investments are accounted for under the equity method when the company has an ownership interest of 20 to 50 percent. In these cases, the company’s pro rata shares of the subsidiaries’ net assets are included in Investments on the Consolidated Balance Sheets, and are adjusted for the company’s share of each investee’s earnings or losses, dividends and foreign currency translation effects. Equity in earnings of unconsolidated subsidiaries that is recorded before income tax is reported in Other Income, Net on the Statements of Consolidated Income. Equity earnings recorded net of income tax recorded by the subsidiary are reported in Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries on the Statements of Consolidated Income. The carrying value of unconsolidated subsidiaries is evaluated for impairment based on the requirements of APBO 18, The Equity Method of Accounting for Investments in Common Stock (APBO 18). The company accounts for certain investments in housing partnerships made before May 19, 1995 under the cost method, whereby they had been amortized over ten years based on the expected residual value. The company has no unconsolidated subsidiaries where its ability to influence or control an investee differs from its ownership percentage.

The company’s investment balances and earnings are summarized as follows:

	Investment at December 31,
(Dollars in millions)	2007	2006
Equity method investments:
Sempra Pipelines & Storage:
Chilquinta Energía	$497	$440
Luz del Sur	182	164
Rockies Express	97	--
Sempra Generation:
Elk Hills Power	205	212
Sempra Commodities—investments	32	--
Housing partnerships	46	78
Total	1,059	894
Cost method investments—housing partnerships	15	18
Investments in unconsolidated subsidiaries	1,074	912
Other*	229	174
Total investments**	$1,303	$1,086
*	Other includes Sempra Pipelines & Storage’s $128 million investment in bonds as discussed in "Unsecured Long-Term Debt" in Note 6.
**	Includes $60 million in Other Current Assets on the Consolidated Balance Sheets at December 31, 2007.

	Earnings for the years ended December 31,
(Dollars in millions)	2007	2006	2005
Equity method investments:
Earnings recorded before tax included in other income:
Elk Hills Power	$9	$1	$3
El Dorado Energy	--	--	(6)
Topaz Power Partners:
Earnings from operations	--	9	28
Gain on sale of power plants	--	344	--
Housing partnerships	(14)	(17)	(17)
Sempra Financial synthetic fuels partnerships	--	--	3
Rockies Express	(4)	1	--
Total earnings recorded before tax	$(9)	$338	$11
Earnings recorded net of tax:
Chilquinta Energía	$28	$25	$25
Luz del Sur	27	24	21
Sodigas Pampeana and Sodigas Sur:
Earnings from operations	4	6	9
Impairment loss, net of tax benefit of $86	--	(221)	--
Sempra Commodities:
Gain on sale of investments	30	--	--
Earnings from operations	10	(16)	--
Total earnings recorded net of tax	$99	$(182)	$55

For equity method investments, costs in excess of equity in net assets (goodwill) were $262 million and $248 million at December 31, 2007 and 2006, respectively. Costs in excess of the underlying equity in net assets will continue to be reviewed for impairment in accordance with APBO 18. Descriptive information concerning these investments follows.

Sempra Pipelines & Storage

In 2006, Sempra Pipelines & Storage consummated an agreement with Kinder Morgan Energy Partners, L.P. (KMP) to jointly pursue through Rockies Express the development of a proposed natural gas pipeline, the Rockies Express Pipeline (REX), that would link producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Currently, KMP, Sempra Pipelines & Storage and Conoco Phillips (Conoco) own interests of 51 percent, 25 percent and 24 percent, respectively, in Rockies Express. Upon completion of construction of the pipeline, Conoco will acquire an additional one-percent interest from KMP. Additional information is provided in Note 6.

Sempra Pipelines & Storage owns a 50-percent interest in Chilquinta Energía S.A., a Chilean electric utility, and a 38-percent interest in Luz del Sur, a Peruvian electric utility.

Sempra Pipelines & Storage also owns 43 percent of two Argentine natural gas utility holding companies, Sodigas Pampeana and Sodigas Sur. As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent changes in the value of the peso, Sempra Pipelines & Storage had reduced the carrying value of its investment downward by a cumulative total of $204 million as of December 31, 2007. These noncash adjustments, based on fluctuations in the value of the Argentine peso, did not affect net income, but were recorded in Comprehensive Income and Accumulated Other Comprehensive Income (Loss).

The related Argentine economic decline and government responses (including Argentina’s unilateral, retroactive abrogation of utility agreements early in 2002) continue to adversely affect the operations of these Argentine utilities. In 2002, Sempra Pipelines & Storage initiated arbitration proceedings at the International Center for the Settlement of Investment Disputes (ICSID) under the 1994 Bilateral Investment Treaty between the United States and Argentina for recovery of the diminution of the value of its investments that has resulted from Argentine governmental actions. In September 2007, the tribunal officially closed the arbitration proceedings and awarded the company compensation of $172 million, which includes interest up to the award date. In January 2008, Argentina filed an action at the ICSID seeking to annul the award. The company will not recognize the award until collectibility is assured.

In December 2006, the company decided to sell its Argentine investments, and continues to actively pursue their sale. The company adjusted its investments to estimated fair value and recorded a noncash impairment charge to fourth quarter 2006 net income of $221 million. The charge to net income is reported in Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries on the Statements of Consolidated Income.

The following tables show selected financial data for Sodigas Pampeana and Sodigas Sur:

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Gross revenues	$227	$215	$242
Gross profit	$111	$97	$92
Income from operations	$21	$17	$14
Gain on sale of assets	$1	$1	$1
Net income	$14	$11	$22

	At December 31,
(Dollars in millions)	2007	2006
Current assets	$117	$95
Noncurrent assets	$332	$325
Current liabilities	$198	$166
Noncurrent liabilities	$38	$49

Sempra Generation

The 550-MW Elk Hills Power (Elk Hills) project located near Bakersfield, California began commercial operations in July 2003. Elk Hills is 50-percent owned by Sempra Generation.

The 480-MW El Dorado power plant, located near Las Vegas, Nevada, began commercial operations in May 2000. In July 2005, Sempra Generation, a 50-percent owner at the time, purchased the remaining 50-percent ownership interest in El Dorado for $132 million (including assumed debt) from Reliant Energy Power Generation, which had been the joint venture partner in the El Dorado power plant. As discussed in Note 14, SDG&E has exercised an option to purchase the El Dorado power plant for book value in 2011.

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

The following table shows selected financial data for Topaz and ignores any reclassifications necessary for discontinued operations reporting by Topaz:

	Year ended December 31,
(Dollars in millions)	2006*	2005
Gross revenues	$212	$511
Gross profit	$71	$167
Income from operations	$21	$42
Gain on sale of assets	$705	$11
Net income	$726	$53
*	As noted above, Topaz sold Coleto Creek in July 2006.

Sempra Commodities

Investments in Unconsolidated Subsidiaries

In February 2007, Sempra Commodities sold its interests in an equity-method investment, along with a related cost-basis investment, receiving cash and a 12.7-percent interest in a newly formed entity. The after-tax gain on this transaction, recorded as Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries on the Statements of Consolidated Income, was $30 million.

Available-for-Sale Securities

Sempra Commodities had $80 million and $55 million of available-for-sale securities included in Investments at December 31, 2007 and 2006, respectively. At December 31, 2007, the balance in Accumulated Other Comprehensive Income (Loss) related to these securities was $28 million net of income tax, comprised of $28 million of unrealized gains and a negligible amount of unrealized losses. At

December 31, 2006, the balance in Accumulated Other Comprehensive Income (Loss) related to these securities was $18 million net of income tax, comprised of $19 million of unrealized gains and $1 million of unrealized losses.

Sempra Commodities recorded $12 million and $17 million in purchases of available-for-sale securities in 2007 and 2006, respectively. Sempra Commodities sold $20 million and $1 million of available-for-sale securities in 2007 and 2006, respectively, yielding proceeds of $54 million and $2 million in 2007 and 2006, respectively. The cost basis of the sales was determined by the specific identification method and pretax gains of $34 million and $1 million were realized as a result of the sales in 2007 and 2006, respectively. Sempra Commodities recorded a $1 million pretax impairment loss in 2006 due to the permanent decline in market value of a single available-for-sale security in 2006. There was no impairment of available-for-sale securities in 2007.

The fair value of securities in an unrealized loss position at December 31, 2007 was $13 million. The unrealized losses were primarily caused by temporary declines in the market values of the securities. The company does not consider these investments to be other than temporarily impaired as of December 31, 2007.

Trading Securities

Sempra Commodities had securities of $16 million and $13 million classified as trading securities at December 31, 2007 and 2006, respectively.

In 2007, Sempra Commodities recorded $14 million of pretax gains related to trading securities, including a pretax gain of $6 million resulting from sales, an unrealized pretax gain of $8 million from transfers to trading securities from available-for-sale securities due to changes in their status and an unrealized pretax loss of a negligible amount related to securities held at December 31, 2007.

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

In 2005, Sempra Commodities recognized a $5 million pretax gain in earnings from the reclassification of $9 million of available-for-sale securities to trading securities.

Sempra Financial

Prior to June 2006, Sempra Financial invested as a limited partner in affordable-housing properties. Sempra Financial’s portfolio included 1,300 properties throughout the United States that provided income tax benefits (primarily from income tax credits) generally over 10-year periods.

In June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party for $83 million subject to certain guarantees. Because of the guarantees, the transaction has been recorded as a financing transaction rather than as a sale, and the company consolidates the investments in the housing partnerships. Subsequent to the transaction, the company expects slightly higher income tax rates since the transaction almost completely eliminated the income tax benefits from the company's affordable-housing investments.

NOTE 5. DISCONTINUED OPERATIONS

In the second quarter of 2006, Sempra Generation sold its 305-MW, coal-fired Twin Oaks Power plant (Twin Oaks) in Texas for $479 million in cash. Also in the second quarter, Sempra Generation completed the sales of Energy Services, which provided energy-saving facilities, and Facilities Management, which managed building heating and cooling facilities, for a total of $95 million in cash. In the third quarter of 2006, Sempra Generation sold its exploration and production subsidiary, Sempra Energy Production Company (SEPCO), for $225 million in cash.

In June 2006, pursuant to Sempra Energy’s previously announced plan to focus resources on the development of its core businesses, Sempra Energy’s management decided to sell Bangor Gas and Frontier Energy, Sempra Pipelines & Storage’s natural gas distribution companies located in Maine and North Carolina, respectively. In accordance with SFAS 144, the company recorded an after-tax impairment loss of $40 million in 2006. The sales of Frontier Energy and Bangor Gas were completed on September 30, and November 30, 2007, respectively, for a total of $5 million in cash.

In accordance with SFAS 144, the above operations have been reported as discontinued for all periods presented in the company’s Consolidated Financial Statements.

Information concerning discontinued operations is summarized below:

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Operating revenues	$10	$89	$225

Income from operations, before income taxes	$2	$20	$25
Impairment loss	--	(68)	--
Income tax expense (benefit)	4	(20)	9
Consolidated state tax adjustment	--	1	--
	(2)	(27)	16

Gain (loss) on disposal, before income taxes	(2)	525	(9)
Income tax expense	23	174	--
Consolidated state tax adjustment	1	(9)	--
	(24)	342	(9)
	$(26)	$315	$7

Current assets and liabilities of discontinued operations at December 31, 2006 consist primarily of income tax balances related to Bangor Gas and Frontier Energy.

NOTE 6. DEBT AND CREDIT FACILITIES

Committed Lines of Credit

At December 31, 2007, the company had available $5.2 billion in unused, committed lines of credit to provide liquidity and support commercial paper (the major components of which are detailed below).

Sempra Global has a $2.5 billion, five-year syndicated revolving credit facility expiring in 2010 and a $750 million, three-year syndicated revolving credit facility expiring in November 2008. The five-year and three-year credit facilities include provisions for the issuance of up to $400 million and $500 million, respectively, of letters of credit on behalf of Sempra Global. The amount of borrowings otherwise available under each facility would be reduced by the amount of outstanding letters of credit. Obligations under each facility are guaranteed by Sempra Energy and bear interest at rates varying with market rates and Sempra Energy's credit rating. Each facility requires Sempra Energy to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. At December 31, 2007, Sempra Global had letters of credit of $43 million outstanding under the five-year facility and no outstanding borrowings under either facility. The facilities provide support for $642 million of commercial paper outstanding at December 31, 2007.

Sempra Commodities has a five-year syndicated revolving credit facility expiring in 2010 that provides for up to $1.72 billion of extensions of credit (consisting of borrowings, letters of credit and other credit support accommodations) to Sempra Commodities and certain of its affiliates. The amount of credit available under the facility is limited to the amount of a borrowing base consisting of receivables, inventories and other assets of Sempra Commodities that secure the credit facility and are valued for purposes of the borrowing base at varying percentages of current market value. Extensions of credit are guaranteed by Sempra Energy subject to a maximum guarantee liability of 20 percent of the lenders' total commitments under the facility. The facility requires Sempra Commodities to meet certain financial tests at the end of each quarter, including leverage ratio, senior debt to tangible net worth ratio, and minimum working capital, net worth and tangible net worth tests. It also requires Sempra Energy to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. It also imposes certain other limitations on Sempra Commodities, including limitations on other indebtedness, capital expenditures, liens, transfers of assets, investments, loans, advances, dividends, other distributions, modifications of risk-management policies and transactions with affiliates. At December 31, 2007, Sempra Commodities had $352 million of outstanding borrowings under this facility. At December 31, 2007, letters of credit of $635 million were outstanding under the facility.

Sempra Commodities also has a $500 million, three-year credit facility expiring in 2009 that provides for extensions of credit (consisting of borrowings and the issuance of letters of credit and bank guarantees) to Sempra Commodities. Extensions of credit under the facility are guaranteed by Sempra Energy and bear interest at rates varying with market rates plus a fixed credit spread. The facility requires Sempra Energy to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. Sempra Commodities had $70 million of outstanding borrowings and $341 million of outstanding letters of credit under this facility at December 31, 2007.

Sempra LNG has a $1.25 billion, five-year syndicated revolving credit facility expiring in 2009. The facility includes provisions for the issuance of letters of credit on behalf of Sempra LNG up to $200 million outstanding at any one time. Extensions of credit under the facility are guaranteed by Sempra Energy and bear interest at rates varying with market rates and Sempra Energy's credit ratings. The facility requires Sempra Energy to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. Sempra LNG had no outstanding borrowings and $85 million of outstanding letters of credit under this facility at December 31, 2007.

The Sempra Utilities have a combined $600 million, five-year syndicated revolving credit facility expiring in 2010, under which each utility individually may borrow up to $500 million, subject to a combined borrowing limit for both utilities of $600 million. Borrowings under the agreement bear interest at rates varying with market rates and the borrowing utility's credit rating. The agreement requires each utility to maintain, at the end of each quarter, a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent. Borrowings under the agreement are individual obligations of the borrowing utility and a default by one utility would not constitute a default or preclude borrowings by the other. At December 31, 2007, the Sempra Utilities had no amounts outstanding under this facility.

Short-term borrowings in 2007 resulted from the repayment of maturing long-term debt, and to a lesser extent, increased borrowings at Sempra Commodities.

Guarantees

As discussed in Note 3, Sempra Energy, Conoco and KMP currently hold 25 percent, 24 percent and 51 percent ownership interests, respectively, in Rockies Express, which is constructing a natural gas pipeline to link natural gas producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Rockies Express has entered into a $2 billion, five-year credit facility expiring in 2011 that provides for revolving extensions of credit that are guaranteed severally by Sempra Energy, Conoco and KMP in proportion to their respective ownership percentages. Borrowings under the facility bear interest at rates varying with market rates plus a margin that varies with the credit ratings of the lowest-rated guarantor. The facility requires each guarantor to comply with various financial and other covenants comparable to those contained in its senior unsecured credit facilities, consisting in the case of Sempra Energy, primarily of a requirement that it maintain a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent at the end of each quarter. Rockies Express had no outstanding borrowings under this facility at December 31, 2007. This facility supports the Rockies Express commercial paper program, which had $1.63 billion outstanding at December 31, 2007. In September 2007, Rockies Express issued $600 million of floating rate notes maturing in August 2009 that are guaranteed severally by Sempra Energy, Conoco and KMP in proportion to their respective ownership percentages. The fair value to the company of these guarantees is negligible.

Uncommitted Lines of Credit

Under uncommitted facilities, lenders provide credit on a discretionary basis. Terms are generally consistent with existing committed credit facilities. At December 31, 2007, Sempra Commodities had $918 million in various uncommitted lines of credit, which are secured by certain assets at Sempra Commodities and guaranteed by Sempra Energy up to 20 percent of the amount of borrowings or credit lines utilized, subject to additional amounts based on the recoverability of Sempra Commodities' collateral. At December 31, 2007, Sempra Commodities had $316 million of letters of credit and no short-term borrowings outstanding against these lines.

Other Short-Term Debt

In addition to its lines of credit and commercial paper, Sempra Commodities had $25 million of other short-term debt outstanding at December 31, 2006.

Weighted Average Interest Rates

The company's weighted average interest rates on the total short-term debt outstanding were 5.59 percent and 5.76 percent at December 31, 2007 and 2006, respectively.

Long-Term Debt

	December 31,
(Dollars in millions)	2007	2006
First mortgage bonds:
Variable rate (5.29% at December 31, 2007) December 1, 2009	$100	$100
4.375% January 15, 2011	100	100
Variable rates after fixed-to-floating rate swaps (3.88% at December 31, 2007)
January 15, 2011	150	150
4.8% October 1, 2012	250	250
6.8% June 1, 2015	14	14
5.3% November 15, 2015	250	250
5.45% April 15, 2018	250	250
Variable rate (3.80% at December 31, 2007) July 2018	161	161
5.85% June 1, 2021	60	60
6.0% June 1, 2026	250	250
5% to 5.25% December 1, 2027	150	150
2.516% to 2.832%* January and February 2034	176	176
5.35% May 15, 2035	250	250
5.75% November 15, 2035	250	250
6.125% September 15, 2037	250	--
2.8275%* May 1, 2039	75	75
	2,736	2,486
Other long-term debt (unsecured unless otherwise noted):
6.0% Notes February 1, 2013	400	400
Notes at variable rates after fixed-to-floating swap (7.42% at December 31, 2007)
March 1, 2010	300	300
4.75% Notes May 15, 2009	300	300
7.95% Notes March 1, 2010	200	200
5.9% June 1, 2014	130	130
6.3% December 31, 2021	128	128
5.5% December 1, 2021	60	60
Employee Stock Ownership Plan
Bonds at 5.781% (fixed through July 1, 2010) November 1, 2014	50	82
Bonds at variable rates (4.99% at December 31, 2007) November 1, 2014	33	10
5.3% July 1, 2021	39	39
Notes at 3.92% to 5.05% payable 2010 through 2012	41	32
4.9% March 1, 2023	25	25
Debt incurred to acquire limited partnerships, secured by real estate, at 7.52% to 9.35% annually through 2009	9	24
4.75% May 14, 2016	8	8
5.67% January 18, 2028	5	5
4.621% Notes May 17, 2007	--	600
Notes at variable rates May 21, 2008	--	300
6.37% Rate-reduction bonds, payable through 2007	--	66
OMEC LLC project financing at 5.2925% April 2019**	63	--
Other debt	28	21
Market value adjustments for interest-rate swaps, net (expiring 2010-2011)	11	(4)
	4,566	5,212
Current portion of long-term debt	(7)	(681)
Unamortized discount on long-term debt	(6)	(6)
Total	$4,553	$4,525
*	After floating-to-fixed rate swaps expiring in 2009.
**	After floating-to-fixed rate swaps expiring in 2019.

Excluding market value adjustments for interest-rate swaps, maturities of long-term debt are:

(Dollars in millions)
2008	$7
2009	423
2010	513
2011	270
2012	258
Thereafter	3,084
Total	$4,555

Callable Long-Term Debt

At the company's option, certain debt is callable subject to premiums at various dates: $674 million in 2008, $50 million in 2010 and $282 million after 2012. In addition, $3.2 billion of bonds are callable subject to make-whole provisions.

In addition, the OMEC LLC project financing loan, discussed in Note 1, with $63 million of borrowings at December 31, 2007, may be prepaid at the borrower’s option.

First Mortgage Bonds

First mortgage bonds are issued by the Sempra Utilities and secured by a lien on utility plant. The Sempra Utilities may issue additional first mortgage bonds upon compliance with the provisions of their bond indentures, which require, among other things, the satisfaction of pro forma earnings-coverage tests on first mortgage bond interest and the availability of sufficient mortgaged property to support the additional bonds, after giving effect to prior bond redemptions. The most restrictive of these tests (the property test) would permit the issuance, subject to CPUC authorization, of an additional $3.1 billion of first mortgage bonds at December 31, 2007.

In September 2007, SDG&E sold $250 million of 6.125-percent first mortgage bonds, maturing in 2037.

Equity Units

In 2002, the company issued $600 million of Equity Units. The units included $600 million of the company's 5.60-percent senior notes due May 17, 2007. In February 2005, the company remarketed the senior notes for their remaining term at a rate of 4.621 percent. In May 2007, the company redeemed the $600 million of notes then currently due.

In March and May 2005, 19.7 million shares of common stock were issued in connection with the settlement of the related common stock purchase contract as discussed in Note 13.

Unsecured Long-Term Debt

Various long-term obligations totaling $1.7 billion at December 31, 2007 are unsecured.

In August 2007, the company redeemed $300 million of variable-rate notes due in May 2008.

In 2006, Sempra Pipelines & Storage, in order to reduce its property tax, incurred $128 million of long-term debt related to the development of its Liberty Gas Storage (Liberty) facility in Calcasieu Parish,

Louisiana. The debt is payable to the Calcasieu Parish Industrial Development Board. Related to the debt, the company recorded bonds receivable from the Industrial Development Board for the same amount. Both the financing obligation and the bonds receivable have interest rates of 6.3 percent and are due on December 31, 2021.

Rate-Reduction Bonds

In 2007, SDG&E redeemed the $66 million remaining outstanding balance of its rate-reduction bonds, including $17 million in September 2007 in advance of the scheduled maturity of December 26, 2007.

Debt of Employee Stock Ownership Plan (ESOP) and Trust (Trust)

The Trust covers substantially all of the employees of the parent organization, SDG&E, SoCalGas and most of Sempra Global's subsidiaries. The Trust is used to fund part of the retirement savings plan described in Note 9. The notes are payable by the Trust and mature in 2014. In July 2007, $50 million of these notes was repriced at an interest rate of 5.781 percent for a three-year term ending July 1, 2010. The remaining $33 million of the notes is repriced weekly and subject to repurchase by the company at the issuer’s option. ESOP debt was paid down by $32 million during 2007, 2006 and 2005 when 656,777 shares of company common stock were released from the Trust in order to fund the employer contribution to the company savings plan. Interest on the ESOP debt amounted to $4 million in each of 2007, 2006 and 2005. Dividends used for debt service amounted to $2 million in each of 2007, 2006 and 2005.

Interest-Rate Swaps

The company's fair value interest-rate swaps and interest-rate swaps to hedge cash flows are discussed in Note 11.

NOTE 7. FACILITIES UNDER JOINT OWNERSHIP

San Onofre Nuclear Generating Station (SONGS) and the Southwest Powerlink transmission line are owned jointly with other utilities. The company's interests at December 31, 2007 were as follows:

(Dollars in millions)	SONGS	Southwest Powerlink
Percentage ownership	20%	91%
Utility plant in service	$75	$311
Accumulated depreciation and amortization	$14	$169
Construction work in progress	$75	$2

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

The asset retirement obligation related to decommissioning costs for the SONGS units was $411 million at December 31, 2007. That amount includes the cost to decommission Units 2 and 3, and the remaining cost to complete Unit 1’s decommissioning, which is currently in progress. Decommissioning cost studies are updated every three years, with the most recent update approved by the CPUC in January 2007. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered, and is subject to adjustment every three years based on the costs allowed by regulators. Collections are authorized to continue until 2022.

Unit 1 was permanently shut down in 1992, and physical decommissioning began in January 2000. Most structures, foundations and large components have been dismantled, removed and disposed of. Spent nuclear fuel has been removed from the Unit 1 Spent Fuel Pool and stored on-site in an independent spent fuel storage installation (ISFSI) licensed by the NRC. The remaining major work will include dismantling, removal and disposal of all remaining equipment and facilities (both nuclear and non-nuclear components), and decontamination of the site. These activities are expected to be completed in 2008. The ISFSI will be decommissioned after a permanent storage facility becomes available and the spent fuel is removed from the site by the U.S. Department of Energy (DOE). The Unit 1 reactor vessel is expected to remain on site until Units 2 and 3 are decommissioned.

The amounts collected in rates are invested in externally managed trust funds. Amounts held by the trusts are invested in accordance with CPUC regulations. These trusts are shown on the Consolidated Balance Sheets at fair value with the offsetting credits recorded in Asset Retirement Obligations and Regulatory Liabilities Arising from Removal Obligations.

The following tables show the fair values and gross unrealized gains and losses for the securities held in the trust funds.

	As of December 31, 2007
(Dollars in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities
U.S. government issues*	$168	$15	$--	$183
Municipal bonds**	77	1	(2)	76
Total debt securities	245	16	(2)	259
Equity securities	204	234	(4)	434
Cash and other securities***	44	2	--	46
Total available-for-sale securities	$493	$252	$(6)	$739
*	Maturity dates are 2009-2038.
**	Maturity dates are 2008-2057.
***	Maturity dates are 2008-2049.

	As of December 31, 2006
(Dollars in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities
U.S. government issues	$215	$10	$(1)	$224
Municipal bonds	55	1	--	56
Total debt securities	270	11	(1)	280
Equity securities	142	217	(1)	358
Cash and other securities	61	3	--	64
Total available-for-sale securities	$473	$231	$(2)	$702

The following table shows the proceeds from sales of securities in the trust and gross realized gains and losses on those sales.

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Proceeds from sales	$578	$474	$223
Gross realized gains	$18	$22	$17
Gross realized losses	$(12)	$(13)	$(11)

Net unrealized gains are included in Asset Retirement Obligations and Regulatory Liabilities Arising from Removal Obligations on the Consolidated Balance Sheets. The company determines the cost of securities in the trust on the basis of specific identification.

The fair value of securities in an unrealized loss position as of December 31, 2007 was $79 million. The unrealized losses were primarily caused by interest-rate movements and fluctuations in the market. The company does not consider these investments to be other than temporarily impaired as of December 31, 2007.

Customer contribution amounts are determined by estimates of after-tax investment returns, decommissioning costs and decommissioning cost escalation rates. Lower actual investment returns or higher actual decommissioning costs result in an increase in future customer contributions.

Discussion regarding the impact of SFAS 143 is provided in Note 1. Additional information regarding SONGS is provided in Notes 14 and 16.

NOTE 8. INCOME TAXES

Reconciliations of the U.S. statutory federal income tax rate to the effective income tax rate are as follows:

	Years ended December 31,
	2007	2006	2005
Statutory federal income tax rate	35%	35%	35%
Utility depreciation	2	2	5
State income taxes, net of federal income tax benefit	4	4	3
Tax credits	(3)	(4)	(14)
Foreign income taxes	(1)	(1)	(3)
Resolution of Internal Revenue Service audits	--	(1)	(8)
Reduction of prior period state income tax accruals,
Reduction of prior period state income tax accruals, net of federal income tax effect	1	(1)	(6)
Utility repair allowance	(1)	(1)	(3)
Adjustment to prior year estimated tax accruals	--	(1)	(2)
Other, net	(3)	1	(3)
Effective income tax rate	34%	33%	4%

The geographic components of Income from Continuing Operations Before Income Taxes and Equity in Earnings (Losses) of Certain Unconsolidated Subsidiaries are as follows:

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Domestic	$1,282	$1,682	$724
Foreign	268	232	168
Total	$1,550	$1,914	$892

The components of income tax expense are as follows:

	Years ended December 31,
(Dollars in millions)	2007	2006	2005
Current:
Federal	$247	$416	$312
State	77	96	11
Foreign	51	52	9
Total	375	564	332
Deferred:
Federal	124	90	(208)
State	(5)	(36)	(78)
Foreign	36	28	(6)
Total	155	82	(292)
Deferred investment tax credits	(6)	(5)	(6)
Total income tax expense	$524	$641	$34

Accumulated deferred income taxes at December 31 relate to the following:

(Dollars in millions)	2007	2006
Deferred tax liabilities:
Differences in financial and tax bases of depreciable and amortizable assets	$864	$831
Regulatory balancing accounts	152	269
Unrealized revenue	63	63
Loss on reacquired debt	24	26
Property taxes	29	27
Other	32	17
Total deferred tax liabilities	1,164	1,233
Deferred tax assets:
Credits from alternative minimum tax	--	101
Investment tax credits	42	46
Equity losses	34	48
Net operating losses of separate state and foreign entities	125	95
Compensation-related items	169	165
Postretirement benefits	148	198
Other deferred liabilities	34	63
State income taxes	34	54
Bad debt allowance	13	18
Litigation and other accruals not yet deductible	322	327
Total deferred tax assets	921	1,115
Net deferred income tax liability before valuation allowance	243	118
Valuation allowance	41	24
Net deferred income tax liability	$284	$142

The net deferred income tax liability is recorded on the Consolidated Balance Sheets at December 31 as follows:

(Dollars in millions)	2007	2006
Current asset	$(247)	$(270)
Noncurrent liability	531	412
Total	$284	$142

At December 31, 2007, foreign subsidiaries had $251 million in unused net operating losses available to reduce future income taxes, primarily in Mexico and Canada. Significant amounts of these losses become unavailable to reduce future incomes taxes beginning in 2009. Financial statement benefits were recorded on all but $58 million of these losses, primarily by offsetting them against deferred tax liabilities with the same expiration pattern and country of jurisdiction. No benefits were recorded on the $58 million because they were incurred in jurisdictions where utilization is sufficiently in doubt.

At December 31, 2007, the company had not provided for U.S. income taxes on $803 million of foreign subsidiaries' undistributed earnings, since they are expected to be reinvested indefinitely outside the United States. It is not possible to predict the amount of U.S. income taxes that might be payable if these earnings were eventually repatriated.

Sempra Commodities continued its operations related to synthetic fuels tax credits through 2007, the last year of the program. Credits of $32 million were recorded in 2007.

The impact of the company’s adoption of FIN 48 is discussed in Note 2.

NOTE 9. EMPLOYEE BENEFIT PLANS

The company accounts for its employee benefit plans in accordance with SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158), which requires an employer to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, measure a plan's assets and its obligations that determine its funded status as of the end of the company's fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Generally, those changes are reported in the company's comprehensive income and as a separate component of shareholders' equity.

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

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, expected return on plan assets, rates of compensation increase, health-care cost trend rates, mortality rates and other factors. These assumptions are reviewed on an annual basis prior to the beginning of each year and updated when appropriate. The company considers current market conditions, including interest rates, in making these assumptions. The company uses a December 31 measurement date for all of its plans.

In support of its Supplemental Executive Retirement and Deferred Compensation Plans, the company maintains dedicated assets, including investments in life insurance contracts, which totaled $440 million and $379 million at December 31, 2007 and 2006, respectively.

Effective July 1, 2008, SDG&E’s other postretirement benefit plan will be amended to increase the health benefits for certain represented participants. This amendment resulted in a $3 million increase in the benefit obligation and unrecognized prior service costs as of December 31, 2007.

Effective January 1, 2008, the pension plans were amended to increase the death benefit for beneficiaries of vested non-represented participants that die prior to retirement. This amendment resulted in a $2 million increase in the benefit obligation and unrecognized prior service costs as of December 31, 2007.

Effective January 1, 2008, the company’s and SoCalGas’ other postretirement benefit plan was amended to provide a health benefit for both represented and non-represented participants that are surviving spouses over the age of 65. This amendment resulted in an $18 million increase in the benefit obligation and unrecognized prior service costs as of December 31, 2007.

Effective March 1, 2007, the pension plans for all employees, except the represented employees of SoCalGas, were amended to change the calculation of the benefit for certain participants. The affected participants are those who had an accrued benefit under the SoCalGas or SDG&E pension plans at the date the plans transitioned from a traditional defined benefit plan to a cash balance plan. The transition date was July 1, 1998 for SoCalGas and SDG&E non-represented participants, and November 1, 1998 for SDG&E represented participants. Before the amendment date, these participants received the greater of their accrued benefit in the cash balance plan or the present value of their benefit under the prior plan as of June 30, 2003. After the amendment date, they receive the greater of the accrued benefit under the cash balance plan, or the present value of their accrued benefit under the prior plan at June 30, 2003 plus the cash balance benefit accrued after that date. This amendment resulted in a $56 million increase in the company’s benefit obligation and in the unrecognized prior service cost at the end of 2006.

In the third quarter of 2006, the Pension Protection Act of 2006 was enacted. This act increases the funding requirements for qualified pension plans beginning in 2008. It also changes certain costs of providing pension benefits, including the interest rate for benefits paid as lump sums and the level of benefits that may be provided through qualified pension plans. The $73 million decrease in the company’s pension obligation due to the plan changes required by this legislation were recognized in the benefit obligation and in the unrecognized prior service cost at the end of 2006.

Effective January 1, 2006, the pension plans for all employees, except the represented employees of SoCalGas, were amended to include deferred compensation, beginning January 1, 2006, in pension-eligible earnings. Also effective January 1, 2006, SoCalGas’ pension plan for non-represented employees was amended to change the early retirement requirements. The service requirement necessary to qualify for early retirement was changed from 15 years to 10 years for participants currently in or grandfathered back to SoCalGas’ prior pension plan as of June 30, 2003. These two changes resulted in a net $1 million increase in the company’s benefit obligation and in the unrecognized prior service cost at the end of 2006.

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

The following table provides a reconciliation of the changes in the plans' projected benefit obligations and the fair value of assets during the latest two years, and a statement of the funded status as of the latest two year ends:

	Pension Benefits		Other Postretirement Benefits
(Dollars in millions)	2007	2006	2007	2006
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$2,885	$2,843	$952	$869
Service cost	76	73	26	24
Interest cost	164	158	54	45
Plan amendments	2	(16)	21	--
Actuarial loss (gain)	(90)	25	(139)	59
Curtailments	1	(1)	--	(4)
Special termination benefits	2	--	--	--
Benefit payments	(249)	(197)	(46)	(43)
Federal subsidy (Medicare Part D)	--	--	3	2
Net obligation at December 31	2,791	2,885	871	952

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	2,535	2,364	694	623
Actual return on plan assets	207	333	47	82
Employer contributions	35	35	45	32
Benefit payments	(249)	(197)	(46)	(43)
Other	--	--	3	--
Fair value of plan assets at December 31	2,528	2,535	743	694

Funded status at December 31	$(263)	$(350)	$(128)	$(258)
Net recorded liability at December 31	$(263)	$(350)	$(128)	$(258)

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

The net liability is included in the following captions on the Consolidated Balance Sheets at December 31 as follows:

			Other
	Pension Benefits		Postretirement Benefits
(Dollars in millions)	2007	2006	2007	2006
Noncurrent assets	$75	$19	$--	$--
Current liabilities	(32)	(18)	--	--
Noncurrent liabilities	(306)	(351)	(128)	(258)
Net recorded liability	$(263)	$(350)	$(128)	$(258)

Amounts recorded in Accumulated Other Comprehensive Income (Loss) as of December 31, 2007 and 2006, net of tax effects and amounts recorded as regulatory assets, are as follows:

			Other
	Pension Benefits		Postretirement Benefits
(Dollars in millions)	2007	2006	2007	2006
Net actuarial loss	$70	$82	$2	$3
Prior service credit	(3)	(1)	(2)	(2)
Total	$67	$81	$--	$1

The accumulated benefit obligations for defined benefit pension plans were $2.6 billion and $2.7 billion at December 31, 2007 and 2006, respectively. The following table provides information concerning the one pension plan with benefit obligations in excess of plan assets as of December 31:

(Dollars in millions)	2007	2006
Projected benefit obligation	$774	$812
Accumulated benefit obligation	$771	$809
Fair value of plan assets	$684	$679

The following table provides the components of net periodic benefit cost and amounts recognized in other comprehensive income for the years ended December 31:

				Other
	Pension Benefits			Postretirement Benefits
(Dollars in millions)	2007	2006	2005	2007	2006	2005
Net Periodic Benefit Cost
Service cost	$76	$73	$62	$26	$24	$24
Interest cost	164	158	153	54	45	48
Expected return on assets	(158)	(149)	(153)	(44)	(40)	(39)
Amortization of:
Prior service cost (credit)	5	10	10	(3)	(3)	(2)
Actuarial loss	8	18	17	6	3	7
Regulatory adjustment	(34)	(38)	(36)	7	4	9
Transfer of retirees	--	--	30	--	--	(10)
Special termination benefit charge	1	--	--	--	--	--
Curtailment charge	6	--	--	--	--	--
Total net periodic benefit cost	68	72	83	46	33	37

Other Changes in Plan Assets and Benefit Obligations Recognized in other Comprehensive Income
Net gain	(12)	--	--	(2)	--	--
Prior service credit	(4)	--	--	--	--	--
Amortization of prior service credit	--	--	--	1	--	--
Amortization of actuarial loss	(8)	--	--	--	--	--
Total recognized in other comprehensive Income	(24)	--	--	(1)	--	--
Total recognized in net periodic benefit cost and other comprehensive income	$44	$72	$83	$45	$33	$37

The estimated net loss and prior service credit for the pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2008 are $6 million and $1 million, respectively. The estimated prior service credit for the other postretirement benefit plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2008 is $1 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 establishes a prescription drug benefit under Medicare (Medicare Part D) and a tax-exempt federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that actuarially is at least equivalent to Medicare Part D. The company determined that benefits provided to certain participants actuarially will be at least equivalent to Medicare Part D, and, accordingly, the company is entitled to a tax-exempt subsidy that reduced the company's accumulated postretirement benefit obligation under the plan at January 1, 2007 by $105 million and reduced the net periodic cost for 2007 by $13 million.

The significant assumptions related to the company's pension and other postretirement benefit plans are as follows:

			Other
	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATION AS OF DECEMBER 31
Discount rate	6.10%	5.75%	6.20%	5.85%
Rate of compensation increase	4.50%	4.50%	4.00%	4.50%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COSTS FOR YEARS ENDED DECEMBER 31
Discount rate	5.75%	5.50%	5.85%	5.60%
Expected return on plan assets	7.00%	7.00%	6.86%	6.85%
Rate of compensation increase	*	*	**	**
*	4.50% for non-qualified pension plans and 4.00% for the qualified pension plan for SoCalGas' unions. All other qualified plan participants use an age-based table.
**	4.00% in 2007 and 4.50% in 2006 for the life insurance benefits for SoCalGas' unions. There are no compensation-based benefits for all other postretirement benefits.

The company develops the discount rate assumptions based on the results of a third party modeling tool that matches each plan's expected future benefit payments to a bond yield curve to determine their present value. It then calculates a single equivalent discount rate that produces the same present value. The modeling tool uses an actual portfolio of 500 to 600 non-callable bonds with a Moody’s Aa rating with an outstanding value of at least $50 million to develop the bond yield curve. This reflects over $300 billion in outstanding bonds with approximately 50 issues having maturities in excess of 20 years.

The expected long-term rate of return on plan assets is derived from historical returns for broad asset classes consistent with expectations from a variety of sources.

	2007	2006
ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31
Health-care cost trend rate *	9.48%	9.52%
Rate to which the cost trend rate is assumed to decline (the ultimate trend)	5.50%	5.50%
Year that the rate reaches the ultimate trend	2014 and 2016 **	2009
*	This is the weighted average of the increases for the company's health plans. The rate for these plans ranged from 8.50% to 10.00% in 2006 and 2007.
**	The ultimate trend rate is reached in 2014 for HMOs and 2016 for Anthem Blue Cross Plans.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plan costs. A one-percent change in assumed health-care cost trend rates would have the following effects:

(Dollars in millions)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health-care benefit cost	$11	$(9)
Effect on the health-care component of the accumulated other postretirement benefit obligation	$93	$(77)

Pension Trust Investment Strategy

The asset allocation for the company's pension trust (which includes other postretirement benefit plans, except for those of the Sempra Utilities separately described below) at December 31, 2007 and 2006 and the target allocation for 2008 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2008	2007	2006
U.S. Equity	45%	45%	46%
Foreign Equity	25	25	24
Fixed Income	30	30	30
Total	100%	100%	100%

The company's investment strategy is to stay fully invested at all times and maintain its strategic asset allocation. The equity portfolio is balanced to maintain risk characteristics similar to the Morgan Stanley Capital International (MSCI) 2500 index with respect to industry, sector and market capitalization exposures. The foreign equity portfolios are managed to track the MSCI Europe, Pacific Rim and Emerging Markets indices. Bond portfolios are managed with respect to the Lehman Aggregate Bond Index and Lehman Long Government Credit Bond Index. Other than index weight, the plan does not invest in securities of the company.

Investment Strategy for SoCalGas' Other Postretirement Benefit Plans

The asset allocation for SoCalGas' other postretirement benefit plans at December 31, 2007 and 2006 and the target allocation for 2008 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2008	2007	2006
U.S. Equity	70%	75%	74%
Fixed Income	30	25	26
Total	100%	100%	100%

SoCalGas' other postretirement benefit plans are funded by cash contributions from SoCalGas and the retirees. The asset allocation is designed to match the long-term growth of the plans' liability. These plans are managed using index funds.

Investment Strategy for SDG&E's Postretirement Health Plans

The asset allocation for SDG&E's postretirement health plans at December 31, 2007 and 2006 and the target allocation for 2008 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2008	2007	2006
U.S. Equity	25%	25%	25%
Foreign Equity	5	5	7
Fixed Income	70	70	68
Total	100%	100%	100%

SDG&E's postretirement health plans that are not included in the pension trust (shown above) pay premiums to health maintenance organization and point-of-service plans from company and participant contributions. SDG&E's investment strategy is to maintain a diversified portfolio of equities and tax-exempt California municipal bonds.

Future Payments

The company expects to contribute $73 million to its pension plans and $36 million to its other postretirement benefit plans in 2008.

The following table reflects the total benefits expected to be paid for the next 10 years to current employees and retirees from the plans or from the company's assets.

		Other
(Dollars in millions)	Pension Benefits	Postretirement Benefits
2008	$280	$41
2009	$255	$45
2010	$257	$48
2011	$265	$52
2012	$267	$55
2013-2017	$1,374	$328

The expected future Medicare Part D subsidy payments are as follows:

(Dollars in millions)
2008	$3
2009	$3
2010	$3
2011	$4
2012	$4
2013-2017	$26

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

Employer contributions are initially invested in company common stock but may be transferred by the employee into other investments. Employee contributions are invested in company stock, mutual funds, institutional trusts or guaranteed investment contracts (the same investments to which employees may direct the employer contributions) as elected by the employee. Employer contributions for the Sempra Energy and SoCalGas plans are partially funded by the ESOP referred to below. Company contributions to the savings plans were $31 million in 2007, $31 million in 2006 and $29 million in 2005. The market value of company stock held by the savings plans was $997 million and $976 million at December 31, 2007 and 2006, respectively.

Sempra Commodities also operates defined contribution plans outside of the United States. The contributions made by the company to such plans were $4 million in each of 2007, 2006 and 2005.

Employee Stock Ownership Plan

All contributions to the ESOP Trust (described in Note 6) are made by the company; there are no contributions made by the participants. As the company makes contributions, the ESOP debt service is paid and shares are released in proportion to the total expected debt service. Compensation expense is charged and equity is credited for the market value of the shares released. Dividends on unallocated shares are used to pay debt service and are applied against the liability. The shares held by the Trust are unallocated and consist of 1.5 million shares and 1.7 million shares, respectively, of Sempra Energy common stock, with fair values of $92 million and $94 million, at December 31, 2007 and 2006, respectively.

NOTE 10. SHARE-BASED COMPENSATION

The company has share-based compensation plans intended to align employee and shareholder objectives related to the long-term growth of the company. The plans permit a wide variety of share-based awards, including non-qualified stock options, incentive stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, stock payments and dividend equivalents.

At December 31, 2007, the company had the following types of equity awards outstanding:

•

Non-Qualified Stock Options: Options have an exercise price equal to the market price of the common stock at the date of grant; are service-based; become exercisable over a four-year period (subject to accelerated vesting and/or exercisability upon a change in control, in accordance with severance pay agreements or upon retirement eligibility); and expire 10 years from the date of grant. Options are subject to forfeiture or earlier expiration upon termination of employment.

•

Restricted Stock: Substantially all restricted stock vests at the end of a four-year period based on Sempra Energy’s total return to shareholders relative to that of market indices (subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon retirement eligibility). Holders of restricted stock have full voting rights. They also have full dividend rights, except for company officers, whose dividends are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock to which the dividends relate.

The company accounts for share-based awards in accordance with SFAS 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to the company’s employees and directors based on estimated fair values. The company adopted the provisions of SFAS 123(R) on January 1, 2006, using the modified prospective transition method. In accordance with this transition method, the company’s consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). Under the modified prospective transition method, share-based compensation expense for 2006 includes compensation expense for all share-based compensation awards granted prior to, but for which the requisite service had not yet been performed as of January 1, 2006, based on the fair value estimated in accordance with the original provisions of SFAS 123, Accounting for Stock-Based Compensation (SFAS 123). Share-based compensation expense for all share-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The company recognizes compensation costs net of an assumed forfeiture rate and recognizes the compensation costs for non-qualified stock options and restricted shares on a straight-line basis over the requisite service period of the award, which is generally four years. However, in the year that an employee becomes eligible for retirement, the remaining expense related to the employee's awards is recognized immediately. The company estimates the forfeiture rate based on its historical experience. The company accounts for these awards as equity awards in accordance with SFAS 123(R).

Total share-based compensation expense for all of the company’s share-based awards was comprised as follows:

(Dollars in millions, except per share amounts)	2007	2006
Share-based compensation expense, before income taxes	$45	$42
Income tax benefits	(17)	(16)
Share-based compensation expense, net of income taxes	$28	$26

Net share-based compensation expense, per common share
Basic	$0.11	$0.10
Diluted	$0.11	$0.10

Capitalized compensation cost was $3 million in each of 2007 and 2006.

Prior to the adoption of SFAS 123(R), the company presented the tax benefit of stock option exercises as operating cash flows. Upon the adoption of SFAS 123(R), the tax benefits resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for those share-based awards are classified as financing cash flows.

As of December 31, 2007, 20,515,872 shares were authorized and available for future grants of share-based awards. In addition, on January 1 of each year, additional shares equal to 1.5 percent of the outstanding shares of Sempra Energy common stock become available for grant. Company practice is to satisfy share-based awards by issuing new shares rather than by open-market purchases.

The company uses a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires the company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the company’s stock price. In accordance with Staff Accounting Bulletin 107 (SAB 107), for all share-based compensation awards granted after December 31, 2007, the average expected life will be based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach provided by SAB 107. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. The weighted-average fair values for options granted during 2007 and 2006 were $13.82 and $10.75 per share, respectively, using the Black-Scholes model with the following weighted-average assumptions:

	2007	2006
Stock price volatility	21%	23%
Risk-free rate of return	4.7%	4.3%
Annual dividend yield	2.1%	2.5%
Expected life	6.2 Years	6.2 Years

A summary of the non-qualified stock options as of December 31, 2007 and activity for the year then ended follows:

	Shares under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2006	7,303,435	$28.87
Granted	760,700	$57.27
Exercised	(1,245,696)	$25.58		$43
Forfeited/canceled	(30,225)	$37.83
Outstanding at December 31, 2007	6,788,214	$32.61	5.5	$199

Vested or expected to vest,
at December 31, 2007	6,705,034	$32.47	5.4	$197
Exercisable at December 31, 2007	4,851,389	$27.06	4.5	$169

The aggregate intrinsic value at December 31, 2007 is the total of the difference between the company’s closing stock price and the exercise price for all in-the-money options. The total fair value of shares vested in 2007 and 2006 were $7 million and $12 million, respectively.

The $7 million of total compensation cost related to nonvested stock options not yet recognized as of December 31, 2007 is expected to be recognized over a weighted-average period of 2.5 years.

Cash received from option exercises during 2007 was $32 million. The tax benefits realized for the share-based payment award deductions, in addition to the $17 million benefit shown above, totaled $24 million for 2007.

The company uses a Monte-Carlo simulation model to estimate the fair value of the restricted stock awards. The company’s determination of fair value is affected by the stock price volatility and dividend yields for the company and its peer group companies. The valuation is also affected by the risk-free rates of return, and a number of other variables. Below are key assumptions for the company:

	2007	2006
Risk-free rate of return	4.6%	4.3%
Annual dividend yield	2.2%	2.6%
Stock price volatility	19%	24%

A summary of the company’s restricted stock awards as of December 31, 2007 and the activity during the year is presented below.

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at December 31, 2006	2,872,003	$37.41
Granted	803,706	$36.62
Vested	(867,012)	$42.65
Forfeited	(49,900)	$36.59
Nonvested at December 31, 2007	2,758,797	$35.79

The $31 million of total compensation cost related to nonvested restricted stock awards not yet recognized as of December 31, 2007, is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested in 2007 and 2006 was $37 million and $68 million, respectively.

Prior to the adoption of SFAS 123(R), the company recognized share-based compensation expense in accordance with APBO 25, Accounting for Stock Issued to Employees, whereby it would have recorded compensation expense only if it had granted options at a discount, which it did not do, and for certain pre-1999 stock option grants that included dividend equivalents. The company provided pro forma disclosure amounts in accordance with SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, as if the fair value method defined by SFAS 123 had been applied to its share-based compensation. The pro forma table below reflects net earnings and basic and diluted net earnings per share for 2005, had the company applied the fair value recognition provisions of SFAS 123:

(Dollars in millions, except per share amounts)	2005
Net income as reported	$920
Stock-based employee compensation expense reported in net income, net of tax	37
Total stock-based employee compensation under fair-value method for all awards, net of tax	(43)
Pro forma net income	$914

Earnings per share:
Basic - as reported	$3.74
Basic - pro forma	$3.72
Diluted - as reported	$3.65
Diluted - pro forma	$3.63

The pro forma effects of estimated share-based compensation expense for stock options on net income and earnings per common share for 2005 were estimated at the date of grant using the Black-Scholes model based on the following assumptions:

2005
Stock price volatility	25%
Risk-free rate of return	3.9%
Annual dividend yield	2.8%
Expected life	6 Years

The Black-Scholes model weighted-average estimated fair value of stock options granted in 2005 was $8.28 per share. The total intrinsic value of options exercised in 2005 was $74 million. The total fair value of option shares vested in 2005 was $13 million. The weighted-average grant-date fair value for restricted stock granted in 2005 was $36.49 per share. The total fair value of restricted stock vested in 2005 was $10 million.

NOTE 11. FINANCIAL INSTRUMENTS

The company periodically uses commodity derivative instruments and interest-rate swap agreements to moderate its exposure to commodity price changes and interest-rate changes and to lower its overall cost of borrowing.

Fair Value Hedges

Commodity fair value hedges are associated with Sempra Commodities. These hedges are recorded as trading instruments and may involve significant notional quantities of commodities traded within that business.

As of both December 31, 2007 and 2006, the company had fair value interest-rate swap hedges for a notional amount of debt totaling $450 million. The maturities of these swaps range from 2010 to 2011. These fair value hedge balances were an asset of $11 million and a liability of $4 million at December 31, 2007 and 2006, respectively.

Market value adjustments since inception of the interest-rate swap hedges were recorded as an increase in Fixed-price Contracts and Other Derivatives (in noncurrent assets as Sundry or in noncurrent liabilities) and a corresponding increase or decrease in Long-Term Debt without affecting net income or other comprehensive income.

Cash Flow Hedges

Commodity cash flow hedges are primarily associated with Sempra Commodities. These hedges are recorded primarily as trading instruments and may involve significant notional quantities of commodities traded within that business.

As of December 31, 2007 and 2006, the company had established cash flow interest-rate swap hedges for notional debt balances totaling $434 million and $701 million, respectively. The maturities on the swaps at December 31, 2007 range from 2009 to 2038. In addition, OMEC LLC has entered into cash flow interest-rate swap hedges for a notional amount of debt ranging from $73 million to $377 million. The swaps expire in 2019.

In the third quarter of 2005, the company entered into derivative transactions to hedge future interest payments associated with forecasted borrowings of $450 million for facilities related to Sempra LNG's Energía Costa Azul project. The swaps expire in 2027. During the second quarter of 2007, the company revised its borrowing plans in anticipation of net cash proceeds to be received in connection with the transaction related to Sempra Commodities discussed in Note 3. Accordingly, as of June 30, 2007, the company reclassified the cash flow hedge gain of $30 million pretax from Accumulated Other Comprehensive Income (Loss) to Other Income, Net in the Statements of Consolidated Income. In August 2007, the company entered into interest-rate swaps with a collective notional value of $450 million to economically offset the original swap instruments.

The balances in Accumulated Other Comprehensive Income (Loss) at December 31, 2007 and 2006 related to all cash flow hedges were losses of $24 million and $50 million, respectively, net of income tax. The company expects that losses of $26 million, which are net of income tax benefit, that are currently recorded in Accumulated Other Comprehensive Income (Loss) related to these cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings. However, in connection with the expected consummation of the transaction related to Sempra Commodities discussed in Note 3, a portion of the remaining cash flow hedge balance may be recognized at that time.

Hedge Ineffectiveness

Following is a summary of the hedge ineffectiveness gains (losses) for 2007, 2006 and 2005:

(Dollars in millions)	2007	2006	2005
Commodity hedges:*
Cash flow hedges	$3	$24	$1
Fair value hedges	29	86	5
Time value exclusions from hedge assessment	192	179	98
Total unrealized gains	224	289	104

Interest-rate hedges:**
Cash flow hedges***	(19)	(1)	4
Fair value hedges	--	--	--
Total unrealized gains (losses)	(19)	(1)	4

Total ineffectiveness gains	$205	$288	$108
*	For commodity derivative instruments, the company records ineffectiveness gains (losses) in Operating Revenues from Sempra Global and Parent on the Statements of Consolidated Income.
**	For interest-rate swap instruments, the company records ineffectiveness gains (losses) in Other Income, Net on the Statements of Consolidated Income.
***	The 2007 loss includes $(17) million associated with the consolidation of OMEC LLC as discussed in Note 1.

For commodity derivative instruments designated as fair value hedges, the ineffectiveness gains relate to hedges of commodity inventory and include gains that represent time value of money, which is excluded for hedge assessment purposes. For commodity derivative instruments designated as cash flow hedges, the ineffectiveness amounts for 2007, 2006 and 2005 relate to hedges of natural gas purchases and sales related to transportation and storage capacity arrangements. For 2006 and 2005, the ineffectiveness also relates to the phase-out of synthetic fuels income tax credits. In 2007 and 2006, the company also reclassified $2 million and $39 million, respectively, of losses from Accumulated Other Comprehensive Income (Loss) due to the expectation that these losses will not be recovered. The gains and losses are included in Operating Revenues from Sempra Global and Parent on the Statements of Consolidated Income.

Sempra Commodities

The carrying values of trading assets and trading liabilities, primarily at Sempra Commodities, are as follows:

	December 31,
(Dollars in millions)	2007	2006
TRADING ASSETS
Trading-related receivables and deposits, net:
Due from trading counterparties	$2,657	$2,610
Due from commodity clearing organizations and clearing brokers	230	437
	2,887	3,047
Derivative trading instruments:
Unrealized gains on swaps and forwards	2,264	2,389
OTC commodity options purchased	1,103	1,679
	3,367	4,068
Commodities owned	2,231	1,845
Total trading assets	$8,485	$8,960

TRADING LIABILITIES
Trading-related payables	$3,328	$3,211
Derivative trading instruments sold, not yet purchased:
Unrealized losses on swaps and forwards	1,252	1,670
OTC commodity options written	722	634
	1,974	2,304
Commodities sold with agreement to repurchase	500	537
Total trading liabilities	$5,802	$6,052

Based on quarterly measurements, the average fair values during 2007 for trading assets and liabilities were approximately $7.8 billion and $5.5 billion, respectively. For 2006, the amounts were $8.9 billion and $6.4 billion, respectively.

Sempra Commodities' credit risk from physical and financial instruments as of December 31, 2007 is represented by their positive fair value after consideration of collateral. Options written do not expose Sempra Commodities to credit risk. Exchange-traded futures and options are not deemed to have significant credit exposure since the exchanges guarantee that every contract will be properly settled on a daily basis. Credit risk is also associated with its retail customers.

The following table summarizes the counterparty credit quality and exposure for Sempra Commodities, expressed in terms of net replacement value. These exposures are net of collateral in the form of customer margin and/or letters of credit of $1.6 billion and $1.9 billion at December 31, 2007 and 2006, respectively.

		December 31,
(Dollars in millions)		2007	2006
Counterparty credit quality*
	Commodity exchanges	$230	$437
	AAA	13	19
	AA	478	262
	A	419	654
	BBB	504	1,032
	Below investment grade or not rated	959	1,011
	Total	$2,603	$3,415
*	As determined by rating agencies or by internal models intended to approximate rating agency determinations.

Sempra Utilities

At the Sempra Utilities, the use of derivative instruments is subject to certain limitations imposed by company policy and regulatory requirements. These instruments enable the company to estimate with greater certainty the effective prices to be received by the company and the prices to be charged to its customers. The Sempra Utilities record realized gains or losses on derivative instruments associated with transactions for electric energy and natural gas contracts in Cost of Electric Fuel and Purchased Power and Cost of Natural Gas, respectively, on the Statements of Consolidated Income. On the Consolidated Balance Sheets, the Sempra Utilities record corresponding regulatory assets and liabilities related to unrealized gains and losses from these derivative instruments to the extent derivative gains and losses associated with these derivative instruments will be payable or recoverable in future rates.

Fair Value of Financial Instruments

The fair values of certain of the company's financial instruments (cash, temporary investments, notes receivable, dividends payable, short-term debt and customer deposits) approximate their carrying amounts. The following table provides the carrying amounts and fair values of the remaining financial instruments at December 31:

	2007		2006
	Carrying	Fair	Carrying	Fair
(Dollars in millions)	Amount	Value	Amount	Value
Investments in limited partnerships*	$61	$84	$96	$134
Total long-term debt**	$4,566	$4,620	$5,212	$5,244
Due to unconsolidated affiliates	$162	$170	$162	$169
Preferred stock of subsidiaries***	$193	$173	$196	$186
*	See Note 4.
**	Before reductions for unamortized discount of $6 million at both December 31, 2007 and 2006.
***

At December 31, 2007 and 2006, $14 million and $3 million, respectively, of mandatorily redeemable preferred stock of subsidiaries were included in Other Current Liabilities, and at December 31, 2006, $14 million was included in Deferred Credits and Other Liabilities on the Consolidated Balance Sheets.

The fair values of investments in limited partnerships were based on the present value of estimated future cash flows, discounted at rates available for similar investments. The fair values of debt incurred to acquire limited partnerships were estimated based on the present value of the future cash flows, discounted at rates available for similar notes with comparable maturities. The fair values of the other long-term debt and preferred stock were based on their quoted market prices or quoted market prices for similar securities.

Adoption of SFAS 157

Effective January 1, 2007, the company early-adopted SFAS 157 as discussed in Note 2, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under SFAS 157, the company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The company is able to classify fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as OTC forwards, options and repurchase agreements.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers’ needs. At each balance sheet date, the company performs an analysis of all instruments subject to SFAS 157 and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2007. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Recurring Fair Value Measures	At fair value as of December 31, 2007
(Dollars in millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading derivatives	$201	$2,943	$446	$3,590
Commodity trading inventories	--	2,177	--	2,177
Other derivatives	25	45	7	77
Nuclear decommissioning trusts	551	175	--	726
Other	86	6	7	99
Total	$863	$5,346	$460	$6,669

Liabilities:
Trading derivatives	$200	$2,116	$59	$2,375
Other derivatives	9	32	--	41
Total	$209	$2,148	$59	$2,416

Trading derivatives in the Recurring Fair Value Measures table above include OTC unrealized values related to swaps, forwards and options, as well as open, listed exchange transactions. However, exchange transactions, which are cash settled during the life of the transaction, are classified as part of Trading-related Receivables and Deposits, Net on the Consolidated Balance Sheets. The following table provides a reconciliation of these balances as of December 31, 2007.

	As of December 31, 2007
(Dollars in millions)	Assets	Liabilities
Derivative trading instruments:
Per Consolidated Balance Sheet	$3,367	$1,974
Unrealized revenues for exchange contracts	223	401
Per Recurring Fair Value Measures Table	$3,590	$2,375

The Recurring Fair Value Measures table above does not include certain commodity trading inventories that are carried on a lower-of-cost-or-market basis. The table does include a portion of commodity trading inventories for which fair value hedge accounting is applied.

(Dollars in millions)	As of December 31, 2007
Commodities owned:
Per Consolidated Balance Sheet	$2,231
Less: Commodities owned, recorded at lower-of-cost-or-market	(54)
Per Recurring Fair Value Measures Table	$2,177

The determination of the fair values above incorporates various factors required under SFAS 157. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of the company’s nonperformance risk on its liabilities.

Trading derivatives and commodity trading inventories reflect positions held by Sempra Commodities. Trading derivatives include exchange-traded derivative contracts and OTC derivative contracts. Exchange-traded derivative contracts, which include futures and exchange-traded options, are generally based on unadjusted quoted prices in active markets and are classified within level 1. In addition, certain OTC-cleared options and swap contracts are included in level 1, as the fair values of these items are based on unadjusted quoted prices in active markets. Some exchange-traded derivatives are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets. In such cases, these exchange-traded derivatives are classified within level 2. OTC derivative trading instruments include swaps, forwards, options and complex structures that are valued at fair value and may be offset with similar positions in exchange-traded markets. In certain instances, these instruments may utilize models to measure fair value. Generally, the company uses a similar model to value similar instruments. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs, i.e., inputs derived principally from or corroborated by observable market data by correlation or other means. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in level 2. Certain OTC derivatives trade in less active markets with a lower availability of pricing information. In addition, complex or structured transactions can introduce the need for internally-developed model inputs that might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in level 3.

Nuclear decommissioning trusts reflect the assets of SDG&E's nuclear decommissioning trusts, excluding cash balances, as discussed in Note 7. Other derivatives include commodity and other derivative positions entered into primarily by the Sempra Utilities to manage customer price exposures, as well as interest-rate management instruments. Other assets primarily represent marketable securities.

The following table sets forth a reconciliation primarily of changes in the fair value of net trading derivatives classified as level 3 in the fair value hierarchy:

(Dollars in millions)	2007
Balance as of January 1, 2007	$519
Realized and unrealized gains (losses)	(272)
Purchases and issuances	154
Balance as of December 31, 2007	$401

Change in unrealized gains (losses) relating to instruments still held as of December 31, 2007	$75

Gains and losses (realized and unrealized) for level 3 recurring items are included primarily in Operating Revenues for Sempra Global and Parent on the Statements of Consolidated Income. The company believes an analysis of instruments classified as level 3 should be undertaken with the understanding that these items are generally economically hedged as a portfolio with instruments that may be classified in levels 1 and 2. Accordingly, gains or losses associated with level 3 balances may not necessarily reflect trends occurring in the underlying business. Further, unrealized gains and losses for the period from level 3 items are often offset by unrealized gains and losses on positions classified in level 1 or 2, as well as positions that have been realized during the period.

Transfers in and/or out of level 3 represent existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as level 3 for which the lowest significant input became observable during the period. There were no transfers in or out of level 3 during the period.

During the third quarter of 2007, the California Independent System Operator (ISO) began the process of allocating congestion revenue rights (CRRs) to load serving entities, including SDG&E. These instruments are considered derivatives and are recorded at fair value based on discounted cash flows. They are classified as level 3 and reflected in the table above. As of December 31, 2007, changes in the fair value of CRRs, which are valued at $7 million, will be deferred and recorded in regulatory accounts to the extent they are recoverable through rates.

NOTE 12. PREFERRED STOCK OF SUBSIDIARIES

	Call/
	Redemption	December 31,
	Price	2007	2006
Not subject to mandatory redemption:		(in millions)
Pacific Enterprises:
Without par value, authorized 15,000,000 shares:
$4.75 Dividend, 200,000 shares outstanding	$100.00	$20	$20
$4.50 Dividend, 300,000 shares outstanding	$100.00	30	30
$4.40 Dividend, 100,000 shares outstanding	$101.50	10	10
$4.36 Dividend, 200,000 shares outstanding	$101.00	20	20
$4.75 Dividend, 253 shares outstanding	$101.00	--	--
Total		80	80

SoCalGas:
$25 par value, authorized 1,000,000 shares:
6% Series, 28,041 shares outstanding		1	1
6% Series A, 783,032 shares outstanding		19	19
Total		20	20

SDG&E:
$20 par value, authorized 1,375,000 shares:
5% Series, 375,000 shares outstanding	$24.00	8	8
4.5% Series, 300,000 shares outstanding	$21.20	6	6
4.4% Series, 325,000 shares outstanding	$21.00	7	7
4.6% Series, 373,770 shares outstanding	$20.25	7	7
Without par value:
$1.70 Series, 1,400,000 shares outstanding	$25.595	35	35
$1.82 Series, 640,000 shares outstanding	$26.00	16	16
Total		79	79
Total not subject to mandatory redemption		179	179

Subject to mandatory redemption:
SDG&E:
Without par value: $1.7625 Series, 550,000 and 650,000 shares outstanding at December 31, 2007 and 2006, respectively*	$25.00	14	17
Total preferred stock		$193	$196
*

At December 31, 2007 and 2006, $14 million and $3 million, respectively, were included in Other Current Liabilities, and at December 31, 2006, $14 million was included in Deferred Credits and Other Liabilities on the Consolidated Balance Sheets. This series was redeemed on January 15, 2008.

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

All series of SDG&E's preferred stock have cumulative preferences as to dividends. The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation value at par. The no-par-value preferred stock is nonvoting and has a liquidation value of $25 per share plus any unpaid dividends. SDG&E is authorized to issue 10,000,000 shares of no-par-value preferred stock (both subject to and not subject to mandatory redemption). All series are callable. The $1.7625 Series has a sinking fund requirement to redeem 50,000 shares at $25 per share in 2007 and all remaining shares in 2008. On January 15, 2007 and January 15, 2008, SDG&E redeemed 100,000 shares and 550,000 shares, respectively.

SDG&E is currently authorized to issue up to 25 million shares of an additional class of preference shares designated as "Series Preference Stock." The Series Preference Stock is in addition to the Cumulative Preferred Stock, Preference Stock (Cumulative) and Common Stock that SDG&E was otherwise authorized to issue, and when issued would rank junior to the Cumulative Preferred Stock and Preference Stock (Cumulative) and have rights, preferences and privileges that would be established by the board at the time of issuance.

NOTE 13. SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE (EPS)

The following table provides the per share computations for income from continuing operations for the years ended December 31:

	Income (millions) (numerator)	Shares (thousands) (denominator)	Per Share Amounts

2007

Basic EPS	$1,125	259,269	$4.34

Effect of dilutive securities:
Stock options and
restricted stock awards	--	4,735

Diluted EPS	$1,125	264,004	$4.26

2006

Basic EPS	$1,091	256,477	$4.25

Effect of dilutive securities:
Stock options and
restricted stock awards	--	4,891

Diluted EPS	$1,091	261,368	$4.17

2005

Basic EPS	$913	245,906	$3.71

Effect of dilutive securities:
Stock options and
restricted stock awards	--	4,308
Equity Units	--	1,874

Diluted EPS	$913	252,088	$3.62

The dilution from common stock options is based on the treasury stock method, whereby the proceeds from the exercise price and unearned compensation as defined by SFAS 123(R) are assumed to be used to repurchase shares on the open market at the average market price for the year. The calculation excludes options for which the exercise price was greater than the average market price for common stock during the year. The company had 733,711 and 789,830 stock options outstanding during 2007 and 2006, respectively, that were antidilutive due to the inclusion of unearned compensation in the assumed proceeds under the treasury stock method. There were no such options in 2005.

The dilution from unvested restricted stock awards is based on the treasury stock method, whereby assumed proceeds equivalent to the unearned compensation as defined by SFAS 123(R) related to the awards are assumed to be used to repurchase shares on the open market at the average market price for the year. The company had 850 and 1,566 restricted stock awards outstanding during 2006 and 2005, respectively, that were antidilutive. There were no such restricted stock awards in 2007.

The company is authorized to issue 750,000,000 shares of no-par-value common stock. In addition, the company is authorized to issue 50,000,000 shares of preferred stock having rights, preferences and privileges that would be established by the Sempra Energy board of directors at the time of issuance.

Excluding shares held by the ESOP, common stock activity consisted of the following:

	2007	2006	2005
Common shares outstanding, January 1	262,005,690	257,187,943	234,175,980
Equity Units	--	--	19,655,999
Savings plan issuance	268,178	807,258	376,418
Shares released from ESOP	195,720	232,650	228,407
Stock options exercised	1,245,696	3,306,937	4,023,167
Restricted stock issuances	803,706	920,900	1,170,800
Common stock investment plan*	95,499	352,736	127,983
Shares repurchased	(3,349,771)	(706,554)	(2,453,346)
Shares forfeited and other	(50,709)	(96,180)	(117,465)
Common shares outstanding, December 31	261,214,009	262,005,690	257,187,943
*	Participants in the Direct Stock Purchase Plan may reinvest dividends to purchase newly issued shares.

Shares of common stock held by the ESOP were 1,488,046, 1,683,766 and 1,916,416 at December 31, 2007, 2006 and 2005, respectively. These shares are unallocated and therefore excluded from the computation of EPS.

The payment of future dividends and the amount thereof are within the discretion of the company's board of directors. The CPUC's regulation of the Sempra Utilities' capital structure limits the amounts that are available for dividends and loans to the company from the Sempra Utilities. At December 31, 2007, SoCalGas and SDG&E could have provided a total of $30 million and $29 million, respectively, to Sempra Energy, through dividends and loans.

Equity Units

In 2002, the company issued $600 million of Equity Units. The units included $600 million of the company's 5.60-percent senior notes due May 17, 2007 and a contract to purchase shares of the company stock on May 17, 2005 at a price per share determined by the then-prevailing market price. In 2005, 19,655,999 shares of common stock were issued in settlement of the contracts to purchase the company's common stock for $600 million.

Common Stock Repurchase Programs

On September 11, 2007, the board of directors authorized the repurchase of additional shares of the company's common stock provided that the amounts expended for such purposes do not exceed the greater of $2 billion or amounts expended to purchase no more than 40 million shares. Purchases may include open-market and negotiated transactions, structured purchase arrangements and tender offers.

On April 6, 2005, the board of directors authorized the expenditure of up to $250 million for the purchase of shares of common stock, substantially all of which has been utilized through September 2007, for the repurchase of 5,232,630 shares. Under the program, 2,966,130 and 2,266,500 shares were repurchased for $161 million and $88 million in 2007 and 2005, respectively.

These share repurchase programs are unrelated to share-based compensation as described in Note 10.

NOTE 14. ELECTRIC INDUSTRY REGULATION

Background

One legislative response to the 2000 - 2001 energy crisis resulted in the purchase by the DWR of a substantial portion of the power requirements of California's electricity users. In 2001, the DWR entered into long-term contracts with suppliers, including Sempra Generation, to provide power for the utility procurement customers of each of the California investor-owned utilities (IOUs). The CPUC has established the allocation among the IOUs of the power and its administrative responsibility, including collection of power contract costs from utility customers. Beginning on January 1, 2003, the IOUs resumed responsibility for electric commodity procurement above their allocated share of the DWR's long-term contracts.

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

Power Procurement and Resource Planning

Effective in 2003, the CPUC directed the IOUs to resume electric commodity procurement to cover their net short energy requirements and also implemented legislation regarding procurement and renewable energy portfolio standards. In addition, the CPUC established a process for review and approval of the utilities' long-term resource and procurement plans, which is intended to identify forecasted needs for generation and transmission resources within a utility's service territory to support transmission grid reliability and to serve customers.

Sunrise Powerlink Electric Transmission Line

SDG&E has applied to the CPUC for authorization to construct the Sunrise Powerlink, a 500-kV electric transmission line between the Imperial Valley and the San Diego region that will be able to deliver 1,000 MW. The project, as proposed, is estimated to cost $1.3 billion, which includes AFUDC related to both debt and equity. In November 2007, the Imperial Irrigation District, which had entered into a Memorandum of Agreement with SDG&E to cooperatively build the project subject to the negotiation of a definitive agreement, decided not to participate in the project.

Phase I evidentiary hearings covering project need were completed in October 2007, and the Administrative Law Judge (ALJ) directed parties to submit Phase I opening and reply briefs, which were filed on November 9, 2007 and November 30, 2007, respectively.

In January 2008, the CPUC issued a draft Environmental Impact Report (EIR) and Environmental Impact Study (EIS) for public comment and will hold additional workshops and public participation hearings in response to their findings. Comments on the draft EIR/EIS are due in April 2008. Among other things, the draft EIR/EIS finds that a combination of in-basin conventional fossil fuel generation and renewable generation is the environmentally superior alternative when analyzed entirely from an environmental impact standpoint. The environmental analysis is one of many studies the CPUC will evaluate in its overall project assessment. Phase II evidentiary hearings have been scheduled for April 2008 to address environmental issues associated with the project, including alternative project and route proposals. The final EIR/EIS is scheduled to be issued by June 2008. A final CPUC decision on the project, which will consider the environmental, technical and economic attributes of the various alternatives, is expected in the second half of 2008.

Given this timeline, if the project is approved by the CPUC as proposed in the company’s original filings, the earliest management projects the Sunrise Powerlink would be in commercial operation would be in the first half of 2011.

Renewable Energy

California Senate Bill 107 (SB 107), enacted in September 2006, requires certain California electric retail sellers, including SDG&E, to achieve a 20-percent renewable energy portfolio by 2010. The rules governing this requirement, administered by both the CPUC and the California Energy Commission, are generally known as the Renewable Portfolio Standards (RPS).

At the end of December 2007, SDG&E has renewable energy supply under contract of approximately 13 percent of its projected 2010 retail demand. A substantial portion of these contracts, however, are contingent upon many factors, including access to electric transmission infrastructure (including SDG&E's proposed Sunrise Powerlink transmission line), timely regulatory approval of contracted renewable energy projects, the renewable energy project developers' ability to obtain project financing, and successful development and implementation of the renewable energy technologies.

Given the revised Sunrise Powerlink EIR/EIS timeline, as discussed above, the Sunrise Powerlink transmission line, if approved, will not be in operation to provide transmission capability to meet the RPS requirements by the 2010 deadline. Consequently, SDG&E believes it is unlikely that it will be able to meet the 2010 delivered-energy goal as contained in the RPS. SDG&E's failure to attain the 20-percent goal in 2010, or in any subsequent year, could subject it to a CPUC-imposed penalty, subject to flexible compliance measures, of 5 cents per kilowatt hour of renewable energy under-delivery up to a maximum penalty of $25 million per year under the current rules. In January 2008, the CPUC issued a proposed decision defining the flexible compliance mechanisms that can be used in meeting the RPS goals in 2010 and beyond, including clarifying rules within which insufficient transmission is a permissible reason for failing to satisfy the RPS goals. While SDG&E believes it will be able to comply with the RPS requirements based on its contracting activity and application of the flexible compliance mechanisms, SDG&E is unable to predict whether it will be penalized or the amount that would be imposed.

Greenhouse Gas Regulation

Legislation was enacted in 2006, including California Assembly Bill 32 (AB 32) and California Senate Bill 1368 (SB 1368), mandating reductions in greenhouse gas emissions, which could affect costs and growth at the Sempra Utilities and at Sempra Generation's power plants. Any cost impact at the Sempra Utilities is expected to be recoverable through rates. As discussed in Note 16 under "Environmental Issues," compliance with this and similar legislation could adversely affect Sempra Generation. However, such legislation may also present growth opportunities for Sempra Generation due to increased preferability of natural gas for electric generation, as opposed to other sources.

Long-Term Procurement Plan

SDG&E filed its long-term procurement plan (LTPP) with the CPUC in December 2006, including a ten-year energy resource plan that details its expected portfolio of energy resources over the planning horizon of 2007 - 2016. The LTPP incorporates the renewable energy and greenhouse gas emissions performance standards established by the CPUC and by AB 32, SB 107 and SB 1368. SDG&E's LTPP identifies, among other details, the need for additional system generation resources beginning in 2010, including a baseload plant in 2012. A final CPUC decision was issued in December 2007 adopting the various elements of the SDG&E LTPP. Consistent with its LTPP, SDG&E separately filed an application with the CPUC in August 2007 seeking authority to exercise its option to acquire, in 2011, the El Dorado power plant from Sempra Generation at Sempra Generation’s net book value on the date of acquisition, estimated to be $189 million, as part of a settlement described in Note 16 under "Other Natural Gas Cases." The CPUC and the FERC approved SDG&E’s request to exercise its option to acquire the El Dorado power plant in 2011 in November 2007 and February 2008, respectively.

San Onofre Nuclear Generating Station (SONGS)

In June 2006, the CPUC adopted a decision granting SDG&E an increase in SONGS' electric rate revenues for 2004 and 2005, which resulted in a $13.2 million increase in pretax income in the second quarter of 2006. This decision resolved a computational error in the CPUC's 2004 Cost of Service decision which established the revenue requirement for SDG&E's share of the operating costs of SONGS.

In May 2006, the CPUC adopted a decision in the 2006 General Rate Case for Southern California Edison (Edison), the operator of SONGS, which authorized for SDG&E a $21.8 million increase in its revenue requirement for 2006.

In 2004, Edison applied for CPUC approval to replace the steam generators at SONGS, stating that the work needed to be done in 2009 and 2010 for Units 2 and 3, respectively, and would require an estimated capital expenditure of $680 million (in 2004 dollars). SDG&E’s share of the estimated capital investment, in 2004 dollars, is $136 million. During 2006, SDG&E, Edison and the CPUC's Division of Ratepayer Advocates (DRA) reached a settlement, which was subsequently approved by the CPUC, supporting SDG&E's participation in the replacement project as well as providing SDG&E with full recovery of current operating and maintenance costs via balancing account treatment effective January 1, 2007.

Spent Nuclear Fuel

SONGS owners have responsibility for the interim storage of spent nuclear fuel generated at SONGS until it is accepted by the DOE for final disposal. Spent nuclear fuel has been stored in the SONGS Units 1, 2 and 3 spent fuel pools and in the ISFSI. Movement of all Unit 1 spent fuel to the ISFSI was completed as of December 31, 2005. Spent fuel for Unit 2 is being stored in both the Unit 2 spent fuel pool and the ISFSI. Spent fuel for Unit 3 is being stored in the spent fuel pool, with storage in the ISFSI scheduled to begin in 2008. Construction of a second ISFSI pad was initiated in the second half of 2007 and will provide sufficient storage capacity through 2022.

Electric Transmission Formula Rate

Effective July 1, 2007, SDG&E will recover its annual transmission capital investment at a return on equity (ROE) of 11.35 percent, an increase from the previous authorized ROE of 11.25 percent, which equates to an estimated annualized revenue increase in 2008 of $18 million. SDG&E also renewed its annual transmission formula rate, with only slight modifications from the previous formula, for six years from July 1, 2007 through August 31, 2013.

Advanced Metering Infrastructure

In April 2007, the CPUC approved SDG&E's initiative to install advanced meters with integrated two-way communications functionality, providing for remote disconnect and a home area network for all customers.

SDG&E estimates expenditures for this project of $572 million (including approximately $500 million in capital investment), which involves the replacement of 1.4 million electric and 900,000 natural gas meters throughout SDG&E’s service territory. The meter replacements are anticipated to commence in the fourth quarter of 2008 and be completed by early 2011.

NOTE 15. OTHER REGULATORY MATTERS

General Rate Case (GRC)

In April 2007, SoCalGas and SDG&E each filed an amendment to their original 2008 General Rate Case applications (2008 GRC) as filed in December 2006 with the CPUC. The 2008 GRC applications, as amended, establish the 2008 authorized margin requirements and the ratemaking mechanisms by which those margin requirements would change annually effective in 2009 through 2013 (2008 GRC rate period).

As part of the General Rate Case process, applications are subject to review and testimony by various groups representing the interests of ratepayers and other constituents. In December 2007, SoCalGas and SDG&E filed with the CPUC a settlement agreement reached in principle with the DRA, The Utility Reform Network (TURN) and Aglet Consumer Alliance for SoCalGas, and the DRA and Aglet Consumer Alliance for SDG&E. If approved, the settlements would provide a 2008 revenue requirement of $1.685 billion for SoCalGas and $1.349 billion for SDG&E and would resolve all 2008 revenue requirement issues. Comments were submitted in January 2008. If adopted, the settlements represent an increase in the annual authorized margin in 2008 of $29 million for SoCalGas, and $138 million for SDG&E, as compared to 2007 authorized margins. The Sempra Utilities also reached a settlement agreement with the DRA, TURN and Aglet Consumer Alliance regarding post test-year provisions including the term of the GRC period, earnings sharing and the year-to-year attrition allowances during the GRC period. As part of the settlement, the parties agreed to a GRC term of four years (2008 through 2011) with the DRA separately agreeing to a term of five years (through 2012). The parties also agreed to post test-year revenue requirement increases in fixed dollar amounts (i.e., no escalation, true-up or after-the-fact modification) as follows: $41 million for 2009, $44 million for 2010 and $44 million for 2011 for SDG&E and $52 million for 2009, $51 million for 2010 and $53 million for 2011 for SoCalGas. The DRA separately agreed to revenue requirement increases of $45 million for SDG&E and $52 million for SoCalGas for 2012. These amounts exclude any CPUC-approved revenue requirements or rate base changes that are outside the scope of the GRC (e.g., Cost of Capital). The parties also agreed that there would be no earnings sharing between the company and ratepayers should the company exceed the authorized return on equity for any year in the post test-year period. The settlement was filed with the CPUC on January 18, 2008, and parties have an opportunity to comment on the filing.

Both SoCalGas and SDG&E have filed requests with the CPUC to make any decision on the 2008 GRC effective retroactive to January 1, 2008. In December 2007, the CPUC issued a decision allowing SoCalGas and SDG&E to establish regulatory memorandum accounts to record any difference between their current and future adopted revenue requirements on and after January 1, 2008 until a final decision is issued. This would enable the utilities to recover or refund these amounts in the future. However, the decision asks parties to comment on the extent to which SoCalGas and SDG&E may have improperly caused a delay in the proceeding and to what extent, if any, these recorded amounts should be reduced as a result. A final CPUC decision on all GRC Phase I issues is expected in the second quarter of 2008.

Phase II of this proceeding, which deals with cost allocation among customer classes, began with public hearings in early September 2007. The GRC Phase II filing proposes a number of demand response and energy conservation initiatives for all customer classes, with incentives for reduced electricity usage. The filing also proposes the gradual elimination of residential rate caps that have been required by state legislation since the California energy crisis in 2001. An all-party settlement agreement was reached and filed with the CPUC in October 2007. The settlement agreement resolves all issues in the proceeding, except SDG&E's proposal to gradually eliminate residential rate caps. On January 29, 2008, the ALJ issued a proposed decision adopting the settlement agreement. A final decision on the settlement agreement is expected to be issued in early 2008. Opening briefs on the proposal to gradually eliminate residential rate caps were filed in December 2007 and reply briefs in January 2008. A CPUC decision on that proposal is expected to be issued by mid-2008.

Cost of Capital Proceeding

SDG&E filed an application with the CPUC in May 2007 seeking to update its cost of capital, authorized ROE and debt/equity ratios. In December 2007, the CPUC issued a final decision increasing the company’s authorized ROE from 10.7 percent to 11.1 percent effective January 1, 2008, and maintaining the company’s current capital structure of 49 percent common equity, 5.75 percent preferred equity and 45.25 percent long-term debt. As a result, SDG&E’s authorized return on rate base will be 8.40 percent effective January 1, 2008.

Utility Ratemaking Incentive Awards

Performance-Based Regulation (PBR) consists of a series of measures of utility performance. Generally, if performance is outside of a band around specified benchmarks, the utility is rewarded or penalized certain dollar amounts. The three areas that are eligible for incentive awards or penalties are PBR operational incentives, which measure safety, reliability and customer service; energy efficiency (sometimes referred to as demand-side management, or DSM or EE) awards based on the effectiveness of the energy efficiency programs; and natural gas procurement awards or penalties. The operational PBR incentives and the associated benchmarks are determined as a component of a general rate case or cost of service decision. The operational PBR incentives to be in effect for fiscal year 2008 through the end of the 2008 GRC rate period are under consideration as part of the 2008 GRC. The company has recommended continuing the PBR measures in effect through 2007 with slight modifications to the benchmarks. The company expects a final CPUC decision on this issue in the second quarter of 2008.

SDG&E’s PBR for natural gas procurement awards or penalties will end on the effective date of the combination of the core natural gas supply portfolios as discussed below under "Omnibus Gas Settlements."

PBR, DSM and Gas Cost Incentive Mechanism (GCIM) awards are not included in the company's earnings until CPUC approval of each award is received. All awards discussed below are on a pretax basis.

Operational PBR and Natural Gas Procurement

During the year ended December 31, 2007, SDG&E’s pretax earnings included $11 million related to PBR awards, and SoCalGas’ pretax earnings included $1 million related to PBR awards and $10 million related to GCIM awards. In January 2008, the CPUC approved GCIM awards for SoCalGas of $9 million, which will be recorded in the first quarter of 2008.

Energy Efficiency

In September 2007, the CPUC established a mechanism to financially reward or penalize the IOUs for their performance on post-2005 energy-efficiency programs. The mechanism rewards or penalizes the IOUs based upon specific portfolio performance goals to reduce energy consumption by its customers. The program provides for three-year cycles, with the first three-year cycle covering 2006 through 2008. The company's maximum rewards and penalties for the three-year program period, on a pretax basis, are $50 million and $20 million for SDG&E and SoCalGas, respectively. Generally, the company will be entitled to rewards when the energy cost savings are 85-125 percent of goal for SDG&E and 80-110 percent of goal for SoCalGas. The company is subject to penalties when the savings are less than 65 percent of goal, with the maximum penalty reached when savings are 35 percent of goal for SDG&E and 55 percent of goal for SoCalGas. No incentive or penalty applies for performance between 65-85 percent for SDG&E and 65-80 percent for SoCalGas.

In January 2008, the CPUC issued a decision modifying the measurement and verification process of this earnings mechanism, which will enhance the predictability of earnings (or penalties) from energy efficiency programs. SDG&E and SoCalGas expect to file their initial reports on their 2006 and 2007 energy efficiency results as compared to goal with the CPUC in the second quarter of 2008, with a decision anticipated by the end of 2008.

Omnibus Gas Settlements

In August 2006, SoCalGas, SDG&E and Edison jointly filed an application with the CPUC seeking its approval of a series of revisions to the natural gas operations and service offerings of the Sempra Utilities. The proposals resulted from the successful resolution of various litigation matters related to the 2000 - 2001 energy crisis. The CPUC issued a final decision in December 2007 approving some, but not all, of the proposals and deferring a number of issues to the Sempra Utilities’ next Biennial Cost Allocation Proceeding (BCAP), which is scheduled to begin in February 2008. As part of the decision, the natural gas supply portfolios for SDG&E’s and SoCalGas’ core customers will be combined into a single natural gas supply portfolio to be administered by SoCalGas effective April 1, 2008. All SDG&E assets associated with its core natural gas supply portfolio will be transferred or assigned to SoCalGas, which will be responsible for meeting the needs of both SDG&E’s and SoCalGas’ core natural gas customers at the same core gas monthly price. As a result, effective April 1, 2008, SDG&E will no longer be subject to its own gas procurement PBR mechanism, and SoCalGas’ GCIM will apply to the natural gas procured for the combined portfolio. Regarding SoCalGas’ natural gas storage program, the CPUC concluded there was an insufficient record to decide matters related to the revenue sharing between SoCalGas’ shareholders and ratepayers. The CPUC directed that the issue of sharing the revenues and costs from the non-core storage program be deferred and that the mechanism to determine the amount of revenue sharing between SoCalGas’ shareholders and ratepayers be addressed more fully in the current BCAP. SoCalGas has been recognizing annual pretax shareholder benefits from the natural gas storage revenue sharing mechanism ranging from $14 million to $29 million in recent years. Until such time as a resolution is achieved, the revenues and costs that would have been shared associated with this mechanism will be deferred in a regulatory account effective January 1, 2008. In January 2008, SoCalGas filed a petition for modification asking the CPUC to revise its December 2007 decision so that the storage revenue sharing would remain at 50 percent ratepayer and 50 percent shareholder, as it was prior to the decision, until the issue is decided in the current BCAP. The CPUC is expected to act on the petition in mid-2008. SDG&E and SoCalGas filed a joint BCAP application with the CPUC in February 2008, seeking a decision by year-end 2008.

Natural Gas Market OIR

The CPUC considered natural gas market issues, including market design and infrastructure requirements, as part of its Natural Gas Market Order Instituting Rulemaking (OIR). A final decision in Phase II of this proceeding was issued in September 2006, reaffirming the adequacy of the capacity of the SoCalGas and SDG&E systems to meet current demand. In particular, this decision established natural gas quality standards that would permit the introduction of regasified liquefied natural gas (LNG) supplies into California’s natural gas distribution system. The South Coast Air Quality Management District and the City of San Diego (jointly with Ratepayers for Affordable Clean Energy) have filed petitions for review in the California Court of Appeal and the California Supreme Court challenging the CPUC's September 2006 decision and contending that the California Environmental Quality Act (CEQA) applies to the changes in natural gas quality standards approved by the CPUC, and that impacts on the environment should be fully considered. In November 2007, the Court of Appeal determined that the California Supreme Court has exclusive jurisdiction to consider a CEQA challenge to a CPUC decision. A decision by the California Supreme Court is expected by the end of 2008.

Gain On Sale Rulemaking

In May 2006, the CPUC adopted a decision standardizing the treatment of gains and losses on future sales of utility property. It provided for an allocation of 100 percent of the gains and losses from depreciable property to ratepayers and a 50/50 allocation of gains and losses from non-depreciable property between ratepayers and shareholders. Under certain circumstances, the CPUC would be able to depart from the standard allocation. The DRA and TURN filed a joint request for rehearing of the decision requesting, among other things, that the CPUC adopt a 90/10 allocation of gains from non-depreciable assets between ratepayers and shareholders. In December 2006, the CPUC denied the request for rehearing, but modified its prior decision revising the allocation between ratepayers and shareholders to 67/33. In July 2007, the CPUC issued a resolution which adopted a gross-up formula for calculating the ratepayers’ allocation of taxes associated with any gains or losses from the sale of utility assets.

Southern California Wildfires

In October 2007, major wildfires throughout Southern California destroyed many homes, damaged utility infrastructure and disrupted utility services. On October 21, 2007, Governor Arnold Schwarzenegger declared a state of emergency for seven California counties, including the county of San Diego and six counties within SoCalGas' service territory. With a declaration of a state of emergency, the Sempra Utilities can request recovery of any material incremental costs of restoring utility services and utility facilities damaged by the wildfires in cost recovery proceedings applicable to disaster events. In January 2008, SoCalGas informed the CPUC that it would not seek recovery of its incremental costs estimated at approximately $1 million. In December 2007, SDG&E notified the CPUC of its intent to request recovery of the incremental costs incurred by SDG&E in response to the wildfires and has established the necessary regulatory accounts to record these costs. SDG&E currently estimates that the total incremental costs incurred associated with the CPUC and FERC regulated operations, primarily capital-related, will range from $45 million to $55 million and $15 million to $25 million, respectively. The application for cost recovery is expected to be filed with the CPUC in the second quarter of 2008. Additional information regarding the Southern California Wildfires is provided in Note 16.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

At December 31, 2007, the company's reserves for unresolved litigation matters were $149 million, which includes an increase in 2007 of $59 million related to California energy crisis matters. An additional $452 million was reserved for settlements reached to resolve certain litigation arising out of the 2000 - 2001 California energy crisis. The uncertainties inherent in complex legal proceedings make it difficult to estimate with any degree of certainty the costs and effects of resolving legal matters. Accordingly, costs ultimately incurred may differ materially from estimated costs and could materially adversely affect the company's business, cash flows, results of operations and financial condition.

Continental Forge Settlement

The litigation that is the subject of the settlements and $452 million of reserves is frequently referred to as the Continental Forge litigation, although the settlements also include other cases. The Continental Forge class-action and individual antitrust and unfair competition lawsuits in California and Nevada alleged that Sempra Energy and the Sempra Utilities unlawfully sought to control natural gas and electricity markets and claimed damages in excess of $23 billion after applicable trebling.

The San Diego County Superior Court entered a final order approving the settlement of the Continental Forge class-action litigation as fair and reasonable in July 2006. The California Attorney General and the DWR have appealed the final order. Oral argument is expected to take place in 2008. The Nevada Clark County District Court entered an order approving the Nevada class-action settlement in September 2006. Both the California and Nevada settlements must be approved for either settlement to take effect, but the company is permitted to waive this condition. The settlements are not conditioned upon approval by the CPUC, the DWR, or any other governmental or regulatory agency.

To settle the California and Nevada litigation, in January 2006, the company agreed to make cash payments in installments aggregating $377 million, of which $347 million relates to the Continental Forge and California class action price reporting litigation and $30 million relates to the Nevada antitrust litigation. The Los Angeles City Council had not previously voted to approve the City of Los Angeles' participation in the January 2006 California settlement. In March 2007, Sempra Energy and the Sempra Utilities entered into a separate settlement agreement with the City of Los Angeles resolving all of its claims in the Continental Forge litigation in return for the payment of $8.5 million in April 2007. This payment was made in lieu of the $12 million payable in eight annual installments that the City of Los Angeles was to receive as part of the January 2006 California settlement.

Additional consideration for the January 2006 California settlement includes an agreement that Sempra LNG would sell to the Sempra Utilities, subject to CPUC approval, regasified LNG from its LNG terminal being constructed in Baja California, Mexico, for a period of 18 years at the California border index price minus $0.02 per million British thermal units (MMBtu). Also, Sempra Generation voluntarily would reduce the price that it charges for power and limit the locations at which it would deliver power under its DWR contract. Based on the expected contractual power deliveries, this discount would have potential value aggregating $300 million over the contract's then remaining six-year term. As a result of recording the price discount of the DWR contract in 2005, subsequent earnings reported on the DWR contract reflect original rather than discounted power prices. The price reductions would be offset by any amounts in excess of a $150 million threshold up to the full amount of the price reduction that Sempra Generation is ordered to pay or incurs as a monetary award, any reduction in future revenues or profits, or any increase in future costs in connection with arbitration proceedings involving the DWR contract.

Under the terms of the January 2006 settlements, $83 million was paid in August 2006 and an additional $83 million was paid in August 2007. Of the remaining amounts, $25.8 million is to be paid on the closing date of the January 2006 settlements, which will take place after the resolution of all appeals, and $24.8 million will be paid on each successive anniversary of the closing date through the seventh anniversary of the closing date, as adjusted for the City of Los Angeles settlement. Under the terms of the City of Los Angeles settlement, $8.5 million was paid in April 2007. The reserves recorded for the California and Nevada settlements in 2005 fully provide for the present value of both the cash amounts to be paid in the settlements and the price discount to be provided on electricity to be delivered under the DWR contract. A portion of the reserves was discounted at 7 percent, the rate specified for prepayments in the settlement agreement. For payments not addressed in the agreement and for periods from the settlement date through the estimated date of the first payment, 5 percent was used to approximate the company’s average cost of financing.

DWR Contract

The DWR commenced an arbitration proceeding in February 2004 against Sempra Generation with respect to the contract under which Sempra Generation sells electricity to the DWR. The DWR disputed a portion of Sempra Generation's billings and its manner of delivering electricity, and sought rescission of the contract, which expires by its terms in 2011.

In its April 2006 decision, the arbitration panel declined to rescind the contract and ruled against the DWR on its most significant claims, but did rule in favor of the DWR on certain contractual issues. As a result, Sempra Generation recorded an additional $25 million pretax charge in the first quarter of 2006 in addition to its then existing reserve of $48 million. The $73 million was paid in the second quarter of 2006. The arbitration panel's ruling is final and binding upon both the DWR and Sempra Generation with respect to the issues that were the subject of the arbitration.

In February 2006, the DWR commenced additional arbitration against Sempra Generation relating to the manner in which Sempra Generation schedules its Mexicali plant. The DWR seeks $100 million in damages and an order terminating the contract. In July 2007, the arbitration panel issued an order finding that the claims asserted by the DWR in the arbitration were subject to the FERC's exclusive jurisdiction, and staying the matter until any proceedings filed by the DWR at the FERC are final. In September 2007, the DWR filed a Petition for Declaratory Order at the FERC asking the agency to declare it does not have and will not assert jurisdiction over the claims posed by the DWR. In November 2007, the FERC granted the DWR’s petition, finding that the FERC does not have exclusive jurisdiction to determine the claims alleged by the DWR. Sempra Generation has requested that the FERC rehear or clarify this ruling.

In 2002, Sempra Generation and the DWR commenced litigation in a state civil action in which the DWR sought to void its contract with Sempra Generation, seeking damages, injunctive and declaratory relief and $100 million in punitive damages, alleging that the company misrepresented its intention and ability to construct a temporary phase of one power project and, alternatively, breached its contract by failure to construct and deliver power from that phase. Although Sempra Generation was initially awarded summary judgment on all claims, in June 2005, the California Court of Appeal reversed the summary judgment decision, concluding that the contract language was ambiguous and presented triable issues of material fact that must be addressed by further evidence and proceedings. The case was remanded to the trial court. In January 2007, the DWR added additional claims for fraud and breach of contract. The company believes that the DWR's claims must be arbitrated, and has appealed the trial court's denial of its motion to compel arbitration to the California Court of Appeal.

The California Energy Oversight Board, the CPUC and others filed petitions appealing 2003 FERC orders upholding the DWR's contracts with Sempra Generation and other power suppliers under the Mobile-Sierra doctrine's "public interest" standard of review. In December 2006, the U.S. Court of Appeals for the Ninth Circuit (Ninth Circuit Court of Appeals) granted the appeals and remanded the cases (including a companion case involving contracts in Nevada, Washington and California) back to the FERC instructing the FERC to consider applying a more rigorous contract review standard upon remand. Sempra Generation and other power suppliers petitioned the United States Supreme Court to review the Ninth Circuit Court of Appeals' decisions, and in September 2007, the U.S. Supreme Court granted the requests for review in the companion case noted above and oral argument took place on February 19, 2008. The requests for review in the case involving the DWR contracts will remain on hold pending the resolution of the companion case. A decision is expected in mid-2008.

Other Natural Gas Cases

In 2005, the California Attorney General and the CPUC filed a lawsuit in San Diego County Superior Court alleging that in 1998 Sempra Energy and the Sempra Utilities intentionally misled the CPUC, resulting in insufficient utility pipeline capacity, curtailment of natural gas service to electric generators and others, and the ensuing increase in air pollution and electricity prices for California consumers from the use of oil as an alternate fuel source. In September 2006, the parties entered into a settlement that required the Sempra Utilities to pay $2 million for attorneys' fees and costs incurred by the California Attorney General, SDG&E to be given the option to purchase Sempra Generation's El Dorado power plant in 2011 for book value subject to FERC approval, and Sempra Energy to pay approximately $5.7 million to SDG&E electricity customers beginning in 2009 to reduce SDG&E's electric procurement costs. The CPUC and the FERC approved SDG&E’s request to exercise its option to acquire the El Dorado power plant in 2011 in November 2007 and February 2008, respectively.

In April 2003, Sierra Pacific Resources and its utility subsidiary Nevada Power filed a lawsuit in the U.S. District Court in Nevada against major natural gas suppliers, including Sempra Energy, the Sempra Utilities and Sempra Commodities, seeking recovery of damages alleged to aggregate in excess of $150 million (before trebling). The lawsuit alleges a conspiracy to manipulate and inflate the prices that Nevada Power had to pay for its natural gas by preventing the construction of natural gas pipelines to serve Nevada and other Western states, and reporting artificially inflated prices to trade publications. The U.S. District Court dismissed the case in November 2004, determining that the FERC had exclusive jurisdiction to resolve the claims. In September 2007, the Ninth Circuit Court of Appeals reversed the dismissal and returned the case to the District Court for further proceedings.

Apart from the claims settled in connection with the Continental Forge settlement, the remaining 13 state antitrust actions that were coordinated in San Diego Superior Court against Sempra Energy, the Sempra Utilities and Sempra Commodities and other, unrelated energy companies, alleging that energy prices were unlawfully manipulated by the reporting of artificially inflated natural gas prices to trade publications and by entering into wash trades and churning transactions, were settled on January 4, 2008, for $2.5 million.

Pending in the U.S. District Court in Nevada are five cases against Sempra Energy, Sempra Commodities, the Sempra Utilities and various other companies, which make similar allegations to those in the state proceedings, four of which also include conspiracy allegations similar to those made in the Continental Forge litigation. The court dismissed four of these actions, determining that the FERC had exclusive jurisdiction to resolve the claims. The remaining case, which includes conspiracy allegations, was stayed. In September 2007, the Ninth Circuit Court of Appeals reversed the dismissal and these cases are expected to return to the District Court for further proceedings.

Electricity Cases

In May 2004, Wah Chang, a specialty metals manufacturer in Oregon, filed a lawsuit alleging that numerous entities, including Sempra Energy, Sempra Generation and Sempra Commodities, unlawfully manipulated wholesale electricity markets in California and the Pacific Northwest. The U.S. District Court in San Diego dismissed the case in February 2005 based on the Court’s determination that the FERC had exclusive jurisdiction to resolve the claims. In November 2007, the Ninth Circuit Court of Appeals affirmed the trial court’s dismissal.

In November 2006, the U.S. District Court in San Diego dismissed a lawsuit filed by the California Attorney General in November 2005 against Sempra Commodities alleging illegal market-gaming activities during the California energy crisis and claiming unspecified civil penalties and damages. The court ruled that only the FERC has the authority to regulate wholesale energy markets. The court also declined to remand the case to state court. The FERC has previously investigated and entered into settlements with numerous energy trading companies, including Sempra Commodities, regarding similar allegations. The California Attorney General has appealed the dismissal.

FERC Refund Proceedings

The FERC is investigating prices charged to buyers in the California Power Exchange (PX) and ISO markets by various electric suppliers. In December 2002, a FERC ALJ issued preliminary findings indicating that the PX and ISO owe power suppliers $1.2 billion for the October 2, 2000 through June 20, 2001 period (the $3.0 billion that the California PX and ISO still owe energy companies less $1.8 billion that the energy companies charged California customers in excess of the preliminarily determined competitive market clearing prices). In March 2003, the FERC adopted its ALJ's findings, but changed the calculation of the refund by basing it on a different estimate of natural gas prices, which would increase the refund obligations from $1.8 billion to more than $3 billion for the same time period.

Various parties appealed the FERC's order to the Ninth Circuit Court of Appeals. In August 2006, the Court of Appeals held that the FERC had properly established October 2, 2000 through June 20, 2001 as the refund period and had properly excluded certain bilateral transactions between sellers and the DWR from the refund proceedings. However, the court also held that the FERC erred in excluding certain multi-day transactions from the refund proceedings. Finally, while the court upheld the FERC's decision not to extend the refund proceedings to the summer period (prior to October 2, 2000), it found that the FERC had erred in not considering other remedies, such as disgorgement of profits, for tariff violations that are alleged to have occurred prior to October 2, 2000. The Court of Appeals remanded the matter to the FERC for further proceedings. In November 2007, Sempra Commodities and other entities filed requests for rehearing of the Court of Appeals’ August 2006 decision. In August 2007, the Ninth Circuit Court of Appeals issued a decision reversing and remanding FERC orders declining to provide refunds in a related proceeding regarding short-term bilateral sales up to one month in the Pacific Northwest. The court found that some of the short-term sales between the DWR and various sellers (including Sempra Commodities) that had previously been excluded from the refund proceeding involving sales in the ISO and PX markets in California, were within the scope of the Pacific Northwest refund proceeding. In December 2007, Sempra Commodities and other sellers filed requests for rehearing of the Court of Appeals’ August 2007 decision. It is possible that on remand, the FERC could order refunds for short-term sales to the DWR in the Pacific Northwest refund proceeding.

Sempra Commodities has reserves for its estimated refund liability that reflect its estimate of the effect of the FERC's revision of the benchmark prices it will use to calculate refunds and other refund-related developments.

SDG&E has been awarded $171 million through December 31, 2007, in settlement of certain claims against electricity suppliers related to the 2000 - 2001 California energy crisis. The net proceeds of these settlements are for the benefit of ratepayers and for the payment of third party fees associated with the recovery of these claims. Of the $171 million, all monies have been received by SDG&E, except for $10 million pending FERC approval.

In a separate complaint filed with the FERC in 2002, the California Attorney General challenged the FERC's authority to establish a market-based rate regime, and further contended that, even if such a regime were valid, electricity sellers had failed to comply with the FERC's quarterly reporting requirements. The Attorney General requested that the FERC order refunds from suppliers. The FERC dismissed the complaint and instead ordered sellers to restate their reports. After an appeal by the California Attorney General, the Ninth Circuit Court of Appeals upheld the FERC's authority to establish a market-based rate regime, but ordered remand of the case to the FERC for further proceedings, stating that failure to file transaction-specific quarterly reports gave the FERC authority to order refunds with respect to jurisdictional sellers. In December 2006, a group of sellers petitioned the United States Supreme Court to review the Ninth Circuit Court of Appeals' decision. In June 2007, the Supreme Court declined further review of the Ninth Circuit Court of Appeals' order. On remand, it is possible that the FERC could order refunds or disgorgement of profits for periods in addition to those covered by its prior refund orders and substantially increase the refunds that ultimately may be required to be paid by Sempra Commodities and other power suppliers.

At December 31, 2007, Sempra Commodities is owed approximately $100 million from energy sales made in 2000 and 2001 through the ISO and the PX markets. The collection of these receivables depends on several factors, including the California ISO and PX refund case. The company believes adequate reserves have been recorded.

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

In June 2003, the FERC issued several orders requiring various entities to show cause why they should not be found to have violated California ISO and PX tariffs. The FERC directed a number of entities, including Sempra Commodities, to show cause why they should not disgorge profits from certain transactions between January 1, 2000 and June 20, 2001 that are asserted to have constituted gaming and/or anomalous market behavior under the California ISO and/or PX tariffs. In October 2003, Sempra Commodities agreed to pay $7.2 million in full resolution of these investigations. That liability was recorded as of December 31, 2003. The Sempra Commodities settlement was approved by the FERC in August 2004. Certain California parties have sought rehearing on this order and the FERC has not yet responded.

Other Litigation

In October 2007, Southern California experienced catastrophic wildfires. The causes of many of these fires remain under investigation, including the possible role of SDG&E power lines affected by unusually high winds. In November 2007, the California Department of Forestry and Fire Protection (Cal Fire) issued a press release stating that power lines caused three of the fires in San Diego County and that together these three fires burned more than 200,000 acres and destroyed approximately 1,900 structures. Cal Fire is expected to issue a final report, and the CPUC’s Consumer Protection and Safety Division, which is also investigating the fires, is also expected to issue a report. Five lawsuits, four of which seek to be designated as class actions, have been filed against SDG&E in San Diego County Superior Court seeking unspecified amounts for damages relating to the fires. The lawsuits assert that SDG&E improperly designed and maintained its power lines and failed to adequately clear adjacent vegetation. The company has in excess of $1 billion in liability insurance and has notified its insurers of the lawsuits.

The company and several subsidiaries, along with three oil and natural gas companies, the City of Beverly Hills and the Beverly Hills Unified School District, are defendants in a toxic tort lawsuit filed in Los Angeles County Superior Court by approximately 1,000 plaintiffs claiming that various emissions resulted in cancer or fear of cancer. The company has submitted the case to its insurers, who have reserved their rights with respect to coverage. In November 2006, the court granted the defendants' summary judgment motions based on lack of medical causation for the 12 initial plaintiffs scheduled to go to trial first. The court also granted the company's separate summary judgment motion on punitive damages. Plaintiffs filed a notice of appeal in March 2007. The court has stayed the case as to the remaining plaintiffs pending the appeal.

In 1998, Sempra Energy and the Sempra Utilities converted their traditional pension plans (other than the SoCalGas union employee plan) to cash balance plans. In July 2005, a lawsuit was filed against SoCalGas in the U.S. District Court for the Central District of California alleging that the conversion unlawfully discriminated against older employees and failed to provide required disclosure of a reduction in benefits. In October 2005, the court dismissed three of the four causes of action and, in March 2006, dismissed the remaining cause of action. The Ninth Circuit Court of Appeals heard oral argument on the matter on February 15, 2008, and took the matter under submission.

Natural Gas Contracts

The Sempra Utilities buy natural gas under short-term and long-term contracts. Purchases are from various southwestern U.S., U.S. Rockies and Canadian suppliers and are primarily based on monthly spot-market prices. The Sempra Utilities transport natural gas under long-term firm pipeline capacity agreements that provide for annual reservation charges, which are recovered in rates. SoCalGas has commitments with pipeline companies for firm pipeline capacity under contracts that expire at various dates through 2018. Note 15 discusses the CPUC's Natural Gas Market OIR.

SDG&E has natural gas transportation contracts with various interstate pipelines that expire on various dates between 2008 and 2023. SDG&E currently purchases natural gas on a spot basis from Canada, the U.S. Rockies, and the southwestern United States to fill its long-term pipeline capacity, and purchases additional spot-market supplies delivered directly to California for its remaining requirements.

At December 31, 2007, the future minimum payments under existing natural gas contracts, primarily for the Sempra Utilities, were:

(Dollars in millions)	Storage and Transportation	Natural Gas	Total
2008	$146	$1,340	$1,486
2009	125	541	666
2010	98	540	638
2011	61	346	407
2012	33	4	37
Thereafter	236	--	236
Total minimum payments	$699	$2,771	$3,470

Total payments under natural gas contracts were $3.0 billion in 2007, $2.9 billion in 2006 and $3.5 billion in 2005. Sempra LNG has a purchase agreement with Tangguh PSC Contractors for the supply of 500 million cubic feet of natural gas per day from Indonesia’s Tangguh liquefaction facility to Sempra LNG’s Energía Costa Azul regasification terminal. The contracted volume deliveries under the 20-year agreement will commence in 2009 and supply half of the capacity of Energía Costa Azul. The price of natural gas to be purchased by Sempra LNG is based on the Southern California border index. As of December 31, 2007, minimum payments under this contract are expected to be $509 million in 2009, $1.3 billion in 2010, $1.3 billion in 2011, $1.3 billion in 2012 and $22 billion for the remainder of the contract term, based on the Southern California border index price, plus an estimated 1 percent escalation per year. No minimum payments are expected in 2008. Sempra LNG has contracts to sell a portion of the volumes purchased under the agreement with Tangguh PSC Contractors at prices that are based on the Southern California border index.

Purchased-Power Contracts

For 2008, SDG&E expects to receive 27 percent of its customer power requirements from DWR allocations. Of the remaining requirements, SONGS is expected to account for 19 percent, long-term contracts for 17 percent (of which 6 percent is provided by renewable energy contracts expiring on various dates through 2025), other SDG&E-owned generation (including Palomar) and tolling contracts for 19 percent and spot market purchases for 18 percent. The long-term contracts expire on various dates through 2033.

Sempra Commodities is committed to purchase $84 million of power in varying amounts through 2014.

At December 31, 2007, the estimated future minimum payments under the long-term contracts (not including the DWR allocations) were:

(Dollars in millions)
2008	$399
2009	448
2010	347
2011	349
2012	339
Thereafter	2,542
Total minimum payments	$4,424

The payments represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Excluding DWR-allocated contracts, total payments under the contracts were $351 million in 2007, $344 million in 2006 and $363 million in 2005.

Leases

The company has operating leases on real and personal property expiring at various dates from 2008 to 2045. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 3 percent to 6 percent. The rentals payable under these leases are determined on both fixed and percentage bases, and most leases contain extension options that are exercisable by the company. Rent expense totaled $141 million in 2007, $131 million in 2006, and $98 million in 2005. At December 31, 2007, the minimum rental commitments payable in future years under all noncancelable leases were as follows:

(Dollars in millions)
2008	$120
2009	115
2010	99
2011	78
2012	43
Thereafter	223
Total future rental commitments	$678

Construction Projects

Sempra Global has several subsidiaries that have developed or are in the process of constructing various capital projects in the United States and in Mexico. The following is a summary of commitments related to the projects developed or under development.

Sempra LNG

In December 2004, Sempra LNG entered into agreements primarily for the construction of the Energía Costa Azul LNG receipt facility and for the project's breakwater. As of December 31, 2007, Sempra LNG expects to make payments under the contracts of $45 million in 2008. In August 2005, Sempra LNG entered into an agreement with a group of companies for the construction of the Cameron LNG receipt facility. As of December 31, 2007, Sempra LNG expects to make payments under the contracts of $110 million in 2008.

Sempra Pipelines & Storage

Sempra Pipelines & Storage entered into agreements for the construction of the Cameron Interstate Pipeline and Liberty. At December 31, 2007, Sempra Pipelines & Storage expects to make payments under these contracts of $89 million and $20 million, respectively, in 2008.

Guarantees

The company’s guarantees related to Rockies Express are discussed in Note 6. The company also has guaranteed $25 million related to debt issued by Chilquinta Energía Finance Co., LLC, an unconsolidated affiliate, and $11 million related to Bangor Gas, which was sold during 2007. The fair value of these guarantees is negligible.

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

Environmental Issues

The company's operations are subject to federal, state and local environmental laws and regulations governing hazardous wastes, air and water quality, land use, solid waste disposal and the protection of wildlife. Laws and regulations require that the company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the company has been identified as a Potentially Responsible Party (PRP) under the federal Superfund laws and comparable state laws. The company is required to obtain numerous governmental permits, licenses and other approvals to construct facilities and operate its businesses, and must spend significant sums on environmental monitoring, pollution control equipment, mitigation costs and emissions fees. Increasing national and international concerns regarding global warming and mercury, carbon dioxide, nitrogen oxide and sulfur dioxide emissions could result in requirements for additional pollution control equipment or significant emissions fees or taxes that could adversely affect Sempra Generation. Costs incurred at the Sempra Utilities to operate the facilities in compliance with these laws and regulations generally have been recovered in customer rates.

Significant costs incurred to mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are generally capitalized. The company's capital expenditures to comply with environmental laws and regulations were $19 million in 2007, $26 million in 2006 and $20 million in 2005 (includes only the company's share in cases of non-wholly owned affiliates). The cost of compliance with these regulations over the next five years is not expected to be significant.

The company has identified no significant environmental issues outside the United States.

At the Sempra Utilities, costs that relate to current operations or an existing condition caused by past operations are generally recorded as a regulatory asset due to the probability that these costs will be recovered in rates.

The environmental issues currently facing the company or resolved during the last three years include investigation and remediation of the Sempra Utilities' manufactured-gas sites (33 completed as of December 31, 2007 and 12 to be completed, including two sites reopened during 2007), cleanup of third-party waste-disposal sites used by the company, which has been identified as a PRP (investigations and remediations continuing and one site completed) and mitigation of damage to the marine environment caused by the cooling-water discharge from SONGS (the requirements for enhanced fish protection, a 150-acre artificial reef and restoration of 150 acres of coastal wetlands are in process).

Environmental liabilities are recorded at undiscounted amounts when the company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the company has been able to determine whether it is liable or, if the liability is probable, to reasonably estimate the amount or range of amounts of the cost or certain components thereof. Estimates of the company's liability are further subject to other uncertainties, such as the nature and extent of site contamination, evolving remediation standards and imprecise engineering evaluations. The accruals are reviewed periodically and, as investigations and remediation proceed, adjustments are made as necessary. Not including the liability for SONGS marine mitigation, which SDG&E is participating in jointly with Edison, at December 31, 2007, the company's accrued liability for environmental matters was $55.6 million, of which $47 million is related to manufactured-gas sites, $6 million to cleanup at SDG&E's former fossil-fueled power plants, $1.4 million to waste-disposal sites used by the company (which has been identified as a PRP) and $1.2 million to other hazardous waste sites. The majority of these accruals are expected to be paid over the next two years. In connection with the issuance of operating permits, SDG&E and the other owners of SONGS previously reached an agreement with the California Coastal Commission to mitigate the environmental damage to the marine environment attributed to the cooling-water discharge from SONGS Units 2 and 3. At December 31, 2007, the estimated amount remaining to be spent by SDG&E through 2050 is $11 million, which is recoverable in rates.

Nuclear Insurance

SDG&E and the other owners of SONGS have insurance to respond to nuclear liability claims related to SONGS. The insurance provides coverage of $300 million, the maximum amount available. In addition, the Price-Anderson Act provides for up to $10.5 billion of secondary financial protection. Should any of the licensed/commercial reactors in the United States experience a nuclear liability loss that exceeds the $300 million insurance limit, all utilities owning nuclear reactors could be assessed to provide the secondary financial protection. SDG&E's total share would be up to $40 million, subject to an annual maximum assessment of $6 million, unless a default were to occur by any other SONGS owner. In the event the secondary financial protection limit were insufficient to cover the liability loss, SDG&E could be subject to an additional assessment.

SDG&E and the other owners of SONGS have $2.75 billion of nuclear property, decontamination and debris removal insurance and up to $490 million for outage expenses and replacement power costs incurred because of accidental property damage. This coverage is limited to $3.5 million per week for the first 52 weeks and $2.8 million per week for up to 110 additional weeks, after a waiting period of 12 weeks. The insurance is provided through a mutual insurance company, through which insured members are subject to retrospective premium assessments (up to $8.6 million in SDG&E's case).

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

Sempra Commodities monitors and controls its credit-risk exposures through various systems that evaluate its credit risk, and through credit approvals and limits. To manage the level of credit risk, Sempra Commodities deals with a majority of counterparties with good credit standing, enters into netting arrangements whenever possible and, where appropriate, obtains collateral or other security such as lock-box liens and downgrade triggers. Netting agreements incorporate rights of setoff that provide for the net settlement of subject contracts with the same counterparty in the event of default.

When operational, development projects at Sempra LNG and Sempra Pipelines & Storage will place significant reliance on the ability of their suppliers and customers to perform on long-term agreements and on the company's ability to enforce contract terms in the event of non-performance. The company considers many factors, including the negotiation of supplier and customer agreements, during its evaluation and approval of development projects.

NOTE 17. SEGMENT INFORMATION

The company has five separately managed reportable segments: SoCalGas, SDG&E, Sempra Commodities, Sempra Generation and Sempra Pipelines & Storage. The Sempra Utilities operate in essentially separate service territories under separate regulatory frameworks and rate structures set by the CPUC. SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California. SDG&E provides electric service to San Diego and southern Orange counties and natural gas service to San Diego County. Sempra Commodities, based in Stamford, Connecticut, is primarily a wholesale trader of physical and financial energy products and other commodities, and is also a trader and wholesaler of base metals, serving a broad range of customers in the United States, Canada, Europe and Asia. Sempra Commodities’ business also includes commodity sales on a retail basis to electricity and natural gas consumers. Sempra Generation primarily develops, owns and operates generation facilities in California, Nevada, Arizona and Mexico. Sempra Pipelines & Storage develops and owns natural gas pipelines and storage facilities in the United States and Mexico, and holds interests in companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. The "all other" amounts consist primarily of parent organizations and Sempra LNG.

The accounting policies of the segments are described in Note 1, and segment performance is evaluated by management based on reported net income. Sempra Utility transactions are based on rates set by the CPUC and the FERC.

Sales to the DWR, which is a customer of the Sempra Generation segment and which is discussed in various sections of this Annual Report, comprise 9 percent, 9 percent and 10 percent of Sempra Energy’s operating revenues in 2007, 2006 and 2005, respectively.

The operations that were discontinued in the first half of 2006, as described in Note 5, had been in the Sempra Generation segment, with the exception of Bangor Gas and Frontier Energy, which were in the Sempra Pipelines & Storage segment. The following tables exclude amounts from discontinued operations, unless otherwise noted.

	Years ended December 31,
(Dollars in millions)	2007		2006		2005
OPERATING REVENUES
SoCalGas	$4,282	38%	$4,181	36%	$4,617	40%
SDG&E	2,852	25	2,785	24	2,512	22
Sempra Commodities	2,674	23	3,256	28	2,724	23
Sempra Generation	1,476	13	1,454	12	1,708	15
Sempra Pipelines & Storage	314	3	295	2	317	3
Adjustments and eliminations	(81)	(1)	(123)	(1)	(141)	(1)
Intersegment revenues	(79)	(1)	(87)	(1)	(225)	(2)
Total	$11,438	100%	$11,761	100%	$11,512	100%
INTEREST EXPENSE
SoCalGas	$70		$70		$48
SDG&E	96		97		74
Sempra Commodities	48		72		49
Sempra Generation	15		19		28
Sempra Pipelines & Storage	16		14		16
All other	206		262		293
Intercompany eliminations	(179)		(183)		(198)
Total	$272		$351		$310
INTEREST INCOME
SoCalGas	$27		$29		$12
SDG&E	8		6		23
Sempra Commodities	17		10		14
Sempra Generation	28		32		5
Sempra Pipelines & Storage	14		18		17
All other	157		197		199
Intercompany eliminations	(179)		(183)		(198)
Total	$72		$109		$72
DEPRECIATION AND AMORTIZATION
SoCalGas	$281	41%	$267	41%	$264	42%
SDG&E	301	44	291	44	264	42
Sempra Commodities	26	3	25	4	28	5
Sempra Generation	56	8	46	7	39	6
Sempra Pipelines & Storage	11	2	12	2	12	2
All other	11	2	16	2	19	3
Total	$686	100%	$657	100%	$626	100%
INCOME TAX EXPENSE (BENEFIT)
SoCalGas	$160		$173		$97
SDG&E	135		152		89
Sempra Commodities	252		294		192
Sempra Generation	111		243		103
Sempra Pipelines & Storage	(2)		12		3
All other	(132)		(233)		(450)
Total	$524		$641		$34
EQUITY IN EARNINGS (LOSSES) OF UNCONSOLIDATED SUBSIDIARIES
Earnings (losses) recorded before tax:
Sempra Generation	$9		$354		$25
Sempra Pipelines & Storage	(4)		1		--
All other	(14)		(17)		(14)
Total	$(9)		$338		$11
Earnings (losses) recorded net of tax:
Sempra Pipelines & Storage	$59		$(166)		$55
Sempra Commodities	40		(16)		--
Total	$99		$(182)		$55

	At December 31 or years ended December 31,
(Dollars in millions)	2007		2006		2005
NET INCOME
SoCalGas*	$230	21%	$223	16%	$211	23%
SDG&E*	283	25	237	17	262	28
Sempra Commodities	499	45	504	36	460	50
Sempra Generation	162	15	375	27	149	16
Sempra Pipelines & Storage	64	6	(165)	(12)	64	7
Discontinued operations	(26)	(2)	315	22	7	1
All other	(113)	(10)	(83)	(6)	(233)	(25)
Total	$1,099	100%	$1,406	100%	$920	100%
ASSETS
SoCalGas	$6,406	21%	$6,359	22%	$6,007	21%
SDG&E	8,508	28	7,795	27	7,492	26
Sempra Commodities	9,985	33	9,881	34	11,262	38
Sempra Generation	1,759	6	2,416	8	2,774	9
Sempra Pipelines & Storage	2,287	8	2,215	8	1,775	6
Discontinued operations	--	--	62	--	611	2
All other	2,182	7	1,922	7	567	2
Intersegment receivables	(1,036)	(3)	(1,701)	(6)	(1,242)	(4)
Total	$30,091	100%	$28,949	100%	$29,246	100%
EXPENDITURES FOR PROPERTY, PLANT & EQUIPMENT
SoCalGas	$457	23%	$413	22%	$361	26%
SDG&E	714	35	1,070	56	464	34
Sempra Commodities	43	2	29	2	57	4
Sempra Generation	13	1	40	2	158	12
Sempra Pipelines & Storage	267	13	181	9	18	1
All other	517	26	644	34	319	23
Intercompany eliminations	--	--	(470)	(25)	--	--
Total	$2,011	100%	$1,907	100%	$1,377	100%
GEOGRAPHIC INFORMATION
Long-lived assets
United States	$13,752	85%	$12,384	87%	$11,254	88%
Latin America	2,352	15	1,865	13	1,493	11
Europe	23	--	12	--	100	1
Total	$16,127	100%	$14,261	100%	$12,847	100%

Operating revenues
United States	$10,165	89%	$10,407	89%	$10,157	88%
Latin America	652	6	637	5	658	6
Europe	525	5	638	6	639	6
Canada	37	--	43	--	33	--
Asia	59	--	36	--	25	--
Total	$11,438	100%	$11,761	100%	$11,512	100%
* after preferred dividends

 NOTE 18. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarters ended
(Dollars and shares in millions, except per share amounts)	March 31	June 30	September 30	December 31
2007
Operating revenues	$3,004	$2,661	$2,663	$3,110
Operating expenses	2,737	2,247	2,164	2,611
Operating income	$267	$414	$499	$499

Income from continuing operations	$227	$280	$330	$288
Net income	$228	$277	$305	$289

Basic earnings per share:*
Income from continuing operations	$0.88	$1.08	$1.27	$1.12
Net income	$0.88	$1.07	$1.17	$1.12
Average common shares outstanding	259.5	260.2	259.6	257.9

Diluted earnings per share:*
Income from continuing operations	$0.86	$1.06	$1.24	$1.10
Net income	$0.86	$1.05	$1.15	$1.10
Average common shares outstanding	264.0	265.0	264.3	262.8
2006
Operating revenues	$3,336	$2,486	$2,694	$3,245
Operating expenses	2,924	2,149	2,228	2,675
Operating income	$412	$337	$466	$570

Income from continuing operations	$234	$185	$543	$129
Net income	$255	$373	$653	$125

Basic earnings per share:*
Income from continuing operations	$0.92	$0.73	$2.11	$0.50
Net income	$1.00	$1.46	$2.54	$0.48
Average common shares outstanding	254.3	255.7	257.5	258.4

Diluted earnings per share:*
Income from continuing operations	$0.90	$0.71	$2.07	$0.49
Net income	$0.98	$1.43	$2.49	$0.47
Average common shares outstanding	259.3	260.3	262.1	263.4
*		Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

Net income for the second quarter of 2006 included a $227 million gain from the sale of Twin Oaks in results from discontinued operations. In the third quarter of 2006, net income included a $211 million gain from the sale of the Topaz power plants (as discussed in Note 4) and, in discontinued operations, a $104 million gain on the sale of SEPCO. Net income in the fourth quarter of 2006 included a $221 million impairment loss associated with Sempra Pipelines & Storage’s Argentine investments. Discontinued operations are discussed further in Note 5.