Form 10-K, Exhibit 13
period 2008-12-31
SEMPRA ENERGY
filed 2009-02-24
CIK 1032208

Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section of the 2008 Annual Report includes

▪

A description of our business

▪

An executive summary

▪

A discussion and analysis of our operating results for 2006 through 2008

▪

Information about our capital resources and liquidity

▪

Major factors expected to influence our future operating results

▪

A discussion of market risk affecting our businesses

▪

A table of accounting policies that we consider critical to our financial condition and results of operations

You should read Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the Consolidated Financial Statements included in this Annual Report.

OUR BUSINESS

Sempra Energy is a Fortune 500 energy services holding company whose business units provide electric, natural gas and other energy products and services to their customers. Our operations are divided principally between the Sempra Utilities and Sempra Global. The Sempra Utilities consist of two California regulated public utility companies, 1) San Diego Gas & Electric Company (SDG&E) and 2) Southern California Gas Company (SoCalGas). Sempra Global consists of businesses engaged in providing energy products and services. (See Figure 1.)

Sempra Energy®
Sempra Utilities
Sempra Global
San Diego Gas & Electric
Southern California Gas
Sempra Commodities
Sempra Generation
Sempra LNG
Sempra Pipelines & Storage

Figure 1: Sempra Energy's Business Units

This report includes information for the following separate registrants:

▪

Sempra Energy and its consolidated entities

▪

SDG&E

▪

Pacific Enterprises (PE), the holding company for SoCalGas

▪

SoCalGas

References in this report to "we," "our" and "Sempra Energy Consolidated" are to Sempra Energy and its consolidated entities, collectively, unless otherwise indicated by its context.

PE's operations consist solely of those of SoCalGas and additional items (e.g., cash, intercompany accounts and equity) attributable to being a holding company for SoCalGas.

Below are the summary descriptions of our operating business units.

SEMPRA BUSINESS UNITS

SEMPRA UTILITIES
	MARKET	SERVICE TERRITORY
SAN DIEGO GAS AND ELECTRIC COMPANY (SDG&E) A regulated public utility; infrastructure supports electric distribution and transmission, and natural gas distribution	▪ Provides electricity to 3.4 million consumers ▪ Provides natural gas to 3.1 million consumers	Serves the county of San Diego, CA and southern Orange County covering 4,100 square miles
SOUTHERN CALIFORNIA GAS COMPANY (SOCALGAS) A regulated public utility; infrastructure supports natural gas distribution, transmission and storage	▪ Residential, commercial, industrial, utility electric generation and wholesale customers ▪ Covers a population of 20.5 million	Southern California and portions of Central California (excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County) covering 20,000 square miles

The Sempra Utilities consist of SDG&E and SoCalGas.

SDG&E

SDG&E provides electricity to 3.4 million consumers and natural gas to 3.1 million consumers. It delivers the electricity through 1.4 million meters in San Diego County and an adjacent portion of southern Orange County, California. SDG&E's electric energy is purchased from others or generated from its Palomar and Miramar electric generation facilities and its 20-percent ownership interest in the San Onofre Nuclear Generating Station (SONGS). SDG&E also delivers natural gas through 840,000 meters in San Diego County and transports electricity and natural gas for others. SDG&E's service territory encompasses 4,100 square miles.

Sempra Energy indirectly owns all of the common stock of SDG&E. SDG&E also has issued publicly held preferred stock. The preferred stock has liquidation preferences totaling $79 million and represents less than 3% of the ordinary voting power of SDG&E shares.

SDG&E's financial statements include a variable interest entity, Otay Mesa Energy Center LLC (Otay Mesa VIE), as we discuss in Note 1 of the Notes to Consolidated Financial Statements.

SoCalGas

SoCalGas is the nation's largest natural gas distribution utility.  SoCalGas owns and operates a natural gas distribution, transmission, and storage system that supplies natural gas to approximately 20,000 square miles of service territory.  Its service territory extends from San Luis Obispo, California in the north to the Mexican border in the south, excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County. SoCalGas provides natural gas service to residential, commercial, industrial, utility electric generation and wholesale customers through 5.7 million meters, covering a population of 20.5 million.

Sempra Energy owns all of the common stock of PE and PE owns all of the common stock of SoCalGas. PE and SoCalGas also have publicly held preferred stock, which represents less than 1% of the ordinary voting power of each company. The PE and SoCalGas preferred stock have liquidation preferences totaling $80 million and $22 million, respectively.

SEMPRA GLOBAL
	MARKET	GEOGRAPHIC REGION
SEMPRA COMMODITIES RBS Sempra Commodities, a joint venture with The Royal Bank of Scotland (RBS), a commodities- marketing business	▪ Natural gas; natural gas liquids ▪ Power ▪ Petroleum and petroleum products ▪ Coal ▪ Emissions ▪ Ethanol ▪ Base metals	Global
SEMPRA GENERATION Develops, owns and operates electric power plants	▪ Wholesale electricity	U.S.A. Mexico
SEMPRA PIPELINES & STORAGE Develops, owns and operates, or holds interests in, natural gas pipelines and storage facilities, and natural gas and electric service providers	▪ Natural gas ▪ Electricity	U.S.A. Mexico Argentina Chile Peru
SEMPRA LNG Develops, owns and operates receipt terminals for importing liquefied natural gas (LNG)	▪ Natural gas	U.S.A. Mexico

Sempra Global is a holding company for most of our subsidiaries that are not subject to California utility regulation. Sempra Global's principal business units, which provide energy-related products and services, are

▪

Sempra Commodities

▪

Sempra Generation

▪

Sempra Pipelines & Storage

▪

Sempra LNG

A description of each business unit follows.

Sempra Commodities

Sempra Commodities holds our investment in RBS Sempra Commodities LLP (RBS Sempra Commodities), a joint venture with The Royal Bank of Scotland (RBS). The partnership was formed on April 1, 2008 from our commodities-marketing businesses previously reported in this business unit. The partnership's commodities-trading businesses serve customers in the global markets for natural gas, natural gas liquids, power, petroleum and petroleum products, coal, emissions, ethanol and base metals. We provide further discussion about the joint venture in Notes 3, 4 and 6 of the Notes to Consolidated Financial Statements. Sempra Commodities also includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline.

Sempra Generation

Sempra Generation develops, owns and operates electric power plants serving wholesale electricity markets in North America. It sells electricity under long-term contracts and into the spot market and other competitive markets. Sempra Generation purchases natural gas to fuel its natural gas-fired power plants and may also purchase electricity in the open market to satisfy its contractual obligations. Sempra Generation also develops renewable energy generation projects.

The following table provides information about each of Sempra Generation's power plants. Approximately 75% and 60% of this generating capacity is under long-term contracts with the California Department of Water Resources (DWR) and other parties through 2010 and 2011, respectively.

SEMPRA GENERATION POWER PLANTS
Capacity in Megawatts (MW)
Power Plant	Maximum Generating Capacity		First In Service	Location
Mesquite Power	1,250		2003	Arlington, AZ
Termoeléctrica de Mexicali	625		2003	Mexicali, Baja California, Mexico
El Dorado	490	*	2000	Boulder City, NV
Elk Hills (50% owned)	275	**	2003	Bakersfield, CA
Total MW in operation	2,640
*	Includes 10 MW of solar generating capacity
**	Sempra Generation's share

Sempra Generation’s three 100%-owned facilities, Mesquite Power, Termoeléctrica de Mexicali, and El Dorado, sell the majority of their output under long-term contracts and a purchased-power contract. The largest contract is with the DWR and provides for 1,200 MW to be supplied during all hours and an additional 400 MW during peak hours. This contract ends September 30, 2011. Sempra Generation also has other purchased-power contracts, primarily with RBS Sempra Commodities, to sell varying amounts of power through 2012. In addition to these contracts, Sempra Generation has a purchased-power contract expiring in 2010 that permits the call for delivery of up to 300 MW of power, both peak and off peak hours, at a predetermined price. Combined, including the DWR contract, these contracts are expected to utilize approximately 85% to 90% of the Sempra Generation 100%-owned fleet capacity output through September 30, 2011; the remaining output is expected to be sold into the California market on a daily basis.

The El Dorado facility (excluding the solar facility) is expected to be transferred to SDG&E on October 1, 2011, which coincides with the end of the DWR contract. Note 14 of the Notes to Consolidated Financial Statements provides information on this transfer.

Sempra Generation also has a 50% equity interest in Elk Hills, a merchant plant located in Bakersfield, California. Elk Hills sells its output into the California market on a daily basis.

Subject to approval by the California Public Utilities Commission, Sempra Generation has a 20-year power purchase agreement with Pacific Gas and Electric for all of the output of its 10-MW solar facility.

Sempra Pipelines & Storage

Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas pipelines and storage facilities in the United States and Mexico, and in companies that provide natural gas or electric services in Argentina, Chile, Mexico and Peru. Sempra Pipelines & Storage is currently pursuing the sale of its interests in the Argentine utilities, which we discuss further in Note 4 of the Notes to Consolidated Financial Statements.

The natural gas distribution utility that operates in three separate areas in Mexico had a customer count of 94,650 and sales volume of 52 million cubic feet per day in 2008, which is comparable to amounts in 2007. The pipeline system in Mexico was recently expanded and had a contracted capacity for up to 2,600 million cubic feet per day in 2008 and 450 million cubic feet per day in 2007. The increase in 2008 was due to the start of commercial operations of the pipeline expansion in connection with Sempra LNG's Energía Costa Azul LNG receipt terminal, which uses these pipelines to transport its regasified natural gas and began operations in May 2008.

Sempra Pipelines & Storage also includes the operations of EnergySouth, which it acquired in October 2008. EnergySouth owns and operates, or holds interests in, natural gas underground storage and related pipeline facilities in Alabama and Mississippi (now Sempra Midstream), and owns Mobile Gas Service Corporation (Mobile Gas), a small regulated natural gas distribution utility in Southwest Alabama.

Sempra Pipelines & Storage, Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips are, through Rockies Express, jointly developing a natural gas pipeline, the Rockies Express Pipeline (REX), that will link producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Our participation in the project is 25%. Sempra Rockies Marketing, part of the Sempra Commodities segment, has an agreement with Rockies Express for 200 million cubic feet per day of capacity on the REX, which will have capacity of 1.8 billion cubic feet (Bcf) per day.  Sempra Rockies Marketing has released a portion of this capacity to RBS Sempra Commodities, and RBS Sempra Commodities has assisted Sempra Rockies Marketing with marketing remaining capacity.

REX-West, the segment of the pipeline which extends 713 miles from the Cheyenne Hub to Audrain County in Missouri, began interim service in January and full service in May 2008. Construction began in July 2008 on REX-East, which will extend the pipeline from Audrain County to Clarington in Ohio. Subject to receipt of regulatory approvals, REX-East is expected to be fully operational in late 2009, with service to delivering points in Illinois, Indiana and Ohio during 2009.

Sempra LNG

Sempra LNG develops, owns and operates receipt terminals for importing liquefied natural gas (LNG), and has supply and marketing agreements to provide natural gas. Sempra LNG utilizes its regasification terminals by entering into long-term firm capacity service agreements when able to do so. Under these agreements, customers pay Sempra LNG fees to use its facilities to regasify the customer's LNG. Sempra LNG also may enter into long-term supply agreements to purchase LNG, which is regasified at its terminals for sale to other parties. Sempra LNG may also fill capacity and purchase LNG supplies under short-term contracts.

Sempra LNG’s Energía Costa Azul LNG receipt terminal in Baja California, Mexico began commercial operations in May 2008 and has a sendout capacity of 1 Bcf of natural gas per day. The Energía Costa Azul facility currently generates revenue under an agreement with Shell México Gas Natural, using one-half of the terminal’s capacity. Sempra LNG has a purchase agreement with Tangguh PSC Contractors (Tangguh PSC) for the supply of 500 million cubic feet of natural gas per day from Indonesia’s Tangguh liquefaction facility to Sempra LNG’s Energía Costa Azul regasification terminal at a price based on the Southern California border index price for natural gas. Sempra LNG has a contract to sell a portion of the volumes purchased from Tangguh PSC to Mexico’s national electric company, Comisión Federal de Electricidad (CFE) at prices that are based on the Southern California border index price. Sempra LNG also has an agreement with RBS Sempra Commodities for RBS Sempra Commodities to market any volumes purchased from Tangguh PSC that are not sold to the CFE.

A nitrogen-injection facility currently under construction will allow the terminal to process LNG cargoes from a wider variety of sources and will provide additional revenue from payments for the injection service.

Sempra LNG’s Cameron LNG receipt terminal is currently under construction in Hackberry, Louisiana. In the second half of 2009, we expect to complete construction and begin receiving capacity revenues.  The facility will have a capacity of 1.5 Bcf per day, and 40% of the capacity is contracted for twenty years following the start of facility operations.

Sempra LNG also owns property in Port Arthur, Texas, that we are evaluating for potential development.

REGULATION OF SEMPRA UTILITIES AND OTHER BUSINESS UNITS

The Sempra Utilities are regulated by federal, state and local governmental agencies. The primary regulatory agency is the California Public Utilities Commission (CPUC). The CPUC regulates the Sempra Utilities' rates and operations in California, except for SDG&E's electric transmission operations. The Federal Energy Regulatory Commission (FERC) regulates SDG&E's electric transmission operations. The FERC also regulates interstate transportation of natural gas and various related matters.

The Nuclear Regulatory Commission regulates the San Onofre nuclear generating plant, in which SDG&E owns a 20% interest. Municipalities and other local authorities regulate the location of utility assets, including natural gas pipelines and electric lines. Sempra Energy's other business units are also regulated by the FERC, various state commissions, local governmental entities, and various similar authorities in countries other than the United States.

EXECUTIVE SUMMARY

BUSINESS STRATEGY

Our ongoing focus is to enhance shareholder value and meet customer needs by sustaining the financial strength, operational flexibility and skilled workforce needed to succeed in rapidly changing market conditions. To accomplish these goals, we evaluate market opportunities with our extensive industry expertise combined with rigorous risk management.

The key components of our strategy include the following:

▪

Continue investment in North American natural gas infrastructure and the Sempra Utilities;

▪

Expand our commodities-marketing business with reduced risk through our joint venture with RBS;

▪

Focus on renewable-energy development in both the Sempra Utilities and Sempra Global; and

▪

Continue the Sempra Utilities' long-term energy plan that encompasses a balance of energy conservation, renewable resources, power plants and transmission lines.

As we execute our strategy, we remain focused on the escalating concerns about global warming and the future regulation of greenhouse gases. Because natural gas is the cleanest of all fossil fuels, we expect it will play a critical role as a bridge to a "greener" future as renewable sources, such as solar, wind and biomass, become a growing part of North America's energy mix. Our power-generating facilities at Sempra Generation and SDG&E employ the latest clean-burning natural gas technology to keep emissions low. In addition, our utilities have been recognized nationally for their leadership in energy efficiency, and SDG&E is working aggressively to contract for new renewable resources. Upon completion, SDG&E's Sunrise Powerlink will serve as a key transmission gateway to import energy from renewable sources into the San Diego region.

KEY ISSUES IN 2008

Below are the key issues that affected our business in 2008; some of these issues may continue to affect our results in the future. Each issue includes the page number you may reference for additional details:

▪

We entered into a joint venture creating RBS Sempra Commodities (116).

▪

We completed a $1 billion common stock repurchase program (166).

▪

We increased quarterly dividends on our common shares to $0.35 per share ($1.40 annually) (28).

▪

The Sempra Utilities completed the 2008 General Rate Case with the CPUC which set rates for 2008 through 2011 effective January 1, 2008 (169).

▪

The CPUC approved SDG&E's proposed Sunrise Powerlink electric transmission line (167).

▪

We acquired EnergySouth (117).

▪

Sempra LNG's Energía Costa Azul LNG receipt terminal began commercial operations in May 2008 (6).

▪

Sempra Pipelines & Storage completed the expansion of its pipeline system in Mexico, which connects to the Energía Costa Azul LNG receipt terminal (6).

▪

The Rockies Express-West pipeline began full-service operations in May 2008 (6).

▪

Construction began on the Rockies Express-East pipeline in July 2008 (6).

▪

We completed our first solar energy project, a 10-MW photovoltaic power-generation facility and the largest operational thin-film solar power project in North America (44).

▪

SDG&E completed the initial installation of 4,500 advanced meters and is on schedule to complete the full installation of 1.4 million electric meters and 900,000 natural gas meters by the end of 2011 (172).

▪

SoCalGas requested approval from the CPUC to upgrade approximately 6 million natural gas meters with advanced metering infrastructure at an estimated cost of $1.1 billion (172).

▪

There was increased litigation and investigation related to the 2007 California wildfires (173).

RESULTS OF OPERATIONS

We discuss the following in Results of Operations:

▪

Overall results of our operations and factors affecting those results

▪

Our business unit results

▪

Significant changes in revenues, costs and earnings between periods

OVERALL RESULTS OF OPERATIONS OF SEMPRA ENERGY AND FACTORS AFFECTING THE RESULTS

The graphs below show our overall operations from 2004 to 2008. Our 2008 income from continuing operations decreased due to

▪

lower earnings at Sempra Commodities due to our reduced ownership interest in the business; and

▪

higher net losses at Parent and Other, offset by

▪

improved results at the Sempra Utilities, Sempra Generation and Sempra Pipelines & Storage.

Our net income in 2007 included losses from discontinued operations of $26 million.

Diluted earnings per share increased by $0.27 per share, primarily as a result of the reduction in shares outstanding from our $1 billion share repurchase and increased net income. The impact from the share repurchase was a positive $0.20 per share.

OVERALL OPERATIONS OF SEMPRA ENERGY FROM 2004 TO 2008
(Dollars and shares in millions, except per share amounts)

Our income from continuing operations increased in 2007 due to higher earnings at SDG&E. Also, results in 2006 included a $221 million after-tax impairment of Sempra Pipelines & Storage's Argentine investments, offset by a $204 million after-tax gain in 2006 from Sempra Generation's sale of its investment in Topaz Power Partners (Topaz).

Our net income decreased in 2007 because our results for 2006 included $315 million in after-tax income from discontinued operations primarily due to asset sales. We discuss these asset sales in more detail in Note 5 of the Notes to Consolidated Financial Statements.

The following table shows our net income (loss) by business unit, which we discuss below in "Business Unit Results."

SEMPRA ENERGY NET INCOME (LOSS) BY BUSINESS UNIT 2006-2008
(Dollars in millions)
	Years ended December 31,
	2008		2007		2006
Sempra Utilities:
San Diego Gas & Electric Company*	$339	31%	$283	25%	$237	17%
Southern California Gas Company*	244	22	230	21	223	16

Sempra Global:
Sempra Commodities**	345	31	499	45	504	36
Sempra Generation	222	20	162	15	375	27
Sempra Pipelines & Storage	106	9	64	6	(165)	(12)
Sempra LNG	(46)	(4)	(46)	(4)	(42)	(3)

Parent and other***	(97)	(9)	(67)	(6)	(41)	(3)
Income from continuing operations	1,113	100	1,125	102	1,091	78
Discontinued operations, net of income tax	--	--	(26)	(2)	315	22
Consolidated net income	$1,113	100%	$1,099	100%	$1,406	100%
*	After preferred dividends.
**

Includes our portion of RBS Sempra Commodities' joint venture earnings since the formation of the joint venture on April 1, 2008, and 100% of the commodities-marketing businesses prior to April 1, 2008. Also includes the operating results of Sempra Rockies Marketing, as well as interest, income taxes, cost allocations and other items associated with the joint venture.

***

Includes after-tax interest expense ($85 million in 2008, $82 million in 2007 and $101 million in 2006), intercompany eliminations recorded in consolidation and certain corporate costs incurred at Sempra Global.

BUSINESS UNIT RESULTS

The following section is a discussion of net income by Sempra Energy business unit, as it appears in the table above.

NET INCOME BY BUSINESS UNIT – SEMPRA UTILITIES
(Dollars in millions)

SDG&E

Our SDG&E business unit recorded net income of:

▪

$339 million in 2008 ($344 million before preferred dividends)

▪

$283 million in 2007 ($288 million before preferred dividends)

▪

$237 million in 2006 ($242 million before preferred dividends)

In 2008, the increase of $56 million (20%) was due to

▪

$62 million increased CPUC authorized margin in excess of higher operation and maintenance expenses;

▪

$14 million favorable effect from lower income tax rates on current operating activity in 2008 from an increase in tax deductions, as we discuss in "Income Taxes" below;

▪

$8 million higher regulatory awards in 2008; and

▪

$6 million higher electric transmission earnings in 2008 due to a higher rate base; offset by

▪

$19 million lower favorable resolution of regulatory matters in 2008 ($7 million in 2008 compared to $26 million in 2007); and

▪

$18 million due to higher litigation expenses in 2008 ($25 million in 2008 compared to $7 million in 2007).

The increase in 2007 of $46 million (19%) was due to

▪

$15 million higher electric transmission earnings due to a higher rate base;

▪

$7 million due to the Palomar electric generation facility operating for twelve months in 2007 as compared to nine months in 2006;

▪

$18 million higher favorable resolution of prior years' income tax issues in 2007; and

▪

$26 million from the resolution of a regulatory item associated with the disposition of a power plant in a prior year.

These increases in 2007 were offset by the favorable resolution of regulatory items recorded in 2006, including:

▪

$13 million resolution of a prior-year cost recovery issue

▪

$8 million due to CPUC authorization of retroactive recovery on SONGS revenues related to a computational error in the 2004 Cost of Service

▪

$4 million due to FERC approval to recover prior-year Independent System Operator (ISO) charges in 2006

SoCalGas

Our SoCalGas business unit recorded net income of:

▪

$244 million in 2008 ($245 million before preferred dividends)

▪

$230 million in 2007 ($231 million before preferred dividends)

▪

$223 million in 2006 ($224 million before preferred dividends)

In 2008, the increase of $14 million (6%) was due to

▪

$18 million due to a lower effective tax rate, as we discuss in "Income Taxes" below;

▪

$7 million favorable resolution of a regulatory matter in 2008;

▪

$7 million from increased CPUC authorized margin in excess of higher operation and maintenance expenses; and

▪

$3 million higher regulatory awards ($9 million in 2008 compared to $6 million in 2007), offset by

▪

$8 million increase in litigation expenses;

▪

$7 million lower noncore natural gas storage revenue in 2008 due to the new earnings sharing mechanism in effect for 2008 associated with the 2008 Biennial Cost Allocation Proceeding (BCAP) decision ($9 million in 2008 compared to $16 million in 2007); and

▪

$5 million higher bad debt expense in 2008.

The increase of $7 million (3%) in 2007 was due primarily to

▪

$9 million higher authorized base margins, net of higher operation and maintenance expenses; and

▪

$10 million lower income tax expense due to a lower effective tax rate in 2007, offset by

▪

$7 million from the favorable resolution of a natural gas royalty matter in 2006.

NET INCOME (LOSS) BY BUSINESS UNIT – SEMPRA GLOBAL
(Dollars in millions)

*   2006 included $204 million gain from the sale of Topaz power plants.

**  2006 included $221 million of impairment losses from Argentine investments.

Sempra Commodities

Our Sempra Commodities business unit recorded net income of:

▪

$345 million in 2008

▪

$499 million in 2007

▪

$504 million in 2006

Results for the second through the fourth quarters of 2008 primarily represent our equity earnings from RBS Sempra Commodities, formed on April 1, 2008, as well as other items discussed below. Results for 2006, 2007 and the first quarter of 2008 represent 100% of the commodities-marketing businesses' earnings until the formation of the joint venture.

The decrease in 2008 of $154 million (31%) was due to our decreased ownership interest in the business, offset by a $67 million gain on the transaction with RBS.

The decrease in 2007 of $5 million (1%) was due to

▪

$19 million net income effect of an increase in reserves related to energy crisis litigation;

▪

$25 million reduction due to the phase-out of synthetic fuels tax credits; and

▪

decreased earnings in the natural gas market, largely offset by

▪

increased earnings, primarily for metals and power;

▪

$32 million recorded in 2007 in the power product line margin representing the value of preferred stock received for services rendered; and

▪

$18 million gain (after related costs) on the sale of equity method investments in 2007.

A portion of the decrease in earnings in 2007 was also the result of

▪

earnings variability associated with certain commodity inventories; and

▪

storage and transportation capacity contracts that were not being marked to market although the corresponding hedges qualified as derivative instruments and were marked to market.

Sempra Generation

Sempra Generation recorded net income of:

▪

$222 million in 2008

▪

$162 million in 2007

▪

$375 million in 2006

The increase in 2008 of $60 million (37%) was due to

▪

$37 million higher earnings primarily due to plant scheduled major maintenance and associated down time in 2007;

▪

$16 million lower income tax expense related to Mexican currency translation and inflation adjustments; and

▪

$9 million lower income tax expense due to tax credits on Sempra Generation's solar generating facility.

The decrease of $213 million (57%) in 2007 was due to the following in 2006:

▪

$204 million gain from the sale of the Topaz power plants;

▪

$6 million of Topaz operational earnings prior to the sale; and

▪

$16 million of earnings related to construction of the Palomar generating facility for SDG&E, offset by

▪

$18 million of litigation expense primarily related to the April 2006 DWR arbitration decision (discussed in Note 16 of the Notes to Consolidated Financial Statements).

Sempra Pipelines & Storage

Our Sempra Pipelines & Storage business unit recorded net income (loss) of:

▪

$106 million in 2008

▪

$64 million in 2007

▪

$(165) million in 2006

The increase of $42 million (66%) in 2008 was due to:

▪

$30 million from Rockies Express-West, which began operations in the first quarter of 2008

▪

$18 million of higher earnings from the commencement of LNG-related pipeline operations in Mexico in the second quarter of 2008

In 2006, Sempra Pipelines & Storage recorded a $221 million impairment loss associated with the decision to sell its Argentine investments and $24 million of income tax expense related to repatriation of foreign earnings.

Sempra LNG

Sempra LNG recorded net losses of:

▪

$(46) million in 2008

▪

$(46) million in 2007

▪

$(42) million in 2006

Although net loss remained unchanged in 2008, the current year included the following items compared to 2007:

▪

$15 million lower mark-to-market losses related to a natural gas marketing agreement with RBS Sempra Commodities; and

▪

a $10 million after-tax cash payment received for the early termination of a capacity agreement with Merrill Lynch Commodities Inc. for the Cameron LNG receipt terminal; offset by

▪

$22 million higher general and administrative and operating expenses, including $13 million of costs for LNG supplies for the Energía Costa Azul LNG receipt terminal.

The increased loss in 2007 was due to a $2 million increase in mark-to-market loss related to a natural gas marketing agreement with Sempra Commodities and higher development and general and administrative expenses.

Parent and Other

Net losses for Parent and Other were

▪

$(97) million in 2008

▪

$(67) million in 2007

▪

$(41) million in 2006

The increase in net loss in 2008 of $30 million (45%) was primarily due to

▪

$23 million of investment losses in 2008 compared to $6 million of gains in 2007 on dedicated assets in support of our executive retirement and deferred compensation plans due to the market declines in 2008. This amount is net of the reduction in deferred compensation liability associated with the investments;

▪

$14 million gain from interest-rate swaps in 2007; and

▪

$8 million Mexican peso exchange losses, net of lower Mexican currency translation and inflation tax adjustments; offset by

▪

$13 million lower income tax expense primarily from the higher favorable resolution of prior years' income tax issues in 2008; and

▪

$10 million lower interest expense related to litigation reserves in 2008.

The increase in net loss in 2007 of $26 million (63%) was primarily due to

▪

$38 million favorable resolution of a state income tax matter in 2006;

▪

$12 million for contributions to fund the newly-formed Sempra Energy Foundation (a private charitable foundation) in 2007; and

▪

$8 million in interest income related to an insurance claim in 2006, offset by

▪

$26 million lower net interest expense in 2007 primarily due to the 2006 Sempra Generation asset sales; and

▪

$14 million net gain from interest-rate swaps.

CHANGES IN REVENUES, COSTS AND EARNINGS

This section contains a discussion of the differences between periods in the specific line items of the Statements of Consolidated Income for Sempra Energy, SDG&E, PE and SoCalGas.

Sempra Utilities Revenues

Sempra Utilities revenues are comprised of natural gas revenues at SDG&E and SoCalGas, and electric revenues at SDG&E. Intercompany revenues included in the separate revenues of each utility are eliminated in the Sempra Energy Statements of Consolidated Income.

The current regulatory framework permits the cost of natural gas purchased for core customers (primarily residential and small commercial and industrial customers) to be passed on to customers substantially as incurred. However, SoCalGas' Gas Cost Incentive Mechanism (GCIM) provides SoCalGas the opportunity to share in the savings and/or costs from buying natural gas for its core customers at prices below or above market-based monthly benchmarks. The mechanism permits full recovery of costs incurred when average purchase costs are within a price range around a monthly benchmark price. Any higher costs or savings realized outside this range are shared between the core customers and SoCalGas. Through March 31, 2008, when SoCalGas assumed the purchasing for SDG&E's core customer natural gas requirements on a combined portfolio basis, SDG&E had a similar incentive mechanism that allowed cost sharing. We provide further discussion in Notes 1 and 15 of the Notes to Consolidated Financial Statements.

Sempra Utilities: Natural Gas Revenues and Cost of Natural Gas

The tables below show natural gas revenues for Sempra Energy, SDG&E and SoCalGas. The Sempra Energy amounts reflect SDG&E and SoCalGas revenues, net of intercompany transactions. Because the cost of natural gas is recovered in rates, changes in the cost are reflected in the changes in revenues.

SEMPRA ENERGY CONSOLIDATED:
NATURAL GAS SALES, TRANSPORTATION AND EXCHANGE 2006-2008
(Volumes in billion cubic feet, dollars in millions)
			Transportation
	Natural Gas Sales		and Exchange		Total
Customer Class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2008:
Residential	271	$3,385	1	$4	272	$3,389
Commercial and industrial	120	1,318	282	198	402	1,516
Electric generation plants	--	--	300	106	300	106
Wholesale	--	--	18	6	18	6
	391	$4,703	601	$314	992	5,017
Other revenues						146
Balancing accounts*						256
Total						$5,419
2007:
Residential	277	$3,065	1	$5	278	$3,070
Commercial and industrial	127	1,159	282	215	409	1,374
Electric generation plants	--	1	264	112	264	113
Wholesale	--	--	19	8	19	8
	404	$4,225	566	$340	970	4,565
Other revenues						90
Balancing accounts*						214
Total						$4,869
2006:
Residential	278	$3,124	1	$5	279	$3,129
Commercial and industrial	124	1,157	276	223	400	1,380
Electric generation plants	--	2	248	118	248	120
Wholesale	--	--	21	8	21	8
	402	$4,283	546	$354	948	4,637
Other revenues						75
Balancing accounts*						51
Total						$4,763
*						We discuss balancing accounts and their effects in Note 1 of the Notes to Consolidated Financial Statements.

In 2008, our natural gas revenues increased by $550 million (11%) to $5.4 billion, and the cost of natural gas increased by $481 million (17%) to $3.2 billion. The increase in revenues was primarily due to

▪

$481 million increase in cost of natural gas resulting from higher natural gas prices;

▪

$27 million higher authorized base margin;

▪

$24 million due to revenue sharing in 2007 at SoCalGas. Effective with the adoption of the 2008 General Rate Case (GRC), the Sempra Utilities are no longer subject to the performance-based regulation that required this revenue sharing;

▪

$12 million favorable resolution of a regulatory matter in 2008, offset by

▪

$11 million lower noncore natural gas storage revenue in 2008.

In 2007, our natural gas revenues increased by $106 million (2%) to $4.9 billion. The cost of natural gas remained unchanged at $2.8 billion. The increase in revenues in 2007 was primarily due to a $71 million increase in authorized base margin. In addition, our revenue increased by $34 million from recoverable expenses that are fully offset in operation and maintenance expenses.

Our weighted average cost (including transportation charges) per million British thermal units (MMBtu) of natural gas was $7.78 in 2008, $6.49 in 2007 and $6.54 in 2006.

SDG&E: NATURAL GAS SALES, TRANSPORTATION AND EXCHANGE 2006-2008
(Volumes in billion cubic feet, dollars in millions)
			Transportation
	Natural Gas Sales		and Exchange		Total
Customer Class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2008:
Residential	31	$428	--	$--	31	$428
Commercial and industrial	16	174	7	9	23	183
Electric generation plants	--	--	68	26	68	26
	47	$602	75	$35	122	637
Other revenues						26
Balancing accounts						26
Total*						$689
2007:
Residential	32	$405	--	$--	32	$405
Commercial and industrial	16	160	5	7	21	167
Electric generation plants	--	1	60	40	60	41
	48	$566	65	$47	113	613
Other revenues						13
Balancing accounts						32
Total*						$658
2006:
Residential	31	$397	--	$--	31	$397
Commercial and industrial	17	169	5	7	22	176
Electric generation plants	--	2	65	44	65	46
	48	$568	70	$51	118	619
Other revenues						15
Balancing accounts						4
Total*						$638
*		Includes sales to affiliates of $2 million in 2008, $3 million in 2007 and $4 million in 2006.

In 2008, SDG&E's natural gas revenues increased by $31 million (5%) to $689 million, and the cost of natural gas increased by $23 million (6%) to $415 million. The increases were primarily due to higher natural gas prices. In 2007, SDG&E's natural gas revenues increased by $20 million (3%) to $658 million, and the cost of natural gas increased $12 million (3%) to $392 million.

SDG&E's weighted average cost (including transportation charges) per MMBtu of natural gas was $7.78 in 2008, $7.17 in 2007 and $6.94 in 2006.

SOCALGAS: NATURAL GAS SALES, TRANSPORTATION AND EXCHANGE 2006-2008
(Volumes in billion cubic feet, dollars in millions)
			Transportation
	Natural Gas Sales		and Exchange		Total
Customer Class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2008:
Residential	240	$2,957	1	$4	241	$2,961
Commercial and industrial	104	1,144	275	189	379	1,333
Electric generation plants	--	--	232	80	232	80
Wholesale	--	--	146	22	146	22
	344	$4,101	654	$295	998	4,396
Other revenues						142
Balancing accounts						230
Total*						$4,768
2007:
Residential	245	$2,660	1	$5	246	$2,665
Commercial and industrial	111	999	277	208	388	1,207
Electric generation plants	--	--	204	72	204	72
Wholesale	--	--	142	59	142	59
	356	$3,659	624	$344	980	4,003
Other revenues						97
Balancing accounts						182
Total*						$4,282
2006:
Residential	247	$2,727	1	$5	248	$2,732
Commercial and industrial	107	988	272	217	379	1,205
Electric generation plants	--	--	183	74	183	74
Wholesale	--	--	136	44	136	44
	354	$3,715	592	$340	946	4,055
Other revenues						79
Balancing accounts						47
Total*						$4,181
*		Includes sales to affiliates of $36 million in 2008, $68 million in 2007 and $52 million in 2006.

In 2008, SoCalGas' natural gas revenues increased by $486 million (11%) to $4.8 billion, and the cost of natural gas increased by $421 million (17%) to $2.8 billion. The increases in 2008 were primarily due to

▪

$421 million increase in cost of natural gas resulting from higher natural gas prices;

▪

$24 million higher authorized base margin;

▪

$24 million due to revenue sharing in 2007. Effective with the adoption of the 2008 GRC, SoCalGas is no longer subject to the performance-based regulation that required this revenue sharing;

▪

$12 million favorable resolution of a regulatory matter in 2008; and

▪

$6 million higher regulatory awards, offset by

▪

$11 million lower non-core natural gas storage revenue in 2008.

In 2007, natural gas revenues increased by $101 million (2%) to $4.3 billion. The cost of natural gas remained constant at $2.4 billion. The increase in revenues was primarily due to a $63 million increase in authorized base margin. In addition, revenues increased by $41 million for recoverable expenses that are fully offset in operation and maintenance expenses.

SoCalGas' weighted average cost (including transportation charges) per MMBtu of natural gas was $7.78 in 2008, $6.39 in 2007 and $6.49 in 2006.

Sempra Utilities: Electric Revenues and Cost of Electric Fuel and Purchased Power

The table below shows electric revenues for Sempra Energy and SDG&E. Sempra Energy amounts are net of intercompany transactions. Because the cost of electricity is substantially recovered in rates, changes in the cost are reflected in the changes in revenues.

ELECTRIC DISTRIBUTION AND TRANSMISSION 2006-2008
(Volumes in millions of kilowatt-hours, dollars in millions)
	2008		2007	2006
Customer Class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Sempra Energy Consolidated:
Residential	7,698	$976	7,520	$980	7,501	$910
Commercial	7,254	843	7,154	852	6,983	723
Industrial	2,340	214	2,264	228	2,250	180
Direct access	3,235	101	3,220	118	3,390	133
Street and highway lighting	106	12	107	12	102	10
	20,633	2,146	20,265	2,190	20,226	1,956
Other revenues		145		161		132
Balancing accounts		262		(167)		48
Total		$2,553		$2,184		$2,136
SDG&E:
Residential	7,698	$976	7,520	$980	7,501	$910
Commercial	7,254	843	7,154	852	6,983	723
Industrial	2,351	215	2,275	229	2,261	181
Direct access	3,235	101	3,220	118	3,390	133
Street and highway lighting	106	12	107	12	102	10
	20,644	2,147	20,276	2,191	20,237	1,957
Other revenues		153		170		142
Balancing accounts		262		(167)		48
Total*		$2,562		$2,194		$2,147
*		Includes sales to affiliates of $9 million in 2008, $10 million in 2007 and $11 million in 2006.

In 2008, electric revenues increased by $369 million (17%) at Sempra Energy and $368 million (17%) at SDG&E to $2.6 billion, and the cost of electric fuel and purchased power increased by $201 million (29%) to $900 million. The increased revenues in 2008 were primarily due to

▪

$201 million increase in cost of electric fuel and purchased power resulting from an increase in power procurement costs both from higher prices and from volumes;

▪

$98 million higher authorized base margin on electric distribution;

▪

$55 million higher recoverable expenses that are fully offset in operation and maintenance expenses;

▪

$17 million higher authorized transmission and electric generation margins; and

▪

$12 million higher regulatory awards, offset by

▪

$22 million from the favorable resolution of a regulatory matter in 2007.

In 2007, electric revenues increased by $48 million (2%) at Sempra Energy and $47 million (2%) at SDG&E to $2.2 billion, and the cost of electric fuel and purchased power decreased by $22 million (3%) to $699 million in 2007. The increased revenues in 2007 included

▪

$33 million from higher authorized transmission and electric generation margins;

▪

$22 million from the favorable resolution of a regulatory matter;

▪

$24 million increase in authorized base margin on electric distribution; and

▪

$12 million of higher revenues for recoverable expenses, which are fully offset in operation and maintenance expenses, offset by

▪

$20 million from the favorable resolution of a prior-year cost recovery issue in 2006; and

▪

$22 million lower recovery of electric fuel and purchased power costs in 2007.

We do not include in the Statements of Consolidated Income the commodity costs (and the revenues to recover those costs) associated with long-term contracts that are allocated to SDG&E by the California DWR. However, we do include the associated volumes and distribution revenues in the table above. We provide further discussion of these contracts in Note 1 of the Notes to Consolidated Financial Statements.

Sempra Global and Parent Revenues and Cost of Sales

The table below shows Sempra Global and Parent's Revenues and Cost of Sales.

SEMPRA GLOBAL AND PARENT REVENUES AND COST OF SALES
(Dollars in millions)
	Years ended December 31,
	2008		2007		2006
REVENUES
Sempra Commodities	$500	18%	$2,674	61%	$3,256	67%
Sempra Generation	1,784	64	1,476	34	1,454	30
Sempra Pipelines & Storage	457	16	314	7	295	6
Sempra LNG	74	3	(22)	(1)	(21)	(1)
Parent and other*	(29)	(1)	(57)	(1)	(122)	(2)
Total revenues	$2,786	100%	$4,385	100%	$4,862	100%
COST OF SALES**
Sempra Generation	$1,304	78%	$1,058	81%	$996	82%
Sempra Pipelines & Storage	348	21	255	20	233	19
Sempra LNG	47	3	--	--	--	--
Parent and other*	(28)	(2)	(11)	(1)	(8)	(1)
Total cost of natural gas, electric fuel and purchased power	$1,671	100%	$1,302	100%	$1,221	100%

Sempra Commodities	$178	98%	$988	100%	$1,468	100%
Sempra LNG	5	3	--	--	--	--
Sempra Generation	1	--	1	--	23	2
Parent and other*	(2)	(1)	(1)	--	(23)	(2)
Total other cost of sales	$182	100%	$988	100%	$1,468	100%
*	Includes eliminations of intercompany activity.
**	Excludes depreciation, which is shown separately on the Statements of Consolidated Income.

In 2008, our Sempra Global and Parent revenues decreased by $1.6 billion (36%) to $2.8 billion. The decrease included

▪

$2.2 billion lower revenues from Sempra Commodities. Revenues in 2008 and 2007 included $500 million and $2.7 billion, respectively, for Sempra Commodities. These revenues were primarily for periods prior to the formation of RBS Sempra Commodities, offset by

▪

$308 million higher revenues at Sempra Generation, primarily due to increased power sales and favorable natural gas prices and merchant sales activity;

▪

$143 million higher revenues at Sempra Pipelines & Storage, primarily from Mexican pipeline operations and the consolidation of EnergySouth starting in October 2008; and

▪

$96 million higher revenues at Sempra LNG, including $74 million from the commencement of commercial operations at its Energía Costa Azul LNG receipt terminal in May 2008 and $22 million lower mark-to-market losses related to a natural gas marketing agreement with RBS Sempra Commodities.

Our cost of natural gas, electric fuel and purchased power increased by $369 million (28%) to $1.7 billion in 2008. The increase was primarily associated with the higher revenues at Sempra Generation, Sempra Pipelines & Storage and Sempra LNG.

Our other cost of sales decreased $806 million (82%) to $182 million in 2008, primarily due to our reduced interest in our commodities-marketing businesses. Other cost of sales included $178 million in 2008 and $988 million in 2007 for Sempra Commodities, primarily for periods prior to the formation of RBS Sempra Commodities.

In 2007, our Sempra Global and Parent revenues decreased by $477 million (10%) to $4.4 billion. The cost of natural gas, electric fuel and purchased power increased $81 million (7%) to $1.3 billion, while other cost of sales decreased $480 million (33%) to $988 million. The decreases in our revenues and other cost of sales were primarily due to trading activity at Sempra Commodities, resulting primarily from less volatility in the natural gas markets. These decreases were partially offset by higher Sempra Generation revenues and related costs. The increases at Sempra Generation were primarily due to higher merchant customer revenues as a result of increased sales volumes and higher prices.

Operation and Maintenance

In the table below, we provide a breakdown of our business units' operation and maintenance expenses.

OPERATION AND MAINTENANCE 2006-2008
(Dollars in millions)
	Years ended December 31,
	2008		2007		2006
Sempra Utilities*:
SDG&E	$913	36%	$807	27%	$777	27%
SoCalGas	1,078	43	1,021	34	949	33

Sempra Global:
Sempra Commodities	248	10	918	30	879	31
Sempra Generation	97	4	103	3	134	5
Sempra Pipelines & Storage	62	2	42	1	40	1
Sempra LNG	77	3	44	2	39	1

Parent and other**	61	2	97	3	61	2
Total operation and maintenance	$2,536	100%	$3,032	100%	$2,879	100%
*	Includes recoverable expenses, which are fully offset in revenues.
**	Includes intercompany eliminations recorded in consolidation.

Sempra Energy

In 2008, our operation and maintenance expenses decreased due to $670 million lower expenses from our reduced interest in our commodities-marketing businesses, offset by higher recoverable expenses (offset in revenues), litigation expense and other operational costs at the Sempra Utilities.

In 2007, our operation and maintenance expenses increased primarily due to higher recoverable expenses and other operational costs at the Sempra Utilities.

SDG&E

In 2008, the increase in SDG&E operation and maintenance expenses was due to:

▪

$61 million higher recoverable expenses, including $35 million increase in energy efficiency program expenses and $16 million increase in electric transmission expenses

▪

$32 million higher litigation expense

▪

$13 million higher other operational costs

The increase in 2007 was due to $23 million higher other operational costs, $7 million higher litigation expense and $5 million higher recoverable expenses, offset by $5 million lower SONGS operating costs.

SoCalGas

In 2008, the increase in SoCalGas operation and maintenance expenses was due to:

▪

$41 million higher other operational costs, including $13 million higher materials and supplies costs, $10 million higher labor and employee benefits costs and $8 million higher bad debt expense

▪

$13 million higher litigation expense

▪

$3 million higher recoverable expenses

In 2007, the increase in expenses was due to $41 million higher recoverable expenses (offset in revenues), $28 million higher other operational costs and $3 million higher litigation expense.

Gains on Sale of Assets

Sempra Energy

Our net pretax gains on the sale of assets were

▪

$114 million in 2008

▪

$6 million in 2007

▪

$1 million in 2006

The gains in 2008 included $109 million related to the RBS Sempra Commodities transaction, which is discussed in Note 3 of the Notes to Consolidated Financial Statements.

Equity Earnings (Losses) Before Income Taxes

Sempra Energy

In 2008, the earnings from our investment in the newly-formed RBS Sempra Commodities were $383 million. We provide additional information about this investment's earnings in Note 4 of the Notes to Consolidated Financial Statements.

Equity earnings (losses) before income taxes from our other equity method investments were

▪

$37 million in 2008

▪

$(9) million in 2007

▪

$338 million in 2006

The increase in 2008 was primarily due to the start of operations of Rockies Express-West in the first quarter of 2008. In 2006, these earnings included a $344 million pretax gain on the sale of power plants by Topaz, a joint venture that was owned 50% by Sempra Generation. Further details about our equity method investments and the Topaz sale are provided in Note 4 of the Notes to Consolidated Financial Statements.

Other Income (Expense), Net

Sempra Energy

Other income (expense), net, was

▪

$(54) million in 2008

▪

$90 million in 2007

▪

$43 million in 2006

We include here the allowance for equity funds used during construction, regulatory interest and other sundry amounts. The increase in other expense, net, in 2008 was primarily due to

▪

$80 million increase in losses from investments related to our executive retirement and deferred compensation plans in 2008 ($53 million in losses in 2008 compared to $27 million in gains in 2007);

▪

$57 million in Mexican peso exchange losses in 2008 (largely offset by foreign tax benefits arising from fluctuations in the U.S. dollar/Mexican peso exchange rate and inflation); and

▪

$24 million gain from interest-rate swaps in 2007, offset by

▪

$16 million cash payment received for the early termination of a capacity agreement for the Cameron LNG receipt terminal in 2008.

In 2007, other income, net, included a $24 million net gain from interest-rate swaps.  We provide further discussion of the interest-rate swaps related to Sempra LNG's Energía Costa Azul project in Note 11 of the Notes to Consolidated Financial Statements.

SDG&E

Other income, net, was

▪

$25 million in 2008

▪

$11 million in 2007

▪

$8 million in 2006

The increase in 2008 was primarily due to a $10 million increase in allowance for equity funds used during construction. Further details of the components of other income, net, appear in Note 1 of the Notes to Consolidated Financial Statements.

Interest Income

The table below shows the interest income for Sempra Energy, SDG&E, PE and SoCalGas.

INTEREST INCOME 2006-2008
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Sempra Energy Consolidated	$45	$72	$109
SDG&E	6	8	6
PE	22	51	64
SoCalGas	11	27	29

In 2008, the decreases in interest income at Sempra Energy, PE and SoCalGas were primarily due to lower average short-term investment balances and lower interest rates in 2008. At Sempra Energy, short-term investment balances were higher in 2007 due to asset sales in 2006.

The decrease in Sempra Energy's interest income in 2007 was due to these events that occurred in 2006:

▪

$12 million from the favorable resolution of a state income tax matter

▪

$13 million from the resolution of an insurance claim at PE related to a quasi-reorganization issue (discussed in Note 1 of the Notes to Consolidated Financial Statements)

▪

$6 million from an income tax audit settlement at SoCalGas

Interest Expense

The table below shows the interest expense for Sempra Energy, SDG&E, PE and SoCalGas.

INTEREST EXPENSE 2006-2008
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Sempra Energy Consolidated	$253	$272	$351
SDG&E	96	96	97
PE	65	76	76
SoCalGas	62	70	70

Sempra Energy

In 2008, the decrease was due to

▪

$18 million reduced interest expense related to energy crisis litigation reserves;

▪

$13 million lower other short-term debt interest;

▪

$30 million effect of the repayment of long-term debt in 2007 at Parent and Other; and

▪

lower interest rates, offset by

▪

$35 million higher interest expense primarily from long-term debt issued by SDG&E in September 2007 and by Parent and Other in 2008; and

▪

$5 million net lower capitalized interest, including a reduction in interest expense at Sempra LNG due to the start of commercial operations at the Energía Costa Azul LNG receipt terminal in May 2008, offset by higher capitalized interest for Sempra Pipelines & Storage's projects.

The decrease in Sempra Energy's interest expense in 2007 was due to:

▪

$41 million higher capitalized interest at Sempra LNG and Sempra Pipelines & Storage

▪

$22 million lower interest expense due to repayment and early redemption of long-term debt primarily at Parent and Other

SDG&E

In 2008, $10 million higher interest from long-term debt issued in September 2007 was partially offset by $5 million lower short-term debt interest and $3 million higher capitalized interest.

PE and SoCalGas

In 2008, the decrease in interest expense was primarily the result of lower interest rates.

Income Taxes

The table below shows the income tax expense and effective income tax rates for Sempra Energy, SDG&E, PE and SoCalGas.

INCOME TAX EXPENSE AND EFFECTIVE INCOME TAX RATES 2006-2008
(Dollars in millions)
	Years ended December 31,
	2008		2007		2006
	Income Tax Expense	Effective Tax Rate	Income Tax Expense	Effective Tax Rate	Income Tax Expense	Effective Tax Rate
Sempra Energy Consolidated	$438	29%	$524	34%	$641	33%
SDG&E	161	32	135	32	152	39
PE	141	36	165	41	186	44
SoCalGas	140	36	160	41	173	44

Sempra Energy

In 2008, the decrease in income tax expense was due to lower pretax income and a lower effective tax rate. The decrease in the effective tax rate was primarily due to:

▪

higher favorable resolutions of prior years' income tax issues in 2008

▪

lower income tax expense related to Mexican currency translation and inflation adjustments

▪

larger tax deductions primarily at the Sempra Utilities related to the equity portion of AFUDC and self-developed software costs

In 2007, the decrease in income tax expense was primarily due to lower pretax income.

SDG&E

In 2008, the increase in income tax expense was due to higher pretax income, partially offset by an increase in tax deductions (primarily related to the equity portion of AFUDC and self-developed software costs) and higher favorable resolution of prior years' income tax issues ($17 million in 2008 compared to $16 million in 2007). Also, in 2007, the resolution of a regulatory matter resulted in pretax income of $27 million and income tax of $1 million. This reduced the 2007 effective tax rate by 2%. In 2007, the decrease in income tax expense compared to 2006 was primarily due to a lower effective tax rate resulting from higher favorable resolution of prior years' income tax issues and the 2007 regulatory reserve release. The decrease was partially offset by the effect of higher pretax income in 2007.

PE and SoCalGas

In 2008, the decrease in income tax expense was primarily due to lower pretax income, larger tax deductions (primarily for self-developed software costs), and higher favorable resolution of prior years' income tax issues in 2008, offset by a lower federal deduction for state taxes. In 2007, the decrease in income tax expense compared to 2006 was due to a lower effective tax rate and lower pretax income. The lower effective tax rate was due to a higher deduction for basis differences in fixed assets and a higher federal deduction for state taxes.

Equity Earnings (Losses), Net of Income Tax

Sempra Energy

Equity earnings (losses) of unconsolidated subsidiaries, net of income tax, were

▪

$63 million in 2008

▪

$99 million in 2007

▪

$(182) million in 2006

Equity earnings, net of income tax, were lower in 2008 due to a transaction in 2007. In February 2007, Sempra Commodities sold its interests in an equity method investment and a related cost-basis investment for cash and a 12.7-percent interest in a newly formed entity. The gain on this transaction was $30 million. The 2006 amount included a $221 million impairment loss associated with Sempra Pipelines & Storage's Argentine investments.  We provide further discussion of our equity method investments in Note 4 of the Notes to Consolidated Financial Statements.

Discontinued Operations

Sempra Energy

Income (loss) from discontinued operations was

▪

$(26) million in 2007

▪

$315 million in 2006

The 2006 amount included $351 million in gains from the disposal of Sempra Generation's

▪

Twin Oaks Power plant,

▪

Energy Services and Facilities Management businesses, and

▪

Sempra Energy Production Company (SEPCO), its exploration and production subsidiary.

These gains were offset by $42 million, primarily from an impairment loss related to Bangor Gas and Frontier Energy. We provide further discussion of discontinued operations in Note 5 of the Notes to Consolidated Financial Statements.

Net Income

We summarize variations in overall net income in "Overall Results of Operations of Sempra Energy and Factors Affecting the Results" above. We discuss variations in net income by business unit above in "Business Unit Results."

TRANSACTIONS WITH AFFILIATES

We provide information about our related party transactions in Note 1 of the Notes to Consolidated Financial Statements.

BOOK VALUE PER SHARE

Sempra Energy's book value per share, on the last day of each year, is listed below:

▪

$32.75 in 2008

▪

$31.93 in 2007

▪

$28.67 in 2006

The increases in 2008 and 2007 were primarily the result of comprehensive income exceeding dividends. The increase in 2008 book value per share was also due to the reduction in common stock from the share repurchase program in 2008.

CAPITAL RESOURCES AND LIQUIDITY

We expect our cash flows from operations to fund a substantial portion of our capital expenditures and dividends.  In addition, we may meet our cash requirements through the issuance of short-term and long-term debt.

Significant events affecting cash flows in 2008 were

▪

the formation of RBS Sempra Commodities

▪

the repurchase of $1 billion of Sempra Energy common stock

▪

the acquisition of EnergySouth

We discuss these events in more detail later in this section.

Our committed lines of credit provide liquidity and support commercial paper.  They expire in August 2011.  At Sempra Energy, they are syndicated broadly among 20 different banks and at the Sempra Utilities, among 17 different banks.  No single bank has greater than a 10.7 percent share in any agreement.

The table below shows the amount of available funds at year-end 2008:

AVAILABLE FUNDS AT YEAR-END 2008
(Dollars in millions)
	Sempra Energy Consolidated	SDG&E	PE / SoCalGas

Unrestricted cash and cash equivalents	$331	$19		$206
Available unused credit	2,863	253	*	453	*
*

Borrowings on the shared line of credit, discussed in Note 6 of the Notes to Consolidated Financial Statements, are limited to $600 million for each utility and $800 million in total. SDG&E’s available funds reflect letters of credit outstanding of $110 million and variable-rate demand notes outstanding of $237 million supported by the line. SoCalGas’ availability reflects the impact of SDG&E’s use of the combined credit available on the line.

Sempra Energy

We believe that these available funds and cash flows from operations, distributions from equity method investments and security issuances, combined with current cash balances, will be adequate to:

▪

finance capital expenditures

▪

meet liquidity requirements

▪

fund shareholder dividends

▪

fund any new business acquisitions or start-ups

However, the recent global credit crisis has severely affected the availability and cost of both short-term and long-term financing.  If cash flows from operations were to be significantly reduced or we were to be unable to borrow under acceptable terms, we would reduce or postpone discretionary capital expenditures and investments in new businesses.  If these measures were necessary, they would primarily impact our Sempra Global businesses, as credit availability for the Sempra Utilities has not been significantly impacted by the credit crisis.  Discretionary expenditures at Sempra Global would include projects that we have not yet made firm commitments to build, primarily renewable generation facilities.  We do not expect to repurchase any common shares during 2009. We continuously monitor our ability to finance the needs of our operating, investing and financing activities in a manner consistent with our intention to maintain strong, investment-quality ratings.

We have significant investments in several trusts to provide for future payments of pensions, other postretirement benefits, executive retirement and deferred compensation, and nuclear decommissioning.  Although all of our trust funds’ investments are diversified and managed in compliance with all laws and regulations, the value of the investments in these trusts declined significantly in 2008 due to a decrease in the equity market and volatility in the fixed income market.  Although the asset values decreased in 2008, this has not affected the funds’ abilities to make their required payments.  At the Sempra Utilities, the impact of these market declines is generally recoverable in rates.  However, future non-discretionary funding requirements for pension and other postretirement benefit plans will be increased.

On May 22, 2008, our board of directors approved an increase to our quarterly common stock dividend to $0.35 per share ($1.40 annually), an increase of $0.03 per share ($0.12 annually) from $0.32 per share ($1.28 annually) authorized in February 2008. Our target annual dividend payment ratio is 35 percent to 40 percent of net income.

On February 20, 2009, our board of directors approved an increase to our quarterly common stock dividend to $0.39 per share ($1.56 annually), an increase of $0.04 per share ($0.16 annually) or 11 percent.

We discuss our principal credit agreements more fully in Note 6 of the Notes to Consolidated Financial Statements.

Sempra Utilities

The Sempra Utilities expect that cash flows from operations and security issuances will continue to be adequate to meet utility capital expenditure requirements.  As a result of SDG&E's projected capital expenditure program, SDG&E has elected to limit the payment of dividends on its common stock to Sempra Energy, and the level of future common dividends from SDG&E and SoCalGas may be affected during periods of increased capital expenditures.  The level of future common dividends from PE is dependent upon common dividends paid by SoCalGas.  In 2006, Sempra Energy made a capital contribution of $200 million to SDG&E to assist in the purchase of the Palomar generating facility.  Sempra Energy may make additional equity contributions to SDG&E or SoCalGas to support the Sempra Utilities' capital expenditure programs.

Sempra Commodities

On April 1, 2008, we completed the formation of RBS Sempra Commodities, a partnership to own and operate Sempra Energy's commodities-marketing businesses, which generally comprised the Sempra Commodities business unit.  RBS is obligated to provide the joint venture with all growth capital, working-capital requirements and credit support.  However, we are providing transitional back-up guarantees and credit support, some of which may continue for a prolonged period of time. RBS has fully indemnified us for any claims or losses in connection with these arrangements.

Our initial equity contribution to the partnership was $1.6 billion, and RBS made an initial equity contribution of $1.665 billion. As a result of the transaction, we received cash of approximately $1.2 billion, net of our contribution.  We account for our investment in the partnership under the equity method.  RBS Sempra Commodities intends to distribute all of its net income on an annual basis, although the distributions are within the discretion of the board of directors of the partnership.  In limited cases, the partnership may retain earnings allocable to the partners to replenish capital depleted through losses.  We provide additional information about this transaction in Notes 3, 4 and 6 of the Notes to Consolidated Financial Statements.

Sempra Generation

Projects at Sempra Generation have been financed through a combination of operating cash flow, project financing, funds from the parent and external borrowings.  Asset sales in 2006 provided funds to assist in financing company projects.

Sempra Generation's long-term power sale contracts may contain collateral requirements.  The DWR contracts do not contain such requirements.  The collateral arrangements require Sempra Generation and/or the counterparty to post cash, guarantees or letters of credit to the other party for exposure in excess of established thresholds. Sempra Generation may be required to provide collateral when market price movements adversely affect the counterparty's cost of replacement energy supplies if Sempra Generation fails to deliver the contracted amounts. Sempra Generation had no outstanding collateral requirements under such contracts at December 31, 2008 and 2007.

Sempra Pipelines & Storage

Sempra Pipelines & Storage is expected to require funding from the parent or from external sources to fund projects, including:

▪

development and expansion of its natural gas storage projects

▪

participation in the development of REX, a natural gas pipeline

Sempra LNG

Sempra LNG requires funding for its development of LNG receiving facilities. While our credit facilities and other Sempra Energy sources are expected to be adequate for these requirements, we may decide to use project financing if there is an advantage in doing so. As projects under construction are put in service, Sempra LNG is expected to provide operating cash flow for further development within Sempra Global.

CASH FLOWS FROM OPERATING ACTIVITIES

CASH PROVIDED BY OPERATING ACTIVITIES
(Dollars in millions)
	2008	2008 Change		2007	2007 Change		2006
Sempra Energy Consolidated	$1,181	$(907)	(43)%	$2,088	$459	28%	$1,629
SDG&E	619	(41)	(6)	660	263	66	397
PE	572	81	16	491	(420)	(46)	911
SoCalGas	568	90	19	478	(395)	(45)	873

Sempra Energy

Cash provided by operating activities at Sempra Energy decreased in 2008 due to

▪

a $297 million decrease in income from continuing operations (adjusted for noncash items), of which $383 million related to equity earnings from RBS Sempra Commodities;

▪

a decrease of $303 million in net trading assets in 2007 compared to a $4 million increase in 2008 (prior to the sale of the commodities-marketing businesses to RBS Sempra Commodities);

▪

a decrease in overcollected balancing accounts in 2008 compared to an increase in 2007, primarily at SDG&E; and

▪

a decrease in accounts payable primarily due to accruals for higher maintenance and purchased power costs associated with the El Dorado outage at Sempra Generation at the end of 2007 and a decrease at Sempra Commodities in 2008 (prior to the sale of the commodities-marketing businesses to RBS Sempra Commodities); offset by

▪

a decrease in accounts receivable, primarily at SoCalGas due to higher natural gas volumes in 2007 due to a colder winter in 2007 compared to 2008; and

▪

$329 million lower net income tax payments due to 2007 overpayments applied to 2008 taxes and higher refunds received in 2008 as compared to 2007.

The increase in cash provided by operating activities at Sempra Energy in 2007 was primarily due to a $303 million decrease in net trading assets in 2007 compared to a $543 million increase in 2006, and a $190 million increase in income from continuing operations (adjusted for noncash items), offset by other changes in working capital.  The working capital changes were driven primarily by higher accounts receivable from higher seasonal sales volumes and lower accounts payable from lower gas prices at the Sempra Utilities.

SDG&E

Cash provided by operating activities at SDG&E decreased in 2008 primarily due to a decrease in overcollected regulatory balancing accounts compared to an increase in 2007.  Over- and under-collected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs.  These differences are required to be balanced over time.

The decrease in overcollected regulatory balancing accounts was offset by changes in working capital, principally inventory and lower net income tax payments.  The reduction in inventory in 2008 resulted from SoCalGas assuming procurement responsibility for SDG&E’s core natural gas customers in 2008.  Lower net income tax payments were due to 2007 overpayments applied to 2008 taxes and higher refunds received in 2008 as compared to 2007.

The increase in cash provided by operating activities at SDG&E in 2007 was primarily due to a $150 million increase in income from continuing operations (adjusted for noncash items) and an increase in overcollected regulatory balancing accounts.

PE and SoCalGas

Cash provided by operating activities at PE increased in 2008 primarily due to changes at SoCalGas, principally an increase in net income adjusted for noncash items ($89 million at PE and $91 million at SoCalGas), and a decrease in accounts receivable.  Accounts receivable decreased in 2008 and increased in 2007 due to lower natural gas prices and seasonably warm weather in 2008, resulting in lower demand for natural gas for heating in the fourth quarter.

These increases were offset by an increase in inventory and a $40 million payment for the termination of an interest rate swap in 2008.  The increase in inventory in 2008 resulted from SoCalGas assuming procurement responsibility for SDG&E’s core natural gas customers in 2008.

The decrease in cash provided by PE’s operating activities in 2007 was primarily due to changes in working capital at SoCalGas, principally accounts receivable, accounts payable and overcollected regulatory balancing accounts.  The working capital changes were driven by higher accounts receivable from higher seasonal volumes and lower accounts payable from lower gas prices.

The table below shows the contributions to pension and other postretirement benefit plans for each of the past three years.

CONTRIBUTIONS TO PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS 2006-2008
(Dollars in millions)
				Other
	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Sempra Energy Consolidated	$65	$35	$35	$40	$45	$32
SDG&E	38	27	30	16	15	12
PE and SoCalGas	1	1	1	22	28	19

CASH FLOWS FROM INVESTING ACTIVITIES

CASH USED IN INVESTING ACTIVITIES
(Dollars in millions)
	2008	2008 Change		2007	2007 Change		2006
Sempra Energy Consolidated	$(2,386)	$313	15%	$(2,073)	$1,207	139%	$(866)
SDG&E	(940)	233	33	(707)	(360)	(34)	(1,067)
PE	(319)	(170)	(35)	(489)	(59)	(11)	(548)
SoCalGas	(318)	(161)	(34)	(479)	(34)	(7)	(513)

Sempra Energy

Cash used in investing activities at Sempra Energy increased in 2008.  The primary outflows of cash were

▪

$495 million for the acquisition of EnergySouth, which is net of $16 million of cash acquired;

▪

$150 million contribution to Rockies Express; and

▪

$413 million in purchases of industrial development bonds, offset by proceeds from remarketing of these bonds of $237 million.

These outflows were partially offset by the net proceeds from the RBS transaction.  Total proceeds of $2.1 billion, which are net of $383 million of cash sold, were offset by our capital contribution of $1.6 billion to form the partnership.

The increase in cash used in investing activities at Sempra Energy in 2007 was primarily attributable to activity in 2006, including:

▪

$789 million in proceeds from asset sales (primarily the sales of Twin Oaks, the Energy Services and Facilities Management businesses, and SEPCO at Sempra Generation); and

▪

$404 million in dividends received from our equity method investment related to the sale of the Topaz power plants.

During 2006, Sempra Generation sold its Texas-based power plants and other assets due to the increased market valuation of coal-fired power plants in Texas. The coal-fired assets included our wholly owned Twin Oaks power plant and Coleto Creek, which we co-owned in the Topaz joint venture with Riverstone Holdings. The joint venture also owned three operating natural gas and oil-fired plants in Laredo, San Benito and Corpus Christi, Texas, which were sold in 2006.  We provide additional information about the sales in Notes 4 and 5 of the Notes to Consolidated Financial Statements.

SDG&E

Cash used in investing activities at SDG&E increased in 2008 primarily due to:

▪

a $170 million increase in capital expenditures, including a $91 million increase at Otay Mesa VIE

▪

the net purchase of $24 million of industrial development bonds

▪

a $33 million increase in loans to affiliates in 2008

The decrease in cash used in investing activities at SDG&E in 2007 was primarily due to $356 million higher capital expenditures in 2006 for:

▪

the purchase of the Palomar generating facility from Sempra Generation; and

▪

construction of the Otay Metro Powerloop transmission project; partially offset by

▪

increased capital spending in 2007 due to the October 2007 Southern California wildfires.

PE and SoCalGas

Cash used in investing activities at PE decreased in 2008 due to the reduction in outstanding advances from SoCalGas to Sempra Energy by $136 million in 2008.

Cash used in PE’s and SoCalGas’ investing activities in 2007 decreased primarily due to a $111 million decrease in advances to Sempra Energy (including $87 million of advances made by SoCalGas), partially offset by a $44 million increase in capital expenditures in 2007.

CAPITAL EXPENDITURES AND INVESTMENTS

The table below shows our expenditures for property, plant and equipment, and for investments. We provide capital expenditure information by segment in Note 17 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY CAPITAL EXPENDITURES AND INVESTMENTS/ACQUISITIONS
(Dollars in millions)
	Property, plant and equipment	Investments and acquisition of subsidiaries
2008	$2,061	$2,675
2007	2,011	121
2006	1,907	257
2005	1,377	86
2004	1,065	74

Sempra Energy Capital Expenditures

Capital expenditures at the Sempra Utilities are discussed below.

At Sempra Global, the primary capital expenditures over the last three years were as follows:

Sempra LNG

Energía Costa Azul LNG Receipt Terminal. Through December 31, 2008, Sempra LNG has made expenditures of $1.2 billion related to the terminal (including breakwater), the nitrogen-injection facility, and an expansion project, including:

▪

$228 million in 2008

▪

$298 million in 2007

▪

$302 million in 2006

Cameron LNG Receipt Terminal. The estimated costs of this project, including capitalized interest, are approximately $900 million (excluding pre-expansion costs, which are $43 million to date).  Through December 31, 2008, Sempra LNG has made expenditures of $793 million related to the terminal and a proposed expansion project, including:

▪

$152 million in 2008

▪

$224 million in 2007

▪

$279 million in 2006

Sempra Pipelines & Storage

Sempra Pipelines & Storage completed its expansion of its existing pipelines in Baja California, Mexico, and the addition of a spur line to connect Sempra LNG’s Energía Costa Azul terminal to an existing Sempra Energy natural gas pipeline in Mexico with interconnections to the U.S. border. Commercial operation of the pipelines expansion began in May 2008.  Sempra Pipelines & Storage also had capital expenditures for its Cameron Interstate Pipeline and natural gas storage projects.  Related expenditures were

Pipelines:	Natural gas storage:
▪ $147 million in 2008	▪ $34 million in 2008
▪ $270 million through 2007	▪ $217 million through 2007

Sempra Energy Investments and Acquisition of Subsidiaries

In 2008, investments and acquisition of subsidiaries included

▪

capital contributions of $1.6 billion to RBS Sempra Commodities and $150 million to Rockies Express Pipeline LLC (Rockies Express)

▪

the acquisition of EnergySouth for $495 million (net of $16 million of cash acquired)

▪

the purchase of $413 million in industrial development bonds

In 2007, investments included

▪

a contribution of $100 million to Rockies Express

▪

$21 million for purchases of available-for-sale securities and other investments

In 2006, investments included

▪

a $128 million investment in industrial development bonds in connection with the Liberty project (discussed in Note 6 of the Notes to Consolidated Financial Statements)

▪

a $104 million initial capital contribution to Rockies Express during the first half of 2006

The 2006 contribution was returned to Sempra Pipelines & Storage later that year in connection with financing received by Rockies Express during the second quarter of 2006 and was reported in Distributions from Investments on the Statements of Consolidated Cash Flows.

Sempra Utilities Capital Expenditures and Investments

The Sempra Utilities' capital expenditures for property, plant and equipment were

(Dollars in millions)	2008	2007	2006
SDG&E	$884	$714	$1,070
SoCalGas	454	457	413

Capital expenditures at the Sempra Utilities in 2008 included

SDG&E

▪

$386 million of improvements to natural gas and electric distribution

▪

$230 million of improvements to electric transmission and generation systems

▪

$178 million at Otay Mesa VIE

SoCalGas

▪

$454 million of improvements to natural gas infrastructure

The larger amount in 2006 for SDG&E compared to 2008 and 2007 was primarily due to the purchase of the Palomar generating facility from Sempra Generation in 2006.  This purchase is substantially eliminated in Sempra Energy’s Statement of Consolidated Cash Flows in 2006, as the capital expenditures were recorded by Sempra Energy over the construction period from 2004 through the first quarter of 2006.

SDG&E also purchased $488 million of industrial development bonds in 2008.  We discuss these bonds in Note 6 of the Notes to Consolidated Financial Statements.

FUTURE CONSTRUCTION EXPENDITURES AND INVESTMENTS

The amounts and timing of capital expenditures are generally subject to approvals by the CPUC, the FERC and other regulatory bodies. However, in 2009, we expect to make capital expenditures and investments of $2.5 billion, including:

▪

$1.3 billion at the Sempra Utilities for capital projects and plant improvements ($800 million at SDG&E and $500 million at SoCalGas)

▪

$1.2 billion at our other subsidiaries for the development of LNG facilities, natural gas storage facilities and pipelines, and renewable generation projects

The expected capital expenditures of $1.2 billion at our other subsidiaries include an expected contribution of $450 million to Rockies Express.

The Sempra Utilities expect the capital expenditures to include

▪

$500 million for additions to SDG&E’s natural gas and electric distribution generation systems, and advanced metering infrastructure

▪

$500 million at SoCalGas for improvements to distribution and transmission systems, and for advanced metering infrastructure

▪

$200 million for improvements to SDG&E’s electric transmission infrastructure

▪

$100 million at SDG&E for the Sunrise Powerlink transmission line

The Sempra Utilities expect to finance these expenditures and investments with cash flows from operations, cash on hand and debt issuances.  These amounts do not include $130 million of expected capital expenditures of Otay Mesa VIE.

Over the next five years, the Sempra Utilities expect to make capital expenditures of:

▪

$5.8 billion at SDG&E, at an average rate of $1.17 billion per year

▪

$3.2 billion at SoCalGas, at an average rate of $650 million per year

SDG&E’s estimated capital expenditures include $189 million for the transfer of Sempra Generation’s El Dorado facility in 2011.

Sempra Energy expects to make capital expenditures at its other subsidiaries of $2.9 billion, at an average rate of $580 million per year, over the next five years.

Capital expenditure amounts include capitalized interest. At the Sempra Utilities, the amounts also include the portion of allowance for funds used during construction (AFUDC) related to debt, but exclude the portion of AFUDC related to equity.  We provide further details about AFUDC in Note 1 of the Notes to Consolidated Financial Statements.

Periodically, we review our construction, investment and financing programs and revise them in response to changes in regulation, economic conditions, competition, customer growth, inflation, customer rates, the cost and availability of capital, and environmental requirements. We discuss these considerations in more detail in Notes 14 and 16 of the Notes to Consolidated Financial Statements.

Our level of capital expenditures and investments in the next few years may vary substantially and will depend on the cost and availability of financing, regulatory approvals and business opportunities providing desirable rates of return.  We intend to finance our capital expenditures in a manner that will maintain our strong investment-grade ratings and capital structure.

CASH FLOWS FROM FINANCING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
(Dollars in millions)
	2008	2008 Change		2007	2007 Change		2006
Sempra Energy Consolidated	$868	$1,164	393%	$(296)	$316	52%	$(612)
SDG&E	182	15	9	167	(276)	(62)	443
PE	(106)	48	31	(154)	88	36	(242)
SoCalGas	(103)	48	32	(151)	88	37	(239)

Sempra Energy

Cash from financing activities at Sempra Energy in 2008 increased due to

▪

a $1,302 million increase in issuances of long-term debt and

▪

a $993 million decrease in long-term debt payments, offset by

▪

an $833 million increase in common stock repurchases (reflecting our $1 billion share repurchase program in 2008) and

▪

a $248 million lower increase in short-term debt.

The decrease in cash used in financing activities at Sempra Energy in 2007 was primarily due to an $812 million increase in short-term debt in 2007 compared to a $791 million decrease in 2006. This decrease was offset by:

▪

an $809 million increase in long-term debt payments

▪

a $148 million decrease in issuances of long-term debt

▪

a $148 million increase in common stock repurchases

▪

$83 million of proceeds in 2006 from the sale of our interests in affordable-housing projects

The increase in short-term debt was primarily to fund the repayment of maturing long-term debt, and to a lesser extent, from increased borrowings at Sempra Commodities.

SDG&E

Cash provided by financing activities at SDG&E in 2008 increased due to:

▪

no payments on long-term debt in 2008, compared to $66 million in 2007; and

▪

a $72 million decrease in short-term debt in 2007, offset by

▪

a $120 million net decrease in the issuance of long-term debt in 2008 (a $250 million decrease at SDG&E, offset by an increase of $130 million by Otay Mesa VIE).

The decrease in cash provided by financing activities at SDG&E in 2007 was primarily due to:

▪

a $200 million capital contribution made by Sempra Energy in 2006

▪

a $98 million decrease in issuances of long-term debt in 2007

PE and SoCalGas

Cash used in financing activities at PE and SoCalGas in 2008 decreased due to a $250 million issuance of long-term debt in 2008, offset by an increase of $200 million in common dividends paid.

The 2007 changes at PE and SoCalGas were due to an $88 million decrease in short-term debt at SoCalGas in 2006.

LONG-TERM DEBT

Long-term balances (including the current portion of long-term debt) at December 31, 2008 were:

(Dollars in millions)	2008	2007	2006
Sempra Energy Consolidated	$6,954	$4,560	$5,206
SDG&E	2,144	1,958	1,704
PE/SoCalGas	1,370	1,113	1,107

At December 31, 2008, the following information applies to long-term debt:

	Sempra Energy Consolidated	SDG&E	SoCalGas
Weighted average life to maturity, in years	10.1	15.9	8.8
Weighted average interest rate	5.68%	4.85%	4.71%

Issuances of Long-Term Debt

In November 2008, Sempra Energy publicly offered and sold $250 million of 8.90-percent notes maturing in 2013 and $500 million of 9.80-percent notes maturing in 2019.

In November 2008, SoCalGas publicly offered and sold $250 million of 5.50-percent first mortgage bonds maturing in 2014.

In June 2008, Sempra Energy publicly offered and sold $500 million of 6.15-percent notes maturing in 2018.

In 2008, SDG&E’s variable interest entity, Otay Mesa VIE, had construction loan borrowings of $193 million.

In September 2007, SDG&E publicly offered and sold $250 million of 6.125-percent first mortgage bonds, maturing in 2037. Otay Mesa VIE had construction loan borrowings of $63 million.

In September 2006, SDG&E issued $161 million of variable-rate first mortgage bonds, maturing in 2018, and applied the proceeds in November 2006 to retire an identical amount of first mortgage bonds.

In June 2006, SDG&E publicly offered and sold $250 million of 6-percent first mortgage bonds, maturing in 2026.

In 2006, Sempra Pipelines & Storage incurred $128 million of long-term debt in order to reduce its property tax related to the Liberty facility in Calcasieu Parish.  We discuss the debt further in Note 6 of the Notes to Consolidated Financial Statements. Sempra Pipelines & Storage recorded bonds receivable for the same amount.

Payments on Long-Term Debt

Payments on long-term debt in 2008 included $60 million of Sempra Pipelines & Storage notes payable that matured in April 2008.

Payments on long-term debt in 2007 primarily consisted of:

▪

$600 million of Sempra Energy notes payable that matured in May 2007

▪

$300 million of Sempra Energy notes payable that were due in May 2008 but were redeemed in August 2007

▪

$66 million, the remaining outstanding balance of SDG&E’s rate-reduction bonds

Payments on long-term debt in 2006 were primarily at SDG&E and consisted of:

▪

$161 million first mortgage bonds

▪

$66 million rate-reduction bonds

Also in 2006, Sempra Energy repaid $24 million of debt incurred to acquire limited partnership interests.

In Note 6 of the Notes to Consolidated Financial Statements, we provide information about our lines of credit and additional information about debt activity.

CAPITAL STOCK TRANSACTIONS

Sempra Energy

During 2008, we repurchased 18.4 million shares of our common stock for $1 billion in a share repurchase program. We discuss this repurchase program in Note 13 of the Notes to Consolidated Financial Statements.  Cash provided by employee stock option exercises was

▪

$18 million in 2008

▪

$32 million in 2007

▪

$79 million in 2006

During 2007, we repurchased approximately 3 million shares of common stock for $161 million in connection with a share repurchase program authorized in 2005.

DIVIDENDS

Sempra Energy

Sempra Energy paid dividends on common stock of:

▪

$339 million in 2008

▪

$316 million in 2007

▪

$283 million in 2006

The increases were due to increases in the per-share quarterly dividend from $0.30 in 2006 to $0.31 in 2007 and to $0.35 in 2008.  The increase in 2008 was offset by $11 million due to the reduction in shares from the repurchase program.

SDG&E did not pay any common dividends to Sempra Energy in 2008, 2007 or 2006 to preserve cash to fund its capital expenditures program.

SoCalGas paid dividends to PE and PE paid corresponding dividends to Sempra Energy of:

▪

$350 million in 2008

▪

$150 million in 2007

▪

$150 million in 2006

In December 2007, SoCalGas declared a common dividend of $150 million to PE and PE declared a corresponding dividend of the same amount to Sempra Energy.  These dividends were paid in January 2008. Dividends paid by SoCalGas to PE are eliminated in Sempra Energy's and PE’s consolidated financial statements for all three years.  Dividends paid by PE to Sempra Energy are eliminated in Sempra Energy’s consolidated financial statements for all three years.

The board of directors for each of Sempra Energy, SDG&E, PE and SoCalGas have the discretion to determine the payment and amount of future dividends. The CPUC's regulation of SDG&E's and SoCalGas' capital structures limits the amounts that are available for loans and dividends to Sempra Energy.  At December 31, 2008, Sempra Energy could have received combined loans and dividends of approximately $150 million from SDG&E. No amounts were available from SoCalGas at December 31, 2008.

CAPITALIZATION

TOTAL CAPITALIZATION AND DEBT-TO-CAPITALIZATION RATIOS
(Dollars in millions)
	As of December 31, 2008
	Sempra Energy Consolidated	SDG&E	PE	SoCalGas
Total capitalization	$ 15,845	$ 4,893	$ 3,310	$ 2,860
Debt-to-capitalization ratio	47%	44%	41%	48%

Significant changes during 2008 that affected capitalization include the following:

▪

Sempra Energy:  a net increase in long-term debt, increases in short-term borrowings, an increase in minority interests and comprehensive income exceeding dividends, offset by common stock repurchases

▪

SDG&E:  increases in long-term debt and comprehensive income, offset by a decrease in minority interest

▪

PE and SoCalGas:  comprehensive income exceeding dividends and an increase in long-term debt

We provide additional information about the significant changes in Notes 6 and 13 of the Notes to Consolidated Financial Statements and "Overall Results of Operations of Sempra Energy and Factors Affecting the Results" above.

COMMITMENTS

The following tables summarize principal contractual commitments at December 31, 2008 for Sempra Energy, SDG&E and PE/SoCalGas, respectively.  We provide additional information about commitments above and in Notes 6, 9 and 16 of the Notes to Consolidated Financial Statements.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SEMPRA ENERGY
(Dollars in millions)
	2009	2010 and 2011	2012 and 2013	Thereafter	Total
Short-term debt	$503	$--	$--	$--	$503
Long-term debt	410	813	948	4,783	6,954
Interest on debt (1)	356	636	592	2,387	3,971
Due to unconsolidated affiliate	--	102	--	--	102
Operating leases	99	181	93	346	719
Litigation settlements	28	55	49	49	181
Purchased-power contracts	342	501	495	1,676	3,014
Natural gas contracts	1,265	876	95	211	2,447
LNG contract (2)	366	2,157	2,154	17,933	22,610
Construction commitments	322	251	--	--	573
SONGS decommissioning	--	--	--	445	445
Other asset retirement obligations	17	33	35	647	732
Pension and postretirement benefit obligations (3)	211	562	603	1,274	2,650
Environmental commitments	26	24	4	14	68
Other	9	21	8	41	79
Totals	$3,954	$6,212	$5,076	$29,806	$45,048
(1)

We calculate expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest-rate swaps.  We calculate expected interest payments for variable-rate obligations based on forward rates in effect at December 31, 2008, including fixed-to-floating interest-rate swaps.

(2)

Sempra LNG has a purchase agreement with Tangguh PSC Contractors (Tangguh PSC) for the supply of 500 million cubic feet of natural gas per day from Indonesia’s Tangguh liquefaction facility to Sempra LNG’s Energía Costa Azul regasification terminal at a price based on the Southern California border index. The expected minimum payments under the contract are based on forward prices of the Southern California border index plus an estimated 1 percent escalation per year. Sempra LNG has a contract to sell a portion of the volumes purchased from Tangguh PSC to Mexico’s national electric company, Comisión Federal de Electricidad (CFE) at prices that are based on the Southern California border index for natural gas.

(3)		Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SDG&E
(Dollars in millions)
	2009	2010 and 2011	2012 and 2013	Thereafter	Total
Long-term debt	$2	$14	$14	$2,114	$2,144
Interest on debt (1)	102	214	223	1,347	1,886
Operating leases	24	43	35	59	161
Litigation settlements	6	12	12	11	41
Purchased-power contracts	342	501	495	1,676	3,014
Construction commitments	138	249	--	--	387
El Dorado purchase agreement	--	189	--	--	189
SONGS decommissioning	--	--	--	445	445
Other asset retirement obligations	4	8	7	90	109
Pension and postretirement benefit obligations (2)	77	196	208	358	839
Environmental commitments	6	6	2	14	28
Totals	$701	$1,432	$996	$6,114	$9,243
(1)

SDG&E calculates expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest-rate swaps.  SDG&E calculates expected interest payments for variable-rate obligations based on forward rates in effect at December 31, 2008, including fixed-to-floating interest-rate swaps.

(2)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF PE AND SOCALGAS
(Dollars in millions)
	2009	2010 and 2011	2012 and 2013	Thereafter	Total
SoCalGas
Long-term debt	$100	$250	$250	$770	$1,370
Interest on debt (1)	62	117	94	381	654
Natural gas contracts	991	874	95	211	2,171
Operating leases	47	85	13	14	159
Construction commitments	32	--	--	--	32
Litigation settlements	12	23	23	23	81
Environmental commitments	20	17	3	--	40
Pension and postretirement benefit obligations (2)	101	295	323	760	1,479
Asset retirement obligations	14	25	27	529	595
Total SoCalGas	1,379	1,686	828	2,688	6,581
PE - operating leases	13	6	1	--	20
Total PE consolidated	$1,392	$1,692	$829	$2,688	$6,601
(1)

Expected interest payments were calculated using the stated interest rate for fixed-rate obligations.  Expected interest payments were calculated based on forward rates in effect at December 31, 2008 for variable-rate obligations, including fixed-to-floating interest-rate swaps.

(2)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

The tables exclude

▪

contracts between consolidated affiliates

▪

intercompany debt

▪

individual contracts that have annual cash requirements less than $1 million

▪

employment contracts

The tables also exclude income tax liabilities of

▪

$88 million for Sempra Energy

▪

$18 million for SDG&E

▪

$18 million for SoCalGas

These liabilities were recorded in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). They were excluded from the tables because we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of tax positions.

We provide additional information about unrecognized tax benefits in Note 8 of the Notes to Consolidated Financial Statements.

OFF BALANCE-SHEET ARRANGEMENTS

Sempra Energy has provided guarantees aggregating $2.6 billion at December 31, 2008, to related parties, including the guarantees related to Rockies Express financings and continuing transitional guarantees related to RBS Sempra Commodities.  We discuss these guarantees further in Notes 6 and 16 of the Notes to Consolidated Financial Statements.

CREDIT RATINGS

The table below shows the credit ratings of Sempra Energy and its principal subsidiaries which remained at investment grade levels in 2008. Also in 2008, Standard & Poor’s upgraded SDG&E’s and SoCalGas’ unsecured debt rating from A- to A. As of January 31, 2009, the companies have a stable ratings outlook from Moody’s and Fitch credit rating agencies.  However, in July 2008, Standard & Poor’s issued a negative ratings outlook on the companies, except Sempra Global.

CREDIT RATINGS OF SEMPRA ENERGY AND PRINCIPAL SUBSIDIARIES

	Standard	Moody's Investor
	& Poor's	Services, Inc.	Fitch
SEMPRA ENERGY
Unsecured debt	BBB+	Baa1	A

SDG&E
Secured debt	A+	A1	AA
Unsecured debt	A	A2	AA-
Preferred stock	BBB+	Baa1	A+
Commercial paper	A-1	P-1	F-1+

SoCalGas
Secured debt	A+	A1	AA
Unsecured debt	A	A2	AA-
Preferred stock	BBB+	Baa1	A+
Commercial paper	A-1	P-1	F-1+

PACIFIC ENTERPRISES
Preferred stock	BBB+	--	A

SEMPRA GLOBAL
Unsecured debt guaranteed by Sempra Energy	--	Baa1	A
Commercial paper guaranteed by Sempra Energy	A-2	P-2	F-1

FACTORS INFLUENCING FUTURE PERFORMANCE

SEMPRA ENERGY OVERVIEW

The Sempra Utilities' operations and Sempra Generation's long-term contracts generally provide relatively stable earnings and liquidity. However, for the next few years SDG&E will limit its common stock dividends to reinvest a portion of its earnings in significant capital projects. Also, Sempra Generation’s contract with the DWR, which provides a significant portion of Sempra Generation's revenues, ends in late 2011. Because it is unable to forecast with certainty future electricity prices and the cost of natural gas, contracts it enters into to replace this capacity may provide substantially lower revenue.

We expect that Sempra LNG and Sempra Pipelines & Storage will provide relatively stable earnings and liquidity from their current operations and construction programs completed in the future, but will require substantial funding for these programs. In addition, until there are firm supply or capacity contracts for 100% of Sempra LNG’s Cameron facility and until firm supply contracts become effective for the Energía Costa Azul facility, Sempra LNG will seek to obtain interim LNG supplies, which may result in greater variability in revenues and earnings. Sempra LNG may also enter into short-term service contracts to utilize capacity.

The Sempra Utilities' performance will depend primarily on the ratemaking and regulatory process, electric and natural gas industry restructuring, environmental regulations, and the changing energy marketplace. Their performance will also depend on the successful completion of capital projects that we discuss in various sections of this report. As the 2008 GRC provides for fixed annual increases rather than for adjustments based on inflation indices as in the past, performance will depend on the Sempra Utilities' ability to manage the effects of rising costs, including bad debts. We provide additional information in Notes 14 and 15 of the Notes to Consolidated Financial Statements.

The Sempra Utilities have additional income potential above authorized margins through incentive mechanisms. If performance goals and incentive targets are achieved, SDG&E and SoCalGas expect incentive earnings to contribute annually from $3 million to $7 million and from $10 million to $20 million, respectively, to their net income. Amounts realized each year may be affected by the timing of the approval of the award. If goals are not met, penalties may be incurred.

As we discuss in Note 3 of the Notes to Consolidated Financial Statements, on April 1, 2008, we completed the formation of a partnership, RBS Sempra Commodities, to own and operate our commodities-marketing businesses, which generally comprised our Sempra Commodities segment. Our joint venture partner, RBS, is obligated to provide the partnership with all growth capital, working-capital requirements and credit support, as we discuss above in "Capital Resources and Liquidity – Sempra Commodities." Future earnings and distributions from the partnership will depend on profitability and growth achieved in the joint venture and the continued ability of RBS to provide capital and credit support for the partnership. RBS has been greatly affected by the world-wide turmoil in banking and became indirectly controlled by the government of the United Kingdom on December 1, 2008.

We may be further impacted by the current world-wide economic crisis and rapidly changing economic conditions. The impacts of the global credit market crisis on our credit availability and cost are discussed in "Capital Resources and Liquidity" in this report. Moreover, the dollar has strengthened significantly against all foreign currencies, especially in Mexico and South America where we have significant operations. These factors, coupled with very low natural gas prices which affect profitability at Sempra Generation and Sempra LNG, could, if they remain unchanged, adversely affect profitability. Additionally, given the uncertainty of commodity markets and the lack of debt financing for energy infrastructure, which impact related hedging activity, growth at RBS Sempra Commodities could be dampened.

We discuss additional matters that could affect our future performance in Notes 14 through 16 of the Notes to Consolidated Financial Statements.

LITIGATION

We describe legal proceedings which could adversely affect our future performance in Note 16 of the Notes to Consolidated Financial Statements.

SEMPRA UTILITIES -- INDUSTRY DEVELOPMENTS AND CAPITAL PROJECTS

We describe capital projects, electric and natural gas regulation and rates, and other pending proceedings and investigations that affect our business in Notes 14 and 15 of the Notes to Consolidated Financial Statements.

SEMPRA GLOBAL INVESTMENTS

As we discuss in "Cash Flows From Investing Activities," our investments will significantly impact our future performance. In addition to the discussion below, we provide information about these investments in "Capital Resources and Liquidity."

Sempra Generation

In December 2008, Sempra Generation completed a solar-energy project, a 10-MW photovoltaic power-generation site next to its El Dorado Energy power plant near Boulder City, Nevada.  The plant began operations in December 2008 and began selling power to Pacific Gas and Electric in 2009 under a 20-year power purchase agreement.

Sempra Generation also has purchased land and incurs development costs for potential development of renewable energy generation projects.

Sempra Generation is no longer planning to construct a proposed 600-MW natural gas-fired generation plant, Catoctin Power, in Adamstown, Maryland.

Sempra Pipelines & Storage

EnergySouth

In October 2008, Sempra Pipelines & Storage acquired EnergySouth, an energy services holding company based in Mobile, Alabama.  Principal holdings of EnergySouth include Sempra Midstream (formerly EnergySouth Midstream) and Mobile Gas. As a natural gas distribution utility, Mobile Gas serves approximately 93,000 customers in southwest Alabama.

Sempra Midstream is the general partner and 91-percent owner of Bay Gas Storage Company (Bay Gas) and owned 60 percent of Mississippi Hub, LLC (Mississippi Hub) through December 31, 2008.  On January 16, 2009, Sempra Midstream acquired the remaining 40-percent ownership interest in Mississippi Hub for $94 million.

Bay Gas provides underground storage and delivery of natural gas.  It is the easternmost storage facility on the Gulf Coast, with direct service to the Florida market. Currently, Bay Gas has

▪

11.4 Bcf of working natural gas storage capacity that is fully contracted and in operation

▪

an additional 5 Bcf that is 64-percent contracted and under construction with a scheduled in-service date of late-2010

We plan to increase the total Bay Gas capacity to 27 Bcf of underground salt-dome storage.

Mississippi Hub develops high-turn, underground salt-dome natural gas storage in Simpson County, Mississippi.  This facility has planned direct interconnections to the natural gas production areas in eastern Texas, Oklahoma and Arkansas, as well as to the Northeast sales market.

Currently, Mississippi Hub’s first 15 Bcf of storage capacity is under construction.  Long-term commitments are in place for 4 Bcf of this capacity.  Operations are slated to commence in late-2010.  We plan to increase the total Mississippi Hub capacity to 30 Bcf of high-turn, salt-dome storage by the end of 2015.

We expect capital costs of the Bay Gas and Mississippi Hub projects to be approximately $800 million.

Rockies Express Pipeline

The Rockies Express project is comprised of three segments: 1) the Entrega Pipeline, 2) REX-West, and 3) REX-East.

▪

The Entrega Pipeline runs from the Meeker Hub in Colorado to Wamsutter, Wyoming and connects Wamsutter to an interconnection with REX at the Cheyenne Hub in Colorado. The pipeline began service in February 2007.

▪

REX-West extends 713 miles from the Cheyenne Hub to Audrain County in Missouri, and began interim service in January 2008 and full service in May 2008.

▪

We expect REX-East, which will run 638 miles from Missouri to Clarington, Ohio, to be fully operational in late 2009 subject to timely receipt of regulatory approvals.

Total project cost is estimated to be approximately $6.2 billion.

Rockies Express is requesting authorization to construct and operate certain facilities that will comprise its Meeker, Colorado to Cheyenne, Wyoming expansion project. The proposed expansion will add additional natural gas compression, and the expansion is fully contracted and is expected to be operational in April 2010.  The total estimated cost for the proposed project is approximately $78 million.

In February 2006, Rockies Express entered into an agreement with Overthrust Pipeline Company (Overthrust), a subsidiary of Questar Corp., for a long-term lease to provide REX with capacity for up to 1.5 Bcf per day on Overthrust's pipeline. The capacity lease effectively extends the REX to the Opal Hub in Wyoming.

Liberty Gas Storage (Liberty)

Liberty, as currently permitted, is a 17-Bcf salt-cavern natural gas storage facility located in Calcasieu Parish, Louisiana.  The facility has been under construction by Sempra Pipelines & Storage and its 25-percent partner Proliance Transportation and Storage, LLC. When completed, Liberty will be connected with several interstate pipelines, including the Cameron Interstate Pipeline operated by Sempra Pipelines & Storage, and will connect area LNG regasification terminals to an interstate natural gas transmission system and storage facilities.  We estimate the total project cost to be approximately $250 million, and we have expended $204 million through December 31, 2008. Completion of the project has been delayed by subsurface and well-completion problems.  If ongoing corrective measures prove to be unsuccessful, the salt-cavern facility may not go into service, or may have reduced capacity when placed in service.  In the event that the cavern is abandoned, we may be required to take an impairment charge of up to $65 million after tax.

In 2006, we acquired additional property with 11 Bcf of existing salt dome caverns and the capability to add significant additional capacity by mining new caverns.  These caverns would allow Liberty to expand to at least 28 Bcf of total capacity.  Total project costs for Liberty and its expansion are expected to be approximately $450 million to $500 million.

Pipelines in Mexico

Sempra Pipelines & Storage completed its expansion of its existing pipeline in Baja California, Mexico, and the addition of a spur line to connect Sempra LNG’s Energía Costa Azul terminal to an existing Sempra Energy natural gas pipeline in Mexico with interconnections to the U.S. border. Commercial operation of the pipeline expansion began in May 2008.

Sempra LNG

Energía Costa Azul LNG Receipt Terminal

Sempra LNG’s Energía Costa Azul LNG receipt terminal in Baja California, Mexico, with a capacity of 1 Bcf per day, began operations in May 2008.  The facility generates revenue under a capacity agreement with Shell México Gas Natural, expiring in 2028, that permits Shell to use one-half of the terminal’s capacity.  We expect that LNG supplies will begin arriving in 2009 under a 20-year purchase and sale agreement with Tangguh PSC (discussed in "Commitments" above) that will fully use the remaining capacity.  Sempra LNG has been negotiating for temporary supplies of LNG to use the available capacity until the Tangguh PSC supplies arrive.

A nitrogen-injection facility currently under construction will allow the terminal to process LNG cargoes from a wider variety of sources and will provide additional revenue from long-term firm capacity payments for the injection service.  We expect the nitrogen-injection facility to be completed late 2009.

Sempra LNG has a 15-year natural gas sales contract with Mexico’s government-owned electric utility, the CFE, which started in 2008 and runs through 2022.  The agreement provides the CFE with an average of about 130 million cubic feet per day of natural gas. The contract supports the CFE’s future energy needs in northern Baja California, including the Presidente Juarez power plant in Rosarito, Mexico.

We have received approvals from key governmental agencies to expand the terminal capacity to 2.5 Bcf per day.  The ultimate scope and timing of a proposed expansion project will depend on the outcome of negotiations for supply and/or terminal service agreements.

Cameron LNG Receipt Terminal

Sempra LNG’s Cameron LNG receipt terminal is currently under construction in Hackberry, Louisiana. Construction is expected to be completed, and capacity revenues to start, in the second half of 2009. The terminal is under contract for 40% of its capacity through 2029. Total project costs for the Cameron LNG receipt terminal are expected to be approximately $900 million. Force majeure and cost overrun claims have been made by some of the construction companies at the receipt terminal for additional costs, primarily related to hurricanes. Sempra LNG is currently in negotiations with the companies, and cannot estimate at this time the additional amounts that may be paid. In January 2007, Sempra LNG received approval from the FERC for a possible expansion of the terminal’s production capacity to 2.65 Bcf per day of natural gas from 1.5 Bcf per day. The ultimate scope and timing of the expansion project will depend on the outcome of negotiations for supply and/or terminal service agreements.

MARKET RISK

Market risk is the risk of erosion of our cash flows, net income, asset values and equity due to adverse changes in prices for various commodities and in interest rates. Sempra Energy also may be adversely affected by changes in foreign-currency rates.

Risk Policies

Sempra Energy has policies governing its market risk management and trading activities. As required by CPUC and FERC affiliate compliance rules, Sempra Energy and the Sempra Utilities maintain separate and independent risk management committees, organizations and processes for each of the Sempra Utilities and for all non-CPUC regulated affiliates to provide oversight of these activities. The committees consist of senior officers who establish policy, oversee energy risk management activities, and monitor the results of trading and other activities to ensure compliance with our stated energy risk management and trading policies. These activities include, but are not limited to, daily monitoring of detailed information for market positions that create credit, liquidity and market risk. Independently from our energy procurement departments, the respective oversight organizations and committees separately monitor energy price risk management, and measure and report the credit, liquidity and market risk associated with these positions.

Along with other tools, we use Value at Risk (VaR) to measure our exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. VaR is calculated independently by the respective risk management oversight organizations. We use historical and implied volatilities and correlations between instruments and positions in our calculations.

The Sempra Utilities use energy and natural gas derivatives to manage natural gas and energy price risk associated with servicing load requirements. The use of energy and natural gas derivatives is subject to certain limitations imposed by company policy and is in compliance with risk management and trading activity plans that have been filed with and approved by the CPUC. Any costs or gains/losses associated with the use of energy and natural gas derivatives are considered to be commodity costs. Commodity costs are generally passed on to customers as incurred. However, SoCalGas is subject to incentive mechanisms that reward or penalize the utility for commodity costs above or below certain benchmarks.

In 2008, we completed the formation of RBS Sempra Commodities, a partnership that owns and operates the commodities-marketing businesses previously held by us as subsidiaries. We now account for our investment in the partnership under the equity method. As a result of the transaction, we no longer include on our Consolidated Balance Sheet the commodities and financial instruments related to these businesses that subjected us to commodities price risk and credit risk. However, the joint venture partnership is still subject to these risks, which could impact our portion of partnership earnings.

In addition, as a transitional measure, Sempra Energy continues to provide back-up guarantees and credit support for RBS Sempra Commodities, as we discuss above in "Capital Resources and Liquidity" and in Note 6 of the Notes to Consolidated Financial Statements.

We discuss revenue recognition in Notes 1 and 11 of the Notes to Consolidated Financial Statements and the additional market-risk information regarding derivative instruments in Note 11 of the Notes to Consolidated Financial Statements.

We have exposure to changes in commodity prices, interest rates and foreign currency rates and exposure to counterparty nonperformance. The following discussion of these primary market-risk exposures as of December 31, 2008, includes a discussion of how these exposures are managed.

Commodity Price Risk

Market risk related to physical commodities is created by volatility in the prices and basis of certain commodities. Our various subsidiaries are exposed, in varying degrees, to price risk, primarily to prices in the natural gas and electricity markets. Our policy is to manage this risk within a framework that considers the unique markets, and operating and regulatory environments of each subsidiary.

Sempra Global reduces its commodity price risk exposure substantially by passing most of the risk to its counterparties in the contracts it enters into. Any residual exposure is monitored as described above.

The Sempra Utilities' market-risk exposure is limited due to CPUC-authorized rate recovery of the costs of commodity purchases, intrastate transportation, and storage activity. However, SoCalGas may, at times, be exposed to market risk as a result of incentive mechanisms that reward or penalize the utility for commodity costs above or below certain benchmarks for SoCalGas' GCIM, which we discuss in Note 15 of the Notes to Consolidated Financial Statements. If commodity prices were to rise too rapidly, it is likely that volumes would decline. This decline would increase the per-unit fixed costs, which could lead to further volume declines. The Sempra Utilities manage their risk within the parameters of their market risk management framework. As of December 31, 2008, the total VaR of the Sempra Utilities' natural gas and electric positions was not material, and the procurement activities were in compliance with the procurement plans filed with and approved by the CPUC.

Interest Rate Risk

We are exposed to fluctuations in interest rates primarily as a result of our having issued short- and long-term debt. Subject to regulatory constraints, we periodically enter into interest-rate swap agreements to moderate our exposure to interest-rate changes and to lower our overall costs of borrowing.

The table below shows the nominal amount and the one-year VaR for long-term debt, excluding commercial paper, at December 31, 2008:

	Sempra Energy Consolidated		SDG&E		PE/SoCalGas
(Dollars in millions)	Nominal Debt	One-Year VaR	Nominal Debt	One-Year VaR	Nominal Debt	One-Year VaR
Utility fixed-rate*	$3,023	$657	$1,910	$430	$1,113	$229
Utility variable-rate*	486	64	236	69	250	6
Non-utility, fixed-rate and variable-rate*	2,829	467	--	--	--	--
*	After the effects of interest-rate swaps.

At December 31, 2008, the total notional amount of interest-rate swap transactions ranged from $1.1 billion to $1.4 billion at Sempra Energy and $249 million to $553 million at SDG&E (ranges relate to amortizing notional amounts). At December 31, 2008, SoCalGas' total notional amount of interest-rate swap transactions was $150 million. We provide further information about interest-rate swap transactions in Note 11 of the Notes to Consolidated Financial Statements.

We also are subject to the effect of interest-rate fluctuations on the assets of our pension plans, other postretirement benefit plans, and SDG&E's nuclear decommissioning trusts. However, we expect the effects of these fluctuations, as they relate to the Sempra Utilities, to be passed on to customers.

Credit Risk

Credit risk is the risk of loss that would be incurred as a result of nonperformance of our counterparties' contractual obligations. We monitor credit risk through a credit-approval process and the assignment and monitoring of credit limits. We establish these credit limits based on risk and return considerations under terms customarily available in the industry.

As with market risk, we have policies that govern the management of credit risk, which are administered by the respective credit departments for each of the Sempra Utilities and for all non-CPUC regulated affiliates and overseen by their separate risk management committees.

This oversight includes calculating current and potential credit risk on a daily basis and monitoring actual balances in comparison to approved limits. We avoid concentration of counterparties whenever possible, and we believe our credit policies significantly reduce overall credit risk. These policies include an evaluation of the following:

▪

prospective counterparties' financial condition (including credit ratings)

▪

collateral requirements under certain circumstances

▪

the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty

▪

other security such as lock-box liens and downgrade triggers

We believe that we have provided adequate reserves for counterparty nonperformance.

As we describe in Note 16 of the Notes to Consolidated Financial Statements, Sempra Generation has a contract with the DWR to supply up to 1,900 MW of power to the state of California over 10 years, which began in 2001. This contract results in a significant potential nonperformance exposure with a single counterparty; however, this risk has been addressed and mitigated by the liquidated damages provision of the contract.

When they become operational, development projects at Sempra Global rely significantly on the ability of their suppliers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. Also, the factors that we consider in evaluating a development project include negotiating customer and supplier agreements and, therefore, we rely on these agreements for future performance. We also may base our decision to go forward on development projects on these agreements.

As noted above under "Interest Rate Risk," we periodically enter into interest-rate swap agreements to moderate exposure to interest-rate changes and to lower the overall cost of borrowing. We would be exposed to interest-rate fluctuations on the underlying debt should a counterparty to the swap fail to perform.

Foreign Currency Rate Risk

We have investments in entities whose functional currency is not the U.S. dollar, exposing us to foreign exchange movements, primarily in Latin American currencies. For example, as a result of the devaluation of the Argentine peso that began at the end of 2001, Sempra Pipelines & Storage has reduced the carrying value of its Argentine investments downward by a cumulative total of $270 million as of December 31, 2008. In addition, Sempra Pipelines & Storage had reduced the carrying value of other Latin American investments by a cumulative total of $108 million as of December 31, 2008. These noncash adjustments continue to occur based on fluctuations in the functional currencies and generally do not affect net income, but affect other comprehensive income and accumulated other comprehensive income (loss). However, in 2006, the impairment of the Argentine investments reflected the cumulative effect of currency translation adjustments. We provide further discussion in Note 4 of the Notes to Consolidated Financial Statements.

The Mexican subsidiaries have U.S. dollar receivables and payables that give rise to foreign exchange movements for Mexican tax purposes. In addition, monetary assets and liabilities are adjusted for inflation for Mexican tax purposes. The fluctuations in foreign currency and inflation are subject to Mexican taxes and expose us to significant fluctuations in tax expense from changes in the exchange and inflation rates in Mexico.

Our primary objective in reducing foreign currency risk is to preserve the economic value of our overseas investments and to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations.

Our net investment in our Latin American operating companies and the resulting cash flows are partially protected against normal exchange-rate fluctuations by rate-setting mechanisms that are intended to compensate for local inflation and currency exchange-rate fluctuations. In addition, we offset material cross-currency transactions and net income exposure through various means, including financial instruments and short-term investments.

Because we do not hedge our net investment in foreign countries, we are susceptible to volatility in other comprehensive income caused by exchange-rate fluctuations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, AND KEY NONCASH PERFORMANCE INDICATORS

Management views certain accounting policies as critical because their application is the most relevant, judgmental, and/or material to our financial position and results of operations, and/or because they require the use of material judgments and estimates.

We describe our significant accounting policies in Note 1 of the Notes to Consolidated Financial Statements.  We discuss choices among alternative accounting policies that are material to our financial statements and information concerning significant estimates with the audit committee of the Sempra Energy board of directors.

The most critical policies, all of which are mandatory under generally accepted accounting principles in the United States of America and the regulations of the Securities and Exchange Commission, appear in the table below:

CRITICAL ACCOUNTING POLICIES
SEMPRA ENERGY, SDG&E AND SOCALGAS
CONTINGENCIES

Statement of Financial Accounting Standards (SFAS) 5, Accounting for Contingencies, establishes the amounts and timing of when we provide for contingent losses. We continuously assess potential loss contingencies for litigation claims, environmental remediation and other events.

Assumptions & Approach Used

We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if:

▪

information is available indicating it is probable that a loss has been incurred, given the likelihood of uncertain future events, and

▪

the amounts of the loss can be reasonably estimated.

SFAS 5 does not permit the accrual of contingencies that might result in gains.

Effect if Different Assumptions Used	Details of our issues in this area are discussed in Note 16 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
REGULATORY ACCOUNTING

SFAS 71, Accounting for the Effects of Certain Types of Regulation, has a significant effect on the way the Sempra Utilities record assets and liabilities, and the related revenues and expenses that would not be recorded absent the principles in SFAS 71.

Assumptions & Approach Used

The Sempra Utilities record a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. Similarly, regulatory liabilities are recorded for amounts recovered in rates in advance of the expenditure. The Sempra Utilities review probabilities associated with regulatory balances whenever new events occur, such as:

▪

changes in the regulatory environment or the utility's competitive position

▪

issuance of a regulatory commission order

▪

passage of new legislation

To the extent that circumstances associated with regulatory balances change, the regulatory balances could be adjusted.

Effect if Different Assumptions Used	Details of the Sempra Utilities' regulatory assets and liabilities are discussed in Note 1 of the Notes to Consolidated Financial Statements.
INCOME TAXES
SFAS 109, Accounting for Income Taxes, governs the way we provide for income taxes.
Assumptions & Approach Used

Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. When we evaluate the anticipated resolution of income-tax issues, we consider

▪

past resolutions of the same or similar issue

▪

the status of any income-tax examination in progress

▪

positions taken by taxing authorities with other taxpayers with similar issues

The likelihood of deferred tax recovery is based on analyses of the deferred tax assets and our expectation of future taxable income, based on our strategic planning.

Effect if Different Assumptions Used

Actual income taxes could vary from estimated amounts because of:

▪

future impacts of various items including changes in tax laws

▪

our financial condition in future periods

▪

the resolution of various income tax issues between us and taxing authorities

We discuss details of our issues in this area in Note 8 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
INCOME TAXES (CONTINUED)

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

Assumptions & Approach Used

For a position to qualify for benefit recognition under FIN 48, the position must have at least a "more likely than not" chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term "more likely than not" means a likelihood of more than 50 percent. If we do not have a more likely than not position with respect to a tax position, then we may not recognize any of the potential tax benefit associated with the position. A tax position that meets the "more likely than not" recognition shall be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the effective resolution of the tax position.

Effect if Different Assumptions Used

Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

We discuss additional information related to accounting for uncertainty in income taxes in Note 8 of the Notes to Consolidated Financial Statements.

DERIVATIVES
SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and related Emerging Issues Task Force Issues govern the accounting requirements for derivatives.
Assumptions & Approach Used

We value derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of hedge accounting, the impact of instruments may be offset in earnings, on the balance sheet, or in other comprehensive income. We also use normal purchase or sale accounting for certain contracts. As discussed elsewhere in this report, whenever possible, we use exchange quotations or other third-party pricing to estimate fair values; if no such data is available, we use internally developed models and other techniques. The assumed collectibility of derivative assets and receivables considers

▪

events specific to a given counterparty

▪

the tenor of the transaction

▪

the credit-worthiness of the counterparty

Effect if Different Assumptions Used

The application of hedge accounting to certain derivatives and the normal purchase or sale election is made on a contract-by-contract basis. Using hedge accounting or the normal purchase or sale election in a different manner could materially impact our results of operations. The effects of derivatives accounting have a significant impact on Sempra Energy’s consolidated balance sheet but have no significant effect on the Sempra Utilities' results of operations because of the principles in SFAS 71 and the application of the normal purchase or sale election. We provide details of our financial instruments in Note 11 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DEFINED BENEFIT PLANS

We have funded and unfunded noncontributory defined benefit plans that together cover substantially all of our employees. We also have other postretirement benefit plans covering substantially all of our employees. We account for our pension and other postretirement benefit plans under SFAS 87, Employers' Accounting for Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS 106, Employers' Accounting for Postretirement Benefits Other than Pensions, SFAS 132(R), Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106, and under SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).

Assumptions & Approach Used

To measure our pension and postretirement obligations, costs and liabilities, we rely on several assumptions. We consider current market conditions, including interest rates, in making these assumptions.  We annually review these assumptions prior to the beginning of each year and update when appropriate.

The critical assumptions used to develop the required estimates include the following key factors:

▪

discount rate

▪

expected return on plan assets

▪

health-care cost trend rates

▪

mortality rates

▪

rate of compensation increases

▪

payout elections (lump sum or annuity)

Effect if Different Assumptions Used

The actuarial assumptions we use may differ materially from actual results due to:

▪

return on plan assets

▪

changing market and economic conditions

▪

higher or lower withdrawal rates

▪

longer or shorter participant life spans

▪

more or fewer lump sum versus annuity payout elections made by plan participants

These differences, other than those related to the Sempra Utilities plans, where rate recovery offsets any effects of the assumptions on net income, may result in a significant impact to the amount of pension and postretirement benefit expense we record. For the remaining plans, the approximate annual effect on net income of a 0.25 percent point increase or decrease in the assumed discount rate would be $2 million and a 0.25 percent point increase or decrease in the assumed rate of return on plan assets would be less than $1 million.

We provide information about the impact of increases and decreases in the health-care cost trend rate in Note 9 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY
IMPAIRMENT TESTING OF LONG-LIVED ASSETS

SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that long-lived assets be evaluated as necessary for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable or the assets meet the held-for-sale criteria under SFAS 144.

Assumptions & Approach Used

Whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable, we apply SFAS 144 to estimate the fair value of our long-lived assets. For these estimates, we may consider data from multiple valuation methods, including data from market participants. We exercise judgment to estimate the future cash flows and the useful lives of long-lived assets and to determine management's intent to use the assets. Management's intent to use or dispose of assets is subject to re-evaluation and can change over time.

Effect if Different Assumptions Used

The fair value of long-lived assets can vary if differing estimates and assumptions are used in the applied valuation techniques. We discuss impairment of long-lived assets in Note 1 of the Notes to Consolidated Financial Statements.

CARRYING VALUE OF EQUITY METHOD INVESTMENTS

Under Accounting Principles Board (APB) Opinion 18, The Equity Method of Accounting for Investments in Common Stock (APB 18), investments are generally accounted for under the equity method when we have an ownership interest of 20 to 50 percent. For investments accounted for under the equity method of accounting, the premium or excess cost over underlying fair value of net assets is referred to as equity method goodwill. In accordance with APB 18, as amended by SFAS 142, Goodwill and Other Intangible Assets, equity method goodwill is not subject to amortization but rather to impairment testing, as is the equity method investment overall.

Assumptions & Approach Used

We consider whether the fair value of each equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. Therefore, we re-evaluate the amount at which we carry the excess of cost over fair value of net assets accounted for under the equity method. We discuss unamortized goodwill related to unconsolidated subsidiaries in Note 1 of the Notes to Consolidated Financial Statements.

When calculating estimates of fair or realizable values, we consider whether we intend to sell the investment or hold it. For certain held investments, critical assumptions include

▪

the prospects for an energy trading enterprise

▪

the availability and costs of natural gas

▪

competing fuels (primarily propane) and electricity

Sempra Pipelines & Storage owns non-controlling interests in two Argentine natural gas distribution companies. In view of continuing disputes with the Argentine government, we decided to sell our investments in these companies in December 2006. We recorded a noncash impairment charge to net income of $221 million in the fourth quarter of 2006.

Effect if Different Assumptions Used

We estimated the fair value of our Argentine investments using primarily an income-based valuation approach, including risk assumptions for similar investments. The risk assumptions applied by other market participants to value the investments could vary significantly, which could result in a different impairment charge, and ultimately additional loss or gain upon sale.

We provide additional details in Note 4 of the Notes to Consolidated Financial Statements.

KEY NONCASH PERFORMANCE INDICATORS

A discussion of key noncash performance indicators related to each business unit follows:

Sempra Utilities

Key noncash performance indicators include number of customers, and natural gas volumes and electricity sold. Additional noncash performance indicators include goals related to safety, customer service, customer reputation, environmental considerations, on-time and on-budget completion of major projects and initiatives, and in the case of SDG&E, electric reliability. We discuss natural gas volumes and electricity sold in "Results of Operations – Changes in Revenues, Costs and Earnings" above.

Sempra Commodities

Prior to the sale of our commodities-marketing businesses to RBS Sempra Commodities as discussed in Note 3, Sempra Commodities did not use noncash performance factors. Its key indicators were profit margins by product line and by geographic area.

Sempra Generation

Key noncash performance indicators include plant availability factors at the generating plants. For competitive reasons, Sempra Generation does not disclose its plant availability factors. Additional noncash performance indicators include goals related to safety, environmental considerations, and fixed and variable operating and maintenance costs.

Sempra Pipelines & Storage

Key noncash performance indicators for Sempra Pipelines & Storage's consolidated operations include natural gas sales volume, facility availability, capacity utilization, and for some Mexican pipeline operations, customer count. We discuss these above in "Our Business" and "Factors Influencing Future Performance." Additional noncash performance indicators include goals related to safety, environmental considerations, and regulatory compliance.

Sempra LNG

Key noncash performance indicators include plant availability and capacity utilization. We discuss these above in "Our Business" and "Factors Influencing Future Performance." Additional noncash performance indicators include goals related to safety, environmental considerations, and on-time and on-budget completion of development projects.

NEW ACCOUNTING STANDARDS

We discuss the relevant pronouncements that have recently become effective and have had or may have a significant effect on our financial statements in Note 2 of the Notes to Consolidated Financial Statements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this report that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon assumptions with respect to the future, involve risks and uncertainties, and are not guarantees of performance. These forward-looking statements represent our estimates and assumptions only as of the date of this report.

In this report, when we use words such as "believes," "expects," "anticipates," "plans," "estimates," "projects," "contemplates," "intends," "depends," "should," "could," "would," "may," "potential," "target," "goals," or similar expressions, or when we discuss our strategy, plans or intentions, we are making forward-looking statements.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include

▪

local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments;

▪

actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission, the Federal Reserve Board, and other regulatory and governmental bodies in the United States, the United Kingdom and other countries;

▪

capital markets conditions and inflation, interest and exchange rates;

▪

energy and trading markets, including the timing and extent of changes and volatility in commodity prices;

▪

the availability of electric power, natural gas and liquefied natural gas;

▪

weather conditions and conservation efforts;

▪

war and terrorist attacks;

▪

business, regulatory, environmental and legal decisions and requirements;

▪

the status of deregulation of retail natural gas and electricity delivery;

▪

the timing and success of business development efforts;

▪

the resolution of litigation; and

▪

other uncertainties, all of which are difficult to predict and many of which are beyond our control.

We caution you not to rely unduly on any forward-looking statements. You should review and consider carefully the risks, uncertainties and other factors that affect our business as described in this report and other reports that we file with the Securities and Exchange Commission.

COMMON STOCK DATA

SEMPRA ENERGY COMMON STOCK

Our common stock is traded on the New York Stock Exchange. At February 12, 2009, there were 46,000 record holders of our common stock.

The following table shows Sempra Energy quarterly common stock data:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008
Market price
High	$63.00	$59.96	$58.99	$51.21
Low	$48.58	$53.02	$43.35	$34.29

2007
Market price
High	$63.03	$66.38	$62.25	$64.21
Low	$54.73	$57.04	$50.95	$57.62
We declared dividends of $0.32 per share in the first quarter of 2008 and $0.35 per share in each of the remaining quarters of 2008. We declared dividends of $0.31 per share in each quarter of 2007.

PE, SOCALGAS AND SDG&E COMMON STOCK

Sempra Energy owns all of PE's issued and outstanding common stock. PE owns all of the common stock of SoCalGas. Enova Corporation, a wholly owned subsidiary of Sempra Energy, owns all of SDG&E’s issued and outstanding common stock.

Information concerning dividend declarations for PE, SoCalGas and SDG&E is included in each of their "Statements of Consolidated Comprehensive Income and Changes in Shareholders' Equity" set forth in the Consolidated Financial Statements.

DIVIDEND RESTRICTIONS

The payment and the amount of future dividends for Sempra Energy, SDG&E, PE, and SoCalGas are within the discretion of their boards of directors. As a result of its projected capital expenditure program, SDG&E has elected to suspend the payment of dividends on its common stock to Sempra Energy over the last three years, and future common dividends from SDG&E, PE and SoCalGas may be limited to reduce the amount of debt financing required during periods of increased capital expenditures.  The CPUC’s regulation of the Sempra Utilities’ capital structures limits the amounts that the Sempra Utilities can pay us in the form of loans and dividends.

PERFORMANCE GRAPH -- COMPARATIVE TOTAL SHAREHOLDER RETURNS

The following graph (Figure 2) compares the percentage change in the cumulative total shareholder return on Sempra Energy common stock for the five-year period ending December 31, 2008, with the performance over the same period of the Standard & Poor's 500 Index and the Standard & Poor's 500 Utilities Index.

These returns were calculated assuming an initial investment of $100 in our common stock, the S&P 500 Index and the S&P 500 Utilities Index on December 31, 2003, and the reinvestment of all dividends.

Figure 2: Comparison of Cumulative Five-Year Total Return

FIVE-YEAR SUMMARIES

The following tables present selected financial data of Sempra Energy, SDG&E, PE and SoCalGas for the five years ended December 31, 2008. The data is derived from the audited consolidated financial statements of each company. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes contained in this Annual Report.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA FOR SEMPRA ENERGY
(In millions, except for per share amounts)
	At December 31 or for the years then ended
	2008	2007	2006	2005	2004
Sempra Energy Consolidated
Revenues
Sempra Utilities:
Natural gas	$5,419	$4,869	$4,763	$5,253	$4,537
Electric	2,553	2,184	2,136	1,789	1,658
Sempra Global and parent	2,786	4,385	4,862	4,470	3,039
Total revenues	$10,758	$11,438	$11,761	$11,512	$9,234

Income from continuing operations	$1,113	$1,125	$1,091	$913	$915
Net income	$1,113	$1,099	$1,406	$920	$895

Income per common share from continuing operations:
Basic	$4.50	$4.34	$4.25	$3.71	$4.01
Diluted	$4.43	$4.26	$4.17	$3.62	$3.92
Net income per common share:
Basic	$4.50	$4.24	$5.48	$3.74	$3.92
Diluted	$4.43	$4.16	$5.38	$3.65	$3.83

Dividends declared per common share	$1.37	$1.24	$1.20	$1.16	$1.00
Return on common equity	13.6%	13.9%	20.6%	16.7%	20.5%
Effective income tax rate	29%	34%	33%	4%	18%
Price range of common shares	$63.00-	$66.38-	$57.35-	$47.86-	$37.93-
	34.29	50.95	42.90	35.53	29.51
Weighted average rate base:
SoCalGas	$2,702	$2,642	$2,477	$2,386	$2,351
SDG&E	$4,050	$3,846	$3,474	$2,902	$2,755

AT DECEMBER 31
Current assets*	$2,476	$9,964	$10,766	$12,827	$9,156
Total assets*	$26,400	$28,717	$27,699	$28,246	$23,697
Current liabilities*	$3,612	$9,020	$9,099	$11,253	$9,033
Long-term debt (excludes current portion)	$6,544	$4,553	$4,525	$4,815	$4,182
Short-term debt**	$913	$1,071	$933	$1,141	$783
Trust preferred securities	$--	$--	$--	$--	$200	***
Shareholders’ equity	$7,969	$8,339	$7,511	$6,160	$4,865
Common shares outstanding	243.3	261.2	262.0	257.2	234.2
Book value per share	$32.75	$31.93	$28.67	$23.95	$20.77
*	As adjusted in 2004 through 2007 for the retrospective adoption of FASB Staff Position FIN 39-1.
**	Includes long-term debt due within one year.
***	We redeemed these securities in February 2005.

On April 1, 2008, we sold our commodities-marketing businesses into a joint venture, and began accounting for these businesses under the equity method. We discuss this transaction further in Notes 3 and 4 of the Notes to Consolidated Financial Statements.

We discuss discontinued operations in Note 5 of the Notes to Consolidated Financial Statements, and litigation and other contingencies in Note 16 of the Notes to Consolidated Financial Statements.

FIVE-YEAR SUMMARIES (Cont’d)
FIVE-YEAR SUMMARIES OF SELECTED FINANCIAL DATA FOR SDG&E, PE AND SOCALGAS
(Dollars in millions)
	At December 31 or for the years then ended
	2008	2007	2006	2005	2004
SDG&E
Income Statement Data:
Operating revenues	$3,251	$2,852	$2,785	$2,512	$2,274
Operating income	$570	$500	$477	$393	$393
Dividends on preferred stock	$5	$5	$5	$5	$5
Earnings applicable to common shares	$339	$283	$237	$262	$208

Balance Sheet Data:
Total assets*	$9,079	$8,499	$7,794	$7,489	$6,834
Long-term debt (excludes current portion)	$2,142	$1,958	$1,638	$1,455	$1,022
Short-term debt**	$2	$--	$138	$66	$66
Preferred stock subject to mandatory redemption	$--	$14	$17	$19	$21
Shareholders’ equity	$2,621	$2,279	$1,994	$1,562	$1,376
Pacific Enterprises
Income Statement Data:
Operating revenues	$4,768	$4,282	$4,181	$4,617	$3,997
Operating income	$435	$436	$439	$347	$407
Dividends on preferred stock	$4	$4	$4	$4	$4
Earnings applicable to common shares	$248	$238	$235	$221	$232

Balance Sheet Data:
Total assets*	$7,907	$6,802	$6,841	$6,531	$6,088
Long-term debt (excludes current portion)	$1,270	$1,113	$1,107	$1,100	$864
Short-term debt**	$100	$--	$--	$96	$30
Shareholders’ equity	$1,940	$1,916	$1,930	$1,834	$1,814
SoCalGas
Income Statement Data:
Operating revenues	$4,768	$4,282	$4,181	$4,617	$3,997
Operating income	$434	$437	$439	$347	$409
Dividends on preferred stock	$1	$1	$1	$1	$1
Earnings applicable to common shares	$244	$230	$223	$211	$232

Balance Sheet Data:
Total assets*	$7,351	$6,406	$6,359	$6,007	$5,636
Long-term debt (excludes current portion)	$1,270	$1,113	$1,107	$1,100	$864
Short-term debt**	$100	$--	$--	$96	$30
Shareholders’ equity	$1,490	$1,470	$1,490	$1,417	$1,407
*	As adjusted in 2004 through 2007 for the retrospective adoption of FASB Staff Position FIN 39-1.
**	Includes long-term debt due within one year.

We do not provide per-share data for SDG&E, Pacific Enterprises and SoCalGas, since each of them is directly or indirectly wholly owned by Sempra Energy.

We discuss litigation and other contingencies in Note 16 of the Notes to Consolidated Financial Statements.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Sempra Energy, SDG&E, PE and SoCalGas have designed and maintain disclosure controls and procedures to ensure that information required to be disclosed in their respective reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to the management of each company, including each respective Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating these controls and procedures, the management of each company recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives; therefore, the management of each company applies judgment in evaluating the cost-benefit relationship of other possible controls and procedures.

Under the supervision and with the participation of management, including the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E, PE and SoCalGas, each company evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, the end of the period covered by this report. Based on these evaluations, the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E, PE and SoCalGas concluded that their respective company's disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

SEMPRA ENERGY, SDG&E, PE, SOCALGAS

The respective management of each company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the management of each company, including each company's principal executive officer and principal financial officer, the effectiveness of each company's internal control over financial reporting was evaluated based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluations, each company concluded that its internal control over financial reporting was effective as of December 31, 2008. Deloitte & Touche, LLP audited the effectiveness of each company's internal control over financial reporting as of December 31, 2008, as stated in their reports, which are included in this Annual Report.

There have been no changes in the companies' internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the companies' internal control over financial reporting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEMPRA ENERGY

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the internal control over financial reporting of Sempra Energy and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 23, 2009, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

SAN DIEGO GAS & ELECTRIC COMPANY

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the internal control over financial reporting of San Diego Gas & Electric Company and subsidiary (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 23, 2009, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the accompanying consolidated balance sheets of San Diego Gas & Electric Company and subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

PACIFIC ENTERPRISES

To the Board of Directors and Shareholders of Pacific Enterprises:

We have audited the internal control over financial reporting of Pacific Enterprises and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 23, 2009, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

To the Board of Directors and Shareholders of Pacific Enterprises:

We have audited the accompanying consolidated balance sheets of Pacific Enterprises and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

SOUTHERN CALIFORNIA GAS COMPANY

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the internal control over financial reporting of Southern California Gas Company and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 23, 2009, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the accompanying consolidated balance sheets of Southern California Gas Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southern California Gas Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 23, 2009

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2008	2007	2006

REVENUES
Sempra Utilities	$7,972	$7,053	$6,899
Sempra Global and parent	2,786	4,385	4,862
Total revenues	10,758	11,438	11,761

EXPENSES AND OTHER INCOME
Sempra Utilities:
Cost of natural gas	(3,244)	(2,763)	(2,756)
Cost of electric fuel and purchased power	(900)	(699)	(721)
Sempra Global and parent:
Cost of natural gas, electric fuel and purchased power	(1,671)	(1,302)	(1,221)
Other cost of sales	(182)	(988)	(1,468)
Operation and maintenance	(2,536)	(3,032)	(2,879)
Depreciation and amortization	(687)	(686)	(657)
Franchise fees and other taxes	(312)	(295)	(275)
Gains on sale of assets	114	6	1
Equity earnings (losses):
RBS Sempra Commodities LLP	383	--	--
Other	37	(9)	338
Other income (expense), net	(54)	90	43
Interest income	45	72	109
Interest expense	(253)	(272)	(351)
Preferred dividends of subsidiaries	(10)	(10)	(10)
Income from continuing operations before income taxes and equity earnings of certain unconsolidated subsidiaries	1,488	1,550	1,914
Income tax expense	(438)	(524)	(641)
Equity earnings (losses), net of income tax	63	99	(182)
Income from continuing operations	1,113	1,125	1,091
Discontinued operations, net of income tax	--	(26)	315
Net income	$1,113	$1,099	$1,406

Basic earnings per share:
Income from continuing operations	$4.50	$4.34	$4.25
Discontinued operations, net of income tax	--	(0.10)	1.23
Net income	$4.50	$4.24	$5.48
Weighted-average number of shares outstanding (thousands)	247,387	259,269	256,477

Diluted earnings per share:
Income from continuing operations	$4.43	$4.26	$4.17
Discontinued operations, net of income tax	--	(0.10)	1.21
Net income	$4.43	$4.16	$5.38
Weighted-average number of shares outstanding (thousands)	251,159	264,004	261,368
Dividends declared per share of common stock	$1.37	$1.24	$1.20

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2008	December 31, 2007*

ASSETS
Current assets:
Cash and cash equivalents	$331	$668
Short-term investments	176	--
Restricted cash	27	1
Trade accounts receivable, net	903	960
Other accounts and notes receivable, net	78	114
Income taxes receivable	195	99
Deferred income taxes	31	247
Trading-related receivables and deposits, net	--	2,719
Derivative trading instruments	--	2,170
Commodities owned	--	2,231
Inventories	320	224
Regulatory assets	121	106
Fixed-price contracts and other derivatives	160	28
Other	134	397
Total current assets	2,476	9,964

Investments and other assets:
Regulatory assets arising from fixed-price contracts and other derivatives	264	309
Regulatory assets arising from pension and other postretirement benefit obligations	1,188	162
Other regulatory assets	534	460
Nuclear decommissioning trusts	577	739
Investment in RBS Sempra Commodities LLP	2,082	--
Other investments	1,166	1,243
Goodwill and other intangible assets	539	179
Sundry	709	777
Total investments and other assets	7,059	3,869

Property, plant and equipment:
Property, plant and equipment	23,153	20,917
Less accumulated depreciation and amortization	(6,288)	(6,033)
Property, plant and equipment, net	16,865	14,884
Total assets	$26,400	$28,717

See Notes to Consolidated Financial Statements.

* As adjusted for the retrospective adoption of FASB Staff Position FIN 39-1.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2008	December 31, 2007*

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt	$503	$1,064
Accounts payable – trade	606	1,374
Accounts payable – other	250	189
Due to unconsolidated affiliates	38	60
Trading-related payables	--	2,265
Derivative trading instruments	--	1,672
Commodities sold with agreement to repurchase	--	500
Dividends and interest payable	156	145
Accrued compensation and benefits	280	265
Regulatory balancing accounts, net	335	481
Current portion of long-term debt	410	7
Fixed-price contracts and other derivatives	180	53
Customer deposits	170	143
Other	684	802
Total current liabilities	3,612	9,020

Long-term debt	6,544	4,553

Deferred credits and other liabilities:
Due to unconsolidated affiliate	102	102
Customer advances for construction	155	153
Pension and other postretirement benefit obligations, net of plan assets	1,487	434
Deferred income taxes	946	531
Deferred investment tax credits	57	61
Regulatory liabilities arising from removal obligations	2,430	2,522
Asset retirement obligations	1,159	1,129
Other regulatory liabilities	219	265
Fixed-price contracts and other derivatives	392	332
Deferred credits and other	909	949
Total deferred credits and other liabilities	7,856	6,478

Preferred stock of subsidiaries	179	179

Minority interests	240	148

Commitments and contingencies (Note 16)

Shareholders' equity:
Preferred stock (50 million shares authorized; none issued)	--	--
Common stock (750 million shares authorized; 243 million and 261 million shares outstanding at December 31, 2008 and December 31, 2007, respectively; no par value)	2,265	3,198
Retained earnings	6,235	5,464
Deferred compensation	(18)	(22)
Accumulated other comprehensive income (loss)	(513)	(301)
Total shareholders' equity	7,969	8,339
Total liabilities and shareholders' equity	$26,400	$28,717

See Notes to Consolidated Financial Statements.

* As adjusted for the retrospective adoption of FASB Staff Position FIN 39-1.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,113	$1,099	$1,406
Adjustments to reconcile net income to net cash provided by operating activities:
Discontinued operations	--	26	(315)
Depreciation and amortization	687	686	657
Gains on sale of assets, net	(114)	(6)	(1)
Deferred income taxes and investment tax credits	324	149	77
Noncash rate-reduction bond expense	--	55	60
Equity earnings	(483)	(90)	(156)
Other	141	46	47
Quasi-reorganization resolution	--	--	12
Net changes in other working capital components	(483)	25	(183)
Distributions from RBS Sempra Commodities LLP	85	--	--
Changes in other assets	(15)	22	20
Changes in other liabilities	(74)	79	42
Net cash provided by continuing operations	1,181	2,091	1,666
Net cash used in discontinued operations	--	(3)	(37)
Net cash provided by operating activities	1,181	2,088	1,629

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,061)	(2,011)	(1,907)
Proceeds from sale of assets from continuing operations, net of cash sold	2,295	103	40
Expenditures for investments and acquisition of businesses, net of cash acquired	(2,675)	(121)	(257)
Distributions from investments	34	18	104
Purchases of nuclear decommissioning and other trust assets	(485)	(646)	(546)
Proceeds from sales by nuclear decommissioning and other trusts	469	613	503
Dividends received from equity method investments	--	--	431
Decrease in notes receivable from unconsolidated affiliates	60	--	--
Other	(23)	(29)	(27)
Net cash used in continuing operations	(2,386)	(2,073)	(1,659)
Net cash provided by discontinued operations	--	--	793
Net cash used in investing activities	(2,386)	(2,073)	(866)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(339)	(316)	(283)
Issuances of common stock	18	40	97
Repurchases of common stock	(1,018)	(185)	(37)
Issuances of long-term debt	1,706	404	552
Payments on long-term debt	(79)	(1,072)	(263)
Increase (decrease) in short-term debt, net	564	812	(791)
Financing transaction related to Sempra Financial	--	--	83
Other	16	21	28
Net cash provided by (used in) continuing operations	868	(296)	(614)
Net cash provided by discontinued operations	--	--	2
Net cash provided by (used in) financing activities	868	(296)	(612)

Increase (decrease) in cash and cash equivalents	(337)	(281)	151
Cash and cash equivalents, January 1	668	920	769
Cash assumed in connection with FIN 46(R) initial consolidation	--	29	--
Cash and cash equivalents, December 31	$331	$668	$920

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

CHANGES IN OTHER WORKING CAPITAL
COMPONENTS
(Excluding cash and cash equivalents, and debt due within one year)
Accounts and notes receivable	$110	$(63)	$94
Net trading assets	(4)	303	(543)
Income taxes, net	13	(73)	(51)
Inventories	(75)	(9)	(3)
Regulatory balancing accounts	(138)	120	170
Regulatory assets and liabilities	1	--	4
Other current assets	71	(109)	(2)
Accounts payable	(526)	(82)	227
Other current liabilities	65	(62)	(79)
Net changes in other working capital components	$(483)	$25	$(183)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Interest payments, net of amounts capitalized	$233	$380	$337

Income tax payments, net of refunds	$114	$443	$601

SUPPLEMENTAL DISCLOSURE OF NONCASH
ACTIVITIES
Acquisition of business:
Assets acquired	$1,307	$--	$--
Cash paid, net of cash acquired	(495)	--	--
Liabilities assumed	$812	$--	$--

Increase (decrease) in accounts payable from investments in property, plant and equipment	$(9)	$81	$(43)

Dividends declared but not paid	$88	$84	$82

Fair value of stock received for services rendered	$--	$32	$--

Fair value of stock received for sale of investments	$--	$26	$--

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2008, 2007 and 2006
(Dollars in millions)	Comprehensive Income	Common Stock	Retained Earnings	Deferred Compensation Relating to ESOP	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2005		$ 2,958	$ 3,588	$ (28)	$ (358)	$ 6,160
Net income	$ 1,406		1,406			1,406
Comprehensive income adjustments:
Foreign currency translation adjustments	(12)				(12)	(12)
Available-for-sale securities	18				18	18
Pension adjustment	(7)				(7)	(7)
Financial instruments	8				8	8
Comprehensive income	$ 1,413
Adoption of FASB Statement No. 158					(39)	(39)
Adoption of FASB Statement No. 123(R)		96				96
Common stock dividends declared			(313)			(313)
Quasi-reorganization adjustment		13				13
Issuance of common stock		175				175
Tax benefit related to share-based compensation		32				32
Repurchase of common stock		(37)				(37)
Common stock released from ESOP		8		3		11
Balance at December 31, 2006		3,245	4,681	(25)	(390)	7,511
Adoption of FASB Statement No. 157			12			12
Adoption of FIN 48			(2)			(2)
Net income	$ 1,099		1,099			1,099
Comprehensive income adjustments:
Foreign currency translation adjustments	38				38	38
Available-for-sale securities	10				10	10
Pension and other post retirement benefits	15				15	15
Financial instruments	26				26	26
Comprehensive income	$ 1,188
Share-based compensation expense		43				43
Common stock dividends declared			(326)			(326)
Quasi-reorganization adjustment		(2)				(2)
Issuance of common stock		62				62
Tax benefit related to share-based compensation		26				26
Repurchase of common stock		(185)				(185)
Common stock released from ESOP		9		3		12
Balance at December 31, 2007		3,198	5,464	(22)	(301)	8,339
Net income	$ 1,113		1,113			1,113
Comprehensive income adjustments:
Foreign currency translation adjustments	(140)				(140)	(140)
Available-for-sale securities	(26)				(26)	(26)
Pension and other postretirement benefits	(30)				(30)	(30)
Financial instruments	(16)				(16)	(16)
Comprehensive income	$ 901
Share-based compensation expense		49				49
Common stock dividends declared			(342)			(342)
Issuance of common stock		18				18
Tax benefit related to share-based compensation		6				6
Repurchase of common stock		(1,018)				(1,018)
Common stock released from ESOP		12		4		16
Balance at December 31, 2008		$ 2,265	$ 6,235	$ (18)	$ (513)	$ 7,969

See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

Operating revenues
Electric	$2,562	$2,194	$2,147
Natural gas	689	658	638
Total operating revenues	3,251	2,852	2,785

Operating expenses
Cost of electric fuel and purchased power	900	699	721
Cost of natural gas	415	392	380
Operation and maintenance	913	807	777
Depreciation and amortization	298	301	291
Franchise fees and other taxes	158	155	140
Gains on sale of assets	(3)	(2)	(1)
Total operating expenses	2,681	2,352	2,308

Operating income	570	500	477

Other income, net	25	11	8
Interest income	6	8	6
Interest expense	(96)	(96)	(97)
Income before income taxes	505	423	394

Income tax expense	161	135	152

Net income	344	288	242
Preferred dividend requirements	5	5	5
Earnings applicable to common shares	$339	$283	$237

See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2008	December 31, 2007 *

ASSETS
Current assets:
Cash and cash equivalents	$19	$158
Short-term investments	24	--
Accounts receivable – trade	225	207
Accounts receivable – other	30	49
Due from unconsolidated affiliates	29	22
Income taxes receivable	22	56
Deferred income taxes	17	67
Inventories	62	113
Regulatory assets arising from fixed-price contracts and other derivatives	94	52
Other regulatory assets	8	14
Fixed-price contracts and other derivatives	39	18
Other	15	34
Total current assets	584	790

Other assets:
Due from unconsolidated affiliate	4	5
Deferred taxes recoverable in rates	369	312
Regulatory assets arising from fixed-price contracts and other derivatives	264	309
Regulatory assets arising from pensions and other postretirement benefit obligations	393	162
Other regulatory assets	59	48
Nuclear decommissioning trusts	577	739
Sundry	154	123
Total other assets	1,820	1,698

Property, plant and equipment:
Property, plant and equipment	9,095	8,282
Less accumulated depreciation and amortization	(2,420)	(2,271)
Property, plant and equipment, net	6,675	6,011
Total assets	$9,079	$8,499

See Notes to Consolidated Financial Statements.

* As adjusted for the retrospective adoption of FASB Staff Position FIN 39-1.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2008	December 31, 2007 *

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$261	$290
Due to unconsolidated affiliates	1	10
Regulatory balancing accounts, net	114	298
Customer deposits	53	52
Fixed-price contracts and other derivatives	77	52
Accrued compensation and benefits	105	98
Mandatorily redeemable preferred securities	--	14
Current portion of long-term debt	2	--
Other	163	161
Total current liabilities	776	975

Long-term debt	2,142	1,958

Deferred credits and other liabilities:
Customer advances for construction	26	33
Pension and other postretirement benefit obligations, net of plan assets	419	190
Deferred income taxes	628	506
Deferred investment tax credits	26	29
Regulatory liabilities arising from removal obligations	1,212	1,335
Asset retirement obligations	550	554
Fixed-price contracts and other derivatives	347	329
Deferred credits and other	204	176
Total deferred credits and other liabilities	3,412	3,152

Minority interest	128	135

Commitments and contingencies (Note 16)

Shareholders' equity:
Preferred stock not subject to mandatory redemption	79	79
Common stock (255 million shares authorized; 117 million shares outstanding; no par value)	1,138	1,138
Retained earnings	1,417	1,078
Accumulated other comprehensive income (loss)	(13)	(16)
Total shareholders' equity	2,621	2,279
Total liabilities and shareholders' equity	$9,079	$8,499

See Notes to Consolidated Financial Statements.

* As adjusted for the retrospective adoption of FASB Staff Position FIN 39-1.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$344	$288	$242
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	298	301	291
Deferred income taxes and investment tax credits	113	(40)	(130)
Noncash rate-reduction bond expense	--	55	60
Other	(3)	12	3
Changes in other assets	19	5	9
Changes in other liabilities	(23)	(5)	(16)
Changes in working capital components:
Accounts receivable	1	(43)	39
Interest receivable	1	(1)	2
Due to/from affiliates, net	18	7	(12)
Inventories	51	(16)	(19)
Other current assets	(49)	6	(19)
Income taxes	44	(31)	(32)
Accounts payable	(70)	10	9
Regulatory balancing accounts	(184)	133	(14)
Other current liabilities	59	(21)	(16)
Net cash provided by operating activities	619	660	397

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(884)	(714)	(1,070)
Expenditures for short-term investments	(488)	--	--
Proceeds from sale of short-term investments	464	--	--
Purchases of nuclear decommissioning trust assets	(468)	(587)	(481)
Proceeds from sales by nuclear decommissioning trusts	468	592	484
Increase in loans to affiliates, net	(33)	--	(1)
Proceeds from sale of assets	1	2	1
Net cash used in investing activities	(940)	(707)	(1,067)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	--	--	200
Preferred dividends paid	(5)	(5)	(5)
Redemptions of preferred stock	(14)	(3)	(3)
Issuances of long-term debt	193	313	411
Payments on long-term debt	--	(66)	(227)
Increase (decrease) in short-term debt, net	--	(72)	72
Capital contribution received by Otay Mesa VIE	9	--	--
Other	(1)	--	(5)
Net cash provided by financing activities	182	167	443

Increase (decrease) in cash and cash equivalents	(139)	120	(227)
Cash and cash equivalents, January 1	158	9	236
Cash assumed in connection with FIN 46(R) initial consolidation	--	29	--
Cash and cash equivalents, December 31	$19	$158	$9

See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$92	$85	$91

Income tax payments, net of refunds	$3	$206	$313

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in accounts payable from investments in property, plant and equipment	$33	$37	$21

Dividends declared but not paid	$1	$1	$1

See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2008, 2007 and 2006
(Dollars in millions)	Comprehensive Income	Preferred Stock Not Subject to Mandatory Redemption	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2005		$ 79	$ 938	$ 559	$ (14)	$ 1,562
Net income	$ 242			242		242
Pension adjustment	(2)				(2)	(2)
Comprehensive income	$ 240
Adoption of FASB Statement No. 158					(3)	(3)
Preferred stock dividends declared				(5)		(5)
Capital contribution			200			200
Balance at December 31, 2006		79	1,138	796	(19)	1,994
Adoption of FIN 48				(1)		(1)
Net income	$ 288			288		288
Financial instruments	(1)				(1)	(1)
Pension adjustment	4				4	4
Comprehensive income	$ 291
Preferred stock dividends declared				(5)		(5)
Balance at December 31, 2007		79	1,138	1,078	(16)	2,279
Net income	$ 344			344		344
Pension adjustment	3				3	3
Comprehensive income	$ 347
Preferred stock dividends declared				(5)		(5)
Balance at December 31, 2008		$ 79	$ 1,138	$1,417	$ (13)	$ 2,621

See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

Operating revenues	$4,768	$4,282	$4,181

Operating expenses
Cost of natural gas	2,841	2,420	2,410
Operation and maintenance	1,077	1,022	949
Depreciation	280	281	267
Franchise fees and other taxes	135	125	121
Gains on sale of assets	--	(2)	(5)
Total operating expenses	4,333	3,846	3,742

Operating income	435	436	439

Other income (expense), net	1	(4)	(2)
Interest income	22	51	64
Interest expense	(65)	(76)	(76)
Income before income taxes	393	407	425

Income tax expense	141	165	186

Net income	252	242	239
Preferred dividend requirements	4	4	4
Earnings applicable to common shares	$248	$238	$235

See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$206	$59
Accounts receivable – trade	572	671
Accounts receivable – other	20	22
Due from unconsolidated affiliates	5	5
Income taxes receivable	108	37
Deferred income taxes	--	33
Inventories	167	98
Other regulatory assets	18	40
Other	37	23
Total current assets	1,133	988

Other assets:
Due from unconsolidated affiliates	457	457
Regulatory assets arising from pension and other postretirement benefit obligations	795	--
Other regulatory assets	105	100
Pension plan assets in excess of benefit obligations	--	62
Sundry	49	39
Total other assets	1,406	658

Property, plant and equipment:
Property, plant and equipment	8,816	8,448
Less accumulated depreciation	(3,448)	(3,292)
Property, plant and equipment, net	5,368	5,156
Total assets	$7,907	$6,802

See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable – trade	$257	$300
Accounts payable – other	163	130
Due to unconsolidated affiliates	106	125
Deferred income taxes	6	--
Regulatory balancing accounts, net	221	183
Customer deposits	114	90
Accrued compensation and benefits	92	87
Current portion of long-term debt	100	--
Other	213	223
Total current liabilities	1,272	1,138

Long-term debt	1,270	1,113

Deferred credits and other liabilities:
Customer advances for construction	131	123
Pension and other postretirement benefit obligations, net of plan assets	823	58
Deferred income taxes	157	102
Deferred investment tax credits	30	33
Regulatory liabilities arising from removal obligations	1,218	1,187
Regulatory liabilities arising from pension and other postretirement benefit obligations	--	34
Asset retirement obligations	581	562
Deferred taxes refundable in rates	214	231
Preferred stock of subsidiary	20	20
Deferred credits and other	251	285
Total deferred credits and other liabilities	3,425	2,635

Commitments and contingencies (Note 16)

Shareholders' equity:
Preferred stock	80	80
Common stock (600 million shares authorized; 84 million shares outstanding; no par value)	1,462	1,462
Retained earnings	426	378
Accumulated other comprehensive income (loss)	(28)	(4)
Total shareholders' equity	1,940	1,916
Total liabilities and shareholders' equity	$7,907	$6,802

See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$252	$242	$239
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	280	281	267
Deferred income taxes and investment tax credits	92	10	(26)
Gains on sale of assets, net	--	(2)	(5)
Other	(2)	2	3
Quasi-reorganization resolution	--	--	12
Changes in other assets	(30)	4	(2)
Changes in other liabilities	(56)	29	26
Changes in working capital components:
Accounts receivable	102	(31)	52
Interest receivable	--	10	(1)
Inventories	(69)	8	18
Other current assets	(23)	(2)	(7)
Accounts payable	7	(79)	83
Income taxes	(71)	42	113
Due to/from affiliates, net	(4)	4	(19)
Regulatory balancing accounts	46	(13)	185
Customer deposits	24	3	8
Other current liabilities	24	(17)	(35)
Net cash provided by operating activities	572	491	911

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(454)	(457)	(413)
Decrease (increase) in loans to affiliates, net	136	(34)	(145)
Proceeds from sale of assets	--	2	11
Other	(1)	--	(1)
Net cash used in investing activities	(319)	(489)	(548)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(350)	(150)	(150)
Preferred dividends paid	(4)	(4)	(4)
Issuances of long-term debt	250	--	--
Decrease in short-term debt, net	--	--	(88)
Other	(2)	--	--
Net cash used in financing activities	(106)	(154)	(242)

Increase (decrease) in cash and cash equivalents	147	(152)	121
Cash and cash equivalents, January 1	59	211	90
Cash and cash equivalents, December 31	$206	$59	$211

See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$61	$72	$69

Income tax payments, net of refunds	$120	$114	$99

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase (decrease) in accounts payable from investments in property, plant and equipment	$(17)	$5	$4

Dividends declared but not paid	$1	$151	$51

See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2008, 2007 and 2006
(Dollars in millions)	Comprehensive Income	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2005		$ 80	$ 1,453	$ 306	$ (5)	$ 1,834
Net income	$ 239			239		239
Pension adjustment	2				2	2
Comprehensive income	$ 241
Adoption of FASB Statement No. 158					(2)	(2)
Quasi-reorganization adjustment			11			11
Preferred stock dividends declared				(4)		(4)
Common stock dividends declared				(150)		(150)
Balance at December 31, 2006		80	1,464	391	(5)	1,930
Adoption of FIN 48				(1)		(1)
Net income	$ 242			242		242
Financial instruments	1				1	1
Comprehensive income	$ 243
Quasi-reorganization adjustment			(2)			(2)
Preferred stock dividends declared				(4)		(4)
Common stock dividends declared				(250)		(250)
Balance at December 31, 2007		80	1,462	378	(4)	1,916
Net income	$ 252			252		252
Financial instruments	(25)				(25)	(25)
Pension adjustment	1				1	1
Comprehensive income	$ 228
Preferred stock dividends declared				(4)		(4)
Common stock dividends declared				(200)		(200)
Balance at December 31, 2008		$ 80	$ 1,462	$ 426	$ (28)	$ 1,940

See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

Operating revenues	$4,768	$4,282	$4,181

Operating expenses
Cost of natural gas	2,841	2,420	2,410
Operation and maintenance	1,078	1,021	949
Depreciation	280	281	267
Franchise fees and other taxes	135	125	121
Gains on sale of assets	--	(2)	(5)
Total operating expenses	4,334	3,845	3,742

Operating income	434	437	439

Other income (expense), net	2	(3)	(1)
Interest income	11	27	29
Interest expense	(62)	(70)	(70)
Income before income taxes	385	391	397

Income tax expense	140	160	173

Net income	245	231	224
Preferred dividend requirements	1	1	1
Earnings applicable to common shares	$244	$230	$223

See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$206	$59
Accounts receivable – trade	572	671
Accounts receivable – other	20	22
Due from unconsolidated affiliates	--	129
Income taxes receivable	41	--
Deferred income taxes	--	33
Inventories	167	98
Other regulatory assets	18	40
Other	37	22
Total current assets	1,061	1,074

Other assets:

Regulatory assets arising from pension and other postretirement benefit obligations	795	--
Other regulatory assets	105	100
Pension plan assets in excess of benefit obligations	--	62
Sundry	24	16
Total other assets	924	178

Property, plant and equipment:
Property, plant and equipment	8,814	8,446
Less accumulated depreciation and amortization	(3,448)	(3,292)
Property, plant and equipment, net	5,366	5,154
Total assets	$7,351	$6,406

See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable – trade	$257	$300
Accounts payable – other	163	130
Due to unconsolidated affiliates	23	171
Deferred income taxes	6	--
Income taxes payable	--	26
Regulatory balancing accounts, net	221	183
Customer deposits	114	90
Accrued compensation and benefits	92	87
Current portion of long-term debt	100	--
Other	211	223
Total current liabilities	1,187	1,210

Long-term debt	1,270	1,113

Deferred credits and other liabilities:
Customer advances for construction	131	123
Pension and other postretirement benefit obligations, net of plan assets	823	58
Deferred income taxes	167	117
Deferred investment tax credits	30	33
Regulatory liabilities arising from removal obligations	1,218	1,187
Regulatory liabilities arising from pension and other postretirement benefit obligations	--	34
Asset retirement obligations	581	562
Deferred taxes refundable in rates	214	231
Deferred credits and other	240	268
Total deferred credits and other liabilities	3,404	2,613

Commitments and contingencies (Note 16)

Shareholders’ equity:
Preferred stock	22	22
Common stock (100 million shares authorized; 91 million shares outstanding; no par value)	866	866
Retained earnings	630	586
Accumulated other comprehensive income (loss)	(28)	(4)
Total shareholders' equity	1,490	1,470
Total liabilities and shareholders' equity	$7,351	$6,406

See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$245	$231	$224
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	280	281	267
Deferred income taxes and investment tax credits	87	8	(24)
Gains on sale of assets, net	--	(2)	(5)
Other	2	5	6
Changes in other assets	(33)	--	(5)
Changes in other liabilities	(51)	37	31
Changes in working capital components:
Accounts receivable	102	(31)	52
Interest receivable	--	10	(1)
Inventories	(69)	8	18
Other current assets	(23)	(2)	(7)
Accounts payable	7	(79)	83
Income taxes	(67)	38	98
Due to/from affiliates, net	(6)	1	(22)
Regulatory balancing accounts	46	(13)	185
Customer deposits	24	3	8
Other current liabilities	24	(17)	(35)
Net cash provided by operating activities	568	478	873

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(454)	(457)	(413)
Decrease (increase) in loans to affiliates, net	136	(24)	(111)
Proceeds from sale of assets	--	2	11
Net cash used in investing activities	(318)	(479)	(513)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(350)	(150)	(150)
Preferred dividends paid	(1)	(1)	(1)
Issuances of long-term debt	250	--	--
Decrease in short-term debt, net	--	--	(88)
Other	(2)	--	--
Net cash used in financing activities	(103)	(151)	(239)

Increase (decrease) in cash and cash equivalents	147	(152)	121
Cash and cash equivalents, January 1	59	211	90
Cash and cash equivalents, December 31	$206	$59	$211

See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$58	$66	$63

Income tax payments, net of refunds	$120	$114	$99

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase (decrease) in accounts payable from investments in property, plant and equipment	$(17)	$5	$4

Dividends declared but not paid	$--	$150	$50

See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2008, 2007 and 2006
(Dollars in millions)	Comprehensive Income	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2005		$ 22	$ 866	$ 534	$ (5)	$ 1,417
Net income	$ 224			224		224
Pension adjustment	2				2	2
Comprehensive income	$ 226
Adoption of FASB Statement No. 158					(2)	(2)
Preferred stock dividends declared				(1)		(1)
Common stock dividends declared				(150)		(150)
Balance at December 31, 2006		22	866	607	(5)	1,490
Adoption of FIN 48				(1)		(1)
Net income	$ 231			231		231
Financial instruments	1				1	1
Comprehensive income	$ 232
Preferred stock dividends declared				(1)		(1)
Common stock dividends declared				(250)		(250)
Balance at December 31, 2007		22	866	586	(4)	1,470
Net income	$ 245			245		245
Financial instruments	(25)				(25)	(25)
Pension adjustment	1				1	1
Comprehensive income	$ 221
Preferred stock dividends declared				(1)		(1)
Common stock dividends declared				(200)		(200)
Balance at December 31, 2008		$ 22	$ 866	$ 630	$ (28)	$ 1,490

See Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL DATA

PRINCIPLES OF CONSOLIDATION

Sempra Energy

Sempra Energy's Consolidated Financial Statements include the accounts of Sempra Energy, a California-based Fortune 500 holding company, its consolidated subsidiaries, and a variable interest entity. Sempra Energy’s principal subsidiaries are the following:

▪

San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas), which we collectively refer to as the Sempra Utilities; and

▪

Sempra Global, which is the holding company for Sempra Commodities, Sempra Generation, Sempra Pipelines & Storage, Sempra LNG and other, smaller businesses.

Sempra Energy uses the equity method to account for investments in affiliated companies over which we have the ability to exercise significant influence, but not control. We discuss our investments in unconsolidated subsidiaries in Notes 3 and 4.

SDG&E

SDG&E's Consolidated Financial Statements include its accounts, the accounts of its sole subsidiary, SDG&E Funding LLC, and the accounts of Otay Mesa Energy Center LLC (Otay Mesa VIE), a variable interest entity of which SDG&E is the primary beneficiary, as discussed below under "Variable Interest Entities." SDG&E’s common stock is wholly owned by Enova Corporation, which is a wholly owned subsidiary of Sempra Energy. The activities of SDG&E Funding LLC were substantially complete in 2007, and the entity was dissolved in 2008.

Pacific Enterprises and SoCalGas

The Consolidated Financial Statements of Pacific Enterprises include the accounts of Pacific Enterprises (PE) and its subsidiary, SoCalGas.  Sempra Energy wholly owns PE’s common stock and PE owns all of SoCalGas’ common stock. SoCalGas’ Consolidated Financial Statements include its subsidiaries, which comprise less than one percent of its consolidated financial position and results of operations.

PE's operations consist solely of those of SoCalGas and additional items (e.g., cash, intercompany accounts and equity) attributable to being a holding company for SoCalGas.

BASIS OF PRESENTATION

This is a combined report of Sempra Energy, SDG&E, PE and SoCalGas. We provide separate information for SDG&E, PE and SoCalGas as required. When only information for SoCalGas is provided, it is the same for PE. References in this report to "we," "our" and "Sempra Energy Consolidated" are to Sempra Energy and its consolidated entities, unless otherwise indicated by the context. We have eliminated intercompany accounts and transactions within each set of consolidated financial statements.

QUASI-REORGANIZATION

In 1993, PE effected a quasi-reorganization for financial reporting purposes as of December 31, 1992. A quasi-reorganization permits a company, for accounting purposes, to adjust its financial statements and proceed on much the same basis as if it had been legally reorganized. In 2006, PE favorably resolved certain liabilities established in connection with the quasi-reorganization, resulting in increases in common equity. Also in 2006, we reported cash received in 2006 from the resolution of an insurance claim related to quasi-reorganization issues in Quasi-Reorganization Resolution on the Statements of Consolidated Cash Flows. In 2007, an adjustment to the liabilities resulted in a decrease to equity. The remaining liabilities of $11 million will be resolved in future years. We believe the provisions established for these matters are adequate.

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). This requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including the disclosure of contingent assets and liabilities at the date of the financial statements. Although we believe the estimates and assumptions are reasonable, actual amounts ultimately may differ significantly from those estimates.

REGULATORY MATTERS

Effects of Regulation

The accounting policies of our principal regulated utility subsidiaries, SDG&E and SoCalGas, conform with GAAP for regulated enterprises and reflect the policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

The Sempra Utilities prepare their financial statements in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71). Under SFAS 71, a regulated utility records a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. To the extent that recovery is no longer probable as a result of changes in regulation or the utility's competitive position, the related regulatory assets are written off. Regulatory liabilities represent amounts collected from customers in advance of the actual expenditure by the utility. If the actual expenditures are less than amounts previously collected from ratepayers, the excess would be refunded to customers, generally by reducing future rates.

Mobile Gas Service Corporation (Mobile Gas), a subsidiary of Sempra Pipelines & Storage acquired in October 2008, is a small regulated natural gas distribution utility in Southwest Alabama. It also applies SFAS 71 to its operations.

We provide information concerning regulatory assets and liabilities below in "Regulatory Balancing Accounts" and "Regulatory Assets and Liabilities."

Regulatory Balancing Accounts

The following table summarizes our regulatory balancing accounts at December 31. The net payables (payables net of receivables) will be returned to customers by reducing future rates.

SUMMARY OF REGULATORY BALANCING ACCOUNTS AT DECEMBER 31
(Dollars in millions)
	Sempra Energy Consolidated		SDG&E		SoCalGas
	2008	2007	2008	2007	2008	2007
Over-collected	$728	$721	$364	$455	$364	$266
Under-collected	(393)	(240)	(250)	(157)	(143)	(83)
Net payable	$335	$481	$114	$298	$221	$183

Over- and under-collected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs, primarily commodity costs. Amounts in the balancing accounts are recoverable or refundable in future rates, subject to CPUC approval. Balancing account treatment eliminates the impact on earnings from variances in the covered costs from authorized amounts. Absent balancing account treatment, variations in operating and maintenance costs from amounts approved by the CPUC may increase volatility in utility earnings.

We provide additional information about regulatory matters in Notes 14 and 15.

Regulatory Assets and Liabilities

We show the details of regulatory assets and liabilities in the following table, and discuss each of them separately below.

REGULATORY ASSETS AND LIABILITIES AT DECEMBER 31
(Dollars in millions)
	2008	2007
SDG&E
Fixed-price contracts and other derivatives	$358	$361
Deferred taxes recoverable in rates	369	312
Unamortized loss on reacquired debt, net	30	34
Pension and other postretirement benefit obligations	393 **	162
Removal obligations*	(1,212)	(1,335)
Environmental costs	21	11
Other	16	17
Total SDG&E	(25)	(438)

SoCalGas
Environmental costs	36	43
Unamortized loss on reacquired debt, net	30	34
Removal obligations*	(1,218)	(1,187)
Deferred taxes refundable in rates	(214)	(231)
Employee benefit costs	46	41
Pension and other postretirement benefit obligations	795 **	(34)
Other	8	21
Total SoCalGas	(517)	(1,313)

Other – Mobile Gas	(3)	--

Total Sempra Energy Consolidated	$(545)	$(1,751)
*	This is related to SFAS 143, Accounting for Asset Retirement Obligations, which we discuss below in "Asset Retirement Obligations."
**

Recent market turmoil resulted in significant losses in the value of assets in pension and postretirement benefit plans. At the Sempra Utilities, the impact of this loss in value is recoverable in rates, which caused an increase in regulatory assets for pension and other postretirement benefit plans in 2008.

NET REGULATORY ASSETS (LIABILITIES) AS PRESENTED ON THE
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(Dollars in millions)
	2008			2007
	Sempra Energy Consolidated	SDG&E	SoCalGas	Sempra Energy Consolidated	SDG&E	SoCalGas
Current regulatory assets	$121	$102	$18	$106	$66	$40
Noncurrent regulatory assets	1,986	1,085	900	931	831	100
Current regulatory liabilities*	(3)	--	(3)	(1)	--	(1)
Noncurrent regulatory liabilities	(2,649)	(1,212)	(1,432)	(2,787)	(1,335)	(1,452)
Total	$(545)	$(25)	$(517)	$(1,751)	$(438)	$(1,313)
*						Included in Other Current Liabilities.

In the tables above:

▪

Regulatory assets arising from fixed-price contracts and other derivatives are offset by corresponding liabilities arising from purchased power and natural gas transportation contracts. The regulatory asset is reduced as payments are made for commodities and services under these contracts.

▪

Deferred taxes recoverable/refundable in rates are based on current regulatory ratemaking and income tax laws. SDG&E and SoCalGas expect to recover/refund net regulatory assets/liabilities related to deferred income taxes over the lives of the assets that give rise to the accumulated deferred income tax liabilities/assets.

▪

Regulatory assets related to unamortized losses on reacquired debt are recovered over the remaining original amortization periods of the loss on reacquired debt. These periods range from 3 months to 19 years for SDG&E and from 4 to 17 years for SoCalGas.

▪

Regulatory assets related to environmental costs represent the portion of our environmental liability recognized at the end of the period in excess of the amount that has been recovered through rates charged to customers. We expect this amount to be recovered in future rates as expenditures are made.

▪

Regulatory assets related to pension and other postretirement benefit obligations are offset by corresponding liabilities and are being recovered in rates as the costs are incurred.

All of these assets either earn a return, generally at short-term rates, or the cash has not yet been expended and the assets are offset by liabilities that do not incur a carrying cost.

FAIR VALUE MEASUREMENTS

We apply recurring fair value measurements to certain assets and liabilities, primarily nuclear decommissioning trusts, marketable securities and other miscellaneous derivatives. Prior to the formation of RBS Sempra Commodities LLP (RBS Sempra Commodities) on April 1, 2008, as we discuss in Notes 3 and 4, we also applied fair value measurements to trading derivatives and certain trading inventories.

The valuation techniques we use to determine fair value are in accordance with SFAS 157, Fair Value Measurements (SFAS 157).

SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

SFAS 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 financial instruments primarily consist of exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including:

▪

quoted forward prices for commodities

▪

time value

▪

volatility factors

▪

current market and contractual prices for the underlying instruments

▪

other relevant economic measures

Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Our financial instruments in this category include non-exchange-traded derivatives such as over-the-counter (OTC) forwards and options.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value from the perspective of a market participant.

We elected to early-adopt SFAS 157 in the first quarter of 2007. As required, we applied the provisions of SFAS 157 prospectively, except for the initial impact of certain items specified by the pronouncement.

As required under SFAS 157, we recorded the adjustments for these items as a transition adjustment to beginning retained earnings in 2007. The transition adjustment to Sempra Energy’s beginning retained earnings in 2007 was a gain of $12 million, net of income tax. There was no transition adjustment as a result of the adoption of SFAS 157 at SDG&E or SoCalGas.

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase.

RESTRICTED CASH

Restricted cash at Sempra Energy was $27 million in 2008 and $1 million in 2007 at December 31. In 2008, restricted cash represents funds held in trust for construction financing of certain natural gas storage facilities of Sempra Pipelines & Storage. In 2007, restricted cash served as cash collateral for certain debt agreements.

COLLECTION ALLOWANCES

We record allowances for the collection of receivables and, prior to the sale of our commodities-marketing businesses, realization of trading assets (discussed below under "Trading Instruments"). The allowances for collection of receivables include allowances for doubtful customer accounts and for other receivables. The changes in allowances for collection of receivables and realization of trading assets are shown in the table below:

COLLECTION ALLOWANCES
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Sempra Energy Consolidated
Allowances for collection of receivables at January 1	$16	$15	$15
Provisions for uncollectible accounts	36	20	19
Write-offs of uncollectible accounts	(25)	(19)	(19)
Acquisition of EnergySouth (see Note 3)	2	--	--
Allowances for collection of receivables at December 31	$29	$16	$15

Allowance for realization of trading assets at January 1	$48	$53	$64
Provisions for (recovery of) uncollectible accounts	42	(2)	15
Write-offs of uncollectible accounts	--	(3)	(26)
Sale of commodities-marketing businesses (see Note 3)	(90)	--	--
Allowance for realization of trading assets at December 31	$--	$48	$53
SDG&E
Allowances for collection of receivables at January 1	$5	$5	$4
Provisions for uncollectible accounts	12	8	9
Write-offs of uncollectible accounts	(11)	(8)	(8)
Allowances for collection of receivables at December 31	$6	$5	$5
SoCalGas
Allowances for collection of receivables at January 1	$9	$8	$9
Provisions for uncollectible accounts	23	12	10
Write-offs of uncollectible accounts	(14)	(11)	(11)
Allowances for collection of receivables at December 31	$18	$9	$8

TRADING INSTRUMENTS

Trading instruments on the 2007 Sempra Energy Consolidated Balance Sheet related to our commodities-marketing businesses, which we sold into RBS Sempra Commodities in April 2008.  We discuss this transaction in Note 3.

Trading assets and trading liabilities (described further in Note 11) include

▪

option premiums paid and received

▪

unrealized gains and losses from exchange-traded futures and options

▪

OTC swaps, forwards and options

▪

physical commodities

Trading instruments are recorded on a trade-date basis and the majority of such derivative instruments are adjusted daily to current market value. Unrealized gains and losses on OTC transactions reflect amounts that would be received from or paid to a third party upon net settlement of the contracts. Unrealized gains and losses on OTC transactions are reported separately as assets and liabilities unless a legal right of setoff exists under an enforceable netting arrangement.

We discuss the valuation of trading derivatives and commodity trading inventories in Note 11. Due to the nature, size and timing of transactions, estimated values may differ significantly from realized values. Changes in fair values are reflected in net income. Although trading instruments may have scheduled maturities later than one year, the actual settlement of these transactions can occur sooner. Because of this, we classify trading assets and liabilities as current on the Consolidated Balance Sheets.

Energy transportation and storage contracts are recorded on an accrual basis, and energy commodity inventory is recorded at the lower of cost or market. Fair value hedge accounting may be applied to a portion of these inventories. Metals inventories are recorded at fair value.

Trading Securities

In the first quarter of 2008, Sempra Commodities recorded $2 million of pretax losses related to trading securities, including a pretax gain of $3 million resulting from sales and an unrealized pretax loss of $5 million related to securities held at March 31, 2008. Sempra Commodities had securities of $16 million classified as trading securities at December 31, 2007.

In 2007, Sempra Commodities recorded $14 million of pretax gains related to trading securities, including a pretax gain of $6 million resulting from sales, an unrealized pretax gain of $8 million from transfers to trading securities from available-for-sale securities due to changes in their status, and an unrealized pretax loss of a negligible amount related to securities held at December 31, 2007.

INVENTORIES

The Sempra Utilities value natural gas inventory by the last-in first-out (LIFO) method. As inventories are sold, differences between the LIFO valuation and the estimated replacement cost are reflected in customer rates. Materials and supplies at the Sempra Utilities are generally valued at the lower of average cost or market.

At December 31, 2008, Sempra Pipelines & Storage has $39 million of natural gas inventory recorded at lower of average cost or market.

INVENTORY BALANCES AT DECEMBER 31
(Dollars in millions)
	Sempra Energy Consolidated		SDG&E		SoCalGas
	2008	2007	2008	2007	2008	2007
Natural gas	$ 201	$ 130	$ --	$ 49	$ 143	$ 80
Materials and supplies	119	94	62	64	24	18
Total	$ 320	$ 224	$ 62	$ 113	$ 167	$ 98

INCOME TAXES

Income tax expense includes current and deferred income taxes from operations during the year. In accordance with SFAS 109, Accounting for Income Taxes (SFAS 109), we record deferred income taxes for temporary differences between the book and the tax bases of assets and liabilities.  Investment tax credits from prior years are amortized to income by the Sempra Utilities over the estimated service lives of the properties as required by the CPUC. At Sempra Global and Parent, investment tax credits and other credits, mainly low-income housing and synthetic fuels tax credits in 2007 and 2006, are recognized in income as earned.

We follow certain provisions of SFAS 109 that require regulated enterprises to recognize

▪

regulatory assets to offset deferred tax liabilities if it is probable that the amounts will be recovered from customers; and

▪

regulatory liabilities to offset deferred tax assets if it is probable that the amounts will be returned to customers.

We also follow

▪

Accounting Principles Board (APB) Opinion 23, Accounting for Income Taxes -- Special Areas, in recording deferred taxes for investments in foreign subsidiaries and the undistributed earnings of foreign subsidiaries

▪

Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48)

We provide additional information about income taxes in Note 8.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment primarily represents the buildings, equipment and other facilities used by the Sempra Utilities to provide natural gas and electric utility services, and by Sempra Generation, Sempra LNG and Sempra Pipelines & Storage. It also reflects projects included in construction work in progress at these business units.

Our plant costs include

▪

labor

▪

materials and contract services

▪

expenditures for replacement parts incurred during a major maintenance outage of a generating plant

Maintenance costs are expensed as incurred.  The cost of most retired depreciable utility plant minus salvage value is charged to accumulated depreciation.

The cost of our utility plant includes an allowance for funds used during construction (AFUDC). AFUDC is discussed below. The cost of non-utility plant includes capitalized interest.

PROPERTY, PLANT AND EQUIPMENT BY MAJOR FUNCTIONAL CATEGORY
(Dollars in billions)
	Property, Plant and Equipment at December 31,		Depreciation rates for years ended December 31,
	2008	2007	2008	2007	2006
SDG&E:
Natural gas operations	$1.1	$1.1	2.80%	3.43%	3.42%
Electric distribution	4.2	4.0	3.95	4.15	4.13
Electric transmission	1.5	1.4	2.67	2.84	3.07
Electric generation	0.9	0.8	3.77	3.67	4.44
Other electric	0.5	0.5	8.13	8.50	8.70
Construction work in progress	0.9	0.5	NA	NA	NA
Total SDG&E	9.1	8.3

SoCalGas:
Natural gas operations	8.5	8.2	3.49	3.63	3.58
Other non-utility	0.1	--	1.55	4.28	3.47
Construction work in progress	0.2	0.2	NA	NA	NA
Total SoCalGas	8.8	8.4

			Estimated Useful Lives
Sempra Global and Parent:
Land and land rights	0.2	0.1	25 to 50 years*
Machinery and equipment
Generating plant	1.4	1.4	4 to 35 years
LNG** receipt terminal	1.0	--	5 to 45 years
Pipelines	0.8	0.3	4 to 50 years
Other	0.1	0.3	3 to 10 years
Construction work in progress
LNG facilities	0.9	1.5	NA
Other	0.7	0.4	NA
Other	0.2	0.2	4 to 50 years
	5.3	4.2
Total Sempra Energy Consolidated	$23.2	$20.9
* Estimated useful lives are for land rights
** Liquefied natural gas

Depreciation expense is based on the straight-line method over the useful lives of the assets or, for the Sempra Utilities, a shorter period prescribed by the CPUC. Depreciation expense is computed using the straight-line method over the asset's estimated original composite useful life or the remaining term of the site leases, whichever is shorter.

The accumulated depreciation and decommissioning amounts on our Consolidated Balance Sheets are as follows:

ACCUMULATED DEPRECIATION AND DECOMMISSIONING AMOUNTS
(Dollars in billions)
	At December 31,
	2008	2007
SDG&E:
Accumulated depreciation and decommissioning of utility plant in service:
Electric	$1.9	$1.8
Natural gas	0.5	0.5
Total SDG&E	2.4	2.3

SoCalGas:
Accumulated depreciation of natural gas utility plant in service	3.4	3.3
Accumulated depreciation – other non-utility	0.1	--
Total SoCalGas	3.5	3.3

Sempra Global and Parent:
Accumulated depreciation	0.4	0.4
Total Sempra Energy Consolidated	$6.3	$6.0

The Sempra Utilities finance their construction projects with borrowed funds and equity funds. The CPUC allows the recovery of the cost of these funds as part of the cost of construction projects by recording AFUDC, which is calculated using rates authorized by the CPUC. The Sempra Utilities recover the AFUDC from their customers, plus earn a return on the allowance after the utility property is placed in service.

Sempra Global businesses capitalize interest costs incurred to finance capital projects under SFAS 34, Capitalization of Interest Cost (SFAS 34). The Sempra Utilities also capitalize certain interest costs under SFAS 34.

CAPITALIZED FINANCING COSTS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
SDG&E:
AFUDC related to debt	$10	$7	$5
AFUDC related to equity	27	17	10
Other capitalized financing costs	13	3	1
Total SDG&E	50	27	16

SoCalGas:
AFUDC related to debt	3	2	2
AFUDC related to equity	8	5	6
Other capitalized financing costs	--	1	1
Total SoCalGas	11	8	9

Sempra Global:
Capitalized financing costs	87	96	56
Total Sempra Energy Consolidated	$148	$131	$81

ASSETS HELD FOR SALE

We classify assets as held for sale when management approves and commits to a formal plan to actively market an asset for sale and the sale is expected to close within the next twelve months. Upon classifying an asset as held for sale, we record the asset at the lower of its carrying value or its estimated fair value reduced for selling costs. We cease to record depreciation expense on an asset when it is classified as held for sale.

During 2008, management approved and committed to a formal plan to dispose of certain Sempra Generation assets as follows:

(Dollars in millions)	December 31, 2008
Gas turbine	$34
Steam turbine	6
Emission reduction credits	1
$41

We classified these assets as held for sale as of December 31, 2008. They are included in Other Current Assets on the Consolidated Balance Sheets. For the years ended December 31, 2008 and 2007, there was no impairment of the assets held for sale nor do the assets held for sale generate operating income. We continue to evaluate the assets in our total portfolio for whether events or circumstances have occurred that may affect recoverability or estimated useful life, and continue to pursue disposal of our assets held for sale.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is the excess of the purchase price over the fair value of the net assets of acquired companies. Goodwill is not amortized but is tested annually on October 1 for impairment in accordance with SFAS 142, Goodwill and Other Intangible Assets (SFAS 142).

As a result of the formation of RBS Sempra Commodities (as we discuss in Notes 3 and 4), goodwill associated with the commodities-marketing businesses that were a part of our Sempra Commodities segment was reclassified to Investment in RBS Sempra Commodities LLP on the Consolidated Balance Sheets.

In connection with the acquisition of EnergySouth in October 2008, as we discuss in Note 3, Sempra Pipelines & Storage recorded goodwill of $67 million.

Goodwill included in Goodwill and Other Intangible Assets on the Sempra Energy Consolidated Balance Sheets is recorded as follows:

GOODWILL
(Dollars in millions)
	December 31, 2008	December 31, 2007
Sempra Commodities	$--	$164
Sempra Pipelines & Storage	67	--
Parent and Other	6	6
	$73	$170

Goodwill related to our other unconsolidated subsidiaries, primarily those located in South America, is included in Other Investments on the Sempra Energy Consolidated Balance Sheets. These amounts, before foreign-currency translation adjustments, were $254 million at both December 31, 2008 and 2007. Including foreign-currency translation adjustments, these amounts were

▪

$213 million at December 31, 2008

▪

$262 million at December 31, 2007

We provide additional information concerning the impairment of investments in unconsolidated subsidiaries in Note 4.

Other Intangible Assets

Sempra Pipelines & Storage recorded $460 million of intangible assets in connection with the acquisition of EnergySouth. These intangible assets represent storage and development rights related to the Bay Gas and Mississippi Hub natural gas storage facilities and were recorded at estimated fair value as of the date of the acquisition using discounted cash flows analysis. Our important assumptions in determining fair value include estimated future cash flows, the estimated useful life of the intangible assets and our use of appropriate discount rates. We are amortizing these intangible assets over their estimated useful lives as shown in the table below.

Intangible assets included in Goodwill and Other Intangible Assets on the Sempra Energy Consolidated Balance Sheets are recorded as follows:

OTHER INTANGIBLE ASSETS
(Dollars in millions)
	Amortization period (years)	December 31, 2008	December 31, 2007
Storage rights	46	$138	$--
Development rights	50	322	--
Other	15 yrs to indefinite	9	9
Total		469	9
Less accumulated amortization		(3)	--
Total		$466	$9

Amortization expense related to the above intangible assets was $3 million in 2008 and a negligible amount in 2007. We estimate the aggregate amortization expense for the next five years to be $9 million per year.

LONG-LIVED ASSETS

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144), we periodically evaluate whether events or circumstances have occurred that may affect the recoverability or the estimated useful lives of long-lived assets, the definition of which includes intangible assets subject to amortization in accordance with SFAS 142, but does not include unconsolidated subsidiaries. Impairment of long-lived assets occurs when the estimated future undiscounted cash flows are less than the carrying amount of the assets. If that comparison indicates that the assets' carrying value may be permanently impaired, the potential impairment is measured based on the difference between the carrying amount and the fair value of the assets. This calculation is performed at the lowest level for which separately identifiable cash flows exist.

We provide additional information about impairment of long-lived assets in Note 5.

VARIABLE INTEREST ENTITIES

FIN 46 (revised December 2003), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46(R)), requires an enterprise to consolidate a variable interest entity (VIE), as defined in FIN 46(R), if the company is the primary beneficiary of a VIE’s activities. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess

▪

the purpose and design of the VIE;

▪

the nature of the VIE's risks and the risks we absorb; and

▪

whether the variable interest holders will absorb a majority of the VIE's expected losses or receive a majority of its expected residual returns (or both).

SDG&E has a 10-year agreement to purchase power to be generated at the Otay Mesa Energy Center (OMEC), a 573-megawatt (MW) generating facility currently under construction and expected to be in commercial operation in the fourth quarter of 2009. SDG&E will supply all of the natural gas to fuel the power plant and purchase its electric generation output (i.e. tolling). The agreement provides SDG&E with the option to purchase the power plant at the end of the contract term in 2019, or upon earlier termination of the purchase power agreement, at a predetermined price subject to adjustments based on performance of the facility. If SDG&E does not exercise its option, under certain circumstances, it may be required to purchase the power plant at a predetermined price.

As defined in FIN 46(R), the facility owner, Otay Mesa Energy Center LLC (OMEC LLC), is a VIE (Otay Mesa VIE), of which SDG&E is the primary beneficiary. SDG&E has no OMEC LLC voting rights and does not operate OMEC.

Based upon our analysis, SDG&E absorbs the majority of risk from the Otay Mesa VIE under the combination of the tolling agreement and the put and call options. Accordingly, we and SDG&E have consolidated Otay Mesa VIE since the second quarter of 2007. The CPUC has approved an additional financial return to SDG&E to compensate it for the effect on its financial ratios from the requirement to consolidate Otay Mesa VIE in accordance with FIN 46(R). Otay Mesa VIE's equity of $128 million and $135 million is included in Minority Interests at December 31, 2008 and 2007, respectively, on the Sempra Energy and SDG&E Consolidated Balance Sheets.

OMEC LLC has a project finance credit facility with third party lenders, secured by its assets, that provides for up to $377 million for the construction of OMEC. SDG&E is not a party to the credit agreement and does not have any additional implicit or explicit financial responsibility to Otay Mesa VIE. The loan matures in April 2019. Borrowings under the facility bear interest at rates varying with market rates. OMEC LLC had $256 million of outstanding borrowings under this facility at December 31, 2008. In addition, OMEC LLC has entered into interest-rate swap agreements to moderate its exposure to interest-rate changes on this facility. We provide additional information concerning the interest-rate swaps in Note 11.

The Consolidated Financial Statements of Sempra Energy and SDG&E include the following amounts associated with Otay Mesa VIE:

AMOUNTS ASSOCIATED WITH OTAY MESA VIE
(Dollars in millions)
	December 31,
	2008	2007
Cash and cash equivalents	$11	$1
Other current assets	23	3
Total current assets	34	4
Property, plant and equipment	464	232
Sundry	8	9
Total assets	$506	$245

Accounts payable	$35	$15
Current portion of long-term debt	2	--
Other current liabilities	13	2
Long-term debt	254	70
Fixed-price contracts and other derivatives	73	16
Minority interest	128	135
Other	1	7
Total liabilities and shareholders’ equity	$506	$245

	Years ended December 31,
	2008	2007
Loss on interest-rate swaps	$(54)	$(17)
Minority interest	54	17
Other income, net	--	--
Net income	$--	$--

Contracts, under which SDG&E acquires power from generation facilities otherwise unrelated to SDG&E, could result in a requirement for SDG&E to consolidate the entity that owns the facility. In accordance with FIN 46(R), SDG&E continues the process of determining if it has any such situations and, if so, gathering the information that would be needed to perform the consolidation. However, such information has not been made available to us and an evaluation of variable interests has not been completed for these entities that are grandfathered pursuant to FIN 46(R). The effects of any required consolidation are not expected to significantly affect the financial position, results of operations or liquidity of SDG&E.

ASSET RETIREMENT OBLIGATIONS

We account for tangible long-lived assets in accordance with SFAS 143, Accounting for Asset Retirement Obligations (SFAS 143), and FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (FIN 47). SFAS 143 and FIN 47 require us to record an asset retirement obligation for the present value of liabilities of future costs expected to be incurred when assets are retired from service, if the retirement process is legally required and if a reasonable estimate of fair value can be made. We record the estimated retirement cost over the life of the related asset by depreciating the present value of the obligation (measured at the time of the asset's acquisition) and accreting the discount until the liability is settled. Rate-regulated entities may record regulatory assets or liabilities as a result of the timing difference between the recognition of costs as recorded in accordance with SFAS 143 and FIN 47, and costs recovered through the rate-making process. We have recorded a regulatory liability to show that the Sempra Utilities have collected funds from customers more quickly and for larger amounts than SFAS 143 and FIN 47 would accrete the retirement liability and depreciate the asset.

We have recorded asset retirement obligations related to various assets including:

SDG&E and SoCalGas
▪ fuel and storage tanks
▪ natural gas distribution system
▪ hazardous waste storage facilities
▪ asbestos-containing construction materials
SDG&E
▪ decommissioning of nuclear power facilities
▪ electric distribution and transmission systems
▪ site restoration of a former power plant
SoCalGas
▪ natural gas transmission pipeline
▪ underground natural gas storage facilities and wells
Sempra Global
▪ certain power generation plants (natural gas and solar)
▪ natural gas distribution and transportation systems
▪ LNG regasification plant

The changes in asset retirement obligations are as follows:

CHANGES IN ASSET RETIREMENT OBLIGATIONS
(Dollars in millions)
	Sempra Energy Consolidated		SDG&E		SoCalGas
	December 31,		December 31,		December 31,
	2008	2007	2008	2007	2008	2007

Balance as of January 1*	$1,158	$1,163	$568	$483	$577	$669
Accretion expense	74	78	37	35	36	41
Liabilities incurred	--	2	--	1	--	1
Payments	(11)	(21)	(10)	(20)	(1)	(1)
Revision to estimated cash flows	(57)	(64)	(41)	69	(17)	(133)
Additions	7	--	--	--	--	--
Acquisition of EnergySouth (see Note 3)	6	--	--	--	--	--
Balance as of December 31*	$1,177	$1,158	$554	$568	$595	$577
*	The current portions of the obligations are included in Other Current Liabilities on the Consolidated Balance Sheets.

LEGAL FEES

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees also will be incurred.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in the equity of a business enterprise (except those resulting from investments by owners and distributions to owners), including:

▪

foreign-currency translation adjustments

▪

amortization of net actuarial loss and prior service cost related to pension and other postretirement benefits plans

▪

changes in minimum pension liability

▪

certain hedging activities

The Statements of Consolidated Comprehensive Income and Changes in Shareholders' Equity show the changes in the components of other comprehensive income. The components of Accumulated Other Comprehensive Income (Loss), shown net of income taxes, and the related income tax expense (benefit) at December 31, 2008 and 2007 are as follows:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND
ASSOCIATED INCOME TAX EXPENSE (BENEFIT)
(Dollars in millions)
	Accumulated Other Comprehensive Income (Loss)		Income Tax Expense (Benefit)
	2008	2007	2008	2007
Sempra Energy Consolidated
Foreign currency translation loss	$(378)	$(238)	$--	$--
Financial instruments	(40)	(24)	(25)	(11)
Unrealized gains on available-for-sale securities	2	28	1	16
Unamortized net actuarial loss	(99)	(72)	(68)	(50)
Unamortized prior service credit	2	5	2	4
Balance as of December 31	$(513)	$(301)	$(90)	$(41)
SDG&E
Unamortized net actuarial loss	$(13)	$(16)	$(8)	$(11)
Unamortized prior service credit	1	1	1	1
Financial instruments	(1)	(1)	(1)	(1)
Balance as of December 31	$(13)	$(16)	$(8)	$(11)
SoCalGas
Unamortized net actuarial loss	$(5)	$(6)	$(4)	$(4)
Unamortized prior service credit	1	1	1	1
Financial instruments	(24)	1	(16)	1
Balance as of December 31	$(28)	$(4)	$(19)	$(2)

REVENUES

Sempra Utilities

The Sempra Utilities generate revenues primarily from deliveries to their customers of electricity by SDG&E and natural gas by both SoCalGas and SDG&E, and from related services. They record these revenues under the accrual method and recognize them upon delivery and performance. They also record revenue from incentive awards, which is recognized upon approval of the award by the CPUC. We provide additional discussion on utility incentive awards in Note 14.

Under an operating agreement with the California Department of Water Resources (DWR), SDG&E acts as a limited agent on behalf of the DWR in the administration of energy contracts, including natural gas procurement functions under the DWR contracts allocated to SDG&E's customers. The legal and financial responsibilities associated with these activities continue to reside with the DWR. Therefore, the commodity costs associated with long-term contracts allocated to SDG&E from the DWR (and the revenues to recover those costs) are not included in our Statements of Consolidated Income. We provide discussion on electric industry restructuring related to the DWR in Note 14.

On a monthly basis, SoCalGas accrues natural gas storage contract revenues, which consist of reservation, storage and injection charges based on negotiated agreements with terms of up to 15 years.

The table below shows the total revenues from the Sempra Utilities in Sempra Energy's Statements of Consolidated Income, which are net of sales taxes, for each of the last three years. The revenues include amounts for services rendered but unbilled (approximately one-half month's deliveries) at the end of each year.

TOTAL SEMPRA UTILITIES REVENUES AT SEMPRA ENERGY CONSOLIDATED*
(Dollars in billions)
	Years ended December 31,
	2008	2007	2006
Natural gas revenues	$5.4	$4.9	$4.8
Electric revenues	2.6	2.2	2.1
Total	$8.0	$7.1	$6.9
*	Excludes intercompany revenues.

As discussed in Note 15, beginning April 1, 2008, the SDG&E and SoCalGas core natural gas supply portfolios were combined and are managed by SoCalGas. Effective as of that date, SoCalGas procures natural gas for SDG&E’s core customers. Core customers are primarily residential and small commercial and industrial customers. This core gas procurement function is considered a shared service, therefore amounts related to SDG&E are not included in SoCalGas' income statement.

We provide additional information concerning utility revenue recognition in "Regulatory Matters" above.

Sempra Global

Sempra Commodities

As we discuss in Notes 3 and 4, on April 1, 2008, our commodities-marketing businesses, previously wholly owned subsidiaries of Sempra Energy, were sold into RBS Sempra Commodities, a partnership jointly owned by Sempra Energy and The Royal Bank of Scotland. Therefore, beginning April 1, 2008, we account for our earnings in the partnership under the equity method. RBS Sempra Commodities generates most of its revenues from trading and marketing activities in natural gas, electricity, petroleum, petroleum products, base metals and other commodities. RBS Sempra Commodities quotes bid and ask prices to end users and other market makers. It also earns trading profits as a dealer by structuring and executing transactions. Principal transaction revenues are recognized on a trade-date basis and include realized gains and losses and the net change in unrealized gains and losses.

RBS Sempra Commodities uses derivative instruments (which we discuss further in Note 11) to reduce its exposure to unfavorable changes in market prices. Non-derivative contracts are accounted for on an accrual basis and the related profit or loss is recognized as the contracts are settled.

Sempra Generation

Sempra Generation generates revenues primarily from selling electricity to governmental and wholesale power marketing entities. These revenues are recognized as the electricity is delivered. In each of 2008, 2007 and 2006, Sempra Generation's electricity sales to the DWR accounted for a significant portion of its revenues. Sempra Generation’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for power and natural gas.

Sempra Pipelines & Storage

Sempra Pipelines & Storage has consolidated foreign subsidiaries in Mexico that recognize revenues on the sale, transportation and distribution of natural gas as deliveries are made. Sempra Pipelines & Storage's natural gas storage and transportation operations recognize revenues when they provide services in accordance with contractual agreements for the storage and transportation services.

Sempra LNG

Sempra LNG recognizes revenues on the sale of natural gas as deliveries are made and under capacity agreements as regasification services are performed. Sempra LNG’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

OTHER COST OF SALES

Other Cost of Sales primarily includes the transportation and storage costs incurred at Sempra Commodities prior to April 1, 2008 and transportation costs incurred at Sempra LNG.

OPERATION AND MAINTENANCE EXPENSES

Operation and Maintenance includes operating and maintenance costs, and general and administrative costs, which consist primarily of personnel costs, purchased materials and services, and rent.

FOREIGN CURRENCY TRANSLATION

Our foreign operations generally use their local currency as their functional currency. The assets and liabilities of our foreign operations are translated into U.S. dollars at current exchange rates at the end of the reporting period, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments do not enter into the calculation of net income or retained earnings (unless the operation is being discontinued), but are reflected in Comprehensive Income and in Accumulated Other Comprehensive Income (Loss), a component of shareholders' equity.

To reflect the fluctuations in the values of functional currencies of Sempra Pipelines & Storage’s South American investments accounted for under the equity method, the following adjustments were made to the carrying value of these investments (dollars in millions):

		Upward (downward) adjustment to investments
Investment	Currency	2008	2007	2006
Chile	Chilean Peso	$ (101)	$ 29	$ (15)
Peru	Peruvian Nuevo Sol	(7)	8	7
Argentina	Argentine Peso	(8)	(2)	(2)

These noncash adjustments did not affect net income, but they did affect Comprehensive Income and Accumulated Other Comprehensive Income (Loss). Smaller adjustments have been made to other operations where the U.S. dollar is not the functional currency. We provide additional information concerning these investments in Note 4.

Currency transaction gains and losses in a currency other than the entity's functional currency are included in the calculation of consolidated net income at Sempra Energy as follows:

	Years ended December 31,
(Dollars in millions)	2008	2007	2006
Currency transaction gains (loss)	$ (2)	$ --	$ (1)

TRANSACTIONS WITH AFFILIATES

Loans to Unconsolidated Affiliates

In December 2001, Sempra Pipelines & Storage issued two U.S. dollar-denominated loans to affiliates: $35 million to Camuzzi Gas Pampeana S.A. and $22 million to Camuzzi Gas del Sur S.A. These companies are affiliates of Sempra Pipelines & Storage’s Argentine investments discussed in Note 4. In June 2006, Sempra Pipelines & Storage collected the outstanding balance from Camuzzi Gas Pampeana S.A. The loan to Camuzzi Gas del Sur S.A. has a $25 million balance outstanding at a variable interest rate (11.05 percent at December 31, 2008). The loan is due in June 2009 and is fully reserved at December 31, 2008.

Loans from Unconsolidated Affiliates

At December 31, 2008 and 2007, Sempra Pipelines & Storage had notes payable due to Chilquinta Energía Finance Co. LLC, an unconsolidated affiliate. These notes are secured by Sempra Pipelines & Storage’s investments in Chilquinta Energía S.A. and Luz del Sur S.A.A. (Luz del Sur), which we discuss in Note 4. The amounts due are as follows:

SEMPRA ENERGY - LOANS FROM UNCONSOLIDATED AFFILIATES
(Dollars in millions)
	December 31,
	2008	2007
6.57% Note due April 1, 2008	$--	$60
6.73% Note due April 1, 2011	100	100
Total	$100	$160

Other Affiliate Transactions

Sempra Energy, SDG&E and SoCalGas provide certain services to each other, which are charged an allocable share of the cost of such services. Amounts due to/from affiliates are as follows:

AMOUNTS DUE TO AND FROM AFFILIATES AT SDG&E, PE AND SOCALGAS
(Dollars in millions)
	December 31,
	2008	2007
SDG&E
Current:
Due from Sempra Energy	$20	$--
Due from SoCalGas	8	21
Due from various affiliates	1	1
	$29	$22

Due to various affiliates	$1	$1
Due to Sempra Energy	--	9
	$1	$10

Income taxes due to (from) Sempra Energy*	$7	$(38)

Noncurrent:
Promissory note due from Sempra Energy, variable rate based on short-term commercial paper rate (0.12% at December 31, 2008)	$4	$5

Pacific Enterprises
Current:
Due from various affiliates	$5	$5

Due to affiliate	$83	$82
Due to (from) Sempra Energy	15	(128)
Due to SDG&E	8	21
Dividends payable to Sempra Energy	--	150
	$106	$125

Income taxes due to (from) Sempra Energy*	$(66)	$4

Noncurrent:
Promissory note due from Sempra Energy, variable rate based on short-term commercial paper rate (0.12% at December 31, 2008)	$457	$457

SoCalGas
Current:
Due from Sempra Energy	$--	$129

Due to Sempra Energy	$15	$--
Due to SDG&E	8	21
Dividends payable to PE	--	150
	$23	$171

Income taxes due to Sempra Energy*	$1	$67
*

SDG&E, PE and SoCalGas are included in the consolidated income tax return of Sempra Energy and are allocated income tax expense from Sempra Energy in an amount equal to that which would result from the companies' having always filed a separate return.

Revenues from unconsolidated affiliates at the Sempra Utilities are as follows:

REVENUES FROM UNCONSOLIDATED AFFILIATES AT THE SEMPRA UTILITIES
(Dollars in millions)
	2008	2007	2006
SDG&E	$11	$13	$15
SoCalGas	36	68	52

Transactions with RBS Sempra Commodities

Several of our business units engage in transactions with RBS Sempra Commodities. Amounts in our Consolidated Financial Statements related to these transactions are as follows:

AMOUNTS RECORDED FOR TRANSACTIONS WITH RBS SEMPRA COMMODITIES
(Dollars in millions)
2008*
Revenues:
SoCalGas	$12
Sempra Commodities	8
Sempra Generation	23
Sempra LNG**	33
Total revenues	$76

Cost of natural gas:
SoCalGas	$22
Sempra Pipelines & Storage	34
Total cost of natural gas	$56

December 31, 2008
Fixed price contracts and other derivatives – Current Asset (Liability):
Sempra Generation	$35
Sempra LNG	(44)
Total	$(9)

Due to unconsolidated affiliates:
Sempra Generation	$6
Sempra Commodities	29
Sempra Pipelines & Storage	3
$38
Due from unconsolidated affiliates:
Sempra Commodities	$1
Sempra LNG	1
Parent and other	2
Total	$4
*	Nine months beginning April 1, 2008, when the partnership was formed.
**

Includes $10 million related to a marketing agreement with RBS Sempra Commodities which is subject to mark-to-market accounting. Under this agreement, which extends for five years beginning September 1, 2009, RBS Sempra Commodities will market natural gas that Sempra LNG purchases and does not sell under other contracts.

Revenues and Expenses with Unconsolidated Affiliates

For the quarter ended March 31, 2008, and for the full years 2007 and 2006, Sempra Commodities recorded $55 million, $303 million and $173 million, respectively, of sales to unconsolidated affiliates. In addition, in 2006, Sempra Commodities recorded $29 million of purchases from and $95 million in sales to Topaz Power Partners

(Topaz), then an equity method investment of Sempra Energy. Topaz sold its power plant assets in July 2006, as discussed in Note 4.

DIVIDENDS AND LOANS AT THE SEMPRA UTILITIES

The CPUC’s regulation of the Sempra Utilities’ capital structures limits the amounts that are available for dividends and loans to Sempra Energy.  At December 31, 2008, SDG&E could have provided a total of approximately $150 million to Sempra Energy through dividends and loans. No amounts were available from SoCalGas at December 31, 2008.

OTHER INCOME (EXPENSE), NET

Other Income (Expense), Net on the Statements of Consolidated Income consists of the following:

OTHER INCOME (EXPENSE), NET
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Sempra Energy Consolidated
Allowance for equity funds used during construction	$35	$22	$16
Regulatory interest, net	(9)	(13)	(9)
Investment earnings (losses)*	(53)	27	27
Gain on interest-rate swaps	1	24	--
Mexican peso exchange losses**	(57)	--	--
Sundry, net	29	30	9
Total	$(54)	$90	$43
SDG&E
Allowance for equity funds used during construction	$27	$17	$10
Regulatory interest, net	(5)	(7)	(3)
Sundry, net	3	1	1
Total	$25	$11	$8
SoCalGas and PE
Allowance for equity funds used during construction	$8	$5	$6
Regulatory interest, net	(4)	(6)	(6)
Sundry, net	(2)	(2)	(1)
Total at SoCalGas	2	(3)	(1)
Additional at PE:
Preferred dividends of SoCalGas	(1)	(1)	(1)
Total	$1	$(4)	$(2)
*

Represents investment earnings (losses) on dedicated assets in support of our executive retirement and deferred compensation plans. These amounts are partially offset by corresponding changes in compensation expense related to the plans.

**	These losses were largely offset by Mexican tax benefits arising from fluctuations in the US dollar/Mexican peso exchange rate and inflation rate.

NOTE 2. NEW ACCOUNTING STANDARDS

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have a significant impact on or are unrelated to our financial condition, results of operations, or disclosures.

SEMPRA ENERGY, SDG&E AND SOCALGAS

SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161): SFAS 161 expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133).

SFAS 161 requires disclosures about the following:

▪

qualitative objectives and strategies for using derivatives;

▪

quantitative disclosures of fair value amounts, and gains and losses on derivative instruments and related hedged items; and

▪

credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Our 2009 financial statements will include the additional disclosures.

SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" (SFAS 160): SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent.

SFAS 160 provides guidance on the following:

▪

how to report noncontrolling interests in a subsidiary in consolidated financial statements;

▪

the amount of consolidated net income attributable to the parent and to the noncontrolling interest; and

▪

changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.

The pronouncement also requires disclosures that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and early adoption is prohibited. SFAS 160 must be applied prospectively, except for presentation and disclosure requirements for existing minority interests. These requirements must be applied retrospectively. Our 2009 financial statements will include the adoption of SFAS 160.

SFAS 141 (revised 2007), "Business Combinations" (SFAS 141(R)): SFAS 141(R) applies to all transactions or events in which an entity obtains control of one or more businesses, including those combinations achieved without transfer of consideration. In the context of a business combination, SFAS 141(R) establishes principles and requirements for how the acquirer recognizes the following:

▪

assets acquired, including goodwill

▪

assumed liabilities

▪

noncontrolling interest in the acquired entity

▪

contractual contingencies

▪

contingent consideration

SFAS 141(R) requires that the acquirer in a business combination achieved in stages recognize identifiable assets and liabilities at the full amounts of their fair values. This statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effect of the business combination. SFAS 141(R) applies to us for business combinations with an acquisition date on or after January 1, 2009. Early adoption is prohibited.

FASB Staff Position (FSP) FAS 132(R)-1, "Employers’ Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1):  FSP FAS 132(R)-1 requires disclosure about the assets held in postretirement benefit plans, including a breakdown by the level of the assets and a reconciliation of any change in Level 3 assets during the year. It requires that disclosures include information about the following:

▪

valuation inputs, with detailed disclosure required about Level 3 assets

▪

asset categories, broken down to relevant detail

▪

concentration of risk in plan assets

FSP FAS 132(R)-1 applies prospectively for fiscal years ending after December 15, 2009.  Early application is permitted. We are in the process of evaluating the effect of this statement on our financial statement disclosures.

FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" (FSP FAS 140-4 and FIN 46(R)-8):  This FSP amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require additional disclosure about transfers of financial assets and variable interests in qualifying special-purpose entities. It also amends FIN 46(R) to require certain disclosures about an entity’s involvement with variable interest entities, as follows:

▪

details of the entity’s involvement (both explicit and implicit arrangements) with the variable interest entity

▪

financial or other support provided to the variable interest entity which was not contractually required and the primary reasons for providing the support

▪

the methodology for determining the primary beneficiary and any changes in prior consolidation conclusions

▪

the terms of any arrangements (both explicit and implicit) that could require the primary beneficiary to provide financial support to the variable interest entity

This FSP is effective for fiscal years ending after December 15, 2008. We provide the additional required disclosure in Note 1.

FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" (FSP FAS 157-3): FSP FAS 157-3 clarifies and illustrates the application of SFAS 157 for financial assets in an inactive market. It became effective when issued on October 10, 2008 and applied to periods for which financial statements had not yet been issued. Revisions to the fair value estimates resulting from the adoption of the FSP are to be accounted for as a change in estimate, so that any effects on the fair value measurements would be recognized in the period of adoption. Our application of FSP FAS 157-3 impacted neither financial asset fair values nor their classification in the fair value hierarchy. Additional disclosure is provided in Note 11.

FSP FIN 39-1, "Amendment of FASB Interpretation No. 39" (FSP FIN 39-1): FSP FIN 39-1 amends certain paragraphs of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, to permit an entity to report all derivatives recorded at fair value on the balance sheet net of any associated fair value cash collateral when the derivative and cash collateral are with the same counterparty under a master netting arrangement. We adopted FSP FIN 39-1 effective January 1, 2008. We applied FSP FIN 39-1 as a change in accounting principle by applying it retrospectively. The consolidated balance sheets herein reflect the offsetting of net derivative positions with fair value amounts for cash collateral with the same counterparty when management believes a legal right of setoff exists. Accordingly, December 31, 2007 amounts for Sempra Energy and SDG&E have been reclassified to conform to this presentation. The adoption had a negligible impact on SoCalGas' financial statements.

SEMPRA ENERGY

FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (FSP FAS 133-1 and FIN 45-4): FSP FAS 133-1 and FIN 45-4 amends SFAS 133 to require sellers of credit derivatives to disclose information so that financial statement users can assess the potential effect of derivative instruments on the company’s financial position, financial performance and cash flows. This FSP also amends FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require guarantors to disclose the current status of the guarantee’s performance risk. The FSP is effective prospectively for annual or interim reporting periods ending after November 15, 2008. Sempra Energy is a guarantor under certain arrangements and we provide the required disclosure in Notes 4 and 6.

FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1): FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities. As such, they are required to be included when computing earnings per share (EPS) under the two-class method described in SFAS 128, Earnings per Share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. All prior-period EPS data are to be adjusted retrospectively to conform with the provisions of this FSP. Early application is not permitted. We do not expect the adoption of FSP EITF 03-6-1 to have a material impact on our EPS.

EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" (EITF 08-6):   EITF 08-6 clarifies accounting and impairment considerations involving equity method investments. It provides the following guidance:

▪

an entity shall measure an equity method investment at its accumulated cost;

▪

an equity method investor should not separately test an investee’s underlying assets for impairment; and

▪

an equity method investee’s issuance of shares should be accounted for by the equity method investor as if it sold a proportionate share of its investment.

The statement is effective prospectively for fiscal years beginning after December 15, 2008. We are in the process of evaluating the effects of this statement on our financial position and results of operations.

EITF Issue No. 08-5, "Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement" (EITF 08-5): EITF 08-5 provides that an issuer of a liability with a third-party credit enhancement that is inseparable from the liability may not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective prospectively for reporting periods beginning after December 15, 2008. We do not expect the effects of adopting EITF 08-5 to have a material impact on our financial position or results of operations.

NOTE 3.  RECENT INVESTMENT ACTIVITY

SEMPRA COMMODITIES

On April 1, 2008, Sempra Energy and The Royal Bank of Scotland (RBS) completed the formation of RBS Sempra Commodities, a partnership to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy.  Our initial equity contribution to the partnership was $1.6 billion.  RBS made an initial equity contribution of $1.665 billion and is committed to provide any additional funding required for the ongoing operations of the partnership’s businesses.  As a result of the transaction, we received approximately $1.2 billion in cash, net of our contribution and including cash withdrawn from the businesses in anticipation of the transaction.  We recorded an after-tax gain of $67 million on the transaction.

We provide additional information about this transaction in Notes 4 and 6.

SEMPRA GENERATION

We provide information about investment activity at Sempra Generation in Notes 4 and 5.

SEMPRA PIPELINES & STORAGE

In October 2008, Sempra Pipelines & Storage acquired EnergySouth, an energy services holding company based in Mobile, Alabama for $511 million in cash and the assumption of debt.  Principal holdings of EnergySouth include EnergySouth Midstream and Mobile Gas. As a natural gas distribution utility, Mobile Gas serves approximately 93,000 customers in southwest Alabama. In December 2008, EnergySouth Midstream changed its name to Sempra Midstream.

Sempra Midstream is the general partner and 91-percent owner of Bay Gas Storage Company (Bay Gas) and owned 60 percent of Mississippi Hub, LLC (Mississippi Hub) through December 31, 2008. On January 16, 2009, Sempra Midstream acquired the remaining 40-percent ownership interest of Mississippi Hub for $94 million.

Assets and liabilities assumed as of the acquisition date are:

(Dollars in millions)	September 30, 2008
ASSETS
Current assets:
Cash	$16
Accounts receivable	31
Other current assets	121
Total current assets	168

Property, plant and equipment	609
Goodwill and other intangible assets	527	*
Other noncurrent assets	19
Total assets	$1,323

LIABILITIES
Current liabilities:
Accounts payable	$85
Current portion of long-term debt	212
Other current liabilities	43
Total current liabilities	340

Deferred income taxes	243
Long-term debt	114
Minority interest	86
Other noncurrent liabilities	29
Total liabilities	$812
Net assets acquired	$511
*		As a result of the acquisition, we recorded $67 million of goodwill, none of which is deductible for tax purposes.

The results of operations for EnergySouth from October 1, 2008 to December 31, 2008 are included in our Statements of Consolidated Income and Cash Flows.

We provide further information regarding the other intangibles acquired in Note 1.

We discuss Sempra Pipelines & Storage’s investment in Rockies Express Pipeline LLC (Rockies Express) in Note 4.

NOTE 4. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We account for investments under the equity method when we have an ownership interest of 20 to 50 percent. In these cases, our pro rata shares of the subsidiaries’ net assets are included in Other Investments and in Investment in RBS Sempra Commodities LLP on the Consolidated Balance Sheets. These investments are adjusted for our share of each investee’s earnings or losses, dividends, and other comprehensive income or loss.

Equity in earnings of unconsolidated subsidiaries that is recorded before income tax is reported in Equity Earnings (Losses) – RBS Sempra Commodities LLP and in Equity Earnings (Losses) – Other on the Statements of Consolidated Income. Equity earnings recorded net of income tax recorded by the subsidiary are reported in Equity Earnings (Losses), Net of Income Tax, on the Statements of Consolidated Income.

The carrying value of unconsolidated subsidiaries is evaluated for impairment based on the requirements of APB Opinion 18, The Equity Method of Accounting for Investments in Common Stock (APB 18). We account for certain investments in housing partnerships made before May 19, 1995 under the cost method, whereby the costs were amortized over ten years based on the expected residual value. We have no unconsolidated subsidiaries where our ability to influence or control an investee differs from our ownership percentage.

We summarize our investment balances and earnings below:

EQUITY METHOD AND OTHER INVESTMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	Investment at December 31,
	2008	2007
Sempra Commodities:
Investment in RBS Sempra Commodities LLP	$2,082	$--

Other equity method investments:
Sempra Pipelines & Storage:
Chilquinta Energía	$364	$497
Luz del Sur	183	182
Rockies Express	249	97
Sempra Generation:
Elk Hills Power	198	205
Sempra Commodities—other investments	--	32
Housing partnerships	30	46
Total other equity method investments*	1,024	1,059
Cost method investments—housing partnerships	13	15
Other**	129	229
Total	$1,166	$1,303
*	Includes $60 million in Other Current Assets on the Consolidated Balance Sheets at December 31, 2007.
**	Other includes Sempra Pipelines & Storage’s $128 million investment in bonds (discussed in Note 6) and, at December 31, 2007, available-for-sale securities at Sempra Commodities.

EQUITY METHOD INVESTMENTS ON THE STATEMENTS OF CONSOLIDATED INCOME
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Earnings (losses) recorded before tax:
RBS Sempra Commodities LLP	$383	$--	$--

Elk Hills Power	$8	$9	$1
Topaz Power Partners:
Earnings from operations	--	--	9
Gain on sale of power plants	--	--	344
Housing partnerships	(14)	(14)	(17)
Rockies Express	43	(4)	1
	$37	$(9)	$338
Earnings (losses) recorded net of tax:
Chilquinta Energía	$28	$28	$25
Luz del Sur	31	27	24
Sodigas Pampeana and Sodigas Sur:
Earnings from operations	1	4	6
Impairment loss, net of tax benefit of $86	--	--	(221)
Sempra Commodities:
Gain on sale of investments	--	30	--
Earnings from operations	3	10	(16)
	$63	$99	$(182)

For equity method investments, costs in excess of equity in net assets (goodwill) were $213 million at December 31, 2008 and $262 million at December 31, 2007. Costs in excess of the underlying equity in net assets will continue to be reviewed for impairment in accordance with APB 18. Descriptive information concerning these investments follows.

SEMPRA COMMODITIES

RBS Sempra Commodities is a United Kingdom limited liability partnership formed to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy, as we discuss in Note 3. We account for our investment in RBS Sempra Commodities under the equity method.  Our share of partnership earnings is reported in the Sempra Commodities segment. Subject to certain limited exceptions, partnership pretax income is allocated each year as follows:

▪

First, we receive a preferred 15-percent return on our adjusted equity capital.

▪

Next, RBS receives a preferred 15-percent return on any capital in excess of capital attributable to us that is required by the U.K. Financial Services Authority to be maintained by RBS in respect of the operations of the partnership.

▪

Next, we receive 70 percent of the next $500 million in pretax income; RBS receives the remaining 30 percent.

▪

Then, we receive 30 percent and RBS receives 70 percent of any remaining pretax income.

▪

Any losses of the partnership are shared equally between us and RBS.

For the nine months ended December 31, 2008, we had $383 million of pretax equity earnings from RBS Sempra Commodities. The partnership income that is distributable to us on an annual basis is computed on the partnership's basis of accounting, International Financial Reporting Standards (IFRS) as adopted by the European Union. For the nine months ended December 31, 2008, this distributable income, on an IFRS basis, is $389 million. In 2008, we received distributions of $85 million from the partnership, as provided in the partnership agreement to fund estimated income tax payments.

We have indemnified the partnership for certain litigation and tax liabilities related to the businesses purchased by the partnership. We recorded these obligations at a fair value of $5 million on April 1, 2008, the date we formed the partnership. The fair value of the indemnity provided to RBS Sempra Commodities has not significantly changed since April 1, 2008.

We provide information regarding the Sempra Commodities segment at December 31, 2008 and 2007 in Note 17.

The following tables show summarized financial information for RBS Sempra Commodities (on a GAAP basis):

RBS SEMPRA COMMODITIES
SUMMARIZED FINANCIAL INFORMATION
(Dollars in millions)
Nine months ended December 31, 2008
Gross revenues	$2,051
Gross profit	1,370
Income from continuing operations	592
Net income	592

At December 31, 2008
Current assets	$8,713
Noncurrent assets	516
Current liabilities	5,581

Investments in Other Unconsolidated Subsidiaries

In February 2007, Sempra Commodities sold its interests in an equity method investment, along with a related cost-basis investment, receiving cash and a 12.7-percent interest in a newly formed entity. The after-tax gain on this transaction, recorded in Equity Earnings (Losses), Net of Income Tax, on the Statements of Consolidated Income, was $30 million.

Available-for-Sale Securities

Sempra Commodities had $80 million of available-for-sale securities included in Other Investments at December 31, 2007. At December 31, 2007, the balance in Accumulated Other Comprehensive Income (Loss) related to these securities was $28 million net of income tax, comprised of $28 million of unrealized gains and a negligible amount of unrealized losses.

Sempra Commodities recorded purchases of available-for-sale securities of $1 million in the first quarter of 2008 and $12 million in the year 2007. Sempra Commodities had no sales of available-for-sale securities in 2008 prior to the formation of the joint venture. Sempra Commodities sold $20 million of available-for-sale securities in 2007, yielding proceeds of $54 million. The cost basis of the sales was determined by the specific identification method and pretax gains of $34 million were realized as a result of the sales in 2007. There was no impairment of available-for-sale securities in 2008.

SEMPRA GENERATION

The 550-MW Elk Hills Power (Elk Hills) plant located near Bakersfield, California began commercial operations in July 2003. Elk Hills is 50-percent owned by Sempra Generation.

In July 2004, Topaz, a 50/50 joint venture between Sempra Generation and Riverstone Holdings, acquired ten Texas power plants from American Electric Power (AEP), including the 632-MW coal-fired Coleto Creek Power Station (Coleto Creek) and three natural gas and oil-fired plants in Laredo, San Benito and Corpus Christi, Texas. In July 2006, Sempra Generation and Riverstone Holdings sold Coleto Creek for a total of $1.15 billion in cash. The majority of the proceeds from the sale were distributed by Topaz as a dividend to Sempra Generation and Riverstone Holdings. The sale of the plant resulted in a pretax gain of $353 million for Sempra Generation, which was reported in Equity Earnings (Losses) – Other, on the Statements of Consolidated Income. In a separate transaction, also in July 2006, Sempra Generation sold its interests in the natural gas plants that it acquired in connection with the Coleto Creek plant. An impairment loss of $9 million pretax related to the sale of the natural gas plants was recorded in 2006. In accordance with GAAP, because our interests in Topaz are reported under the equity method, they are not reported as a discontinued operation.

The following table shows summarized financial information for Topaz and ignores any reclassifications necessary for discontinued operations reporting by Topaz:

SUMMARIZED FINANCIAL INFORMATION FOR TOPAZ
(Dollars in millions)
Year ended December 31, 2006
Gross revenues	$212
Gross profit	71
Income from operations	21
Gain on sale of assets	705
Net income	726

SEMPRA PIPELINES & STORAGE

In 2006, Sempra Pipelines & Storage consummated an agreement with Kinder Morgan Energy Partners, L.P. (KMP) to jointly pursue through Rockies Express the development of a proposed natural gas pipeline, the Rockies Express Pipeline (REX), that would link producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Currently, KMP, Sempra Pipelines & Storage and ConocoPhillips (Conoco) own interests of 51 percent, 25 percent and 24 percent, respectively, in Rockies Express. Upon completion of construction of the pipeline, Conoco will acquire an additional one-percent interest from KMP. We made contributions to Rockies Express of $150 million in 2008 and $100 million in 2007. Through financing received by Rockies Express in 2006, Sempra Pipelines & Storage and KMP were repaid their initial capital contributions, which was reported in Distributions from Investments on the Statements of Consolidated Cash Flows. We provide additional information in Note 6.

Sempra Pipelines & Storage owns a 50-percent interest in Chilquinta Energía S.A., a Chilean electric utility, and a 38-percent interest in Luz del Sur, a Peruvian electric utility. Sempra Pipelines & Storage also owns 43 percent of two Argentine natural gas utility holding companies, Sodigas Pampeana and Sodigas Sur. As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent changes in the value of the peso, Sempra Pipelines & Storage has reduced the carrying value of its investment downward by a cumulative total of $270 million as of December 31, 2008. These noncash adjustments, based on fluctuations in the value of the Argentine peso, did not affect net income, but were recorded in Comprehensive Income and Accumulated Other Comprehensive Income (Loss).

The related Argentine economic decline and government responses (including Argentina’s unilateral, retroactive abrogation of utility agreements early in 2002) continue to adversely affect the operations of these Argentine utilities. In 2002, Sempra Pipelines & Storage initiated arbitration proceedings at the International Center for the Settlement of Investment Disputes (ICSID) under the 1994 Bilateral Investment Treaty between the United States and Argentina for recovery of the diminution of the value of its investments that has resulted from Argentine governmental actions. In September 2007, the tribunal officially closed the arbitration proceedings and awarded us compensation of $172 million, which includes interest up to the award date. In January 2008, Argentina filed an action at the ICSID seeking to annul the award. We will not recognize the award until collectibility is assured.

In December 2006, we decided to sell our Argentine investments, and we continue to actively pursue their sale. We adjusted our investments to estimated fair value and recorded a noncash impairment charge to fourth quarter 2006 net income of $221 million. The charge to net income is reported in Equity Earnings (Losses), Net of Income Tax, on the Statements of Consolidated Income.

The following tables show summarized financial information for Sodigas Pampeana and Sodigas Sur:

SODIGAS PAMPEANA AND SODIGAS SUR – SUMMARIZED FINANCIAL INFORMATION
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Gross revenues	$232	$227	$215
Gross profit	110	111	97
Income from operations	12	21	17
Gain on sale of assets	1	1	1
Net income	4	14	11

		At December 31,
		2008	2007
Current assets		$93	$117
Noncurrent assets		323	332
Current liabilities		192	198
Noncurrent liabilities		25	38

SEMPRA FINANCIAL

Prior to June 2006, Sempra Financial invested as a limited partner in affordable-housing properties. Sempra Financial’s portfolio included 1,300 properties throughout the United States that provided income tax benefits (primarily from income tax credits) generally over 10-year periods.

In June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party for $83 million subject to certain guarantees. Because of the guarantees, the transaction has been recorded as a financing transaction rather than as a sale, and we continue to consolidate the investments in the housing partnerships. The transaction almost completely eliminated the income tax benefits from the affordable-housing investments.

OTHER EQUITY METHOD INFORMATION

We present aggregated information below for:

▪

Chilquinta Energía

▪

Luz del Sur

▪

Elk Hills Power

▪

Rockies Express

▪

Sempra Commodities' investments (prior to the formation of RBS Sempra Commodities)

▪

Sempra Energy’s housing partnerships (accounted for under the equity method)

OTHER EQUITY METHOD INFORMATION
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Gross revenues	$1,852	$1,570	$1,458
Gross profit	487	456	480
Income from operations	234	225	284
Gain (loss) on sale of assets	(46)	7	9
Net income	171	138	246

		At December 31,
		2008	2007
Current assets		$795	$921
Noncurrent assets		2,091	2,256
Current liabilities		324	494
Noncurrent liabilities		519	936

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

In June 2006, in line with our previously announced plan to focus resources on the development of our core businesses, we decided to sell Bangor Gas and Frontier Energy, Sempra Pipelines & Storage’s natural gas distribution companies located in Maine and North Carolina, respectively. In accordance with SFAS 144, we recorded an after-tax impairment loss of $40 million in 2006. The sales of Frontier Energy and Bangor Gas were completed on September 30, and November 30, 2007, respectively, for a total of $5 million in cash.

In accordance with SFAS 144, we have reported the above operations as discontinued for all periods presented in our Consolidated Financial Statements.

We summarize the income statement information concerning our discontinued operations in the table below.

DISCONTINUED OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2007	2006
Revenues	$10	$89

Income from operations, before income taxes	$2	$20
Impairment loss	--	(68)
Income tax expense (benefit)	4	(20)
Consolidated state tax adjustment	--	1
	(2)	(27)

Gain (loss) on disposal, before income taxes	(2)	525
Income tax expense	23	174
Consolidated state tax adjustment	1	(9)
	(24)	342
	$(26)	$315

NOTE 6. DEBT AND CREDIT FACILITIES

COMMITTED LINES OF CREDIT

At December 31, 2008, Sempra Energy had $4.3 billion in committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes - the major components of which are detailed below. Available unused credit on these lines at December 31, 2008 was $2.9 billion.

Due to the sale of the commodities-marketing businesses as discussed in Note 3, these amounts exclude lines of credit associated with Sempra Commodities, some of which we continue to guarantee, as we discuss below in "RBS Sempra Commodities." By the end of June 2008, RBS had replaced Sempra Energy as guarantor on all uncommitted lines of credit associated with Sempra Commodities. To the extent that Sempra Energy's credit support arrangements, including Sempra Commodities' committed facilities, have not been terminated or replaced, RBS has indemnified Sempra Energy for any claims or losses arising in connection with those arrangements.

Sempra Global

Sempra Global has a $2.5 billion, three-year syndicated revolving credit agreement expiring in 2011. Citibank, N.A. serves as administrative agent for the syndicate of 18 lenders. No single bank has greater than a 10.7 percent share. The facility also provides for issuance of up to $300 million of letters of credit on behalf of Sempra Global with the amount of borrowings otherwise available under the facility reduced by the amount of outstanding letters of credit.

Sempra Energy guarantees Sempra Global’s obligations under the credit facility. Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy’s credit ratings. The facility also requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65% at the end of each quarter.

At December 31, 2008, Sempra Global had letters of credit of $17 million outstanding and no outstanding borrowings under the facility. The facility provides support for $1.1 billion of commercial paper outstanding at December 31, 2008. At December 31, 2008, $600 million of the commercial paper outstanding has been reclassified to long-term debt based on management’s intent and ability to maintain this level of borrowing on a long-term basis either supported by this credit facility or by issuing long-term debt. This reclassification had no impact on cash flows.

Sempra Generation

Sempra Generation has a $1 billion, three-year syndicated revolving credit agreement expiring in 2011. Citibank, N.A. serves as administrative agent for the syndicate of 17 lenders. No single bank has greater than a 10.7 percent share.

Sempra Energy guarantees Sempra Generation’s obligations under the credit facility. Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy's credit ratings. The facility also requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65% at the end of each quarter.

At December 31, 2008, Sempra Generation had no outstanding borrowings under the facility.

Sempra Utilities

SDG&E and SoCalGas have a combined $800 million, three-year syndicated revolving credit agreement expiring in 2011. JPMorgan Chase Bank serves as administrative agent for the syndicate of 17 lenders. No single bank has greater than a 9.9 percent share. The agreement permits each utility to individually borrow up to $600 million, subject to a combined limit of $800 million for both utilities. It also provides for the issuance of letters of credit on behalf of each utility subject to a combined letter of credit commitment of $200 million for both utilities. The amount of borrowings otherwise available under the facility is reduced by the amount of outstanding letters of credit.

Borrowings under the facility bear interest at benchmark rates plus a margin that varies with market index rates and the borrowing utility's credit rating. The agreement also requires each utility to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65% at the end of each quarter.

Each utility’s obligations under the agreement are individual obligations, and a default by one utility would not constitute a default by the other utility or preclude borrowings by, or the issuance of letters of credit on behalf of, the other utility.

At December 31, 2008, SDG&E and SoCalGas had no outstanding borrowings under this facility. SDG&E had $110 million of outstanding letters of credit and $237 million of variable-rate demand notes outstanding supported by this facility at December 31, 2008.

RBS Sempra Commodities

RBS is obligated to provide RBS Sempra Commodities with all growth capital, working-capital requirements and credit support. However, as a transitional measure, we continue to provide back-up guarantees for a portion of RBS Sempra Commodities’ trading obligations and for certain credit facilities with third party lenders pending novation (legal transfer) of the remaining trading obligations to RBS. Some of these back-up guarantees may continue for a prolonged period of time. RBS has fully indemnified us for any claims or losses in connection with these arrangements. RBS has been greatly affected by the world-wide turmoil in banking and became indirectly controlled by the government of the United Kingdom on December 1, 2008.

RBS Sempra Commodities’ net trading liabilities and credit facilities supported by Sempra Energy’s guarantees at December 31, 2008 were

▪

$1.1 billion of net trading liabilities consisting of guaranteed trading obligations net of collateral. The amount of guaranteed net trading liabilities varies from day to day with the value of the trading obligations and related collateral.

▪

$500 million under a three-year revolving credit facility expiring in May 2009.

Sempra Energy also has guaranteed $344 million of $1.72 billion of RBS Sempra Commodities' commitments under an additional credit facility expiring September 29, 2010. Extensions of credit under the committed facility are limited to and secured by a borrowing base consisting of receivables, inventories and other joint venture assets that are valued at varying percentages of current market value. At December 31, 2008, the gross market value of the borrowing base assets was $2.9 billion. The facility will be reduced and end as the borrowing base assets are transferred to RBS as established by the joint venture agreement.

OTHER GUARANTEES

As discussed in Note 4, Sempra Energy, Conoco and KMP currently hold 25 percent, 24 percent and 51 percent ownership interests, respectively, in Rockies Express. Rockies Express is constructing a natural gas pipeline to link natural gas producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Rockies Express has a $2 billion, five-year credit facility expiring in 2011 that provides for revolving extensions of credit that are guaranteed by Sempra Energy, Conoco and KMP in proportion to their respective ownership percentages.

Borrowings under the facility bear interest at rates varying with market rates plus a margin that varies with the credit ratings of the lowest-rated guarantor. The facility requires each guarantor to comply with various financial and other covenants comparable to those contained in its senior unsecured credit facilities. In the case of Sempra Energy, the primary requirement is that we maintain a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent at the end of each quarter. Rockies Express had $1.6 billion of outstanding borrowings under this facility at December 31, 2008. In addition, Rockies Express had $600 million of floating rate notes outstanding at December 31, 2008 and maturing in September 2009 that are guaranteed by Sempra Energy, Conoco and KMP in proportion to their respective ownership percentages. The fair value to us of these guarantees is negligible.

WEIGHTED AVERAGE INTEREST RATE

The weighted average interest rate on the total short-term debt outstanding at Sempra Energy, including commercial paper borrowings classified as long-term, was 4.985 percent at December 31, 2008.

LONG-TERM DEBT

The following tables show the detail and maturities of long-term debt outstanding:

LONG-TERM DEBT
(Dollars in millions)
	December 31,
	2008	2007
SDG&E
First mortgage bonds:
6.8% June 1, 2015	$14	$14
5.3% November 15, 2015	250	250
Variable rate (1% at December 31, 2008) July 2018 (1)	161	161
5.85% June 1, 2021 (1)	60	60
6% June 1, 2026	250	250
5% to 5.25% December 1, 2027 (1)	150	150
2.516% to 2.832% January and February 2034 (1) (2)	176	176
5.35% May 15, 2035	250	250
6.125% September 15, 2037	250	250
Variable rate (1.45% at December 31, 2008) May 1, 2039 (1)	75	75
	1,636	1,636
Other long-term debt (unsecured, unless otherwise noted):
5.9% June 1, 2014	130	130
5.3% July 1, 2021 (1)	39	39
5.5% December 1, 2021 (1)	60	60
4.9% March 1, 2023 (1)	25	25
OMEC LLC project financing at 6.2% payable 2009 through April 2019 (secured by project assets) (3)	256	63
Other	--	7
	510	324
	2,146	1,960
Current portion of long-term debt	(2)	--
Unamortized discount on long-term debt	(2)	(2)
Total SDG&E	2,142	1,958

SoCalGas
First mortgage bonds:
Variable rate (2.37% at December 31, 2008) December 1, 2009	100	100
4.375% January 15, 2011	100	100
Variable rates after fixed-to-floating rate swaps
(2.05% at December 31, 2008) January 15, 2011	150	150
4.8% October 1, 2012	250	250
5.5% March 15, 2014	250	--
5.45% April 15, 2018	250	250
5.75% November 15, 2035	250	250
	1,350	1,100
Other long-term debt (unsecured):
4.75% May 14, 2016 (1)	8	8
5.67% January 18, 2028	5	5
Market value adjustments for interest-rate swap, net (expires January 18, 2011)	9	2
	22	15
	1,372	1,115
Current portion of long-term debt	(100)	--
Unamortized discount on long-term debt	(2)	(2)
Total SoCalGas	1,270	1,113

Other Sempra Energy
First mortgage bonds:
6.9% payable 2009 through 2017	8	--
8.75% payable 2009 through 2022	9	--
7.48% payable 2009 through 2023	7	--
	24	--
Other long-term debt (unsecured unless otherwise noted):
Commercial paper borrowings at variable rates, classified as long-term debt (5.22% weighted average at December 31, 2008)	600	--
9.8% Notes February 15, 2019	500	--
6.15% Notes June 15, 2018	500	--
6% Notes February 1, 2013	400	400
Notes at variable rates after fixed-to-floating swap (5.06% at December 31, 2008) March 1, 2010	300	300
4.75% Notes May 15, 2009	300	300
8.9% Notes November 15, 2013	250	--
7.95% Notes March 1, 2010	200	200
6.3% Notes December 31, 2021 (1)	128	128
Employee Stock Ownership Plan
Bonds at 5.781% (fixed through July 1, 2010) November 1, 2014 (1)	50	50
Bonds at variable rates (5.26% at December 31, 2008) November 1, 2014 (1)	22	33
Notes at 2.87% to 5.05% payable 2010 through 2013 (1)	58	41
Industrial development bond at variable rates (1.05% at December 31, 2008) August 1, 2037, secured (1)	55	--
Debt incurred to acquire limited partnerships, secured by real estate, at 8.05% January 15, 2009	2	9
8.45% Notes payable 2009 through 2017, secured	39	--
Other debt	1	21
Market value adjustments for interest-rate swap, net (expiring March 1, 2010)	15	9
	3,420	1,491
	3,444	1,491
Current portion of long-term debt	(308)	(7)
Unamortized discount on long-term debt	(4)	(2)
Total other Sempra Energy	3,132	1,482
Total Sempra Energy Consolidated	$6,544	$4,553
(1)		Callable long-term debt.
(2)		After floating-to-fixed rate swaps expiring in 2009.
(3)		After floating-to-fixed rate swaps expiring in 2019.

MATURITIES OF LONG-TERM DEBT*
(Dollars in millions)
	SDG&E	SoCalGas	Other Sempra Energy	Total Sempra Energy Consolidated
2009	$2	$100	$308	$410
2010	7	--	520	527
2011	7	250	29	286
2012	7	250	12	269
2013	7	--	672	679
Thereafter	2,116	763	1,888	4,767
Total	$2,146	$1,363	$3,429	$6,938
*				Excludes market value adjustments for interest-rate swaps.

Various long-term obligations totaling $3.6 billion at Sempra Energy at December 31, 2008 are unsecured. This includes unsecured long-term obligations totaling $254 million at SDG&E and $13 million at SoCalGas.

In November 2008, Sempra Energy publicly offered and sold $250 million of 8.9-percent notes maturing in 2013 and $500 million of 9.8-percent notes maturing in 2019.

In June 2008, Sempra Energy publicly offered and sold $500 million of 6.15-percent notes, maturing in 2018.

CALLABLE LONG-TERM DEBT

At the option of Sempra Energy, SDG&E and SoCalGas, certain debt is callable subject to premiums at various dates:

CALLABLE LONG-TERM DEBT
(Dollars in millions)
	SDG&E	SoCalGas	Other Sempra Energy	Total Sempra Energy Consolidated
2009	$472	$--	$262	$734
2010	--	--	50	50
2013	45	--	--	45
after 2013	229	8	--	237
Total	$746	$8	$312	$1,066
Callable bonds subject to make-whole provisions	$1,000	$1,250	$2,513	$4,763

In addition, the OMEC LLC project financing loan, discussed in Note 1, with $256 million of borrowings at December 31, 2008, may be prepaid at the borrower’s option.

FIRST MORTGAGE BONDS

The Sempra Utilities issue first mortgage bonds which are secured by a lien on utility plant. The Sempra Utilities may issue additional first mortgage bonds upon compliance with the provisions of their bond agreements (indentures). These indentures require, among other things, the satisfaction of pro forma earnings-coverage tests on first mortgage bond interest and the availability of sufficient mortgaged property to support the additional bonds, after giving effect to prior bond redemptions. The most restrictive of these tests (the property test) would permit the issuance, subject to CPUC authorization, of an additional $2.9 billion of first mortgage bonds at SDG&E and $324 million at SoCalGas at December 31, 2008.

In November 2008, SoCalGas publicly offered and sold $250 million of 5.50-percent first mortgage bonds maturing in 2014.

INDUSTRIAL DEVELOPMENT BONDS

During 2008, Sempra Energy purchased $413 million of industrial development bonds, net of sales and purchases with SDG&E as the cash flow needs of each entity changed. SDG&E purchased $488 million of the bonds during 2008, and sold $228 million to Sempra Energy during 2008. The bonds were initially issued as insured, auction-rate securities, the proceeds of which were loaned to SDG&E, and are repaid with payments from SDG&E first mortgage bonds that have terms corresponding to those of the industrial development bonds that they secure.

In December 2008, SDG&E remarketed $237 million of these industrial development bonds. These included $75 million remarketed at an initial daily floating-rate of 0.65 percent (maturing in 2039), and $161 million remarketed for a three-month term at a rate of 1.00 percent (maturing in 2018).  Beginning in March 2009, the interest rate on the $161 million series will be reset on a weekly basis.

The remaining industrial development bonds, $24 million held by SDG&E and $152 million held by Sempra Energy, are classified as available-for-sale securities and included in Short-Term Investments on the Consolidated Balance Sheets at December 31, 2008. Sempra Energy and SDG&E intend to remarket the remaining bonds in early

2009 and to modify the credit support and liquidity requirements of the remaining bonds in conjunction with their remarketing to investors.

In 2006, in order to reduce its property tax, Sempra Pipelines & Storage incurred $128 million of long-term debt related to the development of its Liberty Gas Storage (Liberty) facility in Calcasieu Parish, Louisiana. The debt is payable to the Calcasieu Parish Industrial Development Board. Related to the debt, we recorded bonds receivable from the Industrial Development Board for the same amount. Both the financing obligation and the bonds receivable have interest rates of 6.3 percent and are due on December 31, 2021.

DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) AND TRUST (TRUST)

The ESOP covers substantially all Sempra Energy employees, including SDG&E and SoCalGas. The Trust is used to fund part of the retirement savings plan described in Note 9. The notes of the ESOP are payable by the Trust and mature in 2014.

In July 2007, $50 million of these notes was repriced at an interest rate of 5.781 percent for a three-year term ending July 1, 2010. The remaining $22 million of the notes is repriced weekly and subject to repurchase at our option. ESOP debt was paid down by a total of $32 million during the last three years when 739,220 shares of Sempra Energy common stock were released from the Trust in order to fund employer contributions to the Sempra Energy savings plan trust. Interest on the ESOP debt amounted to $4 million in each of 2008, 2007 and 2006. Dividends used for debt service amounted to $2 million in each of 2008, 2007 and 2006.

INTEREST-RATE SWAPS

We discuss our fair value interest-rate swaps and interest-rate swaps to hedge cash flows in Note 11.

NOTE 7. FACILITIES UNDER JOINT OWNERSHIP

San Onofre Nuclear Generating Station (SONGS) and the Southwest Powerlink transmission line are owned jointly by SDG&E with other utilities. SDG&E’s interests at December 31, 2008 were as follows:

(Dollars in millions)	SONGS	Southwest Powerlink
Percentage ownership	20%	91%
Utility plant in service	$90	$314
Accumulated depreciation and amortization	22	176
Construction work in progress	113	7

SDG&E, and each of the other owners, holds its undivided interest as a tenant in common in the property. Each owner is responsible for financing its share of each project and participates in decisions concerning operations and capital expenditures.

SDG&E’s share of operating expenses is included in Sempra Energy’s and SDG&E’s Statements of Consolidated Income.

SONGS DECOMMISSIONING

Objectives, work scope, and procedures for the dismantling and decontamination of the SONGS’ units must meet the requirements of the Nuclear Regulatory Commission (NRC), the Environmental Protection Agency, the U.S. Department of the Navy (the land owner), the CPUC and other regulatory bodies.

SDG&E's asset retirement obligation related to decommissioning costs for the SONGS units was $445 million at December 31, 2008. That amount includes the cost to decommission Units 2 and 3, and the remaining cost to complete the decommissioning of Unit 1, which is currently in progress. Southern California Edison updates decommissioning cost studies every three years. In January 2007, the CPUC approved the most recent update. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered and is subject to adjustment every three years based on the costs allowed by regulators. Collections are authorized to continue until 2022.

Unit 1 was permanently shut down in 1992, and physical decommissioning began in January 2000. Most structures, foundations and large components have been dismantled, removed and disposed of. Spent nuclear fuel has been removed from the Unit 1 Spent Fuel Pool and stored on-site in an independent spent fuel storage installation (ISFSI) licensed by the NRC. The remaining major work will include dismantling, removal and disposal of all remaining equipment and facilities (both nuclear and non-nuclear components), and decontamination of the site. Southern California Edison expects Phase I of decommissioning activities to be complete in the first quarter of 2009. The decommissioning of Unit 1 remaining structures (subsurface and intake/discharge) will take place when Units 2 & 3 are decommissioned. The ISFSI will be decommissioned after a permanent storage facility becomes available and the U.S. Department of Energy (DOE) removes the spent fuel from the site. The Unit 1 reactor vessel is expected to remain on site until Units 2 and 3 are decommissioned.

The amounts collected in rates for SONGS' decommissioning are invested in externally managed trust funds. Amounts held by the trusts are invested in accordance with CPUC regulations. These trusts are shown on the Sempra Energy and SDG&E Consolidated Balance Sheets at fair value with the offsetting credits recorded in Asset Retirement Obligations and Regulatory Liabilities Arising from Removal Obligations.

The following table shows the fair values and gross unrealized gains and losses for the securities held in the trust funds.

NUCLEAR DECOMMISSIONING TRUSTS
(Dollars in millions)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2008:
Debt securities
U.S. government issues*	$127	$28	$--	$155
Municipal bonds**	69	1	(9)	61
Total debt securities	196	29	(9)	216
Equity securities	251	105	(36)	320
Cash and other securities***	40	3	(2)	41
Total available-for-sale securities	$487	$137	$(47)	$577

As of December 31, 2007:
Debt securities
U.S. government issues	$168	$15	$--	$183
Municipal bonds	77	1	(2)	76
Total debt securities	245	16	(2)	259
Equity securities	204	234	(4)	434
Cash and other securities	44	2	--	46
Total available-for-sale securities	$493	$252	$(6)	$739
*			Maturity dates are 2009-2038
**			Maturity dates are 2009-2043
***			Maturity dates are 2009-2049

The following table shows the proceeds from sales of securities in the trusts and gross realized gains and losses on those sales.

SALES OF SECURITIES
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Proceeds from sales	$458	$578	$474
Gross realized gains	18	18	22
Gross realized losses	(40)	(12)	(13)

Net unrealized gains (losses) are included in Regulatory Liabilities Arising from Removal Obligations on the Consolidated Balance Sheets. We determine the cost of securities in the trusts on the basis of specific identification.

The fair value of securities in an unrealized loss position as of December 31, 2008 was $146 million. The unrealized losses of $47 million were primarily caused by a negative market environment. We do not consider these investments to be other than temporarily impaired as of December 31, 2008.

Customer contribution amounts are determined by the CPUC using estimates of after-tax investment returns, decommissioning costs, and decommissioning cost escalation rates. Changes in investment returns and decommissioning costs may result in a change in future customer contributions.

We discuss the impact of SFAS 143 in Note 1. We provide additional information about SONGS in Notes 14 and 16.

NOTE 8. INCOME TAXES

Reconciliation of the U.S. statutory federal income tax rates to the effective income tax rates are as follows:

RECONCILIATION OF FEDERAL INCOME TAX RATES TO EFFECTIVE INCOME TAX RATES

	Years ended December 31,
	2008	2007	2006
Sempra Energy Consolidated
Statutory federal income tax rate	35%	35%	35%
Utility depreciation	3	3	2
State income taxes, net of federal income tax benefit	3	4	4
Tax credits	(1)	(3)	(4)
Allowance for equity funds used during construction	(1)	(1)	--
Foreign income taxes	(2)	(1)	(1)
Resolution of Internal Revenue Service audits	(2)	--	(1)
Utility repair allowance	(1)	(1)	(1)
Self-developed software expenditures	(2)	(1)	--
Mexican foreign exchange and inflation effects	(2)	--	--
Other, net	(1)	(1)	(1)
Effective income tax rate	29%	34%	33%
SDG&E
Statutory federal income tax rate	35%	35%	35%
Depreciation	4	5	5
State income taxes, net of federal income tax benefit	5	5	5
Allowance for equity funds used during construction	(2)	(1)	(1)
Resolution of Internal Revenue Service audits	(3)	(3)	2
Utility repair allowance	(2)	(2)	(2)
Self-developed software expenditures	(3)	(2)	--
Regulatory reserve release	--	(2)	--
Other, net	(2)	(3)	(5)
Effective income tax rate	32%	32%	39%
PE
Statutory federal income tax rate	35%	35%	35%
Depreciation	5	6	6
State income taxes, net of federal income tax benefit	4	5	6
Self-developed software expenditures	(3)	(1)	--
Other, net	(5)	(4)	(3)
Effective income tax rate	36%	41%	44%
SoCalGas
Statutory federal income tax rate	35%	35%	35%
Depreciation	6	6	6
State income taxes, net of federal income tax benefit	4	5	6
Self-developed software expenditures	(3)	(1)	--
Other, net	(6)	(4)	(3)
Effective income tax rate	36%	41%	44%

The geographic components of Income from Continuing Operations Before Income Taxes and Equity in Earnings of Certain Unconsolidated Subsidiaries at Sempra Energy are as follows:

	Years ended December 31,
(Dollars in millions)	2008	2007	2006
Domestic	$1,244	$1,282	$1,682
Foreign	244	268	232
Total	$1,488	$1,550	$1,914

The components of income tax expense are as follows:

INCOME TAX EXPENSE
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
Sempra Energy Consolidated
Current:
Federal	$(10)	$247	$416
State	28	77	96
Foreign	96	51	52
Total	114	375	564
Deferred:
Federal	359	124	90
State	29	(5)	(36)
Foreign	(59)	36	28
Total	329	155	82
Deferred investment tax credits	(5)	(6)	(5)
Total income tax expense	$438	$524	$641
SDG&E
Current:
Federal	$25	$131	$209
State	23	44	73
Total	48	175	282
Deferred:
Federal	107	(24)	(87)
State	8	(14)	(40)
Total	115	(38)	(127)
Deferred investment tax credits	(2)	(2)	(3)
Total income tax expense	$161	$135	$152
PE
Current:
Federal	$28	$122	$168
State	21	33	44
Total	49	155	212
Deferred:
Federal	89	15	(17)
State	6	(2)	(6)
Total	95	13	(23)
Deferred investment tax credits	(3)	(3)	(3)
Total income tax expense	$141	$165	$186
SoCalGas
Current:
Federal	$31	$119	$156
State	22	33	41
Total	53	152	197
Deferred:
Federal	85	14	(15)
State	5	(3)	(6)
Total	90	11	(21)
Deferred investment tax credits	(3)	(3)	(3)
Total income tax expense	$140	$160	$173

Details of accumulated deferred income taxes at December 31 for Sempra Energy, SDG&E, PE and SoCalGas are shown in the tables below:

ACCUMULATED DEFERRED INCOME TAXES FOR SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	December 31,
	2008	2007
Deferred tax liabilities:
Differences in financial and tax bases of depreciable and
amortizable assets	$1,323	$864
Regulatory balancing accounts	632	152
Unrealized revenue	22	63
Loss on reacquired debt	21	24
Property taxes	31	29
Other	53	32
Total deferred tax liabilities	2,082	1,164
Deferred tax assets:
Investment tax credits	37	42
Equity losses	6	34
Net operating losses of separate state and foreign entities	77	125
Compensation-related items	193	169
Postretirement benefits	609	148
Other deferred assets	4	34
State income taxes	35	34
Bad debt allowance	7	13
Litigation and other accruals not yet deductible	233	322
Total deferred tax assets	1,201	921
Net deferred income tax liability before valuation allowance	881	243
Valuation allowance	34	41
Net deferred income tax liability	$915	$284

ACCUMULATED DEFERRED INCOME TAXES FOR SDG&E, PE AND SOCALGAS
(Dollars in millions)
	SDG&E		PE		SoCalGas
	December 31,		December 31,		December 31,
	2008	2007	2008	2007	2008	2007
Deferred tax liabilities:
Differences in financial and tax bases of utility plant and other assets	$625	$481	$278	$206	$281	$210
Regulatory balancing accounts	229	82	413	79	413	79
Loss on reacquired debt	10	11	13	14	13	14
Property taxes	20	19	13	12	13	12
Other	--	5	--	3	--	3
Total deferred tax liabilities	884	598	717	314	720	318
Deferred tax assets:
Postretirement benefits	173	78	357	48	359	48
Investment tax credits	18	20	21	23	21	23
Compensation-related items	14	14	49	45	49	46
State income taxes	22	21	17	19	16	19
Other accruals not yet deductible	37	27	74	99	75	93
Hedging transaction	--	--	16	--	16	--
Other	17	7	20	11	11	5
Total deferred tax assets	281	167	554	245	547	234
Net deferred income tax liability before valuation allowance	603	431	163	69	173	84
Valuation allowance	8	8	--	--	--	--
Net deferred income tax liability	$611	$439	$163	$69	$173	$84

The net deferred income tax liabilities are recorded on the Consolidated Balance Sheets at December 31 as follows:

NET DEFERRED INCOME TAX LIABILITY
(Dollars in millions)
	Sempra Energy Consolidated		SDG&E		PE		SoCalGas
	2008	2007	2008	2007	2008	2007	2008	2007
Current (asset) liability	$(31)	$(247)	$(17)	$(67)	$6	$(33)	$6	$(33)
Noncurrent liability	946	531	628	506	157	102	167	117
Total	$915	$284	$611	$439	$163	$69	$173	$84

At December 31, 2008, foreign subsidiaries had $318 million in unused net operating losses available to reduce Sempra Energy’s future income taxes, primarily in Mexico. Significant amounts of these losses become unavailable to reduce future income taxes beginning in 2017 as our ability to apply them to future earnings expires. Financial statement benefits were recorded on all but $54 million of these losses, primarily by offsetting them against deferred tax liabilities with the same expiration pattern and country of jurisdiction. No benefits were recorded on the $54 million because they were incurred in jurisdictions where utilization is sufficiently in doubt. In 2008, the decrease in valuation allowance compared to 2007 was primarily due to a reduction in state net operating loss carryovers.

At December 31, 2008, Sempra Energy had not provided for U.S. income taxes on $1 billion of foreign subsidiaries' undistributed earnings since they are expected to be reinvested indefinitely outside the United States. It is not possible to predict the amount of U.S. income taxes that might be payable if these earnings were eventually repatriated.

Sempra Commodities recorded synthetic fuels tax credits of $32 million in 2007.

Following is a summary of unrecognized tax benefits at December 31, 2008:

SUMMARY OF UNRECOGNIZED TAX BENEFITS
(Dollars in millions)
	Sempra Energy Consolidated	SDG&E	PE/ SoCalGas
Total	$104	$18	$19
Of the total, amounts related to tax positions that, if recognized, in future years, would:
decrease the effective tax rate	$64	$17	$--
increase the effective tax rate	$17	$17	$--

Following is a reconciliation of the unrecognized tax benefits from January 1, 2008 to December 31, 2008:

RECONCILIATION OF UNRECOGNIZED TAX BENEFITS
(Dollars in millions)
	Sempra Energy Consolidated	SDG&E	PE/ SoCalGas
Balance as of January 1, 2008	$131	$26	$40
Increase in prior period tax positions	23	2	--
Decrease in prior period tax positions	(4)	--	--
Increase in current period tax positions	4	3	--
Decrease in current period tax positions	(5)	(1)	--
Settlements with taxing authorities	(38)	(12)	(21)
Expirations of statutes of limitations	(7)	--	--
Balance as of December 31, 2008	$104	$18	$19

It is reasonably possible that within the next 12 months unrecognized tax benefits could decrease due to the following:

(Dollars in millions)	Sempra Energy Consolidated	SDG&E	PE/ SoCalGas
Expiration of statutes of limitations on tax assessments	$(6)	$--	$(3)
Potential resolution of audit issues with various federal, state and foreign taxing authorities	(17)	--	--
Impact of federal and state timing items affecting taxable income	(3)	--	(3)
	$(26)	$--	$(6)

Effective January 1, 2007, our policy is to recognize accrued interest and penalties on accrued tax balances as components of tax expense. Prior to the adoption of FIN 48, we accrued interest expense and penalties as components of tax expense and interest income as a component of interest income. As of December 31, 2008, the following amounts were accrued:

(Dollars in millions)	Sempra Energy Consolidated	SDG&E	PE/ SoCalGas
Interest expense	$18	$2	$4
Penalties	1	--	--

Amounts accrued for interest expense and penalties associated with income taxes are included in income tax expense on the Statements of Consolidated Income and in various income tax balances on the Consolidated Balance Sheets.

INCOME TAX AUDITS

Sempra Energy is subject to U.S. federal income tax as well as to income tax of multiple state and foreign jurisdictions. We remain subject to examination by U.S. federal and major state tax jurisdictions only for years after 2001. Certain major foreign income tax returns from 1995 through the present are open to examination.

In addition, we have filed state refund claims for tax years back to 1998. The pre-2002 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

SDG&E, PE and SoCalGas are subject to U.S. federal income tax as well as income tax of state jurisdictions. They remain subject to examination by U.S. federal and state tax jurisdictions only for years after 2001.

In addition, PE has state refund claims for tax years back to 1993. The pre-2002 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

NOTE 9. EMPLOYEE BENEFIT PLANS

We account for our employee benefit plans in accordance with:

▪

FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements 87, 88, 106, and 132(R)

▪

FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106

▪

FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions

▪

FASB Statement No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits

▪

FASB Statement No. 87, Employers' Accounting for Pensions

These pronouncements require an employer to do the following:

▪

recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status in the statement of financial position;

▪

measure a plan's assets and its obligations that determine its funded status as of the end of the fiscal year (with limited exceptions); and

▪

recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Generally, those changes are reported in comprehensive income and as a separate component of shareholders' equity.

The information presented below covers the employee benefit plans of Sempra Energy and its principal subsidiaries.

Sempra Energy has funded and unfunded noncontributory defined benefit plans, including separate plans for SDG&E and SoCalGas, which together cover substantially all employees and Sempra Energy’s board of directors. The plans provide defined benefits based on years of service and either final average or career salary.

Sempra Energy also has other postretirement benefit plans, including separate plans for SDG&E and SoCalGas, which together cover substantially all employees and Sempra Energy’s board of directors. The life insurance plans are both contributory and noncontributory and the health-care plans are contributory. Participants' contributions are adjusted annually. Other postretirement benefits include medical benefits for retirees' spouses.

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include:

▪

discount rates

▪

expected return on plan assets

▪

health-care cost trend rates

▪

mortality rates

▪

compensation increase rates

▪

payout elections (lump sum or annuity)

These assumptions are reviewed on an annual basis prior to the beginning of each year and updated when appropriate. We consider current market conditions, including interest rates, in making these assumptions. We use a December 31 measurement date for all of our plans.

In support of its Supplemental Executive Retirement and Deferred Compensation Plans, Sempra Energy maintains dedicated assets, including investments in life insurance contracts, which totaled $401 million and $440 million at December 31, 2008 and 2007, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Benefit Plan Amendments for 2007 and 2008

Effective January 1, 2009, one of Sempra Energy’s pension plans, separate from the Sempra Utilities’ plans, was amended to increase the cash balance benefit obligation for certain participants. This amendment resulted in an increase of $3 million in the benefit obligation and unrecognized prior service costs as of December 31, 2008.

Effective July 1, 2008, SDG&E’s other postretirement benefit plan was amended to increase the health benefits for certain union participants. This amendment resulted in a $3 million increase at both Sempra Energy and SDG&E in the benefit obligation and unrecognized prior service costs as of December 31, 2007.

Effective January 1, 2008, the pension plans were amended to increase the death benefit for beneficiaries of vested non-union participants. This amendment resulted in a $2 million increase in the benefit obligation and unrecognized prior service costs as of December 31, 2007 at Sempra Energy, including a $1 million increase each at SoCalGas and SDG&E.

Effective January 1, 2008, SoCalGas’ and one of Sempra Energy’s other postretirement benefit plans were amended to provide a health benefit for the surviving spouses (over the age of 65) of both union and non-union participants.  This amendment resulted in an $18 million increase at both Sempra Energy and SoCalGas in the benefit obligation and unrecognized prior service costs as of December 31, 2007.

Benefit Obligations and Assets

The following three tables provide a reconciliation of the changes in the plans' projected benefit obligations and the fair value of assets during 2008 and 2007, and a statement of the funded status at December 31, 2008 and 2007:

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
Sempra Energy Consolidated	2008	2007	2008	2007
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$2,791	$2,885	$871	$952
Acquisition of EnergySouth	27	--	2	--
Service cost	71	76	24	26
Interest cost	166	164	53	54
Plan amendments	3	2	--	21
Actuarial loss (gain)	6	(90)	34	(139)
Curtailments	--	1	(5)	--
Settlements	(22)	--	--	--
Special termination benefits	--	2	--	--
Benefit payments	(184)	(249)	(48)	(46)
Federal subsidy (Medicare Part D)	--	--	2	3
Other	7	--	1	--
Net obligation at December 31	2,865	2,791	934	871

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	2,528	2,535	743	694
Acquisition of EnergySouth	36	--	4	--
Actual return on plan assets	(682)	207	(194)	47
Employer contributions	66	35	40	45
Settlements	(22)	--	--	--
Benefit payments	(184)	(249)	(48)	(46)
Other	--	--	--	3
Fair value of plan assets at December 31	1,742	2,528	545	743

Funded status at December 31	$(1,123)	$(263)	$(389)	$(128)
Net recorded liability at December 31	$(1,123)	$(263)	$(389)	$(128)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SDG&E	2008	2007	2008	2007
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$803	$842	$139	$139
Service cost	22	22	5	5
Interest cost	47	47	9	8
Plan amendments	--	1	--	3
Actuarial loss (gain)	(7)	(29)	1	(10)
Transfer of liability to Sempra Energy	(2)	(5)	--	--
Settlements	(1)	--	--	--
Benefit payments	(48)	(75)	(6)	(6)
Net obligation at December 31	814	803	148	139

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	684	679	67	52
Actual return on plan assets	(191)	56	(16)	3
Employer contributions	38	27	16	15
Settlements	(1)	--	--	--
Transfer of assets to Sempra Energy	(2)	(3)	--	--
Other transfers	--	--	--	3
Benefit payments	(48)	(75)	(6)	(6)
Fair value of plan assets at December 31	480	684	61	67

Funded status at December 31	$(334)	$(119)	$(87)	$(72)
Net recorded liability at December 31	$(334)	$(119)	$(87)	$(72)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SoCalGas	2008	2007	2008	2007
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$1,624	$1,692	$694	$776
Service cost	40	41	17	19
Interest cost	97	95	42	44
Plan amendments	--	1	--	18
Actuarial loss (gain)	7	(51)	33	(127)
Benefit payments	(115)	(154)	(40)	(38)
Federal subsidy (Medicare Part D)	--	--	2	2
Net obligation at December 31	1,653	1,624	748	694

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	1,657	1,672	663	630
Actual return on plan assets	(438)	137	(174)	43
Employer contributions	1	1	22	28
Transfer of assets to Sempra Energy	--	1	--	--
Benefit payments	(115)	(154)	(40)	(38)
Fair value of plan assets at December 31	1,105	1,657	471	663

Funded status at December 31	$(548)	$33	$(277)	$(31)
Net recorded asset (liability) at December 31	$(548)	$33	$(277)	$(31)

Net Assets and Liabilities

The assets and liabilities of the pension and other postretirement benefit plans are affected by changing market conditions as well as when actual plan experience is different than assumed. Such events result in gains and losses. Investment gains and losses are deferred and recognized in pension and postretirement benefit costs over a period of years.  Sempra Energy uses the asset smoothing method for all the assets held for its pension and other postretirement plans, except for the 20 percent in the SDG&E plans. This method develops an asset value that recognizes realized and unrealized investment gains and losses over a three-year period. This adjusted asset value, known as the market-related value of assets, is used to determine the expected return-on-assets component of net periodic cost. SoCalGas also uses the asset smoothing method.

The 10-percent corridor accounting method is used at Sempra Energy, SDG&E and SoCalGas. Under the corridor-accounting method, if, as of the beginning of a year, unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is amortized over the average remaining service period of active participants. The asset smoothing and 10-percent corridor accounting methods help mitigate volatility of net periodic costs from year to year.

The net asset (liability) is included in the following captions on the Consolidated Balance Sheets at December 31:

			Other
	Pension Benefits		Postretirement Benefits
(Dollars in millions)	2008	2007	2008	2007
Sempra Energy Consolidated
Noncurrent assets	$--	$75	$--	$--
Current liabilities	(25)	(32)	--	--
Noncurrent liabilities	(1,098)	(306)	(389)	(128)
Net recorded liability	$(1,123)	$(263)	$(389)	$(128)
SDG&E
Current liabilities	$(2)	$(1)	$--	$--
Noncurrent liabilities	(332)	(118)	(87)	(72)
Net recorded liability	$(334)	$(119)	$(87)	$(72)
SoCalGas
Noncurrent assets	$--	$62	$--	$--
Current liabilities	(2)	(2)	--	--
Noncurrent liabilities	(546)	(27)	(277)	(31)
Net recorded asset (liability)	$(548)	$33	$(277)	$(31)

Amounts recorded in Accumulated Other Comprehensive Income (Loss) as of December 31, 2008 and 2007, net of tax effects and amounts recorded as regulatory assets, are as follows:

AMOUNTS IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)
			Other
	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Sempra Energy Consolidated
Net actuarial loss	$(97)	$(70)	$(2)	$(2)
Prior service credit	1	3	1	2
Total	$(96)	$(67)	$(1)	$--
SDG&E
Net actuarial loss	$(13)	$(16)
Prior service credit	1	1
Total	$(12)	$(15)
SoCalGas
Net actuarial loss	$(5)	$(6)
Prior service credit	1	1
Total	$(4)	$(5)

The accumulated benefit obligations for defined benefit pension plans at December 31, 2008 and 2007 were as follows:

	Sempra Energy Consolidated		SDG&E		SoCalGas
(Dollars in millions)	2008	2007	2008	2007	2008	2007
Accumulated benefit obligation	$2,668	$2,606	$803	$795	$1,493	$1,467

Sempra Energy has unfunded and funded pension plans. SDG&E and SoCalGas each have an unfunded and a funded pension plan. The following table also shows the obligations of funded pension plans with benefit obligations in excess of plan assets as of December 31:

(Dollars in millions)	2008	2007
Sempra Energy Consolidated
Projected benefit obligation	$2,621	$774
Accumulated benefit obligation	2,449	771
Fair value of plan assets	1,742	684
SDG&E
Projected benefit obligation	$787	$774
Accumulated benefit obligation	780	771
Fair value of plan assets	480	684
SoCalGas
Projected benefit obligation	$1,623	$--
Accumulated benefit obligation	1,466	--
Fair value of plan assets	1,105	--

Net Periodic Benefit Cost, 2006-2008

The following three tables provide the components of net periodic benefit cost and amounts recognized in other comprehensive income for the years ended December 31:

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
				Other
Sempra Energy Consolidated	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Net Periodic Benefit Cost
Service cost	$71	$76	$73	$24	$26	$24
Interest cost	166	164	158	53	54	45
Expected return on assets	(161)	(158)	(149)	(48)	(44)	(40)
Amortization of:
Prior service cost (credit)	4	5	10	(1)	(3)	(3)
Actuarial loss	8	8	18	--	6	3
Regulatory adjustment	(22)	(34)	(38)	7	7	4
Special termination benefit charge	--	1	--	--	--	--
Curtailment charge	--	6	--	(3)	--	--
Settlement charge	8	--	--	--	--	--
Total net periodic benefit cost	74	68	72	32	46	33

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net loss (gain)	54	(12)	--	1	(2)	--
Prior service cost (credit)	3	(4)		--	--	--
Amortization of prior service credit	--	--	--	1	1	--
Amortization of actuarial loss	(8)	(8)	--	--	--	--
Total recognized in other comprehensive income	49	(24)	--	2	(1)	--
Total recognized in net periodic benefit cost and other comprehensive income	$123	$44	$72	$34	$45	$33

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
				Other
SDG&E	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Net Periodic Benefit Cost
Service cost	$22	$22	$12	$5	$5	$5
Interest cost	47	47	45	9	8	7
Expected return on assets	(46)	(45)	(41)	(4)	(3)	(2)
Amortization of:
Prior service cost	1	2	2	3	3	3
Actuarial loss	2	2	6	--	--	--
Regulatory adjustment	14	2	8	2	2	(1)
Settlement charge	2	--	--	--	--	--
Total net periodic benefit cost	42	30	32	15	15	12

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net gain	(4)	(6)	--	--	--	--
Amortization of actuarial loss	(2)	(2)	--	--	--	--
Total recognized in other comprehensive income	(6)	(8)	--	--	--	--
Total recognized in net periodic benefit cost and other comprehensive income	$36	$22	$32	$15	$15	$12

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
				Other
SoCalGas	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Net Periodic Benefit Cost
Service cost	$40	$41	$40	$17	$19	$17
Interest cost	97	96	95	42	44	36
Expected return on assets	(103)	(102)	(98)	(43)	(40)	(37)
Amortization of:
Prior service cost (credit)	2	2	7	(4)	(6)	(6)
Actuarial loss	1	1	5	--	6	3
Regulatory adjustment	(36)	(36)	(46)	5	5	5
Total net periodic benefit cost	1	2	3	17	28	18

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net gain	(1)	--	--	--	--	--
Amortization of actuarial loss	(1)	(1)	--	--	--	--
Total recognized in other comprehensive income	(2)	(1)	--	--	--	--
Total recognized in net periodic benefit cost and other comprehensive income	$(1)	$1	$3	$17	$28	$18

The estimated net loss and prior service credit for the pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2009 are as follows:

(Dollars in millions)	Sempra Energy Consolidated	SDG&E	SoCalGas
Net loss	$8	$2	$1
Prior service credit	--	--	--

The estimated prior service credit for the other postretirement benefit plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2009 is $1 million at Sempra Energy.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 establishes a prescription drug benefit under Medicare (Medicare Part D) and a tax-exempt federal subsidy to sponsors of retiree health-care benefit plans that provide a benefit that actuarially is at least equivalent to Medicare Part D. We determined that benefits provided to certain participants actuarially will be at least equivalent to Medicare Part D. Thus, we are entitled to a tax-exempt subsidy that reduced our accumulated postretirement benefit obligation under our plans at January 1, 2008 and reduced the net periodic cost for 2008 by the following amounts:

(Dollars in millions)	Sempra Energy Consolidated	SDG&E	SoCalGas
Accumulated postretirement benefit obligation reduction	$92	$20	$67
Net periodic benefit cost reduction	8	2	5

Assumptions for Pension and Other Postretirement Benefit Plans

Benefit Obligation and Net Periodic Benefit Cost

We develop the discount rate assumptions based on the results of a third party modeling tool that matches each plan's expected future benefit payments to a bond yield curve to determine their present value. We then calculate a single equivalent discount rate that produces the same present value. The modeling tool uses an actual portfolio of 500 to 600 non-callable bonds with a Moody’s Aa rating with an outstanding value of at least $50 million to develop the bond yield curve. This reflects over $300 billion in outstanding bonds with approximately 50 issues having maturities in excess of 20 years.

The expected long-term rate of return on plan assets is derived from historical returns for broad asset classes consistent with expectations from a variety of sources.

The significant assumptions affecting benefit obligation and net periodic benefit cost are as follows:

			Other
	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATION AS OF DECEMBER 31:

Discount rate	6.00%	6.10%	6.10%	6.20%
Rate of compensation increase	4.50%	4.50%	4.00%	4.00%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COSTS FOR YEARS ENDED DECEMBER 31:

Sempra Energy Consolidated
Discount rate	6.10%	5.75%	6.20%	5.85%
Expected return on plan assets	7.00%	7.00%	6.88%	6.86%
Rate of compensation increase	(1)	(1)	(2)	(2)

SDG&E
Discount rate	6.10%	5.75%	6.20%	5.85%
Expected return on plan assets	7.00%	7.00%	5.89%	5.50%
Rate of compensation increase	(3)	(3)	N/A	N/A

SoCalGas
Discount rate	6.10%	5.75%	6.20%	5.85%
Expected return on plan assets	7.00%	7.00%	7.00%	7.00%
Rate of compensation increase	(4)	(4)	(5)	(5)
(1)

4.50% for the non-qualified pension plans and 4.00% for the qualified pension plan for SoCalGas’ union participants. An age-based formula is used for all the other qualified pension plans' participants.

(2)	4.00% for the life insurance benefits for SoCalGas’ unions. There are no compensation-based benefits for all the other postretirement benefit plans.
(3)	4.50% for the non-qualified pension plan. An age-based formula is used for the qualified pension plan.
(4)	4.50% for the non-qualified pension plan at SoCalGas and 4.00% for the qualified pension plan union participants. An age-based formula is used for the other qualified pension plan's participants.
(5)	4.00% for the life insurance benefits for SoCalGas’ unions. There are no compensation-based benefits for all other postretirement benefit plans.

Health-Care Cost Trend Rates

Assumed health-care cost trend rates have a significant effect on the amounts that we report for the health-care plan costs. Following are the health-care cost trend rates applicable to our postretirement benefit plans:

	2008	2007
ASSUMED HEALTH-CARE COST
TREND RATES AT DECEMBER 31:
Health-care cost trend rate*	9.44%	9.48%
Rate to which the cost trend rate is assumed to
decline (the ultimate trend)	5.50%	5.50%
Year that the rate reaches the ultimate trend	2014 and 2016**	2014 and 2016**
*	This is the weighted average of the increases for all of our health plans. The rate for these plans ranged from 8.50% to 10.00% in 2008 and 2007.
**	The ultimate trend rate is reached in 2014 for HMOs and 2016 for Anthem Blue Cross Plans.

A one-percent change in assumed health-care cost trend rates would have the following effects:

	Sempra Energy Consolidated		SDG&E		SoCalGas
(Dollars in millions)	1% Increase	1% Decrease	1% Increase	1% Decrease	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health-care benefit cost	$9	$(7)	$--	$--	$9	$(7)

Effect on the health-care component of the accumulated other postretirement benefit obligation	$95	$(77)	$5	$(4)	$89	$(71)

Pension Trust Investment Strategies

Investment Strategy for Sempra Energy’s Pension Trust

Sempra Energy's pension trust includes the pension and other postretirement benefit plans of the Sempra Utilities, except for those other postretirement plans separately described below. The asset allocation for Sempra Energy’s pension trust at December 31, 2008 and 2007 and the target allocation for 2009 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2009	2008	2007
U.S. Equity	45%	42%	45%
Foreign Equity	25	22	25
Fixed Income	30	36	30
Total	100%	100%	100%

Sempra Energy's investment strategy is to stay fully invested to its strategic asset allocation. The equity portfolio is balanced to maintain risk characteristics similar to the Morgan Stanley Capital International (MSCI) 2500 index with respect to industry, sector and market capitalization exposures. The foreign equity portfolios are managed to track the MSCI Europe, Pacific Rim and Emerging Markets indices. Bond portfolios are managed with respect to the Lehman Aggregate Bond Index and Lehman Long Government Credit Bond Index. Other than index weight, the trust does not invest in securities of Sempra Energy.

Investment Strategy for SoCalGas' Other Postretirement Benefit Plans

The asset allocation for SoCalGas' other postretirement benefit plans at December 31, 2008 and 2007 and the target allocation for 2009 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2009	2008	2007
U.S. Equity	70%	61%	75%
Fixed Income	30	39	25
Total	100%	100%	100%

SoCalGas' other postretirement benefit plans are funded by cash contributions from SoCalGas and the retirees. The asset allocation is designed to match the long-term growth of the plans' liabilities. These plans are managed using index funds.

Investment Strategy for SDG&E's Postretirement Health Plans

SDG&E's postretirement health plans that are not included in the pension trust (shown above) pay premiums to health maintenance organization and point-of-service plans from company and participant contributions. SDG&E's investment strategy is to maintain a diversified portfolio of equities and tax-exempt California municipal bonds.

The asset allocation for SDG&E's postretirement health plans at December 31, 2008 and 2007 and the target allocation for 2009 by asset categories are as follows:

	Target	Percentage of Plan
	Allocation	Assets at December 31,
Asset Category	2009	2008	2007
U.S. Equity	25%	28%	25%
Foreign Equity	5	4	5
Fixed Income	70	68	70
Total	100%	100%	100%

Future Payments

We expect to contribute the following amounts to our pension and other postretirement benefit plans in 2009:

(Dollars in millions)	Sempra Energy Consolidated	SDG&E	SoCalGas
Pension plans	$165	$60	$74
Other postretirement benefit plans	46	17	27

The following two tables show the total benefits we expect to pay for the next 10 years to current employees and retirees from the plans or from company assets.

	Sempra Energy Consolidated		SDG&E		SoCalGas
(Dollars in millions)	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
2009	$227	$47	$63	$7	$125	$38
2010	264	51	77	8	154	40
2011	302	55	86	9	171	43
2012	294	59	81	10	167	45
2013	291	63	82	12	175	48
2014-2018	1,430	377	397	72	853	287

The expected future Medicare Part D subsidy payments are as follows:

(Dollars in millions)	Sempra Energy Consolidated	SDG&E	SoCalGas
2009	$3	$--	$2
2010	3	--	2
2011	3	--	3
2012	4	1	3
2013	4	1	3
2014-2018	25	5	19

SAVINGS PLANS

Sempra Energy offers trusteed savings plans to all employees. Participation in the plans is immediate for salary deferrals for all employees except for the union employees at SoCalGas, who are eligible upon completion of one year of service. Subject to plan provisions, employees may contribute from one percent to 25 percent of their regular earnings when they begin employment. After one year of each employee's completed service, Sempra Energy makes matching contributions. Employer contribution amounts and methodology vary by plan, but generally the contributions are equal to 50 percent of the first 6 percent of eligible base salary contributed by employees and, if certain company goals are met, an additional amount related to incentive compensation payments.

Employer contributions are initially invested in Sempra Energy common stock but the employee may transfer the contribution to other investments. Employee contributions are invested in Sempra Energy stock, mutual funds or institutional trusts (the same investments to which employees may direct the employer contributions), which the employee selects. In Sempra Energy plans, employee contributions may also be invested in guaranteed investment contracts. Employer contributions for the Sempra Energy and SoCalGas plans are partially funded by the ESOP referred to below.

Contributions to the savings plans were as follows:

(Dollars in millions)	2008	2007	2006
Sempra Energy Consolidated	$32	$31	$31
SDG&E	13	12	11
SoCalGas	12	12	11

The market value of Sempra Energy common stock held by the savings plans was $700 million and $997 million at December 31, 2008 and 2007, respectively. Sempra Commodities also operated defined contribution plans outside of the United States. The contributions made by Sempra Energy to such plans were $1 million in 2008 (before the formation of RBS Sempra Commodities) and $4 million in each of 2007 and 2006.

EMPLOYEE STOCK OWNERSHIP PLAN

All contributions to the ESOP Trust (described in Note 6) are made by Sempra Energy; there are no contributions made by the participants. As Sempra Energy makes contributions, the ESOP debt service is paid and shares are released in proportion to the total expected debt service. We charge compensation expense and credit equity for the market value of the released shares. Dividends on unallocated shares are used to pay debt service and are applied against the liability. The shares held by the Trust are unallocated and consist of 1.2 million shares of Sempra Energy common stock with a fair value of $50 million at December 31, 2008, and 1.5 million shares with a fair value of $92 million at December 31, 2007.

NOTE 10. SHARE-BASED COMPENSATION

SEMPRA ENERGY EQUITY COMPENSATION PLANS

Sempra Energy has share-based compensation plans intended to align employee and shareholder objectives related to the long-term growth of Sempra Energy. The plans permit a wide variety of share-based awards, including:

▪ non-qualified stock options	▪ stock appreciation rights
▪ incentive stock options	▪ performance awards
▪ restricted stock	▪ stock payments
▪ restricted stock units	▪ dividend equivalents

Eligible Sempra Utilities employees participate in Sempra Energy's share-based compensation plans as a component of their compensation package.

At December 31, 2008, Sempra Energy had the following types of equity awards outstanding:

▪

Non-Qualified Stock Options: Options have an exercise price equal to the market price of the common stock at the date of grant, are service-based, become exercisable over a four-year period, and expire 10 years from the date of grant. Vesting and/or the ability to exercise may be accelerated upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Options are subject to forfeiture or earlier expiration when an employee terminates employment.

▪

Restricted Stock: Substantially all restricted stock vests at the end of a four-year period based on Sempra Energy’s total return to shareholders relative to that of market indices. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Holders of restricted stock have full voting rights. They also have full dividend rights; however, dividends paid on restricted stock held by officers are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock to which the dividends relate.

▪

Restricted Stock Units: Restricted stock units vest at the end of a four-year period based on Sempra Energy’s total return to shareholders relative to that of market indices. If Sempra Energy’s total return to shareholders exceeds the target levels designated in the 2008 Long Term Incentive Plan, up to an additional 50 percent of the number of granted restricted stock units may be issued. If Sempra Energy's total return to shareholders is below the target levels, shares are subject to partial vesting on a pro rata basis. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Dividend equivalents on restricted stock units are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock units to which the dividends relate.

The Sempra Energy 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals (the Plan) authorizes the issuance of up to 302,478 shares of Sempra Energy common stock. In connection with the acquisition of EnergySouth in October 2008, we adopted the Plan to utilize the shares remaining available for future awards under the 2008 Incentive Plan of EnergySouth, Inc. (the Prior Plan). All awards outstanding under the Prior Plan at the time of the acquisition were cancelled, and the holders were paid the merger consideration in accordance with the terms of the merger agreement. The Plan provides for the grant of substantially the same types of share-based awards (other than incentive stock options) that are available under the Sempra Energy 2008 Long Term Incentive Plan.

SHARE-BASED AWARDS AND COMPENSATION EXPENSE

Sempra Energy accounts for share-based awards in accordance with SFAS 123 (revised 2004), Share-Based Payment (SFAS 123(R)). SFAS 123 requires that we measure and recognize compensation expense for all share-based payment awards made to our employees and directors based on estimated fair values. We adopted the provisions of SFAS 123(R) on January 1, 2006, using the modified prospective transition method. In accordance with this transition method, Sempra Energy’s consolidated financial statements for prior periods were not restated to reflect the impact of SFAS 123(R). Under the modified prospective transition method, share-based compensation expense for 2006 includes compensation expense for all share-based compensation awards granted prior to, but for which the requisite service had not yet been performed as of January 1, 2006, based on the fair value estimated in accordance with the original provisions of SFAS 123, Accounting for Stock-Based Compensation (SFAS 123).

Share-based compensation expense for all share-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize compensation costs net of an estimated forfeiture rate (based on historical experience) and recognize the compensation costs for non-qualified stock options and restricted shares on a straight-line basis over the requisite service period of the award, which is generally four years. However, in the year that an employee becomes eligible for retirement, the remaining expense related to the employee's awards is recognized immediately. We account for these awards as equity awards in accordance with SFAS 123(R).

As of December 31, 2008, 7,296,239 shares were authorized and available for future grants of share-based awards. Company practice is to satisfy share-based awards by issuing new shares rather than by open-market purchases.

Total share-based compensation expense for all of Sempra Energy’s share-based awards was comprised as follows:

SHARE-BASED COMPENSATION EXPENSE – SEMPRA ENERGY CONSOLIDATED
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2008	2007	2006
Share-based compensation expense, before income taxes	$44	$45	$42
Income tax benefits	(17)	(17)	(16)
Share-based compensation expense, net of income taxes	$27	$28	$26

Net share-based compensation expense, per common share
Basic	$0.11	$0.11	$0.10
Diluted	$0.11	$0.11	$0.10

Sempra Energy’s capitalized compensation cost was $5 million in 2008 and $3 million in each of 2007 and 2006.

The tax benefits resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for stock option exercises are classified as financing cash flows.

Sempra Energy subsidiaries record an expense for the plans to the extent that subsidiary employees participate in the plans and/or the subsidiaries are allocated a portion of the Sempra Energy plans’ corporate staff costs. Expenses and capitalized compensation cost recorded by SDG&E and SoCalGas were as follows:

SHARE-BASED COMPENSATION – SDG&E AND SOCALGAS
(Dollars in millions)
	Years ended December 31,
	2008	2007	2006
SDG&E
Compensation expense	$8	$6	$7
Capitalized compensation cost	3	2	2
SoCalGas
Compensation expense	$9	$8	$10
Capitalized compensation cost	2	1	1

SEMPRA ENERGY NON-QUALIFIED STOCK OPTIONS

We use a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires us to make certain assumptions about selected model inputs. Expected volatility is calculated based on the historical volatility of Sempra Energy’s stock price. We based the average expected life for options issued in 2008 on the contractual term of the option and expected employee exercise and post-termination behavior. We developed the average expected life for options issued in prior years using the simplified approach in accordance with Securities and Exchange Commission Staff Accounting Bulletin 107 (SAB 107).

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. The weighted-average per-share fair values for options granted were $12.53 in 2008, $13.82 in 2007 and $10.75 in 2006. To calculate these fair values, we use the Black-Scholes model with the following weighted-average assumptions:

	2008	2007	2006
Stock price volatility	19%	21%	23%
Risk-free rate of return	3.6%	4.7%	4.3%
Annual dividend yield	2.0%	2.1%	2.5%
Expected life	6.4 Years	6.2 Years	6.2 Years

The following table shows a summary of the non-qualified stock options as of December 31, 2008 and activity for the year then ended:

NON-QUALIFIED STOCK OPTIONS

	Shares under Option	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2007	6,788,214	$32.61
Granted	783,500	$61.10
Exercised	(683,858)	$25.97		$21
Forfeited/canceled	(35,600)	$54.54
Outstanding at December 31, 2008	6,852,256	$36.42	5.2	$70

Vested or expected to vest,
at December 31, 2008	6,805,507	$36.29	5.2	$70
Exercisable at December 31, 2008	5,042,381	$29.92	4.2	$69

The aggregate intrinsic value at December 31, 2008 is the total of the difference between Sempra Energy’s closing stock price and the exercise price for all in-the-money options. The total fair value of shares vested in the last three years was

▪

$8 million in 2008

▪

$7 million in 2007

▪

$12 million in 2006

The $7 million of total compensation cost related to nonvested stock options not yet recognized as of December 31, 2008 is expected to be recognized over a weighted-average period of 2.3 years.

We received cash from option exercises during 2008 totaling $18 million. The realized tax benefits for the share-based payment award deductions, in addition to the $17 million benefit shown above, totaled $10 million for 2008.

SEMPRA ENERGY RESTRICTED STOCK AWARDS AND UNITS

We use a Monte-Carlo simulation model to estimate the fair value of the restricted stock awards and units. Our determination of fair value is affected by the volatility of the stock price and the dividend yields for Sempra Energy and its peer group companies. The valuation also is affected by the risk-free rates of return, and a number of other variables. Below are key assumptions for Sempra Energy:

	2008	2007	2006
Risk-free rate of return	3.1%	4.6%	4.3%
Annual dividend yield	2.3	2.2	2.6
Stock price volatility	18	19	24

Restricted Stock Awards

A summary of Sempra Energy’s restricted stock awards as of December 31, 2008 and the activity during the year is presented below.

RESTRICTED STOCK AWARDS

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2007	2,758,797	$35.79
Granted	4,002	$43.17
Vested	(1,005,311)	$38.77
Forfeited	(46,500)	$34.81
Nonvested at December 31, 2008	1,710,988	$34.06

The $11 million of total compensation cost related to nonvested restricted stock awards not yet recognized as of December 31, 2008 is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of shares vested in the last three years was

▪

$39 million in 2008

▪

$37 million in 2007

▪

$68 million in 2006

Restricted Stock Units

A summary of Sempra Energy’s restricted stock units as of December 31, 2008 and the activity during the year is presented below.

RESTRICTED STOCK UNITS

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2007	5,400	$62.26
Granted	643,250	$52.80
Vested	--	--
Forfeited	(22,300)	$52.87
Nonvested at December 31, 2008*	626,350	$52.70
*	Additional units may be granted if Sempra Energy exceeds the target shareholder return requirements designated in the 2008 Long Term Incentive Plan.

The $13 million of total compensation cost related to nonvested restricted stock units not yet recognized as of December 31, 2008 is expected to be recognized over a weighted-average period of 3.0 years.

NOTE 11. FINANCIAL INSTRUMENTS

We periodically use interest-rate swap agreements and commodity derivative instruments to moderate our exposure to commodity price changes and interest-rate changes and to lower our overall cost of borrowing.

FAIR VALUE HEDGES

Fair value interest-rate swap hedges at December 31, 2008 and 2007 were:

	December 31, 2008			December 31, 2007
(Dollars in millions)	Notional Debt	Asset	Maturities	Notional Debt	Asset	Maturities
Sempra Energy Consolidated	$450	$24	2010-2011	$450	$11	2010-2011
SoCalGas	150	9	2011	150	2	2011

There has been no hedge ineffectiveness on these swaps. We recorded the market value adjustments since inception of the interest-rate swap hedges as an increase in Fixed-Price Contracts and Other Derivatives (in noncurrent assets as Sundry or in noncurrent liabilities) and a corresponding increase or decrease in Long-Term Debt without affecting net income or other comprehensive income.

Prior to the sale of the commodities-marketing businesses into RBS Sempra Commodities in April 2008, commodity fair value hedges were associated with Sempra Commodities and were recorded as trading instruments.

CASH FLOW HEDGES

Cash flow interest-rate swap hedges at December 31, 2008 and 2007 were:

	December 31, 2008		December 31, 2007
(Dollars in millions)	Notional Debt	Maturities	Notional Debt	Maturities
Sempra Energy Consolidated*	$176	2009	$434	2009-2038
SDG&E*	176	2009	251	2009
SoCalGas	--	--	183	2038
Otay Mesa VIE	--	--	73 - 377	2019
*	Excludes Otay Mesa VIE, which de-designated all cash flow interest-rate hedges in 2008.

Prior to the sale of the commodities-marketing businesses, commodity cash flow hedges were primarily associated with Sempra Commodities and were generally recorded as trading instruments.

In the third quarter of 2005, Sempra Energy entered into derivative transactions to hedge future interest payments associated with forecasted borrowings of $450 million for facilities related to Sempra LNG's Energía Costa Azul project. The swaps expire in 2027. During the second quarter of 2007, we revised our borrowing plans in anticipation of receiving net cash proceeds in connection with the sale of the commodities-marketing businesses. Accordingly, as of June 30, 2007, we reclassified the cash flow hedge gain of $30 million pretax from Accumulated Other Comprehensive Income (Loss) to Other Income (Expense), Net in the Statements of Consolidated Income. In August 2007, we entered into interest-rate swaps with a collective notional value of $450 million to economically offset the original swap instruments.

The following table provides the balances in Accumulated Other Comprehensive Income (Loss), net of income tax, related to all cash flow hedges:

	December 31,
(Dollars in millions)	2008	2007
Sempra Energy Consolidated	$(40)*	$(24)
SDG&E	(1)	(1)
SoCalGas	(24)	1
*	Sempra Energy Consolidated includes accumulated other comprehensive losses of $6 million as part of its equity method investment in RBS Sempra Commodities.

Sempra Energy expects that losses of $7 million, which are net of income tax benefit, that are currently recorded in Accumulated Other Comprehensive Income (Loss) related to these cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings. This excludes amounts related to RBS Sempra Commodities. In connection with the sale of the commodities-marketing businesses, we recognized losses of $35 million, net of income tax, of Sempra Commodities' cash flow hedge balance during 2008.

SDG&E and SoCalGas expect that losses of $1 million and $3 million, respectively, which are net of income tax benefit, that are currently recorded in Accumulated Other Comprehensive Income (Loss) related to these cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings.

HEDGE INEFFECTIVENESS

Following is a summary of the hedge ineffectiveness gains (losses) for Sempra Energy. Information related to the Sempra Utilities is noted separately within the table:

		Years ended December 31,
(Dollars in millions)		2008	2007	2006
Commodity hedges*:
	Cash flow hedges	$(3)	$3	$24
	Fair value hedges	(9)	29	86
	Time value exclusions from hedge assessment	--	192	179
	Total unrealized gains (losses)	(12)	224	289

Interest-rate hedges**:
	Cash flow hedges held by SDG&E***	(1)	(3)	(1)
	Total unrealized losses	(1)	(3)	(1)

	Total ineffectiveness gains (losses)	$(13)	$221	$288
*	For commodity derivative instruments, we record ineffectiveness gains (losses) in Revenues from Sempra Global and Parent on the Statements of Consolidated Income.
**	For interest-rate swap instruments, all companies record ineffectiveness gains (losses) in Other Income (Expense), Net on the Statements of Consolidated Income.
***	The 2008 and 2007 losses include $(1) million and a negligible amount, respectively, associated with Otay Mesa VIE.

For commodity derivative instruments designated as fair value hedges,

▪

the ineffectiveness gains relate to hedges of commodity inventory and include gains that represent the time value of money, which is excluded for hedge assessment purposes.

For commodity derivative instruments designated as cash flow hedges,

▪

the ineffectiveness amounts relate to hedges of natural gas purchases and sales related to transportation and storage capacity arrangements.

These commodity derivative instruments were held by our commodities-marketing businesses. For 2006, the ineffectiveness in commodity derivative instruments also relates to the phase-out of synthetic fuels income tax credits.

In 2007 and 2006, we also reclassified $2 million and $39 million, respectively, of losses from Accumulated Other Comprehensive Income (Loss) due to the expectation that these losses would not be recovered. The gains and losses are included in Revenues from Sempra Global and Parent for Sempra Energy on the Statements of Consolidated Income. These commodity derivative instruments were held by our commodities-marketing businesses.

SEMPRA UTILITIES

At the Sempra Utilities, company policy and regulatory requirements impose limits on the use of derivative instruments. These instruments enable the companies to estimate with greater certainty the effective prices to be received by the companies and the prices to be charged to their customers. SDG&E records realized gains or losses on derivative instruments associated with transactions for electric energy contracts in Cost of Electric Fuel and Purchased Power on the Statements of Consolidated Income. SDG&E and SoCalGas record realized gains and losses on derivative instruments associated with transactions for natural gas contracts in Cost of Natural Gas on the Statements of Consolidated Income. On the Consolidated Balance Sheets, the Sempra Utilities record regulatory assets and liabilities related to unrealized gains and losses from these derivative instruments to the extent derivative gains and losses associated with these derivative instruments will be payable or recoverable in future rates.

SEMPRA COMMODITIES

Prior to the formation of RBS Sempra Commodities in 2008, the carrying values of trading assets and trading liabilities, primarily at Sempra Commodities, were as follows:

(Dollars in millions)	December 31, 2007*
TRADING ASSETS
Trading-related receivables and deposits, net:
Due from trading counterparties	$2,489
Due from commodity clearing organizations and clearing brokers	230
2,719
Derivative trading instruments:
Unrealized gains on swaps and forwards	1,067
OTC commodity options purchased	1,103
2,170
Commodities owned	2,231
Total trading assets	$7,120

TRADING LIABILITIES
Trading-related payables	$2,265
Derivative trading instruments sold, not yet purchased:
Unrealized losses on swaps and forwards	950
OTC commodity options written	722
1,672
Commodities sold with agreement to repurchase	500
Total trading liabilities	$4,437
*	Amounts have been reclassified to reflect the adoption of FASB Staff Position FIN 39-1.

The following table summarizes the counterparty credit quality and exposure for Sempra Commodities, expressed in terms of net replacement value. These exposures are net of collateral in the form of customer margin and/or letters of credit of $1.6 billion at December 31, 2007:

COUNTERPARTY CREDIT QUALITY*
(Dollars in millions)
		December 31, 2007
	Commodity exchanges	$230
	AAA	13
	AA	478
	A	419
	BBB	504
	Below investment grade or not rated	959
	Total	$2,603
*	As determined by rating agencies or by internal models intended to approximate rating agency determinations.

We provide additional disclosure of credit risk and counterparty credit quality with RBS Sempra Commodities in Notes 1 and 6.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of certain of our financial instruments (cash, temporary investments, accounts and notes receivable, dividends and accounts payable, short-term debt and customer deposits) approximate their carrying amounts. The following table provides the carrying amounts and fair values of the remaining financial instruments at December 31:

	2008		2007
	Carrying	Fair	Carrying	Fair
(Dollars in millions)	Amount	Value	Amount	Value
Sempra Energy Consolidated
Investments in affordable housing partnerships[1]	$43	$63	$61	$84
Total long-term debt[2]	6,962	7,013	4,566	4,620
Due to unconsolidated affiliates	102	101	162	170
Preferred stock of subsidiaries[3]	179	149	193	173
SDG&E
Total long-term debt[4]	$2,146	$2,073	$1,960	$1,975
Preferred stock	79	71	93	90
PE/SoCalGas
Total long-term debt[4]	$1,372	$1,333	$1,115	$1,100
PE:
Preferred stock	$80	$59	$80	$66
Preferred stock of subsidiary	20	19	20	17
	$100	$78	$100	$83
SoCalGas:
Preferred stock	$22	$20	$22	$19
[1]	See Note 4.
[2]	Before reductions for unamortized discount of $8 million and $6 million at December 31, 2008 and 2007, respectively.
[3]	At December 31, 2007, $14 million of mandatorily redeemable preferred stock of subsidiaries was included in Other Current Liabilities.
[4]	Before reductions for unamortized discount of $2 million at both December 31, 2008 and 2007.

Sempra Energy

▪

based the fair values of investments in affordable housing partnerships on the present value of estimated future cash flows, discounted at rates available for similar investments; and

▪

estimated the fair values of debt incurred to acquire affordable housing partnerships based on the present value of the future cash flows, discounted at rates available for similar notes with comparable maturities.

All entities based the fair values of the long-term debt and preferred stock on their quoted market prices or quoted market prices for similar securities.

Adoption of FSP FIN 39-1

We adopted FSP FIN 39-1 effective January 1, 2008, which required retroactive application. Each Consolidated Balance Sheet reflects the offsetting of net derivative positions with fair value amounts for cash collateral with the same counterparty when management believes a legal right of setoff exists. As of December 31, 2008, Sempra Energy offset fair value cash collateral receivables and payables against net derivative positions of $63 million and $38 million, respectively. As of December 31, 2007, Sempra Energy offset fair value cash collateral receivables and payables against net derivative positions of $177 million and $1.1 billion, respectively. The fair value of cash collateral that was not offset in the Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007 was $28 million and $27 million, respectively.

The following table provides the amount of fair value of cash collateral receivables that were offset against net derivative positions in the Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007 at the Sempra Utilities:

	December 31,
(Dollars in millions)	2008	2007
SDG&E	$52	$9
SoCalGas	11	--

The following table provides the amount of fair value of cash collateral that was not offset in the Consolidated Balance Sheets as of December 31, 2008 and December 31, 2007 at the Sempra Utilities:

	December 31,
(Dollars in millions)	2008	2007
SDG&E	$21	$6
SoCalGas	7	7

Fair Value Hierarchy

We discuss the valuation techniques we use to measure fair value and the definition of the three levels of the fair value hierarchy, as defined in SFAS 157, in Note 1 under "Fair Value Measurements" and in Note 2 under "FSP FAS 157-3."

The three tables below, by level within the fair value hierarchy, set forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008 and 2007. As required by SFAS 157, we classify financial assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement.  Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities, and their placement within the fair value hierarchy levels.

The fair value of commodity derivative assets and liabilities is determined in accordance with our netting policy, as discussed above under "Adoption of FSP FIN 39-1."

Determining the fair values, shown in the tables below, incorporates various factors required under SFAS 157. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of the risk of our nonperformance on our liabilities.

Our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008 and 2007 in the tables below include the following:

▪

Nuclear decommissioning trusts reflect the assets of SDG&E's nuclear decommissioning trusts, excluding cash balances, as we discuss in Note 7. The trust assets are valued by a third party trustee. The trustee obtains prices from pricing services that are derived from observable data. The trustee monitors the prices supplied by pricing services by validating pricing with other sources of data.

▪

Investments include marketable securities and are primarily priced based on observable interest rates for similar instruments actively trading in the marketplace.

▪

Commodity and other derivative positions, which include other interest-rate management instruments, are entered into primarily as a means to manage price exposures. We use market participant assumptions to price these derivatives. Market participant assumptions include those about risk, and the risk inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

In the third quarter of 2007, the California Independent System Operator (ISO) began the process of allocating congestion revenue rights (CRRs) to load serving entities, including SDG&E. These instruments are included with commodity derivatives and are recorded at fair value based on annual auction prices published by the California ISO. Prior to the ISO auction conducted in November 2008, the CRRs were priced based on discounted cash flows. They are classified as Level 3 and reflected in the Sempra Energy and SDG&E tables below. Changes in the fair value of CRRs are deferred and recorded in regulatory accounts to the extent they are recoverable through rates.

RECURRING FAIR VALUE MEASURES – SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31
	Level 1	Level 2	Level 3	Netting and Collateral	Total
2008*:
Assets:
Nuclear decommissioning trusts**	$421	$148	$--	$--	$569
Investments	1	176	--	--	177
Commodity derivatives	55	76	27	(38)	120
Other derivatives	--	76	--	--	76
Total	$477	$476	$27	$(38)	$942

Liabilities:
Commodity derivatives	$63	$110	$--	$(63)	$110
Other derivatives	--	130	--	--	130
Total	$63	$240	$--	$(63)	$240
2007***:
Assets:
Trading derivatives	$201	$2,943	$446	$(1,197)	$2,393
Commodity trading inventories	--	2,177	--	--	2,177
Nuclear decommissioning trusts**	551	175	--	--	726
Investments	86	6	7	--	99
Commodity derivatives	16	5	7	--	28
Other derivatives	--	40	--	--	40
Total	$854	$5,346	$460	$(1,197)	$5,463

Liabilities:
Trading derivatives	$200	$2,116	$59	$(302)	$2,073
Commodity derivatives	--	9	--	--	9
Other derivatives	--	23	--	--	23
Total	$200	$2,148	$59	$(302)	$2,105
*				On April 1, 2008, the commodities-marketing businesses were sold, as we discuss in Note 3.
**				Excludes cash balances.
***				Amounts have been reclassified to reflect the retrospective application of FSP FIN 39-1.

RECURRING FAIR VALUE MEASURES – SDG&E
(Dollars in millions)
	At fair value as of December 31
	Level 1	Level 2	Level 3	Netting and Collateral	Total
2008:
Assets:
Commodity derivatives	$21	$--	$27	$--	$48
Nuclear decommissioning trusts*	421	148	--	--	569
Short-term investments	--	24	--	--	24
Total	$442	$172	$27	$--	$641

Liabilities:
Commodity derivatives	$52	$24	$--	$(52)	$24
Other derivatives	--	88	--	--	88
Total	$52	$112	$--	$(52)	$112
2007**:
Assets:
Commodity derivatives	$9	$3	$7	$--	$19
Nuclear decommissioning trusts*	551	175	--	--	726
Total	$560	$178	$7	$--	$745

Liabilities:
Trading derivatives	$9	$8	$--	$(9)	$8
Other derivatives	--	20	--	--	20
Total	$9	$28	$--	$(9)	$28
*				Excludes cash balances.
**				Amounts have been reclassified to reflect the retrospective application of FSP FIN 39-1.

RECURRING FAIR VALUE MEASURES – SOCALGAS
(Dollars in millions)
	At fair value as of December 31
	Level 1	Level 2	Level 3	Netting and Collateral	Total
2008:
Assets:
Commodity derivatives	$8	$3	$--	$--	$11
Other derivatives	--	10	--	--	10
Total	$8	$13	$--	$--	$21

Liabilities:
Commodity derivatives	$11	$--	$--	$(11)	$--
2007:
Assets:
Commodity derivatives	$7	$1	$--	$--	$8
Other derivatives	--	5	--	--	5
Total	$7	$6	$--	$--	$13

Trading derivatives in the Recurring Fair Value Measures – Sempra Energy Consolidated table above include OTC unrealized values related to swaps, forwards and options, as well as open, listed exchange transactions. However, exchange transactions, which are cash settled during the life of the transaction, are classified as part of Trading-Related Receivables and Deposits, Net on the Consolidated Balance Sheets. The following table provides a reconciliation of these balances as of December 31, 2007:

	As of December 31, 2007
(Dollars in millions)	Assets	Liabilities
Derivative trading instruments:
Per Consolidated Balance Sheet	$2,170	$1,672
Unrealized revenues for exchange contracts	223	401
Per Recurring Fair Value Measures Table	$2,393	$2,073

The Recurring Fair Value Measures table above does not include certain commodity trading inventories that are carried on a lower-of-cost-or-market basis as of December 31, 2007. The table does include a portion of commodity trading inventories for which fair value hedge accounting is applied. The following table shows a reconciliation of the commodities trading inventories balance as of December 31, 2007:

(Dollars in millions)	December 31, 2007
Commodities owned:
Per Consolidated Balance Sheet	$2,231
Less: Commodities owned, recorded at lower-of-cost-or-market	(54)
Per Recurring Fair Value Measures Table	$2,177

Trading Derivatives and Commodity Trading Inventories

Trading derivatives and commodity trading inventories reflect positions held by Sempra Commodities, prior to the formation of RBS Sempra Commodities in 2008, as we discuss in Note 3. Trading derivatives include exchange-traded derivative contracts and OTC derivative contracts. Exchange-traded derivative contracts, which include futures and exchange-traded options, are generally based on unadjusted quoted prices in active markets and are classified within Level 1.

In addition, certain OTC-cleared options and swap contracts are included in Level 1, as the fair values of these items are based on unadjusted quoted prices in active markets. Some exchange-traded derivatives are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets. In such cases, these exchange-traded derivatives are classified within Level 2.

OTC derivative trading instruments include swaps, forwards, options and complex structures that are valued at fair value and may be offset with similar positions in exchange-traded markets. In certain instances, we may use models to measure the fair value of these instruments. Generally, we use a similar model to value similar instruments. Valuation models use various inputs that include quoted prices for:

▪

similar assets or liabilities in active markets;

▪

identical or similar assets or liabilities in markets that are not active;

▪

other observable inputs for the asset or liability; and

▪

market-corroborated inputs, i.e., inputs derived principally from or corroborated by observable market data by correlation or other means. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Certain OTC derivatives trade in less active markets with a lower availability of pricing information. In addition, complex or structured transactions can introduce the need for internally-developed model inputs that might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

Level 3 Information

The following table set forth reconciliations of changes in the fair value of net trading and other derivatives classified as Level 3 in the fair value hierarchy:

	Sempra Energy Consolidated		SDG&E
	December 31,		December 31,
(Dollars in millions)	2008	2007	2008	2007
Balance as of January 1	$401	$519	$7	$--
Realized and unrealized gains (losses)	(79)	(272)	3	--
Allocated transmission instruments	17	--	17	7
Purchases and issuances	24	154	--	--
Sale of the commodities-marketing businesses	(336)	--	--	--
Balance as of December 31	$27	$401	$27	$7

Change in unrealized gains relating to instruments still held as of December 31	$27	$75	$27	$7

Transfers in and/or out of Level 3 represent existing assets or liabilities that were either:

▪

previously categorized as a higher level for which the inputs to the model became unobservable; or

▪

assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period.

There were no transfers in or out of Level 3 during the periods presented.

Gains and losses (realized and unrealized) for Level 3 recurring items are primarily related to the commodities-marketing businesses and are included in Revenues for Sempra Global and Parent on the Statements of Consolidated Income for the three months ended March 31, 2008 and for the year ended December 31, 2007. With the sale of these businesses on April 1, 2008, Level 3 recurring activity was substantially reduced.

NOTE 12. PREFERRED STOCK

The table below shows the details of preferred stock for SDG&E, PE and SoCalGas.

	Call/
	Redemption	December 31,
	Price	2008	2007
		(in millions)

Subject to mandatory redemption:
SDG&E:
Without par value: $1.7625 Series, 550,000 shares outstanding at December 31, 2007*	$25.00	$--	$14
Sempra Energy - total preferred stock of subsidiary subject to mandatory redemption		$--	$14

Not subject to mandatory redemption:
SDG&E:
$20 par value, authorized 1,375,000 shares:
5% Series, 375,000 shares outstanding	$24.00	$8	$8
4.5% Series, 300,000 shares outstanding	$21.20	6	6
4.4% Series, 325,000 shares outstanding	$21.00	7	7
4.6% Series, 373,770 shares outstanding	$20.25	7	7
Without par value:
$1.70 Series, 1,400,000 shares outstanding	$25.595	35	35
$1.82 Series, 640,000 shares outstanding	$26.00	16	16
Total preferred stock of SDG&E, not subject to mandatory redemption		79	79

Pacific Enterprises:
Without par value, authorized 15,000,000 shares:
$4.75 Dividend, 200,000 shares outstanding	$100.00	20	20
$4.50 Dividend, 300,000 shares outstanding	$100.00	30	30
$4.40 Dividend, 100,000 shares outstanding	$101.50	10	10
$4.36 Dividend, 200,000 shares outstanding	$101.00	20	20
$4.75 Dividend, 253 shares outstanding	$101.00	--	--
Total preferred stock of Pacific Enterprises		80	80

SoCalGas:
$25 par value, authorized 1,000,000 shares:
6% Series, 79,011 shares outstanding		3	3
6% Series A, 783,032 shares outstanding		19	19
Total preferred stock of SoCalGas		22	22
Less: 50,970 shares of the 6% Series outstanding owned by Pacific Enterprises		(2)	(2)
Pacific Enterprises – total preferred stock of subsidiary		20	20

Sempra Energy – total preferred stock of subsidiaries not subject to mandatory redemption		$179	$179
* At December 31, 2007, $14 million was included in Other Current Liabilities. This series was redeemed on January 15, 2008.

The following are the attributes of each company’s preferred stock:

SDG&E

▪

All outstanding series are callable.

▪

The $1.7625 Series had a sinking fund requirement to redeem 50,000 shares at $25 per share in 2007 and all remaining shares in 2008. On January 15, 2007, SDG&E redeemed 100,000 shares, and on January 15, 2008, SDG&E redeemed the remaining 550,000 shares.

▪

The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation value at par.

▪

All outstanding series of SDG&E's preferred stock have cumulative preferences as to dividends.

▪

The no-par-value preferred stock is nonvoting and has a liquidation value of $25 per share plus any unpaid dividends.

▪

SDG&E is authorized to issue 10,000,000 shares of no-par-value preferred stock (both subject to and not subject to mandatory redemption).

SDG&E is currently authorized to issue up to 25 million shares of an additional class of preference shares designated as "Series Preference Stock." The Series Preference Stock is in addition to the Cumulative Preferred Stock, Preference Stock (Cumulative) and Common Stock that SDG&E was otherwise authorized to issue, and when issued would rank junior to the Cumulative Preferred Stock and Preference Stock (Cumulative). The stock’s rights, preferences and privileges would be established by the board at the time of issuance.

PACIFIC ENTERPRISES

▪

Outstanding PE preferred stock is subject to redemption at PE's option at any time with at least 30 days' notice at the applicable redemption price for each series plus any unpaid dividends.

▪

All outstanding series have one vote per share, cumulative preferences as to dividends, and a liquidation value of $100 per share plus any unpaid dividends.

SOCALGAS

▪

None of SoCalGas' outstanding preferred stock is callable.

▪

All outstanding series have one vote per share, cumulative preferences as to dividends and liquidation values of $25 per share plus any unpaid dividends.

SoCalGas currently is authorized to issue 5 million shares of series preferred stock and 5 million shares of preference stock, both without par value and with cumulative preferences as to dividends and with liquidation value. The preference stock would rank junior to all series of preferred stock. Other rights and privileges of the stock would be established by the board of directors at the time of issuance.

NOTE 13. SEMPRA ENERGY - SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

The following table provides the per share computations for income from continuing operations for the years ended December 31. Basic earnings per common share (EPS) is calculated by dividing earnings applicable to common stock by the weighted-average number of common shares outstanding for the year. Diluted EPS includes the potential dilution of common stock equivalent shares that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

EARNINGS PER SHARE COMPUTATIONS

	Years ended December 31,
	2008	2007	2006
Numerator (in millions):
Income from continuing operations	$1,113	$1,125	$1,091
Denominator (in thousands):
Weighted average common shares outstanding for basic EPS	247,387	259,269	256,477
Dilutive effect of stock options and restricted stock awards	3,772	4,735	4,891
Weighted average common shares outstanding for diluted EPS	251,159	264,004	261,368
Earnings per share:
Basic	$4.50	$4.34	$4.25
Diluted	$4.43	$4.26	$4.17

The dilution from common stock options is based on the treasury stock method. Under this method, proceeds based on the exercise price plus unearned compensation and windfall tax benefits or tax shortfalls, as defined by SFAS 123(R), are assumed to be used to repurchase shares on the open market at the average market price for the year. The windfall tax benefits are tax deductions we would receive upon the assumed exercise of stock options in excess of the deferred income taxes we recorded related to the compensation expense on the stock options. Tax shortfalls occur when the assumed tax deductions are less than recorded deferred income taxes. The calculation excludes options for which the exercise price on common stock was greater than the average market price during the year. We had 1,496,500 and 55,800 such stock options outstanding during 2008 and 2007, respectively. We had no options outstanding for which the exercise price on common stock was greater than the average market price during 2006.

During 2007 and 2006, we had 699,600 and 787,600 stock options outstanding, respectively, that were antidilutive because of the unearned compensation and windfall tax benefits included in the assumed proceeds under the treasury stock method. There were no such antidilutive stock options outstanding during 2008.

The dilution from unvested restricted stock awards and units is also based on the treasury stock method. Assumed proceeds equal to the unearned compensation and windfall tax benefits or tax shortfalls related to the awards, as defined by SFAS 123(R), are assumed to be used to repurchase shares on the open market at the average market price for the year. The windfall tax benefits or tax shortfalls are the difference between tax deductions we would receive upon the assumed vesting of restricted stock awards and units and the deferred income taxes we recorded related to the compensation expense on the restricted stock awards and units. We had 1,009 and 850 restricted stock awards and units outstanding that were antidilutive during 2008 and 2006, respectively. There were no such restricted stock awards in 2007.

We are authorized to issue 750,000,000 shares of no-par-value common stock. In addition, we are authorized to issue 50,000,000 shares of preferred stock having rights, preferences and privileges that would be established by the Sempra Energy board of directors at the time of issuance.

Shares of common stock held by the ESOP were 1,177,196, 1,488,046 and 1,683,766 at December 31, 2008, 2007 and 2006, respectively. These shares are unallocated and therefore excluded from the computation of EPS.

Excluding shares held by the ESOP, common stock activity consisted of the following:

COMMON STOCK ACTIVITY

	2008	2007	2006
Common shares outstanding, January 1	261,214,009	262,005,690	257,187,943
Savings plan issuance	--	268,178	807,258
Shares released from ESOP	310,850	195,720	232,650
Stock options exercised	683,858	1,245,696	3,306,937
Restricted stock issuances	4,002	803,706	920,900
Common stock investment plan*	1,508	95,499	352,736
Shares repurchased	(18,841,287)	(3,349,771)	(706,554)
Shares forfeited and other	(48,659)	(50,709)	(96,180)
Common shares outstanding, December 31	243,324,281	261,214,009	262,005,690
* Participants in the Direct Stock Purchase Plan may reinvest dividends to purchase newly issued shares.

Our board of directors has the discretion to determine the payment and amount of future dividends.

COMMON STOCK REPURCHASE PROGRAM

On September 11, 2007, our board of directors authorized the repurchase of additional shares of our common stock provided that the amounts expended for such purposes did not exceed the greater of $2 billion or amounts expended to purchase no more than 40 million shares. Purchases may include open-market and negotiated transactions, structured purchase arrangements, and tender offers.

In April 2008, we entered into a Collared Accelerated Share Acquisition Program under which we prepaid $1 billion to repurchase shares of our common stock to be delivered later in 2008 in a share forward transaction. Our outstanding shares used to calculate earnings per share were reduced by the number of shares repurchased when they were delivered to us, and the $1 billion purchase price was recorded as a reduction in shareholders’ equity upon its prepayment. We received 18,416,241 shares under the program (15,407,961 shares in the second quarter and 3,008,280 shares in the fourth quarter) based on a final weighted average price of $54.30 per share.

This share repurchase program is unrelated to share-based compensation as described in Note 10.

NOTE 14. ELECTRIC INDUSTRY REGULATION

BACKGROUND

California's legislative response to the 2000 - 2001 energy crisis resulted in the California Department of Water Resources (DWR) purchasing a substantial portion of power for California's electricity users. In 2001, the DWR entered into long-term contracts with suppliers, including Sempra Generation, to provide power for the utility procurement customers of each of the California investor-owned utilities (IOUs), including SDG&E. The California Public Utilities Commission (CPUC) allocates the power and its administrative responsibility, including collection of power contract costs from utility customers, among the IOUs. Effective in 2003, the IOUs resumed responsibility for electric commodity procurement above their allocated share of the DWR's long-term contracts.

POWER PROCUREMENT AND RESOURCE PLANNING

Effective in 2003, the CPUC:

▪

directed the IOUs, including SDG&E, to resume electric commodity procurement to cover their net short energy requirements, which are the total customer energy requirements minus supply from resources owned, operated or contracted;

▪

implemented legislation regarding procurement and renewable energy portfolio standards; and

▪

established a process for review and approval of the utilities' long-term resource and procurement plans.

This process is intended to identify anticipated needs for generation and transmission resources in order to support transmission grid reliability and to better serve customers.

Sunrise Powerlink Electric Transmission Line

In December 2008, the CPUC issued a final decision authorizing SDG&E to construct a 500-kilovolt (kV) electric transmission line between the Imperial Valley and the San Diego region (Sunrise Powerlink). This line is designed to provide 1,000 MW of increased import capability into the San Diego area. The decision allows SDG&E to construct the Sunrise Powerlink along a route that would generally run south of the Anza-Borrego Desert State Park. The decision also approves the environmental impact review jointly conducted by the CPUC and the Bureau of Land Management (BLM) and establishes a total project cost cap of $1.883 billion, including approximately $190 million for environmental mitigation costs. In January 2009, the BLM issued its decision approving the project, route and environmental review.

Sunrise Powerlink costs will be recovered in SDG&E's Electric Transmission Formula Rate (described below), where SDG&E must demonstrate to the FERC that such costs were prudently incurred.

The CPUC decision requires SDG&E to adhere to certain commitments it made during the application process, as follows:

▪

not to contract, for any length of term, with conventional coal generators to deliver power via the Sunrise Powerlink;

▪

if any currently approved renewable energy contract that is deliverable via the Sunrise Powerlink fails, to replace it with a viable contract with a renewable generator located in the Imperial Valley; and

▪

voluntarily raise SDG&E's Renewables Portfolio Standard (RPS) goal to 33 percent by 2020.

The decision is subject to rehearing before the CPUC and appeal to the California courts of appeal, or to the California Supreme Court. Rehearing requests were required to be filed with the CPUC on or before January 23, 2009, and parties wishing to appeal must first seek rehearing with the CPUC. The Utility Consumers Action Network and the Center for Biological Diversity/Sierra Club (CBD) timely applied for rehearing. In addition, on January 21, 2009, CBD filed a petition for writ of review of the CPUC decision with the California Supreme Court. The Supreme Court denied that petition on February 18, 2009.

The Sunrise Powerlink route crosses federal land and requires discretionary approvals from the BLM and the United States Forest Service (USFS). The BLM issued a decision approving its segment of the route on January 20, 2009. SDG&E expects the USFS to issue a decision approving its segment of the route in the second quarter of 2009. Both the BLM and the USFS approvals may be the subject of administrative and judicial appeals.

Before construction can begin, additional discretionary agency permits must be obtained, and those permits may be subject to independent legal review. SDG&E expects the Sunrise Powerlink to be in commercial operation in 2012.

Renewable Energy

Pursuant to Senate Bill 107, enacted in September 2006, the California Public Utilities Code requires certain California electric retail sellers, including SDG&E, to deliver 20 percent of their 2010 retail demand from renewable energy sources. The rules governing this requirement, administered by both the CPUC and the California Energy Commission, are generally known as the Renewables Portfolio Standard (RPS) Program.

In February 2008, the CPUC issued a decision defining flexible compliance mechanisms that can be used to meet the RPS Program goals in 2010 and beyond, including clarifying rules within which insufficient transmission is a permissible reason for failing to satisfy the RPS Program goals. While SDG&E believes it will be able to comply with the RPS Program requirements based on its contracting activity and application of the flexible compliance mechanisms, it is possible that SDG&E could be penalized, though we cannot know the amount that would be imposed.

SDG&E continues to aggressively secure renewable energy supplies to achieve the RPS Program goals. A substantial number of these supply contracts, however, are contingent upon many factors, including:

▪

access to electric transmission infrastructure (including SDG&E's Sunrise Powerlink transmission line);

▪

timely regulatory approval of contracted renewable energy projects;

▪

the renewable energy project developers' ability to obtain project financing and permitting; and

▪

successful development and implementation of the renewable energy technologies.

While CPUC approval was received for the Sunrise Powerlink project in December 2008, due to the extended regulatory review period, SDG&E does not expect the Sunrise Powerlink transmission line to be in operation until 2012, too late to provide transmission capability to meet the RPS Program requirements for 2010 and 2011. Consequently, it is unlikely that SDG&E will be able to meet the RPS Program delivered-energy goal for those years. Without the application of the flexible compliance mechanisms, SDG&E's failure to attain the 20-percent goal in 2010, or any subsequent years' goals, could subject it to CPUC-imposed penalties of 5 cents per kilowatt hour of renewable energy under-delivery up to a maximum penalty of $25 million per year.

Miramar II Peaking Plant

In January 2009, the CPUC issued a final decision approving SDG&E's application to construct a natural gas-fired peaking plant in San Diego (Miramar II), next to an existing SDG&E peaking plant. Miramar II is currently estimated to cost $57 million and will have a capacity of 46.5 MW. SDG&E will own and operate the plant. SDG&E expects the plant to be in operation by mid-2009.

Solar Photovoltaic Program

In July 2008, SDG&E filed an application with the CPUC proposing to install solar photovoltaic panels in the San Diego area. These panels could potentially generate approximately 50 MW of direct current power (approximately equivalent to 35 MW of power to the electric grid). We estimate the cost of the program to be $250 million. A CPUC decision is expected in the third quarter of 2009. If approved, we expect the program to be completed in 2013.

Long-Term Procurement Plan

In December 2007, SDG&E exercised its option to acquire the El Dorado power plant in 2011 at Sempra Generation's net book value. We estimate that the net book value at the date of acquisition will be approximately $189 million.

San Onofre Nuclear Generating Station (SONGS)

SONGS is jointly owned by Southern California Edison (Edison) (78.21%), SDG&E (20%) and the city of Riverside (1.79%). In September 2008, as part of Edison's 2009 General Rate Case, SDG&E requested a $116.2 million base revenue requirement for 2009 (a $10.2 million increase) to recover costs for its 20-percent ownership in SONGS. SDG&E also requested $13.2 million for its share of SONGS refueling outage expenses (per refueling outage) in 2009, a decrease of $2.7 million. The CPUC issued draft and alternate decisions in November 2008, and SDG&E expects the final CPUC decision in the first quarter of 2009. Until a final decision is approved, SDG&E has received approval from the CPUC to track the change in SONGS-related revenue requirement from January 1, 2009 through the effective date of the final decision.

Edison is in the process of replacing the steam generators at SONGS. Project completion is expected in 2010 and 2011 for Units 2 and 3, respectively. Total estimated capital expenditure for the project, in 2004 dollars, is $671 million, excluding AFUDC. SDG&E's current expected share is $169 million, of which $51 million has been incurred through December 31, 2008, and there are $60 million of firm commitments at December 31, 2008. In 2006, the CPUC approved SDG&E's participation in the replacement project as well as providing SDG&E with full recovery of current operating and maintenance costs via balancing account treatment effective January 1, 2007.

Spent Nuclear Fuel

SONGS owners are responsible for interim storage of spent nuclear fuel generated at SONGS until the DOE accepts it for final disposal. Spent nuclear fuel has been stored in the SONGS Units 1, 2 and 3 spent fuel pools and in the independent spent fuel storage installation (ISFSI). Movement of all Unit 1 spent fuel to the ISFSI was completed in 2005.

▪

Spent fuel for Unit 2 is being stored in both the Unit 2 spent fuel pool and the ISFSI.

▪

Spent fuel for Unit 3 is being stored in both the Unit 3 spent fuel pool and the ISFSI.

Construction of a second ISFSI pad to be completed in 2009 will provide sufficient storage capacity to allow for the continued operation of SONGS through 2022.

Electric Transmission Formula Rate

Effective July 1, 2007, SDG&E recovers its annual transmission capital investment at a return on equity (ROE) of 11.35 percent, an increase from the previous authorized ROE of 11.25 percent. In May 2007, the FERC approved a formula rate mechanism that allows SDG&E to recover the cost of owning and operating its transmission system through annual informational filings with revised rates effective September 1 of each year. In August 2008, SDG&E made such a filing with the FERC, increasing SDG&E's transmission revenue requirement by $85 million, or 40%, effective September 1, 2008, for a twelve-month period. SDG&E’s formula rate mechanism remains in effect through August 2013.

NOTE 15. OTHER REGULATORY MATTERS

GENERAL RATE CASE (GRC)

The CPUC uses a general rate case proceeding to determine the Sempra Utilities' reasonable level of costs and to set rates sufficient to allow the Sempra Utilities to recover their costs and realize an acceptable rate of return on their investment.

In July 2008, the CPUC issued its final decision in both SoCalGas' and SDG&E's 2008 General Rate Case (2008 GRC). The decision adopted the test-year 2008 revenue requirements, effective retroactive to January 1, 2008. It also adopted the post-test year revenue requirements that were included in settlement agreements filed with the CPUC. These settlement agreements were with various groups representing the interests of ratepayers and other constituents.

The CPUC decision:

▪

increased the 2008 annual revenue requirement as compared to 2007 by $59 million for SoCalGas and $138 million for SDG&E;

▪

provides average annual increases of approximately $52 million (3%) for SoCalGas and $43 million (3%) for SDG&E, in each of the post-test years' (2009 through 2011) revenue requirements;

▪

established a GRC period of four years (2008-2011); and

▪

excludes any earnings cap or earnings sharing during the GRC period.

SDG&E and SoCalGas will file their next GRC applications in December 2010 for test year 2012.

UTILITY INCENTIVE MECHANISMS

The CPUC applies performance-based measures and incentive mechanisms to all California utilities. Under such measures or mechanisms, the Sempra Utilities have income potential above authorized base margins if they achieve or exceed specific performance and operating goals, rather than relying solely on expanding utility plant to increase earnings. Generally, for performance-based awards, if performance is above or below specific benchmarks, the utility is eligible for financial awards or subject to financial penalties. There are four general areas that operate under an incentive structure:

▪

employee safety

▪

energy efficiency programs

▪

natural gas procurement

▪

natural gas unbundled storage and system operator hub services

Incentive awards are included in our earnings when we receive the CPUC's approval of the award, if applicable. All award amounts discussed below are on a pretax basis.

Employee Safety

The CPUC determines operational incentives and the associated benchmarks as a component of a general rate case or cost of service decision. The operational performance incentives in effect for fiscal years 2008 through 2011 were established as part of the CPUC's final decision in the 2008 GRC. This decision adopted modified performance measures for customer satisfaction and employee safety for both SDG&E and SoCalGas, and electric reliability for SDG&E. The Sempra Utilities reviewed these modified measures and filed their response in September 2008, accepting the safety performance measure but rejecting the electric reliability and customer satisfaction measures, as allowed by the GRC decision. As a result, effective in 2008, the Sempra Utilities are no longer eligible for awards or subject to penalties for electric reliability and customer satisfaction.

During the second quarter of 2008, the Sempra Utilities received CPUC approval for their 2007 Operational Performance incentive awards of $10 million for SDG&E and $2 million for SoCalGas. The Sempra Utilities plans to submit their employee safety results and incentive award claims in May 2009 for performance in 2008.

Energy Efficiency

Energy efficiency awards are determined under an incentive mechanism established by the CPUC that applies to the Sempra Utilities' performance over a three-year (2006 – 2008) energy efficiency program period. In December 2008, the CPUC approved energy efficiency awards of $10.8 million for SDG&E and $5.2 million for SoCalGas for 2006 and 2007 energy efficiency results. The awards were based on initial reports of energy efficiency results submitted by the Sempra Utilities and are net of a holdback of 65%. None, some or all of the holdback may be awarded to the Sempra Utilities after the CPUC staff completes its final verification of the energy efficiency results.

In accordance with the mechanism, the Sempra Utilities plan on filing in the first quarter of 2009 for their energy efficiency awards for 2008 results.

Natural Gas Procurement

Beginning April 1, 2008, the SDG&E and SoCalGas core natural gas supply portfolios were combined, and SoCalGas now procures natural gas for SDG&E's core natural gas customers' requirements. All SDG&E assets associated with its core natural gas supply portfolio were transferred or assigned to SoCalGas. Accordingly, SDG&E’s incentive mechanism for natural gas procurement awards or penalties ended as of the effective date of the combination of the core natural gas supply portfolios, and SoCalGas' gas cost incentive mechanism (GCIM) is applied on the combined portfolio basis going forward.

In January 2008, the CPUC approved a SoCalGas GCIM award of $9 million for its core natural gas procurement activities for the 12-month period ended March 31, 2007. In November 2008, SDG&E received approval of a $2.2 million natural gas procurement incentive award for the final eight-month period ended March 31, 2008.

In January 2009, the CPUC approved a SoCalGas GCIM award of $6.5 million for core natural gas procurement activities in the 12-month period ended March 31, 2008, which will be recorded in the first quarter of 2009.

Unbundled Gas Storage and System Operator Hub Services

The CPUC issued a final decision in December 2008 adopting an uncontested settlement agreement in Phase I of the Sempra Utilities' Biennial Cost Allocation Proceeding (BCAP). The settlement agreement will be in effect for six years (2009 through 2014) and resolves a number of storage-related issues. It also provides that the annual net revenues (revenues less allocated service costs) from the unbundled storage and system operator hub services programs be split between ratepayers and shareholders on a graduated basis. The prior mechanism provided a 50/50 split of the net revenues (2007 and prior) between ratepayers and shareholders. The mechanism requires that:

▪

the first $15 million of net revenue be shared 90 percent ratepayer/10 percent shareholder;

▪

the next $15 million shared 75 percent ratepayer/25 percent shareholder; and

▪

all additional net revenues shared 50 percent ratepayer/50 percent shareholder.

There is a total annual shareholder cap of $20 million (pretax).

COST OF CAPITAL

The cost of capital proceeding determines the Sempra Utilities' authorized capital structure and the authorized rate of return that the Sempra Utilities may earn on their electric and natural gas distribution and electric generation assets.

SDG&E

In May 2007, SDG&E filed an application with the CPUC seeking to update its cost of capital, authorized ROE, and debt/equity ratios. In December 2007, the CPUC issued a final decision increasing SDG&E’s authorized ROE from 10.7 percent to 11.1 percent effective January 1, 2008, and maintaining SDG&E's current capital structure of:

▪

49.00 percent common equity

▪

5.75 percent preferred equity

▪

45.25 percent long-term debt

As a result, SDG&E’s authorized return on rate base (ROR) was 8.40 percent effective January 1, 2008.

In May 2008, the CPUC issued a decision establishing a uniform, multi-year cost of capital mechanism for SDG&E that will replace its existing cost of capital mechanism. The new mechanism requires a full cost of capital application every third year, with the first full application to be filed in April 2010 for test year 2011. If there were significant changes in the bond market between test years, ROE would automatically be adjusted. In any year where the difference between the current 12-month October-September average Moody's utility bond rates and the established benchmark (currently 6.02%) exceeds a 100-basis point trigger, an automatic adjustment to SDG&E's ROE would be made through an October 15 advice letter to become effective on January 1 of the following year. No change in ROE has been triggered for calendar year 2009. There is no provision for capital structure adjustment outside of the test year, but an adjustment may be permitted if credit ratings change in mid-cycle. The decision also allows an adjustment outside of the mechanism process if an extraordinary or catastrophic event occurs that has a material impact.

SoCalGas

SoCalGas' authorized ROE is 10.82 percent and its ROR is 8.68 percent. These rates continue to be effective until market interest-rate changes are large enough to trigger an automatic adjustment or until the CPUC orders a periodic review. SoCalGas' current authorized capital structure is

▪

48.0 percent common equity

▪

6.4 percent preferred equity

▪

45.6 percent long-term debt

2008 BIENNIAL COST ALLOCATION PROCEEDING (BCAP)

The purpose of the BCAP is to adopt a new forecast of natural gas demand to allocate costs and set rates to enable the Sempra Utilities to recover their natural gas distribution costs.

In August 2006, SDG&E, SoCalGas and Edison jointly filed an application with the CPUC seeking its approval of a series of revisions to the natural gas operations and service offerings of the Sempra Utilities. The CPUC issued a final decision in December 2007 approving some, but not all, of the proposals and deferring a number of issues to the Sempra Utilities’ BCAP where they could be addressed more fully. As discussed above, under "Unbundled Gas Storage and System Operator Hub Services," the parties reached a settlement agreement on a majority of the storage-related issues and the CPUC issued its final decision approving the uncontested settlement in December 2008.

The settlement agreement will allow SoCalGas to invest in certain underground natural gas storage replacement and expansion projects. These projects ultimately could add an estimated 145 million cubic feet per day (MMcfd) of storage injection capacity and approximately 7 billion cubic feet (Bcf) of inventory capacity. The cost of these investments is estimated at $250 million. This investment would be incremental to the capital authorized in the 2008 GRC and would be treated like existing storage assets, providing an additional earnings opportunity through the resulting increase in SoCalGas' rate base in combination with the unbundled storage revenue described in "Unbundled Gas Storage and System Operator Hub Services" above.

NATURAL GAS MARKET OIR

The CPUC considered natural gas market issues, including market design and infrastructure requirements, as part of its Natural Gas Market Order Instituting Rulemaking (OIR). In September 2006, a final decision in Phase II of this proceeding was issued. This decision reaffirmed the adequacy of the capacity of the SoCalGas and SDG&E systems to meet then-current and forecasted demand. Among other things, this decision established revised natural gas quality standards that apply to all natural gas supplies entering the SoCalGas and SDG&E systems, including new supplies of regasified liquefied natural gas. The South Coast Air Quality Management District and the City of San Diego (jointly with Ratepayers for Affordable Clean Energy) filed petitions for review in the California Court of Appeal and the California Supreme Court challenging the CPUC's September 2006 decision. In November 2007, the Court of Appeal determined that the California Supreme Court had exclusive jurisdiction over the petitions for review. In July 2008, the California Supreme Court denied the petitions for review, thereby affirming the CPUC's decision in all respects.

ADVANCED METERING INFRASTRUCTURE

In April 2007, the CPUC approved SDG&E's request to install advanced meters with integrated two-way communications functionality, providing a home area network for all customers, including remote disconnect for the majority of residential customers. SDG&E estimates expenditures for this project of $572 million (including approximately $500 million in capital investment). This project involves replacing 1.4 million electric meters and 900,000 natural gas meters throughout SDG&E’s service territory. Based on the evaluation of an initial installation of 4,500 meters, SDG&E plans to begin full-scale deployment in the second quarter of 2009, with completion by the end of 2011.

In September 2008, SoCalGas filed an application with the CPUC for approval to upgrade approximately six million natural gas meters with an advanced metering infrastructure at an estimated cost of $1.1 billion (including approximately $900 million in capital investment). A final CPUC decision is expected late in 2009. If approved as scheduled, installation of the meters is expected to begin in 2011 and continue through 2015.

GREENHOUSE GAS REGULATION

Legislation was enacted in 2006, including California Assembly Bill 32 (AB 32) and California Senate Bill 1368, mandating reductions in greenhouse gas emissions. The California Air Resources Board (CARB) is the lead agency in developing a plan to meet these requirements and is in the process of developing rules and market mechanisms that will be implemented on January 1, 2012. The CPUC and California Energy Commission are also in the process of making recommendations to the CARB regarding the rules that should apply for the electricity and natural gas sectors. The CARB's formal AB 32 Scoping Plan was adopted in December 2008.

These legislative mandates could affect costs and growth at the Sempra Utilities and at Sempra Generation's power plants. Any cost impact at the Sempra Utilities is expected to be recoverable through rates. As discussed in Note 16 under "Environmental Issues," compliance with this and similar legislation could adversely affect Sempra

Generation. However, such legislation may also present growth opportunities for Sempra Generation because of an increasing preference for natural gas and renewables for electric generation, as opposed to other sources.

NOTE 16. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

We record reserves for legal proceedings in accordance with SFAS 5, Accounting for Contingencies. At December 31, 2008, Sempra Energy's reserves for unresolved legal proceedings, on a consolidated basis, were $53 million. At December 31, 2008, SDG&E and SoCalGas had reserves for unresolved legal proceedings of $31 million and $12 million, respectively. RBS Sempra Commodities assumed litigation reserves related to Sempra Commodities, however, we have indemnified RBS should the liabilities from the final resolution of these matters be greater than the reserves.

The uncertainties that exist in legal proceedings make it difficult to estimate with reasonable certainty the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from insured or reserved amounts and could materially adversely affect our business, cash flows, results of operations, and financial condition.

SDG&E 2007 Wildfire Litigation

In October 2007, San Diego County experienced catastrophic wildfires. In July 2008, the California Department of Forestry and Fire Protection (Cal Fire) issued investigation reports stating that two fires (the Witch and Rice fires) were SDG&E "power line caused" and that a third fire (the Guejito fire) occurred when a wire securing a Cox Communications' fiber optic cable came into contact with an SDG&E power line "causing an arc and starting the fire." Cal Fire states that the Rice fire burned approximately 9,500 acres and damaged 206 homes and two commercial properties. The reports indicate that the Witch and Guejito fires merged and eventually burned approximately 198,000 acres, resulted in two fatalities, injured approximately 40 firefighters and destroyed approximately 1,141 homes. Cal Fire is still investigating the perimeters of these two fires to determine the damages associated with each fire. In September 2008, the Consumer Protection and Safety Division of the California Public Utilities Commission issued a staff investigative report reaching substantially the same conclusions as the Cal Fire reports. However, the staff report also opines that the power lines involved in the Witch and Rice fires and the lashing wire involved in the Guejito fire were not properly designed, constructed and maintained as required by commission rules. In November 2008, the Commission initiated an investigation to determine whether SDG&E and Cox Communications violated any rules or regulations in connection with the fires.

Approximately 100 lawsuits, some of which seek class action certification, have been filed against SDG&E and Sempra Energy in San Diego County Superior Court seeking to recover damages in unspecified amounts, including punitive damages and other costs associated with the three fires. Plaintiffs include owners and insurers of properties that were damaged or destroyed and public entities seeking recovery of firefighting costs. They assert various bases for recovery, including inverse condemnation based upon a California Court of Appeal decision finding that another California investor-owned utility was subject to strict liability, without regard to foreseeability or negligence, for damages resulting from a wildfire ignited by power lines. SDG&E has filed cross-complaints against Cox Communications seeking indemnification for any liability that SDG&E may incur that relates to the Guejito fire.

By January 2009, insurers representing 92 percent of the total California homeowner insurance market have paid out approximately $1.4 billion on more than 18,000 claims relating to the three fires. These include claims for approximately 900 of the 1,300 houses, mobile homes, and apartment units identified in public records as having been destroyed by the three fires. The litigation includes additional claims for uninsured and underinsured structures, firefighting costs, business interruption, evacuation expenses, agricultural damage, and personal injuries. The wildfire litigation, including any appeals, could take a number of years to be resolved in light of the complexity of the matters and the large number of parties and claims involved. If SDG&E’s ultimate liability were to exceed its $1.1 billion of liability insurance coverage, SDG&E would request authorization from the FERC and CPUC to recover the excess amounts in utility rates. The company is unable to predict the degree of success SDG&E may have in pursuing such requests or the timing of any recovery.

DWR Contract

In February 2002, the California Energy Oversight Board (CEOB) and the CPUC filed challenges at the Federal Energy Regulatory Commission (FERC) to the DWR's contracts with Sempra Generation and other power suppliers. After the FERC upheld the contracts in 2003, the CEOB and CPUC appealed to the U.S. Court of Appeals for the Ninth Circuit (Ninth Circuit Court of Appeals), challenging the FERC's application of the Mobile-Sierra doctrine's "public interest" standard of review to the contracts without having first determined that the contracts met a more rigorous "just and reasonable" standard of review. In June 2008, the United States Supreme Court (Supreme Court) ruled that the FERC was correct to apply the Mobile-Sierra doctrine (which presumes that contract rates are just and reasonable) absent a demonstration that one of the contracting parties' unlawful manipulation of the market directly affected the rates. The Supreme Court ruled that the FERC should clarify its findings on this issue and consider whether the contract rates seriously harm the public interest.

At various times since the contract's inception, Sempra Generation and the DWR have also had disputes regarding the meaning of terms and performance of their agreement under which Sempra Generation sells electricity to the DWR. In 2002, in a state civil action, the DWR sought to void its contract with Sempra Generation, seeking damages, injunctive and declaratory relief, and $100 million in punitive damages. The DWR claims that Sempra Generation misrepresented its intention and ability to construct a temporary phase of one power project and, alternatively, breached its contract by failure to construct and deliver power from that phase. In June 2005, the California Court of Appeal reversed a previous summary judgment in favor of Sempra Generation. The Court concluded that the contract language was ambiguous and presented triable issues of material fact that must be addressed by further evidence and proceedings. The case was sent back to the trial court. In January 2007, the DWR added additional claims for fraud and breach of contract. In June 2008, the California Court of Appeal upheld the trial court's denial of Sempra Generation's motion to compel the DWR to arbitrate its new claims. The case was returned to the San Diego Superior Court for further proceedings. The case is scheduled for a jury trial in May 2009.

In February 2006, the DWR began an additional arbitration against Sempra Generation related to the manner in which Sempra Generation schedules its Mexicali plant. The DWR sought $100 million in damages and an order terminating the contract. Arbitration hearings were held in November 2008 and on January 16, 2009, the arbitration panel issued a decision denying all of the DWR's claims.

In September 2008, the DWR initiated another arbitration proceeding against Sempra Generation, alleging that Sempra Generation had breached the parties’ agreement in various operational respects, and violated the order issued by the first arbitration panel relating to the amount refunded to the DWR and the manner in which Sempra Generation operates. The DWR seeks $60 million in damages and an order terminating the contract.

FERC Refund Proceedings

The FERC is investigating prices charged by various electric suppliers to buyers in the California Power Exchange (PX) and Independent System Operator (ISO) markets. In December 2002, a FERC Administrative Law Judge (ALJ) issued preliminary findings indicating that the PX and ISO owe power suppliers $1.2 billion for the October 2, 2000 through June 20, 2001 period. This amount is the $3.0 billion that the California PX and ISO still owe energy companies less $1.8 billion that the energy companies charged California customers in excess of the preliminarily determined competitive market clearing prices. In March 2003, the FERC adopted its ALJ's findings, but changed the calculation of the refund by basing it on a different benchmark of natural gas prices. This change would increase the refund obligations from $1.8 billion to more than $3 billion for the same time period.

Various parties, including Sempra Commodities, appealed the FERC's order to the Ninth Circuit Court of Appeals. In August 2006, the Court of Appeals held that the FERC had properly established October 2, 2000 through June 20, 2001 as the refund period and had properly excluded certain short-term bilateral transactions between sellers and the DWR from the refund proceedings. However, the court also held that the FERC erred in excluding certain multi-day transactions from the refund proceedings. Finally, while the court upheld the FERC's decision not to extend the refund proceedings to the summer period (prior to October 2, 2000), it found that the FERC should have considered other remedies for tariff violations that are alleged to have occurred prior to October 2, 2000. The Ninth Circuit

Court of Appeals returned the matter to the FERC for further proceedings. In November 2007, Sempra Commodities and other entities filed requests for rehearing of the Ninth Circuit Court of Appeals’ August 2006 decision.

In August 2007, the Ninth Circuit Court of Appeals issued a decision reversing and remanding FERC orders declining to provide refunds in a related proceeding regarding short-term bilateral sales up to one month in the Pacific Northwest. The court found that some of the short-term sales between the DWR and various sellers (including Sempra Commodities) that had previously been excluded from the refund proceeding involving sales in the ISO and PX markets in California, were within the scope of the Pacific Northwest refund proceeding. In December 2007, Sempra Commodities and other sellers filed requests for rehearing of the Ninth Circuit Court of Appeals’ August 2007 decision. On remand, the FERC could order refunds for short-term sales to the DWR in the Pacific Northwest refund proceeding.

In a separate complaint filed with the FERC in 2002, the California Attorney General challenged the FERC's authority to establish a market-based rate system and also contended that even if such a system were valid, electricity sellers had failed to comply with the FERC's quarterly reporting requirements. The Attorney General requested that the FERC order refunds from suppliers. The FERC dismissed the complaint and instead ordered sellers to restate their reports. After an appeal by the California Attorney General, the Ninth Circuit Court of Appeals upheld the FERC's authority to establish a market-based rate system, but stated that failure to file transaction-specific quarterly reports gave the FERC authority to order refunds with respect to jurisdictional sellers. The Supreme Court has declined further review of the Ninth Circuit Court of Appeals' order. On remand, the FERC could order refunds or disgorgement of profits for periods in addition to those covered by its prior refund orders.

RBS Sempra Commodities has reserves for the estimated refund liability that reflect its estimate of the effect of the FERC's revision of the benchmark prices it will use to calculate refunds and other refund-related developments. Pursuant to the agreements related to the formation of RBS Sempra Commodities, we have indemnified RBS related to these proceedings should the liability from the final resolution be greater than the reserves.

FERC Manipulation Investigation

The FERC has separately investigated whether there was manipulation of short-term energy markets in the western United States that would constitute violations of applicable tariffs and warrant disgorgement of associated profits. In this proceeding, the FERC's authority is not limited to the periods relevant to the refund proceeding. In May 2002, the FERC ordered all energy companies engaged in electric energy trading activities to state whether they had engaged in various specific trading activities in violation of the PX and ISO tariffs.

In June 2003, the FERC ordered a number of entities, including Sempra Commodities, to show why they should not disgorge profits from certain transactions between January 1, 2000 and June 20, 2001 that are asserted to have constituted gaming and/or anomalous market behavior under the California ISO and/or PX tariffs. In October 2003, Sempra Commodities agreed to pay $7.2 million in full resolution of these investigations. That liability was recorded as of December 31, 2003. The Sempra Commodities settlement was approved by the FERC in August 2004. Certain California parties sought rehearing of this order, which the FERC largely denied in November 2008. The California parties have appealed the FERC's orders to the Ninth Circuit Court of Appeals.

Other Litigation

Sempra Energy and several subsidiaries, along with three oil and natural gas companies, the City of Beverly Hills, and the Beverly Hills Unified School District, are defendants in a toxic tort lawsuit filed in Los Angeles County Superior Court by approximately 1,000 plaintiffs. This lawsuit claims that various emissions resulted in cancer or fear of cancer. We have submitted the case to our insurers, who have reserved their rights with respect to coverage. In November 2006, the court granted the defendants' summary judgment motions based on lack of medical causation for the 12 initial plaintiffs scheduled to go to trial first. The court also granted summary judgment excluding punitive damages. The court has stayed the case as to the remaining plaintiffs pending the appeal of the rulings.

In 1998, we converted our traditional pension plans (other than the SoCalGas union employee plan) to cash balance plans. In July 2005, a lawsuit was filed against SoCalGas in the U.S. District Court for the Central District of California alleging that the conversion unlawfully discriminated against older employees and failed to provide required disclosure of a reduction in benefits. In October 2005, the court dismissed three of the four causes of action and, in March 2006, dismissed the remaining cause of action. Plaintiffs appealed to the Ninth Circuit Court of

Appeals and, in August 2008, the court affirmed the dismissal of three of the four causes of action and reversed the District Court’s dismissal of the remaining cause of action. In November 2008, the Ninth Circuit Court of Appeals denied plaintiffs' request for rehearing.

We are also defendants in ordinary routine litigation incidental to our businesses, including personal injury, product liability, property damage and other claims. California juries have demonstrated an increasing willingness to grant large awards, including punitive damages, in these cases.

Resolved Matters

We have accrued liabilities for resolved matters of:

▪

$380 million at Sempra Energy Consolidated

▪

$32 million at SDG&E

▪

$64 million at SoCalGas

These amounts are for settlements related to certain litigation arising out of the 2000 – 2001 California energy crisis.

The following is a description of specific litigation settlements.

Continental Forge Settlement

The Continental Forge class-action and individual antitrust and unfair competition lawsuits in California and Nevada alleged that Sempra Energy and the Sempra Utilities unlawfully sought to control natural gas and electricity markets. The detailed terms of these settlements were reported previously, and are summarized as follows:

▪

In January 2006, in order to settle the California and Nevada litigation, we agreed to make cash payments in installments totaling $377 million. Of this amount, $347 million relates to the California Continental Forge and California class action price reporting litigation, and $30 million relates to the Nevada Continental Forge litigation. In March 2007, Sempra Energy and the Sempra Utilities entered into a separate settlement agreement with the City of Los Angeles resolving all of its claims in the Continental Forge litigation in return for payment of $8.5 million.

▪

Additional consideration for the January 2006 California settlement includes an agreement that Sempra LNG would sell to the Sempra Utilities, subject to annual CPUC approval, regasified liquefied natural gas (LNG) for a period of 18 years beginning in 2011 at the California border index price minus $0.02 per million British thermal units (MMBtu). Also, Sempra Generation voluntarily would reduce the price that it charges for power and limit the locations at which it would deliver power under its DWR contract. Based on the expected contractual power deliveries, this discount would have a potential value of $300 million over the remaining term of the contract.

▪

Under the terms of the January 2006 settlements, $83 million was paid in August 2006, $83 million was paid in August 2007, and $25.8 million was paid in August 2008. Installments of $24.8 million will be paid on each successive anniversary of the closing date (August 2008) through the seventh anniversary of the closing date. Under the terms of the City of Los Angeles settlement, $8.5 million was paid in April 2007. A portion of the reserves was discounted at 7 percent, the rate specified for prepayments in the settlement agreement. For payments not addressed in the agreement, 6 percent was used to approximate our average cost of financing.

▪

In September 2006, the Clark County District Court approved the Nevada settlement. In July 2008, the California Attorney General and the DWR dismissed their appeal of the July 2006 San Diego County Superior Court order approving the California settlement, and all of the settlements became final in August 2008. The reserves recorded for the settlements in 2005 fully provide for the present value of both the cash amounts to be paid in the settlements and the price discount to be provided on electricity to be delivered under the DWR contract by Sempra Generation.

Natural Gas Cases

In April 2003, Sierra Pacific Resources and its utility subsidiary Nevada Power filed a lawsuit in the U.S. District Court in Nevada against major natural gas suppliers, including Sempra Energy, the Sempra Utilities and Sempra Commodities. The lawsuit claimed that the defendants conspired to manipulate and inflate the prices that Nevada Power had to pay for its natural gas by 1) preventing the construction of natural gas pipelines to serve Nevada and other Western states, and 2) reporting artificially inflated prices to trade publications. In December 2008, we paid $700,000 to settle the case, which has now been dismissed.

Five cases against Sempra Energy, Sempra Commodities, the Sempra Utilities and various other companies are pending in the U.S. District Court in Nevada. Plaintiffs claim that energy prices were unlawfully manipulated 1) by reporting artificially inflated natural gas prices to trade publications and 2) by entering into deceptive transactions such as wash trades and churning transactions. In January 2009, we entered into a settlement agreement in which we agreed to pay $2 million to resolve these cases.

Electricity Case

In November 2006, the U.S. District Court in San Diego dismissed a lawsuit filed by the California Attorney General in November 2005 against Sempra Commodities alleging illegal market-gaming activities during the California energy crisis and claiming unspecified civil penalties and damages. The Ninth Circuit Court of Appeals affirmed the dismissal in September 2008.

NATURAL GAS CONTRACTS

SoCalGas has the responsibility for procuring natural gas for both SDG&E’s and SoCalGas’ core customers in a combined portfolio. SoCalGas buys natural gas under short-term and long-term contracts for this portfolio. Purchases are from various southwestern U.S., U.S. Rockies, and Canadian suppliers and are primarily based on monthly spot-market prices.

SoCalGas transports natural gas primarily under long-term firm interstate pipeline capacity agreements that provide for annual reservation charges, which are recovered in rates. SoCalGas has commitments with interstate pipeline companies for firm pipeline capacity under contracts that expire at various dates through 2025. Note 15 discusses the CPUC's Natural Gas Market OIR.

At December 31, 2008, the future minimum payments under existing natural gas contracts and natural gas storage and transportation contracts were:

Sempra Energy Consolidated
(Dollars in millions)	Storage and Transportation	Natural Gas	*	Total	*
2009	$142	$1,123		$1,265
2010	111	424		535
2011	74	267		341
2012	45	3		48
2013	44	3		47
Thereafter	211	--		211
Total minimum payments	$627	$1,820		$2,447
*	Excludes amounts related to Sempra LNG’s contract with Tangguh PSC Contractors discussed below.

SoCalGas
(Dollars in millions)	Transportation	Natural Gas	Total
2009	$136	$855	$991
2010	111	423	534
2011	74	266	340
2012	45	3	48
2013	44	3	47
Thereafter	211	--	211
Total minimum payments	$621	$1,550	$2,171

Total payments under natural gas contracts were:

	Years ended December 31,
(Dollars in millions)	2008	2007	2006
Sempra Energy Consolidated	$3,469	$2,976	$2,926
SDG&E	12	390	380
SoCalGas	3,145	2,413	2,387

Sempra LNG has a purchase agreement with Tangguh PSC Contractors for the supply of 500 million cubic feet of natural gas per day from Indonesia’s Tangguh liquefaction facility to Sempra LNG’s Energía Costa Azul regasification terminal. The contracted volume deliveries under the 20-year agreement will begin in 2009 and supply half of the capacity of Energía Costa Azul. The price of natural gas that Sempra LNG purchases is based on the Southern California border index.

As of December 31, 2008, minimum payments under this contract are expected to be:

▪

$366 million in 2009

▪

$1.1 billion in 2010

▪

$1.1 billion in 2011

▪

$1.1 billion in 2012

▪

$1.1 billion in 2013

▪

$17.9 billion for the remainder of the contract term

Minimum payments are based on forward prices of the Southern California border index price, plus an estimated 1 percent escalation per year beyond 2013. Sempra LNG has a contract to sell a portion of the volumes purchased from Tangguh PSC to Mexico’s national electric company, Comisión Federal de Electricidad (CFE) at prices that are based on the Southern California border index price. Sempra LNG also has an agreement with RBS Sempra Commodities for RBS Sempra Commodities to market any volumes purchased from Tangguh PSC that are not sold to the CFE.

PURCHASED-POWER CONTRACTS

For 2009, SDG&E expects to receive 27 percent of its customer power requirements from DWR allocations. The remaining requirements are expected to be met as follows

▪

SONGS: 18 percent

▪

Long-term contracts: 18 percent (of which 9 percent is provided by renewable energy contracts expiring on various dates through 2025)

▪

Other SDG&E-owned generation (including Palomar) and tolling contracts (including OMEC): 22 percent

▪

Spot market purchases: 15 percent.

The long-term contracts expire on various dates through 2035.

At December 31, 2008, the estimated future minimum payments under SDG&E’s long-term purchased-power contracts (not including the DWR allocations) were:

(Dollars in millions)
2009	$342
2010	249
2011	252
2012	250
2013	245
Thereafter	1,676
Total minimum payments*	$3,014
*	Excludes amounts related to OMEC as it is consolidated at SDG&E.

The payments represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Excluding DWR-allocated contracts, total payments under the contracts were:

▪

$393 million in 2008

▪

$351 million in 2007

▪

$344 million in 2006

LEASES

Sempra Energy, SDG&E, PE and SoCalGas have operating leases on real and personal property expiring at various dates from 2009 to 2045. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from 2 percent to 6 percent at Sempra Energy, 4 percent to 6 percent at SDG&E, and 2 percent to 5 percent at both PE and SoCalGas. The rentals payable under these leases may increase by a fixed amount each year or by a percentage of a base year, and most leases contain extension options that we could exercise.

The Sempra Utilities had a master lease agreement with GE Capital, which was terminated in November 2008 and contained a repayment provision for any outstanding amounts to be repaid within twelve months. At December 31, 2008, these amounts were $38 million and $46 million for SDG&E and SoCalGas, respectively. A new master lease agreement was entered into with RBS Asset Finance, Inc., with an aggregate maximum limit of $100 million combined for the Sempra Utilities.

Rent expense totaled:

	Years ended December 31,
(Dollars in millions)	2008	2007	2006
Sempra Energy Consolidated	$100	$141	$131
SDG&E	25	24	23
PE	65	68	62
SoCalGas	52	54	49

At December 31, 2008, the minimum rental commitments payable in future years under all noncancelable leases were as follows:

(Dollars in millions)	Sempra Energy Consolidated	SDG&E	PE	SoCalGas
2009	$99	$24	$60	$47
2010	98	22	52	46
2011	83	21	39	39
2012	51	19	9	9
2013	42	16	5	4
Thereafter	346	59	14	14
Total future rental commitments	$719	$161	$179	$159

CONSTRUCTION AND DEVELOPMENT PROJECTS

Sempra Energy has developed or is in the process of constructing various capital projects in the United States and in Mexico. The following is a summary of contractual commitments and contingencies related to the construction projects.

SDG&E

At December 31, 2008, SDG&E has commitments to make payments in 2009 of:

▪

$48 million for implementation of the Smart Metering Program

▪

$28 million for replacement of the SONGS steam generators

Sempra Pipelines & Storage

Sempra Pipelines & Storage entered into agreements for the construction of the natural gas storage facilities at Bay Gas and Mississippi Hub. At December 31, 2008, Sempra Pipelines & Storage expects to make payments of $35 million in 2009 under each of these contracts.

Liberty Gas Storage as currently permitted, is a 17 Bcf salt-cavern natural gas storage facility located in Calcasieu Parish, Louisiana. The facility has been under construction by Sempra Pipelines & Storage and its 25-percent partner Proliance Transportation and Storage, LLC. When completed, Liberty will be connected with several interstate pipelines, including the Cameron Interstate Pipeline operated by Sempra Pipelines & Storage, and will connect area LNG regasification terminals to an interstate natural gas transmission system and storage facilities. We estimate the total project cost to be approximately $250 million, and we have expended $204 million through December 31, 2008. Completion of the project has been delayed by subsurface and well-completion problems. If ongoing corrective measures prove to be unsuccessful, the salt-cavern facility may not go into service, or may have reduced capacity when placed in service. In the event that the cavern is abandoned, we may be required to take an impairment charge of up to $65 million after tax.

Sempra LNG

In August 2005, Sempra LNG entered into an agreement with a group of companies for the construction of the Cameron LNG receipt facility. As of December 31, 2008, Sempra LNG expects to make payments under the contracts of $27 million in 2009. Force majeure and cost overrun claims have been made by some of these companies for additional costs, primarily related to hurricanes. Sempra LNG is currently in negotiations with the companies, and cannot estimate at this time the additional amounts that may be paid.

Sempra LNG has contracted for the construction of the Energía Costa Azul LNG receipt facility, the nitrogen-injection facility and the project's breakwater. As of December 31, 2008, Sempra LNG expects to make payments under the contracts of $39 million in 2009.

GUARANTEES

Sempra Energy’s guarantees related to RBS Sempra Commodities and Rockies Express are discussed in Note 6.

Sempra Energy has guaranteed $25 million related to debt issued by Chilquinta Energía Finance Co., LLC, an unconsolidated affiliate.  The fair value of this guarantee is negligible and the associated performance risk is not significant.

As of December 31, 2008, SDG&E and SoCalGas did not have any outstanding guarantees.

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

DEPARTMENT OF ENERGY NUCLEAR FUEL DISPOSAL

The Nuclear Waste Policy Act of 1982 made the DOE responsible for the disposal of spent nuclear fuel. However, it is uncertain when the DOE will begin accepting spent nuclear fuel from SONGS. This delay will lead to increased costs for spent fuel storage.  This cost will be recovered through SONGS revenue unless SDG&E is able to recover the increased cost from the federal government.

ENVIRONMENTAL ISSUES

Our operations are subject to federal, state and local environmental laws. We also are subject to regulations related to hazardous wastes, air and water quality, land use, solid waste disposal and the protection of wildlife. These laws and regulations require that we investigate and correct the effects of the release or disposal of materials at sites associated with our past and our present operations. These sites include those at which we have been identified as a Potentially Responsible Party (PRP) under the federal Superfund laws and similar state laws.

In addition, we are required to obtain numerous governmental permits, licenses and other approvals to construct facilities and operate our businesses. The related costs of environmental monitoring, pollution control equipment, cleanup costs, and emissions fees are significant. Increasing national and international concerns regarding global warming and mercury, carbon dioxide, nitrogen oxide and sulfur dioxide emissions could result in requirements for additional pollution control equipment or significant emissions fees or taxes that could adversely affect Sempra Generation. The Sempra Utilities' costs to operate their facilities in compliance with these laws and regulations generally have been recovered in customer rates.

We generally capitalize the significant costs we incur to mitigate or prevent future environmental contamination or extend the life, increase the capacity, or improve the safety or efficiency of property used in current operations. The following table shows (in millions) our capital expenditures in order to comply with environmental laws and regulations:

	Years ended December 31,
	2008	2007	2006
Sempra Energy Consolidated*	$30	$19	$26
SDG&E	18	11	14
SoCalGas	9	6	6
* In cases of non-wholly owned affiliates, includes only our share.

Increases from 2007 to 2008 are primarily due to SDG&E's spending related to the Sunrise Powerlink and the Miramar II peaking plant, and Sempra LNG's spending related to the Energía Costa Azul LNG receipt terminal. We have not identified any significant environmental issues outside the United States. Over the next five years, SDG&E expects to incur costs of approximately $190 million for environmental mitigation measures associated with the Sunrise Powerlink construction project.

At the Sempra Utilities, costs that relate to current operations or an existing condition caused by past operations are generally recorded as a regulatory asset due to the probability that these costs will be recovered in rates.

The environmental issues currently facing us or resolved during the last three years include 1) investigation and remediation of the Sempra Utilities' manufactured-gas sites, 2) cleanup of third-party waste-disposal sites used by the Sempra Utilities at sites which have been identified as PRPs and 3) mitigation of damage to the marine environment caused by the cooling-water discharge from SONGS. The requirements for enhanced fish protection and restoration of 150 acres of coastal wetlands for the SONGS mitigation are in process and a 150-acre artificial reef was completed in 2008. The table below shows the status at December 31, 2008, of the Sempra Utilities' manufactured-gas sites and the third-party waste-disposal sites identified as PRPs:

	# Sites Completed	# Sites In Process
SDG&E
Manufactured-gas sites	3	--
Third-party waste-disposal sites	1	1
SoCalGas
Manufactured-gas sites	34	8
Third-party waste-disposal sites	1	1

We record environmental liabilities at undiscounted amounts when our liability is probable and the costs can be reasonably estimated. In many cases, however, investigations are not yet at a stage where we can determine whether we are liable or, if the liability is probable, to reasonably estimate the amount or range of amounts of the costs.

Estimates of our liability are further subject to uncertainties such as the nature and extent of site contamination, evolving cleanup standards and imprecise engineering evaluations. We review our accruals periodically and, as investigations and cleanup proceed, we make adjustments as necessary. The following table shows (in millions) our accrued liabilities for environmental matters at December 31, 2008:

	Manufac-tured Gas Sites	Waste Disposal Sites (PRP*)	Former Fossil-Fueled Power Plants	Other Hazardous Waste Sites	Total
SDG&E**	$ 0.3	$ 0.2	$ 6.3	$ 1.0	$ 7.8
SoCalGas	37.4	0.6	--	1.8	39.8
Other	0.2	0.9	--	--	1.1
Total Sempra Energy	$ 37.9	$ 1.7	$ 6.3	$ 2.8	$ 48.7
*	For which we have been identified as a Potentially Responsible Party
**	Does not include SDG&E's liability for SONGS marine mitigation.

We expect to pay the majority of these accruals over the next three years. In connection with the issuance of operating permits, SDG&E and the other owners of SONGS previously reached an agreement with the California Coastal Commission to mitigate the damage to the marine environment caused by the cooling-water discharge from SONGS. At December 31, 2008, SDG&E's share of the estimated mitigation costs remaining to be spent through 2050 is $19.7 million, which is recoverable in rates.

NUCLEAR INSURANCE

SDG&E and the other owners of SONGS have insurance to cover claims from nuclear liability incidents arising at SONGS. This insurance provides $300 million in coverage limits, the maximum amount available, including coverage for acts of terrorism. In addition, the Price-Anderson Act provides for up to $12.2 billion of secondary financial protection (SFP). If a nuclear liability loss occurring at any U.S. licensed/commercial reactor exceeds the $300 million insurance limit, all nuclear reactor owners could be required to contribute to the SFP. SDG&E’s contribution would be up to $47 million. This amount is subject to an annual maximum of $7 million, unless a default occurs by any other SONGS owner. If SFP is insufficient to cover the liability loss, SDG&E could be subject to an additional assessment.

The SONGS owners, including SDG&E, also have $2.75 billion of nuclear property, decontamination, and debris removal insurance. In addition, the SONGS owners have up to $490 million insurance coverage for outage expenses and replacement power costs due to accidental property damage. This coverage is limited to $3.5 million per week for the first 52 weeks, then $2.8 million per week for up to 110 additional weeks. There is a 12-week waiting period deductible. These insurance coverages are provided through a mutual insurance company. Insured members are subject to retrospective premium assessments. SDG&E could be assessed up to $8.5 million.

The nuclear property insurance program includes an industry aggregate loss limit for non-certified acts of terrorism (as defined by the Terrorism Risk Insurance Act). The industry aggregate loss limit for property claims arising from non-certified acts of terrorism is $3.24 billion. This is the maximum amount that will be paid to insured members who suffer losses or damages from these non-certified terrorist acts.

CONCENTRATION OF CREDIT RISK

We maintain credit policies and systems to manage our overall credit risk. These policies include an evaluation of potential counterparties' financial condition and an assignment of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry. We grant credit to utility customers and counterparties, substantially all of whom are located in our service territory, which covers most of Southern California and a portion of central California for SoCalGas, and all of San Diego County and an adjacent portion of Orange County for SDG&E.

As described above, Sempra Generation has a contract with the DWR to supply up to 1,900 MW of power to the state over 10 years, beginning in 2001. Sempra Generation would be at risk for the amounts of outstanding billings and the continued viability of the contract if the DWR were to default on its payments under this contract. The average monthly billing related to this contract is $38 million and is normally collected by the end of the next month.

When they become operational, projects at Sempra LNG and Sempra Pipelines & Storage place significant reliance on the ability of their suppliers and customers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. We consider many factors, including the negotiation of supplier and customer agreements, when we evaluate and approve development projects.

As a transitional measure, we continue to provide back-up guarantees for a portion of RBS Sempra Commodities' trading obligations and for certain credit facilities with third party lenders pending novation of the remaining trading obligations to RBS. In addition, in conjunction with the other owners of the Rockies Express, we guarantee Rockies Express' $600 million of floating rate notes maturing in September 2009 and borrowings under its credit facility. We discuss these credit guarantees in Note 6.

NOTE 17. SEGMENT INFORMATION

We have five separately managed reportable segments, as follows:

1.

SDG&E provides electric service to San Diego and southern Orange counties and natural gas service to San Diego County.

2.

SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California.

3.

Sempra Commodities holds our investment in RBS Sempra Commodities, a joint venture with RBS. The partnership was formed on April 1, 2008 from our commodities-marketing businesses previously reported in this segment. The partnership's commodity trading businesses serve customers in natural gas, electricity, petroleum and petroleum products, and base metals.

We provide further discussion regarding the joint venture in Note 4. Sempra Commodities also includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline.

4.

Sempra Generation develops, owns and operates electric power plants in California, Nevada, Arizona and Mexico to serve wholesale electricity markets in North America.

5.

Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas pipelines and storage facilities in the United States and Mexico, and in companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. We are currently pursuing the sale of our interests in the Argentine utilities, which we discuss further in Note 4. Sempra Pipelines & Storage also operates a small natural gas distribution utility in Southwest Alabama.

We evaluate each segment's performance based on reported net income. The Sempra Utilities operate in essentially separate service territories, under separate regulatory frameworks and rate structures set by the CPUC. The Sempra Utilities' transactions are based on rates set by the CPUC and the FERC. We describe the accounting policies of our segments in Note 1.

Sales to the DWR, which is a customer of the Sempra Generation segment and which is discussed in various sections of this Annual Report, comprised 10 percent of our revenues in 2008 and 9 percent in each of 2007 and 2006.

The operations that were discontinued in the first half of 2006, as described in Note 5, had been in the Sempra Generation segment, with the exception of Bangor Gas and Frontier Energy, which were in the Sempra Pipelines & Storage segment.

The following tables show selected information by segment from our Statements of Consolidated Income and Consolidated Balance Sheets. The tables exclude amounts from discontinued operations, unless otherwise noted.

Amounts labeled as "all other" in the following tables consist primarily of parent organizations and Sempra LNG.

SEGMENT INFORMATION
(Dollars in millions)
	Years ended December 31,
	2008		2007		2006
REVENUES
SDG&E	$3,251	30%	$2,852	25%	$2,785	24%
SoCalGas	4,768	44	4,282	38	4,181	36
Sempra Commodities	500	5	2,674	23	3,256	28
Sempra Generation	1,784	17	1,476	13	1,454	12
Sempra Pipelines & Storage	457	4	314	3	295	2
All other	74	1	(22)	--	(21)	--
Adjustments and eliminations	(7)	--	(51)	(1)	(93)	(1)
Intersegment revenues	(69)	(1)	(87)	(1)	(96)	(1)
Total	$10,758	100%	$11,438	100%	$11,761	100%
INTEREST EXPENSE
SDG&E	$96		$96		$97
SoCalGas	62		70		70
Sempra Commodities	23		48		72
Sempra Generation	15		15		19
Sempra Pipelines & Storage	18		16		14
All other	156		206		262
Intercompany eliminations	(117)		(179)		(183)
Total	$253		$272		$351
INTEREST INCOME
SDG&E	$6		$8		$6
SoCalGas	11		27		29
Sempra Commodities	7		17		10
Sempra Generation	9		28		32
Sempra Pipelines & Storage	18		14		18
All other	111		157		197
Intercompany eliminations	(117)		(179)		(183)
Total	$45		$72		$109
DEPRECIATION AND AMORTIZATION
SDG&E	$298	43%	$301	44%	$291	44%
SoCalGas	280	41	281	41	267	41
Sempra Commodities	6	1	26	3	25	4
Sempra Generation	56	8	56	8	46	7
Sempra Pipelines & Storage	20	3	11	2	12	2
All other	27	4	11	2	16	2
Total	$687	100%	$686	100%	$657	100%
INCOME TAX EXPENSE (BENEFIT)
SDG&E	$161		$135		$152
SoCalGas	140		160		173
Sempra Commodities	201		252		294
Sempra Generation	100		111		243
Sempra Pipelines & Storage	23		(2)		12
All other	(187)		(132)		(233)
Total	$438		$524		$641
EQUITY EARNINGS (LOSSES)
Earnings (losses) recorded before tax:
Sempra Commodities	$383		$--		$--
Sempra Generation	8		9		354
Sempra Pipelines & Storage	43		(4)		1
All other	(14)		(14)		(17)
Total	$420		$(9)		$338
Earnings (losses) recorded net of tax:
Sempra Pipelines & Storage	$60		$59		$(166)
Sempra Commodities	3		40		(16)
Total	$63		$99		$(182)

SEGMENT INFORMATION (CONT'D)
(Dollars in millions)
	At December 31 or years ended December 31,
	2008		2007		2006
NET INCOME
SDG&E*	$339	31%	$283	25%	$237	17%
SoCalGas*	244	22	230	21	223	16
Sempra Commodities	345	31	499	45	504	36
Sempra Generation	222	20	162	15	375	27
Sempra Pipelines & Storage	106	9	64	6	(165)	(12)
Discontinued operations	--	--	(26)	(2)	315	22
All other	(143)	(13)	(113)	(10)	(83)	(6)
Total	$1,113	100%	$1,099	100%	$1,406	100%
ASSETS**
SDG&E	$9,079	34%	$8,499	30%	$7,794	28%
SoCalGas	7,351	28	6,406	22	6,359	23
Sempra Commodities	2,092	8	8,620	30	8,631	31
Sempra Generation	1,860	7	1,759	6	2,416	9
Sempra Pipelines & Storage	4,060	15	2,287	8	2,215	8
Discontinued operations	--	--	--	--	62	--
All other	2,843	11	2,182	8	1,923	7
Intersegment receivables	(885)	(3)	(1,036)	(4)	(1,701)	(6)
Total	$26,400	100%	$28,717	100%	$27,699	100%
EXPENDITURES FOR PROPERTY, PLANT & EQUIPMENT
SDG&E	$884	43%	$714	35%	$1,070	56%
SoCalGas	454	22	457	23	413	22
Sempra Commodities	21	1	43	2	29	2
Sempra Generation	59	3	13	1	40	2
Sempra Pipelines & Storage	264	13	267	13	181	9
All other	379	18	517	26	644	34
Intercompany eliminations	--	--	--	--	(470)	(25)
Total	$2,061	100%	$2,011	100%	$1,907	100%
GEOGRAPHIC INFORMATION
Long-lived assets
United States	$17,637	88%	$13,752	85%	$12,384	87%
Latin America	2,476	12	2,352	15	1,865	13
Europe	---	--	23	--	12	--
Total	$20,113	100%	$16,127	100%	$14,261	100%
Revenues
United States	$9,743	91%	$10,165	89%	$10,407	89%
Latin America	918	8	652	6	637	5
Europe	93	1	525	5	638	6
Canada	(12)	--	37	--	43	--
Asia	16	--	59	--	36	--
Total	$10,758	100%	$11,438	100%	$11,761	100%
*	After preferred dividends.
**	2007 and 2006 are adjusted to reflect the adoption of FASB Staff Position FIN 39-1.

NOTE 18. QUARTERLY FINANCIAL DATA (UNAUDITED)

SEMPRA ENERGY
(In millions, except per share amounts)
	Quarters ended
	March 31	June 30	September 30	December 31
2008
Revenues	$3,270	$2,503	$2,692	$2,293
Expenses and other income	$2,922	$2,075	$2,308	$1,965

Income from continuing operations	$242	$244	$308	$319
Net income	$242	$244	$308	$319

Basic earnings per share*:
Income from continuing operations	$0.94	$0.99	$1.26	$1.32
Net income	$0.94	$0.99	$1.26	$1.32
Average common shares outstanding	258.6	245.6	243.8	241.7

Diluted earnings per share*:
Income from continuing operations	$0.92	$0.98	$1.24	$1.30
Net income	$0.92	$0.98	$1.24	$1.30
Average common shares outstanding	262.7	249.7	247.9	244.5
2007
Revenues	$3,004	$2,661	$2,663	$3,110
Expenses and other income	$2,772	$2,247	$2,217	$2,652

Income from continuing operations	$227	$280	$330	$288
Net income	$228	$277	$305	$289

Basic earnings per share*:
Income from continuing operations	$0.88	$1.08	$1.27	$1.12
Net income	$0.88	$1.07	$1.17	$1.12
Average common shares outstanding	259.5	260.2	259.6	257.9

Diluted earnings per share*:
Income from continuing operations	$0.86	$1.06	$1.24	$1.10
Net income	$0.86	$1.05	$1.15	$1.10
Average common shares outstanding	264.0	265.0	264.3	262.8
*	Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

In the first quarter of 2008, Revenues included $457 million and Expenses and Other Income included $362 million for Sempra Commodities prior to the formation of RBS Sempra Commodities on April 1, 2008.

SDG&E
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2008
Operating revenues	$746	$754	$949	$802
Operating expenses	617	642	757	665
Operating income	$129	$112	$192	$137

Net income	$75	$62	$125	$82
Dividends on preferred stock	1	1	2	1
Earnings applicable to common shares	$74	$61	$123	$81
2007
Operating revenues	$709	$659	$716	$768
Operating expenses	589	548	549	666
Operating income	$120	$111	$167	$102

Net income	$63	$52	$125	$48
Dividends on preferred stock	1	1	2	1
Earnings applicable to common shares	$62	$51	$123	$47

Net income in the first quarter of 2008 included the favorable resolution of prior years’ income tax issues of $9 million. Net income in the third quarter of 2008 included $33 million for the retroactive impact of the 2008 GRC decision for January 1 through June 30, 2008, and reserves for litigation matters of $17 million. We discuss the final CPUC decision, issued in July 2008, in Note 15.

Net income in the third quarter of 2007 included favorable resolutions of prior years' income tax issues of $20 million and regulatory matters of $26 million.

PE
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2008
Operating revenues	$1,556	$1,143	$1,077	$992
Operating expenses	1,447	1,041	946	899
Operating income	$109	$102	$131	$93

Net income	$58	$57	$80	$57
Dividends on preferred stock	1	1	1	1
Earnings applicable to common shares	$57	$56	$79	$56
2007
Operating revenues	$1,368	$981	$819	$1,114
Operating expenses	1,260	877	701	1,008
Operating income	$108	$104	$118	$106

Net income	$58	$56	$66	$62
Dividends on preferred stock	1	1	1	1
Earnings applicable to common shares	$57	$55	$65	$61

SOCALGAS
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2008
Operating revenues	$1,556	$1,143	$1,077	$992
Operating expenses	1,446	1,042	946	900
Operating income	$110	$101	$131	$92

Net income	$57	$57	$77	$54
Dividends on preferred stock	--	1	--	--
Earnings applicable to common shares	$57	$56	$77	$54
2007
Operating revenues	$1,368	$981	$819	$1,114
Operating expenses	1,260	876	702	1,007
Operating income	$108	$105	$117	$107

Net income	$55	$55	$63	$58
Dividends on preferred stock	--	1	--	--
Earnings applicable to common shares	$55	$54	$63	$58

Net income in the third quarter of 2008 for PE and SoCalGas included $7 million for the retroactive impact of the 2008 GRC decision for January 1 through June 30, 2008. We discuss the final CPUC decision, issued in July 2008, in Note 15.

Net income in the fourth quarter of 2008 for PE and SoCalGas included litigation expenses of $7 million.

GLOSSARY

AB 32	California Assembly Bill 32	Elk Hills	Elk Hills Power

AEP	American Electric Power	EPS	Earnings per Share

AFUDC	Allowance for Funds Used During Construction	ESOP	Employee Stock Ownership Plan

ALJ	Administrative Law Judge	FASB	Financial Accounting Standards Board

APB	Accounting Principles Board	FERC	Federal Energy Regulatory Commission

ARB	Accounting Research Bulletin	FIN	FASB Interpretation

Bay Gas	Bay Gas Storage Company	FSP	FASB Staff Position

BCAP	Biennial Cost Allocation Proceeding	GAAP	Accounting Principles Generally Accepted in the United States of America

Bcf	Billion Cubic Feet (of natural gas)	GCIM	Gas Cost Incentive Mechanism

Black-Scholes Model	Black-Scholes Option-Pricing Model	GRC	General Rate Case

BLM	Bureau of Land Management	ICSID	International Center for the Settlement of Investment Disputes

Cal Fire	California Department of Forestry and Fire Protection	IFRS	International Financial Reporting Standards

CARB	California Air Resources Board	IOUs	Investor-Owned Utilities

CBD	Center for Biological Diversity/Sierra Club	ISFSI	Independent Spent Fuel Storage Installation

CEOB	California Energy Oversight Board	ISO	Independent System Operator

CFE	Comisión Federal de Electricidad	KMP	Kinder Morgan Energy Partners, L.P.

Coleto Creek	Coleto Creek Power Station	Liberty	Liberty Gas Storage

Conoco	ConocoPhillips	LIFO	Last-in first-out inventory costing method

CPUC	California Public Utilities Commission	LNG	Liquefied Natural Gas

CRRs	Congestion Revenue Rights	Luz del Sur	Luz del Sur S.A.A.

DOE	Department of Energy	Mississippi Hub	Mississippi Hub, LLC

DWR	Department of Water Resources	MMBtu	Million British Thermal Units (of natural gas)

Edison	Southern California Edison Company	MMcfd	Million cubic feet per day

EITF	Emerging Issues Task Force	Mobile Gas	Mobile Gas Service Corporation

GLOSSARY (CONTINUED)

MSCI	Morgan Stanley Capital International	RPS	Renewables Portfolio Standard

MW	Megawatt	SAB 107	Securities and Exchange Commission Staff Accounting Bulletin 107

Ninth Circuit Court of Appeals	U.S. Court of Appeals for the Ninth Circuit	SDG&E	San Diego Gas & Electric Company

NRC	Nuclear Regulatory Commission	Sempra Utilities	San Diego Gas & Electric Company and Southern California Gas Company

OIR	Order Instituting Rulemaking	SEPCO	Sempra Energy Production Company

OMEC	Otay Mesa Energy Center	SFAS	Statement of Financial Accounting Standards

OMEC LLC	Otay Mesa Energy Center LLC	SFP	Secondary Financial Protection

Otay Mesa VIE	Otay Mesa Energy Center LLC	SoCalGas	Southern California Gas Company

OTC	Over-the-counter	SONGS	San Onofre Nuclear Generating Station

Overthrust	Overthrust Pipeline Company	Supreme Court	United States Supreme Court

PE	Pacific Enterprises	Tangguh PSC	Tangguh PSC Contractors

PRP	Potentially Responsible Party	The Plan	Sempra Energy 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals

PX	Power Exchange	The Prior Plan	2008 Incentive Plan of EnergySouth, Inc.

RBS	The Royal Bank of Scotland plc	Topaz	Topaz Power Partners

RBS Sempra Commodities	RBS Sempra Commodities LLP	Trust	ESOP Trust

REX	Rockies Express Pipeline	Twin Oaks	Twin Oaks Power Plant

Rockies Express	Rockies Express Pipeline LLC	USFS	United States Forest Service

ROE	Return on Equity	VaR	Value at Risk

ROR	Return on Rate Base	VIE	Variable Interest Entity