Form 10-K, Exhibit 13
period 2013-12-31
SEMPRA ENERGY; SOUTHERN CALIFORNIA GAS CO; SAN DIEGO GAS & ELECTRIC CO
filed 2014-02-27
CIK 1032208, 92108, 86521

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We provide below:

▪	A description of our business

▪	An executive summary

▪	A discussion and analysis of our operating results for 2011 through 2013

▪	Information about our capital resources and liquidity

▪	Major factors expected to influence our future operating results

▪	A discussion of market risk affecting our businesses

▪	A table of accounting policies that we consider critical to our financial condition and results of operations

You should read Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included in this Annual Report, and in “Risk Factors” contained in our 2013 Annual Report on Form 10-K.

OUR BUSINESS

Sempra Energy is a Fortune 500 energy-services holding company whose operating units develop energy infrastructure, operate utilities and provide related services to their customers. Our operations are divided principally between our California Utilities, which are San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas), and Sempra International and Sempra U.S. Gas & Power. SDG&E and SoCalGas are separate, reportable segments. Sempra International includes two reportable segments – Sempra South American Utilities and Sempra Mexico. Sempra U.S. Gas & Power also includes two reportable segments – Sempra Renewables and Sempra Natural Gas. (See Figure 1.)

Figure 1: Sempra Energy’s Operating Units and Reportable Segments

This report includes information for the following separate registrants:

▪	Sempra Energy and its consolidated entities

▪	SDG&E

▪	SoCalGas

References to “we,” “our” and “Sempra Energy Consolidated” are to Sempra Energy and its consolidated entities, collectively, unless otherwise indicated by its context. All references to “Sempra International” and “Sempra U.S. Gas & Power,” and to their respective principal segments, are not intended to refer to any legal entity with the same or similar name.

In the first quarter of 2013, a Sempra Energy subsidiary, Infraestructura Energética Nova, S.A.B. de C.V. (IEnova), completed a private offering in the U.S. and outside of Mexico and concurrent public offering in Mexico of common stock. IEnova is a separate legal entity, formerly known as Sempra México, S.A. de C.V., comprised primarily of Sempra Energy’s operations in Mexico. IEnova is included within our Sempra Mexico reportable segment, but is not the same in its entirety as the reportable segment. In addition to the IEnova operating companies, the Sempra Mexico segment includes, among other things, certain holding companies and risk management activity. Also, IEnova’s financial results are reported in Mexico under International Financial Reporting Standards (IFRS), as required by the Mexican Stock Exchange (La Bolsa Mexicana de Valores, S.A.B. de C.V., BMV) where the shares are traded under the symbol IENOVA. We discuss the offerings and IEnova further in Note 1 of the Notes to Consolidated Financial Statements.

RBS Sempra Commodities LLP (RBS Sempra Commodities) is a joint venture partnership that held commodities-marketing businesses previously owned by us. We and The Royal Bank of Scotland plc (RBS), our partner in the joint venture, sold substantially all of the partnership’s businesses and assets in four separate transactions completed in 2010 and early 2011. We discuss these transactions and other matters concerning the partnership in Notes 4, 5 and 15 of the Notes to Consolidated Financial Statements. We account for our remaining investment in RBS Sempra Commodities under the equity method and report our share of partnership earnings and other associated costs in Parent and Other.

RBS Sempra Commodities had various agreements with our Sempra Mexico and Sempra Natural Gas segments. These agreements were substantially assigned to certain buyers of the RBS Sempra Commodities businesses by May 1, 2011.

Below are summary descriptions of our operating units and their reportable segments.

SEMPRA ENERGY OPERATING UNITS AND REPORTABLE SEGMENTS

CALIFORNIA UTILITIES
	MARKET	SERVICE TERRITORY
SAN DIEGO GAS & ELECTRIC COMPANY (SDG&E) A regulated public utility; infrastructure supports electric generation, transmission and distribution, and natural gas distribution	▪ Provides electricity to 3.4 million consumers (1.4 million meters) ▪ Provides natural gas to 3.2 million consumers (0.9 million meters)	Serves the county of San Diego, California and an adjacent portion of southern Orange County covering 4,100 square miles
SOUTHERN CALIFORNIA GAS COMPANY (SOCALGAS) A regulated public utility; infrastructure supports natural gas distribution, transmission and storage	▪ Residential, commercial, industrial, utility electric generation and wholesale customers ▪ Covers a population of 21.3 million (5.8 million meters)	Southern California and portions of central California (excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County) covering 20,000 square miles

We refer to SDG&E and SoCalGas collectively as the California Utilities, which do not include the utilities in our Sempra International or Sempra U.S. Gas & Power operating units described below.

SDG&E

SDG&E provides electricity to 3.4 million consumers and natural gas to 3.2 million consumers. It delivers the electricity through 1.4 million meters in San Diego County and an adjacent portion of southern Orange County, California. SDG&E’s electric energy is purchased from others or generated from its own electric generation facilities and, prior to the second quarter of 2012, its 20-percent interest in the San Onofre Nuclear Generating Station (SONGS). Due to operating issues, SONGS was taken offline in the first quarter of 2012, and in June 2013, Southern California Edison Company (Edison), the majority owner and operator of SONGS, made the decision to permanently retire the facility. We discuss the SONGS retirement and related issues in “Factors Influencing Future Performance” below and in Note 13 of the Notes to Consolidated Financial Statements. SDG&E’s electric generation facilities include Palomar Energy Center, Miramar Energy Center, Desert Star Energy Center (purchased from Sempra Natural Gas in October 2011) and Cuyamaca Peak Energy Plant (purchased in January 2012). SDG&E also delivers natural gas through 0.9 million meters in San Diego County and transports electricity and natural gas for others. SDG&E’s service territory encompasses 4,100 square miles.

Sempra Energy indirectly owns all of the common stock of SDG&E. SDG&E had publicly held preferred stock that was redeemed in October 2013. We discuss the redemption in Note 11 of the Notes to Consolidated Financial Statements.

SDG&E’s financial statements include a variable interest entity (VIE), Otay Mesa Energy Center LLC (Otay Mesa VIE), of which SDG&E is the primary beneficiary. As we discuss in Note 1 of the Notes to Consolidated Financial Statements under “Variable Interest Entities,” SDG&E has a long-term power purchase agreement with Otay Mesa VIE.

SoCalGas

SoCalGas is the nation’s largest natural gas distribution utility. It owns and operates a natural gas distribution, transmission and storage system that supplies natural gas throughout its approximately 20,000 square miles of service territory.  Its service territory extends from San Luis Obispo, California in the north to the Mexican border in the south, excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County. SoCalGas provides natural gas service to residential, commercial, industrial, utility electric generation and wholesale customers through 5.8 million meters, covering a population of 21.3 million.

Sempra Energy indirectly owns all of the common stock of SoCalGas. SoCalGas has publicly held preferred stock. The preferred stock has liquidation preferences totaling $22 million and represents less than 1% of the ordinary voting power of SoCalGas shares.

We provide here descriptions of our Sempra International and Sempra U.S. Gas & Power businesses, primarily operations relating to 2013, 2012 and 2011 earnings. We provide additional information regarding development projects at each of their segments in “Factors Influencing Future Performance” below.

SEMPRA INTERNATIONAL
	MARKET	GEOGRAPHIC REGION
SEMPRA SOUTH AMERICAN UTILITIES Infrastructure supports electric transmission and distribution	▪ Provides electricity to approximately 640,000 customers in Chile and 996,000 customers in Peru	▪ Chile ▪ Peru
SEMPRA MEXICO
Develops, owns and operates, or holds interests in:
▪ natural gas transmission pipelines and propane and ethane systems

▪ a natural gas distribution utility

▪ electric generation facilities, including wind

▪ a terminal for the import of liquefied natural gas (LNG)

▪ marketing operations for the purchase of LNG and the purchase and sale of natural gas

	▪ Natural gas ▪ Wholesale electricity ▪ Liquefied natural gas	▪ Mexico

Sempra International

Sempra South American Utilities

Sempra South American Utilities operates electric transmission and distribution utilities in Chile and Peru, and until June 2013, owned interests in utilities in Argentina. We discuss the sale of the two Argentine natural gas utility holding companies in Note 4 of the Notes to Consolidated Financial Statements.

On April 6, 2011, Sempra South American Utilities completed the acquisition of AEI’s interests in Chilquinta Energía S.A. (Chilquinta Energía) in Chile and Luz del Sur S.A.A. (Luz del Sur) in Peru. Upon completion of the transaction, Sempra South American Utilities owned 100 percent of Chilquinta Energía and approximately 76 percent of Luz del Sur, and consolidated the companies. Pursuant to a tender offer that was completed in September 2011, Sempra South American Utilities now owns 79.82 percent of Luz del Sur, as we discuss in Note 3 of the Notes to Consolidated Financial Statements. The remaining shares of Luz del Sur are held by institutional investors and the general public. Prior to the acquisition in 2011, we accounted for our 50-percent interest in Chilquinta Energía and approximately 38-percent interest in Luz del Sur as equity method investments.

Chilquinta Energía is an electric distribution utility serving approximately 640,000 customers in the cities of Valparaiso and Viña del Mar in central Chile. Luz del Sur is an electric distribution utility that serves approximately 996,000 customers in the southern zone of metropolitan Lima, Peru, and delivers approximately one-third of all power used in the country. As part of the transaction, Sempra South American Utilities also acquired AEI’s interests in two energy-services companies, Tecnored S.A. (Tecnored) and Tecsur S.A. (Tecsur).

Sempra Mexico

Gas Business

Pipelines. Sempra Mexico develops, owns and operates natural gas transmission pipelines and propane and ethane systems in Mexico. These facilities are contracted under long-term, U.S. dollar-based agreements with Petróleos Mexicanos (or PEMEX, the Mexican state-owned oil company), the Federal Electricity Commission (Comisión Federal de Electricidad, or CFE), Shell México Gas Natural (Shell), Gazprom Marketing & Trading Mexico (Gazprom) and other similar counterparties. Its natural gas pipeline systems had a contracted capacity for up to 4,540 million cubic feet (MMcf) per day in 2013.

Sempra Mexico also owns a 50-percent interest in Gasoductos de Chihuahua, a joint venture with PEMEX that operates several natural gas pipelines and propane systems in Mexico.

Pipeline projects currently under construction by Sempra Mexico that are both regulated by the Comisión Reguladora de Energía (or CRE, the Energy Regulatory Commission) and meet the regulatory accounting requirements of accounting principles generally accepted in the United States (U.S. GAAP) record the impact of allowance for funds used during construction (AFUDC) related to equity. Beginning in the fourth quarter of 2013, Sempra Mexico began recording AFUDC equity for its Sonora Pipeline project. Sempra Mexico’s joint venture with PEMEX also began recording AFUDC equity for its Los Ramones I Pipeline project in the fourth quarter of 2013.

LNG. Sempra Mexico’s Energía Costa Azul LNG terminal in Baja California, Mexico is capable of processing 1 billion cubic feet (Bcf) of natural gas per day. The Energía Costa Azul facility generates revenue under capacity services agreements with Shell and Gazprom, expiring in 2028, that permit them, together, to use one-half of the terminal’s capacity.

In connection with Sempra Natural Gas’ LNG purchase agreement with Tangguh PSC Contractors (Tangguh PSC), which we discuss below, Sempra Mexico purchases from Sempra Natural Gas the LNG delivered to Energía Costa Azul by Tangguh PSC. Sempra Mexico uses the natural gas produced from this LNG to supply a contract through 2022 for the sale of an average of approximately 150 MMcf per day of natural gas to Mexico’s national electric company, the CFE, at prices that are based on the Southern California border index. If LNG volumes received from Tangguh PSC are not sufficient to satisfy the commitment to the CFE, Sempra Mexico may purchase natural gas from Sempra Natural Gas’ natural gas marketing operations.

Natural Gas Distribution. Sempra Mexico’s natural gas distribution utility, Ecogas Mexico, S de RL de CV (Ecogas), operates in three separate areas in Mexico, and had approximately 99,000 customers and sales volume of 65 MMcf per day in 2013.

Power Business

Natural Gas-Fired Generation. Sempra Mexico’s Termoeléctrica de Mexicali, a 625-megawatt (MW) natural gas-fired power plant, is located in Mexicali, Baja California, Mexico. In January 2013, Sempra Mexico’s Termoeléctrica de Mexicali entered into an Energy Management Agreement (EMA), effective January 1, 2012, with our Sempra Natural Gas segment for energy marketing, scheduling and other related services to support its sales of generated power into the California electricity market. Under the EMA, Termoeléctrica de Mexicali pays fees to Sempra Natural Gas for these revenue-generating services. Termoeléctrica de Mexicali also purchases fuel from Sempra Natural Gas. J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures) and J.P. Morgan Mexico facilitate the natural gas transactions between the segments. Sempra Mexico records revenue for the sale of power generated by Termoeléctrica de Mexicali, and records cost of sales for the purchases of natural gas and energy management services provided by Sempra Natural Gas.

The EMA replaced a similar agreement that was in effect in prior years, under which Sempra Mexico recorded revenue for the sale of power generated by Termoeléctrica de Mexicali to Sempra Natural Gas, and recorded cost of sales for the purchases from Sempra Natural Gas of natural gas to fuel the facility. J.P. Morgan Ventures and J.P. Morgan Mexico facilitated the natural gas transactions between the segments.

Wind Power Generation. Sempra Mexico is developing a wind power generation project, Energía Sierra Juárez, in Baja California, Mexico, which is designed to provide up to 1,200 MW of capacity if fully developed. In April 2011, SDG&E entered into a 20-year contract for up to 156 MW of renewable power supplied from the first phase of the project, which we expect to be fully operational in the first quarter of 2015. Sempra Mexico intends to finance and develop the project within the framework of a joint venture.

SEMPRA U.S. GAS & POWER
	MARKET	GEOGRAPHIC REGION
SEMPRA RENEWABLES Develops, owns, operates, or holds interests in renewable energy generation projects	▪ Wholesale electricity	▪ U.S.A.
SEMPRA NATURAL GAS
Develops, owns and operates, or holds interests in:
▪ a natural gas-fired electric generation asset

▪ natural gas pipelines and storage facilities

▪ natural gas distribution utilities

▪ a terminal in the U.S. for the import and export of LNG and sale of natural gas

▪ marketing operations

	▪ Wholesale electricity ▪ Natural gas ▪ Liquefied natural gas	▪ U.S.A.

Sempra U.S. Gas & Power

Sempra Renewables

The following table provides information about the Sempra Renewables solar and wind energy generation facilities that were operational as of December 31, 2013. The generating capacity of these facilities is fully contracted under long-term power purchase agreements (PPA) for the periods indicated in the table.

The majority of Sempra Renewables’ wind farm assets also earn production tax credits (PTC) based on the number of megawatt hours of electricity they generate. A PTC is a federal subsidy that effectively pays wind producers a flat rate for making clean energy and enables wind producers like Sempra Renewables to pass on the benefit to its customers. Because PTCs last for ten years after project completion, any wind turbine that was under construction before the end of 2013 will still earn a full decade of PTCs. For each of the years ended December 31, 2013, 2012 and 2011, PTCs represented a large portion of our wind farm earnings, often exceeding earnings from operations.

SEMPRA RENEWABLES OPERATING FACILITIES
Capacity in Megawatts (MW) at December 31, 2013
Name	Generating Capacity		PPA Term in Years	First In Service	Location
Wholly owned facility:
Copper Mountain Solar 1	10/48		20	2008/2010	Boulder City, Nevada

Jointly owned facilities(1):
Auwahi Wind Farm	11		20	2012	Maui, Hawaii
Cedar Creek 2 Wind Farm	125		25	2011	New Raymer, Colorado
Copper Mountain Solar 2	46		25	2012	Boulder City, Nevada
Flat Ridge 2 Wind Farm	235		20 and 25	2012	Wichita, Kansas
Fowler Ridge 2 Wind Farm	100		20	2009	Benton County, Indiana
Mehoopany Wind Farm	71		20	2012	Wyoming County, Pennsylvania
Mesquite Solar 1	21/54	(2)	20	2011/2012	Arlington, Arizona
Total MW in operation	721
(1)	Sempra Renewables has a 50-percent interest in each of these facilities and accounts for them as equity method investments. The generating capacity represents Sempra Renewables’ share only.
(2)	Total generating capacity of 42 MW/108 MW was placed in service in 2011 and 2012, respectively. The capacity noted in the above table represents Sempra Renewables’ share only.

The first phase of Copper Mountain Solar 2 (CMS 2) of 92 MW was placed in service in November 2012. Mesquite Solar 1’s (MS 1) 150-MW photovoltaic solar installation went fully into service in December 2012. In the third quarter of 2013, Sempra Renewables sold 50-percent equity interests in these facilities to Consolidated Edison Development (ConEdison Development). We discuss these sales further in Notes 3 and 5 of the Notes to Consolidated Financial Statements.

Sempra Natural Gas

Generation. Sempra Natural Gas sells electricity under short-term and long-term contracts and into the spot market and other competitive markets. While it may also purchase electricity in the open market to satisfy its contractual obligations, Sempra Natural Gas generally purchases natural gas to fuel its Mesquite Power natural gas-fired power plant, described below, and Sempra Mexico’s Termoeléctrica de Mexicali power plant, described above. The Mesquite Power plant is a 1,250-MW facility located in Arlington, Arizona. In February 2013, Sempra Natural Gas sold one 625-MW block of Mesquite Power to the Salt River Project Agricultural Improvement and Power District for $371 million. In January 2014, management approved a plan to market and sell the remaining 625-MW block of the plant. We expect to complete the sale in 2014.

In June 2011, Sempra Natural Gas entered into a 25-year contract with various members of Southwest Public Power Resources Group (SPPR Group), an association of 40 not-for-profit utilities in Arizona and southern Nevada, for 240 MW of electricity from the Mesquite Power plant. This contract was amended in early 2013 to increase the capacity to 271 MW. Under the terms of the agreement, Sempra Natural Gas will provide 21 participating SPPR Group members with firm, day-ahead dispatchable power delivered to the Palo Verde hub beginning in January 2015. This contract may be assigned to the buyer of the remaining 625-MW block of Mesquite Power.

Sempra Natural Gas also has various power sale transactions intended to hedge its generation capacity. Through 2013, Sempra Natural Gas sold its power to various counterparties, including J.P. Morgan Ventures. Contracts with J.P. Morgan Ventures were initially with RBS Sempra Commodities. In connection with the 2010 sale of businesses within RBS Sempra Commodities, substantially all of these transactions with RBS Sempra Commodities were assigned to J.P. Morgan Ventures by May 1, 2011. In addition, Sempra Natural Gas has power sale transactions for various quantities of power for delivery in 2013 and 2014. Finally, Sempra Natural Gas has sold certain quantities of expected future generation output under long-term contracts. The remaining output of our natural gas-fired generation facilities, including that of Sempra Mexico’s Termoeléctrica de Mexicali power plant, is available to be sold into energy markets on a day-to-day basis.

In January 2013, Sempra Natural Gas entered into an EMA, effective January 1, 2012, with Sempra Mexico to provide energy marketing, scheduling and other related services to Sempra Mexico’s Termoeléctrica de Mexicali to support its sales of generated power into the California electricity market. We discuss the EMA in “Sempra Mexico – Power Business” above.

Sempra Natural Gas sold its El Dorado (renamed Desert Star) natural gas-fired generation plant (excluding the solar facility) to SDG&E on October 1, 2011. This sale, pursuant to an option to acquire the plant that was exercised by SDG&E in 2007, coincided with the end of a contract with the California Department of Water Resources (DWR). Prior to September 30, 2011, the Mesquite Power plant and the El Dorado generation plant, along with Sempra Mexico’s Termoeléctrica de Mexicali power plant, sold the majority of their output under this long-term purchased-power contract with the DWR which provided for 1,200 MW to be supplied during all hours and an additional 400 MW during on-peak hours, and which ended on September 30, 2011.

Transportation and Storage. Sempra Natural Gas owns and operates, or holds interests in, natural gas underground storage and related pipeline facilities in Alabama, Louisiana and Mississippi. Sempra Natural Gas provides natural gas marketing, trading and risk management services through the utilization and optimization of contracted natural gas supply, transportation and storage capacity, as well as optimizing its assets in the short-term services market.

Sempra Natural Gas, Tallgrass Energy Partners, L.P. (Tallgrass) and Phillips 66 jointly own, through Rockies Express Pipeline LLC (Rockies Express), the Rockies Express Pipeline (REX) that links the Rocky Mountain region to the upper Midwest and the eastern United States. Our ownership interest in the pipeline is 25 percent. Tallgrass purchased its 50-percent equity interest in Rockies Express from Kinder Morgan Energy Partners, L.P. (Kinder Morgan or KMP) in November 2012, as we discuss in Notes 4 and 10 of the Notes to Consolidated Financial Statements. Sempra Rockies Marketing has an agreement through November 2019 with Rockies Express for 200 MMcf per day of capacity on REX, which has a total capacity of 1.8 Bcf per day. Sempra Rockies Marketing released a portion of its capacity to RBS Sempra Commodities, which capacity was assigned to J.P. Morgan Ventures effective January 1, 2011 in connection with the sale of businesses within RBS Sempra Commodities. This contract expired on December 31, 2013. Sempra Rockies Marketing has entered into new capacity release arrangements, but these new agreements and any additional capacity release agreements that we may enter into may not be sufficient to offset all of our capacity payments to Rockies Express.

In 2012, we recorded a noncash impairment charge of $239 million after-tax to write down our investment in the partnership that operates REX. We discuss our investment in Rockies Express and the impairments in Notes 4 and 10 of the Notes to Consolidated Financial Statements.

Distribution.  Sempra Natural Gas owns and operates Mobile Gas Service Corporation (Mobile Gas) and Willmut Gas Company (Willmut Gas), regulated natural gas distribution utilities in southwest Alabama and in Mississippi, respectively. Mobile Gas and Willmut Gas serve approximately 87,000 customers and 19,000 customers, respectively. Sempra Natural Gas acquired Willmut Gas in May 2012, as we discuss in Note 3 of the Notes to Consolidated Financial Statements.

LNG. Sempra Natural Gas’ Cameron LNG regasification terminal in Hackberry, Louisiana is capable of processing 1.5 Bcf of natural gas per day. Cameron LNG generates revenue under a terminal services agreement for approximately 3.75 Bcf of natural gas storage and associated send-out rights of approximately 600 MMcf of natural gas per day through 2029. The agreement allows the customer to pay Sempra Natural Gas capacity reservation and usage fees to use its facilities to receive, store and regasify the customer’s LNG. Sempra Natural Gas also may enter into short-term and/or long-term supply agreements to purchase LNG to be received, stored and regasified at its terminal for sale to other parties. Sempra Natural Gas is currently progressing with the development of a natural gas liquefaction and LNG export facility at the Cameron LNG terminal. We discuss these activities below in “Factors Influencing Future Performance.”

Sempra Natural Gas has an LNG purchase agreement with Tangguh PSC for the supply of the equivalent of 500 MMcf of natural gas per day from Tangguh PSC’s Indonesian liquefaction facility with delivery to Sempra Mexico’s Energía Costa Azul receipt terminal at a price based on the Southern California border index for natural gas. Sempra Natural Gas may also record revenues from non-delivery of cargoes under the provisions of the contract with Tangguh PSC that allow for deliveries to be diverted to other global markets in exchange for cash differential payments.

REGULATION OF OUR UTILITIES

SDG&E and SoCalGas are regulated by federal, state and local governmental agencies. The primary regulatory agency is the California Public Utilities Commission (CPUC). The CPUC regulates the California Utilities’ rates and operations in California, except for SDG&E’s electric transmission operations. The Federal Energy Regulatory Commission (FERC) regulates SDG&E’s electric transmission operations. The FERC also regulates interstate transportation of natural gas and various related matters.

The Nuclear Regulatory Commission (NRC) regulates SONGS, in which SDG&E owns a 20-percent interest. Municipalities and other local authorities may influence decisions affecting the location of utility assets, including natural gas pipelines and electric lines. Some of Sempra Energy’s other operating units are also regulated by the FERC, various state commissions and local governmental entities, and similar authorities in countries other than the United States.

Our South American utilities are regulated by federal and local governmental agencies. The National Energy Commission (Comisión Nacional de Energía, or CNE) regulates Chilquinta Energía in Chile. The Energy and Mining Investment Supervisory Body (Organismo Supervisor de la Inversión en Energía y Minería, or OSINERGMIN) of the National Electricity Office under the Ministry of Energy and Mines regulates Luz del Sur in Peru.

Ecogas, our natural gas distribution utility in northern Mexico, is subject to regulation by the CRE and by the labor and environmental agencies of city, state and federal governments in Mexico.

Mobile Gas, our natural gas distribution utility serving southwest Alabama, is regulated by the Alabama Public Service Commission. Willmut Gas, our natural gas distribution utility serving customers in Hattiesburg, Mississippi, is regulated by the Mississippi Public Service Commission.

EXECUTIVE SUMMARY

BUSINESS STRATEGY

Our focus is to increase shareholder value and meet customer needs by sustaining the financial strength, operational flexibility and skilled workforce needed to operate a safe, stable and successful portfolio of integrated energy businesses.

The key components of our strategy include the following three disciplined growth platforms:

▪	U.S. utilities

▪	South American utilities and Mexican midstream

▪	U.S. natural gas midstream and renewables

Our organization is aligned based on these platforms to obtain the greatest long-term value through tangible growth primarily focused on regulated and contracted assets.

KEY EVENTS AND ISSUES IN 2013

Below are key events and issues that affected our business in 2013; some of these may continue to affect our future results. Each event/issue includes the page number you may reference for additional details.

▪
In February 2013, IEnova publicly offered and sold in Mexico notes totaling $408 million (U.S. equivalent). Then, in March 2013, IEnova sold 18.9 percent of its common shares in a private offering in the U.S. and outside of Mexico and in a concurrent initial public offering in Mexico for net proceeds of $574 million (U.S. equivalent) (133).

▪
In February 2013, Sempra Natural Gas completed the sale of one 625-MW block of its Mesquite Power plant to the Salt River Project Agricultural Improvement and Power District for $371 million in cash (144).

▪
In May 2013, the CPUC approved a final decision in the California Utilities’ 2012 General Rate Case (2012 GRC). In the second quarter of 2013, SDG&E and SoCalGas recorded earnings of $52 million and $25 million, respectively, from the retroactive impact for full-year 2012 as a result of the final decision (213).

▪
In June 2013, Southern California Edison announced that it would permanently retire SONGS, which has been offline since early 2012 due to operating issues. Consequently, we recorded a $200 million pretax loss from plant closure representing the portion of SDG&E’s net investment in the facility and SDG&E’s associated costs incurred through the closure date, including replacement power costs, that management estimates may not be recovered in rates (208).

▪
In June 2013, Eletrans II S.A., a joint venture between Sempra South American Utilities’ Chilquinta Energía and Sociedad Austral de Electricidad Sociedad Anónima (SAESA), was awarded the construction of two 220-kilovolt (kV) transmission lines in Chile (64).

▪	In October 2013, SDG&E redeemed all six series of its outstanding shares of contingently redeemable preferred stock for $83 million (including call premium and accrued dividends) (205).

▪	SDG&E continued to settle claims related to the 2007 California wildfire litigation; there are approximately 40 cases left to be resolved (220).

▪	Updates for projects at Sempra Mexico’s IEnova subsidiary:

□
In January 2013, PEMEX announced that the first phase of the Los Ramones Pipeline project, or Los Ramones I, was assigned to and will be developed by our joint venture with PEMEX; construction began in January 2014. Los Ramones I will be a 70-mile natural gas pipeline from the northern portion of the state of Tamaulipas bordering the United States to Los Ramones in the Mexican state of Nuevo León (65).

□	In the third quarter of 2013, IEnova began construction on the first phase, or approximately 300 miles, of the Sonora Pipeline, a 500-mile natural gas pipeline network in northern Mexico (65).

□
In the third quarter of 2013, through its joint venture with PEMEX, IEnova began construction on the Ethane Pipeline, a 140-mile pipeline to transport ethane from Tabasco, Mexico to Veracruz, Mexico (65).

□	In the fourth quarter of 2013, IEnova began construction on the Energía Sierra Juárez wind project (65).

▪	Updates for projects at Sempra Renewables:

□	In March 2013, we started construction on Copper Mountain Solar 3 (CMS 3), which will have 250 MW of generating capacity when completed (66).

□	In the third quarter of 2013, Sempra Renewables sold 50-percent equity interests in Copper Mountain Solar 2 and Mesquite Solar 1 to ConEdison Development (144).

□	In September 2013, Sempra Renewables acquired the rights to develop the 75-MW Broken Bow 2 Wind project in Custer County, Nebraska (66).

▪	Updates for Sempra Natural Gas’ Cameron liquefaction project:

□
In May 2013, Sempra Natural Gas signed a joint venture agreement (subject to a final investment decision, finalization of permit authorizations, securing financing commitments and other conditions) with affiliates of GDF SUEZ S.A., Mitsubishi Corporation (through a related company jointly established with Nippon Yusen Kabushiki Kaisha (NYK)), and Mitsui & Co., Ltd. each to acquire 16.6 percent equity in the existing facilities and the Cameron liquefaction project. We will have a 50.2-percent interest in the joint venture (67).

□
In May 2013, Sempra Natural Gas signed 20-year liquefaction and regasification tolling capacity agreements (subject to a final investment decision, finalization of permit authorizations, securing financing commitments and other conditions) with GDF SUEZ S.A. and affiliates of Mitsubishi Corporation and Mitsui & Co., Ltd. to subscribe the full nameplate capacity of the facility (68).

□
In June and November 2013, Sempra Natural Gas signed agreements totaling 1.45 Bcf per day of firm natural gas transportation service to Cameron LNG on the Cameron Interstate Pipeline (subject to effectiveness of the liquefaction and regasification tolling capacity agreements) with GDF SUEZ S.A. and affiliates of Mitsubishi Corporation and Mitsui & Co., Ltd. The terms of these agreements are concurrent with the liquefaction and regasification tolling capacity agreements (68).

RESULTS OF OPERATIONS

We discuss the following in Results of Operations:

▪	Overall results of our operations and factors affecting those results

▪	Our segment results

▪	Significant changes in revenues, costs and earnings between periods

OVERALL RESULTS OF OPERATIONS OF SEMPRA ENERGY AND FACTORS AFFECTING THE RESULTS

The graphs below show our overall operations from 2009 to 2013.

OVERALL OPERATIONS OF SEMPRA ENERGY FROM 2009 TO 2013
(Dollars and shares in millions, except per share amounts)

In 2013, our earnings increased by $142 million (17%) to $1.0 billion and our diluted earnings per share increased by $0.53 per share (15%) to $4.01 per share. The net increases in our earnings and diluted earnings per share were primarily impacted by the following increases (decreases), by segment:

SDG&E

▪	$61 million higher earnings from CPUC base operations and electric transmission, including Sunrise Powerlink

▪	$52 million ($0.21 per share) favorable impact on 2013 earnings from the retroactive impact for 2012 of the 2012 GRC, for which a final decision by the CPUC was issued in the second quarter of 2013

▪	$(119) million ($0.48 per share) charge for loss from plant closure associated with SDG&E’s investment in the SONGS nuclear facility

▪
$(54) million from an income tax benefit recorded in 2012 related to a change in the income tax treatment of certain repairs expenditures, the lower rate of return authorized in our CPUC cost of capital proceeding and higher interest expense

SoCalGas

▪	$51 million higher operating margin and newly recovered costs as a result of the 2012 GRC

▪	$25 million ($0.10 per share) favorable impact on 2013 earnings from the retroactive impact for 2012 of the 2012 GRC

Sempra Mexico

▪	$(26) million decrease in Sempra Mexico’s earnings for earnings attributable to noncontrolling interests at IEnova following its March 2013 offerings of 18.9 percent of its common stock

Sempra Renewables

▪	$24 million ($0.10 per share) gains from the sale of 50-percent equity interests in MS 1 and CMS 2 in 2013

▪
$(50) million lower deferred income tax benefits, including $5 million decrease from U.S. Treasury grant sequestration in 2013, as a result of solar and wind generating assets placed in service in 2012

Sempra Natural Gas

▪
$239 million ($0.97 per share) in noncash impairment charges in 2012 to write down our investment in Rockies Express, partially offset by a $25 million income tax make-whole payment received in 2012 from Kinder Morgan ($0.10 per share)

▪	$44 million ($0.18 per share) gain on the sale of one 625-MW block of Sempra Natural Gas’ 1,250-MW Mesquite Power natural gas-fired power plant in the first quarter of 2013

▪
$41 million higher earnings from LNG operations, primarily due to lower of cost or market adjustments in 2012 associated with the timing of cargoes, the impact of higher natural gas prices on marketing operations and lower costs resulting from commercial arrangements entered into with affiliates

Parent and Other

▪	$(63) million ($0.25 per share) income tax expense in the first quarter of 2013 resulting from a corporate reorganization in connection with the IEnova stock offerings

▪	$(54) million ($0.22 per share) income tax benefit in 2012 primarily associated with our decision to hold life insurance contracts kept in support of certain benefit plans to term

Diluted earnings per share for 2013 compared to 2012 were also impacted by an increase in the number of shares outstanding (decrease of $0.05 per share).

Our earnings in 2012 decreased by $472 million (35%) to $859 million compared to 2011. Diluted earnings per share for 2012 decreased by $2.03 per share to $3.48 per share.  The decreases were primarily due to:

▪
a $277 million ($1.15 per share) gain resulting from the remeasurement of our equity method investments at our South American Utilities segment related to its acquisition of additional interests in Chilquinta Energía and Luz del Sur in April 2011;

▪
$239 million ($0.97 per share) in noncash impairment charges in 2012 to write down our investment in Rockies Express, partially offset by a $25 million income tax make-whole payment received from Kinder Morgan ($0.10 per share); and

▪	lower earnings at Sempra Natural Gas and Sempra Mexico in 2012 compared to 2011 primarily due to the end of the DWR contract in September 2011; offset by

▪	improved results at the California Utilities, Sempra Renewables and Parent and Other.

Diluted earnings per share for 2012 compared to 2011 were also impacted by an increase in the number of shares outstanding (decrease of $0.08 per share).

The following table shows our earnings (losses) by segment, which we discuss below in “Segment Results.”

SEMPRA ENERGY EARNINGS (LOSSES) BY SEGMENT 2011-2013
(Dollars in millions)
	Years ended December 31,
	2013		2012		2011
California Utilities:
SDG&E(1)	$404	41%	$484	56%	$431	32%
SoCalGas(2)	364	37	289	34	287	22
Sempra International:
Sempra South American Utilities	153	15	164	19	425	32
Sempra Mexico	122	12	157	18	192	14
Sempra U.S. Gas & Power:
Sempra Renewables	62	6	61	7	7	1
Sempra Natural Gas	64	6	(241)	(28)	115	9
Parent and other(3)	(168)	(17)	(55)	(6)	(126)	(10)
Earnings	$1,001	100%	$859	100%	$1,331	100%
(1)		After preferred dividends and 2013 call premium on preferred stock.
(2)		After preferred dividends.
(3)		Includes after-tax interest expense ($144 million in 2013, $150 million in 2012 and $138 million in 2011), intercompany eliminations recorded in consolidation and certain corporate costs.

SEGMENT RESULTS

The following section is a discussion of earnings (losses) by Sempra Energy segment, as presented in the table above. Variance amounts are the after-tax earnings impact (based on applicable statutory tax rates), unless otherwise noted.

EARNINGS BY SEGMENT – CALIFORNIA UTILITIES
(Dollars in millions)

SDG&E

Our SDG&E segment recorded earnings of:

▪	$404 million in 2013 ($411 million before preferred dividends and call premium)

▪	$484 million in 2012 ($489 million before preferred dividends)

▪	$431 million in 2011 ($436 million before preferred dividends)

The decrease of $80 million (17%) in 2013 was primarily due to:

▪	$119 million charge for loss from plant closure associated with SDG&E’s investment in SONGS;

▪
$22 million income tax benefit recorded in the third quarter of 2012 for full-year 2011 from the change in the income tax treatment of certain repairs expenditures, as we discuss below in “Income Taxes;”

▪	$20 million lower CPUC-authorized rate of return established in the CPUC cost of capital proceeding effective as of January 1, 2013;

▪	$12 million higher interest expense;

▪	$11 million loss of revenue from SONGS due to the early closure of the plant; and

▪	$6 million for the recovery from the U.S. Department of Energy (DOE) in 2012 of incremental costs incurred in prior years for the long-term storage of spent nuclear fuel; offset by

▪	$52 million favorable impact on 2013 earnings from the retroactive application for 2012 of the final decision in the 2012 GRC;

▪	$38 million higher CPUC base operating margin as a result of the final 2012 GRC decision, net of operating costs; and

▪	$23 million higher electric transmission margin (including Sunrise Powerlink).

The increase in earnings of $53 million (12%) in 2012 compared to 2011 was primarily due to:

▪	$52 million reduction in 2012 income tax expense primarily due to a change in the income tax treatment of certain repairs expenditures, as we discuss below in “Income Taxes;”

▪	$33 million higher earnings related to Sunrise Powerlink;

▪	$13 million higher earnings for Desert Star in 2012, which was acquired in October 2011;

▪	$11 million higher electric transmission margin (excluding Sunrise Powerlink);

▪	$8 million increase in AFUDC related to equity (excluding Sunrise Powerlink);

▪	$7 million lower expense associated with the settlement of 2007 wildfire claims; and

▪	$6 million for the recovery from the DOE in 2012 of incremental costs incurred in prior years for the long-term storage of spent nuclear fuel; offset by

▪
$28 million higher depreciation and operation and maintenance expenses related to CPUC-regulated operations (excluding insurance premiums for wildfire coverage, litigation and Desert Star) with no corresponding increase in the CPUC-authorized margin in 2012 due to the delay in the 2012 GRC decision;

▪
$18 million unfavorable earnings impact due to higher revenues in 2011 associated with incremental wildfire insurance premiums (revenues in 2011 were for an 18-month period compared to a 12-month period in 2012);

▪	$18 million higher interest expense;

▪	$6 million lower regulatory incentive awards; and

▪	$5 million higher litigation expense.

SoCalGas

Our SoCalGas segment recorded earnings of:

▪	$364 million in 2013 ($365 million before preferred dividends)

▪	$289 million in 2012 ($290 million before preferred dividends)

▪	$287 million in 2011 ($288 million before preferred dividends)

The increase of $75 million (26%) in 2013 was primarily due to:

▪	$36 million higher CPUC base operating margin as a result of the final 2012 GRC decision and lower non-refundable operating costs;

▪	$25 million favorable impact on 2013 earnings from the retroactive application for 2012 of the final decision in the 2012 GRC;

▪	$20 million higher favorable resolution of prior years’ income tax issues in 2013; and

▪
$15 million due to costs associated with the Transmission Integrity Management Program (TIMP) being expensed in 2012 now being fully recovered (balanced) in revenues pursuant to the 2012 GRC; offset by

▪	$14 million lower CPUC-authorized rate of return established in the CPUC cost of capital proceeding effective as of January 1, 2013.

The increase of $2 million (1%) in 2012 compared to 2011 was primarily due to:

▪	$37 million from a lower effective tax rate, primarily due to a change in the income tax treatment of certain repairs expenditures, as we discuss below in “Income Taxes;” and

▪	$6 million from an increase in AFUDC related to equity; offset by

▪
$37 million increase in non-refundable operating expenses, primarily due to depreciation and expenses related to the TIMP, with no corresponding increase in CPUC-authorized margin in 2012 due to the delay in the 2012 GRC decision; and

▪	$2 million higher bad debt accruals.

EARNINGS BY SEGMENT – SEMPRA INTERNATIONAL
(Dollars in millions)

Sempra South American Utilities

Our Sempra South American Utilities segment recorded earnings of:

▪	$153 million in 2013

▪	$164 million in 2012

▪	$425 million in 2011

The decrease in earnings of $11 million (7%) in 2013 was primarily due to:

▪
$11 million equity losses related to our investments in two Argentine natural gas utility holding companies, including $7 million noncash impairment charge in the first quarter of 2013 and $4 million loss from the sale of the investments in the second quarter of 2013; and

▪	$4 million equity losses from our joint venture in Chile in 2013 resulting from a forward exchange contract to manage foreign currency exchange rate risk; offset by

▪	$4 million lower income tax expense from an unfavorable resolution of prior years’ tax matters in 2012.

The decrease in earnings of $261 million in 2012 compared to 2011 was primarily due to:

▪	a $277 million gain related to the remeasurement of the Chilquinta Energía and Luz del Sur equity method investments in April 2011; and

▪	$12 million earnings in 2011 from foreign currency rate effect mainly for a previously held U.S. dollar monetary position in Chile; offset by

▪	$21 million higher earnings in 2012 due to the acquisition of additional interests in Chilquinta Energía and Luz del Sur in April 2011; and

▪	$7 million higher earnings from operations in 2012 primarily attributable to an increase in customer base and higher consumption.

Sempra Mexico

Sempra Mexico recorded earnings of:

▪	$122 million in 2013

▪	$157 million in 2012

▪	$192 million in 2011

The decrease of $35 million (22%) in 2013 was primarily due to:

▪	$26 million decrease in Sempra Mexico’s earnings for earnings attributable to noncontrolling interests at IEnova following its stock offerings in March 2013;

▪	$13 million increase in deferred income tax liability due to Mexico income tax law enacted in the fourth quarter of 2013 and effective January 1, 2014, as we discuss below in “Income Taxes;”

▪
$10 million lower earnings mainly due to administrative expenses related to the new IEnova public company structure, scheduled plant maintenance at our Mexicali power plant in 2013, and the net impact of changes in affiliate agreements;

▪	$7 million negative translation effect primarily on Peso-denominated tax receivables; and

▪	$6 million higher interest expense, including interest associated with the IEnova debt offering in February 2013; offset by

▪	$19 million AFUDC related to equity associated with construction of the natural gas pipeline in Sonora; and

▪	$7 million lower income tax expense, including the favorable impact of Mexican currency inflation and translation adjustments in 2013 compared to 2012.

The decrease in earnings of $35 million (18%) in 2012 compared to 2011 was primarily due to:

▪
$43 million lower earnings at our Mexicali power plant in 2012 compared to 2011 primarily due to the expiration of the DWR contract in September 2011, which resulted in a change in the intercompany agreement with Sempra Natural Gas effective January 1, 2012. This decrease was partially offset by an increase in earnings from a prior year outage at the plant; and

▪
$8 million income tax expense in 2012 compared to $12 million income tax benefit in 2011, primarily related to Mexican currency translation and inflation adjustments and to changes in tax valuation allowances, net of the effects of a Mexican peso income tax hedge; offset by

▪	$22 million in improved operations primarily due to increased earnings from Sempra Mexico’s joint venture with PEMEX and from Sempra Mexico’s LNG operations; and

▪	$4 million positive translation effect on Peso-denominated receivables.

EARNINGS (LOSSES) BY SEGMENT – SEMPRA U.S. GAS & POWER
(Dollars in millions)

Sempra Renewables

Sempra Renewables recorded earnings of:

▪	$62 million in 2013

▪	$61 million in 2012

▪	$7 million in 2011

The increase in earnings of $1 million (2%) in 2013 was primarily due to:

▪	$24 million gains from the sale of 50-percent equity interests in Mesquite Solar 1 and Copper Mountain Solar 2;

▪	$16 million higher earnings attributable to our wind assets; and

▪	$13 million higher earnings from our solar assets, including $6 million from interest rate hedges; offset by

▪	$50 million lower deferred income tax benefits, including $5 million decrease from U.S. Treasury grant sequestration in 2013, as a result of solar and wind generating assets placed in service in 2012.

The increase in earnings of $54 million in 2012 compared to 2011 was primarily due to:

▪	$35 million higher deferred income tax benefits as a result of increased investments in solar and wind generating assets in 2012;

▪	$7 million higher production tax credits from our wind assets;

▪	$6 million higher earnings attributable to our solar assets; and

▪	$3 million higher interest income.

Sempra Natural Gas

Sempra Natural Gas recorded earnings (losses) of:

▪	$64 million in 2013

▪	$(241) million in 2012

▪	$115 million in 2011

The change in 2013 was primarily due to:

▪	$239 million write-down of our investment in Rockies Express in 2012;

▪	$44 million gain in 2013 on the sale of a 625-MW block of the Mesquite Power plant, net of related expenses;

▪
$41 million higher earnings from LNG operations, primarily due to lower of cost or market adjustments in 2012 associated with the timing of cargoes, the impact of higher natural gas prices on marketing operations and lower costs resulting from commercial arrangements entered into with affiliates;

▪	$11 million lower interest expense and operating costs at the Mesquite Power plant due to the sale of one block of the plant in the first quarter of 2013; and

▪	$10 million improved results at our marketing and storage operations primarily driven by sales of natural gas in 2013; offset by

▪	a $25 million payment received from Kinder Morgan in 2012 due to tax impacts related to the sale of their interest in Rockies Express; and

▪	$12 million lower earnings at Sempra Rockies Marketing due to expiring capacity release contracts.

 The change in 2012 compared to 2011 was primarily due to:

▪	$239 million write-down of our investment in Rockies Express in 2012;

▪
$121 million lower earnings from natural gas power plant operations in 2012 compared to 2011 primarily from lower natural gas and power prices, including the impact from the end of the DWR contract as of September 30, 2011; and

▪
$44 million lower earnings from LNG primarily due to lower natural gas prices, timing of cargo marketing operations, and costs in 2012 related to the development of the Cameron liquefaction project; offset by

▪	a $25 million payment received from Kinder Morgan due to tax impacts related to the sale of their interest in Rockies Express; and

▪	$23 million operating losses in 2011 from the El Dorado power plant sold to SDG&E as of October 1, 2011.

Parent and Other

Losses for Parent and Other were

▪	$168 million in 2013

▪	$55 million in 2012

▪	$126 million in 2011

The increase in losses of $113 million in 2013 was primarily due to:

▪	$63 million income tax expense resulting from a corporate reorganization in connection with the IEnova stock offerings;

▪
$54 million income tax benefit in 2012 primarily associated with our decision to hold life insurance contracts kept in support of certain benefit plans to term, as we discuss below in “Income Taxes;” and

▪	$42 million higher net interest expense primarily due to lower intercompany interest income from a debt restructuring at Sempra Natural Gas and increased borrowings from Sempra Renewables; offset by

▪
$42 million higher income tax benefits, excluding income tax items discussed above, primarily due to higher favorable resolution of prior years’ income tax issues and the timing of a change in tax law. We discuss this new law, the American Taxpayer Relief Act of 2012, in “Income Taxes” below.

The decrease in losses of $71 million (56%) in 2012 compared to 2011 was primarily due to:

▪	$54 million income tax benefit primarily associated with the decision to hold life insurance contracts to term, as we discuss below in “Income Taxes;”

▪
$20 million higher investment gains on dedicated assets in support of our executive retirement and deferred compensation plans, net of the increase in deferred compensation liability associated with the investments;

▪	$15 million equity losses in 2011 from the RBS Sempra Commodities joint venture, including a $10 million write-down of the investment; and

▪	higher earnings from foreign currency exchange effects mainly related to a Chilean holding company, and hedging transactions; offset by

▪	$27 million lower income tax benefits, excluding the $54 million income tax benefit discussed above.

CHANGES IN REVENUES, COSTS AND EARNINGS

This section contains a discussion of the differences between periods in the specific line items of the Consolidated Statements of Operations for Sempra Energy, SDG&E and SoCalGas.

Utilities Revenues

Our utilities revenues include

Natural gas revenues at:

▪	SDG&E

▪	SoCalGas

▪	Sempra Mexico’s Ecogas

▪	Sempra Natural Gas’ Mobile Gas and Willmut Gas

Electric revenues at:

▪	SDG&E

▪	Sempra South American Utilities’ Chilquinta Energía and Luz del Sur

Intercompany revenues included in the separate revenues of each utility are eliminated in the Sempra Energy Consolidated Statements of Operations.

The California Utilities

The current regulatory framework for SoCalGas and SDG&E permits the cost of natural gas purchased for core customers (primarily residential and small commercial and industrial customers) to be passed through to customers in rates substantially as incurred. However, SoCalGas’ Gas Cost Incentive Mechanism provides SoCalGas the opportunity to share in the savings and/or costs from buying natural gas for its core customers at prices below or above monthly market-based benchmarks. This mechanism permits full recovery of costs incurred when average purchase costs are within a price range around the benchmark price. Any higher costs incurred or savings realized outside this range are shared between the core customers and SoCalGas. We provide further discussion in Notes 1 and 14 of the Notes to Consolidated Financial Statements.

The regulatory framework also permits SDG&E to recover the actual cost incurred to generate or procure electricity based on annual estimates of the cost of electricity supplied to customers. The differences in cost between estimates and actual are recovered in the next year through rates.

The table below summarizes Utilities Revenues and Cost of Sales for Sempra Energy, net of intercompany activity.

UTILITIES REVENUES AND COST OF SALES 2011-2013
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Electric revenues:
SDG&E	$3,537	$3,226	$2,830
Sempra South American Utilities	1,383	1,349	1,009
Eliminations and adjustments	(9)	(7)	(6)
Total	4,911	4,568	3,833
Natural gas revenues:
SoCalGas	3,736	3,282	3,816
SDG&E	529	468	543
Sempra Mexico	97	75	91
Sempra Natural Gas	109	96	93
Eliminations and adjustments	(73)	(48)	(54)
Total	4,398	3,873	4,489
Total utilities revenues	$9,309	$8,441	$8,322
Cost of electric fuel and purchased power:
SDG&E	$1,019	$892	$715
Sempra South American Utilities	913	868	682
Total	$1,932	$1,760	$1,397
Cost of natural gas:
SoCalGas	$1,362	$1,074	$1,568
SDG&E	204	151	226
Sempra Mexico	63	45	63
Sempra Natural Gas	35	25	27
Eliminations and adjustments	(18)	(5)	(18)
Total	$1,646	$1,290	$1,866

Sempra Energy Consolidated

Electric Revenues

Our electric revenues increased by $343 million (8%) to $4.9 billion in 2013 primarily due to:

▪	$311 million increase at SDG&E, including:

□	$140 million higher authorized revenues from electric transmission,

□	$127 million increase in cost of electric fuel and purchased power,

□
$94 million higher authorized revenue from implementation of the 2012 GRC decision and 2013 attrition. Due to the delay in the issuance of the 2012 GRC decision by the CPUC, 2012 authorized revenue was essentially unchanged from the 2011 authorized revenue, and

□	$61 million increase due to the retroactive application in 2013 of the 2012 GRC decision for the period from January 2012 through December 2012, offset by

□	$40 million lower recovery of costs associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses,

□	$33 million loss of revenue from SONGS due to the early closure of the plant, and

□	$30 million lower CPUC-authorized rate of return established in the CPUC cost of capital proceeding effective as of January 1, 2013; and

▪	$34 million increase at our South American utilities primarily due to higher volumes, net of foreign currency exchange rate effects.

In 2012 compared to 2011, our electric revenues increased by $735 million (19%) to $4.6 billion primarily due to:

▪	$396 million increase at SDG&E, which we discuss below; and

▪
$340 million increase at our South American utilities, primarily from the consolidation of Chilquinta Energía and Luz del Sur acquired in April 2011. In addition, electric revenues increased due to higher commodity prices and volume at Luz del Sur, offset by lower commodity prices at Chilquinta Energía.

Our utilities’ cost of electric fuel and purchased power increased by $172 million (10%) to $1.9 billion in 2013 primarily due to:

▪
$127 million increase in SDG&E’s cost of electric fuel and purchased power primarily due to the incremental cost and purchases of renewable energy, and increased cost of other purchased power primarily due to higher power prices, slightly offset by lower demand driven by an overall cooler summer in 2013 compared to 2012; and

▪	$45 million increase at our South American utilities driven primarily by higher volumes and higher costs of purchased power, net of foreign currency exchange rate effects.

Our utilities’ cost of electric fuel and purchased power increased by $363 million (26%) to $1.8 billion in 2012 compared to 2011 primarily due to:

▪	$186 million increase at Chilquinta Energía and Luz del Sur associated with the higher revenues; and

▪	$177 million increase at SDG&E, which we discuss below.

Natural Gas Revenues

In 2013, Sempra Energy’s natural gas revenues increased by $525 million (14%) to $4.4 billion, and the cost of natural gas increased by $356 million (28%) to $1.6 billion. The increase in natural gas revenues included

▪	an increase in cost of natural gas sold at both SoCalGas and SDG&E, as we discuss below;

▪
increases of $64 million and $20 million at SoCalGas and SDG&E, respectively, primarily due to higher authorized revenues from implementation of the 2012 GRC decision and 2013 attrition. Due to the delay in the issuance of the 2012 GRC decision by the CPUC, 2012 authorized revenue was essentially unchanged from the 2011 authorized revenue;

▪	higher recovery of costs at SoCalGas associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses; and

▪	$30 million increase due to the retroactive application in 2013 of the 2012 GRC decision for the period from January 2012 through December 2012.

In 2012 compared to 2011, Sempra Energy’s natural gas revenues decreased by $616 million (14%) to $3.9 billion, and the cost of natural gas decreased by $576 million (31%) to $1.3 billion. The decrease in natural gas revenues included

▪	$494 million and $75 million decreases in cost of natural gas sold at SoCalGas and SDG&E, respectively, from lower natural gas prices and volumes sold; and

▪	$64 million lower recovery of the California Utilities’ costs associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses.

We discuss the changes in revenues and cost of natural gas individually for SDG&E and SoCalGas below.

SDG&E: Electric Revenues and Cost of Electric Fuel and Purchased Power

The table below shows electric revenues for SDG&E. Because the cost of electricity is substantially recovered in rates, changes in the cost are reflected in the changes in revenues. In addition to the change in cost, electric revenues recorded during a period are impacted by customer billing cycles causing a difference between customer billings and recorded or authorized costs.  These differences are required to be balanced over time, resulting in over- and undercollected regulatory balancing accounts. We discuss balancing accounts and their effects further in Note 1 of the Notes to Consolidated Financial Statements.

SDG&E
ELECTRIC DISTRIBUTION AND TRANSMISSION 2011-2013
(Volumes in millions of kilowatt-hours, dollars in millions)
	Years ended December 31,
	2013		2012		2011
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Residential	7,392	$1,283	7,587	$1,242	7,374	$1,215
Commercial	6,722	1,080	6,902	1,017	6,736	1,000
Industrial	1,962	257	2,042	249	2,037	247
Direct access(1)	3,593	151	3,399	148	3,265	148
Street and highway lighting	87	12	95	13	100	14
	19,756	2,783	20,025	2,669	19,512	2,624
CAISO shared transmission revenue - net(2)		268		64		11
Other revenues		172		134		106
Balancing accounts		314		359		89
Total(3)		$3,537		$3,226		$2,830
(1)
The Direct Access (DA) program, which offered all customers the option to purchase their electric commodity services from a third-party Energy Service Provider (ESP) instead of continuing to receive these services from SDG&E, was implemented in 1998 and suspended in 2001. In 2009, Senate Bill 695 required the CPUC to develop a process and rules for a limited re-opening of DA to be phased in over a period of time. In 2010, the CPUC adopted the process and rules for the limited re-opening of DA for non-residential customers under a 4-year phase-in schedule. The 2013 tranche of non-residential customers switching to DA resulted in higher volumes in 2013. The increase in revenues from the higher volumes was offset by lower tariffs in 2013 compared to 2012.

(2)
California Independent System Operator (CAISO) shared transmission revenue increased in both 2013 and 2012 compared to the prior year due to the Sunrise Powerlink transmission line being placed in service in June 2012.

(3)		Includes sales to affiliates of $9 million in 2013, $7 million in 2012 and $6 million in 2011.

SDG&E’s electric revenues increased by $311 million (10%) to $3.5 billion in 2013 primarily due to:

▪	$140 million higher authorized revenues from electric transmission including:

□	$80 million from placing the Sunrise Powerlink transmission line in service in June 2012, and

□	$60 million from increased investment in other transmission assets;

▪
$127 million increase in cost of electric fuel and purchased power primarily due to the incremental cost and purchases of renewable energy, and increased cost of other purchased power primarily due to higher power prices, slightly offset by lower demand driven by an overall cooler summer in 2013 compared to 2012;

▪
$94 million higher authorized revenue from implementation of the 2012 GRC decision and 2013 attrition. Due to the delay in the issuance of the 2012 GRC decision by the CPUC, SDG&E’s 2012 authorized revenue was essentially unchanged from the 2011 authorized revenue; and

▪	$61 million increase due to the retroactive application in 2013 of the 2012 GRC decision for the period from January 2012 through December 2012; offset by

▪	$40 million lower recovery of costs associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses;

▪	$33 million loss of revenue from SONGS due to the early closure of the plant; and

▪	$30 million lower CPUC-authorized rate of return established in the CPUC cost of capital proceeding effective as of January 1, 2013.

In 2012 compared to 2011, electric revenues increased by $396 million (14%) to $3.2 billion at SDG&E, primarily due to:

▪	$177 million increase in cost of electric fuel and purchased power in 2012 including:

□	$100 million due to the incremental cost of renewable energy and other purchased power, and

□	$77 million due to the cost of power purchased to replace power scheduled to be generated and delivered to SDG&E from SONGS;

▪	$130 million higher authorized revenues from electric transmission including:

□	$83 million from placing the Sunrise Powerlink transmission line in service in June 2012, and

□	$47 million from increased investment in other transmission assets;

▪	$45 million higher authorized revenues from electric generation, primarily due to the acquisition of the Desert Star generation facility in October 2011;

▪	$42 million higher recoverable expenses that are fully offset in operation and maintenance expenses; and

▪	$21 million from advanced meter program costs; offset by

▪	$22 million lower revenues associated with incremental wildfire insurance premiums; and

▪	$10 million lower regulatory awards.

We do not include in the Consolidated Statements of Operations the commodity costs (and the revenues to recover those costs) associated with long-term contracts that are allocated to SDG&E by the California DWR. However, we do include the associated volumes and distribution revenues in the table above. We provide further discussion of these contracts in Notes 1 and 14 of the Notes to Consolidated Financial Statements.

SDG&E and SoCalGas: Natural Gas Revenues and Cost of Natural Gas

The following tables show natural gas revenues for SDG&E and SoCalGas. Because the cost of natural gas is recovered in rates, changes in the cost are reflected in the changes in revenues. In addition to the change in market prices, natural gas revenues recorded during a period are impacted by the difference between customer billings and recorded or CPUC-authorized costs.  These differences are required to be balanced over time, resulting in over- and undercollected regulatory balancing accounts. We discuss balancing accounts and their effects further in Note 1 of the Notes to Consolidated Financial Statements.

SDG&E
NATURAL GAS SALES AND TRANSPORTATION 2011-2013
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2013:
Residential	31	$323	―	$1	31	$324
Commercial and industrial	15	98	9	13	24	111
Electric generation plants	―	―	25	15	25	15
	46	$421	34	$29	80	450
Other revenues						42
Balancing accounts						37
Total(1)						$529
2012:
Residential	30	$266	―	$1	30	$267
Commercial and industrial	15	76	8	11	23	87
Electric generation plants	―	―	37	15	37	15
	45	$342	45	$27	90	369
Other revenues						40
Balancing accounts						59
Total(1)						$468
2011:
Residential	32	$341	―	$1	32	$342
Commercial and industrial	15	103	8	10	23	113
Electric generation plants	―	―	25	8	25	8
	47	$444	33	$19	80	463
Other revenues						36
Balancing accounts						44
Total(1)						$543
(1) Includes sales to affiliates of $3 million in 2013, $2 million in 2012 and $1 million in 2011.

In 2013, SDG&E’s natural gas revenues increased by $61 million (13%) to $529 million, and the cost of natural gas increased by $53 million (35%) to $204 million. The increase in revenues was primarily due to:

▪	higher cost of natural gas sold, as we discuss below;

▪
$20 million higher authorized revenue from implementation of the 2012 GRC decision and 2013 attrition. Due to the delay in the issuance of the 2012 GRC decision by the CPUC, SDG&E’s 2012 authorized revenue was essentially unchanged from the 2011 authorized revenue; and

▪	$5 million increase from the retroactive application in 2013 of the 2012 GRC decision for the period from January 2012 through December 2012; offset by

▪	$5 million lower recovery of costs associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses.

In 2012 compared to 2011, SDG&E’s natural gas revenues decreased by $75 million (14%) to $468 million, and the cost of natural gas decreased by $75 million (33%) to $151 million. The decrease in revenues was primarily due to:

▪	the decrease in cost of natural gas sold from lower natural gas prices and volumes sold, as we discuss below; and

▪	$13 million lower recovery of costs associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses; offset by

▪	$10 million increase associated with the advanced meter program.

SDG&E’s average cost of natural gas was $4.49 per thousand cubic feet (Mcf) for 2013, $3.62 per Mcf for 2012 and $4.83 per Mcf for 2011. In 2013, the 24-percent increase of $0.87 per Mcf resulted in higher revenues and cost of $40 million compared to 2012.

In 2012, the 25-percent decrease of $1.21 per Mcf resulted in lower revenues and cost of $54 million compared to 2011. The decrease in the cost of natural gas sold was also attributable to lower volumes, which resulted in lower revenues and cost of $9 million.

SOCALGAS
NATURAL GAS SALES AND TRANSPORTATION 2011-2013
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2013:
Residential	234	$2,204	2	$8	236	$2,212
Commercial and industrial	100	691	293	242	393	933
Electric generation plants	―	―	200	44	200	44
Wholesale	―	―	170	27	170	27
	334	$2,895	665	$321	999	3,216
Other revenues						101
Balancing accounts						419
Total(1)						$3,736
2012:
Residential	234	$1,963	2	$8	236	$1,971
Commercial and industrial	101	608	283	240	384	848
Electric generation plants	―	―	231	39	231	39
Wholesale	―	―	175	24	175	24
	335	$2,571	691	$311	1,026	2,882
Other revenues						91
Balancing accounts						309
Total(1)						$3,282
2011:
Residential	253	$2,358	1	$4	254	$2,362
Commercial and industrial	103	759	272	219	375	978
Electric generation plants	―	―	166	42	166	42
Wholesale	―	―	148	19	148	19
	356	$3,117	587	$284	943	3,401
Other revenues						99
Balancing accounts						316
Total(1)						$3,816
(1) Includes sales to affiliates of $70 million in 2013, $46 million in 2012 and $53 million in 2011.

In 2013, SoCalGas’ natural gas revenues increased by $454 million (14%) to $3.7 billion, and the cost of natural gas increased by $288 million (27%) to $1.4 billion. The revenue increase included

▪	an increase in cost of natural gas sold from higher natural gas prices (as we discuss below);

▪	$76 million higher recovery of costs associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses;

▪
$64 million increase primarily due to higher authorized revenue from implementation of the 2012 GRC decision and 2013 attrition. Due to the delay in the issuance of the 2012 GRC decision by the CPUC, SoCalGas’ 2012 authorized revenue was essentially unchanged from the 2011 authorized revenue; and

▪	$25 million increase due to the retroactive application in 2013 of the 2012 GRC decision for the period from January 2012 through December 2012.

In 2012 compared to 2011, SoCalGas’ natural gas revenues decreased by $534 million (14%) to $3.3 billion, and the cost of natural gas sold decreased by $494 million (32%) to $1.1 billion. The decrease in revenues was primarily due to:

▪	the decrease in cost of natural gas sold from lower natural gas prices and volumes sold (as we discuss below); and

▪	$51 million lower recovery of costs associated with CPUC-authorized refundable programs, which revenues are fully offset in operation and maintenance expenses.

The average cost of natural gas was $4.08 per Mcf for 2013, $3.21 per Mcf for 2012 and $4.41 per Mcf for 2011. In 2013, the 27-percent increase of $0.87 per Mcf resulted in higher revenues and cost of $291 million compared to 2012.

In 2012, the 27-percent decrease of $1.20 per Mcf resulted in lower revenues and cost of $402 million compared to 2011. The decrease in the cost of natural gas sold was also attributable to lower demand for natural gas from a warmer winter in 2012.

Other Utilities: Revenues and Cost of Sales

Revenues generated by Chilquinta Energía and Luz del Sur are based on tariffs that are set by government agencies in their respective countries based on an efficient model distribution company defined by those agencies. The basis for the tariffs do not meet the requirement necessary for treatment under applicable U.S. GAAP for regulatory accounting. We discuss revenue recognition further for Chilquinta Energía and Luz del Sur in Note 1 of the Notes to Consolidated Financial Statements.

Operations of Mobile Gas, Willmut Gas and Ecogas qualify for regulatory accounting treatment under applicable U.S. GAAP, similar to the California Utilities.

The table below summarizes natural gas and electric revenue for our utilities outside of California:

OTHER UTILITIES
NATURAL GAS AND ELECTRIC REVENUES 2011-2013
(Dollars in millions)
	Years ended December 31,
	2013		2012		2011
	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Natural Gas Sales (billion cubic feet):
Sempra Mexico - Ecogas	24	$97	23	$75	22	$91
Sempra Natural Gas:
Mobile Gas	40	88	43	86	40	93
Willmut Gas(1)	3	21	1	10	―	―
Total	67	$206	67	$171	62	$184

Electric Sales (million kilowatt hours)(2):
Sempra South American Utilities:
Luz del Sur	6,984	$785	6,668	$759	4,715	$487
Chilquinta Energía	2,856	537	2,698	533	1,859	481
	9,840	1,322	9,366	1,292	6,574	968
Other service revenues		61		57		41
Total		$1,383		$1,349		$1,009
(1)		We acquired Willmut Gas in May 2012.
(2)		We accounted for Luz del Sur and Chilquinta Energía under the equity method until April 6, 2011, when they became consolidated entities upon our acquisition of additional ownership interests.

Energy-Related Businesses: Revenues and Cost of Sales

The table below shows revenues and cost of sales for our energy-related businesses.

ENERGY-RELATED BUSINESSES: REVENUES AND COST OF SALES 2011-2013
(Dollars in millions)
	Years ended December 31,
	2013		2012		2011
REVENUES
Sempra South American Utilities	$112	9%	$92	8%	$71	4%
Sempra Mexico	578	46	530	44	645	38
Sempra Renewables	82	7	68	6	22	1
Sempra Natural Gas	799	64	835	69	1,539	90
Intersegment revenues, adjustments
and eliminations(1)	(323)	(26)	(319)	(27)	(563)	(33)
Total revenues	$1,248	100%	$1,206	100%	$1,714	100%
COST OF SALES(2)
Sempra Mexico	$253	58%	$197	41%	$276	37%
Sempra Renewables	3	1	3	―	―	―
Sempra Natural Gas	497	114	581	121	1,034	139
Adjustments and eliminations(1)	(318)	(73)	(300)	(62)	(564)	(76)
Total cost of natural gas, electric fuel
and purchased power	$435	100%	$481	100%	$746	100%

Sempra South American Utilities	$84	47%	$66	41%	$45	33%
Sempra Mexico	10	6	21	13	4	3
Sempra Natural Gas	91	51	90	57	89	65
Adjustments and eliminations(1)	(7)	(4)	(18)	(11)	(1)	(1)
Total other cost of sales	$178	100%	$159	100%	$137	100%
(1)		Includes eliminations of intercompany activity.
(2)		Excludes depreciation and amortization, which are shown separately on the Consolidated Statements of Operations.

Revenues from our energy-related businesses increased by $42 million (3%) to $1.2 billion in 2013. The increase included

▪	$48 million increase at Sempra Mexico primarily due to higher natural gas and power prices, partially offset by the net impact of changes in affiliate agreements;

▪	$20 million increase at Sempra South American Utilities primarily due to higher electric construction service and energy distribution revenues at Tecnored; and

▪	$14 million increase at Sempra Renewables mainly from revenues generated by our solar assets placed in service during 2012; offset by

▪
$36 million decrease at Sempra Natural Gas primarily due to lower power production at Mesquite Power, a portion of which was due to the sale of one 625-MW block of the natural gas-fired power plant, and expiring capacity release contracts at Sempra Rockies Marketing, offset by higher physical gas sales at natural gas marketing and storage operations, and the impact of higher natural gas prices on LNG marketing operations.

In 2012 compared to 2011, revenues from our energy-related businesses decreased by $508 million (30%) to $1.2 billion. The decrease included

▪
$704 million decrease at Sempra Natural Gas due to decreased power sales in 2012 compared to 2011 primarily from the end of the DWR contract in September 2011, lower natural gas revenues from its LNG operations as a result of lower natural gas prices and volumes, and lower revenues due to power sales associated with the EMA with Sempra Mexico, which we discuss above in “Sempra Mexico – Power Business;” and

▪
$115 million decrease in 2012 compared to 2011 at Sempra Mexico primarily due to the expiration of the DWR contract, which resulted in a change in the intercompany agreement with Sempra Natural Gas effective January 1, 2012, and from lower natural gas prices at its LNG operations, partially offset by an increase in revenues due to an outage at the Mexicali power plant in 2011; offset by

▪	$244 million lower intercompany eliminations primarily associated with sales between Sempra Mexico and Sempra Natural Gas; and

▪	$46 million increase at Sempra Renewables mainly from revenues generated by our solar and wind assets.

The cost of natural gas, electric fuel and purchased power for our energy-related businesses decreased by $46 million (10%) to $435 million in 2013 primarily due to:

▪
an $84 million decrease at Sempra Natural Gas primarily due to lower natural gas costs as a result of lower power production at Mesquite Power, as discussed above, and a decrease at its LNG operations primarily due to lower natural gas sales and lower costs resulting from commercial arrangements entered into with affiliates; offset by

▪	a $56 million increase at Sempra Mexico primarily due to higher natural gas prices and costs associated with greenhouse gas allowances.

The cost of natural gas, electric fuel and purchased power for our energy-related businesses in 2012 compared to 2011 decreased by $265 million (36%) to $481 million. The decrease was primarily due to:

▪
$453 million decrease at Sempra Natural Gas primarily associated with lower natural gas prices and lower power costs associated with the EMA with Sempra Mexico, which we discuss above in “Sempra Mexico – Power Business;” and

▪	$79 million decrease at Sempra Mexico primarily due to lower natural gas prices; offset by

▪	$264 million lower intercompany eliminations primarily associated with sales between Sempra Mexico and Sempra Natural Gas.

Other cost of sales from our energy-related businesses increased by $19 million (12%) to $178 million in 2013 primarily due to costs associated with higher service revenues at Tecnored and Tecsur, including those related to electric construction and generation projects.

In 2012 compared to 2011, other cost of sales from our energy-related businesses increased by $22 million (16%) to $159 million primarily due to twelve months of cost of sales in 2012 for Tecnored and Tecsur compared to only nine months in 2011. We started consolidating Tecnored and Tecsur in April 2011.

Operation and Maintenance

In the table below, we provide a breakdown of our operation and maintenance expenses by segment.

OPERATION AND MAINTENANCE 2011-2013
(Dollars in millions)
	Years ended December 31,
	2013		2012		2011
California Utilities:
SDG&E	$1,157	39%	$1,154	39%	$1,072	38%
SoCalGas	1,324	44	1,304	44	1,305	46
Sempra International:
Sempra South American Utilities	170	6	177	6	132	5
Sempra Mexico	124	4	94	3	98	3
Sempra U.S. Gas & Power:
Sempra Renewables	46	1	34	1	17	1
Sempra Natural Gas	167	6	168	6	169	6
Parent and other(1)	7	―	25	1	32	1
Total operation and maintenance	$2,995	100%	$2,956	100%	$2,825	100%
(1)		Includes intercompany eliminations recorded in consolidation.

Sempra Energy Consolidated

While our operation and maintenance expenses remained approximately the same at $3.0 billion in 2013, it included the following activities:

▪
$30 million higher expenses at Sempra Mexico mainly due to higher administrative expenses from the new IEnova public company structure and scheduled plant maintenance at the Mexicali power plant in 2013;

▪	$20 million increase at SoCalGas, which we discuss below; and

▪
$12 million increase at Sempra Renewables primarily due to higher corporate allocations, land lease costs for CMS 3, and operating expenses of CMS 2 and MS 1 prior to the projects’ deconsolidation in the third quarter of 2013; offset by

▪	$18 million decrease at Parent and Other mainly due to higher eliminations of intersegment operating costs.

In 2012 compared to 2011, our operation and maintenance expenses increased by $131 million (5%) to $3.0 billion. The increase included

▪	$82 million increase at SDG&E, which we discuss below;

▪	$45 million increase at Sempra South American Utilities primarily from the consolidation of expenses in Chile and Peru for a full year; and

▪	$17 million higher costs at Sempra Renewables primarily due to growth in the business.

SDG&E

SDG&E’s operation and maintenance expenses remained approximately the same at $1.2 billion in 2013, and included the following activities:

▪	$36 million higher non-refundable operating costs, including:

□	$10 million recovery from the DOE in 2012 of incremental costs incurred in prior years for the long-term storage of spent nuclear fuel, and

□	$4 million increase in liability insurance premiums for wildfire coverage in 2013;

▪	$7 million higher litigation expense; and

▪	$5 million higher operation and maintenance expenses at Otay Mesa VIE; offset by

▪	$45 million lower refundable program expenses.

In 2012 compared to 2011, SDG&E’s operation and maintenance expenses increased by $82 million (8%) to $1.2 billion. The increase was primarily due to:

▪	$56 million higher other operation and maintenance costs, including:

□	$14 million associated with the Desert Star generation facility acquired by SDG&E in October 2011 and from increased costs from the operations of other electric generating facilities,

□	$12 million of advanced meter program costs, and

□	$9 million increase in liability insurance premiums for wildfire coverage, offset by

□	$10 million recovery in 2012 of incremental costs incurred in prior years for the long-term storage of spent nuclear fuel; and

▪	$29 million higher recoverable expenses primarily due to an increase in electric transmission-related operating expenses.

SoCalGas

Operation and maintenance expenses at SoCalGas increased by $20 million (2%) to $1.3 billion in 2013 primarily due to:

▪	$76 million higher refundable program expenses; offset by

▪	$49 million lower non-refundable operating costs; and

▪	$7 million insurance recovery in 2013 of previously expensed costs.

SoCalGas’ operation and maintenance expenses decreased by $1 million to $1.3 billion in 2012 compared to 2011 primarily due to:

▪	$51 million lower recoverable expenses, primarily from reduced funding requirements for employee benefit programs; offset by

▪
$49 million higher other operational and maintenance costs, including expenses related to the TIMP, with no corresponding increase in CPUC-authorized margin in 2012 due to the delay in the 2012 GRC decision.

Depreciation and Amortization

Sempra Energy Consolidated

Our depreciation and amortization expense was

▪	$1,113 million in 2013

▪	$1,090 million in 2012

▪	$976 million in 2011

The increase in 2013 was primarily due to:

▪	$36 million higher depreciation and amortization at SoCalGas from higher utility plant base; and

▪
$22 million net increase in depreciation and amortization at SDG&E mainly from Sunrise Powerlink going into service in June 2012 and higher amortization of legacy meters, offset by lower depreciation from the retirement of SONGS; offset by

▪
lower depreciation and amortization of $18 million at SDG&E and $15 million at SoCalGas due to the retroactive application to the period of January 1 to December 2012 of the extension of the useful lives of depreciable assets as adopted in the 2012 GRC; and

▪	$12 million lower depreciation expense at Sempra Natural Gas largely due to the sale of one block of the Mesquite Power plant in February 2013.

The increase in 2012 compared to 2011 included

▪	$68 million at SDG&E, primarily from higher electric plant depreciation;

▪	$31 million at SoCalGas from an increase in net utility plant base;

▪	$16 million from the consolidation of entities in Chile and Peru for a full year; and

▪	$10 million at Sempra Renewables mainly due to Mesquite Solar 1 going into service starting in December 2011; offset by

▪	$10 million decrease at Sempra Natural Gas primarily due to the sale of El Dorado in 2011.

Loss From Plant Closure

SDG&E has a 20-percent ownership interest in SONGS, a nuclear generating facility near San Clemente, California. SONGS’ Units 2 and 3 were shut down in early 2012 due to steam generator issues and, in June 2013, Southern California Edison, the majority owner and operator of SONGS, made the decision to permanently retire these two units. In the second quarter of 2013, SDG&E recorded a pretax charge of $200 million ($119 million after-tax), which represents the portion of SDG&E’s investment in SONGS and associated costs that management estimates may not be recovered in rates based on prior CPUC precedent. We discuss SONGS further in Notes 13 and 15 of the Notes to Consolidated Financial Statements.

Gain on Sale of Assets

In the first quarter of 2013, Sempra Natural Gas completed the sale of one 625-MW block of its Mesquite Power natural gas-fired power plant to the Salt River Project Agricultural Improvement and Power District for $371 million, resulting in a pretax gain on sale of the asset of $74 million ($44 million after-tax). In the third quarter of 2013, Sempra Renewables recorded pretax gains of $36 million and $4 million from the sale of 50-percent equity interests in Mesquite Solar 1 and Copper Mountain Solar 2, respectively. After-tax gains from the sales were $22 million and $2 million, respectively.

Equity Earnings (Losses), Before Income Tax

Equity earnings (losses) from our equity method investments were

▪	$31 million in 2013

▪	$(319) million in 2012

▪	$9 million in 2011

Equity losses in 2012 included a write-down of our investment in Rockies Express of $400 million, offset by a $41 million make-whole income tax provision payment received from our previous joint venture partner, Kinder Morgan.

Results for 2011 include a $16 million write-down of, and $8 million equity loss from, our investment in the RBS Sempra Commodities joint venture. We and RBS, our partner in the joint venture, sold substantially all of the partnership’s businesses and assets in four separate transactions completed in 2010 and early 2011.

We provide further details about equity method investments in Note 4 and the impairments of our Rockies Express and RBS Sempra Commodities investments in Note 10 of the Notes to Consolidated Financial Statements.

Remeasurement of Equity Method Investments

In the second quarter of 2011, we recorded a $277 million non-taxable gain from the remeasurement of our equity method investments in Chilquinta Energía in Chile and Luz del Sur in Peru.  We provide additional discussion related to this gain below in “Income Taxes” and in Note 3 of the Notes to Consolidated Financial Statements.

Other Income, Net

Sempra Energy Consolidated

Other income, net, was

▪	$140 million in 2013

▪	$172 million in 2012

▪	$130 million in 2011

Other Income, Net, includes equity-related AFUDC at the California Utilities and, starting in 2013, at Sempra Mexico; interest on regulatory balancing accounts; gains and losses from our investments and interest rate swaps; foreign currency gains and losses; and other, sundry amounts. The investment activity is on dedicated assets in support of certain executive benefit plans, as we discuss in Note 7 of the Notes to Consolidated Financial Statements.

Other income, net, decreased by $32 million (19%) to $140 million in 2013 primarily due to:

▪	$21 million decrease in equity-related AFUDC, including:

□	$32 million decrease at SDG&E primarily due to completion of construction on the Sunrise Powerlink project in June 2012, and

□	$8 million decrease at SoCalGas, offset by

□	$19 million increase at Sempra Mexico related to construction of the Sonora Pipeline; and

▪	$9 million foreign currency gains in 2012.

In 2012 compared to 2011, other income, net, increased by $42 million (32%) primarily due to:

▪	$10 million gains on interest rate and foreign exchange instruments in 2012 compared to $14 million losses in 2011; and

▪	$19 million higher gains from investment activity related to our executive retirement and deferred compensation plans in 2012.

SDG&E

Other income, net, was

▪	$40 million in 2013

▪	$69 million in 2012

▪	$79 million in 2011

The decreases in other income, net, in 2013 and 2012 were primarily due to lower AFUDC equity as a result of completion of construction on the Sunrise Powerlink project in June 2012.

We provide further details of the components of other income, net, in Note 1 of the Notes to Consolidated Financial Statements.

Interest Expense

The table below shows the interest expense for Sempra Energy Consolidated, SDG&E and SoCalGas.

INTEREST EXPENSE 2011-2013
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated	$559	$493	$465
SDG&E	197	173	142
SoCalGas	69	68	69

Sempra Energy Consolidated

Our interest expense increased in 2013 primarily due to:

▪
$46 million decrease in capitalized interest mainly due to projects placed in service, including: SDG&E’s Sunrise Powerlink, which was placed in service in June 2012; Sempra Renewables’ solar and wind projects, which went online in the fourth quarter of 2012; and additional capacity at Sempra Natural Gas’ Mississippi Hub facility, which went online in September 2012; and

▪	$20 million net increase in interest expense primarily related to long-term debt issuances, including:

□	the IEnova debt offering in February 2013,

□	long-term debt issuances in 2012 and 2013 and remarketing of industrial development bonds in 2012 from floating to fixed rates at SDG&E,

□
long-term debt issuances of $1.6 billion in March and September 2012 and November 2013 at Parent and Other, offset by lower interest expense associated with the maturity of $650 million of notes in February and November 2013, and

□	project financing of selected projects at Sempra Renewables.

In 2012 compared to 2011, our interest expense increased by $28 million (6%) primarily due to:

▪	$31 million higher interest expense at SDG&E, which we discuss below; and

▪	$19 million higher long-term debt interest expense at Parent and Other from debt issuances in 2012; offset by

▪	$24 million higher capitalized interest associated with energy projects at Sempra Renewables.

SDG&E

SDG&E’s interest expense increased $24 million (14%) in 2013 primarily due to lower AFUDC debt as a result of the Sunrise Powerlink project going into service in June 2012, the issuances of long-term debt in 2012 and 2013 and the remarketing of industrial development bonds from floating to fixed rates in 2012.

In 2012 compared to 2011, SDG&E’s interest expense increased by $31 million (22%) primarily due to issuances of long-term debt in the second half of 2011 and in March 2012, and the decrease in AFUDC debt in 2012 due to the completion of construction of Sunrise Powerlink.

Income Taxes

The table below shows the income tax expense and effective income tax rates for Sempra Energy, SDG&E and SoCalGas.

INCOME TAX EXPENSE AND EFFECTIVE INCOME TAX RATES 2011-2013
(Dollars in millions)
	Years ended December 31,
	2013		2012		2011
	Income Tax	Effective Income	Income Tax	Effective Income	Income Tax	Effective Income
	Expense	Tax Rate	Expense	Tax Rate	Expense	Tax Rate
Sempra Energy Consolidated	$366	26%	$59	6%	$394	23%
SDG&E	191	31	190	27	237	34
SoCalGas	116	24	79	21	143	33

Sempra Energy Consolidated

Sempra Energy’s income tax expense increased in 2013 compared to 2012 due to higher pretax income and a higher effective income tax rate. The higher effective income tax rate was primarily due to:

▪
$63 million income tax expense recorded in the first quarter of 2013 resulting from a corporate reorganization in connection with the IEnova stock offerings. We discuss the stock offerings further in Note 1 of the Notes to Consolidated Financial Statements;

▪
a $62 million income tax benefit recorded in 2012 for life insurance contracts, of which $54 million is primarily associated with our decision in the second quarter of 2012 to hold life insurance contracts kept in support of certain benefit plans to term. Previously, we took the position that we might cash in or sell these contracts before maturity, which required that we record deferred income taxes on unrealized gains on investments held within the insurance contracts;

▪	lower deferred income tax benefits related to renewable energy projects;

▪
lower income tax benefit in 2013 relating to certain repairs expenditures that are capitalized for financial statement purposes, including $22 million income tax benefit recorded in 2012 for 2011 resulting from a favorable change made in the third quarter of 2012, as we discuss below;

▪	lower favorable impact of exclusions from taxable income of the equity portion of AFUDC; and

▪	lower deductions for self-developed software expenditures; offset by

▪	a lower unfavorable impact on our effective tax rate in 2013 from the reversal through book depreciation of previously recognized tax benefits for a certain portion of utility fixed assets; and

▪	favorable adjustments to prior years’ income tax items in 2013, primarily at SoCalGas.

Sempra Energy’s income tax expense decreased in 2012 compared to 2011 due to significantly lower pretax income (due to the write-down of our investment in Rockies Express in 2012) and a lower effective income tax rate. The lower effective income tax rate was primarily due to:

▪
a change in the income tax treatment of certain repairs expenditures at SDG&E and SoCalGas that are capitalized for financial statement purposes, which resulted in a $70 million higher income tax benefit compared to 2011, including a $22 million income tax benefit related to the 2011 U.S. federal income tax return filed in the third quarter of 2012. This higher income tax benefit reflects the offsetting impact of lower income tax depreciation and unrecognized income tax benefits. We discuss this change in income tax treatment of certain repairs expenditures for electric transmission and distribution assets and for gas plant assets in Note 6 of the Notes to Consolidated Financial Statements;

▪
a $62 million income tax benefit for life insurance contracts, of which $54 million is primarily associated with our decision in the second quarter of 2012 to hold life insurance contracts kept in support of certain benefit plans to term, as we discuss above;

▪	higher renewable energy income tax credits and deferred income tax benefits related to renewable energy projects; and

▪	higher deductions for self-developed software expenditures; offset by

▪	the impact of the $277 million remeasurement gain (non-U.S. earnings) in 2011 related to our acquisition of controlling interests in Chilquinta Energía and Luz del Sur, which was non-taxable;

▪	higher reversal through book depreciation in 2012 of previously recognized tax benefits for a certain portion of utility fixed assets; and

▪	higher income tax expense due to Mexican currency translation and inflation adjustments.

We use the deferral method of accounting for investment tax credits (ITC). For certain solar and wind generating assets being placed into service during 2011 and 2012, we elected to seek cash grants rather than ITC for which the projects also qualify. Accordingly, cash grant accounting was applied. Grant accounting for cash grants is very similar to the deferral method of accounting for ITC, the primary difference being the recording of a cash grant receivable instead of an income tax receivable. We discuss our accounting for ITC and cash grants further in Note 6 of the Notes to Consolidated Financial Statements.

The results for Sempra Energy Consolidated and SDG&E include Otay Mesa VIE, which is consolidated, and therefore, Sempra Energy Consolidated’s and SDG&E’s effective income tax rates are impacted by the VIE’s stand-alone effective income tax rate, as we discuss in Note 1 of the Notes to Consolidated Financial Statements. For 2013, 2012 and 2011, the impacts on the Sempra Energy Consolidated and SDG&E effective income tax rates shown above were not material.

We report as part of our pretax results the income or loss attributable to noncontrolling interests. However, we do not record income taxes for a portion of this income or loss, as some of our entities with noncontrolling interests are currently treated as partnerships for income tax purposes and thus we are only liable for income taxes on the portion of the earnings that are allocated to us. As our entities with noncontrolling interests grow, and as we may continue to invest in such entities, the impact on our effective income tax rate may become more significant.

In 2014, we anticipate that Sempra Energy Consolidated’s effective income tax rate will be approximately 28% compared to 26% in 2013. This increase is primarily due to a forecasted increase in pretax book income and because we are not currently anticipating any similar significant one-time events as incurred in 2013. In addition, we are forecasting higher planned repatriation of a portion of future earnings beginning in 2014 from our subsidiaries in Mexico and Peru.

In the years 2015 through 2018, we anticipate that Sempra Energy Consolidated’s effective income tax rate will range from 30% to 33% primarily due to forecasted increases in pretax book income, higher reversal through book depreciation of previously recognized tax benefits for a certain portion of utility fixed assets and lower deductions for self-developed software expenditures.

SDG&E

SDG&E’s income tax expense increased in 2013 due to a higher effective tax rate offset by lower pretax income. The higher rate in 2013 compared to 2012 was primarily due to:

▪
$22 million income tax benefit recorded in 2012 for 2011 resulting from a favorable change made in the third quarter of 2012 in the income tax treatment of certain repairs expenditures that are capitalized for book purposes; and

▪	lower favorable impact of exclusions from taxable income of the equity portion of AFUDC.

SDG&E’s income tax expense decreased in 2012 compared to 2011 primarily due to a lower effective income tax rate. The lower effective income tax rate was primarily due to a change in the income tax treatment of certain repairs expenditures that are capitalized for financial statement purposes, which resulted in a $36 million higher income tax benefit compared to 2011, including the $22 million income tax benefit related to the 2011 U.S. federal income tax return filed in the third quarter of 2012. This higher income tax benefit reflects the offsetting impact of lower income tax depreciation. The change in income tax treatment of certain repairs expenditures for electric transmission and distribution assets was made pursuant to an Internal Revenue Service (IRS) Revenue Procedure providing a safe harbor for deducting certain repairs expenditures from taxable income when incurred for tax years beginning on or after January 1, 2011.

In 2014, we anticipate that SDG&E’s effective income tax rate will be approximately 36% compared to 31% in 2013.  This increase is primarily due to a forecasted increase in pretax book income and lower deductions for self-developed software and repairs expenditures.

In the years 2015 through 2018, we anticipate that SDG&E’s effective income tax rate will range from 37% to 38% primarily due to forecasted increases in pretax book income and lower deductions for self-developed software expenditures.

SoCalGas

SoCalGas’ income tax expense increased in 2013 due to higher pretax income and a higher effective tax rate. The higher rate in 2013 compared to 2012 was primarily due to:

▪	lower income tax benefit in 2013 relating to certain repairs expenditures for gas assets that are capitalized for financial statement purposes; and

▪	lower deductions for self-developed software expenditures; offset by

▪	higher favorable adjustments to prior years’ income tax items in 2013.

SoCalGas’ income tax expense decreased in 2012 compared to 2011 due to lower pretax income and a lower effective tax rate. The lower rate in 2012 was primarily due to:

▪
a change in the income tax treatment of certain repairs expenditures that are capitalized for financial statement purposes, which resulted in a $34 million higher income tax benefit compared to 2011. This higher income tax benefit reflects the offsetting impact of lower income tax depreciation and unrecognized income tax benefits. The change in income tax treatment of certain repairs expenditures for gas plant assets was made pursuant to an IRS Revenue Procedure which allows, under an Internal Revenue Code section, for such expenditures to be deducted from taxable income when incurred; and

▪	higher deductions for self-developed software expenditures; offset by

▪	higher reversal through book depreciation in 2012 of previously recognized tax benefits for a certain portion of utility fixed assets.

In 2014, we anticipate that SoCalGas’ effective income tax rate will be approximately 33% compared to 24% in 2013.  This increase is primarily due to a forecasted increase in pretax book income and because we are not currently anticipating any similar significant one-time events as incurred in 2013. In addition, we are forecasting higher reversal through book depreciation of previously recognized tax benefits for a certain portion of utility fixed assets and lower deductions for self-developed software expenditures.

In the years 2015 through 2018, we anticipate that SoCalGas’ effective income tax rate will remain constant at approximately 33%, primarily due to forecasted increases in pretax book income and lower deductions for self-developed software expenditures.

Subject to review in each general rate case proceeding, in general, the following items are subject to flow-through treatment at the California Utilities:

▪	repairs expenditures related to a certain portion of utility plant fixed assets

▪	the equity portion of AFUDC

▪	a portion of the cost of removal of utility plant assets

▪	self-developed software expenditures

▪	depreciation on a certain portion of utility plant fixed assets

The AFUDC related to equity recorded for regulated construction projects at Sempra Mexico has similar flow-through treatment.

In December 2013, the Mexican Congress passed tax reform legislation with the following impacts on Sempra Energy and our Sempra Mexico segment:

▪
Higher Corporate Tax Rate:  Previously, the law provided that the corporate income tax rate would return to the previously enacted rate of 28 percent for 2014 and future years. The newly enacted rate is 30 percent for 2014 and future years. The earnings impact of this rate change is:

□	For 2013, $13 million additional income tax expense related to the revaluation of deferred tax liabilities.

□	For 2014 through 2017, estimated higher income tax expense of approximately $18 million in total over the four years.

▪
Tax Consolidation:  The current consolidation rules under the income tax law were replaced with new rules under which tax benefits are recaptured in three years instead of five years. As part of the revocation of the old rules, we are required to make a prepayment of approximately $38 million in 2014 that we expect to recover in 2015. The new rules do not have a material earnings impact at Sempra Energy or our Sempra Mexico segment.

▪
10-Percent Dividends Tax:  A new “corporate” tax on dividends is payable by the Mexican entity that distributes the dividend to its foreign shareholder, which will increase Mexico’s income tax rate to an effective 37 percent. Under the law, this tax is reduced or offset in accordance with bilateral tax treaties. The dividends from our Mexican entities to Sempra Energy will be to a country which has a bilateral tax treaty with Mexico that we expect will fully offset the tax. Accordingly, we do not expect this rule to have a material financial impact.

In January 2013, the American Taxpayer Relief Act of 2012 (2012 Tax Act) was signed into law. The 2012 Tax Act included retroactive extensions from January 1, 2012 through December 31, 2013 of certain business income tax provisions that had expired at the end of 2011, including the look-through rule. The look-through rule allows, under certain situations, for certain non-operating income (e.g., dividend income, royalty income, interest income, rental income, etc.), of a greater than 50-percent owned non-U.S. subsidiary, to not be taxed under U.S. federal income tax law. The retroactive application of the look-through rule to 2012 resulted in a $6 million income tax benefit. However, as the 2012 Tax Act was not signed into law as of December 31, 2012, the extension of the look-through rule has been treated as a 2013 event, and the related income tax benefit for 2012 was recorded in the first quarter of 2013. The 2012 Tax Act also extended the 50 percent bonus depreciation for qualified property placed in service before January 1, 2014, the impact of which is discussed below.

In December 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (2010 Tax Act) was signed into law. The 2010 Tax Act included the extension of bonus depreciation for U.S. federal income tax purposes for years 2010 through 2012 and an increase in the rate of bonus depreciation from 50 percent to 100 percent. This increased rate only applies to certain investments made after September 8, 2010 through December 31, 2012. Self-constructed property, where the construction period exceeds one year, construction started between December 31, 2007 and January 1, 2013, and the property is placed in service by December 31, 2013, qualified for bonus depreciation in 2013 at either the original or increased rate.

Due to the extension of bonus depreciation, Sempra Energy generated a U.S. federal net operating loss (NOL) in 2011, 2012 and 2013. We currently project that the total NOL will not be fully utilized until approximately 2018. Because of the carryforward of NOL and U.S. federal income tax credits discussed below, Sempra Energy expects no U.S. federal income tax payments in years 2014 through 2018. Because bonus depreciation only creates a temporary difference between Sempra Energy’s U.S. federal income tax return and its U.S. GAAP financial statements, it does not impact Sempra Energy’s effective income tax rate. We expect larger U.S. federal income tax payments in the future as these temporary differences reverse.

SDG&E and SoCalGas both generated a large U.S. federal NOL in 2011 and in 2012 primarily due to bonus depreciation. In 2012, SoCalGas was able to, on a stand-alone basis, carry back its 2011 NOL to 2009 and partially carry back 2012 NOL to 2010 to offset taxable income in those years. In 2012, SDG&E was able to, on a stand-alone basis, carry back a majority of its 2011 NOL to 2009 and 2010 to offset taxable income in those years. The remaining portion of SDG&E’s 2011 NOL and 2012 NOL is carried forward to offset taxable income from 2013 to 2015, when we expect that the NOL will be fully utilized. Since SDG&E’s 2012 NOL and partial NOL from 2011 will be carried forward, it is therefore recorded as a deferred income tax asset. Because of the carryforward of NOL and U.S. federal income tax credits discussed below, SDG&E expects minimal U.S. federal income tax payments in 2014. SoCalGas’ 2012 remaining NOL after carry back will be carried forward, and is therefore recorded as a deferred income tax asset. We currently project that SoCalGas’ NOL carryforward, on a stand-alone basis, will be fully utilized by 2014. Because bonus depreciation only creates a temporary difference between SDG&E’s and SoCalGas’ U.S. federal income tax returns and U.S. GAAP financial statements, it does not impact SDG&E’s and SoCalGas’ effective income tax rates. We expect larger U.S. federal income tax payments in the future as these temporary differences reverse.

Bonus depreciation, in addition to impacting Sempra Energy’s and SDG&E’s U.S. federal income tax payments, will also have a temporary impact on Sempra Energy’s and SDG&E’s ability to utilize their U.S. federal income tax credits, which primarily are investment tax credits and production tax credits generated by Sempra Energy’s and SDG&E’s current and future renewable energy investments. However, based on current projections, Sempra Energy and SDG&E do not expect, based on more-likely-than-not criteria required under U.S. GAAP, any of these income tax credits to expire prior to the end of their 20-year carryforward period, as allowed under current U.S. federal income tax law. We also expect bonus depreciation to increase the deferred income tax liability component of SDG&E’s and SoCalGas’ rate base, which reduces rate base.

We had planned to begin repatriating a portion of future earnings beginning in 2013 from certain of our non-U.S. subsidiaries in Mexico and Peru. Due to the income tax expense resulting from a corporate reorganization in connection with the IEnova stock offerings that we discuss in Note 1 of the Notes to Consolidated Financial Statements, we made a distribution in 2013 of approximately $200 million from our non-U.S. subsidiaries. This distribution was from previously taxed income and will not be subject to additional U.S. federal income tax. We now plan to repatriate a portion of future earnings beginning in 2014 from our subsidiaries in Mexico and Peru. Currently, all future repatriated earnings would be subject to U.S. income tax (with a credit for foreign income taxes) and future repatriation from Peru would be subject to local country withholding tax. Because this potential repatriation would only be from future earnings, it does not change our current assertion that we intend to continue to indefinitely reinvest our cumulative undistributed non-U.S. earnings through December 31, 2013. Therefore, we do not intend to use these cumulative undistributed earnings as a source of funding for U.S. operations.

Mexican Currency Exchange Rate and Inflation Impact on Income Taxes and Related Economic Hedging Activity

Our Mexican subsidiaries have U.S. dollar denominated cash balances, receivables and payables (monetary assets and liabilities) that give rise to Mexican currency exchange rate movements for Mexican income tax purposes. They also have deferred income tax assets and liabilities that are denominated in the Mexican peso, which must be translated to U.S. dollars for financial reporting purposes. In addition, monetary assets and liabilities are adjusted for Mexican inflation for Mexican income tax purposes.

The fluctuations in both the currency exchange rate for the Mexican peso against the U.S. dollar, with regard to Mexican monetary assets and liabilities, and Mexican inflation are subject to Mexican income tax and thus may expose us to fluctuations in our income tax expense. The income tax expense of Sempra Mexico is impacted by these factors. From time to time, we may utilize short-term foreign currency derivatives at our subsidiaries and at the consolidated level as a means to manage these exposures.

For Sempra Energy Consolidated, the impacts in 2011-2013 related to the factors described above are as follows:

MEXICAN CURRENCY IMPACT ON INCOME TAXES AND RELATED ECONOMIC HEDGING ACTIVITY
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Income tax (expense) benefit on currency exchange
rate movement of monetary assets and liabilities	$(6)	$(6)	$11
Translation of non-U.S. deferred income tax balances	1	(2)	11
Income tax expense on inflation	―	(2)	(4)
Total impact on income taxes	(5)	(10)	18
After-tax gains (losses) on Mexican peso exchange rate
instruments (included in Other Income, Net)	4	6	(9)
Net impacts on Sempra Energy Consolidated
Statements of Operations	$(1)	$(4)	$9

Equity Earnings, Net of Income Tax

Sempra Energy Consolidated

Equity earnings of unconsolidated subsidiaries, net of income tax, which are primarily earnings from Sempra South American Utilities’ and Sempra Mexico’s equity method investments, were

▪	$24 million in 2013

▪	$36 million in 2012

▪	$52 million in 2011

The decrease in 2013 included

▪
$11 million equity losses related to our investments in two Argentine natural gas utility holding companies, including $7 million noncash impairment charge in the first quarter of 2013 and $4 million loss from the sale of the investments in the second quarter of 2013, as we discuss in Note 4 of the Notes to Consolidated Financial Statements; and

▪
$4 million of equity losses in 2013 from our Eletrans S.A. and Eletrans II S.A. (collectively, Eletrans) joint ventures in Chile resulting from a forward exchange contract to manage foreign currency exchange rate risk; offset by

▪	$3 million higher earnings in 2013 from Sempra Mexico’s joint-venture interest in pipeline assets.

The decrease in 2012 compared to 2011 was primarily due to:

▪	$24 million earnings in 2011 related to equity method investments in Chile and Peru, for entities that we have consolidated since April 2011; offset by

▪	$7 million higher earnings from Sempra Mexico’s joint-venture interest in pipeline assets.

Earnings Attributable to Noncontrolling Interests

Sempra Energy Consolidated

Earnings attributable to noncontrolling interests were $79 million for 2013 compared to $55 million for the same period in 2012. The net change of $24 million included

▪	$26 million earnings attributable to noncontrolling interests of IEnova in 2013; offset by

▪	$2 million lower earnings attributable to noncontrolling interest at Otay Mesa VIE in 2013.

Earnings attributable to noncontrolling interests increased by $13 million in 2012 compared to 2011 primarily due to:

▪	$7 million higher earnings attributable to noncontrolling interest at Otay Mesa VIE, which we discuss below; and

▪	$5 million higher earnings at Sempra South American Utilities primarily from noncontrolling interests at Luz del Sur.

SDG&E

Earnings attributable to noncontrolling interest at Otay Mesa VIE decreased by $2 million (8%) to $24 million in 2013.

In 2012 compared to 2011, earnings attributable to noncontrolling interest at Otay Mesa VIE increased by $7 million due to higher operating income.

Earnings

We summarize variations in overall earnings in “Overall Results of Operations of Sempra Energy and Factors Affecting the Results” above. We discuss variations in earnings (losses) by segment above in “Segment Results.”

TRANSACTIONS WITH AFFILIATES

We provide information about our related party transactions in Note 1 of the Notes to Consolidated Financial Statements.

BOOK VALUE PER SHARE

Sempra Energy’s book value per share on the last day of each year was

▪	$45.03 in 2013

▪	$42.43 in 2012

▪	$40.74 in 2011

The increases in 2013 and 2012 were primarily the result of comprehensive income exceeding dividends.

CAPITAL RESOURCES AND LIQUIDITY

OVERVIEW

We expect our cash flows from operations to fund a substantial portion of our capital expenditures and dividends. In addition, we may meet our cash requirements through the issuance of securities, including short-term and long-term debt securities, distributions from our equity method investments, and project financing.

Significant events in 2013 affecting capital resources, liquidity and cash flows were

▪	$574 million net proceeds from IEnova common stock offerings

▪
$546 million proceeds from Sempra Natural Gas’ sale of a 625-MW block of its Mesquite Power plant ($371 million) and Sempra Renewables’ sale of equity interests in Mesquite Solar 1 and Copper Mountain Solar 2 ($175 million)

▪	$238 million U.S. Treasury grant proceeds received

▪	long-term debt issuances of $1.6 billion, including $500 million at Sempra Energy, $450 million at SDG&E and $408 million (U.S. equivalent) at IEnova

▪	$1 billion of long-term debt retirements and paydowns, including $650 million at Sempra Energy, and $199 million at SDG&E

▪	$2.6 billion in expenditures for property, plant and equipment, including $978 million at SDG&E and $762 million at SoCalGas

▪	$204 million undercollection of electric resource costs at SDG&E

▪	$83 million redemption of SDG&E’s outstanding preferred stock (including call premium and accrued dividends)

We discuss these events in more detail later in this section.

Our committed lines of credit provide liquidity and support commercial paper. As we discuss in Note 5 of the Notes to Consolidated Financial Statements, Sempra Energy, Sempra Global (the holding company for our subsidiaries not subject to California utility regulation) and the California Utilities each have five-year revolving credit facilities, expiring in 2017. At Sempra Energy and the California Utilities, the agreements are syndicated broadly among 24 different lenders and at Sempra Global, among 25 different lenders. No single lender has greater than a 7-percent share in any agreement.

The table below shows the amount of available funds at year-end 2013:

AVAILABLE FUNDS AT DECEMBER 31, 2013
(Dollars in millions)
	Sempra Energy
	Consolidated	SDG&E	SoCalGas
Unrestricted cash and cash equivalents(1)	$904	$27	$27
Available unused credit(2)	3,430	599	616
(1)	Amounts at Sempra Energy Consolidated include $814 million held in non-U.S. jurisdictions that are unavailable to fund U.S. operations unless repatriated, as we discuss below.
(2)
Borrowings on the shared line of credit at SDG&E and SoCalGas, discussed in Note 5 of the Notes to Consolidated Financial Statements, are limited to $658 million for each utility and a combined total of $877 million. SDG&E's available funds reflect commercial paper outstanding of $59 million supported by the line. SoCalGas' available funds reflect commercial paper outstanding of $42 million supported by the line.

Sempra Energy Consolidated

We believe that these available funds and cash flows from operations, distributions from equity method investments and securities issuances, and project financing and partnering in joint ventures, combined with current cash and cash equivalents balances, will be adequate to fund operations, including to:

▪	finance capital expenditures

▪	meet liquidity requirements

▪	fund shareholder dividends

▪	fund new business acquisitions or start-ups

▪	repay maturing long-term debt

In November 2013, Sempra Energy publicly offered and sold $500 million of 4.05-percent notes maturing in 2023. In September 2013, SDG&E publicly offered and sold $450 million of 3.6-percent first mortgage bonds maturing in 2023. Sempra Energy, SoCalGas and SDG&E issued long-term debt in 2012 in the aggregate principal amounts of $1.1 billion, $350 million and $250 million, respectively. Changing economic conditions could affect the availability and cost of both short-term and long-term financing. If cash flows from operations were to be significantly reduced or we were unable to borrow under acceptable terms, we would likely first reduce or postpone discretionary capital expenditures (not related to safety) and investments in new businesses. If these measures were necessary, they would primarily impact certain of our Sempra International and Sempra U.S. Gas & Power businesses before we would reduce funds necessary for the ongoing needs of our utilities. We continuously monitor our ability to finance the needs of our operating, investing and financing activities in a manner consistent with our intention to maintain strong, investment-grade credit ratings and capital structure.

The increase in Sempra Energy Consolidated cash and cash equivalents at December 31, 2013 compared to December 31, 2012 of $429 million was primarily due to the cash proceeds from the IEnova debt and equity offerings and remains held in cash and cash equivalents in non-U.S. jurisdiction entities at December 31, 2013. Net cash proceeds from these transactions totaled approximately $1 billion. Although IEnova used the majority of the proceeds from its debt offering to repay intercompany debt balances, these balances were primarily with other Sempra Energy consolidated foreign entities. In 2013, cash held in foreign jurisdictions was utilized to pay down $83 million of bonds at Chilquinta Energía, fund capital expenditures at Sempra Mexico, and repatriate approximately $200 million pursuant to our plans to do so as we discuss below. The repatriated funds were used primarily to pay down commercial paper borrowings. Sempra Energy also received $371 million cash proceeds from the sale of a 625-MW block of Sempra Natural Gas’ Mesquite Power plant, which we utilized to pay down commercial paper in February and March of 2013. In July 2013, we received $72 million cash proceeds from the sale of a 50-percent equity interest in CMS 2, and in September 2013, we received $103 million cash proceeds from the sale of a 50-percent equity interest in MS 1. These funds were utilized to pay down commercial paper in July and September 2013. We discuss these transactions further in Notes 3 and 5 of the Notes to Consolidated Financial Statements.

In three separate transactions during 2010 and one in early 2011, we and RBS sold substantially all of the businesses and assets of our joint-venture partnership that comprised our commodities-marketing businesses. Distributions from the partnership in 2013 and 2011 were $50 million and $623 million, respectively. The investment balance of $73 million at December 31, 2013 reflects remaining distributions expected to be received from the partnership as it is dissolved. The timing and amount of distributions may be impacted by the matters we discuss related to RBS Sempra Commodities in Note 15 of the Notes to Consolidated Financial Statements under “Other Litigation.” In addition, amounts may be retained by the partnership for an extended period of time to help offset unanticipated future general and administrative costs necessary to complete the dissolution of the partnership.

We provide additional information about RBS Sempra Commodities and the sales transactions and guarantees in Notes 4, 5 and 15 of the Notes to Consolidated Financial Statements.

In April 2011, Sempra South American Utilities acquired AEI’s interests in Chilquinta Energía, Luz del Sur, and related entities for $611 million in cash (net of cash acquired). This transaction was funded with excess funds from foreign operations, proceeds from divestitures and short-term debt.

We provide additional information about Chilquinta Energía and Luz del Sur in Note 3 of the Notes to Consolidated Financial Statements.

At December 31, 2013, our cash and cash equivalents held in non-U.S. jurisdictions that are unavailable to fund U.S. operations unless repatriated are $814 million. As we discuss in “Results of Operations – Changes in Revenues, Costs and Earnings – Income Taxes” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we plan to repatriate a portion of future earnings beginning in 2014 from certain of our non-U.S. subsidiaries in Mexico and Peru. Because this potential repatriation would only be from future earnings, it does not change our current assertion that we intend to continue to indefinitely reinvest our cumulative undistributed non-U.S. earnings through December 31, 2013. Therefore, we do not intend to use these cumulative undistributed earnings as a source of funding for U.S. operations.

We have significant investments in several trusts to provide for future payments of pensions and other postretirement benefits, and nuclear decommissioning. Changes in asset values, which are dependent on the activity in the equity and fixed income markets, have not affected the trust funds’ abilities to make required payments, but along with a number of other factors such as changes to discount rates, assumed rates of returns and regulations, may impact funding requirements for pension and other postretirement benefit plans and the nuclear decommissioning trusts. At the California Utilities, funding requirements are generally recoverable in rates.

On February 21, 2014, our board of directors approved an increase to Sempra Energy’s quarterly common stock dividend to $0.66 per share ($2.64 annually), an increase of $0.03 per share ($0.12 annually) from $0.63 per share ($2.52 annually) authorized in February 2013. Declarations of dividends on our common stock are made at the discretion of the board. While we view dividends as an integral component of shareholder return, the amount of future dividends will depend upon earnings, cash flows, financial and legal requirements, and other relevant factors at that time.

On February 22, 2013, our board of directors approved an increase to Sempra Energy’s quarterly common stock dividend to $0.63 per share ($2.52 annually), an increase of $0.03 per share ($0.12 annually) from $0.60 per share ($2.40 annually) authorized in February 2012. We provide further information regarding dividends and dividend restrictions in “Dividends” below and under “Restricted Net Assets” in Note 1 of the Notes to Consolidated Financial Statements.

Short-Term Borrowings

Our short-term debt is primarily used to meet liquidity requirements, fund shareholder dividends, temporarily finance capital expenditures, and fund new business acquisitions or start-ups. Our corporate short-term, unsecured promissory notes, or commercial paper, were our primary source of short-term debt funding in 2013.

The following table shows selected statistics for our commercial paper borrowings for 2013:

COMMERCIAL PAPER STATISTICS
(Dollars in millions)
	Sempra Energy Consolidated		SDG&E	SoCalGas
Amount outstanding at December 31, 2013	$691	(1)	$59	$42
Weighted average interest rate at December 31, 2013	0.32%		0.13%	0.13%

Maximum month-end amount outstanding during 2013(2)	$995		$136	$42

Monthly weighted average amount outstanding during 2013	$711		$10	$1
Monthly weighted average interest rate during 2013	0.44%		0.16%	0.13%
(1)	Includes $200 million classified as long-term, as we discuss in Note 5 of the Notes to Consolidated Financial Statements.
(2)	The largest amount outstanding at the end of the last day of any month during the year.

Significant cash flows impacting commercial paper levels at Sempra Energy during 2013 included:

▪	issuance of long-term debt at Sempra Energy ($500 million);

▪	repatriated funds received from non-U.S. subsidiaries (approximately $200 million);

▪	cash proceeds from the sale of a 625-MW block of Sempra Natural Gas’ Mesquite Power plant ($371 million);

▪	cash proceeds from the sale of a 50-percent equity interest in Copper Mountain Solar 2 ($72 million);

▪	cash proceeds from the sale of a 50-percent equity interest in Mesquite Solar 1 ($103 million); and

▪	U.S. Treasury grant proceeds ($238 million); offset by

▪	repayments of debt ($650 million); and

▪	payments of common dividends ($606 million) at Sempra Energy.

California Utilities

SDG&E and SoCalGas expect that available funds, cash flows from operations and debt issuances will continue to be adequate to meet their working capital and capital expenditure requirements.

SoCalGas declared and paid common dividends of $50 million in 2013, $250 million in 2012, and $50 million in 2011. However, as a result of the increase in SoCalGas’ capital investment programs over the next few years, and the increase in SoCalGas’ authorized common equity weighting as approved by the CPUC in the cost of capital proceeding, management expects that SoCalGas’ dividends on common stock will be reduced, when compared to the dividends on common stock declared on an annual basis historically, or temporarily suspended over the next few years to maintain SoCalGas’ authorized capital structure during the periods of high capital investments. We discuss the cost of capital proceeding in Note 14 of the Notes to Consolidated Financial Statements.

As a result of SDG&E’s large capital investment program over the past few years and the level of capital investment in 2013, SDG&E did not pay common dividends to Sempra Energy in 2013 or 2012. In 2011, Sempra Energy made a $200 million capital contribution to SDG&E. However, due to the completion of construction of the Sunrise Powerlink transmission power line in June 2012, SDG&E expects to be able to resume the declaration and payment of dividends on its common stock in 2014.

On October 15, 2013, SDG&E redeemed all of its outstanding preferred stock for $83 million (including call premium and accrued dividends).

Sempra South American Utilities

We expect projects at Chilquinta Energía and Luz del Sur to be funded by available funds, funds internally generated by those businesses and by external borrowings.

Sempra Mexico

We expect projects in Mexico to be funded through a combination of available funds, funds internally generated by the Mexico businesses, debt issuances, project financing, partnering in joint ventures, and the proceeds from IEnova’s debt and equity offerings in early 2013. In February 2013, IEnova, a subsidiary of Sempra Mexico, publicly offered and sold in Mexico $306 million U.S. equivalent of fixed-rate, peso-denominated notes maturing in 2023 and $102 million U.S. equivalent variable-rate, peso-denominated notes maturing in 2018. Sempra Mexico used the proceeds of the notes primarily for the repayment of intercompany debt and also for capital projects. Sempra Mexico entered into cross-currency swaps for U.S. dollars at the time of issuance. We discuss this offering further in Note 5 of the Notes to Consolidated Financial Statements.

In March 2013, Sempra Mexico received net proceeds of $574 million from the sale of IEnova common stock in concurrent private and public offerings, as we discuss in Note 1 of the Notes to Consolidated Financial Statements. Sempra Mexico is using the net proceeds from these offerings primarily for general corporate purposes and for the funding of current investments and ongoing expansion plans.

Sempra Renewables

We expect Sempra Renewables to require funds for the development of and investment in electric renewable energy projects. Projects at Sempra Renewables may be financed through a combination of operating cash flow, project financing, funds from the parent, and partnering in joint ventures. The Sempra Renewables projects have planned in-service dates through 2016. In May 2013, Sempra Renewables received $286 million in total committed funding ($146 million of which was drawn upon in May 2013) related to Copper Mountain Solar 2, as we discuss in Note 5 of the Notes to Consolidated Financial Statements. In July 2013, Sempra Renewables sold a 50-percent equity interest in Copper Mountain Solar 2 to ConEdison Development and received $72 million in cash from the sale. Sempra Renewables’ interest is now accounted for under the equity method and the related long-term debt was deconsolidated upon the sale. Sempra Renewables received $103 million in cash from the sale of a 50-percent equity interest in Mesquite Solar 1 to ConEdison Development in September 2013. Mesquite Solar 1’s $297 million of outstanding long-term debt was also deconsolidated after the sale.

Sempra Natural Gas

We expect Sempra Natural Gas to require funding for the expansion of its portfolio of projects, including natural gas storage and pipelines and natural gas liquefaction facility. Funding for the development and expansion of its natural gas storage and transmission projects may be financed through a combination of operating cash flow and funding from the parent. In January 2014, management approved a plan to sell the remaining 625-MW block of the Mesquite Power plant, which we expect to yield cash proceeds at the time of sale. Sempra Natural Gas also plans to develop a natural gas liquefaction export facility at its Cameron LNG terminal. Sempra Natural Gas expects the majority of the liquefaction project to be project-financed with most or all of the remainder of the capital requirements to be provided by the project partners, including Sempra Energy, through equity contributions in a joint venture agreement. We expect to provide the majority of our share of equity through the contribution of the existing Cameron LNG facility at an agreed value of approximately $1 billion and also by cash generated from each train as it comes on line.

Some of Sempra Natural Gas’ long-term power sale contracts contain collateral requirements that require its affiliates and/or the counterparty to post cash, guarantees or letters of credit to the other party for exposure in excess of established thresholds. Sempra Natural Gas may be required to provide collateral when the fair value of the contract with our counterparty exceeds established thresholds. We have no collateral posted and less than $1 million of collateral owed to counterparties at December 31, 2013 pursuant to these requirements.

 CASH FLOWS FROM OPERATING ACTIVITIES

CASH PROVIDED BY OPERATING ACTIVITIES
(Dollars in millions)
	2013	2013 Change		2012	2012 Change		2011
Sempra Energy Consolidated	$1,784	$(234)	(12)%	$2,018	$151	8%	$1,867
SDG&E	719	(382)	(35)	1,101	219	25	882
SoCalGas	681	(165)	(20)	846	292	53	554

Sempra Energy Consolidated

Cash provided by operating activities at Sempra Energy decreased in 2013 due to:

▪
$110 million decrease in net overcollected regulatory balancing accounts in 2013 at SoCalGas (including long-term amounts included in regulatory assets) compared to a $31 million increase in net overcollected regulatory balancing accounts in 2012. Over- and undercollected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs. These differences are required to be balanced over time. See further explanation for changes in regulatory balances at both SDG&E and SoCalGas below;

▪
$273 million increase in accounts receivable in 2013, primarily due to a $60 million increase at SoCalGas as a result of an increase in billing rates in 2013, and a $69 million increase in natural gas sales at Sempra Natural Gas in 2013;

▪	$375 million of funds received from wildfire litigation settlements at SDG&E in 2012; and

▪	$85 million payment received by SDG&E in 2012 for third party transmission line access (which we discuss in Note 15 of the Notes to Consolidated Financial Statements); offset by

▪	$259 million higher net income, adjusted for noncash items included in earnings, in 2013 compared to 2012;

▪	a $203 million decrease in settlement payments and associated legal fees in 2013 for wildfire claims at SDG&E; and

▪	$116 million decrease in inventory in 2013 (including an $82 million decrease at SoCalGas) compared to a $78 million increase in 2012.

Cash provided by operating activities at Sempra Energy increased in 2012 due to:

▪	$290 million higher net income, adjusted for noncash items included in earnings, in 2012 compared to 2011;

▪	$375 million of funds received in 2012 compared to $300 million received in 2011 from wildfire litigation settlements;

▪	$130 million settlement payment in 2011 related to energy crisis litigation;

▪	a $36 million decrease in accounts receivable in 2012 compared to a $32 million increase in accounts receivable in 2011; and

▪	an $85 million payment received by SDG&E for third party transmission line access; offset by

▪	$29 million increase in income taxes receivable in 2012 compared to a $269 million decrease in income taxes receivable in 2011;

▪	an increase of $291 million in net undercollected regulatory balancing accounts in 2012 compared to an increase of $150 million in such accounts in 2011; and

▪	$53 million of distributions from RBS Sempra Commodities in 2011.

SDG&E

Cash provided by operating activities at SDG&E decreased in 2013 primarily due to:

▪	$375 million of funds received from wildfire litigation settlements in 2012;

▪	$85 million payment received in 2012 for third party transmission line access; and

▪	$50 million increase in income taxes receivable in 2013 compared to an $85 million decrease in 2012; offset by

▪
$301 million increase in net undercollected regulatory balancing accounts in 2013 (including long-term amounts included in regulatory assets) compared to a $322 million increase in 2012,  as detailed below in the discussion of the increase in cash provided by operating activities in 2012. The increase in the net undercollected balancing accounts in 2013 was primarily due to:

□	$103 million increase in the net undercollected balance due to the adoption of the 2012 GRC in 2013; and

□	$204 million increase in the undercollected balancing account for electric resource cost;

▪	$40 million higher net income, adjusted for noncash items included in earnings, in 2013 compared to 2012; and

▪	$203 million decrease in settlement payments and associated legal fees in 2013 for wildfire claims.

Cash provided by operating activities at SDG&E increased in 2012 due to:

▪	$375 million of funds received in 2012 compared to $300 million received in 2011 from wildfire litigation settlements;

▪	$242 million net income tax refunds in 2012 compared to $59 million net income tax payments in 2011;

▪	$129 million higher net income, adjusted for noncash items included in earnings, in 2012 compared to 2011; and

▪	an $85 million payment received in 2012 for third party transmission line access; offset by

▪	$42 million decrease in accounts payable in 2012 compared to a $68 million increase in accounts payable in 2011; and

▪	an increase of $322 million in net undercollected regulatory balancing accounts in 2012 compared to an increase of $87 million in such accounts in 2011, as follows:

□	the increase in net undercollected regulatory balancing accounts in 2012 was primarily due to:

▪	$214 million undercollection of electric resource costs, and

▪	$71 million return of prior year’s overcollection to customers and $83 million of unrecovered current year spending for advanced metering infrastructure costs, offset by

▪	$54 million reduction of prior year’s undercollected electric distribution fixed costs.

□	the increase in net undercollected regulatory balancing accounts in 2011 was primarily due to:

▪	$18 million undercollection of electric resource costs,

▪	$36 million undercollection of power commodity costs and costs associated with SDG&E’s contracts with qualifying electric generation facilities, and

▪	$18 million undercollection of rate design settlement costs.

SoCalGas

Cash provided by operating activities at SoCalGas decreased in 2013 primarily due to:

▪
$110 million decrease in overcollected regulatory balancing accounts in 2013 (including long-term amounts included in regulatory assets) compared to a $31 million increase in 2012, as detailed below in the discussion of the increase in cash provided from operating activities in 2012. The decrease in the net overcollected balancing accounts in 2013 was primarily due to:

□	$26 million decrease in the net overcollected balancing accounts due to the adoption of the 2012 GRC in 2013, and

□
$86 million change in the balancing account for fixed costs associated with core customer activities. In 2013, this account changed from a $36 million overcollected balance to a $50 million undercollected balance at year-end;

▪
$113 million increase in accounts receivable in 2013, primarily due to a $60 million increase in trade accounts receivable and a $30 million increase in physical gas sales. The $60 million increase in trade accounts receivable is primarily due to the increase in billing rates in 2013 compared to 2012; and

▪	$54 million decrease in accounts payable in 2013 compared to a $54 million increase in 2012; offset by

▪	$92 million higher net income, adjusted for noncash items included in earnings, in 2013 compared to 2012; and

▪	$82 million decrease in inventory in 2013 compared to $1 million increase in 2012, due to higher net withdrawal volume and higher rate of natural gas withdrawn in 2013.

Cash provided by operating activities at SoCalGas increased in 2012 due to:

▪	$37 million decrease in accounts receivable in 2012 compared to a $57 million increase in accounts receivable in 2011;

▪	a $54 million increase in accounts payable in 2012 compared to a $7 million decrease in accounts payable in 2011;

▪	$46 million increase in inventory in 2011;

▪	$25 million higher net income, adjusted for noncash items included in earnings, in 2012 compared to 2011; and

▪	an increase of $31 million in net overcollected regulatory balancing accounts in 2012 as compared to a decrease of $63 million in net overcollected regulatory balancing accounts in 2011, as follows:

□	the increase in net overcollected regulatory balancing accounts in 2012 was primarily due to:

▪	overcollection of California Alternate Rates for Energy (CARE) program costs of $54 million; and

▪	overcollection of advanced metering infrastructure costs of $38 million; offset by

▪	undercollection of fixed costs associated with core customer activities of $59 million.

□	the decrease in net overcollected regulatory balancing accounts in 2011 was primarily due to:

▪	undercollection of direct assistance program costs of $32 million; and

▪	undercollection of postretirement benefit plans costs of $27 million.

The table below shows the contributions to pension and other postretirement benefit plans for each of the past three years.

CONTRIBUTIONS TO PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS 2011-2013
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
	2013	2012	2011	2013	2012	2011
Sempra Energy Consolidated	$133	$123	$212	$27	$39	$72
SDG&E	51	45	69	14	13	15
SoCalGas	59	47	95	9	23	55

The significant decrease in 2012 compared to 2011 was due to the passage of legislation in July 2012, the Moving Ahead for Progress in the 21st Century Act, that significantly reduces the minimum contributions required for single employer defined benefit plans, but increases premiums to the Pension Benefit Guaranty Corporation. The contributions to our other postretirement plans at SoCalGas and Sempra Energy decreased significantly in 2012 compared to 2011 mainly due to the impact of lower than expected retiree claims costs, our election to switch to an Employer Group Waiver Plan for administering prescription drug benefits for retirees and the change in the participation rates assumption to reflect lower anticipated utilization.

CASH FLOWS FROM INVESTING ACTIVITIES

CASH USED IN INVESTING ACTIVITIES
(Dollars in millions)
	2013	2013 Change		2012	2012 Change		2011
Sempra Energy Consolidated	$(1,689)	$(1,469)	(47)%	$(3,158)	$88	3%	$(3,070)
SDG&E	(973)	(262)	(21)	(1,235)	(529)	(30)	(1,764)
SoCalGas	(728)	85	13	(643)	9	1	(634)

Sempra Energy Consolidated

Cash used in investing activities at Sempra Energy decreased in 2013 primarily due to:

▪	$384 million decrease in capital expenditures;

▪	$371 million proceeds received from Sempra Natural Gas’ 2013 sale of a 625-MW block of its Mesquite Power plant;

▪	$372 million invested in wind assets in 2012, including $291 million in the Flat Ridge 2 Wind Farm;

▪	$238 million U.S. Treasury grant proceeds;

▪	$103 million proceeds received from the sale of a 50-percent equity interest in Mesquite Solar 1; and

▪	$72 million proceeds received from the sale of a 50-percent equity interest in Copper Mountain Solar 2; offset by

▪	$55 million lower distributions from investments, including a $50 million distribution in 2013 from RBS Sempra Commodities.

Cash used in investing activities at Sempra Energy increased in 2012 due to:

▪	$570 million in distributions received from RBS Sempra Commodities in 2011;

▪	$381 million in payments in 2011 for claims related to wildfire litigation using restricted funds received from a wildfire litigation settlement;

▪	$127 million increase in investments in wind assets; and

▪	$112 million increase in capital expenditures; offset by

▪	$611 million in cash used to fund Sempra South American Utilities’ purchase of South American entities in 2011;

▪	a $300 million increase in SDG&E’s restricted cash in 2011 due to funds received from a wildfire litigation settlement;

▪	$148 million in distributions received from Flat Ridge 2 in 2012; and

▪	$59 million from the sale of Chilquinta Energía bonds in 2012.

SDG&E

In 2013, cash used in investing activities at SDG&E decreased primarily due to a $259 million decrease in capital expenditures, primarily due to the completion of the Sunrise Powerlink project in June 2012.

Cash used in investing activities decreased at SDG&E in 2012 primarily due to:

▪	a $594 million decrease in capital expenditures, primarily due to the completion of the Sunrise Powerlink project in June 2012; and

▪	a $300 million increase in restricted cash in 2011 due to funds received from a wildfire litigation settlement; offset by

▪	$381 million in payments for claims in 2011 related to wildfire litigation using restricted funds received from a wildfire litigation settlement.

SoCalGas

Cash used in investing activities at SoCalGas increased in 2013 due to:

▪	a $123 million increase in capital expenditures; offset by

▪	$34 million decrease in advances to Sempra Energy in 2013 compared to a $4 million increase in advances to Sempra Energy in 2012.

Cash used in investing activities increased at SoCalGas in 2012 primarily due to:

▪	a $4 million increase in advances to Sempra Energy in 2012 compared to a $49 million decrease in advances to Sempra Energy in 2011; offset by

▪	a $44 million decrease in capital expenditures.

CAPITAL EXPENDITURES AND INVESTMENTS

The table below shows our expenditures for property, plant and equipment, and for investments. We provide capital expenditure information by segment in Note 16 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY CONSOLIDATED
CAPITAL EXPENDITURES AND INVESTMENTS/ACQUISITIONS
(Dollars in millions)
	Property, plant and equipment	Investments and acquisition of businesses
2013	$2,572	$22
2012	2,956	445
2011	2,844	941
2010	2,062	611
2009	1,912	939

Capital Expenditures

California Utilities

The California Utilities’ capital expenditures for property, plant and equipment were

(Dollars in millions)	2013	2012	2011
SDG&E	$978	$1,237	$1,831
SoCalGas	762	639	683

Capital expenditures at the California Utilities in 2013 consisted primarily of:

SDG&E

▪	$458 million of improvements to natural gas and electric distribution systems

▪	$439 million of improvements to electric transmission systems

▪	$33 million for substation expansions (transmission)

▪	$48 million for electric generation plants and equipment

SoCalGas

▪	$580 million of improvements to distribution and transmission systems and storage facilities, and for pipeline safety

▪	$170 million for advanced metering infrastructure

▪	$10 million for other natural gas projects

Sempra South American Utilities

Sempra South American Utilities had capital expenditures at its utilities of $200 million in 2013, $183 million in 2012 and $110 million in 2011, related to distribution infrastructure and generation projects, including a hydroelectric power plant in Peru.

Sempra Mexico

Total capital expenditures in 2013 were $371 million, primarily for the development of natural gas pipeline projects. Total capital expenditures were $45 million in 2012 and $16 million in 2011.

Sempra Renewables

In 2013, capital expenditures include $46 million for construction of the Mesquite Solar 1 facility, $9 million for construction of the Copper Mountain Solar 2 facility, $93 million for construction of the Copper Mountain Solar 3 facility and $26 million for construction of the Broken Bow 2 Wind project. In 2012, capital expenditures include $399 million for the construction of the Mesquite Solar 1 facility and $315 million for the construction of the Copper Mountain Solar 2 facility. In 2011, capital expenditures include $181 million for the construction of the Mesquite Solar 1 facility.

Sempra Natural Gas

In 2013, Sempra Natural Gas had capital expenditures for the development of approximately 13 Bcf of additional capacity at Bay Gas and Mississippi Hub. In 2012, Sempra Natural Gas increased its operational working natural gas storage capacity by approximately 7 Bcf at Mississippi Hub and had capital expenditures related to the development of approximately 13 Bcf of additional capacity at Bay Gas and Mississippi Hub. In 2011, Sempra Natural Gas had capital expenditures for the development of approximately 20 Bcf of additional capacity at Bay Gas and Mississippi Hub. Related amounts included in total capital expenditures were $29 million in 2013, $61 million in 2012 and $122 million in 2011.

In 2013 and 2012, Sempra Natural Gas had $36 million and $48 million, respectively, of capital expenditures and development costs related to the Cameron LNG terminal and liquefaction project.

Sempra Energy Consolidated Investments and Acquisitions

In 2013, investments consisted primarily of:

▪	$11 million for the acquisition of the rights to develop the Broken Bow 2 Wind project

In 2012, investments consisted primarily of:

▪	$291 million for the investment in Flat Ridge 2 Wind Farm

▪	$62 million for the investment in Auwahi Wind Farm

▪	the purchase of $53 million in industrial development bonds

In 2011, investments and acquisitions consisted primarily of:

▪	$611 million in cash used to fund Sempra South American Utilities’ purchase of South American entities

▪	$146 million for the initial investment in Flat Ridge 2 Wind Farm

▪	$88 million for the initial investment in Mehoopany Wind Farm

▪	the purchase of $84 million in industrial development bonds

Sempra Energy Consolidated Distributions From Other Investments

Sempra Energy’s Distributions From Other Investments are primarily the return of investment from equity method and other investments at Sempra South American Utilities, Sempra Renewables and Sempra Natural Gas as follows:

(Dollars in millions)	2013	2012		2011
Sempra Renewables
Auwahi Wind Farm	$19	$	―	$	―
Cedar Creek 2 Wind Farm	6		2		5
Copper Mountain Solar 2	1		―		―
Flat Ridge 2 Wind Farm	―		148		―
Fowler Ridge 2 Wind Farm	―		―		2
Mehoopany Wind Farm	13		17		―
Mesquite Solar 1	28		―		―

Sempra Natural Gas
Rockies Express	31		37		57

Parent and other	4		3		―
Total	$102		$207		$64

The 2012 distributions from Flat Ridge 2 and Mehoopany Wind Farm were made by the joint ventures upon entering into loans to finance the projects. Distributions of earnings from these investments are included in cash flows from operations.

Purchase and Sale of Bonds Issued by Unconsolidated Affiliate

In November 2009, Sempra Energy, at Parent and Other, purchased $50 million of 2.75-percent bonds issued by Chilquinta Energía S.A., a then unconsolidated affiliate, that are adjusted for Chilean inflation. In October 2012, these bonds were sold for $59 million.

FUTURE CONSTRUCTION EXPENDITURES AND INVESTMENTS

The amounts and timing of capital expenditures are generally subject to approvals by the CPUC, the FERC and other regulatory bodies. However, in 2014, we expect to make capital expenditures and investments of approximately $3.2 billion. These expenditures include

▪	$2.2 billion at the California Utilities for capital projects and plant improvements ($1.1 billion at SDG&E and $1.1 billion at SoCalGas)

▪	$1 billion at our other subsidiaries for capital projects in Mexico and South America, and development of natural gas and renewable generation projects

In 2014, the California Utilities expect their capital expenditures and investments to include

▪	$620 million for improvements to SDG&E’s natural gas and electric distribution systems

▪	$320 million for improvements to SDG&E’s electric transmission systems

▪	$100 million at SDG&E for substation expansions (transmission)

▪	$20 million for SDG&E’s electric generation plants and equipment

▪	$880 million for improvements to SoCalGas’ distribution and transmission systems and storage, and for pipeline safety

▪	$190 million for SoCalGas’ advanced metering infrastructure

▪	$30 million for SoCalGas’ other natural gas projects

The California Utilities expect to finance these expenditures and investments with cash flows from operations and debt issuances.

Over the next five years, 2014 through 2018, and subject to a number of factors including those described below which could cause these estimates to vary substantially, the California Utilities expect to make capital expenditures and investments of:

▪	$5.5 billion at SDG&E

▪	$6.2 billion at SoCalGas

In 2014, the expected capital expenditures and investments of approximately $1 billion (excluding amounts expended by joint ventures and net of anticipated project financing and joint venture structures as noted below) at our other subsidiaries include

Sempra South American Utilities

▪	approximately $150 million to $200 million for capital projects in South America (approximately $100 million to $150 million in Peru and approximately $50 million in Chile)

Sempra Mexico

▪	approximately $300 million to $350 million for capital projects in Mexico, including approximately $300 million for the development of the Sonora Pipeline project developed solely by Sempra Mexico

▪
approximately $450 million of expenditures for pipeline projects within our joint venture with PEMEX. We expect expenditures for projects done within the joint venture to be funded by the joint venture’s cash flows from operations and project financing without additional contributions from its partners

▪	approximately $180 million of expenditures for a renewable wind project to be primarily funded by project financing

Sempra Renewables

▪
approximately $300 million for development of renewable projects, including approximately $100 million for investment in Copper Mountain Solar 3, a 250-MW solar project located near Boulder City, Nevada, and approximately $80 million for investment in the 75-MW Broken Bow 2 Wind project in Custer County, Nebraska. These amounts are net of anticipated project financing and joint venture structures.

Sempra Natural Gas

▪	approximately $200 million for development of natural gas transportation and storage projects

Over the next five years, 2014 through 2018, and subject to the factors described below which could cause these estimates to vary substantially, Sempra Energy expects to make aggregate capital expenditures at its other subsidiaries of approximately $3.1 billion.

Capital expenditure amounts include capitalized interest. At the California Utilities, the amounts also include the portion of AFUDC related to debt, but exclude the portion of AFUDC related to equity. At Sempra Mexico, the amounts also exclude AFUDC related to equity. We provide further details about AFUDC in Note 1 of the Notes to Consolidated Financial Statements.

Periodically, we review our construction, investment and financing programs and revise them in response to changes in regulation, economic conditions, competition, customer growth, inflation, customer rates, the cost and availability of capital, and environmental requirements. We discuss these considerations in more detail in Notes 13, 14 and 15 of the Notes to Consolidated Financial Statements and in “Factors Influencing Future Performance” below.

Our level of capital expenditures and investments in the next few years may vary substantially and will depend on the cost and availability of financing, regulatory approvals, changes in U.S. federal tax law and business opportunities providing desirable rates of return. We intend to finance our capital expenditures in a manner that will maintain our investment-grade credit ratings and capital structure.

CASH FLOWS FROM FINANCING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
(Dollars in millions)
	2013	2013 Change	2012	2012 Change	2011
Sempra Energy Consolidated	$338	$(1,017)	$1,355	$821	$534
SDG&E	194	2	192	(592)	784
SoCalGas	(9)	147	(156)	145	(301)

Sempra Energy Consolidated

Cash provided by financing activities in 2013 decreased due to:

▪
$1 billion lower issuances of debt, including a decrease in issuances of long-term debt of $631 million ($1,636 million in 2013 compared to $2,267 million in 2012) and a decrease in issuances of commercial paper and other short-term debt with maturities greater than 90 days of $385 million ($445 million in 2013 compared to $830 million in 2012);

▪	$661 million higher payments on long-term debt ($984 million in 2013 compared to $323 million in 2012), excluding amounts related to commercial paper with maturities greater than 90 days;

▪	$83 million redemption of SDG&E’s outstanding preferred stock (including call premium and accrued dividends); and

▪	$56 million increase in common dividends paid primarily due to an increase in the dividend rate; offset by

▪	$574 million net proceeds received from the sale of noncontrolling interests at Sempra Mexico; and

▪	$256 million increase in short-term debt in 2013 compared to $47 million decrease in 2012.

Cash provided by financing activities in 2012 increased due to:

▪
$999 million higher issuances of debt, primarily long-term debt of $693 million (issuances of $2,267 million in 2012 compared to $1,574 million in 2011) and commercial paper with maturities greater than 90 days of $309 million (issuances of $824 million in 2012 compared to $515 million in 2011);

▪	$47 million decrease in short-term debt in 2012 compared to a $498 million decrease in 2011;

▪	$80 million for the redemption of subsidiary preferred stock in 2011; and

▪	$43 million related to Sempra South American Utilities’ September 2011 tender offer discussed in Note 3 of the Notes to Consolidated Financial Statements; offset by

▪	$628 million higher payments of commercial paper with maturities greater than 90 days, offset by $31 million lower payments on long-term debt; and

▪	$110 million increase in common dividends paid.

SDG&E

Cash provided by financing activities at SDG&E increased in 2013 primarily due to:

▪	$201 million higher issuances of long-term debt;

▪	$59 million increase in short-term debt in 2013; and

▪	$14 million reduction in capital distributions made by Otay Mesa VIE ($26 million in 2013 compared to $40 million in 2012); offset by

▪	$83 million redemption of outstanding preferred stock (including call premium and accrued dividends); and

▪	$189 million higher payments on long-term debt.

Cash provided by financing activities in 2012 decreased primarily due to:

▪	$349 million lower issuances of long-term debt;

▪	a $200 million capital contribution from Sempra Energy in 2011; and

▪	$40 million of capital distributions made by Otay Mesa VIE in 2012.

SoCalGas

Cash used by financing activities at SoCalGas in 2013 decreased primarily due to:

▪	$250 million repayment of long-term debt in 2012;

▪	$200 million reduction in common dividends paid ($50 million in 2013 compared to $250 million in 2012); and

▪	$42 million increase in short-term debt in 2013; offset by

▪	$348 million issuance of long-term debt in 2012.

Cash used by financing activities at SoCalGas in 2012 decreased primarily due to:

▪	$348 million issuance of long-term debt in 2012; offset by

▪	$200 million increase in common dividends paid.

LONG-TERM DEBT

Long-term debt balances (including the current portion of long-term debt) at December 31 were

(Dollars in millions)	2013	2012	2011
Sempra Energy Consolidated	$12,400	$12,346	$10,414
SDG&E	4,554	4,308	4,077
SoCalGas	1,411	1,413	1,321

At December 31, 2013, the following information applies to long-term debt, excluding commercial paper classified as long-term:

	Sempra Energy
	Consolidated	SDG&E	SoCalGas
Weighted average life to maturity, in years	12.4	17.0	17.6
Weighted average interest rate	4.71%	4.72%	5.02%

Issuances of Long-Term Debt

Major public issuances of long-term debt over the last three years include the following:

(Dollars in millions)	Amount	Rate	Maturing

Sempra Energy
Notes, November 2013	$500	4.05%	2023
Notes, September 2012	500	2.875	2022
Notes, March 2012	600	2.30	2017
Variable rate notes (1.01% at December 31, 2013),
March 2011	300	1.01	2014
Notes, March 2011	500	2.00	2014

Sempra Mexico
Notes, February 2013	100	2.66	2018
Notes, February 2013	298	4.12	2023

SDG&E
First mortgage bonds, September 2013	450	3.60	2023
First mortgage bonds, March 2012	250	4.30	2042
First mortgage bonds, November 2011	250	3.95	2041
First mortgage bonds, August 2011	350	3.00	2021

SoCalGas
First mortgage bonds, September 2012	350	3.750	2042

Sempra Energy used the proceeds from its issuances of long-term debt primarily for general corporate purposes and to repay commercial paper. We discuss issuances of long-term debt further in Note 5 of the Notes to Consolidated Financial Statements.

The California Utilities used the proceeds from their issuances of long-term debt:

▪	for general working capital purposes;

▪	to support their electric (at SDG&E) and natural gas (SDG&E and SoCalGas) procurement programs;

▪	to redeem all outstanding shares of SDG&E’s preferred stock;

▪	to repay commercial paper at SDG&E; and

▪	to replenish amounts expended and fund future expenditures for the expansion and improvement of their utility plants.

Payments on Long-Term Debt

Payments on long-term debt in 2013 included

▪	$400 million of Sempra Energy’s 6-percent notes due in 2013

▪	$250 million of Sempra Energy’s 8.9-percent notes due in 2013, including $200 million at variable rates after fixed-to-floating interest rate swaps

▪	$60 million of SDG&E’s 5.85-percent Pollution Control Revenue Bonds (PCRB) due in 2021

▪	$115 million of SDG&E’s 5.9-percent PCRBs due in 2014

▪	$14 million of SDG&E’s 6.8-percent PCRBs due in 2015

▪	$86 million of 2.75-percent Series A Chilean public bonds maturing in 2014

Payments on long-term debt in 2012 included $250 million of SoCalGas 4.8-percent first mortgage bonds at maturity in October 2012.

Payments on long-term debt in 2011 included

▪	$100 million of SoCalGas 4.375-percent first mortgage bonds at maturity in January 2011

▪	$150 million of SoCalGas variable rate first mortgage bonds at maturity in January 2011

In Note 5 of the Notes to Consolidated Financial Statements, we provide information about our lines of credit and additional information about debt activity.

CAPITAL STOCK TRANSACTIONS

Sempra Energy

Cash provided by employee stock option exercises and newly issued shares for our dividend reinvestment and 401(k) saving plans was

▪	$62 million in 2013

▪	$78 million in 2012

▪	$28 million in 2011

In 2013, SDG&E redeemed all of its outstanding preferred stock for $83 million (including call premium and accrued dividends). We discuss the redemption in Note 11 of the Notes to Consolidated Financial Statements.

DIVIDENDS

Sempra Energy

Sempra Energy paid cash dividends on common stock of:

▪	$606 million in 2013

▪	$550 million in 2012

▪	$440 million in 2011

The increase in 2013 was due to an increase in the per-share quarterly dividends from $0.60 in 2012 to $0.63 in 2013. The increase in 2012 was due to an increase in the per-share quarterly dividend from $0.48 in 2011 to $0.60 in 2012.

On December 17, 2013, Sempra Energy declared a quarterly dividend of $0.63 per share of common stock that was paid on January 15, 2014. We provide additional information about Sempra Energy dividends above in “Capital Resources and Liquidity – Overview – Sempra Energy Consolidated.”

SDG&E did not pay any common dividends to Sempra Energy in 2013, 2012 or 2011 to preserve cash to fund its capital expenditures program, which included the Sunrise Powerlink.

SoCalGas paid dividends to Pacific Enterprises (PE) and PE paid corresponding dividends to Sempra Energy of:

▪	$50 million in 2013

▪	$250 million in 2012

▪	$50 million in 2011

PE, a wholly owned subsidiary of Sempra Energy, owns all of SoCalGas’ outstanding common stock. Accordingly, dividends paid by SoCalGas to PE and dividends paid by PE to Sempra Energy are both eliminated in Sempra Energy’s Consolidated Financial Statements.

The board of directors for each of Sempra Energy, SDG&E and SoCalGas has the discretion to determine the payment and amount of future dividends by each such entity. The CPUC’s regulation of SDG&E’s and SoCalGas’ capital structures limits the amounts that are available for loans and dividends to Sempra Energy. At December 31, 2013, Sempra Energy could have received combined loans and dividends of approximately $1.0 billion from SoCalGas and approximately $425 million from SDG&E.

We provide additional information about restricted net assets in Note 1 of the Notes to Consolidated Financial Statements and about the CPUC’s regulation of the California Utilities’ capital structures in Note 14 of the Notes to Consolidated Financial Statements.

CAPITALIZATION

TOTAL CAPITALIZATION AND DEBT-TO-CAPITALIZATION RATIOS
(Dollars in millions)
	December 31, 2013
	Sempra Energy
	Consolidated(1)	SDG&E(1)	SoCalGas
Total capitalization	$24,795	$9,332	$4,002
Debt-to-capitalization ratio	52%	49%	36%

	December 31, 2012
	Sempra Energy
	Consolidated(1)	SDG&E(1)	SoCalGas
Total capitalization	$23,654	$8,685	$3,648
Debt-to-capitalization ratio	55%	50%	39%
(1)	Includes noncontrolling interest and debt of Otay Mesa Energy Center LLC for Sempra Energy Consolidated and SDG&E with no significant impact.

Significant changes during 2013 that affected capitalization include the following:

▪
Sempra Energy Consolidated: comprehensive income exceeding dividends and increase in noncontrolling interests from the IEnova stock offerings, partially offset by redemption of subsidiary preferred stock

▪	SDG&E: comprehensive income, partially offset by a net increase in long-term debt and preferred stock redemption

▪	SoCalGas: comprehensive income exceeding dividends

We provide additional information about these significant changes in Notes 1, 5 and 11 of the Notes to Consolidated Financial Statements.

COMMITMENTS

The following tables summarize principal contractual commitments, primarily long-term, at December 31, 2013 for Sempra Energy Consolidated, SDG&E and SoCalGas. We provide additional information about commitments above and in Notes 5, 7 and 15 of the Notes to Consolidated Financial Statements.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	2014	2015 and 2016	2017 and 2018	Thereafter	Total
Long-term debt(1)	$1,140	$1,158	$1,745	$7,964	$12,007
Interest on long-term debt(2)	543	1,030	890	4,972	7,435
Operating leases	85	154	143	576	958
Capital leases	7	7	7	160	181
Purchased-power contracts	1,328	2,960	2,977	11,826	19,091
Natural gas contracts	404	473	430	377	1,684
LNG contracts(3)	670	1,316	1,336	8,277	11,599
Construction commitments	1,317	509	136	47	2,009
Build-to-suit lease	―	14	20	277	311
SONGS decommissioning	49	117	135	455	756
Sunrise Powerlink wildfire mitigation fund	3	6	6	306	321
Other asset retirement obligations	20	43	40	1,293	1,396
Pension and other postretirement benefit
obligations(4)	211	305	230	572	1,318
Environmental commitments	15	16	3	5	39
Other	24	25	23	59	131
Totals	$5,816	$8,133	$8,121	$37,166	$59,236
(1)	Excludes $200 million commercial paper classified as long-term, as we discuss in Note 5 of the Notes to Consolidated Financial Statements.
(2)
We calculate expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps. We calculate expected interest payments for variable-rate obligations, including fixed-to-floating interest rate swaps, based on forward rates in effect at December 31, 2013.

(3)
Our LNG facilities have various LNG purchase agreements with major international companies for the supply of LNG to our Energía Costa Azul and Cameron terminals. The agreements range from short-term to multi-year periods and are priced using a predetermined formula based on U.S. market indices. The expected payments under the contracts are based on forward prices of the applicable market index from 2014 to 2023 and an estimated one percent escalation per year after 2023. We provide more information about these contracts in Note 15 of the Notes to Consolidated Financial Statements.

(4)	Amounts represent expected company contributions to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SDG&E
(Dollars in millions)
	2014	2015 and 2016	2017 and 2018	Thereafter	Total
Long-term debt	$24	$270	$181	$3,910	$4,385
Interest on long-term debt(1)	206	397	384	2,645	3,632
Operating leases	23	44	37	91	195
Capital leases	5	7	7	160	179
Purchased-power contracts	471	1,067	1,005	6,349	8,892
Construction commitments	177	60	50	45	332
SONGS decommissioning	49	117	135	455	756
Sunrise Powerlink wildfire mitigation fund	3	6	6	306	321
Other asset retirement obligations	3	5	5	143	156
Pension and other postretirement benefit
obligations(2)	81	73	62	174	390
Environmental commitments	6	8	2	4	20
Totals	$1,048	$2,054	$1,874	$14,282	$19,258
(1)	SDG&E calculates expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps.
(2)	Amounts represent expected company contributions to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SOCALGAS
(Dollars in millions)
	2014	2015 and 2016	2017 and 2018	Thereafter	Total
Long-term debt	$250	$8	$250	$905	$1,413
Interest on long-term debt(1)	60	114	104	893	1,171
Natural gas contracts	183	233	198	157	771
Operating leases	32	57	58	174	321
Capital leases	2	―	―	―	2
Construction commitments	190	168	84	―	442
Environmental commitments	5	8	1	1	15
Pension and other postretirement benefit
obligations(2)	85	163	115	290	653
Asset retirement obligations	17	37	35	1,110	1,199
Totals	$824	$788	$845	$3,530	$5,987
(1)	SoCalGas calculates interest payments using the stated interest rate for fixed-rate obligations.
(2)	Amounts represent expected company contributions to the plans for the next 10 years.

The tables exclude

▪	contracts between consolidated affiliates

▪	intercompany debt

▪	individual contracts that have annual cash requirements less than $1 million

▪	employment contracts

The tables also exclude income tax liabilities of

▪	$53 million for Sempra Energy Consolidated

▪	$17 million for SDG&E

▪	$13 million for SoCalGas

These liabilities relate to uncertain tax positions and were excluded from the tables because we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of tax positions. We provide additional information about unrecognized tax benefits in Note 6 of the Notes to Consolidated Financial Statements.

OFF BALANCE-SHEET ARRANGEMENTS

Sempra Energy has provided maximum guarantees aggregating $502 million at December 31, 2013 to related parties. We discuss these guarantees in Notes 5 and 15 of the Notes to Consolidated Financial Statements.

SDG&E has entered into power purchase arrangements which are variable interests. We discuss variable interests in Note 1 of the Notes to Consolidated Financial Statements.

CREDIT RATINGS

The credit ratings of Sempra Energy, SDG&E and SoCalGas remained at investment grade levels in 2013. At December 31, 2013, Sempra Energy’s unsecured debt rating remained at BBB+ with a stable outlook. In January 2014, Moody’s increased SDG&E’s and SoCalGas’ unsecured debt rating to A1 with a stable outlook.

Sempra Energy, SDG&E and SoCalGas have committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes. Borrowings under these facilities bear interest at benchmark rates plus a margin that varies with market index rates and each borrower’s credit rating. Each facility also requires a commitment fee on available unused credit.

Under these committed lines, if Sempra Energy were to experience a ratings downgrade from its current level, the rate at which borrowings bear interest would increase by 25 to 50 basis points, depending on the severity of the downgrade. The commitment fee on available unused credit would also increase 5 to 10 basis points, depending on the severity of the downgrade.

Under these committed lines, if SDG&E or SoCalGas were to experience a ratings downgrade from its current level, the rate at which borrowings bear interest would increase by 12.5 to 87.5 basis points, depending on the severity of the downgrade. The commitment fee on available unused credit would also increase 2.5 to 20 basis points, depending on the severity of the downgrade. The January 2014 upgrade of SDG&E’s and SoCalGas’ credit ratings reduced the interest rate and commitment fee rate on committed lines of credit by 12.5 basis points and 2.5 basis points, respectively.

For Sempra Energy and SDG&E, their credit ratings may affect credit limits related to derivative instruments, as we discuss in Note 9 of the Notes to Consolidated Financial Statements.

FACTORS INFLUENCING FUTURE PERFORMANCE

CALIFORNIA UTILITIES

Overview

The California Utilities’ operations have historically provided relatively stable earnings and liquidity. However, for the next few years, SoCalGas intends to limit its common stock dividends to reinvest its earnings in significant capital projects.

The California Utilities’ performance will depend primarily on the ratemaking and regulatory process, environmental regulations, economic conditions, actions by the California legislature and the changing energy marketplace. Their performance will also depend on the successful completion of capital projects that we discuss in various sections of this report and below. We discuss certain regulatory matters below and in Note 14 of the Notes to Consolidated Financial Statements.

SDG&E may also continue to be significantly impacted by matters at SONGS. We discuss SONGS below, in Notes 13 and 15 of the Notes to Consolidated Financial Statements and in “Risk Factors” in our 2013 Annual Report on Form 10-K.

Joint Matters

CPUC General Rate Case (GRC)

In December 2010, the California Utilities filed their 2012 GRC applications to establish their authorized 2012 revenue requirements and the ratemaking mechanisms by which those requirements would change on an annual basis over the subsequent three-year (2013-2015) period. In May 2013, the CPUC approved a final decision (Final GRC Decision) in the California Utilities’ 2012 GRC, effective retroactive to January 1, 2012. The amount of revenue associated with the retroactive period has been approved to be recovered in rates over 28 months for SDG&E and 31 months for SoCalGas, or by the end of 2015, in order to minimize the impact on ratepayers, thus adversely impacting the respective company’s cash flows. We discuss the 2012 GRC and the Final GRC Decision in Note 14 of the Notes to Consolidated Financial Statements.

Natural Gas Pipeline Operations Safety Assessments

Pending the outcome of the various regulatory agency evaluations of natural gas pipeline safety regulations, practices and procedures, Sempra Energy, including the California Utilities, may incur incremental expense and capital investment associated with its natural gas pipeline operations and investments. In August 2011, SoCalGas, SDG&E, Pacific Gas and Electric (PG&E) and Southwest Gas filed implementation plans with the CPUC to test or replace natural gas transmission pipelines located in populated areas that have not been pressure tested, as we discuss in Note 14 of the Notes to Consolidated Financial Statements. In their 2011 filing with the CPUC, the California Utilities estimated the total cost for Phase 1 of the two-phase plan to be $3.1 billion ($2.5 billion for SoCalGas and $600 million for SDG&E) over the 10-year period of 2012 to 2022. The California Utilities requested that the incremental capital investment required as a result of any approved plan be included in rate base and that cost recovery be allowed for any other incremental cost not eligible for rate-base recovery. The costs that are the subject of these plans are outside the scope of the 2012 GRC proceedings discussed above. If the CPUC were to decide that the incremental capital investment not be considered as incremental rate base outside the GRC process, that this incremental capital investment earn a return on rate base lower than what is otherwise authorized, or that cost recovery not be allowed for other incremental costs not eligible for rate base recovery, it could materially adversely affect the respective company’s cash flows, financial condition, results of operations and prospects upon commencement of this program. We provide additional information in Note 14 of the Notes to Consolidated Financial Statements.

Safety Enforcement

California Senate Bill (SB) 291, enacted in October 2013, requires the CPUC to develop and implement a safety enforcement program that includes procedures for monitoring, data tracking and analysis, and investigations, as well as delegating citation authority to CPUC staff personnel under the direction of the CPUC Executive Director. SB 291 requires the CPUC to implement the enforcement program for gas safety by July 1, 2014 and for electric safety by January 1, 2015. In exercising the citation authority, the CPUC staff will take into account voluntary reporting of potential violations, voluntary resolution efforts undertaken, prior history of violations, the gravity of the violation, and the degree of culpability. The CPUC is planning to adopt an administrative limit on the maximum monetary penalty that may be set by the CPUC staff.

In December 2011, the CPUC adopted a gas safety citation program whereby natural gas distribution companies can be fined by CPUC staff for violations of the CPUC’s safety standards or federal standards. Each day of an ongoing violation may be counted as an additional offense. The maximum penalty is $50,000 per offense. In September 2013, the CPUC issued its Standard Operating Procedures setting forth its principles and management process for the gas safety citation program.

SDG&E Matters

2007 Wildfire Litigation

In regard to the 2007 wildfire litigation, SDG&E’s payments for claims settlements plus funds estimated to be required for settlement of outstanding claims and legal fees total approximately $2.4 billion, which is in excess of the $1.1 billion of liability insurance coverage and the approximately $824 million recovered from third parties. However, SDG&E has concluded that it is probable that it will be permitted to recover in rates a substantial portion of the reasonably incurred costs of resolving wildfire claims in excess of its liability insurance coverage and amounts recovered from third parties. Consequently, Sempra Energy and SDG&E expect no significant earnings impact from the resolution of the remaining wildfire claims. At December 31, 2013, Sempra Energy’s and SDG&E’s Consolidated Balance Sheets include assets of $330 million in Other Regulatory Assets, including $315 million related to CPUC-regulated operations and $15 million related to FERC-regulated operations, for costs incurred and the estimated settlement of pending claims. However, SDG&E’s cash flow may be materially adversely affected by timing differences between the resolution of claims and recoveries in rates, which may extend over a number of years. In addition, recovery in rates will require future regulatory approval, and a failure to obtain substantial or full recovery, or any negative assessment of the likelihood of recovery, would likely have a material adverse effect on Sempra Energy’s and SDG&E’s financial condition, cash flows and results of operations.

SDG&E will continue to gather information to evaluate and assess the remaining wildfire claims and the likelihood, amount and timing of recoveries in rates and will make appropriate adjustments to wildfire reserves and the related regulatory assets as additional information becomes available.

Should SDG&E conclude that recovery of excess wildfire costs in rates is no longer probable, at that time SDG&E will record a charge against earnings. If SDG&E had concluded that the recovery of regulatory assets related to CPUC-regulated operations was no longer probable or was less than currently estimated, at December 31, 2013, the resulting after-tax charge against earnings would have been up to $186 million. In addition, in periods following any such conclusion by SDG&E that recovery is no longer probable, Sempra Energy’s and SDG&E’s earnings will be adversely impacted by increases in the estimated costs to litigate or settle pending wildfire claims. We discuss how we assess the probability of recovery of our regulatory assets in Note 1 of the Notes to Consolidated Financial Statements.

We provide additional information concerning these matters in Notes 14 and 15 of the Notes to Consolidated Financial Statements.

SONGS

SONGS Outage and Retirement

SDG&E has a 20-percent ownership interest in SONGS, a 2,150-MW nuclear generating facility near San Clemente, California. SONGS is operated by Southern California Edison Company (Edison), the majority owner, and is subject to the jurisdiction of the Nuclear Regulatory Commission (NRC) and the CPUC.

We provide additional background information on SONGS in Notes 13 and 15 of the Notes to Consolidated Financial Statements.

On June 6, 2013, Edison notified SDG&E that it had reached a decision to permanently retire SONGS Units 2 and 3 and seek approval from the NRC to start the decommissioning activities for the entire facility. Edison advised SDG&E that its management had made the unilateral decision to retire the Units once Edison concluded that the considerable uncertainty about when, or if, the NRC would allow a restart of Unit 2 could not be resolved. Given this uncertainty, Edison decided to retire both Units and seek the authority from the NRC to commence the decommissioning of SONGS.

Background

The steam generators were replaced in Units 2 and 3, and the Units returned to service in 2010 and 2011, respectively. Both Units have been shut down since early 2012 after a water leak occurred in the Unit 3 steam generator. Edison concluded that the leak was due to unexpected wear from tube-to-tube contact. At the time the leak was identified, Edison also inspected and tested Unit 2 and subsequently found unexpected tube wear in Unit 2’s steam generators, as well. In March 2012, in response to the shutdown of SONGS, the NRC issued a Confirmatory Action Letter (CAL) which, among other things, outlined the requirements Edison would be required to meet before the NRC would approve a restart of either of the Units.

In October 2012, Edison submitted a restart plan to the NRC proposing to operate Unit 2 at a reduced power level for a period of five months, at which time the Unit would be brought down for further inspection. Edison did not file a restart plan for Unit 3, pending further inspection and analysis of what the required repairs or modifications would need to be to return the Unit back to service in a safe manner. The NRC had been reviewing the restart plan for Unit 2 proposed by Edison since that time, and in May 2013, the Atomic Safety and Licensing Board (ASLB), an adjudicatory arm of the NRC, concluded that the CAL process constituted a de facto license amendment proceeding that was subject to a public hearing. This conclusion by the ASLB resulted in further uncertainty regarding when a final decision might be made on restarting Unit 2.

The steam generators were designed and provided by Mitsubishi Heavy Industries, Ltd., Mitsubishi Nuclear Energy Systems, Inc., and Mitsubishi Heavy Industries America, Inc. (collectively MHI). In July 2013, SDG&E filed a lawsuit against MHI seeking to recover damages SDG&E has incurred and will incur related to the design defects in the steam generators. In October 2013, Edison instituted arbitration proceedings against MHI seeking damages as well. We discuss these proceedings in Note 15 of the Notes to Consolidated Financial Statements.

CPUC SONGS Order Instituting Investigation (OII)

In response to the prolonged outage, the CPUC issued an OII, pursuant to California Public Utilities’ Code Section 455.5, which applies to cost recovery issues resulting from long-term outages of operating assets. The OII consolidated most SONGS issues in various related proceedings into a single proceeding. The OII, among other things, ruled that all revenues associated with the investment in, and operation of, SONGS since January 1, 2012 are subject to refund to customers, pending the outcome of all phases of the proceeding. The OII proceeding will also determine the ultimate recovery of the investment in SONGS and the costs incurred since the commencement of this outage, including purchased replacement power costs that are typically recovered through the Energy Resource Recovery Account (ERRA) balancing account subject only to a reasonableness review by the CPUC.

The first phase of the OII addresses the reasonableness of the costs incurred in 2012. In November 2013, the CPUC issued a Proposed Decision (PD) on the first phase of the OII, which included the following impacts:

▪
The PD identified $182.8 million as SDG&E’s share of the costs incurred by Edison, including overheads and capital, in 2012. Of this amount, the PD deemed $19.3 million to have been unreasonably incurred and recommended that this amount be refunded in rates effective January 1, 2014.

▪
In addition, the PD identified $27 million as SDG&E’s share of the $122 million in costs incurred by Edison in 2012 associated with the steam generator inspection and repair, which costs will be reviewed in Phase 3, but not removed from rates yet. These costs are to be separately accounted for and interest accrued at the one-year U.S. Treasury rate should the CPUC decide in Phase 3 that they should also be refunded.

In addition, the PD defines the methodology to calculate replacement power costs, and the SONGS owners must re-calculate their replacement power costs according to the adopted methodology. Those costs are subject to refund (to the extent they are in rates) pending the outcome of Phase 3. The PD is subject to final approval by the CPUC and may be amended or changed.

The second phase of the OII addresses the appropriate rate recovery treatment of the investment in SONGS assets. Hearings on this second phase were held in October 2013, and a CPUC decision on this phase of the OII is scheduled for the first half of 2014.

The third phase of the OII will address the reasonableness of the steam generator replacement project costs. We expect this phase to begin in the second half of 2014.

Since the unscheduled outage started, SDG&E has procured power to meet its customers’ needs to replace the power that would have been supplied to SDG&E from SONGS, had SONGS been in operation. The estimated cost of the purchased replacement power, determined consistent with the methodology used in the CPUC’s OII into the SONGS outage, incurred from January 2012 through June 6, 2013, the date Edison notified SDG&E of the early closure of SONGS, was approximately $165 million. Of this total, $98 million was incurred in 2012 and has been approved for collection in rates pursuant to prior ERRA proceedings. The remaining $67 million, discussed below, represents replacement power costs incurred in 2013 through June 6 that have not yet been approved for recovery in rates. Although $98 million has been authorized for recovery through ERRA, the OII will determine whether any of this amount will be required to be refunded to customers.

In addition to the estimated cost of the purchased replacement power mentioned above, SDG&E’s share of SONGS’ operating costs, including depreciation, and the return on its investment in SONGS from January 1, 2012 through June 30, 2013, was approximately $300 million.

We provide additional information regarding the OII in Note 13 of the Notes to Consolidated Financial Statements.

Accounting for the Early Retirement of SONGS

Given the decision by Edison to close SONGS, SDG&E management assessed the appropriate accounting for an early-retired plant. In conducting this assessment, management took into consideration, among other things, the interrelationship of any recovery of SDG&E’s investment in SONGS, the cost of operations, the cost of purchased replacement power and the probability of having to refund to customers a portion or all of the revenue subject to refund. Management’s assessment took into account that the CPUC is considering all of these elements on a combined basis in the OII. After considering the regulatory precedent regarding rate recovery of investments in and costs incurred related to early-retired plants, management considered a number of possible regulatory outcomes from the OII proceeding, none of which management considered certain, and given SDG&E’s non-operator and minority interest position and the regulatory precedent on such matters, management believes that it is probable that SDG&E will recover in rates the amount recorded in the SONGS regulatory asset, as described below. We determined the amount deemed probable of recovery based on our assessment of the likelihood of the potential regulatory outcomes identified, resulting in SDG&E recording a $200 million pretax loss in the second quarter of 2013.

As a result of Edison’s decision to permanently retire SONGS Units 2 and 3, and as a result of our assessment described above, SDG&E established a new regulatory asset included in Other Regulatory Assets on the Consolidated Balance Sheet. As of December 31, 2013, the balance in this new regulatory asset was $303 million and was comprised of the following:

▪
the net book value of SDG&E’s investment in SONGS plant and nuclear fuel of $516 million, which prior to the date of the plant retirement, had been reported as Property, Plant and Equipment on the Consolidated Balance Sheet;

▪	SDG&E’s SONGS-related materials and supplies of $10 million, which prior to the date of the plant retirement, had been reported as Inventory on the Consolidated Balance Sheet;

▪
SDG&E’s 2013 cost of replacement power that is in excess of the amount previously authorized for recovery in ERRA of $67 million which, prior to the date of the plant retirement, would have been reported as Regulatory Balancing Accounts, Net in Current Assets on the Consolidated Balance Sheet;

▪	miscellaneous costs incurred or expected to be incurred by SDG&E associated with the early closure of the plant of $35 million; net of

▪	a $200 million reserve for disallowance of rate recovery reported as Loss from Plant Closure on the Consolidated Statement of Operations; and

▪	$125 million for amounts billed to customers for operating costs and the recovery of and return on investment in SONGS since the plant closure in early June 2013 that are subject to refund.

The amount that SDG&E will eventually recover will require a regulatory decision from the CPUC that could result in recovery of an amount that is materially different than management’s estimate. In addition to recoveries through the regulatory process, SDG&E intends to pursue various avenues for recovery from other potentially responsible parties and insurance carriers. However, these anticipated recoveries, if any, cannot be included in our current estimates. SDG&E will continue to assess the probability of recovery in rates of this new regulatory asset, as well as: 1) the cost of the purchased replacement power of $98 million approved in prior ERRA proceedings for collection in rates, and 2) the operations and maintenance expenses incurred by SDG&E since the start of the forced outages, which amounted to approximately $184 million through December 31, 2013. Should SDG&E conclude that recovery in rates is less than the amount anticipated or no longer probable, SDG&E will record an additional charge against earnings at the time such a conclusion is reached.

While SONGS was in service, SDG&E’s investment in recent years has contributed after-tax net earnings of approximately $15 million to $20 million per year, which ceased as of the date that Edison decided to permanently retire the plant.

NRC Proceedings

In December 2013, Edison received a final NRC Inspection Report that identified a violation for the failure to verify the adequacy of the thermal-hydraulic and flow-induced vibration design of the Unit 3 replacement steam generators. In January 2014, Edison provided a response to the NRC Inspection Report stating that MHI, as contracted by Edison to prepare the SONGS replacement steam generator design, was the party responsible for performing the verification and checking of the design of the steam generators.

Simultaneously, the NRC issued an Inspection Report to MHI containing a Notice of Nonconformance for its flawed computer modeling in the design of the replacement steam generators.

Because SONGS has ceased operation, NRC inspection oversight of SONGS will now be continued through the NRC’s Decommissioning Power Reactor Inspection Program to verify that decommissioning activities are being conducted safely, that spent fuel is safely stored onsite or transferred to another licensed location, and that the site operations and licensee termination activities conform to applicable regulatory requirements, licensee commitments and management controls.

Lawsuit Against Mitsubishi Heavy Industries, Ltd.

On July 18, 2013, SDG&E filed a lawsuit in the Superior Court of California in the County of San Diego against MHI.  The lawsuit seeks to recover damages SDG&E has incurred and will incur related to the design defects in the steam generators MHI provided to the SONGS nuclear power plant. The lawsuit asserts a number of causes of action, including fraud, based on the representations MHI made about its qualifications and ability to design generators free from defects of the kind that resulted in the permanent shutdown of the plant and further seeks to set aside the contractual limitation of damages that MHI has asserted. On July 24, 2013, MHI removed the lawsuit to the United States District Court for the Southern District of California, and on August 8, 2013, MHI moved to stay the proceeding pending resolution of the dispute resolution process involving MHI and Edison arising from their contract for the purchase and sale of the steam generators. On October 16, 2013, Edison initiated an arbitration proceeding against MHI seeking damages stemming from the failure of the replacement steam generators. In late December 2013, MHI answered and filed a counter-claim against Edison.

Nuclear Insurance

SDG&E and the other owners of SONGS have insurance to cover claims from nuclear liability incidents arising at SONGS. This insurance provides $375 million in coverage limits, the maximum amount available, including coverage for acts of terrorism. In addition, the Price-Anderson Act provides for up to $13.2 billion of secondary financial protection (SFP). If a nuclear liability loss occurring at any U.S. licensed/commercial reactor exceeds the $375 million insurance limit, all nuclear reactor owners could be required to contribute to the SFP. SDG&E’s contribution would be up to $50.93 million. This amount is subject to an annual maximum of $7.6 million, unless a default occurs by any other SONGS owner. If the SFP is insufficient to cover the liability loss, SDG&E could be subject to an additional assessment.

The SONGS owners, including SDG&E, also have $2.75 billion of nuclear property, decontamination, and debris removal insurance, subject to a $2.5 million deductible for “each and every loss.” This insurance coverage is provided through Nuclear Electric Insurance Limited (NEIL), a mutual insurance company. The NEIL policies have specific exclusions and limitations that can result in reduced or eliminated coverage. Insured members as a group are subject to retrospective premium assessments to cover losses sustained by NEIL under all issued policies. SDG&E could be assessed up to $9.7 million of retrospective premiums based on overall member claims. Edison, on behalf of itself and the minority owners of SONGS (including SDG&E), has placed NEIL on notice of claims under both the property damage and outage insurance policies as a result of SONGS’ Units 2 and 3 being shut down since early 2012.

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

Nuclear Decommissioning and Funding

As a result of Edison’s decision to permanently retire SONGS Units 2 and 3, Edison has begun the decommissioning phase of the plant. The process of decommissioning a nuclear power plant is governed by NRC regulations, as well as regulations of the Environmental Protection Agency (EPA), the U.S. Department of the Navy (the land owner), the CPUC and other regulatory bodies. The NRC regulations categorize the decommissioning activities into three phases: initial activities, major decommissioning and storage activities, and license termination. Initial activities include providing notice of permanent cessation of operations (accomplished on June 12, 2013) and notice of permanent removal of fuel from the reactor vessels (provided by Edison to the NRC on June 28 and July 22, 2013 for Units 3 and 2, respectively). Within two years after the cessation of operations, the licensee (Edison) must submit a post-shutdown decommissioning activities report, an irradiated fuel management plan and a site-specific decommissioning cost estimate. Edison currently estimates that it will provide the other initial activity phase plans and cost estimates to the NRC by the end of 2014.

In accordance with state and federal requirements and regulations, SDG&E has assets held in trusts, referred to as the Nuclear Decommissioning Trusts (NDT), to fund decommissioning costs for SONGS Units 1, 2 and 3. At December 31, 2013, the fair value of SDG&E’s NDT assets was $1 billion. Except for the use of funds for the planning of decommissioning activities, CPUC approval is required for SDG&E to access the NDT assets to fund SONGS decommissioning costs. In February 2014, SDG&E filed a request with the CPUC for such authorization. Until CPUC approval is received, SDG&E will use working capital to pay for any SONGS decommissioning costs incurred, and such expenditures will be reimbursed from the NDT upon that approval. The timing of SDG&E’s access to the NDT assets may also depend on a finding by the NRC regarding the characterization of the commingled funds. SDG&E expects the NRC to make such a finding in 2014.

SDG&E and Edison have a joint application pending with the CPUC requesting continued rate recovery of the estimated cost for decommissioning of SONGS. SDG&E is currently authorized to recover $8 million annually to fund additional investments in the NDT to pay for the cost of decommissioning SONGS. In its pending application with the CPUC, SDG&E is requesting to recover $16 million on an annual basis to fund additional investments in the NDT. We expect a decision on this application in the first half of 2014.

We provide additional information regarding the NDT and the SONGS decommissioning in Note 13 of the Notes to Consolidated Financial Statements.

Investment in Wind Farm

In 2011, the CPUC and FERC approved SDG&E’s estimated $285 million tax equity investment in a wind farm project. SDG&E and the project developer are in dispute regarding whether all conditions precedent in the contribution agreement have been achieved by the developer of the project. As a result, SDG&E has not made the investment and the project developer and SDG&E are in dispute regarding SDG&E’s contractual obligation to invest in the Rim Rock wind farm, as we discuss in Note 15 of the Notes to Consolidated Financial Statements.

Electric Rate Reform – State of California Assembly Bill 327

In October 2013, the Governor of California signed Assembly Bill (AB) 327. This bill became law on January 1, 2014. This new law restores the authority to establish electric residential rates for electric utility companies in California to the CPUC and removes the rate caps established in AB 1X adopted in early 2001 during California’s energy crisis, as well as SB 695 adopted in 2009. Additionally, the bill provides the CPUC the authority to adopt up to a $10.00 monthly fixed charge for all non-CARE residential customers and up to a $5.00 monthly fixed charge for CARE customers, effective January 1, 2015. The CPUC will implement AB 327 through its various regulatory proceedings. Meaningful rate reform is necessary due to, among other issues, the increased power supply from renewable energy sources and the growth in distributed and local power generation. The failure by the CPUC to reform SDG&E’s rate structure in a relevant manner could have a material adverse effect on its business, cash flows, financial condition, results of operations and/or prospects. For additional discussion, see “Risk Factors” in the 2013 Annual Report on Form 10-K.

Industry Developments and Capital Projects

We describe capital projects, electric and natural gas regulation and rates, and other pending proceedings and investigations that affect the California Utilities in Note 14 of the Notes to Consolidated Financial Statements.

SEMPRA INTERNATIONAL

As we discuss in “Cash Flows From Investing Activities,” our investments will significantly impact our future performance. In addition to the discussion below, we provide information about these investments in “Capital Resources and Liquidity.”

Sempra South American Utilities

Overview

In April 2011, Sempra South American Utilities increased its investment in two utilities in South America, Chilquinta Energía and Luz del Sur. In connection with our increased interests in these utilities, Sempra Energy has $927 million in goodwill on its Consolidated Balance Sheet at December 31, 2013. Goodwill is subject to impairment testing, annually and under other potential circumstances, which may cause its fair value to vary if differing estimates and assumptions are used in the valuation techniques applied as indicated by changing market or other conditions.

We discuss the acquisition in Note 3 of the Notes to Consolidated Financial Statements. Sempra South American Utilities is also expected to provide earnings from construction projects when completed and from other investments, but will require substantial funding for these investments.

Sempra South American Utilities has historically provided relatively stable earnings and liquidity, and its performance will depend primarily on the ratemaking and regulatory process, environmental regulations and economic conditions.

Revenues at Chilquinta Energía are based on tariffs set by the National Energy Commission (Comisión Nacional de Energía, or CNE) every four years. Rates for four-year periods related to distribution and sub-transmission are reviewed separately on an alternating basis every two years. In late 2011, Chilquinta Energía initiated the process to establish its distribution rates for the period from November 2012 to October 2016. This process was completed in November 2012, with rates published in April 2013, and tariff adjustments going into effect retroactively from November 2012. This resulted in a 3.2 percent decrease in rates.

In April 2013, the CNE completed the process to establish sub-transmission rates for the period January 2011 to December 2014, with tariff adjustments going into effect retroactively from January 2011. In 2013, the CNE published the methodology to be used to recalculate the average node prices (price at which distribution companies buy energy from generators) for years 2011, 2012 and 2013 and requested comments. We expect the CNE’s final decision in the first half of 2014.

The next reviews are scheduled to be completed, with tariff adjustments also going into effect, in January 2015 for sub-transmission, and again for distribution in November 2016.

Luz del Sur serves primarily regulated customers in Peru and revenues are based on rates set by the Energy and Mining Investment Supervisory Body (Organismo Supervisor de la Inversión en Energía y Minería, or OSINERGMIN). The rates are reviewed and adjusted every four years. OSINERGMIN’s final distribution rate setting resolution for the 2013-2017 period was published in October 2013 and went into effect on November 1, 2013. There was no material change in the rates.

Santa Teresa

Luz del Sur is in the final stages of construction of Santa Teresa, a 100-MW hydroelectric power plant in Peru’s Cusco region. It is scheduled to be completed in 2014.

Transmission Projects

Chilquinta Energía has entered into two 50-percent owned joint ventures, Eletrans S.A. and Eletrans II S.A., with Sociedad Austral de Electricidad Sociedad Anónima (SAESA) to construct transmission lines in Chile.

In May 2012, Eletrans S.A. was awarded two 220-kV transmission lines in Chile. The transmission lines will extend 150 miles, and we estimate the project will cost approximately $150 million and be completed in 2017.

In June 2013, Eletrans II S.A. was awarded two 220-kV transmission lines in Chile. The transmission lines will extend approximately 70 miles, and we estimate the project will cost approximately $80 million and be completed in 2018.

The projects will be financed by the joint venture partners. Other financing may be pursued upon completion of the projects.

Sempra Mexico

Overview

Sempra Mexico is expected to provide earnings from construction projects when completed and from other investments. We expect projects in Mexico to be funded through a combination of available funds, funds internally generated by the Mexico businesses, debt issuances, project financing, partnering in joint ventures, and the proceeds from IEnova’s debt and equity offerings in early 2013. On February 14, 2013, Sempra Mexico’s subsidiary, IEnova, publicly offered and sold in Mexico $408 million U.S. equivalent fixed- and variable-rate notes. The notes and related interest are denominated in Mexican pesos. Sempra Mexico used the proceeds of the notes primarily for the repayment of $357 million of intercompany debt and also for capital projects. Sempra Mexico entered into cross-currency swaps for U.S. dollars at the time of the issuance. We discuss this financing further in Note 5 of the Notes to Consolidated Financial Statements.

In March 2013, Sempra Mexico sold common shares of IEnova in a private placement in the U.S. and outside of Mexico and, concurrently, in a registered public offering in Mexico, as we discuss in Note 1 of the Notes to Consolidated Financial Statements. The shares sold represent approximately 18.9 percent of the ownership interests in IEnova, which reduce our earnings from Sempra Mexico and have a dilutive effect on our earnings per share. The earnings attributable to IEnova’s noncontrolling interests were $26 million for the year ended December 31, 2013. The approximately $574 million in net proceeds from the offerings will be used primarily for general corporate purposes and for the funding of IEnova’s current investments and ongoing expansion plans.

We discuss the impact of Mexican tax reform in “Results of Operations – Changes in Revenues, Costs and Earnings – Income Taxes” above.

Pipeline Projects

In October 2012, Sempra Mexico was awarded two contracts by the CFE to build and operate an approximately 500-mile pipeline network (Sonora Pipeline) to transport natural gas from the U.S.-Mexico border south of Tucson, Arizona through the Mexican state of Sonora to the northern part of the Mexican state of Sinaloa along the Gulf of California. The network will be comprised of two segments that will interconnect to the U.S. interstate pipeline system. We estimate it will cost approximately $1 billion. The first segment of the project, approximately 300 miles, began construction in September 2013 and is expected to be completed in the second half of 2014, and the remaining segment is expected to be completed in the second half of 2016. The capacity is fully contracted by CFE under two 25-year contracts denominated in U.S. dollars. Our ability to secure rights of way and construct the lines within budgeted amounts will impact future performance.

In December 2012, through its joint venture with PEMEX, Sempra Mexico executed an ethane transportation services agreement with PEMEX to construct and operate an approximately 140-mile pipeline (Ethane Pipeline) to transport ethane from Tabasco, Mexico to Veracruz, Mexico. We estimate it will cost approximately $330 million and be funded by the joint venture without additional capital contributions from the partners. It is expected to be completed in the first half of 2015. The capacity is fully contracted by PEMEX under a 21-year contract denominated in U.S. dollars.

In January 2013, PEMEX announced that the first phase of the Los Ramones project was assigned to and will be developed by our joint venture with PEMEX. The project will consist of a 70-mile natural gas pipeline (Los Ramones I) from the northern portion of the state of Tamaulipas bordering the United States to Los Ramones in the Mexican state of Nuevo León. The capacity is fully contracted under a 25-year transportation services agreement with PEMEX denominated in Mexican pesos, with a contract rate based on the U.S. dollar investment, adjusted annually for inflation and fluctuation of the exchange rate.

Energía Sierra Juárez

In April 2011, SDG&E entered into a 20-year contract for up to 156 MW of renewable power supplied from the first phase of Sempra Mexico’s Energía Sierra Juárez wind project in Baja California, Mexico. The contract was approved by the CPUC in March 2012 and by the FERC in July 2012. In October 2013, Sempra Mexico issued full notice to proceed to the construction contractor. Sempra Mexico intends to develop and finance the project within the framework of a joint venture.

SEMPRA U.S. GAS & POWER

Sempra Renewables

Overview

Sempra Renewables is developing and investing in renewable energy generation projects that have long-term contracts with utilities. The renewable energy projects have planned in-service dates through 2016. These projects require construction financing which may come from a variety of sources including operating cash flow, project financing, funds from the parent, partnering in joint ventures and, potentially, other forms of equity sales. The varying costs of these alternative financing sources impact the projects’ returns.

Sempra Renewables’ future performance and the demand for renewable energy is impacted by various market factors, most notably state mandated requirements to deliver a portion of total energy load from renewable energy sources. The rules governing these requirements are generally known as Renewables Portfolio Standards (RPS). Additionally, the phase out or extension of U.S. federal income tax incentives, primarily investment tax credits and production tax credits, and grant programs could significantly impact future renewable energy resource availability and investment decisions.

Copper Mountain Solar

Copper Mountain Solar is a photovoltaic generation facility operated and under development by Sempra Renewables in Boulder City, Nevada. When fully developed, the project will be capable of producing up to approximately 450 MW of solar power; it is being developed in multiple phases as power sales become contracted. Copper Mountain Solar is comprised of three separate projects. Copper Mountain Solar 1 (CMS 1) is a 58-MW photovoltaic generation facility currently in operation, which includes the 10-MW facility previously referred to as El Dorado Solar. PG&E has contracted for all of the solar power at CMS 1 for 20 years.

Copper Mountain Solar 2 (CMS 2) began construction in December 2011 and will total 150 MW when completed. CMS 2 is divided into two phases, with the first phase of 92 MW placed in service in November 2012 and the remaining 58 MW planned to be placed in service in 2015. PG&E has contracted for all of the solar power at CMS 2 for 25 years. In July 2013, we completed the sale of 50 percent of our equity in CMS 2 to ConEdison Development as we discuss in Notes 3, 4 and 5 of the Notes to Consolidated Financial Statements.

Copper Mountain Solar 3 (CMS 3) started construction in March 2013 and will total 250 MW when completed. CMS 3 will be placed in service as each of the ten blocks of solar panels is installed and is planned to be entirely in service by late 2015. The cities of Los Angeles and Burbank have contracted for all of the solar power at CMS 3 for 20 years. In addition to solar power, the power sales agreement provides the cities of Los Angeles and Burbank the option to purchase the CMS 3 facility at years 10, 15 and 20 of the contract term, or upon earlier termination of the agreement. Sempra Renewables intends to develop and finance the project within the framework of a joint venture.

Mesquite Solar

Mesquite Solar is a photovoltaic generation facility under development by Sempra Renewables in Maricopa County, Arizona. If fully developed, the project will be capable of producing up to approximately 700 MW of solar power. Construction on the first phase (Mesquite Solar 1) of 150 MW was completed in December 2012. PG&E has contracted for all of the solar power at Mesquite Solar 1 for 20 years. In September 2013, we completed the sale of 50 percent of our equity in Mesquite Solar 1 to ConEdison Development as we discuss in Notes 3, 4 and 5 of the Notes to Consolidated Financial Statements.

Broken Bow 2 Wind Project

In September 2013, Sempra Renewables acquired the rights to develop the Broken Bow 2 Wind project in Custer County, Nebraska. Sempra Renewables will develop the 75-MW wind farm. We began construction on the project in 2013, and we expect the project to be fully operational in late 2014. Nebraska Public Power District has contracted for all of the wind energy from the project for 25 years. Sempra Renewables intends to develop and finance the project within the framework of a joint venture.

Sempra Natural Gas

Overview

In June 2011, Sempra Natural Gas entered into a 25-year power contract with various members of Southwest Public Power Resources Group (SPPR Group), an association of 40 not-for-profit utilities in Arizona and southern Nevada. The contract was expanded to a total of 271 MW in February 2013. Under the terms of the agreement, Sempra Natural Gas will provide 21 participating SPPR Group members with firm, day-ahead dispatchable power from its Mesquite Power plant delivered to the Palo Verde hub beginning in January 2015.

In February 2013, Sempra Natural Gas completed the sale of one 625-MW block of its Mesquite Power plant to the Salt River Project Agricultural Improvement and Power District for $371 million in cash. Sempra Natural Gas retained ownership of the second 625-MW block of the Mesquite Power plant that will support the contract with the participating SPPR Group members.

In January 2014, management approved a plan to market and sell the remaining 625-MW block of the plant. We expect to complete the sale in 2014. We discuss the plan to sell the second 625-MW block of Mesquite Power plant in Note 18 of the Notes to Consolidated Financial Statements. In the event of the sale, the contract with the SPPR Group may be assigned to the buyer.

Sempra Natural Gas is currently progressing with plans for the Cameron liquefaction project, a development project to utilize its Cameron LNG terminal for the liquefaction of natural gas and export of LNG, discussed below. The objective is to obtain long-term contracts for liquefaction services that allow us to fully utilize our existing regasification infrastructure while minimizing our future additional capital investment. Although the Cameron terminal is not fully contracted for regasification, given our current progress on the liquefaction project, we do not expect to contract or sell any additional long-term LNG import capacity at the Cameron terminal.

Sempra Natural Gas owns a 25-percent interest in Rockies Express, a partnership that operates a natural gas pipeline, the REX, that links the Rocky Mountains region to the upper Midwest and the eastern United States. Sempra Rockies Marketing, a subsidiary of Sempra Natural Gas, has an agreement for capacity on REX through November 2019. The capacity costs are offset by revenues from releases of the capacity to RBS Sempra Commodities prior to 2011, and to J.P. Morgan Ventures starting in 2011, and other third parties. Certain capacity release commitments totaling $22 million concluded during 2013. Accordingly, new contracting activity related to that capacity may not be sufficient to offset all of our capacity payments to Rockies Express. Our carrying value in Rockies Express at December 31, 2013 is $329 million. We recorded noncash, after-tax impairment charges totaling $239 million in 2012 to write down our investment in the partnership. We discuss our investment in Rockies Express and the impairment charges in Notes 4 and 10 of the Notes to Consolidated Financial Statements.

Our natural gas storage assets include operational and development assets at Bay Gas in Alabama and Mississippi Hub in Mississippi, as well as our development project, LA Storage in Louisiana. These assets could be well positioned to capitalize on new opportunities that emerge associated with the increase in natural gas production and consumption in the U.S. In particular, LA Storage could be especially well positioned to support LNG export from our Cameron liquefaction project. However, changes in the U.S. natural gas market could also lead to diminished natural gas storage values.

Historically, the value of natural gas storage services has positively correlated with the difference between the seasonal prices of natural gas, among other factors. In general, over the past several years, seasonal differences in natural gas prices have declined, which have contributed to lower prices for storage services. As our legacy (higher rate) sales contracts mature at Bay Gas and Mississippi Hub, replacement sales contract rates could be lower than has historically been the case. Lower sales revenues may not be offset by cost reductions, which could lead to depressed asset values. These market conditions could result in the need to perform recovery testing of our recorded asset values. In the event such values are not recoverable, we would consider the fair value of these assets relative to their recorded value. To the extent excess book value over fair value is indicated, an impairment charge would be required to be recorded. The book value of our natural gas storage assets as of December 2013 was $1.3 billion.

Cameron Liquefaction Project

The Cameron liquefaction project will utilize Cameron LNG’s existing facilities, including two marine berths, three LNG storage tanks, and vaporization capability of 1.5 Bcf per day. In January 2012, the DOE approved Cameron LNG’s application for authorization to export LNG to Free Trade Agreement countries.

On February 11, 2014, the DOE issued an order (Order) granting Cameron LNG, LLC (Cameron LNG) conditional authorization to export from its Cameron Liquefaction Project up to 620 billion cubic feet per year of domestically produced LNG to countries with which the United States does not have agreements for free trade in natural gas. The conditional authorization granted in the Order is for a term of 20 years commencing on the earlier of the date of first commercial export or seven years from the date of the Order. Under the terms of the Order, Cameron LNG is authorized to export LNG either on its own behalf or as agent for the customers of the Project. The authorization is conditional upon the satisfactory completion of an environmental review of the Project by the FERC. Cameron LNG expects that the DOE will issue a final, non-conditional authorization upon completion of the FERC environmental review process.

In 2012, Sempra Natural Gas signed commercial development agreements with Mitsubishi Corporation, Mitsui & Co., Ltd., and a subsidiary of GDF SUEZ S.A. to develop a natural gas liquefaction export facility at the Cameron LNG terminal. The Cameron liquefaction project is expected to be comprised of three liquefaction trains and is being designed to a nameplate capacity of 13.5 million tonnes per annum (Mtpa) of LNG with an expected export capability of 12 Mtpa of LNG, or approximately 1.7 Bcf per day. We expect to receive all necessary regulatory approvals, sign an engineering, procurement and construction contract, close the project financing, and start construction in 2014. This should allow us to achieve commercial operation of all three trains in 2018, and have the first year of full production in 2019. The anticipated incremental investment in the three-train liquefaction project, subject to final design specifications, is estimated to be approximately $6 billion to $7 billion, excluding capitalized interest and other financing costs, the majority of which will be project-financed and the balance provided by the project partners through the joint-venture agreements we discuss below. The total cost of the facility, including the cost of our original facility plus interest during construction, financing costs and required reserves, is estimated to be approximately $9 billion to $10 billion.

It is our expectation that all or substantially all of our equity contribution requirement will be covered by the contribution of our existing assets.  If construction, financing or other capital costs are higher than we currently expect or we are not able to leverage the project at the levels we currently anticipate, we may have to contribute additional cash. In May 2013, we signed a joint venture agreement with affiliates of GDF SUEZ S.A., Mitsubishi Corporation (through a related company jointly established with Nippon Yusen Kabushiki Kaisha (NYK)), and Mitsui & Co., Ltd. each to acquire 16.6 percent equity in the existing facilities and the liquefaction project. We will have a 50.2-percent interest in the joint venture. The joint venture agreement and the three tolling agreements described below are subject to a final investment decision to proceed by each party, finalization of permit authorizations and securing financing commitments, as well as other customary conditions.

If one or more of the parties decides not to move forward with the project, or if we are unable to arrange suitable financing, the project may be substantially delayed, reduced or terminated. If the project is terminated, we may not recover our share of any project development or other related costs expended, and we may be required to write off our share of any such previously capitalized costs. In addition, this project may be delayed, reduced or terminated in the event we are unable to obtain all of the necessary permits, licenses and authorizations in a timely manner.

The commercial development agreements executed in 2012 bind the parties to fund certain development costs, including design, permitting and engineering, as well as to negotiate in good faith 20-year tolling agreements, based on agreed-upon key terms outlined in the commercial development agreements. In May 2013, we signed 20-year liquefaction and regasification tolling capacity agreements with GDF SUEZ S.A. and affiliates of Mitsubishi Corporation and Mitsui & Co., Ltd. which subscribe the full nameplate capacity of the facility. Each tolling agreement is for 4.5 Mtpa of capacity to enable 4.0 Mtpa of LNG export.

In June and November 2013, Sempra Natural Gas signed agreements totaling 1.45 Bcf per day of firm natural gas transportation service to Cameron LNG on the Cameron Interstate Pipeline (subject to effectiveness of the liquefaction and regasification tolling capacity agreements) with GDF SUEZ S.A. and affiliates of Mitsubishi Corporation and Mitsui & Co., Ltd. The terms of these agreements are concurrent with the liquefaction and regasification tolling capacity agreements.

Natural Gas Storage

Currently, Sempra Natural Gas has 30 Bcf of operational working natural gas storage capacity (15 Bcf at Bay Gas and 15 Bcf at Mississippi Hub). We are currently developing another 13 Bcf of capacity with planned in-service dates through the first half of 2014 and may, over the long term, develop as much as 76 Bcf of total storage capacity.

Sempra Natural Gas’ natural gas storage facilities and projects include

▪
Bay Gas, a facility located 40 miles north of Mobile, Alabama, that provides underground storage and delivery of natural gas. Sempra Natural Gas owns 91 percent of the project. It is the easternmost salt dome storage facility on the Gulf Coast, with direct service to the Florida market and markets across the Southeast, Mid-Atlantic and Northeast regions.

▪
Mississippi Hub, located 45 miles southeast of Jackson, Mississippi, an underground salt dome natural gas storage project with access to shale basins of East Texas and Louisiana, traditional gulf supplies and LNG, with multiple interconnections to serve the Southeast and Northeast regions.

▪
LA Storage, a salt cavern development project in Cameron Parish, Louisiana. Sempra Natural Gas owns 75 percent of the project and ProLiance Transportation LLC owns the remaining 25 percent. The project’s location provides access to several LNG facilities in the area.

RBS Sempra Commodities

In three separate transactions in 2010 and one in early 2011, we and RBS sold substantially all of the businesses and assets of our commodities-marketing partnership. The investment balance of $73 million at December 31, 2013 reflects remaining distributions expected to be received from the partnership as it is dissolved. The timing and amount of distributions may be impacted by the matters we discuss related to RBS Sempra Commodities in Note 15 of the Notes to Consolidated Financial Statements under “Other Litigation.” In addition, amounts may be retained by the partnership for an extended period of time to help offset unanticipated future general and administrative costs necessary to complete the dissolution of the partnership. We provide additional information in Notes 4, 5 and 15 of the Notes to Consolidated Financial Statements.

OTHER SEMPRA ENERGY MATTERS

We discuss the impacts of the 2012 Tax Act and the 2010 Tax Act on our income tax expense, earnings and cash flows in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Changes in Revenues, Costs and Earnings – Income Taxes.”

We may be further impacted by depressed and rapidly changing economic conditions. Moreover, the dollar may fluctuate significantly compared to some foreign currencies, especially in Mexico and South America where we have significant operations. We discuss foreign currency rate risk further under “Market Risk – Foreign Currency Rate Risk” below. North American natural gas prices, which affect profitability at Sempra Renewables and Sempra Natural Gas, are currently significantly below Asian and European prices. These factors could, if they remain unchanged, adversely affect profitability. However, management expects that future export capability at Sempra Natural Gas’ Cameron LNG facility would benefit from lower gas prices in North America compared to other regions.

In July 2010, federal legislation to reform financial markets was enacted that significantly alters how over-the-counter (OTC) derivatives are regulated, which may impact all of our businesses. The law increased regulatory oversight of OTC energy derivatives, including (1) requiring standardized OTC derivatives to be traded on registered exchanges regulated by the U.S. Commodity Futures Trading Commission (CFTC), (2) imposing new and potentially higher capital and margin requirements and (3) authorizing the establishment of overall volume and position limits. The law gives the CFTC authority to exempt end users of energy commodities which could reduce, but not eliminate, the applicability of these measures to us and other end users. These requirements could cause our OTC transactions to be more costly and have a material adverse effect on our liquidity due to additional capital requirements. In addition, as these reforms aim to standardize OTC products, they could limit the effectiveness of our hedging programs, because we would have less ability to tailor OTC derivatives to match the precise risk we are seeking to mitigate.

Our future performance depends substantially on the timing and success of our business development efforts and our construction, maintenance and capital projects. We discuss this and additional matters that could affect our future performance in Notes 14 and 15 of the Notes to Consolidated Financial Statements and in “Risk Factors” in our 2013 Annual Report on Form 10-K.

LITIGATION

We describe legal proceedings that could adversely affect our future performance in Note 15 of the Notes to Consolidated Financial Statements.

MARKET RISK

Market risk is the risk of erosion of our cash flows, earnings, asset values and equity due to adverse changes in market prices, and interest and foreign currency rates.

Risk Policies

Sempra Energy has policies governing its market risk management and trading activities. Sempra Energy and the California Utilities maintain separate and independent risk management committees, organizations and processes for the California Utilities and for all non-CPUC regulated affiliates to provide oversight of these activities. The committees consist of senior officers who establish policy, oversee energy risk management activities, and monitor the results of trading and other activities to ensure compliance with our stated energy risk management and trading policies. These activities include, but are not limited to, daily monitoring of market positions that create credit, liquidity and market risk. The respective oversight organizations and committees are independent from the energy procurement departments.

Along with other tools, we use Value at Risk (VaR) and liquidity metrics to measure our exposure to market risk associated with the commodity portfolios. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. A liquidity metric is intended to monitor the amount of financial resources needed for meeting potential margin calls as forward market prices move. VaR and liquidity risk metrics are calculated independently by the respective risk management oversight organizations.

The California Utilities use power and natural gas derivatives to manage natural gas and electric price risk associated with servicing load requirements. The use of power and natural gas derivatives is subject to certain limitations imposed by company policy and is in compliance with risk management and trading activity plans that have been filed with and approved by the CPUC. Any costs or gains/losses associated with the use of power and natural gas derivatives are considered to be commodity costs. Commodity costs are generally passed on to customers as incurred. However, SoCalGas is subject to incentive mechanisms that reward or penalize the utility for commodity costs below or above certain benchmarks.

In 2010 and early 2011, Sempra Energy and RBS completed the divestiture of substantially all of the businesses and assets of RBS Sempra Commodities, their joint venture partnership, in four separate transactions, as we discuss in Note 4 of the Notes to Consolidated Financial Statements. In connection with each of these transactions, the buyers were, subject to certain qualifications, obligated to replace any guarantees that we had issued in connection with the applicable businesses sold with guarantees of their own. By February 26, 2014, all such guarantees had been replaced or open positions closed. We provide additional information in Note 1 of the Notes to Consolidated Financial Statements.

We discuss revenue recognition in Notes 1 and 9 of the Notes to Consolidated Financial Statements and the additional market-risk information regarding derivative instruments in Note 9 of the Notes to Consolidated Financial Statements.

We have exposure to changes in commodity prices, interest rates and foreign currency rates and exposure to counterparty nonperformance. The following discussion of these primary market-risk exposures as of December 31, 2013 includes a discussion of how these exposures are managed.

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

Segments within our Sempra International and Sempra U.S. Gas & Power operating units are generally exposed to commodity price risk indirectly through their LNG, natural gas pipeline and storage, and power generating assets and their power purchase agreements. Those segments may utilize commodity transactions in the course of optimizing these assets. These transactions are typically priced based on market indices, but may also include fixed price purchases and sales of commodities. Any residual exposure is monitored as described above.

The California Utilities’ market-risk exposure is limited due to CPUC-authorized rate recovery of the costs of commodity purchases, interstate and intrastate transportation, and storage activity. However, SoCalGas may, at times, be exposed to market risk as a result of incentive mechanisms that reward or penalize the utility for commodity costs below or above certain benchmarks for SoCalGas’ Gas Cost Incentive Mechanism, which we discuss in Note 14 of the Notes to Consolidated Financial Statements. If commodity prices were to rise too rapidly, it is likely that volumes would decline. This decline would increase the per-unit fixed costs, which could lead to further volume declines. The California Utilities manage their risk within the parameters of their market risk management framework. As of and for the year ended December 31, 2013, the total VaR of the California Utilities’ natural gas and electric positions was not material, and the procurement activities were in compliance with the procurement plans filed with and approved by the CPUC.

A hypothetical 10% unfavorable change in commodity prices would not have resulted in a material change in the fair value of our commodity-based financial derivatives as of December 31, 2013 and 2012. The impact of a change in energy commodity prices on our commodity-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Also, the impact of a change in energy commodity prices on our commodity-based financial derivative instruments does not typically include the generally offsetting impact of our underlying asset positions.

Interest Rate Risk

We are exposed to fluctuations in interest rates primarily as a result of our having issued short- and long-term debt. Subject to regulatory constraints, we periodically enter into interest rate swap agreements to moderate our exposure to interest rate changes and to lower our overall costs of borrowing.

The table below shows the nominal amount and the one-year VaR for long-term debt, excluding commercial paper classified as long-term debt, capital lease obligations, build-to-suit lease and interest rate swaps, and before reductions/increases for unamortized discount/premium, at December 31, 2013 and 2012:

	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	Nominal	One-Year	Nominal	One-Year	Nominal	One-Year
(Dollars in millions)	Debt	VaR(1)	Debt	VaR(1)	Debt	VaR(1)
At December 31, 2013
California Utilities fixed-rate	$5,464	$531	$4,051	$407	$1,413	$124
California Utilities variable-rate	335	15	335	15	―	―
All other, fixed-rate and variable-rate	6,211	308	―	―	―	―
At December 31, 2012
California Utilities fixed-rate	$5,203	$601	$3,790	$451	$1,413	$150
California Utilities variable-rate	345	14	345	14	―	―
All other, fixed-rate and variable-rate	6,306	302	―	―	―	―
(1) After the effects of interest rate swaps.

We provide further information about interest rate swap transactions in Note 9 of the Notes to Consolidated Financial Statements.

We also are subject to the effect of interest rate fluctuations on the assets of our pension plans, other postretirement benefit plans, and SDG&E’s nuclear decommissioning trusts. However, we expect the effects of these fluctuations, as they relate to the California Utilities, to be passed on to customers.

Credit Risk

Credit risk is the risk of loss that would be incurred as a result of nonperformance of our counterparties’ contractual obligations. We monitor credit risk through a credit-approval process and the assignment and monitoring of credit limits. We establish these credit limits based on risk and return considerations under terms customarily available in the industry.

As with market risk, we have policies governing the management of credit risk that are administered by the respective credit departments for each of the California Utilities and, on a combined basis, for all non-CPUC regulated affiliates and overseen by their separate risk management committees.

This oversight includes calculating current and potential credit risk on a daily basis and monitoring actual balances in comparison to approved limits. We avoid concentration of counterparties whenever possible, and we believe our credit policies significantly reduce overall credit risk. These policies include an evaluation of the following:

▪	prospective counterparties’ financial condition (including credit ratings)

▪	collateral requirements

▪	the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty

▪	downgrade triggers

We believe that we have provided adequate reserves for counterparty nonperformance.

When development projects at Sempra International and Sempra U.S. Gas & Power become operational, they rely significantly on the ability of their suppliers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. Also, the factors that we consider in evaluating a development project include negotiating customer and supplier agreements and, therefore, we rely on these agreements for future performance. We also may base our decision to go forward on development projects on these agreements.

As noted above under “Interest Rate Risk,” we periodically enter into interest rate swap agreements to moderate exposure to interest rate changes and to lower the overall cost of borrowing. We would be exposed to interest rate fluctuations on the underlying debt should a counterparty to the swap fail to perform.

Foreign Currency Rate Risk

We have investments in entities whose functional currency is not the U.S. dollar, exposing us to foreign exchange movements, primarily in Latin American currencies.

We discuss our foreign currency exposure at our Mexican subsidiaries in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Mexican Currency Exchange Rate and Inflation Impact on Income Taxes and Related Economic Hedging Activity.”

Our primary objective in reducing foreign currency risk is to preserve the economic value of our overseas investments and to reduce earnings volatility that would otherwise occur due to exchange rate fluctuations. We may offset material cross-currency transactions and net income exposure through various means, including financial instruments and short-term investments. Because we do not hedge our net investment in foreign countries, we are susceptible to volatility in other comprehensive income caused by exchange rate fluctuations.

The hypothetical effects for every one percent appreciation in the U.S. dollar from year-end 2013 levels against the currencies of Latin American countries in which we have operations and investments are as follows:

(Dollars in millions)	Hypothetical Effects
Translation of 2013 earnings to U.S. dollars	$(2)
Transactional exposures	―
Translation of net assets of foreign subsidiaries and investments in foreign entities	(22)

Foreign Inflation Risk

Although the balances of monetary assets and liabilities at our Mexican subsidiaries may fluctuate significantly throughout the year, based on long-term debt balances with non-Mexican entities of $288 million at December 31, 2013, the hypothetical effect for Sempra Energy for every one percent increase in the Mexican inflation rate is approximately $0.9 million of additional income tax expense at our Mexican subsidiaries.

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

CRITICAL ACCOUNTING POLICIES
SEMPRA ENERGY, SDG&E AND SOCALGAS
CONTINGENCIES
Assumptions & Approach Used
We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪ information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events, and

▪ the amount of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events.

Effect if Different Assumptions Used	Details of our issues in this area are discussed in Note 15 of the Notes to Consolidated Financial Statements.
REGULATORY ACCOUNTING
Assumptions & Approach Used
As regulated entities, the California Utilities’ rates, as set and monitored by regulators, are designed to recover the cost of providing service and provide the opportunity to earn a competitive return on their investments. The California Utilities record a regulatory asset, which are generally costs that would otherwise be charged to expense, if it is probable that, through the ratemaking process, the utility will recover that asset from customers in future rates. Similarly, regulatory liabilities are recorded for amounts recovered in rates in advance or in excess of costs incurred. The California Utilities assess probabilities of future rate recovery associated with regulatory account balances at the end of each reporting period and whenever new and/or unusual events occur, such as:

▪ changes in the regulatory and political environment or the utility’s competitive position

▪ issuance of a regulatory commission order

▪ passage of new legislation

To the extent that circumstances associated with regulatory balances change, the regulatory balances are adjusted accordingly.

Effect if Different Assumptions Used
Adverse legislative or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could materially adversely impact our financial statements. Details of the California Utilities’ regulatory assets and liabilities and additional factors that management considers when assessing probabilities associated with regulatory balances are discussed in Notes 1, 13, 14 and 15 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
INCOME TAXES
Assumptions & Approach Used
Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. When we evaluate the anticipated resolution of income tax issues, we consider

▪ past resolutions of the same or similar issue

▪ the status of any income tax examination in progress

▪ positions taken by taxing authorities with other taxpayers with similar issues

The likelihood of deferred tax recovery is based on analyses of the deferred tax assets and our expectation of future taxable income, based on our strategic planning.

Effect if Different Assumptions Used
Actual income taxes could vary from estimated amounts because of:

▪ future impacts of various items, including changes in tax laws, regulations, interpretations and rulings

▪ our financial condition in future periods

▪ the resolution of various income tax issues between us and taxing authorities

We discuss details of our issues in this area in Note 6 of the Notes to Consolidated Financial Statements.

Assumptions & Approach Used
For an uncertain position to qualify for benefit recognition, the position must have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. If we do not have a more likely than not position with respect to a tax position, then we do not recognize any of the potential tax benefit associated with the position. A tax position that meets the “more likely than not” recognition is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the effective resolution of the tax position.

Effect if Different Assumptions Used
Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

We discuss additional information related to accounting for uncertainty in income taxes in Note 6 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DERIVATIVES
Assumptions & Approach Used
We value derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of hedge accounting, the impact of instruments may be offset in earnings, on the balance sheet, or in other comprehensive income. We also use normal purchase or sale accounting for certain contracts. As discussed elsewhere in this report, whenever possible, we use exchange quotations or other third-party pricing to estimate fair values; if no such data is available, we use internally developed models and other techniques. The assumed collectability of derivative assets and receivables considers

▪ events specific to a given counterparty

▪ the tenor of the transaction

▪ the credit-worthiness of the counterparty

Effect if Different Assumptions Used
The application of hedge accounting to certain derivatives and the normal purchase or sale accounting election is made on a contract-by-contract basis. Using hedge accounting or the normal purchase or sale election in a different manner could materially impact Sempra Energy’s results of operations. However, such alternatives would not have a significant impact on the California Utilities’ results of operations because of regulatory accounting principles. We provide details of our financial instruments in Note 9 of the Notes to Consolidated Financial Statements.

DEFINED BENEFIT PLANS
Assumptions & Approach Used
To measure our pension and other postretirement obligations, costs and liabilities, we rely on several assumptions. We consider current market conditions, including interest rates, in making these assumptions.  We annually review these assumptions prior to the beginning of each year and update when appropriate.

The critical assumptions used to develop the required estimates include the following key factors:

▪ discount rates

▪ expected return on plan assets

▪ health care cost trend rates

▪ mortality rates

▪ rate of compensation increases

▪ termination and retirement rates

▪ utilization of postretirement welfare benefits

▪ payout elections (lump sum or annuity)

▪ lump sum interest rates

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DEFINED BENEFIT PLANS (CONTINUED)
Effect if Different Assumptions Used
The actuarial assumptions we use may differ materially from actual results due to:

▪ return on plan assets

▪ changing market and economic conditions

▪ higher or lower withdrawal rates

▪ longer or shorter participant life spans

▪ more or fewer lump sum versus annuity payout elections made by plan participants

▪ retirement rates

These differences, other than those related to the California Utilities’ plans, where rate recovery offsets any effects of the assumptions on earnings, may result in a significant impact to the amount of pension and postretirement benefit expense we record. For the remaining plans, the approximate annual effect on earnings of a 100 basis point increase or decrease in the assumed discount rate would be less than $3 million and the effect of a 100 basis point increase or decrease in the assumed rate of return on plan assets would be less than $2 million.

We provide additional information, including the impact of increases and decreases in the health care cost trend rate, in Note 7 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SDG&E
ASSET RETIREMENT OBLIGATIONS
Assumptions & Approach Used
SDG&E’s legal asset retirement obligations (AROs) related to the decommissioning of SONGS are recorded at fair value based on a site specific study performed every three years. The fair value of the obligations includes

▪ estimated decommissioning costs, including labor, equipment, material and other disposal costs

▪ inflation adjustment applied to estimated cash flows

▪ discount rate based on a credit-adjusted risk-free rate

▪ expected initiation and duration of decommissioning activities

Effect if Different Assumptions Used
Changes in the estimated decommissioning costs, or in the assumptions and judgments made by management underlying these estimates, could cause revisions to the estimated total cost associated with retiring the assets. SDG&E’s nuclear decommissioning expenses are subject to rate recovery and, therefore, rate-making accounting treatment is applied to SDG&E’s nuclear decommissioning activities. SDG&E recognizes a regulatory asset, or liability, to the extent that its SONGS ARO exceeds, or is less than, the amount collected from customers and the amount earned in SDG&E’s Nuclear Decommissioning Trusts.

We provide additional detail in Notes 13 and 14 of the Notes to the Consolidated Financial Statements.

SEMPRA ENERGY
IMPAIRMENT TESTING OF LONG-LIVED ASSETS
Assumptions & Approach Used
Whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable, we consider if the estimated future undiscounted cash flows are less than the carrying amount of the assets.  If so, we estimate the fair value of these assets to determine the extent to which cost exceeds fair value.  For these estimates, we may consider data from multiple valuation methods, including data from market participants. We exercise judgment to estimate the future cash flows and the useful lives of long-lived assets and to determine our intent to use the assets. Our intent to use or dispose of assets is subject to re-evaluation and can change over time.

Effect if Different Assumptions Used
If an impairment test is required, the fair value of long-lived assets can vary if differing estimates and assumptions are used in the valuation techniques applied as indicated by changing market or other conditions. We discuss impairment of long-lived assets in Note 1 of the Notes to Consolidated Financial Statements.

IMPAIRMENT TESTING OF GOODWILL
Assumptions & Approach Used
On an annual basis or whenever events or changes in circumstances necessitate an evaluation, we consider whether goodwill may be impaired.  For our annual goodwill impairment testing, we have the option to first make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step, quantitative goodwill impairment test.  If we elect to perform the qualitative assessment, we evaluate relevant events and circumstances, including but not limited to, macroeconomic conditions, industry and market considerations, cost factors, changes in key personnel and the overall financial performance of the reporting unit.  If, after assessing these qualitative factors, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform the two-step goodwill impairment test. When we perform the two-step, quantitative goodwill impairment test, we exercise judgment to develop estimates of the fair value of the reporting unit and compare that to the carrying value.  Our fair value estimates are developed from the perspective of a knowledgeable market participant.  We consider observable transactions in the marketplace for similar investments, if available, as well as an income-based approach such as discounted cash flow analysis.  A discounted cash flow analysis may be based directly on anticipated future revenues and expenses and may be performed based on free cash flows generated within the reporting unit. Critical assumptions that affect our estimates of fair value may include

▪ consideration of market transactions

▪ future cash flows

▪ the appropriate risk-adjusted discount rate

▪ country risk

▪ entity risk

Effect if Different Assumptions Used
When we choose to make a qualitative assessment as discussed above, the two-step, quantitative goodwill impairment test is not required if we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount.  If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or when we choose to proceed directly to the two-step, quantitative goodwill impairment test, the test requires us to first determine if the carrying value of a reporting unit exceeds its fair value and if so, to measure the amount of goodwill impairment, if any. When determining if goodwill is impaired, the fair value of the reporting unit and goodwill can vary if differing estimates and assumptions are used in the valuation techniques applied as indicated by changing market or other conditions.  As a result, recognizing a goodwill impairment may or may not be required. Sempra Energy has $1.0 billion of goodwill on its Consolidated Balance Sheet at December 31, 2013, of which $927 million is attributable to our operations in South America. Based on our qualitative assessment, we determined that it is more likely than not that the estimated fair values of the reporting units to which this goodwill was allocated substantially exceeded their carrying values as of October 1, 2013, our most recent goodwill impairment testing date.  We discuss goodwill in Notes 1 and 3 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CARRYING VALUE OF EQUITY METHOD INVESTMENTS
Assumptions & Approach Used
We generally account for investments under the equity method when we have an ownership interest of 20 to 50 percent. The premium, or excess cost over the underlying carrying value of net assets, is referred to as equity method goodwill, which is included in the impairment testing of the equity method investment.

We consider whether the fair value of each equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. To help evaluate whether a decline in fair value below cost has occurred and if the decline is other than temporary, we may develop fair value estimates for the investment. Our fair value estimates are developed from the perspective of a knowledgeable market participant. In the absence of observable transactions in the marketplace for similar investments, we consider an income-based approach such as discounted cash flow analysis or, with less weighting, the replacement cost of the underlying net assets. A discounted cash flow analysis may be based directly on anticipated future distributions from the investment, or may be performed based on free cash flows generated within the entity and adjusted for our ownership share total. When calculating estimates of fair or realizable values, we also consider whether we intend to hold or sell the investment. For certain held investments, critical assumptions may include

▪ equity sale offer price for the investment

▪ transportation rates for natural gas

▪ the appropriate risk-adjusted discount rate

▪ the availability and costs of natural gas

▪ competing fuels (primarily propane) and electricity

▪ estimated future power generation and associated production tax credits

▪ renewable power price expectations

For investments that we hold for sale, we consider comparable sales values or indicative offers, executed sales transactions or indications of value determined by cash and affiliate receivables within the entity when determining our estimates of fair value.

Effect if Different Assumptions Used
The risk assumptions applied by other market participants to value the investments could vary significantly or the appropriate approaches could be weighted differently. These differences could impact whether or not the fair value of the investment is less than its cost, and if so, whether that condition is other than temporary.  This could result in an impairment charge or a different amount of impairment charge, and, in cases where an impairment charge has been recorded, additional loss or gain upon sale.

We provide additional details in Notes 4 and 10 of the Notes to Consolidated Financial Statements.

KEY NONCASH PERFORMANCE INDICATORS

A discussion of key noncash performance indicators related to each segment follows:

California Utilities

Key noncash performance indicators include number of customers, and natural gas volumes and electricity sold. Additional noncash performance indicators include goals related to safety, customer service, customer reputation, environmental considerations, on-time and on-budget completion of major projects and initiatives, and in the case of SDG&E, electric reliability. We discuss natural gas volumes and electricity sold in “Results of Operations – Changes in Revenues, Costs and Earnings” above.

Sempra South American Utilities

Key noncash performance indicators for our South American distribution operations are customer count and consumption. We discuss these above in “Our Business.” Additional noncash performance indicators include goals related to safety, environmental considerations, and regulatory compliance.

Sempra Mexico

Key noncash performance indicators for Sempra Mexico include natural gas sales volume, facility availability, capacity utilization and, for its distribution operations, customer count and consumption.  Additional noncash performance indicators include goals related to safety, environmental considerations and regulatory performance.  We discuss these above in “Our Business.”

Sempra Natural Gas

Key noncash performance indicators at Sempra Natural Gas include natural gas sales volume, facility availability, capacity utilization and, for its distribution operations, customer count and consumption. Additional noncash performance indicators include goals related to safety, environmental considerations and regulatory compliance.  We discuss these above in “Our Business.”

Electric Generation Facilities (Sempra Mexico, Sempra Renewables and Sempra Natural Gas)

Key noncash performance indicators include plant availability and capacity factors and sales volume at our renewable energy facilities and natural gas-fired generating plants. For competitive reasons, we do not disclose plant availability factors. We discuss these above in “Our Business” and “Factors Influencing Future Performance.” Additional noncash performance indicators include goals related to safety, environmental considerations, and compliance with reliability standards.

LNG Facilities (Sempra Mexico and Sempra Natural Gas)

At our LNG terminals, key noncash performance indicators include plant availability and capacity utilization. We discuss these above in “Our Business” and “Factors Influencing Future Performance.” Additional noncash performance indicators include goals related to safety, environmental considerations, regulatory compliance, and on-time and on-budget completion of development projects.

NEW ACCOUNTING STANDARDS

We discuss the relevant pronouncements that have recently become effective and have had or may have a significant effect on our financial statements in Note 2 of the Notes to Consolidated Financial Statements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this report that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon assumptions with respect to the future, involve risks and uncertainties, and are not guarantees of performance. These forward-looking statements represent our estimates and assumptions only as of the filing date of this report. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

In this report, when we use words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “contemplates,” “intends,” “depends,” “should,” “could,” “would,” “will,” “may,” “potential,” “target,” “pursue,” “goals,” “outlook,” “maintain,” or similar expressions, or when we discuss our guidance, strategy, plans, goals, opportunities, projections, initiatives, objectives or intentions, we are making forward-looking statements.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include

▪	local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments;

▪
actions and the timing of actions, including issuances of permits to construct and licenses for operation, by the California Public Utilities Commission, California State Legislature, U.S. Department of Energy, Federal Energy Regulatory Commission, Nuclear Regulatory Commission, Atomic Safety and Licensing Board, California Energy Commission, California Air Resources Board, and other regulatory, governmental and environmental bodies in the United States and other countries in which we operate;

▪	capital markets conditions, including the availability of credit and the liquidity of our investments;

▪
the timing and success of business development efforts and construction, maintenance and capital projects, including risks in obtaining permits, licenses, certificates and other authorizations on a timely basis and risks in obtaining adequate and competitive financing for such projects;

▪	inflation, interest and exchange rates;

▪	the impact of benchmark interest rates, generally Moody’s A-rated utility bond yields, on our California Utilities’ cost of capital;

▪	energy markets, including the timing and extent of changes and volatility in commodity prices;

▪
the availability of electric power, natural gas and liquefied natural gas, including disruptions caused by failures in the North American transmission grid, pipeline explosions and equipment failures and the decommissioning of San Onofre Nuclear Generating Station (SONGS);

▪	weather conditions, natural disasters, catastrophic accidents, and conservation efforts;

▪
risks inherent with nuclear power facilities and radioactive materials storage, including the catastrophic release of such materials, the disallowance of the recovery of the investment in, or operating costs of, the nuclear facility due to an extended outage and facility closure, and increased regulatory oversight;

▪	risks posed by decisions and actions of third parties who control the operations of investments in which we do not have a controlling interest;

▪	wars, terrorist attacks and cybersecurity threats;

▪	business, regulatory, environmental and legal decisions and requirements;

▪	expropriation of assets by foreign governments and title and other property disputes;

▪	the impact on reliability of San Diego Gas & Electric Company’s electric transmission and distribution system due to increased amount and variability of power supply from renewable energy sources;

▪
the impact on competitive customer rates of the growth in distributed and local power generation and the corresponding decrease in demand for power delivered through our electric transmission and distribution system;

▪	the inability or determination not to enter into long-term supply and sales agreements or long-term firm capacity agreements;

▪	the resolution of litigation; and

▪	other uncertainties, all of which are difficult to predict and many of which are beyond our control.

We caution you not to rely unduly on any forward-looking statements. You should review and consider carefully the risks, uncertainties and other factors that affect our business as described herein and in our Annual Report on Form 10-K and other reports that we file with the Securities and Exchange Commission.

COMMON STOCK DATA

SEMPRA ENERGY COMMON STOCK

Our common stock is traded on the New York Stock Exchange. At February 21, 2014, there were approximately 33,502 record holders of our common stock.

The following table shows Sempra Energy quarterly common stock data:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2013
Market price
High	$80.21	$84.85	$89.46	$93.00
Low	$70.61	$78.11	$78.67	$84.55

2012
Market price
High	$60.36	$69.46	$72.32	$72.87
Low	$54.70	$60.04	$63.87	$64.47

We declared dividends of $0.63 per share and $0.60 per share in each quarter of 2013 and 2012, respectively. On February 21, 2014, our board of directors approved an increase to our quarterly common stock dividend to $0.66 per share ($2.64 annually), an increase of $0.03 per share ($0.12 annually) from $0.63 per share ($2.52 annually) authorized in February 2013.

SOCALGAS AND SDG&E COMMON STOCK

Pacific Enterprises (PE), a wholly owned subsidiary of Sempra Energy, owns all of SoCalGas’ outstanding common stock. Enova Corporation, a wholly owned subsidiary of Sempra Energy, owns all of SDG&E’s issued and outstanding common stock.

Information concerning dividend declarations for SoCalGas and SDG&E is included in their Statement of Changes in Shareholders’ Equity and Statement of Changes in Equity, respectively, set forth in the Consolidated Financial Statements.

DIVIDEND RESTRICTIONS

The payment and the amount of future dividends for Sempra Energy, SDG&E, and SoCalGas are within the discretion of their boards of directors. The CPUC’s regulation of the California Utilities’ capital structures limits the amounts that the California Utilities can pay us in the form of loans and dividends. We discuss these matters in Note 1 of the Notes to the Consolidated Financial Statements under “Restricted Net Assets” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity” in the “Overview – California Utilities,” “Overview – Sempra Energy Consolidated” and “Dividends” sections.

PERFORMANCE GRAPH -- COMPARATIVE TOTAL SHAREHOLDER RETURNS

The following graph (Figure 2) compares the percentage change in the cumulative total shareholder return on Sempra Energy common stock for the five-year period ending December 31, 2013, with the performance over the same period of the Standard & Poor’s (S&P) 500 Index and the Standard & Poor’s 500 Utilities Index.

These returns were calculated assuming an initial investment of $100 in our common stock, the S&P 500 Index and the S&P 500 Utilities Index on December 31, 2008, and the reinvestment of all dividends.

Figure 2: Comparison of Cumulative Five-Year Total Return

FIVE-YEAR SUMMARIES

The following tables present selected financial data of Sempra Energy, SDG&E and SoCalGas for the five years ended December 31, 2013. The data is derived from the audited consolidated financial statements of each company. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes contained in this Annual Report.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA FOR SEMPRA ENERGY
(In millions, except per share amounts)
	At December 31 or for the years then ended
	2013		2012	2011	2010	2009
Sempra Energy Consolidated
Revenues
Utilities:
Electric		$4,911	$4,568	$3,833	$2,528	$2,419
Natural gas		4,398	3,873	4,489	4,491	4,002
Energy-related businesses		1,248	1,206	1,714	1,984	1,685
Total revenues		$10,557	$9,647	$10,036	$9,003	$8,106

Income from continuing operations		$1,088	$920	$1,381	$703	$1,122
(Earnings) losses from continuing operations
attributable to noncontrolling interests		(79)	(55)	(42)	16	7
Call premium on preferred stock of subsidiary		(3)	―	―	―	―
Preferred dividends of subsidiaries		(5)	(6)	(8)	(10)	(10)
Earnings/Income from continuing operations
attributable to common shares		$1,001	$859	$1,331	$709	$1,119

Attributable to common shares:
Earnings/Income from continuing operations
Basic		$4.10	$3.56	$5.55	$2.90	$4.60
Diluted		$4.01	$3.48	$5.51	$2.86	$4.52

Dividends declared per common share		$2.52	$2.40	$1.92	$1.56	$1.56
Return on common equity		9.4%	8.6%	14.2%	7.9%	13.2%
Effective income tax rate		26%	6%	23%	17%	29%
Price range of common shares:
High		$93.00	$72.87	$55.97	$56.61	$57.18
Low		$70.61	$54.70	$44.78	$43.91	$36.43

Weighted average rate base:
SoCalGas		$3,499	$3,178	$2,948	$2,860	$2,758
SDG&E		$7,244	$6,295	$5,071	$4,697	$4,362

AT DECEMBER 31
Current assets		$3,997	$3,695	$2,332	$3,363	$2,296
Total assets		$37,244	$36,499	$33,249	$30,231	$28,501
Current liabilities		$4,369	$4,258	$4,152	$3,786	$3,887
Long-term debt (excludes current portion)		$11,253	$11,621	$10,078	$8,980	$7,460
Short-term debt(1)		$1,692	$1,271	$785	$507	$1,191
Contingently redeemable preferred stock
of subsidiary	$	―	$79	$79	$79	$79
Sempra Energy shareholders’ equity		$11,008	$10,282	$9,775	$8,990	$9,000
Common shares outstanding		244.5	242.4	239.9	240.4	246.5
Book value per share		$45.03	$42.43	$40.74	$37.39	$36.51
(1) Includes long-term debt due within one year.

In the first quarter of 2013, a Sempra Energy subsidiary, IEnova, completed a private offering in the U.S. and outside of Mexico and a concurrent public offering in Mexico of common stock. We discuss the offerings and IEnova further in Note 1 of the Notes to Consolidated Financial Statements.

In June 2013, we recorded a $200 million pretax loss from plant closure related to SDG&E’s investment in SONGS. We discuss this loss further in Note 13 of the Notes to Consolidated Financial Statements.

We discuss the impact of natural gas prices on revenues in 2013, 2012 and 2011 and the changes in our effective income tax rate in 2013 and 2012 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Changes in Revenues, Costs and Earnings.”

On April 6, 2011, we increased our interests in two South American utilities, which are now consolidated. Prior to the acquisition, we accounted for our investments in these entities as equity method investments. We discuss this acquisition in Note 3 of the Notes to Consolidated Financial Statements.

On April 1, 2008, we sold our commodities-marketing businesses into a joint venture, and began accounting for these businesses under the equity method. In 2010 and early 2011, we and RBS sold substantially all of the businesses and assets of the joint venture. We discuss these transactions further in Note 4 of the Notes to Consolidated Financial Statements.

We discuss litigation and other contingencies in Note 15 of the Notes to Consolidated Financial Statements.

FIVE-YEAR SUMMARIES OF SELECTED FINANCIAL DATA FOR SDG&E AND SOCALGAS
(Dollars in millions)
	At December 31 or for the years then ended
	2013	2012	2011	2010	2009
SDG&E
Statement of Operations Data:
Operating revenues	$4,066	$3,694	$3,373	$3,049	$2,916
Operating income	782	809	755	657	589
Dividends on preferred stock	4	5	5	5	5
Earnings attributable to common shares	404	484	431	369	344

Balance Sheet Data:
Total assets	$15,377	$14,744	$13,555	$12,077	$10,229
Long-term debt (excludes current portion)	4,525	4,292	4,058	3,479	2,623
Short-term debt(1)	88	16	19	19	78
Contingently redeemable preferred stock	―	79	79	79	79
SDG&E shareholder's equity	4,628	4,222	3,739	3,108	2,739
SoCalGas
Statement of Operations Data:
Operating revenues	$3,736	$3,282	$3,816	$3,822	$3,355
Operating income	539	420	486	516	476
Dividends on preferred stock	1	1	1	1	1
Earnings attributable to common shares	364	289	287	286	273

Balance Sheet Data:
Total assets	$9,147	$9,071	$8,475	$7,986	$7,287
Long-term debt (excludes current portion)	1,159	1,409	1,064	1,320	1,283
Short-term debt(1)	294	4	257	262	11
SoCalGas shareholders’ equity	2,549	2,235	2,193	1,955	1,766
(1) Includes long-term debt due within one year.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

SEMPRA ENERGY, SDG&E, SOCALGAS

Sempra Energy, SDG&E and SoCalGas have designed and maintain disclosure controls and procedures to ensure that information required to be disclosed in their respective reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to the management of each company, including each respective Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating these controls and procedures, the management of each company recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives; therefore, the management of each company applies judgment in evaluating the cost-benefit relationship of other possible controls and procedures.

Under the supervision and with the participation of management, including the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E and SoCalGas, each company evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2013, the end of the period covered by this report. Based on these evaluations, the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E and SoCalGas concluded that their respective company’s disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

SEMPRA ENERGY, SDG&E, SOCALGAS

The respective management of each company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the management of each company, including each company’s principal executive officer and principal financial officer, the effectiveness of each company’s internal control over financial reporting was evaluated based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluations, each company concluded that its internal control over financial reporting was effective as of December 31, 2013. Deloitte & Touche LLP audited the effectiveness of each company’s internal control over financial reporting as of December 31, 2013, as stated in their reports, which are included in this Annual Report.

There have been no changes in the companies’ internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the companies’ internal control over financial reporting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEMPRA ENERGY

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the internal control over financial reporting of Sempra Energy and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 27, 2014 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 27, 2014

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 27, 2014

SAN DIEGO GAS & ELECTRIC COMPANY

To the Board of Directors and Shareholder of San Diego Gas & Electric Company:

We have audited the internal control over financial reporting of San Diego Gas & Electric Company (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 27, 2014 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 27, 2014

To the Board of Directors and Shareholder of San Diego Gas & Electric Company:

We have audited the accompanying consolidated balance sheets of San Diego Gas & Electric Company (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 27, 2014

SOUTHERN CALIFORNIA GAS COMPANY

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the internal control over financial reporting of Southern California Gas Company and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 27, 2014 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 27, 2014

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the accompanying consolidated balance sheets of Southern California Gas Company and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southern California Gas Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
February 27, 2014

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2013	2012	2011

REVENUES
Utilities	$9,309	$8,441	$8,322
Energy-related businesses	1,248	1,206	1,714
Total revenues	10,557	9,647	10,036
EXPENSES AND OTHER INCOME
Utilities:
Cost of natural gas	(1,646)	(1,290)	(1,866)
Cost of electric fuel and purchased power	(1,932)	(1,760)	(1,397)
Energy-related businesses:
Cost of natural gas, electric fuel and purchased power	(435)	(481)	(746)
Other cost of sales	(178)	(159)	(137)
Operation and maintenance	(2,995)	(2,956)	(2,825)
Depreciation and amortization	(1,113)	(1,090)	(976)
Franchise fees and other taxes	(374)	(359)	(343)
Loss from plant closure	(200)	―	―
Gain on sale of assets	114	7	―
Equity earnings (losses), before income tax	31	(319)	9
Remeasurement of equity method investments	―	―	277
Other income, net	140	172	130
Interest income	20	24	26
Interest expense	(559)	(493)	(465)
Income before income taxes and equity earnings
of certain unconsolidated subsidiaries	1,430	943	1,723
Income tax expense	(366)	(59)	(394)
Equity earnings, net of income tax	24	36	52
Net income	1,088	920	1,381
Earnings attributable to noncontrolling interests	(79)	(55)	(42)
Call premium on preferred stock of subsidiary	(3)	―	―
Preferred dividends of subsidiaries	(5)	(6)	(8)
Earnings	$1,001	$859	$1,331

Basic earnings per common share	$4.10	$3.56	$5.55
Weighted-average number of shares outstanding, basic (thousands)	243,863	241,347	239,720

Diluted earnings per common share	$4.01	$3.48	$5.51
Weighted-average number of shares outstanding, diluted (thousands)	249,332	246,693	241,523
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)
	Years ended December 31, 2013, 2012 and 2011
	Sempra Energy Shareholders' Equity
	Pretax	Income Tax	Net-of-Tax	Noncontrolling
	Amount	(Expense) Benefit	Amount	Interests (After-Tax)	Total
2013:
Net income	$1,375	$(366)	$1,009	$79	$1,088
Other comprehensive income (loss):
Foreign currency translation adjustments	111	―	111	(27)	84
Pension and other postretirement benefits	47	(19)	28	―	28
Financial instruments	13	(4)	9	19	28
Total other comprehensive income (loss)	171	(23)	148	(8)	140
Comprehensive income	1,546	(389)	1,157	71	1,228
Preferred dividends of subsidiaries	(5)	―	(5)	―	(5)
Comprehensive income, after
preferred dividends of subsidiaries	$1,541	$(389)	$1,152	$71	$1,223
2012:
Net income	$924	$(59)	$865	$55	$920
Other comprehensive income (loss):
Foreign currency translation adjustments	119	―	119	15	134
Pension and other postretirement benefits	(4)	2	(2)	―	(2)
Financial instruments	(6)	2	(4)	(11)	(15)
Total other comprehensive income	109	4	113	4	117
Comprehensive income	1,033	(55)	978	59	1,037
Preferred dividends of subsidiaries	(6)	―	(6)	―	(6)
Comprehensive income, after
preferred dividends of subsidiaries	$1,027	$(55)	$972	$59	$1,031
2011:
Net income	$1,733	$(394)	$1,339	$42	$1,381
Other comprehensive income (loss):
Foreign currency translation adjustments	(79)	3	(76)	6	(70)
Reclassification to net income of foreign
currency translation adjustment related
to remeasurement of equity method
investments	(54)	―	(54)	―	(54)
Available-for-sale securities	(2)	1	(1)	―	(1)
Pension and other postretirement benefits	(20)	8	(12)	―	(12)
Financial instruments	(26)	10	(16)	(36)	(52)
Total other comprehensive loss	(181)	22	(159)	(30)	(189)
Comprehensive income	1,552	(372)	1,180	12	1,192
Preferred dividends of subsidiaries	(8)	―	(8)	―	(8)
Comprehensive income, after
preferred dividends of subsidiaries	$1,544	$(372)	$1,172	$12	$1,184
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$904	$475
Restricted cash	24	46
Trade accounts receivable, net	1,308	1,146
Other accounts and notes receivable, net	214	153
Due from unconsolidated affiliates	4	―
Income taxes receivable	85	56
Deferred income taxes	301	148
Inventories	287	408
Regulatory balancing accounts – undercollected	556	395
Regulatory assets	38	62
Fixed-price contracts and other derivatives	106	95
U.S. Treasury grants receivable	―	258
Asset held for sale, power plant	―	296
Other	170	157
Total current assets	3,997	3,695

Investments and other assets:
Restricted cash	25	22
Due from unconsolidated affiliate	14	―
Regulatory assets arising from pension and other postretirement
benefit obligations	435	1,151
Other regulatory assets	2,113	1,591
Nuclear decommissioning trusts	1,034	908
Investments	1,575	1,516
Goodwill	1,024	1,111
Other intangible assets	426	436
Sundry	1,141	878
Total investments and other assets	7,787	7,613

Property, plant and equipment:
Property, plant and equipment	34,407	33,528
Less accumulated depreciation and amortization	(8,947)	(8,337)
Property, plant and equipment, net ($438 and $466 at December 31, 2013 and
2012, respectively, related to VIE)	25,460	25,191
Total assets	$37,244	$36,499
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Dollars in millions)
	December 31,	December 31,
	2013	2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$545	$546
Accounts payable – trade	1,088	976
Accounts payable – other	127	134
Dividends and interest payable	271	266
Accrued compensation and benefits	376	337
Regulatory balancing accounts – overcollected	91	141
Current portion of long-term debt	1,147	725
Fixed-price contracts and other derivatives	55	77
Customer deposits	154	143
Reserve for wildfire litigation	63	305
Other	452	608
Total current liabilities	4,369	4,258
Long-term debt ($325 and $335 at December 31, 2013 and 2012, respectively,
related to VIE)	11,253	11,621

Deferred credits and other liabilities:
Customer advances for construction	155	144
Pension and other postretirement benefit obligations, net of plan assets	667	1,456
Deferred income taxes	2,804	2,100
Deferred investment tax credits	42	46
Regulatory liabilities arising from removal obligations	2,623	2,720
Asset retirement obligations	2,084	2,033
Fixed-price contracts and other derivatives	228	252
Deferred credits and other	1,169	1,107
Total deferred credits and other liabilities	9,772	9,858
Contingently redeemable preferred stock of subsidiary	―	79

Commitments and contingencies (Note 15)

Equity:
Preferred stock (50 million shares authorized; none issued)	―	―
Common stock (750 million shares authorized; 244 million and 242 million
shares outstanding at December 31, 2013 and 2012, respectively; no par value)	2,409	2,217
Retained earnings	8,827	8,441
Accumulated other comprehensive income (loss)	(228)	(376)
Total Sempra Energy shareholders’ equity	11,008	10,282
Preferred stock of subsidiary	20	20
Other noncontrolling interests	822	381
Total equity	11,850	10,683
Total liabilities and equity	$37,244	$36,499
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,088	$920	$1,381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,113	1,090	976
Deferred income taxes and investment tax credits	334	(43)	3
Gain on sale of assets	(114)	(7)	―
Loss from plant closure	200	―	―
Equity (earnings) losses	(55)	324	(61)
Remeasurement of equity method investments	―	―	(277)
Fixed-price contracts and other derivatives	(21)	(26)	2
Other	13	41	(15)
Net change in other working capital components	(620)	(630)	(224)
Distributions from RBS Sempra Commodities LLP	―	―	53
Changes in other assets	(171)	219	34
Changes in other liabilities	17	130	(5)
Net cash provided by operating activities	1,784	2,018	1,867

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,572)	(2,956)	(2,844)
Proceeds from sale of assets and investments	570	74	2
Expenditures for investments and acquisition of businesses, net of cash acquired	(22)	(445)	(941)
Proceeds from U.S. Treasury grants	238	―	―
Distributions from RBS Sempra Commodities LLP	50	―	570
Distributions from other investments	102	207	64
Purchases of nuclear decommissioning and other trust assets	(697)	(738)	(755)
Proceeds from sales by nuclear decommissioning and other trusts	695	733	753
Decrease in restricted cash	329	196	653
Increase in restricted cash	(356)	(218)	(541)
Advances to unconsolidated affiliates	(14)	―	―
Other	(12)	(11)	(31)
Net cash used in investing activities	(1,689)	(3,158)	(3,070)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(606)	(550)	(440)
Redemption of preferred stock of subsidiaries	(82)	―	(80)
Preferred dividends paid by subsidiaries	(5)	(6)	(8)
Issuances of common stock	62	78	28
Repurchases of common stock	(45)	(16)	(18)
Issuances of debt (maturities greater than 90 days)	2,081	3,097	2,098
Payments on debt (maturities greater than 90 days)	(1,788)	(1,112)	(482)
Proceeds from sale of noncontrolling interest, net of $25 in offering costs	574	―	―
Increase (decrease) in short-term debt, net	256	(47)	(498)
Purchase of noncontrolling interests	―	(7)	(43)
Distributions to noncontrolling interests	(69)	(61)	(16)
Other	(40)	(21)	(7)
Net cash provided by financing activities	338	1,355	534
Effect of exchange rate changes on cash and cash equivalents	(4)	8	9

Increase (decrease) in cash and cash equivalents	429	223	(660)
Cash and cash equivalents, January 1	475	252	912
Cash and cash equivalents, December 31	$904	$475	$252
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2013	2012		2011
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
(Excluding cash and cash equivalents, and debt due within one year)
Accounts and notes receivable	$(273)		$36		$(32)
Income taxes, net	(38)		(29)		269
Inventories	116		(78)		(84)
Regulatory balancing accounts	(198)		(291)		(150)
Regulatory assets and liabilities	1		(6)		(2)
Other current assets	15		180		295
Accounts and notes payable	(28)		3		60
Other current liabilities	(215)		(445)		(580)
Net change in other working capital components	$(620)		$(630)		$(224)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$544		$458		$440
Income tax payments, net of refunds	120		130		144

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Nuclear facility plant reclassified to regulatory asset, net of depreciation and amortization	$512	$	―	$	―
Accrued capital expenditures	437		357		368
Capital expenditures recoverable by U.S. Treasury grants receivable(1)	3		213		―
Sequestration of U.S. Treasury grants receivable	(23)		―		―
Dividends declared but not paid	157		150		120
Cancellation of debt and return of investment (industrial development bonds)	―		―		180
Conversion of debt into equity	―		―		30
Financing of build-to-suit property	14		―		―

Acquisition of businesses:
Assets acquired	$13		$29		$2,833
Cash paid, net of cash acquired	(11)		(19)		(611)
Fair value of equity method investments immediately prior to the acquisition	―		―		(882)
Fair value of noncontrolling interests	―		―		(279)
Additional consideration accrued	―		―		(32)
Liabilities assumed	$2		$10		$1,029
(1)	Cash grants; the 2012 amount excludes $45 million previously recorded in 2011 as investment tax credits.
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 31, 2013, 2012 and 2011
			Deferred
			Compen-	Accumulated
			sation	Other	Sempra
			Relating	Compre-	Energy	Non-
	Common	Retained	to	hensive	Shareholders’	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2010	$2,036	$7,292	$(8)	$(330)	$8,990	$211	$9,201

Net income		1,339			1,339	42	1,381
Other comprehensive loss				(159)	(159)	(30)	(189)

Share-based compensation expense	48				48		48
Common stock dividends declared		(461)			(461)		(461)
Preferred dividends of subsidiaries		(8)			(8)		(8)
Issuance of common stock	28				28		28
Repurchases of common stock	(18)				(18)		(18)
Common stock released from ESOP	14		6		20		20
Distributions to noncontrolling interests						(16)	(16)
Equity contributed by noncontrolling
interests						36	36
Acquisition of South American entities						279	279
Purchase of noncontrolling interests in
subsidiary	(4)				(4)	(39)	(43)
Redemption of preferred stock of
subsidiary						(80)	(80)
Balance at December 31, 2011	2,104	8,162	(2)	(489)	9,775	403	10,178

Net income		865			865	55	920
Other comprehensive income				113	113	4	117

Share-based compensation expense	44				44		44
Common stock dividends declared		(580)			(580)		(580)
Preferred dividends of subsidiaries		(6)			(6)		(6)
Issuance of common stock	78				78		78
Repurchases of common stock	(16)				(16)		(16)
Common stock released from ESOP	7		2		9		9
Distributions to noncontrolling interests						(62)	(62)
Equity contributed by noncontrolling
interests						8	8
Purchase of noncontrolling interest in
subsidiary						(7)	(7)
Balance at December 31, 2012	$2,217	$8,441	$ ―	$(376)	$10,282	$401	$10,683
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
(Dollars in millions)
	Years ended December 31, 2013, 2012 and 2011
			Deferred
			Compen-	Accumulated
			sation	Other	Sempra
			Relating	Compre-	Energy	Non-
	Common	Retained	to	hensive	Shareholders’	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2012	$2,217	$8,441	$ ―	$(376)	$10,282	$401	$10,683

Net income		1,009			1,009	79	1,088
Other comprehensive income (loss)				148	148	(8)	140

Share-based compensation expense	40				40		40
Common stock dividends declared		(615)			(615)		(615)
Preferred dividends of subsidiaries		(5)			(5)		(5)
Issuance of common stock	62				62		62
Repurchases of common stock	(45)				(45)		(45)
Sale of noncontrolling interests, net of
offering costs	135				135	439	574
Distributions to noncontrolling interests						(69)	(69)
Call premium on preferred stock
of subsidiary		(3)			(3)		(3)
Balance at December 31, 2013	$2,409	$8,827	$ ―	$(228)	$11,008	$842	$11,850
See Notes to Consolidated Financial Statements.
SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Operating revenues
Electric	$3,537	$3,226	$2,830
Natural gas	529	468	543
Total operating revenues	4,066	3,694	3,373
Operating expenses
Cost of electric fuel and purchased power	1,019	892	715
Cost of natural gas	204	151	226
Operation and maintenance	1,157	1,154	1,072
Depreciation and amortization	494	490	422
Franchise fees and other taxes	210	198	183
Loss from plant closure	200	―	―
Total operating expenses	3,284	2,885	2,618
Operating income	782	809	755
Other income, net	40	69	79
Interest income	1	―	―
Interest expense	(197)	(173)	(142)
Income before income taxes	626	705	692
Income tax expense	(191)	(190)	(237)
Net income	435	515	455
Earnings attributable to noncontrolling interest	(24)	(26)	(19)
Earnings	411	489	436
Call premium on preferred stock	(3)	―	―
Preferred dividend requirements	(4)	(5)	(5)
Earnings attributable to common shares	$404	$484	$431
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)
	Years ended December 31, 2013, 2012 and 2011
	SDG&E Shareholder's Equity
	Pretax	Income Tax	Net-of-Tax	Noncontrolling
	Amount	Expense	Amount	Interest (After-Tax)	Total
2013:
Net income	$602	$(191)	$411	$24	$435
Other comprehensive income:
Pension and other postretirement benefits	3	(1)	2	―	2
Financial instruments	―	―	―	17	17
Total other comprehensive income	3	(1)	2	17	19
Comprehensive income	$605	$(192)	$413	$41	$454
2012:
Net income	$679	$(190)	$489	$26	$515
Other comprehensive loss:
Pension and other postretirement benefits	(1)	―	(1)	―	(1)
Financial instruments	―	―	―	(11)	(11)
Total other comprehensive loss	(1)	―	(1)	(11)	(12)
Comprehensive income	$678	$(190)	$488	$15	$503
2011:
Net income	$673	$(237)	$436	$19	$455
Other comprehensive loss:
Financial instruments	―	―	―	(36)	(36)
Total other comprehensive loss	―	―	―	(36)	(36)
Comprehensive income (loss)	$673	$(237)	$436	$(17)	$419
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$27	$87
Restricted cash	6	10
Accounts receivable – trade, net	266	252
Accounts receivable – other, net	28	21
Due from unconsolidated affiliates	1	39
Income taxes receivable	32	35
Deferred income taxes	103	―
Inventories	86	82
Regulatory balancing accounts, net	556	395
Regulatory assets arising from fixed-price contracts and other derivatives	―	39
Other regulatory assets	29	10
Fixed-price contracts and other derivatives	61	41
Other	75	76
Total current assets	1,270	1,087

Other assets:
Restricted cash	25	22
Deferred taxes recoverable in rates	788	718
Regulatory assets arising from fixed-price contracts and other derivatives	63	110
Regulatory assets arising from pension and other postretirement
benefit obligations	106	303
Other regulatory assets	991	616
Nuclear decommissioning trusts	1,034	908
Sundry	254	117
Total other assets	3,261	2,794

Property, plant and equipment:
Property, plant and equipment	14,346	14,124
Less accumulated depreciation and amortization	(3,500)	(3,261)
Property, plant and equipment, net ($438 and $466 at December 31, 2013
and 2012, respectively, related to VIE)	10,846	10,863
Total assets	$15,377	$14,744
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Dollars in millions)
	December 31,	December 31,
	2013	2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$59	$ ―
Accounts payable	420	300
Due to unconsolidated affiliates	39	19
Deferred income taxes	―	26
Dividends and interest payable	39	36
Accrued compensation and benefits	113	129
Current portion of long-term debt	29	16
Fixed-price contracts and other derivatives	38	56
Customer deposits	71	60
Reserve for wildfire litigation	63	305
Other	208	157
Total current liabilities	1,079	1,104
Long-term debt ($325 and $335 at December 31, 2013 and 2012, respectively,
related to VIE)	4,525	4,292

Deferred credits and other liabilities:
Customer advances for construction	34	17
Pension and other postretirement benefit obligations, net of plan assets	132	340
Deferred income taxes	2,021	1,636
Deferred investment tax credits	24	25
Regulatory liabilities arising from removal obligations	1,403	1,603
Asset retirement obligations	861	733
Fixed-price contracts and other derivatives	175	209
Deferred credits and other	404	408
Total deferred credits and other liabilities	5,054	4,971
Contingently redeemable preferred stock	―	79

Commitments and contingencies (Note 15)

Equity:
Common stock (255 million shares authorized; 117 million shares outstanding;
no par value)	1,338	1,338
Retained earnings	3,299	2,895
Accumulated other comprehensive income (loss)	(9)	(11)
Total SDG&E shareholder’s equity	4,628	4,222
Noncontrolling interest	91	76
Total equity	4,719	4,298
Total liabilities and equity	$15,377	$14,744
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$435	$515	$455
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	494	490	422
Deferred income taxes and investment tax credits	171	285	290
Loss from plant closure	200	―	―
Fixed-price contracts and other derivatives	(8)	(12)	(13)
Other	(37)	(63)	(68)
Changes in other assets	(150)	201	33
Changes in other liabilities	19	129	7
Changes in working capital components:
Accounts receivable	(40)	12	6
Due to/from affiliates, net	38	29	6
Inventories	(14)	―	(11)
Other current assets	7	208	309
Income taxes	(50)	85	(111)
Accounts payable	50	(42)	68
Regulatory balancing accounts	(140)	(322)	(87)
Interest payable	4	5	6
Other current liabilities	(260)	(419)	(430)
Net cash provided by operating activities	719	1,101	882

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(978)	(1,237)	(1,831)
Purchases of nuclear decommissioning trust assets	(692)	(732)	(748)
Proceeds from sales by nuclear decommissioning trusts	685	723	741
Proceeds from sale of assets	11	―	1
Decrease in restricted cash	82	92	520
Increase in restricted cash	(81)	(81)	(447)
Net cash used in investing activities	(973)	(1,235)	(1,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	―	―	200
Redemption of preferred stock	(82)	―	―
Preferred dividends paid	(5)	(5)	(5)
Issuances of long-term debt	450	249	598
Payments on long-term debt	(199)	(10)	(10)
Capital contribution received by Otay Mesa VIE	―	―	5
Capital distributions made by Otay Mesa VIE	(26)	(40)	―
Increase in short-term debt, net	59	―	―
Other	(3)	(2)	(4)
Net cash provided by financing activities	194	192	784
(Decrease) increase in cash and cash equivalents	(60)	58	(98)
Cash and cash equivalents, January 1	87	29	127
Cash and cash equivalents, December 31	$27	$87	$29
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2013	2012		2011
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$187		$162		$131
Income tax payments (refunds), net	84		(242)		59

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Nuclear facility plant reclassified to regulatory asset, net of depreciation
and amortization	$512	$	―	$	―
Accrued capital expenditures	182		153		187
Dividends declared but not paid	―		1		1
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 2013, 2012 and 2011
			Accumulated
			Other	SDG&E
	Common	Retained	Comprehensive	Shareholder’s	Noncontrolling	Total
	Stock	Earnings	Income (Loss)	Equity	Interest	Equity
Balance at December 31, 2010	$1,138	$1,980	$(10)	$3,108	$113	$3,221

Net income		436		436	19	455
Other comprehensive loss					(36)	(36)

Preferred stock dividends declared		(5)		(5)		(5)
Capital contribution	200			200		200
Equity contributed by noncontrolling interest					6	6
Balance at December 31, 2011	1,338	2,411	(10)	3,739	102	3,841

Net income		489		489	26	515
Other comprehensive loss			(1)	(1)	(11)	(12)

Preferred stock dividends declared		(5)		(5)		(5)
Distributions to noncontrolling interest					(41)	(41)
Balance at December 31, 2012	1,338	2,895	(11)	4,222	76	4,298

Net income		411		411	24	435
Other comprehensive income			2	2	17	19

Preferred stock dividends declared		(4)		(4)		(4)
Distributions to noncontrolling interest					(26)	(26)
Call premium on preferred stock		(3)		(3)		(3)
Balance at December 31, 2013	$1,338	$3,299	$(9)	$4,628	$91	$4,719
See Notes to Consolidated Financial Statements.
SOUTHERN CALIFORNIA GAS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011

Operating revenues	$3,736	$3,282	$3,816
Operating expenses
Cost of natural gas	1,362	1,074	1,568
Operation and maintenance	1,324	1,304	1,305
Depreciation and amortization	383	362	331
Franchise fees and other taxes	128	122	126
Total operating expenses	3,197	2,862	3,330
Operating income	539	420	486
Other income, net	11	17	13
Interest income	―	―	1
Interest expense	(69)	(68)	(69)
Income before income taxes	481	369	431
Income tax expense	(116)	(79)	(143)
Net income	365	290	288
Preferred dividend requirements	(1)	(1)	(1)
Earnings attributable to common shares	$364	$289	$287
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)
	Years ended December 31, 2013, 2012 and 2011
	Pretax	Income Tax	Net-of-Tax
	Amount	(Expense) Benefit	Amount
2013:
Net income	$481	$(116)	$365
Other comprehensive income (loss):
Pension and other postretirement benefits	(2)	1	(1)
Financial instruments	1	―	1
Total other comprehensive income	(1)	1	―
Comprehensive income	$480	$(115)	$365
2012:
Net income	$369	$(79)	$290
Other comprehensive income:
Pension and other postretirement benefits	5	(3)	2
Financial instruments	2	(1)	1
Total other comprehensive income	7	(4)	3
Comprehensive income	$376	$(83)	$293
2011:
Net income	$431	$(143)	$288
Other comprehensive income (loss):
Pension and other postretirement benefits	(2)	1	(1)
Financial instruments	3	(1)	2
Total other comprehensive income	1	―	1
Comprehensive income	$432	$(143)	$289
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$27	$83
Accounts receivable – trade, net	595	539
Accounts receivable – other, net	97	51
Due from unconsolidated affiliates	21	24
Income taxes receivable	25	104
Deferred income taxes	―	3
Inventories	69	151
Regulatory assets	5	4
Other	34	35
Total current assets	873	994

Other assets:
Regulatory assets arising from pension obligations	326	694
Regulatory assets arising from other postretirement benefit obligations	―	141
Other regulatory assets	262	148
Other postretirement benefit assets, net of plan liabilities	95	―
Sundry	124	77
Total other assets	807	1,060

Property, plant and equipment:
Property, plant and equipment	11,831	11,187
Less accumulated depreciation and amortization	(4,364)	(4,170)
Property, plant and equipment, net	7,467	7,017
Total assets	$9,147	$9,071
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Dollars in millions)
	December 31,	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$42	$ ―
Accounts payable – trade	346	383
Accounts payable – other	79	82
Due to unconsolidated affiliates	16	37
Deferred income taxes	45	―
Accrued compensation and benefits	141	116
Regulatory balancing accounts, net	91	141
Current portion of long-term debt	252	4
Customer deposits	75	76
Other	125	124
Total current liabilities	1,212	963
Long-term debt	1,159	1,409
Deferred credits and other liabilities:
Customer advances for construction	108	111
Pension obligation, net of plan assets	339	714
Other postretirement benefit obligations, net of plan assets	―	141
Regulatory liabilities arising from other postretirement benefit assets	95	―
Deferred income taxes	993	881
Deferred investment tax credits	18	20
Regulatory liabilities arising from removal obligations	1,205	1,103
Asset retirement obligations	1,182	1,238
Deferred credits and other	287	256
Total deferred credits and other liabilities	4,227	4,464

Commitments and contingencies (Note 15)

Shareholders’ equity:
Preferred stock	22	22
Common stock (100 million shares authorized; 91 million shares outstanding;
no par value)	866	866
Retained earnings	1,679	1,365
Accumulated other comprehensive income (loss)	(18)	(18)
Total shareholders’ equity	2,549	2,235
Total liabilities and shareholders’ equity	$9,147	$9,071
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$365	$290	$288
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	383	362	331
Deferred income taxes and investment tax credits	117	128	130
Other	(5)	(12)	(6)
Changes in other assets	(52)	14	19
Changes in other liabilities	(4)	4	(7)
Changes in working capital components:
Accounts receivable	(113)	37	(57)
Inventories	82	(1)	(46)
Other current assets	3	(6)	5
Accounts payable	(54)	54	(7)
Income taxes	51	(83)	(12)
Due to/from affiliates, net	(57)	51	(18)
Regulatory balancing accounts	(58)	31	(63)
Customer deposits	(1)	1	2
Other current liabilities	24	(24)	(5)
Net cash provided by operating activities	681	846	554

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(762)	(639)	(683)
Decrease (increase) in loans to affiliate, net	34	(4)	49
Net cash used in investing activities	(728)	(643)	(634)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(50)	(250)	(50)
Preferred dividends paid	(1)	(1)	(1)
Issuances of long-term debt	―	348	―
Payments on long-term debt	―	(250)	(250)
Debt issuance costs	―	(3)	―
Increase in short-term debt, net	42	―	―
Net cash used in financing activities	(9)	(156)	(301)

(Decrease) increase in cash and cash equivalents	(56)	47	(381)
Cash and cash equivalents, January 1	83	36	417
Cash and cash equivalents, December 31	$27	$83	$36

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$65	$62	$65
Income tax (refunds) payments, net	(52)	16	25

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITY
Accrued capital expenditures	$130	$115	$97
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Dollars in millions)
	Years ended December 31, 2013, 2012 and 2011
				Accumulated
				Other	Total
	Preferred	Common	Retained	Comprehensive	Shareholders’
	Stock	Stock	Earnings	Income (Loss)	Equity
Balance at December 31, 2010	$22	$866	$1,089	$(22)	$1,955

Net income			288		288
Other comprehensive income				1	1

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(50)		(50)
Balance at December 31, 2011	22	866	1,326	(21)	2,193

Net income			290		290
Other comprehensive income				3	3

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(250)		(250)
Balance at December 31, 2012	22	866	1,365	(18)	2,235

Net income			365		365

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(50)		(50)
Balance at December 31, 2013	$22	$866	$1,679	$(18)	$2,549
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL DATA

PRINCIPLES OF CONSOLIDATION

Sempra Energy

Sempra Energy’s Consolidated Financial Statements include the accounts of Sempra Energy, a California-based Fortune 500 energy-services holding company, and its consolidated subsidiaries and variable interest entities (VIEs). Sempra Energy’s principal operating units are

▪	San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas), which are separate, reportable segments;

▪	Sempra International, which includes our Sempra South American Utilities and Sempra Mexico reportable segments; and

▪	Sempra U.S. Gas & Power, which includes our Sempra Renewables and Sempra Natural Gas reportable segments.

We provide descriptions of each of our segments in Note 16.

We refer to SDG&E and SoCalGas collectively as the California Utilities, which do not include the utilities in our Sempra International and Sempra U.S. Gas & Power operating units. Sempra Global is the holding company for most of our subsidiaries that are not subject to California utility regulation. All references in these Notes to “Sempra International,” “Sempra U.S. Gas & Power” and their respective reportable segments are not intended to refer to any legal entity with the same or similar name.

In the first quarter of 2013, Sempra Energy’s subsidiary, Infraestructura Energética Nova, S.A.B. de C.V. (IEnova), completed a private offering in the U.S. and outside of Mexico and a concurrent public offering in Mexico of common stock. The aggregate shares of common stock sold in the offerings represent approximately 18.9 percent of IEnova’s outstanding ownership interest. IEnova is reported within the Sempra Mexico reportable segment. We discuss the offerings and IEnova in “Noncontrolling Interests – Sale of Noncontrolling Interests” below.

Sempra Energy uses the equity method to account for investments in affiliated companies over which we have the ability to exercise significant influence, but not control. We discuss our investments in unconsolidated entities in Notes 3 and 4.

SDG&E

SDG&E’s Consolidated Financial Statements include its accounts and the accounts of a VIE of which SDG&E is the primary beneficiary, as we discuss below under “Variable Interest Entities.” SDG&E’s common stock is wholly owned by Enova Corporation, which is a wholly owned subsidiary of Sempra Energy.

SoCalGas

SoCalGas’ Consolidated Financial Statements include its accounts and the de minimus accounts of inactive subsidiaries.  SoCalGas’ common stock is wholly owned by Pacific Enterprises (PE), which is a wholly owned subsidiary of Sempra Energy.

BASIS OF PRESENTATION

This is a combined report of Sempra Energy, SDG&E and SoCalGas. We provide separate information for SDG&E and SoCalGas as required. References in this report to “we,” “our” and “Sempra Energy Consolidated” are to Sempra Energy and its consolidated entities, unless otherwise indicated by the context. We have eliminated intercompany accounts and transactions within the consolidated financial statements of each reporting entity.

Regulated Operations

Sempra South American Utilities has controlling interests in two electric distribution utilities in South America. Sempra Natural Gas owns Mobile Gas Service Corporation (Mobile Gas) in southwest Alabama and Willmut Gas Company (Willmut Gas) in Mississippi, and Sempra Mexico owns Ecogas Mexico, S de RL de CV (Ecogas) in northern Mexico, all natural gas distribution utilities. The California Utilities, Sempra Natural Gas’ Mobile Gas and Willmut Gas, and Sempra Mexico’s Ecogas prepare their financial statements in accordance with the provisions of accounting principles generally accepted in the United States of America (U.S. GAAP) governing regulated operations, as we discuss below under “Regulatory Matters.” We discuss revenue recognition at our utilities in “Revenues–Utilities” below.

Use of Estimates in the Preparation of the Financial Statements

We have prepared our Consolidated Financial Statements in conformity with U.S. GAAP. This requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including the disclosure of contingent assets and liabilities at the date of the financial statements. Although we believe the estimates and assumptions are reasonable, actual amounts ultimately may differ significantly from those estimates.

Subsequent Events

We evaluated events and transactions that occurred after December 31, 2013 through the date the financial statements were issued, and in the opinion of management, the accompanying statements reflect all adjustments necessary for a fair presentation. We discuss subsequent events further in Note 18.

REGULATORY MATTERS

Effects of Regulation

The accounting policies of our regulated utility subsidiaries in California, SDG&E and SoCalGas, conform with U.S. GAAP for regulated enterprises and reflect the policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

The California Utilities prepare their financial statements in accordance with U.S. GAAP provisions governing regulated operations. Under these provisions, a regulated utility records a regulatory asset, which are generally costs that would otherwise be charged to expense, if it is probable that, through the ratemaking process, the utility will recover that asset from customers. To the extent that recovery is no longer probable, the related regulatory assets are written off. Regulatory liabilities generally represent amounts collected from customers in advance of the actual expenditure by the utility. If the actual expenditures are less than amounts previously collected from ratepayers, the excess would be refunded to customers, generally by reducing future rates. Regulatory liabilities may also arise from other transactions such as unrealized gains on fixed price contracts and other derivatives or certain deferred income tax benefits which are passed through to customers in future rates. In addition, the California Utilities record regulatory liabilities when the CPUC or the FERC requires a refund to be made to customers or has required that a gain or other transaction of net allowable costs be given to customers over future periods.

Determining probability of recovery requires significant judgment by management and may include, but is not limited to, consideration of:

▪	the nature of the event giving rise to the assessment;

▪	existing statutes and regulatory code;

▪	legal precedence;

▪	regulatory principles and analogous regulatory actions;

▪	testimony presented in regulatory hearings;

▪	proposed regulatory decisions;

▪	final regulatory orders;

▪	a commission-authorized mechanism established for the accumulation of costs;

▪	status of applications for rehearings or state court appeals;

▪	specific approval from a commission; and

▪	historical experience.

Our other natural gas distribution utilities, Mobile Gas, Willmut Gas and Ecogas, also apply U.S. GAAP for regulated utilities to their operations.

We provide information concerning regulatory assets and liabilities below in “Regulatory Balancing Accounts” and “Regulatory Assets and Liabilities” and in Notes 13 and 14.

Regulatory Balancing Accounts

The following table summarizes our regulatory balancing accounts at December 31.

SUMMARY OF REGULATORY BALANCING ACCOUNTS AT DECEMBER 31
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2013	2012	2013	2012	2013	2012
Current:
Overcollected	$(1,077)	$(643)	$(645)	$(340)	$(432)	$(303)
Undercollected	1,542	897	1,201	735	341	162
Net current receivable (payable)(1)	465	254	556	395	(91)	(141)
Non-current:
Undercollected(2)	213	―	161	―	52	―
Total net receivable (payable)(1)	$678	$254	$717	$395	$(39)	$(141)
(1)	At December 31, 2013 and 2012, the net receivable at SDG&E and the net payable at SoCalGas are shown separately on Sempra Energy's Consolidated Balance Sheets.
(2)	Long-term undercollected balance included in Other Regulatory Assets (long-term) on the Consolidated Balance Sheets.

Over- and under-collected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs, primarily commodity costs. Amounts in the balancing accounts are recoverable (receivable) or refundable (payable) in future rates, subject to CPUC approval. Balancing account treatment eliminates the impact on earnings from variances in the covered costs from authorized amounts. Absent balancing account treatment, variations in the cost of fuel supply and certain operating and maintenance costs from amounts approved by the CPUC would increase volatility in utility earnings.

We provide additional information about regulatory matters in Notes 13, 14 and 15.

Regulatory Assets and Liabilities

We show the details of regulatory assets and liabilities in the following table, and discuss each of them separately below.

REGULATORY ASSETS (LIABILITIES) AT DECEMBER 31
(Dollars in millions)
	2013	2012
SDG&E
Fixed-price contracts and other derivatives	$58	$149
Costs related to SONGS plant closure	303	―
Costs related to wildfire litigation	330	364
Deferred taxes recoverable in rates	788	718
Pension and other postretirement benefit obligations	106	303
Removal obligations(1)	(1,403)	(1,603)
Unamortized loss on reacquired debt	14	16
Environmental costs	20	16
Legacy meters	62	90
Sunrise Powerlink fire mitigation	115	117
Other	15	23
Total SDG&E	408	193
SoCalGas
Pension and other postretirement benefit obligations	231	835
Employee benefit costs	51	58
Removal obligations(1)	(1,205)	(1,103)
Deferred taxes recoverable in rates	110	38
Unamortized loss on reacquired debt	14	17
Environmental costs	14	14
Workers’ compensation	26	27
Other	―	(2)
Total SoCalGas	(759)	(116)
Other Sempra Energy
Sempra Natural Gas	(11)	3
Sempra Mexico	8	1
Total Other Sempra Energy	(3)	4
Total Sempra Energy Consolidated	$(354)	$81
(1)	Related to obligations discussed below in “Asset Retirement Obligations.”

NET REGULATORY ASSETS (LIABILITIES) AS PRESENTED ON THE CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(Dollars in millions)
	2013			2012
	Sempra			Sempra
	Energy			Energy
	Consolidated	SDG&E	SoCalGas	Consolidated	SDG&E	SoCalGas
Current regulatory assets	$38	$29	$5	$62	$49	$4
Noncurrent regulatory assets(1)	2,335	1,787	536	2,742	1,747	983
Current regulatory liabilities(2)	(7)	(5)	―	(2)	―	―
Noncurrent regulatory liabilities(3)	(2,720)	(1,403)	(1,300)	(2,721)	(1,603)	(1,103)
Total	$(354)	$408	$(759)	$81	$193	$(116)
(1)	Excludes long-term undercollected balancing accounts of $213 million at Sempra Energy, $161 million at SDG&E and $52 million at SoCalGas recorded in Other Regulatory Assets (long-term).
(2)	Included in Other Current Liabilities.
(3)	At December 31, 2013 and 2012, $97 million and $1 million, respectively, at Sempra Energy Consolidated is included in Deferred Credits and Other.

In the tables above:

▪
Regulatory assets arising from fixed-price contracts and other derivatives are offset by corresponding liabilities arising from purchased power and natural gas commodity and transportation contracts. The regulatory asset is increased/decreased based on changes in the fair market value of the contracts. It is also reduced as payments are made for commodities and services under these contracts.

▪
Regulatory assets related to the San Onofre Nuclear Generating Station (SONGS) plant closure represent management’s estimate of what SDG&E will be allowed to recover in rates in the future associated with SDG&E’s investment in SONGS as of the plant closure date, the cost of operations since Units 2 and 3 were taken offline, and the cost of purchased replacement power, as we discuss further in Note 13.

▪
Regulatory assets arising from costs related to wildfire litigation are costs in excess of liability insurance coverage and amounts recovered from third parties, as we discuss in Note 14 under “Excess Wildfire Claims Cost Recovery at the CPUC” and Note 15 under “SDG&E—2007 Wildfire Litigation.”

▪
Deferred taxes recoverable in rates are based on current regulatory ratemaking and income tax laws. SDG&E and SoCalGas expect to recover net regulatory assets related to deferred income taxes over the lives of the assets that give rise to the accumulated deferred income tax liabilities. These net assets are included in ratebase.

▪	Regulatory assets/liabilities related to pension and other postretirement benefit obligations are offset by corresponding liabilities/assets and are being recovered in rates as the plans are funded.

▪
Regulatory assets related to unamortized losses on reacquired debt are recovered over the remaining original amortization periods of the losses on reacquired debt. These periods range from 5 months to 14 years for SDG&E and from 8 years to 12 years for SoCalGas.

▪
Regulatory assets related to environmental costs represent the portion of our environmental liability recognized at the end of the period in excess of the amount that has been recovered through rates charged to customers. We expect this amount to be recovered in future rates as expenditures are made.

▪
The regulatory asset related to the legacy meters removed from service and replaced under the Smart Meter Program is their undepreciated value. SDG&E is recovering this asset over a 4-year period in ratebase.

▪
The regulatory asset related to Sunrise Powerlink fire mitigation is offset by a corresponding liability for the funding of a trust to cover the mitigation costs. SDG&E expects to recover the regulatory asset in rates as the trust is funded over a 50-year period.

FAIR VALUE MEASUREMENTS

We apply recurring fair value measurements to certain assets and liabilities, primarily nuclear decommissioning and benefit plan trust assets and other miscellaneous derivatives. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. Also, we consider an issuer’s credit standing when measuring its liabilities at fair value.

We establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 financial instruments primarily consist of listed equities, U.S. government treasury securities and exchange-traded derivatives.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including:

▪	quoted forward prices for commodities
▪	time value
▪	current market and contractual prices for the underlying instruments
▪	volatility factors
▪	other relevant economic measures

Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Our financial instruments in this category include the Nuclear Decommissioning Trusts’ investments at SDG&E and non-exchange-traded derivatives such as interest rate instruments and over-the-counter (OTC) forwards and options.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value from the perspective of a market participant.  All of our Level 3 financial instruments are related to congestion revenue rights (CRRs) at SDG&E.

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase.

RESTRICTED CASH

Restricted cash at Sempra Energy, including amounts at SDG&E discussed below, was $49 million and $68 million at December 31, 2013 and 2012, respectively. Of this, $24 million and $46 million were classified as current and $25 million and $22 million were classified as noncurrent at December 31, 2013 and 2012, respectively.

Sempra Renewables had restricted cash of $6 million and $35 million classified as current at December 31, 2013 and 2012, respectively. The 2013 balance primarily represents funds held in accordance with long-term debt agreements at Copper Mountain Solar 1. The 2012 balance represents funds held in accordance with long-term debt agreements at Copper Mountain Solar 1 and Mesquite Solar 1. We discuss the debt agreements further in Note 5 and in “Restricted Net Assets” below.

At December 31, 2013, Sempra Mexico had restricted cash of $12 million classified as current to pay for rights of way, license fees, permits, topographic surveys and other costs pursuant to trust agreements related to a pipeline project.

SDG&E had $31 million and $32 million of restricted cash at December 31, 2013 and 2012, respectively, which represents funds held by a trustee for Otay Mesa VIE (see “Variable Interest Entities—Otay Mesa VIE” below) to pay certain operating costs. Of this, $6 million and $10 million were classified as current and $25 million and $22 million were classified as noncurrent at December 31, 2013 and 2012, respectively.

COLLECTION ALLOWANCES

We record allowances for the collection of trade and other accounts and notes receivable which include allowances for doubtful customer accounts and for other receivables. We show the changes in these allowances in the table below:

COLLECTION ALLOWANCES
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated
Allowances for collection of receivables at January 1	$31	$29	$29
Provisions for uncollectible accounts	16	21	20
Write-offs of uncollectible accounts	(18)	(19)	(20)
Allowances for collection of receivables at December 31	$29	$31	$29
SDG&E
Allowances for collection of receivables at January 1	$6	$6	$5
Provisions for uncollectible accounts	4	5	8
Write-offs of uncollectible accounts	(5)	(5)	(7)
Allowances for collection of receivables at December 31	$5	$6	$6
SoCalGas
Allowances for collection of receivables at January 1	$14	$12	$14
Provisions for uncollectible accounts	7	12	8
Write-offs of uncollectible accounts	(9)	(10)	(10)
Allowances for collection of receivables at December 31	$12	$14	$12

We evaluate accounts receivable collectibility using a combination of factors, including past due status based on contractual terms, trends in write-offs, the age of the receivable, counterparty creditworthiness, economic conditions and specific events, such as bankruptcies. Adjustments to the allowance for doubtful accounts are made when necessary based on the results of analysis, the aging of receivables, and historical and industry trends.

We write off accounts receivable in the period in which we deem the receivable to be uncollectible.  We record recoveries of accounts receivable previously written off when it is known that they will be received.

INVENTORIES

The California Utilities value natural gas inventory by the last-in first-out (LIFO) method. As inventories are sold, differences between the LIFO valuation and the estimated replacement cost are reflected in customer rates. Materials and supplies at the California Utilities are generally valued at the lower of average cost or market.

Sempra South American Utilities, Sempra Mexico and Sempra Natural Gas value natural gas inventory and materials and supplies at the lower of average cost or market. Sempra Mexico and Sempra Natural Gas value liquefied natural gas (LNG) inventory by the first-in first-out method.

The components of inventories by segment are as follows:

INVENTORY BALANCES AT DECEMBER 31
(Dollars in millions)
	Natural Gas			LNG			Materials and supplies		Total
	2013	2012		2013	2012		2013	2012	2013	2012
SDG&E	$3	$3	$	―	$	―	$83	$79	$86	$82
SoCalGas	42	128		―		―	27	23	69	151
Sempra South American Utilities	―	―		―		―	40	34	40	34
Sempra Mexico	―	―		3		8	9	8	12	16
Sempra Renewables	―	―		―		―	2	3	2	3
Sempra Natural Gas	68	109		5		8	5	5	78	122
Sempra Energy Consolidated	$113	$240		$8		$16	$166	$152	$287	$408

U.S. TREASURY GRANTS RECEIVABLE

At December 31, 2012, we had recognized receivables for U.S. Treasury grants based on eligible costs at our Mesquite Solar 1 and Copper Mountain Solar 2 generating facilities when the projects, or portions of projects, were placed into service. During the first quarter of 2013, the federal government imposed automatic federal budget cuts, known as “sequestration,” as required by The Budget Control Act of 2011. As a result, cash grant payments to eligible taxpayers for renewable energy projects were reduced, and we recorded a reduction to our grants receivable of $23 million and a reversal of income tax benefit of $5 million during the first quarter of 2013. In June 2013, we received $74 million in cash related to the Copper Mountain Solar 2 grant. We received $164 million in cash for the remaining grant receivable for Mesquite Solar 1 in August 2013.

INCOME TAXES

Income tax expense includes current and deferred income taxes from operations during the year. We record deferred income taxes for temporary differences between the book and the tax bases of assets and liabilities. Investment tax credits from prior years are amortized to income by the California Utilities over the estimated service lives of the properties as required by the CPUC. At our other businesses, we reduce the book basis of the related asset by the amount of investment tax credit earned. At Sempra Renewables, production tax credits are recognized in income tax expense as earned.

The California Utilities, Mobile Gas and Willmut Gas recognize

▪	regulatory assets to offset deferred tax liabilities if it is probable that the amounts will be recovered from customers; and

▪	regulatory liabilities to offset deferred tax assets if it is probable that the amounts will be returned to customers.

Other than local country withholding tax on current Peruvian earnings, we currently do not record deferred income taxes for basis differences between financial statement and income tax investment amounts in non-U.S. subsidiaries and non-U.S. joint ventures because their cumulative undistributed earnings are indefinitely reinvested.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position we take has to have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. Otherwise, we may not recognize any of the potential tax benefit associated with the position. We recognize a benefit for a tax position that meets the “more likely than not” criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution.

Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

We provide additional information about income taxes in Note 6.

GREENHOUSE GAS ALLOWANCES

The California Utilities, Sempra Mexico and Sempra Natural Gas supply power into the California Independent System Operator (ISO) grid and are, therefore, required by California Assembly Bill 32 to acquire greenhouse gas allowances for every metric ton of carbon dioxide equivalent emitted into the atmosphere during generation. We account for greenhouse gas allowances as inventory, measured at the lower of weighted average cost or market, and include them in Other Current Assets and Sundry on the Consolidated Balance Sheets based on the dates that they are required to be surrendered. We measure the compliance obligation, which is based on emissions, at the carrying value of allowances held plus the fair value of additional allowances necessary to satisfy the obligation. We include the obligation in Other Current Liabilities and Deferred Credits on the Consolidated Balance Sheets based on the dates that the allowances will be surrendered. We remove the assets and liabilities from the balance sheets as the allowances are surrendered.

The California Utilities expect that all costs and revenues associated with the greenhouse gas program will be recorded through Regulatory Balancing Accounts on the Consolidated Balance Sheets.

RENEWABLE ENERGY CERTIFICATES

Renewable energy certificates (RECs) represent property rights established by governmental agencies for the environmental, social, and other nonpower qualities of renewable electricity generation. A REC, and its associated attributes and benefits, can be sold separately from the underlying physical electricity associated with a renewable-based generation source in certain markets.

Retail sellers of electricity obtain RECs through renewable power purchase agreements, internal generation or separate purchases in the market to comply with renewable portfolio standards established by the governmental agencies. RECs are the mechanism used to verify renewable portfolio standards compliance. The cost of RECs is recorded in Cost of Electric Fuel and Purchased Power, which is recoverable in rates, on the Consolidated Statements of Operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment primarily represents the buildings, equipment and other facilities used by the California Utilities to provide natural gas and electric utility services, and by Sempra International and Sempra U.S. Gas & Power, including construction work in progress at these operating units. Property, plant and equipment also includes lease improvements and other equipment at Parent, as well as property acquired under a build-to-suit lease included in construction work in progress.

Our plant costs include

▪	labor

▪	materials and contract services

▪	expenditures for replacement parts incurred during a major maintenance outage of a generating plant

In addition, the cost of our utility plant and selected non-utility regulated projects in Mexico include an allowance for funds used during construction (AFUDC). We discuss AFUDC below. The cost of non-utility plant includes capitalized interest.

Maintenance costs are expensed as incurred.  The cost of most retired depreciable utility plant minus salvage value is charged to accumulated depreciation.

We discuss assets pledged as security for loans in Note 5.

PROPERTY, PLANT AND EQUIPMENT BY MAJOR FUNCTIONAL CATEGORY
(Dollars in millions)
	Property, Plant
	and Equipment at		Depreciation rates for
	December 31,		years ended December 31,
	2013	2012	2013	2012	2011
SDG&E:
Natural gas operations	$1,454	$1,406	2.35%	3.20%	3.15%
Electric distribution	5,492	5,217	3.36	4.15	4.13
Electric transmission(1)	3,932	3,714	2.58	2.63	2.74
Electric generation(2)	1,768	2,242	3.76	4.68	4.92
Other electric(3)	759	679	7.58	7.92	8.26
Construction work in progress(1)	941	866	NA	NA	NA
Total SDG&E	14,346	14,124
SoCalGas:
Natural gas operations(4)	11,394	10,756	3.70	3.74	3.62
Other non-utility	118	129	1.56	1.36	1.62
Construction work in progress	319	302	NA	NA	NA
Total SoCalGas	11,831	11,187

			Estimated		Weighted Average
Other operating units and parent(5):			Useful Lives		Useful Life
Land and land rights	276	298	20 to 50 years(6)		47
Machinery and equipment:
Utility electric distribution operations	1,440	1,459	10 to 46 years		40
Generating plants	993	1,568	3 to 35 years		31
LNG terminals	2,094	2,061	3 to 50 years		46
Pipelines and storage	1,638	1,634	3 to 50 years		42
Other	212	241	1 to 47 years		13
Construction work in progress	1,283	692	NA		NA
Other	294	264	2 to 80 years		29
	8,230	8,217
Total Sempra Energy Consolidated	$34,407	$33,528
(1)
At December 31, 2013, includes $350 million in electric transmission assets and $5 million in construction work in progress related to SDG&E's 91-percent interest in the Southwest Powerlink (SWPL) transmission line, jointly owned by SDG&E with other utilities. SDG&E, and each of the other owners, holds its undivided interest as a tenant in common in the property. Each owner is responsible for its share of the project and participates in decisions concerning operations and capital expenditures.

(2)					Includes capital lease assets of $183 million at both December 31, 2013 and 2012, primarily related to variable interest entities of which SDG&E is not the primary beneficiary.
(3)					Includes capital lease assets of $23 million at both December 31, 2013 and 2012.
(4)					Includes capital lease assets of $33 million and $32 million at December 31, 2013 and 2012, respectively.
(5)
December 31, 2013 balances include $155 million, $180 million and $22 million of utility plant, primarily pipelines and other distribution assets, at Ecogas, Mobile Gas and Willmut Gas, respectively. December 31, 2012 balances include $144 million, $171 million and $18 million of utility plant, primarily pipelines and other distribution assets, at Ecogas, Mobile Gas and Willmut Gas, respectively.

(6)					Estimated useful lives are for land rights.

Depreciation expense is based on the straight-line method over the useful lives of the assets or, for the California Utilities, a shorter period prescribed by the CPUC. Depreciation expense is computed using the straight-line method over the asset’s estimated original composite useful life, the CPUC-prescribed period or the remaining term of the site leases, whichever is shortest.

The accumulated depreciation and decommissioning amounts on our Consolidated Balance Sheets are as follows:

ACCUMULATED DEPRECIATION AND DECOMMISSIONING AMOUNTS
(Dollars in millions)
	December 31,
	2013	2012
SDG&E:
Accumulated depreciation and decommissioning of utility plant in service:
Electric(1)	$2,861	$2,660
Natural gas	639	601
Total SDG&E	3,500	3,261
SoCalGas:
Accumulated depreciation of natural gas utility plant in service(2)	4,279	4,067
Accumulated depreciation – other non-utility	85	103
Total SoCalGas	4,364	4,170
Other operating units and parent:
Accumulated depreciation – other(3)	938	806
Accumulated depreciation of utility electric distribution operations	145	100
	1,083	906
Total Sempra Energy Consolidated	$8,947	$8,337
(1)
Includes accumulated depreciation for assets under capital lease of $26 million and $21 million at December 31, 2013 and 2012, respectively. Includes $199 million related to SDG&E's 91-percent interest in the SWPL transmission line, jointly owned by SDG&E and other utilities.

(2)	Includes accumulated depreciation for assets under capital lease of $31 million and $28 million at December 31, 2013 and 2012, respectively.
(3)
December 31, 2013 balances include $38 million, $25 million and $2 million of accumulated depreciation for utility plant at  Ecogas, Mobile Gas and Willmut Gas, respectively. December 31, 2012 balances include $34 million, $21 million and $1 million of accumulated depreciation for utility plant at Ecogas, Mobile Gas and Willmut Gas, respectively.

The California Utilities finance their construction projects with borrowed funds and equity funds. The CPUC and the FERC allow the recovery of the cost of these funds by the capitalization of AFUDC, calculated using rates authorized by the CPUC and the FERC, as a cost component of property, plant and equipment. The California Utilities earn a return on the capitalized AFUDC after the utility property is placed in service and recover the AFUDC from their customers over the expected useful lives of the assets.

Pipeline projects currently under construction by Sempra Mexico that are both regulated by the Comisión Reguladora de Energía (or CRE, the Energy Regulatory Commission) and meet U.S. GAAP regulatory accounting requirements record the impact of AFUDC related to equity. Beginning in the fourth quarter of 2013, Sempra Mexico began recording AFUDC equity for its Sonora Pipeline project.

Sempra International and Sempra U.S. Gas & Power businesses capitalize interest costs incurred to finance capital projects.  The California Utilities also capitalize certain interest costs.

CAPITALIZED FINANCING COSTS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated:
AFUDC related to debt	$22	$38	$40
AFUDC related to equity	75	96	99
Other capitalized financing costs	22	52	26
Total Sempra Energy Consolidated	$119	$186	$165
SDG&E:
AFUDC related to debt	$16	$30	$33
AFUDC related to equity	39	71	80
Total SDG&E	$55	$101	$113
SoCalGas:
AFUDC related to debt	$6	$8	$7
AFUDC related to equity	17	25	19
Other capitalized financing costs	1	1	―
Total SoCalGas	$24	$34	$26

ASSETS HELD FOR SALE

We classify assets as held for sale when management approves and commits to a formal plan to actively market an asset for sale and we expect the sale to close within the next twelve months. Upon classifying an asset as held for sale, we record the asset at the lower of its carrying value or its estimated fair value reduced for selling costs, and we stop recording depreciation expense on the asset.

At December 31, 2013, there are no assets classified as held for sale. We discuss assets held for sale further in Note 18.

In December 2012, management approved a formal plan and executed an agreement to sell one 625-megawatt (MW) block of Sempra Natural Gas’ Mesquite Power natural gas-fired power plant in Arizona to Salt River Project Agricultural Improvement and Power District. In February 2013, the asset was sold for $371 million in cash.

At December 31, 2012, the carrying amount of the major classes of assets and related liability held for sale associated with the plant included the following:

(Dollars in millions)	2012
Property, plant, and equipment, net	$292
Inventories	4
Total assets held for sale	296
Liability held for sale - asset retirement obligation(1)	(5)
Total	$291
(1)	Included in Other Current Liabilities on the Consolidated Balance Sheet.

For the year ended December 31, 2012, there was no impairment of the assets held for sale as the estimated fair value less costs to sell exceeded the carrying amount.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is the excess of the purchase price over the fair value of the identifiable net assets of acquired companies measured at the time of acquisition. Goodwill is not amortized but is tested for impairment annually on October 1 or whenever events or changes in circumstances necessitate an evaluation. Impairment of goodwill occurs when the carrying amount (book value) of goodwill exceeds its implied fair value. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, and the book value of goodwill is greater than its fair value on the test date, we record a goodwill impairment loss.

For our annual goodwill impairment testing, under current U.S. GAAP guidance we have the option to first make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step, quantitative goodwill impairment test. If we elect to perform the qualitative assessment, we evaluate relevant events and circumstances, including but not limited to, macroeconomic conditions, industry and market considerations, cost factors, changes in key personnel and the overall financial performance of the reporting unit. If, after assessing these qualitative factors, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform the two-step goodwill impairment test. When we perform the two-step, quantitative goodwill impairment test, we exercise judgment to develop estimates of the fair value of the reporting unit and the corresponding goodwill. Our fair value estimates are developed from the perspective of a knowledgeable market participant. We consider observable transactions in the marketplace for similar investments, if available, as well as an income-based approach such as discounted cash flow analysis. A discounted cash flow analysis may be based directly on anticipated future revenues and expenses and may be performed based on free cash flows generated within the reporting unit. Critical assumptions that affect our estimates of fair value may include

▪	consideration of market transactions

▪	future cash flows

▪	the appropriate risk-adjusted discount rate

▪	country risk

▪	entity risk

Goodwill included on the Sempra Energy Consolidated Balance Sheets is as follows:

GOODWILL
(Dollars in millions)
	Sempra
	South American	Sempra	Sempra
	Utilities	Mexico	Natural Gas	Total
Balance at December 31, 2011	$949	$25	$62	$1,036
Acquisition of subsidiary	―	―	10	10
Foreign currency translation(1)	65	―	―	65
Balance at December 31, 2012	1,014	25	72	1,111
Foreign currency translation(1)	(87)	―	―	(87)
Balance at December 31, 2013	$927	$25	$72	$1,024
(1)	We record the offset of this fluctuation to other comprehensive income.

Sempra Natural Gas recorded goodwill of $10 million in connection with the acquisition of Willmut Gas Company in May 2012.

We provide additional information concerning goodwill related to our equity method investments and the impairment of investments in unconsolidated subsidiaries in Note 4.

Other Intangible Assets

Sempra Natural Gas recorded $460 million of intangible assets in connection with the acquisition of EnergySouth, Inc. in 2008. These intangible assets represent storage and development rights related to the natural gas storage facilities of Bay Gas Storage Company, Ltd. (Bay Gas) and Mississippi Hub, LLC (Mississippi Hub) and were recorded at estimated fair value as of the date of the acquisition using discounted cash flows analysis. Our assumptions in determining fair value included estimated future cash flows, the estimated useful life of the intangible assets and appropriate discount rates. We are amortizing these intangible assets over their estimated useful lives as shown in the table below.

Other Intangible Assets included on the Sempra Energy Consolidated Balance Sheets are as follows:

OTHER INTANGIBLE ASSETS
(Dollars in millions)
	Amortization period	December 31,
	(years)	2013	2012
Storage rights	46	$138	$138
Development rights	50	322	322
Other	15 years to indefinite	19	19
		479	479
Less accumulated amortization:
Storage rights		(16)	(13)
Development rights		(34)	(27)
Other		(3)	(3)
		(53)	(43)
		$426	$436

Amortization expense for such intangible assets was $10 million in each of 2013, 2012 and 2011. We estimate the amortization expense for the next five years to be $10 million per year.

LONG-LIVED ASSETS

We test long-lived assets for recoverability whenever events or changes in circumstances have occurred that may affect the recoverability or the estimated useful lives of long-lived assets. Long-lived assets include intangible assets subject to amortization, but do not include investments in unconsolidated subsidiaries. Events or changes in circumstances that indicate that the carrying amount of a long-lived asset may not be recoverable may include

▪	significant decreases in the market price of an asset

▪	a significant adverse change in the extent or manner in which we use an asset or in its physical condition

▪	a significant adverse change in legal or regulatory factors or in the business climate that could affect the value of an asset

▪	a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection of continuing losses associated with the use of a long-lived asset

▪	a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life

Impairment of long-lived assets occurs when the estimated future undiscounted cash flows are less than the carrying amount of the assets. If that comparison indicates that the assets’ carrying value may not be recoverable, the impairment is measured based on the difference between the carrying amount and the fair value of the assets. This evaluation is performed at the lowest level for which separately identifiable cash flows exist.

VARIABLE INTEREST ENTITIES (VIE)

We consolidate a VIE if we are the primary beneficiary of the VIE. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess

▪	the purpose and design of the VIE;

▪	the nature of the VIE’s risks and the risks we absorb;

▪	the power to direct activities that most significantly impact the economic performance of the VIE; and

▪	the obligation to absorb losses or right to receive benefits that could be significant to the VIE.

SDG&E

Tolling Agreements

SDG&E has agreements under which it purchases power generated by facilities for which it supplies all of the natural gas to fuel the power plant (i.e., tolling agreements).  SDG&E’s obligation to absorb natural gas costs may be a significant variable interest.  In addition, SDG&E has the power to direct the dispatch of electricity generated by these facilities. Based upon our analysis, the ability to direct the dispatch of electricity may have the most significant impact on the economic performance of the entity owning the generating facility because of the associated exposure to the cost of natural gas, which fuels the plants, and the value of electricity produced. To the extent that SDG&E (1) is obligated to purchase and provide fuel to operate the facility, (2) has the power to direct the dispatch, and (3) purchases all of the output from the facility for a substantial portion of the facility’s useful life, SDG&E may be the primary beneficiary of the entity owning the generating facility. SDG&E determines if it is the primary beneficiary in these cases based on a qualitative approach in which we consider the operational characteristics of the facility, including its expected power generation output relative to its capacity to generate and the financial structure of the entity, among other factors. If we determine that SDG&E is the primary beneficiary, SDG&E and Sempra Energy consolidate the entity that owns the facility as a VIE, as we discuss below.

Otay Mesa VIE

SDG&E has an agreement to purchase power generated at the Otay Mesa Energy Center (OMEC), a 605-MW generating facility. In addition to tolling, the agreement provides SDG&E with the option to purchase the power plant at the end of the contract term in 2019, or upon earlier termination of the purchased-power agreement, at a predetermined price subject to adjustments based on performance of the facility. If SDG&E does not exercise its option, under certain circumstances, it may be required to purchase the power plant at a predetermined price, which we refer to as the put option.

The facility owner, Otay Mesa Energy Center LLC (OMEC LLC), is a VIE (Otay Mesa VIE), of which SDG&E is the primary beneficiary.  SDG&E has no OMEC LLC voting rights and does not operate OMEC. In addition to the risks absorbed under the tolling agreement, SDG&E absorbs separately through the put option a significant portion of the risk that the value of Otay Mesa VIE could decline. SDG&E and Sempra Energy have consolidated Otay Mesa VIE since the second quarter of 2007. Otay Mesa VIE’s equity of $91 million at December 31, 2013 and $76 million at December 31, 2012 is included on the Consolidated Balance Sheets in Other Noncontrolling Interests for Sempra Energy and in Noncontrolling Interest for SDG&E.

OMEC LLC has a loan outstanding of $335 million at December 31, 2013, the proceeds of which were used for the construction of OMEC. The loan is with third party lenders and is secured by OMEC’s property, plant and equipment. SDG&E is not a party to the loan agreement and does not have any additional implicit or explicit financial responsibility to OMEC LLC. The loan fully matures in April 2019 and bears interest at rates varying with market rates. In addition, OMEC LLC has entered into interest rate swap agreements to moderate its exposure to interest rate changes. We provide additional information concerning the interest rate swaps in Note 9.

Other Variable Interest Entities

SDG&E’s power procurement is subject to reliability requirements that may require SDG&E to enter into various power purchase arrangements which include variable interests. SDG&E evaluates the respective entities to determine if variable interests exist and, based on the qualitative and quantitative analyses described above, if SDG&E, and thereby Sempra Energy, is the primary beneficiary. SDG&E has determined that no contracts, other than the one relating to Otay Mesa VIE mentioned above, result in SDG&E being the primary beneficiary at December 31, 2013. In addition to the tolling agreements described above, other variable interests involve various elements of fuel and power costs, including certain construction costs, tax credits, and other components of cash flow expected to be paid to or received by our counterparties. In most of these cases, the expectation of variability is not substantial, and SDG&E generally does not have the power to direct activities that most significantly impact the economic performance of the other VIEs. If our ongoing evaluation of these VIEs were to conclude that SDG&E becomes the primary beneficiary and consolidation by SDG&E becomes necessary, the effects are not expected to significantly affect the financial position, results of operations, or liquidity of SDG&E. In addition, SDG&E is not exposed to losses or gains as a result of these other VIEs, because all such variability would be recovered in rates.

Sempra Energy’s other operating units also enter into arrangements which could include variable interests. We evaluate these arrangements and applicable entities based upon the qualitative and quantitative analyses described above. Certain of these entities are service companies that are VIEs. As the primary beneficiary of these service companies, we consolidate them. In all other cases, we have determined that these contracts are not variable interests in a VIE and therefore are not subject to the U.S. GAAP requirements concerning the consolidation of VIEs.

The Consolidated Financial Statements of Sempra Energy and SDG&E include the following amounts associated with Otay Mesa VIE. The amounts are net of eliminations of transactions between SDG&E and Otay Mesa VIE. The financial statements of other consolidated VIEs are not material to the financial statements of Sempra Energy. The captions on the tables below correspond to SDG&E’s Consolidated Balance Sheets and Consolidated Statements of Operations.

AMOUNTS ASSOCIATED WITH OTAY MESA VIE
(Dollars in millions)
			December 31,
			2013	2012
Cash and cash equivalents			$17	$8
Restricted cash			6	10
Inventories			2	2
Other			1	1
Total current assets			26	21
Restricted cash			25	22
Sundry			4	5
Property, plant and equipment, net			438	466
Total assets			$493	$514

Current portion of long-term debt			$10	$10
Fixed-price contracts and other derivatives			16	17
Other			19	8
Total current liabilities			45	35
Long-term debt			325	335
Fixed-price contracts and other derivatives			39	64
Deferred credits and other			(7)	4
Other noncontrolling interest			91	76
Total liabilities and equity			$493	$514

	Years ended December 31,
	2013		2012	2011
Operating expenses
Cost of electric fuel and purchased power		$(91)	$(83)	$(72)
Operation and maintenance		24	19	19
Depreciation and amortization		28	26	22
Total operating expenses		(39)	(38)	(31)
Operating income		39	38	31
Other expense, net		―	(1)	(1)
Interest expense		(15)	(11)	(11)
Income before income taxes/Net income		24	26	19
Earnings attributable to noncontrolling interest		(24)	(26)	(19)
Earnings	$	―	$ ―	$ ―

ASSET RETIREMENT OBLIGATIONS

For tangible long-lived assets, we record asset retirement obligations for the present value of liabilities of future costs expected to be incurred when assets are retired from service, if the retirement process is legally required and if a reasonable estimate of fair value can be made. We also record a liability if a legal obligation to perform an asset retirement exists and can be reasonably estimated, but performance is conditional upon a future event. We record the estimated retirement cost over the life of the related asset by depreciating the present value of the obligation (measured at the time of the asset’s acquisition) and accreting the discount until the liability is settled. Rate-regulated entities record regulatory assets or liabilities as a result of the timing difference between the recognition of costs in accordance with U.S. GAAP and costs recovered through the rate-making process. We have recorded a regulatory liability to show that the California Utilities have collected funds from customers more quickly and for larger amounts than we would accrete the retirement liability and depreciate the asset in accordance with U.S. GAAP.

We have recorded asset retirement obligations related to various assets, including:

SDG&E and SoCalGas

▪	fuel and storage tanks

▪	natural gas distribution systems

▪	hazardous waste storage facilities

▪	asbestos-containing construction materials

SDG&E

▪	decommissioning of nuclear power facilities

▪	electric distribution and transmission systems

▪	site restoration of a former power plant

▪	power generation plant (natural gas)

SoCalGas

▪	natural gas transmission pipelines

▪	underground natural gas storage facilities and wells

Sempra Mexico

▪	power generation plant (natural gas)

▪	natural gas distribution and transportation systems

▪	LNG terminal

Sempra Renewables

▪	certain power generation plants (solar)

Sempra Natural Gas

▪	power generation plant (natural gas)

▪	natural gas distribution and transportation systems

▪	underground natural gas storage facilities

The changes in asset retirement obligations are as follows:

CHANGES IN ASSET RETIREMENT OBLIGATIONS
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2013	2012	2013	2012	2013	2012
Balance as of January 1(1)	$2,056	$1,925	$741	$698	$1,253	$1,175
Accretion expense	97	92	45	42	49	48
Liabilities incurred	4	21	―	―	―	―
Reclassification(2)	―	(5)	―	―	―	―
Payments	(49)	(2)	(48)	―	―	(1)
Revisions, GRC-related(3)	(135)	―	(30)	―	(105)	―
Revisions, other(4)	179	25	205	1	2	31
Balance as of December 31(1)	$2,152	$2,056	$913	$741	$1,199	$1,253
(1)	The current portions of the obligations are included in Other Current Liabilities on the Consolidated Balance Sheets.
(2)
Reclassification to liability held for sale - asset retirement obligation which is included in Other Current Liabilities on the Consolidated Balance Sheets, as we discuss in "Assets Held for Sale" above.

(3)
The decreases in asset retirement obligations in 2013 at SDG&E and SoCalGas are due to revised estimates related to the 2012 General Rate Case (GRC) that received final approval in May 2013. At SDG&E, these revisions included increases in asset service lives ranging from 2 percent to 7 percent, and lower estimated cost of removal. At SoCalGas, the decrease includes increases in asset service lives ranging from 4 percent to 6 percent, partially offset by a higher estimated cost of removal.

(4)
The increase in asset retirement obligations in 2013 at SDG&E is due to revised estimates recorded in the third quarter of 2013 related to the early decommissioning of SONGS Units 2 and 3 (see Note 13).

CONTINGENCIES

We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪	information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events; and

▪	the amount of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events.

LEGAL FEES

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees also will be incurred.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in the equity of a business enterprise (except those resulting from investments by owners and distributions to owners), including:

▪	foreign currency translation adjustments

▪	changes in unamortized net actuarial gain or loss and prior service cost related to pension and other postretirement benefits plans

▪	unrealized gains or losses on available-for-sale securities

▪	certain hedging activities

The Consolidated Statements of Comprehensive Income show the changes in the components of other comprehensive income (OCI), including the amounts attributable to noncontrolling interests. The following tables present the changes in Accumulated Other Comprehensive Income (Loss) (AOCI) by component, and amounts reclassified out of AOCI to net income, excluding amounts attributable to noncontrolling interests:

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BY COMPONENT(1)
(Dollars in millions)
	Year ended December 31, 2013
			Pension and Other
			Postretirement Benefits
	Foreign						Total
	Currency		Unamortized	Unamortized			Accumulated Other
	Translation		Net Actuarial	Prior Service	Financial		Comprehensive
	Adjustments		Gain (Loss)	Credit (Cost)	Instruments		Income (Loss)
Sempra Energy Consolidated:
Balance as of December 31, 2012		$(240)	$(102)	$1		$(35)	$(376)
Other comprehensive (loss) income before
reclassifications		(159)	―	―		2	(157)
Amounts reclassified from accumulated other
comprehensive income		270	(2) 29	(1)		7	305
Net other comprehensive income (loss)		111	29	(1)		9	148
Balance as of December 31, 2013		$(129)	$(73)	$ ―		$(26)	$(228)
SDG&E:
Balance as of December 31, 2012	$	―	$(12)	$1	$	―	$(11)
Amounts reclassified from accumulated other
comprehensive income		―	2	―		―	2
Net other comprehensive income		―	2	―		―	2
Balance as of December 31, 2013	$	―	$(10)	$1	$	―	$(9)
SoCalGas:
Balance as of December 31, 2012	$	―	$(4)	$1		$(15)	$(18)
Amounts reclassified from accumulated other
comprehensive (loss) income		―	(1)	―		1	―
Net other comprehensive (loss) income		―	(1)	―		1	―
Balance as of December 31, 2013	$	―	$(5)	$1		$(14)	$(18)
(1)			All amounts are net of income tax, if subject to tax, and exclude noncontrolling interests.
(2)
Represents cumulative foreign currency translation adjustment related to the impairment of our Argentine investments in 2006, which is substantially offset by an accrued liability established at that time. We provide additional information about these investments in Note 4.

RECLASSIFICATIONS OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)
Year ended December 31, 2013
	Amount reclassified
Details about accumulated	from accumulated other		Affected line item
other comprehensive income (loss) components	comprehensive income (loss)		on Consolidated Statement of Operations
Sempra Energy Consolidated:
Foreign currency translation adjustments		$270	Equity Earnings, Net of Income Tax(1)

Financial instruments:
Interest rate and foreign exchange instruments		$11	Interest Expense
Interest rate instruments		10	Equity Losses, Before Income Tax
Commodity contracts not subject to			Cost of Natural Gas, Electric Fuel and Purchased
rate recovery		(1)	Power
Total before income tax		20
		(4)	Income Tax Expense
Net of income tax		16
		(9)	Earnings Attributable to Noncontrolling Interests
		$7

Pension and other postretirement benefits:
Net actuarial gain		$38	(2)
Amortization of actuarial loss		10	(2)
Prior service cost		(1)	(2)
		(19)	Income Tax Expense
Net of income tax		$28

Total reclassifications for the period, net of tax		$305
SDG&E:
Financial instruments:
Interest rate instruments		$9	Interest Expense
		(9)	Earnings Attributable to Noncontrolling Interest
	$	―

Pension and other postretirement benefits:
Net actuarial gain		$2	(2)
Amortization of actuarial loss		1	(2)
		(1)	Income Tax Expense
Net of income tax		$2

Total reclassifications for the period, net of tax		$2
SoCalGas:
Financial instruments:
Interest rate instruments		$1	Interest Expense

Pension and other postretirement benefits:
Net actuarial loss		$(3)	(2)
Amortization of actuarial loss		1	(2)
		1	Income Tax Expense
Net of income tax		$(1)

Total reclassifications for the period, net of tax	$	―
(1)
Represents cumulative foreign currency translation adjustment related to the impairment of our Argentine investments in 2006, which is substantially offset by an accrued liability established at that time. We provide additional information about these investments in Note 4.

(2)			Amounts are included in the computation of net periodic benefit cost (see "Net Periodic Benefit Cost, 2011 - 2013" in Note 7).

NONCONTROLLING INTERESTS

Ownership interests that are held by owners other than Sempra Energy and SDG&E in subsidiaries or entities consolidated by them are accounted for and reported as noncontrolling interests. As a result, noncontrolling interests are reported as a separate component of equity on the Consolidated Balance Sheets. Earnings or loss attributable to the noncontrolling interests is separately identified on the Consolidated Statements of Operations, and net income or loss and comprehensive income or loss attributable to the noncontrolling interests is separately identified on the Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Equity.

Sale of Noncontrolling Interests

On March 21, 2013, Sempra Energy’s IEnova subsidiary priced a private offering in the U.S. and outside of Mexico and a concurrent initial public offering in Mexico of new shares of Class II, Single Series common stock at $2.75 per share in U.S. dollars or 34.00 Mexican pesos. The initial purchasers in the private offering and the underwriters in the Mexican public offering were granted a 30-day option to purchase additional common shares at the initial offering price, less the underwriting discount, to cover overallotments. These options were exercised before the settlement date of the offerings, which was March 27, 2013. After the initial offerings and the exercise of the overallotment options, the aggregate shares of common stock sold in the offerings totaled 218,110,500, representing approximately 18.9 percent of IEnova’s outstanding ownership interest.

The net proceeds of the offerings, including the additional option shares, were approximately $574 million in U.S. dollars or 7.1 billion Mexican pesos. IEnova is using the net proceeds of the offerings primarily for general corporate purposes, and for the funding of its current investments and ongoing expansion plans. All U.S. dollar equivalents presented here were based on an exchange rate of 12.3841 Mexican pesos to 1.00 U.S. dollar as of March 21, 2013, the pricing date for the offerings. Net proceeds are after reduction for underwriting discounts and commissions and offering expenses. Following completion of the initial offerings and overallotment options, we beneficially owned 81.1 percent of IEnova and its subsidiaries. Consistent with applicable accounting guidance, changes in noncontrolling interests that do not result in a change of control are accounted for as equity transactions. When there are changes in noncontrolling interests of a subsidiary that do not result in a change of control, any difference between carrying value and fair value related to the change in ownership is recorded as an adjustment to shareholders’ equity. As a result of the offerings and overallotment options, we recorded an increase in Sempra Energy’s shareholders’ equity of $135 million in the second quarter of 2013 for the sale of IEnova shares to noncontrolling interests.

IEnova is a separate legal entity, formerly known as Sempra México, S.A. de C.V., comprised primarily of Sempra Energy’s operations in Mexico. IEnova is included within our Sempra Mexico reportable segment, but is not the same in its entirety as the reportable segment. In addition to the IEnova operating companies, the Sempra Mexico segment includes, among other things, certain holding companies and risk management activity. Also, IEnova’s financial results are reported in Mexico under International Financial Reporting Standards (IFRS), as required by the Mexican Stock Exchange (La Bolsa Mexicana de Valores, S.A.B. de C.V., BMV) where the shares are traded under the symbol IENOVA.

The private offering was exempt from registration under the U.S. Securities Act of 1933, as amended (the Securities Act), and shares in the private offering were offered and sold only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside of the United States, in accordance with Regulation S under the Securities Act. The shares were not registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable securities laws.

Preferred Stock

The preferred stock at SoCalGas is presented at Sempra Energy as a noncontrolling interest at December 31, 2013 and 2012.  The preferred stock of SDG&E at December 31, 2012 was contingently redeemable preferred stock and was fully redeemed in October 2013, as we discuss in Note 11.  At Sempra Energy, the preferred stock dividends of SDG&E and SoCalGas are charges against income related to noncontrolling interests.  We provide additional information concerning preferred stock in Note 11.

At December 31, 2013 and 2012, we reported the following noncontrolling ownership interests held by others (not including preferred shareholders) recorded in Other Noncontrolling Interests in Total Equity on Sempra Energy’s Consolidated Balance Sheets:

OTHER NONCONTROLLING INTERESTS
(Dollars in millions)
		December 31,
	Percent Ownership Held by Others	2013	2012
SDG&E:
Otay Mesa VIE	100%	$91	$76
Sempra South American Utilities:
Chilquinta Energía subsidiaries(1)	24.4 - 43.4	27	29
Luz del Sur	20.2	222	236
Tecsur	9.8	3	4
Sempra Mexico:
IEnova, S.A.B. de C.V.	18.9	442	―
Sempra Natural Gas:
Bay Gas Storage Company, Ltd.	9.1	22	20
Liberty Gas Storage, LLC	25.0	14	15
Southern Gas Transmission Company	49.0	1	1
Total Sempra Energy		$822	$381
(1)	Chilquinta Energía has four subsidiaries with noncontrolling interests held by others. Percentage range reflects the highest and lowest ownership percentages among these subsidiaries.

REVENUES

Utilities

Our California Utilities generate revenues primarily from deliveries to their customers of electricity by SDG&E and natural gas by both SoCalGas and SDG&E and from related services. They record these revenues following the accrual method and recognize them upon delivery and performance. They also record revenue from CPUC-approved incentive awards, some of which require approval by the CPUC prior to being recognized. We provide additional discussion on utility incentive mechanisms in Note 14.

Under an operating agreement with the California Department of Water Resources (DWR) that expired at the end of 2013, SDG&E has acted as a limited agent on behalf of the DWR in the administration of energy contracts, including natural gas procurement functions under the DWR contracts allocated to SDG&E’s customers. The legal and financial responsibilities associated with these activities resided with the DWR. Accordingly, the commodity costs associated with long-term contracts allocated to SDG&E from the DWR (and the revenues to recover those costs) are not included in SDG&E’s or Sempra Energy’s Consolidated Statements of Operations. We provide discussion on electric industry regulation related to the DWR in Note 14.

On a monthly basis, SoCalGas accrues natural gas storage contract revenues, which consist of storage reservation and variable charges based on negotiated agreements with terms of up to 15 years.

Our natural gas utilities outside of California (Mobile Gas, Willmut Gas and Ecogas) apply U.S. GAAP for regulated utilities consistent with the California Utilities.

Our utilities in South America, which were consolidated as part of our Sempra South American Utilities segment beginning April 6, 2011 as we discuss in Note 3, are Chilquinta Energía S.A. (Chilquinta Energía) and Luz del Sur S.A.A. (Luz del Sur), and their subsidiaries. Chilquinta Energía is an electric distribution utility serving customers in the cities of Valparaiso and Viña del Mar in central Chile. Luz del Sur is an electric distribution utility in the southern zone of metropolitan Lima, Peru. The companies serve primarily regulated customers, and their revenues are based on tariffs that are set by the National Energy Commission (Comisión Nacional de Energía, or CNE) in Chile and the Energy and Mining Investment Supervisory Body (Organismo Supervisor de la Inversión en Energía y Minería, or OSINERGMIN) of the National Electricity Office under the Ministry of Energy and Mines in Peru.

The tariffs charged are based on an efficient model distribution company defined by Chilean law in the case of Chilquinta Energía, and OSINERGMIN in the case of Luz del Sur. The tariffs include operation and maintenance costs, an internal rate of return on the new replacement value (Valor Nuevo de Reemplazo, or VNR) of depreciable assets, charges for the use of transmission systems, and a component for the value added by the distributor. Tariffs are designed to provide for a pass-through to customers of the main noncontrollable cost items (mainly power purchases and transmission charges), recovery of reasonable operating and administrative costs, incentives to reduce costs and make needed capital investments and a regulated rate of return on the distributor’s regulated asset base. Because the tariffs are based on a model and are intended to cover the costs of the model company, but are not based on the costs of the specific utility and may not result in full cost recovery, they do not meet the requirement necessary for treatment under applicable U.S. GAAP for regulatory accounting.

For Chilquinta Energía, rates for four-year periods related to distribution and sub-transmission are reviewed separately on an alternating basis every two years. In late 2011, Chilquinta Energía initiated the process to establish its distribution rates for the period from November 2012 to October 2016. This process was completed in November 2012, with rates published in April 2013, and tariff adjustments going into effect retroactively from November 2012.

In April 2013, the CNE completed the process to establish Chilquinta Energía’s sub-transmission rates for the period January 2011 to December 2014. The CNE has not yet published the sub-transmission rates for this period, although we expect publication in the first half of 2014. Once the rates are published, the tariff adjustments will go into effect retroactively from January 2011.

The next reviews are scheduled to be completed, with tariff adjustments also going into effect, in January 2015 for sub-transmission, and again for distribution in November 2016.

The components of tariffs above for Luz del Sur are reviewed and adjusted every four years. The final distribution rate-setting resolution for the 2013-2017 period was published in October 2013 and went into effect on November 1, 2013.

The table below shows the total utilities revenues in Sempra Energy’s Consolidated Statements of Operations for each of the last three years. The revenues include amounts for services rendered but unbilled (approximately one-half month’s deliveries) at the end of each year.

TOTAL UTILITIES REVENUES AT SEMPRA ENERGY CONSOLIDATED(1)
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Electric revenues	$4,911	$4,568	$3,833
Natural gas revenues	4,398	3,873	4,489
Total	$9,309	$8,441	$8,322
(1) Excludes intercompany revenues.

As we discuss in Note 14, the natural gas supply for SDG&E’s and SoCalGas’ core natural gas customers is purchased by SoCalGas as a combined procurement portfolio managed by SoCalGas. Core customers are primarily residential and small commercial and industrial customers. This core gas procurement function is considered a shared service, therefore amounts related to SDG&E are not included in SoCalGas’ Consolidated Statements of Operations.

We provide additional information concerning utility revenue recognition in “Regulatory Matters” above.

Energy-Related Businesses

Sempra South American Utilities

Sempra South American Utilities generates revenues from providing electric construction services, and recognizes these revenues when services are provided in accordance with contractual agreements.

Sempra Mexico

Sempra Mexico’s Termoeléctrica de Mexicali generates revenues from selling electricity and/or capacity to the California ISO and to governmental, public utility and wholesale power marketing entities. Sempra Mexico recognizes these revenues as the electricity is delivered and capacity is provided. Sempra Mexico’s pipeline operations recognize revenues from the sale and transportation of natural gas as deliveries are made and from fixed capacity payments. Sempra Mexico also recognizes revenues from (1) the sale of LNG and natural gas as deliveries are made to counterparties and (2) from reservation and usage fees under terminal capacity agreements, nitrogen injection service agreements and tug service agreements. It reports revenue net of value added taxes in Mexico. Sempra Mexico’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

Sempra Renewables

For consolidated entities, Sempra Renewables generates revenues from the sale of solar power pursuant to power purchase agreements, and recognizes these revenues when the power is delivered.

Sempra Natural Gas

Sempra Natural Gas generates revenues from selling electricity and/or capacity from its Mesquite Power facility to the California ISO and to governmental, public utility and wholesale power marketing entities. Sempra Natural Gas recognizes these revenues as the electricity is delivered and capacity is provided. In 2011, Sempra Natural Gas’ electricity sales to the DWR accounted for a significant portion of its revenues. This contract ended September 30, 2011. Related to its LNG terminal and marketing operations, Sempra Natural Gas recognizes revenues from the sale of LNG and natural gas as deliveries are made to counterparties, as well as revenues from reservation and usage fees. Sempra Natural Gas also records revenues from contractual counterparty obligations for non-delivery of cargoes. Sempra Natural Gas recognizes revenue on natural gas storage and transportation operations when services are provided in accordance with contractual agreements for the storage and transportation services. Sempra Natural Gas revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for power and natural gas.

OTHER COST OF SALES

Other Cost of Sales primarily includes

▪	pipeline capacity marketing costs, and pipeline transportation and natural gas marketing costs incurred at Sempra Natural Gas;

▪	electric construction services costs at Sempra South American Utilities; and

▪	energy management service fees at Sempra Mexico.

The costs at Sempra South American Utilities are related to the energy-services companies in South America that we discuss in Note 3.

OPERATION AND MAINTENANCE EXPENSES

Operation and Maintenance includes operating and maintenance costs, and general and administrative costs, which consist primarily of personnel costs, purchased materials and services, litigation expense and rent.

FOREIGN CURRENCY TRANSLATION

Our operations in South America and our natural gas distribution utility in Mexico use their local currency as their functional currency. The assets and liabilities of their foreign operations are translated into U.S. dollars at current exchange rates at the end of the reporting period, and revenues and expenses are translated at average exchange rates for the year. The resulting noncash translation adjustments do not enter into the calculation of earnings or retained earnings (unless the operation is being discontinued), but are reflected in Comprehensive Income and in Accumulated Other Comprehensive Income (Loss), a component of shareholders’ equity.

To reflect the fluctuations in the values of functional currencies of our South American investments, which were accounted for under the equity method prior to April 6, 2011, the following adjustments were made to the carrying value of these investments (dollars in millions):

		Upward (downward) adjustment to investments
Investment	Currency	2011(1)
Chilquinta Energía	Chilean Peso	$(10)
Luz del Sur	Peruvian Nuevo Sol	―
(1)
As discussed in Note 3, the cumulative foreign currency translation adjustment balances totaling $54 million in Accumulated Other Comprehensive Income (Loss) as of April 6, 2011 were reclassified to net income as a result of the gain on the remeasurement of our equity method investments in Chilquinta Energía and Luz del Sur during the second quarter of 2011.

Smaller adjustments have been made to other operations where the U.S. dollar is not the functional currency. We provide additional information concerning these investments in Note 4.

Currency transaction gains and losses in a currency other than the entity’s functional currency are included in the calculation of Other Income, Net, at Sempra Energy as follows:

	Years ended December 31,
(Dollars in millions)	2013	2012	2011
Currency transaction gain (loss)	$(3)	$9	$11

Cash flows of the consolidated foreign subsidiaries are translated into U.S. dollars using average exchange rates for the period. We report the effect of exchange rate changes on cash balances held in foreign currencies in “Effect of Exchange Rate Changes on Cash and Cash Equivalents” on our Consolidated Statements of Cash Flows.

TRANSACTIONS WITH AFFILIATES

Loans to and Receivables from Unconsolidated Affiliates – Sempra Energy Consolidated

Sempra South American Utilities has a U.S. dollar-denominated loan to Eletrans S.A., an affiliate of Chilquinta Energía that we discuss in Note 4. At December 31, 2013, the loan has a $14 million principal balance outstanding plus a negligible amount of accumulated interest at a fixed interest rate of 4 percent.

At December 31, 2013, Sempra Energy had $4 million in accounts receivable from various Sempra Renewables joint venture investments.

Service Agreements

Sempra Energy, SDG&E and SoCalGas provide certain services to each other and are charged an allocable share of the cost of such services. Amounts due to/from affiliates are as follows:

AMOUNTS DUE TO AND FROM AFFILIATES AT SDG&E AND SOCALGAS
(Dollars in millions)
	December 31,
	2013		2012
SDG&E
Current:
Due from SoCalGas	$	―	$37
Due from various affiliates		1	2
		$1	$39

Due to Sempra Energy		$25	$19
Due to various affiliates		14	―
		$39	$19

Income taxes due from Sempra Energy(1)		$70	$12

SoCalGas
Current:
Due from Sempra Energy	$	―	$24
Due from various affiliates		21	―
		$21	$24

Due to SDG&E	$	―	$37
Due to Sempra Energy		16	―
		$16	$37

Income taxes due from Sempra Energy(1)		$18	$99
(1)
SDG&E and SoCalGas are included in the consolidated income tax return of Sempra Energy and are allocated income tax expense from Sempra Energy in an amount equal to that which would result from the companies’ having always filed a separate return.

Revenues from unconsolidated affiliates at SDG&E and SoCalGas are as follows:

REVENUES FROM UNCONSOLIDATED AFFILIATES AT SDG&E AND SOCALGAS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
SDG&E	$12	$9	$7
SoCalGas	70	46	53

Transactions with Rockies Express Pipelines LLC

Sempra Rockies Marketing, a subsidiary of Sempra Natural Gas, has an agreement with Rockies Express Pipelines LLC (Rockies Express) for capacity on the Rockies Express Pipeline (REX) through November 2019. Sempra Rockies Marketing recorded cost of sales of $78 million in each of 2013, 2012 and 2011 related to this agreement. We discuss this agreement further in Note 15.

Transactions with RBS Sempra Commodities

In 2008, our commodities-marketing businesses, previously wholly owned subsidiaries of Sempra Energy, were sold into RBS Sempra Commodities LLP (RBS Sempra Commodities), a partnership jointly owned by Sempra Energy and The Royal Bank of Scotland (RBS). Several of our segments have engaged in transactions with RBS Sempra Commodities. As a result of the divestiture of substantially all of RBS Sempra Commodities’ businesses, as we discuss in Note 4, transactions between our segments and RBS Sempra Commodities were assigned over time to the buyers of the joint venture businesses. The assignments of the related contracts were substantially completed by May 1, 2011.  Amounts in our Consolidated Financial Statements related to these transactions for the year ended December 31, 2011 are as follows:

AMOUNTS RECORDED FOR TRANSACTIONS WITH RBS SEMPRA COMMODITIES(1)
(Dollars in millions)
		Cost of
	Revenues	Natural Gas
Sempra Mexico	$37	$74
Sempra Natural Gas	7	3
(1)
With the exception of Sempra Mexico, whose contract with RBS Sempra Commodities expired in July 2011, amounts only include activities prior to May 1, 2011, the date by which substantially all the contracts with RBS Sempra Commodities were assigned to buyers of the joint venture businesses.

RESTRICTED NET ASSETS

Sempra Energy Consolidated

As we discuss below, the California Utilities have restrictions on the amount of funds that can be transferred to Sempra Energy by dividend, advance or loan as a result of conditions imposed by various regulators. Additionally, certain other Sempra Energy subsidiaries are subject to various financial and other covenants and other restrictions contained in debt and credit agreements (described in Note 5) and in other agreements that limit the amount of funds that can be transferred to Sempra Energy. At December 31, 2013, Sempra Energy was in compliance with all covenants related to its debt agreements.

At December 31, 2013, the amount of restricted net assets of wholly owned subsidiaries of Sempra Energy, including the California Utilities discussed below, that may not be distributed to Sempra Energy in the form of a loan or dividend is $6.2 billion. Although the restrictions cap the amount of funding that the various operating subsidiaries can provide to Sempra Energy, we do not believe these restrictions will have a significant impact on our ability to access cash to pay dividends.

As we discuss in Note 4, $129 million of Sempra Energy’s consolidated retained earnings balance represents undistributed earnings of equity method investments at December 31, 2013.

California Utilities

The CPUC’s regulation of the California Utilities’ capital structures limits the amounts available for dividends and loans to Sempra Energy. At December 31, 2013, Sempra Energy could have received combined loans and dividends of approximately $425 million from SDG&E and approximately $1.0 billion from SoCalGas.

The payment and amount of future dividends for SDG&E and SoCalGas are at the discretion of their board of directors.  The following restrictions limit the amount of retained earnings that may be paid as common dividends or loaned to Sempra Energy from either utility:

▪
The CPUC requires that SDG&E’s and SoCalGas’ common equity ratios be no lower than one percentage point below the CPUC-authorized percentage of each entity’s authorized capital structure. The authorized percentage at December 31, 2013 is 52 percent at both SDG&E and SoCalGas.

▪	The FERC requires SDG&E to maintain a common equity ratio of 30 percent or above.

▪
The California Utilities have a combined revolving credit line that requires each utility to maintain a ratio of consolidated indebtedness to consolidated capitalization (as defined in the agreement) of no more than 65 percent, as we discuss in Note 5.

Based upon these restrictions, at December 31, 2013, SDG&E’s restricted net assets were $4.2 billion and SoCalGas’ restricted net assets were $1.5 billion, which could not be transferred to Sempra Energy.

Sempra International

Significant restrictions of Sempra International subsidiaries include

▪
Peru and Mexico require domestic corporations to maintain minimum legal reserves as a percentage of capital stock, resulting in restricted net assets of $35 million at Luz del Sur and $79 million at Sempra Energy’s consolidated Mexican subsidiaries at December 31, 2013.

Sempra U.S. Gas & Power

Significant restrictions of Sempra U.S. Gas & Power subsidiaries include

▪
Wholly owned Copper Mountain Solar 1 has a long-term debt agreement that requires the establishment and funding of project accounts to which the proceeds of loans, project revenues and other amounts are deposited and applied in accordance with the debt agreement. This long-term debt agreement also limits Copper Mountain Solar 1’s ability to incur liens, incur additional indebtedness, make acquisitions and undertake certain actions, while also requiring maintenance of certain debt ratios. Under these restrictions, net assets totaling $11 million are restricted at December 31, 2013.

▪
50-percent owned and unconsolidated joint ventures at Sempra Renewables have debt agreements which require each joint venture to maintain reserve accounts in order to pay the projects’ debt service and operation and maintenance requirements. We discuss Sempra Energy guarantees associated with these requirements in Note 5. As a result of these requirements, there were total restricted assets at December 31, 2013 at our joint ventures of approximately:

□	$34 million at Cedar Creek 2 Wind Farm (Cedar Creek 2)

□	$14 million at Copper Mountain Solar 2

□	$47 million at Flat Ridge 2 Wind Farm (Flat Ridge 2)

□	$37 million at Fowler Ridge 2 Wind Farm (Fowler Ridge 2)

□	$19 million at Mehoopany Wind Farm (Mehoopany Wind)

□	$48 million at Mesquite Solar 1.

▪
Wholly owned Mobile Gas has long-term debt instruments containing restrictions relating to the payment of dividends and other distributions with respect to capital stock.  Under these restrictions, net assets of approximately $116 million are restricted at December 31, 2013.

▪
91-percent owned Bay Gas has long-term debt instruments containing restrictions relating to the payment of dividends and other distributions if Bay Gas does not maintain a specified debt service coverage ratio.  Bay Gas had no restricted net assets at December 31, 2013.

OTHER INCOME, NET

Other Income, Net on the Consolidated Statements of Operations consists of the following:

OTHER INCOME, NET
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated:
Allowance for equity funds used during construction	$75	$96	$99
Investment gains(1)	39	41	22
Gains (losses) on interest rate and foreign exchange instruments, net(2)	17	10	(14)
Regulatory interest, net(3)	5	1	2
Sundry, net	4	24	21
Total	$140	$172	$130
SDG&E:
Allowance for equity funds used during construction	$39	$71	$80
Regulatory interest, net(3)	4	2	2
Losses on interest rate instruments(4)	―	―	(1)
Sundry, net	(3)	(4)	(2)
Total	$40	$69	$79
SoCalGas:
Allowance for equity funds used during construction	$17	$25	$19
Regulatory interest, net(3)	1	(1)	―
Sundry, net	(7)	(7)	(6)
Total	$11	$17	$13
(1)
Represents investment gains on dedicated assets in support of our executive retirement and deferred compensation plans. These amounts are partially offset by corresponding changes in compensation expense related to the plans.

(2)	Sempra Energy Consolidated includes Otay Mesa VIE and additional instruments.
(3)	Interest on regulatory balancing accounts.
(4) Related to Otay Mesa VIE.

NOTE 2. NEW ACCOUNTING STANDARDS

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, cash flows or disclosures.

SEMPRA ENERGY, SDG&E AND SOCALGAS

Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11) and ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01): In order to allow for balance sheet comparison between U.S. GAAP and IFRS, ASU 2011-11 requires enhanced disclosures related to financial assets and liabilities eligible for offsetting in the statement of financial position.  An entity must disclose both gross and net information about financial instruments and transactions subject to a master netting arrangement and eligible for offset, including cash collateral received and posted.

ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions.

We adopted ASU 2011-11 and ASU 2013-01 on January 1, 2013 as required, and it did not affect our financial condition, results of operations or cash flows.

ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02): ASU 2013-02 requires an entity to present, either on the face of the statement of operations or in the notes to financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

We adopted ASU 2013-02 on January 1, 2013 as required and it did not affect our financial condition, results of operations or cash flows.

ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (ASU 2013-11): ASU 2013-11 provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purposes, an entity is required to present the unrecognized tax benefit in the financial statements as a liability instead of combined with deferred tax assets.

We will adopt ASU 2013-11 on January 1, 2014 as required and do not expect it to significantly affect our financial condition, results of operations or cash flows.

NOTE 3. ACQUISITION AND DIVESTITURE ACTIVITY

We consolidate assets and liabilities acquired as of the purchase date and include earnings from acquisitions in consolidated earnings after the purchase date.

SEMPRA SOUTH AMERICAN UTILITIES

Chilquinta Energía and Luz del Sur

On April 6, 2011, Sempra South American Utilities acquired from AEI its interests in Chilquinta Energía in Chile and Luz del Sur in Peru, and their subsidiaries. Prior to the acquisition, Sempra South American Utilities and AEI each owned 50 percent of Chilquinta Energía and approximately 38 percent of Luz del Sur. Upon completion of the acquisition, Sempra South American Utilities owned 100 percent of Chilquinta Energía and approximately 76 percent of Luz del Sur, with the remaining shares of Luz del Sur held by institutional investors and the general public. As part of the transaction, Sempra South American Utilities also acquired AEI’s interests in two energy-services companies, Tecnored S.A. and Tecsur S.A. The adjusted purchase price of $888 million resulted from valuing the net assets in Chile, Peru and other holding companies at $495 million, $385 million and $8 million, respectively. We paid $611 million in cash ($888 million less $245 million of cash acquired and $32 million of consideration withheld for a liability related to the purchase).

As part of our acquisition of AEI’s interest in Luz del Sur, we were required to launch a tender offer to the minority shareholders of Luz del Sur to purchase their shares (up to a maximum 14.73 percent interest in Luz del Sur). In September 2011, we purchased 18,918,954 additional Luz del Sur shares for $43 million in settlement of the mandatory public tender offer, bringing Sempra South American Utilities’ ownership to 79.82 percent.

Chilquinta Energía owned 85 percent of Luzlinares S.A. (Luzlinares) through October 31, 2012.  On November 26, 2012, Chilquinta Energía purchased the remaining 15-percent ownership interest in Luzlinares for $7 million in cash.

We allocated the original purchase price for Chilquinta Energía and Luz del Sur on a preliminary basis in the second quarter of 2011. In the third and fourth quarters of 2011, we adjusted the preliminary allocation for additional assets and liabilities identified, including an $11 million premium related to long-term debt at Chilquinta Energía. The retrospective application of these adjustments to prior quarters was de minimus. There were no further adjustments through April 2012, the end of the measurement period. The following table summarizes the consideration paid in the acquisition and the recognized amounts of the assets acquired and liabilities assumed, as well as the fair value at the acquisition date of the noncontrolling interests:

PURCHASE PRICE ALLOCATION
(Dollars in millions)
	At April 6, 2011
				Other
	Chilean	Peruvian		holding
	entities	entities		companies	Total
Fair value of businesses acquired:
Cash consideration (fair value of total
consideration)	$495	$385		$8	$888
Fair value of equity method
investments immediately prior to
the acquisition	495	385		2	882
Fair value of noncontrolling interests	37	242		―	279
Total fair value of businesses acquired	1,027	1,012		10	2,049

Recognized amounts of identifiable assets
acquired and liabilities assumed:
Cash	219	22		4	245
Property, plant and equipment	555	931		―	1,486
Long-term debt	(305)	(179)		―	(484)
Other net assets (liabilities) acquired	44	(223)		6	(173)
Total identifiable net assets	513	551		10	1,074
Goodwill	$514	$461	$	―	$975

Our results for the year ended December 31, 2011 include a $277 million gain (both pretax and after-tax) related to the remeasurement of equity method investments, included as Remeasurement of Equity Method Investments on our Consolidated Statement of Operations. We calculated the gain as the difference between the acquisition-date fair value ($882 million) and the book value ($605 million) of our equity interests in Chilquinta Energía and Luz del Sur immediately prior to the acquisition date. This book value of our equity interests included currency translation adjustment balances in Accumulated Other Comprehensive Income (Loss). The valuation techniques we used to allocate the purchase price to the businesses included discounted cash flow analysis and the market multiple approach (enterprise value to earnings before interest, taxes, depreciation and amortization (EBITDA)). Our assumptions for these measures included estimated future cash flows, appropriate discount rates, market trading multiples and market transaction multiples. Discount rates used reflected consideration of risk free rates, as well as country and company risk. Methodologies used to determine fair values of material assets as of the date of the acquisition included

▪	the replacement cost approach for property, plant and equipment; and

▪
goodwill associated primarily with the value of residual future cash flows that we believe these businesses will generate, to be tested annually for impairment.  For income tax purposes, none of the goodwill recorded is deductible in Chile, Peru or the United States.

For substantially all other assets and liabilities, our analysis of fair value factors indicated that book value approximated fair value. We valued noncontrolling interests based on the fair value of tangible assets and an allocation of goodwill based on relative enterprise value.

Our Consolidated Statement of Operations includes 100 percent of the acquired companies’ revenues, net income and earnings from the date of acquisition, including $1.1 billion, $160 million and $135 million, respectively, from the date of acquisition for the year ended December 31, 2011. These amounts do not include the remeasurement gain.

Following are pro forma revenues and earnings for Sempra Energy had the acquisition occurred on January 1, 2010, which primarily reflect the incremental increase to revenues and earnings from our increased ownership and consolidation of the entities acquired. Although some short-term debt borrowings may have resulted from the actual acquisition in 2011, we have not assumed any additional interest expense in the pro forma impact on earnings below, as the amounts would be immaterial due to the low interest rates available to us on commercial paper. The pro forma amounts do not include the impact of the increased ownership in Luz del Sur resulting from the tender offer completed in September 2011 discussed above.

Year ended
(Dollars in millions)	December 31, 2011
Revenues	$10,379
Earnings(1)	1,079
(1)	Excludes the $277 million gain related to the remeasurement of equity method investments.

The companies use their local currency, the Chilean Peso or the Peruvian Nuevo Sol, as their functional currency, and we account for them as discussed above in Note 1 under “Foreign Currency Translation.”

We provide additional information about Sempra South American Utilities’ investments in Chilquinta Energía and Luz del Sur in Note 4.

SEMPRA RENEWABLES

In July 2013, Sempra Renewables formed a joint venture with Consolidated Edison Development (ConEdison Development), a nonrelated party, by selling a 50-percent interest in its 150-MW Copper Mountain Solar 2 solar power facility for $72 million in cash. Sempra Renewables recognized a pretax gain on the sale of $4 million ($2 million after-tax), included in Gain on Sale of Assets on our Consolidated Statement of Operations. Our remaining 50-percent interest in Copper Mountain Solar 2 is now accounted for under the equity method.

In September 2013, Sempra Renewables formed another joint venture with ConEdison Development by selling a 50-percent interest in its 150-MW Mesquite Solar 1 solar power facility for $103 million in cash. Sempra Renewables recognized a pretax gain on the sale of $36 million ($22 million after-tax), included in Gain on Sale of Assets on our Consolidated Statement of Operations. Our remaining 50-percent interest in Mesquite Solar 1 is now accounted for under the equity method.

Our equity method investments in Copper Mountain Solar 2 and Mesquite Solar 1 were measured at their historical cost and, therefore, no portion of the gains was attributable to a remeasurement of the retained investments to fair value. The following table summarizes the deconsolidation:

(Dollars in millions)	Copper Mountain Solar 2	Mesquite Solar 1
Proceeds from sale, net of transaction costs(1)	$69	$100
Property, plant and equipment, net	(266)	(461)
Other assets	(30)	(72)
Long-term debt, including current portion	146	297
Other liabilities	19	31
Gain on sale of assets	(4)	(36)
Equity method investments upon deconsolidation	$(66)	$(141)
(1)	Transaction costs were $3 million at each of Copper Mountain Solar 2 and Mesquite Solar 1.

In September 2013, Sempra Renewables acquired the rights to develop the 75-MW Broken Bow 2 Wind project in Custer County, Nebraska. Sempra Renewables will develop the project, which is expected to be operational in late 2014.

SEMPRA NATURAL GAS

Mesquite Power Sale

In February 2013, Sempra Natural Gas sold one 625-MW block of its 1,250-MW Mesquite Power natural gas-fired power plant in Arizona, including a portion related to common plant, for approximately $371 million in cash to the Salt River Project Agricultural Improvement and Power District (SRP). The asset was classified as held for sale at December 31, 2012 and we recognized a pretax gain on sale of $74 million ($44 million after-tax) in 2013, included in Gain on Sale of Assets on our Consolidated Statement of Operations. In connection with the sale, we entered into a 20-year operations and maintenance agreement with SRP on February 28, 2013, whereby SRP assumed plant operations and maintenance of the facility, including our remaining 625-MW block. We provide additional information concerning the operations and maintenance agreement in Note 15 under “Other Commitments – Sempra Natural Gas” and additional information regarding our plan to sell the remaining block of the plant in Note 18.

Willmut Gas Company

In May 2012, Sempra Natural Gas acquired 100 percent of the outstanding common stock of Willmut Gas, a regulated natural gas distribution utility serving approximately 19,000 customers in Hattiesburg, Mississippi.  Willmut Gas was purchased for $19 million in cash and the assumption of $10 million of liabilities. Included in the acquisition was $17 million in net property, plant and equipment.  As a result of the acquisition, we recorded $10 million of goodwill.

The results of operations for Willmut Gas are included in our Consolidated Statement of Operations from the date of acquisition, including revenues of $10 million and negligible earnings for the year ended December 31, 2012. Pro forma impacts on revenues and earnings for Sempra Energy had the acquisition occurred on January 1, 2011 were additional revenues of $7 million and negligible earnings in 2012 and additional revenues of $21 million and negligible earnings for 2011.

NOTE 4. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We generally account for investments under the equity method when we have an ownership interest of 20 percent to 50 percent. In these cases, our pro rata shares of the entities’ net assets are included in Investments on the Consolidated Balance Sheets. These investments are adjusted for our share of each investee’s earnings or losses, dividends, and other comprehensive income or loss.

The carrying value of unconsolidated entities is evaluated for impairment under the U.S. GAAP provisions for equity method investments.

We summarize our investment balances and earnings below:

EQUITY METHOD AND OTHER INVESTMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,
	2013	2012
Sempra South American Utilities:
Eletrans(1)	$(3)	$	―
Sempra Mexico:
Gasoductos de Chihuahua	379		340
Sempra Renewables:
Auwahi Wind Farm	53		72
Cedar Creek 2 Wind Farm	92		93
Copper Mountain Solar 2	67		―
Flat Ridge 2 Wind Farm	292		291
Fowler Ridge 2 Wind Farm	51		47
Mehoopany Wind Farm	85		89
Mesquite Solar 1	67		―
Sempra Natural Gas:
Rockies Express Pipeline LLC	329		361
Parent and other:
RBS Sempra Commodities LLP	73		126
Other	―		8
Total equity method investments	1,485		1,427
Other(2)	90		89
Total	$1,575		$1,516
(1)	Includes losses on forward exchange contracts as we discuss below.
(2)
Other includes Sempra South American Utilities' $10 million and $11 million in real estate investments at December 31, 2013 and 2012, respectively, and Sempra Natural Gas' $77 million and $74 million investment in industrial development bonds at Mississippi Hub at December 31, 2013 and 2012, respectively.

EQUITY METHOD INVESTMENTS ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2013	2012		2011
Earnings (losses) recorded before income tax:
Sempra Renewables:
Auwahi Wind Farm	$4	$	―	$	―
Cedar Creek 2 Wind Farm	(4)		(4)		(2)
Flat Ridge 2 Wind Farm	(8)		1		―
Fowler Ridge 2 Wind Farm	(3)		(3)		(4)
Mehoopany Wind Farm	(2)		―		―
Mesquite Solar 1	1		―		―
Sempra Natural Gas:
Rockies Express Pipeline LLC:
Impairment	―		(400)		―
Income tax make-whole payment received	―		41		―
Other equity earnings	47		47		43
Parent and other:
RBS Sempra Commodities LLP:
Impairment	―		―		(16)
Other equity losses	(3)		―		(8)
Other	(1)		(1)		(4)
	$31		$(319)		$9

Earnings (losses) recorded net of income tax:
Sempra South American Utilities:
Sodigas Pampeana and Sodigas Sur	$(11)	$	―		$(1)
Chilquinta Energía(1)	―		―		12
Luz del Sur(1)	―		―		12
Eletrans	(4)		―		―
Sempra Mexico:
Gasoductos de Chihuahua	39		36		29
	$24		$36		$52
(1)	These investments were accounted for under the equity method until April 6, 2011, when they became consolidated entities upon our acquisition of additional ownership interests.

Our share of the undistributed earnings of equity method investments was $129 million and $107 million at December 31, 2013 and 2012, respectively. The December 31, 2013 and 2012 balances do not include remaining distributions of $73 million and $126 million, respectively, associated with our investment in RBS Sempra Commodities and expected to be received from the partnership as it is dissolved, as we discuss below.

Equity method goodwill of $65 million at both December 31, 2013 and 2012 related to our unconsolidated subsidiary located in Mexico is included in Investments on the Sempra Energy Consolidated Balance Sheets and its functional currency is U.S. dollars. We discuss our equity method investments below.

SEMPRA SOUTH AMERICAN UTILITIES

As discussed in Note 3, on April 6, 2011, Sempra South American Utilities acquired from AEI its interests in Chilquinta Energía in Chile and Luz del Sur in Peru, and their subsidiaries.  Prior to the acquisition, Sempra South American Utilities and AEI each owned 50 percent of Chilquinta Energía and approximately 38 percent of Luz del Sur.  We consolidated Chilquinta Energía and Luz del Sur effective April 6, 2011 and no longer record them as equity method investments.

Sempra South American Utilities previously owned 43 percent of two Argentine natural gas utility holding companies, Sodigas Pampeana and Sodigas Sur. In December 2006, we decided to sell our Argentine investments and actively pursued their sale since that time. In the first quarter of 2013, we recorded a noncash impairment charge of $10 million ($7 million after-tax) to reduce the carrying value of our investments to estimated fair value. The net charge is reported in Equity Earnings, Net of Income Tax on the Consolidated Statement of Operations for the year ended December 31, 2013. In June 2013, we completed the sale of our Argentine investments for $13 million in cash and recorded an additional $7 million loss ($4 million after-tax) on the sale, which is also included in Equity Earnings, Net of Income Tax.

As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent changes in the value of the peso, Sempra South American Utilities had reduced the carrying value of its investments by a cumulative total of $270 million prior to the sale. These noncash adjustments, based on fluctuations in the value of the Argentine peso, did not affect earnings, but were recorded in Comprehensive Income and Accumulated Other Comprehensive Income (Loss). As a result of the sale of our investments, this cumulative foreign currency translation adjustment was reclassified to Equity Earnings, Net of Income Tax, where it was substantially offset by the elimination of a $250 million accrued liability established in 2006.

In 2013, Chilquinta Energía entered into two 50-percent owned joint ventures, Eletrans S.A. and Eletrans II S.A. (collectively, Eletrans), with Sociedad Austral de Electricidad Sociedad Anónima (SAESA) to construct four transmission lines in Chile. In 2013, Eletrans entered into forward exchange contracts to manage the foreign currency exchange rate risk of the Chilean Unidad de Fomento (CLF) relative to the U.S. dollar, related to certain construction commitments that are denominated in CLF. The forward exchange contracts settle based on anticipated payments to vendors, generally monthly, ending in July 2018. We recorded $4 million of equity losses for 2013 related to these forward contracts in Equity Earnings, Net of Income Tax on the Consolidated Statement of Operations.

SEMPRA MEXICO

Sempra Mexico owns a 50-percent interest in Gasoductos de Chihuahua, a joint venture with Petróleos Mexicanos (or PEMEX, the Mexican state-owned oil company). The joint venture operates several natural gas pipelines and propane systems in Mexico and is constructing a 70-mile natural gas pipeline, the Los Ramones I project, from the northern portion of the state of Tamaulipas bordering the U.S. to Los Ramones in the Mexican state of Nuevo León. Sempra Mexico acquired its investment in Gasoductos de Chihuahua as part of the purchase of Mexican pipeline and natural gas infrastructure assets in 2010.

SEMPRA RENEWABLES

Sempra Renewables accounts for its investments in all of the following projects using the equity method.

During 2013, Sempra Renewables formed joint ventures with ConEdison Development, a nonrelated party, by selling 50-percent interests in both its Copper Mountain Solar 2 and Mesquite Solar 1 facilities. In 2013, Sempra Renewables received a $28 million return of capital from Mesquite Solar 1. We discuss these joint ventures further in Notes 3 and 5.

During 2013, 2012 and 2011, Sempra Renewables invested $4 million, $291 million and $146 million, respectively, in a joint venture with BP Wind Energy, a wholly owned subsidiary of BP p.l.c., to develop the 470-MW Flat Ridge 2 Wind Farm project near Wichita, Kansas, which became operational in December 2012. In December 2012, Sempra Renewables received a $148 million return of investment from Flat Ridge 2 as a result of the joint venture entering into a loan to finance the project.

During 2013, 2012 and 2011, Sempra Renewables invested $1 million, $20 million and $88 million, respectively, in a joint venture with BP Wind Energy to develop the 141-MW Mehoopany Wind Farm project near Wyoming County, Pennsylvania, which became operational in December 2012. In 2013 and 2012, Sempra Renewables received a $13 million and $17 million return of capital, respectively, from loan proceeds from financing at Mehoopany Wind.

During 2013, 2012 and 2011, Sempra Renewables invested $1 million, $62 million and $11 million, respectively, in a joint venture with BP Wind Energy to develop the 21-MW Auwahi Wind Farm in the southeastern region of Maui, a project that was previously wholly owned by Sempra Renewables. The project became operational in December 2012. In 2013, Sempra Renewables received a $19 million return of capital from Auwahi Wind, $15 million of which relates to U.S. Treasury grant proceeds received at the joint venture.

Additionally, in 2013 Sempra Renewables received a $6 million return of capital from Cedar Creek 2 Wind Farm.

We discuss guarantees related to Flat Ridge 2 and Mehoopany Wind in Note 5.

SEMPRA NATURAL GAS

Sempra Natural Gas owns a 25-percent interest in Rockies Express, a partnership that operates a natural gas pipeline, REX, that links the Rocky Mountain region to the upper Midwest and the eastern United States. In November 2012, Kinder Morgan Energy Partners L.P. (KMP) sold its 50-percent interest in Rockies Express, as part of a larger asset group, to Tallgrass Energy Partners, L.P. (Tallgrass). Phillips 66 owns the remaining 25-percent interest. Our total investment in Rockies Express is accounted for as an equity method investment.

The general partner of KMP is Kinder Morgan, Inc. (KMI). As a condition of KMI receiving antitrust approval from the Federal Trade Commission (FTC) for its acquisition of El Paso Corporation, KMI agreed to divest certain assets in its natural gas pipeline group.  Included in the asset group, as noted above, was KMP’s interest in Rockies Express. KMP recorded remeasurement losses during 2012 associated with these operations (classified as discontinued operations by KMP). In 2012, we recorded impairments of our partnership investment in Rockies Express of $300 million ($179 million after-tax) and $100 million ($60 million after-tax) in the second and third quarters, respectively, which are included in Equity Earnings (Losses), Before Income Tax on the Consolidated Statement of Operations. Our remaining carrying value in Rockies Express at December 31, 2013 is $329 million. We recorded the write-downs in 2012 as a result of our estimate of fair value for our investment at the reporting date and our conclusion that the impairments were other-than-temporary, as required by U.S. GAAP. We discuss the fair value measurement of our investment in Rockies Express in Note 10.

For income tax purposes, upon KMP’s sale of its 50-percent interest in Rockies Express, the partnership was considered terminated under federal tax law and a new partnership immediately formed which triggered a restart of depreciation method on the partnership’s remaining tax basis of its tangible assets. As required by the LLC agreement, KMP made a cash make-whole payment to Sempra Natural Gas of $41 million in November 2012, which was recorded as equity income from Rockies Express.

RBS SEMPRA COMMODITIES

RBS Sempra Commodities is a United Kingdom limited liability partnership formed by Sempra Energy and RBS in 2008 to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy. We and RBS sold substantially all of the partnership’s businesses and assets in four separate transactions completed in July, November, and December of 2010 and February of 2011. We account for our investment in RBS Sempra Commodities under the equity method, and report our share of partnership earnings and other associated costs in Parent and Other.

We recorded $3 million in pretax equity losses and no equity earnings or losses for the years ended December 31, 2013 and 2012, respectively. Pretax equity losses from RBS Sempra Commodities were $24 million for the year ended December 31, 2011. The partnership income that is distributable to us on an annual basis is computed on the partnership’s basis of accounting, IFRS, as adopted by the European Union. For the years ended December 31, 2013 and 2012, there was no distributable income or loss on an IFRS basis. For the year ended December 31, 2011, our share of distributable loss, on an IFRS basis, was $30 million. Included in our pretax equity losses in 2011 is an impairment charge of $16 million ($10 million after-tax). The impairment charge is included in Equity Earnings (Losses), Before Income Tax on the Consolidated Statement of Operations. We discuss the fair value measurement of our investment in the partnership in Note 10.

In April 2011, we and RBS entered into a letter agreement (Letter Agreement) which amended certain provisions of the agreements that formed RBS Sempra Commodities. The Letter Agreement addresses the wind-down of the partnership and the distribution of the partnership’s remaining assets. In accordance with the Letter Agreement, we received distributions of $50 million in 2013 and $623 million in 2011. The 2011 distributions included sales proceeds and our portion of 2010 distributable income totaling $651 million, less amounts to settle certain liabilities that we owed to RBS of $28 million. We received no cash distributions in 2012. The investment balance of $73 million at December 31, 2013 reflects remaining distributions expected to be received from the partnership in accordance with the Letter Agreement. The timing and amount of distributions may be impacted by the matters we discuss related to RBS Sempra Commodities in Note 15 under “Other Litigation.” In addition, amounts may be retained by the partnership for an extended period of time to help offset unanticipated future general and administrative costs necessary to complete the dissolution of the partnership.

In connection with the Letter Agreement described above, we also released RBS from its indemnification obligations with respect to items for which J.P. Morgan Chase & Co. (JP Morgan), one of the buyers of the partnership’s businesses, has agreed to indemnify us.

NOTE 5. DEBT AND CREDIT FACILITIES

COMMITTED LINES OF CREDIT

At December 31, 2013, Sempra Energy Consolidated had an aggregate of $4.1 billion in committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes, the major components of which we detail below. Available unused credit on these lines at December 31, 2013 was $3.4 billion.

Sempra Energy

Sempra Energy has a $1.067 billion, five-year syndicated revolving credit agreement expiring in March 2017. Citibank, N.A. serves as administrative agent for the syndicate of 24 lenders. No single lender has greater than a 7-percent share.

Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy’s credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. At December 31, 2013 and 2012, Sempra Energy was in compliance with this and all other financial covenants under the credit facility. The facility also provides for issuance of up to $635 million of letters of credit on behalf of Sempra Energy with the amount of borrowings otherwise available under the facility reduced by the amount of outstanding letters of credit.

At December 31, 2013, Sempra Energy had $12 million of letters of credit outstanding supported by the facility.

Sempra Global

Sempra Global has a $2.189 billion, five-year syndicated revolving credit agreement expiring in March 2017. Citibank, N.A. serves as administrative agent for the syndicate of 25 lenders. No single lender has greater than a 7-percent share.

Sempra Energy guarantees Sempra Global’s obligations under the credit facility. Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy’s credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. At December 31, 2013 and 2012, Sempra Energy was in compliance with this and all other financial covenants under the credit facility.

At December 31, 2013, Sempra Global had $590 million of commercial paper outstanding supported by the facility. At December 31, 2013 and 2012, respectively, $200 million and $300 million of commercial paper outstanding was classified as long-term debt based on management’s intent and ability to maintain this level of borrowing on a long-term basis either supported by this credit facility or by issuing long-term debt. This classification has no impact on cash flows.

California Utilities

SDG&E and SoCalGas have a combined $877 million, five-year syndicated revolving credit agreement expiring in March 2017. JPMorgan Chase Bank, N.A. serves as administrative agent for the syndicate of 24 lenders. No single lender has greater than a 7-percent share. The agreement permits each utility to individually borrow up to $658 million, subject to a combined limit of $877 million for both utilities. It also provides for the issuance of letters of credit on behalf of each utility subject to a combined letter of credit commitment of $200 million for both utilities. Effective January 29, 2014, the combined letter of credit commitment increased to $300 million. The amount of borrowings otherwise available under the facility is reduced by the amount of outstanding letters of credit.

Borrowings under the facility bear interest at benchmark rates plus a margin that varies with market index rates and the borrowing utility’s credit ratings. The agreement requires each utility to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. At December 31, 2013 and 2012, the California Utilities were in compliance with this and all other financial covenants under the credit facility.

Each utility’s obligations under the agreement are individual obligations, and a default by one utility would not constitute a default by the other utility or preclude borrowings by, or the issuance of letters of credit on behalf of, the other utility.

At December 31, 2013, SDG&E and SoCalGas had $59 million and $42 million of commercial paper outstanding supported by the facility, respectively. Available unused credit on the line at December 31, 2013 was $599 million and $616 million at SDG&E and SoCalGas, respectively, subject to the combined limit on the facility of $877 million.

GUARANTEES

Sempra Renewables

Sempra Renewables and BP Wind Energy each currently hold 50-percent interests in Flat Ridge 2. The project obtained construction financing in December 2012, and proceeds from the loans were used to return $148 million of each owner’s joint venture investment in 2012. In March 2013, the construction financing was converted into permanent financing consisting of a term loan and a fixed-rate note. The term loan of $242 million expires in June 2023 and the fixed rate note of $110 million expires in June 2035. The financing agreement requires Sempra Renewables and BP Wind Energy, severally for each partner’s 50-percent interest, to return cash to the project in the event that the project does not meet certain cash flow criteria or in the event that the project’s debt service, operation and maintenance and firm transmission and production tax credits reserve accounts are not maintained at specific thresholds. Sempra Renewables recorded a liability of $3 million in 2013 for the fair value of its obligations associated with the cash flow requirements, which constitutes a guarantee. The liability is being amortized over its expected life. The outstanding loans are not guaranteed by the partners.

Sempra Renewables and BP Wind Energy each currently hold 50-percent interests in Mehoopany Wind. The project obtained construction financing in June 2012, and proceeds from the loans were used to return $13 million and $17 million of each owner’s joint venture investment in 2013 and 2012, respectively. In May 2013, the construction financing was converted into permanent financing consisting of a term loan. The term loan of $162 million expires in May 2031. The financing agreement requires Sempra Renewables and BP Wind Energy, severally for each partner’s 50-percent interest, to return cash to the project in the event that the project does not meet certain cash flow criteria or in the event that the project’s debt service, operation and maintenance and production tax credits reserve accounts are not maintained at specific thresholds. Additionally, in conjunction with the term loan conversion, Sempra Renewables and BP Wind Energy have provided guarantees to the lenders in lieu of Mehoopany Wind funding a reserve account requirement. Sempra Renewables recorded liabilities of $11 million in 2013 for the fair value of its obligations associated with the cash flow and reserve account requirements, which constitute guarantees. The liabilities are being amortized over their expected lives. The outstanding loans are not guaranteed by the partners.

RBS Sempra Commodities

As we discuss in Note 4, in 2010 and early 2011, Sempra Energy, RBS and RBS Sempra Commodities sold substantially all of the businesses and assets within the partnership in four separate transactions. In connection with each of these transactions, the buyers were, subject to certain qualifications, obligated to replace any guarantees that we had issued in connection with the applicable businesses sold with guarantees of their own. By February 26, 2014, all such guarantees had been replaced or open positions closed. We discuss additional matters related to our investment in RBS Sempra Commodities in Note 15.

WEIGHTED AVERAGE INTEREST RATES

The weighted average interest rates on the total short-term debt outstanding at Sempra Energy were 0.64 percent and 0.72 percent at December 31, 2013 and 2012, respectively. The weighted average interest rate on the total short-term debt outstanding at both SDG&E and SoCalGas was 0.13 percent at December 31, 2013. The weighted average interest rates at December 31, 2013 and 2012 include interest rates for commercial paper borrowings classified as long-term, as we discuss above.

LONG-TERM DEBT

The following tables show the detail and maturities of long-term debt outstanding:

LONG-TERM DEBT
(Dollars in millions)
	December 31,
	2013		2012
SDG&E
First mortgage bonds:
6.8% June 1, 2015	$	―	$14
5.3% November 15, 2015		250	250
1.65% July 1, 2018(1)		161	161
5.85% June 1, 2021(1)		―	60
3% August 15, 2021		350	350
3.6% September 1, 2023		450	―
6% June 1, 2026		250	250
5% to 5.25% December 1, 2027(1)		150	150
5.875% January and February 2034(1)		176	176
5.35% May 15, 2035		250	250
6.125% September 15, 2037		250	250
4% May 1, 2039(1)		75	75
6% June 1, 2039		300	300
5.35% May 15, 2040		250	250
4.5% August 15, 2040		500	500
3.95% November 15, 2041		250	250
4.3% April 1, 2042		250	250
		3,912	3,536
Other long-term debt (unsecured unless otherwise noted):
5.9% Notes June 1, 2014		15	130
5.3% Notes July 1, 2021(1)		39	39
5.5% Notes December 1, 2021(1)		60	60
4.9% Notes March 1, 2023(1)		25	25
5.2925% OMEC LLC loan
payable 2013 through April 2019 (secured by plant assets)		335	345
Capital lease obligations:
Purchased-power agreements		176	178
Other		3	7
		653	784
		4,565	4,320
Current portion of long-term debt		(29)	(16)
Unamortized discount on long-term debt		(11)	(12)
Total SDG&E		4,525	4,292

SoCalGas
First mortgage bonds:
5.5% March 15, 2014		250	250
5.45% April 15, 2018		250	250
5.75% November 15, 2035		250	250
5.125% November 15, 2040		300	300
3.75% September 15, 2042		350	350
		1,400	1,400
Other long-term debt (unsecured):
4.75% Notes May 14, 2016(1)		8	8
5.67% Notes January 18, 2028		5	5
Capital lease obligations		2	4
		15	17
		1,415	1,417
Current portion of long-term debt		(252)	(4)
Unamortized discount on long-term debt		(4)	(4)
Total SoCalGas		1,159	1,409

LONG-TERM DEBT (CONTINUED)
(Dollars in millions)
	December 31,
	2013	2012
Sempra Energy
Other long-term debt (unsecured):
6% Notes February 1, 2013	―	400
8.9% Notes November 15, 2013, including $200 at variable rates after fixed-to-floating
rate swaps effective January 2011	―	250
2% Notes March 15, 2014	500	500
Notes at variable rates (1.01% at December 31, 2013) March 15, 2014	300	300
6.5% Notes June 1, 2016, including $300 at variable rates after fixed-to-floating
rate swaps effective January 2011 (4.46% at December 31, 2013)	750	750
2.3% Notes April 1, 2017	600	600
6.15% Notes June 15, 2018	500	500
9.8% Notes February 15, 2019	500	500
2.875% Notes October 1, 2022	500	500
4.05% Notes December 1, 2023	500	―
6% Notes October 15, 2039	750	750
Market value adjustments for interest rate swaps, net (expire November 2013 and June 2016)	12	19
Build-to-suit lease(2)	14	―

Sempra Global
Other long-term debt (unsecured):
Commercial paper borrowings at variable rates, classified as long-term debt
(0.35% weighted average at December 31, 2013)	200	300

Sempra South American Utilities
Other long-term debt (unsecured):
Chilquinta Energía
2.75% Series A Bonds October 30, 2014(1)	―	86
4.25% Series B Bonds October 30, 2030(1)	209	224
Luz del Sur
Bank loans 5.5% to 6.75% payable 2016 through December 2018	70	31
Notes at 4.75% to 7.09% payable 2014 through October 2022	292	284

Sempra Mexico
Other long-term debt (unsecured):
Notes February 8, 2018 at variable rates at 2.66% after floating-to-fixed rate cross-currency
swaps effective February 2013	100	―
6.3% Notes February 2, 2023 (4.12% after cross-currency swap)	298	―

Sempra Renewables
Other long-term debt (secured):
Loan at variable rates payable 2014 through December 2028, including $78 at 4.54%
after floating-to-fixed rate swaps effective June 2012 (2.75% at December 31, 2013)(1)	104	111
Loans at 2.24% to 2.26% payable 2014 through January 2031	―	286

Sempra Natural Gas
First mortgage bonds (Mobile Gas):
4.14% September 30, 2021	20	20
5% September 30, 2031	42	42
Other long-term debt (unsecured unless otherwise noted):
Notes at 2.87% to 3.51% October 1, 2016(1)	18	17
9% Notes May 13, 2013	―	1
8.45% Notes payable 2014 through December 2017, secured	21	25
3.1% Notes December 30, 2018, secured(1)	5	―
4.5% Notes July 1, 2024, secured(1)	77	74
Industrial development bonds at variable rates (0.05% at December 31, 2013)
August 1, 2037, secured(1)	55	55
	6,437	6,625
Current portion of long-term debt	(866)	(705)
Unamortized discount on long-term debt	(9)	(8)
Unamortized premium on long-term debt	7	8
Total other Sempra Energy	5,569	5,920
Total Sempra Energy Consolidated	$11,253	$11,621
(1)	Callable long-term debt not subject to make-whole provisions.
(2)	We discuss this lease in Note 15.

MATURITIES OF LONG-TERM DEBT(1)
(Dollars in millions)
				Total
			Other	Sempra
			Sempra	Energy
	SDG&E	SoCalGas	Energy	Consolidated
2014	$24	$250	$866	$1,140
2015	260	―	52	312
2016	10	8	828	846
2017	10	―	662	672
2018	171	250	652	1,073
Thereafter	3,910	905	3,349	8,164
Total	$4,385	$1,413	$6,409	$12,207
(1)	Excludes capital lease obligations, build-to-suit lease and market value adjustments for interest rate swaps.

Various long-term obligations totaling $6.2 billion at Sempra Energy at December 31, 2013 are unsecured. This includes unsecured long-term obligations totaling $138 million at SDG&E and $13 million at SoCalGas.

CALLABLE LONG-TERM DEBT

At the option of Sempra Energy, SDG&E and SoCalGas, certain debt is callable subject to premiums:

CALLABLE LONG-TERM DEBT
(Dollars in millions)
				Total
			Other	Sempra
			Sempra	Energy
	SDG&E	SoCalGas	Energy	Consolidated
Not subject to make-whole provisions	$686	$8	$468	$1,162
Subject to make-whole provisions	3,350	1,400	4,683	9,433

In addition, the OMEC LLC project financing loan discussed in Note 1, with $335 million of borrowings at December 31, 2013, may be prepaid at the borrowers’ option.

FIRST MORTGAGE BONDS

The California Utilities issue first mortgage bonds secured by a lien on utility plant. The California Utilities may issue additional first mortgage bonds upon compliance with the provisions of their bond agreements (indentures). These indentures require, among other things, the satisfaction of pro forma earnings-coverage tests on first mortgage bond interest and the availability of sufficient mortgaged property to support the additional bonds, after giving effect to prior bond redemptions. The most restrictive of these tests (the property test) would permit the issuance, subject to CPUC authorization, of an additional $3.8 billion of first mortgage bonds at SDG&E and $1.06 billion at SoCalGas at December 31, 2013.

In September 2013, SDG&E publicly offered and sold $450 million of 3.60-percent first mortgage bonds maturing in 2023. SDG&E used a portion of the proceeds from this offering to redeem all $60 million of its outstanding 5.85-percent Pollution Control Revenue Bonds (PCRB) due in 2021 and $115 million of its outstanding 5.90-percent PCRBs due in 2014.

In December 2013, SDG&E redeemed all $14 million of its outstanding 6.8-percent first mortgage bonds due in 2015.

INDUSTRIAL DEVELOPMENT BONDS

Sempra Natural Gas

To secure an approved exemption from sales and use tax, Sempra Natural Gas has incurred through December 31, 2013, $257 million ($3 million in 2013, $53 million in 2012, $84 million in 2011, $42 million in 2010 and $75 million in 2009) out of a maximum available $265 million of long-term debt related to the construction and equipping of its Mississippi Hub natural gas storage facility. After a redemption of $180 million in December 2011, the debt balance remaining at December 31, 2013, is $77 million. The debt is payable to the Mississippi Business Finance Corporation (MBFC), and we recorded bonds receivable from the MBFC for the same amount. Both the financing obligation and the bonds receivable have interest rates of 4.5 percent and are due on July 1, 2024.

OTHER LONG-TERM DEBT

Sempra Energy

In November 2013, Sempra Energy publicly offered and sold $500 million of 4.05-percent notes maturing in 2023.

Sempra South American Utilities

Chilquinta Energía has outstanding Chilean public bonds denominated in Chilean Unidades de Fomento. The Chilean Unidad de Fomento is a unit of account used in Chile that is adjusted for inflation, and its value is quoted in Chilean Pesos. In May 2013, Chilquinta Energía retired $86 million of outstanding Series A Chilean public bonds maturing in 2014 with a stated interest rate of 2.75 percent.

Luz del Sur has outstanding corporate bonds and bank loans which are denominated in the local currency. During 2013, Luz del Sur publicly offered and sold $30 million of corporate bonds at 5.81 percent maturing in 2017 and $30 million of corporate bonds at 7.03 percent maturing in 2021. Additionally, Luz del Sur drew bank loans in 2013 as follows:

2013 BANK LOAN DRAWS – LUZ DEL SUR
(Dollars in millions)
	Amount at
Month Issued	Issuance	Interest Rate	Maturity Date
June	$11	5.50%	June 25, 2016
July	5	6.00%	July 11, 2016
July	14	5.85%	July 24, 2016
December	22	6.41%	December 20, 2018

Sempra Mexico

On February 14, 2013, IEnova publicly offered and sold in Mexico $306 million (U.S. dollar equivalent) of 6.3-percent notes maturing in 2023 with a U.S. dollar equivalent rate of 4.12 percent after entering into a cross-currency swap for U.S. dollars at the time of issuance. IEnova also publicly offered and sold in Mexico $102 million (U.S. dollar equivalent) of variable rate notes, maturing in 2018, which after a floating-to-fixed cross-currency swap for U.S. dollars at the time of issuance, carry a U.S. dollar equivalent rate of 2.66 percent. The notes and related interest are denominated in Mexican pesos, and the interest rate for the variable rate notes is based on the 28-day Interbank Equilibrium Interest Rate plus 30 basis points. IEnova used $357 million of the proceeds of the notes for the repayment of intercompany debt, including accrued interest, primarily to other Sempra Energy consolidated foreign entities.

Sempra Renewables

In May 2013, Copper Mountain Solar 2 entered into a loan agreement with a syndicate of banks to borrow up to $286 million and took a draw of $146 million in May 2013, the proceeds of which were distributed to Sempra Renewables to reimburse it for the first phase of construction costs of the project. The loan, which is secured by the project, is payable semi-annually and fully matures in May 2023. To partially moderate its exposure to interest rate changes, Copper Mountain Solar 2 entered into floating-to-fixed interest rate swaps for 75 percent of the loan amount, resulting in an effective fixed rate of 5.33 percent. The remaining 25 percent bears interest at rates varying with market rates. In connection with the loan agreement, Copper Mountain Solar 2 may also utilize up to $60 million under a letter of credit facility, which may be used to meet project collateral requirements and debt service reserve requirements.

In September 2011, Sempra Renewables entered into a loan agreement with the U.S. Department of Energy (DOE) to borrow up to $337 million, which includes $7 million of accrued interest. Sempra Renewables took draws of $13 million in June 2013 at 3.03 percent, $253 million in November 2012 at 2.26 percent and $33 million in December 2012 at 2.24 percent, the proceeds of which were applied to construction costs of the Mesquite Solar 1 project. The loan is payable semi-annually and fully matures in January 2031.

In the third quarter of 2013, Sempra Renewables sold 50-percent interests in Copper Mountain Solar 2 and Mesquite Solar 1 to ConEdison Development. Sempra Renewables’ interests are now accounted for under the equity method and its long-term debt of $146 million at Copper Mountain Solar 2 and $297 million at Mesquite Solar 1 was deconsolidated upon the sales. We provide further discussion of the sales in Note 3.

Sempra Natural Gas

In December 2013, Willmut Gas obtained a $5 million term loan carrying an interest rate of 3.1 percent and maturing December 30, 2018. This loan is secured by Willmut Gas’ property, plant and equipment.

INTEREST RATE SWAPS

We discuss our fair value interest rate swaps and interest rate swaps to hedge cash flows in Note 9.

NOTE 6. INCOME TAXES

Reconciliation of net U.S. statutory federal income tax rates to the effective income tax rates is as follows:

RECONCILIATION OF FEDERAL INCOME TAX RATES TO EFFECTIVE INCOME TAX RATES

	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated
U.S. federal statutory income tax rate	35%	35%	35%
Utility depreciation	4	6	3
Income tax restructuring related to IEnova stock offerings	4	―	―
State income taxes, net of federal income tax benefit	1	(1)	2
Utility repairs expenditures	(5)	(8)	(1)
Tax credits	(3)	(7)	(1)
Non-U.S. earnings taxed at lower statutory income tax rates	(3)	(4)	(8)
Self-developed software expenditures	(3)	(5)	(3)
Adjustments to prior years’ income tax items	(3)	(1)	―
Allowance for equity funds used during construction	(1)	(4)	(2)
Variable interest entities	(1)	(1)	―
Life insurance contracts	―	(7)	―
Mexican foreign exchange and inflation effects	―	1	(1)
Other, net	1	2	(1)
Effective income tax rate	26%	6%	23%
SDG&E
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	5	4	4
State income taxes, net of federal income tax benefit	3	4	5
Utility repairs expenditures	(4)	(4)	(1)
Self-developed software expenditures	(3)	(3)	(3)
Allowance for equity funds used during construction	(2)	(4)	(4)
Variable interest entity	(1)	(1)	(1)
Adjustments to prior years’ income tax items	(1)	(3)	―
Other, net	(1)	(1)	(1)
Effective income tax rate	31%	27%	34%
SoCalGas
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	6	7	6
State income taxes, net of federal income tax benefit	4	3	4
Utility repairs expenditures	(9)	(12)	―
Self-developed software expenditures	(6)	(9)	(7)
Adjustments to prior years’ income tax items	(5)	―	―
Allowance for equity funds used during construction	(1)	(2)	(2)
Other, net	―	(1)	(3)
Effective income tax rate	24%	21%	33%

In 2013, 2012 and 2011, non-U.S. earnings taxed at lower statutory income tax rates than the U.S. are primarily related to operations in Mexico, Chile and Peru. In 2011, the earnings in Chile and Peru include the impact of the $277 million remeasurement gain related to our acquisition of controlling interests in Chilquinta Energía and Luz del Sur, which was non-taxable. We discuss this gain further in Note 3.

In 2013, our effective income tax rate was also affected by $63 million of income tax expense recorded in the first quarter of 2013 resulting from a corporate reorganization in connection with the IEnova stock offerings. We discuss the stock offerings further in Note 1.

Utility repairs expenditures significantly affecting the effective income tax rates for Sempra Energy Consolidated, SDG&E and SoCalGas in 2013 and 2012 are due to a change in 2012 in the income tax treatment of certain repairs that are capitalized for financial statement purposes. The change in income tax treatment of certain repairs for electric transmission and distribution assets, which applied to SDG&E, was made pursuant to an Internal Revenue Service (IRS) Revenue Procedure providing a safe harbor for deducting certain repairs expenditures from taxable income when incurred for tax years beginning on or after January 1, 2011. A $22 million benefit for SDG&E related to the 2011 U.S. federal income tax return filed in the third quarter of 2012 is included in Adjustments to Prior Years’ Income Tax Items in the table above. The change in income tax treatment of certain repairs expenditures for gas plant assets, which applied to SoCalGas, was made pursuant to an IRS Revenue Procedure, which allows, under an Internal Revenue Code section, such expenditures to be deducted from taxable income when incurred.

Life insurance contracts significantly affected the effective tax rate for Sempra Energy Consolidated in 2012 primarily due to our decision in the second quarter of 2012 to hold life insurance contracts kept in support of certain benefit plans to term. Previously, we took the position that we might cash in or sell these contracts before maturity, which required that we record deferred income taxes on unrealized gains on investments held within the insurance contracts.

In September 2013, the IRS and U.S. Department of the Treasury released final tangible property regulations on the capitalization and expensing rules applicable to expenditures for the acquisition and production of tangible property. A company must conform its tax accounting methods and elect any safe harbors under the final regulations no later than January 1, 2014, however, if a change in the company’s tax accounting methods is required to conform to the final regulations, the company must adjust its deferred tax balances in the current period for any tax adjustments required to bring all prior periods into compliance with the final regulations. We evaluated our deferred tax balances based on the guidance contained in the final tangible property regulations and determined that we are following the guidance in all material respects. Any adjustments to deferred taxes resulting from changes to comply with the final tangible property regulations would have a de minimus impact on the financial statements. Accordingly, we have not made any adjustment to our deferred tax balances at December 31, 2013 based on the issuance of the final tangible property regulations.

The CPUC requires flow-through rate-making treatment for the current income tax benefit or expense arising from certain property-related and other temporary differences between the treatment for financial reporting and income tax, which will reverse over time. Under the regulatory accounting treatment required for these flow-through temporary differences, deferred income tax assets and liabilities are not recorded to deferred income tax expense, but rather to a regulatory asset or liability, which results in impacting the current effective income tax rate. As a result, changes in the relative size of these items compared to pretax income, from period to period, can cause variations in the effective income tax rate. The following items are subject to flow-through treatment:

▪	repairs expenditures related to a certain portion of utility plant fixed assets

▪	the equity portion of AFUDC

▪	a portion of the cost of removal of utility plant assets

▪	self-developed software expenditures

▪	depreciation on a certain portion of utility plant assets

The AFUDC related to equity recorded for regulated construction projects at Sempra Mexico has similar flow-through treatment.

We use the deferral method for investment tax credits (ITC). For certain solar and wind generating assets placed into service during 2012 and 2011, we elected to seek cash grants rather than ITC for which the projects also qualify. Accordingly, cash grant accounting was applied. Grant accounting for cash grants is very similar to the deferral method of accounting for ITC, the primary difference being the recording of a cash grant receivable instead of an income tax receivable.

Under the deferral method of accounting for ITC and under grant accounting for cash grants, we record a deferred income tax benefit, on day one, which is reflected in income tax expense by recording a deferred income tax asset during the year the renewable energy assets are placed in service. This deferred income tax asset results from the day-one difference in the income tax basis and financial statement basis of the renewable energy assets, referred to as the day-one basis difference. The financial statement basis of the assets is reduced by 100 percent of the ITC or grant expected; U.S. federal income tax basis is reduced by only 50 percent for both ITC and grants; and state income tax basis is reduced by 50 percent for grants and not at all for ITC.

Cash grants are generally expected to be collectible in cash shortly after a project is constructed. Conversion of ITC to cash is generally dependent on reducing income tax payments and thus the existence of a U.S. federal net operating loss (NOL) carryforward can result in delaying this conversion.

The geographic components of Income Before Income Taxes and Equity Earnings of Certain Unconsolidated Subsidiaries at Sempra Energy are as follows:

	Years ended December 31,
(Dollars in millions)	2013	2012	2011
U.S.	$941	$442	$1,011
Non-U.S.	489	501	712
Total	$1,430	$943	$1,723

The components of income tax expense are as follows:

INCOME TAX EXPENSE (BENEFIT)
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated
Current:
U.S. Federal	$(70)	$(36)	$76
U.S. State	(5)	(6)	(3)
Non-U.S.	107	144	149
Total	32	102	222
Deferred:
U.S. Federal	275	(63)	176
U.S. State	15	3	43
Non-U.S.	48	20	(45)
Total	338	(40)	174
Deferred investment tax credits	(4)	(3)	(2)
Total income tax expense	$366	$59	$394
SDG&E
Current:
U.S. Federal	$9	$(109)	$(59)
U.S. State	11	14	6
Total	20	(95)	(53)
Deferred:
U.S. Federal	149	255	253
U.S. State	24	30	36
Total	173	285	289
Deferred investment tax credits	(2)	―	1
Total income tax expense	$191	$190	$237
SoCalGas
Current:
U.S. Federal	$4	$(73)	$(6)
U.S. State	(5)	24	19
Total	(1)	(49)	13
Deferred:
U.S. Federal	103	136	128
U.S. State	16	(6)	5
Total	119	130	133
Deferred investment tax credits	(2)	(2)	(3)
Total income tax expense	$116	$79	$143

We show the components of deferred income taxes at December 31 for Sempra Energy Consolidated, SDG&E and SoCalGas in the tables below:

DEFERRED INCOME TAXES FOR SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	December 31,
	2013	2012
Deferred income tax liabilities:
Differences in financial and tax bases of depreciable and amortizable assets	$3,951	$3,710
Regulatory balancing accounts	663	770
Unrealized revenue	15	3
Loss on reacquired debt	8	9
Property taxes	50	46
Difference in financial and tax bases of partnership interests	256	118
Other deferred income tax liabilities	72	55
Total deferred income tax liabilities	5,015	4,711
Deferred income tax assets:
Tax credits	105	67
Equity losses	16	16
Net operating losses	2,023	1,898
Compensation-related items	128	156
Postretirement benefits	264	587
Other deferred income tax assets	14	90
State income taxes	30	58
Bad debt allowance	8	8
Litigation and other accruals not yet deductible	20	7
Deferred income tax assets before valuation allowances	2,608	2,887
Less: valuation allowances	96	128
Total deferred income tax assets	2,512	2,759
Net deferred income tax liability	$2,503	$1,952
Our policy is to show deferred income taxes of VIEs on a net basis, including valuation allowances. See table “Amounts Associated with Otay Mesa VIE” in Note 1 for further information.

DEFERRED INCOME TAXES FOR SDG&E AND SOCALGAS
(Dollars in millions)
	SDG&E		SoCalGas
	December 31,		December 31,
	2013	2012	2013	2012
Deferred income tax liabilities:
Differences in financial and tax bases of
utility plant and other assets	$2,040	$1,947	$1,045	$938
Regulatory balancing accounts	411	344	265	439
Loss on reacquired debt	3	4	6	7
Property taxes	36	32	16	15
Other	25	22	―	―
Total deferred income tax liabilities	2,515	2,349	1,332	1,399
Deferred income tax assets:
Net operating losses	440	446	65	34
Postretirement benefits	57	137	126	370
Tax credits	15	16	12	14
Compensation-related items	13	14	38	48
State income taxes	22	31	10	18
Litigation and other accruals not yet deductible	45	38	27	21
Hedging transaction	1	1	5	7
Other	4	4	11	9
Total deferred income tax assets	597	687	294	521
Net deferred income tax liability	$1,918	$1,662	$1,038	$878
Our policy is to show deferred income taxes of VIEs on a net basis, including valuation allowances. See table “Amounts Associated with Otay Mesa VIE” in Note 1 for further information.

The net deferred income tax liabilities are recorded on the Consolidated Balance Sheets at December 31 as follows:

NET DEFERRED INCOME TAX LIABILITY
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2013	2012	2013	2012	2013	2012
Current (asset) liability	$(301)	$(148)	$(103)	$26	$45	$(3)
Noncurrent liability	2,804	2,100	2,021	1,636	993	881
Total	$2,503	$1,952	$1,918	$1,662	$1,038	$878

At December 31, 2013, Sempra Energy has recorded a valuation allowance against a portion of its total deferred income tax assets, as shown above in the “Deferred Income Taxes for Sempra Energy Consolidated” table. A valuation allowance is recorded when, based on more-likely-than-not criteria, negative evidence outweighs positive evidence with regard to our ability to realize a deferred income tax asset in the future. Of the valuation allowances recorded to date, the negative evidence outweighs the positive evidence primarily due to cumulative pretax losses in various U.S. state and non-U.S. jurisdictions resulting in a deferred income tax asset related to NOLs, as discussed below, that we currently do not believe will be realized on a more-likely-than-not basis. At both Sempra Energy and SDG&E, deferred income taxes for variable interest entities are shown on a net basis. Therefore, valuation allowances of $60 million at December 31, 2013 and $108 million at December 31, 2012 related to variable interest entities are not reflected in the table above. Of Sempra Energy’s total valuation allowance of $96 million at December 31, 2013, $12 million is related to non-U.S. NOLs and $84 million to U.S. state NOLs. Of Sempra Energy’s total valuation allowance of $128 million at December 31, 2012, $20 million is related to non U.S. NOLs, $100 million to U.S. state NOLs and $8 million to other future U.S. state temporary differences. The total valuation allowance decreased in 2013 primarily due to a reduction in the U.S. state temporary differences and release of Mexico valuation allowance. We believe that it is more-likely-than-not that the remainder of the total deferred income tax asset is realizable.

At December 31, 2013, Sempra Energy’s non-U.S. subsidiaries had $61 million of unused NOLs available to utilize in the future to reduce Sempra Energy’s future non-U.S. income tax expense related to our holding companies in Mexico, the Netherlands and Spain. The carryforward periods for our non-U.S. unused NOLs expire between 2014 and 2023. As of December 31, 2013, our Mexican subsidiaries have NOLs of $182 million, of which $165 million have been utilized on a consolidated level. As part of the Mexican tax reform enacted in 2014, the $165 million of NOLs utilized in consolidation is subject to recapture between 2014 and 2018. These NOLs expire between 2016 and 2023. Sempra Energy’s U.S. subsidiaries had $2.9 billion of unused U.S. state NOLs, primarily in Alabama, California, Connecticut, District of Columbia, Indiana, Kansas, Louisiana, Minnesota, New Jersey, New York, Oklahoma and Pennsylvania. These U.S. state NOLs expire between 2014 and 2032. We have not recorded deferred income tax benefits on a portion of Sempra Energy’s total non-U.S. and U.S. state NOLs because we currently believe they will not be realized on a more-likely-than-not basis, as discussed above. Sempra Natural Gas is currently progressing with plans for a development project to utilize its Cameron LNG receipt terminal for the liquefaction of natural gas and export of LNG. Depending on achieving certain milestones related to the project, we expect to release approximately $20 million to $25 million of Louisiana valuation allowance against the deferred tax asset. The timing of the release of the valuation allowance and the amount can vary depending upon ultimate contractual agreements and forecasted economics. Sempra Energy’s consolidated U.S. subsidiaries had $5.1 billion of unused U.S. federal consolidated NOLs that will begin to expire in 2031. Included in this amount is $0.2 billion of excess tax deductions related to employee stock expense for which a benefit will be recorded to additional paid in capital when realized. We have recorded deferred income tax benefits on these NOLs, in total, because we currently believe they will be realized on a more-likely-than-not basis.

At December 31, 2013, SDG&E had $1.2 billion of unused U.S. federal NOLs (the remaining 2011 NOL of $24 million expires in 2031 and the 2012 NOL of $1.2 billion expires in 2032). We have recorded deferred income tax benefits on these NOLs, in total, because we currently believe they will be realized on a more-likely-than-not basis. At December 31, 2013, SoCalGas had $172 million of unused U.S. federal NOL which expires in 2032. We have recorded a deferred income tax benefit on this NOL, in total, because we currently believe it will be realized on a more-likely-than-not basis.

At December 31, 2013, Sempra Energy had not recognized a U.S. deferred income tax liability related to a $3.3 billion basis difference between its financial statement and income tax investment amount in its non-U.S. subsidiaries and non-U.S. corporate joint ventures. This basis difference consists of $3.3 billion of cumulative undistributed earnings that we expect to reinvest indefinitely outside of the U.S., which includes the $0.3 billion gain related to the remeasurement of equity method investments in Chilquinta Energía and Luz del Sur that we discuss in Note 3. These cumulative undistributed earnings have previously been reinvested or will be reinvested in active non-U.S. operations, thus we do not intend to use these earnings as a source of funding for U.S. operations. It is not practical to determine the hypothetical unrecognized amount of U.S. deferred income taxes that might be payable if the cumulative undistributed earnings were eventually distributed or the investments were sold. U.S. deferred income taxes would be recorded on $3.3 billion of the basis difference related to cumulative undistributed earnings if we no longer intend to indefinitely reinvest all, or a part, of the cumulative undistributed earnings.

Following is a summary of unrecognized income tax benefits:

SUMMARY OF UNRECOGNIZED INCOME TAX BENEFITS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated:
Total	$90	$82		$72
Of the total, amounts related to tax positions that,
if recognized in future years, would
decrease the effective tax rate	$(86)	$(81)		$(72)
increase the effective tax rate	19	16		7
SDG&E:
Total	$17	$12		$7
Of the total, amounts related to tax positions that,
if recognized in future years, would
decrease the effective tax rate	$(14)	$(12)		$(7)
increase the effective tax rate	11	12		7
SoCalGas:
Total	$13	$5	$	―
Of the total, amounts related to tax positions that,
if recognized in future years, would
decrease the effective tax rate	$(13)	$(5)	$	―
increase the effective tax rate	8	4		―
Following is a reconciliation of the changes in unrecognized income tax benefits for the years ended December 31:

RECONCILIATION OF UNRECOGNIZED INCOME TAX BENEFITS
(Dollars in millions)
	2013	2012		2011
Sempra Energy Consolidated:
Balance as of January 1	$82		$72		$97
Increase in prior period tax positions	26		2		7
Decrease in prior period tax positions	(24)		(1)		(26)
Increase in current period tax positions	7		10		3
Settlements with taxing authorities	(1)		(1)		(9)
Balance as of December 31	$90		$82		$72
SDG&E:
Balance as of January 1	$12		$7		$5
Increase in prior period tax positions	7		1		―
Decrease in prior period tax positions	(4)		―		―
Increase in current period tax positions	2		4		2
Balance as of December 31	$17		$12		$7
SoCalGas:
Balance as of January 1	$5	$	―		$8
Increase in prior period tax positions	4		―		2
Increase in current period tax positions	5		5		―
Settlements with taxing authorities	(1)		―		(10)
Balance as of December 31	$13		$5	$	―

It is reasonably possible that within the next 12 months, unrecognized income tax benefits could decrease due to the following:

POSSIBLE DECREASES IN UNRECOGNIZED INCOME TAX BENEFITS WITHIN 12 MONTHS
(Dollars in millions)
	At December 31,
	2013	2012	2011
Sempra Energy Consolidated:
Expiration of statutes of limitations on tax assessments	$(7)	$(7)		$(7)
Potential resolution of audit issues with various
U.S. federal, state and local and non-U.S. taxing authorities	(63)	(10)		―
	$(70)	$(17)		$(7)
SDG&E:
Potential resolution of audit issues with various
U.S. federal, state and local and non-U.S. taxing authorities	$(14)	$(5)	$	―
SoCalGas:
Potential resolution of audit issues with various
U.S. federal, state and local and non-U.S. taxing authorities	$(11)	$(4)	$	―

Amounts accrued for interest and penalties associated with unrecognized income tax benefits are included in income tax expense on the Consolidated Statements of Operations. The amounts accrued at December 31 on the Consolidated Balance Sheets for interest and penalties associated with unrecognized income tax benefits are stated alongside in the table below.

INTEREST AND PENALTIES ASSOCIATED WITH UNRECOGNIZED INCOME TAX BENEFITS
(Dollars in millions)
	Interest and penalties						Accrued interest and penalties
	Years ended December 31,						December 31,
	2013		2012		2011		2013		2012
Sempra Energy Consolidated:
Interest expense (income)		$1	$	―		$(3)		$4	$3
Penalties		―		―		(1)		3	3
SDG&E:
Interest expense	$	―	$	―	$	―		$1	$1
SoCalGas:
Interest (income) expense		$(1)	$	―		$(1)	$	―	$1

Penalties accrued and expensed at SDG&E and SoCalGas in all periods presented were zero or negligible.

INCOME TAX AUDITS

Sempra Energy is subject to U.S. federal income tax as well as to income tax of multiple state and non-U.S. jurisdictions. We remain subject to examination for U.S. federal tax years after 2008. We are subject to examination by major state tax jurisdictions for tax years after 2005. Certain major non-U.S. income tax returns from 2007 through the present are open to examination.

In addition, we have filed state refund claims for tax years back to 1998, and PE has filed state refund claims for tax years back to 1993. The pre-2006 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

SDG&E and SoCalGas are subject to U.S. federal income tax as well as income tax of state jurisdictions. They remain subject to examination for U.S. federal years after 2008 and by major state tax jurisdictions for years after 2005.

NOTE 7. EMPLOYEE BENEFIT PLANS

We are required by applicable U.S. GAAP to:

▪	recognize an asset for a plan’s overfunded status or a liability for a plan’s underfunded status in the statement of financial position;
▪	measure a plan’s assets and its obligations that determine its funded status as of the end of the fiscal year (with limited exceptions); and
▪
recognize changes in the funded status of pension and other postretirement benefit plans in the year in which the changes occur. Generally, those changes are reported in other comprehensive income and as a separate component of shareholders’ equity.

The detailed information presented below covers the employee benefit plans of Sempra Energy and its principal subsidiaries.

Sempra Energy has funded and unfunded noncontributory defined benefit plans, including separate plans for SDG&E and SoCalGas, which collectively cover substantially all domestic and certain foreign employees, and members of the Sempra Energy board of directors who were participants in a predecessor plan on or before June 1, 1998. The plans generally provide defined benefits based on years of service and either final average or career salary.

Chilquinta Energía, which was acquired by Sempra Energy in 2011, has an unfunded contributory defined benefit plan covering all employees hired before October 1, 1981 and an unfunded noncontributory termination indemnity obligation covering all employees. The plans generally provide defined benefits to retirees based on date of hire, years of service and final average salary.

Sempra Energy also has other postretirement benefit plans (PBOP), including separate plans for SDG&E and SoCalGas, which collectively cover all domestic (except Willmut Gas) and certain foreign employees. The life insurance plans are both contributory and noncontributory, and the health care plans are contributory. Participants’ contributions are adjusted annually. Other postretirement benefits include medical benefits for retirees’ spouses.

Chilquinta Energía also has two noncontributory postretirement benefit plans which cover substantially all employees – a health care plan and an energy subsidy plan that provides for reduced energy rates. The health care plan includes benefits for retirees’ spouses and dependents.

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include

▪	discount rates
▪	expected return on plan assets
▪	health care cost trend rates
▪	mortality rates
▪	rate of compensation increases
▪	termination and retirement rates
▪	utilization of postretirement welfare benefits
▪	payout elections (lump sum or annuity)
▪	lump sum interest rates

We review these assumptions on an annual basis prior to the beginning of each year and update them as appropriate. We consider current market conditions, including interest rates, in making these assumptions. We use a December 31 measurement date for all of our plans.

RABBI TRUST

In support of its Supplemental Executive Retirement, Cash Balance Restoration and Deferred Compensation Plans, Sempra Energy maintains dedicated assets, including a Rabbi Trust and investments in life insurance contracts, which totaled $506 million and $510 million at December 31, 2013 and 2012, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Benefit Plan Amendments Affecting 2013

Effective July 1, 2014, an enhanced pension benefit will be provided to certain employees of SoCalGas who transfer from a represented to a nonrepresented position after June 30, 1998. This increased the pension benefit obligation by $27 million at each of Sempra Energy Consolidated and SoCalGas.

Effective April 1, 2014, we will provide a one-time, ad hoc cost of living adjustment of 13.2 percent for SoCalGas and PE retirees who retired prior to July 1, 1996 and their beneficiaries that are receiving qualified pension benefits in the form of an annuity. This election increased the pension benefit obligation by $40 million at Sempra Energy Consolidated and $39 million at SoCalGas.

Effective January 1, 2013, the face value of the fully paid life insurance benefit for employees that participate in our Executive Retirement Life Insurance Program and retire after December 31, 2012 was increased from one times pay to one-and-a-half times pay. In addition, the tax gross-ups paid to the retiring employee based on the value of the final premium were eliminated. These changes resulted in a decrease of the other postretirement benefit obligation of $4 million at Sempra Energy Consolidated.

Effective January 1, 2014, the benefits provided by one of the dental plans available to all employees that participate in the plans, except the represented employees at SoCalGas, were enhanced to increase the annual total maximum and lifetime orthodontic maximum covered costs. In addition, the costs of diagnostic and preventive services were excluded from the total covered annual maximum costs.  These plan design changes increased the recorded liability for other postretirement benefits by $1 million at each of Sempra Energy Consolidated and SoCalGas.

The plan amendments above were adopted in 2013, and therefore reflected in the 2013 pension and other postretirement benefit obligations.

Benefit Plan Amendments Affecting 2012

Effective January 1, 2012, the pension plan death benefit for represented employees at SoCalGas was enhanced to the full value of the benefit that the participant would have received had the employee terminated employment and taken a distribution of their benefit. Effective October 1, 2012, the death benefit for represented employees at SDG&E was similarly enhanced. This increased the benefit obligation by approximately $8 million for Sempra Energy Consolidated, $1 million for SDG&E and $7 million for SoCalGas.

Effective January 1, 2012, SoCalGas’ represented employees with less than 15 years of service now receive a defined dollar benefit to cover postretirement medical benefits. This amendment was the result of the ratification on March 1, 2012 of the SoCalGas union collective bargaining agreement (CBA) covering wages, hours, working conditions and medical and other benefit plans effective January 1, 2012 through September 30, 2015.  The amendment resulted in a remeasurement of the SoCalGas other postretirement benefit liability as of February 29, 2012. The effect of this plan change as of December 31, 2012 was a decrease in the recorded liability for other postretirement benefits of $53 million at each of Sempra Energy Consolidated and SoCalGas.

Effective January 1, 2012, certain postretirement plans were amended to effectively reverse the 2011 amendment that increased employer contributions to maintain the grandfathered retiree plan status under the Patient Protection and Affordable Care Act (PPACA), described below, as it was no longer required due to a restructuring of benefits provided under the plans. The 2012 amendment resulted in a decrease in the recorded liability for other postretirement benefits of approximately $3 million for Sempra Energy Consolidated, $2 million for SDG&E and $1 million for SoCalGas.

Special Termination Benefits Affecting 2013

All nonrepresented employees of SDG&E and SoCalGas who were age 62 and had 5 years of service and all other nonrepresented employees who were age 55 and had 10 years of service that retired under the Voluntary Retirement Enhancement Program (VREP) offered in 2013 received an additional postretirement health benefit in the form of a $50,000 Health Reimbursement Account (HRA). In accordance with U.S. GAAP, we elected to treat the benefit obligation attributable to the HRA as special termination benefits.  This resulted in a one-time charge that increased the recorded liability for other postretirement benefits by approximately $5 million for Sempra Energy Consolidated, $2 million for SDG&E and $2 million for SoCalGas.

Benefit Obligations and Assets

The following three tables provide a reconciliation of the changes in the plans’ projected benefit obligations and the fair value of assets during 2013 and 2012, and a statement of the funded status at December 31, 2013 and 2012:

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
Sempra Energy Consolidated	2013	2012	2013	2012
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$3,804	$3,406	$1,115	$1,160
Service cost	109	90	28	25
Interest cost	148	162	44	52
Contributions from plan participants	―	―	16	15
Actuarial (gain) loss	(371)	374	(177)	(25)
Benefit payments	(293)	(217)	(55)	(56)
Plan amendments	67	8	(3)	(56)
Special termination benefits	―	―	5	―
Settlements	(5)	(19)	―	―
Net obligation at December 31	3,459	3,804	973	1,115

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	2,558	2,332	873	778
Actual return on plan assets	396	339	151	97
Employer contributions	133	123	27	39
Contributions from plan participants	―	―	16	15
Benefit payments	(293)	(217)	(55)	(56)
Settlements	(5)	(19)	―	―
Fair value of plan assets at December 31	2,789	2,558	1,012	873
Funded status at December 31	$(670)	$(1,246)	$39	$(242)
Net recorded (liability) asset at December 31	$(670)	$(1,246)	$39	$(242)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SDG&E	2013	2012	2013	2012
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$1,067	$981	$185	$182
Service cost	32	28	8	7
Interest cost	41	45	8	9
Contributions from plan participants	―	―	6	6
Actuarial (gain) loss	(66)	87	(19)	(5)
Benefit payments	(89)	(75)	(12)	(12)
Plan amendments	―	1	―	(2)
Special termination benefits	―	―	2	―
Settlements	(4)	―	―	―
Transfer of liability to other plans	(42)	―	(7)	―
Net obligation at December 31	939	1,067	171	185

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	781	712	126	106
Actual return on plan assets	117	99	18	13
Employer contributions	51	45	14	13
Contributions from plan participants	―	―	6	6
Benefit payments	(89)	(75)	(12)	(12)
Settlements	(4)	―	―	―
Transfer of assets to other plans	(37)	―	(6)	―
Fair value of plan assets at December 31	819	781	146	126
Funded status at December 31	$(120)	$(286)	$(25)	$(59)
Net recorded liability at December 31	$(120)	$(286)	$(25)	$(59)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SoCalGas	2013	2012	2013	2012
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$2,299	$2,017	$873	$921
Service cost	67	53	17	16
Interest cost	90	99	34	41
Contributions from plan participants	―	―	10	9
Actuarial (gain) loss	(285)	245	(151)	(19)
Benefit payments	(169)	(120)	(40)	(41)
Plan amendments	66	7	1	(54)
Special termination benefits	―	―	2	―
Settlements	―	(2)	―	―
Transfer of liability from other plans	42	―	7	―
Net obligation at December 31	2,110	2,299	753	873

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	1,581	1,443	732	658
Actual return on plan assets	250	213	131	83
Employer contributions	59	47	9	23
Contributions from plan participants	―	―	10	9
Benefit payments	(169)	(120)	(40)	(41)
Settlements	―	(2)	―	―
Transfer of assets from other plans	37	―	6	―
Fair value of plan assets at December 31	1,758	1,581	848	732
Funded status at December 31	$(352)	$(718)	$95	$(141)
Net recorded (liability) asset at December 31	$(352)	$(718)	$95	$(141)

The actuarial gains for pension plans in 2013 were primarily due to an increase in the weighted average discount rate and the rate used to convert monthly annuity-type benefits to a lump sum benefit payment.

The actuarial gains for other postretirement plans in 2013 resulted from several factors, including an increase in the discount rate, updated census data and actual claims costs at SoCalGas, updates in actual premiums and retiree contributions for 2013, expected decrease in 2014 claims costs based on 2014 renewal premium rates, and a decrease in the healthcare cost trending rate. The actuarial gains were partially offset by the impact of updated census data and actual claims costs at all companies except SoCalGas, changes in retirement and termination rates, and an expected increase in non-spouse dependents for all employees of SoCalGas not covered by the defined dollar benefit.

The actuarial losses for pension plans in 2012 were primarily due to a decrease in the weighted average discount rate and the rate used to convert monthly annuity-type benefits to a lump sum benefit payment.

The actuarial gains for other postretirement plans in 2012 resulted from several factors, including updated census data and actual claims costs, premiums and retiree contributions for 2012, expected gains on 2013 claims costs based on 2013 renewal premium rates, changes in retirement rate assumptions and the move to an Employer Group Waiver Plan (EGWP) for all represented employees of SoCalGas effective February 29, 2012. An EGWP is an alternative means of providing the existing pharmacy benefit, discussed below. The actuarial gains were partially offset by the impact of a lower discount rate for the obligation remeasurement on February 29, 2012 discussed above and a lower discount rate at the December 31, 2012 measurement date.

Net Assets and Liabilities

The assets and liabilities of the pension and other postretirement benefit plans are affected by changing market conditions as well as when actual plan experience is different than assumed. Such events result in investment gains and losses, which we defer and recognize in pension and other postretirement benefit costs over a period of years. Sempra Energy Consolidated (except for SDG&E) and SoCalGas use the asset smoothing method for their pension and other postretirement plans. This method develops an asset value that recognizes realized and unrealized investment gains and losses over a three-year period. This adjusted asset value, known as the market-related value of assets, is used in conjunction with an expected long-term rate of return to determine the expected return-on-assets component of net periodic cost. SDG&E does not use the asset smoothing method, but rather recognizes realized and unrealized investment gains and losses during the current year.

The 10-percent corridor accounting method is used at Sempra Energy, SDG&E and SoCalGas. Under the corridor accounting method, if as of the beginning of a year unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is amortized over the average remaining service period of active participants. The asset smoothing and 10-percent corridor accounting methods help mitigate volatility of net periodic costs from year to year.

We recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans as assets or liabilities, respectively; unrecognized changes in these assets and/or liabilities are normally recorded in Accumulated Other Comprehensive Income (Loss) on the balance sheet. The California Utilities and Mobile Gas record regulatory assets and liabilities that offset the funded pension and other postretirement plans’ assets or liabilities, as these costs are expected to be recovered in future utility rates based on agreements with regulatory agencies. At Willmut Gas, pension contributions are recovered in rates on a prospective basis, but are not recorded as a regulatory asset pending recovery.

The California Utilities record annual pension and other postretirement net periodic benefit costs equal to the contributions to their plans as authorized by the CPUC. The annual contributions to the pension plans are limited to a minimum required funding amount as determined by the Internal Revenue Service. The annual contributions to the other postretirement plans are equal to the lesser of the maximum tax deductible amount or the net periodic cost calculated in accordance with U.S. GAAP for pension and other postretirement benefit plans. Mobile Gas records annual pension and other postretirement net periodic benefit costs based on an estimate of the net periodic cost at the beginning of the year calculated in accordance with U.S. GAAP for pension and other postretirement benefit plans, as authorized by the Alabama Public Service Commission. Any differences between booked net periodic benefit cost and amounts contributed to the pension and other postretirement plans for the California Utilities are disclosed as regulatory adjustments in accordance with U.S. GAAP for regulated entities.

The net liability is included in the following captions on the Consolidated Balance Sheets at December 31:

	Pension Benefits				Other Postretirement Benefits
(Dollars in millions)	2013		2012		2013		2012
Sempra Energy Consolidated
Noncurrent assets	$	―	$	―		$95	$	―
Current liabilities		(59)		(31)		―		(1)
Noncurrent liabilities		(611)		(1,215)		(56)		(241)
Net recorded liability		$(670)		$(1,246)		$39		$(242)
SDG&E
Current liabilities		$(13)		$(5)	$	―	$	―
Noncurrent liabilities		(107)		(281)		(25)		(59)
Net recorded liability		$(120)		$(286)		$(25)		$(59)
SoCalGas
Noncurrent assets	$	―	$	―		$95	$	―
Current liabilities		(13)		(4)		―		―
Noncurrent liabilities		(339)		(714)		―		(141)
Net recorded liability		$(352)		$(718)		$95		$(141)

Amounts recorded in Accumulated Other Comprehensive Income (Loss) as of December 31, 2013 and 2012, net of income tax effects and amounts recorded as regulatory assets, are as follows:

AMOUNTS IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
	2013	2012	2013		2012
Sempra Energy Consolidated
Net actuarial loss	$(73)	$(96)	$	―	$(6)
Prior service credit	―	1		―	―
Total	$(73)	$(95)	$	―	$(6)
SDG&E
Net actuarial loss	$(10)	$(12)
Prior service credit	1	1
Total	$(9)	$(11)
SoCalGas
Net actuarial loss	$(5)	$(4)
Prior service credit	1	1
Total	$(4)	$(3)

The accumulated benefit obligation for defined benefit pension plans at December 31, 2013 and 2012 was as follows:

	Sempra Energy Consolidated		SDG&E		SoCalGas
(Dollars in millions)	2013	2012	2013	2012	2013	2012
Accumulated benefit obligation	$3,254	$3,530	$923	$1,041	$1,944	$2,080

Sempra Energy has unfunded and funded pension plans. SDG&E and SoCalGas each have an unfunded and a funded pension plan. The following table shows the obligations of funded pension plans with benefit obligations in excess of plan assets as of December 31:

(Dollars in millions)	2013	2012
Sempra Energy Consolidated
Projected benefit obligation	$3,212	$3,544
Accumulated benefit obligation	3,027	3,295
Fair value of plan assets	2,789	2,558
SDG&E
Projected benefit obligation	$899	$1,025
Accumulated benefit obligation	886	1,003
Fair value of plan assets	819	781
SoCalGas
Projected benefit obligation	$2,085	$2,275
Accumulated benefit obligation	1,920	2,057
Fair value of plan assets	1,758	1,581

Net Periodic Benefit Cost, 2011-2013

The following three tables provide the components of net periodic benefit cost and amounts recognized in other comprehensive income for the years ended December 31:

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
Sempra Energy Consolidated	2013	2012	2011	2013	2012	2011
Net Periodic Benefit Cost
Service cost	$109	$90	$83	$28	$25	$31
Interest cost	148	162	168	44	52	65
Expected return on assets	(162)	(155)	(144)	(58)	(53)	(48)
Amortization of:
Prior service cost (credit)	4	3	4	(4)	(4)	―
Actuarial loss	54	47	34	7	12	17
Settlement charge	2	8	13	―	―	―
Special termination benefits	―	―	―	5	―	―
Regulatory adjustment	(20)	(29)	43	6	7	7
Total net periodic benefit cost	135	126	201	28	39	72

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net (gain) loss	(30)	19	23	(8)	(6)	7
Prior service cost	1	―	―	―	―	―
Amortization of actuarial loss	(9)	(9)	(10)	(1)	―	―
Total recognized in other comprehensive income	(38)	10	13	(9)	(6)	7
Total recognized in net periodic benefit cost and other comprehensive income	$97	$136	$214	$19	$33	$79

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SDG&E	2013	2012	2011	2013	2012	2011
Net Periodic Benefit Cost
Service cost	$32	$28	$28	$8	$7	$7
Interest cost	41	45	49	8	9	10
Expected return on assets	(52)	(47)	(46)	(8)	(8)	(8)
Amortization of:
Prior service cost	2	2	1	4	4	4
Actuarial loss	14	14	9	―	―	―
Settlement charge	1	1	1	―	―	―
Special termination benefits	―	―	―	2	―	―
Regulatory adjustment	14	6	31	―	1	2
Total net periodic benefit cost	52	49	73	14	13	15

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net (gain) loss	(2)	2	1	―	―	―
Amortization of actuarial loss	(1)	(1)	(1)	―	―	―
Total recognized in other comprehensive income	(3)	1	―	―	―	―
Total recognized in net periodic benefit cost and other comprehensive income	$49	$50	$73	$14	$13	$15

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SoCalGas	2013	2012	2011	2013	2012	2011
Net Periodic Benefit Cost
Service cost	$67	$53	$46	$17	$16	$22
Interest cost	90	99	99	34	41	53
Expected return on assets	(98)	(96)	(85)	(48)	(44)	(40)
Amortization of:
Prior service cost (credit)	2	2	2	(8)	(7)	(4)
Actuarial loss	31	23	17	6	11	17
Settlement charge	―	1	1	―	―	―
Special termination benefits	―	―	―	2	―	―
Regulatory adjustment	(34)	(36)	12	6	5	5
Total net periodic benefit cost	58	46	92	9	22	53

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss (gain)	3	(4)	2	―	―	―
Amortization of actuarial loss	(1)	(1)	(1)	―	―	―
Total recognized in other comprehensive income	2	(5)	1	―	―	―
Total recognized in net periodic benefit cost and other comprehensive income	$60	$41	$93	$9	$22	$53

The estimated net loss for the pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2014 is $10 million for Sempra Energy Consolidated, $1 million for SDG&E and $1 million for SoCalGas. Negligible amounts of prior service credit for the pension plans will be similarly amortized in 2014.

Patient Protection and Affordable Care Act of 2010

The Patient Protection and Affordable Care Act of 2010 was enacted in March 2010. We have incorporated the impact on costs of the provisions of this legislation into our determination of projected benefit obligations and accumulated benefit obligations for all of Sempra Energy’s affected plans.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 establishes a prescription drug benefit under Medicare (Medicare Part D) and a tax-exempt federal subsidy to sponsors of retiree health-care benefit plans that provide a benefit that actuarially is at least equivalent to Medicare Part D. As a result of the ratification of the SoCalGas CBA on March 1, 2012, described above, there was a change in medical plans offered for post-age 65 medical benefits. SoCalGas now administers the Medicare Part D benefit through an EGWP. The EGWP allows a plan sponsor to contract with a Medicare Part D sponsor to receive the benefit of the subsidy through reduced premiums. We have determined that benefits provided to certain participants actuarially will be at least equivalent to Medicare Part D. Due to this election of an EGWP for SoCalGas’ represented employees effective February 29, 2012, and the same election for all other employees on January 1, 2012, as of these dates, we are no longer entitled to a tax-exempt subsidy that reduces our accumulated postretirement benefit obligation under our plans and reduces our net periodic cost in future years.

Assumptions for Pension and Other Postretirement Benefit Plans

Benefit Obligation and Net Periodic Benefit Cost

Except for the Chilquinta Energía plans, we develop the discount rate assumptions based on the results of a third party modeling tool that develops the discount rate by matching each plan’s expected cash flows to interest rates and expected maturity values of individually selected bonds in a hypothetical portfolio. The model controls the level of accumulated surplus that may result from the selection of bonds based solely on their premium yields by limiting the number of years to look back for selection to 3 years for pre-30-year and 6 years for post-30-year benefit payments. Additionally, the model ensures that an adequate number of bonds are selected in the portfolio by limiting the amount of the plan’s benefit payments that can be met by a single bond to 7.5 percent.

We selected individual bonds from a universe of Bloomberg AA-rated bonds which:

▪	have an outstanding issue of at least $50 million;

▪	are non-callable (or callable with make-whole provisions);

▪	exclude collateralized bonds; and

▪	exclude the top and bottom 10 percent of yields to avoid relying on bonds which might be mispriced or misgraded.

This selection methodology also mitigates the impact of market volatility on the portfolio by excluding bonds with the following characteristics:

▪	The issuer is on review for downgrade by a major rating agency if the downgrade would eliminate the issuer from the portfolio.

▪	Recent events have caused significant price volatility to which rating agencies have not reacted.

▪	Lack of liquidity is causing price quotes to vary significantly from broker to broker.

We believe that this bond selection approach provides the best estimate of discount rates to estimate settlement values for our plans’ benefit obligations as required by applicable U.S. GAAP.

We develop the discount rate assumptions for the plans at Chilquinta Energía based on 10-year Chilean government bond yields and the expected local long-term rate of inflation. This method for developing the discount rate is required when there is no deep market for high quality corporate bonds.

Long-term return on assets is based on the weighted-average of the plans’ investment allocation as of the measurement date and the expected returns for those asset types.

The significant assumptions affecting benefit obligation and net periodic benefit cost are as follows:

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATION AT DECEMBER 31

	Pension Benefits		Other Postretirement Benefits
	2013	2012	2013	2012
Sempra Energy Consolidated
Discount rate	4.84%	4.04%	4.95%	4.09%
Rate of compensation increase	3.50-10.00	3.50-9.50	3.50-10.00	3.50-9.50
SDG&E
Discount rate	4.69%	3.94%	5.00%	4.10%
Rate of compensation increase	3.50-10.00	3.50-9.50	3.50-10.00	3.50-9.50
SoCalGas
Discount rate	4.94%	4.10%	4.95%	4.10%
Rate of compensation increase	3.50-10.00	3.50-9.50	3.50-10.00	3.50-9.50

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

	Pension Benefits			Other Postretirement Benefits
	2013	2012	2011	2013	2012	2011
Sempra Energy Consolidated
Discount rate	4.04%	4.40-5.05%	4.40-5.14%	4.09%	4.10-5.15%	4.10-5.15%
Expected return on plan assets	7.00	7.00	7.00	6.96	6.96	6.25
Rate of compensation increase	3.50-9.50	3.50-8.50	3.50-8.50	3.50-9.50	3.50-9.50	3.50-9.50
SDG&E
Discount rate	3.94%	4.70-4.80%	4.70-4.80%	4.10%	5.05%	5.05%
Expected return on plan assets	7.00	7.00	7.00	6.81	6.81	6.69
Rate of compensation increase	3.50-9.50	3.50-8.50	3.50-8.50	N/A	N/A	N/A
SoCalGas
Discount rate	4.10%	4.70-5.05%	4.70-5.05%	4.10%	5.15%	5.15%
Expected return on plan assets	7.00	7.00	7.00	7.00	7.00	7.00
Rate of compensation increase	3.50-9.50	3.50-8.50	3.50-8.50	3.50-9.50	3.50-9.50	3.50-9.50

Health Care Cost Trend Rates

Assumed health care cost trend rates have a significant effect on the amounts that we report for the health care plan costs. Following are the health care cost trend rates applicable to our postretirement benefit plans:

	2013	2012
ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31:
Health care cost trend rate	(1)	(2)
Rate to which the cost trend rate is assumed to decline (the ultimate trend)	(3)	(4)
Year that the rate reaches the ultimate trend	(5)	2020
(1)	8.25% for pre-65 retirees and 5.50% for retirees aged 65 years and older. For Mobile Gas, the health care cost trend rate is assumed to be 7.50%.
(2)	10.00% for pre-65 retirees and 8.25% for retirees aged 65 years and older. For Mobile Gas, the health care cost trend rate is assumed to be 8.00%.
(3)	5.00% for pre-65 retirees and 4.50% for retirees aged 65 years and older. For Mobile Gas, the rate to which the cost trend rate is assumed to decline is 5.00%.
(4)	5.00% for pre-65 retirees and 4.75% for retirees aged 65 years and older. For Mobile Gas, the rate to which the cost trend rate is assumed to decline is 5.00%.
(5)	2019 for Mobile Gas plan and 2020 for all other plans.

A one-percent change in assumed health care cost trend rates would have the following effects:

	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	1%	1%	1%	1%	1%	1%
(Dollars in millions)	Increase	Decrease	Increase	Decrease	Increase	Decrease
Effect on total of service and interest
cost components of net periodic
postretirement health care benefit cost	$8	$(6)	$1	$(1)	$6	$(5)
Effect on the health care component of the
accumulated other postretirement
benefit obligations	100	(62)	8	(6)	90	(54)

Plan Assets

Investment Allocation Strategy for Sempra Energy’s Pension Master Trust

Sempra Energy’s pension master trust holds the investments for the pension and other postretirement benefit plans. We maintain additional trusts as we discuss below for certain of the California Utilities’ other postretirement benefit plans. Other than through indexing strategies, the trusts do not invest in securities of Sempra Energy.

The current asset allocation objective for the pension master trust is to protect the funded status of the plans while generating sufficient returns to cover future benefit payments and accruals. We assess the portfolio performance by comparing actual returns with relevant benchmarks. Currently, the pension plans’ asset allocations are

▪	38 percent domestic equity

▪	26 percent international equity

▪	5 percent high yield credit

▪	12 percent intermediate credit

▪	14 percent long credit

▪	5 percent real assets

The asset allocation of the plans is reviewed by our Plan Funding Committee and our Pension and Benefits Investment Committee (the Committees) on a regular basis. When evaluating strategic asset allocations, the Committees consider many variables, including:

▪	long-term cost

▪	variability and level of contributions

▪	funded status

▪	a range of expected outcomes over varying confidence levels

We maintain allocations at strategic levels with reasonable bands of variance. When asset class exposure reaches a minimum or maximum level, we generally rebalance the portfolio back to target allocations, unless the Committees determine otherwise.

Rate of Return Assumption

The expected return on assets in our pension plans and other postretirement benefit plans is based on the weighted-average of the plans’ investment allocations to specific asset classes as of the measurement date, except for the assets in the SDG&E other postretirement benefit plan. We arrive at a 7 percent expected return on assets by considering both the historical and forecasted long-term rates of return on those asset classes. The forecasts are developed using a build-up method that considers real risk-free interest rates, inflation rates and asset class specific risk premiums. We expect a return of between 7 percent and 10 percent on equity securities and between 3 percent and 6 percent for fixed-income securities.

The expected return on assets in the SDG&E other postretirement benefit plan is based on the weighted-average of the expected return on plan assets held in the Voluntary Employee Beneficiary Association (VEBA) trust designated for non-collectively bargained benefits and the expected return on plan assets held in the pension master trust and the collectively bargained VEBA. The expected return on assets for the non-collectively bargained VEBA trust is based on the weighted-average of the expected return on equity securities, as described above, and a 4 percent expected return on fixed income securities, which are all invested in tax-exempt municipal bonds.

Concentration of Risk

Plan assets are fully diversified across global equity and bond markets, and other than what is indicated by the target asset allocations, contain no concentration of risk in any one economic, industry, maturity or geographic sector.

Investment Strategy for SDG&E’s and SoCalGas’ Other Postretirement Benefit Plans

SDG&E’s and SoCalGas’ other postretirement benefit plans are funded by cash contributions from SDG&E and SoCalGas and their current retirees. The assets of these plans are placed into the pension master trust and other VEBA trusts. The assets in the VEBA trusts are invested at an allocation similar to the pension master trust, with 70 percent invested in return-seeking and 30 percent invested in risk-mitigating assets. This allocation has been formulated to best suit the long-term nature of the obligations.

Fair Value of Pension and Other Postretirement Benefit Plan Assets

We classify the investments in Sempra Energy’s pension master trust and the trusts for the California Utilities’ other postretirement benefit plans into:

▪	Level 1, for securities valued using quoted prices from active markets for identical assets;

▪	Level 2, for securities not traded on an active market but for which observable market inputs are readily available; and

▪
Level 3, for securities and investments valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following are descriptions of the valuation methods and assumptions we use to estimate the fair values of investments held by pension and other postretirement benefit plan trusts.

Equity Securities — Equity securities are valued using quoted prices listed on nationally recognized securities exchanges.

Fixed Income Securities — Certain fixed income securities are valued at the closing price reported in the active market in which the security is traded. Other fixed income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

Registered Investment Companies — Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices for equity and certain fixed income securities or are valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks for the remaining fixed income securities.

Common/Collective Trusts — Investments in common/collective trust funds are valued based on the redemption price of units owned, which is based on the current fair value of the funds’ underlying assets.

Private Equity Funds — Investments in private equity funds do not trade in active markets. Fair value is determined by the fund managers, based upon their review of the underlying investments as well as their utilization of discounted cash flows and other valuation models.

Real Estate — Real estate investments are valued on the basis of a discounted cash flows approach, which includes the future rental receipts, expenses, and residual values for the highest and best use of the real estate from a market participant view as rental property.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

We provide more discussion of fair value measurements in Notes 1 and 10. The following tables set forth by level within the fair value hierarchy a summary of the investments in our pension and other postretirement benefit plan trusts measured at fair value on a recurring basis.

The fair values of our pension plan assets by asset category are as follows:

FAIR VALUE MEASUREMENTS — SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2013
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$576	$269	$6	$851
SoCalGas (see table below)	1,157	540	13	1,710
Other Sempra Energy
Equity securities:
Domestic(1)	79	―	―	79
Foreign	52	―	―	52
Registered investment companies	11	―	―	11
Fixed income securities:
U.S. Treasury securities	1	―	―	1
Domestic municipal bonds	―	3	―	3
Foreign government bonds	―	7	―	7
Domestic corporate bonds(2)	―	38	―	38
Foreign corporate bonds	―	13	―	13
Common/collective trusts(3)	―	5	―	5
Other types of investments:
Private equity funds(4) (stated at net asset value)	―	―	2	2
Total other Sempra Energy(5)	143	66	2	211
Total Sempra Energy Consolidated(6)	$1,876	$875	$21	$2,772

	At fair value as of December 31, 2012
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$530	$241	$6	$777
SoCalGas (see table below)	1,074	485	13	1,572
Other Sempra Energy
Equity securities:
Domestic(1)	77	―	―	77
Foreign	54	―	―	54
Registered investment companies	2	―	―	2
Fixed income securities:
Domestic municipal bonds	―	3	―	3
Foreign government bonds	―	5	―	5
Domestic corporate bonds(2)	―	37	―	37
Foreign corporate bonds	―	13	―	13
Common/collective trusts(3)	―	2	―	2
Other types of investments:
Private equity funds(4) (stated at net asset value)	―	―	2	2
Total other Sempra Energy(5)	133	60	2	195
Total Sempra Energy Consolidated(6)	$1,737	$786	$21	$2,544
(1)	Investments in common stock of domestic corporations.
(2)	Bonds of U.S. issuers from diverse industries, primarily investment-grade.
(3)	Investments in common/collective trusts held in Sempra Energy’s Pension Master Trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $1 million at each of December 31, 2013 and 2012.
(6)	Excludes cash and cash equivalents of $17 million and $14 million at December 31, 2013 and 2012, respectively.

FAIR VALUE MEASUREMENTS — SDG&E
(Dollars in millions)
	At fair value as of December 31, 2013
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$317	$	―	$	―	$317
Foreign	211		―		―	211
Foreign preferred	2		―		―	2
Registered investment companies	44		―		―	44
Fixed income securities:
U.S. Treasury securities	2		―		―	2
Domestic municipal bonds	―		11		―	11
Foreign government bonds	―		25		―	25
Domestic corporate bonds(2)	―		152		―	152
Domestic partnership bonds(2)	―		1		―	1
Foreign corporate bonds	―		55		―	55
Common/collective trusts(3)	―		25		―	25
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		6	6
Total investment assets(5)	$576		$269		$6	$851

	At fair value as of December 31, 2012
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$307	$	―	$	―	$307
Foreign	215		―		―	215
Foreign preferred	2		―		―	2
Registered investment companies	6		―		―	6
Fixed income securities:
Domestic municipal bonds	―		12		―	12
Foreign government bonds	―		22		―	22
Domestic corporate bonds(2)	―		147		―	147
Foreign corporate bonds	―		52		―	52
Common/collective trusts(3)	―		8		―	8
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		6	6
Total investment assets(6)	$530		$241		$6	$777
(1)	Investments in common stock of domestic corporations.
(2)	Bonds of U.S. issuers from diverse industries, primarily investment-grade.
(3)	Investments in common/collective trusts held in Sempra Energy’s Pension Master Trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $5 million and transfers payable to other plans of $37 million.
(6)	Excludes cash and cash equivalents of $4 million.

FAIR VALUE MEASUREMENTS — SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2013
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$637	$	―	$	―	$637
Foreign	423		―		―	423
Foreign preferred	4		―		―	4
Registered investment companies	89		―		―	89
Fixed income securities:
U.S. Treasury securities	4		―		―	4
Domestic municipal bonds	―		21		―	21
Foreign government bonds	―		51		―	51
Domestic corporate bonds(2)	―		306		―	306
Domestic partnership bonds(2)	―		2		―	2
Foreign corporate bonds	―		110		―	110
Common/collective trusts(3)	―		50		―	50
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		13	13
Total investment assets(5)	$1,157		$540		$13	$1,710

	At fair value as of December 31, 2012
PENSION PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$622	$	―	$	―	$622
Foreign	436		―		―	436
Foreign preferred	4		―		―	4
Registered investment companies	12		―		―	12
Fixed income securities:
Domestic municipal bonds	―		24		―	24
Foreign government bonds	―		44		―	44
Domestic corporate bonds(2)	―		297		―	297
Foreign corporate bonds	―		105		―	105
Common/collective trusts(3)	―		15		―	15
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		13	13
Total investment assets(6)	$1,074		$485		$13	$1,572
(1)	Investments in common stock of domestic corporations.
(2)	Bonds of U.S. issuers from diverse industries, primarily investment-grade.
(3)	Investments in common/collective trusts held in Sempra Energy’s Pension Master Trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $11 million and transfers receivable from other plans of $37 million.
(6)	Excludes cash and cash equivalents of $9 million.

The fair values by asset category of the postretirement benefit plan assets held in the pension master trust and in the additional trusts for SoCalGas’ postretirement benefit plans and SDG&E’s postretirement benefit plan (PBOP plan trusts) are as follows:

FAIR VALUE MEASUREMENTS — SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2013
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$105	$45	$1	$151
SoCalGas (see table below)	256	581	2	839
Other Sempra Energy
Equity securities:
Domestic(1)	4	―	―	4
Foreign	4	―	―	4
Registered investment companies	4	―	―	4
Fixed income securities:
Domestic corporate bonds(2)	―	3	―	3
Foreign government bonds	―	1	―	1
Foreign corporate bonds	―	1	―	1
Registered investment companies	―	1	―	1
Total other Sempra Energy	12	6	―	18
Total Sempra Energy Consolidated(3)	$373	$632	$3	$1,008

	At fair value as of December 31, 2012
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$87	$38	$1	$126
SoCalGas (see table below)	213	514	2	729
Other Sempra Energy
Equity securities:
Domestic(1)	5	―	―	5
Foreign	1	―	―	1
Foreign preferred	1	―	―	1
Registered investment companies	3	1	―	4
Fixed income securities:
Domestic corporate bonds(2)	―	2	―	2
Foreign government bonds	―	1	―	1
Foreign corporate bonds	―	1	―	1
Total other Sempra Energy	10	5	―	15
Total Sempra Energy Consolidated(4)	$310	$557	$3	$870
(1)	Investments in common stock of domestic corporations.
(2)	Bonds of U.S. issuers from diverse industries, primarily investment-grade.
(3)	Excludes cash and cash equivalents of $4 million, $3 million and $1 million of which is held in SoCalGas and SDG&E PBOP plan trusts, respectively.
(4)	Excludes cash and cash equivalents of $3 million, all of which is held in SoCalGas PBOP plan trusts.

FAIR VALUE MEASUREMENTS — SDG&E
(Dollars in millions)
	At fair value as of December 31, 2013
OTHER POSTRETIREMENT BENEFIT PLAN - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$37	$	―	$	―	$37
Foreign	25		―		―	25
Registered investment companies	43		―		―	43
Fixed income securities:
Domestic municipal bonds(2)	―		3		―	3
Domestic corporate bonds(3)	―		18		―	18
Foreign government bonds	―		3		―	3
Foreign corporate bonds	―		6		―	6
Common/collective trusts(4)	―		3		―	3
Registered investment companies	―		12		―	12
Other types of investments:
Private equity funds(5) (stated at net asset value)	―		―		1	1
Total investment assets(6)	$105		$45		$1	$151

	At fair value as of December 31, 2012
OTHER POSTRETIREMENT BENEFIT PLAN - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$32	$	―	$	―	$32
Foreign	23		―		―	23
Registered investment companies	32		―		―	32
Fixed income securities:
Domestic municipal bonds(2)	―		3		―	3
Domestic corporate bonds(3)	―		15		―	15
Foreign government bonds	―		2		―	2
Foreign corporate bonds	―		5		―	5
Common/collective trusts(4)	―		1		―	1
Registered investment companies	―		12		―	12
Other types of investments:
Private equity funds(5) (stated at net asset value)	―		―		1	1
Total investment assets	$87		$38		$1	$126
(1)	Investments in common stock of domestic corporations.
(2)	Bonds of California municipalities held in SDG&E PBOP plan trusts.
(3)	Bonds of U.S. issuers from diverse industries, primarily investment-grade.
(4) Investment in common/collective trusts held in PBOP plan VEBA trusts.
(5)	Investments in venture capital and real estate funds.
(6)	Excludes cash and cash equivalents of $1 million, all of which is held in SDG&E PBOP plan trusts, and transfers payable to other plans of $6 million.

FAIR VALUE MEASUREMENTS — SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2013
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$128	$	―	$	―	$128
Foreign	83		―		―	83
Foreign preferred	1		―		―	1
Registered investment companies	43		―		―	43
Broad market funds	―		220		―	220
Fixed income securities:
U.S. Treasury securities	1		―		―	1
Domestic municipal bonds	―		4		―	4
Domestic corporate bonds(2)	―		60		―	60
Foreign government bonds	―		10		―	10
Foreign corporate bonds	―		22		―	22
Common/collective trusts(3)	―		262		―	262
Registered investment companies	―		3		―	3
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		2	2
Total investment assets(5)	$256		$581		$2	$839

	At fair value as of December 31, 2012
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1		Level 2		Level 3	Total
Equity securities:
Domestic(1)	$118	$	―	$	―	$118
Foreign	84		―		―	84
Registered investment companies	11		―		―	11
Broad market funds	―		316		―	316
Fixed income securities:
Domestic municipal bonds	―		5		―	5
Domestic corporate bonds(2)	―		57		―	57
Foreign government bonds	―		8		―	8
Foreign corporate bonds	―		20		―	20
Common/collective trusts(3)	―		107		―	107
Registered investment companies	―		1		―	1
Other types of investments:
Private equity funds(4) (stated at net asset value)	―		―		2	2
Total investment assets(6)	$213		$514		$2	$729
(1)	Investments in common stock of domestic corporations.
(2)	Bonds of U.S. issuers from diverse industries, primarily investment-grade.
(3)	Investments in common/collective trusts held in PBOP plan VEBA trusts.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $3 million, all of which is held in SoCalGas PBOP plan trusts, and transfers receivable from other plans of $6 million.
(6)	Excludes cash and cash equivalents of $3 million, all of which is held in SoCalGas PBOP plan trusts.

The investments of the pension master trust allocated to the pension and postretirement benefit plans classified as Level 3 are private equity funds and represent a percentage of each plan’s total allocated assets as follows at December 31:

	Private Equity Funds
	2013				2012
(Dollars in millions)	SDG&E	SoCalGas	All Other	Sempra Energy Consolidated	SDG&E	SoCalGas	All Other	Sempra Energy Consolidated
PENSION PLANS
Total Level 3 investment assets	$6	$13	$2	$21	$6	$13	$2	$21
Percentage of total investment assets	1%	1%	1%	1%	1%	1%	1%	1%
OTHER POSTRETIREMENT BENEFIT PLANS
Total Level 3 investment assets	$1	$2	$-	$3	$1	$2	$-	$3
Percentage of total investment assets	1%	-%	-%	-%	1%	-%	-%	-%

The following table provides a reconciliation of changes in the fair value of investments classified as Level 3:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Private Equity Funds
	SDG&E	SoCalGas		All Other	Sempra Energy Consolidated
PENSION PLANS
Balance as of January 1, 2012	$7	$15		$2	$24
Unrealized gains	2	4		―	6
Sales	(3)	(6)		―	(9)
Balance as of December 31, 2012	6	13		2	21
Realized gains	1	2		―	3
Unrealized losses	(1)	(1)		―	(2)
Sales	―	(1)		―	(1)
Balance as of December 31, 2013	$6	$13		$2	$21
OTHER POSTRETIREMENT BENEFIT PLANS
Balance as of January 1, 2012	$1	$3	$	―	$4
Sales	―	(1)		―	(1)
Balance as of December 31, 2012 and 2013	$1	$2	$	―	$3

Derivative Financial Instruments

In accordance with the Sempra Energy pension investment guidelines, derivative financial instruments are used by the pension master trust’s equity and fixed income portfolio investment managers. Equity index future contracts are typically used to equitize cash.  Foreign currency exchange transactions are used primarily to purchase foreign currency denominated shares or to hedge underlying exposure to foreign currency. Fixed income futures and options may be used as substitutes for certain types of fixed income securities.

Future Payments

We expect to contribute the following amounts to our pension and other postretirement benefit plans in 2014:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Pension plans	$199	$72	$85
Other postretirement benefit plans	12	9	―

The following table shows the total benefits we expect to pay for the next 10 years to current employees and retirees from the plans or from company assets.

	Sempra Energy Consolidated		SDG&E		SoCalGas
		Other		Other		Other
	Pension	Postretirement	Pension	Postretirement	Pension	Postretirement
(Dollars in millions)	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits
2014	$390	$47	$109	$8	$234	$36
2015	335	52	95	9	202	40
2016	329	55	89	10	199	43
2017	317	60	88	11	194	46
2018	308	64	85	12	188	49
2019-2023	1,305	346	381	65	772	261

PROFIT SHARING PLANS

Under Chilean law, Chilquinta Energía is required to pay all employees either (1) 30 percent of Chilquinta Energía’s taxable income after deducting a 10 percent return on equity, allocated in proportion to the annual salary of each employee or (2) 25 percent of each employee’s annual salary, with a maximum mandatory profit sharing of 4.75 months of Chile’s legal minimum salary. Chilquinta Energía has elected the second option but calculates the profit sharing amounts with actual employee salaries instead of the legal minimum salary, resulting in a higher cost. The amounts are paid out each pay period. Chilquinta Energía recorded annual profit sharing expense of $4 million for 2013, $6 million for 2012 and $5 million for 2011 related to this plan.

Under Peruvian law, Luz del Sur is required to pay their employees 5 percent of Luz del Sur’s taxable income, paid once a year and allocated as follows: 50 percent based on each employee’s annual hours worked and 50 percent based on each employee’s annual salary. Luz del Sur recorded annual profit sharing expense of $9 million for 2013, $10 million for 2012 and $9 million for 2011 related to this plan.

SAVINGS PLANS

Sempra Energy offers trusteed savings plans to all domestic employees. Participation in the plans is immediate for salary deferrals for all employees except for the represented employees at SoCalGas, who are eligible upon completion of one year of service. Subject to plan provisions, employees may contribute from one percent to 50 percent of their regular earnings, subject to annual IRS limits, when they begin employment. After one year of the employee’s completed service, Sempra Energy makes matching contributions. Employer contribution amounts and methodology vary by plan, but generally the contributions are equal to 50 percent of the first 6 percent of eligible base salary contributed by employees and, if certain company goals are met, an additional amount related to incentive compensation payments.

Beginning September 1, 2012 for the Sempra Energy, SDG&E and Mobile Gas savings plans and October 1, 2012 for the SoCalGas savings plan, employer contributions are invested based upon each employee’s investment elections in effect at the time of contribution. Prior to that, employer contributions were initially invested in Sempra Energy common stock, but the employee could transfer the contribution to other investments. Contributions are invested in Sempra Energy common stock, mutual funds and/or institutional trusts. Prior to the termination of the ESOP discussed below, employer contributions for substantially all plans were partially funded by the ESOP.

Contributions to the savings plans were as follows:

(Dollars in millions)	2013	2012	2011
Sempra Energy Consolidated	$35	$34	$32
SDG&E	14	16	14
SoCalGas	17	15	14

The market value of Sempra Energy common stock held by the savings plans was $1.3 billion and $1.1 billion at December 31, 2013 and 2012, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Sempra Energy terminated the ESOP effective June 30, 2012, as all ESOP debt was paid and all shares were released from the ESOP Trust as of that date. Prior to the plan’s termination all contributions to the ESOP Trust (Trust) were made by Sempra Energy; there were no contributions made by the participants. The Trust was used to fund part of the retirement savings plan described above. As Sempra Energy made contributions, the ESOP debt service was paid and shares were released in proportion to the total expected debt service. We charged compensation expense and credited equity for the market value of the released shares. Dividends on unallocated shares were used to pay debt service and were applied against the liability. The shares held by the Trust were unallocated and consisted of 0.2 million shares of Sempra Energy common stock with a fair value of $8 million at December 31, 2011.

ESOP debt was paid down by a total of $34 million in 2012 and 2011 when 504,440 shares of Sempra Energy common stock were released from the Trust in order to fund employer contributions to the Sempra Energy savings plan trust. Interest on the ESOP debt was a negligible amount in each of 2012 and 2011. Dividends used for debt service consisted of a negligible amount in 2012 and $1 million in 2011.

NOTE 8. SHARE-BASED COMPENSATION

SEMPRA ENERGY EQUITY COMPENSATION PLANS

Sempra Energy has share-based compensation plans intended to align employee and shareholder objectives related to the long-term growth of Sempra Energy. The plans permit a wide variety of share-based awards, including:

▪	non-qualified stock options

▪	incentive stock options

▪	restricted stock

▪	restricted stock units

▪	stock appreciation rights

▪	performance awards

▪	stock payments

▪	dividend equivalents

Eligible California Utilities employees participate in Sempra Energy’s share-based compensation plans as a component of their compensation package.

In May 2013, shareholders approved the Sempra Energy 2013 Long-Term Incentive Plan (the 2013 Plan). Upon approval, the remaining authorized shares from the Sempra Energy 2008 Long Term Incentive Plan and the 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals were applied to the number of shares authorized in the 2013 Plan.

At December 31, 2013, Sempra Energy had the following types of equity awards outstanding:

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

▪
Performance-Based Restricted Stock Units: These restricted stock unit awards vest in Sempra Energy common stock at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. If Sempra Energy’s total return to shareholders exceeds the target levels established under the 2008 Long Term Incentive Plan for awards granted beginning in 2008 and under the 2013 Long-Term Incentive Plan beginning in May 2013, up to an additional 50 percent of the number of granted restricted stock units may be issued. If Sempra Energy’s total return to shareholders is below the target levels, shares are subject to partial vesting on a pro rata basis. Restricted stock units may also be solely service-based; these are generally exercisable at the end of four years of service. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control under the applicable long-term incentive plan, in accordance with severance pay agreements or upon eligibility for retirement. Dividend equivalents on shares subject to restricted stock units are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock units to which the dividends relate.

▪
Service-Based Restricted Stock Units: Restricted stock units may also be service-based; these generally vest at the end of four years of service. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control under the applicable long-term incentive plan, or in accordance with severance pay agreements. Dividend equivalents on shares subject to restricted stock units are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock units to which the dividends relate.

▪
Restricted Stock: Prior to 2009, substantially all restricted stock awards were performance-based and vested at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. Since 2009, restricted stock awards have been solely service-based and are generally exercisable at the end of four years of service. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control under the applicable long-term incentive plan, in accordance with severance pay agreements or upon eligibility for retirement. Holders of restricted stock have full voting rights. They also have full dividend rights; however, dividends paid on restricted stock held by officers are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock to which the dividends relate.

In April 2013, the IEnova board of directors approved the IEnova 2013 Long-Term Incentive Plan. The purpose of this plan is to align the interests of employees and directors of IEnova with its shareholders. All awards issued from this plan and any related dividend equivalents will settle in cash based on the fair market value of the awards, based on IEnova’s common stock value, upon vesting. In 2013, IEnova issued 1,014,899 restricted stock units from this plan, all of which remain outstanding at December 31, 2013.

SHARE-BASED AWARDS AND COMPENSATION EXPENSE

We measure and recognize compensation expense for all share-based payment awards made to our employees and directors based on estimated fair values on the date of grant. We recognize compensation costs net of an estimated forfeiture rate (based on historical experience) and recognize the compensation costs for non-qualified stock options and restricted stock and stock units on a straight-line basis over the requisite service period of the award, which is generally four years. However, in the year that an employee becomes eligible for retirement, the remaining expense related to the employee’s awards is recognized immediately. Substantially all awards outstanding are classified as equity instruments, therefore we recognize additional paid in capital as we recognize the compensation expense associated with the awards.

At December 31, 2013, 7,210,346 shares were authorized and available for future grants of share-based awards. Our practice is to satisfy share-based awards by issuing new shares rather than by open-market purchases.

Total share-based compensation expense for all of Sempra Energy’s share-based awards was comprised as follows:

SHARE-BASED COMPENSATION EXPENSE ― SEMPRA ENERGY CONSOLIDATED
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2013	2012	2011
Share-based compensation expense, before income taxes	$38	$40	$44
Income tax benefit	(15)	(16)	(18)
Share-based compensation expense, net of income taxes	$23	$24	$26

Net share-based compensation expense, per common share
Basic	$0.09	$0.10	$0.11
Diluted	$0.09	$0.10	$0.11

Sempra Energy Consolidated’s capitalized compensation cost was $4 million in each of 2013, 2012 and 2011.

We classify the tax benefits resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for stock option exercises as financing cash flows.

Sempra Energy subsidiaries record an expense for the plans to the extent that subsidiary employees participate in the plans and/or the subsidiaries are allocated a portion of the Sempra Energy plans’ corporate staff costs. Expenses and capitalized compensation costs recorded by SDG&E and SoCalGas were as follows:

SHARE-BASED COMPENSATION EXPENSE ― SDG&E AND SOCALGAS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
SDG&E:
Compensation expense	$8	$8	$8
Capitalized compensation cost	3	3	3
SoCalGas:
Compensation expense	$8	$7	$9
Capitalized compensation cost	1	1	1

SEMPRA ENERGY NON-QUALIFIED STOCK OPTIONS

We use a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires us to make certain assumptions about selected model inputs. Expected volatility is calculated based on the historical volatility of Sempra Energy’s stock price. We base the average expected life for options on the contractual term of the option and expected employee exercise and post-termination behavior.

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. No new options were granted in 2013, 2012 or 2011.

The following table shows a summary of non-qualified stock options as of December 31, 2013 and activity for the year then ended:

NON-QUALIFIED STOCK OPTIONS

			Weighted-
		Weighted-	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual Term	Intrinsic Value
	Option	Price	(in years)	(in millions)
Outstanding at December 31, 2012	2,701,118	$51.86
Exercised	(1,237,348)	$50.32
Forfeited/canceled	(4,625)	$48.40
Outstanding at December 31, 2013	1,459,145	$53.18	4.0	$53

Vested or expected to vest, at December 31, 2013	1,459,145	$53.18	4.0	$53
Exercisable at December 31, 2013	1,300,745	$52.86	3.8	$48

The aggregate intrinsic value at December 31, 2013 is the total of the difference between Sempra Energy’s closing stock price and the exercise price for all in-the-money options. The aggregate intrinsic value for non-qualified stock options exercised in the last three years was

▪	$41 million in 2013

▪	$45 million in 2012

▪	$23 million in 2011

The total fair value of shares vested in the last three years was

▪	$2 million in 2013

▪	$4 million in 2012

▪	$7 million in 2011

Total compensation cost related to nonvested stock options not yet recognized as of December 31, 2013 was negligible.

We received cash from option exercises during 2013 totaling $62 million. There were no realized tax benefits for the share-based payment award deductions in 2013 over and above the $15 million income tax benefit shown above.

SEMPRA ENERGY RESTRICTED STOCK AWARDS AND UNITS

We use a Monte-Carlo simulation model to estimate the fair value of the restricted stock awards and units. Our determination of fair value is affected by the volatility of the stock price and the dividend yields for Sempra Energy and its peer group companies. The valuation also is affected by the risk-free rates of return, and a number of other variables. Below are key assumptions for 2013, 2012 and 2011 for Sempra Energy:

	2013	2012	2011
Risk-free rate of return	0.6%	0.6%	1.5%
Annual dividend yield	3.3%	3.4%	3.0%
Stock price volatility	19%	27%	27%

Restricted Stock Awards

We provide below a summary of Sempra Energy’s restricted stock awards as of December 31, 2013 and the activity during the year.

RESTRICTED STOCK AWARDS

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Nonvested at December 31, 2012	24,689	$56.59
Granted	4,617	$75.82
Vested	(11,837)	$55.49
Nonvested at December 31, 2013	17,469	$62.43
Vested or expected to vest, at December 31, 2013	17,469	$62.43

Total compensation cost of $1 million related to nonvested restricted stock awards not yet recognized as of December 31, 2013 is expected to be recognized over a weighted average period of 1.5 years. The weighted-average per-share fair value for restricted stock awards granted was $57.81 in 2012 and $52.96 in 2011.

The total fair value of shares vested in the last three years was

▪	$1 million in 2013

▪	$1 million in 2012

▪	$28 million in 2011

Restricted Stock Units

We provide below a summary of Sempra Energy’s restricted stock units as of December 31, 2013 and the activity during the year.

RESTRICTED STOCK UNITS

	Performance-Based		Service-Based
	Restricted Stock Units		Restricted Stock Units
		Weighted-		Weighted-
		Average		Average
		Grant-Date		Grant-Date
	Units	Fair Value	Units	Fair Value
Nonvested at December 31, 2012	3,400,033	$42.72	135,241	$55.42
Granted	657,168	$57.55	107,718	$72.71
Vested	(864,100)	$36.04	(24,751)	$61.97
Forfeited	(28,540)	$50.55	(2,610)	$56.23
Nonvested at December 31, 2013(1)	3,164,561	$47.55	215,598	$63.30
Vested or expected to vest, at December 31, 2013	3,107,020	$47.45	203,655	$63.12
(1)
Each unit represents the right to receive one share of our common stock if applicable performance conditions are satisfied. For all performance-based restricted stock units, up to an additional 50 percent of the shares represented by the units may be issued if Sempra Energy exceeds target performance conditions.

The total fair value of shares vested in 2013 was $33 million.

The $29 million of total compensation cost related to nonvested restricted stock units not yet recognized as of December 31, 2013 is expected to be recognized over a weighted-average period of 2.4 years. The weighted-average per-share fair values for restricted stock units granted were $50.17 in 2012 and $42.35 in 2011.

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative instruments primarily to manage exposures arising in the normal course of business. Our principal exposures are commodity market risk and benchmark interest rate risk. We may also manage foreign exchange rate exposures using derivatives. Our use of derivatives for these risks is integrated into the economic management of our anticipated revenues, anticipated expenses, assets and liabilities. Derivatives may be effective in mitigating these risks (1) that could lead to declines in anticipated revenues or increases in anticipated expenses, or (2) that our asset values may fall or our liabilities increase. Accordingly, our derivative activity summarized below generally represents an impact that is intended to offset associated revenues, expenses, assets or liabilities that are not presented below.

We record all derivatives at fair value on the Consolidated Balance Sheets. We designate each derivative as (1) a cash flow hedge, (2) a fair value hedge, or (3) undesignated. Depending on the applicability of hedge accounting and, for the California Utilities and other operations subject to regulatory accounting, the requirement to pass impacts through to customers, the impact of derivative instruments may be offset in other comprehensive income (cash flow hedge), on the balance sheet (fair value hedges and regulatory offsets), or recognized in earnings. We classify cash flows from the settlements of derivative instruments as operating activities on the Consolidated Statements of Cash Flows.

In certain cases, we apply the normal purchase or sale exception to derivative accounting and have other commodity contracts that are not derivatives. These contracts are not recorded at fair value and are therefore excluded from the disclosures below.

HEDGE ACCOUNTING

We may designate a derivative as a cash flow hedging instrument if it effectively converts anticipated revenues or expenses to a fixed dollar amount. We may utilize cash flow hedge accounting for derivative commodity instruments, foreign currency instruments and interest rate instruments. Designating cash flow hedges is dependent on the business context in which the instrument is being used, the effectiveness of the instrument in offsetting the risk that a given future revenue or expense item may vary, and other criteria.

We may designate an interest rate derivative as a fair value hedging instrument if it effectively converts our own debt from a fixed interest rate to a variable rate. The combination of the derivative and debt instrument results in fixing that portion of the fair value of the debt that is related to benchmark interest rates. Designating fair value hedges is dependent on the instrument being used, the effectiveness of the instrument in offsetting changes in the fair value of our debt instruments, and other criteria.

ENERGY DERIVATIVES

Our market risk is primarily related to natural gas and electricity price volatility and the specific physical locations where we transact. We use energy derivatives to manage these risks. The use of energy derivatives in our various businesses depends on the particular energy market, and the operating and regulatory environments applicable to the business.

▪
The California Utilities use natural gas energy derivatives, on their customers’ behalf, with the objective of managing price risk and basis risks, and lowering natural gas costs. These derivatives include fixed price natural gas positions, options, and basis risk instruments, which are either exchange-traded or over-the-counter financial instruments. This activity is governed by risk management and transacting activity plans that have been filed with and approved by the CPUC. Natural gas derivative activities are recorded as commodity costs that are offset by regulatory account balances and are recovered in rates. Net commodity cost impacts on the Consolidated Statements of Operations are reflected in Cost of Electric Fuel and Purchased Power or in Cost of Natural Gas.

▪
SDG&E is allocated and may purchase congestion revenue rights (CRRs), which serve to reduce the regional electricity price volatility risk that may result from local transmission capacity constraints. Unrealized gains and losses do not impact earnings, as they are offset by regulatory account balances. Realized gains and losses associated with CRRs are recorded in Cost of Electric Fuel and Purchased Power, which is recoverable in rates, on the Consolidated Statements of Operations.

▪
Sempra Mexico and Sempra Natural Gas may use natural gas and electricity derivatives, as appropriate, to optimize the earnings of their assets which support the following businesses: LNG, natural gas transportation, power generation, and Sempra Natural Gas’ storage. Gains and losses associated with undesignated derivatives are recognized in Energy-Related Businesses Revenues or in Cost of Natural Gas, Electric Fuel and Purchased Power on the Consolidated Statements of Operations. Certain of these derivatives may also be designated as cash flow hedges. Sempra Mexico also uses natural gas energy derivatives with the objective of managing price risk and lowering natural gas prices at its Mexican distribution operations. These derivatives, which are recorded as commodity costs that are offset by regulatory account balances and recovered in rates, are recognized in Cost of Natural Gas on the Consolidated Statements of Operations.

▪	From time to time, our various businesses, including the California Utilities, may use other energy derivatives to hedge exposures such as the price of vehicle fuel.

We summarize net energy derivative volumes at December 31, 2013 and 2012 as follows:

	December 31,
Segment and Commodity	2013	2012
California Utilities:
SDG&E:
Natural gas	43 million MMBtu	25 million MMBtu	(1)
Congestion revenue rights	33 million MWh	30 million MWh	(2)
SoCalGas - natural gas	2 million MMBtu	―

Energy-Related Businesses:
Sempra Natural Gas:
Electric power	1 million MWh	1 million MWh
Natural gas	15 million MMBtu	36 million MMBtu
Sempra Mexico - natural gas	―	1 million MMBtu
(1)	Million British thermal units
(2)	Megawatt hours

In addition to the amounts noted above, we frequently use commodity derivatives to manage risks associated with the physical locations of our assets and other contractual obligations, such as natural gas purchases and sales.

INTEREST RATE DERIVATIVES

We are exposed to interest rates primarily as a result of our current and expected use of financing. We periodically enter into interest rate derivative agreements intended to moderate our exposure to interest rates and to lower our overall costs of borrowing. We utilize interest rate swaps typically designated as fair value hedges, as a means to achieve our targeted level of variable rate debt as a percent of total debt. In addition, we may utilize interest rate swaps, typically designated as cash flow hedges, to lock in interest rates on outstanding debt or in anticipation of future financings.

Interest rate derivatives are utilized by the California Utilities as well as by other Sempra Energy subsidiaries. Although the California Utilities generally recover borrowing costs in rates over time, the use of interest rate derivatives is subject to certain regulatory constraints, and the impact of interest rate derivatives may not be recovered from customers as timely as described above with regard to natural gas derivatives. Accordingly, interest rate derivatives are generally accounted for as hedges at the California Utilities, as well as at the rest of Sempra Energy’s subsidiaries. Separately, Otay Mesa VIE has entered into interest rate swap agreements to moderate its exposure to interest rate changes. This activity was designated as a cash flow hedge as of April 1, 2011.

At December 31, 2013 and 2012, the net notional amounts of our interest rate derivatives, excluding the cross-currency swaps discussed below, were:

	December 31, 2013		December 31, 2012
(Dollars in millions)	Notional Debt	Maturities	Notional Debt	Maturities
Sempra Energy Consolidated
Cash flow hedges(1)	$413	2014-2028	$439	2013-2028
Fair value hedges	300	2016	500	2013-2016
SDG&E
Cash flow hedge(1)	335	2019	345	2019
(1)	Includes Otay Mesa VIE. All of SDG&E’s interest rate derivatives relate to Otay Mesa VIE.

FOREIGN CURRENCY DERIVATIVES

We are exposed to exchange rate movements at our Mexican subsidiaries, which have U.S. dollar denominated cash balances, receivables and payables (monetary assets and liabilities) that give rise to Mexican currency exchange rate movements for Mexican income tax purposes. These subsidiaries also have deferred income tax assets and liabilities that are denominated in the Mexican peso, which must be translated into U.S. dollars for financial reporting purposes. From time to time, we may utilize short-term foreign currency derivatives at our subsidiaries and at the consolidated level as a means to manage the risk of exposure to significant fluctuations in our income tax expense from these impacts. We may also utilize cross-currency swaps to hedge exposure related to Mexican peso-denominated debt at our Mexican subsidiaries. On February 14, 2013, Sempra Mexico entered into cross-currency swap agreements, which were designated as cash flow hedges. We discuss the notional amount of the swaps in Note 5.

In addition, Sempra South American Utilities may utilize foreign currency derivatives at its subsidiaries and joint ventures as a means to manage foreign currency rate risk.  We discuss such swaps at Chilquinta Energía’s Eletrans joint venture investment in Note 4.

FINANCIAL STATEMENT PRESENTATION

Each Consolidated Balance Sheet reflects the offsetting of net derivative positions and cash collateral with the same counterparty when management believes a legal right of offset exists. The following tables provide the fair values of derivative instruments on the Consolidated Balance Sheets at December 31, 2013 and 2012, including the amount of cash collateral receivables that were not offset, as the cash collateral is in excess of liability positions.

DERIVATIVE INSTRUMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2013
							Deferred
							credits
		Current			Current		and other
		assets:			liabilities:		liabilities:
		Fixed-price		Investments	Fixed-price		Fixed-price
		contracts		and other	contracts		contracts
		and other		assets:	and other		and other
		derivatives(1)		Sundry	derivatives(2)		derivatives
Sempra Energy Consolidated:
Derivatives designated as hedging instruments:
Interest rate and foreign exchange instruments(3)		$14		$12	$(18)		$(75)
Derivatives not designated as hedging instruments:
Interest rate and foreign exchange instruments		8		22	(7)		(17)
Commodity contracts not subject to rate recovery		47		7	(51)		(5)
Associated offsetting commodity contracts		(43)		(5)	43		5
Associated offsetting cash collateral		―		―	1		―
Commodity contracts subject to rate recovery		35		72	(10)		(8)
Associated offsetting commodity contracts		(3)		(2)	3		2
Net amounts presented on the balance sheet		58		106	(39)		(98)
Additional cash collateral for commodity contracts
not subject to rate recovery		17		―	―		―
Additional cash collateral for commodity contracts
subject to rate recovery		31		―	―		―
Total		$106		$106	$(39)		$(98)
SDG&E:
Derivatives designated as hedging instruments:
Interest rate instruments(3)	$	―	$	―	$(16)		$(39)
Derivatives not designated as hedging instruments:
Commodity contracts subject to rate recovery		34		72	(9)		(8)
Associated offsetting commodity contracts		(3)		(2)	3		2
Net amounts presented on the balance sheet		31		70	(22)		(45)
Additional cash collateral for commodity contracts
not subject to rate recovery		1		―	―		―
Additional cash collateral for commodity contracts
subject to rate recovery		29		―	―		―
Total		$61		$70	$(22)		$(45)
SoCalGas:
Derivatives not designated as hedging instruments:
Commodity contracts subject to rate recovery		$1	$	―	$(1)	$	―
Net amounts presented on the balance sheet		1		―	(1)		―
Additional cash collateral for commodity contracts
not subject to rate recovery		2		―	―		―
Additional cash collateral for commodity contracts
subject to rate recovery		2		―	―		―
Total		$5	$	―	$(1)	$	―
(1) Included in Current Assets: Other for SoCalGas.
(2) Included in Current Liabilities: Other for SoCalGas.
(3)	Includes Otay Mesa VIE. All of SDG&E’s amounts relate to Otay Mesa VIE.

DERIVATIVE INSTRUMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2012
							Deferred
							credits
		Current			Current		and other
		assets:			liabilities:		liabilities:
		Fixed-price		Investments	Fixed-price		Fixed-price
		contracts		and other	contracts		contracts
		and other		assets:	and other		and other
		derivatives(1)		Sundry	derivatives(2)		derivatives
Sempra Energy Consolidated:
Derivatives designated as hedging instruments:
Interest rate instruments(3)		$7		$12	$(19)		$(64)
Commodity contracts not subject to rate recovery		1		―	―		―
Derivatives not designated as hedging instruments:
Interest rate instruments		8		40	(8)		(35)
Commodity contracts not subject to rate recovery		117		15	(116)		(27)
Associated offsetting commodity contracts		(102)		(12)	102		12
Associated offsetting cash collateral		―		―	4		7
Commodity contracts subject to rate recovery		30		35	(35)		(1)
Associated offsetting commodity contracts		(4)		―	4		―
Associated offsetting cash collateral		―		―	22		1
Net amounts presented on the balance sheet		57		90	(46)		(107)
Additional cash collateral for commodity contracts
not subject to rate recovery		22		―	―		―
Additional cash collateral for commodity contracts
subject to rate recovery		13		―	―		―
Total		$92		$90	$(46)		$(107)
SDG&E:
Derivatives designated as hedging instruments:
Interest rate instruments(3)	$	―	$	―	$(17)		$(64)
Derivatives not designated as hedging instruments:
Commodity contracts subject to rate recovery		28		35	(33)		(1)
Associated offsetting commodity contracts		(3)		―	3		―
Associated offsetting cash collateral		―		―	22		1
Net amounts presented on the balance sheet		25		35	(25)		(64)
Additional cash collateral for commodity contracts
not subject to rate recovery		1		―	―		―
Additional cash collateral for commodity contracts
subject to rate recovery		12		―	―		―
Total		$38		$35	$(25)		$(64)
SoCalGas:
Derivatives not designated as hedging instruments:
Commodity contracts subject to rate recovery		$2	$	―	$(2)	$	―
Associated offsetting commodity contracts		(1)		―	1		―
Net amounts presented on the balance sheet		1		―	(1)		―
Additional cash collateral for commodity contracts
not subject to rate recovery		2		―	―		―
Additional cash collateral for commodity contracts
subject to rate recovery		1		―	―		―
Total		$4	$	―	$(1)	$	―
(1) Included in Current Assets: Other for SoCalGas.
(2) Included in Current Liabilities: Other for SoCalGas.
(3)	Includes Otay Mesa VIE. All of SDG&E’s amounts relate to Otay Mesa VIE.

The effects of derivative instruments designated as hedges on the Consolidated Statements of Operations and on Other Comprehensive Income (OCI) and Accumulated Other Comprehensive Income (AOCI) for the years ended December 31 were:

FAIR VALUE HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
		Gain (loss) on derivatives recognized in earnings
		Years ended December 31,
	Location	2013		2012		2011
Sempra Energy Consolidated:
Interest rate instruments	Interest Expense		$8		$6	$9
Interest rate instruments	Other Income, Net		(7)		3	13
Total(1)			$1		$9	$22
SoCalGas:
Interest rate instrument	Interest Expense	$	―	$	―	$1
Interest rate instrument	Other Income, Net		―		―	(3)
Total(1)		$	―	$	―	$(2)
(1)
There has been no hedge ineffectiveness on these swaps. Changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt.

CASH FLOW HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Pretax gain (loss) recognized in OCI							Gain (loss) reclassified from AOCI into earnings
	(effective portion)							(effective portion)
	Years ended December 31,							Years ended December 31,
		2013		2012		2011	Location	2013	2012	2011
Sempra Energy Consolidated:
Interest rate and foreign
exchange instruments(1)		$1		$(22)		$(42)	Interest Expense	$(11)	$(9)	$(8)
							Equity Earnings (Losses),
Interest rate instruments		15		(10)		(32)	Before Income Tax	(10)	(6)	(5)
Commodity contracts not							Cost of Natural Gas, Electric
subject to rate recovery		(4)		(1)		―	Fuel and Purchased Power	1	―	―
Total		$12		$(33)		$(74)		$(20)	$(15)	$(13)
SDG&E:
Interest rate instruments(1)		$8		$(16)		$(40)	Interest Expense	$(9)	$(5)	$(5)
SoCalGas:
Interest rate instrument	$	―	$	―	$	―	Interest Expense	$(1)	$(2)	$(3)
(1)	Amounts include Otay Mesa VIE. All of SDG&E’s interest rate derivative activity relates to Otay Mesa VIE. There was a negligible amount of ineffectiveness related to these swaps.

For Sempra Energy Consolidated we expect that losses of $23 million, which are net of income tax benefit, that are currently recorded in AOCI (including $12 million in noncontrolling interests) related to cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings. Actual amounts ultimately reclassified into earnings depend on the interest rates in effect when derivative contracts that are currently outstanding mature. The Sempra Energy Consolidated amount includes $11 million at SDG&E in noncontrolling interest related to Otay Mesa VIE.

SoCalGas expects that losses of $1 million, which are net of income tax benefit, that are currently recorded in AOCI related to cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings.

For all forecasted transactions, the maximum term over which we are hedging exposure to the variability of cash flows at December 31, 2013 is approximately 15 years and 5 years for Sempra Energy and SDG&E, respectively. The maximum term of hedged interest rate variability related to debt at Sempra Renewables’ equity method investees is 22 years.

We recorded $1 million of hedge ineffectiveness in 2013, $2 million of hedge ineffectiveness in 2012 and negligible hedge ineffectiveness in 2011.

The effects of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations for the years ended December 31 were:

UNDESIGNATED DERIVATIVE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
		Gain (loss) on derivatives recognized in earnings
		Years ended December 31,
	Location	2013		2012		2011
Sempra Energy Consolidated:
Interest rate and foreign
exchange instruments(1)	Other Income, Net		$17		$10	$(14)
Foreign exchange instruments	Equity Earnings, Net of Income Tax		(4)		―	―
Commodity contracts not subject	Revenues: Energy-Related
to rate recovery	Businesses		(1)		7	30
Commodity contracts not subject	Cost of Natural Gas, Electric
to rate recovery	Fuel and Purchased Power		―		―	1
Commodity contracts not subject
to rate recovery	Other Operation and Maintenance		1		1	1
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power		53		69	(14)
Commodity contracts subject
to rate recovery	Cost of Natural Gas		―		(2)	(2)
Total			$66		$85	$2
SDG&E:
Interest rate instruments(1)	Other Income, Net	$	―	$	―	$(1)
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power		53		69	(14)
Total			$53		$69	$(15)
SoCalGas:
Commodity contracts not subject
to rate recovery	Operation and Maintenance		$1		$1	$1
Commodity contracts subject
to rate recovery	Cost of Natural Gas		―		(2)	(2)
Total			$1		$(1)	$(1)
(1)	Amount for 2011 is related to Otay Mesa VIE. Sempra Energy Consolidated also includes additional instruments.

CONTINGENT FEATURES

For Sempra Energy and SDG&E, certain of our derivative instruments contain credit limits which vary depending upon our credit ratings. Generally, these provisions, if applicable, may reduce our credit limit if a specified credit rating agency reduces our ratings. In certain cases, if our credit ratings were to fall below investment grade, the counterparty to these derivative liability instruments could request immediate payment or demand immediate and ongoing full collateralization.

For Sempra Energy, the total fair value of this group of derivative instruments in a net liability position at December 31, 2013 and 2012 is $3 million and $8 million, respectively. At December 31, 2013, if the credit ratings of Sempra Energy were reduced below investment grade, $3 million of additional assets could be required to be posted as collateral for these derivative contracts.

For SDG&E, the total fair value of this group of derivative instruments in a net liability position at December 31, 2013 and 2012 is $3 million and $6 million, respectively. At December 31, 2013, if the credit ratings of SDG&E were reduced below investment grade, $3 million of additional assets could be required to be posted as collateral for these derivative contracts.

For Sempra Energy, SDG&E and SoCalGas, some of our derivative contracts contain a provision that would permit the counterparty, in certain circumstances, to request adequate assurance of our performance under the contracts. Such additional assurance, if needed, is not material and is not included in the amounts above.

NOTE 10. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measures

The three tables below, by level within the fair value hierarchy, set forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013 and 2012. We classify financial assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities, and their placement within the fair value hierarchy levels.

The fair value of commodity derivative assets and liabilities is presented in accordance with our netting policy, as we discuss in Note 9 under “Financial Statement Presentation.”

The determination of fair values, shown in the tables below, incorporates various factors, including but not limited to, the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests).

Our financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2013 and 2012 in the tables below include the following:

▪
Nuclear decommissioning trusts reflect the assets of SDG&E’s nuclear decommissioning trusts, excluding cash balances. A third party trustee values the trust assets using prices from a pricing service based on a market approach. We validate these prices by comparison to prices from other independent data sources. Equity and certain debt securities are valued using quoted prices listed on nationally recognized securities exchanges or based on closing prices reported in the active market in which the identical security is traded (Level 1). Other debt securities are valued based on yields that are currently available for comparable securities of issuers with similar credit ratings (Level 2).

▪
We enter into commodity contracts and interest rate derivatives primarily as a means to manage price exposures. We may also manage foreign exchange rate exposures using derivatives. We primarily use a market approach with market participant assumptions to value these derivatives. Market participant assumptions include those about risk, and the risk inherent in the inputs to the valuation techniques. These inputs can be readily observable, market corroborated, or generally unobservable. We have exchange-traded derivatives that are valued based on quoted prices in active markets for the identical instruments (Level 1). We also may have other commodity derivatives that are valued using industry standard models that consider quoted forward prices for commodities, time value, current market and contractual prices for the underlying instruments, volatility factors, and other relevant economic measures (Level 2). All Level 3 recurring items are related to CRRs at SDG&E, as we discuss below under “Level 3 Information.” We record commodity derivative contracts that are subject to rate recovery as commodity costs that are offset by regulatory account balances and are recovered in rates.

▪	Investments include marketable securities that we value using a market approach based on closing prices reported in the active market in which the identical security is traded (Level 1).

There were no transfers into or out of Level 1, Level 2 or Level 3 for Sempra Energy Consolidated, SDG&E or SoCalGas during the periods presented, nor any changes in valuation techniques used in recurring fair value measurements.

RECURRING FAIR VALUE MEASURES ― SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2013
		Level 1		Level 2		Level 3		Netting(1)	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$614	$	―	$	―	$	―	$614
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		59		58		―		―	117
Municipal bonds		―		111		―		―	111
Other securities		―		153		―		―	153
Total debt securities		59		322		―		―	381
Total nuclear decommissioning trusts(2)		673		322		―		―	995
Interest rate instruments		―		56		―		―	56
Commodity contracts subject to rate recovery		2		1		99		31	133
Commodity contracts not subject to rate recovery		1		5		―		17	23
Total		$676		$384		$99		$48	$1,207
Liabilities:
Interest rate and foreign exchange instruments	$	―		$117	$	―	$	―	$117
Commodity contracts subject to rate recovery		―		13		―		―	13
Commodity contracts not subject to rate recovery		4		8		―		(5)	7
Total		$4		$138	$	―		$(5)	$137

	At fair value as of December 31, 2012
		Level 1		Level 2		Level 3		Netting(1)	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$539	$	―	$	―	$	―	$539
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		87		69		―		―	156
Municipal bonds		―		63		―		―	63
Other securities		―		130		―		―	130
Total debt securities		87		262		―		―	349
Total nuclear decommissioning trusts(2)		626		262		―		―	888
Interest rate instruments		―		68		―		―	68
Commodity contracts subject to rate recovery		―		―		61		13	74
Commodity contracts not subject to rate recovery		13		8		―		22	43
Investments		1		―		―		―	1
Total		$640		$338		$61		$35	$1,074
Liabilities:
Interest rate instruments	$	―		$126	$	―	$	―	$126
Commodity contracts subject to rate recovery		23		9		―		(23)	9
Commodity contracts not subject to rate recovery		6		23		―		(11)	18
Total		$29		$158	$	―		$(34)	$153
(1)	Includes the effect of the contractual ability to settle contracts under master netting agreements and with cash collateral, as well as cash collateral not offset.
(2) Excludes cash balances and cash equivalents.

RECURRING FAIR VALUE MEASURES ― SDG&E
(Dollars in millions)
	At fair value as of December 31, 2013
		Level 1		Level 2		Level 3		Netting(1)	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$614	$	―	$	―	$	―	$614
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		59		58		―		―	117
Municipal bonds		―		111		―		―	111
Other securities		―		153		―		―	153
Total debt securities		59		322		―		―	381
Total nuclear decommissioning trusts(2)		673		322		―		―	995
Commodity contracts subject to rate recovery		1		1		99		29	130
Commodity contracts not subject to rate recovery		―		―		―		1	1
Total		$674		$323		$99		$30	$1,126

Liabilities:
Interest rate instruments	$	―		$55	$	―	$	―	$55
Commodity contracts subject to rate recovery		―		12		―		―	12
Total	$	―		$67	$	―	$	―	$67

	At fair value as of December 31, 2012
		Level 1		Level 2		Level 3		Netting(1)	Total
Assets:
Nuclear decommissioning trusts
Equity securities		$539	$	―	$	―	$	―	$539
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies		87		69		―		―	156
Municipal bonds		―		63		―		―	63
Other securities		―		130		―		―	130
Total debt securities		87		262		―		―	349
Total nuclear decommissioning trusts(2)		626		262		―		―	888
Commodity contracts subject to rate recovery		―		―		61		12	73
Commodity contracts not subject to rate recovery		―		―		―		1	1
Total		$626		$262		$61		$13	$962

Liabilities:
Interest rate instruments	$	―		$81	$	―	$	―	$81
Commodity contracts subject to rate recovery		23		8		―		(23)	8
Total		$23		$89	$	―		$(23)	$89
(1)	Includes the effect of the contractual ability to settle contracts under master netting agreements and with cash collateral, as well as cash collateral not offset.
(2) Excludes cash balances and cash equivalents.

RECURRING FAIR VALUE MEASURES ― SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2013
		Level 1		Level 2		Level 3		Netting(1)	Total
Assets:
Commodity contracts subject to rate recovery		$1	$	―	$	―		$2	$3
Commodity contracts not subject to rate recovery		―		―		―		2	2
Total		$1	$	―	$	―		$4	$5

Liabilities:
Commodity contracts subject to rate recovery	$	―		$1	$	―	$	―	$1
Total	$	―		$1	$	―	$	―	$1

	At fair value as of December 31, 2012
		Level 1		Level 2		Level 3		Netting(1)	Total
Assets:
Commodity contracts subject to rate recovery	$	―	$	―	$	―		$1	$1
Commodity contracts not subject to rate recovery		1		―		―		2	3
Total		$1	$	―	$	―		$3	$4

Liabilities:
Commodity contracts subject to rate recovery	$	―		$1	$	―	$	―	$1
Total	$	―		$1	$	―	$	―	$1
(1)	Includes the effect of the contractual ability to settle contracts under master netting agreements and with cash collateral, as well as cash collateral not offset.

Level 3 Information

The following table sets forth reconciliations of changes in the fair value of CRRs classified as Level 3 in the fair value hierarchy for Sempra Energy Consolidated and SDG&E:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Balance as of January 1	$61	$23	$2
Realized and unrealized gains	11	31	32
Allocated transmission instruments	51	58	7
Settlements	(24)	(51)	(18)
Balance as of December 31	$99	$61	$23
Change in unrealized gains or losses relating to
instruments still held at December 31	$11	$17	$17

SDG&E’s Energy and Fuel Procurement department, in conjunction with SDG&E’s finance group, is responsible for determining the appropriate fair value methodologies used to value and classify CRRs on an ongoing basis. Inputs used to determine the fair value of CRRs are reviewed and compared with market conditions to determine reasonableness. SDG&E expects all costs related to CRRs to be recoverable through customer rates. As such, there is no impact to earnings from changes in the fair value of these instruments.

CRRs are recorded at fair value based almost entirely on the most current auction prices published by the California Independent System Operator (ISO), an objective source. The impact associated with discounting is negligible. Because auction prices are a less observable input, these instruments are classified as Level 3. At December 31, 2013, the auction prices ranged from $(6) per MWh to $12 per MWh at a given location, and the fair value of these instruments is derived from auction price differences between two locations. At December 31, 2012, the auction prices ranged from $(11) per MWh to $12 per MWh. Positive values between two locations represent expected future reductions in congestion costs, whereas negative values between two locations represent expected future charges. Valuation of our CRRs is sensitive to a change in auction price. If auction prices at one location increase (decrease) relative to another location, this could result in a higher (lower) fair value measurement. We summarize CRR volumes in Note 9. Realized gains and losses associated with CRRs are recorded in Cost of Electric Fuel and Purchased Power, which is recoverable in rates, on the Consolidated Statements of Operations. Unrealized gains and losses are recorded as regulatory assets and liabilities and therefore also do not affect earnings.

Derivative Positions Net of Cash Collateral

Each Consolidated Balance Sheet reflects the offsetting of net derivative positions with fair value amounts for cash collateral with the same counterparty when management believes a legal right of offset exists.

The following table provides the amount of fair value of cash collateral receivables that were not offset in the Consolidated Balance Sheets at December 31, 2013 and 2012:

	December 31,
(Dollars in millions)	2013	2012
Sempra Energy Consolidated	$48	$35
SDG&E	30	13
SoCalGas	4	3

Fair Value of Financial Instruments

The fair values of certain of our financial instruments (cash, temporary investments, accounts and notes receivable, dividends and accounts payable, short-term debt and customer deposits) approximate their carrying amounts. Investments in life insurance contracts that we hold in support of our Supplemental Executive Retirement, Cash Balance Restoration and Deferred Compensation Plans are carried at cash surrender values, which represent the amount of cash that could be realized under the contracts. The following table provides the carrying amounts and fair values of certain other financial instruments at December 31:

FAIR VALUE OF FINANCIAL INSTRUMENTS
(Dollars in millions)
	December 31, 2013
	Carrying	Fair Value
	Amount	Level 1		Level 2	Level 3		Total
Sempra Energy Consolidated:
Total long-term debt(1)	$12,022	$	―	$11,925		$751	$12,676
Preferred stock of subsidiary	20		―	20		―	20
SDG&E:
Total long-term debt(2)	$4,386	$	―	$4,226		$335	$4,561
SoCalGas:
Total long-term debt(3)	$1,413	$	―	$1,469	$	―	$1,469
Preferred stock	22		―	22		―	22

	December 31, 2012
	Carrying	Fair Value
	Amount	Level 1		Level 2	Level 3		Total
Sempra Energy Consolidated:
Investments in affordable housing partnerships(4)	$12	$	―	$ ―		$36	$36
Total long-term debt(1)	11,873		―	12,287		956	13,243
Preferred stock of subsidiaries	99		―	107		―	107
SDG&E:
Total long-term debt(2)	$4,135	$	―	$4,243		$345	$4,588
Contingently redeemable preferred stock(5)	79		―	85		―	85
SoCalGas:
Total long-term debt(3)	$1,413	$	―	$1,599	$	―	$1,599
Preferred stock	22		―	24		―	24
(1)
Before reductions for unamortized discount (net of premium) of $17 million and $16 million at December 31, 2013 and 2012, respectively, and excluding build-to-suit and capital leases of $195 million and capital leases of $189 million at December 31, 2013 and 2012, respectively, and commercial paper classified as long-term debt of $200 million and $300 million at December 31, 2013 and 2012, respectively. We discuss our long-term debt in Note 5.

(2)
Before reductions for unamortized discount of $11 million and $12 million at December 31, 2013 and 2012, respectively, and excluding capital leases of $179 million and $185 million at December 31, 2013, respectively.

(3)	Before reductions for unamortized discount of $4 million at both December 31, 2013 and 2012 and excluding capital leases of $2 million and $4 million at December 31, 2013 and 2012, respectively.
(4)	Investments in affordable housing partnerships at Parent and Other. At December 31, 2013, the carrying amount and fair value of these investments were negligible.
(5)	On October 15, 2013, SDG&E redeemed all outstanding shares of its contingently redeemable preferred stock for $82 million. We discuss the redemption in Note 11.

We base the fair value of certain long-term debt and preferred stock on a market approach using quoted market prices for identical or similar securities in thinly-traded markets (Level 2). We value other long-term debt using an income approach based on the present value of estimated future cash flows discounted at rates available for similar securities (Level 3).

We calculate the fair value of our investments in affordable housing partnerships using an income approach based on the present value of estimated future cash flows discounted at rates available for similar investments (Level 3).

Non-Recurring Fair Value Measures – Sempra Energy Consolidated

We discuss non-recurring fair value measures and the associated accounting impact on our investments in Rockies Express and RBS Sempra Commodities in Note 4.

Rockies Express

In 2012, we recorded a $400 million pretax impairment of our investment in Rockies Express. In the second quarter of 2012, the noncash impairment charge of $300 million ($179 million after-tax) primarily resulted from the continuing decline in basis differential associated with shale gas production zones coming on line, assumptions related to the re-contracting of the long-term transportation agreements, and the refinancing of the existing project level debt, discussed further below. The fair value measurement was significantly impacted by unobservable inputs (Level 3) as defined by the accounting guidance for fair value measurements, which we discuss in Note 1 under “Fair Value Measurements.” We considered a market participant’s view of the total value for Rockies Express, based on an estimation of the future cash distributions it would be able to generate, adjusted for our 25-percent ownership interest. To estimate future cash distributions, we considered factors impacting Rockies Express’ ability to pay future distributions including:

▪	the extent to which future cash flows are hedged by capacity sales contracts and their duration (generally through 2019), as well as the creditworthiness of the various counterparties;

▪	Rockies Express’ future financing needs, including the ability to secure borrowings at reasonable rates as well as potentially using operating cash to retire principal;

▪
prospects for generating attractive revenues and cash flows beyond 2019, including natural gas’ future basis differentials (driven by the location and extent of future supply and demand) and alternative strategies potentially available to utilize the assets; and

▪	discount rates commensurate with the risks inherent in the cash flows.

In the third quarter of 2012, KMI reached an agreement with Tallgrass, which closed in the fourth quarter of 2012, to sell its asset group as mandated by the FTC, which group included its interest in Rockies Express. Events in the third quarter of 2012 related to this agreement also provided us with additional market participant data. We therefore updated our analysis of the fair value of our investment in Rockies Express as of September 30, 2012 to reflect these additional inputs and recorded an additional impairment charge of $100 million ($60 million after-tax). This fair value measurement in the third quarter was based primarily on the Level 2 input. We believe this is useful and reliable information, but we considered that it may be impacted by the FTC’s requirement for KMI to sell its interest in Rockies Express. To reflect this uncertainty, our updated analysis included the less subjective Level 2 market participant input as the primary indicator of fair value, with less weight ascribed to value based on estimated discounted cash flows as discussed above and in the table below. The updates to the cash flow analysis used in determining fair value in the second quarter reflected discussions with Tallgrass as to the strategic direction they are planning to take with their equity partners for Rockies Express, as well as additional discussions with other market participants. Tallgrass became the operator of Rockies Express in November 2012.

We believe our analysis forms a reasonable estimate of the fair value of Rockies Express. This estimate includes the material input described above, which was generally observable during the period most relevant to our analysis. Regarding the unobservable inputs, significant uncertainties exist with regard to REX’s ability to secure attractive revenues beyond 2019. Accordingly, our analysis suggests that the fair value of our investment in Rockies Express could be materially different from the value we have estimated at this time. For example, if REX is able to sustain the level of revenues currently generated beyond 2019, the value of our investment in Rockies Express would be materially enhanced and the indicated value of our investment in Rockies Express could be significantly higher. Conversely, if REX is unable to sell its transport capacity at sufficient rates or in sufficient volumes beyond 2019, the fair value of our investment in Rockies Express could be materially lower than our carrying amount. Separately, future events involving REX equity could occur and may also provide additional information regarding the fair value of our investment in REX.

Sempra Natural Gas developed the models and scenarios used to measure the fair value of our investment in REX.  This modeling used inputs from external sources as described above and in the table below, as well as internally available data, such as operating and maintenance budgets used for financial planning purposes. External experts that forecast the future price of natural gas at various physical locations were also engaged to help validate certain scenarios and modeling assumptions. The fair value measurements were reviewed in detail by Sempra Natural Gas’ financial management, as well as Sempra Energy’s financial management team.

RBS Sempra Commodities

Parent and Other recorded an impairment charge of $16 million in 2011 to reduce the carrying value of our investment in RBS Sempra Commodities, which we discuss in Note 4. This impairment resulted from an adjustment to the carrying value of our investment in the partnership at the reporting date. We recorded the $16 million charge ($10 million after-tax) to reduce our investment in the partnership to reflect the estimates of our expected future cash distributions from the partnership at that time, which had been impacted by additional amounts incurred to conclude the sales of the partnership’s businesses.  In 2011, the fair value of our investment in RBS Sempra Commodities was significantly impacted by unobservable inputs (i.e. Level 3 inputs) as defined by the accounting guidance for fair value measurements and described in the table below. The inputs included estimated future cash distributions expected from the partnership, excluding the impact of costs anticipated for transactions that had not closed at the time of fair value measurement.

The following table summarizes significant inputs impacting non-recurring fair value measures related to our investments in REX and RBS Sempra Commodities:

NON-RECURRING FAIR VALUE MEASURES ― SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
% of
	Estimated		Fair	Fair Value
	Fair		Value	Measure-		Range of
	Value	Valuation Technique	Hierarchy	ment	Inputs Used to Develop Measurement	Inputs
Investment in
Rockies Express	$369(1)	Market approach	Level 2	67%	Equity sale offer price	100%

		Probability weighted	Level 3	33%	Combined transportation rate assumption(2)	6% - 78%
		discounted cash flow			Counterparty credit risk on existing contracts	Low
					Operation and maintenance escalation rate	0% - 1%
					Forecasted interest rate on debt to be refinanced	5% - 10%
					Discount rate	8% - 10%
Investment in
RBS Sempra
Commodities	$126(3)	Discounted cash flow	Level 3	100%	Future cash distributions	90% - 110%
(1)
At measurement date of September 30, 2012. At December 31, 2013, our investment in Rockies Express had a carrying value of $329 million, reflecting subsequent equity method activity to record distributions and earnings.

(2)	Transportation rate beyond existing contract terms as a percentage of current mean REX rates.
(3)
At measurement date of September 30, 2011. At December 31, 2013, our investment in RBS Sempra Commodities had a carrying value of $73 million, reflecting subsequent equity method activity to record distributions and losses.

NOTE 11. PREFERRED STOCK

The table below shows the details of preferred stock for SDG&E and SoCalGas. All series of Pacific Enterprises (PE) preferred stock were redeemed during 2011 and all series of SDG&E preferred stock were redeemed during 2013 as we discuss below.

PREFERRED STOCK

	Final Call/
	Redemption	December 31,
	Price	2013		2012
		(in millions)
Contingently redeemable:
SDG&E:
$20 par value, authorized 1,375,000 shares(1):
5% Series, 375,000 shares outstanding	$24.00	$	―	$8
4.5% Series, 300,000 shares outstanding	$21.20		―	6
4.4% Series, 325,000 shares outstanding	$21.00		―	7
4.6% Series, 373,770 shares outstanding	$20.25		―	7
Without par value(1):
$1.70 Series, 1,400,000 shares outstanding	$25.00		―	35
$1.82 Series, 640,000 shares outstanding	$26.00		―	16
SDG&E - Total contingently redeemable preferred stock			―	79
Sempra Energy - Total contingently redeemable preferred
stock of subsidiary		$	―	$79

SoCalGas:
$25 par value, authorized 1,000,000 shares:
6% Series, 79,011 shares outstanding			$3	$3
6% Series A, 783,032 shares outstanding			19	19
SoCalGas - Total preferred stock			22	22
Less: 50,970 shares of the 6% Series outstanding owned by PE			(2)	(2)
			20	20

Sempra Energy - Total preferred stock of subsidiary			$20	$20
(1) Represents shares outstanding at December 31, 2012, which were fully redeemed in October 2013.

Following are the attributes of each company’s preferred stock. No amounts currently outstanding are subject to mandatory redemption.

SDG&E

On October 15, 2013, SDG&E redeemed all six series of its outstanding shares of contingently redeemable preferred stock for $82 million, including a $3 million early call premium. Each series was redeemed for cash at redemption prices ranging from $20.25 to $26 per share plus accrued dividends up to the redemption date of $1 million. The early call premium is presented as Call Premium on Preferred Stock of Subsidiary on Sempra Energy’s and Call Premium on Preferred Stock on SDG&E’s Consolidated Statements of Operations. The redeemed shares are no longer outstanding and represent only the right to receive the applicable redemption prices (including accrued and accumulated dividends through October 15, 2013), without interest, upon surrender of the share certificates.

SDG&E is currently authorized to issue up to 25 million shares of an additional class of preference shares designated as “Series Preference Stock.” The stock’s rights, preferences and privileges would be established by the board of directors at the time of issuance.

SOCALGAS

▪	None of SoCalGas’ outstanding preferred stock is callable.

▪	All outstanding series have one vote per share, cumulative preferences as to dividends and liquidation preferences of $25 per share plus any unpaid dividends.

SoCalGas currently is also authorized to issue 5 million shares of series preferred stock and 5 million shares of preference stock, both without par value and with cumulative preferences as to dividends and liquidation value. The preference stock would rank junior to all series of preferred stock. Other rights and privileges of the stock would be established by the board of directors at the time of issuance.

PACIFIC ENTERPRISES

On June 30, 2011, PE redeemed all five series of its outstanding preferred stock for $81 million.  Each series was redeemed for cash at redemption prices ranging from $100 to $101.50 per share, plus accrued dividends up to the redemption date of an aggregate of $1 million.  The redeemed shares are no longer outstanding and represent only the right to receive the applicable redemption price, to the extent that shares have not yet been presented for payment.

PE currently is authorized to issue 10 million shares of series preferred stock and 5 million shares of Class A series preferred stock, both without par value and with cumulative preferences as to dividends and liquidation value.  No shares of preferred stock or Class A series preferred stock are outstanding.  Class A series preferred stock, when issued, would rank junior to all other series of preferred stock with respect to dividends and liquidation value.  Other rights and privileges of each series of the preferred stock and Class A series preferred stock would be established by the board of directors at the time of issuance.

NOTE 12. SEMPRA ENERGY – SHAREHOLDERS’ EQUITY AND EARNINGS PER SHARE

The following table provides the per share computations for our earnings for years ended December 31. Basic earnings per common share (EPS) is calculated by dividing earnings attributable to common stock by the weighted-average number of common shares outstanding for the year. Diluted EPS includes the potential dilution of common stock equivalent shares that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

EARNINGS PER SHARE COMPUTATIONS AND DIVIDENDS DECLARED
(Dollars in millions, except per share amounts; shares in thousands)
	Years ended December 31,
	2013	2012	2011
Numerator:
Earnings/Income attributable to common shareholders	$1,001	$859	$1,331

Denominator:
Weighted-average common shares outstanding for basic EPS	243,863	241,347	239,720
Dilutive effect of stock options, restricted stock awards and
restricted stock units	5,469	5,346	1,803
Weighted-average common shares outstanding for diluted EPS	249,332	246,693	241,523

Earnings per share:
Basic	$4.10	$3.56	$5.55
Diluted	$4.01	$3.48	$5.51

Dividends declared per share of common stock	$2.52	$2.40	$1.92

The dilution from common stock options is based on the treasury stock method. Under this method, proceeds based on the exercise price plus unearned compensation and windfall tax benefits recognized, minus tax shortfalls recognized, are assumed to be used to repurchase shares on the open market at the average market price for the period. The windfall tax benefits are tax deductions we would receive upon the assumed exercise of stock options in excess of the deferred income taxes we recorded related to the compensation expense on the stock options. Tax shortfalls occur when the assumed tax deductions are less than recorded deferred income taxes. The calculation excludes options for which the exercise price on common stock was greater than the average market price during the period (out-of-the-money options). We had no such antidilutive stock options outstanding during 2013 and 40,000 and 2,083,275 outstanding during 2012 and 2011, respectively.

During 2013 and 2012, we had no stock options outstanding that were antidilutive because of the unearned compensation and windfall tax benefits recognized included in the assumed proceeds under the treasury stock method.  We had 900 such antidilutive stock options outstanding during 2011.

The dilution from unvested restricted stock awards (RSAs) and restricted stock units (RSUs) is also based on the treasury stock method. Proceeds equal to the unearned compensation and windfall tax benefits recognized, minus tax shortfalls recognized, related to the awards and units are assumed to be used to repurchase shares on the open market at the average market price for the period. The windfall tax benefits recognized or tax shortfalls recognized are the difference between tax deductions we would receive upon the assumed vesting of RSAs or RSUs and the deferred income taxes we recorded related to the compensation expense on such awards and units. There were no antidilutive RSAs and no antidilutive RSUs from the application of unearned compensation in the treasury stock method in 2013.  There were 1,934 such antidilutive RSAs and 7,673 such antidilutive RSUs in 2012 and no such antidilutive restricted stock awards or units in 2011.

Each performance-based RSU represents the right to receive between zero and 1.5 shares of Sempra Energy common stock based on Sempra Energy’s four-year cumulative total shareholder return compared to the Standard & Poor’s (S&P) 500 Utilities Index, as follows:

Four-Year Cumulative Total Shareholder Return Ranking versus S&P 500 Utilities Index(1)	Number of Sempra Energy Common Shares Received for Each Performance-Based Restricted Stock Unit(2)
75th Percentile or Above	1.5
50th Percentile	1
35th Percentile or Below	―
(1)	If Sempra Energy ranks at or above the 50th percentile compared to the S&P 500 Index, participants will receive a minimum of 1.0 share for each RSU.
(2)
Participants also receive additional shares for dividend equivalents on shares subject to RSUs, which are reinvested to purchase additional units that become subject to the same vesting conditions as the RSUs to which the dividends relate.

RSAs and those RSUs that are solely service-based have a maximum potential of 100 percent vesting and have the same dividend equivalent rights as performance-based RSUs. We include our performance-based RSUs in potential dilutive shares at zero to 150 percent to the extent that they currently meet the performance requirements for vesting, subject to the application of the treasury stock method. Due to market fluctuations of both Sempra Energy stock and the comparative index, dilutive performance-based RSU shares may vary widely from period-to-period. We include our RSAs, which are solely service-based, and those RSUs that are solely service-based in potential dilutive shares at 100 percent.

RSUs and RSAs may be excluded from potential dilutive shares by the application of unearned compensation in the treasury stock method, as we discuss above, or because performance goals are currently not met.  The maximum excluded RSUs and RSAs, assuming performance goals were met at maximum levels, were 641,751; 1,134,456 and 4,109,717 for the years ended December 31, 2013, 2012 and 2011, respectively.

We are authorized to issue 750,000,000 shares of no-par-value common stock. In addition, we are authorized to issue 50,000,000 shares of preferred stock having rights, preferences and privileges that would be established by the Sempra Energy board of directors at the time of issuance.

There were no shares of common stock held by the ESOP at December 31, 2013 or 2012, and 153,625 at December 31, 2011. These shares were unallocated and therefore excluded from the computation of EPS.

Excluding shares held by the ESOP, common stock activity consisted of the following:

COMMON STOCK ACTIVITY

	Years ended December 31,
	2013	2012	2011
Common shares outstanding, January 1	242,368,836	239,934,681	240,447,416
Stock options exercised	1,237,348	1,876,303	958,126
Restricted stock issuances	21,121	2,580	11,876
Restricted stock units vesting(1)	1,491,170	683,416	2,625
Shares released from ESOP	―	153,625	350,815
Shares repurchased(2)	(657,148)	(281,769)	(1,836,177)
Common shares outstanding, December 31	244,461,327	242,368,836	239,934,681
(1)	Includes dividend equivalents.
(2)
In addition to formal common stock repurchase programs which we discuss below, we also, from time to time, purchase shares of our common stock from restricted stock plan participants who elect to sell a sufficient number of vesting restricted shares to meet minimum statutory tax withholding requirements.

Our board of directors has the discretion to determine the payment and amount of future dividends.

COMMON STOCK REPURCHASE PROGRAMS

On September 11, 2007, our board of directors authorized the repurchase of additional shares of our common stock provided that the amounts expended for such purposes did not exceed the greater of $2 billion or amounts expended to purchase no more than 40 million shares. Purchases may include open-market and negotiated transactions, structured purchase arrangements, and tender offers.

In April 2008, we entered into a share repurchase program under which we expended $1 billion to repurchase 18,416,241 shares of our common stock in 2008 at a weighted average price of $54.30 per share.

In September 2010, we entered into a share repurchase program under which we prepaid $500 million to repurchase shares of our common stock in a share forward transaction. The program was completed in March 2011 with a total of 9,574,435 shares repurchased at an average price of $52.22 per share. Our outstanding shares used to calculate earnings per share were reduced by the number of shares repurchased when they were delivered to us, and the $500 million purchase price was recorded as a reduction in shareholders’ equity upon its prepayment. We received 8,078,000 shares during 2010 and 1,496,435 shares in 2011.

These share repurchase programs are unrelated to share-based compensation as described in Note 8.

NOTE 13. SAN ONOFRE NUCLEAR GENERATING STATION (SONGS)

SDG&E has a 20-percent ownership interest in SONGS, a 2,150-MW nuclear generating facility near San Clemente, California. SONGS is operated by Southern California Edison Company (Edison), the majority owner, and is subject to the jurisdiction of the Nuclear Regulatory Commission (NRC) and the CPUC.

SDG&E, and each of the other owners, holds its undivided interest as a tenant in common in the property. Each owner is responsible for financing its share of expenses and capital expenditures.

SDG&E’s share of operating expenses is included in Sempra Energy’s and SDG&E’s Consolidated Statements of Operations.

SONGS Outage and Retirement

On June 6, 2013, Edison notified SDG&E that it had reached a decision to permanently retire SONGS Units 2 and 3 and seek approval from the NRC to start the decommissioning activities for the entire facility. Edison advised SDG&E that its management had made the unilateral decision to retire the Units once Edison concluded that the considerable uncertainty about when, or if, the NRC would allow a restart of Unit 2 could not be resolved. Given this uncertainty, Edison decided to retire both Units and seek the authority from the NRC to commence the decommissioning of SONGS.

Background

The steam generators were replaced in Units 2 and 3, and the Units returned to service in 2010 and 2011, respectively. Both Units have been shut down since early 2012 after a water leak occurred in the Unit 3 steam generator. Edison concluded that the leak was due to unexpected wear from tube-to-tube contact. At the time the leak was identified, Edison also inspected and tested Unit 2 and subsequently found unexpected tube wear in Unit 2’s steam generators, as well. In March 2012, in response to the shutdown of SONGS, the NRC issued a Confirmatory Action Letter (CAL) which, among other things, outlined the requirements Edison would be required to meet before the NRC would approve a restart of either of the Units.

In October 2012, Edison submitted a restart plan to the NRC proposing to operate Unit 2 at a reduced power level for a period of five months, at which time the Unit would be brought down for further inspection. Edison did not file a restart plan for Unit 3, pending further inspection and analysis of what the required repairs or modifications would need to be to return the Unit back to service in a safe manner. The NRC had been reviewing the restart plan for Unit 2 proposed by Edison since that time, and in May 2013, the Atomic Safety and Licensing Board (ASLB), an adjudicatory arm of the NRC, concluded that the CAL process constituted a de facto license amendment proceeding that was subject to a public hearing. This conclusion by the ASLB resulted in further uncertainty regarding when a final decision might be made on restarting Unit 2.

The steam generators were designed and provided by Mitsubishi Heavy Industries, Ltd., Mitsubishi Nuclear Energy Systems, Inc., and Mitsubishi Heavy Industries America, Inc. (collectively MHI). In July 2013, SDG&E filed a lawsuit against MHI seeking to recover damages SDG&E has incurred and will incur related to the design defects in the steam generators. In October 2013, Edison instituted arbitration proceedings against MHI seeking damages as well. We discuss these proceedings in Note 15.

CPUC SONGS Order Instituting Investigation (OII)

In response to the prolonged outage, the CPUC issued an OII, pursuant to California Public Utilities’ Code Section 455.5, which applies to cost recovery issues resulting from long-term outages of operating assets. The OII consolidated most SONGS issues in various related proceedings into a single proceeding. The OII, among other things, ruled that all revenues associated with the investment in, and operation of, SONGS since January 1, 2012 are subject to refund to customers, pending the outcome of all phases of the proceeding. The OII proceeding will also determine the ultimate recovery of the investment in SONGS and the costs incurred since the commencement of this outage, including purchased replacement power costs that are typically recovered through the Energy Resource Recovery Account (ERRA) balancing account subject only to a reasonableness review by the CPUC.

The first phase of the OII addresses the reasonableness of the costs incurred in 2012. In November 2013, the CPUC issued a Proposed Decision (PD) on the first phase of the OII, which included the following impacts:

▪
The PD identified $182.8 million as SDG&E’s share of the costs incurred by Edison, including overheads and capital, in 2012. Of this amount, the PD deemed $19.3 million to have been unreasonably incurred and recommended that this amount be refunded in rates effective January 1, 2014.

▪
In addition, the PD identified $27 million as SDG&E’s share of the $122 million in costs incurred by Edison in 2012 associated with the steam generator inspection and repair, which costs will be reviewed in Phase 3, but not removed from rates yet. These costs are to be separately accounted for and interest accrued at the one-year U.S. Treasury rate should the CPUC decide in Phase 3 that they should also be refunded.

In addition, the PD defines the methodology to calculate replacement power costs, and the SONGS owners must re-calculate their replacement power costs according to the adopted methodology. Those costs are subject to refund (to the extent they are in rates) pending the outcome of Phase 3. The PD is subject to final approval by the CPUC and may be amended or changed.

The second phase of the OII addresses the appropriate rate recovery treatment of the investment in SONGS assets. Hearings on this second phase were held in October 2013, and a CPUC decision on this phase of the OII is scheduled for the first half of 2014.

The third phase of the OII will address the reasonableness of the steam generator replacement project costs. We expect this phase to begin in the second half of 2014.

Since the unscheduled outage started, SDG&E has procured power to meet its customers’ needs to replace the power that would have been supplied to SDG&E from SONGS, had SONGS been in operation. The estimated cost of the purchased replacement power, determined consistent with the methodology used in the CPUC’s OII into the SONGS outage, incurred from January 2012 through June 6, 2013, the date Edison notified SDG&E of the early closure of SONGS, was approximately $165 million. Of this total, $98 million was incurred in 2012 and has been approved for collection in rates pursuant to prior ERRA proceedings. The remaining $67 million, discussed below, represents replacement power costs incurred in 2013 through June 6 that have not yet been approved for recovery in rates. Although $98 million has been authorized for recovery through ERRA, the OII will determine whether any of this amount will be required to be refunded to customers.

In addition to the estimated cost of the purchased replacement power mentioned above, SDG&E’s share of SONGS’ operating costs, including depreciation, and the return on its investment in SONGS from January 1, 2012 through June 30, 2013, was approximately $300 million.

Accounting for the Early Retirement of SONGS

Given the decision by Edison to close SONGS, SDG&E management assessed the appropriate accounting for an early-retired plant. In conducting this assessment, management took into consideration, among other things, the interrelationship of any recovery of SDG&E’s investment in SONGS, the cost of operations, the cost of purchased replacement power and the probability of having to refund to customers a portion or all of the revenue subject to refund. Management’s assessment took into account that the CPUC is considering all of these elements on a combined basis in the OII. After considering the regulatory precedent regarding rate recovery of investments in and costs incurred related to early-retired plants, management considered a number of possible regulatory outcomes from the OII proceeding, none of which management considered certain, and given SDG&E’s non-operator and minority interest position and the regulatory precedent on such matters, management believes that it is probable that SDG&E will recover in rates the amount recorded in the SONGS regulatory asset, as described below. We determined the amount deemed probable of recovery based on our assessment of the likelihood of the potential regulatory outcomes identified, resulting in SDG&E recording a $200 million pretax loss in the second quarter of 2013.

As a result of Edison’s decision to permanently retire SONGS Units 2 and 3, and as a result of our assessment described above, SDG&E established a new regulatory asset included in Other Regulatory Assets on the Consolidated Balance Sheet. As of December 31, 2013, the balance in this new regulatory asset was $303 million and was comprised of the following:

▪
the net book value of SDG&E’s investment in SONGS plant and nuclear fuel of $516 million, which prior to the date of the plant retirement, had been reported as Property, Plant and Equipment on the Consolidated Balance Sheet;

▪	SDG&E’s SONGS-related materials and supplies of $10 million, which prior to the date of the plant retirement, had been reported as Inventory on the Consolidated Balance Sheet;

▪
SDG&E’s 2013 cost of replacement power that is in excess of the amount previously authorized for recovery in ERRA of $67 million which, prior to the date of the plant retirement, would have been reported as Regulatory Balancing Accounts, Net in Current Assets on the Consolidated Balance Sheet;

▪	miscellaneous costs incurred or expected to be incurred by SDG&E associated with the early closure of the plant of $35 million; net of

▪	a $200 million reserve for disallowance of rate recovery reported as Loss from Plant Closure on the Consolidated Statement of Operations; and

▪	$125 million for amounts billed to customers for operating costs and the recovery of and return on investment in SONGS since the plant closure in early June 2013 that are subject to refund.

The amount that SDG&E will eventually recover will require a regulatory decision from the CPUC that could result in recovery of an amount that is materially different than management’s estimate. In addition to recoveries through the regulatory process, SDG&E intends to pursue various avenues for recovery from other potentially responsible parties and insurance carriers. However, these anticipated recoveries, if any, cannot be included in our current estimates. SDG&E will continue to assess the probability of recovery in rates of this new regulatory asset, as well as: 1) the cost of the purchased replacement power of $98 million approved in prior ERRA proceedings for collection in rates, and 2) the operations and maintenance expenses incurred by SDG&E since the start of the forced outages, which amounted to approximately $184 million through December 31, 2013. Should SDG&E conclude that recovery in rates is less than the amount anticipated or no longer probable, SDG&E will record an additional charge against earnings at the time such a conclusion is reached.

NRC Proceedings

In December 2013, Edison received a final NRC Inspection Report that identified a violation for the failure to verify the adequacy of the thermal-hydraulic and flow-induced vibration design of the Unit 3 replacement steam generators. In January 2014, Edison provided a response to the NRC Inspection Report stating that MHI, as contracted by Edison to prepare the SONGS replacement steam generator design, was the party responsible for performing the verification and checking of the design of the steam generators.

Simultaneously, the NRC issued an Inspection Report to MHI containing a Notice of Nonconformance for its flawed computer modeling in the design of the replacement steam generators.

Because SONGS has ceased operation, NRC inspection oversight of SONGS will now be continued through the NRC’s Decommissioning Power Reactor Inspection Program to verify that decommissioning activities are being conducted safely, that spent fuel is safely stored onsite or transferred to another licensed location, and that the site operations and licensee termination activities conform to applicable regulatory requirements, licensee commitments and management controls.

Nuclear Decommissioning and Funding

As a result of Edison’s decision to permanently retire SONGS Units 2 and 3, Edison has begun the decommissioning phase of the plant. The process of decommissioning a nuclear power plant is governed by NRC regulations, as well as regulations of the Environmental Protection Agency (EPA), the U.S. Department of the Navy (the land owner), the CPUC and other regulatory bodies. The NRC regulations categorize the decommissioning activities into three phases: initial activities, major decommissioning and storage activities, and license termination. Initial activities include providing notice of permanent cessation of operations (accomplished on June 12, 2013) and notice of permanent removal of fuel from the reactor vessels (provided by Edison to the NRC on June 28 and July 22, 2013 for Units 3 and 2, respectively). Within two years after the cessation of operations, the licensee (Edison) must submit a post-shutdown decommissioning activities report, an irradiated fuel management plan and a site-specific decommissioning cost estimate. Edison currently estimates that it will provide the other initial activity phase plans and cost estimates to the NRC by the end of 2014.

In accordance with state and federal requirements and regulations, SDG&E has assets held in trusts, referred to as the Nuclear Decommissioning Trusts (NDT), to fund decommissioning costs for SONGS Units 1, 2 and 3. At December 31, 2013, the fair value of SDG&E’s NDT assets was $1 billion. Except for the use of funds for the planning of decommissioning activities, CPUC approval is required for SDG&E to access the NDT assets to fund SONGS decommissioning costs. In February 2014, SDG&E filed a request with the CPUC for such authorization. Until CPUC approval is received, SDG&E will use working capital to pay for any SONGS decommissioning costs incurred, and such expenditures will be reimbursed from the NDT upon that approval. The timing of SDG&E’s access to the NDT assets may also depend on a finding by the NRC regarding the characterization of the commingled funds. SDG&E expects the NRC to make such a finding in 2014.

SDG&E and Edison have a joint application pending with the CPUC requesting continued rate recovery of the estimated cost for decommissioning of SONGS. SDG&E is currently authorized to recover $8 million annually to fund additional investments in the NDT to pay for the cost of decommissioning SONGS. In its pending application with the CPUC, SDG&E is requesting to recover $16 million on an annual basis to fund additional investments in the NDT. We expect a decision on this application in the first half of 2014.

Nuclear Decommissioning Trusts

The amounts collected in rates for SONGS’ decommissioning are invested in externally managed trust funds. Amounts held by the trusts are invested in accordance with CPUC regulations. These trusts are shown on the Sempra Energy and SDG&E Consolidated Balance Sheets at fair value with the offsetting credits recorded in Regulatory Liabilities Arising from Removal Obligations.

The following table shows the fair values and gross unrealized gains and losses for the securities held in the trust funds. We provide additional fair value disclosures for the trusts in Note 10.

NUCLEAR DECOMMISSIONING TRUSTS
(Dollars in millions)
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2013:
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies(1)	$116	$3	$(2)	$117
Municipal bonds(2)	110	2	(1)	111
Other securities(3)	155	3	(5)	153
Total debt securities	381	8	(8)	381
Equity securities	207	409	(2)	614
Cash and cash equivalents	39	―	―	39
Total	$627	$417	$(10)	$1,034
At December 31, 2012:
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies	$147	$9	$ ―	$156
Municipal bonds	57	6	―	63
Other securities	121	10	(1)	130
Total debt securities	325	25	(1)	349
Equity securities	249	292	(2)	539
Cash and cash equivalents	20	―	―	20
Total	$594	$317	$(3)	$908
(1) Maturity dates are 2014-2056.
(2) Maturity dates are 2014-2062.
(3) Maturity dates are 2014-2111.

The following table shows the proceeds from sales of securities in the trusts and gross realized gains and losses on those sales.

SALES OF SECURITIES
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Proceeds from sales(1)	$685	$723	$715
Gross realized gains	26	21	75
Gross realized losses	(18)	(13)	(52)
(1)	Excludes securities that are held to maturity.

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

Asset Retirement Obligation and Spent Nuclear Fuel

SDG&E’s asset retirement obligation related to decommissioning costs for the SONGS units was $756 million at December 31, 2013. That amount includes the cost to decommission Units 2 and 3, and the remaining cost to complete the decommissioning of Unit 1, which is substantially complete. Edison generally updates decommissioning cost studies every three years. The most recent cost study was approved by the CPUC in July 2012. The obligation at December 31, 2013 is based on this cost study, adjusted to reflect the acceleration of the start of decommissioning Units 2 and 3. SDG&E’s share of decommissioning costs under the approved study is approximately $768 million in 2008 dollars and $912 million escalated to 2013 dollars. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered.

Unit 1 was permanently shut down in 1992, and physical decommissioning began in January 2000. Most structures, foundations and large components have been dismantled, removed and disposed of. Spent nuclear fuel has been removed from the Unit 1 Spent Fuel Pool and stored on-site in an independent spent fuel storage installation (ISFSI) licensed by the NRC. The decommissioning of Unit 1 remaining structures (subsurface and intake/discharge) will take place as Units 2 and 3 are decommissioned. The ISFSI will be decommissioned after a permanent storage facility becomes available and the DOE removes the spent fuel from the site. The Unit 1 reactor vessel is expected to remain on site until Units 2 and 3 are fully decommissioned. Until then, SONGS owners are responsible for interim storage of spent nuclear fuel at SONGS until the DOE accepts it for final disposal. Spent nuclear fuel for Units 2 and 3 has been stored in the SONGS spent fuel pools for each reactor and in the ISFSI.

We provide additional information about SONGS in Note 15.

NOTE 14. CALIFORNIA UTILITIES’ REGULATORY MATTERS

JOINT MATTERS

CPUC General Rate Case (GRC)

The CPUC uses a general rate case proceeding to prospectively set rates sufficient to allow the California Utilities to recover their reasonable cost of operations and maintenance and to provide the opportunity to realize their authorized rates of return on their investment. In December 2010, the California Utilities filed their 2012 General Rate Case (2012 GRC) applications to establish their authorized 2012 revenue requirements and the ratemaking mechanisms by which those requirements would change on an annual basis over the subsequent three-year (2013-2015) period.

In May 2013, the CPUC approved a final decision (Final GRC Decision) in the California Utilities’ 2012 GRC. The Final GRC Decision establishes a 2012 revenue requirement of $1.733 billion for SDG&E and $1.959 billion for SoCalGas. This represents an increase of $119 million (7.4 percent) and $115 million (6.2 percent) over SDG&E’s and SoCalGas’ authorized 2011 revenue requirements, respectively. The Final GRC Decision is effective retroactive to January 1, 2012, and SDG&E and SoCalGas recorded the cumulative earnings effect of the retroactive application of the Final GRC Decision of $69 million and $37 million, respectively, in the second quarter of 2013. For SDG&E and SoCalGas, respectively, these amounts include an incremental earnings impact of $52 million and $25 million related to 2012 and $17 million and $12 million related to the first quarter of 2013.

The amount of revenue associated with the retroactive period is expected to be recovered in SDG&E’s rates over a 28-month period beginning in September 2013, and in SoCalGas’ rates over a 31-month period beginning in June 2013. At December 31, 2013, SDG&E reported on its Consolidated Balance Sheet $324 million as a regulatory asset, with $161 million classified as noncurrent, representing the retroactive revenue from the Final GRC Decision to be recovered by SDG&E in rates during the period December 2013 through December 2015. At December 31, 2013, SoCalGas reported on its Consolidated Balance Sheet a regulatory asset of $104 million, with $52 million as noncurrent, representing the retroactive revenue from the Final GRC Decision to be recovered in rates through December 2015.

The Final GRC Decision also establishes a four-year GRC period (through 2015) with a revenue attrition mechanism for the escalation of the adopted revenue requirements for years 2013, 2014 and 2015 based on fixed annual factors of 2.65 percent, 2.75 percent and 2.75 percent, respectively.

For SDG&E, the Final GRC Decision also provides the revenue requirement for cost recovery of wildfire insurance premiums beginning January 1, 2012.

CPUC Cost of Capital

A cost of capital proceeding determines a utility’s authorized capital structure and authorized rate of return on rate base (ROR), which is a weighted average of the authorized returns on debt, preferred stock, and common equity (return on equity or ROE), weighted on a basis consistent with the authorized capital structure. The authorized ROR is the rate that the California Utilities are authorized to use in establishing rates to recover the cost of debt and equity used to finance their investment in electric and natural gas distribution, natural gas transmission and electric generation assets. In addition, a cost of capital proceeding also addresses the automatic ROR adjustment mechanism which applies market-based benchmarks to determine whether an adjustment to the authorized ROR is required during the interim years between cost of capital proceedings.

SDG&E and SoCalGas filed separate applications with the CPUC in April 2012 to update their cost of capital effective January 1, 2013. The CPUC issued a ruling in June 2012 bifurcating the proceeding. Phase 1 addressed each utility’s cost of capital for 2013, with a final decision issued in December 2012, which granted SDG&E and SoCalGas an authorized ROR of 7.79 percent and 8.02 percent, respectively, as presented in the table below. The CPUC-authorized ROR in effect prior to the effective date of this decision was 8.40 percent for SDG&E and 8.68 percent for SoCalGas. Phase 2 addressed the cost of capital adjustment mechanisms for SDG&E, SoCalGas, Edison and Pacific Gas and Electric Company (PG&E).

The CPUC’s final decision for Phase 1 is outlined in the table below:

COST OF CAPITAL FINAL DECISION SUMMARY

SDG&E				SoCalGas
Authorized Weighting	Authorized Rate of Recovery	Weighted Authorized ROR		Authorized Weighting	Authorized Rate of Recovery	Weighted Authorized ROR
45.25%	5.00%	2.26%	Long-Term Debt	45.60%	5.77%	2.63%
2.75%	6.22%	0.17%	Preferred Stock	2.40%	6.00%	0.14%
52.00%	10.30%	5.36%	Common Equity	52.00%	10.10%	5.25%
100.00%		7.79%		100.00%		8.02%

SDG&E, SoCalGas, PG&E, Edison and the Office of Ratepayer Advocates (ORA) (formerly the Division of Ratepayer Advocates or DRA) sponsored a joint stipulation in Phase 2 of the proceeding. In March 2013, the CPUC’s final decision adopted the joint stipulation, as proposed. SDG&E retains its current cost of capital adjustment mechanism, and SoCalGas has implemented this same adjustment mechanism, discussed below. Both utilities are forgoing their proposed off-ramp provision, which was intended as a safeguard to protect against extreme changes in interest rates and allow the CPUC latitude to suspend the annual mechanism if prudent.

The cost of capital adjustment mechanism benchmark is based on the 12-month average monthly A-rated utility bond yield as published by Moody’s (CCM Benchmark) for the 12-month period October through September of each fiscal year. If the 12-month average falls outside of a specified range, then the utility’s authorized ROE would be adjusted, upward or downward, by one-half of the difference between the 12-month average and the mid-point of the specified range. In addition, the utility’s authorized recovery rate for the cost of debt and preferred stock would also be adjusted to their respective actual weighted average cost. Therefore, for intervening years between scheduled cost of capital updates, the utility’s authorized ROR would adjust, upward or downward, as a result of all three adjustments with the new rate going into effect on January 1 following the year in which the benchmark range was exceeded. For both SDG&E and SoCalGas, the CCM Benchmark rate is set at 4.24 percent, resulting in the specified range of a low of 3.24 percent to a high of 5.24 percent. The 12-month average rate would have to fall outside of this range for the adjustments to occur. For the four-month period ended January 31, 2014, the monthly average CCM Benchmark was 4.73 percent.

Natural Gas Pipeline Operations Safety Assessments

Various regulatory agencies, including the CPUC, are evaluating natural gas pipeline safety regulations, practices and procedures. In February 2011, the CPUC opened a forward-looking rulemaking proceeding to examine what changes should be made to existing pipeline safety regulations for California natural gas pipelines. The California Utilities are parties to this proceeding.

In June 2011, the CPUC directed SoCalGas, SDG&E, PG&E and Southwest Gas to file comprehensive implementation plans to test or replace natural gas transmission pipelines located in populated areas that have not been pressure tested. The California Utilities filed their Pipeline Safety Enhancement Plan (PSEP) with the CPUC in August 2011. The proposed safety measures, investments and estimated costs are not included in the California Utilities’ 2012 GRC requests discussed above, but the associated cost recovery and return of and on invested capital will be determined as part of the Triennial Cost Allocation Proceeding (TCAP), as we discuss below. The comprehensive plan covers all of the utilities’ approximately 4,000 miles of transmission lines (3,750 miles for SoCalGas and 250 miles for SDG&E) and would be implemented in two phases:

▪	Phase 1 focuses on populated areas of SoCalGas’ and SDG&E’s service territories and would be implemented over a 10-year period, from 2012 to 2022.

▪	Phase 2 covers unpopulated areas of SoCalGas’ and SDG&E’s service territories and will be filed with the CPUC at a later date.

The total cost estimate for Phase 1, over the 10-year period of 2012 to 2022, is $3.1 billion ($2.5 billion for SoCalGas and $600 million for SDG&E). In their August 2011 filing, the utilities requested the CPUC to authorize funding for the recovery of costs through 2015 of approximately $1.5 billion for SoCalGas, of which $1.2 billion would be capital investment, and $240 million for SDG&E, of which $230 million would be capital investment. After 2015, the utilities proposed to include the costs of the PSEP in their next General Rate Case (for their authorized revenue requirements in 2016). The utilities also proposed that the cost of the program be recovered through a surcharge, rather than by incorporating it into rates. The surcharge would increase over time, as more project work is completed. Since the date of the initial filing, the California Utilities have provided the CPUC’s Safety and Enforcement Division (formerly the Consumer Protection and Safety Division) updated information that reflects the current scope of work, including the recovery of additional records resulting in a reduction to the number of pipeline miles without records. The California Utilities anticipate that the PD in this proceeding will require SDG&E and SoCalGas to update the costs included in their previous filings, based on the latest scope of work.

In December 2011, the assigned Commissioner to the rulemaking proceeding for the pipeline safety regulations ruled that SDG&E’s and SoCalGas’ TCAP would be the most logical proceeding to conduct the reasonableness and ratemaking review of the companies’ PSEP.

In January 2012, the CPUC Consumer Protection and Safety Division (CPSD) issued a Technical Report on the California Utilities’ PSEP.  The report, along with testimony and evidentiary hearings, will be used to evaluate the PSEP in the regulatory process.  Generally, the report found that the PSEP approach to pipeline replacement and pressure testing and other proposed enhancements is reasonable.

In February 2012, the assigned Commissioner in the TCAP issued a ruling setting a schedule for the review of the SDG&E and SoCalGas PSEP with evidentiary hearings held in August 2012. SDG&E and SoCalGas now expect the Administrative Law Judge to issue a proposed decision in Phase 1A of this proceeding in 2014.

In April 2012, the CPUC issued an interim decision in the rulemaking proceeding formally transferring the PSEP to the TCAP and authorizing SDG&E and SoCalGas to establish regulatory accounts to record the incremental costs of initiating the PSEP prior to a final decision on the PSEP. The TCAP proceeding will address the recovery of the costs recorded in the regulatory account.

Also in April 2012, the CPUC issued a decision expanding the scope of the rulemaking proceeding to incorporate the provisions of California Senate Bill (SB) 705, which requires gas utilities to develop and implement a plan for the safe and reliable operation of their gas pipeline facilities. SDG&E and SoCalGas submitted their pipeline safety plans in June 2012. The CPUC decision also orders the utilities to undergo independent management and financial audits to assure that the utilities are fully meeting their safety responsibilities. The CPUC’s Safety and Enforcement Division will select the independent auditors and will oversee the audits. A schedule for the audits has not been established. In December 2012, the CPUC issued a final decision accepting the utility safety plans filed pursuant to SB 705.

Southern Gas System Reliability Project

In December 2013, SoCalGas and SDG&E filed a joint application with the CPUC seeking authority to recover the full cost of the Southern Gas System Reliability Project. Also known as the North-South Gas Transmission Pipeline Project, the project will enhance reliability on the southern portions of the utilities’ integrated gas transmission system (Southern System). We estimate the cost of the project to be between $600 million to $650 million. As proposed, the project consists of three components: 1) constructing a 36-inch gas transmission pipeline between the SoCalGas Adelanto and Moreno gas compressor stations, a distance of approximately 60 miles; 2) upgrading the Adelanto compressor station; and 3) constructing a 36-inch pipeline from the Moreno compressor station to a pressure limiting station in Whitewater, a distance of approximately 31 miles. SDG&E and SoCalGas have requested a CPUC decision in the first quarter of 2015. The project is scheduled to be in service by the end of 2019.

Utility Incentive Mechanisms

The CPUC applies performance-based measures and incentive mechanisms to all California investor-owned utilities, under which the California Utilities have earnings potential above authorized base margins if they achieve or exceed specific performance and operating goals. Generally, for performance-based awards, if performance is above or below specific benchmarks, the utility is eligible for financial awards or subject to financial penalties. SDG&E has incentive mechanisms associated with:

▪	operational incentives

▪	energy efficiency

SoCalGas has incentive mechanisms associated with:

▪	energy efficiency

▪	natural gas procurement

▪	unbundled natural gas storage and system operator hub services

Incentive awards are included in our earnings when we receive any required CPUC approval of the award. We would record penalties for results below the specified benchmarks in earnings when we believe it is more likely than not that the CPUC would assess a penalty.

We provide a summary of the incentive awards recognized below.

UTILITY INCENTIVE AWARDS RECORDED IN EARNINGS 2011-2013(1)
(Dollars in millions)
	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated
Energy efficiency	$7	$6	$16
Unbundled natural gas storage and hub services	1	3	4
Natural gas procurement	5	6	6
Operational incentives	―	5	3
Total awards	$13	$20	$29
SDG&E
Energy efficiency	$4	$3	$14
Operational incentives	―	2	1
Total awards	$4	$5	$15
SoCalGas
Energy efficiency	$3	$3	$2
Unbundled natural gas storage and hub services	1	3	4
Natural gas procurement	5	6	6
Operational incentives	―	3	2
Total awards	$9	$15	$14
(1)	Awards are included in earnings upon CPUC approval of the award.

Energy Efficiency

The CPUC established incentive mechanisms that are based on the effectiveness of energy efficiency programs. In December 2011, the CPUC awarded $13.7 million to SDG&E and $2.0 million to SoCalGas for their 2009 program year results. In December 2012, the CPUC issued a final decision adopting a mechanism for the 2010–2012 program cycle and approving shareholder awards of $3.3 million for SDG&E and $2.7 million for SoCalGas for their energy efficiency program performance in 2010 under the mechanism. The decision established an annual process for the utilities to obtain awards for their performance in 2011 and 2012.

In December 2013, the CPUC awarded $3.1 million to SoCalGas and $3.9 million to SDG&E for their 2011 program year results. Both SoCalGas and SDG&E plan to file incentive award claims for the 2012 program year in the third quarter of 2014. We currently expect the award amounts to approximate the amounts claimed for the 2011 program year, awarded in 2013.

In September 2013, the CPUC approved a new Efficiency Savings and Performance Incentive mechanism that would apply for the 2013–2014 program period. The mechanism will be applied on an annual basis and remain in effect for future program cycles unless modified by the CPUC. We currently expect the annual amounts of the energy efficiency awards for both SoCalGas and SDG&E under this new mechanism to approximate the amounts claimed for the 2011 program year, awarded in 2013.

Unbundled Natural Gas Storage and System Operator Hub Services

The CPUC has established a revenue sharing mechanism, effective through 2014, which provides for the sharing between ratepayers and SoCalGas (shareholders) of the net revenues generated by SoCalGas’ unbundled natural gas storage and system operator hub services. SoCalGas is seeking to extend the mechanism through 2015. Annual net revenues (revenues less allocated service costs) under the mechanism are shared on a graduated basis, as follows:

▪	the first $15 million of net revenue to be shared 90 percent ratepayers/10 percent shareholders;

▪	the next $15 million of net revenue to be shared 75 percent ratepayers/25 percent shareholders;

▪	all additional net revenues to be shared evenly between ratepayers and shareholders; and

▪	the maximum total annual shareholder-allocated portion of the net revenues cannot exceed $20 million.

Natural Gas Procurement

The California Utilities procure natural gas on behalf of their core natural gas customers. The CPUC has established incentive mechanisms to allow the California Utilities the opportunity to share in the savings and/or costs from buying natural gas for their core customers at prices below or above monthly market-based benchmarks. SoCalGas procures natural gas for SDG&E’s core natural gas customers’ requirements. SoCalGas’ gas cost incentive mechanism (GCIM) is applied on the combined portfolio basis.

In July 2013, the CPUC approved SoCalGas’ application requesting a GCIM award of $5.4 million for the 12-month period ending March 31, 2012, which SoCalGas recorded in the third quarter of 2013. In June 2013, SoCalGas applied to the CPUC for approval of a GCIM award of $5.8 million for natural gas procured for its core customers during the 12-month period ending March 31, 2013. SoCalGas expects a CPUC decision on this application in the first half of 2014.

In the first quarter of 2012, SoCalGas recorded its approved GCIM award of $6.2 million for natural gas procured for its core customers during the 12-month period ending March 31, 2011.

In September 2011, SoCalGas recorded its approved GCIM award of $6 million for natural gas procured for its core customers during the 12-month period ending March 31, 2010.

Operational Incentives

The CPUC may establish operational incentives and associated performance benchmarks as part of a general rate case or cost of service proceeding. Through the end of 2011, the California Utilities had operational incentives that applied to their performance in the area of employee safety. In the California Utilities’ 2012 GRC final decision described above, SDG&E was directed to establish a performance measure and incentive for electric reliability. In September 2013, SDG&E filed its proposed mechanism, which is currently pending action by the CPUC. If adopted, the electric reliability mechanism would apply to calendar years 2014 and 2015. The CPUC did not establish any operational incentives for SoCalGas in the 2012 GRC final decision.

SDG&E MATTERS

SONGS

We discuss regulatory and other matters related to SONGS in Note 13.

Power Procurement and Resource Planning

Background—Electric Industry Regulation

California’s legislative response to the 2000 – 2001 energy crisis resulted in the DWR purchasing a substantial portion of power for California’s electricity users. In 2001, the DWR entered into long-term contracts with suppliers, including Sempra Natural Gas, to provide power for the utility procurement customers of each of the California investor-owned utilities (IOUs), including SDG&E. The CPUC allocates the power and its administrative responsibility, including collection of power contract costs from utility customers, among the IOUs. The last of these power contracts expired in 2013, with one remaining transportation contract allocated to SDG&E that will expire in 2018.

Renewable Energy

SDG&E is subject to the Renewables Portfolio Standard (RPS) Program administered by both the CPUC and the California Energy Commission, which requires each California utility to procure 33 percent of its annual electric energy requirements from renewable energy sources by 2020, with an average of 20 percent required from January 1, 2011 to December 31, 2013; 25 percent by December 31, 2016; and 33 percent by December 31, 2020. The CPUC began a rulemaking proceeding in May 2011 to address the implementation of the 33% RPS Program.

The 33% RPS Program contains flexible compliance mechanisms that can be used to comply with or meet the 33% RPS Program mandates in 2011 and beyond. The mechanisms provide for a CPUC waiver under certain conditions, including: 1) a finding of inadequate transmission; 2) delays in the start-up of commercial operations of renewable energy projects due to permitting or interconnection; or 3) unexpected curtailment by an electric system balancing authority, such as the California ISO.

SDG&E continues to procure renewable energy supplies to achieve the 33% RPS Program requirements. A substantial number of these supply contracts, however, are contingent upon many factors, including:

▪	access to electric transmission infrastructure;

▪	timely regulatory approval of contracted renewable energy projects;

▪	the renewable energy project developers’ ability to obtain project financing and permitting; and

▪	successful development and implementation of the renewable energy technologies.

SDG&E believes it will be able to comply with the 33% RPS Program requirements based on its contracting activity and, if necessary, application of the flexible compliance mechanisms. SDG&E’s failure to comply with the RPS Program requirements could subject it to a CPUC-imposed penalty of 5 cents per kilowatt hour of renewable energy under-delivery, which could materially affect its business, cash flows, financial condition, results of operations and/or prospects.

Subject to approval of its final report by the CPUC, SDG&E believes that it has met the requirements for the first compliance period, January 1, 2011 to December 31, 2013, of procuring an average of 20 percent of its annual electric requirements from renewable energy sources and that it will comply with the 33% RPS Program requirements.

Cleveland National Forest Transmission Projects

SDG&E filed an application with the CPUC in October 2012 for a permit to construct various transmission replacement projects in and around the Cleveland National Forest (CNF). The proposed projects will replace and fire-harden five transmission lines at an estimated cost of between $400 million and $450 million. As directed by the CPUC, SDG&E filed an amended application in June 2013 to provide notice of certain alternatives proposed by the U.S. Forest Service (USFS) in connection with SDG&E’s request for a Master Special Use Permit (MSUP). USFS approval of the MSUP will establish land rights and conditions for SDG&E’s continued operation and maintenance of facilities located within the CNF. CPUC approval is not required for the MSUP, even though construction of the projects is subject to review by both the USFS and CPUC. A joint environmental report will be developed by the CPUC and USFS. SDG&E currently expects a CPUC decision approving the transmission projects in the first half of 2015 and then expects the various phases of this project to be placed in service starting in 2016 and continuing through the end of the project in 2019.

South Orange County Reliability Enhancement

SDG&E filed an application with the CPUC in May 2012 for a Certificate of Public Convenience and Necessity to construct the South Orange County Reliability Enhancement project. The purpose of the project is to enhance the capacity and reliability of SDG&E’s electric service to the south Orange County area. The proposed project primarily includes replacing and upgrading approximately eight miles of transmission lines and rebuilding and upgrading a substation at an existing site. SDG&E expects a final CPUC decision approving the estimated $450 million to $500 million project in 2015. SDG&E obtained approval for the project from the ISO in May 2011. As the project is planned in phases, management currently expects the entire project to be in service in 2019.

South Bay Substation

SDG&E filed an application in 2010 with the CPUC for a permit to construct a new substation to replace the aging and obsolete South Bay substation and accommodate the retirement of the South Bay Power Plant. The existing substation will be demolished when the new substation has been constructed, energized and all transmission lines have been transferred. In October 2013, the CPUC approved SDG&E’s permit to construct the South Bay Substation Relocation Project at SDG&E’s proposed site, which will be located south of the existing site. The project, estimated at $145 million to $175 million, will replace the existing 138/69-kilovolt (kV) substation with the new 230/69/12-kV Bay Boulevard Substation. SDG&E is in the process of obtaining the additional permits required to begin construction, including the coastal development permit from the California Coastal Commission. SDG&E currently expects the project to be in service in 2017.

East County Substation

In June 2012, the CPUC approved SDG&E’s application for authorization to proceed with the East County Substation project, estimated to cost between $425 million and $450 million. The Bureau of Land Management (BLM) issued its record of decision in August 2012. SDG&E began construction in the second quarter of 2013 and expects the substation to be placed in service in the second half of 2014.

FERC Formulaic Rate Matters

In February 2013, SDG&E submitted its Electric Transmission Formula Rate (TO4) filing with the FERC to set the rate making methodology and rate of return for SDG&E’s FERC-regulated electric transmission operations and assets for the period beginning September 1, 2013. The filing proposed a FERC ROE of 11.3 percent and requested: 1) rates to be determined by a base period of historical costs and a forecast of capital investments and 2) a true-up period similar to balancing account treatment that is designed to provide SDG&E earnings of no more and no less than its actual cost of service including its authorized return on investment. In June and July 2013, the FERC issued orders accepting the filing, subject to refund, and established settlement and hearing procedures, with rates being effective as of 2013.

On January 31, 2014, SDG&E filed an uncontested multi-party settlement at the FERC regarding the TO4 filing. The settlement, subject to the FERC’s approval, will be in effect through December 31, 2018, is subject to a one-time right of termination by any party, and establishes a 10.05 percent ROE. SDG&E also has the right to seek any ROE incentives that might apply under FERC rules. SDG&E’s debt to equity ratio will be set annually based on the actual ratio at the end of each year. SDG&E expects that the FERC will act on this settlement by the end of the third quarter of 2014.

Excess Wildfire Claims Cost Recovery at the CPUC

SDG&E and SoCalGas filed an application, along with other related filings, with the CPUC in August 2009 proposing a new framework and mechanism for the future recovery of all wildfire-related expenses for claims, litigation expenses and insurance premiums that are in excess of amounts authorized by the CPUC for recovery in distribution rates. In December 2012, the CPUC issued a final decision that ultimately did not approve the proposed framework for the utilities but allowed SDG&E to maintain its authorized memorandum account, so that SDG&E may file applications with the CPUC requesting recovery of amounts properly recorded in the memorandum account at a later time, subject to reasonableness review.

SDG&E intends to pursue recovery of such costs in a future application. SDG&E will continue to assess the potential for recovery of these costs in rates. Should SDG&E conclude that recovery in rates is no longer probable, SDG&E will record a charge against earnings at the time such conclusion is reached. If SDG&E had concluded that the recovery of regulatory assets related to CPUC-regulated operations was no longer probable or was less than currently estimated at December 31, 2013, the resulting after-tax charge against earnings would have been up to $186 million. In addition, in periods following any such conclusion, SDG&E’s earnings will be adversely impacted by increases in the estimated cost to litigate or settle pending wildfire claims. We discuss how we assess the probability of recovery of our regulatory assets in Note 1.

We provide additional information about 2007 wildfire litigation costs and their recovery in Note 15.

SOCALGAS MATTERS

Aliso Canyon Natural Gas Storage Compressor Replacement

In September 2009, SoCalGas filed an application with the CPUC requesting approval to replace certain obsolete natural gas turbine compressors used in the operations of SoCalGas’ Aliso Canyon natural gas storage reservoir with a new electric compressor station. In April 2012, the CPUC issued a draft environmental impact report (EIR) for the project concluding that no significant or unavoidable adverse environmental impacts have been identified from the construction or operation of the proposed project. In November 2013, the CPUC issued a final decision that adopts the EIR and approves the estimated $200 million project.

Advanced Metering Infrastructure

In November 2011, the DRA and The Utility Reform Network (TURN) filed a joint petition requesting that the CPUC reconsider its prior approval of SoCalGas’ advanced metering infrastructure (AMI) project and stay AMI deployment while the CPUC considers the request. The CPUC, which is not obligated to respond to such requests, has taken no action in response to the DRA/TURN petition, and SoCalGas is continuing its deployment of AMI pursuant to the April 2010 CPUC decision approving the project.

NOTE 15. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

We accrue losses for legal proceedings when it is probable that a loss has been incurred and the amounts of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to estimate with reasonable certainty the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued, may exceed applicable insurance coverage and could materially adversely affect our business, cash flows, results of operations, financial condition and prospects. Unless otherwise indicated, we are unable to estimate reasonably possible losses in excess of any amounts accrued.

At December 31, 2013, Sempra Energy’s accrued liabilities for material legal proceedings, on a consolidated basis, were $154 million. At December 31, 2013, accrued liabilities for material legal proceedings for SDG&E and SoCalGas were $146 million and $0.1 million, respectively. At December 31, 2013, liabilities of $104 million at Sempra Energy and SDG&E were related to wildfire litigation discussed below.

SDG&E

2007 Wildfire Litigation

In October 2007, San Diego County experienced several catastrophic wildfires. Reports issued by the California Department of Forestry and Fire Protection (Cal Fire) concluded that two of these fires (the Witch and Rice fires) were SDG&E “power line caused” and that a third fire (the Guejito fire) occurred when a wire securing a Cox Communications’ (Cox) fiber optic cable came into contact with an SDG&E power line “causing an arc and starting the fire.” Cal Fire reported that the Rice fire burned approximately 9,500 acres and damaged 206 homes and two commercial properties, and the Witch and Guejito fires merged and eventually burned approximately 198,000 acres, resulting in two fatalities, approximately 40 firefighters injured and an estimated 1,141 homes destroyed.

A September 2008 staff report issued by the CPUC’s CPSD reached substantially the same conclusions as the Cal Fire reports, but also contended that the power lines involved in the Witch and Rice fires and the lashing wire involved in the Guejito fire were not properly designed, constructed and maintained. In April 2010, proceedings initiated by the CPUC to determine if any of its rules were violated were settled with SDG&E’s payment of $14.75 million.

Numerous parties have sued SDG&E and Sempra Energy in San Diego County Superior Court seeking recovery of unspecified amounts of damages, including punitive damages, from the three fires. These include owners and insurers of properties that were destroyed or damaged in the fires and government entities seeking recovery of firefighting, emergency response, and environmental costs. They assert various bases for recovery, including inverse condemnation based upon a California Court of Appeal decision finding that another California investor-owned utility was subject to strict liability, without regard to foreseeability or negligence, for property damages resulting from a wildfire ignited by power lines.

In October 2010, the Court of Appeal affirmed the trial court’s ruling that these claims must be pursued in individual lawsuits, rather than as class actions on behalf of all persons who incurred wildfire damages. In February 2011, the California Supreme Court denied a petition for review of the affirmance. At the February 2014 status conference, the Court set a February 2015 trial date for a trial to be comprised of 5 cases involving plaintiffs who claim damages resulting from the Witch fires.

SDG&E filed cross-complaints against Cox seeking indemnification for any liability that SDG&E might incur in connection with the Guejito fire, two SDG&E contractors seeking indemnification in connection with the Witch fire, and one SDG&E contractor seeking indemnification in connection with the Rice fire. SDG&E settled its claims against Cox and the three contractors for a total of approximately $824 million. Among other things, the settlement agreements provide that SDG&E will defend and indemnify Cox and the three contractors against all compensatory damage claims and related costs arising out of the wildfires.

SDG&E has settled all of the approximately 19,000 claims brought by homeowner insurers for damage to insured property relating to the three fires. Under the settlement agreements, SDG&E has paid or will pay 57.5 percent of the approximately $1.6 billion paid or reserved for payment by the insurers to their policyholders and received an assignment of the insurers’ claims against other parties potentially responsible for the fires.

The wildfire litigation also includes claims of non-insurer plaintiffs for damage to uninsured and underinsured structures, business interruption, evacuation expenses, agricultural damage, emotional harm, personal injuries and other losses. SDG&E has settled the claims of approximately 6,100 of these plaintiffs, including all of the government entities. There are now approximately 40 cases left to be resolved and substantially all of those remaining individual and business plaintiffs have submitted settlement demands and damage estimates totaling approximately $380 million. SDG&E does not expect a significant number of additional plaintiffs to file lawsuits given the applicable statutes of limitation, but does expect to receive additional settlement demands and damage estimates from existing plaintiffs as settlement negotiations continue. SDG&E has established reserves for the wildfire litigation as we discuss below.

SDG&E’s settled claims and defense costs have exceeded its $1.1 billion of liability insurance coverage for the covered period and the $824 million recovered from third parties. It expects that its wildfire reserves and amounts paid to resolve wildfire claims will continue to increase as it obtains additional information.

As we discuss in Note 14, SDG&E has concluded that it is probable that it will be permitted to recover in rates a substantial portion of its reasonably incurred costs of resolving wildfire claims in excess of its liability insurance coverage and the amounts recovered from third parties. Accordingly, although such recovery will require future regulatory approval, at December 31, 2013, Sempra Energy and SDG&E have recorded assets of $330 million in Other Regulatory Assets on their Consolidated Balance Sheets, including $315 million related to CPUC-regulated operations, which represents the amount substantially equal to the aggregate amount it has paid or reserved for payment for the resolution of wildfire claims and related costs in excess of its liability insurance coverage and amounts recovered from third parties. SDG&E will increase the regulatory assets if the estimate of amounts to settle remaining claims increases.

SDG&E will continue to assess the probability of recovery of these excess wildfire costs in rates. Should SDG&E conclude that recovery in rates is no longer probable, SDG&E will record a charge against earnings at the time such conclusion is reached. If SDG&E had concluded that the recovery of regulatory assets related to CPUC-regulated operations was no longer probable or was less than currently estimated at December 31, 2013, the resulting after-tax charge against earnings would have been up to $186 million. In addition, in periods following any such conclusion, SDG&E’s earnings will be adversely impacted by increases in the estimated cost to litigate or settle pending wildfire claims. We provide additional information about excess wildfire claims cost recovery and related CPUC actions in Note 14 and discuss how we assess the probability of recovery of our regulatory assets in Note 1.

SDG&E’s cash flow may be materially adversely affected due to the timing differences between the resolution of claims and the recoveries in rates, which may extend over a number of years. Also, recovery from customers will require future regulatory actions, and a failure to obtain substantial or full recovery, or any negative assessment of the likelihood of recovery, would likely have a material adverse effect on Sempra Energy’s and SDG&E’s businesses, financial condition, cash flows, results of operations and prospects.

SDG&E will continue to gather information to evaluate and assess the remaining wildfire claims and the likelihood, amount and timing of related recoveries in rates and will make appropriate adjustments to wildfire reserves and the related regulatory assets as additional information becomes available.

Since 2010, as liabilities for wildfire litigation have become reasonably estimable in the form of settlement demands, damage estimates and other damage information, SDG&E has recorded related reserves as a liability. The impact of this liability at December 31, 2013 is offset by the recognition of regulatory assets, as discussed above, for reserves in excess of the insurance coverage and recoveries from third parties. The impact of the reserves on SDG&E’s and Sempra Energy’s after-tax earnings was an increase (decrease) of $0.3 million, $(6) million and $(13) million for the years ended December 31, 2013, 2012 and 2011, respectively. At December 31, 2013, wildfire litigation reserves were $104 million ($63 million in current and $41 million in long-term). Additionally, through December 31, 2013, SDG&E has expended $344 million (cumulative, excluding amounts covered by insurance and amounts recovered from third parties) to pay for the settlement of wildfire claims and related costs.

Sunrise Powerlink Electric Transmission Line

The Sunrise Powerlink is a 117-mile, 500-kV electric transmission line between the Imperial Valley and the San Diego region that was energized and placed in service in June 2012.  The Sunrise Powerlink project was approved by the CPUC in December 2008, the BLM in January 2009, and the USFS in July 2010. Numerous administrative appeals and legal challenges have been resolved in favor of the project. One legal challenge remains pending.

In February 2011, opponents of the Sunrise Powerlink filed a lawsuit in Sacramento County Superior Court against the State Water Resources Control Board and SDG&E alleging that the water quality certification issued by the Board under the Federal Clean Water Act violated the California Environmental Quality Act. The Superior Court denied the plaintiffs’ petition in July 2012, and the plaintiffs have appealed.

A claim for additional compensation has been submitted by one of SDG&E’s contractors on the Sunrise Powerlink project. The contractor was awarded the transmission line overhead and underground construction contract on a fixed-fee basis of $456 million after agreed-upon amendments. The contractor has asserted that it is owed additional compensation above the fixed-fee portion of the contract. In May 2013, the contractor filed claims totaling $180.3 million, including one in San Diego County for the sum of $99.2 million and the other in Imperial County for the sum of $81.1 million, seeking foreclosure of previously filed Mechanics Liens. In October 2013, the contractor served a Demand for Arbitration pursuant to contractual provisions. SDG&E has answered the demand and filed a counter claim against the contractor. The arbitration panel has set a March 2015 arbitration hearing date.

September 2011 Power Outage

In September 2011, a power outage lasting approximately 12 hours affected millions of people from Mexico to southern Orange County, California. Within several days of the outage, several SDG&E customers filed a class action lawsuit in Federal District Court in San Diego against Arizona Public Service Company, Pinnacle West Capital Corporation, and SDG&E alleging that the companies failed to prevent the outage. The lawsuit seeks recovery of unspecified amounts of damages, including punitive damages. In July 2012, the court granted SDG&E’s motion to dismiss the punitive damages request and dismissed Arizona Public Service Company and Pinnacle West Capital Corporation from the lawsuit. In September 2013, the court granted SDG&E’s motion for summary judgment and dismissed the lawsuit. In October 2013, the plaintiffs appealed the court’s dismissal of their action.

FERC and North American Electric Reliability Corporation (NERC) Staff conducted a joint inquiry to determine the cause of the power failure and issued a report in May 2012 regarding their findings. Following that report, Staff from FERC’s Office of Enforcement (FERC Enforcement Staff) investigated potential violations of FERC’s Reliability Standards associated with the outage. In January 2014, FERC Enforcement Staff issued a Staff Notice of Alleged Violations, in which FERC Enforcement Staff alleged violations of various Reliability Standards by several entities. FERC Enforcement Staff did not allege or find any violations by SDG&E.

Smart Meters Patent Infringement Lawsuit

In October 2011, SDG&E was sued by a Texas design and manufacturing company in Federal District Court, Southern District of California, and later transferred to the Federal District Court, Western District of Oklahoma, alleging that SDG&E’s recently installed smart meters infringed certain patents. The meters were purchased from a third party vendor that has agreed to defend and indemnify SDG&E. The lawsuit seeks injunctive relief and recovery of unspecified amounts of damages.

Lawsuit Against Mitsubishi Heavy Industries, Ltd.

On July 18, 2013, SDG&E filed a lawsuit in the Superior Court of California in the County of San Diego against Mitsubishi Heavy Industries, Ltd., Mitsubishi Nuclear Energy Systems, Inc., and Mitsubishi Heavy Industries America, Inc. (collectively MHI). The lawsuit seeks to recover damages SDG&E has incurred and will incur related to the design defects in the steam generators MHI provided to the SONGS nuclear power plant. The lawsuit asserts a number of causes of action, including fraud, based on the representations MHI made about its qualifications and ability to design generators free from defects of the kind that resulted in the permanent shutdown of the plant and further seeks to set aside the contractual limitation of damages that MHI has asserted. On July 24, 2013, MHI removed the lawsuit to the United States District Court for the Southern District of California, and on August 8, 2013, MHI moved to stay the proceeding pending resolution of the dispute resolution process involving MHI and Edison arising from their contract for the purchase and sale of the steam generators. On October 16, 2013, Edison initiated an arbitration proceeding against MHI seeking damages stemming from the failure of the replacement steam generators. In late December 2013, MHI answered and filed a counter-claim against Edison.

Investment in Wind Farm

In 2011, the CPUC and FERC approved SDG&E’s estimated $285 million tax equity investment in a wind farm project. SDG&E’s contractual obligations to invest in the Rim Rock wind farm and to purchase renewable energy credits from the wind farm under the power purchase agreement are both subject to the satisfaction of certain conditions which, if not achieved, would allow SDG&E to terminate the power purchase agreement and to not make the investment. In December 2013, SDG&E received a closing notice from the project developer indicating that all such conditions had been met. SDG&E responded to the closing notice asserting that the contractual conditions had not been satisfied. On December 19, 2013, SDG&E filed a complaint against the project developer in San Diego Superior Court. The project developer filed a separate complaint against SDG&E in Montana state court.

SoCalGas

SoCalGas, along with Monsanto Co., Solutia, Inc., Pharmacia Corp., and Pfizer, Inc., are defendants in seven Los Angeles County Superior Court lawsuits filed beginning in April 2011 seeking recovery of unspecified amounts of damages, including punitive damages, as a result of plaintiffs’ exposure to PCBs (polychlorinated biphenyls). The lawsuits allege plaintiffs were exposed to PCBs not only through the food chain and other various sources but from PCB-contaminated natural gas pipelines owned and operated by SoCalGas. This contamination allegedly caused plaintiffs to develop cancer and other serious illnesses. Plaintiffs assert various bases for recovery, including negligence and products liability. SoCalGas has settled three of the seven lawsuits for an amount that is not significant and has been recorded.

Sempra Mexico

Permit Challenges and Property Disputes

Sempra Mexico has been engaged in a long-running land dispute relating to property adjacent to its Energía Costa Azul LNG terminal near Ensenada, Mexico. The adjacent property is not required by any of the environmental or other regulatory permits issued for the operation of the terminal. A claimant to the adjacent property has nonetheless asserted that his health and safety are endangered by the operation of the facility, and filed an action in the Federal Court challenging the permits. In February 2011, based on a complaint by the claimant, the then new Ensenada Mayor attempted to temporarily close the terminal based on claims of irregularities in municipal permits issued six years earlier. This attempt was promptly countermanded by Mexican federal and Baja California state authorities. No terminal permits or operations were affected as a result of these proceedings or events and the terminal has continued to operate normally. Sempra Mexico expects additional Mexican court proceedings and governmental actions regarding the claimant’s assertions as to whether the terminal’s permits should be modified or revoked in any manner.

The claimant filed complaints in the federal Agrarian Court challenging the refusal of the Secretaría Reforma Agraria (now the Secretaría de Desarrollo Agrario, Territorial y Urbano, or SEDATU) in 2006 to issue a title to him for the disputed property. In November 2013, the Agrarian Court ordered that SEDATU issue the requested title and cause it to be registered. Both SEDATU and Sempra Mexico have challenged the rulings. Sempra Mexico expects additional proceedings regarding the claims, although such proceedings are not related to the permit challenges referenced above. The property claimant also filed a lawsuit in July 2010 against Sempra Energy in Federal District Court in San Diego seeking compensatory and punitive damages as well as the earnings from the Energía Costa Azul LNG terminal based on his allegations that he was wrongfully evicted from the adjacent property and that he has been harmed by other allegedly improper actions.

Additionally, several administrative challenges are pending in Mexico before the Mexican environmental protection agency (SEMARNAT) and/or the Federal Tax and Administrative Courts seeking revocation of the environmental impact authorization (EIA) issued to Energía Costa Azul in 2003. These cases generally allege that the conditions and mitigation measures in the EIA are inadequate and challenge findings that the activities of the terminal are consistent with regional development guidelines. The Mexican Supreme Court decided to exercise jurisdiction over one such case, and on February 7, 2014, announced that it would decline to grant the relief sought by the plaintiff. Sempra Mexico expects the Court to issue a written resolution in the first quarter of 2014 providing further details regarding its ruling. A similar administrative challenge seeking to revoke the port concession for our marine operations at our Energía Costa Azul LNG terminal, which was filed with and rejected by the Mexican Communications and Transportation Ministry, remains on appeal in Mexican federal court as well.

There are two real property cases pending against Energía Costa Azul in which the plaintiffs seek to annul the recorded property titles for parcels on which the Energía Costa Azul LNG terminal is situated and to obtain possession of different parcels that allegedly sit in the same place; one of these cases was dismissed in September 2013 at the direction of the state appellate court. A third complaint was served in April 2013 seeking to invalidate the contract by which Energía Costa Azul, S. de R.L. de C.V. purchased another of the terminal parcels, on the grounds the purchase price was unfair. Sempra Mexico expects further proceedings on each of these matters, except for the real property case that was dismissed.

Property Title Dispute (Dismissed)

In July 2012, a Mexicali state court issued a ruling declaring the purchase contract by which Termoeléctrica de Mexicali acquired the property on which the facility is located to be invalid, on the grounds that the proceeding in which the seller acquired title was invalid. In June 2013, an appellate court overturned the lower court ruling, and the case was subsequently dismissed.

Competitor Claims (Dismissed)

In October 2012, a competitor for one of the two contracts awarded by the Mexican Federal Electricity Commission (Comisión Federal de Electricidad, or CFE) for the construction and operation of a natural gas pipeline in Sonora filed an amparo in the Mexican federal district court in Mexico City, challenging the tender process and the award to us. The competitor, a subsidiary of Fermaca, Sásabe Pipeline, S. de R.L. de C.V., filed suit against 11 different governmental authorities, including the CFE, the President of Mexico, and the Mexican Energy Ministry. Sásabe Pipeline, which was the second-place bidder, alleges CFE discriminated against it in the bidding process, including by failing to accept its comments on the bid guidelines. In February 2013, we were notified that Guaymas Pipeline S. de R. L. de C.V., another subsidiary of Fermaca, filed another, similar amparo challenging the process by which the second of the two contracts was awarded, although it did not submit a bid for the project. Both cases were dismissed in April 2013.

Sempra Natural Gas

Liberty Gas Storage, LLC (Liberty) received a demand for arbitration from Williams Midstream Natural Gas Liquids, Inc. (Williams) in February 2011 related to a sublease agreement. Williams alleges that Liberty was negligent in its attempt to convert certain salt caverns to natural gas storage and seeks damages of $56.7 million. Liberty filed a counterclaim alleging breach of contract in the inducement and seeks damages of more than $215 million.

Other Litigation

As described in Note 4, we hold a noncontrolling interest in RBS Sempra Commodities, a limited liability partnership in the process of being liquidated. In March 2012, RBS received a letter from the United Kingdom’s Revenue and Customs Department (HMRC) regarding a value-added-tax (VAT) matter related to RBS Sempra Energy Europe (RBS SEE), a former indirect subsidiary of RBS Sempra Commodities that was sold to JP Morgan. The letter states that HMRC is conducting a number of investigations into VAT tax refund claims made by various businesses related to the purchase and sale of carbon credit allowances. The letter also states that HMRC believes it has grounds to deny RBS the ability to reduce its VAT liability by VAT paid during 2009 because it knew or should have known that certain vendors in the trading chain did not remit their own VAT to HMRC. In September 2012, HMRC issued an assessment of £86 million for the VAT paid in connection with these transactions and identified several options for responding, including requesting a review by HMRC and appealing to an independent tribunal. HMRC indicated that the assessment was issued on a protective basis as discussion about the issues is continuing.

In August 2007, the U.S. Court of Appeals for the Ninth Circuit issued a decision reversing and remanding certain FERC orders declining to provide refunds regarding short-term bilateral sales up to one month in the Pacific Northwest for the January 2000 to June 2001 time period. In December 2010, the FERC approved a comprehensive settlement previously reached by Sempra Energy and RBS Sempra Commodities with the State of California. The settlement resolves all issues with regard to sales between the California Department of Water Resources and Sempra Commodities in the Pacific Northwest, but potential claims may exist regarding sales in the Pacific Northwest between Sempra Commodities and other parties. The FERC is in the process of addressing these potential claims on remand. Pursuant to the agreements related to the formation of RBS Sempra Commodities, we have indemnified RBS should the liability from the final resolution of these matters be greater than the reserves related to Sempra Commodities. Pursuant to our agreement with the Noble Group Ltd., one of the buyers of RBS Sempra Commodities’ businesses, we have also indemnified Noble Americas Gas & Power Corp. and its affiliates for all losses incurred by such parties resulting from these proceedings as related to Sempra Commodities.

We are also defendants in ordinary routine litigation incidental to our businesses, including personal injury, product liability, property damage and other claims. California juries have demonstrated an increasing willingness to grant large awards, including punitive damages, in these types of cases.

CONTRACTUAL COMMITMENTS

Natural Gas Contracts

Natural Gas

SoCalGas has the responsibility for procuring natural gas for both SDG&E’s and SoCalGas’ core customers in a combined portfolio. SoCalGas buys natural gas under short-term and long-term contracts for this portfolio. Purchases are from various producing regions in the southwestern U.S., U.S. Rockies, and Canada and are primarily based on published monthly bid-week indices.

SoCalGas transports natural gas primarily under long-term firm interstate pipeline capacity agreements that provide for annual reservation charges, which are recovered in rates. SoCalGas has commitments with interstate pipeline companies for firm pipeline capacity under contracts that expire at various dates through 2028.

Sempra Natural Gas’ and Sempra Mexico’s businesses have various natural gas purchase agreements to fuel natural gas-fired power plants and capacity agreements for natural gas storage and transportation.

Sempra Rockies Marketing, a subsidiary of Sempra Natural Gas, has an agreement for capacity on the Rockies Express Pipeline through November 2019, as we discuss in Note 4. Historically, the capacity costs have been more than offset by revenues from releases of the capacity. However, certain capacity release commitments concluded during 2013 and new contracting activity related to that capacity may not be sufficient to offset all of our capacity commitments. Including capacity released to others, Sempra Rockies Marketing’s obligation to Rockies Express Pipeline LLC for future capacity payments are expected to be $14 million each year in 2014 through 2017, $33 million in 2018 and $50 million in 2019.

At December 31, 2013, the future minimum payments under existing natural gas contracts and natural gas storage and transportation contracts were:

Sempra Energy Consolidated
	Storage and
(Dollars in millions)	Transportation	Natural Gas(1)	Total(1)
2014	$242	$162	$404
2015	239	4	243
2016	226	4	230
2017	220	4	224
2018	202	4	206
Thereafter	361	16	377
Total minimum payments	$1,490	$194	$1,684
(1)	Excludes amounts related to LNG purchase agreements as discussed below.

SoCalGas
(Dollars in millions)	Transportation	Natural Gas	Total
2014	$126	$57	$183
2015	120	1	121
2016	111	1	112
2017	107	1	108
2018	89	1	90
Thereafter	157	―	157
Total minimum payments	$710	$61	$771

Total payments under natural gas contracts and natural gas storage and transportation contracts as well as payments to meet additional portfolio needs at SoCalGas were:

	Years ended December 31,
(Dollars in millions)	2013	2012	2011
Sempra Energy Consolidated	$1,680	$1,345	$1,991
SoCalGas	1,464	1,222	1,810

LNG

Sempra Natural Gas has various purchase agreements with major international companies for the supply of LNG to the Energía Costa Azul and Cameron terminals. The agreements range from short-term to multi-year periods and are priced using a predetermined formula based on natural gas market indices.

Although these contracts specify a number of cargoes to be delivered, under their terms, customers may divert certain cargoes, which would reduce amounts paid under the contracts by Sempra Natural Gas. As of December 31, 2013, if all cargoes under the contracts were to be delivered, future payments under these contracts would be

▪	$670 million in 2014

▪	$662 million in 2015

▪	$654 million in 2016

▪	$658 million in 2017

▪	$678 million in 2018

▪	$8.3 billion in 2019 – 2029

The amounts above are based on forward prices of the index applicable to each contract from 2014 to 2023 and an estimated one percent escalation per year beyond 2023. The LNG commitment amounts above are based on Sempra Natural Gas’ commitment to accept the maximum possible delivery of cargoes under the agreements. Actual LNG purchases in 2013, 2012 and 2011 have been significantly lower than the maximum amount possible due to customers electing to divert most cargoes as allowed by the agreements.

Purchased-Power Contracts

For 2014, SDG&E expects to meet its customer power requirements from the following resource types:

▪	Long-term contracts: 31 percent (of which 25.4 percent is provided by renewable energy contracts expiring on various dates through 2039)

▪	SDG&E-owned generation (including Palomar Energy Center, Miramar Energy Center, Desert Star Energy Center and Cuyamaca Peak Energy Plant) and tolling contracts (including OMEC): 55 percent

▪	Spot market purchases: 14 percent

Chilquinta Energía and Luz del Sur also have purchased-power contracts, expiring on various dates extending through 2027, which cover most of the consumption needs of the companies’ customers. These commitments are included under Sempra Energy Consolidated in the table below.

At December 31, 2013, the estimated future minimum payments under long-term purchased-power contracts were:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E
2014	$1,328	$471
2015	1,473	543
2016	1,487	524
2017	1,494	517
2018	1,483	488
Thereafter	11,826	6,349
Total minimum payments(1)	$19,091	$8,892
(1)	Excludes purchase agreements accounted for as capital leases and amounts related to Otay Mesa VIE, as it is consolidated by Sempra Energy and SDG&E.

Payments on these contracts represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Excluding DWR-allocated contracts, total payments under purchased-power contracts were:

	Years ended December 31,
(Dollars in millions)	2013	2012	2011
Sempra Energy Consolidated	$1,377	$1,205	$918
SDG&E	570	381	346

Operating Leases

Sempra Energy Consolidated, SDG&E and SoCalGas have operating leases on real and personal property expiring at various dates from 2014 through 2054. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from two percent to six percent at Sempra Energy Consolidated, four percent to six percent at SDG&E, and two percent to five percent at SoCalGas. The rentals payable under these leases may increase by a fixed amount each year or by a percentage of a base year, and most leases contain extension options that we could exercise.

The California Utilities have an operating lease agreement for future acquisitions of fleet vehicles with RBS Asset Finance, Inc. with an aggregate maximum lease limit of $125 million, $113 million of which has been utilized as of December 31, 2013.

Rent expense for all operating leases totaled:

	Years ended December 31,
(Dollars in millions)	2013	2012	2011
Sempra Energy Consolidated	$81	$74	$77
SDG&E	23	20	18
SoCalGas	31	26	35

At December 31, 2013, the minimum rental commitments payable in future years under all noncancelable operating leases were as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2014	$85	$23	$32
2015	83	22	32
2016	71	22	25
2017	74	20	30
2018	69	17	28
Thereafter	576	91	174
Total future rental commitments	$958	$195	$321

Capital Leases

Utility Fleet Vehicles

The California Utilities entered into agreements with U.S. Bancorp Equipment Finance in 2009 and with RBS Asset Finance, Inc. in 2010 to refinance existing fleet vehicles. These are capital leases, and as of December 31, 2013, the related capital lease obligations were $5 million at Sempra Energy Consolidated, including $3 million at SDG&E and $2 million at SoCalGas. As of December 31, 2012, the related capital lease obligations were $11 million at Sempra Energy Consolidated, including $7 million at SDG&E and $4 million at SoCalGas.

At December 31, 2013, the future minimum lease payments and present value of the net minimum lease payments under these capital leases are as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2014	$4	$2	$2
2015	1	1	―
Total minimum lease payments	$5	$3	$2
Present value of net minimum lease payments(1)	$5	$3	$2
(1) Excludes negligible amounts of interest.

The 2013 annual amortization charge for the utility fleet vehicles was $7 million at Sempra Energy Consolidated, including $4 million at SDG&E and $3 million at SoCalGas. The 2012 annual amortization charge for the utility fleet vehicles was $13 million at Sempra Energy Consolidated, including $7 million at SDG&E and $6 million at SoCalGas. The 2011 annual amortization charge for the utility fleet vehicles was $15 million at Sempra Energy Consolidated, including $7 million at SDG&E and $8 million at SoCalGas.

Headquarters Build-to-Suit Lease

In August 2013, Sempra Energy entered into a 25-year, build-to-suit lease for its future San Diego, California, headquarters. We expect to occupy the building in the second half of 2015. At December 31, 2013, future payments on the lease are as follows:

(Dollars in millions)
2014	$	―
2015		4
2016		10
2017		10
2018		10
Thereafter		277
Total future payments		$311

Power Purchase Agreements

SDG&E has two power purchase agreements with peaker plant facilities that went into commercial operation in June 2010 and are accounted for as capital leases. The entities that own the peaker plant facilities are VIEs of which SDG&E is not the primary beneficiary. As of December 31, 2013, capital lease obligations for these leases, each with a 25-year term, were valued at $176 million. SDG&E does not have any additional implicit or explicit financial responsibility related to these VIEs.

At December 31, 2013, the future minimum lease payments and present value of the net minimum lease payments under these capital leases for both Sempra Energy Consolidated and SDG&E were as follows:

(Dollars in millions)
	2014	$24
	2015	24
	2016	24
	2017	24
	2018	24
	Thereafter	394
	Total minimum lease payments(1)	514
	Less: estimated executory costs	(84)
	Less: interest(2)	(254)
	Present value of net minimum lease payments(3)	$176
(1)
This amount will be recorded over the lives of the leases as Cost of Electric Fuel and Purchased Power on Sempra Energy’s and SDG&E’s Consolidated Statements of Operations. This expense will receive ratemaking treatment consistent with purchased-power costs.

(2)	Amount necessary to reduce net minimum lease payments to present value at the inception of the leases.
(3)	Includes $3 million in Current Portion of Long-Term Debt and $173 million in Long-Term Debt on Sempra Energy’s and SDG&E’s Consolidated Balance Sheets at December 31, 2013.

The annual amortization charge for the power purchase agreements was $2 million in 2013, 2012, and 2011.

Construction and Development Projects

Sempra Energy Consolidated has various capital projects in progress in the United States, Mexico and South America. Sempra Energy’s total commitments under these projects are $2 billion, requiring future payments of $1.3 billion in 2014, $393 million in 2015, $116 million in 2016, $112 million in 2017, $24 million in 2018 and $47 million thereafter. The following is a summary by segment of contractual commitments and contingencies related to the construction projects.

SDG&E

At December 31, 2013, SDG&E has commitments to make future payments of $332 million for construction projects that include

▪	$87 million for the engineering, material procurement and construction costs associated with the East County Substation project;

▪	$132 million related to nuclear fuel fabrication and other construction projects at SONGS; and

▪	$113 million for infrastructure improvements for natural gas and electric transmission and distribution operations.

SDG&E expects future payments under these contractual commitments to be $177 million in 2014, $32 million in 2015, $28 million in 2016, $27 million in 2017, $23 million in 2018 and $45 million thereafter.

SoCalGas

At December 31, 2013, SoCalGas has commitments to make future payments of $442 million for construction and infrastructure improvements for natural gas transmission and distribution operations and pipeline integrity. The future payments under these contractual commitments are expected to be $190 million in 2014 and $84 million each year in 2015 through 2017.

Sempra South American Utilities

At December 31, 2013, Sempra South American Utilities has commitments to make future payments of $27 million for construction projects that include $15 million for the construction of the Santa Teresa hydroelectric power plant at Luz del Sur. The future payments under these contractual commitments are all expected to be in 2014.

Sempra Mexico

At December 31, 2013, Sempra Mexico has commitments to make future payments of $631 million for contracts related to the construction of an approximately 500-mile natural gas transport pipeline network and the Energía Sierra Juárez wind project. The future payments under these contractual commitments are expected to be $391 million in 2014, $236 million in 2015, $3 million in 2016, negligible amounts in 2017 and 2018 and $1 million thereafter.

Sempra Renewables

At December 31, 2013, Sempra Renewables has commitments to make future payments of $569 million for the construction of the Copper Mountain Solar 3 and Broken Bow 2 facilities. The future payments under these contractual commitments are expected to be $524 million in 2014, $41 million in 2015, $1 million each year in 2016 through 2018 and $1 million thereafter.

Sempra Natural Gas

At December 31, 2013, Sempra Natural Gas has commitments to make future payments of $8 million primarily for natural gas storage projects. The future payments under these contractual commitments are all expected to be in 2014.

GUARANTEES

At December 31, 2013, Sempra Renewables has provided guarantees to its solar and wind farm joint ventures aggregating a maximum of $165 million with an associated aggregated carrying value of $2 million, primarily related to purchased-power agreements and engineering, procurement and construction contracts. In addition, Sempra Renewables has provided guarantees aggregating a maximum of $328 million with an associated aggregated carrying value of $17 million at December 31, 2013 to certain wind farm joint ventures for debt service and operation of the wind farms, which we discuss in Note 5.

As of December 31, 2013, SDG&E and SoCalGas did not have any outstanding guarantees.

OTHER COMMITMENTS

SDG&E

In connection with the completion of the Sunrise Powerlink project, the CPUC required that SDG&E establish a fire mitigation fund to minimize the risk of fire as well as reduce the potential wildfire impact on residences and structures near the Sunrise Powerlink. The future payments for these contractual commitments are expected to be approximately $3 million per year, subject to escalation of 2 percent per year, for 58 years. At December 31, 2013, the present value of these future payments of $115 million has been recorded as a regulatory asset as the amounts represent a cost that will be recovered from customers in the future, and the related liability was $115 million.

In July 2012, SDG&E received $85 million from Citizens Sunrise Transmission, LLC (Citizens), a subsidiary of Citizens Energy Corporation. For this payment, under the terms of the agreement with Citizens, SDG&E will provide Citizens with access to a segment of the Sunrise Powerlink transmission line known as the Border-East transmission line equal to 50 percent of the transfer capacity of this portion of the line for a period of 30 years. After the 30-year contract term, the transfer capability will revert to SDG&E. SDG&E will amortize deferred revenues from the use of the transfer capability over the 30-year term, and depreciation for 50 percent of the Border-East transmission line segment will be accelerated from an estimated 58-year life to 30 years.

We discuss reserves at Sempra Energy and SDG&E for wildfire litigation above in “Legal Proceedings – SDG&E – 2007 Wildfire Litigation.”

Sempra Natural Gas

In February 2013, Sempra Natural Gas entered into a long-term operations and maintenance agreement for its remaining block of the Mesquite Power natural gas-fired power plant, which expires in 2033. The total cost associated with this agreement is estimated to be approximately $35 million. The future payments for this contractual commitment are expected to be $2 million each year in 2014 through 2018 and $25 million thereafter. We provide additional information about Mesquite Power in Notes 3 and 18.

Additional consideration for a 2006 comprehensive legal settlement with the State of California to resolve the Continental Forge litigation included an agreement that, for a period of 18 years beginning in 2011, Sempra Natural Gas would sell to the California Utilities, subject to annual CPUC approval, up to 500 million cubic feet (MMcf) per day of regasified LNG from Sempra Mexico’s Energía Costa Azul facility that is not delivered or sold in Mexico at the California border index minus $0.02 per MMBtu. There are no specified minimums required, and to date, we have not been required to deliver any natural gas pursuant to this agreement.

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

In addition, we are required to obtain numerous governmental permits, licenses and other approvals to construct facilities and operate our businesses. The related costs of environmental monitoring, pollution control equipment, cleanup costs, and emissions fees are significant. Increasing national and international concerns regarding global warming and mercury, carbon dioxide, nitrogen oxide and sulfur dioxide emissions could result in requirements for additional pollution control equipment or significant emissions fees or taxes that could adversely affect Sempra Natural Gas and Sempra Mexico. The California Utilities’ costs to operate their facilities in compliance with these laws and regulations generally have been recovered in customer rates.

We generally capitalize the significant costs we incur to mitigate or prevent future environmental contamination or extend the life, increase the capacity, or improve the safety or efficiency of property used in current operations. The following table shows (in millions) our capital expenditures (including construction work in progress) in order to comply with environmental laws and regulations:

	Years ended December 31,
	2013	2012	2011
Sempra Energy Consolidated(1)	$31	$92	$144
SDG&E	13	77	130
SoCalGas	15	12	13
(1)	In cases of non-wholly owned affiliates, includes only our share.

Fluctuations at SDG&E and Sempra Energy Consolidated from 2011 to 2012 and 2012 to 2013 were primarily due to mitigation activities on the Sunrise Powerlink project, which was placed into service in June 2012. We have not identified any significant environmental issues outside the United States.

At the California Utilities, costs that relate to current operations or an existing condition caused by past operations are generally recorded as a regulatory asset due to the probability that these costs will be recovered in rates.

The environmental issues currently facing us or resolved during the last three years include (1) investigation and remediation of the California Utilities’ manufactured-gas sites, (2) cleanup of third-party waste-disposal sites used by the California Utilities at sites for which we have been identified as a PRP and (3) mitigation of damage to the marine environment caused by the cooling-water discharge from SONGS. The requirements for enhanced fish protection and restoration of 150 acres of coastal wetlands for the SONGS mitigation are in process and include a 150-acre artificial reef that was dedicated in 2008 and continues in process to meet California Coastal Commission acceptance requirements. The table below shows the status at December 31, 2013, of the California Utilities’ manufactured-gas sites and the third-party waste-disposal sites for which we have been identified as a PRP:

	# Sites	# Sites
	Completed(1)	In Process
SDG&E
Manufactured-gas sites	3	―
Third-party waste-disposal sites	2	3
SoCalGas
Manufactured-gas sites	39	3
Third-party waste-disposal sites	5	1
(1)	There may be on-going compliance obligations for completed sites, such as regular inspections, adherence to land use covenants and water quality monitoring.

We record environmental liabilities at undiscounted amounts when our liability is probable and the costs can be reasonably estimated. In many cases, however, investigations are not yet at a stage where we can determine whether we are liable or, if the liability is probable, to reasonably estimate the amount or range of amounts of the costs. Estimates of our liability are further subject to uncertainties such as the nature and extent of site contamination, evolving cleanup standards and imprecise engineering evaluations. We review our accruals periodically and, as investigations and cleanup proceed, we make adjustments as necessary. The following table shows (in millions) our accrued liabilities for environmental matters at December 31, 2013:

		Waste	Former Fossil-	Other
	Manufactured-	Disposal	Fueled Power	Hazardous
	Gas Sites	Sites (PRP)(1)	Plants	Waste Sites	Total
SDG&E(2)(3)	$ ―	$ ―	$5.2	$0.4	$5.6
SoCalGas(3)	14.7	0.2	―	0.2	15.1
Other	2.2	1.2	―	0.8	4.2
Total Sempra Energy	$16.9	$1.4	$5.2	$1.4	$24.9
(1)	Sites for which we have been identified as a Potentially Responsible Party.
(2)	Does not include SDG&E’s liability for SONGS marine mitigation.
(3)
This includes $5.5 million at SDG&E and $15.1 million at SoCalGas related to hazardous waste sites subject to the Hazardous Waste Collaborative mechanism approved by the CPUC in 1994. This mechanism permits California’s IOUs, including the California Utilities, to recover in rates 90 percent of hazardous waste cleanup costs and related third-party litigation costs, and 70 percent of the related insurance-litigation expenses for certain sites. In addition, the California Utilities have the opportunity to retain a percentage of any recoveries from insurance carriers and other third parties to offset the cleanup and associated litigation costs not recovered in rates.

We expect to pay the majority of these accruals over the next three years. In connection with the issuance of operating permits, SDG&E and the other owners of SONGS previously reached an agreement with the California Coastal Commission to mitigate the damage to the marine environment caused by the cooling-water discharge from SONGS during its operation. SONGS’ early retirement, described in Note 13, does not reduce SDG&E’s mitigation obligation. At December 31, 2013, SDG&E’s share of the estimated mitigation costs remaining to be spent through 2050 is $14 million, which is recoverable in rates.

We discuss renewable energy requirements in Note 14 and greenhouse gas regulation in Note 1.

NUCLEAR INSURANCE

SDG&E and the other owners of SONGS have insurance to cover claims from nuclear liability incidents arising at SONGS. This insurance provides $375 million in coverage limits, the maximum amount available, including coverage for acts of terrorism. In addition, the Price-Anderson Act provides for up to $13.2 billion of secondary financial protection (SFP). If a nuclear liability loss occurring at any U.S. licensed/commercial reactor exceeds the $375 million insurance limit, all nuclear reactor owners could be required to contribute to the SFP. SDG&E’s contribution would be up to $50.93 million. This amount is subject to an annual maximum of $7.6 million, unless a default occurs by any other SONGS owner. If the SFP is insufficient to cover the liability loss, SDG&E could be subject to an additional assessment.

The SONGS owners, including SDG&E, also have $2.75 billion of nuclear property, decontamination, and debris removal insurance, subject to a $2.5 million deductible for “each and every loss.” This insurance coverage is provided through Nuclear Electric Insurance Limited (NEIL), a mutual insurance company. The NEIL policies have specific exclusions and limitations that can result in reduced or eliminated coverage. Insured members as a group are subject to retrospective premium assessments to cover losses sustained by NEIL under all issued policies. SDG&E could be assessed up to $9.7 million of retrospective premiums based on overall member claims. Edison, on behalf of itself and the minority owners of SONGS (including SDG&E), has placed NEIL on notice of claims under both the property damage and outage insurance policies as a result of SONGS’ Units 2 and 3 being shut down since early 2012.

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

We provide additional information about SONGS in Note 13.

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

In June 2010, the United States Court of Federal Claims issued a decision granting Edison and the SONGS co-owners damages of approximately $142 million to recover costs incurred through December 31, 2005 for the DOE’s failure to meet its obligation to begin accepting spent nuclear fuel from SONGS. Edison received payment from the federal government in the amount of the damage award in November 2011. In January 2012, Edison refunded SDG&E $28 million for its respective share of the damage award paid. SDG&E recorded a $10 million reduction of nuclear power expenses, a $15 million reduction of its nuclear decommissioning balancing account and a $3 million reduction in nuclear plant. Edison, as operating agent, filed a lawsuit against the DOE in the Court of Federal Claims in December 2011 seeking damages for the period from January 1, 2006 to December 31, 2010 for the DOE’s failure to meet its obligation to begin accepting spent nuclear fuel. Additional legal action would be necessary to recover damages incurred after December 31, 2010.

CONCENTRATION OF CREDIT RISK

We maintain credit policies and systems to manage our overall credit risk. These policies include an evaluation of potential counterparties’ financial condition and an assignment of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry. We grant credit to utility customers and counterparties, substantially all of whom are located in our service territory, which covers most of Southern California and a portion of central California for SoCalGas, and all of San Diego County and an adjacent portion of Orange County for SDG&E. We also grant credit to utility customers and counterparties of our other companies providing natural gas or electric services in Mexico; Chile; Peru; southwest Alabama; and Hattiesburg, Mississippi.

When they become operational, projects owned or partially owned by Sempra Natural Gas, Sempra Renewables, Sempra South American Utilities and Sempra Mexico place significant reliance on the ability of their suppliers and customers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. We consider many factors, including the negotiation of supplier and customer agreements, when we evaluate and approve development projects.

NOTE 16. SEGMENT INFORMATION

We have six separately managed reportable segments, as follows:

1.	SDG&E provides electric service to San Diego and southern Orange counties and natural gas service to San Diego County.

2.	SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California.

3.
Sempra South American Utilities operates electric transmission and distribution utilities in Chile and Peru. In June 2013, we sold our interests in two Argentine utilities, which we discuss further in Note 4 above.

4.
Sempra Mexico develops, owns and operates, or holds interests in, natural gas transmission pipelines and propane and ethane systems, a natural gas distribution utility, electric generation facilities (including wind), a terminal for the import of LNG, and marketing operations for the purchase of LNG and the purchase and sale of natural gas in Mexico.

5.
Sempra Renewables develops, owns and operates, or holds interests in, wind and solar energy projects in Arizona, California, Colorado, Hawaii, Indiana, Kansas, Nebraska, Nevada and Pennsylvania to serve wholesale electricity markets in the United States.

6.
Sempra Natural Gas develops, owns and operates, or holds interests in, a natural gas-fired electric generation asset, natural gas pipelines and storage facilities, natural gas distribution utilities and a terminal for the import and export of LNG and sale of natural gas, all within the United States.

Sempra South American Utilities and Sempra Mexico comprise our Sempra International operating unit.  Sempra Renewables and Sempra Natural Gas comprise our Sempra U.S. Gas & Power operating unit.

We evaluate each segment’s performance based on its contribution to Sempra Energy’s reported earnings. The California Utilities operate in essentially separate service territories, under separate regulatory frameworks and rate structures set by the CPUC. The California Utilities’ operations are based on rates set by the CPUC and the FERC. We describe the accounting policies of all of our segments in Note 1.

Common services shared by the business segments are assigned directly or allocated based on various cost factors, depending on the nature of the service provided. Interest income and expense is recorded on intercompany loans. The loan balances and related interest are eliminated in consolidation.

Sempra Natural Gas’ sales to the DWR, under a 10-year contract that expired September 30, 2011, comprised 6 percent of our revenues in 2011.

The following tables show selected information by segment from our Consolidated Statements of Operations and Consolidated Balance Sheets. We provide information about our equity method investments by segment in Note 4. Amounts labeled as “All other” in the following tables consist primarily of parent organizations and the former commodities-marketing businesses of RBS Sempra Commodities, as we discuss in Note 4.

SEGMENT INFORMATION
(Dollars in millions)
	Years ended December 31,
	2013		2012			2011
REVENUES
SDG&E	$4,066	39%		$3,694	38%		$3,373	34%
SoCalGas	3,736	35		3,282	34		3,816	38
Sempra South American Utilities	1,495	14		1,441	15		1,080	11
Sempra Mexico	675	6		605	6		736	7
Sempra Renewables	82	1		68	1		22	―
Sempra Natural Gas	908	9		931	10		1,632	16
Adjustments and eliminations	(2)	―		(2)	―		(2)	―
Intersegment revenues(1)	(403)	(4)		(372)	(4)		(621)	(6)
Total	$10,557	100%		$9,647	100%		$10,036	100%
INTEREST EXPENSE
SDG&E	$197			$173			$142
SoCalGas	69			68			69
Sempra South American Utilities	27			32			34
Sempra Mexico	17			8			19
Sempra Renewables	23			22			13
Sempra Natural Gas	116			98			80
All other	241			251			233
Intercompany eliminations	(131)			(159)			(125)
Total	$559			$493			$465
INTEREST INCOME
SDG&E	$1		$	―		$	―
SoCalGas	―			―			1
Sempra South American Utilities	14			15			22
Sempra Mexico	2			2			1
Sempra Renewables	20			6			―
Sempra Natural Gas	88			55			34
All other	―			4			―
Intercompany eliminations	(105)			(58)			(32)
Total	$20			$24			$26
DEPRECIATION AND AMORTIZATION
SDG&E	$494	44%		$490	45%		$422	43%
SoCalGas	383	35		362	33		331	34
Sempra South American Utilities	59	5		56	5		40	4
Sempra Mexico	63	6		62	6		63	6
Sempra Renewables	21	2		16	1		6	1
Sempra Natural Gas	81	7		93	9		103	11
All other	12	1		11	1		11	1
Total	$1,113	100%		$1,090	100%		$976	100%
INCOME TAX EXPENSE (BENEFIT)
SDG&E	$191			$190			$237
SoCalGas	116			79			143
Sempra South American Utilities	67			78			42
Sempra Mexico	60			73			37
Sempra Renewables	(19)			(63)			(28)
Sempra Natural Gas	40			(157)			72
All other	(89)			(141)			(109)
Total	$366			$59			$394

SEGMENT INFORMATION (Continued)
(Dollars in millions)
	At December 31 or for the years ended December 31,
	2013		2012		2011
EARNINGS (LOSSES)
SDG&E(2)	$404	41%	$484	56%	$431	32%
SoCalGas(3)	364	37	289	34	287	22
Sempra South American Utilities	153	15	164	19	425	32
Sempra Mexico	122	12	157	18	192	14
Sempra Renewables	62	6	61	7	7	1
Sempra Natural Gas	64	6	(241)	(28)	115	9
All other	(168)	(17)	(55)	(6)	(126)	(10)
Total	$1,001	100%	$859	100%	$1,331	100%
ASSETS
SDG&E	$15,377	41%	$14,744	40%	$13,555	41%
SoCalGas	9,147	25	9,071	25	8,475	25
Sempra South American Utilities	3,531	10	3,310	9	2,981	9
Sempra Mexico	3,246	9	2,591	7	2,502	8
Sempra Renewables	1,219	3	2,439	7	1,210	4
Sempra Natural Gas	7,200	19	5,145	14	5,738	17
All other	838	2	818	2	442	1
Intersegment receivables	(3,314)	(9)	(1,619)	(4)	(1,654)	(5)
Total	$37,244	100%	$36,499	100%	$33,249	100%
EXPENDITURES FOR PROPERTY, PLANT & EQUIPMENT
SDG&E	$978	38%	$1,237	42%	$1,831	64%
SoCalGas	762	30	639	22	683	24
Sempra South American Utilities	200	8	183	6	110	4
Sempra Mexico	371	14	45	2	16	―
Sempra Renewables	176	7	717	24	248	9
Sempra Natural Gas	83	3	131	4	157	6
All other	2	―	4	―	4	―
Intercompany eliminations(4)	―	―	―	―	(205)	(7)
Total	$2,572	100%	$2,956	100%	$2,844	100%
GEOGRAPHIC INFORMATION
Long-lived assets(5):
United States	$22,654	84%	$22,698	85%	$21,405	85%
Mexico	2,597	9	2,219	8	2,189	9
South America	1,784	7	1,790	7	1,542	6
Total	$27,035	100%	$26,707	100%	$25,136	100%

Revenues:
United States	$8,478	80%	$7,711	80%	$8,521	85%
South America	1,495	14	1,441	15	1,080	11
Mexico	584	6	495	5	435	4
Total	$10,557	100%	$9,647	100%	$10,036	100%
(1)		Revenues for reportable segments include intersegment revenues of:

$10 million, $70 million, $91 million and $232 million for 2013, $8 million, $46 million, $108 million and $210 million for 2012, and $6 million, $53 million, $300 million and $262 million for 2011 for SDG&E, SoCalGas, Sempra Mexico and Sempra Natural Gas, respectively.

(2)		After preferred dividends and 2013 call premium on preferred stock.
(3)		After preferred dividends.
(4)		Amount represents elimination of intercompany sale of El Dorado power plant (renamed Desert Star Energy Center) in 2011, by Sempra Natural Gas to SDG&E.
(5)		Includes net property, plant and equipment and investments.

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

SEMPRA ENERGY
(In millions, except per share amounts)
	Quarters ended
	March 31	June 30	September 30	December 31
2013
Revenues	$2,650	$2,651	$2,551	$2,705
Expenses and other income	$2,298	$2,353	$2,119	$2,357

Net income	$178	$267	$323	$320
Earnings attributable to Sempra Energy	$178	$245	$296	$282

Basic per-share amounts(1):
Net income	$0.73	$1.10	$1.32	$1.31
Earnings attributable to Sempra Energy	$0.73	$1.00	$1.21	$1.15
Weighted average common shares outstanding	243.3	243.6	244.1	244.4

Diluted per-share amounts(1):
Net income	$0.72	$1.07	$1.29	$1.28
Earnings attributable to Sempra Energy	$0.72	$0.98	$1.19	$1.13
Weighted average common shares outstanding	247.5	248.5	249.3	249.9
2012
Revenues	$2,383	$2,089	$2,507	$2,668
Expenses and other income	$2,026	$2,141	$2,178	$2,359

Net income	$251	$74	$290	$305
Earnings attributable to Sempra Energy	$236	$62	$268	$293

Basic per-share amounts(1):
Net income	$1.04	$0.31	$1.20	$1.26
Earnings attributable to Sempra Energy	$0.98	$0.26	$1.11	$1.21
Weighted average common shares outstanding	240.6	241.1	241.7	242.0

Diluted per-share amounts(1):
Net income	$1.02	$0.30	$1.18	$1.23
Earnings attributable to Sempra Energy	$0.97	$0.25	$1.09	$1.18
Weighted average common shares outstanding	243.8	246.3	245.8	247.6
(1)	Earnings per share are computed independently for each of the quarters and therefore may not sum to the total for the year.

Revenues and Expenses and Other Income for each of the quarters in 2013 compared to 2012 were higher partly due to higher natural gas prices at SoCalGas.

Revenues and Expenses and Other Income for the third quarter of 2013 were lower compared to the first, second and fourth quarters of 2013 due to a decrease in cost of natural gas.

In the first and second quarters of 2013 compared to the same periods in 2012, increased Revenues included $68 million and $67 million, respectively, of higher authorized revenues from electric transmission at SDG&E. Also in the first and second quarters of 2013 compared to the same periods in 2012, Revenues and Expenses and Other Income included $46 million and $112 million, respectively, from higher cost of electric fuel and purchased power at SDG&E.

In the first quarter of 2013, Expenses and Other Income were favorably impacted by $74 million and Net Income and Earnings Attributable to Sempra Energy were favorably impacted by $44 million due to the sale of one 625-MW block of the 1,250-MW Mesquite Power natural gas-fired power plant, as we discuss in Note 3.

In the first quarter of 2013, Net Income and Earnings Attributable to Sempra Energy included $63 million income tax expense resulting from a corporate reorganization in connection with the IEnova stock offerings.

In the second quarter of 2013, Revenues included $131 million and Net Income and Earnings Attributable to Sempra Energy included $106 million favorable impacts from the retroactive application of the 2012 GRC for the period from January 2012 to March 2013 at the California Utilities.

In the second quarter of 2013, Expenses and Other Income were negatively impacted by $200 million and Net Income and Earnings Attributable to Sempra Energy were negatively impacted by $119 million due to the early retirement of SONGS, as we discuss in Note 13.

In the second quarter of 2012, Expenses and Other Income were negatively impacted by $300 million and Net Income and Earnings Attributable to Sempra Energy were negatively impacted by $179 million from an impairment charge to write down our investment in Rockies Express, as we discuss in Note 4. In the third quarter of 2012, Expenses and Other Income were negatively impacted by $100 million and Net Income and Earnings Attributable to Sempra Energy were negatively impacted by $60 million from an impairment to further write down our investment in Rockies Express.

In the second quarter of 2012, Net Income and Earnings Attributable to Sempra Energy were impacted by a $54 million income tax benefit primarily associated with the decision to hold life insurance contracts that are kept in support of certain benefit plans to term.

We discuss quarterly fluctuations related to SDG&E and SoCalGas below.

SDG&E
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2013
Operating revenues	$939	$1,064	$1,063	$1,000
Operating expenses	771	939	800	774
Operating income	$168	$125	$263	$226

Net income	$81	$73	$139	$142
Losses (earnings) attributable to noncontrolling interest	11	(7)	(5)	(23)
Earnings	92	66	134	119
Call premium on preferred stock	―	―	(3)	―
Dividends on preferred stock	(1)	(1)	(2)	―
Earnings attributable to common shares	$91	$65	$129	$119
2012
Operating revenues	$834	$780	$1,092	$988
Operating expenses	656	611	822	796
Operating income	$178	$169	$270	$192

Net income	$112	$101	$188	$114
Earnings attributable to noncontrolling interest	(6)	(5)	(12)	(3)
Earnings	106	96	176	111
Dividends on preferred stock	(1)	(1)	(2)	(1)
Earnings attributable to common shares	$105	$95	$174	$110

Net Income and Earnings were negatively impacted by higher operating expenses due to the delay in the CPUC decision on the 2012 GRC until the second quarter of 2013.

In the first and second quarters of 2013 compared to the same periods in 2012, Operating Revenues for SDG&E included $68 million and $67 million, respectively, of higher authorized revenues from electric transmission, primarily related to placing the Sunrise Powerlink transmission line in service in June 2012.

In the first and second quarters of 2013 compared to the same periods in 2012, Operating Revenues and Operating Expenses for SDG&E included $46 million and $112 million, respectively, from higher cost of electric fuel and purchased power due to

▪	$19 million and $94 million, respectively, from the incremental cost of renewable energy and increased cost of other purchased power primarily due to higher prices; and

▪	$27 million and $18 million, respectively, of increases in the cost of power purchased to replace power scheduled to be generated and delivered to SDG&E from SONGS.

SDG&E’s Operating Revenues in the second quarter of 2013 included $90 million and Net Income and Earnings included $69 million favorable impacts from the retroactive application of the 2012 GRC for the period from January 2012 to March 2013.

In the second quarter of 2013, Operating Expenses were negatively impacted by $200 million and Net Income and Earnings were negatively impacted by $119 million due to the early retirement of SONGS, as we discuss in Note 13.

In the third quarter of 2012, SDG&E’s Net Income and Earnings were impacted by $33 million from a change in the income tax treatment of certain repairs expenditures that are capitalized for financial statement purposes ($22 million for the full year 2011 and $11 million for the first six months of 2012).

SOCALGAS
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2013
Operating revenues	$983	$904	$807	$1,042
Operating expenses	900	725	652	920
Operating income	$83	$179	$155	$122

Net income	$46	$119	$102	$98
Dividends on preferred stock	―	(1)	―	―
Earnings attributable to common shares	$46	$118	$102	$98
2012
Operating revenues	$880	$720	$728	$954
Operating expenses	761	625	609	867
Operating income	$119	$95	$119	$87

Net income	$66	$54	$71	$99
Dividends on preferred stock	―	(1)	―	―
Earnings attributable to common shares	$66	$53	$71	$99

Net Income and Earnings were negatively impacted by higher operating expenses due to the delay in the CPUC decision on the 2012 GRC until the second quarter of 2013.

SoCalGas’ Operating Revenues and Operating Expenses for each of the quarters in 2013 compared to 2012 were higher primarily due to higher natural gas prices.

In the second quarter of 2013, Operating Revenues included $41 million and Net Income and Earnings included $37 million favorable impacts from the retroactive application of the 2012 GRC for the period from January 2012 to March 2013.

In the fourth quarter of 2013 compared to 2012, SoCalGas’ Net Income and Earnings were impacted by $26 million lower income tax benefit due to a change in 2012 in the income tax treatment of certain repairs expenditures that are capitalized for financial statement purposes. This was offset by the favorable impacts in 2013 of $19 million due to higher CPUC base operating margin as a result of the 2012 GRC decision and $12 million primarily due to higher favorable resolution of prior years’ tax issues.

NOTE 18. SUBSEQUENT EVENT

MESQUITE POWER PLANT

In January 2014, management approved a plan to market and sell the remaining 625-MW block of Sempra Natural Gas’ Mesquite Power natural gas-fired power plant in Arizona. As a result, in January 2014, we ceased depreciation on the plant and classified the book value of $287 million as an asset held for sale.

GLOSSARY

2010 Tax Act	Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010	ConEdison Development	Consolidated Edison Development
2012 GRC	2012 General Rate Case	Cox	Cox Communications
2012 Tax Act	American Taxpayer Relief Act of 2012	CPSD	Consumer Protection and Safety Division, now known as the Safety and Enforcement Division
AB	Assembly Bill	CPUC	California Public Utilities Commission
AFUDC	Allowance for funds used during construction	CRE	Comisión Reguladora de Energía (Energy Regulatory Commission) (Mexico)
AMI	Advanced metering infrastructure	CRRs	Congestion revenue rights
AOCI	Accumulated other comprehensive income (loss)	DA	Direct Access
ARO	Asset retirement obligation	DOE	U.S. Department of Energy
ASLB	Atomic Safety and Licensing Board	DRA	Division of Ratepayer Advocates
ASU	Accounting Standards Update	DWR	California Department of Water Resources
Bay Gas	Bay Gas Storage Company, Ltd.	EBITDA	Earnings before interest, taxes, depreciation and amortization
Bcf	Billion cubic feet	Ecogas	Ecogas Mexico, S de RL de CV
Black-Scholes model	Black-Scholes option-pricing model	Edison	Southern California Edison Company
BLM	Bureau of Land Management	EGWP	Employer Group Waiver Plan
BMV	La Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange)	EIA	Environmental impact authorization
CAL	Confirmatory Action Letter	EIR	Environmental impact report
Cal Fire	California Department of Forestry and Fire Protection	Eletrans	Eletrans, collectively for Eletrans S.A. and Eletrans II S. A.
California Utilities	San Diego Gas & Electric Company and Southern California Gas Company	EMA	Energy Management Agreement
Cameron LNG	Cameron LNG, LLC	EPA	Environmental Protection Agency
CARE	California Alternate Rates for Energy	EPS	Earnings per common share
CBA	Collective bargaining agreement	ERRA	Energy Resource Recovery Account
Cedar Creek 2	Cedar Creek 2 Wind Farm	ESOP	Employee stock ownership plan
CFE	Comisión Federal de Electricidad (Federal Electricity Commission) (Mexico)	ESP	Energy Service Provider
CFTC	U.S. Commodity Futures Trading Commission	FERC	Federal Energy Regulatory Commission
Chilquinta Energía	Chilquinta Energía S.A. and its subsidiaries	Final GRC Decision	Final CPUC decision on 2012 General Rate Case
Citizens	Citizens Sunrise Transmission, LLC	Flat Ridge 2	Flat Ridge 2 Wind Farm
CLF	Chilean Unidad de Fomento	Fowler Ridge 2	Fowler Ridge 2 Wind Farm
CMS 1	Copper Mountain Solar 1	FTC	Federal Trade Commission
CMS 2	Copper Mountain Solar 2	Gazprom	Gazprom Marketing & Trading Mexico
CMS 3	Copper Mountain Solar 3	GCIM	Gas cost incentive mechanism
CNE	Comisión Nacional de Energía (National Energy Commission) (Chile)	GRC	General Rate Case
CNF	Cleveland National Forest	HMRC	United Kingdom's Revenue and Customs Department

GLOSSARY (CONTINUED)

HRA	Health Retirement Account	NDT	Nuclear Decommissioning Trusts
IEnova	Infraestructura Energética Nova, S.A.B. de C.V.	NEIL	Nuclear Electric Insurance Limited
IFRS	International Financial Reporting Standards	NERC	North American Electric Reliability Corporation
IOUs	Investor-owned utilities	NOL	Net operating loss
IRS	Internal Revenue Service	NRC	Nuclear Regulatory Commission
ISFSI	Independent spent fuel storage installation	NYK	Nippon Yusen Kabushiki Kaisha
ISO	California Independent System Operator, also known as CAISO	OCI	Other comprehensive income
ITC	Investment tax credits	OII	Order Instituting Investigation
JP Morgan	J.P. Morgan Chase & Co.	OMEC	Otay Mesa Energy Center
J.P. Morgan Ventures	J.P. Morgan Ventures Energy Corporation	OMEC LLC	Otay Mesa Energy Center LLC
KMI	Kinder Morgan, Inc.	ORA	Office of Ratepayer Advocates (formerly the Division of Ratepayer Advocates or DRA)
KMP	Kinder Morgan Energy Partners, L.P.	OSINERGMIN	Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisory Body) (Peru)
kV	Kilovolt	Otay Mesa VIE	Otay Mesa Energy Center LLC
Liberty	Liberty Gas Storage, LLC	OTC	Over-the-counter
LIFO	Last-in first-out	PBOP	Other postretirement benefit plans
LNG	Liquefied natural gas	PBOP plan trusts	Postretirement benefit plan trusts
Luz del Sur	Luz del Sur S.A.A. and its subsidiaries	PCB	Polychlorinated Biphenyl
Luzlinares	Luzlinares S.A.	PCRB	Pollution Control Revenue Bonds
MBFC	Mississippi Business Finance Corporation	PD	Proposed Decision
Mcf	Thousand cubic feet	PE	Pacific Enterprises
Mehoopany Wind	Mehoopany Wind Farm	PEMEX	Petróleos Mexicanos (Mexican state-owned oil company)
MHI	Mitsubishi Heavy Industries	PG&E	Pacific Gas and Electric Company
MHI Collectively	Mitsubishi Heavy Industries, Ltd., Mitsubishi Nuclear Energy Systems, Inc., and Mitsubishi Heavy Industries America, Inc.	PPA	Power Purchase Agreement
Mississippi Hub	Mississippi Hub, LLC	PPACA	Patient Protection and Affordable Care Act
MMBtu	Million British thermal units (of natural gas)	PRP	Potentially Responsible Party
MMcf	Million Cubic Feet	PSEP	Pipeline Safety Enhancement Plan
Mobile Gas	Mobile Gas Service Corporation	PTC	Production tax credit
MS 1	Mesquite Solar 1	RBS	The Royal Bank of Scotland plc
MSUP	Master Special Use Permit	RBS SEE	RBS Sempra Energy Europe
Mtpa	Million Tonnes per annum	RBS Sempra Commodities	RBS Sempra commodities LLP
MW	Megawatt	RECs	Renewable energy certificates
MWh	Megawatt Hour	REX	Rockies Express Pipeline

GLOSSARY (CONTINUED)

Rockies Express	Rockies Express Pipeline LLC	U.S. GAAP	Accounting Principles Generally Accepted in the United States
ROE	Return on equity	USFS	United States Forest Service
ROR	Rate of return	VaR	Value at Risk
RPS	Renewables Portfolio Standard	VAT	Value added tax
RSAs	Restricted Stock Awards	VEBA	Voluntary Employee Beneficiary Association
RSUs	Restricted Stock Units	VIE	Variable interest entity
SAESA	Sociedad Austral de Electricidad Sociedad Anónima	VNR	Valor Nuevo de Reemplazo (New replacement value) (Chile and Peru)
SB	Senate Bill	VREP	Voluntary Retirement Enhancement Program
SDG&E	San Diego Gas & Electric Company	Williams	Williams Midstream Natural Gas Liquids, Inc.
SEDATU	Secretaria de Desarrollo Agrario, Territorial y Urbano	Willmut Gas	Willmut Gas Company
SEMARNAT	Mexican environmental protection agency
SFP	Secondary financial protection
Shell	Shell México Gas Natural
SoCalGas	Southern California Gas Company
SONGS	San Onofre Nuclear Generating Station
SPPR Group	Southwest Public Power Resources Group
SRP	Salt River Project Agricultural Improvement and Power District
S&P	Standard & Poor's
SWPL	Southwest Power Link
Tallgrass	Tallgrass Energy Partners, L.P.
Tangguh PSC	Tangguh PSC Contractors
TCAP	Triennial Cost Allocation Proceeding
Tecnored	Tecnored S.A.
Tecsur	Tecsur S.A.
The 2013 Plan	Sempra Energy 2013 Long-Term Incentive Plan
The Committees	Pension and Benefits Investments Committee
TIMP	Transmission Integrity Management Program
TO4	Electric Transmission Formula Rate
ESOP	ESOP Trust
TURN	The Utility Reform Network